Form 10-K, Exhibit 13
period 1994-04-30
MEDTRONIC INC
filed 1994-07-27
CIK 64670

NOTE: Throughout this annual report, references to years, when used alone, refer to fiscal years ended April 30.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY

Medtronic is the world's leading therapeutic medical technology company, developing, manufacturing, and marketing therapies for improving cardiovascular and neurological health. Primary products include implantable pacemaker systems used for the treatment of bradycardia, implantable tachyarrhythmia management systems, mechanical and tissue heart valves, balloon and guiding catheters used in angioplasty, implantable neurostimulation and drug delivery systems, and perfusion systems including blood oxygenators, centrifugal blood pumps, autotransfusion systems, and cannula products.

Significant events during the company's fiscal year included several new product introductions and three acquisitions. In December 1993, the United States Food and Drug Administration (FDA) cleared the company's Transvene lead system for use with the Medtronic implantable pacer/cardioverter/defibrillator (PCD) device. In March 1994, two devices in the new Jewel PCD product line were commercially released outside the United States as was the company's Thera line of bradycardia pacemaker systems. The company strengthened its cardiac surgery business product line with the March acquisition of DLP, Inc., a manufacturer of cannula and interventional radiology products, and the April acquisitions of Electromedics, Inc. and Carbon Implants, Inc. Electromedics designs, manufactures, and markets blood conservation equipment for use in autotransfusion during major medical procedures. Carbon Implants is an innovator in the design and manufacturing of implantable prosthetic heart valves.

Operating results for 1994 are highlighted by the ninth consecutive year of growth in net sales ($1.4 billion), net earnings ($232.4 million), and earnings per share ($4.05). Net sales in 1994 increased 11.3% over the prior year on a comparable operations basis (i.e., after adjusting for the effects of acquisitions and divestitures discussed in Note 2 to the consolidated financial statements and foreign currency translations), compared to increases of 13.0% in 1993 and 13.6% in 1992. The increase in net sales results from another year of strong growth in all three of the company's businesses: pacing, other cardiovascular, and neurological and other. Net earnings increased 17.8% in 1994, compared with increases of 22.1% in 1993 and 21.1% in 1992. Earnings per share increased 22.0% in 1994, compared with increases of 22.5% in 1993 and 20.4% in 1992.


NET SALES

The following is a summary of sales by business as a percentage of total net sales:


Years ended April 30,        1994             1993            1992

Pacing                       67.2%            65.7%           66.1%
Other Cardiovascular         23.6             22.9            21.4
Neurological & Other          9.2             11.4            12.5


Total Medtronic             100.0%           100.0%          100.0%

Net sales of the pacing business, consisting mainly of bradycardia pacing and tachyarrhythmia management, increased 12.0% over the prior year on a comparable operations basis. Sales of both tachyarrhythmia management and bradycardia devices grew significantly in 1994. Sales growth within the tachyarrhythmia management business was attributable to the U.S. commercial release of the PCD device in February 1993 and U.S. commercial release of the Transvene lead system in December 1993. The FDA approval of the Transvene lead system established the company's PCD system as the first tiered-therapy transvenous tachyarrhythmia system cleared for implant in the United States. The new, smaller Jewel PCD devices, commercially released in markets outside the United States in December 1993 and in clinical evaluation in the United States, also contributed to tachyarrhythmia revenue growth. Bradycardia pacing net sales surpassed the rate of market growth led by the Elite II dual-chamber rate responsive pacemaker, market released in the United States in December 1992, and the company's broad line of CapSure leads.

Also contributing to the bradycardia sales growth was the Thera pacemaker system, consisting of a family of six new pacemakers, a specialized new lead, and a new programmer, which was commercially released in Europe in March 1994.

Net sales of the other cardiovascular business, consisting of cardiopulmonary, heart valves, and interventional vascular, increased 8.4% on a comparable operations basis in 1994. The interventional vascular business reported strong double digit sales growth stemming from an increase in worldwide unit sales of the 14K and Spirit over-the-wire balloon catheters and Gold Xchange rapid-exchange catheter. The overall increase in unit growth was slightly offset by declining average selling prices. The decrease in selling prices was the result of increasing price competition and it is anticipated that further erosion of selling prices will continue into 1995. Within the cardiopulmonary and heart valves businesses, centrifugal blood pumps and bioprosthetic tissue valves contributed solid revenue growth. A moderation in the growth rate of open heart surgeries slowed the overall sales growth of the heart valves and cardiopulmonary businesses. With the recent acquisitions of DLP, Inc., Electromedics, Inc., and Carbon Implants, Inc., management believes the company is well positioned for future growth in the cardiac surgery market.

On a comparable operations basis, net sales of the neurological and other businesses, primarily consisting of implantable neurostimulation devices, drug administration systems, and components, grew 14.5% over the previous year. These results reflect strong growth in sales of the implantable SynchroMed infusion system, which received clearance from the FDA in August 1992 for use with Lioresal(R) Intrathecal for the treatment of chronic spasticity and morphine for malignant pain. In February 1994, the U.S. Health Care Financing Administration authorized Medicare reimbursement for use of the SynchroMed system in treatment of these indications. The neurological and other businesses sales have decreased as a percentage of total sales in 1994 because of the divestitures of certain product lines within this business.

As part of its overall growth strategy, the company is continuing to pursue opportunities that address unmet patient needs in areas where there is synergy with current businesses. Currently, these opportunities include, among others, treatment of congestive heart failure and voiding dysfunctions. Net sales of products from venture-related activities, included in the neurological and other business, were not material in each of the three years ended 1994.

In 1994, U.S. sales increased 10.9%, excluding the effects of acquisitions and divestitures. Sales outside the United States increased 11.9% on a comparable operations basis. Sales in non-U.S. markets accounted for 42.5% of worldwide net sales, compared with 42.0% in 1993 and 40.6% in 1992. However, the impact of foreign currency fluctuations on net sales affects comparisons between years. Net sales growth in 1994 was affected by $30.8 million of unfavorable foreign exchange rate movements caused by the U.S. dollar strengthening against major foreign currencies. Conversely, comparing 1993 to 1992, net sales were increased by $22.0 million from the effect of the U.S. dollar weakening against major foreign currencies. When adjusted for the impact of foreign exchange fluctuations to the respective prior year, net sales in non-U.S. markets as a percent of worldwide net sales were 43.7% in 1994, 41.0% in 1993, and 41.5% in 1992. The impact of foreign currency fluctuations on net earnings is significantly less than the impact on sales due to the offsetting foreign currency impact on costs and expenses and the company's hedging activities.

COSTS AND EXPENSES

The following is a summary of major costs and expenses as a percentage of net sales:

Years ended April 30,                1994             1993            1992

Cost of Products Sold                31.0%            31.6%           32.4%
Research & Development               11.2             10.0             9.3
Selling, General & Administrative    33.8             36.1            37.4

The improvement in cost of goods sold as a percentage of net sales in 1994 was primarily the result of the divestitures of lower margin product lines, productivity increases, and effective cost controls. The efficiencies of higher production levels were evident in most businesses, especially for tachyarrhythmia management, drug administration system devices, and interventional vascular products. Future gross margins will be impacted by regulatory and competitive pricing pressures, recently acquired product lines, new product introductions, the mix of products both within and between businesses, productivity fluctuations, and the effects of foreign currency fluctuations.

The increase in research and development (R&D) expense reflects the company's strategy and commitment to invest significant resources to increase revenue and market share by developing technological enhancements and new indications for existing products as well as developing new technologies to address unmet patient needs. R&D expense increased 17.6% to $156.3 million in 1994 from $133.0 million in 1993.

The decline in selling, general, and administrative expense (SG&A) in 1994 was caused by the divestitures in 1993 and 1994, effective spending controls, and increased royalty income. SG&A expense in 1994 was also affected by $14.3 million of charges which primarily relate to the impact of adoption of a new accounting principle and a provision for potentially uncollectible trade and other receivables.

Interest expense was $8.2 million in 1994, compared with $10.4 million in 1993 and $13.4 million in 1992. Interest income was $8.4 million in 1994, compared with $8.8 million in 1993 and $10.3 million in 1992. Interest income and interest expense in 1994 are lower than in 1993 primarily due to the redemption of Industrial Development Serial Revenue Bonds early in 1994 and lower interest rates paid on bank borrowings and earned on investments.

In July 1993, the company sold substantially all of the assets of its Andover Medical, Inc., subsidiary for $21.0 million, recognizing a pretax gain of $14.0 million. Andover Medical developed, manufactured, and marketed external electrodes used primarily with electrical nerve stimulation and neuromuscular stimulation devices.


INCOME TAXES

The effective income tax rate in 1994 was 33.0%, compared with 32.5% in 1993, and 33.5% in 1992. The increase in 1994 was primarily the result of an increase in the U.S. income tax rate. The decrease in 1993 was primarily the result of adopting Statement of Financial Accounting Standards No. (SFAS) 109, "Accounting for Income Taxes," and lower income taxes in certain non-U.S. locations.

Federal tax legislation has been passed which increases the U.S. corporate income tax rate, retroactively reinstates the research tax credit, and beginning in 1995, limits U.S. tax benefits from operations in Puerto Rico. The increase in the federal tax rate and Puerto Rico benefit limitations will put upward pressure on the company's effective tax rate. However, the impact of these factors on the effective tax rate in future years will be primarily dependent upon the level of operating activity in Puerto Rico and level of research activities. Accordingly, the company cannot determine the impact the tax legislation will have on future operating results. For further discussion, see
Note 8 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

SUMMARY

At April 30, 1994, cash and cash equivalents were $108.7 million and short-term investments were $72.7 million, compared with $77.0 million and $79.0 million at April 30, 1993, respectively. The company continued to maintain a high level of working capital, the excess of current assets over current liabilities, at $406.4 million at April 30, 1994, compared with $426.6 million at April 30, 1993. The current ratio at April 30, 1994, was 1.9:1, compared with 2.2:1 and 2.3:1 at April 30, 1993 and 1992, respectively. The decrease in working capital and current ratio is primarily due to an increase in current liabilities resulting from acquisitions near year-end and the timing of estimated income tax payments. The company's net cash position, defined as the sum of cash, cash equivalents, and short-term investments less short-term borrowings and long-term debt was $103.0 million at April 30, 1994, compared to $53.3 million and 21.2 million at April 30, 1993 and 1992, respectively.


CASH FLOW

Cash provided by operating activities was $356.9 million, compared with $291.5 million in 1993 and $151.4 million in 1992. The company's cash position was favorably impacted by the timing of income tax payments, ongoing royalty income, and decreases in prepaid expenses and other current assets offset by increases in accounts receivable and inventories.

During 1994, the cash portion of the purchase price paid for the acquisitions of DLP, Electromedics, Inc., Carbon Implants, Inc., and CardioRhythm, was
approximately $189.4 million. For further details, see Note 2 to the consolidated financial statements. In addition to acquisitions, significant items affecting cash flows during 1994 included repurchases of the company's common stock and additions to property, plant, and equipment (PP&E). The cost of stock repurchases in 1994 were $53.4 million, compared to $142.9 million and $38.3 million in 1993 and 1992, respectively. Additions to PP&E, net of retirements and additions associated with newly acquired entities, were $60.8 million in 1994, compared with $77.1 million in 1993 and $77.2 million in 1992. The company expects growth in capital spending to support increased manufacturing capacity and operational requirements. This spending will be financed primarily by funds from operations.


DEBT AND CAPITAL

During 1993, the Board of Directors authorized the company to repurchase an additional 3.0 million shares of its common stock, of which authorization to repurchase approximately 1.5 million shares remained at April 30, 1994. Approximately 860,000 shares were repurchased in 1994 at a cost of $53.4 million (average price, $62.16 per share), financed in part by short-term borrowings. The company repurchased shares in 1994 to offset dilution resulting from the issuance of stock under employee benefit plans and to take advantage of market conditions. Future repurchases of common stock will depend upon market conditions, the company's cash position, and other factors. In April 1994, approximately 778,000 shares of common stock were issued for the acquisition of Electromedics. For further details, see Note 2 to the consolidated financial statements.

Dividends to shareholders were $39.0 million, $33.3 million, and $29.3 million in 1994, 1993, and 1992, respectively. Consistent with the company's financial objectives, the company expects to continue paying dividends at a rate of approximately 20% of the previous year's net earnings.

The company's capital structure consists of equity and interest-bearing debt. The company utilizes long-term debt minimally. Interest-bearing debt as a percent of total capital was 6.9% at April 30, 1994, compared with 10.9% and 10.1% at April 30, 1993 and 1992, respectively. These ratios are well within the company's financial objective of maintaining a debt-to-total capital ratio not exceeding 30%.

Return on equity (ROE), which compares net earnings to average shareholders' equity, is a key measure of management's ability to utilize the shareholders' investment in the company effectively. Achieving ROE of at least 20% per year, one of the company's financial objectives, was again exceeded in 1994. The company continued its strong performance with ROE of 24.5% in 1994, compared with 24.1% in 1993 and 21.8% in 1992.


GOVERNMENT REGULATION AND OTHER MATTERS

President Clinton's Administration has introduced a health care reform bill that would cause significant changes in health care delivery. Congress is currently considering this bill and others, and it is generally expected that Congress will pass a health care reform bill in some form which could affect health care expenditures in the United States. Similar initiatives to limit the growth of health care costs, including price regulation, are also underway in several other countries in which the company does business. These changes are causing the marketplace to place increased emphasis on the delivery of more cost-effective medical therapies. Although the company believes it is well positioned to respond to changes resulting from health care reform, the uncertainty as to the outcome of any proposed legislation or change in the marketplace precludes the company from predicting the impact such reform may have on future operating results.

The number of medical devices approved by the FDA for commercial release has decreased significantly in recent years due to more rigorous clinical evaluation requirements, increased enforcement actions, and the enactment of the Safe Medical Devices Act of 1990, which reflect a trend toward more stringent product regulation by the FDA. Rigorous regulatory action may be taken in response to deficiencies noted in inspections or to any product performance problems. The risks in the United States of lengthened introduction times for new products and additional expense have increased substantially. In addition, the requirements for post-market surveillance and device tracking under the Safe Medical Devices Act continue to increase the expense of the regulatory process.

The U.S. Health Care Financing Agency, which determines Medicare reimbursement policy and practice, appears to be changing its practice of reimbursing hospitals for procedures involving medical devices in clinical evaluation. Such a change in practice is causing some hospitals to treat Medicare patients only with medical devices that have been cleared for commercial release by the FDA. This action will probably limit the scope of clinical trials in the United States, force more clinical research to non-U.S. markets, and increase the cost and time required to complete clinical evaluations in the United States.

The operations of the company, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. In addition, many of these substances contain chlorofluorocarbons which, under federal law, must be phased out in the mid-1990s. Medtronic believes that alternatives are available and plans to eliminate the use of chlorofluorocarbons in compliance with such requirements. While it is difficult to quantify the potential impact of compliance with environmental protection laws, management believes that such compliance will not have a material impact on the company's financial position.

The company operates in an industry susceptible to significant product liability claims. Product liability claims may be asserted against the company in the future relative to events not known to management at the present time. The company has insurance coverage which management believes is adequate to protect against any material product liability losses.

                              REPORT OF MANAGEMENT

The management of Medtronic, Inc., is responsible for the integrity of the financial information presented in the annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management's judgment.

Management relies upon established accounting procedures and related systems of internal control for meeting its responsibilities to maintain reliable financial records. These systems are designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's intentions. Internal auditors periodically review the accounting and control systems, and these systems are revised if and when weaknesses or deficiencies are found.

The Audit Committee of the Board of Directors, composed of directors from outside the company, meets regularly with management, the company's internal auditors, and its independent accountants to discuss audit scope and results, internal control evaluations, and other accounting, reporting, and financial matters. The independent accountants and internal auditors have access to the Audit Committee without management's presence.

/S/ William W. George
William W. George
President and Chief Executive Officer

/S/ Arthur D. Collins, Jr.
Arthur D. Collins, Jr.
Chief Operating Officer


/S/ Robert L. Ryan
Robert L. Ryan
Senior Vice President and Chief Financial Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Medtronic, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings and of cash flows present fairly, in all material respects, the financial position of Medtronic, Inc., and its subsidiaries at April 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/S/ Price Waterhouse
Price Waterhouse
Minneapolis, Minnesota
May 23, 1994

                       STATEMENT OF CONSOLIDATED EARNINGS

(in thousands of dollars, except per share data)                 Medtronic, Inc.
Years ended April 30,                                                        1994                   1993                 1992


NET SALES                                                                $  1,390,922          $  1,328,208          $  1,176,912
COSTS AND EXPENSES:
   Cost of products sold                                                      431,668               420,132               381,779
   Research and development expense                                           156,314               132,955               109,181
   Selling, general, and administrative expense                               470,266               480,006               439,908
   Interest expense                                                             8,208                10,448                13,437
   Interest income                                                             (8,373)               (8,791)              (10,311)
   Gain on sale of subsidiary                                                 (13,962)                   --                    --
   Litigation settlement                                                           --               (50,000)                   --
   Intangible asset amortization                                                   --                18,000                    --
   Foundation commitment                                                           --                12,000                    --
      TOTAL COSTS AND EXPENSES                                              1,044,121             1,014,750               933,994

EARNINGS BEFORE INCOME TAXES                                                  346,801               313,458               242,918
PROVISION FOR INCOME TAXES                                                    114,444               101,874                81,377
   NET EARNINGS BEFORE CUMULATIVE EFFECT
      OF ACCOUNTING CHANGES                                                  232,357                211,584               161,541
CUMULATIVE EFFECT OF ACCOUNTING CHANGES:
   Postretirement benefits (net of deferred taxes of $5,674)                       --                (9,256)                   --
   Income Taxes                                                                    --                (5,100)                   --
      NET EARNINGS                                                       $    232,357          $    197,228          $    161,541

WEIGHTED AVERAGE SHARES OUTSTANDING                                            57,404                59,416                59,606

Earnings per Share:
   Earnings before cumulative effect of accounting change                $       4.05          $       3.56          $       2.71
   Cumulative effect of accounting changes                                         --                 (0.24)                   --
      NET EARNINGS PER SHARE                                             $       4.05          $       3.32          $       2.71

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED BALANCE SHEET

(in thousands of dollars)                                                                               Medtronic, Inc.
April 30,                                                                                           1994                 1993

ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                                   $    108,720          $     76,994
   Short-term investments                                                                            72,694                78,984
   Accounts receivable, less allowance for doubtful accounts of $20,123 and $9,456                  340,927               331,248
   Inventories:
      Finished goods                                                                                102,163                90,046
      Work in process                                                                                50,751                45,658
      Raw materials                                                                                  60,384                53,362
         Total Inventories                                                                          213,298               189,066
   Prepaid income taxes                                                                              79,809                68,404
   Prepaid expenses and other current assets                                                         30,409                36,022
      TOTAL CURRENT ASSETS                                                                          845,857               780,718
PROPERTY, PLANT, AND EQUIPMENT:
   Land and land improvements                                                                        16,624                15,261
   Buildings and leasehold improvements                                                             165,822               148,639
   Equipment                                                                                        409,050               366,854
   Construction in progress                                                                          18,449                19,696
                                                                                                    609,945               550,450
   Accumulated depreciation                                                                        (308,160)             (267,667)
      Net Property, Plant, and Equipment                                                            301,785               282,783
GOODWILL, net of accumulated amortization of $27,842 and $21,160                                    279,514               109,575
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $21,042 and $17,974                      87,724                29,983
OTHER ASSETS                                                                                        108,372                89,421
      TOTAL ASSETS                                                                             $  1,623,252          $  1,292,480

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term borrowings                                                                       $     58,173          $     91,864
   Accounts payable--trade                                                                           32,673                25,429
   Accounts payable--other                                                                           68,492                56,747
   Acquisition price payable                                                                         39,130                    --
   Accrued compensation                                                                              53,537                49,154
   Accrued income taxes                                                                             104,894                63,414
   Other accrued expenses                                                                            82,545                67,518
      TOTAL CURRENT LIABILITIES                                                                     439,444               354,126
LONG-TERM DEBT                                                                                       20,232                10,851
DEFERRED INCOME TAXES                                                                                15,915                 5,012
OTHER LONG-TERM LIABILITIES                                                                          94,169                81,013
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
   Preferred   stock--par  value  $1.00;   2,500,000  shares  authorized, none
    outstanding
   Common  stock--par value $.10;  200,000,000  shares  authorized,
    58,128,714 and  57,819,736 shares issued and outstanding                                          5,813                 5,782
   Retained earnings                                                                              1,089,681               870,303
   Cumulative translation adjustments                                                                (9,702)               (1,057)
                                                                                                  1,085,792               875,028
   Receivable from Employee Stock Ownership Plan                                                    (32,300)              (33,550)
      TOTAL SHAREHOLDERS' EQUITY                                                                  1,053,492               841,478
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                               $  1,623,252          $  1,292,480

See accompanying notes to consolidated financial statements.

                      STATEMENT OF CONSOLIDATED CASH FLOW

(in thousands of dollars)                                                                      Medtronic, Inc.

Years ended April 30,                                                        1994                   1993                 1992


OPERATING ACTIVITIES
   Net earnings                                                           $   232,357            $  197,228            $  161,541
   Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Depreciation and amortization                                         78,577                69,625                59,358
         Gain on sale of subsidiary, net of tax                                (9,424)                   --                    --
         Deferred income taxes                                                 (3,150)              (11,141)              (11,789)
         Foreign currency transaction loss                                      7,511                 8,115                 5,766
         Changes in  operating  assets  and  liabilities
            excluding  effects  of acquisitions and divestiture:
               Increase in accounts receivable                                 (8,635)               (8,736)              (29,727)
               Increase in inventories                                         (8,087)              (14,660)              (42,725)
               Decrease (increase) in prepaid expenses and other assets         8,954               (29,043)              (19,795)
               Increase in accounts payable and accrued liabilities            10,626                22,664                 5,810
               Increase in accrued income taxes                                37,653                 3,697                19,602
               Increase in deferred income                                        400                20,450                    96
               Increase in postretirement benefit accrual                       2,156                16,623                    --
               Increase in other long-term liabilities                          7,918                16,689                 3,233
                  NET CASH PROVIDED BY OPERATING ACTIVITIES                   356,856               291,511               151,370
INVESTING ACTIVITIES
   Additions to property, plant, and equipment                                (60,799)              (77,077)              (77,189)
   Acquisitions, net of cash acquired                                        (189,440)              (18,668)                   --
   Proceeds from sale of subsidiary                                            21,000                    --                    --
   Repayment from Employee Stock Ownership Plan                                 1,250                 2,400                 2,050
   Sales of marketable securities                                              92,985                12,133                27,522
   Purchases of marketable securities                                        (109,346)              (72,616)              (24,402)
   Other investing activities                                                 (13,713)               (8,958)               (6,230)
                  NET CASH USED IN INVESTING ACTIVITIES                      (258,063)             (162,786)              (78,249)
FINANCING ACTIVITIES
   (Decrease) increase in short-term borrowings                               (28,285)                  591               (10,750)
   (Decrease) increase in long-term debt                                       (8,199)                5,618                   140
   Increase in acquisition price payable                                       45,630                    --                    --
   Dividends to shareholders                                                  (38,985)              (33,337)              (29,339)
   Repurchase of common stock                                                 (53,423)             (142,919)              (38,299)
   Issuance of common stock                                                    16,339                17,408                17,103
                  NET CASH USED IN FINANCING ACTIVITIES                       (66,923)             (152,639)              (61,145)
   Effect of exchange rate changes on cash and cash equivalents                  (144)                   92                    (7)
NET CHANGE IN CASH AND CASH EQUIVALENTS                                        31,726               (23,822)               11,969
   Cash and cash equivalents at beginning of year                              76,994               100,816                88,847
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $   108,720            $   76,994            $  100,816

SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid during the year for:
      Income taxes                                                        $    73,858            $  110,864            $   69,390
      Interest                                                                  8,346                10,769                13,537

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars, except per share data)                 Medtronic, Inc.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated. Certain prior period amounts have been reclassified to conform to the 1994 presentation.

CASH EQUIVALENTS

The company considers temporary cash investments with maturities of three months or less from the date of purchase to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is stated at cost. Additions and improvements are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the various assets.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of cost over net assets of businesses acquired, while other intangible assets consist primarily of purchased technology and patents. These assets are being amortized using the straight-line method over their estimated useful lives, of which periods up to 26 years remain.

The  increases in goodwill and other  intangible  assets during 1994 are related
primarily to the  acquisitions of DLP, Inc.,  Electromedics,   Inc.,  and Carbon
Implants, Inc. See Note 2 for discussion of acquisitions.

FOREIGN CURRENCY TRANSLATION

Essentially all assets and liabilities are translated to U.S. dollars at year-end exchange rates, while elements of the income statement are translated at average exchange rates in effect during the year. Adjustments arising from the translation of most net assets located outside the United States are recorded as a component of shareholders' equity.

ROYALTY INCOME

Income earned from royalty and license agreements is recorded as a reduction of selling, general, and administrative expense.


NOTE 2--ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

On March 17, 1994, the company acquired substantially all of the assets and liabilities of DLP, Inc., for approximately $128.3 million in cash. DLP is the market leader in the development, manufacture, and sale of cannula products used in heart surgery.

On April 25, 1994, the company acquired all of the outstanding shares of Electromedics, Inc., for approximately $95.3 million. The purchase price consisted of approximately $39.1 million payable in cash and approximately 778,000 shares of the company's common stock valued at $56.2 million. Electromedics designs, manufactures, and markets blood management and blood
conservation   equipment  for  use  in  autotransfusion   during  major  medical
procedures.

On April 29, 1994, the company acquired all of the remaining outstanding common stock of Carbon Implants, Inc., an innovator in the design and manufacturing of implantable prosthetic heart valves. The total purchase price was approximately $34.6 million.

The acquisitions of DLP, Electromedics, and Carbon Implants were accounted for as purchases. Accordingly, the results of operations of the acquired entities have been included in the company's consolidated financial statements since the respective dates of acquisition. Acquired goodwill, patents, trademarks, and other intangible assets associated with these acquisitions are being amortized using the straight-line method over periods ranging from 8 to 25 years.

The following unaudited pro forma information has been prepared assuming that the acquisitions of DLP, Electromedics, and Carbon Implants had occurred at the beginning of the periods presented. Permitted pro forma adjustments include only the effects of events directly attributable to a transaction that are factually supportable and expected to have a continuing impact, such as: amortization of intangibles, decreased net interest income on cash paid, income tax effects, and increased outstanding shares of common stock. Pro forma adjustments reflecting anticipated "efficiencies" in operations resulting from a transaction are not permitted. As a result of the limitations imposed with regard to the types of permitted pro forma adjustments, Medtronic believes that this unaudited pro forma information is not indicative of future results of operations, nor the results of historical operations had the acquisitions been consummated as of the assumed dates.

                                              (Unaudited)
Years ended April 30,                      1994        1993


Net Sales                              $1,464,001  $ 1,400,314
Net Earnings                           $  225,172  $   204,036*
Net Earnings per Share                 $     3.87  $      3.39*

   Average Shares Outstanding              58,205       60,159


* Net earnings and net earnings per share for 1993 exclude the cumulative effect of accounting changes (Notes 8 and 9).

In May 1992, the company acquired all of the outstanding capital stock of CardioRhythm, a manufacturer of electrophysiological catheters used for the diagnosis and treatment of cardiac arrhythmias. The initial price paid of $20.0 million was accounted for as a purchase and the results of operations have been included in the company's consolidated financial statements since the date of acquisition. In 1994, the company made additional payments of $6.5 million to settle substantially all remaining obligations existing at the acquisition date. These payments were recorded as additions to the initial price of the acquisition.

(in thousands of dollars, except per share data)                 Medtronic, Inc.
DIVESTITURES

In July 1993, the company sold substantially all the assets of its Andover Medical, Inc., subsidiary for $21.0 million, recognizing a pretax gain of $14.0 million. Andover Medical developed, manufactured, and marketed external electrodes used primarily with electrical nerve stimulation and neuromuscular stimulation devices. Exclusive of the gain recognized, this transaction did not have a significant impact on the company's operating results.

In November 1992, the company sold substantially all the assets of its Nortech business, excluding accounts receivable. Nortech developed, manufactured, and marketed transcutaneous electrical nerve stimulation and neuromuscular stimulation devices for pain control and muscle rehabilitation. During 1993, intangible asset amortization of $18.0 million was recorded, a significant portion of which related to the Nortech business.

In February 1993, the company sold all the assets of its CardioCare division. CardioCare was in the business of telephonic pacemaker monitoring. This transaction did not have a significant impact on the company's operating results.


NOTE 3--FINANCIAL INSTRUMENTS

FOREIGN CURRENCY INSTRUMENTS

A significant portion of the company's cash flows are derived from sales denominated in foreign currencies. To the extent the U.S. dollar value of sales denominated in foreign currencies is diminished as a result of a strengthening dollar, the company's ability to fund dollar-based strategic initiatives at a consistent level may be impaired. To minimize the impact of foreign exchange rate movements on sales denominated in foreign currencies, the company enters into forward exchange and option contracts. The company's hedging activities do not subject it to exchange rate risk as gains and losses on these financial instruments offset gains and losses on the assets, liabilities, and transactions being hedged.

The company had contracts to exchange foreign currencies, principally the Japanese Yen and German Deutschemark, for U.S. dollars as follows:

April 30,                                  1994         1993

Forward exchange contracts              $ 371,672     $112,746
Foreign currency put options               66,875      131,086

These option and forward exchange contracts, which typically expire within one year, are designed to hedge anticipated foreign currency transactions. Such transactions, primarily export intercompany sales, are probable but not firmly committed. The carrying amounts of forward contracts are adjusted at each balance sheet date for changes in exchange rates. The aggregate losses on forward contracts of $12,869 and $11,959 in 1994 and 1993, respectively, were offset by gains on the assets, liabilities, and transactions being hedged. Unrealized gains and losses on options that are designated and effective as hedges on such transactions are deferred and recognized in income in the same period as the hedged transaction.


OTHER FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the company's significant financial instruments were as follows:

April 30,                     1994                 1993

                      CARRYING     FAIR    Carrying     Fair
                       AMOUNT      VALUE    Amount      Value

ASSETS
Cash and short-term
   investments        $181,414  $181,414   $155,978   $155,978
Long-term investments   91,177   106,655     57,533     79,983
Purchased options          907       210      5,454     11,977

LIABILITIES
Short-term borrowings   55,406    55,406     86,115     86,115
Long-term debt          22,999    23,748     16,600     16,956
Forward exchange
   contracts            12,205    12,205      6,030      6,030

Fair values of short-term financial instruments approximate their carrying values due to their short maturity. The fair values of certain long-term investments are based on quoted market prices for those or similar investments. For long-term investments which have no quoted market prices, a reasonable estimate of fair value was made using available market information and appropriate valuation techniques. The fair value of long-term debt is based on the current rates offered to the company for debt of similar maturities. The estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange. The fair value of foreign currency contracts were estimated based on quoted market prices at April 30, 1994 and 1993.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires certain debt and equity securities to be accounted for based on their fair value. The company must adopt SFAS No. 115 in 1995, however, adoption of SFAS 115 is not expected to have a material impact on the company's financial position.

CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially subject the company to significant concentrations of credit risk, consist principally of cash investments, foreign currency exchange contracts, and trade accounts receivable.

The company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any financial institution.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with national health care systems in several countries within the European Economic Community. Although the company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of those countries' national economies.

(in thousands of dollars, except per share data)               Medtronic, Inc.

NOTE 4--DEBT

SHORT-TERM

Short-term borrowings consist primarily of U.S. bank borrowings used to finance recent acquisition activity (see Note 2 to consolidated financial statements) and company stock repurchases and non-U.S. bank borrowings used for foreign exchange purposes. Short-term borrowings and current maturities of long-term debt amounted to $58,173 and $91,864 at April 30, 1994 and 1993, respectively. The average interest rate of short-term borrowings was 5.1% and 5.3% at April 30, 1994 and 1993, respectively.

The company has existing lines of credit of $426,000 with various banks, of which $370,594 was unused at April 30, 1994. There are no compensating balance requirements.

LONG-TERM

Long-term debt consisted of the following:

April 30,                                   1994        1993

Various notes, maturing through 2007
   (5.2% - 9.9%)                          $18,869      $ 7,564
Industrial Development
   Serial Revenue bonds 7.4%                   --        4,170
Capitalized lease obligations               4,130        4,866


                                           22,999       16,600
Less current maturities (included in
   short-term borrowings)                   2,767        5,749


     Total long-term debt                 $20,232      $10,851

Aggregate maturities of the various notes are $2,088 in 1995, $2,006 in 1996, $3,117 in 1997, $3,232 in 1998, $2,928 in 1999, and $5,498 thereafter.


NOTE 5--SHAREHOLDERS' EQUITY

Changes in shareholders' equity accounts were as follows:

                                            Cumulative Receivable
                           Common   Retained Translation   from
                            Stock   Earnings Adjustments   ESOP

Balance, April 30, 1991     5,953    713,156    2,057    (38,000)

Net earnings                         161,541
Dividends paid                       (29,339)
Issuance of common stock
  under employee benefit
  and incentive plans          43     13,270
Repurchase of common stock    (53)   (38,246)
Income tax benefit from
  restricted stock and
  nonstatutory stock options           3,790
Translation adjustments                           233
Repayment from ESOP                                        2,050


Balance, April 30, 1992     5,943    824,172    2,290    (35,950)
Net earnings                         197,228
Dividends paid                       (33,337)
Issuance of common stock
  under employee benefit
  and incentive plans          53     17,355
Repurchase of common stock   (214)  (142,705)
Income tax benefit from
  restricted stock and
  nonstatutory stock options           7,590
Translation adjustments                        (3,347)
Repayment from ESOP                                        2,400


Balance, April 30, 1993    $5,782   $870,303  $(1,057)  $(33,550)

Net earnings                         232,357
Dividends paid                       (38,985)
Issuance of common stock
  under employee benefit
  and incentive plans          39     16,300
Issuance of common stock in
  acquisition of subsidiary    78     56,099
Repurchase of common stock    (86)   (53,337)
Income tax benefit from
  restricted stock and
  nonstatutory stock options           6,944
Translation adjustments                        (8,645)
Repayment from ESOP                                        1,250

Balance, April 30, 1994    $5,813 $1,089,681  $(9,702)  $(32,300)

At April 30, 1994, Board of Directors' authorization existed to repurchase approximately 1.5 million shares of the company's common stock.

A shareholder rights plan exists which provides for a dividend distribution of one right to be attached to each share of common stock to shareholders of record on July 10, 1991. The rights are currently not exercisable or transferable apart from the common stock. The basic right entitles the holder to purchase one two-hundredth of a share of a new series of participating preferred stock, which is substantially equivalent to one share of common stock, at an exercise price of $300 per share. These rights would become exercisable if a person or group acquires 15% or more of the company's common stock or announces a tender offer which would increase the person's or group's beneficial ownership to 15% or more of the company's common stock, subject to certain exceptions. After the rights become exercisable, each right entitles the holder, instead, to purchase common stock having a market value of two times the exercise price. If the company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase common stock of the acquiring company having a market value of two times the exercise price of the right. In certain events the Board of Directors may exchange rights for common stock or equivalent securities having a market price equal to the exercise price of the rights. Each right is redeemable at $0.005 any time before a person or group triggers the 15% ownership threshold. The rights expire on July 10, 2001.

(in thousands of dollars, except per share data)                 Medtronic, Inc.
NOTE 6--EMPLOYEE STOCK OWNERSHIP PLAN

The company has an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. In December 1989, the ESOP borrowed $40,000 from the company and used the proceeds to purchase 1,183,308 shares of the company's common stock. The company makes annual contributions to the plan which are used, in part, by the ESOP to make loan and interest payments. Expenses related to the ESOP are based on debt service requirements less any dividends received by the ESOP on the company's common stock. This amount is further adjusted by any additional company contribution necessary to meet an annual targeted benefit level. Compensation and interest expense recognized were as follows:

Years ended April 30,            1994        1993      1992


Interest expense               $3,020       $3,235    $3,420
Dividends paid                    811          667       583
Net interest expense            2,209        2,568     2,837
Compensation expense            3,588        4,802     2,497


Total expense                   $5,797      $7,370    $5,334

Shares of common stock acquired by the plan are allocated to each employee in amounts based on company performance and the employee's annual compensation.
Allocated shares were 271,563 and 188,103 at April 30, 1994 and 1993, respectively. Unallocated shares were 858,528 and 920,799 at April 30, 1994 and 1993, respectively. Unallocated shares are released based on the ratio of current debt service to total remaining debt. The loan from the company to the ESOP is repayable over 20 years, ending on April 30, 2010. Interest is payable annually at a rate of 9.0%. The receivable from the ESOP is recorded as a reduction of the company's shareholders' equity and allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of earnings per share.


NOTE 7--STOCK PURCHASE, OPTION, AND AWARD PLANS

The company has a stock purchase plan, nonqualified and incentive stock option plans, a restricted and performance share award plan, and a plan to allow non-employee directors to receive restricted stock in payment of their annual retainer. Issuance of the aggregate outstanding grants available under these plans would not have a material dilutive effect on reported earnings per share.


STOCK PURCHASE PLAN

The stock purchase plan enables employees to contribute up to 10% of their wages toward purchase of the company's common stock at 85% of the market value. Employees purchased 170,019 shares at $63.01 per share in 1994. At April 30, 1994, plan participants have indicated they will purchase shares worth approximately $8,563 at a price of $63.44 per share, or 85% of the market value of the company's common stock at October 31, 1994, whichever is less.


STOCK OPTION PLANS

Options under a nonqualified stock option plan are granted to officers and key employees at prices not less than market value at the date of grant. There were 339,981 shares available under this plan for future grants at April 30, 1994. No future grants will be made under this plan, if the shareholders approve the 1994 stock award plan described below.

A summary of option transactions in 1994 follows:

                          Option Price
                            Range Per     Number of Expiration
                              Share        Shares      Date

NONQUALIFIED OPTIONS

Outstanding at beginning
  of year               $  6.69-$98.00   1,271,475   1994-2003
Granted                   62.13- 84.38     521,931   2003-2004
Exercised                  6.69- 74.38    (171,347)  1994-2001
Cancelled                 30.13- 98.00     (29,144)  1999-2003

Outstanding at end of year 6.69- 98.00   1,592,915   1994-2004
Exercisable at end of year 6.69- 98.00     840,956   1994-2003


Nonqualified options are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of one-fourth of the shares under option.


RESTRICTED STOCK AND PERFORMANCE SHARE AWARD PLAN

The restricted stock and performance share award plan provides for issuance of common stock to company officers and key employees. Awards are dependent upon continued employment and, in the case of performance shares, achievement of certain performance objectives. In 1994, 83,100 restricted shares were issued and 46,541 performance shares were awarded. At April 30, 1994, total restricted shares outstanding were 374,108 and total performance share grants outstanding were 116,999. The actual number of performance shares awarded may vary from the number of shares granted depending on the degree to which the performance objectives are met. The cost of the restricted stock is generally expensed over five years from the date of issuance ($4,205 in 1994, $3,763 in 1993, and $2,487 in 1992). The estimated cost of the performance shares is expensed over three years from the date of grant ($3,131 in 1994, $3,387 in 1993, and $4,999 in 1992). There were no shares of common stock available for future grants under this plan at April 30, 1994. No future grants will be made under this plan, if the shareholders approve the 1994 stock award plan described below.


1994 STOCK AWARD PLAN

The Board of Directors approved the 1994 stock award plan, effective April 29, 1994, to replace the existing stock option, stock award, and non-employee director restricted stock plans and incorporate requirements necessary to comply with new federal tax law requirements for the deductibility of executive compensation. The stock award plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, performance shares, restricted stock in lieu of the annual retainer to non-employee directors, and other stock-based awards.

In addition to the shares issued and outstanding under each of the individual stock option and award plans, the following awards were granted on April 29, 1994, and were outstanding as of April 30, 1994, under the new stock award

(in thousands of dollars, except per share data)                 Medtronic, Inc.
plan: Performance share awards for up to 44,924 shares, assuming maximum performance payout for the three-year performance cycle ending April 30, 1997; restricted stock awards of 1,056 shares; and nonqualified options of 6,287 shares. The 1994 grants under the stock award plan are contingent upon approval of the plan by the shareholders. Assuming shareholder approval of the stock award plan, there were 2,747,733 shares available under this plan for future grants at April 30, 1994.


NOTE 8--INCOME TAXES

The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. (SFAS) 109 which was adopted in 1993 on a prospective basis. The asset and liability approach used in SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. Adoption of SFAS 109 resulted in a one-time charge to earnings of $5,100, which primarily represents the impact of adjusting net deferred tax assets to reflect current tax rates as opposed to overall higher tax rates in effect when the net deferred tax assets originated.

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes were:

Years ended April 30,            1994       1993      1992


United States                 $279,220    $275,047  $212,396
Non-U.S.                        67,581      38,411    30,522


Earnings before income taxes  $346,801    $313,458  $242,918



The provision for income taxes consisted of:

Years ended April 30,           1994        1993      1992


Taxes currently payable:
   U.S. federal               $ 64,840   $  70,402   $56,864
   U.S. state and other         21,268      18,919    14,944
   Non-U.S.                     29,859      26,039    21,395


     Total currently payable   115,967     115,360    93,203

Deferred tax expense (benefit):
   U.S. federal                  (7,049)  (17,129)   (8,084)
   U.S. state and other          (2,459)      397       876
   Non-U.S.                       1,539    (7,257)   (4,618)


     Net deferred tax benefit   (7,969)   (23,989)  (11,826)
Tax expense credited directly to
   shareholders' equity          6,446      10,503       --


Total provision               $114,444   $ 101,874   $81,377



Deferred tax assets (liabilities) were comprised of the following:

April 30,                                   1994      1993


Deferred tax assets:
  Inventory (Intercompany profit in inventory
    and excess of tax over book valuation) $56,375   $48,579
  Deferred income                            5,250    10,841
  Accrued liabilities                       40,133    29,416
  Other                                     10,594    10,306

    Total deferred tax assets             112,352    99,142

April 30,                                   1994      1993



Deferred tax liabilities:
   Intangible assets                       (17,823)  (10,582)
   Undistributed earnings of
    subsidiaries                            (8,846)  (10,521)
   Accumulated depreciation                (14,819)  (14,519)
   Other                                    (6,970)     (128)


     Total deferred tax liabilities        (48,458)  (35,750)


Net deferred tax assets                   $ 63,894   $63,392



The company's effective income tax rate varied from the U.S. federal statutory tax rate as follows:

Years ended April 30,                   1994       1993       1992


U.S. federal statutory tax rate         35.0%      34.0%      34.0%
Increase (decrease) in tax rate
   resulting from:
   U.S. state taxes, net of federal
     tax benefit                         2.5        2.7        2.7
   Tax benefits from operations in
     Puerto Rico                        (8.2)      (8.5)      (8.5)
   Non-U.S. taxes                        1.7        1.9        2.7
   Nondeductible expenses (primarily
     amortization)                       2.1        2.5        2.1
   Other, net                            (.1)       (.1)        .5


Effective tax rate                      33.0%      32.5%      33.5%



Taxes are provided on undistributed earnings of non-U.S. and Puerto Rican subsidiaries to the extent such earnings are not permanently reinvested. Current U.S. tax regulations provide that earnings of the company's manufacturing subsidiaries in Puerto Rico may be repatriated tax free; however, the
Commonwealth of Puerto Rico will assess a tax of up to 10% in the event of repatriation of earnings prior to liquidation. The company has provided for the anticipated tax attributable to earnings intended for dividend repatriation. At April 30, 1994, earnings permanently reinvested in subsidiaries outside the United States were $108,491. It is not practical to estimate the amount of taxes that might be payable on these foreign earnings.

At April 30, 1994, approximately $9,317 of non-U.S. tax losses were available for carryforward. These carryforwards generally expire within a period of one to five years.


NOTE 9--RETIREMENT BENEFIT PLANS

The company has various retirement benefit plans covering substantially all U.S. employees and many employees outside the United States. The cost of these plans was $20,208 in 1994, $17,611 in 1993, and $12,007 in 1992.


DEFINED BENEFIT PLAN (UNITED STATES)

In the United States, the company maintains a pension plan designed to provide guaranteed minimum retirement benefits to substantially all U.S. employees. Plan benefits are calculated using a combination of years of service, final average earnings, primary social security benefits, and age. It is the company's policy to fund retirement costs within the limits of allowable tax deductions. The net prepaid pension cost was caused by maximum funding during the last several years. Contributions to the plan were $5,075,

(in thousands of dollars, except per share data)                 Medtronic, Inc.
$2,871, and $7,520 in 1994, 1993, and 1992, respectively. Plan assets consist of a diversified portfolio of fixed-income investments, equity securities, and cash equivalents. Plan assets include investments in the company's common stock of $6,020 and $5,230 at April 30, 1994 and 1993, respectively.

Net pension cost for the U.S. plan included the following components:

Years ended April 30,            1994       1993      1992


Service cost--benefits earned during
   the year                     $5,795     $ 4,370    $3,170
Interest cost on projected benefit
   obligation                    5,222       4,013     3,410
Return on assets                (7,218)     (7,556)   (6,829)
Net amortization and deferral      819       2,009     1,976


Net pension cost                $4,618     $ 2,836    $1,727



The funded status of the U.S. plan was as follows:

April 30,                                   1994      1993


Actuarial present value of benefit obligation:
   Vested benefits                       $(45,787)  $(32,105)
   Nonvested benefits                      (5,741)    (3,419)


Accumulated benefit obligation            (51,528)   (35,524)
Excess of projected benefit obligation
   over accumulated benefit obligation    (23,181)   (19,577)


Projected benefit obligation              (74,709)   (55,101)
Plan assets at fair value                  73,160     65,568

Plan assets (less than) in excess of
   projected benefit obligation            (1,549)    10,467
Unrecognized May 1, 1986, net asset        (2,833)    (4,033)
Unrecognized net actuarial loss (gain)      8,130       (969)
Unrecognized prior service cost             1,615      1,854


Net prepaid pension cost                  $  5,363  $  7,319



The actuarial assumptions were as follows:

Years ended April, 30                  1994     1993    1992


Discount rate                           7.5%     8.5%    9.0%
Expected long-term return on assets     9.0%     9.0%    9.0%
Average increase in compensation        5.5%     6.0%    6.0%



DEFINED BENEFIT PLANS (NON-U.S.)
Retirement coverage for non-U.S. employees of the company is provided, to the extent deemed appropriate, through separate plans. Funding policies are based on local statutes. Retirement benefits are based on years of service, final average earnings, and social security benefits.

Net pension cost for the non-U.S. plans included the following components:

Years ended April 30,            1994        1993      1992


Service cost--benefits earned
   during the year              $1,374      $1,840    $1,132
Interest cost on projected
   benefit obligation              268         249       206
Return on assets                   (26)        (19)      (37)
Net amortization and deferral       49         (17)        9


Net pension cost                $1,665      $2,053    $1,310


In certain countries, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently, the company has pension plans which are underfunded. The following table sets forth the funded status of the non-U.S. plans:

April 30,                                    1994      1993


Actuarial present value of benefit obligation:
   Vested benefits                        $(6,485)   $(6,282)
   Nonvested benefits                        (581)      (782)

Accumulated benefit obligation             (7,066)    (7,064)
Excess of projected benefit obligation over
   accumulated benefit obligation          (1,133)      (932)

Projected benefit obligation               (8,199)    (7,996)
Plan assets at fair value                     555        608

Projected benefit obligation in excess of
   plan assets                             (7,644)    (7,388)
Unrecognized May 1, 1989, net obligation       98        242
Unrecognized net actuarial loss               914        251

Net accrued pension liability             $(6,632)   $(6,895)


The range of assumptions for the non-U.S. plans, reflecting the different economic environments within the various countries, were as follows:

Years ended April 30,               1994      1993     1992


Discount rate                     6.5%-8.5%   8.5%    8.5%-9.0%
Expected long-term return on assets 8.5%      8.5%      9.0%
Average increase in compensation    4.5%      5.5%    5.5%-6.0%



DEFINED CONTRIBUTION PLANS

The company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The purpose of these plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and company performance. Expense under the plans was $10,402 in 1994, $9,453 in 1993, and $8,072 in 1992.


RETIREE HEALTH CARE BENEFITS

U.S. employees of the company are currently eligible to receive specified company-paid health care and life insurance benefits during retirement based on their age and years of service. The health care benefits include cost-sharing features based on years of service and retirement age. The life insurance plans require minimum retiree contributions.

The company adopted Statement of Financial Accounting Standards No. (SFAS) 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for U.S. plans in 1993. SFAS 106 requires the company to recognize expense as employees earn these postretirement benefits, rather than on the cash basis. The company chose to immediately recognize the transition obligation, which is the cost of postretirement benefits earned as of May 1, 1992, by employees and retirees. This resulted in a one-time charge in 1993 of $14,930, which was recorded net of $5,674 in deferred income taxes.

(in thousands of dollars, except per share data)                 Medtronic, Inc.
The net postretirement benefit cost of these U.S. plans, exclusive of the transition obligation in 1993, included the following components:

Years ended April 30,                              1994     1993


Service cost--benefits earned during the year     $1,049   $  785
Interest cost on accumulated benefit obligation    1,440    1,254
Net amortization and deferral                       (243)      --


Postretirement benefit cost                       $2,246   $2,039


The company's policy has been to fund the cost of these benefits as they are paid. The funded status of the U.S. plans at April 30, 1994 and 1993, was as follows:

Years ended April 30,                          1994     1993

Actuarial present value of postretirement
  benefit obligation:
     Retirees                                $ 5,787   $ 4,674
     Other fully eligible participants         4,769     3,287
     Other active plan participants           11,752     8,861
     Unrecognized net loss                    (3,330)       --


Accrued postretirement benefit cost          $18,978   $16,822



Actuarial assumptions included a discount rate of 7.5% in 1994 and 8.5% in 1993, and an assumed rate of increase in health care costs, also known as the health care cost trend rate, of 12% for 1994 and 1993. This trend rate is assumed to decrease gradually to 6% by 2003. Based on current estimates, increasing the health care cost trend rate by one percentage point each year would increase the accumulated postretirement benefit obligation by $1,977 and the postretirement benefit cost by $279.

The company must adopt SFAS 106 for non-U.S. plans by 1996. However, management does not believe adoption of SFAS 106 for these plans will have a material impact on the company's financial position.


POSTEMPLOYMENT BENEFITS

During 1994, the company  adopted  Statement of Financial  Accounting  Standards
(SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires the company to recognize expense as employees earn postemployment benefits or when an event, such as a disability, triggers postemployment benefits, rather than on the cash basis. Adoption of SFAS No. 112 had an insignificant impact on the 1994 operating results.


NOTE 10--LEASES

The company leases offices, manufacturing and research facilities, and warehouses, as well as transportation, data processing, and other equipment, under capital and operating leases. A substantial number of these leases contain options that allow the company to renew at the then fair rental value.


Future minimum payments under capitalized leases and noncancellable operating leases at April 30, 1994, were:

                                         Capitalized  Operating
                                           Leases      Leases

1995                                     $   678      $16,962
1996                                         391       13,381
1997                                         238       10,505
1998                                         211        7,694
1999                                         101        6,725
2000 and thereafter                        2,511        4,280


Total minimum lease payments               4,130      $59,547


Less amounts representing interest         2,405


Present value of net minimum lease
   payments                              $ 1,725



Rent expense for all operating leases was $18,510 in 1994, $21,555 in 1993, and $16,893 in 1992.


NOTE 11--LITIGATION SETTLEMENT

In September 1992, the company and Siemens AG settled all ongoing patent litigation between the companies and cross-licensed all existing patents covering cardiac stimulation devices. Siemens made an initial payment of $50.0 million to Medtronic and will make ongoing royalty payments for approximately 10 years based on Siemens' worldwide sales of all cardiac stimulation devices. Medtronic will pay no royalties for the cross-license received from Siemens. In addition to the initial payment, which was recognized as income in 1993, Siemens made a $25.0 million contingent prepayment against future royalties. The prepayment is being recognized as income when earned.


NOTE 12--COMMITMENTS AND CONTINGENCIES

The company is involved in litigation and disputes which are normal to its business. Management believes losses that might eventually be sustained from such litigation and disputes would not be material to future years. Further, product liability claims may be asserted in the future relative to events not known to management at the present time. The company has insurance coverage which management believes is adequate to protect against such product liability losses as could materially affect the company's financial position.

The Medtronic Foundation, funded entirely by the company, was established to maintain good corporate citizenship in its communities. In 1993, the company made a commitment to contribute $12,000 over a five-year period ending September 30, 1997. At April 30, 1994, the remaining balance of this commitment was $11,365. Commitments to the Medtronic Foundation are expensed when authorized and approved by the company's Board of Directors.

(in thousands of dollars, except per share data)                 Medtronic, Inc.


NOTE 13--QUARTERLY  FINANCIAL DATA
(UNAUDITED, IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)

                    First   Second    Third   Fourth   Fiscal
                   Quarter  Quarter  Quarter  Quarter   Year

Net Sales
   1994            $331.3  $332.1    $334.6   $393.0  $1,390.9
   1993             329.9   331.8     308.2    358.2   1,328.2
Gross Profit
   1994             230.0   227.5     231.4    270.4     959.2
   1993             225.3   226.7     210.7    245.4     908.1
Net Earnings before
   Cumulative Effects
   1994             52.5    56.2      56.9     66.7     232.4
   1993             45.6    60.2      47.8     58.0     211.6
Net Earnings
   1994              52.5    56.2      56.9     66.7     232.4
   1993              31.2    60.2      47.8     58.0     197.2
Earnings per Share:
   Before Cumulative
   Effects
   1994               .91     .98       .99     1.16      4.05
   1993               .77    1.01       .80      .98      3.56
   Net Earnings
   1994               .91     .98       .99    1.16       4.05
   1993               .53    1.01       .80     .98       3.32


Quarterly and annual earnings per share are calculated independently based on the weighted average number of shares outstanding during the period.

In the first quarter of 1994, the company sold substantially all the assets of its Andover Medical, Inc., subsidiary for $21.0 million, recognizing a pretax gain of $14.0 million. The first quarter was also affected by $14.3 million of charges which primarily relate to the impact of adoption of a new accounting principle and a provision for potentially uncollectible trade and other receivables.

In the second quarter of 1993, the company settled all ongoing patent litigation with Siemens and recognized income of $50.0 million. In addition, the company recorded a commitment to the Medtronic Foundation of $12.0 million and accelerated intangible asset amortization of $18.0 million. For further information, see Notes 2, 11, and 12 to the consolidated financial statements.


NOTE 14--SEGMENT REPORTING

The company operates in a single industry segment--providing medical products and services. Its business is segmented into three geographic areas--the United States, Europe, and other international markets. The geographic areas are, to a significant degree, interdependent with respect to research, product supply, and business expertise. Sales between geographic areas are made at prices which would approximate transfers to unaffiliated distributors. In the presentation below, the profit derived from such transfers is attributed to the area in which the sale to the unaffiliated customer is eventually made. Because of the inter dependence of the geographic areas, the operating profit as presented may not be representative of the geographic distribution which would occur if the areas were not interdependent.


GEOGRAPHIC AREA INFORMATION

                 United              Other    Elimi-  Consoli-
                 States    Europe    Int'l    nations   dated

1994
Sales to unaffiliated
   customers   $800,391  $386,009  $204,522  $   -- $1,390,922
Intergeographic
   sales        163,905    18,710       309 (182,924)       --


   Total sales  964,296   404,719   204,831(182,924) 1,390,922


Operating
  profit        210,445    53,512    67,566      --    331,523

Nonoperating
   income                                               15,278


   Earnings before
     income taxes                                      346,801


Identifiable
  assets      1,103,222   276,047   128,851 (94,858) 1,413,262

Corporate assets                                       209,990

  Total assets                                      $1,623,252


1993
Sales to unaffiliated
   customers   $770,655  $392,894  $164,659  $   --  $1,328,208
Intergeographic
   sales        142,750    19,370       125 (162,245)       --

   Total sales  913,405   412,264   164,784 (162,245)1,328,208


Operating
   profit       258,170    62,269    46,679      --    367,118
Nonoperating
   expense                                             (53,660)

  Earnings before
     income taxes                                      313,458


Identifiable
   assets       818,898   287,048   101,125 (82,541) 1,124,530
Corporate assets                                       167,950

   Total assets                                     $1,292,480

1992
Sales to unaffiliated
   customers   $698,548  $336,792  $141,572  $   -- $1,176,912
Intergeographic
   sales        133,517    26,223       297(160,037)        --

   Total sales  832,065   363,015   141,869 (160,037)1,176,912

Operating
  profit        186,154    55,758    40,047      --    281,959
Nonoperating
   expense                                             (39,041)

  Earnings before
     income taxes                                      242,918

Identifiable
     assets     733,156   278,836    85,870 (54,406) 1,043,456
Corporate assets                                       120,000

   Total assets                                     $1,163,456


Nonoperating expense includes interest income, interest expense, currency exchange gains and losses, and certain corporate general and administrative expenses. Intergeographic sales and the intergeographic profit remaining in ending inventories are the principal items reflected as eliminations.

                            SELECTED FINANCIAL DATA

(in millions of dollars, except per share data)                  Medtronic, Inc.

                                  1994      1993     1992     1991    1990     1989     1988     1987     1986     1985   1984


OPERATING RESULTS FOR THE YEAR:

Net sales                      $1,390.9  $1,328.2 $1,176.9$1,021.4   $865.9   $765.8   $669.9  $515.4   $411.5   $370.4   $390.8
Cost of products sold             431.7     420.1    381.8   331.7    281.7    248.5    217.4   176.9    154.5    140.6    144.8
Research and development expense  156.3     133.0    109.2    89.5     81.5     67.7     55.1    43.6     40.1     39.5     35.6
Selling, general, and administrative
   expense                        456.3*    460.0*   439.9   399.9*   331.3*   291.9*   267.2   187.7    132.6*   142.6    138.5
Interest expense                    8.2      10.4     13.4    13.8     10.1      8.4      5.9     4.3      4.4      3.6      3.0
Interest income                    (8.4)     (8.8)   (10.3)   (9.7)    (6.2)   (5.6)    (7.1)    (7.2)   (12.5)   (13.4)   (10.7)


Earnings from continuing operations
   before income taxes            346.8     313.5    242.9   196.2    167.5    155.0    131.4   110.2     92.3     57.6     79.6
Provision for income taxes        114.4     101.9     81.4    62.9     54.6     54.7     44.8    34.8     24.3      5.8     19.0


Earnings from continuing
   operations                     232.4     211.6    161.5   133.4    112.9    100.3     86.6    75.3     68.0     51.8     60.6
Discontinued operations
   and cumulative
   effect of accounting
   changes (net)                     --    (14.4)       --      --       --       --       --      --    (14.0)   (13.7)     (.9)


Net earnings                      232.4     197.2    161.5   133.4    112.9    100.3     86.6    75.3     54.0     38.1     59.7


Net earnings as a percent
   of net sales                    16.7%     14.8%    13.7%   13.1%    13.0%    13.1%    12.9%   14.6%    13.1%    10.3%   15.3%
Net earnings as a percent of average
   shareholders' equity            24.5%     24.1%   21.8%    21.4%    21.3%    22.2%    21.2%   19.8%    15.5%    11.2%   18.7%


Per share of common stock:
   Earnings from continuing operations
       before cumulative effects of
       accounting changes          4.05     3.56      2.71    2.25     1.92     1.73     1.46    1.25     1.09      .79     .88
   Net earnings                    4.05      3.32     2.71    2.25     1.92     1.73     1.46    1.25      .86      .58     .87
   Cash dividends declared          .68       .56      .48     .41      .35      .30      .26     .22      .20      .19     .18


Gross margin percentage            69.0%     68.4%   67.6%    67.5%    67.5%    67.6%    67.5%   65.7%    62.4%    62.1%   63.0%

FINANCIAL POSITION AT APRIL 30:

Working capital               $   406.4 $   426.6$   387.3$   320.1  $240.4   $206.1   $244.6  $250.2   $227.8   $221.7  $208.4
Current ratio                     1.9:1     2.2:1    2.3:1    2.1:1   1.9:1    1.9:1    2.3:1   3.0:1    2.7:1    3.3:1   3.6:1
Property, plant, and
   equipment, net                 301.8     282.8    256.8   217.2    183.6    157.2    134.6   121.1    113.7    113.1   108.5
Total assets                    1,623.3   1,292.5  1,163.5 1,024.1    885.3    783.0    661.3   580.0    540.9    473.2   460.8
Long-term debt                     20.2      10.9      8.6     7.9      8.0      8.2     11.1     7.6     13.8      9.4    10.2
Long-term debt as a percent of
   shareholders' equity             1.9%      1.3%     1.1%    1.2%     1.4%     1.7%     2.7%    1.9%     3.8%     2.8%    3.0%
Shareholders' equity            1,053.5     841.5    796.5   683.2    565.2    492.7    412.0   403.1    358.9    338.1   345.0
   Shareholders' equity
   per common share               18.12     14.55    13.40   11.48     9.59     8.47     6.88    6.42     5.65     5.09    4.87

ADDITIONAL INFORMATION:

Expenditures for property, plant, and
   equipment                      $86.0     $87.4    $83.2   $73.7    $59.3    $57.4    $39.1   $28.5    $17.6    $29.7    $28.1
Full-time employees at year-end   8,709     8,334    8,314   7,560    7,030    6,529    5,939   5,156    4,964    5,046    5,315
Full-time equivalent employees
   at year-end                    9,856     9,247    9,392   8,470    7,717    7,152    6,471   5,587    5,329    5,362    5,590


*Certain unusual costs and income from litigation settlements are included in selling, general, and administrative expense.

                              INVESTOR INFORMATION
ANNUAL MEETING

The annual meeting of Medtronic shareholders will take place on Wednesday, August 31, 1994, beginning at 10:00 a.m. at the Corporate Center, 7000 Central Avenue, NE, Minneapolis, Minnesota. The Notice of Annual Meeting and Proxy Statement are mailed to shareholders with the annual report.


INVESTOR INFORMATION

Shareholders, securities analysts, and investors seeking additional information about the company should call Investor Relations at 612-574-3035.

The following information may be obtained upon request from the Medtronic Investor Relations Department, 7000 Central Avenue, NE, Minneapolis, Minnesota 55432, USA:

* News releases describing significant company events and sales and earnings results for each quarter and the fiscal year.

* Form 10-K Annual and Form 10-Q Quarterly Reports to the Securities and Exchange Commission detailing Medtronic's business and financial condition.

As part of continuing efforts to reduce expenses and make information available on a more timely basis, Medtronic is discontinuing its practice of automatically sending quarterly reports to shareholders. Quarterly financial results may be obtained by requesting news releases as described above.

PRICE RANGE OF MEDTRONIC STOCK

Fiscal Qtr.   1st Qtr.     2nd Qtr.     3rd Qtr.    4th Qtr.

1994
   High          $70.50      $75.38      $85.00      $87.50
   Low            60.00       57.63       71.63       70.50

1993
   High           83.75      100.38      103.50       91.13
   Low            68.00       73.13       87.63       53.25



Prices are closing quotations. On June 16,1994, there were 21,437 holders of record of the company's common stock. The regular quarterly cash dividend was 17 cents per share for 1994 and 14 cents per share for 1993.


STOCK TRANSFER AGENT, REGISTRAR, AND DIVIDEND REINVESTMENT AGENT

Shareholders with questions about stockholdings, dividend checks, dividend reinvestment, transfer requirements, and address changes should contact:

Norwest Bank Minnesota, N.A.
Stock Transfer
161 North Concord Exchange
P.O. Box 738
South St. Paul, MN 55075-0738
Telephone: 1-800-468-9716 or
           1-612-450-4064


DIVIDEND REINVESTMENT PLAN

The dividend reinvestment plan provides a convenient way for shareholders to increase their holdings of Medtronic,Inc., common stock through automatic dividend reinvestment and voluntary cash purchase. All registered holders of Medtronic,Inc., common stock may participate. For more information, please contact the transfer agent.


INDEPENDENT ACCOUNTANTS

Price Waterhouse, Minneapolis


STOCK EXCHANGE LISTING

New York Stock Exchange
(symbol: MDT)


The following are registered and unregistered trademarks of Medtronic, Inc., and its affiliated companies: Atakr(R), Bio-Console(R), Bio-Medicus(R), Bio-Pump(R), Buchbinder(R), CapSure(R), CapSure(R) SP, CapSure(R) Z, DLP(R), 18K(R), Elite II(R), 14K(R), Freestyle(R), Hancock(R), Inrad(R), Interventional Vascular(R), Itrel(R) II, Maxima(R), Maxima Plus(R), Medtronic(R), Micro-Rel(R), Minimax(R), PBS(R), PCD(R), Peak Flow(R), RF Ablatr(R), Sherpa(R), Spirit(R), SynchroMed(R), Target Tip(R), Torqr(R), Transvene(R), Transvene(R) PCD(R); Active Can(TM), Ascent(TM), CapSureFix(TM), DBS(TM), Giant Lumen(TM), Gold Xchange(TM), Interstim(TM), Jewel(TM), Jewel(TM)CD, Jewel(TM)PCD, Jewel Plus(TM), Marinr(TM), Marker Channel(TM), Mattrix(TM), Medtronic Hall(TM), Minimax Plus(TM), Momentum(TM), Mosaic(TM), Panther(TM), Parallel(TM), Premier(TM), RF Marinr(TM), Thera(TM), Thera(TM)D, Thera(TM)DR, Thera(TM)S, Thera(TM)SR, Thera(TM)VDD, Transform(TM), Verify(TM).

Carmeda(R) is a registered trademark of Carmeda AB, Sweden.

Hemashield(R) is a registered trademark of Meadox Medicals(TM) Inc., Oakland, NJ, USA.

Hot Wheels(TM) is an  unregistered  trademark of Mattel,  Inc., El Segundo,  CA,
USA.

Lioresal(R) is a registered trademark of the CIBA-GEIGY Corporation, Summit, NJ, USA.

The narrative text and cover of this annual report are printed on recycled paper including 50% pre-consumer and 10% post-consumer fiber. The financial text of the book is printed on 100% recycled paper including 69% pre-consumer and 31% post-consumer fiber, of which 16% is paper gathered through the internal recycling program at Medtronic's Minneapolis facilities.

APPENDIX:  Graphic and Image Material

Page
Number              Description
35                  Bar graph of net earnings in millions of dollars for the last three fiscal years as follows:

                           1994                      $232.4
                           1993                       197.2
                           1992                       161.5

35                  Bar graph of earnings per share in dollars for the last three fiscal years as follows:

                           1994                      $4.05
                           1993                       3.32
                           1992                       2.71

36 Stacked bar graph of net sales in millions of dollars for the pacing, other cardiovascular, and neurological and other business for each of the last three fiscal years. The data points (in millions of dollars) are as follows:

                                                      1994               1993             1992

                    Pacing                          $  934             $  872           $  778
                    Other Cardiovascular               328                304              252
                    Neurological & Other               129                152              147


                                                    $1,391             $1,328           $1,177


36                  Stacked bar graph showing net sales in millions of dollars for U.S. and international operations for the last three fiscal years.  Data points (in millions of dollars) are as follows:

                                                      1994               1993             1992

                    U.S.                           $  800             $  771           $  699
                    International                     591                557              478


                                                   $1,391             $1,328           $1,177


37                  Bar graph of research and development expense in millions of dollars for the last three fiscal years as follows:

                           1994                      $156.3
                           1993                       133.0
                           1992                       109.2

38                  Bar graph of net cash in millions of dollars for the last three fiscal years as follows:

                           1994                     $103.0
                           1993                       53.3
                           1992                       21.2

38                  Bar graph of cash flows from operating activities in millions of dollars for the last three fiscal years as follows:

                           1994                     $356.9
                           1993                      291.5
                           1992                      151.4

39                  Stacked bar graph of equity and interest-bearing debt in millions of dollars for the last three fiscal years.
                    Data points (in millions of dollars) are as follows:

                                                      1994              1993             1992

                   Equity                          $1,053              $841             $796
                   Interest-Bearing Debt               78               103               89


                                                    $1,131              $944             $885
