Form 10-K, Exhibit 13
period 1995-05-30
MEDTRONIC INC
filed 1995-07-25
CIK 64670

NOTE: Throughout this Annual Report, references to years, when used alone, refer to fiscal years ended April 30.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY

Medtronic is the world's leading therapeutic medical technology company, developing, manufacturing, and marketing therapies for improving cardiovascular and neurological health. Primary products include implantable pacemaker systems used for the treatment of bradycardia, implantable tachyarrhythmia management systems, mechanical and tissue heart valves, balloon and guiding catheters and stents used in angioplasty, implantable neuro stimulation and drug delivery systems, and perfusion systems including blood oxygenators, centrifugal blood pumps, cannula products, and autotransfusion and blood monitoring systems. The company reports on three business units--Pacing, Other Cardiovascular, and Neurological and Other--and three geographic areas--the Americas, Europe/Middle East/Africa, and Asia/Pacific.

Fiscal 1995 was another record year for the company, evidenced by the doubling of the stock price from April 1994 to April 1995 (after adjusting for the September 1994 stock split paid in the form of a 100% stock dividend). Net sales of $1.7 billion represent a 25.3% increase over 1994. Net sales on a comparable operations basis (i.e., after adjusting for the effects of prior year acquisitions and a divestiture and foreign currency translations), increased 16.5% compared to increases of 11.3% in 1994 and 13.0% in 1993. Net earnings and earnings per share increased 26.5% and 26.2% to $294.0 million and $2.55, respectively. The growth during 1995 was the result of solid contributions from each of the businesses and geographic areas and was accelerated by significant new product and therapy introductions. These product introductions included the Thera family of six new bradycardia pacing pulse generators, the Jewel family of tachyarrhythmia devices, and the Evergreen balloon catheter. Other product introductions which occurred late in the year included the Falcon rapid-exchange catheter and the Atakr cardiac ablation system.

Worldwide health care markets continue to change. Developed world markets, including the United States and Europe, continue to focus on cost controls and cost-effective therapies. The developing markets in China and Latin America are increasing their focus on the health and well-being of their citizens. Management believes that the company's broad base of proven, cost-effective products coupled with the strength of its worldwide manufacturing, marketing, and distribution capabilities will enable the company to continue to meet the needs of these changing markets and gain market share. In addition, the company is committed to continuing development of technologically advanced, more cost-effective products and therapies.


NET SALES

The increase in net sales from 1994 to 1995 on a comparable operations basis was primarily the result of increases in unit volume. Selling prices for the company's products overall remained relatively stable despite the market's focus on cost controls and competitive pricing, an indication of the cost effectiveness of the company's products. Sales in the United States in 1995 increased 15.2% on a comparable operations basis over the prior year, compared to 10.9% in 1994. Sales outside the United States increased 18.2% on a comparable operations basis compared to 11.9% in 1994. Sales in non-U.S. markets accounted for 43.8% of worldwide net sales, compared with 42.5% in 1994 and 42.0% in 1993. However, foreign exchange rate movements had a favorable year-to-year impact of $59.1 million and $22.0 million on international net sales in 1995 and 1993, respectively and an unfavorable impact of $30.8 million in 1994. Exclusive of the effects of foreign currency, non-U.S. net sales as a percentage of total net sales increased in each of the three years. The impact of foreign currency fluctuations on net sales is not necessarily indicative of the impact on net earnings due to the offsetting foreign currency impact on costs and expenses and the company's hedging activities (see Note 3 to the consolidated financial statements for further details on foreign currency instruments).

The following is a summary of sales by business unit as a percentage of total net sales:

Year ended April 30,       1995      1994      1993

Pacing                     65.5%     67.2%     65.7%
Other Cardiovascular       26.1      23.6      22.9
Neurological & Other        8.4       9.2      11.4

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net sales of the Pacing business, consisting mainly of Bradycardia Pacing and Tachyarrhythmia Management, increased 17.6% over the prior year on a comparable operations basis versus growth of 12.0% in 1994. The increase in the growth rate from 1994 to 1995 was attributable to worldwide contributions from both bradycardia and tachyarrhythmia management devices. Bradycardia unit sales of implantable pulse generators (IPGs) achieved mid-teens percentage growth led by the Thera family of pacemakers. The Thera family, which consists of IPGs, a specialized pacemaker lead, and a new model 9790 programmer, was commercially released in Europe in March 1994 and was cleared by the Food and Drug Administration (FDA) for commercial sale in the United States in January 1995. Significant sales growth within the Tachyarrhythmia Management business was primarily attributable to the Jewel family of implantable cardioverter-defibrillators (ICDs). The first Jewel devices were introduced outside the United States in December 1993. In November 1994, two additional technologically advanced models of the Jewel were introduced outside the United States, and in March 1995, the FDA cleared five Jewel models for commercial sale in the United States. All of the Jewel devices are programmable using the 9790 programmer.

The Thera and Jewel product lines contributed significantly to the overall sales growth of the company in 1995 and are expected to continue to perform well in the future. Management believes the Pacing business is well positioned for continued growth based on the proven cost effectiveness of the products and the company's commitment to continue to develop technologically advanced products. The next generation of products for both bradycardia and tachyarrhythmia management, Thera i series and Jewel Plus, respectively, are currently in clinical evaluation.

The Other Cardiovascular business unit, consisting of Interventional Vascular, Cardiopulmonary, Blood Management, DLP and Heart Valves, accounted for an increased proportion of total net sales. Excluding the effects of acquisitions and foreign currency translation, net sales of the Other Cardiovascular business unit increased 12.2% compared with 8.4% in 1994. The Interventional Vascular business again reported strong double digit sales growth. Product introductions significantly broadened both the balloon and guiding catheter product lines and led to substantially increased worldwide unit sales. Balloon catheter sales growth was led by the Panther and Evergreen over-the-wire catheters, and strong growth in sales of guiding catheters was led by the new Ascent product line. The overall increase in unit growth of balloon catheters continued to be partially offset by declining average selling prices in the United States. Selling prices have deteriorated over the past two years as a result of increased price competition. It is unclear to what extent erosion of selling prices will continue into 1996. Within the Cardiopulmonary and Blood Management businesses, centrifugal blood pumps and oxygenators contributed double digit percentage revenue growth. The growth on a comparable operation basis was augmented by contributions from Electromedics, acquired in late 1994. In addition, DLP, also acquired in late 1994, contributed to the overall growth of the Other Cardiovascular business unit. Heart Valves reported moderate revenue growth. The overall growth of the Other Cardiovascular business was boosted by significant progress in the company's Cardiovascular Alliance program of multi-line contracting. This program allows customers to take advantage of the company's breadth of products by purchasing a broad variety of products under a single contract, thereby reducing administrative and product costs.

Net sales of the Neurological and Other businesses, primarily consisting of implantable neurostimulation devices, drug administration systems, and components, continued to record strong growth. Net sales on a comparable operations basis grew 19.5% over the previous year compared to growth of 14.5% in 1994. Sales growth in 1995 was led by the implantable SynchroMed infusion system. In March 1994 the U.S. Health Care Financing Administration authorized Medicare reimbursement for use of the SynchroMed system with Lioresal Intrathecal for the treatment of chronic spasticity of spinal cord origin and morphine for malignant pain. In February 1995, the FDA granted a Treatment Protocol for the use of Lioresal Intrathecal in the treatment of spasticity of cerebral origin. The Itrel II implantable neurostimulation system also realized solid double digit percentage growth in 1995. In February 1995, a new neurostimulation therapy to control the involuntary motion and trembling associated with Parkinson's disease or essential tremor was commercially released outside the United States.

COSTS AND EXPENSES

The following is a summary of major costs and expenses as a percentage of net sales:

Year ended April 30,                1995      1994      1993

Cost of Products Sold              31.0%     31.0%     31.6%
Research & Development             11.0      11.2      10.0
Selling, General & Administrative  33.0      33.8      36.1

Cost of products sold as a percentage of net sales in 1995 remained consistent with 1994 as cost savings from increased production levels and cost-control efforts were offset by increased start-up costs related to new product introductions and fluctuations in product mix. The efficiencies of higher production levels were most evident in bradycardia and tachyarrhythmia management devices, drug administration system devices, and interventional vascular products. The decrease in cost of sales as a percent of sales from 1993 to 1994 was primarily the result of the divestitures of lower margin product lines, productivity increases, and effective cost controls. Gross margins will continue to be impacted by regulatory and competitive pricing pressures, new product introductions, the mix of products both within and between businesses, productivity fluctuations, and the effects of foreign currency fluctuations.

The company continued its commitment and strategy of achieving long-term growth, in part, by investing in research and development (R&D). R&D expense increased 22.4% to $191.4 million in 1995 from $156.3 million in 1994. Investing significant resources in R&D is intended to result in future revenue growth and market share gains by developing technological enhancements and new indications for existing products as well as developing new technologies to address unmet patient needs. The success of this strategy is reflected in the rapid market acceptance of new, technologically advanced products during 1995.

Selling, general, and administrative expense (SG&A) as a percent of sales decreased slightly in 1995 primarily due to overall cost efficiencies and accelerated revenue growth. SG&A expense includes unusual costs and income items such as royalty income, litigation settlement income, costs related to market value adjustments on hedging activity, and other items. The net effect of these unusual items was insignificant in 1995 and 1994 and does not have a material impact on the year-to-year comparison. The decrease in SG&A as a percent of sales from 1993 to 1994 was the result of effective spending controls, increased royalty income, and divestiture of businesses with higher overhead structures.


INCOME TAXES

The company's effective income tax rate in 1995 was 33.5%, up from 33.0% in 1994 and 32.5% in 1993. The increases in 1995 and 1994 were primarily the result of the Omnibus Budget Reconciliation Act of 1993, which increased the U.S. income tax rate and significantly reduced U.S. tax benefits resulting from the company's operations in Puerto Rico. During 1995, the negative impact of these changes was in part offset by increased tax credits. Although these changes in the tax code will continue to put upward pressure on the company's effective tax rate in the future, management believes that the adverse impact should be minimized by other tax planning initiatives.

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

SUMMARY

The company continued to strengthen its financial position during 1995. At April 30, 1995, working capital, the excess of current assets over current liabilities, totaled $647.8 million, an increase of 59.4% over the $406.4 million at April 30, 1994. The current ratio at April 30, 1995, was 2.4:1 compared with 1.9:1 and 2.2:1 at April 30, 1994 and 1993, respectively. The company's net cash position, defined as the sum of cash, cash equivalents, and short-term investments less short-term borrowings and long-term debt was $276.0 million at April 30, 1995, compared to $103.0 million at April 30, 1994, and $53.3 million at April 30, 1993.

Because of its strong financial condition, the company is well positioned to maintain its commitment to ongoing diversification strategies which include research and development spending, internal ventures, and acquisitions. The company intends to continue exploring potential mergers and acquisitions of companies which are strategically aligned with or will complement current businesses.


CASH FLOW

Cash provided by operating activities was $387.2 million in 1995 compared to $356.9 million in 1994 and $291.5 million in 1993. These operating cash flows were sufficient to fund the company's capital expenditures, acquisitions, dividends to shareholders, and stock repurchases. Capital spending totaled $104.0 million in 1995, an increase of 20.9% over the $86.0 million in 1994. This increase in capital spending was primarily the result of spending associated with the new model 9790 programmer which is utilized to program all Medtronic pacemakers and the company's Jewel line of ICDs. This cost-effective programmer with its advanced features and ease of use is contributing significantly to the rapid acceptance of the Thera and Jewel product lines. Capital spending in 1994 decreased 1.6% from 1993 while the 1993 spending reflected an increase of 5.0%. The company expects future growth in capital spending to support increased manufacturing capacity and operational requirements. This spending will be financed primarily by funds from operations. Repurchases of common stock totaled $59.1 million in 1995, compared to $53.4 million and $142.9 million in 1994 and 1993, respectively.

In addition to capital spending and stock repurchase activity, significant items affecting cash flows during 1995 included $39.1 million paid for settlement of payables related to 1994 acquisitions, dividends to shareholders totaling $47.2 million, and $36.2 million reduction of debt. Cash flows from increases and decreases in operating assets and liabilities essentially offset each other.

During 1994, the cash portion of the purchase price paid for the acquisitions of DLP, Electromedics, Inc., Carbon Implants, Inc., and CardioRhythm, was approximately $189.4 million. For further details, see Note 2 to the consolidated financial statements. In addition to acquisitions, capital spending, and stock repurchases, the company's cash position was favorably impacted by the timing of income tax payments, ongoing royalty income, and increases in liabilities.

DEBT AND CAPITAL

During 1995, the Board of Directors authorized the company to repurchase an additional 6.0 million shares of its common stock. At April 30, 1995, the total shares authorized for repurchase were approximately 7.4 million shares. During 1995, approximately 1.5 million shares were repurchased at an average cost of $38.39 per share. During 1994, approximately 1.7 million shares were repurchased at an average price of $31.08 per share. The company repurchased shares in 1995 and 1994 to offset dilution resulting from the issuance of stock under employee benefit plans, shares issued in conjunction with the acquisition of Electromedics, Inc., and to take advantage of market conditions. Future repurchases of common stock will depend upon market conditions, the company's cash position, and other factors.

Dividends to shareholders were $47.2 million, $39.0 million, and $33.3 million in 1995, 1994, and 1993, respectively. Consistent with the company's financial objectives, the company expects to continue paying dividends at a rate of approximately 20% of the previous year's net earnings.

The company's capital structure consists of equity and interest-bearing debt. The company minimally utilizes long-term debt. Interest-bearing debt as a percent of total capital was 3.4% at April 30, 1995, compared with 6.9% and 10.9% at April 30, 1994, and 1993, respectively.

One of the company's key financial objectives is achieving an annual return on equity (ROE) of at least 20%. ROE compares net earnings to average shareholders' equity and is a key measure of management's ability to utilize the shareholders' investment in the company effectively. In 1995, ROE was 24.6%, up one-tenth of a percentage point over the 24.5% in 1994. This increase is significant considering average shareholders' equity increased 26.0% during the same period. In 1993, ROE was 24.1% and in each of the preceding five years, ROE exceeded 20%.


GOVERNMENT REGULATION AND OTHER MATTERS

Government and private sector initiatives to limit the growth of health care costs, including price regulation and competitive pricing, are continuing in several countries where the company does business, including the United States. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical therapies. Although the company believes it is well positioned to respond to changes resulting from this worldwide trend toward cost containment, the uncertainty as to the outcome of any proposed legislation or changes in the marketplace preclude the company from predicting the impact these changes may have on future operating results.

The number of medical devices approved by the FDA for commercial release has decreased significantly in recent years due to more rigorous clinical evaluation requirements, increased enforcement actions, and more stringent product regulation by the FDA. Rigorous regulatory action may be taken in response to deficiencies noted in inspections or to product performance problems. The risks in the United States of lengthened introduction times for new products and additional expense have increased substantially. In addition, the requirements for postmarket surveillance and device tracking under the Safe Medical Devices Act continue to increase the expense of the regulatory process.

The U.S. Health Care Financing Agency, which determines Medicare reimbursement policy and practice, has changed its practice of reimbursing hospitals for procedures involving medical devices in clinical evaluation. This change in practice is causing hospitals to treat Medicare patients only with medical devices that have been cleared for commercial release by the FDA. This action has further limited the scope of clinical trials in the United States, is forcing more clinical research to non-U.S. markets, and is increasing the cost and time required to complete clinical evaluations in the United States.

Medtronic is also subject to various environmental laws and regulations both in the United States and abroad. The operations of the company, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify the potential impact of compliance with environmental protection laws, management believes that such compliance will not have a material impact on the company's financial position.

The company operates in an industry susceptible to significant product liability claims. Product liability claims may be asserted against the company in the future relative to events not known to management at the present time. Management believes that the company's risk management practices, including insurance coverage, are reasonably adequate to protect against potential product liability losses.

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


/s/ Arthur D. Collins, Jr.
Arthur D. Collins, Jr.
Chief Operating Officer


/s/ Robert L. Ryan
Robert L. Ryan
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Medtronic, Inc.

In our opinion, the accompanying consolidated balance sheet and the related statements of consolidated earnings and consolidated cash flows present fairly, in all material respects, the financial position of Medtronic, Inc., and its subsidiaries at April 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
Price Waterhouse LLP
Minneapolis, Minnesota
May 22, 1995

STATEMENT OF CONSOLIDATED EARNINGS
(in thousands of dollars, except per share data)                                         Medtronic, Inc.

Year ended April 30,                                                  1995           1994           1993

NET SALES                                                      $ 1,742,392    $ 1,390,922    $ 1,328,208
COSTS AND EXPENSES:
   Cost of products sold                                           540,080        431,668        420,132
   Research and development expense                                191,351        156,314        132,955
   Selling, general, and administrative expense                    574,624        470,266        480,006
   Interest expense                                                  9,007          8,208         10,448
   Interest income                                                 (14,775)        (8,373)        (8,791)
   Gain on sale of subsidiary                                         --          (13,962)          --
   Litigation settlement                                              --             --          (50,000)
   Intangible asset amortization                                      --             --           18,000
   Foundation commitment                                              --             --           12,000
      TOTAL COSTS AND EXPENSES                                   1,300,287      1,044,121      1,014,750

EARNINGS BEFORE INCOME TAXES                                       442,105        346,801        313,458
PROVISION FOR INCOME TAXES                                         148,105        114,444        101,874
   NET EARNINGS BEFORE CUMULATIVE EFFECT
      OF ACCOUNTING CHANGES                                        294,000        232,357        211,584
CUMULATIVE EFFECT OF ACCOUNTING CHANGES:
   Postretirement benefits (net of deferred taxes of $5,674)          --             --           (9,256)
   Income taxes                                                       --             --           (5,100)
      NET EARNINGS                                             $   294,000    $   232,357    $   197,228

WEIGHTED AVERAGE SHARES OUTSTANDING                                115,240        114,808        118,832

EARNINGS PER SHARE:
   Earnings before cumulative effect of accounting change      $      2.55    $      2.02    $      1.78
   Cumulative effect of accounting changes                            --             --            (0.12)
      NET EARNINGS PER SHARE                                   $      2.55    $      2.02    $      1.66


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in thousands of dollars)                                                                        Medtronic, Inc.

April 30,                                                                                    1995           1994
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                          $    98,292    $   108,720
   Short-term investments                                                                 225,357         72,694
   Accounts receivable, less allowance for doubtful accounts of $22,416 and $20,123       413,942        340,927
   Inventories:
      Finished goods                                                                       97,048        102,163
      Work in process                                                                      59,311         50,751
      Raw materials                                                                        65,573         60,384
         Total Inventories                                                                221,932        213,298
   Prepaid income taxes                                                                    92,563         79,809
   Prepaid expenses and other current assets                                               51,823         30,409
      TOTAL CURRENT ASSETS                                                              1,103,909        845,857
PROPERTY, PLANT, AND EQUIPMENT:
   Land and land improvements                                                              17,920         16,624
   Buildings and leasehold improvements                                                   174,592        165,822
   Equipment                                                                              501,134        409,050
   Construction in progress                                                                21,830         18,449
                                                                                          715,476        609,945
   Accumulated depreciation                                                              (384,415)      (308,160)
      Net Property, Plant, and Equipment                                                  331,061        301,785

GOODWILL, net of accumulated amortization of $39,990 and $27,842                          278,724        279,514
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $31,482 and $21,042            84,622         87,724
OTHER ASSETS                                                                              148,416        108,372
      TOTAL ASSETS                                                                    $ 1,946,732    $ 1,623,252

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term borrowings                                                              $    33,474    $    58,173
   Accounts payable--trade                                                                 25,369         32,673
   Accounts payable--other                                                                 97,643         68,492
   Acquisition price payable                                                                 --           39,130
   Accrued compensation                                                                    67,193         53,537
   Accrued income taxes                                                                   119,018        104,894
   Other accrued expenses                                                                 113,432         82,545
      TOTAL CURRENT LIABILITIES                                                           456,129        439,444
LONG-TERM DEBT                                                                             14,200         20,232
DEFERRED INCOME TAXES                                                                      35,856         15,915
OTHER LONG-TERM LIABILITIES                                                               105,534         94,169
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
   Preferred stock--par value $1.00; 2,500,000 shares authorized, none outstanding Common stock--par value $.10; 200,000,000 shares authorized,
      115, 509, 425 and 116, 257, 428 shares issued and outstanding                        11,551         11,626
   Retained earnings                                                                    1,329,594      1,083,868
   Cumulative translation adjustments                                                      23,848         (9,702)
                                                                                        1,364,993      1,085,792
   Receivable from Employee Stock Ownership Plan                                          (29,980)       (32,300)
      TOTAL SHAREHOLDERS' EQUITY                                                        1,335,013      1,053,492
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $ 1,946,732    $ 1,623,252


See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in thousands of dollars)


Year ended April 30,                                                         1995         1994         1993
OPERATING ACTIVITIES
   Net earnings                                                         $ 294,000    $ 232,357    $ 197,228
   Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Depreciation and amortization                                    106,502       78,577       69,625
         Gain on sale of subsidiary, net of tax                              --         (9,242)        --
         Deferred income taxes                                                692       (3,150)     (11,141)
         Changes in operating assets and liabilities:
             Increase in accounts receivable                              (48,534)      (8,635)      (8,736)
             Decrease (increase) in inventories                             7,165       (8,087)     (14,660)
             (Increase) decrease in prepaid expenses and other assets     (37,609)       8,954      (29,043)
             Increase in accounts payable and accrued liabilities          62,103       18,137       30,779
             Increase in accrued income taxes                               7,931       37,653        3,697
             (Decrease) increase in deferred income                       (24,775)         400       20,450
             (Decrease) increase in postretirement benefit accrual           (452)       2,156       16,623
             Increase in other long-term liabilities                       20,154        7,918       16,689
                  NET CASH PROVIDED BY OPERATING ACTIVITIES               387,177      356,856      291,511
INVESTING ACTIVITIES
   Additions to property, plant, and equipment                            (96,862)     (60,799)     (77,077)
   Acquisitions, net of cash acquired                                        --       (189,440)     (18,668)
   Proceeds from sale of subsidiary                                          --         21,000         --
   Sales of marketable securities                                         158,462       92,985       12,133
   Purchases of marketable securities                                    (289,235)    (109,346)     (72,616)
   Other investing activities                                             (12,361)     (12,463)      (6,558)
                  NET CASH USED IN INVESTING ACTIVITIES                  (239,996)    (258,063)    (162,786)
FINANCING ACTIVITIES
   (Decrease) increase in short-term borrowings                           (29,270)     (28,285)         591
   (Decrease) increase in long-term debt                                   (6,885)      (8,199)       5,618
   (Decrease) increase in acquisition price payable                       (39,130)      45,630         --
   Dividends to shareholders                                              (47,226)     (38,985)     (33,337)
   Repurchase of common stock                                             (59,079)     (53,423)    (142,919)
   Issuance of common stock                                                21,874       16,339       17,408
                  NET CASH USED IN FINANCING ACTIVITIES                  (159,716)     (66,923)    (152,639)
   Effect of exchange rate changes on cash and cash equivalents             2,107         (144)          92
NET CHANGE IN CASH AND CASH EQUIVALENTS                                   (10,428)      31,726      (23,822)
   Cash and cash equivalents at beginning of year                         108,720       76,994      100,816
CASH AND CASH EQUIVALENTS AT END OF YEAR                                $  98,292    $ 108,720    $  76,994
SUPPLEMENTAL CASH FLOW INFORMATION CASH PAID DURING THE YEAR FOR:
      Income taxes                                                      $ 131,731    $  73,858    $ 110,864
      Interest                                                              9,249        8,346       10,769


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars, except per share data)                 Medtronic, Inc.


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated. Certain prior period amounts have been reclassified to conform to the 1995 presentation.

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

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill represents the excess of cost over net assets of businesses acquired, while other intangible assets consist primarily of purchased technology and patents. These assets are being amortized using the straight-line method over their estimated useful lives, of which periods up to 25 years remain.

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

EARNINGS PER SHARE
Earnings per share of common stock are computed by dividing net income by the weighted average number of shares outstanding during the period.


NOTE 2--ACQUISITIONS AND DIVESTITURES

ACQUISITIONS
On March 17, 1994, the company acquired substantially all of the assets and liabilities of DLP, Inc., for approximately $128.3 million in cash. DLP is the market leader in the development, manufacture, and sale of cannula products used in heart surgery.

On April 25, 1994, the company acquired all of the outstanding shares of Electromedics, Inc., for approximately $95.3 million. The purchase price consisted of approximately $39.1 million payable in cash and approximately 1,555,000 shares of the company's common stock valued at $56.2 million. Electromedics designs, manufactures, and markets blood management and blood conservation equipment for use in autotransfusion during major medical procedures.

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

NOTE 3--FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the company's significant financial instruments were as follows:

April 30,                              1995                 1994
                               CARRYING     FAIR    Carrying     Fair
                                AMOUNT      VALUE    Amount      Value
Assets
Short-term investments         $225,357  $226,031   $ 72,694   $ 72,694
Long-term investments
   and notes receivable         108,404   108,404     76,280     91,746
Purchased currency
   options                            -         -        907        210
Liabilities
Short-term debt                  33,474    33,474     58,173     58,173
Long-term debt                   14,200    15,427     20,232     20,981
Forward exchange
   contracts                     29,293    29,293     12,205     12,205

The fair value of cash and cash equivalents, receivables, and short-term debt approximate their carrying value due to their short maturities. The fair value of certain short-term and long-term investments are based on quoted market prices for those or similar investments. For long-term investments which have no quoted market prices, a reasonable estimate of fair value was made using available market information and appropriate valuation techniques. The fair value of long-term debt is based on the current rates offered to the company for debt of similar maturities. The estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange. The fair value of forward exchange contracts were estimated based on quoted market prices at April 30, 1995 and 1994.

On May 1, 1994 the company adopted Statement of Financial Accounting Standard
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that all investments in debt securities and investments in equity securities that have readily determinable fair values be classified and accounted for in one of three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are recorded at amortized cost in short-term investments and other assets. Trading securities are recorded at fair value in short-term investments with the change in fair value during the period included in earnings. Available-for-sale securities are recorded at fair value in short-term investments or other assets with the change in fair value during the period excluded from earnings and recorded net of tax as a component of stockholders' equity. Prior to May 1, 1994, investments were recorded at the lower of cost or market. Adoption of this statement did not materially impact the company's financial position and had no impact on operating results.

At April 30, 1995, available-for-sale investments included only equity securities with a cost of $19,469 and a fair value of $63,687. Gross unrealized gains and losses amounted to $48,233 and $4,015, respectively. At April 30, 1995, the net unrealized gain associated with available-for-sale securities of $28,742, net of tax of $15,476, was included in retained earnings. There were no sales of available-for-sale securities during 1995. Held-to-maturity investments at April 30, 1995 consisted primarily of U.S. government and corporate debt securities, all of which mature within three years. These securities were carried at amortized cost of $232,042 and have a fair value of $232,716.

FOREIGN CURRENCY INSTRUMENTS
A significant portion of the company's cash flows is derived from sales denominated in foreign currencies. To the extent that the U.S. dollar value of sales denominated in foreign currencies fluctuates as a result of a strengthening or weakening dollar, the company's ability to fund dollar-based strategic initiatives at a consistent level may be impaired. In order to reduce the uncertainty of foreign exchange rate movements on sales denominated in foreign currencies, the company enters into forward exchange and option contracts with major international financial institutions. These forward and option contracts, which typically expire within one year, are designed to hedge anticipated foreign currency transactions. Such transactions, primarily export intercompany sales, occur throughout the year and are probable but not firmly committed.

The company had contracts to exchange foreign currencies, principally the Japanese Yen and German Mark, for U.S. dollars in the following notional amounts:

April 30,                                  1995        1994
Forward exchange contracts              $431,504    $371,672
Foreign currency put options                   -      66,875

The company had aggregate foreign currency transaction losses, primarily related to forward contracts, of $57,715, $10,025, and $22,240 in 1995, 1994, and 1993,
respectively. Realized losses on these contracts were offset by the assets, liabilities, and transactions being hedged. Forward contracts in existence at the balance sheet date are recorded at their fair value. Gains and losses on forward contracts are recorded in selling, general, and administrative expense.

CONCENTRATIONS OF CREDIT RISK
Financial instruments, which potentially subject the company to significant concentrations of credit risk, consist principally of cash investments, foreign currency exchange contracts, and trade accounts receivable.

The company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with national health care systems in several countries. Although the company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of those countries' national economies.

NOTE 4--DEBT

Debt consisted of the following at April 30:

                              Average
Short-Term Debt            Interest Rate    1995        1994
Bank borrowings                 4.0%      $30,819      $55,406
Current Portion of
   Long-term debt               7.2%        2,655        2,767
Total Short-Term Debt                     $33,474      $58,173


                      Average     Maturity
Long-Term Debt     Interest Rate    Date        1995      1994
Various Notes          6.4%       1995-2007   $10,207    $16,780
Capitalized lease
   Obligations         9.9%       1995-2009     3,993      3,452
Total Long-Term Debt                          $14,200    $20,232


Short-term borrowings consisted primarily of non-U.S. bank borrowings used for foreign exchange purposes. The company has existing lines of credit of $531 million with various banks, of which $501 million was unused at April 30, 1995. Maturities of long-term debt for the next five years are as follows: 1996, $2,654; 1997, $2,471; 1998, $2,606; 1999, $2,212; 2000, $1,923; thereafter,
$4,988.


NOTE 5--SHAREHOLDERS' EQUITY

Changes in shareholders' equity accounts were as follows:

                                                                Cumulative    Receivable
                                     Common        Retained     Translation      from
                                     Stock         Earnings     Adjustments      ESOP
Balance, April 30, 1992           $     5,943    $   824,172    $     2,290    $   (35,950)
Net earnings                                         197,228
Dividends paid                                       (33,337)
Issuance of common stock
  under employee benefit
  and incentive plans                      53         17,355
Repurchase of common stock               (214)      (142,705)
Income tax benefit from
  restricted stock and
  nonstatutory stock options                           7,590
Translation adjustments                                              (3,347)
Repayment from ESOP                                                                  2,400
Balance, April 30, 1993           $     5,782    $   870,303    $    (1,057)   $   (33,550)
Net earnings                                         232,357
Dividends paid                                       (38,985)
Issuance of common stock
  under employee benefit
  and incentive plans                      39         16,300
Issuance of common stock in
  acquisition of subsidiary                78         56,099
Repurchase of common stock                (86)       (53,337)
Income tax benefit from
  restricted stock and
  nonstatutory stock options                           6,944
Translation adjustments                                              (8,645)
Repayment from ESOP                                                                  1,250
Balance, April 30, 1994           $     5,813    $ 1,089,681    $    (9,702)   $   (32,300)
Net earnings                                         294,000
Dividends paid                                       (47,226)
Two-for-one stock split                 5,745         (5,745)
Issuance of common stock
  under employee benefit
  and incentive plans                      70         21,804
Repurchase of common stock                (77)       (59,002)
Unrealized gain on investments,
  net of tax                                          28,742
Income tax benefit from
  restricted stock and
  nonstatutory stock options                           7,340
Translation adjustments                                              33,550
Repayment from ESOP                                                                  2,320
Balance, April 30, 1995           $    11,551    $ 1,329,594    $    23,848    $   (29,980)


At April 30, 1995, Board of Directors' authorization existed to repurchase approximately 7.4 million shares of the company's common stock.

On August 31, 1994, the Board of Directors approved a two-for-one common stock split, paid September 30, 1994 in the form of a 100 percent stock dividend to shareholders of record at the close of business on September 15, 1994. The stock split resulted in the issuance of 57,452 thousand additional shares and the reclass of $5,745 from retained earnings to common stock, representing the par value of the shares issued. All references in the financial statements to per share information, number of shares, except shares authorized, and related share prices have been restated to reflect the stock split.

A shareholder rights plan exists which provides for a dividend distribution of one right to be attached to each share of common stock. The rights are currently not exercisable or transferable apart from the common stock. The basic right entitles the holder to purchase one four-hundredth of a share of a new series of participating preferred stock, which is substantially equivalent to one share of common stock, at an exercise price of $150 per share. These rights would become exercisable if a person or group acquires 15% or more of the company's common stock or announces a tender offer which would increase the person's or group's beneficial ownership to 15% or more of the company's common stock, subject to certain exceptions. After the rights become exercisable, each right entitles the holder, instead, to purchase common stock having a market value of two times the exercise price. If the company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase common stock of the acquiring company having a market value of two times the exercise price of the right. In certain events the Board of Directors may exchange rights for common stock or equivalent securities having a market price equal to the exercise price of the rights. Each right is redeemable at $.0025 any time before a person or group triggers the 15% ownership threshold. The rights expire on July 10, 2001.

NOTE 6--EMPLOYEE STOCK OWNERSHIP PLAN

The company has an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. In December 1989, the ESOP borrowed $40,000 from the company and used the proceeds to purchase 2,366,616 shares of the company's common stock. The company makes annual contributions to the plan which are used, in part, by the ESOP to make loan and interest payments. Expenses related to the ESOP are based on debt service requirements less any dividends received by the ESOP on the company's common stock. This amount is further adjusted by any additional company contribution necessary to meet an annual targeted benefit level. Compensation and interest expense recognized were as follows:

Year ended April 30,              1995       1994      1993
Interest expense                $2,907      $3,020    $3,235
Dividends paid                     992         811       667
Net interest expense             1,915       2,209     2,568
Compensation expense             2,327       3,588     4,802
Total expense                   $4,242      $5,797    $7,370

Shares of common stock acquired by the plan are allocated to each employee in amounts based on company performance and the employee's annual compensation. At April 30, 1995 and 1994, allocated shares were 702,542 and 543,126, respectively, shares committed-to-be released were 152,710 and 124,542, respectively, and unallocated shares were 1,717,056 and 1,841,598, respectively. Unallocated shares are released based on the ratio of current debt service to total remaining principle and interest. The loan from the company to the ESOP is repayable over 20 years, ending on April 30, 2010. Interest is payable annually at a rate of 9.0%. The receivable from the ESOP is recorded as a reduction of the company's shareholders' equity and allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of earnings per share.


NOTE 7--STOCK PURCHASE AND AWARD PLANS

1994 STOCK AWARD PLAN
Effective April 29, 1994, the Board of Directors and shareholders approved the 1994 stock award plan which replaced the stock option, stock award, and non-employee director restricted stock plans. The 1994 stock award plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, performance shares, restricted stock in lieu of the annual retainer to non-employee directors, and other stock-based awards. There were 4,916,266 shares available under this plan for future grants at April 30, 1995.

Under the provisions of the 1994 stock award plan, nonqualified stock options and other stock awards are granted to officers and key employees at prices not less than fair market value at the date of grant. In addition, awards granted under the previous nonqualified stock option and stock award plans remain outstanding though no additional awards will be made under these plans.
A summary of option transactions in 1995 follows:

                          Option Price
                            Range Per    Number of  Expiration
                              Share       Shares       Date
NONQUALIFIED OPTIONS
Outstanding at beginning
  of year               $  3.34-$49.00   3,185,830   1995-2004
Granted                   37.88- 70.00     479,675   2000-2005
Exercised                  3.34- 53.00     368,421   1995-2005
Cancelled                 15.06- 53.00      41,942   2000-2005
Outstanding at end of year 5.34- 70.00   3,255,142   1996-2005
Exercisable at end of year 5.34- 53.00   1,842,079   1996-2005

Nonqualified options are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25 percent of the shares under option.

Restricted stock and performance share awards are dependent upon continued employment and, in the case of performance shares, achievement of certain performance objectives. In 1995, 111,514 restricted shares were issued and 37,766 performance shares were awarded. At April 30, 1995, total restricted shares outstanding under both the 1994 stock award plan and the previous restricted stock and performance share award plan were 621,163. Performance share awards for up to 253,228 shares, assuming maximum performance payout, were outstanding under the two plans at April 30, 1995. The actual number of performance shares awarded may vary depending on the degree to which the performance objectives are met. The cost of the restricted stock is generally expensed over five years from the date of issuance ($3,797 in 1995, $4,205 in 1994, and $3,763 in 1993). The estimated cost of the performance shares is expensed over three years from the date of grant ($8,840 in 1995, $3,131 in 1994, and $3,387 in 1993).

STOCK PURCHASE PLAN
The stock purchase plan enables employees to contribute up to 10% of their wages toward purchase of the company's common stock at 85% of the market value. Employees purchased 388,140 shares at $31.72 per share in 1995. As of April 30, 1995, plan participants have had approximately $9,228 withheld to purchase shares at a price of $44.20 per share, or 85% of the market value of the company's common stock at October 31, 1995, whichever is less.

Common stock to be issued under all outstanding grants persuant to the 1994 stock award plan, the stock purchase plan, and the previous individual stock option and award plans would not have a material dilutive effect on reported earnings per share.

NOTE 8--INCOME TAXES

The company accounts for income taxes in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," which was adopted in 1993 on a prospective basis. The asset and liability approach used in SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. Adoption of SFAS No. 109 resulted in a one-time charge to earnings of $5,100, which primarily represents the impact of adjusting net deferred tax assets to reflect current tax rates as opposed to overall higher tax rates in effect when the net deferred tax assets originated.

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes were:

Year ended April 30,             1995      1994      1993
United States                 $356,758    $279,220  $275,047
Non-U.S.                        85,347      67,581    38,411
Earnings before income taxes  $442,105    $346,801  $313,458

The provision for income taxes consisted of:

Year ended April 30,                  1995         1994         1993
Taxes currently payable:
   U.S. federal                    $  80,023    $  64,840    $  70,402
   U.S. state and other               22,297       21,268       18,919
   Non-U.S.                           45,717       29,859       26,039
     Total currently payable         148,037      115,967      115,360
Deferred tax (benefit) expense:
   U.S. federal                       (1,955)      (7,049)     (17,129)
   U.S. state and other                2,755       (2,459)         397
   Non-U.S.                           (9,925)       1,539       (7,257)
     Net deferred tax benefit         (9,125)      (7,969)     (23,989)
Tax expense credited directly to
   shareholders' equity                9,193        6,446       10,503
Total provision                    $ 148,105    $ 114,444    $ 101,874

Deferred tax assets (liabilities) were comprised of the following:

April 30,                                           1995         1994
Deferred tax assets:
   Inventory (Intercompany profit in inventory
     and excess of tax over book valuation)      $  69,836    $  56,375
   Deferred income                                    --          5,250
   Accrued liabilities                              37,526       40,133
   Other                                             7,528       10,594
     Total deferred tax assets                     114,890      112,352
April 30,                                             1995         1994
Deferred tax liabilities:
   Intangible assets                               (17,264)     (17,823)
   Undistributed earnings of subsidiaries          (11,787)      (8,846)
   Accumulated depreciation                        (13,301)     (14,819)
   Unrealized gain on investments                  (15,476)        --
   Other                                              (355)      (6,970)

     Total deferred tax liabilities                (58,183)     (48,458)

Net deferred tax assets                          $  56,707    $  63,894


The company's effective income tax rate varied from the U.S. federal statutory tax rate as follows:

Year ended April 30,                  1995       1994       1993
U.S. federal statutory tax rate      35.0%      35.0%      34.0%
Increase (decrease) in tax rate
   resulting from:
   U.S. state taxes, net of federal
     tax benefit                      2.2        2.5        2.7
   Tax benefits from operations in
     Puerto Rico                     (4.2)      (8.2)      (8.5)
   Non-U.S. taxes                     1.5        1.7        1.9
   Other, net                        (1.0)       2.0        2.4

Effective tax rate                   33.5%      33.0%      32.5%


Taxes are not provided on undistributed earnings of non-U.S. and Puerto Rican subsidiaries because such earnings are either permanently reinvested or do not exceed available foreign tax credits. Current U.S. tax regulations provide that earnings of the company's manufacturing subsidiaries in Puerto Rico may be repatriated tax free; however, the Commonwealth of Puerto Rico will assess a tax of up to 10% in the event of repatriation of earnings prior to liquidation. The company has provided for the anticipated tax attributable to earnings intended for dividend repatriation. At April 30, 1995, earnings permanently reinvested in subsidiaries outside the United States were $117,049. It is not practical to estimate the amount of taxes that might be payable on these foreign earnings.

At April 30, 1995, approximately $4,267 of non-U.S. tax losses were available for carryforward. These carryforwards are subject to adequate valuation allowances and generally expire within a period of one to five years.


NOTE 9--RETIREMENT BENEFIT PLANS

The company has various retirement benefit plans covering substantially all U.S. employees and many employees outside the United States. The cost of these plans was $28,483 in 1995, $20,208 in 1994 and $17,611 in 1993.

DEFINED BENEFIT PLAN (UNITED STATES)
In the United States, the company maintains a qualified pension plan designed to provide guaranteed minimum retirement benefits to substantially all U.S. employees. Plan benefits are calculated using a combination of years of service, final average earnings, primary social security benefits, and age. It is the company's policy to fund retirement costs within the limits of allowable tax deductions. Contributions to the plan were $13,784, $5,075 and $2,871 in 1995, 1994, and 1993, respectively. Plan assets consist of a diversified portfolio of fixed-income investments, equity securities, and cash equivalents. Plan assets include investments in the company's common stock of $11,900 and $6,020 at April 30, 1995 and 1994, respectively.

Net pension cost for the U.S. plan included the following components:

Year ended April 30,                      1995       1994       1993
Service cost--benefits earned during
   the year                            $ 6,391    $ 5,795    $ 4,370
Interest cost on projected benefit
   obligation                            5,680      5,222      4,013
Return on assets                        (9,775)    (7,218)    (7,556)
Net amortization and deferral            2,155        819      2,009
Net pension cost                       $ 4,451    $ 4,618    $ 2,836

The funded status of the U.S. plan was as follows:

April 30,                                            1995        1994
Actuarial present value of benefit obligation:
   Vested benefits                               $(49,913)   $(45,787)
   Nonvested benefits                              (6,673)     (5,741)
Accumulated benefit obligation                    (56,586)    (51,528)
Excess of projected benefit obligation
   over accumulated benefit obligation            (25,852)    (23,181)
Projected benefit obligation                      (82,438)    (74,709)
Plan assets at fair value                          95,468      73,160
Plan assets in excess (less than) of
   projected benefit obligation                    13,030      (1,549)
Unrecognized May 1, 1986, net asset                (1,632)     (2,833)
Unrecognized net actuarial loss                     5,593       8,130
Unrecognized prior service cost                      (564)      1,615
Net prepaid pension cost                         $ 16,427    $  5,363

The actuarial assumptions were as follows:

Year ended April, 30                 1995     1994     1993
Discount rate                        8.0%     7.5%     8.5%
Expected long-term return on assets  9.0%     9.0%     9.0%
Average increase in compensation     5.0%     5.5%     6.0%

In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable wages are provided to certain employees under non-qualified plans. Prior to 1995, the net periodic cost and accrued liability associated with these non-qualified plans was not material. However, the Omnibus Budget Reconciliation Act of 1993 significantly reduced the qualified wage limit which resulted in an increase in benefits under non-qualified plans. The net periodic cost of non-qualified pension plans was $989 in 1995. The unfunded accrued pension cost totaled $4,045 at April 30, 1995.

DEFINED BENEFIT PLANS (NON-U.S.)
Retirement coverage for non-U.S. employees of the company is provided, to the extent deemed appropriate, through separate plans. Funding policies are based on local statutes. Retirement benefits are based on years of service, final average earnings, and social security benefits.

Net pension cost for the non-U.S. plans included the following components:

Year ended April 30,               1995       1994       1993
Service cost--benefits earned
   during the year              $ 2,032    $ 1,374    $ 1,840
Interest cost on projected
   benefit obligation               666        268        249
Return on assets                    (27)       (26)       (19)
Net amortization and deferral       135         49        (17)
Net pension cost                $ 2,806    $ 1,665    $ 2,053

In certain countries, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently, the company has pension plans which are underfunded. The following table sets forth the funded status of the non-U.S. plans:

April 30,                                            1995        1994
Actuarial present value of benefit obligation:
   Vested benefits                               $ (7,619)   $ (6,485)
   Nonvested benefits                                (642)       (581)
Accumulated benefit obligation                     (8,261)     (7,066)
Excess of projected benefit obligation over
   accumulated benefit obligation                 (13,943)     (1,133)
Projected benefit obligation                      (22,204)     (8,199)
Plan assets at fair value                             579         555
Projected benefit obligation in excess of
   plan assets                                    (21,625)     (7,644)
Unrecognized May 1, 1994 net obligation            11,647          98
Unrecognized net actuarial loss                     1,386         914
Net accrued pension liability                    $ (8,592)   $ (6,632)

The range of assumptions for the non-U.S. plans, reflecting the different economic environments within the various countries, were as follows:

Years ended April 30,                    1995       1994      1993
Discount rate                          6.5%-8.5%  6.5%-8.5%   8.5%
Expected long-term return on assets      8.5%       8.5%      8.5%
Average increase in compensation       3.0%-4.5%    4.5%      5.5%

DEFINED CONTRIBUTION PLANS
The company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The purpose of these plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and company performance. Expense under the plans was $15,452 in 1995, $10,402 in 1994 and $9,453 in 1993.

RETIREE HEALTH CARE BENEFITS
U.S. employees of the company are currently eligible to receive specified company-paid health care and life insurance benefits during retirement based on their age and years of service. The health care benefits include cost-sharing features based on years of service and retirement age. The life insurance plans require minimum retiree contributions.

The company adopted Statement of Financial Accounting Standard (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for U.S. plans in 1993. SFAS No. 106 requires the company to recognize expense as employees earn postretirement benefits, rather than on the cash basis. The company chose to immediately recognize the transition obligation, which is the cost of postretirement benefits earned as of May 1, 1992, by employees and retirees. This resulted in a one-time charge in 1993 of $14,930, which was recorded net of $5,674 in deferred income taxes.

The net postretirement benefit cost of U.S. plans, exclusive of the transition obligation in 1993, included the following components:

Year ended April 30,               1995       1994       1993
Service cost-benefits earned
   during the year              $ 1,446    $ 1,049    $   785
Interest cost on accumulated
   benefit obligation             1,425      1,440      1,254
Return on assets                   (255)      --         --
Net amortization and deferral       299       (243)      --
Postretirement benefit cost     $ 2,915    $ 2,246    $ 2,039

The company's policy has been to fund the cost of postretirement benefits as they are paid. In 1995, the company also began funding a trust within the limits of allowable tax deductions for the cost of these benefits. The funded status of the U.S. plans was as follows:

Year ended April 30,                                    1995        1994
Actuarial present value of postretirement benefit
   obligation:
     Retirees                                       $ (6,251)   $ (5,787)
     Other fully eligible participants                (4,341)     (4,769)
     Other active plan participants                  (14,179)    (11,752)
                                                     (24,771)    (22,308)
Plan assets at fair value                              2,925        --
Unrecognized net loss                                  3,320       3,330
Net accrued postretirement benefit liability        $(18,526)   $(18,978)

The actuarial assumptions were as follows:

Year ended April, 30                  1995      1994      1993
Discount rate                         8.0%      7.5%      8.5%
Expected long-term return on assets   9.0%        --        --
Health care cost trend rate          10.0%     12.0%     12.0%

The health care cost trend rate is assumed to decrease gradually to 6% by 2003. Based on current estimates, increasing the health care cost trend rate by one percentage point each year would increase the accumulated postretirement benefit obligation by $2,587 and the annual postretirement benefit cost by $418.

The company must adopt SFAS No. 106 for non-U.S. plans in 1996. However, adoption of SFAS No. 106 for these plans will not have a material impact on the company's financial position.


NOTE 10--LEASES

The company leases offices, manufacturing and research facilities, and warehouses, as well as transportation, data processing, and other equipment, under capital and operating leases. A substantial number of these leases contain options that allow the company to renew at the then fair rental value.

Future minimum payments under capitalized leases and noncancellable operating leases at April 30, 1995, were:

                                        Capitalized   Operating
                                          Leases       Leases
1996                                     $   960     $ 19,347
1997                                         635       14,290
1998                                         646       10,089
1999                                         517        6,655
2000                                         490        5,694
2001 and thereafter                        3,898        9,030

Total minimum lease payments               7,146     $ 65,105
Less amounts representing interest         2,546
Present value of net minimum lease
   payments                              $ 4,600

Rent expense for all operating leases was $22,366 in 1995, $18,510 in 1994 and $21,555 in 1993.


NOTE 11--LITIGATION SETTLEMENT

In September 1992, the company and Siemens AG settled all ongoing patent litigation between the companies and cross-licensed all existing patents covering cardiac stimulation devices. Siemens made an initial payment of $50.0 million to Medtronic and made ongoing royalty payments, based on Siemens' worldwide sales of all cardiac stimulation devices through September 1994. Medtronic does not pay royalties for the cross-license received from Siemens. In addition to the initial payment, which was recognized as income in 1993, Siemens made a $25.0 million contingent prepayment against future royalties. The prepayment was recognized as income when earned. As of April 30, 1995, the prepayment had been fully recognized.

In September 1994, St. Jude Medical, Inc. acquired Siemens Pacesetter, the worldwide cardiac rhythm management business of Siemens AG. Under terms of the prior litigation settlement with Siemens AG, St. Jude will make ongoing royalty payments for approximately 10 years based on Pacesetters' worldwide sales of all cardiac stimulation devices.


NOTE 12--COMMITMENTS AND CONTINGENCIES

The company is involved in litigation and disputes which are normal to its business. Management believes losses that might eventually be sustained from such litigation and disputes would not be material to future years. Further, product liability claims may be asserted in the future relative to events not known to management at the present time. Management believes that the company's risk management practices, including insurance coverage, are reasonably adequate to protect against potential product liability losses.

The Medtronic Foundation, funded entirely by the company, was established to maintain good corporate citizenship in its communities. In 1993, the company made a commitment to contribute $12,000 over a five-year period ending September 30, 1997. At April 30, 1995, the remaining balance of this commitment was $7,465. Commitments to the Medtronic Foundation are expensed when authorized and approved by the company's Board of Directors.


NOTE 13--QUARTERLY FINANCIAL DATA (UNAUDITED, IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)

                    First  Second     Third   Fourth   Fiscal
                   Quarter Quarter   Quarter  Quarter   Year
Net Sales
   1995            $403.8  $408.2    $413.7   $516.7  $1,742.4
   1994             331.3   332.1     334.6   393.02   1,390.9
Gross Profit
   1995             277.4   280.4     284.5    360.0   1,202.3
   1994             230.0   227.5     231.4    270.4     959.2
Net Earnings
   1995              65.1    69.7      71.4     87.8     294.0
   1994              52.5    56.2      56.9     66.7     232.4
Earnings per Share:
   1995               .56     .61       .62      .76      2.55
   1994               .45     .49       .50      .58      2.02

Quarterly and annual earnings per share are calculated independently based on the weighted average number of shares outstanding during the period.


NOTE 14--SEGMENT REPORTING

The company operates in a single industry segment--providing medical products and services. For management purposes, the company is segmented into three geographic areas--the Americas, Europe/Middle East/Africa (Europe), and Asia/Pacific markets. The geographic areas are, to a significant degree, interdependent with respect to research, product supply, and business expertise. Sales between geographic areas are made at prices which would approximate transfers to unaffiliated distributors. In the presentation below, the profit derived from such transfers is attributed to the area in which the sale to the unaffiliated customer is eventually made. Because of the interdependence of the geographic areas, the operating profit as presented may not be representative of the geographic distribution which would occur if the areas were not interdependent. In addition, comparison of operating results between geographic areas and between years may be significantly impacted by foreign currency fluctuations.


GEOGRAPHIC AREA INFORMATION
                           United                       Asia         Other            Elimi-        Consoli-
                           States          Europe      Pacific      Americas          nations         dated
1995
Sales to unaffiliated
   customers            $   976,589    $   505,914   $   212,725   $    47,164        $    --      $ 1,742,392
Intergeographic
   sales                    132,105         52,002          --           3,020         (187,127)          --

   Total sales            1,108,694        557,916       212,725        50,184         (187,127)     1,742,392

Operating profit            287,824        106,243        91,046         4,746                         489,859
Nonoperating
   expense                                                                                             (47,754)

Earnings before
   income taxes                                                                                        442,105

Identifiable assets       1,206,912        308,579       149,394        30,515         (123,220)     1,572,180
Corporate assets                                                                                       374,552

   Total assets                                                                                    $ 1,946,732

1994
Sales to unaffiliated
   customers            $   800,391    $   386,009   $   161,279   $    43,243        $     --     $ 1,390,922
Intergeographic
   sales                    163,905         18,710          --             309         (182,924)          --

   Total sales              964,296        404,719       161,279        43,552         (182,924)     1,390,922

Operating profit            244,638         53,512        63,389         4,177             --          365,716
Nonoperating
   expense                                                                                             (18,915)

Earnings before
   income taxes                                                                                        346,801

Identifiable assets       1,103,222        276,047       103,247        25,604          (94,858)     1,413,262
Corporate assets                                                                                       209,990

   Total assets                                                                                    $ 1,623,252

1993
Sales to unaffiliated
   customers            $   770,655    $   392,894   $   126,005   $    38,654             --      $ 1,328,208
Intergeographic
   sales                    142,750         19,370          --             147         (162,267)          --

   Total sales              913,405        412,264       126,005        38,801         (162,267)     1,328,208

Operating profit            258,170         62,269        45,910           769             --          367,118
Nonoperating
   expense                                                                                             (53,660)

Earnings before
   income taxes                                                                                        313,458

Identifiable assets         818,898        287,048        80,867        20,258          (82,541)     1,124,530
Corporate assets                                                                                       167,950

   Total assets                                                                                    $ 1,292,480



Nonoperating expense includes interest income, interest expense, currency exchange gains and losses, and certain corporate general and administrative expenses. Intergeographic sales and the intergeographic profit remaining in ending inventories are the principal items reflected as eliminations.

SELECTED FINANCIAL DATA
(in millions of dollars, except per share data)                                                           Medtronic, Inc.

                                            1995           1994           1993           1992           1991         1990
OPERATING RESULTS FOR THE YEAR:
Net sales                               $1,742.4       $1,390.9       $1,328.2       $1,176.9       $1,021.4       $865.9
Cost of products sold                      540.1          431.7          420.1          381.8          331.7        281.7
Research and development expense           191.4          156.3          133.0          109.2           89.5         81.5
Selling, general, and administrative
   expense                                 574.6          456.3*         460.0*         439.9          399.9*       331.3*
Interest expense                             9.0            8.2           10.4           13.4           13.8         10.1
Interest income                            (14.8)          (8.4)          (8.8)         (10.3)          (9.7)        (6.2)
Earnings from continuing operations
   before income taxes                     442.1          346.8          313.5          242.9          196.2        167.5
Provision for income taxes                 148.1          114.4          101.9           81.4           62.9         54.6
Earnings from continuing operations        294.0          232.4          211.6          161.5          133.4        112.9
Discontinued operations and cumulative
   effect of accounting changes (net)        --             --           (14.4)           --             --           --
Net earnings                            $  294.0       $  232.4       $  197.2       $  161.5       $  133.4       $112.9
Net earnings as a percent of net sales      16.9%          16.7%          14.8%          13.7%          13.1%        13.0%
Net earnings as a percent of average
   shareholders' equity                     24.6%          24.5%          24.1%          21.8%          21.4%        21.3%
Per share of common stock:
   Earnings from continuing operations
       before cumulative effects of
       accounting changes               $    2.55      $    2.02      $    1.78      $    1.36      $    1.12      $   .96
   Net earnings                              2.55           2.02           1.66           1.36           1.12          .96
   Cash dividends declared                    .41            .34            .28            .24            .21          .18
Gross margin percentage                      69.0%          69.0%          68.4%          67.6%          67.5%        67.5%

Financial Position at April 30:
Working capital                          $  647.8       $  406.4       $  426.6       $  387.3       $  320.1       $240.4
Current ratio                               2.4:1          1.9:1          2.2:1          2.3:1          2.1:1        1.9:1
Property, plant, and equipment, net         331.1          301.8          282.8          256.8          217.2        183.6
Total assets                              1,946.7        1,623.3        1,292.5        1,163.5        1,024.1        885.3
Long-term debt                               14.2           20.2           10.9            8.6            7.9          8.0
Long-term debt as a percent of
   shareholders' equity                       1.1%           1.9%           1.3%           1.1%           1.2%         1.4%
Shareholders' equity                      1,335.0        1,053.5          841.5          796.5          683.2        565.2
Shareholders' equity
   per common share                         11.56           9.06           7.28           6.70           5.74         4.80

Additional Information:
Expenditures for property, plant, and
   equipment                             $  104.0       $   86.0       $   87.4       $   83.2       $   73.7       $ 59.3
Full-time employees at year-end             8,896          8,709          8,334          8,314          7,560        7,030
Full-time equivalent employees
   at year-end                             10,313          9,856          9,247          9,392          8,470        7,717



(TABLE CONTINUED)

SELECTED FINANCIAL DATA
(in millions of dollars, except per share data)                                        Medtronic, Inc.

                                              1989         1988         1987         1986         1985
OPERATING RESULTS FOR THE YEAR:
Net sales                                   $765.8       $669.9       $515.4       $411.5       $370.4
Cost of products sold                        248.5        217.4        176.9        154.5        140.6
Research and development expense              67.7         55.1         43.6         40.1         39.5
Selling, general, and administrative
   expense                                   291.9*       267.2        187.7        132.6*       142.6
Interest expense                               8.4          5.9          4.3          4.4          3.6
Interest income                               (5.6)        (7.1)        (7.2)       (12.5)       (13.4)
Earnings from continuing operations
   before income taxes                       155.0        131.4        110.2         92.3         57.6
Provision for income taxes                    54.7         44.8         34.8         24.3          5.8
Earnings from continuing operations          100.3         86.6         75.3         68.0         51.8
Discontinued operations and cumulative
   effect of accounting changes (net)          --           --           --         (14.0)       (13.7)
Net earnings                                $100.3       $ 86.6       $ 75.3       $ 54.0       $ 38.1
Net earnings as a percent of net sales        13.1%        12.9%        14.6%        13.1%        10.3%
Net earnings as a percent of average
   shareholders' equity                       22.2%        21.2%        19.8%        15.5%        11.2%
Per share of common stock:
   Earnings from continuing operations
       before cumulative effects of
       accounting changes                   $  .86      $   .73      $   .62      $   .54      $   .39
   Net earnings                                .86          .73          .62          .43          .29
   Cash dividends declared                     .15          .13          .11          .10          .10
Gross margin percentage                       67.6%        67.5%        65.7%        62.4%        62.1%

FINANCIAL POSITION AT APRIL 30:
Working capital                             $206.1       $244.6       $250.2       $227.8       $221.7
Current ratio                                1.9:1        2.3:1        3.0:1        2.7:1        3.3:1
Property, plant, and equipment, net          157.2        134.6        121.1        113.7        113.1
Total assets                                 783.0        661.3        580.0        540.9        473.2
Long-term debt                                 8.2         11.1          7.6         13.8          9.4
Long-term debt as a percent of
   shareholders' equity                        1.7%         2.7%         1.9%         3.8%         2.8%
Shareholders' equity                         492.7        412.0        403.1        358.9        338.1
Shareholders' equity
   per common share                           4.24         3.44         3.21         2.83         2.55

ADDITIONAL INFORMATION:
Expenditures for property, plant, and
   equipment                                $ 57.4       $ 39.1       $ 28.5       $ 17.6       $ 29.7
Full-time employees at year-end              6,529        5,939        5,156        4,964        5,046
Full-time equivalent employees
   at year-end                               7,152        6,471        5,587        5,329        5,362


*Certain unusual costs and income separately disclosed on the statement of consolidated earnings are included in selling, general, and administrative expense.

INVESTOR INFORMATION

ANNUAL MEETING
The annual meeting of Medtronic shareholders will take place on Wednesday, August 30, 1995, beginning at 10:30 a.m. at the Corporate Center, 7000 Central Avenue, NE, Minneapolis (Fridley), Minnesota. The Notice of Annual Meeting and Proxy Statement are mailed to shareholders with the annual report.

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

* Form 10-K Annual and Form 10-Q Quarterly Reports to the Securities and Exchange Commission detailing Medtronic's business and financial condition.

You may also learn more about Medtronic via the Internet. Contact us at http://www.medtronic.com.

As part of continuing efforts to reduce expenses and make information available on a more timely basis, Medtronic has discontinued its practice of automatically sending quarterly reports to shareholders. Quarterly financial results may be obtained by requesting news releases as described above.


PRICE RANGE OF MEDTRONIC STOCK

Fiscal Qtr.    1st Qtr.    2nd Qtr.     3rd Qtr.    4th Qtr.

1995
   High          $44.56      $54.88      $59.50      $75.75
   Low            36.13       42.69       49.00       55.75

1994
   High           35.25       37.69       42.50       43.75
   Low            30.00       28.81       35.81       35.25

Prices are closing quotations. On June 26, 1995, there were 21,947 holders of record of the company's common stock. The regular quarterly cash dividend was
10.25 cents per share for 1995 and 8.5 cents per share for 1994.


STOCK TRANSFER AGENT, REGISTRAR, AND DIVIDEND REINVESTMENT AGENT
Shareholders with questions about stockholdings, dividend checks, dividend reinvestment, transfer requirements, and address changes should contact:

Norwest Bank Minnesota, N.A.
Stock Transfer
161 North Concord Exchange
P.O. Box 738
South St. Paul, MN 55075-0738
Telephone: 1-800-468-9716 or
           1-612-450-4064


DIVIDEND REINVESTMENT PLAN
The dividend reinvestment plan provides a convenient way for shareholders to increase their holdings of Medtronic, Inc., common stock through automatic dividend reinvestment and voluntary cash purchase. All registered holders of Medtronic, Inc., common stock may participate. For more information, please contact the transfer agent.


INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP, Minneapolis


STOCK EXCHANGE LISTING
New York Stock Exchange
(symbol: MDT)

The financial text of this annual report was printed on recycled paper including 50% pre-consumer and 20% post-consumer fiber. Please recycle this book or donate it to your local library.

APPENDIX:  Graphic and Image Material

Page
Number    Description

33 Bar graph of net earnings in millions of dollars for the last three fiscal years as follows:

               1995     $294.0
               1994      232.4
               1993      197.2

33 Bar graph of earnings per share in dollars for the last three fiscal years as follows:

               1995      $2.55
               1994       2.02
               1993       1.66

34 Stacked bar graph showing net sales in millions of dollars for U.S. and international operations for the last three fiscal years. Data points (in millions of dollars) are as follows:

                              1995     1994      1993
           U.S.            $  979.7  $  800.4  $  770.6
           International      762.7     590.5     557.6

                           $1,742.4  $1,390.9  $1,328.2

34 Stacked bar graph of net sales in millions of dollars for the Pacing, Other Cardiovascular, and Neurological and Other business units for each of the last three fiscal years. The data points (in millions of dollars) are as follows:

                                     1995      1994      1993
           Pacing                  $1,140.9  $  934.2  $  872.4
           Other Cardiovascular       455.2     328.1     304.1
           Neurological & Other       146.3     128.6     151.7

                                   $1,742.4  $1,390.9  $1,328.2

35 Bar graph of research and development expense in millions of dollars for the last three fiscal years as follows:

               1995     $191.4
               1994      156.3
               1993      133.0

36 Bar graph of net cash in millions of dollars for the last three fiscal years as follows:

               1995     $276.0
               1994      103.0
               1993       53.3

36 Bar graph of cash flows from operating activities in millions of dollars for the last three fiscal years as follows:

               1995     $387.2
               1994      356.9
               1993      291.5

37 Stacked bar graph of equity and interest-bearing debt in millions of dollars for the last three fiscal years. Data points (in millions of dollars) are as follows:

                                     1995      1994      1993
           Equity                $1,335.0  $1,053.5    $841.5
           Interest-Bearing Debt     47.7      78.4     102.7

                                 $1,382.7  $1,131.9    $944.2