Form 10-K/A, Exhibit 13
period 1995-05-30
MEDTRONIC INC
filed 1996-05-24
CIK 64670

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


NET SALES


The increase in net sales from 1994 to 1995 on a comparable operations basis was primarily the result of increases in unit volume. Selling prices for the company's products overall remained relatively stable despite the market's focus on cost controls and competitive pricing, an indication of the cost effectiveness of the company's products. Sales in the United States in 1995 increased 15.2% on a comparable operations basis over the prior year, compared to 10.9% in 1994. Sales outside the United States increased 18.2% on a comparable operations basis compared to 11.9% in 1994. Sales in non-U.S. markets accounted for 43.8% of worldwide net sales, compared with 42.5% in 1994 and 42.0% in 1993. However, foreign exchange rate movements had a favorable year-to-year impact of $59.1 million and $22.0 million on international net sales in 1995 and 1993, respectively and an unfavorable impact of $30.8 million in 1994. Exclusive of the effects of foreign currency, non-U.S. net sales as a percentage of total net sales increased in each of the three years. The impact of foreign currency fluctuations on net sales is not necessarily indicative of the impact on net earnings due to the offsetting foreign currency impact on costs and expenses and the company's hedging activities (see Note 3 to the consolidated financial statements for further details on foreign currency instruments and the company's risk management strategies with respect thereto). As reflected in such Note 3, realized losses on the company's hedging activities were offset by the transactions being hedged and therefore are consistent with the company's risk management strategies.


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


Selling, general, and administrative expense (SG&A) as a percent of sales decreased slightly in 1995 primarily due to overall cost efficiencies and accelerated revenue growth. SG&A expense also includes costs and income items such as royalty income, litigation settlement income, costs related to market value adjustments on hedging activity, and other items. The net effect of these items was insignificant in 1995 and 1994 and does not have a material impact on the year-to-year comparison. The decrease in SG&A as a percent of sales from 1993 to 1994 was the result of effective spending controls, increased royalty income, and divestiture of businesses with higher overhead structures.



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


Medtronic is also subject to various environmental laws and regulations both in the United States and abroad. The operations of the company, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify the potential impact of compliance with environmental protection laws, management believes that such compliance will not have a material impact on the company's financial position, results of operations or liquidity.


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


The fair value of cash and cash equivalents, receivables, and short-term debt approximate their carrying value due to their short maturities. The fair value of certain short-term and long-term investments are based on quoted market prices for those or similar investments. For long-term investments which have no quoted market prices, a reasonable estimate of fair value was made using available market and financial information. The fair value of long-term debt is based on the current rates offered to the company for debt of similar maturities. The estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange. The fair value of forward exchange contracts were estimated based on quoted market prices at April 30, 1995 and 1994.


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


                                Option Price
                                  Range Per    Number of  Expiration
                                    Share       Shares       Date
NONQUALIFIED OPTIONS
Outstanding at beginning
  of year                    $  3.34-$49.00   3,185,830   1995-2004
Granted                        37.88- 70.00     479,675   2000-2005
Exercised                       3.34- 53.00     368,421   1995-2005
Cancelled                      15.06- 53.00      41,942   2000-2005
Outstanding at end of year      5.34- 70.00   3,255,142   1996-2005
- -------------------------------------------------------------------
Exercisable at April 30, 1994   3.34- 49.00   1,681,912   1995-2004
Exercisable at April 30, 1995   5.34- 53.00   1,842,079   1996-2005
- -------------------------------------------------------------------



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

Common stock to be issued under all outstanding grants pursuant to the 1994 stock award plan, the stock purchase plan, and the previous individual stock option and award plans would not have a material dilutive effect on reported earnings per share.

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




Nonoperating expense includes interest income, interest expense, gains and losses on hedging activities, and certain corporate general and administrative expenses. Intergeographic sales and the intergeographic profit remaining in ending inventories are the principal items reflected as eliminations.

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