Form 10-K, Exhibit 13
period 1996-04-30
MEDTRONIC INC
filed 1996-07-24
CIK 64670

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY
Medtronic is the world's leading medical technology company specializing in implantable and invasive therapies. Primary products include implantable pacemaker systems used for the treatment of bradycardia, implantable tachyarrhythmia management devices, mechanical and tissue heart valves, balloon and guiding catheters used in angioplasty, stents, implantable neurostimulation and drug delivery systems, and perfusion systems including blood oxygenators, centrifugal blood pumps, cannula products, and autotransfusion and blood monitoring systems. The company reports on three business units (Pacing, Other Cardiovascular, and Neurological and Other) and three geographic areas (the Americas, Europe/Middle East/Africa, and Asia/Pacific).

Fiscal 1996 was another outstanding year for the company, evidenced by the 11th consecutive year of increases in both revenues and earnings. Net sales of $2.2 billion represent a 24.5% increase over 1995. Net sales after adjusting for the effects of foreign currency translation increased 23.3% compared to increases of 21.0% in 1995 and 7.0% in 1994. Net earnings and earnings per share increased 48.9% and 46.9% to $437.8 million and $1.88, respectively. The growth during 1996 was the result of solid contributions from the businesses and geographic areas and was accelerated by progress in gaining market share, expanding our global operations, and significant new product and therapy introductions.

The company closed on three acquisitions in fiscal 1996. In November 1995, the company acquired Pudenz-Schulte Medical Corporation (PS Medical), a manufacturer and distributor of cerebrospinal fluid shunts and neurosurgical implants, and Micro Interventional Systems, a developer of products for the minimally invasive treatment of stroke and peripheral vascular disease. In April 1996, the company acquired Synectics Medical AB (Synectics) of Stockholm, Sweden, the world leader in the development and marketing of computer-supported systems to diagnose disorders of the urological and digestive systems and sleep apnea. The company closed on two additional acquisitions in early 1997 as it acquired AneuRx, Inc., which develops an endovascular stented graft and delivery system used in minimally invasive aneurysm repair therapy, and Instent Inc., which designs, develops, manufactures and markets a variety of self-expanding and balloon-expandable stents used in a broad range of medical indications.


NET SALES
The increase in net sales from 1995 to 1996 on a constant currency basis was primarily the result of continued unit volume increases. Selling prices for the company's products during 1996 remained relatively stable overall despite the market's continued focus on cost controls and competitive pricing. Sales in the United States in 1996 increased 27.7% over the prior year, compared to 15.2% in 1995. Sales outside the United States increased 17.8% on a constant currency basis compared to 18.2% in 1995. Sales in non-U.S. markets accounted for 43.1% of worldwide net sales, compared with 43.8% in 1995 and 42.5% in 1994. Foreign exchange rate movements had a favorable year-to-year impact of $21.3 million and $59.1 million on international net sales in 1996 and 1995, respectively, and an unfavorable impact of $30.8 million in 1994. These exchange rate movements are caused primarily by changes in the value of the U.S. dollar versus major European currencies and the Japanese Yen. The impact of foreign currency fluctuations on net sales is not necessarily indicative of the impact on net earnings due to the offsetting foreign currency impact on costs and expenses and the company's hedging activities (see Note 3 to the consolidated financial statements for further details on foreign currency instruments and the company's risk management strategies with respect thereto). As reflected in Note 3, realized losses on the company's hedging activities were offset by the transactions being hedged and therefore are consistent with the company's risk management strategies.

The following is a summary of sales by business unit as a percentage of total net sales:

Year ended April 30,            1996         1995          1994
- -----------------------------------------------------------------------

Pacing                          68.2%       66.0%          68.5%
Other Cardiovascular            24.1        26.5           24.0
Neurological & Other             7.7         7.5            7.5
- -----------------------------------------------------------------------

Net sales of the Pacing business, consisting primarily of Bradycardia Pacing and Tachyarrhythmia Management, increased 27.4% in 1996 after removing the impact of foreign exchange rate fluctuations, versus growth of 17.1% in 1995. This increase was attributable to strong contributions from both Bradycardia and Tachyarrhythmia Management devices. Bradycardia unit sales of implantable pulse generators (IPGs) achieved double digit percentage growth. Bradycardia unit sales continued to reflect strong growth in both U.S. and non-U.S. markets, primarily on the strength of the Thera pacemaker family worldwide and the improved Thera (i-Series) pacemaker in Europe and the U.S. The Thera (i-Series) pacemakers were cleared by the Food and Drug Administration (FDA) for commercial sale in the U.S. in November 1995. In addition, the CapSure Z and CapSureFix pacing leads were introduced during 1996. These leads reduce pacing system energy requirements by allowing long-term use of impulses at lower intensity to stimulate each heartbeat. The significant sales growth in Tachyarrhythmia Management sales was primarily attributable to the company's Jewel family of implantable cardioverter-defibrillators. Sales outside the United States were also led by Jewel products offering single lead, Active Can technology. The Jewel Active Can models were commercially released in the U.S. in December 1995 after receiving FDA approval.

The Thera and Jewel product lines contributed significantly to the overall sales growth of the Company in 1996, and are expected to continue to perform well in the future. Management believes the Pacing business is well positioned for continued growth based on the continued cost effectiveness of the products and the commitment to continue to develop technologically advanced products. The innovative successors to these Pacing products, the Medtronic.Kappa family of dual-sensor pacemakers is currently in clinical evaluation in Europe, and the Micro Jewel implantable defibrillator received FDA approval in July 1996.

Sales within the Other Cardiovascular Business (consisting of balloon and guiding catheters, stents, ablation systems, heart valves, perfusion and blood management systems, cannulae and surgical accessories) increased 12.1% and 34.0% in 1996 and 1995, respectively, after excluding the effects of foreign currency translation. The 1996 growth is primarily attributable to guiding catheters and stents, which experienced strong sales growth led by the Medtronic Wiktor coronary stent in Europe and Japan. Balloon and guiding catheter unit sales remained solid in 1996. However, declines in the average selling price for balloon catheters in the United States more than offset the unit growth. Balloon catheter selling prices have deteriorated over the past three years as a result of continued price competition. It is unclear to what extent this erosion of selling prices will continue into 1997. Also contributing to 1996 sales were strong performances by the cannula and surgical accessories lines and the tissue heart valve product lines. The Freestyle stentless porcine tissue heart valve was commercially released in Europe in January 1996, and is currently in U.S. clinical evaluation. Revenues in 1996 also reflect the November 1995 acquisition of Micro Interventional Systems. Growth in these product lines was partially offset by less than anticipated sales of perfusion and blood management systems, as these product lines were impacted by delays in the release of certain new products. However, the fourth quarter of 1996 releases of the Hemopump cardiac assist system in Europe, the Sequestra 1000 blood processing system and the BioTrend oxygen saturation and hematocrit system in the United States are expected to provide sales growth potential within these product lines in 1997. Also contributing to the increase in Other Cardiovascular sales from 1994 to 1995 were the March 1994 and April 1994 acquisitions of DLP and Electromedics, respectively.

Net sales of the Neurological and Other businesses, primarily consisting of implantable neurostimulation devices and drug administration systems, continued to experience strong growth. Exclusive of the effects of foreign currency translation, net sales grew 27.9% over the previous year compared to growth of 22.3% in 1995. This growth was led by two new products--the Mattrix spinal cord stimulation system, introduced in worldwide markets, and the Itrel 3 spinal cord stimulation system, already available in Europe and launched in the U.S. in November 1995. In addition, PS Medical, which was acquired in November 1995, contributed to the overall revenue growth.

COSTS AND EXPENSES
The following is a summary of major costs and expenses as a percentage of net sales:

Year ended April 30,                 1996        1995       1994
- ----------------------------------------------------------------------

Cost of Products Sold                27.2%       31.0%      31.0%
Research & Development               10.9        11.0       11.2
Selling, General & Administrative    32.1        33.0       33.8
- ----------------------------------------------------------------------


Cost of products sold as a percentage of net sales decreased in 1996 as compared to 1995. This decrease resulted from increased productivity, the impact of favorable product and geographic mix combined with substantially increased volumes, and the favorable impact of foreign exchange rate fluctuations, partially offset by increased start-up costs related to new product introductions. The efficiencies of higher production levels were most evident in our higher margin products including bradycardia pacemakers, tachyarrhythmia management devices and vascular stents. The favorable geographic mix resulted primarily from strong revenue gains in Western Europe and the United States. Cost of products sold as a percentage of net sales remained constant at 31.0% in 1995 and 1994 as a result of cost savings from increased production levels and cost reductions efforts offset by increased start-up costs related to new product introductions and fluctuations in product mix. Gross margins will continue to be impacted by regulatory and competitive pricing pressures, new product introductions, the mix of products both within and between businesses and geographies, and the effects of foreign currency fluctuations.

The company continued its commitment and strategy of achieving long-term growth, in part, by investing in research and development (R&D). R&D expense increased 23.7% to $236.7 million in 1996 from $191.4 million in 1995. Investing significant resources in R&D is intended to result in future revenue growth and market share gains by developing technological enhancements and new indications for existing products as well as developing minimally invasive and new technologies to address unmet patient needs and to help reduce procedural cost and length of hospital stay. The continued success of this strategy is reflected in the rapid market acceptance of new, technologically advanced products during 1996.

Selling, general, and administrative expense (SG&A) as a percent of sales decreased in both 1996 and 1995, primarily due to continued overall cost efficiencies and accelerated revenue growth.


INCOME TAXES
The company's effective income tax rate in 1996 was 34.5%, up from 33.5% in 1995 and 33.0% in 1994. The increases in the effective tax rates since 1994 were primarily the result of the Omnibus Budget Reconciliation Act of 1993, which increased the U.S. income tax rate and significantly reduced U.S. tax benefits resulting from the company's operations in Puerto Rico. During 1995, the negative impact of these changes was in part offset by increased tax credits. Although these changes in the tax code and the recent expiration of the R&D tax credit will continue to put upward pressure on the company's effective tax rate in the future, management believes that the adverse impact can be minimized by other tax planning initiatives.

LIQUIDITY AND CAPITAL RESOURCES

SUMMARY
The company continued to strengthen its financial position during 1996. At April 30, 1996, working capital, the excess of current assets over current liabilities, totaled $818.2 million, an increase of 26.3% over the $647.8 million at April 30, 1995. The current ratio at April 30, 1996, was 2.6:1 compared with 2.4:1 and 1.9:1 at April 30, 1995 and 1994, respectively. The company's net cash position, defined as the sum of cash, cash equivalents, and short-term investments less short-term borrowings and long-term debt was $385.0 million at April 30, 1996, compared to $276.0 million at April 30, 1995, and $103.0 million at April 30, 1994. Because of its strong financial condition, the company is well positioned to maintain its commitment to ongoing growth strategies which include research and development spending, internal ventures, and acquisitions.


CASH FLOW
Cash provided by operating activities was $500.5 million in 1996 compared to $387.2 million in 1995 and $356.9 million in 1994. These operating cash flows were more than sufficient to fund the company's capital expenditures, acquisitions, dividends to shareholders, and stock repurchases. Capital spending totaled $170.2 million in 1996, an increase of 63.7% over the $104.0 million in 1995. This increase in capital spending was primarily the result of spending associated with the enhanced model 9790 programmer and facility expansions. Capital spending in 1995 increased 20.9% from 1994, mainly associated with spending on the original 9790 programmer. 1994 capital spending reflected a decrease of 1.6%. The company expects future growth in capital spending to support increased manufacturing capacity and operational requirements. This spending will be financed primarily by funds from operations. Repurchases of common stock totaled $33.6 million in 1996, compared to $59.1 million and $53.4 million in 1995 and 1994, respectively.

In addition to capital spending and stock repurchase activity, significant items affecting cash flows during 1996 included the cash purchase price paid for the acquisition of Synectics of approximately $56.0 million, net purchases of marketable securities totaling $190.3 million, and dividends to shareholders totaling $60.4 million. For further details related to the acquisition of Synectics, see Note 2 to the consolidated financial statements.

In addition to capital spending and stock repurchase activity, significant items affecting cash flows in 1995 included $39.1 million paid for settlement of payables related to 1994 acquisitions, dividends to shareholders totaling $47.2 million, and $36.2 million reduction of debt. Cash flows from increases and decreases in operating assets and liabilities essentially offset each other.

During 1994, the cash portion of the purchase price paid for the acquisitions of DLP, Electromedics, Inc., Carbon Implants, Inc., and CardioRhythm, was approximately $189.4 million. In addition to acquisitions, capital spending, and stock repurchases, the company's cash position was favorably impacted by the timing of income tax payments, ongoing royalty income, and increases in liabilities.

DEBT AND CAPITAL
At April 30, 1996, the total common stock shares authorized by the Board of Directors for repurchase was approximately 14.1 million shares. During 1996, approximately 0.7 million shares were repurchased at an average cost of $51.21 per share. During 1995, approximately 3.0 million shares were repurchased at an average price of $19.20 per share. The company repurchased shares in 1996 and 1995 to partially offset dilution resulting from the issuance of stock under employee benefit plans, shares issued in conjunction with the acquisitions of PS Medical, and Electromedics, Inc., and to take advantage of market conditions. Future repurchases of common stock will depend upon market conditions, the company's cash position, restrictions related to pooling transactions, and other factors.

Dividends to shareholders were $60.4 million, $47.2 million, and $39.0 million in 1996, 1995, and 1994, respectively. Consistent with the company's financial objectives, the company expects to continue paying dividends at a rate of approximately 20% of the previous year's net earnings.

The company's capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percent of total capital was 4.1% at April 30, 1996, compared with 3.4% and 6.9% at April 30, 1995, and 1994, respectively.

One of the company's key financial objectives is achieving an annual return on equity (ROE) of at least 20%. ROE compares net earnings to average shareholders' equity and is a key measure of management's ability to utilize the shareholders' investment in the company effectively. In 1996, ROE was 28.0%, up 3.4 percentage points over the 24.6% in 1995. In 1994, ROE was 24.5% and in each of the preceding six years, ROE exceeded 20%.


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

In the early 1990s the review time by the FDA to clear medical devices for commercial release lengthened and the number of approvals, both of 510(k) submissions and pre-market approval applications (PMAs), decreased. In response to public and congressional concern, the FDA has attempted to address these issues by approving more 510(k) submissions and approving them more quickly. Some progress has also been made in the number of PMAs and PMA-Supplements approved, but review times for leading-edge, innovative products remain long. While the trend is in the right direction, the lengthy approval time remains a significant issue and various legislative solutions to resolve this are currently before the U.S. Congress.

In calendar 1994, the U.S. Health Care Financing Administration (HCFA), which establishes Medicare reimbursement policy and practice, determined that medical devices not cleared for commercial release by the FDA should not be reimbursed by Medicare. This action for a period of time virtually prevented Medicare patients from receiving the more advanced devices used in clinical trials and provided strong incentives for clinical research to move to non-U.S. markets. In calendar 1995, HCFA changed its position by permitting Medicare reimbursement for devices that are next-generation improvements of devices previously cleared for marketing. HCFA also clarified that reimbursement would be allowed for previously cleared devices that are used for new indications. Since most devices in clinical trials fall into one of these two categories, these changes have addressed the concerns created by Medicare's 1994 initiatives.

In keeping with the increased emphasis on cost effectiveness in health care delivery, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. The medical device industry has also been consolidating rapidly, partly in order to offer a broader range of products to large purchasers. As a result, transactions with customers are more significant, more complex and tend to involve more long-term contracts than in the past. This enhanced purchasing power may also increase the pressure on product pricing, although management is unable to estimate the potential impact at this time. Management believes that in this climate it is increasingly important to offer a full line of products in order to better serve the many requirements of multi-hospital purchasers.

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

The company operates in an industry susceptible to significant product liability claims. In recent years, there has been an increased public interest in product liability claims for implanted medical devices, including pacemakers and leads. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class, and the company has experienced an increase in such claims. In June 1996, the company lost a case (Lohr v. Medtronic) before the U.S. Supreme Court to determine whether a device cleared by the FDA for commercial release can later be challenged as unsafe. While this outcome could potentially increase the cost to the company, and other medical device makers, to defend product liability claims, it is not expected to have a material adverse financial impact on the company. In addition, product liability claims may be asserted against the company in the future relative to events not known to management at the present time. Management believes that the company's risk management practices, including insurance coverage, are reasonably adequate to protect against potential product liability losses.

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



/s/ Arthur D. Collins, Jr.
Arthur D. Collins, Jr.
Chief Operating Officer



/s/ Robert L. Ryan
Robert L. Ryan
Senior Vice President and Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Medtronic, Inc.

In our opinion, the accompanying consolidated balance sheet and the related statements of consolidated earnings and consolidated cash flows present fairly, in all material respects, the financial position of Medtronic, Inc., and its subsidiaries at April 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
Price Waterhouse LLP
Minneapolis, Minnesota
May 22, 1996


STATEMENT OF CONSOLIDATED EARNINGS
(in thousands of dollars, except per share data)                            Medtronic, Inc.

Year ended April 30,                                  1996           1995           1994
                                                  -----------    -----------    -----------
NET SALES                                         $ 2,169,114    $ 1,742,392    $ 1,390,922
COSTS AND EXPENSES:
   Cost of products sold                              589,710        540,080        431,668
   Research and development expense                   236,684        191,351        156,314
   Selling, general, and administrative expense       695,550        574,624        470,266
   Interest expense                                     7,960          9,007          8,208
   Interest income                                    (29,193)       (14,775)        (8,373)
   Gain on sale of subsidiary                            --             --          (13,962)
                                                  -----------    -----------    -----------

      TOTAL COSTS AND EXPENSES                      1,500,711      1,300,287      1,044,121
                                                  -----------    -----------    -----------


EARNINGS BEFORE INCOME TAXES                          668,403        442,105        346,801
PROVISION FOR INCOME TAXES                            230,599        148,105        114,444
                                                  -----------    -----------    -----------

      NET EARNINGS                                $   437,804    $   294,000    $   232,357
                                                  ===========    ===========    ===========


WEIGHTED AVERAGE SHARES OUTSTANDING                   233,157        230,480        229,616
EARNINGS PER SHARE                                $      1.88    $      1.28    $      1.01
                                                  ===========    ===========    ===========


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in thousands of dollars)                                                Medtronic, Inc.

April 30,                                                        1996            1995
                                                              -----------    -----------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                  $   110,306    $    98,292
   Short-term investments                                         350,541        225,357
   Accounts receivable, less allowance for doubtful
     accounts of $18,094 and $22,416                              456,770        413,942
   Inventories:
      Finished goods                                              118,948         97,048
      Work in process                                              61,000         59,311
      Raw materials                                                77,400         65,573
                                                              -----------    -----------
         Total Inventories                                        257,348        221,932
   Deferred tax assets                                            120,899         92,563
   Prepaid expenses and other current assets                       47,370         51,823
                                                              -----------    -----------
      TOTAL CURRENT ASSETS                                      1,343,234      1,103,909

PROPERTY, PLANT, AND EQUIPMENT:
   Land and land improvements                                      22,931         17,920
   Buildings and leasehold improvements                           189,228        174,592
   Equipment                                                      559,752        501,134
   Construction in progress                                        61,792         21,830
                                                              -----------    -----------
                                                                  833,703        715,476
   Accumulated depreciation                                      (418,411)      (384,415)
                                                              -----------    -----------
      Net Property, Plant, and Equipment                          415,292        331,061
GOODWILL, net of accumulated amortization
  of $52,589 and $39,990                                          386,046        278,724
OTHER INTANGIBLE ASSETS, net of accumulated
  amortization of $40,738 and $31,482                              85,605         84,622
LONG-TERM INVESTMENTS                                             219,838        108,404
OTHER ASSETS                                                       53,283         40,012
                                                              -----------    -----------
      TOTAL ASSETS                                            $ 2,503,298    $ 1,946,732
                                                              ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term borrowings                                      $    60,524    $    33,474
   Accounts payable--trade                                         53,899         25,369
   Accounts payable--other                                         43,528         54,846
   Accrued compensation                                           116,213        109,990
   Accrued income taxes                                           110,365        119,018
   Other accrued expenses                                         140,519        113,432
                                                              -----------    -----------
      TOTAL CURRENT LIABILITIES                                   525,048        456,129

LONG-TERM DEBT                                                     15,336         14,200
DEFERRED TAX LIABILITIES                                           45,744         35,856
OTHER LONG-TERM LIABILITIES                                       127,865        105,534
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
   Preferred stock--par value $1.00; 2,500,000
   shares authorized, none outstanding
   Common stock--par value
   $.10; 800,000,000 shares authorized,
   234,317,826 and 231,018,850 shares issued
   and outstanding                                                 23,432         23,102
   Retained earnings                                            1,797,220      1,318,043
   Cumulative translation adjustments                              (2,675)        23,848
                                                              -----------    -----------
                                                                1,817,977      1,364,993
   Receivable from Employee Stock Ownership Plan                  (28,672)       (29,980)
                                                              -----------    -----------
      TOTAL SHAREHOLDERS' EQUITY                                1,789,305      1,335,013
                                                              -----------    -----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $ 2,503,298    $ 1,946,732
                                                              ===========    ===========


See accompanying notes to consolidated financial statements

STATEMENT OF CONSOLIDATED CASH FLOWS
(in thousands of dollars)                                                                   Medtronic, Inc.

Year ended April 30,                                                       1996         1995        1994
                                                                        ---------    ---------    ---------
OPERATING ACTIVITIES
   Net earnings                                                         $ 437,804    $ 294,000    $ 232,357
   Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Depreciation and amortization                                    111,776      106,502       78,577
         Gain on sale of subsidiary, net of tax                              --           --         (9,424)
         Deferred income taxes                                            (33,106)         692       (3,150)
         Changes in operating assets and liabilities:
             Increase in accounts receivable                              (45,974)     (48,534)      (8,635)
             Decrease (increase) in inventories                           (30,589)       7,165       (8,087)
             (Increase) decrease in prepaid expenses and other assets      11,956      (37,609)       8,954
             Increase in accounts payable and accrued liabilities          31,479       62,103       18,137
             (Decrease) increase in accrued income taxes                   (5,174)       7,931       37,653
             (Decrease) increase in deferred income                         1,230      (24,775)         400
             (Decrease) increase in postretirement benefit accrual          2,272         (452)       2,156
             Increase in other long-term liabilities                       18,824       20,154        7,918
                                                                        ---------    ---------    ---------
                  NET CASH PROVIDED BY OPERATING ACTIVITIES               500,498      387,177      356,856
INVESTING ACTIVITIES
   Additions to property, plant, and equipment                           (163,767)     (96,862)     (60,799)
   Acquisitions, net of cash acquired                                     (55,958)        --       (189,440)
   Proceeds from sale of subsidiary                                          --           --         21,000
   Sales and maturities of marketable securities                          465,215      158,462       92,985
   Purchases of marketable securities                                    (655,510)    (289,235)    (109,346)
   Other investing activities                                             (19,896)     (12,361)     (12,463)
                                                                        ---------    ---------    ---------
                  NET CASH USED IN INVESTING ACTIVITIES                  (429,916)    (239,996)    (258,063)
FINANCING ACTIVITIES
   (Decrease) increase in short-term borrowings                            14,186      (29,270)     (28,285)
   Payments on long-term debt                                              (4,062)      (8,150)     (16,265)
   Issuance of long-term debt                                                 681        1,265        8,066
   (Decrease) increase in acquisition price payable                          --        (39,130)      45,630
   Dividends to shareholders                                              (60,427)     (47,226)     (38,985)
   Repurchase of common stock                                             (33,574)     (59,079)     (53,423)
   Issuance of common stock                                                24,846       21,874       16,339
                                                                        ---------    ---------    ---------
                  NET CASH USED IN FINANCING ACTIVITIES                   (58,350)    (159,716)     (66,923)
   Effect of exchange rate changes on cash and cash equivalents              (218)       2,107         (144)
                                                                        ---------    ---------    ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                    12,014      (10,428)      31,726
   Cash and cash equivalents at beginning of year                          98,292      108,720       76,994
                                                                        ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                $ 110,306    $  98,292    $ 108,720
                                                                        =========    =========    =========

SUPPLEMENTAL CASH FLOW INFORMATION
   Cash paid during the year for:
      Income taxes                                                      $ 258,703    $ 131,731    $  73,858
      Interest                                                              8,005        9,249        8,346
                                                                        ---------    ---------    ---------

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES
   Issuance of common stock for acquisition of
   subsidiary, net of cash acquired                                     $  73,951    $    --      $  56,177
                                                                        =========    =========    =========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars, except per share data)                 Medtronic, Inc.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Medtronic operates in a single industry segment as the world's leading medical technology company specializing in implantable and invasive therapies. The company does business in more than 120 countries. Primary products include implantable pacemaker systems used for the treatment of bradycardia, implantable tachyarrhythmia management devices, mechanical and tissue heart valves, balloon and guiding catheters used in angioplasty, stents, implantable neurostimulation and drug delivery systems, and perfusion systems including blood oxygenators, centrifugal blood pumps, cannula products, and autotransfusion and blood monitoring systems. The company generally markets its products through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets. The main markets for products are the United States, Western Europe and Japan.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated. Certain prior period amounts have been reclassified to conform to the 1996 presentation.

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS
The company considers temporary cash investments with maturities of three months or less from the date of purchase to be cash equivalents.

REVENUE RECOGNITION
The company recognizes revenue from product sales when the goods are shipped to its customers.

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

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill represents the excess of cost over net assets of businesses acquired, while other intangible assets consist primarily of purchased technology and patents. These assets are being amortized using the straight-line method over their estimated useful lives, of which periods up to 24 years remain.

LONG-LIVED ASSETS
Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. SFAS No. 121 requires that impairment losses be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company adopted SFAS No. 121 in 1996. Such adoption did not have a material effect on the Company's results of operations, cash flows or financial position.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed when incurred.

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


NOTE 2--ACQUISITIONS AND DIVESTITURES

ACQUISITIONS
On November 2, 1995, the company acquired all of the outstanding capital stock of Pudenz-Schulte Medical Corporation (PS Medical) for approximately 1,262,000 shares of the company's common stock. In March 1996, upon the achievement of a specified milestone, the company made an additional payment of approximately 96,000 shares of the company's common stock. In addition, the company may pay additional future payments of the company's common stock contingent upon achieving specified milestones. These contingent payments, if any, will be reflected as acquisition costs when the contingencies are resolved. PS Medical manufactures and distributes cerebrospinal fluid shunts and neurosurgical implants such as catheters, reservoirs and fluid drainage systems.

On November 3, 1995, the company issued approximately 1,246,000 shares of the company's common stock for all of the outstanding common stock of Micro Interventional Systems, Inc. (MIS) a developer of products for the minimally invasive treatment of stroke and other diseases. The merger has been accounted for as a pooling-of-interests, and, accordingly the company's consolidated financial statements for the first two quarters of fiscal year 1996 have been restated to include MIS' results. Prior year activity has not been restated as the impact of the merger in prior years is not considered material, and restatement is therefore not required. Net sales and net results for the individual entities are not presented as the activity is not deemed to be material.

On April 26, 1996, the company acquired the remaining outstanding stock of Synectics Medical AB (Synectics) at a cost of approximately $59.3 million in cash. The company had previously purchased approximately 8% of the outstanding stock of Synectics. Synectics, of Stockholm, Sweden, is the world leader in the development and marketing of computer-supported systems used to diagnose disorders of the urological and digestive systems and sleep apnea.

In March 1994, the company acquired substantially all of the assets and liabilities of DLP, Inc., for approximately $128.3 million in cash. DLP is the market leader in the development, manufacture, and sale of cannula products used in heart surgery.

In April 1994, the company acquired all of the outstanding shares of Electromedics, Inc., for approximately $95.3 million. The purchase price consisted of approximately $39.1 million payable in cash and approximately 1,555,000 shares of the company's common stock valued at $56.2 million. Electromedics designs, manufactures, and markets blood management and blood conservation equipment for use in autotransfusion during major medical procedures.

In April 1994, the company acquired all of the remaining outstanding common stock of Carbon Implants, Inc., a designer and manufacturer of implantable prosthetic heart valves. The total purchase price was approximately $34.6 million in cash.

The acquisitions of PS Medical, Synectics, DLP, Electromedics, and Carbon Implants were accounted for as purchases. Accordingly, the results of operations of the acquired entities have been included in the company's consolidated financial statements since the respective dates of acquisition. Acquired goodwill, patents, trademarks, and other intangible assets associated with these acquisitions are being amortized using the straight-line method over periods ranging from 8 to 25 years.

In 1994, the company made additional payments of $6.5 million to settle substantially all remaining obligations existing at the acquisition date related to the May 1992 acquisition of CardioRhythm. These payments were recorded as additions to the initial price of the acquisition.

DIVESTITURES
In July 1993, the company sold substantially all the assets of its Andover Medical, Inc. subsidiary for $21.0 million, recognizing a pretax gain of $14.0 million. Andover Medical developed, manufactured, and marketed external electrodes used primarily with electrical nerve stimulation and neuromuscular stimulation devices. Exclusive of the gain recognized, this transaction did not have a significant impact on the company's operating results.



NOTE 3--FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents, receivables, and short-term debt approximate their carrying value due to their short maturities. The carrying amounts and estimated fair values of the company's other significant financial instruments were as follows:

April 30,                            1996                 1995
- ---------------------------------------------------------------------------
                             Carrying     Fair     Carrying    Fair
                              Amount      Value     Amount     Value
- ---------------------------------------------------------------------------
ASSETS
Short-term investments       $350,541  $350,541   $225,357   $226,031
Long-term investments         219,838   219,838    108,404    108,404
Net purchased currency
   options                        210       210         --         --
LIABILITIES
Short-term debt                60,524    60,524     33,474     33,474
Long-term debt                 15,336    17,181     14,200     15,427
Forward exchange
   contracts                       --        --     29,293     29,293
- ---------------------------------------------------------------------------

The fair value of certain short-term and long-term investments are based on quoted market prices for those or similar investments. For long-term investments which have no quoted market prices and are accounted for on a cost basis, a reasonable estimate of fair value was made using available market and financial information. The fair value of long-term debt is based on the current rates offered to the company for debt of similar maturities. The estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange. The fair value of foreign currency instruments were estimated based on quoted market prices at April 30, 1996 and 1995.

On May 1, 1994, the company adopted Statement of Financial Accounting Standard
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that all investments in debt securities and investments in equity securities that have readily determinable fair values be classified and accounted for in one of three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are recorded at amortized cost in short-term and long-term investments. Available-for-sale securities are recorded at fair value in short-term or long-term investments with the change in fair value during the period excluded from earnings and recorded net of tax as a component of shareholders' equity. Prior to May 1, 1994, investments were recorded at the lower of cost or market. Adoption of this statement did not materially impact the company's financial position and had no impact on operating results.

At April 30, 1996 and 1995, available-for-sale investments included only equity securities. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities at April 30, 1996 and 1995 were as follow:

                                       Gross      Gross
                                     Unrealized Unrealized
                                       Holding   Holding
                                Cost    Gains     Losses   Fair Value
- ------------------------------------------------------------------------
April 30, 1996                 32,046   87,795    1,524     118,317
April 30, 1995                 19,469   48,233    4,015      63,687
- ------------------------------------------------------------------------


At April 30, 1996 and 1995, the net unrealized gain associated with available-for-sale securities of $55,929 and $28,742 respectively, net of tax of $30,342 and $15,476, was included in retained earnings. Proceeds from the sale of available-for-sale securities during 1996 were $2,829. Net gains included in income in 1996 were $1,014. There were no sales of available-for-sale securities during 1995.

Held-to-maturity investments at April 30, 1996 consisted primarily of U.S. government and corporate debt securities, all of which mature within three years. These securities were carried at amortized cost of $468,141 and have a fair value of $468,141.


FOREIGN CURRENCY INSTRUMENTS

A significant portion of the company's cash flows is derived from sales denominated in foreign currencies. To the extent that the U.S. dollar value of sales denominated in foreign currencies fluctuates as a result of a strengthening or weakening dollar, the company's ability to fund dollar-based strategic initiatives at a consistent level may be impaired. In order to reduce the uncertainty of foreign exchange rate movements on sales denominated in foreign currencies, the company enters into Derivative Financial Instruments in the form of forward exchange and option contracts with major international financial institutions. These forward and option contracts, which typically expire within one year, are designed to hedge anticipated foreign currency transactions. Such transactions, primarily export intercompany sales, occur throughout the year and are probable but not firmly committed.

The company had contracts to exchange foreign currencies, principally the Japanese Yen and German Mark, for U.S. dollars in the following notional amounts:

April 30,                                  1996        1995
- ------------------------------------------------------------------
Forward exchange contracts               $    --    $431,504
- ------------------------------------------------------------------
Put options                               (1,686)         --
Call options                               1,896          --
- ------------------------------------------------------------------
Net purchased currency options           $   210    $     --
- ------------------------------------------------------------------

The company had aggregate foreign currency transaction losses, primarily related to forward contracts, of $20,789, $57,715, and $10,025 in 1996, 1995, and 1994,
respectively. Realized losses on these contracts were offset by the gains on assets, liabilities, and transactions being hedged. Forward contracts and net premium on option contracts in existence at the balance sheet date are recorded at their fair value. Gains and losses on forward and option contracts are recorded in selling, general, and administrative expense.

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

NOTE 4--DEBT

Debt consisted of the following at April 30:

                              Average
Short-Term Debt            Interest Rate    1996        1995
- ----------------------------------------------------------------------
Bank borrowings                 4.5%      $57,880      $30,819
Current portion of
   long-term debt               7.3%        2,644        2,655
- ----------------------------------------------------------------------
Total Short-Term Debt                     $60,524      $33,474
- ----------------------------------------------------------------------

                      Average     Maturity
Long-Term Debt     Interest Rate    Date       1996     1995
- ----------------------------------------------------------------------
Various notes          6.8%       1997-2007  $11,371   $10,207
Capitalized lease
   obligations         9.3%       1997-2009    3,965     3,993
- ----------------------------------------------------------------------
Total Long-Term Debt                         $15,336   $14,200
- ----------------------------------------------------------------------

Short-term borrowings consisted primarily of non-U.S. bank borrowings used for foreign exchange purposes. The company has existing lines of credit of $513 million with various banks, of which $455 million was unused at April 30, 1996. Maturities of long-term debt for the next five years are as follows: 1997, $2,644; 1998, $6,700; 1999, $2,469; 2000, $1,869; 2001, $484; thereafter,
$3,814.

NOTE 5--SHAREHOLDERS' EQUITY

Changes in shareholders' equity accounts were as follows:

                                                 Cumulative   Receivable
                           Common    Retained    Translation     from
                            Stock    Earnings    Adjustments     ESOP
- --------------------------------------------------------------------------
BALANCE, APRIL 30, 1993  $5,782    $   870,303    $ (1,057)    $(33,550)
Net earnings                           232,357
Dividends paid                         (38,985)
Issuance of common stock
  under employee benefit
  and incentive plans        39         16,300
Issuance of common stock in
  acquisition of subsidiary  78         56,099
Repurchase of common stock  (86)       (53,337)
Income tax benefit from
  restricted stock and
  nonstatutory stock options             6,944
Translation adjustments                             (8,645)
Repayment from ESOP                                               1,250
- --------------------------------------------------------------------------
BALANCE, APRIL 30, 1994   $5,813    $1,089,681     $(9,702)    $(32,300)
Net earnings                           294,000
Dividends paid                         (47,226)
Two-for-one stock split    5,745        (5,745)
Issuance of common stock
  under employee benefit
  and incentive plans        70         21,804
Repurchase of common stock  (77)       (59,002)
Unrealized gain on investments,         28,742
  net of tax
Income tax benefit from
  restricted stock and
  nonstatutory stock options             7,340
Translation adjustments                             33,550
Repayment from ESOP                                               2,320
- --------------------------------------------------------------------------
BALANCE, APRIL 30, 1995 $11,551     $1,329,594     $23,848     $(29,980)
   as previously reported
- --------------------------------------------------------------------------
                                                 Cumulative   Receivable
                           Common    Retained    Translation     from
                            Stock    Earnings    Adjustments     ESOP
- --------------------------------------------------------------------------
Adjustment for pooling of
interests                               (3,757)
- --------------------------------------------------------------------------
Balance, April 30, 1995 $11,551     $1,325,837     $23,848     $(29,980)
Net earnings                           437,804
Dividends paid                         (60,427)
Two-for-one stock split  11,560        (11,560)
Issuance of common stock
  under employee benefit
  and incentive plans       126         24,720
Issuance of common stock in
  acquisition of
  subsidiaries              261         80,666
Repurchase of common stock  (66)       (33,508)
Unrealized gain on investments,
  net of tax                            27,187
Income tax benefit from restricted
  stock and nonstatutory
  stock options                          6,501
Translation adjustments                             (26,523)
Repayment from ESOP                                               1,308
- --------------------------------------------------------------------------
Balance, April 30, 1996 $23,432     $1,797,220      $(2,675)   $(28,672)
- --------------------------------------------------------------------------

At April 30, 1996, Board of Directors' authorization existed to repurchase approximately 14.1 million shares of the company's common stock.

On August 30, 1995, the Board of Directors approved a two-for-one common stock split, paid September 29, 1995 in the form of a 100 percent stock dividend to shareholders of record at the close of business on September 14, 1995. The stock split resulted in the issuance of 115,601 thousand additional shares and the reclass of $11,560 from retained earnings to common stock, representing the par value of the shares issued. On August 31, 1994, the Board of Directors approved a two-for-one common stock split, paid September 30, 1994 in the form of a 100 percent stock dividend to shareholders of record at the close of business on September 15, 1994. The stock split resulted in the issuance of 57,452 thousand additional shares and the reclass of $5,745 from retained earnings to common stock, representing the par value of the share issued. All references in the financial statements to per share information, number of shares, except shares authorized, and related share prices have been restated to reflect these stock splits.

A shareholder rights plan exists which provides for a dividend distribution of one right to be attached to each share of common stock. The rights are currently not exercisable or transferable apart from the common stock. The basic right entitles the holder to purchase one eight-hundredth of a share of a new series of participating preferred stock, which is substantially equivalent to one share of common stock, at an exercise price of $75 per share. These rights would become exercisable if a person or group acquires 15% or more of the company's common stock or announces a tender offer which would increase the person's or group's beneficial ownership to 15% or more of the company's common stock, subject to certain exceptions. After the rights become exercisable, each right entitles the holder, (other than the 15% holder) instead, to purchase common stock having a market price of two times the exercise price. If the company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right. In certain events the Board of Directors may exchange rights for common stock or equivalent securities having a market price equal to the exercise price of the rights. Each right is redeemable at $.00125 any time before a person or group triggers the 15% ownership threshold. The rights expire on July 10, 2001.

NOTE 6--EMPLOYEE STOCK OWNERSHIP PLAN

The company has an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. In December 1989, the ESOP borrowed $40,000 from the company and used the proceeds to purchase 4,733,232 shares of the company's common stock. The company makes annual contributions to the plan which are used, in part, by the ESOP to make loan and interest payments. Expenses related to the ESOP are based on debt service requirements less any dividends received by the ESOP on the company's common stock. This amount is further adjusted by any additional company contribution necessary to meet an annual targeted benefit level. Compensation and interest expense recognized were as follows:

Year ended April 30,              1996       1995      1994
- ------------------------------------------------------------------
Interest expense                $2,698      $2,907    $3,020
Dividends paid                   1,310         992       811
- ------------------------------------------------------------------
Net interest expense             1,388       1,915     2,209
Compensation expense             1,316       2,327     3,588
- ------------------------------------------------------------------
Total expense                   $2,704      $4,242    $5,797
- ------------------------------------------------------------------

Shares of common stock acquired by the plan are allocated to each employee in amounts based on company performance and the employee's annual compensation. At April 30, 1996 and 1995, allocated shares were 1,910,422 and 1,405,084, respectively, shares committed-to-be released were 234,473 and 305,420, respectively, and unallocated shares were 3,128,693 and 3,434,113, respectively. Unallocated shares are released based on the ratio of current debt service to total remaining principle and interest. The loan from the company to the ESOP is repayable over 20 years, ending on April 30, 2010. Interest is payable annually at a rate of 9.0%. The receivable from the ESOP is recorded as a reduction of the company's shareholders' equity and allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of earnings per share.


NOTE 7--STOCK PURCHASE AND AWARD PLANS

1994 STOCK AWARD PLAN EFFECTIVE
April 29, 1994, the Board of Directors and shareholders approved the 1994 stock award plan which replaced the stock option, stock award, and non-employee director restricted stock plans. The 1994 stock award plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, performance shares, restricted stock in lieu of the annual retainer to non-employee directors, and other stock-based awards. There were 8,946,791 shares available under this plan for future grants at April 30, 1996.

Under the provisions of the 1994 stock award plan, nonqualified stock options and other stock awards are granted to officers and key employees at prices not less than fair market value at the date of grant. In addition, awards granted under the previous nonqualified stock option and stock award plans as well as stock options assumed as a result of acquisition transactions remain outstanding though no additional awards will be made under these plans.

A summary of nonqualified option transactions is as follows:

                   Option Price
                     Range Per       Number of    Expiration
                       Share          Shares         Date
- ----------------------------------------------------------------------
Outstanding at
  May 1, 1994    $ 1.67 - 24.50    6,371,660     1995 - 2004
Granted           18.94 - 35.00      959,350     2000 - 2005
Exercised          1.67 - 26.50      736,842     1995 - 2005
Cancelled          7.53 - 26.50       83,884     2000 - 2005
- ----------------------------------------------------------------------
Outstanding at
  April 30, 1995 $ 2.67 - 35.00    6,510,284      1996 -2005
Granted           36.69 - 59.25      708,216     2001 - 2006
Exercised          2.67 - 26.50      621,671     1996 - 2006
Cancelled          7.53 - 54.13       66,459     2001 - 2006
- ----------------------------------------------------------------------
                   Option Price
                     Range Per       Number of    Expiration
                       Share          Shares         Date
- ----------------------------------------------------------------------
Outstanding at
  April 30, 1996 $ 4.88 - 59.25    6,530,370     1997 - 2006
Exercisable at
  April 30, 1995   2.67 - 26.50    3,684,158     1996 - 2005
- ----------------------------------------------------------------------
  April 30, 1996   4.88 - 54.13    4,185,351     1997 - 2006
- ----------------------------------------------------------------------

In addition, stock options outstanding and exercisable at April 30, 1996 as a result of a 1996 acquisition transaction were 44,010 and 6,825, respectively. These options have a price range per share of $0.55 - 2.71 and $0.55 - 1.55, respectively, and expire 1997-2005. No additional awards will be made under this plan.

Nonqualified options are normally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25 percent of the shares under option. However, certain nonqualified options granted in foreign locations are exercisable immediately due to local tax law requirements.

Restricted stock and performance share awards are dependent upon continued employment and, in the case of performance shares, achievement of certain performance objectives. In 1996, 109,495 restricted shares were issued and 73,040 shares of common stock were issued pursuant to previous performance share grants. At April 30, 1996, total restricted shares outstanding under both the 1994 stock award plan and the previous restricted stock and performance share award plans were 1,020,363. Performance share awards for up to 468,152 shares, assuming maximum performance payout, were outstanding under the two plans at April 30, 1996. The actual number of performance shares awarded may vary depending on the degree to which the performance objectives are met. The cost of the restricted stock is generally expensed over five years from the date of issuance ($4,375 in 1996, $3,797 in 1995, and $4,205 in 1994). The estimated cost of the performance shares is expensed over three years from the date of grant ($10,313 in 1996, $8,840 in 1995, and $3,131 in 1994).

STOCK PURCHASE PLAN
The stock purchase plan enables employees to contribute up to 10% of their wages toward purchase of the company's common stock at 85% of the market value. Employees purchased 761,682 shares at $22.10 per share in 1996. As of April 30, 1996, plan participants have had approximately $11,276 withheld to purchase shares at a price of $50.89 per share, or 85% of the market value of the company's common stock at October 31, 1996, whichever is less.

Common stock to be issued under all outstanding grants pursuant to the 1994 stock award plan, the stock purchase plan, and the previous individual stock option and award plans does not have a material dilutive effect on reported earnings per share.

Statement of Financial Accounting Standard (SFAS) No. 123 "Accounting for Stock-Based Compensation" requires companies to measure employee stock compensation plans based on the fair value method of accounting. However, the statement allows the alternative of continued use of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" with pro forma disclosure of net income and earnings per share determined as if the fair value method had been applied in measuring compensation cost. The Company is required to adopt SFAS No. 123 in fiscal 1997 and expects to elect the continued use of APB No. 25.

NOTE 8--INCOME TAXES
The company provides for income taxes in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes were:

Year ended April 30,             1996       1995      1994
- -------------------------------------------------------------------------------
United States                 $532,297    $356,758   $279,220
Non-U.S.                       136,106      85,347     67,581
- -------------------------------------------------------------------------------
Earnings before income taxes  $668,403    $442,105   $346,801
- -------------------------------------------------------------------------------

The provision for income taxes consisted of:

Year ended April 30,             1996       1995       1994
- -------------------------------------------------------------------------------
Taxes currently payable:
   U.S. federal               $154,941   $  80,023   $ 64,840
   U.S. state and other         35,696      22,297     21,268
   Non-U.S.                     62,658      45,717     29,859
- -------------------------------------------------------------------------------
     Total currently payable   253,295     148,037    115,967
Deferred tax (benefit) expense:
   U.S. federal                (34,232)     (1,955)    (7,049)
   U.S. state and other         (2,526)      2,755     (2,459)
   Non-U.S.                      3,495      (9,925)     1,539
- -------------------------------------------------------------------------------
     Net deferred tax benefit  (33,263)     (9,125)    (7,969)
Tax expense credited directly to
   shareholders' equity         10,567       9,193      6,446
- -------------------------------------------------------------------------------
Total provision               $230,599   $ 148,105   $114,444
- -------------------------------------------------------------------------------

Deferred tax assets (liabilities) were comprised of the following:

April 30,                                                 1996      1995
- -------------------------------------------------------------------------------
Deferred tax assets:
   Inventory (Intercompany profit in inventory
     and excess of tax over book valuation)            $ 98,753      $69,836
   Accrued liabilities                                   35,071       37,526
   Other                                                 13,437        7,528
- -------------------------------------------------------------------------------
     Total deferred tax assets                          147,261      114,890
- -------------------------------------------------------------------------------
Deferred tax liabilities:
   Intangible assets                                     (6,835)     (17,264)
   Undistributed earnings of subsidiaries               (14,645)     (11,787)
   Accumulated depreciation                             (13,198)     (13,301)
   Unrealized gain on investments                       (30,342)     (15,476)
   Other                                                 (7,086)        (355)
- -------------------------------------------------------------------------------

     Total deferred tax liabilities                     (72,106)     (58,183)
- -------------------------------------------------------------------------------

Net deferred tax assets                                $ 75,155     $ 56,707
- -------------------------------------------------------------------------------


The company's effective income tax rate varied from the U.S. federal statutory tax rate as follows:

Year ended April 30,               1996       1995       1994
- -------------------------------------------------------------------------------
U.S. federal statutory tax rate   35.0%       35.0%     35.0%
Increase (decrease) in tax rate
   resulting from:
   U.S. state taxes, net of federal
     tax benefit                   2.3         2.2       2.5
   Tax benefits from operations in
     Puerto Rico                  (3.4)       (4.2)     (8.2)
   Non-U.S. taxes                  1.6         1.5       1.7
   Other, net                     (1.0)       (1.0)      2.0
- -------------------------------------------------------------------------------

Effective tax rate                34.5%       33.5%     33.0%
- -------------------------------------------------------------------------------


Taxes are not provided on undistributed earnings of non-U.S. subsidiaries because such earnings are either permanently reinvested or do not exceed available foreign tax credits. Current U.S. tax regulations provide that earnings of the company's manufacturing subsidiaries in Puerto Rico may be repatriated tax free; however, the Commonwealth of Puerto Rico will assess a tax of up to 10% in the event of repatriation of earnings prior to liquidation. The company has provided for the anticipated tax attributable to earnings intended for dividend repatriation. At April 30, 1996, earnings permanently reinvested in subsidiaries outside the United States were $138,457. It is not practical to estimate the amount of taxes that might be payable on these foreign earnings.

At April 30, 1996, approximately $12,564 of non-U.S. tax losses were available for carryforward. These carryforwards are subject to valuation allowances and generally expire within a period of one to five years.

NOTE 9--RETIREMENT BENEFIT PLANS
The company has various retirement benefit plans covering substantially all U.S. employees and many employees outside the United States. The cost of these plans was $36,598 in 1996, $28,483 in 1995, and $20,208 in 1994.

DEFINED BENEFIT PLAN (UNITED STATES)
In the United States, the company maintains a qualified pension plan designed to provide guaranteed minimum retirement benefits to substantially all U.S. employees. Plan benefits are calculated using a combination of years of service, final average earnings, primary social security benefits, and age. It is the company's policy to fund retirement costs within the limits of allowable tax deductions. Contributions to the plan were $11,925, $13,784, and $5,075 in 1996, 1995, and 1994, respectively. Plan assets consist of a diversified portfolio of fixed-income investments, equity securities, and cash equivalents. Plan assets include investments in the company's common stock of $17,000 and $11,900 at April 30, 1996 and 1995, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars, except per share data)                 Medtronic, Inc.
- --------------------------------------------------------------------------------

Net pension cost for the U.S. plan included the following components:
Year ended April 30,                      1996       1995      1994
- --------------------------------------------------------------------------------
Service cost--benefits earned during
   the year                            $  6,653    $  6,391    $  5,795
Interest cost on projected benefit
   obligation                             6,516       5,680       5,222
Return on assets                        (21,061)     (9,775)     (7,218)
Net amortization and deferral            11,459       2,155         819
- --------------------------------------------------------------------------------
Net pension cost                       $  3,567    $  4,451    $  4,618
- --------------------------------------------------------------------------------

The funded status of the U.S. plan was as follows:

April 30,                                    1996       1995
- --------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
   Vested benefits                        $(65,725)  $(49,913)
   Nonvested benefits                       (8,245)    (6,673)
- --------------------------------------------------------------------------------
Accumulated benefit obligation             (73,970)   (56,586)
Excess of projected benefit obligation
   over accumulated benefit obligation     (31,560)   (25,852)
- --------------------------------------------------------------------------------
Projected benefit obligation              (105,530)   (82,438)
Plan assets at fair value                  126,913     95,468
- --------------------------------------------------------------------------------
Plan assets in excess of
   projected benefit obligation             21,383     13,030
Unrecognized May 1, 1986, net asset           (432)    (1,632)
Unrecognized net actuarial loss              4,309      5,593
Unrecognized prior service cost               (476)      (564)
- --------------------------------------------------------------------------------
Net prepaid pension cost                  $ 24,784   $ 16,427
- --------------------------------------------------------------------------------

The actuarial assumptions were as follows:

Year ended April, 30                   1996     1995    1994
- --------------------------------------------------------------------------------
Discount rate                           7.5%     8.0%    7.5%
Expected long-term return on assets     9.0%     9.0%    9.0%
Average increase in compensation        5.0%     5.0%    5.5%
- --------------------------------------------------------------------------------

In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable wages are provided to certain employees under non-qualified plans. The net periodic cost and accrued liability associated with these non-qualified plans were not material. However, the Omnibus Budget Reconciliation Act of 1993 significantly reduced the qualified wage limit which resulted in an increase in benefits under non-qualified plans. The net periodic cost of non-qualified pension plans was $1,427 in 1996. The unfunded accrued pension cost totaled $5,141 at April 30, 1996.

DEFINED BENEFIT PLANS (NON-U.S.)
Retirement coverage for non-U.S. employees of the company is provided, to the extent deemed appropriate, through separate plans. Funding policies are based on local statutes. Retirement benefits are based on years of service, final average earnings, and social security benefits.

Net pension cost for the non-U.S. plans included the following components:

Year ended April 30,                     1996       1995      1994
- --------------------------------------------------------------------------------
Service cost--benefits earned during
   the year                            $ 5,096    $ 2,032    $ 1,374
Interest cost on projected benefit       1,357        666        268
   obligation
Return on assets                           (36)       (27)       (26)
Net amortization and deferral              374        135         49
- --------------------------------------------------------------------------------
Net pension cost                        $6,791    $ 2,806     $1,665
- --------------------------------------------------------------------------------

In certain countries, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently, the company has pension plans which are underfunded. The following table sets forth the funded status of the non-U.S. plans:

April 30,                                   1996      1995
- --------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
   Vested benefits                       $(11,034)  $(10,176)
   Nonvested benefits                        (657)      (642)
- --------------------------------------------------------------------------------
Accumulated benefit obligation            (11,691)   (10,818)
Excess of projected benefit obligation
   over accumulated benefit obligation    (20,317)   (13,943)
- --------------------------------------------------------------------------------
Projected benefit obligation              (32,008)   (24,761)
Plan assets at fair value                     608        579
- --------------------------------------------------------------------------------
Projected benefit obligation in excess of
   plan assets                            (31,400)   (24,182)
Unrecognized May 1, 1994, net obligation   10,148     11,647
Unrecognized net actuarial loss             7,955      1,386
- --------------------------------------------------------------------------------
Net accrued pension liability            $(13,297) $ (11,149)
- --------------------------------------------------------------------------------

The range of assumptions for the non-U.S. plans, reflecting the different economic environments within the various countries, was as follows:

Year ended April, 30                 1996        1995       1994
- --------------------------------------------------------------------------------
Discount rate                      6.25%-8.5%   6.5%-8.5%  6.5%-8.5%
Expected long-term return on assets   8.5%        8.5%        8.5%
Average increase in compensation    3.0%-6.0%   3.0%-4.5%     4.5%
- --------------------------------------------------------------------------------

DEFINED CONTRIBUTION PLANS
The company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The purpose of these plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and company performance. Expense under the plans was $17,786 in 1996, $15,452 in 1995, and $10,402 in 1994.

RETIREE HEALTH CARE BENEFITS
U.S. and Non-U.S. employees of the company are currently eligible to receive specified company-paid health care and life insurance benefits during retirement based on their age and years of service. The health care benefits include cost-sharing features based on years of service and retirement age. The life insurance plans require minimum retiree contributions.

The company adopted Statement of Financial Accounting Standard (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for U.S. plans in 1993 and for Non-U.S. plans in 1996, resulting in a one-time transition obligation expense in 1996 of $1,237. SFAS No. 106 requires the company to recognize expense as employees earn postretirement benefits, rather than on the cash basis.

The net postretirement benefit cost of U.S. and Non-U.S. plans included the following components:

                                                                 Non-U.S.
                                            U.S. Plans            Plans
Year ended April 30,                  1996     1995     1994       1996
- --------------------------------------------------------------------------------
Service cost--benefits earned
  during the year                  $ 1,585    $ 1,446    $ 1,049   $   106
Interest cost on accumulated
  benefit obligation                 1,915      1,425      1,440        99
Return on assets                      (737)      (255)      --        --
Net amortization and deferral          497        299       (243)    1,237
- --------------------------------------------------------------------------------
Postretirement benefit cost         $3,260     $2,915     $2,246    $1,442
- --------------------------------------------------------------------------------

The company's policy has been to fund the cost of postretirement benefits as they are paid. In 1995, the company also began funding a trust within the limits of allowable tax deductions for the cost of these benefits. The funded status of the U.S. and Non-U.S. plans was as follows:

                                                      Non-U.S.
                                  U.S. Plans            Plans
Year ended April 30,            1996       1995         1996
- --------------------------------------------------------------------------------
Actuarial present value of postretirement benefit obligation:
     Retirees                $(6,262)   $(6,251)     $  (88)
     Other fully eligible
       participants           (4,938)    (4,341)       (157)
     Other active
       participants          (17,751)   (14,179)     (1,327)
- --------------------------------------------------------------------------------
                             (28,951)   (24,771)     (1,572)
Plan assets at fair value      5,926      2,925          --
Unrecognized net loss          3,669      3,320         130
- --------------------------------------------------------------------------------
Net accrued postretirement
  benefit liability         $(19,356)  $(18,526)    $(1,442)
- --------------------------------------------------------------------------------

The actuarial assumptions were as follows:
                                U.S. Plans            Non-U.S.
                                                        Plans
Year ended April 30,      1996     1995   1994          1996
- --------------------------------------------------------------------------------
Discount rate                 7.5%    8.0%    7.5%         7.5%
Expected long-term return
  on assets                   9.0%    9.0%     --           --
Health care cost trend rate  10.0%   10.0%   12.0%          10%
- --------------------------------------------------------------------------------

The health care cost trend rate is assumed to decrease gradually to 6% by 2003. Based on current estimates, increasing the health care cost trend rate by one percentage point each year would increase the accumulated postretirement benefit obligation for U.S. and Non-U.S. plans by $2,828 and $244, respectively, and the annual postretirement benefit cost by $437 and $36, respectively.


NOTE 10--LEASES
The company leases offices, manufacturing and research facilities, and warehouses, as well as transportation, data processing, and other equipment, under capital and operating leases. A substantial number of these leases contain options that allow the company to renew at the then fair rental value.

Future minimum payments under capitalized leases and noncancelable operating leases at April 30, 1996, were:

                                        Capitalized   Operating
                                          Leases       Leases
- --------------------------------------------------------------------------------
1997                                     $   859     $ 24,941
1998                                         896       18,615
1999                                         705       12,760
2000                                         571        9,674
2001                                         458        8,402
2002 and thereafter                        3,086        8,491
- --------------------------------------------------------------------------------

Total minimum lease payments               6,575     $ 82,883
- --------------------------------------------------------------------------------
Less amounts representing interest         2,101
- --------------------------------------------------
Present value of net minimum lease
   payments                              $ 4,474
- --------------------------------------------------

Rent expense for all operating leases was $24,089 in 1996, $22,366 in 1995 and $18,510 in 1994.

NOTE 11--COMMITMENTS AND CONTINGENCIES
The company is involved in litigation and disputes which are normal to its business. Management believes losses that might eventually be sustained from such litigation and disputes would not be material to future years. Further, product liability claims may be asserted in the future relative to events not known to management at the present time. Management believes that the company's risk management practices, including insurance coverage, are reasonably adequate to protect against potential product liability losses.

The Medtronic Foundation, funded entirely by the company, was established to maintain good corporate citizenship in its communities. In 1993, the company made a commitment to contribute $12,000 over an approximate five-year period ending September 30, 1997. At April 30, 1996, the remaining balance of this commitment was $3,537. Commitments to the Medtronic Foundation are expensed when authorized and approved by the company's Board of Directors.

NOTE 12--QUARTERLY FINANCIAL DATA (UNAUDITED, IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)

                    First  Second     Third   Fourth   Fiscal
                   Quarter Quarter   Quarter  Quarter   Year

- --------------------------------------------------------------------------------
Net Sales

   1996            $524.4  $519.4    $529.2   $596.1  $2,169.1
   1995             403.8   408.2     413.7    516.7   1,742.4
Gross Profit

   1996             373.6   373.6     386.0    446.2   1,579.4
   1995             277.4   280.4     284.5    360.0   1,202.3
Net Earnings

   1996              99.2   104.2     109.0    125.4     437.8
   1995              65.1    69.7      71.4     87.8     294.0
Earnings per Share:

   1996               .43     .45       .47      .54      1.88
   1995               .28     .30       .31      .38      1.28
- --------------------------------------------------------------------------------

Quarterly and annual earnings per share are calculated independently based on the weighted average number of shares outstanding during the period. The first two quarters of fiscal year 1996 have been restated to reflect the November 1995 acquisition of Micro Interventional Systems, Inc. which was accounted for as a pooling of interests. Prior years activity has not been restated as the impact of the business combination in prior years is not considered material and restatement is therefore not required.

NOTE 13--SEGMENT REPORTING

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

GEOGRAPHIC AREA INFORMATION

                          United                    Asia    Other       Elimi-     Consoli-
                          States       Europe     Pacific   Americas   nations      dated
- ---------------------------------------------------------------------------------------------
1996

Sales to unaffiliated
   customers            $ 1,237,989    $617,554   $257,018   $56,553   $   --    $2,169,114
Intergeographic
   sales                    148,515      87,187       --       5,061   (240,763)         --
- ---------------------------------------------------------------------------------------------
   Total sales            1,386,504     704,741    257,018    61,614   (240,763)    2,169,114
- ---------------------------------------------------------------------------------------------
Operating profit            415,684     158,984    108,806     8,223                  691,697
Nonoperating
   expense                                                                            (23,294)
- ---------------------------------------------------------------------------------------------
Earnings before
   income taxes                                                                       668,403
- ---------------------------------------------------------------------------------------------

Identifiable assets       1,428,836     367,386    179,595    35,785   (161,047)    1,850,555
Corporate assets                                                                      652,743
- ---------------------------------------------------------------------------------------------
   Total assets                                                                   $ 2,503,298
- ---------------------------------------------------------------------------------------------


                          United                    Asia    Other       Elimi-     Consoli-
                          States       Europe     Pacific   Americas   nations      dated
- ----------------------------------------------------------------------------------------------
1995

Sales to unaffiliated
   customers            $   976,589    $505,914   $212,725   $47,164   $    --      $1,742,392
Intergeographic
   sales                    132,105      52,002       --       3,020    (187,127)         --
- ----------------------------------------------------------------------------------------------
   Total sales            1,108,694     557,916    212,725    50,184    (187,127)    1,742,392
- ----------------------------------------------------------------------------------------------
Operating profit            287,824     106,243     91,046     4,746        --         489,859
Nonoperating
   expense                                                                             (47,754)
- ----------------------------------------------------------------------------------------------
Earnings before
   income taxes                                                                        442,105
- ----------------------------------------------------------------------------------------------
Identifiable assets       1,206,912     308,579    149,394    30,515    (123,220)    1,572,180
Corporate assets                                                                       374,552
- ----------------------------------------------------------------------------------------------
   Total assets                                                                    $ 1,946,732
- ----------------------------------------------------------------------------------------------
                                                                                          1994
Sales to unaffiliated
   customers            $   880,391    $386,009   $161,279   $43,243   $    --      $1,390,922
Intergeographic
   sales                    163,905      18,710       --         309    (182,924)         --
- ----------------------------------------------------------------------------------------------
   Total sales              964,296     404,719    161,279    43,552    (182,924)    1,390,922
- ----------------------------------------------------------------------------------------------
Operating profit            244,638      53,512     63,389     4,177        --         365,716
Nonoperating
   expense                                                                             (18,915)
- ----------------------------------------------------------------------------------------------
Earnings before
   income taxes                                                                        346,801
- ----------------------------------------------------------------------------------------------
Identifiable assets       1,103,222     276,047    103,247    25,604     (94,858)    1,413,262
Corporate assets                                                                       209,990
- ----------------------------------------------------------------------------------------------
   Total assets                                                                    $ 1,623,252
- ----------------------------------------------------------------------------------------------


Nonoperating expenses consist principally of non-allocable corporate general and administrative expenses. Intergeographic sales and the intergeographic profit remaining in ending inventories are the principal items reflected as eliminations.

NOTE 14--SUBSEQUENT EVENTS
On March 25, 1996, Medtronic, Inc. and InStent Inc. announced the signing of a definitive merger agreement. The agreement calls for each share of InStent common stock to be converted into 0.3833 share of Medtronic common stock. InStent has approximately 10.9 million shares outstanding on a fully diluted basis. The transaction closed in the first quarter of fiscal year 1997 and will be accounted for as a pooling of interests. InStent designs, develops, manufactures and markets a variety of self-expanding and balloon-expandable stents used in a broad range of medical indications.

On May 3, 1996, the company acquired all of the outstanding common stock of AneuRx, Inc. for approximately 1,154,000 shares of the company's common stock. The acquisition will be accounted for as a pooling of interests transaction. AneuRx is a developer of an endovascular stented graft and delivery system used in minimally invasive aneurysm repair therapy.

Unaudited pro forma information related to these acquisitions is not included as the impact of these acquisitions is not deemed to be material.


SELECTED FINANCIAL DATA

(in millions of dollars, except per share data

                                                   1996          1995            1994          1993          1992            1991
- ---------------------------------------------------------------------------------------------------------------------------------
Operating Results for the Year:
Net sales                                      $  2,169.1     $  1,742.4     $  1,390.9    $  1,328.2    $  1,176.9    $  1,021.4
Cost of products sold                               589.7          540.1          431.7         420.1         381.8         331.7
Research and development expense                    236.7          191.4          156.3         133.0         109.2          89.5
Selling, general, and administrative
   expense                                          695.5          574.6          456.3*        460.0*        439.9         399.9*
Interest expense                                      8.0            9.0            8.2          10.4          13.4          13.8
Interest income                                     (29.2)         (14.8)          (8.4)         (8.8)        (10.3)         (9.7)


Earnings from continuing operations

   before income taxes                              668.4          442.1          346.8         313.5         242.9         196.2
Provision for income taxes                          230.6          148.1          114.4         101.9          81.4          62.9


Earnings from continuing operations                 437.8          294.0          232.4         211.6         161.5         133.4
Discontinued operations and cumulative
   effect of accounting changes (net) --                            --             --           (14.4)         --            --


Net earnings                                   $    437.8     $    294.0     $    232.4    $    197.2    $    161.5    $    133.4


Net earnings as a percent of net sales               20.2%          16.9%          16.7%         14.8%         13.7%         13.1%
Net earnings as a percent of average
   shareholders' equity                              28.0%          24.6%          24.5%         24.1%         21.8%         21.4%


Per share of common stock:
   Earnings from continuing operations
       before cumulative effects of
       accounting changes                      $     1.88     $     1.28     $     1.01    $      .89    $      .68    $      .56
   Net earnings                                      1.88           1.28           1.01           .83           .68           .56
   Cash dividends declared                            .26            .21            .17           .14           .12           .10


Gross margin percentage                              72.8%          69.0%          69.0%         68.4%         67.6%         67.5%

Financial Position at April 30:

Working capital                                $    818.2     $    647.8     $    406.4    $    426.6    $    387.3    $    320.1
Current ratio                                       2.6:1          2.4:1          1.9:1         2.2:1         2.3:1         2.1:1
Property, plant, and equipment, net                 415.3          331.1          301.8         282.8         256.8         217.2
Total assets                                      2,503.3        1,946.7        1,623.3       1,292.5       1,163.5       1,024.1
Long-term debt                                       15.3           14.2           20.2          10.9           8.6           7.9
Long-term debt as a percent of
   shareholders' equity                               0.9%           1.1%           1.9%          1.3%          1.1%          1.2%
Shareholders' equity                              1,789.3        1,335.0        1,053.5         841.5         796.5         683.2
Shareholders' equity
   per common share                                  7.64           5.78           4.53          3.64          3.35          2.87
Additional Information:
Expenditures for property, plant, and
   equipment                                   $    170.2     $    104.0     $     86.0    $     87.4    $     83.2    $     73.7
Full-time employees at year-end                    10,526          8,896          8,709         8,334         8,314         7,560
Full-time equivalent employees
   at year-end                                     12,350         10,313          9,856         9,247         9,392         8,470




(WIDE TABLE CONTINUED FROM ABOVE)

                                                                                                    Medtronic, Inc.
                                                  1990           1989          1988          1987            1986
- -------------------------------------------------------------------------------------------------------------------
Operating Results for the Year:
Net sales                                     $    865.9    $    765.8    $    669.9    $    515.4    $    411.5
Cost of products sold                              281.7         248.5         217.4         176.9         154.5
Research and development expense                    81.5          67.7          55.1          43.6          40.1
Selling, general, and administrative
   expense                                         331.3*        291.9*        267.2         187.7         132.6*
Interest expense                                    10.1           8.4           5.9           4.3           4.4
Interest income                                     (6.2)         (5.6)         (7.1)         (7.2)        (12.5)


Earnings from continuing operations
   before income taxes                             167.5         155.0         131.4         110.2          92.3
Provision for income taxes                          54.6          54.7          44.8          34.8          24.3


Earnings from continuing operations                112.9         100.3          86.6          75.3          68.0
Discontinued operations and cumulative
   effect of accounting changes (net) --            --            --            --            --           (14.0)


Net earnings                                  $    112.9    $    100.3    $     86.6    $     75.3    $     54.0


Net earnings as a percent of net sales              13.0%         13.1%         12.9%         14.6%         13.1%
Net earnings as a percent of average
   shareholders' equity                             21.3%         22.2%         21.2%         19.8%         15.5%


Per share of common stock:
   Earnings from continuing operations
       before cumulative effects of
       accounting changes                     $      .48    $      .43    $      .37    $      .31    $      .27
   Net earnings                                      .48           .43           .37           .31           .22
   Cash dividends declared                           .09           .07           .06           .05           .05


Gross margin percentage                             67.5%         67.6%         67.5%         65.7%         62.4%

Financial Position at April 30:

Working capital                               $    240.4    $    206.1    $    244.6    $    250.2    $    227.8
Current ratio                                      1.9:1         1.9:1         2.3:1         3.0:1         2.7:1
Property, plant, and equipment, net                183.6         157.2         134.6         121.1         113.7
Total assets                                       885.3         783.0         661.3         580.0         540.9
Long-term debt                                       8.0           8.2          11.1           7.6          13.8
Long-term debt as a percent of
   shareholders' equity                              1.4%          1.7%          2.7%          1.9%          3.8%
Shareholders' equity                               565.2         492.7         412.0         403.1         358.9
Shareholders' equity
   per common share                                 2.40          2.12          1.72          1.61          1.42
Additional Information:
Expenditures for property, plant, and
   equipment                                  $     59.3    $     57.4    $     39.1    $     28.5    $     17.6
Full-time employees at year-end                    7,030         6,529         5,939         5,156         4,964
Full-time equivalent employees
   at year-end                                     7,717         7,152         6,471         5,587         5,329



*Certain costs and income separately disclosed on the statement of consolidated earnings are included in selling, general, and administrative expense.

MEDTRONIC LEADERSHIP

EXECUTIVE COMMITTEE

William W. George
President and Chief Executive Officer
(Chairman-elect, August 1996)

Glen D. Nelson, M.D.
Vice Chairman

Arthur D. Collins, Jr.
Chief Operating Officer
(President-elect, August 1996)

Bobby I. Griffin
Executive Vice President and
President, Pacing

Bill K. Erickson
Senior Vice President and
President, Americas

Janet S. Fiola
Senior Vice President, Human Resources

B. Kristine Johnson
Senior Vice President
and President, Vascular

Philip M. Laughlin
Senior Vice President
and President, Cardiac Surgery

Ronald E. Lund
Senior Vice President,
General Counsel and Secretary

John A. Meslow
Senior Vice President and
President, Neurological

Robert L. Ryan
Senior Vice President and
Chief Financial Officer


PACING

Bobby I. Griffin
President

Ivan M.G.P. Bourgeois
Vice President, Therapy Assessment

Bonnie L. Labosky
Vice President, Promeon Components

William V. Murray
Vice President and General Manager,
Micro-Rel

Kenneth M. Riff, M.D.
Vice President, Heart Failure Management

Kathleen M. Staby
Vice President, Human Resources

Lester J. Swenson
Vice President, Finance

BRADYCARDIA PACING BUSINESS

Stephen H. Mahle
President

Michael A. James
Vice President, Marketing

Ronald J. Meyer
Vice President

J. Michael Stevens
Vice President, Pulse Generator and Programming Systems

Charles H. Swanson
Vice President, Regulatory Affairs

Warren S. Watson
Vice President and General Manager, Leads

TACHYARRHYTHMIA MANAGEMENT BUSINESS

Jon T. Tremmel
President

Zach Cybulski
Vice President, Operations

Ursula Gebhardt
Vice President, Tachyarrhythmia Marketing and
Atrial Fibrillation Business Development

VASCULAR

B. Kristine Johnson
President

Michael A. Baker
Vice President and General Manager, Interventional Vascular, San Diego

Richard J. Faleschini
Vice President, Worldwide Marketing
and Business Development

Steve R. LaPorte
Vice President and General Manager, CardioRhythm

James L. Pacek
Vice President, Interventional Vascular Marketing, San Diego

Joseph M. Tartaglia
Vice President, Product Development/Operations, San Diego

Nancy L. Weston
Vice President and General Manager, Interventional Vascular, Danvers

CARDIAC SURGERY

Philip M. Laughlin
President

Thomas L. Rooney
Vice President, Finance

HEART VALVE BUSINESS

James G. Foster
Vice President and General Manager

Walter A. Cuevas
Vice President, Operations

CARDIOPULMONARY BUSINESS

Charles L. McDaniel
Vice President and General Manager

Timothy S. Eberhardt
Vice President, Operations

Roger J. Elgas
Vice President, Technology and
New Business

MEDTRONIC DLP CANNULAE BUSINESS

James H. DeVries
Vice President and General Manager,
DLP and Cardiac Surgery Ventures

BLOOD MANAGEMENT BUSINESS

Clifton W. Owens
Vice President and General Manager

CARDIAC SURGERY VENTURES

M. Jacqueline Eastwood
Vice President, Minimally
Invasive Cardiac Surgery

Ronald A. Williams
Vice President

NEUROLOGICAL

John A. Meslow
President

Gary P. East
Vice President and General Manager, Medtronic PS Medical

Michael M. Selzer, Jr.
Vice President and General Manager, Neurostimulation

Gary E. Taylor
Vice President, U.S. Sales

Scott R. Ward
Vice President and General Manager, Drug Delivery

GLOBAL AREAS

Americas

Bill K. Erickson
President

Donald P. Brown
Vice President, U.S. Southern Region

Dennis D. Dietz
Vice President, U.S. Western Region

Lee P. Erickson
Vice President, Operations and Finance

Larry W. Found
Vice President, Human Resources

H. Russell Hamm
Vice President, U.S. Eastern Region

Robert J. Hermann
Vice President, U.S. Southwest Region

Donald A. Hurley
Vice President, Canada

Raymond L. Lavoie
Vice President,
U.S. Cardiac Surgery Sales

Emilio R. Lopez
Vice President, Latin America

Scott MacFarland
Vice President, U.S. Interventional Vascular Sales

Daniel A. Pelak
Vice President,
U.S. Cardiovascular Marketing

David R. Raich
Vice President, U.S. Midwest Region

Europe/Middle East/Africa

Barry W. Wilson
President

R. Richard Boncy
Vice President, Legal

Karl Bornschein
Vice President, Central Region

Michael J. Boris
Vice President, Finance and Administration
Medtronic Synectics

Drago A. Cerchiari
Vice President, Business Development and Developing Markets

Deborah L. Denz
Vice President, Human Resources

Jan G. Dil
Vice President and General Manager, Vitatron

Robert H. Kayser
Vice President, Pacing

Tord Lendau
Vice President and General Manager
Medtronic Synectics

Jo W. Merkun
Vice President, Northern Region

Stanton D. Myrum
Vice President, Technology and Operations

Alexis C.M. Renirie
Vice President and Director, Bakken Research Center

Frank Sprengers
Vice President and General Manager, European Service and Technology Center

Thomas M. Tefft
Vice President and Controller

Asia/Pacific

Lowell P. Jacobsen
President, Asia/Pacific

Michael J. Costello
Vice President and General Manager, Far East

Tadashi Sakuda
President, Japan

CORPORATE

Celia K. Barnes
Vice President, Communications and Corporate Relations

Dale F. Beumer
Vice President, Treasury and
Investor Relations

Peter A. Chevalier
Vice President, Chief Quality and Regulatory Officer

Paul Citron
Vice President, Science & Technology

Mary Ann Donahue
Vice President, Human Development

Gary L. Ellis
Vice President, Corporate Controller

Michael D. Ellwein
Vice President, Corporate Development and Associate General Counsel

Frederick S. Halverson
Vice President, Corporate
Regulatory Affairs

Steven B. Kelmar
Vice President, Government Affairs

Marcea Bland Lloyd
Vice President and
Assistant General Counsel

Daniel R. Luthringshauser
Vice President, International Development

Thomas E. Morin
Vice President, Corporate Services

David A. Ness
Vice President, Compensation
and Benefits

Harold R. Patton
Vice President and
Chief Patent Counsel

Richard A. Ploetz
Vice President,
Corporate Human Resources

Lawrence W. Shearon
Vice President, Corporate Technology

Robert D. Siegfried
Vice President, Corporate Finance and Administration

Steven A. Tranter
Vice President, Strategic Development

INVESTOR INFORMATION

ANNUAL MEETING
The annual meeting of Medtronic shareholders will take place on Wednesday, August 28, 1996, beginning at 10:30 a.m. at the Corporate Center, 7000 Central Avenue, NE, Minneapolis (Fridley), Minnesota. The Notice of Annual Meeting and Proxy Statement are mailed to shareholders with the annual report.


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

Norwest Bank Minnesota, N.A.
Shareholder Services
161 North Concord Exchange
P.O. Box 738
South St. Paul, MN 55075-0738
Telephone: 1-800-468-9716 or
           1-612-450-4064

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


INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP, Minneapolis


STOCK EXCHANGE LISTING
New York Stock Exchange
(symbol: MDT)


PRICE RANGE OF MEDTRONIC STOCK

Fiscal Qtr. 1st Qtr.   2nd Qtr.   3rd Qtr.  4th Qtr.
- ----------------------------------------------------

1996
   High       $41.19    $59.88     $59.88    $61.75
   Low         35.88     40.06      47.13     51.25

1995
   High        22.28     27.44      29.75     37.88
   Low         18.07     21.35      24.50     27.88
- ----------------------------------------------------

Prices are closing quotations. On June 28, 1996 there were 25,939 holders of record of the company's common stock. The regular quarterly cash dividend was
6.5 cents per share for 1996 and 5.125 cents per share for 1995.

This annual report was printed on recycled paper. Please recycle this book or donate it to your local library.

- --------------------------------------------------------------------------------


APPENDIX:  Graphic and Image Material

Page
Number   Description
- ------   -----------

56 Bar graph of net earnings in millions of dollars for the last three fiscal years as follows:

                  1996                $437.8
                  1995                 294.0
                  1994                 232.4

56 Bar graph of earnings per share in dollars for the last three fiscal years as follows:

                  1996                 $1.88
                  1995                  1.28
                  1994                  1.01

57 Stacked bar graph showing net sales in millions of dollars for U.S. and international operations for the last three fiscal years. Data points (in millions of dollars) are as follows:

                                        1996              1995            1994
                                    --------          --------        --------
            U.S.                 $   1,238.0         $   979.7        $   800.4
            International              931.1             762.7            590.5
                                     -------           -------          -------

                                    $2,169.1          $1,742.4         $1,390.9
                                    ========          ========         ========

57 Stacked bar graph of net sales in millions of dollars for the Pacing, Other Cardiovascular, and Neurological and Other business units for each of the last three fiscal years. The data points (in millions of dollars) are as follows:

                                       1996              1995             1994
                                   ---------         ---------        --------
            Pacing                  $1,478.8       $   1,150.6        $   955.8
            Other Cardiovascular       522.4             461.6            331.5
            Neurological & Other       167.9             130.2            103.6
                                     -------           -------          -------

                                    $2,169.1          $1,742.4         $1,390.9
                                    ========          ========         ========

58 Bar graph of research and development expense in millions of dollars for the last three fiscal years as follows:

                  1996                $236.7
                  1995                 191.4
                  1994                 156.3

59 Bar graph of net cash in millions of dollars for the last three fiscal years as follows:

                  1996                $385.0
                  1995                 276.0
                  1994                 103.0

59 Bar graph of cash flows from operating activities in millions of dollars for the last three fiscal years as follows:

                  1996                $500.5
                  1995                 387.2
                  1994                 356.9

60 Stacked bar graph of equity and interest-bearing debt in millions of dollars for the last three fiscal years. Data points (in millions of dollars) are as follows:

                                       1996              1995              1994
                                   ---------         ---------           ------
            Equity                  $1,789.3          $1,335.0         $1,053.5
            Interest-Bearing Debt       75.9              47.7             78.4
                                   ---------         ---------            -----

                                    $1,865.2          $1,382.7         $1,131.9
                                    ========          ========         ========