Form 10-K405, Exhibit 13
period 1997-04-30
MEDTRONIC INC
filed 1997-07-23
CIK 64670

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY
Medtronic is the world's leading medical technology company specializing in implantable and interventional therapies. Primary products include implantable pacemaker systems used for the treatment of bradycardia, implantable tachyarrhythmia management devices, ablation systems, mechanical and tissue heart valves, balloon and guiding catheters used in angioplasty, coronary and peripheral stents and stented grafts, interventional neuroradiology products, implantable neurostimulation and drug delivery systems, hydrocephalic shunts and other neurosurgical devices, urological and digestive diagnostic systems and perfusion systems including blood oxygenators, centrifugal blood pumps, cannulae products, and autotransfusion and blood monitoring systems and products used in minimally invasive cardiac surgery. The company reports on three business units (Pacing, Other Cardiovascular, and Neurological and Diversified Businesses) and three geographic areas (the Americas, Europe/Middle East/Africa, and Asia/Pacific).

Fiscal 1997 was another excellent year for the company, as evidenced by the 12th consecutive year of increases in both revenues and earnings. Net sales of $2.44 billion represent a 12.3% increase over the $2.17 billion in fiscal 1996 after restatement to reflect the May and June 1996 acquisitions of AneuRx, Inc. and InStent Inc. which were accounted for as poolings of interests. Net sales excluding the effects of foreign currency translation increased 15.2% compared to increases of 23.5% in fiscal 1996 and 21.0% in fiscal 1995. Net earnings and earnings per share increased 23.7% and 23.3% to $530.0 million and $2.22, respectively. The growth during fiscal 1997 was led by the Pacing and Neurological businesses and was the result of continued progress in gaining market share, expanding our global operations, and significant new product and therapy introductions in all businesses.

The company continued to improve its strategic position by taking advantage of additional growth opportunities through acquisition. The company closed on three acquisitions during fiscal 1997. In May 1996, the company acquired AneuRx, Inc. (AneuRx), which provides a minimally invasive endovascular stented graft and delivery system used to repair life-threatening abdominal aortic aneurysms. In June 1996, the company acquired InStent Inc. (InStent), which develops, manufactures, and markets a variety of self-expanding and balloon-expandable stents used in a broad range of medical indications. In August 1996, the company acquired Avalon Laboratories, Inc. (Avalon), which develops, manufactures, and sells cannulae and other surgical products.


NET SALES
The increase in net sales from fiscal 1996 to fiscal 1997 was primarily the result of continued unit volume increases. Selling prices for the company's products during fiscal 1997 remained relatively stable overall despite the medical market's continued focus on cost controls and competitive pricing. Sales in the United States in fiscal 1997 increased 14.6% over the prior year, compared to 28.0% in fiscal 1996. Sales outside the United States increased 16.0% on a constant currency basis compared to 17.8% in fiscal 1996. Sales in non-U.S. markets accounted for 41.8% of worldwide net sales, compared with 43.0% in fiscal 1996 and 43.8% in fiscal 1995. Foreign exchange rate movements had an unfavorable year-to-year impact on international net sales of $64.4 million in fiscal 1997 and a favorable year-to-year impact of $21.3 million and $59.1 million in fiscal 1996 and fiscal 1995, respectively. These exchange rate movements are caused primarily by the impact of the stronger U.S. dollar in fiscal 1997 and the relatively weaker U.S. dollar in fiscal 1996 and fiscal 1995 versus major European currencies and the Japanese yen. The impact of foreign currency fluctuations on net sales is not necessarily indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and the company's hedging activities (see Note 3 to the consolidated financial statements for further details on foreign currency instruments and the company's risk management strategies with respect thereto). As reflected in Note 3, realized gains and losses on the company's hedging activities were offset by the transactions being hedged and are therefore consistent with the company's risk management strategies.

                                  NET EARNINGS
                             In Millions of Dollars
                                   [BAR CHART]

                           1997                $530.0
                           1996                 428.3
                           1995                 294.0

                               EARNINGS PER SHARE
                                   In Dollars
                                   [BAR CHART]

                           1997                 $2.22
                           1996                  1.80
                           1995                  1.28


The following is a summary of sales by business unit as a percentage of total net sales:

Year ended April 30,                         1997       1996       1995
--------------------------------------------------------------------------------

Pacing                                       65.6%      67.9%      66.0%
Other Cardiovascular                         22.0       23.6       26.5
Neurological & Diversified Businesses        12.4        8.5        7.5
================================================================================

Net sales of the Pacing Business, consisting primarily of Bradycardia Pacing, Tachyarrhythmia Management and Ablation Systems, increased 11.5% in fiscal 1997 after removing the impact of foreign exchange rate fluctuations, versus growth of 29.0% in fiscal 1996. The decrease in the growth rates from fiscal years 1996 to 1997 is primarily the result of the timing of new product introductions during fiscal years 1995, 1996, and 1997. The increase in fiscal 1997 was attributable to continued growth by Bradycardia Pacing and strong contributions and continued market share gains from Tachyarrhythmia Management. Bradycardia unit sales of implantable pulse generators (IPGs) achieved double digit percentage growth. Bradycardia unit sales continued to reflect strong growth in both U.S. and non-U.S. markets, primarily on the strength of the Thera (i-Series) pacemakers worldwide and the new Medtronic.Kappa 400 series pacemakers, which were released in Europe in January 1997. The Medtronic.Kappa 400 series pacemakers are currently in clinical evaluation in the U.S. The significant sales growth in Tachyarrhythmia Management sales was primarily attributable to the company's Micro Jewel implantable cardioverter-defibrillators, which received U.S. Food and Drug Administration
(FDA) clearance in July 1996 and its successor product the Micro Jewel II, which received FDA clearance in November 1996. The Micro Jewel II is currently the world's smallest and lightest defibrillator, and has helped establish the company as the leader in the rapidly accelerating, and highly competitive market for tachyarrhythmia management devices.

The Thera, Kappa and Micro Jewel product lines contributed significantly to the overall sales growth of the company in fiscal 1997, and are expected to continue to perform well in the future. Management believes the Pacing business is well positioned for continued growth based on the continued cost effectiveness of the products and the commitment to continue to develop technologically advanced products. The innovative successors to these Pacing products, the Medtronic.Kappa 700 series family of pacemakers, which is expected to be the world's first truly automatic pacemaker, and the Gem DR defibrillator, which will be able to sense and pace in the atrium, as well as the ventricle, are expected to enter clinical evaluation in Europe later this summer.

Sales within the Other Cardiovascular Business (consisting of balloon and guiding catheters, stents, interventional neuroradiology products, heart valves, perfusion and blood management systems, cannulae and surgical accessories) increased 8.4% and 12.7% in fiscal 1997 and fiscal 1996, respectively, after excluding the effects of foreign currency translation. The fiscal 1997 growth is attributable in significant part to continued growth made by the Medtronic Wiktor coronary stent in Japan, and gains in Europe by the Wiktor-i and beStent stents. The beStent device was commercially released in Europe and other world markets outside the United States in November 1996. The stent market has become increasingly competitive outside the United States. The company received FDA clearance of the Wiktor coronary stent for the U.S. market in late June 1997. Balloon and guiding catheter unit sales grew in fiscal 1997. However, continued declines in the average selling price for balloon catheters in the United States offset the unit growth. Balloon catheter selling prices have deteriorated over the past four years as a result of continued price competition. It is unclear to what extent this erosion of selling prices will continue into fiscal 1998. In March 1997, the company received European CE Mark clearance for its endovascular stent-graft system used in the treatment of abdominal aortic aneurysms. Contributing significantly to fiscal 1997 was growth in sales of cannulae and tissue and mechanical heart valves. Sales of perfusion and blood management systems were relatively flat as compared to the prior fiscal year.

                                    U.S. VS.
                              INTERNATIONAL SALES
                             In Millions of Dollars
                                   [BAR CHART]

                            1997              1996            1995
                        --------          --------        --------
U.S.                 $   1,403.2       $   1,241.0        $   979.7
International            1,035.0             931.1            762.7
                       ---------           -------          -------

                        $2,438.2          $2,172.1         $1,742.4
                        ========          ========         ========


                             NET SALES BY BUSINESS
                             In Millions of Dollars
                                   [BAR CHART]

                                    1997              1996             1995
                                ---------         ---------        --------
Pacing                           $1,600.1       $   1,474.2      $   1,150.6
Other Cardiovascular                537.4             512.8            461.6
Neurological & Diversified          300.7             185.1            130.2
                                  -------           -------          -------

                                 $2,438.2          $2,172.1         $1,742.4
                                 ========          ========         ========

Net sales of the Neurological and Diversified Businesses, consisting primarily of implantable neurostimulation devices, drug administration systems, neurosurgery products, diagnostic systems, and developing businesses, continued to experience significant growth. Exclusive of the effects of foreign currency translation, net sales grew 63.4% over the previous year compared to growth of 27.8% in fiscal 1996. PS Medical and Synectics, which were acquired in November 1995 and April 1996, respectively, contributed to the growth over the prior year. Another strong contributing growth factor was rapid sales growth in Europe of Activa tremor control therapy for control of essential tremor and tremor associated with Parkinson's disease. This therapy is currently awaiting FDA clearance in the United States. Another therapy, delivery of Lioresal (baclofen, USP) Intrathecal by the SynchroMed drug infusion system for spasticity of cerebral origin, which received FDA clearance in June 1996, continues to gain worldwide acceptance. In addition, the Mattrix and Itrel 3 spinal cord stimulation systems continue to hold strong market share positions. In December 1996, the AlgoMed implantable drug infusion system, a new patient-activated device for cancer patients, was launched in European markets.

                       MANAGEMENT DISCUSSION AND ANALYSIS

COSTS AND EXPENSES
The following is a summary of major costs and expenses as a percentage of net sales:

Year ended April 30,                       1997         1996         1995
--------------------------------------------------------------------------------

Cost of Products Sold                      25.0%        27.2%        31.0%
Research & Development                     11.5         11.2         11.0
Selling, General & Administrative          31.3         32.3         33.0
================================================================================

Cost of products sold as a percentage of net sales decreased in fiscal 1997 as compared to fiscal 1996. This decrease resulted from the impact of favorable product and geographic mixes combined with increased volumes, and the favorable impact of foreign exchange rate fluctuations between the time products are shipped and sold, partially offset by pricing pressures on certain products and costs related to new product introductions. The decrease in cost of products sold as a percentage of net sales from fiscal 1995 to fiscal 1996 resulted from increased productivity, substantially increased volumes, favorable product and geographic mix and the favorable impact of foreign exchange rate fluctuations, partially offset by increased start-up costs related to new product introductions. Gross margins will continue to be impacted by regulatory and competitive pricing pressures, new product introductions, the mix of products both within and between businesses and geographies, and the effects of foreign currency fluctuations.

                                 R & D EXPENSE
                             In Millions of Dollars
                                   [BAR CHART]

                          1997                $280.2
                          1996                 243.8
                          1995                 191.4

The company continued its commitment to long-term growth, in part, by investing in research and development (R&D). R&D expense was $280.2 million in fiscal 1997, an increase of 14.9% from fiscal 1996 R&D expense of $243.8 million. This increase reflects the company's continued financial commitment and strategy to grow revenue and market share by developing technological enhancements and new indications for existing products, as well as developing less invasive and new technologies to address unmet patient needs. The continued success of this strategy is reflected in the rapid market acceptance of new, technologically advanced products during fiscal 1997.

Selling, general, and administrative expense (SG&A) as a percent of sales decreased in both fiscal 1997 and 1996 primarily due to continued overall cost efficiencies and accelerated revenue growth. The fiscal 1997 decrease was also impacted by gains recognized from the sale of certain available-for-sale equity securities and increased royalty income offset in part by increased legal costs, additional investments in information technology, and marketing initiatives.


INCOME TAXES
The company's effective income tax rate in fiscal 1997 was 34.5% compared to an effective rate of 35.0% in fiscal 1996, after restatement for the acquisitions of AneuRx and InStent, and 33.5% in fiscal 1995. The company continues to experience upward pressure on the tax rate, resulting from recent tax legislation which reduces U.S. tax benefits derived from the company's operations in Puerto Rico. Management believes that further adverse impact can be minimized by other tax planning initiatives.


LIQUIDITY AND CAPITAL RESOURCES

SUMMARY
The company retained its strong financial position even after the repurchase of $476.6 million of stock during fiscal 1997 compared to stock repurchases of $33.6 million and $59.1 million in fiscal 1996 and 1995, respectively. At April 30, 1997, working capital, the excess of current assets over current liabilities, totaled $719.2 million compared to $862.1 million at April 30, 1996. The current ratio at April 30, 1997, was 2.4:1 compared with 2.6:1 and 2.4:1 at April 30, 1996 and 1995, respectively. The company's net cash position, defined as the sum of cash, cash equivalents, and short-term investments less short-term borrowings and long-term debt was $130.2 million at April 30, 1997, compared to $430.8 million at April 30, 1996, and $276.0 million at April 30, 1995. Because of its strong financial condition, the company is well positioned to execute its growth strategies which include research and development spending, internal ventures, and acquisitions.


CASH FLOW
Cash provided by operating activities was $463.6 million in fiscal 1997 compared to $500.9 million in fiscal 1996 and $387.2 million in fiscal 1995. These operating cash flows were more than sufficient to fund the company's stock repurchases, capital expenditures, acquisitions and dividends to shareholders. Repurchases of common stock totaled $476.6 million in fiscal 1997, compared to $33.6 million and $59.1 million in fiscal 1996 and fiscal 1995, respectively. The significant stock repurchases during fiscal 1997 were supported by the company's existing strong cash position. Additions to property, plant and equipment totaled $171.3 million in fiscal 1997, compared to $165.1 million and $96.9 million in fiscal 1996 and 1995, respectively. The increase in additions to property, plant and equipment from fiscal 1995 to fiscal 1996 was mainly associated with increased spending on the enhanced 9790 programmer. The company expects future growth in capital spending to support increased manufacturing capacity and operational requirements. This spending will be financed primarily by funds from operations.

In addition to capital spending and stock repurchase activity, significant items affecting cash flows during fiscal 1997 included net sales and maturities of marketable securities of $367.3 million, other investing activities of $99.1 million and dividends to shareholders totaling $90.7 million. Significant items affecting cash flows during fiscal 1996 included the cash purchase price paid for the acquisition of Synectics of approximately $56.0 million, net purchases of marketable securities totaling $190.3 million, and dividends to shareholders totaling $60.4 million. For further details related to the acquisition of Synectics, see Note 2 to the consolidated financial statements.

In addition to capital spending and stock repurchase activity, significant items affecting cash flows in fiscal 1995 included $39.1 million paid for settlement of payables related to fiscal 1994 acquisitions, dividends to shareholders totaling $47.2 million, and $36.2 million net reduction of debt. Cash flows from increases and decreases in operating assets and liabilities essentially offset each other.

DEBT AND CAPITAL
At April 30, 1997, the total number of shares of common stock authorized by the Board of Directors for repurchase was approximately 6.7 million shares. In May 1997, the company's Board of Directors authorized an additional 6.0 million shares for repurchase. During fiscal 1997, approximately 7.4 million shares were repurchased at an average price of $64.35. During fiscal 1996, approximately 0.7 million shares were repurchased at an average cost of $51.21 per share. The company repurchased shares in fiscal 1997 and 1996 to offset dilution resulting from shares issued in conjunction with purchased acquisitions over the past several years, the issuance of stock under employee benefit plans and to take advantage of market conditions. Future repurchases of common stock will depend upon market conditions, the company's cash position, restrictions related to pooling transactions, and other factors.

Dividends to shareholders were $90.7 million, $60.4 million, and $47.2 million in fiscal years 1997, 1996, and 1995, respectively. Consistent with the company's financial objectives, the company expects to continue paying dividends at a rate of approximately 20% of the previous year's net earnings.

The company's capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percent of total capital was 6.4% at April 30, 1997, compared with 4.0% and 3.4% at April 30, 1996, and 1995, respectively.

One of the company's key financial objectives is achieving an annual return on equity (ROE) of at least 20%. ROE compares net earnings to average shareholders' equity and is a key measure of management's ability to utilize the shareholders' investment in the company effectively. In fiscal 1997, ROE was 29.6%, up 2.6 percentage points over the 27.0% in fiscal 1996. In fiscal 1995, ROE was 24.6% and in each of the preceding seven years, ROE exceeded 20%.

                                  DIVIDENDS TO
                                  SHAREHOLDERS
                             In Millions of Dollars
                                   [BAR CHART]

                          1997                 $90.7
                          1996                  60.4
                          1995                  47.2


GOVERNMENT REGULATION AND OTHER MATTERS
Government and private sector initiatives to limit the growth of health care costs, including price regulation and competitive pricing, are continuing in several countries where the company does business, including the United States. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical therapies. Although the company believes it is well positioned to respond to changes resulting from this worldwide trend toward cost containment, the uncertainty as to the outcome of any proposed legislation or changes in the marketplace precludes the company from predicting the impact these changes may have on future operating results.

In the early 1990s, the review time by the FDA to clear medical devices for commercial release lengthened and the number of clearances, both of 510(k) submissions and pre-market approval applications (PMAs), decreased. In response to public and congressional concern, the FDA has attempted to address these issues by clearing more 510(k) submissions and clearing them more quickly. Some progress has also been made in the number of PMAs and PMA-Supplements cleared, but review times for leading-edge, innovative products remain long. While the trend is in the right direction, the lengthy clearance time remains a significant issue and various legislative solutions to resolve this are currently before the U.S. Congress.

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

The company operates in an industry susceptible to significant product liability claims. In recent years, there has been an increased public interest in product liability claims for implanted medical devices, including pacemakers and leads. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class, and the company has experienced an increase in such claims. During the past year, United States District Courts in California, Florida, and Kentucky have refused to certify class actions in cases brought against the company. This is consistent with the trend in class action law as it applies to the medical device industry generally. In addition, product liability claims may be asserted against the company in the future relative to events not known to management at the present time. Management believes that the company's risk management practices, including insurance coverage, are reasonably adequate to protect against potential product liability losses.

In 1994, governmental authorities in Germany began an investigation into certain business and accounting practices by heart valve manufacturers. As part of this investigation, documents were seized from the company and certain other manufacturers. Subsequently, the United States Securities and Exchange Commission (SEC) also began an inquiry into this matter. In August 1996, the SEC issued a formal non-public order of investigation to the company, as it had to at least one other manufacturer. Based upon currently available information, the company does not expect these investigations to have a materially adverse impact on the company's financial position, results of operations, or liquidity.

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


/S/ William W. George
William W. George
Chairman and Chief Executive Officer


/S/ Arthur D. Collins, Jr.
Arthur D. Collins, Jr.
President and Chief Operating Officer


/S/ Robert L. Ryan
Robert L. Ryan
Senior Vice President and Chief Financial Officer




REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Medtronic, Inc.

In our opinion, the accompanying consolidated balance sheet and the related statements of consolidated earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc., and its subsidiaries at April 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/S/ Price Waterhouse LLP
Price Waterhouse LLP
Minneapolis, Minnesota
May 22, 1997

                                        FINANCIALS


STATEMENT OF CONSOLIDATED EARNINGS

(in thousands of dollars, except per share data)                                           Medtronic, Inc.
----------------------------------------------------------------------------------------------------------
Year ended April 30,                                       1997                1996                 1995
----------------------------------------------------------------------------------------------------------
NET SALES                                              $ 2,438,224         $ 2,172,100         $ 1,742,392
COSTS AND EXPENSES:
   Cost of products sold                                   610,190             591,433             540,080
   Research and development expense                        280,214             243,829             191,351
   Selling, general, and administrative expense            763,347             700,876             574,624
   Interest expense                                          9,375               8,089               9,007
   Interest income                                         (34,045)            (31,124)            (14,775)
----------------------------------------------------------------------------------------------------------
      TOTAL COSTS AND EXPENSES                           1,629,081           1,513,103           1,300,287
----------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                               809,143             658,997             442,105
PROVISION FOR INCOME TAXES                                 279,155             230,691             148,105
----------------------------------------------------------------------------------------------------------
      NET EARNINGS                                     $   529,988         $   428,306         $   294,000
==========================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING                        238,693             237,436             230,480
EARNINGS PER SHARE                                     $      2.22         $      1.80         $      1.28
==========================================================================================================

See accompanying notes to consolidated financial statements.


                                        FINANCIALS


CONSOLIDATED BALANCE SHEET

(in thousands of dollars)                                                                           Medtronic, Inc.
-------------------------------------------------------------------------------------------------------------------
April 30,                                                                               1997               1996
-------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                        $   197,388        $   151,050
   Short-term investments                                                                53,181            355,741
   Accounts receivable, less allowance for doubtful accounts of $13,673 and $18,094     516,984            458,090
   Inventories:
      Finished goods                                                                    123,282            118,952
      Work in process                                                                    68,034             61,000
      Raw materials                                                                      91,235             77,526
-------------------------------------------------------------------------------------------------------------------
         Total Inventories                                                              282,551            257,478
   Deferred tax assets                                                                  121,087            120,899
   Prepaid expenses and other current assets                                             66,718             48,015
-------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                                                            1,237,909          1,391,273
PROPERTY, PLANT, AND EQUIPMENT:
   Land and land improvements                                                            25,449             22,931
   Buildings and leasehold improvements                                                 223,398            189,920
   Equipment                                                                            655,719            561,083
   Construction in progress                                                              60,436             61,805
-------------------------------------------------------------------------------------------------------------------
                                                                                        965,002            835,739
   Accumulated depreciation                                                            (477,786)          (418,826)
-------------------------------------------------------------------------------------------------------------------
      Net Property, Plant, and Equipment                                                487,216            416,913

GOODWILL, net of accumulated amortization of $71,700 and $52,589                        394,238            387,296
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $53,325 and $40,738          96,730             85,731
LONG-TERM INVESTMENTS                                                                   125,847            219,964
OTHER ASSETS                                                                             67,270             53,523
-------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                                  $ 2,409,210        $ 2,554,700
===================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term borrowings                                                            $   106,375        $    60,690
   Accounts payable                                                                     110,337            100,149
   Accrued compensation                                                                 124,603            116,375
   Accrued income taxes                                                                  68,814            110,365
   Other accrued expenses                                                               108,562            141,569
-------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                                                         518,691            529,148
LONG-TERM DEBT                                                                           13,980             15,336
DEFERRED TAX LIABILITIES                                                                  2,163             45,744
OTHER LONG-TERM LIABILITIES                                                             128,155            128,181
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
   Preferred stock--par value $1.00; 2,500,000 shares authorized, none outstanding
   Common stock--par value $.10; 800,000,000 shares authorized,
       233,813,505 and 239,307,689 shares issued and outstanding                         23,381             23,931
   Retained earnings                                                                  1,807,700          1,843,707
   Cumulative translation adjustments                                                   (56,960)            (2,675)
-------------------------------------------------------------------------------------------------------------------
                                                                                      1,774,121          1,864,963
   Receivable from Employee Stock Ownership Plan                                        (27,900)           (28,672)
-------------------------------------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                                                      1,746,221          1,836,291
-------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $ 2,409,210        $ 2,554,700
===================================================================================================================

See accompanying notes to consolidated financial statements.


                                        FINANCIALS


STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

(in thousands of dollars)                                                                                Medtronic,Inc.
-----------------------------------------------------------------------------------------------------------------------
                                                                                              Cumulative     Receivable
                                                                Common         Retained       Translation       from
                                                                 Stock         Earnings       Adjustments       ESOP
-----------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1994                                          $5,813       $1,089,681        $(9,702)     $(32,300)
Net earnings                                                                     294,000
Dividends paid                                                                   (47,226)
Two-for-one stock split                                           5,745           (5,745)
Issuance of common stock under employee benefit
  and incentive plans                                                70           21,804
Repurchases of common stock                                         (77)         (59,002)
Change in unrealized gain (loss) on investments, net of tax                       28,742
Income tax benefit from restricted stock and nonstatutory
  stock options                                                                    7,340
Translation adjustments                                                                          33,550
Repayment from ESOP                                                                                             2,320
Adjustment for pooling of interests                                               (3,757)
----------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1995                                         $11,551       $1,325,837        $23,848      $(29,980)
Net earnings                                                                     428,306
Dividends paid                                                                   (60,427)
Two-for-one stock split                                          11,560          (11,560)
Issuance of common stock under employee benefit
  and incentive plans                                               126           24,720
Issuance of common stock in acquisition of subsidiaries             261           80,666
Repurchases of common stock                                         (66)         (33,508)
Change in unrealized gain (loss) on investments, net of tax                       27,187
Income tax benefit from restricted stock and nonstatutory
  stock options                                                                    6,501
Translation adjustments                                                                         (26,523)
Repayment from ESOP                                                                                             1,308
Adjustment for pooling of interests                                 499           55,985
----------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1996                                         $23,931       $1,843,707        $(2,675)     $(28,672)
Net earnings                                                                     529,988
Dividends paid                                                                   (90,716)
Issuance of common stock under employee benefit
  and incentive plans                                               190           44,048
Repurchases of common stock                                        (740)        (475,825)
Change in unrealized gain (loss) on investments, net of tax                      (57,864)
Income tax benefit from restricted stock and nonstatutory
  stock options                                                                   14,362
Translation adjustments                                                                         (54,285)
Repayment from ESOP                                                                                               772
----------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1997                                         $23,381       $1,807,700       $(56,960)     $(27,900)
======================================================================================================================

See accompanying notes to consolidated financial statements


                                        FINANCIALS


STATEMENT OF CONSOLIDATED CASH FLOWS

(in thousands of dollars                                                                              Medtronic, Inc.
---------------------------------------------------------------------------------------------------------------------
Year ended April 30,                                                        1997               1996             1995
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net earnings                                                          $  529,988       $   428,306      $  294,000
   Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Depreciation and amortization                                      116,893           112,003         106,502
         Deferred income taxes                                                2,043           (33,106)            692
         Changes in operating assets and liabilities:
           Increase in accounts receivable                                  (52,176)          (46,873)        (48,534)
           Decrease (increase) in inventories                               (16,904)          (30,439)          7,165
           (Increase) decrease in prepaid expenses and other assets         (30,626)           18,922         (37,609)
           (Decrease) increase in accounts payable and accrued liabilities  (42,996)           34,809          62,103
           (Decrease) increase in accrued income taxes                      (41,791)           (5,174)          7,931
           (Decrease) increase in deferred income                            (1,621)            1,230         (24,775)
           (Decrease) increase in postretirement benefit accrual              1,337             2,272            (452)
           (Decrease) increase in other long-term liabilities                  (530)           18,909          20,154
---------------------------------------------------------------------------------------------------------------------
                  NET CASH PROVIDED BY OPERATING ACTIVITIES                 463,617           500,859         387,177
INVESTING ACTIVITIES
   Additions to property, plant, and equipment                             (171,329)         (165,066)        (96,862)
   Acquisitions, net of cash acquired                                       (18,873)          (55,958)             --
   Sales and maturities of marketable securities                            866,911           465,215         158,462
   Purchases of marketable securities                                      (499,640)         (655,510)       (289,235)
   Other investing activities                                               (99,069)          (19,896)        (12,361)
---------------------------------------------------------------------------------------------------------------------
                  NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES        78,000          (431,215)       (239,996)
FINANCING ACTIVITIES
   (Decrease) increase in short-term borrowings                              33,404            14,330         (29,270)
   Payments on long-term debt                                                (3,064)           (4,062)         (8,150)
   Issuance of long-term debt                                                 1,601               681           1,265
   Decrease in acquisition price payable                                         --                --         (39,130)
   Proceeds from stock offering of acquired subsidiary                           --            41,538              --
   Dividends to shareholders                                                (90,716)          (60,427)        (47,226)
   Repurchases of common stock                                             (476,565)          (33,574)        (59,079)
   Issuance of common stock                                                  44,238            24,846          21,874
---------------------------------------------------------------------------------------------------------------------
                  NET CASH USED IN FINANCING ACTIVITIES                    (491,102)          (16,668)       (159,716)
   Effect of exchange rate changes on cash and cash equivalents              (4,177)             (218)          2,107
---------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                      46,338            52,758         (10,428)
   Cash and cash equivalents at beginning of year                           151,050            98,292         108,720
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $  197,388       $   151,050      $   98,292
=====================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION
   Cash paid during the year for:
      Income taxes                                                       $  309,659       $   258,795      $  131,731
      Interest                                                                9,263             8,134           9,249
---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES
   Issuance of common stock for acquisition of
      subsidiary, net of cash acquired                                 $         --     $      73,951     $        --
=====================================================================================================================

See accompanying notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars, except per share data)
--------------------------------------------------------------------------------

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
Medtronic operates in a single industry segment as the world's leading medical technology company specializing in implantable and interventional therapies. The company does business in more than 120 countries. Primary products include implantable pacemaker systems used for the treatment of bradycardia, implantable tachyarrhythmia management devices, ablation systems, mechanical and tissue heart valves, balloon and guiding catheters used in angioplasty, coronary and peripheral stents and stented grafts, interventional neuroradiology products, implantable neurostimulation and drug delivery systems, hydrocephalic shunts and other neurosurgical devices, urological and digestive diagnostic systems and perfusion systems including blood oxygenators, centrifugal blood pumps, cannulae products, and autotransfusion and blood monitoring systems and products used in minimally invasive cardiac surgery. The company generally markets its products through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets. The main markets for products are the United States, Western Europe and Japan.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accept ed accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS
The company considers temporary cash investments with maturities of three months or less from the date of purchase to be cash equivalents.

REVENUE RECOGNITION
The company recognizes revenue from product sales when the goods are shipped to its customers. For certain products, the company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the company is notified that the device has been used.

INVENTORIES
Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

PROPERTY, PLANT, AND EQUIPMENT
Property, plant, and equipment is stated at cost. Additions and improvements extending asset lives are capitalized while maintenance and repairs are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the various assets.

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill represents the excess of cost over net assets of businesses acquired, while other intangible assets consist primarily of purchased technology and patents. These assets are being amortized using the straight-line method over their estimated useful lives, of which periods up to 25 years remain.

LONG-LIVED ASSETS
Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. SFAS No. 121 requires that impairment losses be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company adopted SFAS No. 121 in fiscal 1996. Such adoption did not have a material effect on the Company's results of operations, cash flows or financial position.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed when incurred.

STOCK-BASED COMPENSATION
The company has adopted the disclosure-only provisions of Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation", effective for fiscal 1997, which disclosures are presented in Note 7 "Stock Purchase and Award Plans". Accordingly, the company continues to account for stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations.

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

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share." SFAS No. 128 requires dual presentation of basic earnings per share and diluted earnings per share and is required to be adopted by the company during fiscal 1998. Implementation of SFAS No. 128 is not expected to have a material effect on reported earnings per share.

NOTE 2--ACQUISITIONS

On May 3, 1996, the company issued approximately 1,154,000 shares of its common stock for all of the outstanding capital stock of AneuRx, Inc. (AneuRx), which provides a minimally invasive endovascular stented graft and delivery system used to repair life-threatening abdominal aortic aneurysms.

On June 28, 1996, the company issued approximately 3,852,000 shares of its common stock for all of the outstanding capital stock of InStent Inc. (InStent). InStent develops, manufactures, and markets a variety of self-expanding and balloon-expandable stents used in a broad range of medical indications.

On August 29, 1996, the company acquired substantially all of the assets and liabilities of Avalon Laboratories, Inc. (Avalon) for approximately $19.0 million in cash. Avalon develops, manufactures, and sells cannulae and other surgical products.

In November 1995, the company acquired all of the outstanding capital stock of Pudenz-Schulte Medical Corporation (PS Medical) for approximately 1,262,000 shares of the company's common stock. In March 1996, upon the achievement of a specified milestone, the company made an additional payment of approximately 96,000 shares of the company's common stock. In addition, the company may pay additional future payments of the company's common stock contingent upon achieving specified milestones. These contingent payments, if any, will be reflected as acquisition costs when the contingencies are resolved. PS Medical manufactures and distributes cerebrospinal fluid shunts and neurosurgical implants such as catheters, reservoirs, and fluid drainage systems.

In November 1995, the company issued approximately 1,246,000 shares of the company's common stock for all of the outstanding common stock of Micro Interventional Systems, Inc. (MIS) a developer of products for the minimally invasive treatment of stroke and other diseases.

In April 1996, the company acquired the remaining outstanding stock of Synectics Medical AB (Synectics) at a cost of approximately $59.3 million in cash. The company had previously purchased approximately 8% of the outstanding stock of Synectics. Synectics, of Stockholm, Sweden, is a world leader in the development and marketing of computer-supported systems used to diagnose disorders of the urological and digestive systems and sleep apnea.

The acquisitions of AneuRx, InStent and MIS have been accounted for as poolings-of-interests, and, accordingly, the company's consolidated financial statements for fiscal year 1996 have been restated to include the results of AneuRx, InStent and MIS. Activity for years prior to fiscal year 1996 has not been restated as the impact of these acquisitions in such years is not considered material, and restatement is therefore not required. Net sales and net results for the individual entities are not presented as the activity is not deemed to be material.

The acquisitions of Avalon, PS Medical and Synectics were accounted for as purchases. Accordingly, the results of operations of the acquired entities have been included in the company's consolidated financial statements since the respective dates of acquisition. Acquired goodwill, patents, trademarks, and other intangible assets associated with these acquisitions are being amortized using the straight-line method over periods ranging from 8 to 25 years.

NOTE 3--FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents, receivables, and short-term debt approximate their carrying value due to their short maturities. The carrying amounts and estimated fair values of the company's other significant financial instruments were as follows:

April 30,                              1997                     1996
-----------------------------------------------------------------------------
                              Carrying      Fair        Carrying      Fair
                               Amount       Value        Amount       Value
-----------------------------------------------------------------------------
ASSETS
Short-term investments        $53,181      $53,181      $355,741     $355,741
Long-term investments         125,847      125,847       219,964      219,964
Net purchased currency
   options                      4,698        4,698           210          210
Forward exchange contracts      5,721        5,721            --           --

LIABILITIES
Short-term debt               106,375      106,375        60,690       60,690
Long-term debt                 13,980       15,588        15,336       17,181
=============================================================================


The fair value of certain short-term and long-term investments are based on quoted market prices for those or similar investments. For long-term investments which have no quoted market prices and are accounted for on a cost basis, a reasonable estimate of fair value was made using available market and financial information. The fair value of long-term debt is based on the current rates offered to the company for debt of similar maturities. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange. The fair value of foreign currency instruments were estimated based on quoted market prices at April 30, 1997 and 1996.

Investments in debt and equity securities that have readily determinable fair values are classified and accounted for in one of three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are recorded at amortized cost in short-term and long-term investments. Available-for-sale securities are recorded at fair value in short-term or long-term investments with the change in fair value during the period excluded from earnings and recorded net of tax as a component of shareholders' equity. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

At April 30, 1997 and 1996, available-for-sale investments included only equity securities. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities at April 30, 1997 and 1996 were as follows:

                                      Gross         Gross
                                   Unrealized     Unrealized
                                     Holding       Holding
                          Cost        Gains         Losses      Fair Value
-----------------------------------------------------------------------------
April 30, 1997          $61,314      $15,058      $(18,035)       $58,337
April 30, 1996           32,046       87,795        (1,524)       118,317
=============================================================================

At April 30, 1997 and 1996, the net unrealized gain (loss) associated with available-for-sale securities of $(1,935) and $55,929 respectively, net of tax expense (benefit) of $(1,042) and $30,342, was included in retained earnings. Proceeds from the sale of available-for-sale securities during fiscal 1997 and 1996 were $45,965 and $2,829, respectively. Net gains included in income in fiscal 1997 and 1996 were $32,275 and $1,014, respectively. In addition, during fiscal 1997 the company donated equity securities with a cost of $2,000 and fair value of $13,400 to fund commitments to the Medtronic Foundation (See Note 11). The remaining decrease in gross unrealized holding gains and related increase in gross unrealized holding losses from fiscal 1996 to fiscal 1997 was primarily attributable to share-price volatility experienced during fiscal 1997 for certain equity securities held by the company.

Held-to-maturity investments at April 30, 1997 consisted primarily of U.S. government and corporate debt securities, all of which mature within three years. Debt securities are classified as held-to-maturity when the company has the positive intent and ability to hold the securities to maturity. These securities were carried at amortized cost of $223,302 and have a fair value of $223,302. During the fourth quarter of fiscal 1997, the company sold previously categorized held-to-maturity investments with an amortized cost of $316,075 to fund repurchases of company common stock, resulting in a loss that was not material. Election of this funding option does not affect the classification of the April 30, 1997 balance of the securities in the held-to-maturity portfolio as the company retains the intent and ability to hold those securities until they mature.

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

The company had contracts to exchange foreign currencies, principally the Japanese Yen and German Mark, for U.S. dollars in the following notional amounts:

April 30,                                          1997             1996
-----------------------------------------------------------------------------
Forward exchange contracts                      $ 150,635         $     --
-----------------------------------------------------------------------------
Put options                                         4,841            1,896
Call options                                         (143)          (1,686)
-----------------------------------------------------------------------------
Net purchased currency options                  $   4,698         $   210
=============================================================================

The company had aggregate foreign currency transaction gains (losses), primarily related to purchased currency options and forward contracts, of $1,926, $(20,789), and $(57,715), in fiscal 1997, 1996, and 1995, respectively. Realized gains (losses) on these contracts were offset by the (losses) gains on assets, liabilities, and transactions being hedged. Forward contracts and net premium on range forward option contracts in existence at the balance sheet date are recorded at their fair value. Gains and losses on forward and option contracts are recorded in selling, general, and administrative expense.

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

NOTE 4--DEBT

DEBT CONSISTED OF THE FOLLOWING AT APRIL 30:

                                  Average
Short-Term Debt                Interest Rate       1997            1996
-----------------------------------------------------------------------------
Bank borrowings                     2.1%         $ 99,716        $ 58,046
Current portion of
   long-term debt                   7.4%            6,659           2,644
-----------------------------------------------------------------------------
Total Short-Term Debt                            $106,375        $ 60,690
=============================================================================

                        Average     Maturity
Long-Term Debt       Interest Rate    Date        1997            1996
-----------------------------------------------------------------------------
Various notes            3.7%       1998-2007    $ 10,387        $ 11,371
Capitalized lease
   obligations           9.7%       1998-2008       3,593           3,965
-----------------------------------------------------------------------------
Total Long-Term Debt                             $ 13,980        $ 15,336
=============================================================================

Short-term borrowings consisted primarily of borrowings from non-U.S. banks at favorable interest rates and where natural hedges can be gained for foreign exchange purposes. The company has existing committed lines of credit of $383 million with various banks, of which $283 million was unused at April 30, 1997. Maturities of long-term debt for the next five fiscal years are as follows:
1998, $6,659; 1999, $2,632; 2000, $2,700; 2001, $1,180; 2002, $1,160,
thereafter, $6,308.

NOTE 5--SHAREHOLDERS' EQUITY

At April 30, 1997, Board of Directors' authorization existed to repurchase approximately 6.7 million shares of the company's common stock. In May 1997, the company's Board of Directors authorized an additional 6.0 million shares for repurchase.

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

Compensation and interest expense recognized were as follows:

Year ended April 30,      1997         1996        1995
-----------------------------------------------------------------------------
Interest expense        $2,580       $2,698      $2,907
Dividends paid           1,798        1,310         992
-----------------------------------------------------------------------------
Net interest expense       782        1,388       1,915
Compensation expense       779        1,316       2,327
-----------------------------------------------------------------------------
Total expense           $1,561       $2,704      $4,242
=============================================================================

Shares of common stock acquired by the plan are allocated to each employee in amounts based on company performance and the employee's annual compensation. At April 30, 1997 and 1996, allocated shares were 2,144,895 and 1,910,422, respectively, shares committed-to-be released were 196,213 and 234,473, respectively, and unallocated shares were 2,894,220 and 3,128,693, respectively. Unallocated shares are released based on the ratio of current debt service to total remaining principal and interest. The loan from the company to the ESOP is repayable over 20 years, ending on April 30, 2010. Interest is payable annually at a rate of 9.0%. The receivable from the ESOP is recorded as a reduction of the company's shareholders' equity and allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of earnings per share.

NOTE 7--STOCK PURCHASE AND AWARD PLANS

1994 STOCK AWARD PLAN
Effective April 29, 1994, the Board of Directors and shareholders approved the 1994 stock award plan which replaced the stock option, stock award, and non-employee director restricted stock plans. The 1994 stock award plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, performance shares, restricted stock in lieu of the annual retainer to non-employee directors, and other stock-based awards. There were 8,046,128 shares available under this plan for future grants at April 30, 1997.

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

A summary of nonqualified option transactions is as follows:

                          Option Price
                            Range Per          Number of        Expiration
                              Share             Shares             Date
-----------------------------------------------------------------------------
Outstanding at
    April 30, 1995       $ 2.67 - 35.00        6,510,284        1996 - 2005
Granted                   36.69 - 59.25          708,216        2001 - 2006
Exercised                  2.67 - 26.50          621,671        1996 - 2006
Cancelled                  7.53 - 54.13           66,459        2001 - 2006
-----------------------------------------------------------------------------
Outstanding at
    April 30, 1996       $ 4.88 - 59.25        6,530,370        1997 - 2006
Granted                   49.75 - 69.13          791,775        2002 - 2007
Exercised                  4.88 - 59.25        1,195,073        1997 - 2007
Cancelled                  7.53 - 68.50           88,522        2002 - 2007
-----------------------------------------------------------------------------
Outstanding at
    April 30, 1997       $ 4.88 - 69.13        6,038,550        1998 - 2007
=============================================================================

                          Option Price
                            Range Per          Number of        Expiration
                              Share             Shares             Date
-----------------------------------------------------------------------------
Exercisable at

    April 30, 1996       $ 4.88 - 54.13        4,185,351        1997 - 2006

    April 30, 1997         4.88 - 68.38        4,110,726        1998 - 2007
=============================================================================

In addition, stock options outstanding at April 30, 1997 assumed as part of certain 1997 and 1996 acquisitions were 200,917 and 20,567, respectively. Stock options exercisable under these plans were 159,194 and 3,529 at April 30, 1997. These options have an exercisable price range per share of $0.02 - 57.16 at April 30, 1997 and expire 1998-2007. No additional awards will be made under these plans.

Nonqualified options are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25 percent of the shares under option and generally have a contractual option term of 10 years. However, certain nonqualified options granted in foreign locations are exercisable immediately due to local tax law requirements.

Restricted stock and performance share awards are dependent upon continued employment and, in the case of performance shares, achievement of certain performance objectives. In 1997, 88,789 restricted shares were issued and 87,012 shares of common stock were issued pursuant to previous performance share grants. At April 30, 1997, total restricted shares outstanding under both the 1994 stock award plan and the previous restricted stock and performance share award plans were 863,446. Performance share awards for up to 337,161 shares, assuming maximum performance payout, were outstanding under the two plans at April 30, 1997. The actual number of performance shares awarded may vary depending on the degree to which the performance objectives are met. The cost of the restricted stock is generally expensed over five years from the date of issuance ($4,761 in 1997, $4,375 in 1996, and $3,797 in 1995). The estimated cost of the performance shares is expensed over the three year performance period from the date of grant ($7,582 in 1997, $10,313 in 1996, and $8,840 in 1995).

In 1997, the company adopted Statement of Financial Accounting Standard (SFAS) No. 123 "Accounting for Stock-Based Compensation" which encourages, but does not require companies to recognize compensation cost for stock-based compensation plans over the vesting period based upon the fair value of awards on the date of grant. However, the statement allows the alternative of the continued use of the intrinsic value method as prescribed in Accounting Principles Board Opinion
(APB) No. 25, "Accounting for Stock Issued to Employees." Therefore, as permitted, the company will continue to apply APB No. 25, and related Interpretations in accounting for its stock based compensation plans. Accordingly, no compensation expense has been recognized by the company for its nonqualified stock options and its stock purchase plan.

Had compensation expense for the company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                    1997             1996
-----------------------------------------------------------------------------
Net Income                   As reported         $ 529,988        $ 428,306
                             Pro forma             517,470          421,147
Earnings Per Share           As reported         $    2.22        $    1.80
                             Pro forma                2.17             1.77
=============================================================================

Pro forma net income reflects only options and other stock based awards granted in 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented because compensation cost is reflected over the options' vesting period, which is normally four years, and compensation cost for options granted prior to fiscal year 1996 is not considered.

The weighted-average fair value per option at the date of grant for options granted in 1997 and 1996 was $26.11 and $24.14, respectively. The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996:

                                                 1997               1996
-----------------------------------------------------------------------------
Risk-free interest rate                          6.26%              6.00%
Expected dividend yield                          0.61%              0.50%
Expected volatility factor                       28.9%              26.3%
Expected option term                           7 years            7 years
=============================================================================

STOCK PURCHASE PLAN
The stock purchase plan enables employees to contribute up to 10% of their wages toward purchase of the company's common stock at 85% of the market value. Employees purchased 421,291 shares at $50.89 per share in 1997. As of April 30, 1997, plan participants have had approximately $14,617 withheld to purchase shares at a price of $54.40 per share, or 85% of the market value of the company's common stock at October 31, 1997, whichever is less.

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

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes were:

Year ended April 30,                  1997           1996          1995
-----------------------------------------------------------------------------
United States                       $773,287       $532,297      $356,758
Non-U.S.                              35,856        126,700        85,347
-----------------------------------------------------------------------------
Earnings before income taxes        $809,143       $658,997      $442,105
=============================================================================

The provision for income taxes consisted of:

Year ended April 30,                  1997           1996          1995
-----------------------------------------------------------------------------
Taxes currently payable:

  U.S. federal                      $186,599       $154,941      $ 80,023
  U.S. state and other                55,638         35,696        22,297
  Non-U.S.                            28,443         62,750        45,717
-----------------------------------------------------------------------------
    Total currently payable          270,680        253,387       148,037

Deferred tax (benefit) expense:
  U.S. federal                        (4,581)       (34,232)       (1,955)
  U.S. state and other                (8,047)        (2,526)        2,755
  Non-U.S.                               962          3,495        (9,925)
-----------------------------------------------------------------------------
    Net deferred tax benefit         (11,666)       (33,263)       (9,125)

Tax expense credited directly to
  shareholders' equity                20,141         10,567         9,193
-----------------------------------------------------------------------------
Total provision                     $279,155       $230,691      $148,105
=============================================================================

Deferred tax assets (liabilities) were comprised of the following:

April 30,                                           1997           1996
-----------------------------------------------------------------------------
Deferred tax assets:

  Inventory (Intercompany profit in inventory
    and excess of tax over book valuation)        $98,333        $98,753

  Accrued liabilities                              42,167         35,071

  Other                                            17,881         13,437
-----------------------------------------------------------------------------
    Total deferred tax assets                     158,381        147,261
-----------------------------------------------------------------------------
Deferred tax liabilities:

  Intangible assets                                (6,458)        (6,835)

  Undistributed earnings of subsidiaries           (7,048)       (14,645)

  Accumulated depreciation                        (12,340)       (13,198)

  Unrealized (gain) loss on investments             1,042        (30,342)

  Other                                           (14,653)        (7,086)
-----------------------------------------------------------------------------
    Total deferred tax liabilities                (39,457)       (72,106)
-----------------------------------------------------------------------------
Net deferred tax assets                          $118,924        $75,155
=============================================================================

The company's effective income tax rate varied from the U.S. federal statutory tax rate as follows:

Year ended April 30,                     1997          1996         1995
-----------------------------------------------------------------------------
U.S. federal statutory tax rate          35.0%         35.0%        35.0%

Increase (decrease) in tax rate
  resulting from:

  U.S. state taxes, net of federal
    tax benefit                           2.3           2.3          2.2

  Tax benefits from operations in
    Puerto Rico                          (2.3)         (3.4)        (4.2)

  Non-U.S. taxes                          0.6           1.6          1.5

  Other, net                             (1.1)         (0.5)        (1.0)
-----------------------------------------------------------------------------
Effective tax rate                       34.5%         35.0%        33.5%
=============================================================================

Taxes are not provided on undistributed earnings of non-U.S. subsidiaries because such earnings are either permanently reinvested or do not exceed available foreign tax credits. Current U.S. tax regulations provide that earnings of the company's manufacturing subsidiaries in Puerto Rico may be repatriated tax free; however, the Commonwealth of Puerto Rico will assess a tax of up to 10% in the event of repatriation of earnings prior to liquidation. The company has provided for the anticipated tax attributable to earnings intended for dividend repatriation. At April 30, 1997, earnings permanently reinvested in subsidiaries outside the United States were $136,019.

At April 30, 1997, approximately $13,513 of non-U.S. tax losses were available for carryforward. These carryforwards are subject to valuation allowances and generally expire within a period of one to five years.

NOTE 9--RETIREMENT BENEFIT PLANS

The company has various retirement benefit plans covering substantially all U.S. employees and many employees outside the United States. The cost of these plans was $36,525 in 1997, $36,598 in 1996, and $28,483 in 1995.

DEFINED BENEFIT PLAN (UNITED STATES)
In the United States, the company maintains a qualified pension plan designed to provide guaranteed minimum retirement benefits to substantially all U.S. employees. Plan benefits are calculated using a combination of years of service, final average earnings, primary social security benefits, and age. It is the company's policy to fund retirement costs within the limits of allowable tax deductions. Contributions to the plan were $9,392, $11,925, and $13,784 in 1997, 1996, and 1995, respectively. Plan assets consist of a diversified portfolio of fixed-income investments, debt and equity securities, and cash equivalents. Plan assets include investments in the company's common stock of $22,160 and $17,000 at April 30, 1997 and 1996, respectively.

Net pension cost for the U.S. plan included the following  components:

Year ended April 30,                   1997          1996          1995
-----------------------------------------------------------------------------
Service cost--benefits earned
    during the year                 $  8,093      $   6,653     $   6,391
Interest cost on projected
    benefit obligation                 7,969          6,516         5,680
Return on assets                     (16,592)       (21,061)       (9,775)
Net amortization and deferral          6,161         11,459         2,155
-----------------------------------------------------------------------------
Net pension cost                    $  5,631      $   3,567     $   4,451
=============================================================================

The funded status of the U.S. plan was as follows:

April 30,                                          1997              1996
-----------------------------------------------------------------------------
Actuarial present value of benefit obligation:

    Vested benefits                             $(73,160)         $(65,725)
    Nonvested benefits                            (8,421)           (8,245)
-----------------------------------------------------------------------------
Accumulated benefit obligation                   (81,581)          (73,970)

Excess of projected benefit obligation
    over accumulated benefit obligation          (34,442)          (31,560)
-----------------------------------------------------------------------------
Projected benefit obligation                    (116,023)         (105,530)
Plan assets at fair value                        151,320           126,913
-----------------------------------------------------------------------------
Plan assets in excess of
    projected benefit obligation                  35,297            21,383
Unrecognized May 1, 1986, net asset                   --              (432)
Unrecognized net actuarial (gain) loss            (6,336)            4,309
Unrecognized prior service cost                     (416)             (476)
-----------------------------------------------------------------------------
Net prepaid pension cost asset                 $  28,545          $ 24,784
=============================================================================


The actuarial assumptions were as follows:

Year ended April 30,                       1997         1996         1995
-----------------------------------------------------------------------------
Discount rate                             7.75%         7.5%         8.0%
Expected long-term return on assets        9.0%         9.0%         9.0%
Average increase in compensation           5.0%         5.0%         5.0%
=============================================================================

In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable wages are provided to certain employees under non-qualified plans. The net periodic cost of non-qualified pension plans was $1,770 in 1997. The unfunded accrued pension cost totaled $7,746 at April 30, 1997.

DEFINED BENEFIT PLANS (NON-U.S.)
Retirement coverage for non-U.S. employees of the company is provided, to the extent deemed appropriate, through separate plans. Funding policies are based on local statutes. Retirement benefits are based on years of service, final average earnings, and social security benefits.

Net pension cost for the non-U.S. plans included the following components:

Year ended April 30,                       1997          1996         1995
-----------------------------------------------------------------------------
Service cost--benefits earned
    during the year                      $5,004        $5,096       $2,032
Interest cost on projected
    benefit obligation                    1,789         1,357          666
Return on assets (gain) loss                116           (36)         (27)
Net amortization and deferral               363           374          135
-----------------------------------------------------------------------------
Net pension cost                         $7,272        $6,791       $2,806
=============================================================================

In certain countries, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently, the company has pension plans which are underfunded. The following table sets forth the funded status of the non-U.S. plans:

April 30,                                          1997            1996
-----------------------------------------------------------------------------
Actuarial present value of benefit obligation:

    Vested benefits                            $  (9,413)        $(11,034)
    Nonvested benefits                            (1,241)            (657)
-----------------------------------------------------------------------------
Accumulated benefit obligation                   (10,654)         (11,691)

Excess of projected benefit obligation
    over accumulated benefit obligation          (16,602)         (20,317)
-----------------------------------------------------------------------------
Projected benefit obligation                     (27,256)         (32,008)
Plan assets at fair value                          1,044              608
-----------------------------------------------------------------------------
Projected benefit obligation
    in excess of plan assets                     (26,212)         (31,400)

Unrecognized May 1, 1994,
    net obligation                                 9,301           10,148

Unrecognized net actuarial loss                    1,579            7,955
-----------------------------------------------------------------------------
Net accrued pension liability                   $(15,332)        $(13,297)
=============================================================================

The range of assumptions for the non-U.S. plans, reflecting the different economic environments within the various countries, was as follows:

Year ended April 30,              1997             1996            1995
----------------------------------------------------------------------------
Discount rate                  4.0%-8.5%        6.5%-8.5%       6.5%-8.5%

Expected long-term
    return on assets                8.5%             8.5%            8.5%

Average increase
    in compensation            3.0%-6.0%        3.0%-4.5%            4.5%
=============================================================================

DEFINED CONTRIBUTION PLANS
The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and company performance. Expense under these plans was $16,402 in 1997, $17,786 in 1996, and $15,452 in 1995.

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

The net postretirement benefit cost of U.S. and Non-U.S. plans included the following components:

                                                               NON-U.S.
                                        U.S. PLANS               PLANS
Year ended April 30,            1997      1996      1995     1997     1996
-----------------------------------------------------------------------------

Service cost--benefits earned
    during the year            $1,847    $1,585    $1,446    $135     $106

Interest cost on accumulated
    benefit obligation          2,088     1,915     1,425     121       99

Return on assets                 (858)     (737)     (255)     --       --

Net amortization and
    deferral                      265       497       299       1    1,237
-----------------------------------------------------------------------------
Postretirement benefit cost    $3,342    $3,260    $2,915    $257   $1,442
=============================================================================

The company's policy has been to fund the cost of postretirement benefits as they are paid. In 1995, the company also began funding a trust within the limits of allowable tax deductions for the cost of these benefits.

The funded status of the U.S. and Non-U.S. plans was as follows:

                                                                NON-U.S.
                                      U.S. PLANS                 PLANS
Year ended April 30,              1997         1996         1997       1996
-----------------------------------------------------------------------------

Actuarial present value of
      postretirement benefit obligation:
      Retirees                  $ (5,280)    $ (6,262)    $  (104)      $(88)
      Other fully eligible
        participants              (6,287)      (4,938)       (248)      (157)
      Other active
        participants             (19,351)     (17,751)     (1,444)    (1,327)
-----------------------------------------------------------------------------
                                 (30,918)     (28,951)     (1,796)    (1,572)
Plan assets at fair value         12,080        5,926          --         --
Unrecognized net loss              1,706        3,669          97        130
-----------------------------------------------------------------------------
Net accrued postretirement
    benefit liability           $(17,132)    $(19,356)    $(1,699)   $(1,442)
=============================================================================

The actuarial assumptions were as follows:

                                                                NON-U.S.
                                       U.S. PLANS                PLANS
Year ended April 30,            1997      1996      1995      1997     1996
-----------------------------------------------------------------------------
Discount rate                  7.75%      7.5%      8.0%     7.75%     7.5%
Expected long-term return
    on assets                   9.0%      9.0%      9.0%       --       --
Health care cost trend rate     8.0%     10.0%     10.0%      8.0%    10.0%
=============================================================================

The health care cost trend rate is assumed to decrease gradually to 6% by 2002. Based on current estimates, increasing the health care cost trend rate by one percentage point each year would increase the accumulated post retirement benefit obligation for U.S. and Non-U.S. plans by $2,992 and $262, respectively, and the annual postretirement benefit cost by $493 and $43, respectively.

NOTE 10--LEASES

The company leases offices, manufacturing and research facilities, and warehouses, as well as transportation, data processing, and other equipment, under capital and operating leases. A substantial number of these leases contain options that allow the company to renew at the then fair rental value.

Future minimum payments under capitalized leases and noncancelable operating leases at April 30, 1997, were:

                                            Capitalized        Operating
                                              Leases             Leases
-----------------------------------------------------------------------------
1998                                          $1,085             $21,540
1999                                             893              17,336
2000                                             717              11,492
2001                                             485               9,318
2002                                             438               8,962
2003 and thereafter                            2,422               6,986
-----------------------------------------------------------------------------
Total minimum lease payments                   6,040             $75,634
                                                                 =======
Less amounts representing interest            (1,681)
-------------------------------------------------------
Present value of net minimum lease
    payments                                  $4,359
=======================================================

Rent expense for all operating leases was $32,832 in 1997, $27,406 in 1996 and $22,366 in 1995.

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

The Medtronic Foundation, funded entirely by the company, was established to maintain good corporate citizenship in its communities. In 1993, the company made a commitment to contribute $12,000 over an approximate five-year period. During fiscal 1997, the company donated equity securities with a cost of $2,000 and a fair value of $13,400 to fund the remaining balance under the 1993 commitment. This donation is expected to also fund the Medtronic Foundation's operating needs through the end of fiscal 1998. Commitments to the Medtronic Foundation are expensed when authorized and approved by the company's Board of Directors.

NOTE 12--QUARTERLY FINANCIAL DATA (UNAUDITED, IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)

                        First      Second      Third    Fourth     Fiscal
                       Quarter    Quarter    Quarter    Quarter     Year
-----------------------------------------------------------------------------
Net Sales
    1997                $600.9     $598.2     $598.7     $640.5   $2,438.2
    1996                 524.9      520.0      530.1      597.1    2,172.1
Gross Profit
    1997                 445.3      447.1      446.4      489.2    1,828.0
    1996                 373.9      374.0      386.4      446.4    1,580.7
Net Earnings
    1997                 127.4      128.3      128.7      145.5      530.0
    1996                  97.3      102.8      106.6      121.6      428.3
Earnings per Share:
    1997                   .53        .54        .54        .62       2.22
    1996                   .41        .43        .45        .51       1.80
=============================================================================

Quarterly and annual earnings per share are calculated independently based on the weighted average number of shares outstanding during the period. Fiscal year 1996 has been restated to reflect the November 1995 acquisition of Micro Interventional Systems, Inc., the May 1996 acquisition of AneuRx, Inc. and the June 1996 acquisition of InStent, which were accounted for as poolings-of-interests.

NOTE 13--SEGMENT REPORTING
The company operates in a single industry segment -- providing medical products and services. For management purposes, the company is segmented into three geographic areas -- the Americas, Europe/Middle East/Africa (Europe), and Asia/Pacific markets. The geographic areas are, to a significant degree, interdependent with respect to research, product supply, and business expertise. Sales between geographic areas are made at prices which would approximate transfers to unaffiliated distributors. In the presentation below, the profit derived from such transfers is attributed to the area in which the sale to the unaffiliated customer is eventually made. Because of the interdependence of the geographic areas, the operating profit as presented may not be representative of the geographic distribution which would occur if the areas were not interdependent. In addition, comparison of operating results between geographic areas and between years may be significantly impacted by foreign currency fluctuations.


GEOGRAPHIC AREA INFORMATION

                          United                  Asia      Other       Elimi-     Consoli-
                          States      Europe    Pacific   Americas     nations      dated
---------------------------------------------------------------------------------------------
1997
Sales to unaffiliated
    customers           $1,403,162   $701,255   $268,360   $65,447   $      --    $2,438,224
Intergeographic
    sales                  216,773     68,936         20     4,182    (289,911)           --
---------------------------------------------------------------------------------------------
      Total sales        1,619,935    770,191    268,380    69,629    (289,911)    2,438,224
---------------------------------------------------------------------------------------------
Operating profit           504,660    156,950    102,759    10,733          --       775,102
Nonoperating
    income                                                                            34,041
---------------------------------------------------------------------------------------------
Earnings before
    income taxes                                                                     809,143
---------------------------------------------------------------------------------------------
Identifiable assets       1,548,821   449,991    185,498    43,489    (160,224)    2,067,575
Corporate assets                                                                     341,635
---------------------------------------------------------------------------------------------
      Total assets                                                                $2,409,210
=============================================================================================

1996
Sales to unaffiliated
    customers            $1,240,975  $617,554   $257,018   $56,553   $      --    $2,172,100
Intergeographic
    sales                   148,515    87,187         --     5,061    (240,763)           --
---------------------------------------------------------------------------------------------
      Total sales         1,389,490   704,741    257,018    61,614    (240,763)    2,172,100
---------------------------------------------------------------------------------------------
Operating profit            405,707   158,983    108,805     8,223          --       681,718
Nonoperating
    expense                                                                          (22,721)
---------------------------------------------------------------------------------------------
Earnings before
    income taxes                                                                     658,997
---------------------------------------------------------------------------------------------
Identifiable assets       1,371,170   424,415    179,595    35,785    (161,047)    1,849,918
Corporate assets                                                                     704,782
---------------------------------------------------------------------------------------------
      Total assets                                                                $2,554,700
=============================================================================================

1995
Sales to unaffiliated
    customers            $976,589    $505,914   $212,725   $47,164   $   --       $1,742,392
Intergeographic
    sales                 132,105      52,002         --     3,020    (187,127)           --
---------------------------------------------------------------------------------------------
      Total sales       1,108,694     557,916    212,725    50,184    (187,127)    1,742,392
---------------------------------------------------------------------------------------------
Operating profit          287,824     106,243     91,046     4,746          --       489,859
Nonoperating
    expense                                                                          (47,754)
---------------------------------------------------------------------------------------------
Earnings before
    income taxes                                                                     442,105
---------------------------------------------------------------------------------------------
Identifiable assets     1,206,912     308,579    149,394    30,515    (123,220)    1,572,180
Corporate assets                                                                     374,552
---------------------------------------------------------------------------------------------
      Total assets                                                                $1,946,732
=============================================================================================


Nonoperating income and expenses consist principally of non-allocable corporate activities. Intergeographic sales and the intergeographic profit remaining in ending inventories are the principal items reflected as eliminations.

                                         FINANCIALS


SELECTED FINANCIAL DATA

(in millions of dollars, except per share data)
---------------------------------------------------------------------------------------------
                           1997     1996      1995      1994      1993      1992      1991
---------------------------------------------------------------------------------------------
OPERATING RESULTS FOR THE YEAR:

Net sales               $2,438.2  $2,172.1  $1,742.4  $1,390.9  $1,328.2  $1,176.9  $1,021.4
Cost of products sold      610.2     591.4     540.1     431.7     420.1     381.8     331.7
Research and development
   expense                 280.2     243.8     191.4     156.3     133.0     109.2      89.5
Selling, general, and
   administrative expense  763.3     700.9     574.6     456.3*    460.0*    439.9     399.9*
Interest expense             9.4       8.1       9.0       8.2      10.4      13.4      13.8
Interest income            (34.0)    (31.1)    (14.8)     (8.4)     (8.8)    (10.3)     (9.7)
----------------------------------------------------------------------------------------------
Earnings from continuing
   operations before
   income taxes            809.1     659.0     442.1     346.8     313.5     242.9     196.2
Provision for income
   taxes                   279.2     230.7     148.1     114.4     101.9      81.4      62.9
----------------------------------------------------------------------------------------------
Earnings from continuing
   operations              530.0     428.3     294.0     232.4     211.6     161.5     133.4
Cumulative effect of
   accounting changes (net)   --        --        --        --     (14.4)       --        --
----------------------------------------------------------------------------------------------
Net earnings              $530.0    $428.3    $294.0    $232.4    $197.2    $161.5    $133.4
==============================================================================================
Net earnings as a percent
   of net sales             21.7%     19.7%     16.9%     16.7%     14.8%     13.7%     13.1%
Net earnings as a percent
   of average shareholders'
   equity                   29.6%     27.0%     24.6%     24.5%     24.1%     21.8%     21.4%
----------------------------------------------------------------------------------------------
Per share of common stock:
   Earnings from continuing
     operations before
     cumulative effects
     of accounting changes  $2.22    $1.80     $1.28     $1.01      $.89      $.68       $.56
   Net earnings              2.22     1.80      1.28      1.01       .83       .68        .56
   Cash dividends declared    .38      .26       .21       .17       .14       .12        .10
----------------------------------------------------------------------------------------------
Gross margin percentage      75.0%    72.8%     69.0%     69.0%     68.4%     67.6%      67.5%

FINANCIAL POSITION AT APRIL 30:

Working capital            $719.2   $862.1    $647.8    $406.4    $426.6    $387.3     $320.1
Current ratio               2.4:1    2.6:1     2.4:1     1.9:1     2.2:1     2.3:1      2.1:1
Property, plant, and
   equipment, net           487.2    416.9     331.1     301.8     282.8     256.8      217.2
Total assets              2,409.2  2,554.7   1,946.7   1,623.3   1,292.5   1,163.5    1,024.1
Long-term debt               14.0     15.3      14.2      20.2      10.9       8.6        7.9
Long-term debt as a percent
   of shareholders' equity    0.8%     0.8%      1.1%      1.9%      1.3%      1.1%       1.2%
Shareholders' equity      1,746.2  1,836.3   1,335.0   1,053.5     841.5     796.5      683.2
Shareholders' equity
   per common share          7.47     7.67      5.78      4.53      3.64      3.35       2.87

ADDITIONAL INFORMATION:

Expenditures for property,
   plant, and equipment    $178.6   $171.5    $104.0     $86.0     $87.4     $83.2      $73.7
Full-time employees at
   year-end                11,722   10,666     8,896     8,709     8,334     8,314      7,560
Full-time equivalent
   employees at year-end   13,719   12,499    10,313     9,856     9,247     9,392      8,470
==============================================================================================


                       [WIDE TABLE CONTINUED FROM ABOVE]


                                             Medtronic, Inc.
------------------------------------------------------------
                            1990    1989    1988     1987
------------------------------------------------------------
OPERATING RESULTS FOR THE YEAR:

Net sales                  $865.9  $765.8  $669.9   $515.4
Cost of products sold       281.7   248.5   217.4    176.9
Research and development
   expense                   81.5    67.7    55.1     43.6
Selling, general, and
   administrative expense   331.3*  291.9*  267.2    187.7
Interest expense             10.1     8.4     5.9      4.3
Interest income              (6.2)   (5.6)   (7.1)    (7.2)
------------------------------------------------------------
Earnings from continuing
   operations before
   income taxes             167.5   155.0   131.4    110.2
Provision for income
   taxes                     54.6    54.7    44.8     34.8
------------------------------------------------------------
Earnings from continuing
   operations               112.9   100.3    86.6     75.3
Cumulative effect of
   accounting changes (net)    --      --      --       --
------------------------------------------------------------
Net earnings               $112.9  $100.3   $86.6    $75.3
============================================================
Net earnings as a percent
   of net sales              13.0%   13.1%   12.9%    14.6%
Net earnings as a percent
   of average shareholders'
   equity                    21.3%   22.2%   21.2%    19.8%
------------------------------------------------------------
Per share of common stock:
   Earnings from continuing
     operations before
     cumulative effects
     of accounting changes    $.48    $.43   $.37     $.31
   Net earnings                .48     .43    .37      .31
   Cash dividends declared     .09     .07    .06      .05
------------------------------------------------------------
Gross margin percentage       67.5%   67.6%  67.5%    65.7%

FINANCIAL POSITION AT APRIL 30:

Working capital             $240.4  $206.1  $244.6  $250.2
Current ratio                1.9:1   1.9:1   2.3:1   3.0:1
Property, plant, and
   equipment, net            183.6   157.2   134.6   121.1
Total assets                 885.3   783.0   661.3   580.0
Long-term debt                 8.0     8.2    11.1     7.6
Long-term debt as a percent
   of shareholders' equity     1.4%    1.7%    2.7%    1.9%
Shareholders' equity         565.2   492.7   412.0   403.1
Shareholders' equity
   per common share           2.40    2.12    1.72    1.61

ADDITIONAL INFORMATION:

Expenditures for property,
   plant, and equipment      $59.3   $57.4   $39.1   $28.5
Full-time employees at
   year-end                  7,030   6,529   5,939   5,156
Full-time equivalent
   employees at year-end     7,717   7,152   6,471   5,587
============================================================

*Certain costs and income separately disclosed on the statement of consolidated earnings are included in selling, general, and administrative expense.


                              INVESTOR INFORMATION

ANNUAL MEETING
The annual meeting of Medtronic shareholders will take place on Wednesday, August 27, 1997, beginning at 10:30 a.m. at the Corporate Center, 7000 Central Avenue, NE, Minneapolis (Fridley), Minnesota. The Notice of Annual Meeting and Proxy Statement are mailed to shareholders with the annual report.

INVESTOR INFORMATION
Shareholders, securities analysts, and investors seeking additional information about the company should call Investor Relations at 612-514-3035.

The following information may be obtained upon request from the Medtronic Investor Relations Department MS-206, 7000 Central Avenue, NE, Minneapolis, Minnesota 55432, USA:

* News releases describing significant company events and sales and earnings results for each quarter and the fiscal year.

* Form 10-K Annual and Form 10-Q Quarterly Reports to the Securities and Exchange Commission detailing Medtronic's business and financial condition.

You may also learn more about Medtronic via the Internet. Contact us at "www.medtronic.com".


STOCK EXCHANGE LISTING
New York Stock Exchange
(symbol: MDT)

The following are registered and unregistered trademarks of Medtronic, Inc. and its affiliated companies: Activa(TM), Act II(TM), AlgoMed(TM), Amazr(TM), Atakr(R), beStent(TM), Bio-Medicus(R), Bio-Pump(R), Bioglide(R), Biotrend(TM), CapSure(R), CapSure(R) Z, CapSureFix(R), CardioRhythm(R), Cardiotherm(TM), Champion(TM), Chronicle(TM), Clearcut 2(R), Collection(TM), Delta(R), Diamond(TM) II, DLP(R), Dual Stim(TM), Dual4(TM), Dualscreen(TM), EZ(TM), Flashback(TM), Freestyle(R), Gem(TM), Hancock(R), Hemodoppler(TM), Hemopump(R), Hemostatus(TM), Hepamed(TM), Hepcon(R), ImPort(R), Inspire(TM), InStent(R), Interstim(TM), IsoMed(TM), ITB(TM), Itrel(R) 3, Itrel(R) EZ(TM), Itrel(R) II, Jewel(R), Jewel Plus(TM), Kappa(TM), Marinr(R), Marker Channel(TM), Mattrix(R), Maxima(R), MC2(TM), Medtronic Hall(TM), Medtronic(R), Medtronic(R) Cardiovascular Alliance, Medtronic.Kappa(TM), Micro Jewel(R), Micro Jewel(R) II, Millenia(R), Minimax Plus(R), Minimax(R), MIS(R), Mosaic(R), Octopus(TM), OPT Optimal Pacing Therapy(R), PAR (Patient Activated Reservoir)(R), Performr(TM), Reveal(TM), Rivas(TM), Sculptor(R), Sequestra(TM), SynchroMed(R), Thera(R) i, Thera(R) i Series(TM), Transform(R), Vascucoil(TM), Vector(TM), Vision(TM), Vitatron(R), Wiktor(R), Wiktor(R)-i, and Zeppelin(TM).

Carmeda(R) is a registered trademark of Carmeda AB, Sweden.

Lioresal(R) is a registered trademark of Novartis Pharmaceutical Corporation of Summit, NJ, USA.

UC9700637EN
(C)Medtronic, Inc. 1997
All Rights Reserved
Printed in USA

STOCK TRANSFER AGENT AND REGISTRAR
Norwest Bank Minnesota, N.A., acts as transfer agent and registrar, dividend paying agent and dividend reinvestment plan agent for Medtronic and maintains all shareholder records for the company. If you have questions regarding the Medtronic stock you own, stock transfers, address or name changes, direct deposit of dividends, lost dividend checks, lost stock certificates or duplicate mailings, please contact Norwest's Shareowner Services by writing or calling:

Norwest Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
P.O. Box 64854
St. Paul, MN 55164-0854
Telephone:  1-800-468-9716 or
            1-612-450-4064
Fax:        1-612-450-4078


DIVIDEND REINVESTMENT PLAN
Medtronic shareholders can take advantage of this plan that permits automatic reinvestment of dividends to purchase whole or fractional shares of Medtronic stock. The plan also permits cash contributions ranging from $25 to $4,000 per month to purchase additional stock. All registered holders of Medtronic stock may participate. For more information, please contact the transfer agent.


INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP, Minneapolis

[STOCK LOGO]


PRICE RANGE OF MEDTRONIC STOCK

Fiscal Qtr.       1st Qtr.     2nd Qtr.     3rd Qtr.     4th Qtr.
-----------------------------------------------------------------
1997
   High            $57.50       $66.25       $70.50       $71.38
   Low              47.38        50.00        61.38        58.38

1996
   High             41.19        59.88        59.88        61.75
   Low              35.88        40.06        47.13        51.25
-----------------------------------------------------------------
Prices are closing quotations. On July 3, 1997 there were 27,684 holders of record of the company's common stock. The regular quarterly cash dividend was
9.5 cents per share for fiscal 1997 and 6.5 cents per share for fiscal 1996.


                                       64