Form 10-K, Exhibit 13
period 1998-04-30
MEDTRONIC INC
filed 1998-07-21
CIK 64670

EXHIBIT 13


PARTNERS IN
  MEDICAL
INNOVATION



                                    [PHOTOS]




                                                              1998 ANNUAL REPORT
                                                                FINANCIAL REVIEW



                                                                MEDTRONIC [LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

SUMMARY
Medtronic is the world's leading medical technology company specializing in implantable and interventional therapies. Primary products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, coronary and peripheral vascular disease, heart valves replacement, extracorporeal cardiac support, minimally invasive cardiac surgery, malignant and non-malignant pain, movement disorders, neurosurgery, and neurodegenerative disorders.

Fiscal 1998 was a solid year for the company, as evidenced by the 13th consecutive year of increases in revenues. Net sales of $2.60 billion represent a 6.8% increase over the $2.44 billion in fiscal 1997. Net sales excluding the effects of foreign currency translation increased 11.1% compared to increases of 15.2% in fiscal 1997 and 23.5% in fiscal 1996. The growth during fiscal 1998 was led by the performance of core product lines, particularly Cardiac Rhythm Management and Neurological. The decrease in the growth rates from year to year is primarily the result of the timing of new product introductions during fiscal years 1996, 1997, and 1998 as well as declining growth rates in certain markets.

Fiscal 1998 marked a year in which the company announced significant management initiatives to reduce manufacturing and administrative costs throughout the company. These initiatives include restructuring the vascular organization and reducing global infrastructure by streamlining certain manufacturing and administrative operations within the United States, Europe, and Japan. The company believes these actions will significantly strengthen the company's competitive position in the global health care market, which itself is under increasing cost pressures. Net earnings and earnings per share (diluted) for fiscal 1998 were $457.4 million and $0.96, respectively, compared to $530.0 million and $1.09, respectively, for fiscal 1997. Excluding the effects of the $205.3 million pre-tax non-recurring charges taken in the third quarter, fiscal 1998 earnings per share would have been $1.25 (diluted), representing an increase of 14.7%.

NET SALES
The increase in net sales from fiscal 1997 to fiscal 1998 was primarily the result of continued unit volume increases. With the exception of angioplasty catheters, selling prices for the company's products during fiscal 1998 remained relatively stable overall, although certain products experienced low single-digit declines in selling prices as a result of the medical market's continued focus on cost controls and competitive pricing. Sales in the United States in fiscal 1998 increased 12.8% over the prior year, compared to 14.6% in fiscal 1997. Sales outside the United States increased 8.7% on a constant currency basis compared to 16.0% in fiscal 1997. Sales in non-U.S. markets accounted for 38.6% of worldwide net sales, compared with 41.8% in fiscal 1997 and 43.0% in fiscal 1996. Foreign exchange rate movements had an unfavorable year-to-year impact on international net sales of $103.2 million and $64.4 million in fiscal 1998 and fiscal 1997, respectively, and a favorable year-to-year impact of $21.3 million in fiscal 1996. These exchange rate movements are caused primarily by the impact of the stronger U.S. dollar in fiscal 1998 and 1997 and the relatively weaker U.S. dollar in fiscal 1996 versus major European currencies and the Japanese yen. The impact of foreign currency fluctuations on net sales is not necessarily indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and the company's hedging activities (see also Market Risk and Note 4 to the consolidated financial statements for further details on foreign currency instruments and the company's risk management strategies with respect thereto). As reflected in Note 4, realized gains and losses on the company's hedging activities were offset by the transactions being hedged and are therefore consistent with the company's risk management strategies.

The following is a summary of sales by product line as a percentage of total net sales:

Year ended April 30,            1998            1997            1996
--------------------------------------------------------------------------------
Cardiac Rhythm Management       64.2%           65.6%           67.9%
Other Cardiovascular            21.0            22.0            23.6
Neurological & Other            14.8            12.4             8.5
================================================================================

Net sales of Cardiac Rhythm Management products, which consist primarily of products for bradycardia pacing and tachyarrhythmia management, increased 8.7% in fiscal 1998 after removing the impact of foreign exchange rate fluctuations, versus growth of 11.5% in fiscal 1997. This growth was led by strong contributions from Tachyarrhythmia Management's Micro Jewel II implantable cardioverter defibrillator, which continues to hold a strong market share position in the highly competitive defibrillator marketplace. The company has applied for U.S. Food and Drug Administration (FDA) regulatory clearance for the Gem and Gem DR, part of the next generation Gem family of defibrillators. In June 1998, the company launched the Gem DR in Europe and certain markets outside the U.S. Unit sales of bradycardia implantable pulse generators (IPGs) achieved more than 8.0% growth in fiscal 1998. Bradycardia unit sales continued to reflect strong growth in both U.S. and non-U.S. markets, primarily on the strength of the new Medtronic.Kappa 400 series pacemakers, which were released in Europe in January 1997 and which received FDA clearance in late January 1998. In addition, the Medtronic.Kappa 700 series, a full family of pacemakers to replace the Thera (i-SERIES), was launched in Europe in early April 1998.

                                    U.S. VS.
                                  INTERNATIONAL
                                      SALES
                             In Millions of Dollars
                               [STACKED BAR GRAPH]

                                 1998        1997        1996
                             --------    --------    --------
              U.S.           $1,598.5    $1,403.2    $1,241.0
              International   1,006.3     1,035.0       931.1
                             --------    --------    --------

                             $2,604.8    $2,438.2    $2,172.1
                             ========    ========    ========


                                  NET SALES BY
                                  PRODUCT LINE
                             In Millions of Dollars
                               [STACKED BAR GRAPH]

                                          1998        1997        1996
                                      --------    --------    --------
           Cardiac Rhythm Management  $1,673.6    $1,600.1    $1,474.2
           Other Cardiovascular          546.0       537.4       512.8
           Neurological & Other          385.2       300.7       185.1
                                      --------    --------    --------

                                      $2,604.8    $2,438.2    $2,172.1
                                      ========    ========    ========

Sales within the Other Cardiovascular product line, consisting of heart valves, perfusion and blood management systems, cannulae, surgical accessories, balloon and guiding catheters and stents, increased 6.6% and 8.4% in fiscal 1998 and fiscal 1997, respectively, after excluding the effects of foreign currency translation. The fiscal 1998 growth is attributable in significant part to sales of the Wiktor Prime coronary stent in the first half of fiscal 1998 and by strong growth in sales of tissue values and surgical cannulae products. The Medtronic Freestyle stentless aortic tissue heart valve, which received FDA clearance in November 1997, also contributed to accelerated sales growth of tissue valves. However, balloon catheter sales decreased significantly from the prior year as significant competition for balloon catheters continued, resulting in declining unit sales and continued declining average selling prices. The stent market has also become increasingly competitive, particularly in the United States. As a result of recent launches of competitive stents, the last two quarters of fiscal 1998 marked sequential declines in stent sales. These disappointing sales results for balloon catheters and stents necessitated management initiatives during the third quarter of fiscal 1998 to reduce costs in the vascular organization and focus on new products as discussed in Note 3 to the consolidated financial statements. The first of several new coronary vascular products, the Presario single-operator exchange balloon catheter, was released internationally late in the fourth quarter of fiscal 1998. The endovascular stent-graft system, launched outside the United States in the second quarter of fiscal 1998, continues to gain rapid medical acceptance for minimally-invasive treatment of abdominal aortic aneurysms. Sales of cardiac perfusion and blood management systems were relatively flat as compared to the prior fiscal year.

Net sales of Neurological and Other products, consisting primarily of implantable neurostimulation devices, drug administration systems, neurosurgery products, and diagnostic systems, continued to experience significant growth. Exclusive of the effects of foreign currency translation, net sales grew 31.4% over the previous year compared to growth of 63.4% in fiscal 1997. Particularly strong sales growth during fiscal 1998 was achieved in the drug delivery product line as a result of continued increased demand for the SynchroMed drug infusion system for delivery of morphine for chronic pain and for delivery of Lioresal (baclofen, USP) Intrathecal for treatment of cerebral and spinal spasticity. Another strong growth factor was the continued rapid sales growth in Europe of Medtronic Activa neurostimulation therapy for control of essential tremor and tremor associated with Parkinson's disease. This therapy received U.S. FDA clearance in August 1997. Significant progress was made during the latter part of fiscal 1998 in training physicians and gaining reimbursement for this therapy in the majority of states. In September 1997, the company received FDA clearance to market its InterStim continence control therapy. The company is currently training centers to develop this market. In addition, neurosurgical shunts for hydrocephalus contributed to the strong growth. The November 1995 and April 1996 acquisitions of PS Medical and Synectics, respectively, contributed significantly to the fiscal 1997 growth rate.

COSTS AND EXPENSES
The following is a summary of major costs and expenses as a percentage of net sales:

Year ended April 30,                1998           1997           1996
--------------------------------------------------------------------------------
Cost of Products Sold               25.7%          25.0%          27.2%
Research & Development              11.4           11.5           11.2
Selling, General & Administrative   29.1           31.3           32.3
Non-recurring Charges                7.4            --             --
================================================================================

Cost of products sold as a percentage of net sales increased slightly in fiscal 1998 as compared to fiscal 1997. This increase was primarily the result of a $12.9 million charge included within the third quarter restructuring charge for obsolescence on certain vascular inventories. Without the $12.9 million obsolescence charge, cost of products sold as a percentage of net sales would have been 25.2%. The decrease in cost of products sold as a percentage of net sales from fiscal 1996 to fiscal 1997 resulted from the impact of favorable product and geographic mixes combined with increased volumes, and the favorable impact of foreign exchange rate fluctuations between the time products were shipped and sold. Improvements were partially offset by pricing pressures on certain products and costs related to new product introductions. Future gross margins will continue to be impacted by competitive pricing pressures, new product introductions, the mix of products both within and among businesses and geographies, and the effects of foreign currency fluctuations.

The company remains committed to spending aggressively on research and development (R&D) to develop technological enhancements and new indications for existing products, as well as to develop less invasive and new technologies to address unmet patient needs and to help reduce procedural costs and length of hospital stay. R&D expense was $297.2 million in fiscal 1998 compared to $280.2 million in fiscal 1997.

Selling, general, and administrative expense (SG&A) as a percent of sales decreased in both fiscal 1998 and 1997. The decrease in fiscal 1998 is primarily attributable to continued emphasis on achieving overall cost efficiencies in response to the weaker than anticipated revenue trends for certain products. The fiscal 1998 and 1997 decreases were also impacted by gains recognized from the sale of certain available-for-sale equity securities and increased royalty income offset in part by increased legal costs, additional investments in information technology, and marketing initiatives. In addition, the decrease in fiscal 1998 was impacted by an increase in the dollar amount of gains recognized from hedging activities as compared to the prior year.

As discussed in Note 3 to the consolidated financial statements, the company recorded pre-tax charges totaling $205.3 million during the third quarter of fiscal 1998. These charges included $156.4 million for management initiatives to restructure the vascular organization and reduce global infrastructure, $12.9 million for obsolescence on certain vascular inventories (included in cost of products sold in the above table) and a $36.0 million commitment to the Medtronic Foundation. Management believes these initiatives will eventually result in annualized pre-tax cost savings in excess of $50.0 million.

INCOME TAXES
The company's effective income tax rate in fiscal 1998 was 34.8% compared to an effective rate of 34.5% in fiscal 1997 and 35.0% in fiscal 1996, after restatement for the acquisitions of AneuRx and InStent. Excluding the effect of the non-recurring charges discussed in Note 3 to the consolidated financial statements, the effective income tax rate in fiscal 1998 would have been 34.5%. Despite tax legislation that reduces U.S. tax benefits derived from the company's operations in Puerto Rico, management believes that other tax planning initiatives should contribute to a reduction of up to one percentage point in the effective tax rate for fiscal 1999.

                                   R&D EXPENSE
                             In Millions of Dollars
                                   [BAR GRAPH]

                              1998       $297.2
                              1997        280.2
                              1996        243.8

                                  DIVIDENDS TO
                                  SHAREHOLDERS
                             In Millions of Dollars
                                   [BAR GRAPH]

                              1998       $102.9
                              1997         90.7
                              1996         60.4

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

SUMMARY
The company continued to strengthen its financial position during fiscal 1998. At April 30, 1998, working capital, the excess of current assets over current liabilities, totaled $979.6 million compared to $719.2 million at April 30, 1997. The current ratio at April 30, 1998, was 2.7:1 compared with 2.4:1 and 2.6:1 at April 30, 1997 and 1996, respectively. The company's net cash position, defined as the sum of cash, cash equivalents, and short-term investments less short-term borrowings and long-term debt was $316.3 million at April 30, 1998, compared to $130.2 million at April 30, 1997, and $430.8 million at April 30, 1996. The decrease in the company's current ratio and net cash position between fiscal 1996 and fiscal 1997 was primarily due to the repurchase of $476.6 million of stock during fiscal 1997.

CASH FLOW
Cash provided by operating activities was $590.1 million in fiscal 1998 compared to $463.6 million in fiscal 1997 and $500.9 million in fiscal 1996. Fiscal 1998 operating cash flows were more than sufficient to fund the company's stock repurchases, capital expenditures, and dividends paid to shareholders. Repurchases of common stock totaled $168.2 million in fiscal 1998, compared to $476.6 million and $33.6 million in fiscal 1997 and fiscal 1996, respectively. The significant stock repurchases during fiscal 1997 were supported by the company's existing strong cash position. Additions to property, plant and equipment totaled $148.2 million in fiscal 1998, compared to $171.3 million and $165.1 million in fiscal 1997, and 1996, respectively. The company expects future growth in capital spending to support increased manufacturing capacity and operational requirements. This spending will be financed primarily by funds from operations. Dividends paid to shareholders totaled $102.9 million, $90.7 million, and $60.4 million for fiscal 1998, 1997, and 1996, respectively. Consistent with the company's financial objectives, the company expects to continue paying dividends at a rate of approximately 20% of the previous year's net earnings.

In addition, significant items affecting cash flows during fiscal 1997 included net sales and maturities of marketable securities of $367.3 million and other investing activities of $99.1 million. Significant items affecting cash flows during fiscal 1996 included the cash purchase price paid for the acquisition of Synectics of approximately $56.0 million and net purchases of marketable securities totaling $190.3 million.

DEBT AND CAPITAL
At April 30, 1998, the total number of shares of common stock authorized by the Board of Directors for repurchase was approximately 21.9 million shares. During fiscal 1998, approximately 3.5 million shares were repurchased at an average price of $47.90. During fiscal 1997, approximately 14.8 million shares were repurchased at an average price of $32.18. The company repurchased shares in fiscal 1998 and 1997 to offset dilution resulting from shares issued in conjunction with purchased acquisitions in fiscal 1996 and fiscal 1997, the issuance of stock under employee stock purchase and award plans and to take advantage of market conditions. Future repurchases of common stock will depend upon the company's systematic stock repurchase plan, market conditions, restrictions related to pooling transactions, and other factors.

The company's capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percent of total capital was 5.1% at April 30, 1998, compared with 6.4% and 4.0% at April 30, 1997, and 1996, respectively.

One of the company's key financial objectives is achieving an annual return on equity (ROE) of at least 20%. ROE compares net earnings to average shareholders' equity and is a key measure of management's ability to utilize the shareholders' investment in the company effectively. In fiscal 1998, ROE was 24.1% as compared to 29.6% in fiscal 1997. Excluding the effects of the $205.3 million pre-tax charges taken in the third quarter, fiscal 1998 ROE would have been 30.3%. In fiscal 1996, ROE was 27.0% and in each of the preceding eight years, ROE exceeded 20%.

MARKET RISK
Due to the global nature of its operations, the company is subject to the exposures that arise from foreign exchange rate fluctuations. Such exposures arise from transactions denominated in foreign currencies, primarily from translation of results of operations from outside the United States, intercompany loans, and intercompany purchases of inventory. The company is also exposed to interest rate changes.

The company's objective in managing its exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes. The company utilizes a variety of simple derivative financial instruments, including foreign currency forward and option contracts, as hedges to meet these objectives. The principal currencies hedged are the Japanese yen and the German mark. The gains and losses on these contracts offset changes in the value of the related exposures. It is the company's policy to enter into foreign currency hedging transactions only to the extent true exposures exist. The company does not enter into foreign currency transactions for speculative purposes. The company's risk management activities for fiscal 1998 were successful in reducing the net earnings impact of currency fluctuations to an immaterial level despite adverse market conditions.

The fair value of all foreign currency derivative contracts outstanding at April 30, 1998 was $6.8 million, which does not represent the company's annual exposure. An analysis was prepared to estimate the sensitivity of the fair value of all derivative foreign exchange contracts to hypothetical 10% favorable and unfavorable changes in spot exchange rates at April 30, 1998. Premiums paid for purchased options are included in the fair value. The results of this estimation, which may vary from actual results, are as follows (in millions):

                                             Fair Value of Derivatives
                                             -------------------------

             10% adverse rate movement                 $(1.0)
             At April 30, 1998 rates                     6.8
             10% favorable rate movement                17.7

Any gains and losses on the fair value of derivative contracts would be largely offset by losses and gains on the underlying transactions or anticipated transactions. These offsetting gains and losses are not reflected in the above analysis. An analysis of the impact on the company's interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates compared to interest rates at April 30, 1998 shows no significant impact on expected fiscal 1999 earnings.

GOVERNMENT REGULATION AND OTHER MATTERS
Government and private sector initiatives to limit the growth of health care costs, including price regulation and competitive pricing, are continuing in many countries where the company does business, including the United States. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical therapies. Although the company believes it is well positioned to respond to changes resulting from this worldwide trend toward cost containment, the uncertainty as to the outcome of any proposed legislation or changes in the marketplace precludes the company from predicting the impact these changes may have on future operating results.

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

In the United States, the Food and Drug Administration (FDA), among other governmental agencies, is responsible for regulating the introduction of new medical devices, including laboratory and manufacturing practices, labeling and record keeping for medical devices, and review of manufacturers' required reports of adverse experience to identify potential problems with marketed medical devices. The FDA can ban certain medical devices, detain or seize adulterated or misbranded medical devices, order repair, replacement, or refund of such devices, and require notification of health professionals and others with regard to medical devices that present unreasonable risks of substantial harm to the public health. The FDA may also enjoin and restrain certain violations of the Food, Drug and Cosmetic Act and the Safe Medical Devices Act pertaining to medical devices, or initiate action for criminal prosecution of such violations. Moreover, the FDA administers certain controls over the export of such devices from the United States. Many of the devices that Medtronic develops and markets are in a category for which the FDA has implemented stringent clinical investigation and pre-market clearance requirements. Any delay or acceleration experienced by the company in obtaining regulatory approvals to conduct clinical trials or in obtaining required market clearances (especially with respect to significant products in the regulatory process that have been discussed in the company's announcements) may affect the company's operations or the market's expectations for the timing of such events and, consequently, the market price for the company's common stock.

Medical device laws are also in effect in many of the countries in which Medtronic does business outside the United States. These range from comprehensive device approval requirements for some or all of Medtronic's medical device products to requests for product data or certifications. The number and scope of these requirements are increasing.

In the early 1990s, the review time by the FDA to clear medical devices for commercial release lengthened and the number of clearances, both of 510(k) submissions and pre-market approval applications (PMAs), decreased. In response to public and congressional concern, the FDA Modernization Act of 1997 was adopted with the intent of bringing better definition to the clearance process. Although it is expected that the 1997 Act will result in improved cycle times for product clearance, there can be no assurance that the FDA review process will not involve delays or that clearances will be granted on a timely basis.

Medtronic is also subject to various environmental laws and regulations both within and outside the United States. The operations of the company, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify the potential impact of compliance with environmental protection laws, management believes that such compliance will not have a material impact on the company's financial position, results of operations or liquidity.

The company operates in an industry susceptible to significant product liability claims. In recent years, there has been increased public interest in product liability claims for implanted medical devices, including pacemakers and leads. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class, and the company has experienced an increase in such claims. During the past several years, United States District Courts in California, Florida, Kentucky, and Ohio have refused to certify class actions in cases brought against the company. This is consistent with the trend in class action law as it applies to the medical device industry generally. In addition, product liability claims may be asserted against the company in the future related to events not known to management at the present time. Management believes that the company's risk management practices, including insurance coverage, are reasonably adequate to protect against potential product liability losses.

In 1994, governmental authorities in Germany began an investigation into certain business and accounting practices by heart valve manufacturers. As part of this investigation, documents were seized from the company and certain other manufacturers. Subsequently, the United States Securities and Exchange Commission (SEC) also began an inquiry into this matter. In August 1996, the SEC issued a formal, non-public order of investigation to the company, as it did to at least one other manufacturer. Based upon currently available information, the company does not expect these investigations to have a materially adverse impact on the company's financial position, results of operations, or liquidity.

The company has completed a review of its computer systems with regard to year 2000 compliance and will either replace or correct through programming modifications those computer systems that have been found to have date-related deficiencies. In addition, the company is assessing the readiness of third parties (e.g., vendors and customers) that interact with the company's systems. Also being assessed are facility and telecommunication systems, as well as systems used to support manufacturing processes, to ensure that these will be year 2000 ready. The company's products have been assessed and found to be year 2000 compliant with the exception of a few requiring minor corrective actions.

External and internal costs specifically associated with modifying internal use software for year 2000 compliance are expensed as incurred. To date, those costs have not been material. Based upon currently available information, the company does not expect the costs of addressing potential year 2000 problems to have a material adverse impact on the company's financial position, results of operations or liquidity in future periods. The company plans to devote the necessary resources to resolve all significant year 2000 issues in a timely manner.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS
Certain statements contained in this Annual Report and other written and oral statements made from time to time by the company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast" and similar words or expressions. The company's forward-looking statements generally relate to its growth strategies, financial results, product development and regulatory approval programs, and sales efforts. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions, including, among others, those discussed in the previous section titled, "Government Regulation and Other Matters." Consequently, no forward-looking statement can be guaranteed and actual results may vary materially.

The company undertakes no obligation to update any forward-looking statement, but investors are advised to consult any further disclosures by the company on this subject in its filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q, and 8-K (if any), in which the company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. The company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

REPORT OF MANAGEMENT
--------------------------------------------------------------------------------

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


/s/ William W. George
William W. George
Chairman and Chief Executive Officer


/s/ Arthur D. Collins, Jr.
Arthur D. Collins, Jr.
President and Chief Operating Officer


/s/ Robert L. Ryan
Robert L. Ryan
Senior Vice President and Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

To the Shareholders and
Board of Directors of Medtronic, Inc.

In our opinion, the accompanying consolidated balance sheet and the related statements of consolidated earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc., and its subsidiaries at April 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Price Waterhouse LLP
Minneapolis, Minnesota
May 26, 1998

STATEMENT OF CONSOLIDATED EARNINGS

-------------------------------------------------------------------------------------------
(in thousands of dollars, except per share data)                           Medtronic, Inc.
-------------------------------------------------------------------------------------------
Year ended April 30,                                 1998           1997          1996
-------------------------------------------------------------------------------------------
NET SALES                                        $ 2,604,819    $ 2,438,224    $ 2,172,100
COSTS AND EXPENSES:
  Cost of products sold                              670,360        610,190        591,433
  Research and development expense                   297,177        280,214        243,829
  Selling, general, and administrative expense       757,647        763,347        700,876
  Non-recurring charges                              156,400           --             --
  Foundation commitment                               36,000           --             --
  Interest expense                                     8,161          9,375          8,089
  Interest income                                    (22,927)       (34,045)       (31,124)
-------------------------------------------------------------------------------------------
        Total costs and expenses                   1,902,818      1,629,081      1,513,103
-------------------------------------------------------------------------------------------
Earnings before income taxes                         702,001        809,143        658,997
Provision for income taxes                           244,619        279,155        230,691
-------------------------------------------------------------------------------------------
        Net earnings                             $   457,382    $   529,988    $   428,306
===========================================================================================
Weighted average shares outstanding                  468,936        477,386        474,872
Basic earnings per share                         $      0.98    $      1.11    $      0.90
===========================================================================================
Earnings per share assuming dilution             $      0.96    $      1.09    $      0.89
===========================================================================================
Weighted average shares outstanding
  assuming dilution                                  475,584        485,536        483,792
===========================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

----------------------------------------------------------------------------------------------------------
(in thousands of dollars)                                                                 Medtronic, Inc.
----------------------------------------------------------------------------------------------------------
April 30,                                                                          1998            1997
----------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                  $   382,734    $   197,388
    Short-term investments                                                          43,148         53,181
    Accounts receivable, less allowance
        for doubtful accounts of $14,469 and $13,673                               566,056        516,984
    Inventories:
        Finished goods                                                             147,689        123,282
        Work in process                                                             73,350         68,034
        Raw materials                                                              110,094         91,235
----------------------------------------------------------------------------------------------------------
            Total Inventories                                                      331,133        282,551
    Deferred tax assets                                                            146,429        121,087
    Prepaid expenses and other current assets                                       82,110         66,718
----------------------------------------------------------------------------------------------------------
            TOTAL CURRENT ASSETS                                                 1,551,610      1,237,909
PROPERTY, PLANT, AND EQUIPMENT:
    Land and land improvements                                                      26,540         25,449
    Buildings and leasehold improvements                                           239,011        223,398
    Equipment                                                                      687,943        655,719
    Construction in progress                                                        69,909         60,436
----------------------------------------------------------------------------------------------------------
                                                                                 1,023,403        965,002
    Accumulated depreciation                                                      (514,616)      (477,786)
----------------------------------------------------------------------------------------------------------
        Net Property, Plant, and Equipment                                         508,787        487,216
GOODWILL, net of accumulated amortization of $93,197 and $71,700                   368,768        394,238
OTHER INTANGIBLE ASSETS, net of
     accumulated amortization of $54,505 and $53,325                                97,791         96,730
LONG-TERM INVESTMENTS                                                              137,706        125,847
OTHER ASSETS                                                                       110,065         67,270
----------------------------------------------------------------------------------------------------------
          TOTAL ASSETS                                                         $ 2,774,727    $ 2,409,210
==========================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Short-term borrowings                                                      $    93,346    $   106,375
    Accounts payable                                                                89,149        110,337
    Accrued compensation                                                           173,141        124,603
    Accrued income taxes                                                            72,471         68,814
    Other accrued expenses                                                         143,935        108,562
----------------------------------------------------------------------------------------------------------
        TOTAL CURRENT LIABILITIES                                                  572,042        518,691
LONG-TERM DEBT                                                                      16,227         13,980
DEFERRED TAX LIABILITIES                                                            13,409          2,163
OTHER LONG-TERM LIABILITIES                                                        128,859        128,155
----------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES                                                          730,537        662,989
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
    Preferred stock--par value $1.00; 2,500,000 shares authorized, none outstanding
    Common stock--par value $.10; 800,000,000 shares authorized,
         469,045,244 and 467,627,010 shares issued and outstanding                  46,905         46,762
    Retained earnings                                                            2,092,296      1,784,319
    Cumulative translation adjustments and other                                   (67,111)       (56,960)
----------------------------------------------------------------------------------------------------------
                                                                                 2,072,090      1,774,121
    Receivable from Employee Stock Ownership Plan                                  (27,900)       (27,900)
----------------------------------------------------------------------------------------------------------
        TOTAL SHAREHOLDERS' EQUITY                                               2,044,190      1,746,221
----------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $ 2,774,727    $ 2,409,210
==========================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)                                                                               Medtronic, Inc.
-----------------------------------------------------------------------------------------------------------------------
                                                                                             Cumulative
                                                                                             Translation     Receivable
                                                                  Common       Retained      Adjustments        from
                                                                   Stock       Earnings       and Other         ESOP
-----------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1995                                          $ 11,551    $ 1,325,837      $  23,848      $ (29,980)
Net earnings                                                                     428,306
Dividends paid                                                                   (60,427)
Two-for-one stock split                                            11,560        (11,560)
Issuance of common stock under employee benefit
  and incentive plans                                                 126         24,720
Issuance of common stock in acquisition
  of subsidiaries                                                     261         80,666
Repurchases of common stock                                           (66)       (33,508)
Change in unrealized gain (loss) on investments, net of tax                       27,187
Income tax benefit from restricted stock and nonstatutory
  stock options                                                                    6,501
Translation adjustments                                                                         (26,523)
Repayment from ESOP                                                                                              1,308
Adjustment for pooling of interests                                   499         55,985
-----------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1996                                          $ 23,931    $ 1,843,707      $  (2,675)     $ (28,672)
Net earnings                                                                     529,988
Dividends paid                                                                   (90,716)
Issuance of common stock under employee benefit
  and incentive plans                                                 190         44,048
Repurchases of common stock                                          (740)      (475,825)
Change in unrealized gain (loss) on investments, net of tax                      (57,864)
Income tax benefit from restricted stock and nonstatutory
  stock options                                                                   14,362
Translation adjustments                                                                         (54,285)
Repayment from ESOP                                                                                                772
-----------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1997                                          $ 23,381    $ 1,807,700      $ (56,960)     $ (27,900)
Net earnings                                                                     457,382
Dividends paid                                                                  (102,939)
Two-for-one stock split                                            23,451        (23,451)
Issuance of common stock under employee benefit
  and incentive plans                                                 424         53,830
Repurchases of common stock                                          (351)      (167,872)
Change in unrealized gain (loss) on investments, net of tax                       21,848
Income tax benefit from restricted stock and nonstatutory
  stock options                                                                   45,798
Translation adjustments                                                                          (8,961)
Minimum pension liability                                                                        (1,190)
-----------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1998                                          $ 46,905    $ 2,092,296      $ (67,111)     $ (27,900)
=======================================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS

----------------------------------------------------------------------------------------------------------
(in thousands of dollars)                                                                 Medtronic, Inc.
----------------------------------------------------------------------------------------------------------
Year ended April 30,                                                      1998         1997        1996
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Net earnings                                                      $ 457,382    $ 529,988    $ 428,306
    Adjustments to reconcile net earnings to net cash
        provided by operating activities:
            Depreciation and amortization                               137,558      116,893      112,003
            Non-recurring charges, net                                   88,771         --           --
            Deferred income taxes                                        21,546        2,043      (33,106)
            Changes in operating assets and liabilities:
              Increase in accounts receivable                           (53,173)     (52,176)     (46,873)
              Increase in inventories                                   (59,750)     (16,904)     (30,439)
              (Increase) decrease in prepaid expenses
                 and other assets                                       (57,718)     (30,626)      18,922
              (Decrease) increase in accounts payable and
                 accrued liabilities                                     52,446      (42,996)      34,809
              (Decrease) increase in accrued income taxes                 3,629      (41,791)      (5,174)
              (Decrease) increase in deferred income                         79       (1,621)       1,230
              (Decrease) increase in postretirement benefit accrual        (467)       1,337        2,272
              (Decrease) increase in other long-term liabilities           (236)        (530)      18,909
----------------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY OPERATING ACTIVITIES               590,067      463,617      500,859
INVESTING ACTIVITIES
    Additions to property, plant, and equipment                        (148,152)    (171,329)    (165,066)
    Acquisitions, net of cash acquired                                     --        (18,873)     (55,958)
    Sales and maturities of marketable securities                       103,131      866,911      465,215
    Purchases of marketable securities                                  (86,400)    (499,640)    (655,510)
    Other investing activities                                          (42,371)     (99,069)     (19,896)
----------------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY (USED IN) INVESTING
                       ACTIVITIES                                      (173,792)      78,000     (431,215)
FINANCING ACTIVITIES
    (Decrease) increase in short-term borrowings                        (14,153)      33,404       14,330
    Payments on long-term debt                                           (7,082)      (3,064)      (4,062)
    Issuance of long-term debt                                            9,529        1,601          681
    Proceeds from stock offering of acquired subsidiary                    --           --         41,538
    Dividends to shareholders                                          (102,939)     (90,716)     (60,427)
    Repurchases of common stock                                        (168,223)    (476,565)     (33,574)
    Issuance of common stock                                             54,254       44,238       24,846
----------------------------------------------------------------------------------------------------------
                NET CASH USED IN FINANCING ACTIVITIES                  (228,614)    (491,102)     (16,668)
    Effect of exchange rate changes on cash and cash equivalents         (2,315)      (4,177)        (218)
----------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                 185,346       46,338       52,758
    Cash and cash equivalents at beginning of year                      197,388      151,050       98,292
----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $ 382,734    $ 197,388    $ 151,050
==========================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION
    Cash paid during the year for:
        Income taxes                                                  $ 218,635    $ 309,659    $ 258,795
        Interest                                                          8,085        9,263        8,134
----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES
    Issuance of common stock for acquisition of
      subsidiary, net of cash acquired                                $    --      $    --      $  73,951
==========================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
(in thousands of dollars, except per share data)                Medtronic, Inc.
--------------------------------------------------------------------------------

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NATURE OF OPERATIONS
Medtronic operates in a single industry segment as the world's leading medical technology company specializing in implantable and interventional therapies. Medtronic creates innovative solutions for the health care needs of medical professionals and their patients and does business in more than 120 countries. The company is headquartered in Minneapolis, Minnesota, with worldwide operations that provide therapeutic, diagnostic, and monitoring products for the cardiac rhythm management, other cardiovascular, and neurological markets. The company generally markets its products through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets. The main markets for products are the United States, Western Europe, and Japan.

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

CASH EQUIVALENTS
The company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are valued at cost, which approximates fair value.

REVENUE RECOGNITION
The company recognizes revenue from product sales when the goods are shipped to its customers. For certain products, the company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the company is notified that the device has been used by the customer.

INVENTORIES
Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

PROPERTY, PLANT, AND EQUIPMENT
Property, plant, and equipment is stated at cost. Additions and improvements extending asset lives are capitalized while expenditures for repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the various assets.

GOODWILL, OTHER INTANGIBLE ASSETS, AND LONG LIVED ASSETS
Goodwill represents the excess of cost over net assets of businesses acquired, while other intangible assets consist primarily of purchased technology and patents. Goodwill and other intangible assets are being amortized using the straight-line method over their estimated useful lives, of which periods up to 28 and 16 years remain, respectively. The company periodically reviews its goodwill and other long-lived assets for indicators of impairment in accordance with SFAS No. 121.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed when incurred.

STOCK-BASED COMPENSATION
In fiscal 1997, the company adopted the disclosure-only provisions of Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation", which disclosures are presented in Note 8 "Stock Purchase and Award Plans." Accordingly, the company continues to account for stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations.

FOREIGN CURRENCY TRANSLATION
Essentially all assets and liabilities are translated to U.S. dollars at year-end exchange rates, while elements of the income statement are translated at average exchange rates in effect during the year. Foreign currency transaction gains and losses are included in the statement of consolidated earnings as selling, general, and administrative expense. Adjustments arising from the translation of most net assets located outside the United States (gains and losses) are recorded as a component of shareholders' equity.

RISK MANAGEMENT CONTRACTS
In the normal course of business, the company utilizes a variety of derivative financial instruments, including foreign currency forward and option contracts, to manage its exposure to fluctuations in foreign currency exchange rates. The company designates and assigns the financial instruments as hedges for specific assets, liabilities or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the company recognizes the gain or loss on the designated hedging financial instruments. The company classifies its derivative financial instruments as held or issued for purposes other than trading. Prepaid option premiums and unrealized losses on forward contracts are recorded in the balance sheet as other assets. Unrealized gains on forward contracts are included in other accrued liabilities. Gains and losses from hedges of firm commitments are classified in the income statement consistent with the accounting treatment of the items being hedged.

ROYALTY INCOME
Income earned from royalty and license agreements is recorded as a reduction of selling, general, and administrative expense.

EARNINGS PER SHARE
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share." SFAS No. 128 requires dual presentation of basic earnings per share and diluted earnings per share. Basic earnings per share is computed based on the weighted average number of common shares outstanding, while diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potential dilutive common shares been issued. Potential dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan.

The following table sets forth the computation of earnings per share:

Year ended April 30,              1998        1997         1996
------------------------------------------------------------------
Net earnings                   $ 457,382   $ 529,988    $ 428,306
==================================================================
Weighted average shares
    outstanding for basic
    earnings per share           468,936     477,386      474,872
Dilutive effect of
    potential shares               6,648       8,150        8,920
Adjusted weighted-
    average shares
    outstanding for diluted
    earnings per share           475,584     485,536      483,792
==================================================================
Basic earnings
    per share                  $    0.98   $    1.11    $    0.90
Earnings per share
    assuming dilution          $    0.96   $    1.09    $    0.89
==================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
(in thousands of dollars, except per share data)                Medtronic, Inc.
--------------------------------------------------------------------------------

NEW ACCOUNTING STANDARDS
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130 "Reporting Comprehensive Income." SFAS No. 130 must be adopted by the company in the first quarter of fiscal 1999. Under this statement, the company will report in its statement of consolidated shareholders' equity, in addition to net earnings, comprehensive income and its components including, as applicable, unrealized gains and losses on available-for-sale securities, foreign currency translation adjustments, and minimum pension liability. Implementation of this disclosure standard will not affect the company's results of operations, cash flows or financial position.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 131 "Disclosure about Segments of an Enterprise and Related Information." This statement, which must be adopted by the company for the fiscal year ending April 30, 1999, establishes new standards for reporting information about operating segments in annual and interim financial statements. Under SFAS No. 131, operating segments are determined consistent with the way management organizes and evaluates financial information internally for making decisions and assessing performance. SFAS No. 131 also requires related disclosures about products, geographic areas, and major customers. Implementation of this disclosure standard will not affect the company's results of operations, cash flows or financial position.

NOTE 2--ACQUISITIONS
In August 1996, the company acquired substantially all of the assets and liabilities of Avalon Laboratories, Inc. (Avalon) for approximately $19.0 million in cash. Avalon develops, manufactures, and sells cannulae and other surgical products.

In June 1996, the company issued approximately 7,704,000 shares of its common stock for all of the outstanding capital stock of InStent Inc. (InStent). InStent develops, manufactures, and markets a variety of self-expanding and balloon-expandable stents used in a broad range of medical indications.

In May 1996, the company issued approximately 2,308,000 shares of its common stock for all of the outstanding capital stock of AneuRx, Inc. (AneuRx), which provides a minimally invasive endovascular stented graft and delivery system used to repair life-threatening abdominal aortic aneurysms.

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

In November 1995, the company acquired all of the outstanding capital stock of Pudenz-Schulte Medical Corporation (PS Medical) for approximately 2,524,000 shares of the company's common stock. In March 1996, upon the achievement of a specified milestone, the company made an additional payment of approximately 192,000 shares of the company's common stock. In addition, the company may pay additional future payments of the company's common stock contingent upon achieving specified milestones. These contingent payments, if any, will be reflected as acquisition costs when the contingencies are resolved. PS Medical manufactures and distributes cerebrospinal fluid shunts and neurosurgical implants such as catheters, reservoirs, and fluid drainage systems.

In November 1995, the company issued approximately 2,492,000 shares of the company's common stock for all of the outstanding common stock of Micro Interventional Systems, Inc. (MIS), a developer of products for the minimally invasive treatment of stroke and other diseases. During fiscal 1998, the company announced plans to close MIS as a result of identifying evidence of improper submissions to the U.S. Food and Drug Administration (FDA) for product clearances prior to Medtronic's acquisition of MIS in 1995. The company has begun legal action on this matter and costs related to closing MIS were included in the $205.3 million of non-recurring charges taken during the third quarter of fiscal 1998 (See Note 3).

The acquisitions of AneuRx, InStent and MIS have been accounted for as poolings-of-interests, and, accordingly, the company's consolidated financial statements for fiscal year 1996 have been restated to include the results of AneuRx, InStent, and MIS. Activity for years prior to fiscal year 1996 has not been restated as the impact of these acquisitions in such years is not considered material, and restatement is therefore not required. Net sales and net results for the individual entities are not presented as the activity is not deemed to be material.

The acquisitions of Avalon, PS Medical, and Synectics were accounted for as purchases. Accordingly, the results of operations of the acquired entities have been included in the company's consolidated financial statements since the respective dates of acquisition. Acquired goodwill, patents, trademarks, and other intangible assets associated with these acquisitions are being amortized using the straight-line method over periods ranging from 8 to 30 years.

NOTE 3--NON-RECURRING CHARGES AND FOUNDATION COMMITMENT
The company recorded pre-tax charges totaling $205.3 million during the third quarter of fiscal 1998. $156.4 million of this pre-tax charge pertained to management initiatives to restructure the vascular organization and reduce global infrastructure by streamlining certain manufacturing and administrative operations within the United States, Europe, and Japan. These actions include the closing of several manufacturing facilities and will result in the elimination of approximately 1,000 positions and a net reduction of about 600 in the company's worldwide workforce. Since the inception of this restructuring program, approximately 400 positions have been eliminated. The company is in the process of implementing the major strategic actions associated with this restructuring program, which are expected to be completed by the end of fiscal 1999.

In connection with this initiative, included in the $205.3 million pre-tax charge was a $12.9 million obsolescence charge to cost of products sold as a result of identified obsolescence on certain vascular inventories.

Also included in the $205.3 million pre-tax charge was a commitment made by the company during the third quarter to contribute $36.0 million to the Medtronic Foundation (See Note 12). This commitment is included within the "Other" category below.

Cash and non-cash applications against the initial charges are as follows:

                                                          Noncancelable
                                                           Contractual
                  Facility    Severance and     Asset     Obligations
                 Reductions   Related Costs  Write-downs    and Other    Total
--------------------------------------------------------------------------------
Initial charge    $ 7,659      $ 58,364       $ 81,700     $ 57,577   $ 205,300
Utilization:
  Cash             (3,621)      (13,608)            --       (7,100)    (24,329)

  Noncash              --            --        (81,700)     (10,500)    (92,200)
--------------------------------------------------------------------------------
Balance at
  April 30, 1998  $ 4,038      $ 44,756             --     $ 39,977   $  88,771
================================================================================

The April 30, 1998 reserve balance consisted of $44,756 included in accrued compensation and $44,015 included in other accrued expenses.

NOTE 4--FINANCIAL INSTRUMENTS
The fair value of cash and cash equivalents, receivables, and short-term debt approximate their carrying value due to their short maturities. The carrying amounts and estimated fair values of the company's other significant financial instruments were as follows:

-------------------------------------------------------------------------------
April 30,                                       1998                1997
                                          CARRYING    FAIR    Carrying    Fair
                                           AMOUNT    VALUE     Amount    Value
-------------------------------------------------------------------------------
ASSETS
Short-term investments                    $43,148   $43,148   $53,181  $53,181
Long-term investments                     137,706   137,706   125,847  125,847
Net purchased currency options                779       779     4,698    4,698
Forward exchange contracts                  6,053     6,053     5,721    5,721
LIABILITIES
Short-term debt                            93,346    93,346   106,375  106,375
Long-term debt                             16,227    17,053    13,980   15,588
===============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
(in thousands of dollars, except per share data)                Medtronic, Inc.
--------------------------------------------------------------------------------

The fair value of certain short-term and long-term investments are based on quoted market prices for those or similar investments. For long-term investments which have no quoted market prices and are accounted for on a cost basis, a reasonable estimate of fair value was made using available market and financial information. The fair value of long-term debt is based on the current rates offered to the company for debt of similar maturities. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange. The fair value of foreign currency instruments was estimated based on quoted market prices at April 30, 1998 and 1997.

Investments in debt and equity securities that have readily determinable fair values are classified and accounted for in one of two categories: held-to-maturity, or available-for-sale. Held-to-maturity securities are recorded at amortized cost in short-term and long-term investments. Available-for-sale securities are recorded at fair value in short-term or long-term investments with the change in fair value during the period excluded from earnings and recorded net of tax as a component of shareholders' equity. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

At April 30, 1998 and 1997, available-for-sale investments included only equity securities. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities at April 30, 1998 and 1997 were as follows:

                                              Gross        Gross
                                           Unrealized   Unrealized
                                             Holding      Holding
                                   Cost       Gains        Losses    Fair Value
--------------------------------------------------------------------------------
APRIL 30, 1998                   $66,932     $32,666     $ (2,030)    $97,568
April 30, 1997                    61,314      15,058      (18,035)     58,337
================================================================================

At April 30, 1998 and 1997, the net unrealized gain (loss) associated with available-for-sale securities of $19,913 and $(1,935) respectively, net of tax expense (benefit) of $10,723 and $(1,042), was included in retained earnings. Proceeds from the sale of available-for-sale securities during fiscal 1998 and 1997 were $37,193 and $45,965, respectively. Net gains included in income in fiscal 1998 and 1997 were $25,466 and $32,275, respectively. In addition, during fiscal 1998 and 1997 the company donated equity securities with fair values of $10,500 and $13,400, respectively, to fund commitments to the Medtronic Foundation (See Note 12).

Held-to-maturity investments at April 30, 1998 consisted primarily of U.S. government and corporate debt securities, all of which mature within three years. Debt securities are classified as held-to-maturity when the company has the positive intent and ability to hold the securities to maturity. These securities were carried at amortized cost of $413,217 and have a fair value of $413,217. During the fourth quarter of fiscal 1997, the company sold previously categorized held-to-maturity investments with an amortized cost of $316,075 to fund repurchases of company common stock, resulting in a loss that was not material. Election of this funding option does not affect the classification of the April 30, 1998 balance of the securities in the held-to-maturity portfolio as the company retains the intent and ability to hold those securities until they mature.

FOREIGN EXCHANGE RISK MANAGEMENT
Due to the global nature of its operations, the company is subject to the exposures that arise from foreign exchange rate fluctuations. The company's objective in managing its exposure to foreign currency fluctuations is to minimize net earnings and cash flow volatility associated with foreign exchange rate changes. In order to reduce the uncertainty of foreign exchange rate movements, the company enters into derivative financial instruments in the form of forward exchange and option contracts with major international financial institutions. These forward and option contracts, which typically expire within one year, are designed to hedge anticipated foreign currency transactions. Such transactions, primarily export intercompany sales, occur throughout the year and are probable but not firmly committed. The principal currencies hedged are the Japanese yen and the German mark.

The company had contracts, all of which expire within one year, to exchange foreign currencies for U.S. dollars in the following notional amounts:

April 30,                                           1998             1997
--------------------------------------------------------------------------------
Forward exchange contracts                        $146,574         $150,635
--------------------------------------------------------------------------------
Put options                                            779            4,841
Call options                                            --             (143)
--------------------------------------------------------------------------------
Net purchased currency options                    $    779         $  4,698
================================================================================

The company had aggregate foreign currency transaction gains (losses), primarily related to purchased currency options and forward contracts, of $17,462, $1,926, and $(20,789), in fiscal 1998, 1997, and 1996, respectively. Realized gains (losses) on these contracts were offset by the (losses) gains on assets, liabilities, and transactions being hedged. Forward contracts and net premium on option contracts in existence at the balance sheet date are recorded at their fair value. Gains and losses on forward and option contracts are recorded in selling, general, and administrative expense.

CONCENTRATIONS OF CREDIT RISK
Financial instruments, which potentially subject the company to significant concentrations of credit risk, consist principally of interest-bearing investments, foreign currency exchange contracts, and trade accounts receivable.

The company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with national health care systems in many countries. Although the company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of those countries' national economies.

NOTE 5--DEBT

DEBT CONSISTED OF THE FOLLOWING AT APRIL 30:

                                              Average
Short-Term Debt                             Interest Rate     1998       1997
-------------------------------------------------------------------------------
Bank borrowings                                 2.2%        $ 90,846   $ 99,716
Current portion of
   long-term debt                               6.3%           2,500      6,659
-------------------------------------------------------------------------------
Total Short-Term Debt                                       $ 93,346   $106,375
================================================================================
                                   Average     Maturity
Long-Term Debt                  Interest Rate     Date        1998       1997
-------------------------------------------------------------------------------
Various notes                        2.1%      1999-2007   $ 13,568    $ 10,387
Capitalized lease
   obligations                       9.8%      1999-2008      2,659       3,593
-------------------------------------------------------------------------------
Total Long-Term Debt                                       $ 16,227    $ 13,980
================================================================================

Short-term borrowings consisted primarily of borrowings from non-U.S. banks at favorable interest rates and where natural hedges can be gained for foreign exchange purposes. The company has existing committed lines of credit of $229 million with various banks, of which $138 million was unused at April 30, 1998. Maturities of long-term debt for the next five fiscal years are as follows:
1999, $2,500; 2000, $3,248; 2001, $1,786; 2002, $1,730; 2003, $7,091,
thereafter, $2,372.

NOTE 6--SHAREHOLDERS' EQUITY
At April 30, 1998, Board of Directors' authorization existed to repurchase approximately 21.9 million shares of the company's common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
(in thousands of dollars, except per share data)                Medtronic, Inc.
--------------------------------------------------------------------------------

On July 10, 1997, the Board of Directors approved a two-for-one common stock split, effected September 12, 1997 in the form of a 100 percent stock dividend to shareholders of record at the close of business on August 29, 1997. The stock split resulted in the issuance of 234.5 million additional shares and the reclass of $23,451 from retained earnings to common stock, representing the par value of the shares issued.

On August 30, 1995, the Board of Directors approved a two-for-one common stock split, effected September 29, 1995 in the form of a 100 percent stock dividend to shareholders of record at the close of business on September 14, 1995. The stock split resulted in the issuance of 115.6 million additional shares and the reclass of $11,560 from retained earnings to common stock, representing the par value of the shares issued. All references in the consolidated financial statements and notes to consolidated financial statements to per share information, number of shares, except shares authorized, and related share prices have been restated to reflect these stock splits.

A shareholder rights plan exists which provides for a dividend distribution of one right to be attached to each share of common stock. The rights are currently not exercisable or transferable apart from the common stock. The basic right entitles the holder to purchase one sixteen-hundredth of a share of a new series of participating preferred stock, which is substantially equivalent to one share of common stock, at an exercise price of $37.50 per share. These rights would become exercisable if a person or group acquires 15% or more of the company's common stock or announces a tender offer which would increase the person's or group's beneficial ownership to 15% or more of the company's common stock, subject to certain exceptions. After the rights become exercisable, each right entitles the holder (other than the 15% holder), instead, to purchase common stock having a market price of two times the exercise price. If the company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right. In certain events the Board of Directors may exchange rights for common stock or equivalent securities having a market price equal to the exercise price of the rights. Each right is redeemable at $.000625 any time before a person or group triggers the 15% ownership threshold. The rights expire on July 10, 2001.

NOTE 7--EMPLOYEE STOCK OWNERSHIP PLAN
The company has an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. In December 1989, the ESOP borrowed $40,000 from the company and used the proceeds to purchase 9,466,464 shares of the company's common stock. The company makes contributions to the plan which are used, in part, by the ESOP to make loan and interest payments. Expenses related to the ESOP are based on debt service requirements less any dividends received by the ESOP on the company's common stock. This amount is further adjusted by any additional company contribution necessary to meet an annual targeted benefit level. Compensation and interest expense recognized were as follows:

Year ended April 30,                           1998         1997         1996
--------------------------------------------------------------------------------
Interest expense                              $2,511       $2,580       $2,698
Dividends paid                                 1,957        1,798        1,310
--------------------------------------------------------------------------------
Net interest expense                             554          782        1,388
Compensation expense                               1          779        1,316
--------------------------------------------------------------------------------
Total expense                                 $  555       $1,561       $2,704
================================================================================

Shares of common stock acquired by the plan are allocated to each employee in amounts based on company performance and the employee's annual compensation. Allocations of 2.5%, 3.0%, and 4.0% of qualified compensation were made to plan participants' accounts in fiscal 1998, 1997, and 1996, respectively. At April 30, 1998 and 1997, cumulative allocated shares remaining in the trust were 3,870,704 and 3,663,724, respectively, and unallocated shares were 5,396,014 and 5,788,440, respectively, of which, 228,297 and 392,426, respectively, were committed-to-be allocated. Unallocated shares are released based on the ratio of current debt service to total remaining principal and interest. The loan from the company to the ESOP is repayable over 20 years, ending on April 30, 2010. Interest is payable annually at a rate of 9.0%. The receivable from the ESOP is recorded as a reduction of the company's shareholders' equity and allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of earnings per share.

NOTE 8--STOCK PURCHASE AND AWARD PLANS
1994 STOCK AWARD PLAN
The 1994 stock award plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, performance shares, and other stock-based awards. There were 13,403,965 shares available under this plan for future grants at April 30, 1998.

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

In fiscal 1998, the company adopted a new stock compensation plan for outside directors which replaces the provisions in the 1994 stock award plan relating to awards to outside directors. The table below includes awards granted under the new plan, which at April 30, 1998 had 1,402,806 shares available for future grants.

A summary of nonqualified option transactions is as follows:

                                       Option Price
                                         Range Per      Number of    Expiration
                                           Share         Shares         Date
--------------------------------------------------------------------------------
Outstanding at
  April 30, 1996                     $  2.44 - 29.63   13,060,740   1997 - 2006
Granted                                24.88 - 34.57    1,583,550   2002 - 2007
Exercised                               2.44 - 29.63    2,390,146   1997 - 2007
Canceled                                3.77 - 34.25      177,044   2002 - 2007
--------------------------------------------------------------------------------
Outstanding at
  April 30, 1997                     $  2.44 - 34.57   12,077,100   1998 - 2007
Granted                                27.06 - 53.31    2,564,633   2003 - 2008
Exercised                               2.44 - 48.44    3,612,002   1998 - 2008
Canceled                                9.39 - 53.31      190,666   2003 - 2008
--------------------------------------------------------------------------------
Outstanding at
  April 30, 1998                     $  2.55 - 53.31   10,839,065   1999 - 2008
================================================================================
Exercisable at
  April 30,  1997                    $  2.44 - 34.19    8,221,452   1998 - 2007
  April 30,  1998                       2.55 - 53.31    6,721,822   1999 - 2008
================================================================================

In addition, stock options outstanding at April 30, 1998 assumed as part of certain fiscal 1997 and 1996 acquisitions were 198,863 and 14,453, respectively. Stock options exercisable under these plans were 172,164 and 1,032 at April 30, 1998. These options have a price range per share of $0.28 - $28.58 at April 30, 1998 and expire 1999-2007. No additional awards will be made under these plans.

A summary of stock options as of April 30, 1998, including options assumed as a result of acquisitions, is as follows:

                   Options Outstanding                     Options Exercisable
--------------------------------------------------------  ----------------------
                              Weighted Average  Weighted               Weighted
    Range of                   Remaining Years   Average                Average
    Exercise                   of Contractual   Exercise               Exercise
     Prices      Outstanding        Life         Price     Exercisable   Price
--------------------------------------------------------  ----------------------
$ 0.28 - 15.00    6,000,928         3.9         $  8.62     5,656,540   $  8.26
 15.01 - 30.00    1,664,084         7.3           25.06     1,104,641     24.37
 30.01 - 45.00    2,182,655         8.6           38.73        33,839     43.13
 45.01 - 53.31    1,204,714         9.2           47.45        99,998     51.49
--------------------------------------------------------   ---------------------
                 11,052,381         5.9         $ 21.27     6,895,018   $ 11.83
========================================================   =====================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
(in thousands of dollars, except per share data)                Medtronic, Inc.
--------------------------------------------------------------------------------

Nonqualified options are normally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25 percent of the shares under option and generally have a contractual option term of 10 years. However, certain nonqualified options granted are exercisable immediately.

Restricted stock and performance share awards are dependent upon continued employment and, in the case of performance shares, achievement of certain performance objectives. In fiscal 1998, 399,640 restricted shares were issued and 193,088 shares of common stock were issued pursuant to previous performance share grants. At April 30, 1998, total restricted shares outstanding under both the 1994 stock award plan and the previous restricted stock and performance share award plans were 1,677,501. Performance share awards for up to 407,365 shares, assuming maximum performance payout, were outstanding under the two plans at April 30, 1998. The actual number of performance shares awarded may vary depending on the degree to which the performance objectives are met. The cost of the restricted stock is generally expensed over five years from the date of issuance ($5,815, $4,761, and $4,375 in fiscal 1998, 1997, and 1996, respectively). The estimated cost of the performance shares is expensed over three years from the date of grant ($9,793, $7,582, and $10,313 in fiscal 1998, 1997, and 1996, respectively).

In fiscal 1997, the company adopted Statement of Financial Accounting Standard
(SFAS) No. 123 "Accounting for Stock-Based Compensation" which encourages, but does not require companies to recognize compensation cost for stock-based compensation plans over the vesting period based upon the fair value of awards on the date of grant. However, the statement allows the alternative of the continued use of the intrinsic value method as prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Therefore, as permitted, the company continues to apply APB No. 25, and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized by the company for its nonqualified stock options and its stock purchase plan.

Had compensation expense for the company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the company's net earnings and basic earnings per share would have been reduced to the pro forma amounts indicated below:

                                                       1998              1997
--------------------------------------------------------------------------------
Net Earnings         As reported                     $457,382          $529,988
                     Pro forma                        436,529           517,470
Basic Earnings
  Per Share          As reported                     $   0.98          $   1.11
                     Pro forma                           0.93              1.08
================================================================================

Pro forma net earnings reflects only options and other stock-based awards granted in fiscal 1998, 1997, and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented because compensation cost is reflected over the options' vesting period, which is normally four years, and compensation cost for options granted prior to fiscal year 1996 is not considered.

The weighted-average fair value per option at the date of grant for options granted in fiscal 1998 and 1997 was $17.75 and $13.06, respectively. The fair value was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1998 and 1997:

                                                        1998              1997
--------------------------------------------------------------------------------
Risk-free interest rate                                 6.04%             6.26%
Expected dividend yield                                 0.49%             0.61%
Expected volatility factor                              25.7%             28.9%
Expected option term                                  7 years           7 years
================================================================================

STOCK PURCHASE PLAN
The stock purchase plan enables employees to contribute up to 10% of their wages toward purchase of the company's common stock at 85% of the market value. Employees purchased 939,971 shares at $27.20 per share in fiscal 1998. As of April 30, 1998, plan participants have had approximately $15,427 withheld to purchase shares at a price of $36.98 per share, or 85% of the market value of the company's common stock at October 31, 1998, whichever is less.

NOTE 9--INCOME TAXES
The company provides for income taxes in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes were:

Year ended April 30,                              1998         1997      1996
--------------------------------------------------------------------------------
United States                                   $672,041    $773,287   $532,297
Non-U.S.                                          29,960      35,856    126,700
--------------------------------------------------------------------------------
Earnings before income taxes                    $702,001    $809,143   $658,997
================================================================================

The provision for income taxes consisted of:

Year ended April 30,                              1998         1997      1996
--------------------------------------------------------------------------------
  U.S. federal                                  $154,960    $186,599   $154,941
  U.S. state and other                            35,049      55,638     35,696
  Non-U.S.                                        32,596      28,443     62,750
--------------------------------------------------------------------------------
    Total currently payable                      222,605     270,680    253,387
Deferred tax (benefit) expense:
  U.S. federal                                   (29,093)     (4,581)   (34,232)
  U.S. state and other                             1,837      (8,047)    (2,526)
  Non-U.S.                                         2,024         962      3,495
--------------------------------------------------------------------------------
    Net deferred tax benefit                     (25,232)    (11,666)   (33,263)
Tax expense credited directly to
  shareholders' equity                            47,246      20,141     10,567
--------------------------------------------------------------------------------
Total provision                                 $244,619    $279,155   $230,691
================================================================================

Deferred tax assets (liabilities) were comprised of the following:

Year ended April 30,                                           1998       1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Inventory (intercompany profit in inventory
    and excess of tax over book valuation                   $ 75,370   $ 98,333
  Accrued liabilities                                         99,297     42,167
  Other                                                       24,375     17,881
--------------------------------------------------------------------------------
    Total deferred tax assets                                199,042    158,381
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Intangible assets                                           (5,568)    (6,458)
  Undistributed earnings of subsidiaries                      (1,625)    (7,048)
  Accumulated depreciation                                   (14,641)   (12,340)
  Unrealized (gain) loss on investments                      (10,723)     1,042
  Other                                                      (33,465)   (14,653)
--------------------------------------------------------------------------------
    Total deferred tax liabilities                           (66,022)   (39,457)
--------------------------------------------------------------------------------
Net deferred tax assets                                     $133,020   $118,924
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
(in thousands of dollars, except per share data)                Medtronic, Inc.
--------------------------------------------------------------------------------

The company's effective income tax rate varied from the U.S. federal statutory tax rate as follows:

Year ended April 30,                                   1998     1997       1996
--------------------------------------------------------------------------------
U.S. federal statutory tax rate                        35.0%    35.0%      35.0%
Increase (decrease) in tax rate
  resulting from:
  U.S. state taxes, net of federal
    tax benefit                                         1.9      2.3        2.3
  Tax benefits from operations in
    Puerto Rico                                        (2.5)    (2.3)      (3.4)
  Non-U.S. taxes                                        2.7      0.6        1.6
  Other, net                                           (2.3)    (1.1)      (0.5)
--------------------------------------------------------------------------------
Effective tax rate                                     34.8%    34.5%      35.0%
================================================================================

Taxes are not provided on undistributed earnings of non-U.S. subsidiaries because such earnings are either permanently reinvested or do not exceed available foreign tax credits. Current U.S. tax regulations provide that earnings of the company's manufacturing subsidiaries in Puerto Rico may be repatriated tax free; however, the Commonwealth of Puerto Rico will assess a tax of up to 10% in the event of repatriation of earnings prior to liquidation. The company has provided for the anticipated tax attributable to earnings intended for dividend repatriation. At April 30, 1998, earnings permanently reinvested in subsidiaries outside the United States were $114,620.

At April 30, 1998, approximately $9,016 of non-U.S. tax losses were available for carryforward. These carryforwards are subject to valuation allowances and generally expire within a period of one to five years.

NOTE 10--RETIREMENT BENEFIT PLANS
In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 does not change the measurement or recognition of those plans, but revises disclosures about pensions and other postretirement benefit plans. The company adopted SFAS No. 132 in fiscal 1998. Restatement of disclosures for the prior year has been made for comparative purposes.

The company has various retirement benefit plans covering substantially all U.S. employees and many employees outside the United States. The cost of these plans was $36,999 in fiscal 1998, $36,525 in fiscal 1997, and $36,598 in fiscal 1996.

In the United States, the company maintains a qualified pension plan designed to provide guaranteed minimum retirement benefits to substantially all U.S. employees. Pension coverage for non-U.S. employees of the company is provided, to the extent deemed appropriate, through separate plans. In addition, U.S. and non-U.S. employees of the company are also eligible to receive specified company paid health care and life insurance benefits.

                                        Pension Benefits       Other Benefits
                                        ----------------       --------------
                                         1998       1997       1998      1997
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of    $143,279   $137,538   $ 32,714   $ 30,529
   fiscal year
Service cost                            14,475     13,097      2,421      1,982
Interest cost                           10,899      9,758      2,470      2,209
Actuarial (gain) loss                    9,843    (14,931)       373     (1,656)
Benefits paid                           (3,332)    (2,183)      (565)      (350)
--------------------------------------------------------------------------------
Benefit obligation at April 30        $175,164   $143,279   $ 37,413   $ 32,714
CHANGE IN PLAN ASSETS
Fair value of plan assets at
   beginning of year                  $152,364   $127,521   $ 12,080   $  5,926
Actual return on plan assets            30,841     17,399      3,014        858
Employer contributions                  12,312      9,392      3,447      5,646
Benefits paid                           (3,098)    (1,948)     (565)       (350)
--------------------------------------------------------------------------------
Fair value of plan assets at
   April 30                           $192,419   $152,364   $ 17,976   $ 12,080

                                        Pension Benefits       Other Benefits
                                        ----------------       --------------
                                         1998       1997       1998      1997
--------------------------------------------------------------------------------
Funded status                         $ 17,255   $  9,085   $(19,437)  $(20,634)
Unrecognized net actuarial (loss)
    gain                                  (832)     4,544        324      1,803
Unrecognized prior service cost           (356)      (416)        --         --
--------------------------------------------------------------------------------
Prepaid (accrued) benefit cost        $ 16,067   $ 13,213   $(19,113)  $(18,831)
================================================================================

Net periodic benefit cost of plans included the following components:

                                        Pension Benefits       Other Benefits
                                        ----------------       --------------
YEAR ENDED APRIL 30,                    1998       1997        1998      1997
--------------------------------------------------------------------------------
Service cost                          $ 14,475   $ 13,097   $  2,421   $  1,982
Interest cost                           10,899      9,758      2,470      2,209
Expected return on plan assets         (12,681)   (10,525)    (1,164)      (632)
Amortization of prior service cost         593        573         --         40
--------------------------------------------------------------------------------
Net periodic benefit cost             $ 13,286   $ 12,903   $  3,727   $  3,599
================================================================================

Plan assets for the U.S. plan consist of a diversified portfolio of fixed-income investments, debt and equity securities, and cash equivalents. Plan assets include investments in the company's common stock of $33,920 and $22,160 at April 30, 1998 and 1997, respectively.

Outside the U.S., the funding of pension plans is not a common practice in certain countries as funding provides no economic benefit. Consequently, the company has certain non-U.S. plans that are unfunded. It is the company's policy to fund retirement costs within the limits of allowable tax deductions.

The actuarial assumptions were as follows:

                                          Pension Benefits       Other Benefits
                                          ----------------       --------------
YEAR ENDED APRIL 30,                      1998        1997        1998    1997
--------------------------------------------------------------------------------
Discount rate                         3.5% - 7.3%  4.0% - 8.5%    7.25%   7.75%

Expected return on plan assets        7.0% - 9.0%  8.5% - 9.0%    9.0%    9.0%

Rate of compensation increase         3.0% - 5.0%  3.0% - 6.0%    N/A     N/A

Health care cost trend rate              N/A          N/A         8.0%    8.0%
================================================================================

In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable wages are provided to certain employees under non-qualified plans. The net periodic cost of non-qualified pension plans was $2,633 and $1,770 in fiscal 1998 and 1997, respectively. The unfunded accrued pension cost related to these non-qualified plans totaled $11,840 at April 30, 1998.

The health care cost trend rate is assumed to decrease gradually to 6% by fiscal 2002. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                    One-Percentage-Point  One-Percentage-Point
                                           Increase              Decrease
--------------------------------------------------------------------------------
Effect on postretirement benefit
   cost                                     $  611               $  (507)
Effect on postretirement benefit
   obligation                                3,776                (3,134)
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
(in thousands of dollars, except per share data)                Medtronic, Inc.
--------------------------------------------------------------------------------

DEFINED CONTRIBUTION PLANS
The company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and company performance. Fiscal expense under these plans was $15,658 in 1998, $16,402 in 1997, and $17,786 in 1996.

NOTE 11--LEASES
The company leases offices, manufacturing and research facilities, and warehouses, as well as transportation, data processing, and other equipment, under capital and operating leases. A substantial number of these leases contain options that allow the company to renew at the then fair rental value.

Future minimum payments under capitalized leases and noncancelable operating leases at April 30, 1998, were:

                                                Capitalized        Operating
                                                   Leases            Leases
--------------------------------------------------------------------------------
1999                                              $   823          $ 20,035
2000                                                  668            14,514
2001                                                  490            10,842
2002                                                  415             8,905
2003                                                  415             7,467
2004 and thereafter                                 1,891             3,905
--------------------------------------------------------------------------------
Total minimum lease payments                        4,702          $ 65,668
                                                                   ========
Less amounts representing interest                 (1,275)
----------------------------------------------------------
Present value of net minimum lease
   payments                                       $ 3,427
==========================================================

Rent expense for all operating leases was $32,573, $32,832, and $27,406 in fiscal 1998, 1997, and 1996, respectively.

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

The Medtronic Foundation (Foundation), funded entirely by the company, was established to maintain good corporate citizenship in its communities. During fiscal 1997, the company donated equity securities with a fair value of $13,400 to fund commitments to the Foundation. In fiscal 1998, the company made a commitment to contribute $36,000. This commitment is expected to fund the Foundation through the end of fiscal 2001. In April 1998, the company funded the initial portion of this commitment through the donation of equity securities with a fair value of $10,500. Commitments to the Foundation are expensed when authorized and approved by the company's Board of Directors.

NOTE 13--QUARTERLY FINANCIAL DATA (UNAUDITED, IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)

                               First     Second    Third     Fourth     Fiscal
                              Quarter   Quarter   Quarter   Quarter      Year
--------------------------------------------------------------------------------
Net Sales
    1998                       $646.3    $642.1    $631.4    $685.1   $2,604.8
    1997                        600.9     598.2     598.7     640.5    2,438.2
Gross Profit
    1998                        486.1     483.2     460.6     504.5    1,934.5
    1997                        445.3     447.1     446.4     489.2    1,828.0
Net Earnings
    1998                        146.5     143.5       7.3     160.1      457.4
    1997                        127.4     128.3     128.7     145.5      530.0
Basic Earnings per Share:
    1998                          .31       .31       .02       .34        .98
    1997                          .27       .27       .27       .31       1.11
Earnings per Share
   Assuming Dilution:
    1998                          .31       .30       .02       .34        .96
    1997                          .26       .26       .26       .30       1.09
================================================================================

Quarterly and annual earnings per share are calculated independently based on the weighted-average number of shares outstanding during the period. As discussed in Note 3, the company recorded pre-tax non-recurring charges totaling $205.3 million during the third quarter of fiscal 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
(in thousands of dollars, except per share data)                Medtronic, Inc.
--------------------------------------------------------------------------------

NOTE 14--SEGMENT REPORTING
The company operates in a single industry segment -- providing medical products and services. For management purposes, the company is segmented into three geographic areas -- the Americas, Europe/Middle East/Africa (Europe), and Asia/Pacific markets. The geographic areas are, to a significant degree, interdependent with respect to research, product supply, and business expertise. Sales between geographic areas are made at prices which would approximate transfers to unaffiliated distributors. In the presentation below, the profit derived from such transfers is attributed to the area in which the sale to the unaffiliated customer is eventually made. Because of the interdependence of the geographic areas, the operating profit as presented may not be representative of the geographic distribution which would occur if the areas were not interdependent. In addition, comparison of operating results between geographic areas and between years may be significantly impacted by foreign currency fluctuations.

GEOGRAPHIC AREA INFORMATION

                       United               Asia     Other    Elimi-  Consoli-
                       States    Europe   Pacific  Americas  nations   dated
--------------------------------------------------------------------------------
1998
Sales to unaffiliated
  customers         $1,598,516  $653,517  $272,898  $79,888 $     -- $2,604,819
Intergeographic
  sales                296,366   131,872        10   10,858 (439,106)        --
--------------------------------------------------------------------------------
  Total sales        1,894,882   785,389   272,908   90,746 (439,106) 2,604,819
--------------------------------------------------------------------------------
Operating profit       460,752    83,953    89,452   15,672       --    649,829
Nonoperating
    income                                                               52,172
--------------------------------------------------------------------------------
Earnings before
  income taxes                                                          702,001
--------------------------------------------------------------------------------
Identifiable assets  1,640,271   523,284   134,307   53,115 (145,845) 2,205,132
Corporate assets                                                        569,595
--------------------------------------------------------------------------------
   Total assets                                                      $2,774,727
================================================================================

1997
Sales to unaffiliated
   customers        $1,403,162  $701,255  $268,360  $65,447 $     -- $2,438,224
Intergeographic
   sales               216,773    68,936        20    4,182 (289,911)        --
--------------------------------------------------------------------------------
     Total sales     1,619,935   770,191   268,380   69,629 (289,911) 2,438,224
--------------------------------------------------------------------------------
Operating profit       504,660   156,950   102,759   10,733       --    775,102
Nonoperating
      income                                                             34,041
--------------------------------------------------------------------------------
Earnings before
  income taxes                                                          809,143
--------------------------------------------------------------------------------
Identifiable assets  1,548,821   449,991   185,498   43,489 (160,224) 2,067,575
Corporate assets                                                        341,635
--------------------------------------------------------------------------------
   Total assets                                                      $2,409,210
================================================================================

                       United               Asia     Other    Elimi-  Consoli-
                       States    Europe   Pacific  Americas  nations   dated
--------------------------------------------------------------------------------
1996
Sales to unaffiliated
   customer         $1,240,975  $617,554  $257,018  $56,553 $     -- $2,172,100
Intergeographic
   sales               148,515    87,187        --    5,061 (240,763)        --
--------------------------------------------------------------------------------
     Total sales     1,389,490   704,741   257,018   61,614 (240,763) 2,172,100
--------------------------------------------------------------------------------
Operating profit       405,707   158,983   108,805    8,223       --    681,718
Nonoperating
    expense                                                             (22,721)
--------------------------------------------------------------------------------
Earnings before
  income taxes                                                          658,997
--------------------------------------------------------------------------------
Identifiable assets  1,371,170   424,415   179,595   35,785 (161,047) 1,849,918
Corporate assets                                                        704,782
--------------------------------------------------------------------------------
   Total assets                                                      $2,554,700
================================================================================

Fiscal 1998 operating profit includes the impact of the $205.3 million non-recurring charges (See Note 3). Nonoperating income and expenses consist principally of non-allocable corporate activities. Intergeographic sales and the intergeographic profit remaining in ending inventories are the principal items reflected as eliminations.

NOTE 15--SUBSEQUENT EVENT
On June 29, 1998, Medtronic, Inc. and Physio-Control International Corporation announced the signing of a definitive merger agreement. The agreement calls for each Physio-Control shareholder to receive $27.50 in the form of Medtronic common stock for each share of Physio-Control they now hold. Physio-Control has approximately 21 million shares outstanding on a diluted basis. It is anticipated that the transaction will close in the second quarter of fiscal 1999 and be accounted for as a pooling of interests. In order to be eligible for pooling of interests, Medtronic intends to issue approximately 12 million shares of common stock to the public prior to the closing of the transaction. Physio-Control designs, manufactures, markets, and services an integrated line of noninvasive emergency cardiac defibrillator and vital sign assessment devices, disposable electrodes, and data management software.

Unaudited pro forma information related to this merger is not included as the impact of the merger is not deemed to be material.

SELECTED FINANCIAL DATA

-----------------------------------------------------------------------------------------------------------------------------------
(in millions of dollars, except per share data)                                                                     Medtronic, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                                       1998     1997     1996     1995     1994     1993     1992     1991    1990   1989   1988
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS FOR THE YEAR:
Net sales                            $2,604.8 $2,438.2 $2,172.1 $1,742.4 $1,390.9 $1,328.2 $1,176.9 $1,021.4 $865.9 $765.8 $669.9
Cost of products sold                   670.4    610.2    591.4    540.1    431.7    420.1    381.8    331.7  281.7  248.5  217.4
Research and development
  expense                               297.2    280.2    243.8    191.4    156.3    133.0    109.2     89.5   81.5   67.7   55.1
Selling, general, and administrative
  expense                               950.0*   763.3    700.9    574.6    456.3*   460.0*   439.9    399.9* 331.3* 291.9* 267.2
Interest expense                          8.2      9.4      8.1      9.0      8.2     10.4     13.4     13.8   10.1    8.4    5.9
Interest income                         (22.9)   (34.0)   (31.1)   (14.8)   (8.4)     (8.8)   (10.3)    (9.7)  (6.2)  (5.6)  (7.1)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
  before income taxes                   702.0    809.1    659.0    442.1    346.8    313.5    242.9    196.2  167.5  155.0  131.4
Provision for income taxes              244.6    279.2    230.7    148.1    114.4    101.9     81.4     62.9   54.6   54.7   44.8
-----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing
  operations                            457.4    530.0    428.3    294.0    232.4    211.6    161.5    133.4  112.9  100.3   86.6
Cumulative effect of
  accounting changes (net)                --       --       --       --       --     (14.4)     --       --     --     --     --
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                           $457.4   $530.0   $428.3   $294.0   $232.4   $197.2   $161.5   $133.4 $112.9 $100.3  $86.6
===================================================================================================================================
Net earnings as a percent of
  net sales                              17.6%    21.7%    19.7%    16.9%    16.7%    14.8%    13.7%    13.1%  13.0%  13.1%  12.9%
Net earnings as a percent of average
  shareholders' equity                   24.1%    29.6%    27.0%    24.6%    24.5%    24.1%    21.8%    21.4%  21.3%  22.2%  21.2%
-----------------------------------------------------------------------------------------------------------------------------------
Per share of common stock:
  Earnings from continuing operations
    before cumulative effects of
    accounting changes                   $0.98    $1.11    $0.90    $0.64    $0.51    $0.45    $0.34    $0.28  $0.24  $0.22  $0.18
  Basic earnings per share                0.98     1.11     0.90     0.64     0.51     0.41     0.34     0.28   0.24   0.22   0.18
  Earnings per share assuming dilution    0.96     1.09     0.89     0.63     0.50     0.41     0.33     0.27   0.23   0.22   0.18
  Cash dividends declared                 0.220    0.190    0.130    0.103    0.085    0.070    0.060    0.053  0.045  0.035   .030
-----------------------------------------------------------------------------------------------------------------------------------
Gross margin percentage                  74.3%    75.0%    72.8%    69.0%    69.0%    68.4%    67.6%    67.5%  67.5%  67.6%  67.5%

Financial Position at April 30:
Working capital                        $979.6   $719.2   $862.1   $647.8   $406.4   $426.6   $387.3   $320.1 $240.4 $206.1 $244.6
Current ratio                           2.7:1    2.4:1    2.6:1    2.4:1     1.9:1   2.2:1    2.3:1    2.1:1  1.9:1  1.9:1  2.3:1
Property, plant, and
  equipment, net                        508.8    487.2    416.9    331.1    301.8    282.8    256.8    217.2  183.6  157.2  134.6
Total assets                          2,774.7  2,409.2  2,554.7  1,946.7  1,623.3  1,292.5  1,163.5  1,024.1  885.3  783.0  661.3
Long-term debt                           16.2     14.0     15.3     14.2     20.2     10.9      8.6      7.9    8.0    8.2   11.1
Long-term debt as a percent of
  shareholders' equity                    0.8%     0.8%     0.8%     1.1%     1.9%     1.3%     1.1%     1.2%   1.4%   1.7%   2.7%
Shareholders' equity                  2,044.2  1,746.2  1,836.3  1,335.0  1,053.5    841.5    796.5    683.2  565.2  492.7  412.0
Shareholders' equity
  per common share                        4.36     3.74     3.84     2.89     2.27     1.82     1.68     1.44   1.20   1.06   0.86

Additional Information:
Additions to property, plant,
  and equipment                        $148.2   $171.3   $165.1    $96.9    $60.8    $77.1    $77.2    $65.8  $56.1  $52.0  $35.4
Full-time employees at year-end        12,466   11,722   10,666    8,896    8,709    8,334    8,314    7,560  7,030  6,529  5,939
Full-time equivalent employees
  at year-end                          13,954   13,719   12,499   10,313    9,856    9,247    9,392    8,470  7,717  7,152  6,471
===================================================================================================================================

*Certain costs and income separately disclosed on the statement of consolidated earnings are included in selling, general, and administrative expense.

Note: Fiscal 1998 results include the impact of $205.3 million pre-tax non-recurring charges taken in the third quarter (See Note 3).