Form 10-K, Exhibit 13
period 1999-04-30
MEDTRONIC INC
filed 1999-07-21
CIK 64670

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

SUMMARY
Medtronic is the world's leading medical technology company, pioneering device-based therapies that restore health, extend life, and alleviate pain. Primary products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, coronary and peripheral vascular disease, heart valve replacement, extracorporeal cardiac support, minimally invasive cardiac surgery, malignant and non-malignant pain, movement disorders, spinal and neurosurgery, and neurodegenerative disorders.

Fiscal 1999 marked the company's 14th consecutive year of increases in revenues. Net sales of $4.13 billion represent a 23.7% increase over the $3.34 billion in fiscal 1998 after restatement to reflect the fiscal 1999 mergers with Physio-Control International Corporation (Physio-Control), Sofamor Danek Group, Inc. (Sofamor Danek), and Arterial Vascular Engineering, Inc. (AVE), which were accounted for as poolings-of-interests. Net sales excluding the effects of foreign currency translation increased 24.0% compared to increases of 17.6% in fiscal 1998 and 17.3% in fiscal 1997. The growth during fiscal 1999 was led by the performance of core product lines, particularly cardiac rhythm management and neurological and spinal, and was accelerated by the five major mergers and acquisitions that were completed during fiscal 1999.

Fiscal 1999 was a year in which major new product launches in cardiac rhythm management, combined with the mergers and acquisitions, have transformed the company. In September 1998, the company merged with Physio-Control which designs, manufactures, markets and services an integrated line of noninvasive emergency cardiac defibrillator and vital sign assessment devices, disposable electrodes, and data management software. In October 1998, the company acquired Midas Rex, L.P., a market leader in high-speed neurological powered instruments, including pneumatic instrumentation for surgical dissection of bones, biometals, bioceramics and bioplastics. In January 1999, the company merged with Sofamor Danek, which develops, manufactures, and markets devices, instruments, computer assisted visualization products and biomaterials used in the treatment of spinal and cranial disorders, and AVE, which designs, and manufactures minimally invasive solutions for the treatment of diseased and damaged coronary and peripheral blood vessels and other bodily passageways. In March 1999, the company acquired AVECOR Cardiovascular, Inc. (AVECOR), which develops, manufactures, and markets specialty medical devices for cardiopulmonary support during heart bypass surgery and long-term respiratory support. In addition, on April 30, 1999, the company acquired advanced lead and catheter placement technology from Micro Motion Sciences (Micro Motion).

In connection with these mergers and acquisitions, the company incurred significant one-time transaction related costs and also initiated significant restructuring actions, which included the announced closing of ten manufacturing facilities. The company believes these actions will significantly strengthen its competitive position in the global health care market, a market which is under increasing cost pressures. Excluding the effects of the $551.2 million pre-tax non-recurring charges taken in fiscal 1999 and the $205.3 million pre-tax non-recurring charges taken during fiscal 1998, diluted earnings per share would have been $1.53 and $1.25, respectively, representing an increase of 22.4%. After the pre-tax non-recurring charges taken during fiscal 1999 and 1998, net earnings and diluted earnings per share for fiscal 1999 were $468.4 million and $0.79, respectively, compared to $587.8 million and $1.02, respectively, for fiscal 1998.

                          U.S. VS. INTERNATIONAL SALES

Stacked bar graph showing net sales in millions of dollars for U.S. and international operations for the last three fiscal years. Data points (in millions of dollars) are as follows:

                                  1999            1998            1997
                                  ----            ----            ----
U.S.                         $ 2,674.6       $ 2,058.1       $ 1,719.1
International                  1,459.5         1,284.9         1,225.5
                             ---------       ---------       ---------

                             $ 4,134.1       $ 3,343.0       $ 2,944.6
                             =========       =========       =========

                           NET SALES BY PRODUCT LINE

Stacked bar graph of net sales in millions of dollars for the cardiac rhythm management, neurological and spinal, vascular and cardiac surgery product lines for each of the last three fiscal years. The data points (in millions of dollars) are as follows:

                                  1999            1998            1997
                                  ----            ----            ----

Cardiac rhythm management    $ 2,121.6       $ 1,881.4       $ 1,792.5
Neurological and spinal          899.7           680.3           539.6
Vascular                         718.8           403.0           243.2
Cardiac surgery                  394.0           378.3           369.3
                             ---------       ---------       ---------

                             $ 4,134.1       $ 3,343.0       $ 2,944.6
                             =========       =========       =========

NET SALES
Sales in the United States in fiscal 1999 increased 30.0% over the prior year, compared to 19.7% in fiscal 1998. Sales outside the United States increased 14.5% on a constant currency basis compared to 14.6% in fiscal 1998. Sales in non-U.S. markets accounted for 35.3% of worldwide net sales, compared with 38.4% in fiscal 1998 and 41.6% in fiscal 1997. Foreign exchange rate movements had an unfavorable year-to-year impact on international net sales of $11.2 million, $119.0 million, and $68.9 million in fiscal 1999, fiscal 1998, and fiscal 1997, respectively. These exchange rate movements are caused primarily by fluctuations in the value of the U.S. dollar versus major European currencies and the Japanese yen. The impact of foreign currency fluctuations on net sales is not necessarily indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and the company's hedging activities (see also Market Risk and Note 4 to the consolidated financial statements for further details on foreign currency instruments and the company's risk management strategies with respect thereto). As reflected in Note 4, realized gains and losses on the company's hedging activities were offset by the transactions being hedged and are therefore consistent with the company's risk management strategies.

The company's product lines include cardiac rhythm management, neurological and spinal, vascular, and cardiac surgery. Net sales by product line were as follows (in millions):

Year ended April 30,                                1999       1998       1997
--------------------------------------------------------------------------------
Cardiac rhythm management                       $2,121.6   $1,881.4   $1,792.5
Neurological and spinal                            899.7      680.3      539.6
Vascular                                           718.8      403.0      243.2
Cardiac surgery                                    394.0      378.3      369.3
--------------------------------------------------------------------------------
                                                $4,134.1   $3,343.0   $2,944.6
================================================================================

Net sales of cardiac rhythm management products, which consist primarily of products for bradycardia pacing, tachyarrhythmia management, external defibrillation, and ablation, increased 13.1% in fiscal 1999 after removing the impact of foreign exchange rate fluctuations, versus growth of 8.7% in fiscal 1998. This growth was fueled by several major new product launches and was led by tachyarrhythmia management's strong market share gains worldwide, solid bradycardia pacing sales, and significant growth from Physio-Control. Tachyarrhythmia management, led by sales of the Gem DR implantable cardioverter defibrillator, reestablished global market share leadership during the latter half of the fiscal year. The Gem II DR, the world's smallest full-featured implantable defibrillator, was commercially released in June 1999. Unit sales of bradycardia implantable pulse generators (IPGs) achieved nearly 8.0% growth during fiscal 1999. Bradycardia unit sales continued to reflect strong growth in both U.S. and non-U.S. markets, on the strength of the Kappa family of pacemakers. The Kappa 700 series of pacemakers received FDA clearance in late January 1999 and received regulatory clearance in Japan in April 1999. In addition, the Sigma and Vitatron Clarity pacemaker lines were launched in markets outside the U.S. in February and April 1999, respectively. Physio-Control, which was acquired in September 1998, grew in excess of 20 percent over the comparable period last year on the strength of the LifePak 12 and LifePak 500 external defibrillators. The LifePak 500 biphasic system received FDA clearance in May 1999.

Net sales of neurological and spinal products, consisting primarily of implantable neurostimulation devices, drug administration systems, spinal products, neurosurgery products, and functional diagnostics, continued to experience significant growth. Exclusive of the effects of foreign currency translation, net sales grew 32.8% over the previous year compared to growth of 30.6% in fiscal 1998. Sales of spinal and neurosurgery product lines (consisting of Sofamor Danek, PS Medical and Midas Rex) increased 40.1% from the prior year. Sofamor Danek, which was merged in January 1999, provided significant contributions during the year. Sofamor Danek's Interfix spinal cage received FDA clearance subsequent to fiscal year end. Midas Rex, which was acquired in October 1998, and which was accounted for as a purchase, contributed to the growth in neurosurgery product lines. Sales of core neurological product lines (consisting of neurostimulation, drug administration systems, and functional diagnostics) increased 24.2 percent from the prior year comparative period. Continued strong sales growth during fiscal 1999 was achieved in the drug delivery product line as a result of continued increased demand for the SynchroMed drug infusion system for delivery of morphine for chronic pain and for delivery of Lioresal (baclofen, USP) Intrathecal for treatment of cerebral and spinal spasticity. The Medtronic Activa neurostimulation therapy for control of essential tremor and tremor associated with Parkinson's disease also contributed to the growth during the year.

Net sales of vascular product lines, consisting of stents and balloon and guiding catheters increased 78.3% and 71.2% in fiscal 1999 and fiscal 1998, respectively, after excluding the effects of foreign currency translation. The January 1999 merger with AVE was largely responsible for this growth on the strength of the March 1998 launch of the GFX coronary stent system. The stent market continues to be very competitive, particularly in the United States. Vascular product line revenues declined 13.1 percent during the fourth quarter of fiscal 1999 primarily as a result of launches of competitors' stents. However, the next generation GFX2 coronary stent received FDA clearance in mid-April, and has been well received by the marketplace since its launch. In addition, the S670, S540, and beStent Brava stents were introduced in European markets in early May 1999 and the S540 was cleared by the FDA for U.S. commercial release in June 1999. The AneuRx endovascular stent-graft system for minimally-invasive treatment of abdominal aortic aneurysms was launched in markets outside the United States during fiscal 1998 and is awaiting FDA regulatory clearance in the U.S.

Net sales of cardiac surgery product lines, consisting of heart valves, perfusion systems, cannulae, and surgical accessories, increased 4.6% and 6.0% in fiscal 1999 and fiscal 1998, respectively, after excluding the effects of foreign currency translation. The fiscal 1999 sales increase was led by strong growth in the sale of the Freestyle stentless aortic tissue valve in the U.S. The March 1999 purchase of AVECOR had minimal impact on the fiscal 1999 growth rate. Sales of cannulae were relatively flat as compared to the prior fiscal year. The fiscal 1998 growth was led by strong growth in sales of cannulae products and tissue valves following the November 1997 FDA clearance of the Freestyle valve. The Octopus2 tissue stabilization device, which facilitates precision suturing on a beating heart during bypass procedures, has been rapidly accepted by the U.S. surgical community since its clearance by the FDA in January 1999.

COSTS AND EXPENSES
The following is a summary of major costs and expenses as a percentage of net sales:

Year ended April 30,                                   1999      1998      1997
--------------------------------------------------------------------------------
Cost of Products Sold                                 26.7%     26.2%     25.8%
Research & Development                                10.4      11.0      11.1
Selling, General & Administrative                     31.0      30.5      32.1
Non-recurring Charges                                 12.6       5.8       1.7
================================================================================

Cost of products sold as a percentage of net sales increased slightly in fiscal 1999 as compared to fiscal 1998. This increase was primarily the result of the $29.0 million charge related primarily to inventory rationalization in the vascular and cardiac surgery product lines following the acquisitions of AVE and AVECOR. Without the $29.0 million charge, cost of products sold as a percentage of net sales would have been 26.0%. The increase in cost of products sold as a percentage of net sales in fiscal 1998 compared to fiscal 1997 resulted primarily from the $12.9 million charge included within the fiscal 1998 third quarter restructuring charge for obsolescence on certain vascular inventories. Without the $12.9 million charge, cost of products sold as a percentage of net sales would have been 25.8%. Future gross margins will continue to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

be impacted by competitive pricing pressures, new product introductions, the mix of products both within and among product lines and geographies, and the effects of foreign currency fluctuations.

The company remains committed to spending aggressively on research and development (R&D) to develop technological enhancements and new indications for existing products, as well as to develop less invasive and new technologies to address unmet patient needs and to help reduce patient care costs and length of hospital stay. R&D expense was $429.2 million in fiscal 1999 compared to $367.9 million in fiscal 1998.

The increase in selling, general, and administrative expense (SG&A) as a percent of sales from fiscal 1998 to fiscal 1999 was primarily attributable to increased marketing and distribution spending to support new product launches and by a decrease in the dollar amount of gains recognized in the current year from hedging activities as compared to fiscal 1998, partially offset by gains recognized from the sale of certain available-for-sale equity securities. The decrease from fiscal 1997 to fiscal 1998 was primarily attributable to continued emphasis on achieving overall cost efficiencies in response to the weaker than anticipated revenue trends for certain products. The fiscal 1998 decrease was also impacted by gains recognized from the sale of certain available-for-sale equity securities, an increase in the dollar amount of gains recognized from hedging activities, and increased royalty income offset in part by increased legal costs, additional investments in information technology, and marketing initiatives.

As discussed in Note 3 to the consolidated financial statements, the company recorded non-recurring pre-tax charges totaling $551.2 million, $205.3 million, and $50.0 million during fiscal 1999, 1998, and 1997, respectively.

INCOME TAXES
The company's effective income tax rate in fiscal 1999 was 43.0% compared to an effective rate of 34.7% in fiscal 1998 and 34.2% in fiscal 1997, after restatement for the mergers with Physio-Control, Sofamor Danek, and AVE. Excluding the effects of the non-recurring charges discussed in Note 3 to the consolidated financial statements, the effective income tax rate in fiscal 1999 and fiscal 1998 would have been 34.1% and 34.4%, respectively. The reduction in the fiscal 1999 pre-charge effective tax rate is due to tax planning initiatives and management believes that additional tax planning initiatives should contribute to a further reduction in the effective tax rate for fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

SUMMARY
Despite the significant number of mergers and acquisitions during fiscal 1999, the company retained its strong financial position during fiscal 1999. At April 30, 1999, working capital, the excess of current assets over current liabilities, totaled $1,404.9 million compared to $1,373.2 million at April 30, 1998. The current ratio at April 30, 1999, was 2.4:1 compared with 2.8:1 and 2.4:1 at April 30, 1998 and 1997, respectively. The decrease in the current ratio at April 30, 1999 is primarily related to remaining accrued liability balances at April 30, 1999 related to the $551.2 million pre-tax charges taken during fiscal 1999. The company's net cash position, defined as the sum of cash, cash equivalents, and short-term investments less short-term borrowings and long-term debt was $119.1 million at April 30, 1999, compared to $451.1 million at April 30, 1998, and $114.5 million at April 30, 1997. The decrease in the company's net cash position during fiscal 1999 is primarily related to the $550.0 million early debt repayment related to AVE's acquisition of the coronary catheter lab business of C. R. Bard, Inc. and the $362.0 million of cash utilized for restructuring and merger related costs (see Note 3).

                                   R&D EXPENSE

Bar graph of research and development expense in millions of dollars for the last three fiscal years are as follows:

                             1999             $429.2
                             1998              367.9
                             1997              325.5


                            DIVIDENDS TO SHAREHOLDERS

Bar graph of dividends to shareholders in millions of dollars for the last three fiscal years are as follows:

                            1999             $131.9
                            1998              102.9
                            1997               90.7

CASH FLOW
Cash provided by operating activities was $455.3 million in fiscal 1999 compared to $685.3 million in fiscal 1998 and $482.7 million in fiscal 1997. Repurchases of common stock totaled $377.2 million in fiscal 1999, compared to $168.2 million and $476.6 million in fiscal 1998 and fiscal 1997, respectively. Additions to property, plant and equipment totaled $226.4 million in fiscal 1999, compared to $202.1 million and $205.5 million in fiscal 1998, and 1997, respectively. The company expects future growth in capital spending to support increased manufacturing capacity and operational requirements. This spending will be financed primarily by funds from operations. Dividends paid to shareholders totaled $131.9 million, $102.9 million, and $90.7 million for fiscal 1999, 1998, and 1997, respectively. Consistent with the company's financial objectives, the company expects to continue paying dividends at a rate of approximately 20% of the previous year's pre-charge net earnings.

Significant sources of cash during fiscal 1999 included proceeds provided by the September 1998 secondary stock offering ($691.8 million of cash, net of issuance costs) and the issuance of $550.0 million of debt (by AVE) in conjunction with AVE's October 1998 acquisition of the coronary catheter lab business of C. R. Bard, Inc.

Significant uses of cash during fiscal 1999 included repayments on long-term debt (including the $550.0 million debt related to AVE's acquisition of the coronary catheter lab busi-ness of C. R. Bard, Inc.), the acquisitions of Midas Rex, AVECOR, and the coronary catheter lab business of C. R. Bard, Inc. (by AVE), purchases of property, plant, and equipment, purchases of marketable securities, repurchases of common stock under the company's systematic stock repurchase plan, and dividends paid to shareholders. In addition, changes in prepaid expenses and other assets during fiscal 1999, include approximately $70 million in prepayments of foreign tax liabilities. These tax prepayments were funded through additional non-U.S. short-term borrowings.

DEBT AND CAPITAL
The company has a systematic stock repurchase program. During fiscal 1999, approximately 5.6 million shares were repurchased at an average price of $67.59. During fiscal 1998, approximately 3.5 million shares were repurchased at an average price of $47.90. The company repurchased shares to offset dilution resulting from shares issued in conjunction with the AVECOR purchase in fiscal 1999 and the issuance of stock under the employee stock purchase and award plans in fiscal 1999 and 1998. Future repurchases of common stock will depend upon the company's systematic stock repurchase plan, restrictions related to pooling transactions, and other factors.

The company's capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percent of total capital was 6.6% at April 30, 1999, compared with 6.8% and 9.9% at April 30, 1998, and 1997, respectively.

One of the company's key financial objectives is achieving an annual return on equity (ROE) of at least 20%. ROE compares net earnings to average shareholders' equity and is a key measure of management's ability to utilize the shareholders' investment in the company effectively. In fiscal 1999, ROE was 14.9% as compared to 24.8% and 28.4% in fiscal 1998 and 1997, respectively. Excluding the effects of the $551.2 million, $205.3 million, and $50.0 million pre-tax non-recurring charges taken in fiscal 1999, fiscal 1998, and fiscal 1997, ROE would have been 25.8%, 29.5%, and 29.7%, respectively. In each of the preceding nine years, ROE exceeded 20%.

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

The company's objective in managing its exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes. The company enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets, liabilities, commitments, and anticipated foreign currency revenues to meet these objectives. The principal currencies hedged are the Japanese yen and major European currencies. The gains and losses on these contracts offset changes in the value of the related exposures. It is the company's policy to enter into foreign currency transactions only to the extent true exposures exist. The company does not enter into foreign currency transactions for speculative purposes. The company's risk management activities for fiscal 1999 were successful in reducing the net earnings impact of currency fluctuations to an immaterial level despite adverse market conditions.

The fair value of all foreign currency derivative contracts outstanding at April 30, 1999 was $0.4 million, which does not represent the company's annual exposure. An analysis was prepared to estimate the sensitivity of the fair value of all derivative foreign exchange contracts to hypothetical 10% favorable and unfavorable changes in spot exchange rates at April 30, 1999. Premiums paid for purchased options are included in the fair value. The results of this estimation, which may vary from actual results, are as follows (in millions):

                                   Fair Value of Derivatives
                                   -------------------------
    10% adverse rate movement              $ (36.5)
    At April 30, 1999 rates                    0.4
    10% favorable rate movement               32.5

Any gains and losses on the fair value of derivative contracts would be largely offset by losses and gains on the underlying transactions or anticipated transactions. These offsetting gains and losses are not reflected in the above analysis. An analysis of the impact on the company's interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates compared to interest rates at April 30, 1999 shows no significant impact on expected fiscal 2000 earnings.

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

In keeping with the increased emphasis on cost effectiveness in health care delivery, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. The medical device industry has also experienced some consolidation, partly in order to offer a broader range of products to large purchasers. As a result, transactions with customers are more significant, more complex and tend to involve more long-term contracts than in the past. This enhanced purchasing power may also increase the pressure on product pricing, although management is unable to estimate the potential impact at this time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

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

In the early 1990s, the review time by the FDA to clear medical devices for commercial release lengthened and the number of clearances, both of 510(k) submissions and pre-market approval applications, decreased. In response to public and congressional concern, the FDA Modernization Act of 1997 was adopted with the intent of bringing better definition to the clearance process. While FDA review times have improved since passage of the 1997 Act, there can be no assurance that the FDA review process will not involve delays or that clearances will be granted on a timely basis.

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

The company operates in an industry susceptible to significant product liability claims. In recent years, there has been increased public interest in product liability claims for implanted medical devices, including pacemakers, leads, and spinal systems. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class, and the company has experienced an increase in such claims. Within the past two years, United States District Courts in Arkansas, California, Florida, Kentucky, Ohio, and Pennsylvania have refused to certify class actions in cases brought against the company. This is consistent with the trend in class action law as it applies to the medical device industry generally. In addition, product liability claims may be asserted against the company in the future related to events not known to management at the present time. Management believes that the company's risk management practices, including insurance coverage, are reasonably adequate to protect against potential product liability losses.

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

YEAR 2000 READINESS DISCLOSURE
Medtronic has had a formal program in place since 1996 with assigned Year 2000 staff to ensure that its critical areas, related to business information systems, products, facilities, non-information systems with embedded technology and key third party suppliers, will operate normally before, during and after the Year 2000.

The company has completed a review of its business information systems with regard to Year 2000 compliance and will either replace or correct, through programming modifications, those computer systems that have been found to have date-related deficiencies. It is anticipated that this remediation will be substantially complete by early fall 1999. No significant information technology projects have been deferred as a result of the company's efforts on Year 2000.

The company's products have been assessed and found to be Year 2000 compliant with the exception of a few requiring minor software upgrades or manual date changes. Delivery of therapy is not affected by the Year 2000 status of any of these products. The company's implantable devices, including pacemakers, defibrillators, drug infusion systems, neurostimulators, heart valves, and spinal products, are not affected by the Year 2000 issue because they do not deliver therapy on the basis of a calendar date. These minor corrective actions, which are limited to certain programmers, instruments, and software products, are date-related and will not adversely affect patient health or other system functions. The software for such items will be updated or instructions will be provided prior to the Year 2000 to correct for non-compliance.

The company is also assessing facility and telecommunication systems, and systems used to support manufacturing processes to ensure that these will be Year 2000 ready. It is anticipated that this assessment and any required remediation will be substantially completed by early fall 1999.

The company relies on third party providers for services such as raw materials procurement, telecommunications, utilities, financial services, distribution services, and other key services. Interruption of those services due to Year 2000 issues could affect the company's operations. The company has contacted its major suppliers, both domestic and foreign, to determine their Year 2000 readiness and Medtronic's potential exposure to a supply or sales interruption. Because the company's Year 2000 compliance is dependent upon key third parties (customers, suppliers, utilities, telecommunications providers and governments) also being Year 2000 compliant, there can be no guarantee that the company's efforts will prevent a material adverse impact on its financial position, results of operations or liquidity in future periods should a significant number of suppliers or customers experience business disruptions as a result of their lack of Year 2000 readiness.

The company estimates that it has incurred approximately $20 million to date in external and internal costs on a pre-tax basis to address its Year 2000 readiness issues. The company currently estimates that the total additional costs for addressing its internal Year 2000 readiness will not exceed $15 million on a pre-tax basis. Approximately $6.8 million of these costs have been capitalized to date related to Sofamor Danek's worldwide installation of a comprehensive software package. Remaining Year 2000 costs are being expensed as they are incurred and are being funded through operating cash flows. The company plans to devote the necessary resources to resolve all significant Year 2000 issues in a timely manner. The above cost estimates include costs associated with Year 2000 readiness for businesses acquired during fiscal 1999.

Throughout 1999, the company will determine areas where contingency planning is needed. The planning efforts include, but are not limited to, identification and mitigation of potential serious business interruptions, adjustment of inventory levels to meet customer needs, and establishing crisis response processes to address unexpected problems.

The company's statements regarding its Year 2000 readiness are forward-looking statements and are therefore subject to change as a result of known and unknown factors. Both the company's cost estimates and completion time frames could be influenced by the company's ability to successfully identify all Year 2000 issues, the nature and amount of remediation required, the availability and cost of trained personnel in this area and the Year 2000 success that key third parties and customers attain. While these and other unforeseen factors could have a material adverse impact on the company's financial position, results of operations or liquidity in future periods due to possible manufacturing delays or business disruptions caused by a lack of third party Year 2000 readiness, management believes that it has implemented an effective Year 2000 compliance program that will minimize the possible negative consequences to the company.

The Year 2000 readiness disclosure statement set forth above is a "Year 2000 Readiness Disclosure" under the federal Year 2000 Information and Readiness Disclosure Act.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS
Certain statements contained in this Annual Report and other written and oral statements made from time to time by the company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "should," "will," "forecast" and similar words or expressions. The company's forward-looking statements generally relate to its growth strategies, financial results, product development and regulatory approval programs, and sales efforts. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions, including among others, those discussed in the previous section entitled "Government Regulation and Other Matters," and in Item 1 of the company's Annual Report on Form 10-K under the heading "Cautionary Factors That May Affect Future Results." Consequently, no forward-looking statement can be guaranteed and actual results may vary materially.

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


/s/ Bill George

William W. George
Chairman and Chief Executive Officer


/s/ Arthur D. Collins Jr.

Arthur D. Collins, Jr.
President and Chief Operating Officer


/s/ Robert L. Ryan

Robert L. Ryan
Senior Vice President and Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Medtronic, Inc.

In our opinion, the accompanying consolidated balance sheet and the related statements of consolidated earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc., and its subsidiaries at April 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
May 27, 1999

STATEMENT OF CONSOLIDATED EARNINGS

------------------------------------------------------------------------------------------------------
(in millions of dollars, except per share data)                                        Medtronic, Inc.
------------------------------------------------------------------------------------------------------
Year ended April 30,                                      1999              1998              1997
------------------------------------------------------------------------------------------------------
NET SALES                                              $ 4,134.1         $ 3,343.0         $ 2,944.6
COSTS AND EXPENSES:
  Cost of products sold                                  1,102.8             875.5             760.8
  Research and development expense                         429.2             367.9             325.5
  Selling, general, and administrative expense           1,280.1           1,019.0             944.5
  Non-recurring charges                                    371.3             156.4              50.0
  Purchased in-process research and development            150.9                --                --
  Foundation commitment                                       --              36.0                --
  Interest expense                                          28.8              15.3              15.4
  Interest income                                          (51.0)            (27.3)            (38.3)
------------------------------------------------------------------------------------------------------

     TOTAL COSTS AND EXPENSES                            3,312.1           2,442.8           2,057.9
------------------------------------------------------------------------------------------------------

EARNINGS BEFORE INCOME TAXES                               822.0             900.2             886.7
PROVISION FOR INCOME TAXES                                 353.6             312.4             303.5
------------------------------------------------------------------------------------------------------

     NET EARNINGS                                      $   468.4         $   587.8         $   583.2
======================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING                        578.2             565.5             570.0
BASIC EARNINGS PER SHARE                               $    0.81         $    1.04         $    1.02
======================================================================================================
EARNINGS PER SHARE ASSUMING DILUTION                   $    0.79         $    1.02         $    1.00
======================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING
  ASSUMING DILUTION                                        592.9             578.7             585.5
======================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

---------------------------------------------------------------------------------------------------------------
(in millions of dollars)                                                                        Medtronic, Inc.
---------------------------------------------------------------------------------------------------------------
April 30,                                                                             1999              1998
---------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                       $  222.1         $  519.5
    Short-term investments                                                             153.8            123.6
    Accounts receivable, less allowance
      for doubtful accounts of $32.3 and $24.1                                       1,004.6            789.6
    Inventories:
      Finished goods                                                                   301.7            207.8
      Work in process                                                                  103.5             90.2
      Raw materials                                                                    148.8            124.8
---------------------------------------------------------------------------------------------------------------
        Total Inventories                                                              554.0            422.8
    Deferred tax assets                                                                256.0            194.8
    Prepaid expenses and other current assets                                          204.7             87.0
---------------------------------------------------------------------------------------------------------------
        TOTAL CURRENT ASSETS                                                         2,395.2          2,137.3
PROPERTY, PLANT, AND EQUIPMENT:
    Land and land improvements                                                          46.2             32.2
    Buildings and leasehold improvements                                               360.3            264.0
    Equipment                                                                          873.5            800.7
    Construction in progress                                                           128.0             92.5
---------------------------------------------------------------------------------------------------------------
                                                                                     1,408.0          1,189.4
    Accumulated depreciation                                                          (659.2)          (562.4)
---------------------------------------------------------------------------------------------------------------
      Net Property, Plant, and Equipment                                               748.8            627.0
GOODWILL, net of accumulated amortization of $136.7 and $97.7                        1,062.8            410.1
OTHER INTANGIBLE ASSETS, net of
    accumulated amortization of $92.7 and $72.7                                        263.2            153.7
LONG-TERM INVESTMENTS                                                                  203.5            138.6
OTHER ASSETS                                                                           196.8            179.5
---------------------------------------------------------------------------------------------------------------
        TOTAL ASSETS                                                                $4,870.3         $3,646.2
===============================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Short-term borrowings                                                           $  239.2         $  130.8
    Accounts payable                                                                   153.2            122.0
    Accrued compensation                                                               180.4            211.9
    Accrued income taxes                                                                49.5             97.2
    Other accrued expenses                                                             368.0            202.2
---------------------------------------------------------------------------------------------------------------
        TOTAL CURRENT LIABILITIES                                                      990.3            764.1
LONG-TERM DEBT                                                                          17.6             61.2
DEFERRED TAX LIABILITIES                                                                30.8             13.4
OTHER LONG-TERM LIABILITIES                                                            177.0            156.9
---------------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES                                                            1,215.7            995.6
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
    Preferred stock--par value $1.00; 2,500,000 shares authorized, none outstanding Common Stock--par value $.10; 800,000,000 shares authorized,
      585,225,807 and 570,032,303 shares issued and outstanding                         58.5             57.0
    Retained earnings                                                                3,715.7          2,676.0
    Accumulated other non-owner changes in equity                                      (93.4)           (54.5)
---------------------------------------------------------------------------------------------------------------
                                                                                     3,680.8          2,678.5
    Receivable from Employee Stock Ownership Plan                                      (26.2)           (27.9)
---------------------------------------------------------------------------------------------------------------
        TOTAL SHAREHOLDERS' EQUITY                                                   3,654.6          2,650.6
---------------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $4,870.3         $3,646.2
===============================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
(in millions of dollars)                                                                                            Medtronic, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         Accumulated
                                                                                          Other Non-     Receivable        Total
                                                               Common       Retained    Owner Changes       from       Shareholders'
                                                                Stock       Earnings      in Equity         ESOP          Equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1996                                      $    57.1     $ 1,940.9      $    56.7      $   (28.7)     $ 2,026.0
Total non-owner changes in equity:
Net earnings                                                                   583.2                                        583.2
Other non-owner changes in equity
  Change in unrealized gain (loss) on investments
    net of $31.4 tax benefit                                                                  (57.9)                        (57.9)
  Translation adjustments                                                                     (59.5)                        (59.5)
                                                                                                                        -----------
      Total comprehensive income                                                                                        $   465.8
                                                                                                                        -----------
Dividends paid                                                                 (90.7)                                       (90.7)
Issuance of common stock of acquired subsidiary                   0.06          83.5                                         83.6
Issuance of common stock under employee benefit
  and incentive plans                                             0.04          49.8                                         49.8
Repurchases of common stock                                       (0.7)       (475.9)                                      (476.6)
Income tax benefit from restricted stock and nonstatutory
  stock options                                                                 26.8                                         26.8
Repayment from ESOP                                                                                            0.8            0.8
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1997                                      $    56.5     $ 2,117.6      $   (60.7)     $   (27.9)     $ 2,085.5
Net earnings                                                                   587.8                                        587.8
Other non-owner changes in equity
  Change in unrealized gain (loss) on investments
    net of $11.8 tax expense                                                                   21.8                          21.8
  Translation adjustments                                                                     (14.4)                        (14.4)
  Minimum pension liability                                                                    (1.2)                         (1.2)
                                                                                                                        -----------
      Total comprehensive income                                                                                        $   594.0
                                                                                                                        -----------
Dividends paid                                                                (102.9)                                      (102.9)
Issuance of common stock of acquired subsidiary                    0.1           4.0                                          4.1
Issuance of common stock under employee benefit
  and incentive plans                                              0.8         179.7                                        180.5
Repurchases of common stock                                       (0.4)       (167.8)                                      (168.2)
Income tax benefit from restricted stock and nonstatutory
  stock options                                                                 57.6                                         57.6
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1998                                      $    57.0     $ 2,676.0      $   (54.5)     $   (27.9)     $ 2,650.6
Net earnings                                                                   468.4                                        468.4
Other non-owner changes in equity
  Change in unrealized gain (loss) on investments
    net of $5.9 tax benefit                                                                   (10.9)                        (10.9)
  Translation adjustments                                                                     (24.9)                        (24.9)
  Minimum pension liability                                                                    (3.1)                         (3.1)
                                                                                                                        -----------
      Total comprehensive income                                                                                        $   429.5
                                                                                                                        -----------
Adjustment for poolings-of-interests                                            19.4                                         19.4
Dividends paid                                                                (131.9)                                      (131.9)
Issuance of common stock from secondary offering                   1.1         690.7                                        691.8
Issuance of common stock under employee benefit
  and incentive plans                                              0.1          55.8                                         55.9
Issuance of common stock in acquisition of subsidiaries            0.9         252.4                                        253.3
Repurchases of common stock                                       (0.6)       (376.6)                                      (377.2)
Income tax benefit from restricted stock and nonstatutory
  stock options                                                                 61.5                                         61.5
Repayment from ESOP                                                                                            1.7            1.7
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 30, 1999                                      $    58.5     $ 3,715.7      $   (93.4)     $   (26.2)     $ 3,654.6
===================================================================================================================================

See accompanying notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------
(in millions of dollars)                                                                                      Medtronic, Inc.
-----------------------------------------------------------------------------------------------------------------------------
Year ended April 30,                                                          1999               1998               1997
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Net earnings                                                           $    468.4         $    587.8         $    583.2
    Adjustments to reconcile net earnings to net cash
      provided by operating activities:
          Depreciation and amortization                                         213.1              161.2              131.5
          Non-recurring charges, net                                            177.3              126.0               48.8
          Deferred income taxes                                                 (35.9)              19.0              (12.5)
          Changes in operating assets and liabilities:
            Increase in accounts receivable                                    (180.9)            (147.4)             (96.4)
            Increase in inventories                                             (86.7)             (78.5)             (46.0)
            Increase in prepaid expenses
              and other assets                                                 (127.2)             (70.1)             (49.1)
            (Decrease) increase in accounts payable and
              accrued liabilities                                                76.6               47.0              (27.9)
            (Decrease) increase in accrued income taxes                         (54.8)              41.4              (45.8)
            (Decrease) increase in deferred income                                3.6                0.1               (1.6)
            (Decrease) increase in postretirement benefit accrual                (0.4)              (0.5)               1.3
            (Decrease) increase in other long-term liabilities                    2.2               (0.7)              (2.8)
-----------------------------------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY OPERATING ACTIVITIES                       455.3              685.3              482.7
INVESTING ACTIVITIES
    Additions to property, plant, and equipment                                (226.4)            (202.1)            (205.5)
    Acquisitions, net of cash acquired                                       (1,017.4)              (3.4)             (52.8)
    Sales and maturities of marketable securities                               651.5               84.8              856.8
    Purchases of marketable securities                                         (684.2)             (86.7)            (549.3)
    Other investing activities                                                  (30.7)             (65.4)            (114.9)
-----------------------------------------------------------------------------------------------------------------------------
                NET CASH USED IN INVESTING ACTIVITIES                        (1,307.2)            (272.8)             (65.7)
FINANCING ACTIVITIES
    Increase in short-term borrowings                                           107.8               33.9               83.7
    Payments on long-term debt                                                 (615.2)            (163.2)             (81.8)
    Issuance of long-term debt                                                  571.6               93.4               68.9
    Proceeds from stock offering of acquired subsidiary                            --                4.1               83.6
    Dividends to shareholders                                                  (131.9)            (102.9)             (90.7)
    Repurchases of common stock                                                (377.2)            (168.2)            (476.6)
    Issuance of common stock                                                  1,001.0              180.5               49.8
-----------------------------------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES             556.1             (122.4)            (363.1)
    Effect of exchange rate changes on cash
      and cash equivalents                                                       (1.6)               1.0               (4.4)
-----------------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                        (297.4)             291.1               49.5
    Cash and cash equivalents at beginning of year                              519.5              228.4              178.9
-----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $    222.1         $    519.5         $    228.4
=============================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION
    Cash paid during the year for:
        Income taxes                                                       $    371.5         $    263.5         $    339.4
        Interest                                                                 28.7               15.8               15.4
-----------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES
    Issuance of common stock for  acquisition of
      subsidiary, net of cash acquired                                     $    164.3         $       --         $       --
=============================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in millions of dollars, except per share data)  Medtronic, Inc.
--------------------------------------------------------------------------------

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
Medtronic is the world's leading medical technology company, pioneering device-based therapies that restore health, extend life, and alleviate pain. The company provides innovative products and therapies for the health care needs of medical professionals and their patients. Headquartered in Minneapolis, Minnesota, operations are primarily focused on providing therapeutic, diagnostic, and monitoring systems for the cardiac rhythm management, cardiovascular, and neurological and spinal markets. The company generally markets its products through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets. The main markets for products are the United States, Western Europe, and Japan.

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

GOODWILL, OTHER INTANGIBLE ASSETS, AND LONG LIVED ASSETS
Goodwill represents the excess of cost over net assets of businesses acquired, while other intangible assets consist primarily of purchased technology and patents. Goodwill and other intangible assets are being amortized using the straight-line method over their estimated useful lives, of which periods up to 26 and 15 years remain, respectively. The company periodically reviews its goodwill and other long-lived assets for indicators of impairment in accordance with SFAS No. 121.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed when incurred. Purchased in-process research and development is recognized in purchase business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies. The portion assigned to in-process technologies excludes the value of core and developed technologies, which are recognized as intangible assets.

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

FOREIGN CURRENCY TRANSLATION
Essentially all assets and liabilities are translated to U.S. dollars at year-end exchange rates, while elements of the income statement are translated at average exchange rates in effect during the year. Foreign currency transaction gains and losses are included in the statement of consolidated earnings as selling, general, and administrative expense. Adjustments arising from the translation of most net assets located outside the United States (gains and losses) are recorded as a component of accumulated other non-owner changes in equity.

RISK MANAGEMENT CONTRACTS
In the normal course of business, the company enters into various contracts that change in value as foreign exchange rates change, to manage its exposure to fluctuations in foreign currency exchange rates. The company designates and assigns the financial instruments as hedges for specific assets, liabilities or anticipated transactions. When hedged assets or liabilities are sold or extinguished, the company recognizes the gain or loss on the designated hedging financial instruments. The company classifies its derivative financial instruments as held or issued for purposes other than trading. Prepaid option premiums and unrealized losses on forward contracts are recorded in the balance sheet as other assets. Unrealized gains on forward contracts are included in other accrued liabilities. Gains and losses from hedges of firm commitments are classified in the income statement consistent with the accounting treatment of the items being hedged.

ROYALTY INCOME
Income earned from royalty and license agreements is recorded as a reduction of selling, general, and administrative expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in millions of dollars, except per share data)  Medtronic, Inc.
--------------------------------------------------------------------------------

EARNINGS PER SHARE
Basic earnings per share is computed based on the weighted average number of common shares outstanding, while diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potential dilutive common shares been issued. Potential dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan.

NEW ACCOUNTING STANDARDS
During the first quarter of fiscal 1999, the company adopted Statement of Financial Accounting Standard No. 130 "Reporting Comprehensive Income" (SFAS No.
130). In addition to net earnings, other non-owner changes in equity includes, as applicable, unrealized gains and losses on available for sale securities, foreign currency translation adjustments, and minimum pension liability. The company's adoption of SFAS No. 130 had no effect on the company's results of operations, cash flows or financial position.

Effective April 30, 1999, the company adopted Statement of Financial Accounting Standard No. 131 "Disclosure about Segments of an Enterprise and Related Information" (SFAS No. 131). This statement, which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", establishes new standards for reporting information about operating segments and related disclosures about products, geographic areas, and major customers in annual and interim financial statements. Under SFAS No. 131, operating segments are determined consistent with the way management organizes and evaluates financial information internally for making decisions and assessing performance. The company's adoption of SFAS No. 131 had no effect on the company's results of operations, cash flows or financial position.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), which is required to be adopted for fiscal years beginning after June 15, 2000, although earlier application is permitted as of the beginning of any fiscal quarter. This statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company is in the process of determining if earlier application would be feasible and what effect the adoption of SFAS No. 133 will have on the company's results of operations, cash flows, or financial position.

NOTE 2--ACQUISITIONS

POOLING-OF-INTERESTS METHOD
On January 28, 1999, the company issued approximately 50.6 million shares of its common stock for all of the outstanding capital stock of Arterial Vascular Engineering, Inc. (AVE). AVE designs and manufactures minimally invasive solutions for the treatment of coronary artery and peripheral vascular disease. AVE's product offerings include coronary stents, balloon catheters, guidewires, and guiding catheters.

On January 27, 1999, the company issued approximately 45.0 million shares of its common stock for all of the outstanding capital stock of Sofamor Danek Group, Inc. (Sofamor Danek). Sofamor Danek is primarily involved in developing, manufacturing, and marketing devices, instruments, computer-assisted visualization products, and biomaterials used in the treatment of spinal and cranial disorders.

On September 30, 1998, the company issued approximately 8.6 million shares of its common stock for all of the outstanding capital stock of Physio-Control International Corporation (Physio-Control). Physio-Control designs, manufactures, markets, and services an integrated line of noninvasive emergency cardiac defibrillator and vital sign assessment devices, disposable electrodes, and data management software.

In June 1996, the company issued approximately 7.7 million shares of its common stock for all of the outstanding capital stock of InStent Inc. (InStent). InStent develops, manufactures, and markets a variety of self-expanding and balloon-expandable stents used in a broad range of medical indications.

In May 1996, the company issued approximately 2.3 million shares of its common stock for all of the outstanding capital stock of AneuRx, Inc. (AneuRx), which provides a minimally invasive endovascular stented graft and delivery system used to repair life-threatening abdominal aortic aneurysms.

The company's consolidated financial statements for prior years have been restated to include the results of AVE, Sofamor Danek, and Physio-Control. Net sales and net earnings for the individual entities for fiscal 1998 and 1997 were as follows:

Year ended April 30, 1998                             Net Sales    Net Earnings
--------------------------------------------------------------------------------
Medtronic (as previously reported)                    $ 2,604.8       $   457.4
AVE                                                       228.0            60.4
Sofamor Danek                                             331.6            60.5
Physio-Control                                            178.6             9.5
--------------------------------------------------------------------------------
Combined                                              $ 3,343.0       $   587.8
================================================================================
Year ended April 30, 1997                             Net Sales    Net Earnings
--------------------------------------------------------------------------------
Medtronic (as previously reported)                    $ 2,438.2       $   530.0
AVE                                                        75.1            24.7
Sofamor Danek                                             260.1            13.9
Physio-Control                                            171.2            14.6
--------------------------------------------------------------------------------
Combined                                              $ 2,944.6       $   583.2
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in millions of dollars, except per share data)  Medtronic, Inc.
--------------------------------------------------------------------------------

The combined results for the fiscal years ended April 30, 1998 and 1997 represent the historical results of Medtronic for the fiscal year ended April 30, 1998 combined with the historical results of AVE, Sofamor Danek, and Physio-Control for the 12 months ended March 31, 1998 and 1997. Effective May 1, 1998, Physio-Control's, Sofamor Danek's, and AVE's fiscal year end has been changed from December 31 for Physio-Control and Sofamor Danek and June 30 for AVE, respectively, to April 30 to conform to the company's fiscal year end. Accordingly, Physio-Control's, Sofamor Danek's, and AVE's results for the one month period ended April 30, 1998 have been excluded from the company's combined results and have been reported as an adjustment to May 1, 1998 retained earnings.

PURCHASE METHOD
On April 30, 1999, the company acquired all of the outstanding capital stock of Micro Motion Sciences (Micro Motion) for $9.8. Micro Motion develops advanced lead and catheter placement technology.

On March 8, 1999, the company issued approximately 1.3 million shares of its common stock for all of the outstanding capital stock of AVECOR Cardiovascular Inc. (AVECOR). AVECOR develops, manufactures, and markets specialty medical devices for heart/lung bypass surgery and long-term respiratory support. In March 1999, subsequent to the closing of this transaction, the company repurchased in the open market the equivalent number of shares issued in the AVECOR acquisition.

Prior to the merger with the company, AVE acquired all of the outstanding capital stock of World Medical Manufacturing Corporation (World Medical) on December 14, 1998 in exchange for approximately $70.8 in AVE common stock and other consideration. World Medical develops, manufactures, and markets an endovascular stented graft and delivery system for the treatment of abdominal aortic aneurysms. In addition, on October 1, 1998, AVE acquired the coronary catheter lab business of C. R. Bard, Inc. for a purchase price of approximately $610.7. The Bard Cath Lab business includes a broad range of catheter-based technologies including balloon catheters, guidewires, and coronary stents.

On October 16, 1998, the company acquired all of the assets and certain liabilities of Midas Rex, L.P., of Fort Worth, Texas, for approximately $230.0 in cash. Midas Rex is the market leader in high-speed neurological powered instruments, including pneumatic instrumentation for surgical dissection of bones, biometals, bioceramics, and bioplastics. Other instruments manufactured by Midas Rex assist in orthopedic, otolaryngological, maxillofacial, and craniofacial procedures, as well as plastic surgery.

In August 1996, the company acquired substantially all of the assets and liabilities of Avalon Laboratories, Inc. (Avalon) for approximately $19.0 in cash. Avalon develops, manufactures, and sells cannulae and other surgical products.

The acquisitions of Micro Motion, AVECOR, World Medical, Bard Cath Lab, Midas Rex, and Avalon, were accounted for as purchases. Accordingly, the results of operations of the acquired entities have been included in the company's consolidated financial statements since the respective dates of acquisition. Acquired goodwill, patents, trademarks, and other intangible assets associated with these acquisitions are being amortized using the straight-line method over periods ranging from 5 to 12 years for intangibles and 25 years for goodwill.

The purchase price allocation related to fiscal 1999 acquisitions was as follows:

                   Net assets acquired       $    53.0
                   Goodwill                      685.2
                   In-process R&D                150.9
                   Other intangibles             128.3
                                             ----------
                                             $ 1,017.4
                                             ==========

Pro forma information related to these acquisitions is not included as the impact of these acquisitions both individually and in the aggregate is not deemed to be material.

NOTE 3--NON-RECURRING CHARGES

The company recorded pre-tax charges totaling $551.2 during fiscal 1999. $149.3 of this pre-tax charge related to one-time transaction related costs incurred in connection with the Physio-Control, Sofamor Danek, and AVE mergers. $189.0 of this pre-tax charge pertained to management initiatives to restructure worldwide operations for the new vascular and cardiac surgery organizations and certain operations for Sofamor Danek. These actions will include the closing of ten manufacturing facilities and will result in the elimination of approximately 2,450 positions over the next year. The components of these charges included $10.9 for facility reductions, $73.6 for severance and related costs, $63.1 for impairments to reduce the carrying value of fixed assets and certain other assets to fair value, and $41.4 for noncancelable contractual commitments and other non-recurring expenses.

Also, in connection with the restructuring of the operations, the $551.2 pre-tax charge included a $29.0 charge to cost of products sold primarily related to discontinued product lines.

$45.8 of the $551.2 pre-tax charge relates to the charge for the purchase of in-process research and development related to AVE's December 1998 acquisition of World Medical. $45.8 of the $70.8 purchase price represents purchased in-process technology that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed upon consummation of the World Medical acquisition. The value assigned to purchased in-process technology was based on a valuation prepared by an independent third-party appraisal company and was determined by identifying research projects in areas for which technological feasibility had not been established, including the Talent System and two smaller programs. The value was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value. The discount rate included a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process technology.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in millions of dollars, except per share data)  Medtronic, Inc.
--------------------------------------------------------------------------------

$95.3 of the $551.2 pre-tax charge relates to a charge for the purchase of in-process research and development related to AVE's October 1998 acquisition of coronary catheter lab business of C. R. Bard. $95.3 of the $610.7 purchase price represents purchased in-process technology that had not yet reached technological feasibility and had no alternative use. Accordingly, this amount was immediately expensed upon consummation of the acquisition. The value assigned to purchased in-process technology was based on a valuation prepared by an independent third-party appraisal company and was determined by identifying research projects in areas for which technological feasibility had not been established, including a rapid exchange perfusion catheter, a stent development program, and eight other minor product categories. The value was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present value. The discount rate included a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process technology.

Included in the $551.2 pre-tax charge was $9.8 for the purchase of outside in-process research and development related to the acquisition of certain advanced catheter delivery technology from Micro Motion Sciences in April 1999.

The company anticipates the initial products developed from the acquired in-process research and development related to the acquisitions of World Medical, the coronary catheter lab business of C. R. Bard and Micro Motion to be released between fiscal 2000 and 2002. The company expects that all the acquired in-process research and development will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. If commercial viability is not achieved, the company would look to other alternatives to provide these solutions.

Included in the $551.2 pre-tax charge was $25.0 for additional reserves necessary to conclude certain outstanding litigation of Sofamor Danek (See Note
12).

Included in the $551.2 pre-tax charge was $8.0 related to Sofamor Danek's June 1998 special charge for payments made under two strategic development and licensing agreements.

The company recorded pre-tax charges totaling $205.3 during the third quarter of fiscal 1998. $156.4 of this pre-tax charge pertained to management initiatives to reduce global infrastructure by streamlining certain manufacturing and administrative operations within the United States, Europe, and Japan. These actions include the closing of several manufacturing facilities and resulted in the elimination of approximately 1,000 positions. In connection with this initiative, included in the $205.3 pre-tax charge was a $12.9 obsolescence charge to cost of products sold as a result of identified obsolescence on certain vascular inventories. During fiscal 1998, the company announced plans to close Micro Interventional Systems (MIS) as a result of identifying evidence of improper submissions to the U.S. Food and Drug Administration (FDA) for product clearances prior to Medtronic's acquisition of MIS in November 1995. The company has begun legal action on this matter and costs related to closing MIS were included in the $205.3 of non-recurring charges taken during fiscal 1998. Also included in the $205.3 pre-tax charge was a commitment made by the company to contribute $36.0 million to the Medtronic Foundation (See Note 12).

During fiscal 1997, Sofamor Danek recorded a special product liability litigation charge of $50.0. This charge was recorded in order to recognize the anticipated costs associated with the defense and conclusion of certain product liability cases in which Sofamor Danek is named as defendant (See Note 12).

The majority of the actions relating to the fiscal 1998 charges have been completed. The initiatives announced during fiscal 1999 are expected to be substantially completed by the end of fiscal 2000. Since the inception of the restructuring programs, approximately 1,900 positions have been eliminated. Noncash utilizations of the reserves were $137.9 and $92.2 in fiscal 1999 and 1998, respectively. The remaining reserve balances at April 30, 1999 are included in current accrued liabilities except for $15.5 which is included in other long-term liabilities.

The activity impacting the accruals for restructuring and merger-related charges during fiscal 1997, 1998 and 1999 is as follows:

                               Charges to     Charges     Charges to    Charges      Charges to    Charges
                               Operations    Utilized     Operations    Utilized     Operations    Utilized     Balance at
                                 in 1997      in 1997       in 1998     in 1998        in 1999      in 1999   April 30, 1999
----------------------------------------------------------------------------------------------------------------------------
Transaction related costs       $     --     $     --      $     --     $     --      $  149.3     $ (136.5)     $   12.8
Purchased in-process R&D              --           --            --           --         150.9       (150.9)           --
Facility reductions                   --           --           7.6         (3.6)         10.9         (5.2)          9.7
Severance and related costs           --           --          58.4        (13.6)         73.6        (44.8)         73.6
Asset write-downs                     --           --          81.7        (81.7)         92.1        (92.1)           --
Noncancelable contractual
  obligations and other               --           --          57.6        (17.6)         49.4        (48.7)         40.7
Litigation reserve                  50.0         (1.2)           --        (11.6)         25.0        (21.7)         40.5
----------------------------------------------------------------------------------------------------------------------------
Total                           $   50.0     $   (1.2)     $  205.3     $ (128.1)     $  551.2     $ (499.9)     $  177.3
============================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in millions of dollars, except per share data)  Medtronic, Inc.
--------------------------------------------------------------------------------

NOTE 4--FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents, receivables, and short-term debt approximate their carrying value due to their short maturities. The carrying amounts and estimated fair values of the company's other significant financial instruments were as follows:

April 30,                                       1999                 1998
--------------------------------------------------------------------------------
                                        CARRYING      FAIR   Carrying      Fair
                                          AMOUNT     VALUE     Amount     Value
--------------------------------------------------------------------------------
ASSETS
Short-term investments                   $ 153.8   $ 153.8    $ 123.6   $ 123.6
Long-term investments                      203.5     203.5      138.6     138.6
Net purchased
  currency options                            --        --        0.8       0.8
Forward exchange contracts                    --        --       12.0      12.0
LIABILITIES
Forward exchange contracts                   0.4       0.4         --        --
Short-term debt                            239.2     239.2      130.8     130.8
Long-term debt                              17.6      18.0       61.2      69.2
================================================================================

The fair value of certain short-term and long-term investments are based on quoted market prices for those or similar investments. For long-term investments which have no quoted market prices and are accounted for on a cost basis, a reasonable estimate of fair value was made using available market and financial information. The fair value of long-term debt is based on the current rates offered to the company for debt of similar maturities. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange. The fair value of foreign currency instruments was estimated based on quoted market prices at April 30, 1999 and 1998.

Investments in debt and equity securities that have readily determinable fair values are classified and accounted for in one of two categories: held-to-maturity, or available-for-sale. Held-to-maturity securities are recorded at amortized cost in short-term and long-term investments. Available-for-sale securities are recorded at fair value in short-term or long-term investments with the change in fair value during the period excluded from earnings and recorded net of tax as a component of accumulated other non-owner changes in equity. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

At April 30, 1999 and 1998, available-for-sale investments included only equity securities. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities at April 30, 1999 and 1998 were as follows:

                                                  Gross        Gross
                                               Unrealized   Unrealized
                                                 Holding      Holding    Fair
                                       Cost       Gains       Losses     Value
--------------------------------------------------------------------------------
APRIL 30, 1999                       $  84.9    $  33.2      $ (19.4)   $  98.7
April 30, 1998                          66.9       32.7         (2.0)      97.6
================================================================================

At April 30, 1999 and 1998, the net unrealized gain associated with available-for-sale securities of $9.0 and $19.9 respectively, net of tax expense of $4.8 and $10.7, was included in accumulated other non-owner changes in equity. Proceeds from the sale of available-for-sale securities during fiscal 1999 and 1998 were $38.4 and $37.2, respectively. In addition, during fiscal 1999, 1998, and 1997 the company donated equity securities with fair values of $25.5, $10.5, and $13.4, respectively, to fund commitments to the Medtronic Foundation (See Note 12). Net gains included in income in fiscal 1999 and 1998 were $36.7 and $25.5, respectively.

Held-to-maturity investments at April 30, 1999 consisted primarily of U.S. government and corporate debt securities, all of which mature within three years. Debt securities are classified as held-to-maturity when the company has the positive intent and ability to hold the securities to maturity. These securities were carried at amortized cost of $365.8 and have a fair value of $365.8. During the fourth quarter of fiscal 1997, the company sold previously categorized held-to-maturity investments with an amortized cost of $316.1 to fund repurchases of company common stock, resulting in a loss that was not material. Election of this funding option does not affect the classification of the April 30, 1999 balance of the securities in the held-to-maturity portfolio as the company retains the intent and ability to hold those securities until they mature.

FOREIGN EXCHANGE RISK MANAGEMENT
Due to the global nature of its operations, the company is subject to the exposures that arise from foreign exchange rate fluctuations. The company's objective in managing its exposure to foreign currency fluctuations is to minimize net earnings and cash flow volatility associated with foreign exchange rate changes. In order to reduce the uncertainty of foreign exchange rate movements, the company enters into various contracts with major international financial institutions that change in value as foreign exchange rates change. These contracts, which typically expire within one to two years, are designed to hedge anticipated foreign currency transactions. Such transactions, primarily export intercompany sales, occur throughout the year and are probable but not firmly committed. The principal currencies hedged are the Japanese yen and major European currencies.

The company had contracts, all of which expire within two years, to exchange foreign currencies for U.S. dollars in the following notional amounts:

April 30,                                                    1999          1998
--------------------------------------------------------------------------------
Forward exchange contracts                               $  361.0      $  152.5
Put options                                                    --           0.8
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in millions of dollars, except per share data)  Medtronic, Inc.
--------------------------------------------------------------------------------

The company had aggregate foreign currency transaction gains, primarily related to purchased currency options and forward contracts, of $0.6, $15.5, and $2.6, in fiscal 1999, 1998, and 1997, respectively. Realized gains on these contracts were offset by the losses on assets, liabilities, and transactions being hedged. Forward contracts in existence at the balance sheet date are recorded at their fair value. Gains and losses on forward and option contracts are recorded in selling, general, and administrative expense.

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

NOTE 5--DEBT

Debt consisted of the following at April 30:

                                           Average
Short-Term Debt                          Interest Rate           1999      1998
--------------------------------------------------------------------------------
Bank borrowings                              1.8%             $ 193.8   $ 127.3
Current portion of
  long-term debt                             4.7%                45.4       3.5
--------------------------------------------------------------------------------
Total Short-Term Debt                                         $ 239.2   $ 130.8
================================================================================
                                      Average      Maturity
Long-Term Debt                     Interest Rate     Date        1999      1998
--------------------------------------------------------------------------------
Various notes                           1.2%      2000-2008   $  10.5   $  54.0
Subordinated
  convertible note                      5.5%           2004       4.5       4.5
Capitalized lease
  obligations                           8.8%      1999-2009       2.6       2.7
--------------------------------------------------------------------------------
Total Long-Term Debt                                          $  17.6   $  61.2
================================================================================

Short-term borrowings consisted primarily of borrowings from non-U.S. banks at favorable interest rates and where natural hedges can be gained for foreign exchange purposes. The company has existing committed lines of credit of $477 million with various banks, of which $242 million was unused at April 30, 1999. Maturities of long-term debt for the next five fiscal years are as follows:
2000, $45.4; 2001, $1.9; 2002, $1.6; 2003, $1.6; 2004, $11.3, thereafter, $1.2.

NOTE 6--SHAREHOLDERS' EQUITY

On July 10, 1997, the Board of Directors approved a two-for-one common stock split, effected September 12, 1997 in the form of a 100 percent stock dividend to shareholders of record at the close of business on August 29, 1997. The stock split resulted in the issuance of 234.5 million additional shares and the reclass of $23.5 from retained earnings to common stock, representing the par value of the shares issued. All references in the consolidated financial statements and notes to consolidated financial statements to per share information, number of shares, except shares authorized, and related share prices have been restated to reflect this stock split.

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

NOTE 7--EMPLOYEE STOCK OWNERSHIP PLAN

The company has an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. In December 1989, the ESOP borrowed $40 million from the company and used the proceeds to purchase 9,466,464 shares of the company's common stock. The company makes contributions to the plan which are used, in part, by the ESOP to make loan and interest payments. Expenses related to the ESOP are based on debt service requirements less any dividends received by the ESOP on the company's common stock. This amount is further adjusted by any additional company contribution necessary to meet an annual targeted benefit level. Compensation and interest expense recognized were as follows:

Year ended April 30,                              1999         1998        1997
--------------------------------------------------------------------------------
Interest expense                               $   2.4      $   2.5     $   2.6
Dividends paid                                    (2.4)        (2.0)       (1.8)
--------------------------------------------------------------------------------
Net interest expense                               0.0          0.5         0.8
Compensation expense                               1.7          0.1         0.8
--------------------------------------------------------------------------------
Total expense                                  $   1.7      $   0.6     $   1.6
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in millions of dollars, except per share data)  Medtronic, Inc.
--------------------------------------------------------------------------------

Shares of common stock acquired by the plan are allocated to each employee in amounts based on company performance and the employee's annual compensation. Allocations of 2.59%, 2.50%, and 3.00% of qualified compensation were made to plan participants' accounts in fiscal 1999, 1998, and 1997, respectively. In addition, effective May 1, 1998, the company match on the supplemental retirement plan will be received by participants in the form of an additional annual allocation of Medtronic stock to the participants' employee stock ownership plan account. The expense to the company related to this company match is included in the table above.

At April 30, 1999 and 1998, cumulative allocated shares remaining in the trust were 3,895,664 and 3,870,704, respectively, and unallocated shares were 5,167,717 and 5,396,014, respectively, of which, 534,205 and 228,297, respectively, were committed-to-be allocated. Unallocated shares are released based on the ratio of current debt service to total remaining principal and interest. The loan from the company to the ESOP is repayable over 20 years, ending on April 30, 2010. Interest is payable annually at a rate of 9.0%. The receivable from the ESOP is recorded as a reduction of the company's shareholders' equity and allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of earnings per share.

NOTE 8--STOCK PURCHASE AND AWARD PLANS

1994 STOCK AWARD PLAN
The 1994 stock award plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, performance shares, and other stock-based awards. There were approximately 9.9 million shares available under this plan for future grants at April 30, 1999.

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

In fiscal 1998, the company adopted a new stock compensation plan for outside directors which replaces the provisions in the 1994 stock award plan relating to awards to outside directors. The table below includes awards granted under the new plan, which at April 30, 1999 had approximately 1.4 million shares available for future grants.

A summary of nonqualified option transactions is as follows:

                                          Option
                                        Price Range      Number      Expiration
                                         Per Share     of Shares        Date
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
--------------------------------------------------------------------------------

                                          Option
                                        Price Range      Number      Expiration
                                         Per Share     of Shares        Date
--------------------------------------------------------------------------------
Outstanding at
  April 30, 1998                     $  2.55 - 53.31   10,839,065    1999 - 2008
Granted                                51.38 - 76.63    3,665,584    2004 - 2009
Exercised                               2.55 - 65.00    2,067,366    1999 - 2009
Canceled                                9.39 - 70.94      362,471    2004 - 2009
--------------------------------------------------------------------------------
Outstanding at
  April 30, 1999                     $  2.99 - 76.63   12,074,812    2000 - 2009
================================================================================
Exercisable at
  April 30, 1998                     $  2.55 - 53.31    6,721,822    1999 - 2008
  April 30, 1999                     $  2.99 - 70.94    7,284,354    2000 - 2009
================================================================================

A summary of stock option transactions assumed as part of certain fiscal 1999 acquisitions is as follows:

                                          Option
                                        Price Range      Number      Expiration
                                         Per Share     of Shares        Date
--------------------------------------------------------------------------------
Outstanding at
  date of acquisition                $ .0012 - 86.74   13,765,962    1999 - 2009
Exercised                              .0012 - 54.09    1,335,871    1999 - 2009
Canceled                                8.47 - 69.08       47,149    2004 - 2009
--------------------------------------------------------------------------------
Outstanding at
  April 30, 1999                     $   .07 - 86.74   12,382,942    2000 - 2009
================================================================================
Exercisable at
  April 30, 1999                     $   .07 - 86.74    9,870,485    2000 - 2009
================================================================================

In addition, stock options outstanding at April 30, 1999 assumed as part of certain fiscal 1997 and 1996 acquisitions were 143,244 and 259, respectively. Stock options exercisable under these plans were 139,241 and 0 at April 30, 1999. These options have a price range per share of $0.98 - $28.58 at April 30, 1999 and expire 2000-2007. No additional awards will be made under these plans.

A summary of stock options as of April 30, 1999, including options assumed as a result of acquisitions, is as follows:

                                  Weighted
                                   Average
                                  Remaining    Weighted                 Weighted
     Range of                      Years of     Average                  Average
     Exercise                    Contractual   Exercise                 Exercise
      Prices      Outstanding        Life       Price     Exercisable     Price
--------------------------------------------------------------------------------
$  0.07 - 15.00    8,634,691          5.6      $  9.59     7,546,457    $  9.62
  15.01 - 30.00    5,288,407          7.8        23.58     4,700,216      24.11
  30.01 - 45.00    4,407,315          8.5        37.01     2,625,062      37.03
  45.01 - 60.00    4,051,664          9.5        49.05     2,078,104      51.18
  60.01 - 75.00    1,965,096          9.7        65.29       333,191      65.29
  75.01 - 86.74      254,084          9.8        75.77        11,050      81.05
--------------------------------------------------------------------------------
                  24,601,257          7.6      $ 29.13    17,294,080    $ 23.83
================================================================================

Nonqualified options are normally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25 percent of the shares under option or, in certain cases immediately upon grant, and generally have a contractual option term of 10 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in millions of dollars, except per share data)  Medtronic, Inc.
--------------------------------------------------------------------------------

Restricted stock and performance share awards are dependent upon continued employment and, in the case of performance shares, achievement of certain performance objectives. In fiscal 1999, 93,105 restricted shares were issued and 22,449 shares of common stock were issued pursuant to previous performance share grants. At April 30, 1999, total restricted shares outstanding under both the 1994 stock award plan and the previous restricted stock and performance share award plans were 1,189,905. Performance share awards for up to 294,861 shares, assuming maximum performance payout, were outstanding under the plan at April 30, 1999. The actual number of performance shares awarded may vary depending on the degree to which the performance objectives are met. The cost of the restricted stock is generally expensed over five years from the date of issuance ($6.1, $5.8, and $4.8 in fiscal 1999, 1998, and 1997, respectively). The estimated cost of the performance shares is expensed over three years from the date of grant ($9.5, $9.8, and $7.6 in fiscal 1999, 1998, and 1997, respectively).

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

Had compensation expense for the company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the company's net earnings and basic earnings per share would have been reduced to the pro forma amounts indicated below:

Year ended April 30,                                       1999            1998
--------------------------------------------------------------------------------
Net Earnings      As reported                          $  468.4        $  587.8
                  Pro forma                               430.0           548.8
Basic Earnings
  Per Share       As reported                          $   0.81        $   1.04
                  Pro forma                                0.74             .97
================================================================================

Pro forma net earnings reflects only options and other stock-based awards granted since fiscal 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented because compensation cost is reflected over the options' vesting period, which is normally four years, and compensation cost for options granted prior to fiscal year 1996 is not considered.

The weighted-average fair value per option at the date of grant for options granted in fiscal 1999 and 1998 was $23.44 and $17.75, respectively. The fair value was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1999 and 1998:

                                                           1999            1998
--------------------------------------------------------------------------------
Risk-free interest rate                                   5.06%           6.04%
Expected dividend yield                                   0.43%           0.49%
Expected volatility factor                                27.1%           25.7%
Expected option term                                    7 years         7 years
================================================================================

STOCK PURCHASE PLAN
The stock purchase plan enables employees to contribute up to 10% of their wages toward purchase of the company's common stock at 85% of the market value. Employees purchased 763,585 shares at $36.98 per share in fiscal 1999. As of April 30, 1999, plan participants have had approximately $16.9 withheld to purchase shares at a price which is 85% of the market value of the company's common stock on the first or last day of the plan year ending October 31, 1999, whichever is less.

NOTE 9--INCOME TAXES

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes were:

Year ended April 30,                              1999        1998         1997
--------------------------------------------------------------------------------
United States                                  $ 931.0     $ 844.6      $ 834.3
Non-U.S.                                        (109.0)       55.6         52.4
--------------------------------------------------------------------------------
Earnings before income taxes                   $ 822.0     $ 900.2      $ 886.7
================================================================================

The provision for income taxes consisted of:

Year ended April 30,                             1999         1998         1997
--------------------------------------------------------------------------------
Taxes currently payable:
  U.S. federal                                $ 239.8      $ 198.5      $ 209.2
  U.S. state and other                           39.3         41.3         59.6
  Non-U.S.                                       45.3         43.0         34.0
--------------------------------------------------------------------------------
Total currently payable                       $ 324.4      $ 282.8      $ 302.8
--------------------------------------------------------------------------------
Deferred tax (benefit) expense:
  U.S. federal                                  (42.6)       (27.2)       (14.1)
  U.S. state and other                            2.6          3.0         (9.8)
  Non-U.S.                                        6.7          1.0          0.6
--------------------------------------------------------------------------------
  Net deferred tax benefit                      (33.3)       (23.2)       (23.3)
Tax expense credited directly to
  shareholders' equity                           62.5         52.8         24.0
--------------------------------------------------------------------------------
Total provision                               $ 353.6      $ 312.4      $ 303.5
================================================================================

Deferred tax assets (liabilities) were comprised of the following:

Year ended April 30,                             1999         1998
--------------------------------------------------------------------------------
Deferred tax assets:
  Inventory (intercompany
    profit in inventory and excess
    of tax over book valuation)               $  87.6      $  79.6
  Accrued liabilities                           141.8        113.3
  Other                                          68.2         53.9
--------------------------------------------------------------------------------
Total deferred tax assets                       297.6        246.8
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in millions of dollars, except per share data)  Medtronic, Inc.
--------------------------------------------------------------------------------

Year ended April 30,                             1999         1998
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Intangible assets                              (9.2)        (5.6)
  Undistributed earnings of
    subsidiaries                                 (3.4)        (1.6)
  Accumulated depreciation                      (17.1)       (13.3)
  Unrealized gain on
    investments                                  (4.8)       (10.7)
  Other                                         (37.9)       (34.2)
--------------------------------------------------------------------------------
Total deferred tax liabilities                  (72.4)       (65.4)
Net deferred tax assets                       $ 225.2      $ 181.4
================================================================================

The company's effective income tax rate varied from the U.S. federal statutory tax rate as follows:

Year ended April 30,                             1999         1998         1997
--------------------------------------------------------------------------------
U.S. federal statutory tax rate                 35.0%        35.0%        35.0%
Increase (decrease) in tax rate
    resulting from:
  U.S. state taxes, net of federal
    tax benefit                                  1.9          1.9          2.2
  Tax benefits from operations in
    Puerto Rico                                 (2.4)        (1.9)        (2.1)
  Non-U.S. taxes                                 5.5          2.3          0.7
  Non-recurring charges                          7.7          0.0          0.0
  Other, net                                    (4.7)        (2.6)        (1.6)
--------------------------------------------------------------------------------
Effective tax rate                              43.0%        34.7%        34.2%
================================================================================

Taxes are not provided on undistributed earnings of non-U.S. subsidiaries because such earnings are either permanently reinvested or do not exceed available foreign tax credits. Current U.S. tax regulations provide that earnings of the company's manufacturing subsidiaries in Puerto Rico may be repatriated tax free; however, the Commonwealth of Puerto Rico will assess a tax of up to 10% in the event of repatriation of earnings prior to liquidation. The company has provided for the anticipated tax attributable to earnings intended for dividend repatriation. At April 30, 1999, earnings permanently reinvested in subsidiaries outside the United States were $130.8.

At April 30, 1999, approximately $15.0 of non-U.S. tax losses were available for carryforward. These carryforwards are subject to valuation allowances and generally expire within a period of one to five years.

NOTE 10--RETIREMENT BENEFIT PLANS

In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 does not change the measurement or recognition of those plans, but revises disclosures about pensions and other post-retirement benefit plans. The company adopted SFAS No. 132 in fiscal 1998.

The company has various retirement benefit plans covering substantially all U.S. employees and many employees outside the United States. The cost of these plans was $23.1 in fiscal 1999, $36.3 in fiscal 1998, and $36.2 in fiscal 1997.

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

                                          Pension Benefits       Other Benefits
                                          ----------------       --------------
                                           1999       1998      1999       1998
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of fiscal year              $ 189.2    $ 153.6   $  37.4    $  32.7
Service cost                               16.5       14.7       0.9        2.4
Interest cost                              12.7       11.7       2.5        2.5
Actuarial loss                             21.1       10.5       4.7        0.4
Benefits paid                              (5.9)      (3.3)     (0.5)      (0.6)
--------------------------------------------------------------------------------
Benefit obligation at
  April 30                              $ 233.6    $ 187.2   $  45.0    $  37.4
================================================================================

CHANGE IN PLAN ASSETS
Fair value of plan assets
  at beginning of year                  $ 214.1    $ 168.3   $  18.0    $  12.1
Actual return on
  plan assets                              49.6       33.6       3.3        3.0
Employer contributions                     13.3       12.3       4.1        3.4
Benefits paid                              (5.5)      (3.1)     (0.3)      (0.6)
--------------------------------------------------------------------------------
Fair value of plan assets
  at April 30                           $ 271.5    $ 211.1   $  25.1    $  17.9
================================================================================

Funded status                           $  37.9    $  23.9   $ (19.9)   $ (19.5)
Unrecognized net
  actuarial (loss) gain                   (19.7)      (0.5)      3.2        0.4
Unrecognized prior
  service cost                             (0.3)      (6.0)       --         --
--------------------------------------------------------------------------------
Prepaid (accrued)
  benefit cost                          $  17.9    $  17.4   $ (16.7)   $ (19.1)
================================================================================

Net periodic benefit cost of plans included the following components:

                                          Pension Benefits       Other Benefits
                                          ----------------       --------------
Year ended April 30,                       1999       1998      1999       1998
--------------------------------------------------------------------------------
Service cost                            $  16.5    $  14.7   $   0.9    $   2.4
Interest cost                              12.7       11.7       2.5        2.5
Expected return on
  plan assets                             (15.6)     (14.1)     (1.6)      (1.2)
Amortization of prior
  service cost                              0.2        0.3        --         --
--------------------------------------------------------------------------------
Net periodic benefit cost               $  13.8    $  12.6   $   1.8    $   3.7
================================================================================

Plan assets for the U.S. plan consist of a diversified portfolio of fixed-income investments, debt and equity securities, and cash equivalents. Plan assets include investments in the company's common stock of $46.0 and $33.9 at April 30, 1999 and 1998, respectively.

Outside the U.S., the funding of pension plans is not a common practice in certain countries as funding provides no economic benefit. Consequently, the company has certain

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in millions of dollars, except per share data)  Medtronic, Inc.
--------------------------------------------------------------------------------

non-U.S. plans that are unfunded. It is the company's policy to fund retirement costs within the limits of allowable tax deductions.

The actuarial assumptions were as follows:

                                          Pension Benefits       Other Benefits
                                          ----------------       --------------
Year ended April 30,                     1999         1998        1999    1998
--------------------------------------------------------------------------------
Discount rate                          3.5%-7.0%    3.5%-7.3%      7.0%   7.25%
Expected return on
  plan assets                         7.0%-9.25%    7.0%-9.0%     9.25%    9.0%
Rate of compensation
  increase                             3.0%-6.5%    3.0%-5.0%       N/A     N/A
Health care cost
  trend rate                              N/A          N/A         8.0%    8.0%
================================================================================

In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable wages are provided to certain employees under non-qualified plans. The net periodic cost of non-qualified pension plans was $2.7 and $2.6 in fiscal 1999 and 1998, respectively. The unfunded accrued pension cost related to these non-qualified plans totaled $17.2 at April 30, 1999.

The health care cost trend rate is assumed to decrease gradually to 6% by fiscal 2002. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                    One-Percentage-Point    One-Percentage-Point
                                          Increase                Decrease
--------------------------------------------------------------------------------
Effect on post-retirement
  benefit cost                             $   0.7               $  (0.6)
Effect on post-retirement
  benefit obligation                           4.3                  (3.5)
================================================================================

DEFINED CONTRIBUTION PLANS
The company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Effective May 1, 1998, the company match on the supplemental retirement plan for U.S. employees will be received by participants in the form of an additional annual allocation of Medtronic stock to the participants ESOP account (See Note 7). Company contributions to the plans are based on employee contributions and company performance. Fiscal expense under these plans was $3.2 in 1999, $16.9 in 1998, and $16.4 in 1997.

NOTE 11--LEASES

The company leases offices, manufacturing and research facilities, and warehouses, as well as transportation, data processing, and other equipment, under capital and operating leases. A substantial number of these leases contain options that allow the company to renew at the then fair rental value.

Future minimum payments under capitalized leases and noncancelable operating leases at April 30, 1999, were:

                                         Capitalized            Operating
                                           Leases                Leases
--------------------------------------------------------------------------------
2000                                      $   0.6               $  14.3
2001                                          0.5                   9.7
2002                                          0.5                   7.5
2003                                          0.4                   6.7
2004                                          0.3                   5.0
2005 and thereafter                           1.5                   4.7
--------------------------------------------------------------------------------
Total minimum
  lease payments                          $   3.8               $  47.9
Less amounts
  representing interest                      (1.0)
--------------------------------------------------------------------------------
Present value of net minimum
  lease payments                          $   2.8
================================================================================

Rent expense for all operating leases was $46.6, $40.0, and $37.4 in fiscal 1999, 1998, and 1997, respectively.

NOTE 12--COMMITMENTS AND CONTINGENCIES

The Medtronic Foundation (Foundation), funded entirely by the company, was established to maintain good corporate citizenship in its communities. During fiscal 1997, the company donated equity securities with a fair value of $13.4 to fund commitments to the Foundation. In fiscal 1998, the company made a commitment to contribute $36.0. This commitment is expected to fund the Foundation through the end of fiscal 2001. In fiscal 1999, and 1998, the company funded this commitment through the donation of equity securities with fair values of $25.5, and $10.5, respectively. Commitments to the Foundation are expensed when authorized and approved by the company's Board of Directors.

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

Beginning in 1994, Medtronic's newly acquired subsidiary, Medtronic Sofamor Danek, Inc. (Sofamor Danek), was named as a defendant in approximately 3,200 product liability lawsuits brought in various federal and state courts around the country. The lawsuits allege that plaintiffs were injured by spinal implants manufactured by Sofamor Danek and other device manufacturers. To date, all efforts to obtain class certification have been denied or withdrawn. In essence, the plaintiffs claim that they have suffered a variety of injuries resulting from use of a spinal system for pedicle fixation and that the company and other manufacturers have conspired to promote such implant systems in violation of law. As of July 1999, over 1,200 suits have been dismissed or resolved in favor of the company. The remaining cases are in discovery, subject to motions for summary judgment or progressing to trial. The company believes these claims are without merit and will continue to defend against them vigorously. As

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in millions of dollars, except per share data)  Medtronic, Inc.
--------------------------------------------------------------------------------

described above under the heading "Government Regulation and Other Matters", the company operates in an industry susceptible to significant product liability claims, but believes that its risk management practices are reasonably adequate to protect against potential product liability losses.

In 1993, AcroMed Corporation commenced a patent infringement lawsuit against Sofamor Danek in U.S. District Court in Cleveland, Ohio. Sofamor Danek obtained summary judgment as to two of four patents and tried claims with respect to the remaining two patents in May 1999. The jury found that certain Sofamor Danek spinal fixation products infringe these two patents and rendered a damage verdict against Sofamor Danek in the amount of $33 million. The company intends to appeal the verdict to the Court of Appeals for the Federal Circuit, Washington, D.C. and believes that meritorious bases exist for reversing any finding of liability and damages. The litigation focuses on a relatively minor portion of Sofamor Danek's products, many of which have been superseded by newer designs, and will not have a material impact on the company's financial position, results of operations or liquidity.

The stent industry is currently characterized by extensive patent litigation and Medtronic's newly acquired subsidiary, Medtronic AVE, Inc., is both a plaintiff and a defendant in lawsuits with Johnson & Johnson, Guidant Corporation, and Boston Scientific Corporation over their respective patents, with plaintiffs in each case alleging patent infringement and seeking injunctive relief and monetary damages. In November 1997, Medtronic filed suit against Guidant Corporation in U.S. District Court in Minneapolis claiming that Guidant's ACS RX Multi-Link(R) coronary stent infringes Medtronic's Wiktor(R) stent patent. Medtronic is seeking injunctive relief and monetary damages, and discovery is proceeding. In May 1999, Medtronic filed suit against Boston Scientific Corp. in U.S. District Court in Minneapolis claiming that Boston Scientific's Nir(R) Stent infringes the Wiktor(R) stent patent. Medtronic is seeking injunctive relief and monetary damages.

NOTE 13--QUARTERLY FINANCIAL DATA (UNAUDITED, IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)

                           First     Second      Third      Fourth      Fiscal
                          Quarter    Quarter    Quarter     Quarter      Year
--------------------------------------------------------------------------------
Net Sales
   1999                   $ 991.7   $ 984.5   $ 1,038.9   $ 1,119.0   $ 4,134.1
   1998                     787.1     790.5       806.7       958.7     3,343.0
Gross Profit
   1999                     743.2     724.9       744.0       819.2     3,031.3
   1998                     585.9     586.0       583.9       711.7     2,467.5
Net Earnings (Loss)
   1999                     228.5     117.0       (35.1)      158.0       468.4
   1998                     167.9     165.0        33.3       221.7       587.8
Basic Earnings
  (Loss) per Share:
   1999                       .40       .20        (.06)        .27         .81
   1998                       .30       .29         .06         .39        1.04
Earnings (Loss) per Share
  Assuming Dilution:
   1999                       .39       .20        (.06)        .26         .79
   1998                       .29       .28         .06         .38        1.02
================================================================================

Quarterly and annual earnings per share are calculated independently based on the weighted-average number of shares outstanding during the period. As discussed in Note 3, the company recorded pre-tax non-recurring charges totaling $551.2 and $205.3 million during fiscal 1999 and 1998, respectively.

NOTE 14--SEGMENT AND GEOGRAPHIC INFORMATION

The company operates its business in one reportable segment--the manufacture and sale of device-based medical therapies. Each of the company's major product lines have similar economic characteristics, technology, manufacturing processes, customers, distribution and marketing strategies, as well as a similar regulatory environment. In addition, Medtronic's chief operating decision makers evaluate revenue performance based on the worldwide revenues of each major product line and profitability based on an enterprise-wide basis due to shared infrastructures to make operating and strategic decisions. Net sales by product line were as follows:

Year ended April 30,                              1999         1998        1997
--------------------------------------------------------------------------------
Cardiac rhythm management                    $ 2,121.6    $ 1,881.4    $1,792.5
Neurological and spinal                          899.7        680.3       539.6
Vascular                                         718.8        403.0       243.2
Cardiac surgery                                  394.0        378.3       369.3
--------------------------------------------------------------------------------
                                             $ 4,134.1    $ 3,343.0    $2,944.6
================================================================================

GEOGRAPHIC INFORMATION
Net sales and long-lived assets by major geographic area are summarized below:

                        United               Asia     Other    Elimi-   Consoli-
                        States    Europe   Pacific   Foreign   nations   dated
--------------------------------------------------------------------------------
1999
Revenues from external
  customers            $2,674.6   $ 926.4   $368.0    $165.1   $   --   $4,134.1
Intergeographic
  sales                   391.4     214.6    165.1      58.6   (829.7)       --
--------------------------------------------------------------------------------
  Total sales           3,066.0   1,141.0    533.1     223.7   (829.7)   4,134.1
--------------------------------------------------------------------------------
Long-lived assets       2,026.2     382.7     44.3      21.9       --   $2,475.1
================================================================================
1998
Revenues from external
  customers            $2,097.8   $ 782.2   $361.8    $101.2   $   --   $3,343.0
Intergeographic
  sales                   308.4     146.0       --      13.8   (468.2)        --
--------------------------------------------------------------------------------
  Total sales           2,406.2     928.2    361.8     115.0   (468.2)   3,343.0
--------------------------------------------------------------------------------
Long-lived assets       1,253.0     206.6     30.0      19.3       --   $1,508.9
================================================================================
1997
Revenues from external
  customers            $1,698.7   $ 836.9   $321.3    $ 87.7   $   --   $2,944.6
Intergeographic
  sales                   227.6      81.9       --       7.1   (316.6)        --
--------------------------------------------------------------------------------
  Total sales           1,926.3     918.8    321.3      94.8   (316.6)   2,944.6
--------------------------------------------------------------------------------
Long-lived assets       1,169.1     180.8     25.8      16.8       --   $1,392.5
================================================================================

Sales between geographic areas are made at prices which would approximate transfers to unaffiliated distributors. No single customer represents over 10% of the company's consolidated sales.

SELECTED FINANCIAL DATA

-------------------------------------------------------------------------------------------------------------------------------
(in millions of dollars, except per share and employee data)                                                    Medtronic, Inc.
-------------------------------------------------------------------------------------------------------------------------------
                                                               1999          1998          1997          1996          1995
-------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS FOR THE YEAR:
Net sales                                                    $4,134.1      $3,343.0      $2,944.6      $2,570.0      $2,097.0
Cost of products sold                                         1,102.8         875.5         760.8         715.2         654.4
Research and development expense                                429.2         367.9         325.5         283.6         225.8
Selling, general, and administrative expense                  1,802.3*      1,211.4*        994.5*        846.9         756.0*
Interest expense                                                 28.8          15.3          15.4          13.9          14.6
Interest income                                                 (51.0)        (27.3)        (38.3)        (31.6)        (15.0)
-------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                    822.0         900.2         886.7         742.0         461.2
Provision for income taxes                                      353.6         312.4         303.5         254.0         149.3
-------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                 $  468.4      $  587.8      $  583.2      $  488.0      $  311.9
===============================================================================================================================
Net earnings as a percent of net sales                           11.3%         17.6%         19.8%         19.0%         14.9%
Net earnings as a percent of average shareholders' equity        14.9%         24.8%         28.4%         27.7%         23.4%
-------------------------------------------------------------------------------------------------------------------------------
Per share of common stock:
  Basic earnings per share                                       0.81          1.04          1.02          0.93          0.62
  Earnings per share assuming dilution                           0.79          1.02          1.00          0.91          0.60
  Cash dividends declared                                        0.260         0.220         0.190         0.130         0.103
-------------------------------------------------------------------------------------------------------------------------------
Gross margin percentage                                          73.3%         73.8%         74.2%         72.2%         68.8%

FINANCIAL POSITION AT APRIL 30:
Working capital                                              $1,404.9      $1,373.2      $  919.3      $1,000.8      $  768.8
Current ratio                                                   2.4:1         2.8:1         2.4:1         2.6:1         2.4:1
Property, plant, and equipment, net                             748.8         627.0         559.1         449.7         360.7
Total assets                                                  4,870.3       3,646.2       2,988.1       2,881.1       2,234.9
Long-term debt                                                   17.6          61.2          48.4          68.4          58.5
Long-term debt as a percent of shareholders' equity               0.5%          2.3%          2.3%          3.4%          3.9%
Shareholders' equity                                          3,654.6       2,650.6       2,085.5       2,026.0       1,492.7
Shareholders' equity per common share                            6.24          4.65          3.69          3.55          2.60

ADDITIONAL INFORMATION:
Additions to property, plant, and equipment                  $  226.4      $  202.1      $  205.5      $  190.5      $  175.3
Full-time employees at year-end                                19,334        12,466        11,722        10,666         8,896
Full-time equivalent employees at year-end                     21,794        13,954        13,719        12,499        10,313
===============================================================================================================================

*Certain costs and income separately disclosed on the statement of consolidated earnings are included in selling, general, and administrative expense.

NOTE: Results include the impact of $551.2, $205.3, and $50.0 million pre-tax non-recurring charges taken during fiscal 1999, 1998, and 1997 (See Note 3).

PRICE RANGE OF MEDTRONIC STOCK

Fiscal Qtr.          1st Qtr.        2nd Qtr.        3rd Qtr.         4th Qtr.
--------------------------------------------------------------------------------
1999
  High                 $69.81          $66.13          $79.69           $88.13
  Low                   48.88           50.38           63.50            66.19

1998
  High                  46.00           50.50           52.50            57.75
  Low                   33.13           42.63           44.94            49.75
================================================================================

Prices are closing quotations. On July 2, 1999 there were approximately 38,000 holders of record of the company's common stock. The regular quarterly cash dividend was 6.5 cents per share for 1999 and 5.5 cents per share for 1998.

                                       27