Form 10-K, Exhibit 13
period 2000-04-30
MEDTRONIC INC
filed 2000-07-21
CIK 64670

EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

SUMMARY

Medtronic is the world's leading medical technology company, providing lifelong solutions for people with chronic disease. Primary products include those for bradycardia pacing, tachy arrhythmia management, atrial fibrillation management, heart failure management, coronary and peripheral vascular disease, heart valve replacement, extracorporeal cardiac support, minimally invasive cardiac surgery, malignant and non-malignant pain, movement disorders, spinal and neurosurgery, neurodegenerative disorders and ear, nose and throat (ENT) surgery.

Fiscal 2000 marked the 15th consecutive year of revenue growth. Net sales of $5,014.6 million represent an 18.5% increase over the $4,232.4 million in fiscal 1999 after restatement to reflect the fiscal 2000 merger with Xomed Surgical Products, Inc. (Xomed). Net sales excluding the effects of foreign currency translation increased 19.3% compared to increases of 24.0% in fiscal 1999 and 17.6% in fiscal 1998. The growth during fiscal 2000 was led by strong and balanced results across all businesses, highlighting the successful outcome of the mergers and acquisitions completed in fiscal years 1999 and 2000.

Fiscal 2000 was a year of significant accomplishments for Medtronic. The Company successfully integrated the fiscal 1999 mergers and acquisitions and launched major new products in all businesses. The Company has also substantially completed all restructuring initiatives announced in fiscal 1999 and has strengthened its competitive position in the global health care market. In November of 1999 the Company merged with Xomed, a leading developer, manufacturer and marketer of products for use by ENT physicians. The merger with Xomed was accounted for as a pooling of interests.

Net earnings and diluted earnings per share for fiscal 2000 were $1,098.5 million and $0.90, compared to $476.3 million and $0.39 for fiscal 1999 and $594.6 million and $0.51 in fiscal 1998. In connection with the merger with Xomed and the settlement of certain litigation and other restructuring initiatives during fiscal 2000, the Company recorded $38.7 million of pre-tax non recurring charges. In connection with the substantial completion of all initiatives related to the restructuring of its vascular, spinal surgery and cardiac surgery organizations, the Company identified and reversed $24.9 million of previously recorded restructuring reserves no longer considered necessary. Excluding the effects of the pre-tax non-recurring charges and credits in fiscal 2000, the $554.1 million charge related to the mergers in fiscal 1999 and the $205.3 million pre-tax non-recurring charges in fiscal 1998, diluted earnings per share would have been $0.91, $0.76 and $0.62, respectively, representing an increase of 19.7% in fiscal 2000 and 22.6% in fiscal 1999.

NET SALES

Sales in the United States in fiscal 2000 increased 19.2% over the prior year, compared to 30.0% in fiscal 1999. Sales outside the United States increased 19.4% in fiscal 2000 on a constant currency basis compared to 14.5% in fiscal 1999. Fiscal 2000 sales in non-U.S. markets accounted for 34.6% of worldwide net sales, compared with 35.3% in fiscal 1999 and 38.4% in fiscal 1998. Foreign exchange rate movements had an unfavorable year-to-year impact on international net sales of $33.5 million, $11.7 million, and $119.7 million in fiscal years 2000, 1999 and 1998, respectively. These exchange rate movements are caused primarily by fluctuations in the value of the U.S. dollar versus major European currencies and the Japanese yen. The impact of foreign currency fluctuations on net sales is not necessarily indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and the Company's hedging activities (see also Market Risk and Note 4 to the consolidated financial statements for further details on foreign currency instruments and the Company's risk management strategies with respect thereto).

The Company's business units include Cardiac Rhythm Manage ment; Neurological, Spinal and ENT; Vascular; and Cardiac Surgery. Net sales by business unit were as follows (in millions):
                              --------------------------------------------------
Year ended April 30,            2000       1999      1998
--------------------------------------------------------------------------------
Cardiac Rhythm Management     $2,504.7   $2,121.6  $1,881.4
Neurological, Spinal and ENT   1,252.4      998.0     760.4
Vascular                         790.8      718.8     403.0
Cardiac Surgery                  466.7      394.0     378.3
--------------------------------------------------------------------------------
                              $5,014.6   $4,232.4  $3,423.1
--------------------------------------------------------------------------------

Net sales of Cardiac Rhythm Management products, which consist primarily of products for bradycardia pacing, tachyarrhythmia management, external defibrillation, and ablation, increased 19.0% in fiscal 2000 versus 13.1% in fiscal 1999, after removing the impact of foreign exchange rate fluctuations. This growth was led by strong worldwide market share gains in tachyarrhythmia management, above market growth in bradycardia pacing sales, and solid growth in external defibrillators. Tachyarrhythmia management revenues, led by sales of the Gem and Gem II families of implantable cardioverter defibrillators, grew by 38.4% as physicians continued to recognize the superior detection capabilities of the PR Logic algorithm and the advanced diagnostics included in all Gem products. Sales of bradycardia products achieved a 9.8% growth during fiscal 2000. Bradycardia sales reflect accelerating growth in both U.S. and non-U.S. markets and market share gains resulting from the Company offering best-in-class products with unique feature sets and multiple price points. External defibrillator sales grew 20.9% over the comparable period last year reflecting the benefit of a surge in sales of automatic external defibrillators.

Net sales of Neurological, Spinal and ENT products, consisting primarily of implantable neurostimulation devices, drug administration systems, spinal products, neurosurgery products, functional diagnostics and surgical products used by ENT physicians, continued to experience significant growth. Exclusive of the effects of foreign currency translation, net sales grew 26.0% over the previous year compared to growth of 32.8% in fiscal 1999. Sales of neurosurgery and spinal product lines increased 28.8% from the prior year, benefiting from the breadth of the product line, including engineered bone dowels, bone wedges and spinal cages. Sales of core neurological product lines (consisting of neurostimulation, drug administration systems, and functional diagnostics) increased 20.4% from the prior year comparative period. During fiscal 2000 the Company launched the SynchroMed EL pump and Synergy dual channel stimulation device in the United States and the Medtronic Kinetra stimulator for treatment of symptoms of advanced Parkinson's disease outside the United States. The Medtronic Kinetra is currently awaiting clearance by the Food and Drug Adminis tration (FDA) in the U.S. ENT product sales increased 33.5% over the prior year, benefiting from the acquisition of certain ophthalmology product lines and solid performance across all product offerings. The acquisition of Midas Rex in October 1998, which was accounted for as a purchase, contributed to the sales growth in fiscal 1999.

Net sales of Vascular products, consisting of stents, balloon and guiding catheters and peripheral vascular products, increased 10.6% and 78.3% in fiscal 2000 and fiscal 1999, respectively, after excluding the effects of foreign currency translation. The stent market continues to be very competitive and the Company's vascular revenues declined during the first and second quarter of fiscal 2000 primarily as a result of launches of competitor stents. The Company received U.S. regulatory clearance of its S670 coronary stent during the third quarter of the fiscal year, propelling a dramatic growth rate during the fourth quarter of the fiscal year, when revenues rose nearly 70% over the prior year comparative period. In May of 2000, the Company announced the launch of the BeStent 2 in Europe and the worldwide introduction of the S660 for small diameter vessels. During fiscal 2000 the Company also launched in the United States the AneuRx endovascular stent-graft system for minimally invasive treatment of abdominal aortic aneurysms.

Net sales of Cardiac Surgery product lines, consisting of heart valves, perfusion systems, cannulae, and surgical accessories, increased 19.8% and 4.6% in fiscal 2000 and fiscal 1999, respectively, after excluding the effects of foreign currency translation. The March 1999 purchase of AVECOR Cardiovascular, Inc. (AVECOR), which was accounted for as a purchase, accounted for a significant portion of the growth during fiscal 2000. The strong performance of the Hancock II tissue valve and the Octopus 2+ tissue stabilization system, both released during the second and third quarters of the fiscal year, also contributed to the growth. Continuous improvements to the Octopus tissue stabilization system, which facilitates precision suturing on a beating heart during bypass procedures, has sustained market leadership in the technology that the Company pioneered to support minimally invasive procedures.

COSTS AND EXPENSES

The following is a summary of major costs and expenses as a percentage of net sales:

                                        ----------------------------------------
Year ended April 30,                    2000    1999     1998
--------------------------------------------------------------------------------
Cost of Products Sold                   26.3%   27.0%    26.5%
Research & Development                   9.6    10.3     10.9
Selling, General & Administrative       31.7    31.2     30.7
Non-recurring Charges                    0.3    12.4      5.6
--------------------------------------------------------------------------------


Cost of products sold as a percentage of net sales decreased in fiscal 2000 as compared to fiscal 1999 as a result of $29.0 million of charges included in fiscal 1999 related primarily to inventory rationalization in the vascular and cardiac surgery product lines following the acquisitions of Arterial Vascular Engineering Inc. (AVE) and AVECOR. Without this charge, cost of products sold as a percentage of net sales in fiscal 1999 would have been 26.3%. Fiscal 1998 cost of sales percentage includes a $12.9 million charge for obsolescence on certain vascular inventories. Without this charge, cost of products sold as a percentage of net sales would have been 26.1%. Future gross margins will continue to be impacted by competitive pricing pressures, new product introductions, the mix of products both within and among product lines and geographies, and the effects of foreign currency fluctuations.

The Company remains committed to spending aggressively on research and development (R&D) to develop technological enhancements and new indications for existing products, as well as to develop less invasive and new technologies to address unmet patient needs and to help reduce patient care costs and length of hospital stay. R&D expense was $479.7 million in fiscal 2000, $434.2 million in fiscal 1999 and $372.2 million in fiscal 1998. The decline in R&D expense as a percentage of sales in fiscal 2000 is attributable to efficiencies achieved from the fiscal 1999 mergers and acquisitions, primarily in the Vascular business.

The increase in selling, general, and administrative expense (SG&A) as a percent of sales from fiscal 1999 to fiscal 2000 was primarily attributable to higher sales and marketing expenses associated with increased field sales coverage, new product launches and litigation expenses, partially offset by foreign currency gains. The increase from fiscal 1998 to fiscal 1999 was primarily attributable to increased marketing and distribution spending to support new product launches and by a decrease in the dollar amount of gains from hedging activities recognized in fiscal 1999 as compared to fiscal 1998, partially offset by an increase in gains recognized from the sale of certain available-for-sale equity securities.

As discussed in Note 3 to the consolidated financial statements, the Company recorded pre-tax charges totaling $38.7 million, $554.1 million and $205.3 million during fiscal years 2000, 1999 and 1998, respectively. During fiscal 2000, and in connection with the completion of certain restructuring activities, the Company reversed $24.9 million of previously recorded reserves. The charges taken in 1999 include $152.0 million of purchased in-process research and development costs primarily related to the AVE acquisitions of World Medical Manufacturing Corporation and the coronary catheter lab of C.R. Bard. AVE merged with the Company in January 1999.

Interest expense for the year was $13.6 million as compared to $29.1 million and $15.5 million for fiscal years 1999 and 1998. The decrease in fiscal year 2000 is the result of the Company immediately paying off debt of pooled entities. Interest income for fiscal 2000 was $29.0 million as compared to $51.9 million and $27.6 million for fiscal 1999 and 1998. Interest income increased in fiscal 1999 as the result of higher average investment balances resulting from the September 1998 secondary stock offering. The proceeds of the secondary stock offering were used to pay off debt of pooled entities and to fund purchase business combinations.

INCOME TAXES

The Company's effective income tax rate was 32.6%, 42.9% and 34.8% for fiscal years 2000, 1999 and 1998, respectively. Excluding non-recurring charges in fiscal years 2000, 1999 and 1998, the effective income tax rate would have been 32.4%, 34.1% and 34.5%, respectively. The reduction in the fiscal 2000 effective income tax rate is the result of proportionally higher profits generated in low tax jurisdictions and tax planning initiatives.

LIQUIDITY AND CAPITAL RESOURCES

SUMMARY

The Company continued to strengthen its financial position in fiscal 2000. At April 30, 2000, working capital, the excess of current assets over current liabilities, totaled $2,021.9 million compared to $1,438.6 million at April 30, 1999. The current ratio at April 30, 2000, was 3.0:1 compared with 2.4:1 at April 30, 1999. The Company's net cash position, defined as the sum of cash, cash equivalents, and short-term investments less short-term borrowings and long-term debt was $227.7 million at April 30, 2000, compared to $119.7 million at April 30, 1999.

During fiscal 2000, the Company entered into an agreement that expires in 2003, to sell, at its discretion, specific pools of its Japanese trade receivables. At April 30, 2000, the Company had sold approximately $64.0 million of its trade receivables to a financial institution. The discount cost related to the sale was immaterial and was recorded as interest expense in the accompanying consolidated financial statements.

CASH FLOW

Cash provided by operating activities was $1,042.0 million in fiscal 2000 compared to $465.2 million in fiscal 1999 and $693.1 million in fiscal 1998. Fiscal 2000 operating cash flows increased significantly over fiscal 1999 as a result of earnings growth and a high level of transaction costs related to the mergers as well as restructuring spending in fiscal 1999. Repurchases of common stock totaled $497.4 million in fiscal 2000, compared to $377.2 million and $168.2 million in fiscal 1999 and fiscal 1998, respectively. The increase in amounts spent on repurchases of common stock under the Company's systematic share repurchase program is the result of higher share prices and increased repurchase levels to offset the dilutive effect of employee stock award programs. The systematic share repurchase program was discontinued in the fourth quarter of fiscal 2000. Additions to property, plant, and equipment totaled $342.1 million in fiscal 2000, compared to $234.9 million and $204.7 million in fiscal 1999 and 1998, respectively. The Company expects future growth in capital spending to support increased manufacturing capacity and operational requirements. This spending will be financed primarily by funds from operations. Dividends paid to shareholders totaled $189.5 million, $131.9 million and $102.9 million for fiscal years 2000, 1999 and 1998, respectively. Consistent with the Company's financial objectives, the Company expects to continue paying dividends at a rate of approximately 20% of the previous year's net earnings.

Significant uses of cash during fiscal 2000 included purchases of property, plant, and equipment, purchases of marketable securities, repurchases of common stock under the Company's systematic stock repurchase plan, and dividends paid to shareholders.

DEBT AND CAPITAL

The Company had a systematic stock repurchase program that was discontinued during the fourth quarter of fiscal 2000. Shares repurchased and average price per share were as follows: 13.0 million shares at an average price of $38.39 per share during fiscal 2000, 11.2 million shares at an average price of $33.80 per share during fiscal 1999 and 7.0 million shares at an average price of $23.95 per share during fiscal 1998. In addition to the repurchase of shares to offset dilution resulting from the issuance of stock under the employee stock purchase and award plans, the Company repurchased shares issued in conjunction with the AVECOR purchase in fiscal 1999.

The Company's capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percent of total capital was 6.9% at April 30, 2000 compared to 6.5% at April 30, 1999.

One of the Company's key financial objectives is achieving an annual return on equity (ROE) of at least 20%. ROE compares net earnings to average shareholders' equity and is a key measure of management's ability to utilize the shareholders' investment in the Company effectively. In fiscal 2000 ROE was 26.6% compared to 14.6% in fiscal 1999 and 24.2% in fiscal 1998. Excluding the effects of the $13.8 million, $554.1 million and $205.3 million pre-tax charges taken in fiscal 2000, fiscal 1999 and fiscal 1998, ROE would have been 25.5%, 25.8% and 28.8%, respectively. In each of the preceding twelve years, ROE has exceeded 20%.

MARKET RISK

Due to the global nature of its operations, the Company is subject to the exposures that arise from foreign exchange rate fluctuations. Such exposures arise from transactions denominated in foreign currencies, primarily from translation of results of operations from outside the United States, intercompany loans, and intercompany purchases of inventory.

The Company's objective in managing its exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes. The Company enters into various contracts, principally forward contracts that change in value as foreign exchange rates change, to protect the value of its existing foreign currency assets, liabilities, commitments, and anticipated foreign currency operating results. The principal currencies hedged are the Japanese yen and major European currencies. The gains and losses on these contracts offset changes in the value of the related exposures. It is the Company's policy to enter into foreign currency transactions only to the extent true exposures exist. The Company does not enter into foreign currency transactions for speculative purposes. The Company's risk management activities for fiscal 2000 were successful in minimizing the net earnings impact of currency fluctuations despite volatile market conditions.

The Company had forward exchange contracts outstanding in the notional amounts of $537.2 and $361.0 million at April 30, 2000 and 1999, respectively. The fair value of all foreign currency derivative contracts outstanding at April 30, 2000 was $71.5 million, which does not represent the Company's annual exposure. A sensitivity analysis of changes of the fair value of all derivative foreign exchange contracts outstanding at April 30, 2000 indicates that, if the U.S. dollar uniformly weakened by 10% against all currencies, the fair value of these contracts would decrease by $41.1 million. Conversely, if the U.S. dollar uniformly strengthened by 10% against all major currencies, the fair value of these contracts would increase by $44.2 million. Any gains and losses on the fair value of derivative contracts would be largely offset by losses and gains on the underlying transactions or anticipated transactions. These offsetting gains and losses are not reflected in the above analysis.

The Company is also exposed to interest rate changes affecting principally its investments in interest rate sensitive instruments. An analysis of the impact on the Company's interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates compared to interest rates at April 30, 2000 indicates that it would not have a significant impact on expected fiscal 2001 earnings.

GOVERNMENT REGULATION AND OTHER MATTERS

Government and private sector initiatives to limit the growth of health care costs, including price regulation, competitive pricing, coverage and payment policies and managed-care arrangements, are continuing in many countries where the Company does business, including the United States. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical therapies. Although the Company believes it is well positioned to respond to changes resulting from this worldwide trend toward cost containment, the uncertainty as to the outcome of any proposed legislation or changes in the marketplace precludes the Company from predicting the impact these changes may have on future operating results.

In keeping with the increased emphasis on cost-effectiveness in health care delivery, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. The medical device industry has also experienced some consolidation, partly in order to offer a broader range of products to large purchasers. As a result, transactions with customers are more significant, more complex and tend to involve more long-term contracts than in the past. This enhanced purchasing power may also increase the pressure on product pricing, although management is unable to estimate the potential impact at this time.

In the United States, the Food and Drug Administration (the "FDA"), among other governmental agencies, is responsible for regulating the introduction of new medical devices, including laboratory and manufacturing practices, labeling and recordkeeping for medical devices, and review of manufacturers' required reports of adverse experience to identify potential problems with marketed medical devices. The FDA can ban certain medical devices, detain or seize adulterated or misbranded medical devices, order repair, replacement, or refund of such devices, and require notification of health professionals and others with regard to medical devices that present unreasonable risks of substantial harm to the public health. The FDA may also enjoin and restrain certain violations of the Food, Drug and Cosmetic Act and the Safe Medical Devices Act pertaining to medical devices, or initiate action for criminal prosecution of such violations. Moreover, the FDA administers certain controls over the export of such devices from the United States. Many of the devices that Medtronic develops and markets are in a category for which the FDA has implemented stringent clinical investigation and pre-market clearance requirements. Any delay or acceleration experienced by the Company in obtaining regulatory approvals to conduct clinical trials or in obtaining required market clearances (especially with respect to significant products in the regulatory process that have been discussed in the Company's announcements) may affect the Company's operations or the market's expectations for the timing of such events and, consequently, the market price for the Company's common stock.

Medical device laws are also in effect in many of the countries in which Medtronic does business outside the United States. These range from comprehensive device approval requirements for some or all of Medtronic's medical device products to requests for product data or certifications. The number and scope of these requirements are increasing.

In the early 1990's the review time by the FDA to clear medical devices for commercial release lengthened and the number of clearances, both of 510(k) submissions and pre-market approval applications, decreased. In response to public and congressional concern, the FDA Modernization Act of 1997 was adopted with the intent of bringing better definition to the clearance process. While FDA review times have improved since passage of the 1997 Act, there can be no assurance that the FDA review process will not involve delays or that clearances will be granted on a timely basis.

The Company operates in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments in order to continue producing the products. At any given time, the Company is generally involved as both a plaintiff and a defendant in several patent infringement actions. While the Company believes that the patent litigation incident to its business will generally not have a material adverse impact on the Company's financial position or liquidity, it could possibly be material to the consolidated results of operations of any one period.

The Company also operates in an industry susceptible to significant product liability claims. In recent years, there has been an increased public interest in product liability claims for implanted medical devices, including pacemakers, leads and spinal systems. These claims may be brought by individuals seeking relief for themselves or, increasingly, by groups seeking to represent a class. In addition, product liability claims may be asserted against the Company in the future relative to events not known to management at the present time. Management believes that the Company's risk management practices, including insurance coverage, are reasonably adequate to protect against potential product liability losses.

The Company is also subject to various environmental laws and regulations both within and outside the United States. The operations of the Company, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify the potential impact of compliance with environmental protection laws, management believes that such compliance will not have a material impact on the Company's financial position, results of operations or liquidity.

In 1994, governmental authorities in Germany began an investigation into certain business and accounting practices by medical device manufacturers. As part of this investigation, documents were seized from the Company and certain other manufacturers. Subsequently, the United States Securities and Exchange Commission (the "SEC") also began an inquiry into this matter. In August 1996, the SEC issued a formal non-public order of investigation to the Company, as it did to at least one other manufacturer. Based upon currently available information, the Company does not expect these investigations to have a materially adverse impact on the Company's financial position, results of operations or liquidity.

CAUTIONARY FACTORS THAT MAY AFFECT
FUTURE RESULTS

Certain statements contained in this Annual Report and other written and oral statements made from time to time by the Company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "should," "will," "forecast" and similar words or expressions. The Company's forward-looking statements generally relate to its growth strategies, financial results, product development and regulatory approval programs, and sales efforts. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions, including, among others, those discussed in the previous section entitled "Government Regulation and Other Matters" and in Item 1 of the Company's Annual Report on Form 10-K under the heading "Cautionary Factors That May Affect Future Results." Consequently, no forward-looking statement can be guaranteed and actual results may vary materially.

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

REPORT OF MANAGEMENT

The management of Medtronic, Inc., is responsible for the integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management's judgment.

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


/s/ Arthur D. Collins, Jr.
Arthur D. Collins, Jr.
PRESIDENT AND CHIEF OPERATING OFFICER


/s/ Robert L. Ryan
Robert L. Ryan
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER




REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Medtronic, Inc.

In our opinion, the accompanying consolidated balance sheet and the related statements of consolidated earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc., and its subsidiaries at April 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
May 24, 2000

                                MEDTRONIC, INC.
                       STATEMENT OF CONSOLIDATED EARNINGS

                                                                    ---------------------------------------------
Year ended April 30,                                                  2000               1999             1998
=================================================================================================================
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
Net sales                                                           $ 5,014.6         $ 4,232.4         $ 3,423.1
COSTS AND EXPENSES:
  Cost of products sold                                               1,319.6           1,140.8             906.8
  Research and development expense                                      479.7             434.2             372.2
  Selling, general, and administrative expense                        1,587.9           1,320.4           1,052.4
  Non-recurring charges                                                  13.8             373.1             156.4
  Purchased in-process research and development                            --             152.0                --
  Foundation commitment                                                    --                --              36.0
  Interest expense                                                       13.6              29.1              15.5
  Interest income                                                       (29.0)            (51.9)            (27.6)
-----------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                          3,385.6           3,397.7           2,511.7
-----------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                          1,629.0             834.7             911.4
Provision for income taxes                                              530.5             358.4             316.8
-----------------------------------------------------------------------------------------------------------------
    Net earnings                                                    $ 1,098.5         $   476.3         $   594.6
=================================================================================================================
EARNINGS PER SHARE

  Basic                                                             $    0.92         $    0.40         $    0.52
-----------------------------------------------------------------------------------------------------------------
  Diluted                                                           $    0.90         $    0.39         $    0.51
=================================================================================================================
Weighted average shares outstanding
  Basic                                                               1,194.7           1,177.1           1,150.2
-----------------------------------------------------------------------------------------------------------------
  Diluted                                                             1,220.8           1,207.6           1,177.1
=================================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                MEDTRONIC, INC.
                           CONSOLIDATED BALANCE SHEET

                                                                                    ---------------------------
April 30,                                                                              2000             1999
---------------------------------------------------------------------------------------------------------------
(IN MILLIONS OF DOLLARS)
ASSETS
CURRENT ASSETS:

  Cash and cash equivalents                                                           $  448.4         $  228.5
  Short-term investments                                                                 109.7            153.8
  Accounts receivable, less allowance for doubtful accounts of $30.2 and $33.2         1,210.1          1,024.8
  Inventories                                                                            690.6            575.3
  Deferred tax assets                                                                    160.5            256.0
  Prepaid expenses and other current assets                                              394.1            206.4
---------------------------------------------------------------------------------------------------------------
    Total Current Assets                                                               3,013.4          2,444.8
Property, Plant, and Equipment, net                                                      946.5            772.3
Goodwill and Other Intangible Assets, net                                              1,361.4          1,374.2
Long-Term Investments                                                                    210.1            212.7
Other Assets                                                                             138.0            204.4
---------------------------------------------------------------------------------------------------------------
    Total Assets                                                                      $5,669.4         $5,008.4
===============================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

  Short-term borrowings                                                               $  316.3         $  239.2
  Accounts payable                                                                       200.0            158.8
  Accrued compensation                                                                   236.2            183.9
  Accrued income taxes                                                                      --             49.5
  Other accrued expenses                                                                 239.0            374.8
---------------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                                            991.5          1,006.2
Long-Term Debt                                                                            14.1             23.4
Deferred Tax Liabilities                                                                  15.2             30.8
Other Long-Term Liabilities                                                              157.1            177.2
---------------------------------------------------------------------------------------------------------------
    Total Liabilities                                                                  1,177.9          1,237.6

COMMITMENTS AND CONTINGENCIES                                                               --               --

SHAREHOLDERS' EQUITY:
  Preferred stock--par value $1.00; 2,500,000 shares authorized,                            --               --
    None outstanding

  Common Stock--par value $.10; 1.6 billion shares authorized,
    1,197,698,035 and 1,191,896,614 shares issued and outstanding                        119.8            119.1
  Retained earnings                                                                    4,543.1          3,773.0
  Accumulated other non-owner changes in equity                                         (151.9)           (95.1)
---------------------------------------------------------------------------------------------------------------
                                                                                       4,511.0          3,797.0

Receivable from Employee Stock Ownership Plan                                            (19.5)           (26.2)
---------------------------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                                         4,491.5          3,770.8
    Total Liabilities and Shareholders' Equity                                        $5,669.4         $5,008.4
===============================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                MEDTRONIC, INC.

                 STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

                                                                                          Accumulated
                                                                                           Other Non-    Receivable    Total
                                                                 Common       Retained    Owner Changes     from    Shareholders'
(IN MILLIONS OF DOLLARS)                                          Stock       Earnings       in Equity      ESOP       Equity
==============================================================================================================================
Balance April 30, 1997                                           $  115.1     $2,140.9       $  (61.1)    $  (27.9)   $2,167.0
Net earnings                                                           --        594.6             --           --       594.6
Other non-owner changes in equity:
  Change in unrealized gain on investment,
    net of $11.8 tax expense                                           --           --           21.8           --        21.8
  Translation adjustment                                               --           --          (14.4)          --       (14.4)
  Minimum pension liability                                            --           --           (1.2)          --        (1.2)
                                                                                                                      --------
      Total comprehensive income                                       --           --             --           --    $  600.8
                                                                                                                      --------
Dividends paid                                                         --       (102.9)            --           --      (102.9)
Issuance of common stock of acquired subsidiary                       0.2          3.9             --           --         4.1
Issuance of common stock under employee benefits and
  incentive plans                                                     1.6        178.9             --           --       180.5
Repurchases of common stock                                          (0.8)      (167.4)            --           --      (168.2)
Income tax benefit from restricted stock and nonstatutory
  stock options                                                        --         57.6             --           --        57.6
Repayments from ESOP                                                   --           --             --           --          --
------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1998                                           $  116.1     $2,705.6       $  (54.9)    $  (27.9)   $2,738.9
Net earnings                                                           --        476.3             --           --       476.3
Other non-owner changes in equity:
  Change in unrealized loss on investment,
    net of $5.9 tax benefit                                            --           --          (10.9)          --       (10.9)
  Translation adjustment                                               --           --          (26.2)          --       (26.2)
  Minimum pension liability                                            --           --           (3.1)          --        (3.1)
                                                                                                                      --------
      Total comprehensive income                                       --           --             --           --    $  436.1
                                                                                                                      --------
Adjustment for poolings of interests                                   --         19.4             --           --        19.4
Dividends paid                                                         --       (131.9)            --           --      (131.9)
Issuance of common stock from secondary offering                      2.2        710.4             --           --       712.6
Issuance of common stock under employee benefits and
  incentive plans                                                     0.2         56.0             --           --        56.2
Issuance of common stock for acquisition of subsidiaries              1.8        251.5             --           --       253.3
Repurchases of common stock                                          (1.2)      (376.0)            --           --      (377.2)
Income tax benefit from restricted stock and nonstatutory
  stock options                                                        --         61.7             --           --        61.7
Repayments from ESOP                                                   --           --             --          1.7         1.7
------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1999                                           $  119.1     $3,773.0       $  (95.1)    $  (26.2)   $3,770.8
 Net earnings                                                          --      1,098.5             --           --     1,098.5
 Other non-owner changes in equity:
  Change in unrealized loss on investment,
    net of $8.3 tax benefit                                            --           --          (15.6)          --       (15.6)
  Translation adjustment                                               --           --          (38.7)          --       (38.7)
  Minimum pension liability                                            --           --           (2.5)          --        (2.5)
                                                                                                                      --------
      Total comprehensive income                                       --           --             --           --    $1,041.7
                                                                                                                      --------
 Adjustment for pooling of interests                                   --          0.6             --           --         0.6
 Dividends paid                                                        --       (189.5)            --           --      (189.5)
 Issuance of common stock under employee benefits and
  incentive plans                                                     2.0        192.0             --           --       194.0
 Repurchases of common stock                                         (1.3)      (496.1)            --           --      (497.4)
 Income tax benefit from restricted stock and nonstatutory
  stock options                                                        --        164.6             --           --       164.6
 Repayments from ESOP                                                  --           --             --          6.7         6.7
------------------------------------------------------------------------------------------------------------------------------
 Balance, April 30, 2000                                         $  119.8     $4,543.1       $ (151.9)    $  (19.5)   $4,491.5
==============================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 MEDTRONIC, INC.

                      STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                    ------------------------------------------------
Year ended April 30,                                                   2000             1999                 1998
====================================================================================================================
(IN MILLIONS OF DOLLARS)
OPERATING ACTIVITIES

  Net earnings                                                       $1,098.5        $  476.3               $  594.6
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Depreciation and amortization                                       243.3           218.3                  166.5
    Non-recurring charges, net                                            8.5           179.6                  125.5
    Deferred income taxes                                                71.1           (35.5)                  19.0
    Changes in operating assets and liabilities:
      Accounts receivable                                              (192.7)         (184.4)                (150.8)
      Inventories                                                      (119.1)          (91.1)                 (79.4)
      Prepaid expenses and other assets                                (117.5)         (127.4)                 (71.5)
      Accounts payable and accrued liabilities                          248.4            82.1                   46.6
      Accrued income taxes                                             (178.8)          (56.0)                  43.3
      Other long-term liabilities                                       (19.7)            3.3                    (.7)
--------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                     1,042.0           465.2                  693.1

INVESTING ACTIVITIES

  Additions to property, plant, and equipment                          (342.1)         (234.9)                (204.7)
  Acquisitions, net of cash acquired                                       --        (1,017.4)                  (3.4)
  Sales and maturities of marketable securities                         268.9           659.0                   84.8
  Purchases of marketable securities                                   (258.4)         (701.6)                 (86.7)
  Other investing activities                                            (45.0)          (46.2)                 (65.4)
--------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                          (376.6)       (1,341.1)                (275.4)

FINANCING ACTIVITIES

  Increase in short-term borrowings                                      58.4           113.5                   30.9
  Payments on long-term debt                                             (8.6)         (615.2)                (163.7)
  Issuance of long-term debt                                              0.6           571.6                   93.6
  Proceeds from stock offering of acquired subsidiary                      --              --                    4.1
  Dividends to shareholders                                            (189.5)         (131.9)                (102.9)
  Repurchases of common stock                                          (497.4)         (377.2)                (168.2)
  Issuance of common stock                                              194.0         1,022.1                  180.5
--------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities            (442.5)          582.9                 (125.7)
  Effect of exchange rate changes on cash and cash equivalents           (3.0)           (1.9)                   1.3
Net Change in Cash and Cash Equivalents                                 219.9          (294.9)                 293.3
Cash and cash equivalents at beginning of year                          228.5           523.4                  230.1
--------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                             $  448.4           228.5               $  523.4
====================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

    Income taxes                                                     $  401.8        $  376.2               $  265.4
    Interest                                                             13.8            29.0                   16.0
--------------------------------------------------------------------------------------------------------------------
  Supplemental Noncash Investing and Financing Activities

    Issuance of common stock for acquisition of subsidiary,
     net of cash acquired                                            $     --        $  164.3               $     --
====================================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

MEDTRONIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN MILLIONS, EXCEPT PER SHARE DATA)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. Medtronic is the world's leading medical technology company, providing lifelong solutions for people with chronic disease. The Company provides innovative products and therapies for the health care needs of medical professionals and their patients. Headquartered in Minneapolis, Minnesota, operations are primarily focused on providing therapeutic, diagnostic, and monitoring systems for the cardiac rhythm management, cardiovascular, neurological, spinal, and ear, nose and throat (ENT) markets. The Company generally markets its products through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets. The main markets for products are the United States, Western Europe, and Japan.

Principles of Consolidation. The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents. The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are valued at cost, which approximates fair value.

Investments. Investments in debt and equity securities that have readily determinable fair values are classified and accounted for as available-for-sale or held-to-maturity. Held-to-maturity investments consist principally of U.S. government and corporate debt securities that the Company has the positive intent and ability to hold until maturity. These securities are recorded at amortized cost in short- and long-term investments. Available-for-sale securities consist of equity securities that are recorded at fair value in short- and long-term investments, with the change in fair value recorded, net of taxes, as a component of accumulated other non-owner changes in equity. Realized gains and losses are recorded as a component of selling, general, and administrative expense, and are calculated based on the specific identification method. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Revenue Recognition. The Company recognizes revenue from product sales when the goods are shipped to its customers. For certain products, the Company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the Company is notified that the device has been used by the customer.

Inventories. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances were as follows:

                                                  ------------------------------
April 30,                                          2000     1999
--------------------------------------------------------------------------------
Finished goods                                    $374.4   $314.6
Work in process                                    129.5    105.6
Raw materials                                      186.7    155.1
--------------------------------------------------------------------------------
Total                                             $690.6   $575.3
================================================================================
Property, Plant, and Equipment. Property, plant, and equipment is stated at cost. Additions and improvements that extend the lives of the assets are capitalized while expenditures for repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the various assets. Property, plant and equipment balances and corresponding lives were as follows:

                                 -----------------------------------------------
April 30,                           2000       1999           Lives
================================================================================
Land and land
  improvements                   $   57.7   $   48.2         20 years
Buildings and leasehold
  improvements                      393.4      372.3      up to 40 years
Equipment                         1,044.7      895.0         3-7 years
Construction in progress            181.8      129.0            --
--------------------------------------------------------------------------------
                                  1,677.6    1,444.5
Less: Accumulated
  depreciation                     (731.1)    (672.2)
================================================================================
Property, Plant, and
  Equipment, net                 $  946.5   $  772.3
================================================================================

Goodwill, Other Intangible Assets, and Long-Lived Assets. Good will represents the excess of cost over net assets of businesses acquired, while other intangible assets consist primarily of purchased technology and patents. Goodwill and other intangible assets are being amortized using the straight-line method over their estimated useful lives, ranging from 5 to 35 years. The Company periodically reviews its goodwill and other long-lived assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Balances were as follows:

                                                     ---------------------------
April 30,                                                2000            1999
================================================================================
Goodwill                                             $  1,250.3      $  1,258.9
Less: Accumulated amortization                           (200.5)         (147.9)
--------------------------------------------------------------------------------
                                                        1,049.8         1,111.0
--------------------------------------------------------------------------------
Other intangible assets                                   428.7           355.9
Less: Accumulated amortization                           (117.1)          (92.7)
--------------------------------------------------------------------------------
                                                          311.6           263.2
================================================================================
Goodwill and other intangible assets, net            $  1,361.4      $  1,374.2
================================================================================

Research and Development. Research and development costs are expensed when incurred.

Stock-Based Compensation. The Company accounts for stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations.

Foreign Currency Translation. Essentially all assets and liabilities are translated to U.S. dollars at year-end exchange rates, while elements of the income statement are translated at average exchange rates in effect during the year. Foreign currency transaction gains and losses are included in the statement of consolidated earnings as selling, general, and administrative expense. Gains and losses arising from the translation of net assets located outside the United States are recorded as a component of other non-owner changes in equity.

Foreign Exchange Contracts. The Company manages its exposure to fluctuations in foreign currency exchange rates by entering into various contracts that change in value as foreign exchange rates change. The Company designates and assigns certain financial instruments as hedges for specific assets, liabilities or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instruments. The Company classifies its derivative financial instruments as held or issued for purposes other than trading. Gains and losses from hedges of firm commitments are classified in the income statement consistent with the accounting treatment of the items being hedged. Unrealized gains on forward contracts are recorded in the balance sheet as other assets while unrealized losses on forward contracts are included in accrued liabilities.

Royalty Income. Income earned from royalty and license agreements is recorded as a reduction of selling, general, and administrative expense.

Earnings Per Share. Basic earnings per share is computed based on the weighted average number of common shares outstanding, while diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan.

New Accounting Standards. In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted for fiscal years beginning after June 15, 2000, although earlier application is permitted as of the beginning of any fiscal quarter. This statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company is in the process of determining what effect the adoption of SFAS No. 133 will have on the Company's results of operations, cash flows, or financial position.

2 ACQUISITIONS

Pooling-of-Interests Method. On November 5, 1999, the Company issued approximately 21.4 million shares of its common stock in exchange for all of the outstanding capital stock of Xomed Surgical Products, Inc. (Xomed) in a transaction valued at approximately $850.0, including $25.0 of assumed debt. Xomed is a leading developer, manufacturer and marketer of surgical products for use by ear, nose and throat physicians. Xomed offers a broad line of products that include powered tissue-removal systems, nerve monitoring systems, disposable fluid-control products, image guided surgery systems, and bioabsorbable products.

On January 28, 1999, the Company issued approximately 101.2 million shares of its common stock for all of the outstanding capital stock of Arterial Vascular Engineering, Inc. (AVE) in a transaction valued at approximately $4,200.0 including $550.0 of assumed debt. AVE designs and manufactures minimally invasive solutions for the treatment of coronary artery and peripheral vascular disease. AVE's product offerings include coronary stents, balloon catheters, guidewires, and guiding catheters.

On January 27, 1999, the Company issued approximately 90.0 million shares of its common stock for all of the outstanding capital stock of Sofamor Danek Group, Inc. (Sofamor Danek) in a transaction valued at approximately $3,300.0. Sofamor Danek is primarily involved in developing, manufacturing, and marketing devices, instruments, computer-assisted visualization products, and biomaterials used in the treatment of spinal and cranial disorders.

On September 30, 1998, the Company issued approximately 17.2 million shares of its common stock for all of the outstanding capital stock of Physio-Control International Corporation (Physio-Control) in a transaction valued at approximately $550.0. Physio-Control designs, manufactures, markets, and services an integrated line of noninvasive emergency cardiac defibrillator and vital sign assessment devices, disposable electrodes, and data management software.

The acquisitions of Xomed, AVE, Sofamor Danek, and Physio-Control have been accounted for as poolings-of-interests, and, accordingly, the Company's consolidated financial statements for 1999 and 1998 have been restated to include the results of Xomed, AVE, Sofamor Danek, and Physio-Control. Net sales and net earnings for the individual entities were as follows:

                                     -------------------------------------------
Year ended April 30, 1999            Net Sales Net Earnings
================================================================================
Medtronic (as previously reported)   $4,134.1     $468.4
Xomed                                    98.3        7.9
--------------------------------------------------------------------------------
Combined                             $4,232.4     $476.3
================================================================================

                                     -------------------------------------------
Year ended April 30, 1998            Net Sales Net Earnings
================================================================================
Medtronic (as previously reported)   $2,604.8     $457.4
AVE                                     228.0       60.4
Sofamor Danek                           331.6       60.5
Physio-Control                          178.6        9.5
Xomed                                    80.1        6.8
--------------------------------------------------------------------------------
Combined                             $3,423.1     $594.6
================================================================================

The combined results for the fiscal year ended April 30, 1999 represent the previously reported results of Medtronic for the fiscal year ended April 30, 1999 combined with the historical results of Xomed for the twelve months ended March 31, 1999. Effective May 1, 1999, Xomed's fiscal year end has been changed from December 31 to April 30 to conform to the Company's fiscal year end. Accordingly, Xomed's results for the one-month period ended April 30, 1999 have been excluded from the Company's combined results and have been reported as an adjustment to May 1, 1999 retained earnings. Xomed's net sales and net earnings for the one-month period ended April 30, 1999 were $8.3 and $0.6, respectively.

The combined results for the fiscal year ended April 30, 1998 represent the historical results of Medtronic for the fiscal year ended April 30, 1998 combined with the historical results of Xomed, AVE, Sofamor Danek and Physio-Control for the twelve months ended March 31, 1998. Effective May 1, 1998, Physio-Control's, Sofamor Danek's and AVE's fiscal year end has been changed from December 31 for Physio-Control and Sofamor Danek and June 30 for AVE, to April 30 to conform to the Company's fiscal year end. Accordingly, Physio-Control's, Sofamor Danek's, and AVE's results for the one-month period ended April 30, 1998 have been excluded from the Company's combined results and have been reported as an adjustment to May 1, 1998 retained earnings. AVE's, Sofamor Danek's, and Physio-Control's net sales and net earnings for the one-month period ended April 30, 1998 were $174.0 and $19.4, respectively.

Purchase Method. On April 30, 1999, the Company acquired all of the outstanding capital stock of Micro Motion Sciences (Micro Motion) for $9.8. Micro Motion develops advanced lead and catheter placement technology.

On March 8, 1999, the Company acquired all of the outstanding capital stock of AVECOR Cardiovascular Inc. (AVECOR) for approximately $96.1 in Medtronic common stock and other consideration. AVECOR develops, manufactures, and markets specialty medical devices for heart/lung bypass surgery and long-term respiratory support. In March 1999, subsequent to the closing of this transaction, the Company repurchased in the open market the equivalent number of shares issued in the AVECOR acquisition.

Prior to the merger with the Company, AVE acquired all of the outstanding capital stock of World Medical Manufacturing Corporation (World Medical) on December 14, 1998 in exchange for approximately $70.8 in AVE common stock and other consideration. World Medical develops, manufactures, and markets an endovascular stented graft and delivery system for the treatment of abdominal aortic aneurysms. In addition, on October 1, 1998, AVE acquired the coronary catheter lab business of C.R. Bard, Inc. ("Bard cath lab") for a purchase price of approximately $610.7. The Bard cath lab business includes a broad range of catheter-based technologies including balloon catheters, guidewires, and coronary stents.

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

The acquisitions of Micro Motion, AVECOR, Midas Rex, World Medical and Bard cath lab were accounted for as purchases. Accordingly, the results of operations of the acquired entities have been included in the Company's consolidated financial statements since the respective dates of acquisition. Acquired goodwill, patents, trademarks, and other intangible assets associated with these acquisitions are being amortized using the straight-line method over periods ranging from 3 to 12 years for intangibles and up to 25 years for goodwill.

The purchase price allocation was as follows:

--------------------------------------------------------------------------------
Net assets acquired                                     $   53.0
Goodwill                                                   685.2
In-process R&D                                             150.9
Other intangibles                                          128.3
--------------------------------------------------------------------------------
                                                        $1,017.4
================================================================================

Pro forma information has not been included as these acquisitions did not have a material impact on the Company's results of operations.

3 NON-RECURRING CHARGES

Fiscal 2000 Initiatives. In fiscal 2000, the Company recorded transaction charges in connection with its merger with Xomed, charges related to a litigation settlement, the conversion of certain direct sales operations in Latin America to distributor arrangements and the termination of a distribution relationship. In connection with these activities, the Company will terminate 78 employees, mostly in administrative positions. The Company expects to complete all identified actions in fiscal 2001. Charges are summarized as follows:

                          ------------------------------------------------------
                          Fiscal 2000  Utilized in    Balance at
                            Charges    Fiscal 2000  April 30, 2000
================================================================================
Transaction-
  related costs              $14.7      $(14.7)        $ --
Facility reductions            0.9          --          0.9
Severance and
  related costs                1.4          --          1.4
Asset write-downs              6.2        (6.2)          --
Litigation                    15.5       (15.5)          --
--------------------------------------------------------------------------------
                             $38.7      $(36.4)        $2.3
================================================================================


Fiscal 1999 Initiatives. During fiscal 1999, the Company recorded pre-tax transaction-related charges in connection with the Physio-Control, Sofamor Danek, and AVE mergers. The Company also purchased AVECOR during the fourth quarter of fiscal 1999. In connection with these transactions, management identified areas where duplicate manufacturing, sales, and administrative capacity existed and identified opportunities to leverage existing infrastructure and achieve better economies of scale. During the third and fourth quarter of the fiscal year, management announced certain initiatives to restructure its new vascular, cardiac surgery, and spinal surgery organizations and announced the closure of ten manufacturing facilities and the termination of 2,950 employees, 2,585 of which were in manufacturing positions. The Company estimated that these actions would result in annual cost savings in excess of $70.0. The Company has substantially completed these initiatives during fiscal 2000 and has achieved the cost savings originally estimated. As the Company substantially completed these initiatives in the fourth quarter of fiscal 2000, it identified and reversed $24.9 of reserves no longer considered necessary.

--------------------------------------------------------------------------------
Fiscal 1999 charges are summarized as follows:

                                ----------------------------------------------------------------------------------
                                Fiscal 1999     Utilized in    Balance at     Utilized in    Change in    Balance at
                                   Charges      Fiscal 1999  April 30, 1999   Fiscal 2000    Estimate   April  30, 2000
=======================================================================================================================
Transaction-related costs          $149.3         $(136.5)       $ 12.8         $(12.8)       $   --        $   --
Purchased in-process R&D            152.0          (152.0)           --             --            --            --
Facility reductions                  10.9            (1.8)          9.1           (9.1)          3.8           3.8
Severance and related costs          68.6            (8.1)         60.5          (28.6)        (21.2)         10.7
Asset write-downs                    92.1           (92.1)           --            7.3          (7.3)           --
Contractual obligations              51.2           (10.5)         40.7          (33.8)         (0.2)          6.7
------------------------------------------------------------------------------------------------------------------
                                   $524.1         $(401.0)       $123.1         $(77.0)       $(24.9)       $ 21.2
==================================================================================================================


During fiscal 1999 AVE acquired World Medical for consideration of $70.8 and immediately expensed $45.8 of the purchase price upon consummation of the acquisition for purchased in-process technology that had not yet reached technological feasibility and had no alternative future use. The value assigned to purchased in-process technology was based on a valuation prepared by an independent third-party appraisal company and was determined by identifying research projects in areas for which technological feasibility had not been established, including the Talent System and two smaller programs. The value was determined by estimating the costs to develop the purchased in-process technology into commercially viable products and estimating the resulting net cash flows back to their present value. The discount rate included a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process technology. The Talent System is currently sold in Europe and it is in U.S. clinical trials.

In October of 1998, AVE acquired Bard cath lab for $610.7 and immediately expensed $95.3 of the purchase price upon consummation of the acquisition for purchased in-process technology that had not yet reached technological feasibility and had no alternative use. The value assigned to purchased in-process technology was based on a valuation prepared by an independent third-party appraisal company and was determined by identifying research projects in areas for which technological feasibility had not been established, including a rapid exchange perfusion catheter, a stent development program and eight other minor product categories. The value was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows back to their present value. The discount rate included a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process technology. In November 1999, the Company introduced its S670 rapid exchange perfusion coronary stent system in the U.S and in May 2000, the Company launched the S660 With Discrete Technology coronary stent system for smaller vessels using technology from the acquisition of Bard cath lab. In May 2000, the Company launched the BeStent 2 coronary stent delivery system in Europe, utilizing some of the technology acquired from Bard cath lab. The BeStent 2 is in U.S. clinical trials awaiting approval from the Food and Drug Administration (FDA).

In April 1999, the Company acquired certain advanced catheter delivery technology from Micro Motion and immediately expensed $9.8 for the purchase of in-process research and development. In addition, during fiscal 1999 Xomed wrote off approximately $1.1 of the $13.0 purchase price it paid for the acquisition of Etalissements Boutmy, S.A. for purchased in-process research and development technology. The Company anticipates that other products developed from the acquired in-process research and development related to the acquisitions of World Medical, Bard cath lab and Micro Motion will be released in fiscal 2001 or 2002.

The Company expects that all the acquired in-process research and development will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. If commercial viability were not achieved, the Company would look to other alternatives to provide these solutions.

Facility reduction and asset write-down charges were estimated as the difference between the carrying value of the asset and its fair value less cost to sell and including estimated subleasing proceeds. Asset write-down charges included $29.0 of charges to cost of sales for discontinued product lines in the vascular and cardiac surgery business. Nine of the ten facilities identified for closure have been closed and the remaining facility was closed in June 2000. Facility reductions costs were higher than originally estimated due to an inability to sub-lease two facilities as originally planned. Estimated asset write-downs were favorably impacted by higher than planned sales proceeds.

As part of these initiatives, the Company will terminate 2,950 employees, of which 2,685 had been terminated at April 30, 2000. In addition, the Company continues to pay severance to terminated employees, particularly in Europe. During the fourth quarter fiscal 2000 as the restructuring initiatives had been substantially completed, the Company identified and reversed $21.2 of severance-related charges no longer deemed necessary, including a one-time pension curtailment gain of $4.4 (see Note 10). Original estimates were favorably impacted by foreign exchange rate fluctuations and voluntary departures.

Fiscal 1999 charges included $41.4 for non-cancelable contractual commitments and other non-recurring expenses, $8.0 related to payments made by Sofamor Danek under two devel opment and licensing agreements and $1.8 related to certain restructuring initiatives of Xomed.

Fiscal 1998 Initiatives. The Company recorded pre-tax charges totaling $205.3 in fiscal 1998 related to management's initiatives to reduce global infrastructure by streamlining certain manufacturing and administrative operations within the United States, Europe, and Japan. These actions, which were substantially completed by the end of fiscal 1999, included the closure of seven facilities, the elimination of 1,000 employees, and the rationalization of certain vascular inventories totaling $12.9 which were charged to cost of sales. Included in the fiscal 1998 charges was a commitment made by the Company to contribute $36.0 to the Medtronic Foundation (see Note 12). In fiscal 1999, the Company revised its severance charge estimates by $5.0 as a result of higher than anticipated termination costs in Europe.

--------------------------------------------------------------------------------
A summary of fiscal 1998 charges is follows:

                --------------------------------------------------------------------------------------------------------------------
                Fiscal 1998     Utilized in   Balance at    Fiscal 1999   Utilized in     Balance at    Utilized in   Balance at
                  Charges       Fiscal 1998  April 30, 1998   Charges     Fiscal 1999  April 30, 1999   Fiscal 2000   April 30, 2000
====================================================================================================================================
Facility
  reductions       $  7.6         $ (3.6)        $  4.0       $   --        $ (3.4)       $  0.6        $ (0.6)       $   --
Severance and
  related costs      58.4          (13.6)          44.8          5.0         (36.7)         13.1         (13.1)           --
Asset
  write-downs        81.7          (81.7)            --           --            --            --            --            --
Contractual
  obligations        57.6          (17.6)          40.0           --         (40.0)           --            --            --
------------------------------------------------------------------------------------------------------------------------------------
                   $205.3        $(116.5)        $ 88.8       $  5.0        $(80.1)       $ 13.7        $(13.7)       $   --
====================================================================================================================================


Pre-1998 Initiatives. During fiscal 1997, Sofamor Danek recorded a special product liability litigation charge of $50.0. This charge was recorded in order to recognize the anticipated costs associated with the defense and conclusion of certain product liability cases in which Sofamor Danek is named a defendant (see
Note 12). During fiscal 1999, the Company recorded an additional $25.0 reserve necessary to conclude outstanding litigation. The Company utilized $1.2 of these charges in fiscal 1997, $11.6 in fiscal 1998, $21.7 in fiscal 1999 and $12.4 in fiscal 2000.

In addition, during fiscal 1997, Xomed announced initiatives to combine certain operations in connection with its acquisition of TreBay Medical Corporation and recorded charges of $2.5 for termination benefits and $0.6 for other exit costs. Xomed utilized $2.1 of these charges in fiscal 1997 and the remaining $1.0 in fiscal 1998.

--------------------------------------------------------------------------------
A summary of all initiatives is as follows:

                         -----------------------------------------------------------------------------------------------------------
                         Balance at       Fiscal     Utilized       Balance at     Fiscal           Utilized    Balance at
                          April 30,        1998      in Fiscal       April 30,       1999          in Fiscal     April 30,
                            1997         Charges        1998            1998        Charges           1999          1999
====================================================================================================================================
Transaction-
  related costs            $   --        $   --         $   --         $   --        $149.3         $(136.5)       $ 12.8
Purchased
  in-process R&D               --             --             --            --         152.0         (152.0)            --
Facility reductions            --           7.6           (3.6)           4.0          10.9           (5.2)           9.7
Severance and
  related costs               1.0          58.4          (14.6)          44.8          73.6          (44.8)          73.6
Asset write-downs              --          81.7          (81.7)            --          92.1          (92.1)            --
Contractual
  obligations                  --          57.6          (17.6)          40.0          51.2          (50.5)          40.7
Litigation                   48.8            --          (11.6)          37.2          25.0          (21.7)          40.5
------------------------------------------------------------------------------------------------------------------------------------
                           $ 49.8        $205.3        $(129.1)        $126.0        $554.1        $(502.8)        $177.3
====================================================================================================================================


[WIDE TABLE CONTINUED FROM ABOVE]


                          ------------------------------------------------------
                           Fiscal         Utilized      Changes       Balance at
                            2000          in fiscal         in        April 30,
                           Charges          2000        Estimates        2000
================================================================================
Transaction-
  related costs            $ 14.7         $(27.5)        $   --         $   --
Purchased
  in-process R&D               --             --             --             --
Facility reductions           0.9           (9.7)           3.8            4.7
Severance and
  related costs               1.4          (41.7)         (21.2)          12.1
Asset write-downs             6.2            1.1           (7.3)            --
Contractual
  obligations                  --          (33.8)          (0.2)           6.7
Litigation                   15.5          (27.9)            --           28.1

--------------------------------------------------------------------------------
                           $ 38.7        $(139.5)        $(24.9)        $ 51.6

================================================================================

Reserve balances at April 30, 2000, include amounts necessary for remaining severance payouts, the closure of one additional manufacturing facility and the conversion of certain direct sales operations in Latin America to distributor arrangements, as well as amounts necessary to conclude cases related to the Company's spinal system for pedicle fixation, as described in Note 12.

4 FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents, receivables, and short-term debt approximate their carrying value due to their short maturities. The carrying amounts and estimated fair values of the Company's other financial instruments were as follows:

                       ---------------------------------------------------------
April 30,                    2000                     1999
================================================================================
                       Carrying    Fair        Carrying    Fair
                        Amount     Value        Amount     Value
--------------------------------------------------------------------------------
ASSETS

Short-term investments  $109.7    $109.7        $153.8    $153.8
Long-term investments    210.1     210.1         212.7     212.7
Forward exchange
  contracts               71.5      71.5            --        --

LIABILITIES

Forward exchange
  contracts                 --        --           0.4       0.4
Long-term debt            14.1      14.3          23.4      23.8
================================================================================

The fair value of certain short-term and long-term investments was based on their quoted market prices or those of similar investments. For long-term investments that have no quoted market prices and are accounted for on a cost basis, a reasonable estimate of fair value was made using available market and financial information. The fair value of foreign currency instruments was estimated based on quoted market prices at April 30, 2000 and 1999. The fair value of long-term debt was based on the current rates offered to the Company for debt of similar maturities. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

Information regarding the Company's available-for-sale investments is as follows:

                                           -------------------------------------
April 30,                                   2000     1999    1998
================================================================================
Cost                                       $144.0  $ 84.9  $66.9
Gross unrealized gains                        6.2    33.2   32.7
Gross unrealized losses                     (16.3)  (19.4)  (2.0)
--------------------------------------------------------------------------------
Fair value                                 $133.9  $ 98.7  $97.6
--------------------------------------------------------------------------------

Year ended April 30,                        2000     1999    1998
================================================================================
Proceeds from sales                        $ 70.4  $ 38.4  $37.2
--------------------------------------------------------------------------------
Net realized gains                         $ 22.4  $ 36.7  $25.5
================================================================================

Held-to-maturity investments were recorded at amortized cost of $185.9 and $200.2 at April 30, 2000 and 1999, respectively, which approximated fair value.

Foreign Exchange Risk Management. The Company uses operational and economic hedges as well as derivative financial instruments to manage the impact of foreign exchange rate changes on earnings and cash flows. In order to reduce the uncertainty of foreign exchange rate movements, the Company enters into various contracts with major international financial institutions that change in value as foreign exchange rates change. These contracts, which typically expire within two years, are designed to hedge anticipated foreign currency transactions. Such transactions, primarily export intercompany sales, occur throughout the year and are probable but not firmly committed. The principal currencies hedged are the Japanese yen and major European currencies.

Notional amounts of contracts outstanding at April 30, 2000 and 1999 were $537.2 and $361.0, respectively. Aggregate foreign currency transaction gains and (losses) were $30.8, $(2.5) and $17.1 in fiscal years 2000, 1999 and 1998, respectively. These gains and losses, which were offset by the gains and losses on related assets, liabilities, and transactions being hedged, were recorded in selling, general, and administrative expense.

Concentrations of Credit Risk. Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of interest-bearing investments, foreign currency exchange contracts, and trade accounts receivable.

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

5 FINANCING ARRANGEMENTS

Debt consisted of the following at April 30:

                       Average
                      Interest
Short-Term Debt         Rate                 2000     1999
================================================================================
Bank borrowings         3.0%                $314.1   $193.8
Current portion of
  long-term debt        2.8%                   2.2     45.4
--------------------------------------------------------------------------------
Total short-term debt                       $316.3   $239.2
================================================================================


                       Average
                      Interest   Maturity
Long-Term Debt          Rate       Date      2000     1999
================================================================================
Various notes           1.2%    2001-2004    $ 7.6   $ 16.3
Subordinated
  convertible note      5.5%         2004      4.5      4.5
Capitalized lease
  obligations           9.9%    2000-2009      2.0      2.6
--------------------------------------------------------------------------------
Total long-term debt                        $ 14.1   $ 23.4
================================================================================


The Company borrows funds on a short-term basis primarily as a hedge against foreign currency rate fluctuations, and in connection with certain tax initiatives. The Company has existing lines of credit of $876.1 with various banks, of which $562.0 was unused at April 30, 2000. During fiscal 2000, the Company entered into an agreement, which expires in 2003, to sell, at its discretion, specific pools of its Japanese trade receivables. At April 30, the Company had sold approximately $64.0 of its trade receivables to a financial institution. The discount cost related to the sale was immaterial and was recorded as interest expense in the accompanying consolidated financial statements.

Maturities of long-term debt for the next five fiscal years are as follows:
2001, $2.2; 2002, $1.5; 2003, $3.8; 2004, $7.6; 2005, $0.3; thereafter, $0.9.

6 SHAREHOLDERS' EQUITY

On August 25, 1999, the Company's shareholders approved an amendment to Medtronic's Restated Articles of Incorporation to increase the number of authorized shares of common stock from 800 million to 1.6 billion. On the same date, the Board of Directors approved a two-for-one split of the Company's common stock effective September 24, 1999, in the form of a 100% stock dividend payable to shareholders of record at the close of business on September 10, 1999. The stock split resulted in the issuance of 587.4 million additional shares and the reclassification of $58.7 from retained earnings to common stock, representing the par value of the shares issued. All references in the financial statements to earnings per share and average number of shares outstanding amounts have been restated to reflect the stock split for all periods presented.

A shareholder rights plan exists which provides for a dividend distribution of one right to be attached to each share of common stock. The rights are currently not exercisable or transferable apart from the common stock. The basic right entitles the holder to purchase one thirty-two hundredth of a share of a new series of participating preferred stock, which is substantially equivalent to one share of common stock, at an exercise price of $18.75 per share. These rights would become exercisable if a person or group acquires 15% or more of the Company's common stock or announces a tender offer which would increase the person's or group's beneficial ownership to 15% or more of the Company's common stock, subject to certain exceptions. After the rights become exercisable, each right entitles the holder (other than the 15% holder), instead, to purchase common stock having a market price of two times the exercise price. If the Company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right. In certain events the Board of Directors may exchange rights for common stock or equivalent securities having a market price equal to the exercise price of the rights. Each right is redeemable at $0.0003125 any time before a person or group triggers the 15% ownership threshold. The rights expire on July 10, 2001.

7 EMPLOYEE STOCK OWNERSHIP PLAN

The Company has an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. In December 1989, the ESOP borrowed $40.0 from the Company and used the proceeds to purchase 18,932,928 shares of the Company's common stock. The Company makes contributions to the plan that are used, in part, by the ESOP to make loan and interest payments. ESOP expense is determined by debt service requirements, offset by dividends received. Compensation and interest expense recognized were as follows:

                                            ------------------------------------
Year ended April 30,                        2000    1999   1998
================================================================================
Interest expense                            $ 2.0   $ 2.4  $ 2.5
Dividends paid                               (2.8)   (2.4)  (2.0)
--------------------------------------------------------------------------------
Net interest expense                         (0.8)     --    0.5
Compensation expense                          6.7     1.7    0.1
--------------------------------------------------------------------------------
Total expense                               $ 5.9   $ 1.7  $ 0.6
================================================================================


Shares of common stock acquired by the plan are allocated to each employee in amounts based on Company performance and the employee's annual compensation. Allocations of 2.70%, 2.59% and 2.50% of qualified compensation were made to plan participants' accounts in fiscal years 2000, 1999 and 1998, respectively. During fiscal 2000, and in connection with the Company's 50th Anniversary, the Company made a special allocation to participant's accounts of approximately 1.2 million shares. Beginning in fiscal 1999, the Company match on the supplemental retirement plan is made in the form of an annual allocation of Medtronic stock to the participants' employee stock ownership plan account. The expense to the Company related to this Company match is included in the table above.

At April 30, 2000 and 1999, cumulative allocated shares remaining in the trust were 9,325,427 and 7,791,328, respectively, and unallocated shares were 8,239,154 and 10,335,434, respectively, of which 1,004,076 and 1,068,410, respectively, were committed-to-be allocated. Unallocated shares are released based on the ratio of current debt service to total remaining principal and interest. The loan from the Company to the ESOP is repayable over 20 years, ending on April 30, 2010. Interest is payable annually at a rate of 9.0%. The receivable from the ESOP is recorded as a reduction of the Company's shareholders' equity, and allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of earnings per share.

8 STOCK PURCHASE AND AWARD PLANS

1994 Stock Award Plan. The 1994 stock award plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, performance shares, restricted stock and other stock-based awards. There were 7.6 million shares available under this plan for future grants at April 30, 2000. A proposal has been submitted to the Company's shareholders to authorize in August 2000 an additional 58 million shares under this plan.

Under the provisions of the 1994 stock award plan, nonqualified stock options and other stock awards are granted to officers and employees at prices not less than fair market value at the date of grant.

In fiscal 1998, the Company adopted a new stock compensation plan for outside directors which replaces the provisions in the 1994 stock award plan relating to awards to outside directors. The table below includes awards granted under the new plan, which at April 30, 2000 had 2.7 million shares available for future grants.

A summary of nonqualified option transactions is as follows:

                                      -----------------------------------------------------------------
                                            2000                    1999                  1998
=======================================================================================================
                                                Wtd. Avg.              Wtd. Avg.             Wtd. Avg.
                                                Exercise               Exercise              Exercise
                                      Options     Price      Options     Price     Options     Price
-------------------------------------------------------------------------------------------------------
Beginning Balance                   24,149,624   $19.91    21,678,130   $13.97   24,154,200    $ 9.25
Granted                             14,425,433    31.42     7,331,168    22.20    5,129,266     16.81
Exercised                            3,278,166     9.88     4,134,732     7.45    7,224,004      5.53
Canceled                             1,379,624     8.29       724,942     7.83      381,332      5.92
-------------------------------------------------------------------------------------------------------
Outstanding at April 30             33,917,267   $24.77    24,149,624   $19.91   21,678,130    $13.97
-------------------------------------------------------------------------------------------------------
Exercisable at April 30             17,194,774   $18.83    14,568,708   $17.93   13,443,644    $10.65
=======================================================================================================


Stock options assumed as a result of mergers and acquisitions in fiscal years 1996, 1997, 1999 and 2000 remain outstanding, although no additional grants will be made under these plans. A summary of fiscal 2000 transactions for stock options assumed as a result of the mergers and acquisitions is as follows:

                                                   -----------------------------
                                                                  Wtd. Avg.
                                                     Options   Exercise Price
================================================================================
Outstanding at May 1, 1999                         25,052,890     $14.73
Additional shares assumed                           2,956,384      11.95
Exercised                                          15,414,684      10.23
Canceled                                              868,430      16.83
--------------------------------------------------------------------------------
Outstanding at April 30, 2000                      11,726,160     $15.49
--------------------------------------------------------------------------------
Exercisable at April 30, 2000                       9,281,399     $15.80
================================================================================


A summary of stock options outstanding as of April 30, 2000, including options assumed as a result of acquisitions, is as follows:

                         -----------------------------------------------------------------
                                    Options Outstanding              Options Exercisable
------------------------------------------------------------------------------------------
                                                     Wtd. Avg.
                                                     Remaining
Range of                               Wtd. Avg.    Contractual                Wtd. Avg.
Exercise Prices            Options  Exercise Price Life(in years) Options  Exercise Price
------------------------------------------------------------------------------------------
$ 0.01-10.00             10,141,825     $ 5.52         4.72       9,095,065    $ 5.56
 10.01-20.00              8,297,910      15.52         6.86       7,239,665     15.42
 20.01-30.00              9,166,003      24.09         7.78       5,391,680     24.47
 30.01-40.00             17,631,672      33.80         8.29       4,711,356     34.30
 40.01-52.69                406,017      47.53         9.00          38,407     48.73
------------------------------------------------------------------------------------------
$ 0.01-52.69             45,643,427     $22.37         6.63      26,476,173    $17.29
==========================================================================================


Nonqualified options are normally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25 percent of the shares under option and generally have a contractual option term of 10 years. However, certain nonqualified options granted are exercisable immediately.

Restricted stock, performance shares and other stock awards are dependent upon continued employment and, in the case of performance shares, achievement of certain performance objectives. These awards are expensed over their vesting period, ranging from three to eight years. Total expense recognized for restricted stock, performance share and other stock awards was $5.2, $8.2 and $12.3 in fiscal years 2000, 1999 and 1998, respectively.

If the Company had elected to recognize compensation expense for its stock-based compensation plans based on the fair values at the grant dates consistent with the methodology prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net income and earnings per share would have been reported as the following pro forma amounts:

                                                 -------------------------------
Year ended April 30,                               2000     1999    1998
================================================================================
Net Earnings                  As reported        $1,098.5 $ 476.3  $ 594.6
                              Pro forma           1,023.4   437.5    555.5
--------------------------------------------------------------------------------
Basic Earnings Per Share      As reported        $   0.92 $  0.40  $  0.52
                              Pro forma              0.86    0.37     0.48
================================================================================


The fair value of options granted, $16.58 and $11.72 for fiscal years 2000 and 1999, respectively, was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

Assumptions                                 2000      1999
================================================================================
Risk-free interest rate                     6.09%     5.06%
Expected dividend yield                     0.47%     0.43%
Expected volatility factor                  38.1%     27.1%
Expected option term                       7 years   7 years
================================================================================

Stock Purchase Plan. The stock purchase plan enables employees to contribute up to 10% of their wages toward purchase of the Company's common stock at 85% of the market value. Employees purchased 1,370,143 shares at $27.63 per share in fiscal 2000. As of April 30, 2000, plan participants have had approximately $28.3 withheld to purchase shares at a price which is 85% of the market value of the Company's common stock on the first or last day of the plan year ending October 31, 2000, whichever is less.

9 INCOME TAXES

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes were:

                                         ---------------------------------------
Year ended April 30,                       2000       1999      1998
================================================================================
United States                            $1,436.0   $ 945.4    $855.1
Non-U.S.                                    193.0    (110.7)     56.3
--------------------------------------------------------------------------------
Earnings before income taxes             $1,629.0   $ 834.7    $911.4
================================================================================


The provision for income taxes consisted of:

                                         ---------------------------------------
Year ended April 30,                      2000     1999     1998
================================================================================
Taxes currently payable:
  U.S. federal                           $188.9   $243.3   $201.4
  U.S. state and other                     39.1     39.7     41.7
  Non-U.S.                                 60.7     45.3     43.1
--------------------------------------------------------------------------------
    Total currently payable               288.7    328.3    286.2
Deferred tax (benefit) expense:
  U.S. federal                             94.7    (42.0)   (26.3)
  U.S. state and other                     (2.5)     2.6      3.0
  Non-U.S.                                (14.1)     7.0      1.2
--------------------------------------------------------------------------------
    Net deferred tax (benefit) expense     78.1    (32.4)   (22.1)
Tax expense credited directly to
  shareholders' equity                    163.7     62.5     52.7
--------------------------------------------------------------------------------
Total provision                          $530.5   $358.4   $316.8
================================================================================


Deferred tax assets (liabilities) were comprised of the following:

                                                --------------------------------
Year ended April 30,                              2000     1999
================================================================================
Deferred tax assets:
  Inventory (Intercompany profit in inventory
    and excess of tax over book valuation)      $108.3    $ 87.6
  Accrued liabilities                             72.4     141.8
  Other                                           61.8      68.2
--------------------------------------------------------------------------------
    Total deferred tax assets                    242.5     297.6
Deferred tax liabilities:
  Intangible assets                              (19.3)     (9.2)
  Undistributed earnings of subsidiaries          (2.0)     (3.4)
  Accumulated depreciation                       (15.4)    (17.1)
  Unrealized losses on investments                 3.5      (4.8)
  Other                                          (64.0)    (37.9)
--------------------------------------------------------------------------------
    Total deferred tax liabilities               (97.2)    (72.4)
--------------------------------------------------------------------------------
Net deferred tax assets                         $145.3     225.2
================================================================================

The Company's effective income tax rate varied from the U.S.
federal statutory tax rate as follows:

Year ended April 30,                    2000     1999    1998
================================================================================
U.S. federal statutory tax rate         35.0%   35.0%    35.0%
Increase (decrease) in tax rate
  resulting from:
    U.S. state taxes, net of federal
      tax benefit                       1.4      1.9      1.9
    Tax benefits from operations in
      Puerto Rico                      (1.1)    (2.4)    (1.9)
    Non-U.S. taxes                     (1.6)     5.5      2.3
    Non-recurring charges              (0.1)     7.7       --
    Other, net                         (1.0)    (4.8)    (2.5)
--------------------------------------------------------------------------------
Effective tax rate                     32.6%    42.9%    34.8%
================================================================================

Taxes are not provided on undistributed earnings of non-U.S. subsidiaries because such earnings are either permanently reinvested or do not exceed available foreign tax credits. Current U.S. tax regulations provide that earnings of the Company's manufacturing subsidiaries in Puerto Rico may be repatriated tax free; however, the Commonwealth of Puerto Rico will assess a tax of up to 7% in the event of repatriation of earnings prior to liquidation. The Company has provided for the anticipated tax attributable to earnings intended for dividend repatriation. At April 30, 2000, earnings permanently reinvested in subsidiaries outside the United States were $159.1.

At April 30, 2000, approximately $42.3 of non-U.S. tax losses were available for carryforward. These carryforwards are subject to full valuation allowances and generally expire within a period of one to five years.

10 RETIREMENT BENEFIT PLANS

The Company has various retirement benefit plans covering substantially all U.S. employees and many employees outside the United States. The cost of these plans was $32.4 in fiscal 2000, $23.1 in fiscal 1999 and $36.3 in fiscal 1998.

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

The following table sets forth the change in benefit obligation and change in plan assets for the Company's defined benefit retirement plans and other post-retirement plans:

                                  ----------------------------------------------
                                     Pension Benefits         Other Benefits
================================================================================
                                     2000        1999        2000        1999
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at
  beginning of fiscal year        $ 233.6     $ 189.2     $  45.0     $  37.4
Service cost                         21.8        16.5         5.1         0.9
Interest cost                        15.4        12.7         3.2         2.5
Actuarial (gain) loss               (21.6)       21.1        (3.6)        4.7
Curtailment gain (see Note 3)        (4.4)         --          --          --
Benefits paid                        (6.8)       (5.9)       (0.5)       (0.5)
--------------------------------------------------------------------------------
Benefit obligation at April 30    $ 238.0     $ 233.6     $  49.2     $  45.0
================================================================================



                                    -------------------------------------------
                                     Pension Benefits         Other Benefits
================================================================================
                                     2000        1999        2000        1999
-------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at
  beginning of year                 $ 271.5     $ 214.1     $  25.1     $  18.0
Actual return on plan assets           25.6        49.6         2.5         3.3
Employer contributions                  0.1        13.3          --         4.1
Benefits paid                          (6.0)       (5.5)       (1.0)       (0.3)
-------------------------------------------------------------------------------
Fair value of plan assets at
  April 30                          $ 291.2     $ 271.5     $  26.6     $  25.1
-------------------------------------------------------------------------------
Funded status                       $  53.2     $  37.9     $ (22.6)    $ (19.9)
Unrecognized net actuarial
  (loss) gain                         (40.2)      (19.7)         --         3.2
Unrecognized prior
  service cost                         (3.5)       (0.3)         --          --
-------------------------------------------------------------------------------
Prepaid (accrued) benefit cost      $   9.5     $  17.9     $ (22.6)    $ (16.7)
===============================================================================


Net periodic benefit cost of plans included the following components:

                                    -------------------------------------------
                                      Pension Benefits         Other Benefits
===============================================================================
Year ended April 30,                   2000        1999        2000        1999
-------------------------------------------------------------------------------
Service cost                        $  21.8     $  16.5     $   5.1     $   0.9
Interest cost                          15.4        12.7         3.2         2.5
Expected return on
  plan assets                         (21.8)      (15.6)       (2.4)       (1.6)
Amortization of prior
  service cost                          0.3         0.2          --          --
-------------------------------------------------------------------------------
Net periodic benefit cost           $  15.7     $  13.8     $   5.9     $   1.8
===============================================================================


Plan assets for the U.S. plan consist of a diversified portfolio of fixed-income investments, debt and equity securities, and cash equivalents. Plan assets include investments in the Company's common stock of $66.5 and $46.0 at April 30, 2000 and 1999, respectively.

Outside the U.S., the funding of pension plans is not a common practice in certain countries as funding provides no economic benefit. Consequently, the Company has certain non-U.S. plans that are unfunded. It is the Company's policy to fund retirement costs within the limits of allowable tax deductions.

The actuarial assumptions were as follows:

                                      ------------------------------------------
                                         Pension Benefits
================================================================================
April 30,                               2000           1999
--------------------------------------------------------------------------------
Discount rate                         3.5%-7.75%    3.5%-7.0%
Expected return on plan assets        4.0%-9.50%    7.0%-9.25%
Rate of compensation increase         3.0%-6.5%     3.0%-6.5%
Health care cost trend rate               N/A            N/A
================================================================================

                                      ------------------------------------------
                                           Other Benefits
================================================================================
April 30,                               2000           1999
--------------------------------------------------------------------------------
Discount rate                           7.75%          7.00%
Expected return on plan assets          9.50%          9.25%
Rate of compensation increase            N/A            N/A
Health care cost trend rate             8.00%          8.00%
================================================================================


In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable wages are provided to certain employees under nonqualified plans. The net periodic cost of nonqualified pension plans was $4.2 and $2.7 in fiscal 2000 and 1999, respectively. The unfunded accrued pension cost related to these nonqualified plans totaled $24.3 at April 30, 2000.

The health care cost trend rate is assumed to decrease gradually to 6% by fiscal 2002. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                            ----------------------------------------------------
                            One-Percentage-  One-Percentage-
                            Point Increase   Point Decrease
--------------------------------------------------------------------------------
Effect on postretirement
  benefit cost in fiscal 2000    $1.1            $(0.9)
Effect on postretirement
  benefit obligation as of
  April 30, 2000                  5.1             (4.3)
--------------------------------------------------------------------------------

Defined Contribution Plans. The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Beginning in fiscal 1999, the Company match on the supplemental retirement plan for U.S. employees is made in the form of an annual allocation of Medtronic stock to the participants ESOP account (see Note 7). Company contributions to the plans are based on employee contributions and Company performance. Fiscal expense under these plans was $3.4 in fiscal 2000, $3.2 in fiscal 1999 and $16.9 in fiscal 1998.

11 LEASES

The Company leases office, manufacturing and research facilities, and warehouses, as well as transportation, data processing, and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the then fair rental value.

Future minimum payments under capitalized leases and non-cancelable operating leases at April 30, 2000 were:

                                        ----------------------------------------
                                        Capitalized  Operating
                                          Leases      Leases
--------------------------------------------------------------------------------
2001                                       $ 0.6       $30.5
2002                                         0.5        23.4
2003                                         0.4        16.5
2004                                         0.3        11.1
2005                                         0.3         8.4
2006 and thereafter                          1.0         4.3
--------------------------------------------------------------------------------
Total minimum lease payments               $ 3.1       $94.2
Less amounts representing interest          (0.7)
--------------------------------------------------------------------------------
Present value of net minimum
  lease payments                           $ 2.4
--------------------------------------------------------------------------------

Rent expense for all operating leases was $49.3, $47.1 and $40.6 in fiscal years 2000, 1999 and 1998, respectively.

12 COMMITMENTS AND CONTINGENCIES

The Medtronic Foundation (Foundation), funded entirely by the Company, was established to maintain good corporate citizenship in its communities. In fiscal 1998, the Company made a commitment to contribute $36.0. This commitment is expected to fund the Foundation through the end of fiscal 2001. In fiscal years 1999 and 1998, the Company funded this commitment through the donation of equity securities with fair values of $25.5 and $10.5, respectively. Commitments to the Foundation are expensed when authorized and approved by the Company's Board of Directors.

In October 1997, Cordis Corporation ("Cordis"), a subsidiary of Johnson & Johnson, filed suit against AVE, which was acquired by the Company in January 1999, in federal court in the District Court of Delaware alleging that AVE's modular stents infringe certain patents for which Cordis claims to be the exclusive licensee. Boston Scientific Corporation is also a defendant in this suit. The complaint seeks injunctive relief and damages from all defendants. The trial is currently scheduled to begin in November 2000.

In December 1999, Advanced Cardiovascular Systems, Inc. ("ACS"), a subsidiary of Guidant Corporation, sued Medtronic and AVE in federal court in the Northern District Court of California alleging that the S670 rapid exchange perfusion stent delivery system infringes a patent held by ACS. The complaint seeks injunctive relief and monetary damages. ACS filed a demand for arbitration with the American Arbitration Association in Chicago simultaneously with the lawsuit. AVE has filed a counterclaim denying infringement based on its license to the patent for perfusion catheters as part of the assets acquired from C.R. Bard in 1998 and has asserted that the license agreement requires disputes to be resolved through arbitration. The parties have agreed to arbitrate all claims against AVE. Litigation against Medtronic has been stayed pending the arbitration decision. Discovery is proceeding and a decision is expected in the first half of 2001.

In March 2000, Boston Scientific Corporation sued AVE in federal court in the Northern District of California alleging that the S670 rapid exchange perfusion stent delivery system infringes a patent held by Boston Scientific. The complaint seeks injunctive relief and monetary damages. AVE has filed a counterclaim denying infringement based on its license to the patent for perfusion catheters as part of the assets acquired from C.R. Bard in 1998 and has asserted that the license agreement requires disputes to be resolved through arbitration. A hearing on the motion to compel arbitration is scheduled for July 2000.

In December 1997, ACS sued AVE in federal court in the Northern District of California alleging that AVE's modular stents infringe certain patents held by ACS and is seeking injunctive relief and monetary damages. AVE denied infringement and in February 1998 AVE sued ACS in federal court in the District Court of Delaware alleging infringement of certain of its stent patents, for which AVE is seeking injunctive relief and monetary damages. The cases have been consolidated in Delaware with a trial date set for April 2001.

In 1993, AcroMed Corporation commenced a patent infringement lawsuit against Sofamor Danek, which was acquired by the Company in January 1999, in the U.S. District Court in Cleveland, Ohio. Sofamor Danek obtained summary judgment as to two of four patents and tried claims with respect to the remaining two patents in May 1999. The jury found that certain Sofamor Danek spinal fixation products infringed these two patents and an injunction was issued by the court in December 1999. The court also imposed damages, including pre-judgment interest, in the amount of $48.0. The Company has appealed the judgment to the Court of Appeals for the Federal Circuit, Washington, D.C. and believes that meritorious bases exist for its reversal. The litigation focuses on a relatively minor portion of Sofamor Danek's products, many of which have been superseded by newer designs, and will not have a material impact on the Company's financial position, results of operations or liquidity.

The Company believes that it has meritorious defenses against the above infringement claims and intends to vigorously contest them. While it is not possible to predict the outcome of these actions, the Company believes that costs associated with them will not have a material adverse impact on the Company's financial position or liquidity, but could possibly be material to the consolidated results of operations of any one period.

In 1997 and 1999, the Company sued Guidant Corporation and Boston Scientific Corp., respectively, in U.S. District Court in Minneapolis claiming that Guidant's ACS RX Multi-Linkt coronary stent and Boston Scientific's Nirt stent infringed the Company's Wiktort stent patent. Following a patent claims construction ruling in late 1999 in favor of Guidant and Boston Scientific, the Company consented to entry of judgment and has filed an appeal with the Court of Appeals for the Federal Circuit in Washington, D.C.

Beginning in 1994, Sofamor Danek was named as a defendant in approximately 3,200 product liability lawsuits brought in various federal and state courts around the country. The lawsuits allege the plaintiffs were injured by spinal implants manufactured by Sofamor Danek and other manufacturers. All efforts to obtain class certification have been denied or subsequently withdrawn. In essence, the plaintiffs claim that they have suffered a variety of injuries resulting from use of a spinal system for pedicle fixation and that the Company and other manufacturers have conspired to promote such implant systems in violation of law. As of April 30, 2000, a substantial number of the suits have been dismissed or resolved in favor of the Company. The remaining cases are in discovery, subject to motions for summary judgment or progressing to trial. The Company believes these claims are without merit and will continue to defend against them vigorously.

In 1996, two former shareholders of Endovascular Support Systems, Inc. ("ESS") filed a lawsuit in Dallas District Court for the State of Texas against AVE and several former officers, directors, and shareholders of AVE. The lawsuit alleges that AVE's acquisition of ESS assets was based on fraud and breach of fiduciary duty and that plaintiffs were given insufficient value when they exchanged their stock in ESS for AVE stock in several transactions that occurred from 1993 to 1995. AVE has asserted counterclaims including breach of contract, breach of covenant of good faith and fair dealing, business disparagement and fraud, and has agreed to indemnify the individual defendants. The Court has ruled that the individual defendants owed a fiduciary duty to plaintiffs. The Company believes the defendants have meritorious defenses and counterclaims against the plaintiffs and will continue to defend the actions vigorously.

13 QUARTERLY FINANCIAL DATA
(UNAUDITED, IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)

                                       ----------------------------------------------------------------------------
                                       First Quarter   Second Quarter    Third Quarter  Fourth Quarter  Fiscal Year
===================================================================================================================
NET SALES
  2000                                     $1,133.2       $1,190.3         $1,258.8         $1,432.3      $5,014.6
  1999                                      1,014.6        1,006.4          1,064.8          1,146.6       4,232.4
GROSS PROFIT
  2000                                        846.8          877.0            921.2          1,050.0       3,695.0
  1999--Before charges                        757.2          738.4            777.8            847.2       3,120.6
      --After charges                         757.2          738.4            760.0            836.0       3,091.6
NET EARNINGS (LOSS)
  2000--Before charges                        252.4          260.6            275.3            321.7       1,110.0
      --After charges                         252.4          260.6            263.2            322.3       1,098.5
  1999--Before charges                        235.9          217.1            215.9            246.2         915.1
      --After charges                         230.6          119.2            (34.1)           160.6         476.3
DILUTED EARNINGS (LOSS) PER SHARE
  2000--Before charges                         0.21           0.21             0.23             0.26          0.91
      --After charges                          0.21           0.21             0.22             0.26          0.90
  1999--Before charges                         0.20           0.18             0.18             0.20          0.76
      --After charges                          0.19           0.10            (0.03)            0.13          0.39
===================================================================================================================


Quarterly and annual earnings per share are calculated independently based on the weighted average number of shares outstanding during the period. As discussed in Note 3, the Company recorded pre-tax non-recurring charges totaling $13.8 and $554.1 during fiscal 2000 and 1999, respectively.

14 SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates its business in four operating business units, which are aggregated into one reportable segment--the manufacture and sale of device-based medical therapies. Each of the Company's businesses has similar economic characteristics, technology, manufacturing processes, customers, distribution and marketing strategies, a similar regulatory environment, and shared infrastructures. Net sales by business were as follows:

                                                   -----------------------------
Year ended April 30,                                 2000      1999       1998
================================================================================
Cardiac Rhythm Management                          $2,504.7   $2,121.6  $1,881.4
Neurological, Spinal and ENT                        1,252.4      998.0     760.4
Vascular                                              790.8      718.8     403.0
Cardiac Surgery                                       466.7      394.0     378.3
--------------------------------------------------------------------------------
                                                   $5,014.6   $4,232.4  $3,423.1
================================================================================


Geographic Information. Net sales and long-lived assets by major geographical area are summarized below:

                                      -------------------------------------------------------------------------------
                                      United States     Europe  Asia Pacific  Other Foreign Eliminations Consolidated
=====================================================================================================================
  2000
  Revenues from external customers       $3,278.4     $1,050.2     $521.2        $164.8       $    --     $5,014.6
  Intergeographic sales                     736.8        159.1         --          17.4        (913.3)          --
------------------------------------------------------------------------------------------------------------------
  Total sales                            $4,015.2     $1,209.3     $521.2        $182.2       $(913.3)    $5,014.6
------------------------------------------------------------------------------------------------------------------
  Long-lived assets                      $2,385.9     $  206.2     $ 46.8        $ 17.1       $    --     $2,656.0
==================================================================================================================
1999
Revenues from external customers         $2,750.0     $  940.0     $408.3        $134.1       $    --     $4,232.4
Intergeographic sales                       511.8         96.7         --          11.4        (619.9)          --
------------------------------------------------------------------------------------------------------------------
Total sales                              $3,261.8     $1,036.7     $408.3        $145.5       $(619.9)    $4,232.4
------------------------------------------------------------------------------------------------------------------
Long-lived assets                        $2,278.1     $  220.1     $ 45.5        $ 19.9       $    --     $2,563.6
------------------------------------------------------------------------------------------------------------------
1998
Revenues from external customers         $2,153.9     $  796.4     $367.1        $105.7       $    --     $3,423.1
Intergeographic sales                       308.4        146.0         --          13.8        (468.2)          --
------------------------------------------------------------------------------------------------------------------
Total sales                              $2,462.3     $  942.4     $367.1        $119.5       $(468.2)    $3,423.1
------------------------------------------------------------------------------------------------------------------
Long-lived assets                        $1,331.5     $  189.2     $ 30.1        $ 19.4       $    --     $1,570.2
==================================================================================================================


Sales between geographic areas are made at prices that would approximate transfers to unaffiliated distributors. No single customer represents over 10% of the Company's consolidated sales.

SELECTED FINANCIAL DATA

                                                             ----------------------------------------------------------------------
                                                                 2000           1999           1998           1997           1996
===================================================================================================================================
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AND EMPLOYEE DATA)

OPERATING RESULTS FOR THE YEAR:
Net sales                                                    $  5,014.6     $  4,232.4     $  3,423.1     $  3,010.3     $  2,570.0
Cost of products sold                                           1,319.6        1,140.8          906.8          786.7          715.2
Gross margin percentage                                            73.7%          73.0%          73.5%          73.9%          72.2%
Research and development expense                                  479.7          434.2          372.2          329.2          283.6
Selling, general, and administrative expense                    1,601.7*       1,845.5*       1,244.8*       1,029.2*         846.9
Interest expense                                                   13.6           29.1           15.5           17.6           13.9
Interest income                                                   (29.0)         (51.9)         (27.6)         (38.8)         (31.6)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                    1,629.0          834.7          911.4          886.4          742.0
Provision for income taxes                                        530.5          358.4          316.8          304.4          254.0
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                 $  1,098.5     $    476.3     $    594.6     $    582.0     $    488.0
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings as a percent of net sales                             21.9%          11.3%          17.4%          19.3%          19.0%
Net earnings as a percent of average shareholders' equity          26.6%          14.6%          24.2%          27.8%          27.7%
-----------------------------------------------------------------------------------------------------------------------------------
Per share of common stock:
  Basic earnings per share                                   $     0.92     $     0.40     $     0.52     $     0.50     $     0.47
  Earnings per share assuming dilution                             0.90           0.39           0.51           0.49           0.46
  Cash dividends declared                                          0.16           0.13           0.11           0.10           0.07

FINANCIAL POSITION AT APRIL 30:
Working capital                                              $  2,021.9     $  1,438.6     $  1,400.9     $    939.9     $  1,000.8
Current ratio                                                     3.0:1          2.4:1          2.8:1          2.4:1          2.6:1
Property, plant, and equipment, net                               946.5          772.3          642.4          574.4          449.7
Total assets                                                    5,669.4        5,008.4        3,745.0        3,082.1        2,881.1
Long-term debt                                                     14.1           23.4           61.2           51.4           68.4
Long-term debt as a percent of shareholders' equity                 0.3%           0.6%           2.2%           2.4%           3.4%
Shareholders' equity                                            4,491.5        3,770.8        2,738.9        2,167.0        2,026.0
Shareholders' equity per common share                              3.75           3.16           2.35           1.88           3.55

ADDITIONAL INFORMATION:
Additions to property, plant, and equipment                  $    342.1     $    234.9     $    204.7     $    207.9     $    190.5
Full-time employees at year-end                                  21,490         20,058         17,015         14,709         13,119
Full-time equivalent employees at year-end                       24,890         22,518         18,503         16,706         14,952
===================================================================================================================================

*CERTAIN COSTS AND INCOME SEPARATELY DISCLOSED ON THE STATEMENT OF CONSOLIDATED
 EARNINGS ARE INCLUDED IN SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE.

Note: Results include the impact of $13.8, $554.1, $205.3 and $55.5 pre-tax non-recurring charges taken during fiscal 2000, 1999, 1998 and 1997 (see Note 3).



PRICE RANGE OF MEDTRONIC STOCK

-------------------------------------------------------------------
Fiscal Qtr.         1st Qtr.    2nd Qtr.     3rd Qtr.     4th Qtr.
-------------------------------------------------------------------
2000 High            $39.41     $40.72       $46.25        $57.19
2000 Low              31.31      32.25        33.56         45.00
1999 High             34.91      33.07        39.85         44.07
1999 Low              24.44      25.19        31.75         33.10

Prices are closing quotations. On July 7, 2000 there were 42,500 holders of record of the Company's common stock. The regular quarterly cash dividend was
4.0 cents per share for 2000 and 3.25 cents per share for 1999.