Form 10-K, Exhibit 13
period 2001-04-27
MEDTRONIC INC
filed 2001-07-26
CIK 64670

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

SUMMARY
Medtronic is the world's leading medical technology company, providing lifelong solutions for people with chronic disease. Primary products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation, heart failure, coronary and peripheral vascular disease, heart valve replacement, extracorporeal cardiac support, minimally invasive cardiac surgery, malignant and non-malignant pain, movement disorders, spinal and neurosurgery, neurodegenerative disorders and ear, nose and throat (ENT) surgery.

In fiscal 2001 Medtronic continued to benefit from the major acquisitions it made during fiscal years 2000 and 1999. These acquisitions have effectively diversified and strengthened the growth profile of the Company. During 2001 the Company also launched major new products in every business unit and built a strong pipeline for future product introductions. In December 2000, the Company merged with PercuSurge, Inc. (PercuSurge), a leading developer of interventional embolic protection devices. PercuSurge currently markets a patented system outside the United States that helps remove embolic material that is often dislodged during the treatment of arteriosclerosis, and has recently received approval from the United States Food and Drug Administration (FDA) to market the system in the United States. The merger with PercuSurge was accounted for as a pooling of interests, and accordingly, all previously reported results have been restated to include PercuSurge results. Subsequent to year-end, Medtronic announced an agreement to acquire MiniMed Inc. (MiniMed), the world leader in the design, development, manufacture and marketing of advanced medical systems for the treatment of diabetes, and Medical Research Group, Inc. (MRG), a company that designs and develops technologies related to implantable pumps and sensors used in the treatment of diabetes. Medtronic expects to complete these two acquisitions, valued at approximately $3.7 billion, during the second quarter of fiscal 2002.

Fiscal 2001 revenue grew for the 16th consecutive year to $5,551.8 million, a 10.7% increase over the $5,016.3 million reported in fiscal 2000. Foreign exchange rate fluctuations had an unfavorable year-to-year impact on international revenues of $149.2 million in 2001, $33.5 million in 2000, and $11.7 million in 1999. After excluding the effect of foreign currency translation, revenues increased 13.7% and 19.3% in fiscal years 2001 and 2000, respectively. Revenue growth during 2001 was balanced and diversified across all of Medtronic's businesses, the result of strategic decisions made over the last several years to add new growth platforms to the Company through mergers and acquisitions, combined with solid internal growth driven by new product introductions.

Net earnings and diluted earnings per share were $1,046.0 million and $0.85, $1,084.2 million and $0.89, and $466.7 million and $0.39 in fiscal years 2001, 2000 and 1999, respectively. In these years, the Company recorded the following non-recurring charges:

     * Fiscal 2001: net pre-tax charges totaling $347.2 million for litigation and related asset write downs, contributions to the Medtronic Foundation, transaction costs related to the merger with PercuSurge and restructuring initiatives aimed at further streamlining operations.

     * Fiscal 2000: pre-tax charges of $38.7 million for transaction costs related to the merger with Xomed Surgical Products, Inc. (Xomed), a litigation settlement and restructuring initiatives. In connection with the substantial completion of the 1999 restructuring initiatives, the Company identified and reversed $24.9 million of previously recorded reserves no longer considered necessary, resulting in a net pre-tax charge for fiscal 2000 of $13.8 million.

     * Fiscal 1999: pre-tax charges totaling $554.1 million related to the acquisition and integration of Physio-Control International Corporation (Physio-Control), Sofamor Danek Group (Sofamor Danek), Arterial Vascular Engineering Inc. (AVE) and AVECOR Cardiovascular, Inc. (AVECOR).

Excluding the effects of these non-recurring charges, diluted earnings per share in fiscal years 2001, 2000 and 1999 would have been $1.05, $0.90 and $0.75, respectively, a growth of 16.7% in 2001 and 20.0% in 2000.

NET SALES
Sales in the United States increased 13.0% and 19.2% in fiscal years 2001 and 2000. Sales outside the United States increased 15.2% in fiscal 2001 and 19.5% in fiscal 2000 on a constant currency basis. Foreign exchange rate movements had an unfavorable year-to-year impact on international net sales. These exchange rate movements are caused primarily by fluctuations in the value of the U.S. dollar versus major European currencies and the Japanese yen. The impact of foreign currency fluctuations on net sales is not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and the Company's hedging activities (see also Market Risk and Note 4 to the consolidated financial statements for further details on foreign currency instruments and the Company's risk management strategies with respect thereto).

The Company's business units include Cardiac Rhythm Management; Neurological, Spinal and ENT; Vascular; and Cardiac Surgery. Net sales by business unit were as follows (in millions):

                                  APRIL 27,        April 30,        April 30,
Year ended:                         2001             2000             1999
--------------------------------------------------------------------------------
Cardiac Rhythm Management         $ 2,656.8        $ 2,504.7        $ 2,121.6
Neurological, Spinal and ENT        1,478.9          1,252.4            998.0
Vascular                              928.6            792.5            718.9
Cardiac Surgery                       487.5            466.7            394.0
--------------------------------------------------------------------------------
                                  $ 5,551.8        $ 5,016.3        $ 4,232.5
================================================================================

Cardiac Rhythm Management sales grew 9.3% in fiscal 2001 and 19.0% in fiscal 2000, after removing the impact of foreign exchange rate fluctuations. Cardiac Rhythm Management products consist primarily of pacemakers, implantable and external defibrillators, leads and ablation products. Sales of pacing products grew in the high single digits for the year, continuing to exceed market growth. The Medtronic Kappa and Sigma pacemakers continued to lead the global pacing industry, while the Medtronic Vitatron brand continued to be the fastest growing pacemaker brand worldwide. Sales growth of implantable defibrillators declined to the mid teens for the year, following a similar deceleration in the growth of the tachyarrhythmia market. The Company expects the long-term growth rate for this highly under-penetrated market to be in the mid teens. Major products launched in the past year include the Medtronic Jewel AF, the world's first implantable cardioverter defibrillator for treating multiple and rapid rhythm problems, the GEM III, and the GEM III AT for the treatment of atrial and ventricular fibrillation. In the yet untapped market for heart failure, the Medtronic Attain over-the-wire, steroid eluting left-heart lead and InSync III, the first triple chamber stimulator, entered clinical evaluations, and the Medtronic InSync and InSync implantable cardioverter defibrillator designed to provide cardiac resynchronization therapy were submitted to the FDA for pre-market approval.

Neurological, Spinal, and ENT sales increased 20.4% in fiscal 2001 and 26.0% in fiscal 2000, exclusive of the effects of foreign exchange rate fluctuations. Neurological, Spinal and ENT products consist primarily of implantable neurostimulation devices, drug administration systems, spinal products, neurosurgery products, functional diagnostics equipment and surgical products used by ENT physicians. Sales of spinal and neurosurgery products increased over 20% from the prior year, benefiting from the breadth of the product line, including engineered bone dowels, bone wedges and spinal cages. During the year, the Company announced the launch of the StealthStation TREON Treatment Guidance System to further improve accuracy and precision during brain and spinal surgery and the LT-CAGE Lumbar Tapered Fusion Device for use in spinal fusion surgery. Sales of core neurological product lines (consisting of neurostimulation devices, drug administration systems, and functional diagnostics equipment) grew in the high teens from the prior year benefiting from the 2001 launch of the Medtronic Synergy neurostimulation device for pain and the Medtronic IsoMed Constant-Flow Infusion System used in the treatment of chronic pain and colorectal cancer. The significant growth in fiscal 2000 was driven by the introduction of several major new products. The Company is awaiting FDA approval of its Activa Parkinson's Disease deep brain stimulation therapy and of its recombinant version of naturally occurring bone morphogenetic protein (rh-BMP2), known as InFUSE Bone Graft.

Net sales of Vascular products increased 20.7% and 10.8% in fiscal years 2001 and 2000, after excluding the effects of foreign exchange rate fluctuations. Vascular products consist of stents, balloon and guiding catheters and peripheral vascular products. Revenue growth was driven by strong acceptance of the full-featured S660 and S670 coronary stents, as well as the BeStent 2 coronary stent. In the last quarter of the year the

Company announced the commercial release of the S7 coronary stent system, in both over-the-wire and rapid exchange perfusion versions. In fiscal 2001 the Company merged with PercuSurge and subsequent to year-end, it received FDA approval for the Medtronic PercuSurge Guardwire Plus temporary occlusion and aspiration system for distal protection. Subsequent to year end, an arbitration panel determined that certain rapid exchange perfusion delivery systems marketed by the Company infringed a patent held by Boston Scientific Corporation (Boston Scientific), and allowed for an injunction on future U.S. sales of these delivery systems. The Company believes that these actions will not materially affect future worldwide revenues, as they only impact sales of these products in the United States where the Company markets stents on alternative delivery systems, which are not subject to the arbitration decision. In addition, the Company offers the only distal protection system approved for the U.S. market. Peripheral vascular revenues increased modestly from last year, as the Company temporarily suspended manufacturing of the Medtronic AneurRx stent graft for the treatment of abdominal aortic aneurysms during fiscal 2001 to implement manufacturing improvements. The Company has resumed full production of this product, the industry leader in the U.S. market.

Cardiac Surgery net sales increased 8.0% and 19.8% in 2001 and 2000, respectively, after excluding the effects of foreign exchange rate fluctuations. Cardiac Surgery products include heart valves, perfusion systems, minimally invasive cardiac surgery products and surgical accessories. The growth in fiscal 2001 is the result of the growth in tissue valve sales and in sales of minimally invasive cardiac surgery products, which facilitate precision suturing on a beating heart. Perfusion systems revenues remained level with last year, reflecting the continued industry shift toward beating-heart procedures. The March 1999 purchase of AVECOR, which was accounted for as a purchase, accounted for a portion of the growth during fiscal 2000. During fiscal 2001, the Company received FDA clearance to market its Mosaic tissue heart valve, which is expected to be fully released during fiscal 2002.

COSTS AND EXPENSES
The following is a summary of major costs and expenses as a percentage of net sales:


                                            APRIL 27,   April 30,    April 30,
Year Ended:                                   2001        2000         1999
--------------------------------------------------------------------------------
Cost of products sold                         25.4%       25.2%        26.1%
Research & development                        10.4         9.7         10.4
Selling, general & administrative             30.4        31.5         31.3
Non-recurring charges                          6.1         0.3         12.4
Other (income) expense                         1.2         1.4          0.8
Interest (income) expense                     (1.3)       (0.3)        (0.5)
================================================================================

Cost of Products Sold: Fiscal 2001 cost of products sold included an $8.4 million charge for excess inventory related to the July 2001 arbitration ruling, which allows Boston Scientific to enjoin the Company from selling certain rapid exchange perfusion delivery systems found to be in violation of a patent held by Boston Scientific. Without this charge, cost of products sold as a percentage of net sales in fiscal 2001 would have been 25.3%, consistent with fiscal 2000 levels. Fiscal 1999 cost of products sold included $29.0 million of charges related to inventory obsolescence in the vascular and cardiac surgery product lines following the merger with AVE, and the acquisitions of the coronary catheter lab of C.R. Bard, Inc. (Bard cath lab) and AVECOR. Without this charge, cost of products sold as a percentage of net sales in fiscal 1999 would have been 25.4%. Future gross margins will continue to be impacted by competitive pricing pressures, new product introductions, the mix of products both within and among product lines and geographies, and the effects of foreign currency fluctuations. Royalty expense and intellectual property amortization expense, previously included in cost of products sold, have been reclassified to Other Income/Expense for all periods presented.

Research and Development: During fiscal 2001, Medtronic continued to invest heavily in the future by spending aggressively on research and development (R&D) efforts. The Company is committed to develop technological enhancements and new indications for existing products, to develop less invasive and new technologies to address unmet patient needs and to help reduce patient care costs and length of hospital stay.

Selling, General & Administrative: The decrease in selling, general, and administrative expense (SG&A), as a percent of sales in fiscal 2001 from prior years' levels is attributable primarily to continued cost control measures, partially offset by increased field sales coverage expenses. Royalty income, foreign currency hedging gains and losses, minority investment gains and losses and goodwill amortization, previously included in SG&A have been reclassified to Other Income/Expense for all periods presented.

Non-Recurring Charges: As previously mentioned and as further discussed in Note 3 to the consolidated financial statements, the Company recorded pre-tax charges totaling $347.2 million, $13.8 million and $554.1 million during fiscal years 2001, 2000 and 1999, respectively.

In fiscal 2001 the Company recorded net charges for litigation, contributions to the Medtronic Foundation and transaction costs related to the merger with PercuSurge. During the fourth quarter of the year, the Company announced restructuring initiatives totaling $47.0 to $52.0 million aimed at further streamlining operations. These initiatives are focused on restructuring certain neurological sales organizations, reducing and consolidating certain manufacturing operations, and streamlining and reorganizing European sales organizations to further integrate prior acquisitions. These initiatives will result in the termination of approximately 650 employees, a net reduction of 450 positions, and in annualized savings of approximately $35.0 to $40.0 million. The Company recognized $14.5 million of the total estimated charges in the current fiscal year, and intends to complete all activities necessary to recognize the remaining charges in the first quarter of fiscal 2002.

Subsequent to year-end, the Company received two adverse patent infringement decisions. In June 2001, an appeals court affirmed an earlier judgment against the Company in a patent infringement lawsuit commenced by AcroMed Corporation. The amount of the judgment plus interest totaled $52.1 million and was reflected in fiscal 2001 results. In July 2001, an arbitration panel determined that certain Medtronic rapid exchange perfusion delivery systems infringed a patent held by Boston Scientific, and awarded damages of approximately $169.0 million, plus legal costs. The Company had asserted that it had acquired the right to use these patents as part of the Bard cath lab acquisition in 1998. In connection with this arbitration award, the Company wrote off $21.0 million of intangible assets specifically related to the rapid exchange perfusion technology, and $37.2 million of the goodwill recorded for the Bard cath lab acquisition. The goodwill impairment amount was determined on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangibles acquired from C.R. Bard, Inc. The arbitration panel also allowed for an injunction on future U.S. sales of these delivery systems, and accordingly, the Company wrote off $8.4 million of excess rapid exchange perfusion inventory. These charges have been reflected in fiscal 2001 results.

In fiscal 2000 the Company recorded charges for transaction costs in connection with the merger with Xomed, a litigation settlement, the termination of a distribution relationship and the conversion of certain direct sales operations in Latin America to distributor arrangements. These restructuring efforts were substantially completed during fiscal 2001.

During fiscal 1999, the Company recorded charges for transaction costs incurred in connection with the mergers with Physio-Control, Sofamor Danek, and AVE. These charges included $152.0 million for purchased in-process research and development costs. The Company also purchased AVECOR during the fourth quarter of fiscal 1999. In connection with these transactions, management identified areas where duplicate manufacturing, sales and administrative capacity existed and identified opportunities to leverage existing infrastructure and achieve better economies of scale. During the third and fourth quarter of fiscal 1999, management announced certain initiatives to restructure its new vascular, cardiac surgery and spinal surgery organizations and announced the closure of ten manufacturing facilities and the termination of 2,950 employees resulting in 2,450 net positions reduced. Of the employees identified for termination, 2,585 were in manufacturing positions. The Company estimated that these actions would result in annual cost savings in excess of $70.0 million. The Company has completed these initiatives and has achieved the cost savings originally estimated. As the Company had substantially completed these initiatives in the fourth quarter of fiscal 2000, it identified and reversed $24.9 million of reserves no longer considered necessary.

During fiscal 1999 AVE acquired World Medical Manufacturing Corporation (World Medical) and expensed $45.8 million of the purchase price for purchased in-process research and development that had not yet reached technological feasibility and had no alternative future use, including the Talent System and two smaller programs. The Talent System is an endovascular stent graft used to repair abdominal aortic aneurysms. At the time of the World Medical acquisition, AVE did not have an endovascular stent graft product offering and the Talent project was expected to enable AVE to enter this high-potential new market. At the acquisition date, the clinical trials and the receipt of regulatory approvals in the U.S. remained to be completed in order to commercialize the product. At the present time the Talent system is being sold in Europe and has completed U.S. clinical trials. The expected costs associated with completing these tasks were $4.6 million in fiscal 2001, $3.6 million in fiscal 2000, and $0.9 million in fiscal 1999. The total remaining expected costs to commercialization are $3.4 million. These costs are being funded by internally generated cash flows.

Also in fiscal 1999, AVE acquired Bard cath lab and expensed $95.3 million of the purchase price for purchased in-process research and development that had not yet reached technological feasibility and had no alternative use, including a rapid exchange perfusion catheter, a stent development program and eight other minor product categories. At the time of the Bard cath lab acquisition, AVE did not have a rapid exchange perfusion catheter product offering and the rapid exchange perfusion project was expected to enable AVE to better compete in this market. The stent program was expected to result in significant improvements to existing technology. In fiscal 1999, most of the Bard cath lab projects were in the design stage, with clinical trials and regulatory approval remaining to be completed in order to commercialize the products. In fiscal 2000, the Company introduced its S670 rapid exchange perfusion coronary stent system in the U.S, and in fiscal 2001 it launched the S660 with discrete technology rapid exchange perfusion coronary stent system for smaller vessels and the BeStent 2 rapid exchange perfusion coronary stent delivery system using technology from the acquisition of Bard cath lab. In April 2001, the S7 with discrete technology rapid exchange perfusion coronary stent system received FDA approval. Subsequent to year end, an arbitration panel determined that certain Medtronic rapid exchange perfusion delivery systems infringed a patent held by Boston Scientific, as further discussed in Note 15 to the consolidated financial statements. The expected costs associated with completing these tasks were $7.2 million in fiscal 2001, $4.6 million in fiscal 2000, and $0.8 million in fiscal 1999. The total remaining expected costs to commercialization are $1.0 million. These costs are being funded by internally generated cash flows.

In April 1999, the Company acquired certain advanced catheter delivery technology from Micro Motion and expensed $9.8 million for the purchase of in-process research and development. In addition, during fiscal 1999 Xomed wrote off approximately $1.1 million of the purchase price it paid for the acquisition of Etalissements Boutmy, S.A. for purchased in-process research and development.

The values assigned to purchased in-process research and development were determined by estimating the future after-tax net cash flows attributable to the projects and discounting these cash flows back to their present value. Discount rates included a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process research and development. The values assigned to the World Medical and Bard cath lab purchased in-process research and development were based on valuations prepared by independent third-party appraisers and were determined by identifying research projects in areas for which technological feasibility had not been established.

The Company expects that all the acquired in-process research and development will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability were not achieved, the Company would look to other alternatives to provide these solutions.

The 1999 charges also included a $29.0 million charge for obsolete inventories in the vascular and cardiac surgery product lines, following the acquisitions of Bard cath lab and AVECOR. In conjunction with the integration efforts, and in order to streamline production and improve operating efficiency, management identified several duplicate product lines, which were to be discontinued over a period of six months. Inventories associated with the product lines to be discontinued, including finished goods, work in process, and dedicated raw materials, were specifically identified by operating personnel. In the case of vascular product lines, an estimate was made as to the amount of inventory that would be required for sales through the stated date of discontinuation. In the case of cardiac surgery product lines, an estimate was made as to the amount of inventory that would be needed to service units in the field. In both cases, the estimates were based on recent results, including actual monthly product sales and historical warranty repairs. Inventories in excess of requirements were written off in full, as the excess products had no alternative use or salvage value.

Other Income/Expense: Other income/expense includes goodwill and intellectual property amortization expense, royalty income and expense, minority investment gains and losses and foreign currency hedging gains and losses. The increase in other expense, net in 2001 and 2000 compared to 1999 levels is primarily the result of goodwill amortization stemming from the acquisitions of Bard cath lab and AVECOR during fiscal 1999, partially offset by gains from foreign currency hedging activities.

Interest Income/Expense: Net interest income was $74.2 million, $15.7 million and $23.0 million in fiscal years 2001, 2000 and 1999, respectively. Interest income increased during fiscal 2001 as a result of higher cash balances attributable to larger inflows from operations and the discontinuation of the Company's systematic share repurchase program during the fourth quarter of fiscal 2000. Interest income was higher in fiscal 1999 than in 2000 as the result of higher average investment balances resulting from the September 1998 secondary stock offering. The proceeds of the secondary stock offering were used to pay off debt of pooled entities and to fund purchase business combinations.

Subsequent to year-end, the Company announced its intention to acquire MiniMed for cash consideration of approximately $3.3 billion and MRG for cash and stock consideration of approximately $420.0 million. The Company is evaluating alternatives to finance these acquisitions, some of which may have a significant impact on interest income/expense in fiscal 2002.

INCOME TAXES
The Company's effective income tax rate was 32.5%, 32.9% and 43.4% for fiscal years 2001, 2000 and 1999, respectively. Excluding non-recurring charges, the effective income tax rate would have been 32.4%, 32.7% and 34.3%, respectively. The reduction in the fiscal 2001 and 2000 effective income tax rate is due to tax planning initiatives including proportionally higher profits generated in low tax jurisdictions. The Company expects to further reduce its effective income tax rate in fiscal 2002 as it pursues additional tax savings opportunities.


LIQUIDITY AND CAPITAL RESOURCES

SUMMARY
The Company maintained its strong financial position in fiscal 2001. At April 27, 2001, working capital, the excess of current assets over current liabilities, totaled $2,397.5 million compared to $2,041.9 million at April 30, 2000. The current ratio at April 27, 2001 and April 30, 2000, was 2.8:1 and 3.1:1, respectively. The Company's net cash position, defined as the sum of cash, cash equivalents, and short-term investments less short-term borrowings and long-term debt was $1,073.0 million at April 27, 2001, compared to $245.4 million at April 30, 2000. In addition, at April 27, 2001 the Company had approximately $415.0 million of available-for-sale debt securities included in long-term investments.

During fiscal 2000, the Company entered into an agreement that expires in 2003, to sell, at its discretion, specific pools of its Japanese trade receivables. At April 27, 2001, and April 30, 2000, the Company had sold approximately $60.0 million and $64.0 million, respectively, of its trade receivables to a financial institution. The discount cost related to the sale was immaterial and was recorded as interest expense in the accompanying consolidated financial statements.

Subsequent to year-end the Company announced an agreement to acquire MiniMed and MRG for consideration of approximately $3.7 billion. The Company is evaluating alternatives to finance these transactions.

CASH FLOW
Cash provided by operating activities was $1,831.5 million in fiscal 2001, $1,026.4 million in fiscal 2000 and $455.8 million in fiscal 1999. The increase in operating cash flows in fiscal 2001 over fiscal 2000 is the result of growth in earnings before non-recurring charges and significant decreases in prepaid expenses, primarily income taxes, coupled with effective asset management initiatives. Fiscal 2000 operating cash flows increased over fiscal 1999 as a result of earnings growth, a high level of transaction costs related to the 1999 mergers as well as restructuring spending in fiscal 1999.

The Company invested $1,025.5 million, $377.0 million and $1,342.4 million of its cash in purchases of marketable securities, acquisitions, and additions to property, plant and equipment in fiscal years 2001, 2000 and 1999, respectively. The Company expects future growth in capital spending to support increased manufacturing capacity and operational requirements. This spending will be financed primarily by funds from operations.

Repurchases of common stock totaled $497.4 million in fiscal 2000, and $377.2 million in fiscal 1999. There were no repurchases of common stock in fiscal 2001 as the Company discontinued its systematic share repurchase program in the fourth quarter of fiscal 2000. Dividends paid to shareholders totaled $240.7 million, $189.5 million and $131.9 million in fiscal years 2001, 2000 and 1999, respectively. Consistent with the Company's financial objectives, the Company expects to continue paying dividends at a rate of approximately 20% of the previous year's net earnings. In June 2001, the Company adopted a new share repurchase program to purchase from time to time up to 25 million shares of its common stock for general corporate purposes.

DEBT AND CAPITAL
The Company's capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percent of total capital was 2.8% at April 27, 2001 and 6.8% at April 30, 2000. The Company has existing lines of credit totaling $850.0 million with various banks, of which approximately $707.0 million was available at April 27, 2001.

One of the Company's key financial objectives is achieving an annual return on equity (ROE) of at least 20%. ROE compares net earnings to average shareholders' equity and is a key measure of management's ability to utilize the shareholders' investment in the Company effectively. ROE was 20.9%, 26.1% and 14.3% in fiscal years 2001, 2000 and 1999, respectively. Excluding the effects of the $347.2 million, $13.8 million and $554.1 million pre-tax charges taken in fiscal years 2001, 2000, and 1999, ROE would have been 25.0%, 25.0% and 25.5%, respectively. In each of the preceding thirteen years, ROE exceeded 20%.

The Company had a systematic stock repurchase program that was discontinued during the fourth quarter of fiscal 2000. Shares repurchased and average price per share were as follows: 13.0 million shares at an average price of $38.39 per share during fiscal 2000 and 11.2 million shares at an average price of $33.80 per share during fiscal 1999. In addition to the repurchase of shares to offset dilution resulting from the issuance of stock under the employee stock purchase and award plans, the Company repurchased shares issued in conjunction with the AVECOR purchase in fiscal 1999.

OPERATIONS OUTSIDE OF THE UNITED STATES
Sales outside the United States during fiscal years 2001, 2000 and 1999 accounted for 33.3%, 34.6% and 35.0% of total sales, respectively. International sales have grown at a slower rate than overall Company sales as a result of foreign exchange rate fluctuations. Sales outside the United States are accompanied by certain financial risks, such as collection of receivables, which typically have longer payment terms. Outstanding receivables from customers located outside of the United States totaled $527.6 million at April 27, 2001 or 41.8% of total outstanding receivables, and $544.6 million or 43.9% of total receivables outstanding at April 30, 2000. Operations outside the United States could be negatively impacted by unfavorable changes in political, labor or economic conditions, unexpected changes in regulatory requirements or potential adverse foreign tax consequences, among other factors.

MARKET RISK
Due to the global nature of its operations, the Company is subject to the exposures that arise from foreign exchange rate fluctuations. The Company manages these exposures using operational and economic hedges as well as derivative financial instruments. Main currencies hedged are the Yen and the Euro.

The Company's objective in managing its exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes. The Company enters into various contracts, principally forward contracts that change in value as foreign exchange rates change, to protect the value of its existing foreign currency assets, liabilities, net investments, and probable commitments. The gains and losses on these contracts offset changes in the value of the related exposures. It is the Company's policy to enter into foreign currency transactions only to the extent true exposures exist; the Company does not enter into foreign currency transactions for speculative purposes. The Company's risk management activities for fiscal 2001 were successful in minimizing the net earnings and cash flow impact of currency fluctuations despite volatile market conditions.

The Company had forward exchange contracts outstanding in notional amounts of $382.3 million and $537.2 million at April 27, 2001 and April 30, 2000, respectively. The fair value of all foreign currency derivative contracts outstanding at April 27, 2001 was $18.3 million, which does not represent the Company's annual exposure. A sensitivity analysis of changes of the fair value of all derivative foreign exchange contracts outstanding at April 27, 2001 indicates that, if the U.S. dollar uniformly weakened by 10% against all currencies, the fair value of these contracts would decrease by $35.1 million. Conversely, if the U.S. dollar uniformly strengthened by 10% against all major currencies, the fair value of these contracts would increase by $31.4 million. Any gains and losses on the fair value of derivative contracts would be largely offset by losses and gains on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis.

The Company is also exposed to interest rate changes affecting principally its investments in interest rate sensitive instruments. A sensitivity analysis of the impact on the Company's interest rate sensitive financial instruments of a hypothetical 10% decrease in short-term interest rates compared to interest rates at April 27, 2001 indicates that the fair value of these instruments would increase by $4.2 million. Conversely, a 10% increase would decrease the value of these instruments by $4.1 million.


GOVERNMENT REGULATION AND OTHER MATTERS
Government and private sector initiatives to limit the growth of health care costs, including price regulation, competitive pricing, coverage and payment policies and managed-care arrangements, are continuing in many countries where the Company does business, including the United States. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical therapies. Government programs including Medicare and Medicaid, private health care insurance and managed care plans have attempted to control costs by limiting the amount of reimbursement such third party payors will pay to hospitals, other medical institutions and physicians for particular procedures or treatments. Such limitations may create an increasing level of price sensitivity among customers for the Company's products. Some third party payors must also approve coverage for new or breakthrough therapies before they will reimburse health care providers using the products. Even though a new product may have been cleared for commercial release by the FDA as described below, the Company may find limited demand for a new or breakthrough therapy until obtaining reimbursement approval from private and governmental third party payors. Although the Company believes it is well-positioned to respond to changes resulting from this worldwide trend toward cost containment, the uncertainty as to the outcome of any proposed legislation or changes in the marketplace precludes the Company from predicting the impact of these changes on future operating results.

In the United States, the FDA, among other governmental agencies, is responsible for regulating the introduction of new medical devices, including the review of design and manufacturing practices, labeling and recordkeeping for medical devices, and review of manufacturers' required reports of adverse experience and other information to identify potential problems with marketed medical devices. The FDA can ban certain medical devices, detain or seize adulterated or misbranded medical devices, order repair, replacement, or refund of such devices, and require notification of health professionals and others with regard to medical devices that present unreasonable risks of substantial harm to the public health. The FDA may also enjoin and restrain certain violations of the Food, Drug and Cosmetic Act and the Safe Medical Devices Act pertaining to medical devices, or initiate action for criminal prosecution of such violations. Moreover, the FDA administers certain controls over the export of such devices from the United States. Many of the devices that Medtronic develops and markets are in a category for which the FDA has implemented stringent clinical investigation and pre-market clearance requirements. Any delay or acceleration experienced by the Company in obtaining regulatory approvals to conduct clinical trials or in obtaining required market clearances (especially with respect to significant products in the regulatory process that have been discussed in the Company's announcements) may affect the Company's operations or the market's expectations for the timing of such events and, consequently, the market price for the Company's common stock.

The FDA Modernization Act of 1997 was adopted with the intent of bringing better definition to the FDA's product clearance process. While FDA review times have improved since passage of the 1997 Act, there can be no assurance that the FDA review process will not involve delays or that clearances will be granted on a timely basis.

Medical device laws are also in effect in many of the countries in which Medtronic does business outside the United States. These range from comprehensive device approval requirements for some or all of Medtronic's medical device products to requests for product data or certifications. The number and scope of these requirements are increasing.

In keeping with the increased emphasis on cost-effectiveness in health care delivery, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. As a result, transactions with customers are more significant, more complex and tend to involve more long-term contracts than in the past. This enhanced purchasing power may also lead to pressure on product pricing and increased use of preferred vendors.

The Company operates in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments in order to continue producing the products. At any given time, the Company is generally involved as both a plaintiff and a defendant in a number of patent infringement actions. With regard to patent applications, there can be no assurance that such applications will result in issued patents or that patents issued or licensed to the Company will not be challenged or circumvented by competitors. While the Company believes that the patent litigation incident to its business will generally not have a material adverse impact on the Company's financial position or liquidity, it may be material to the consolidated results of operations of any one period.

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






Arthur D. Collins, Jr.
President and Chief Executive Officer


Robert L. Ryan
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Medtronic, Inc.

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc., and its subsidiaries at April 27, 2001 and April 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended April 27, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
May 22, 2001, except for Note 3 and Note 15, which are as of July 18, 2001



STATEMENT OF CONSOLIDATED EARNINGS
(in millions, except per share data)                               Medtronic, Inc.
-------------------------------------------------------------------------------------------------
Year ended                                           APRIL 27,         April 30,        April 30,
                                                       2001              2000             1999
-------------------------------------------------------------------------------------------------
NET SALES                                            $ 5,551.8        $  5,016.3        $ 4,232.5
COSTS AND EXPENSES:
  Cost of products sold                                1,410.6           1,265.8          1,105.3
  Research and development expense                       577.6             488.2            441.6
  Selling, general, and administrative
    expense                                            1,685.2           1,578.8          1,325.2
  Non-recurring charges                                  338.8              13.8            525.1
  Other (income)/expense                                  64.4              70.6             33.2
  Interest (income)/expense                              (74.2)            (15.7)           (23.0)
-------------------------------------------------------------------------------------------------
       TOTAL COSTS AND EXPENSES                        4,002.4           3,401.5          3,407.4
EARNINGS BEFORE INCOME TAXES                           1,549.4           1,614.8            825.1
PROVISION FOR INCOME TAXES                               503.4             530.6            358.4
-------------------------------------------------------------------------------------------------
       NET EARNINGS                                  $ 1,046.0        $  1,084.2        $   466.7
=================================================================================================

EARNINGS PER SHARE
       BASIC                                         $    0.87        $     0.91        $    0.40
-------------------------------------------------------------------------------------------------
       DILUTED                                       $    0.85        $     0.89        $    0.39
=================================================================================================

Weighted average shares outstanding
       Basic                                           1,203.0           1,194.7          1,177.3
-------------------------------------------------------------------------------------------------
       Diluted                                         1,226.0           1,223.4          1,209.6
=================================================================================================


See accompanying notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEET
(in millions of dollars, except per share data)                              Medtronic, Inc.
-----------------------------------------------------------------------------------------------
                                                                         APRIL 27,    April 30,
                                                                           2001         2000
-----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                           $  1,030.3   $    467.8
    Short-term investments                                                   201.4        109.7
    Accounts receivable, less allowance
      for doubtful accounts of $34.9 and $30.2                             1,226.1      1,210.6
    Inventories                                                              729.5        691.7
    Deferred tax assets                                                      281.5        160.5
    Prepaid expenses and other current assets                                288.0        396.0
-----------------------------------------------------------------------------------------------
       TOTAL CURRENT ASSETS                                                3,756.8      3,036.3
PROPERTY, PLANT, AND EQUIPMENT, NET                                        1,176.5        948.0
GOODWILL AND OTHER INTANGIBLE ASSETS, NET                                  1,235.3      1,361.4
LONG-TERM INVESTMENTS                                                        683.2        210.1
OTHER ASSETS                                                                 187.1        138.3
-----------------------------------------------------------------------------------------------
        TOTAL ASSETS                                                    $  7,038.9   $  5,694.1
===============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Short-term borrowings                                               $    145.4   $    317.2
    Accounts payable                                                         205.9        201.1
    Accrued compensation                                                     248.2        236.6
    Accrued income taxes                                                     204.1          -
    Other accrued expenses                                                   555.7        239.5
-----------------------------------------------------------------------------------------------
        TOTAL CURRENT LIABILITIES                                          1,359.3        994.4
LONG-TERM DEBT                                                                13.3         14.9
DEFERRED TAX LIABILITIES                                                       -           15.2
LONG-TERM ACCRUED COMPENSATION                                                88.3         95.7
OTHER LONG-TERM LIABILITIES                                                   68.5         61.4
-----------------------------------------------------------------------------------------------
        TOTAL LIABILITIES                                                  1,529.4      1,181.6
COMMITMENTS AND CONTINGENCIES                                                  -            -

SHAREHOLDERS' EQUITY:
      Preferred stock--par value $1.00; 2,500,000 shares authorized,           -            -
         none outstanding
      Common stock--par value $0.10; 1.6 billion shares authorized,
        1,209,514,816 and 1,198,357,035 shares issued and outstanding        121.0        119.8
      Retained earnings                                                    5,576.3      4,564.1
      Accumulated other non-owner changes in equity                         (168.8)      (151.9)
-----------------------------------------------------------------------------------------------
                                                                           5,528.5      4,532.0
      Receivable from Employee Stock
        Ownership Plan                                                       (19.0)       (19.5)
-----------------------------------------------------------------------------------------------
          TOTAL SHAREHOLDERS' EQUITY                                       5,509.5      4,512.5

          TOTAL LIABILITIES AND
            SHAREHOLDERS' EQUITY                                        $  7,038.9   $  5,694.1
===============================================================================================


See accompanying notes to consolidated financial statements.


STATEMENT OF CONSOLIDATED SHAREHOLDER'S EQUITY
(in millions of dollars)                                                                                        Medtronic, Inc.
-------------------------------------------------------------------------------------------------------------------------------
                                                                                       Accumulated
                                                                                        Other Non-   Receivable     Total
                                                                Common     Retained   Owner Changes     from    Shareholders'
                                                                Stock      Earnings     in Equity       ESOP        Equity
                                                               ----------------------------------------------------------------
BALANCE APRIL 30, 1998                                         $  116.1     $2,712.9     $  (54.9)    $  (27.9)    $2,746.2

Net earnings                                                        -          466.7          -            -          466.7
OTHER NON-OWNER CHANGES IN EQUITY
      Change in unrealized gain (loss) on investments,
          net of $5.9 tax benefit                                   -            -          (10.9)         -          (10.9)
      Translation adjustment                                        -            -          (26.2)         -          (26.2)
      Minimum pension liability                                     -            -           (3.1)         -           (3.1)
                                                                                                                   --------
                  Total comprehensive income                        -            -            -            -          426.5
                                                                                                                   --------
Adjustment for poolings of interest                                 -           19.4          -            -           19.4
Dividends paid                                                      -         (131.9)         -            -         (131.9)
Issuance of common stock from secondary offering                    2.2        710.4          -            -          712.6
Issuance of common stock under employee benefits
    and incentive plans                                             0.2         56.0          -            -           56.2
Issuance of common stock for acquisition of subsidiaries            1.8        251.5          -            -          253.3
Issuance of common stock by pooled entities                         -           20.7          -            -           20.7
Repurchases of common stock                                        (1.2)      (376.0)         -            -         (377.2)
Income tax benefit from restricted stock and
    nonstatutory stock options                                      -           61.7          -            -           61.7
Repayments from ESOP                                                -            -            -            1.7          1.7
---------------------------------------------------------------------------------------------------------------------------
BALANCE APRIL 30, 1999                                         $  119.1     $3,791.4     $  (95.1)    $  (26.2)    $3,789.2


Net earnings                                                        -        1,084.2          -            -        1,084.2
OTHER NON-OWNER CHANGES IN EQUITY
      Change in unrealized gain (loss) on
          investments, net of $8.3 tax benefit                      -            -          (15.6)         -          (15.6)
      Translation adjustment                                        -            -          (38.7)         -          (38.7)
      Minimum pension liability                                     -            -           (2.5)         -           (2.5)
                                                                                                                   --------
                   Total comprehensive income                       -            -            -            -        1,027.4
                                                                                                                   --------
Adjustment for poolings of interests                                -            0.6          -            -            0.6
Dividends paid                                                      -         (189.5)         -            -         (189.5)
Issuance of common stock under employee benefits
    and incentive plans                                             2.0        192.0          -            -          194.0
Issuance of common stock by pooled entities                         -           16.9          -            -           16.9
Repurchases of common stock                                        (1.3)      (496.1)         -            -         (497.4)
Income tax benefit from restricted stock and
    nonstatutory stock options                                      -          164.6          -            -          164.6
Repayments from ESOP                                                -            -            -            6.7          6.7
---------------------------------------------------------------------------------------------------------------------------
BALANCE APRIL 30, 2000                                         $  119.8     $4,564.1     $ (151.9)    $  (19.5)    $4,512.5


Net earnings                                                        -        1,046.0          -            -        1,046.0
OTHER NON-OWNER CHANGES IN EQUITY
      Change in unrealized gain (loss)
          on investments, net of $10.6 tax expense                  -            -           19.4          -           19.4
      Translation adjustment                                        -            -          (39.2)         -          (39.2)
      Minimum pension liability                                     -            -            2.9          -            2.9
                                                                                                                   --------
                   Total comprehensive income                       -            -            -            -        1,029.1
                                                                                                                   --------
Adjustment for poolings of interests                                -           (1.4)         -            -           (1.4)
Dividends paid                                                      -         (240.7)         -            -         (240.7)
Issuance of common stock under employee benefits
    and incentive plans                                             1.2        147.5          -            -          148.7
Income tax benefit from restricted stock and
    nonstatutory stock options                                      -           60.8          -            -           60.8
Repayments from ESOP                                                -            -            -            0.5          0.5
---------------------------------------------------------------------------------------------------------------------------
BALANCE APRIL 27, 2001                                         $  121.0     $5,576.3     $ (168.8)    $  (19.0)    $5,509.5
---------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.



STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions of dollars)                                                                 Medtronic, Inc.
--------------------------------------------------------------------------------------------------------
Year ended                                                          APRIL 27,     April 30,    April 30,
                                                                       2001         2000         1999
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    Net earnings                                                     $1,046.0     $1,084.2     $  466.7
    Adjustments to reconcile net earnings
      to net cash provided by operating activities:
            Depreciation and amortization                               297.3        243.9        219.1
            Non-recurring charges, net                                  317.1          8.5        179.6
            Deferred income taxes                                      (152.2)        71.1        (35.5)
            Changes in operating assets and
               liabilities:
              Accounts receivable                                       (44.1)      (193.2)      (184.4)
              Inventories                                               (44.5)      (120.0)       (91.3)
              Prepaid expenses and other assets                          45.6       (118.6)      (128.0)
              Accounts payable and accrued liabilities                   31.8        249.0         82.3
              Income tax receivable/payable                             333.4       (178.8)       (56.0)
              Other long-term liabilities                                 1.1        (19.7)         3.3
-------------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY OPERATING ACTIVITIES             1,831.5      1,026.4        455.8
INVESTING ACTIVITIES
    Additions to property, plant,
      and equipment                                                    (439.7)      (342.5)      (236.2)
    Acquisitions, net of cash acquired                                    -            -       (1,017.4)
    Sales and maturities of
      marketable securities                                             923.0        268.9        659.0
    Purchases of marketable securities                               (1,390.0)      (258.4)      (701.6)
    Other investing activities                                         (118.8)       (45.0)       (46.2)
-------------------------------------------------------------------------------------------------------
                NET CASH USED IN INVESTING ACTIVITIES                (1,025.5)      (377.0)    (1,342.4)
FINANCING ACTIVITIES
    Increase (decrease) in short-term borrowings                       (152.2)        59.1        113.6
    Payments on long-term debt                                          (10.2)        (9.7)      (615.2)
    Issuance of long-term debt                                            8.7           .6        572.7
    Dividends to shareholders                                          (240.7)      (189.5)      (131.9)
    Repurchases of common stock                                           -         (497.4)      (377.2)
    Issuance of common stock                                            148.7        210.9      1,042.8
-------------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY (USED IN)
                  FINANCING ACTIVITIES                                 (245.7)      (426.0)       604.8
    Effect of exchange rate changes
      on cash and cash equivalents                                        2.2         (3.0)        (1.9)
    NET CHANGE IN CASH AND CASH
      EQUIVALENTS                                                       562.5        220.4       (283.7)
    Cash and cash equivalents
      at beginning of year                                              467.8        247.4        531.1
-------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                                     $1,030.3     $  467.8     $  247.4
=======================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION
    Cash paid during the year for:
        Income taxes                                                 $  338.1     $  401.8     $  376.2
        Interest                                                         17.0         14.0         29.2
-------------------------------------------------------------------------------------------------------






                                       20

Supplemental Non-cash Investing
  and Financing Activities
    Issuance of common stock for
      acquisition of subsidiary, net
       of cash acquired                                          $        -    $       -       $  164.3
-------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Medtronic, Inc.
(dollar amounts in millions, except per share data)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NATURE OF OPERATIONS
Medtronic is the world's leading medical technology company, providing lifelong solutions for people with chronic disease. The Company provides innovative products and therapies for the health care needs of medical professionals and their patients. Operations are focused primarily on providing therapeutic, diagnostic, and monitoring systems for the cardiac rhythm management, cardiovascular, neurological, spinal and ear, nose and throat (ENT) markets. The Company is headquartered in Minneapolis, Minnesota, and markets its products through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets. The main markets for products are the United States, Western Europe, and Japan.

PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR END
The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

During fiscal 2001 the Company changed its fiscal year end from April 30th to the last Friday in April. This change to a 52/53-week fiscal year did not have a material effect on the Company's consolidated financial statements.

RECLASSIFICATIONS
Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

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

INVESTMENTS
Investments in debt and equity securities that have readily determinable fair values are classified and accounted for as available-for-sale or held-to-maturity. Held-to-maturity investments consist principally of U.S. government and corporate debt securities that the

Company has the positive intent and ability to hold until maturity. These securities are recorded at amortized cost in short and long-term investments. Available-for-sale securities consist of equity securities and debt instruments that are recorded at fair value in short and long-term investments, with the change in fair value recorded, net of taxes, as a component of accumulated other non-owner changes in equity. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

INVENTORIES
Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances were as follows:

                                                          APRIL 27,      April 30,
                                                             2001          2000
--------------------------------------------------------------------------------
Finished goods                                              $400.7        $374.6
Work in process                                              131.5         129.9
Raw materials                                                197.3         187.2
--------------------------------------------------------------------------------
Total                                                       $729.5        $691.7
--------------------------------------------------------------------------------

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

                                           APRIL 27,        April 30,
                                             2001              2000          Lives
------------------------------------------------------------------------------------------
Land and land improvements                $     57.7        $    57.7       20 years
Buildings and leasehold improvements           510.1            393.4       up to 40 years
Equipment                                    1,215.4          1,047.8       3-7 years
Construction in progress                       274.1            181.8         -
------------------------------------------------------------------------------------------
                                             2,057.3          1,680.7
Less: Accumulated depreciation                (880.8)          (732.7)
==========================================================================================
Property, Plant and Equipment, net        $  1,176.5        $   948.0
==========================================================================================

INTANGIBLE ASSETS
Goodwill represents the excess of the cost over the fair value of net assets of acquired businesses while other intangible assets consist primarily of purchased technology and patents. Intangible assets are being amortized using the straight-line method over their estimated useful lives, ranging from 3 to 35 years. The Company periodically reviews its goodwill and other intangible assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable, based on an undiscounted cash flow analysis. Balances of intangible assets were as follows:

                                                           APRIL 27,   April 30,
                                                             2001        2000
--------------------------------------------------------------------------------
Goodwill                                                   $1,258.9    $1,274.3
Less: Accumulated amortization                               (263.0)     (205.3)
-------------------------------------------------------------------------------
                                                              995.9     1,069.0
-------------------------------------------------------------------------------
Other intangible assets                                       380.9       404.7
Less: Accumulated amortization                               (141.5)     (112.3)
-------------------------------------------------------------------------------
                                                              239.4       292.4
-------------------------------------------------------------------------------
Goodwill and other intangible assets, net                  $1,235.3    $1,361.4
-------------------------------------------------------------------------------

REVENUE RECOGNITION
A significant portion of the Company's revenue is generated from consigned inventory maintained at hospitals or with field representatives. For these products, revenue is recognized at the time the Company is notified that the product has been used or implanted. For all other transactions, the Company recognizes revenue when title to the goods transfers to customers and there are no remaining obligations that will affect the customer's final acceptance of the sale. The Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

Medtronic sells its products primarily through a direct sales force. In cases where the Company utilizes distributors, it recognizes revenue upon shipment provided that all revenue recognition criteria have been met.

The Company has entered into certain agreements with buying organizations to sell Medtronic's products to participating hospitals at pre-negotiated prices. Revenue generated under these agreements is recognized following the same revenue recognition criteria discussed above.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed when incurred.

OTHER INCOME/EXPENSE
Other income/expense includes primarily goodwill and intellectual property amortization expense, royalty income and expense, minority investment gains and losses and foreign currency hedging gains and losses.

STOCK-BASED COMPENSATION
The Company accounts for stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations.

FOREIGN CURRENCY TRANSLATION
Assets and liabilities are translated to U.S. dollars at year-end exchange rates, while elements of the income statement are translated at average exchange rates in effect during the year. Foreign currency transaction gains and losses are included in the statement of consolidated earnings as other income/expense. Gains and losses arising from the translation of net assets located outside the United States are recorded as a component of accumulated other non-owner changes in equity.

FOREIGN EXCHANGE CONTRACTS
The Company manages its exposure to fluctuations in foreign currency exchange rates by entering into various contracts that change in value as foreign exchange rates change. The Company designates and assigns certain financial instruments as hedges for specific assets, liabilities, net investments or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instruments. The Company classifies its derivative financial instruments as held or issued for purposes other than trading. Unrealized gains on forward contracts are recorded in the balance sheet as other assets while unrealized losses on forward contracts are included in accrued liabilities.

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

NEW ACCOUNTING STANDARDS
In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulleting (SAB) 101, "Revenue Recognition in Financial Statements," which was later amended by SAB 101A and SAB 101B. The Company adopted SAB 101, as amended, in the fourth quarter of fiscal 2001. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
133). SFAS 133, as amended, requires companies to recognize all derivatives as assets and liabilities on the balance sheet and to measure the instruments at fair value through income unless the derivative qualifies as a hedge. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company adopted SFAS 133 during the first quarter of fiscal 2002 and recorded, upon adoption, a cumulative pre-tax unrealized gain of approximately $55.0 in accumulated other non-owner changes in equity.

In July 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets," (collectively, "the Statements.") The Statements eliminate the pooling-of-interests method of accounting for business combinations and the systematic amortization of goodwill. The Company intends to adopt the Statements during the first quarter of fiscal 2002 and estimates that the adoption of the Statements will reduce fiscal 2002 amortization expense, on a pre-tax basis, by approximately $45.0 to $55.0.

NOTE 2--ACQUISITIONS
POOLING-OF-INTERESTS METHOD
On December 21, 2000, the Company issued approximately 3.7 million shares of its common stock in exchange for all of the outstanding capital stock of PercuSurge, Inc. (PercuSurge) in a transaction valued at approximately $231.0. PercuSurge is a leading developer of interventional embolic protection devices and currently markets a patented system that helps remove embolic material that is often dislodged during the treatment of arteriosclerosis.

On November 5, 1999, the Company issued approximately 21.4 million shares of its common stock in exchange for all of the outstanding capital stock of Xomed Surgical Products, Inc. (Xomed) in a transaction valued at approximately $850.0, including $25.0 of assumed debt. Xomed is a leading developer, manufacturer and marketer of surgical products for use by ear, nose and throat physicians. Xomed offers a broad line of products that include powered tissue-removal systems, nerve monitoring systems, disposable fluid-control products, image guided surgery systems and bioabsorbable products.

On January 28, 1999, the Company issued approximately 101.2 million shares of its common stock for all of the outstanding capital stock of Arterial Vascular Engineering, Inc. (AVE) in a transaction valued at approximately $4,200.0 including $550.0 of assumed debt. AVE designs and manufactures minimally invasive solutions for the treatment of coronary artery and peripheral vascular disease. AVE's product offerings include coronary stents, balloon catheters, guidewires and guiding catheters.

On January 27, 1999, the Company issued approximately 90.0 million shares of its common stock for all of the outstanding capital stock of Sofamor Danek Group, Inc. (Sofamor Danek) in a transaction valued at approximately $3,300.0. Sofamor Danek is primarily involved in developing, manufacturing, and marketing devices, instruments, computer-assisted visualization products and biomaterials used in the treatment of spinal and cranial disorders.

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

These acquisitions have been accounted for as poolings-of-interests, and, accordingly, the Company's historical results have been restated to include the results of these acquisitions. The Company's consolidated financial results for fiscal 2000 and fiscal 1999 have been restated as follows:


YEAR ENDED APRIL 30, 2000                                 NET SALES   NET EARNINGS
--------------------------------------------------------------------------------
Medtronic (as previously reported)                          $5,014.6    $1,098.5
PercuSurge                                                       1.7       (14.3)
--------------------------------------------------------------------------------
Combined                                                    $5,016.3    $1,084.2
--------------------------------------------------------------------------------

YEAR ENDED APRIL 30, 1999                                  NET SALES  NET EARNINGS
--------------------------------------------------------------------------------
Medtronic (as previously reported)                          $4,134.1      $468.4
Xomed                                                           98.3         7.9
PercuSurge                                                        .1        (9.6)
--------------------------------------------------------------------------------
Combined                                                    $4,232.5      $466.7
--------------------------------------------------------------------------------

The combined results for the fiscal year ended April 30, 2000 represent the previously reported results of Medtronic for that fiscal year combined with the historical results of PercuSurge for the twelve months ended March 31, 2000. Effective May 1, 2000, PercuSurge's year-end has been changed from December 31 to the last Friday in April to conform to the Company's fiscal year-end. Accordingly, PercuSurge's results for the one-month period ended April 30, 2000 has been excluded from the Company's combined results and have been reported as an adjustment to May 1, 2000 retained earnings. PercuSurge's net sales and net loss for the one-month period ended April 30, 2000 were $0.1 and $1.4, respectively.

The combined results for the fiscal year ended April 30, 1999 represent the previously reported results of Medtronic for that fiscal year combined with the historical results of Xomed and PercuSurge for the twelve months ended March 31, 1999. Effective May 1, 1999, Xomed's fiscal year-end was changed from December 31 to April 30 to conform to the Company's fiscal year-end. Accordingly, Xomed's results for the one-month period ended April 30, 1999 have been excluded from the Company's combined results and have been reported as an adjustment to May 1, 1999 retained earnings. Xomed's net sales and net earnings for the one-month period ended April 30, 1999 were $8.3 and $0.6, respectively.

PURCHASE METHOD
On April 30, 1999, the Company acquired all of the outstanding capital stock of Micro Motion Sciences (Micro Motion) for $9.8. Micro Motion develops advanced lead and catheter placement technology.

On March 8, 1999, the Company acquired all of the outstanding capital stock of AVECOR Cardiovascular Inc. (AVECOR) for approximately $96.1 in Medtronic common stock and other consideration. AVECOR develops, manufactures and markets specialty medical devices for heart/lung bypass surgery and long-term respiratory support. In March 1999, subsequent to the closing of this transaction, the Company repurchased in the open market the equivalent number of shares issued in the AVECOR acquisition.

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

On October 16, 1998, the Company acquired all of the assets and certain liabilities of Midas Rex, L.P. (Midas Rex), for approximately $230.0 in cash. Midas Rex is the market leader in high-speed neurological powered instruments, including pneumatic instrumentation for surgical dissection of bones, biometals, bioceramics and bioplastics. Other instruments manufactured by Midas Rex assist in orthopedic, otolaryngological, maxillofacial and craniofacial procedures, as well as plastic surgery.

The acquisitions of Micro Motion, AVECOR, Midas Rex, World Medical and Bard cath lab were accounted for as purchases. Accordingly, the results of operations of the acquired entities have been included in the Company's consolidated financial statements since the respective dates of acquisition. Acquired goodwill, patents, trademarks, and other intangible assets associated with these acquisitions are being amortized using the straight-line method over periods ranging from 3 to 15 years for intangibles and up to 25 years for goodwill.

The purchase price allocation was as follows:

         Net assets acquired        $    53.0
         Goodwill                       685.2
         In-process R&D                 150.9
         Other intangibles              128.3
                                        -----
                                    $ 1,017.4
                                    =========

Pro forma information has not been included, as these acquisitions did not have a material impact on the Company's results of operations.

NOTE 3--NON-RECURRING CHARGES
FISCAL 2001 INITIATIVES
In fiscal year 2001, the Company recorded transaction and integration charges in connection with its merger with PercuSurge and charges related to litigation. Also, during 2001, the Company announced that it would contribute $20.4 of proceeds from litigation settlements to the Medtronic Foundation.

During the fourth quarter of the year, the Company announced restructuring activities totaling $47.0 to $52.0, primarily aimed at streamlining operations. The Company recognized $14.5 of these charges in fiscal 2001 and intends to complete all activities necessary to recognize the remaining charges in the first quarter of fiscal 2002. These activities will be focused on restructuring the sales organization of certain neurological product lines, reducing and consolidating certain manufacturing operations, and streamlining and reorganizing European sales organizations to further integrate prior acquisitions. In connection with these activities the Company will terminate approximately 650 employees, and will eliminate 450 positions. Of the employees identified for termination, approximately 280 are in manufacturing positions.

Subsequent to year end, and as further described in Note 15, two adverse patent infringement decisions were rendered against the Company. In June 2001, an appeals court affirmed an earlier judgment against the Company in a lawsuit commenced by AcroMed Corporation. The amount of the judgment plus interest totaled $52.1 and has been reflected in fiscal 2001 results. In July 2001, an arbitration panel found that certain Medtronic rapid exchange perfusion delivery systems infringed a patent held by Boston Scientific Corporation (Boston Scientific), and awarded damages of approximately $169.0, plus legal costs. In connection with this finding, the Company wrote off $21.0 of intangible assets specifically related to the rapid exchange perfusion technology, and $37.2 of the goodwill recorded for the Bard cath lab acquisition. The goodwill impairment amount was determined on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangibles acquired from C.R. Bard, Inc. The arbitration panel also allowed for an injunction on future U.S. sales of these delivery systems, and accordingly, the Company wrote off $8.4 of excess rapid exchange perfusion inventory. These charges have been reflected in fiscal 2001 results.

Fiscal 2001 initiatives are summarized as follows:


                                                     FISCAL 2001 UTILIZED  BALANCE AT
                                                      CHARGES    IN 2001   APRIL 27,
                                                                            2001
                                                     ----------------------------
Facility reductions                                  $  1.3     $   -      $  1.3

Severance and related costs                            10.8        (1.5)      9.3

Contractual obligations                                10.9         -        10.9
                                                     ----------------------------
TOTAL RESTRUCTURING-RELATED ACCRUALS                   23.0        (1.5)     21.5

Transaction related costs                               4.2        (4.2)      -

Asset write downs                                      68.3       (68.3)      -

Litigation                                            251.7       (24.5)    227.2
                                                     ----------------------------
TOTAL                                                $347.2    $  (98.5)   $248.7
                                                     ----------------------------


FISCAL 2000 INITIATIVES
In fiscal 2000, the Company recorded transaction charges in connection with its merger with Xomed, a litigation settlement, the termination of a distribution relationship and the closure of certain direct sales operations in Latin America. In connection with these activities, the Company announced the termination of 78 employees, mostly in administrative positions. All identified actions were substantially completed as of the end of fiscal 2001.


Fiscal 2000 initiatives are summarized as follows:

                                         FISCAL  UTILIZED BALANCE AT  UTILIZED BALANCE AT
                                          2000
                                        CHARGES   IN 2000  APRIL 30,  IN 2001  APRIL 27,
                                                             2000                2001
                                        ---------------------------------------------
Facility reductions                     $ 0.9    $  -       $ 0.9     $(0.2)    $ 0.7

Severance and related costs               1.4       -         1.4      (1.1)      0.3
                                        ---------------------------------------------
TOTAL RESTRUCTURING-RELATED ACCRUALS      2.3       -         2.3      (1.3)      1.0

Transaction related costs                14.7     (14.7)      -         -         -

Asset write downs                         6.2      (6.2)      -         -         -

Litigation                               15.5     (15.5)      -         -         -
                                        ---------------------------------------------
                                        $38.7    $(36.4)    $ 2.3     $(1.3)    $ 1.0
TOTAL                                   ---------------------------------------------


FISCAL 1999 INITIATIVES
During fiscal 1999, the Company recorded transaction-related charges in connection with the mergers with Physio-Control, Sofamor Danek, and AVE. The Company also purchased AVECOR during the fourth quarter of fiscal 1999. In connection with these transactions, management identified areas where duplicate manufacturing, sales and administrative capacity existed and identified opportunities to leverage existing infrastructure and achieve better economies of scale. During the third and fourth quarter of the fiscal year, management announced certain initiatives to restructure its new vascular, cardiac surgery and spinal surgery organizations and announced the closure of ten manufacturing facilities, the termination of 2,950 employees and a net reduction of 2,450 positions. Of the employees identified for termination, 2,585 were in manufacturing positions. As the Company substantially completed these initiatives, it identified and reversed $24.9 of reserves no longer considered necessary during the fourth quarter of fiscal 2000.

Fiscal 1999 initiatives are summarized as follows:

                               FISCAL    UTILIZED BALANCE AT   CHANGE    UTILIZED BALANCE AT  UTILIZED BALANCE AT
                                1999                              IN
                               CHARGES    IN 1999  APRIL 30,   ESTIMATE  IN 2000   APRIL 30,  IN 2001  APRIL 27,
                                                     1999                            2000                2001
                               -------------------------------------------------------------------------------
Facility reductions            $ 10.9     $ (1.8)    $  9.1     $  3.8    $ (9.1)   $  3.8    $ (3.8)    $ -

Severance and related costs      68.6       (8.1)      60.5      (21.2)    (28.6)     10.7     (10.7)      -

Contractual obligations          51.2      (10.5)      40.7       (0.2)    (33.8)      6.7      (6.7)      -
                               -------------------------------------------------------------------------------
TOTAL RESTRUCTURING-RELATED
        ACCRUALS                130.7      (20.4)     110.3      (17.6)    (71.5)     21.2     (21.2)      -

Transaction related costs       149.3     (136.5)      12.8        -       (12.8)      -         -         -

Asset write downs                92.1      (92.1)       -         (7.3)      7.3       -         -         -

Purchased in-process R&D        152.0     (152.0)       -          -         -         -         -         -
                               -------------------------------------------------------------------------------
TOTAL                          $524.1    $(401.0)    $123.1     $(24.9)   $(77.0)   $ 21.2    $(21.2)   $  -
                               -------------------------------------------------------------------------------

During fiscal 1999 AVE acquired World Medical for consideration of $70.8 and expensed $45.8 of the purchase price for purchased in-process research and development that had not yet reached technological feasibility and had no alternative future use, including the Talent System and two smaller programs. The Talent System is currently sold in Europe and has completed U.S. clinical trials.

Also during fiscal 1999, AVE acquired Bard cath lab for $610.7 and expensed $95.3 of the purchase price for purchased in-process research and development that had not yet reached technological feasibility and had no alternative use, including a rapid exchange perfusion catheter, a stent development program and eight other minor product categories. In fiscal 2000, the Company introduced its S670 rapid exchange perfusion coronary stent system in the U.S and in fiscal 2001, it launched the S660 with discrete technology coronary stent system for smaller vessels and the BeStent 2 coronary stent delivery system using technology from the acquisition of Bard cath lab. In April 2001, the S7 with discrete technology rapid exchange perfusion coronary stent system received approval from the Food and Drug Administration (FDA). Subsequent to year end, an arbitration panel determined that certain Medtronic rapid exchange perfusion delivery systems infringed a patent held by Boston Scientific, as further discussed in Note 15 to the consolidated financial statements.

In April 1999, the Company acquired certain advanced catheter delivery technology from Micro Motion Sciences and expensed $9.8 for the purchase of in-process research and development. In addition, during fiscal 1999 Xomed wrote off approximately $1.1 of the $13.0 purchase price it paid for the acquisition of Etalissements Boutmy, S.A. for purchased in-process research and development.

The values assigned to purchased in-process research and development were determined by estimating the future after-tax net cash flows attributable to the projects and discounting these cash flows back to their present value. Discount rates included a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process research and development. The values assigned to the World Medical and Bard cath lab purchased in-process research and development were based on valuations prepared by independent third party appraisers and were determined by identifying research projects in areas for which technological feasibility had not been established. The Company expects that all the acquired in-process research and development will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. If commercial viability were not achieved, the Company would look to other alternatives to provide these solutions.

Facility reduction and asset write down charges were estimated as the difference between the carrying value of the asset and its fair value less cost to sell and including estimated subleasing proceeds. Facility reduction costs related to the ten facilities identified for closure were higher than originally estimated due to an inability to sub-lease two facilities as originally planned. Asset write down charges included $29.0 of charges to cost of sales for discontinued product lines in the vascular and cardiac surgery business. Estimated asset write downs were favorably impacted by higher than planned sales proceeds.

During the fourth quarter of fiscal 2000 as the restructuring initiatives had been substantially completed, the Company identified and reversed $21.2 of severance related charges no longer deemed necessary, including a one-time pension curtailment gain of $4.4 (see Note 10). Original estimates were favorably impacted by foreign exchange rate fluctuations and voluntary departures.

Fiscal 1999 charges also included $41.4 for non-cancelable contractual commitments and other non-recurring expenses, $8.0 related to payments made by Sofamor Danek under two strategic development and licensing agreements and $1.8 related to certain restructuring initiatives of Xomed.

PRE 1999 INITIATIVES
During fiscal 1997, Sofamor Danek recorded a product liability litigation charge of $50.0 to recognize the anticipated costs associated with the defense and conclusion of certain product liability cases in which Sofamor Danek is named a defendant (see Note 12). During fiscal 1999, the Company recorded an additional $25.0 reserve necessary to conclude outstanding litigation. The Company utilized $1.2 of these charges in fiscal 1997, $11.6 in fiscal 1998, $21.7 in fiscal 1999, $12.4 in fiscal 2000 and $0.9 in fiscal 2001.

SUMMARY OF INITIATIVES
A summary of all initiatives is as follows:

                                       BALANCE      FISCAL    UTILIZED    BALANCE    FISCAL     CHANGES     UTILIZED
                                          AT         1999                    AT       2000        IN
                                       APRIL 30,   CHARGES    IN 1999     APRIL 30,  CHARGES   ESTIMATES     IN 2000
                                         1998                              1999
                                       -----------------------------------------------------------------------------
Facility reductions                    $    4.0   $   10.9   $   (5.2)   $    9.7   $    0.9   $    3.8    $   (9.7)
Severance and related costs                44.8       73.6      (44.8)       73.6        1.4      (21.2)      (41.7)
Contractual obligations                    40.0       51.2      (50.5)       40.7        -         (0.2)      (33.8)
                                       ----------------------------------------------------------------------------
TOTAL RESTRUCTURING-RELATED ACCRUALS       88.8      135.7     (100.5)      124.0        2.3      (17.6)      (85.2)

Transaction related costs                   -        149.3     (136.5)       12.8       14.7        -         (27.5)
Asset write downs                           -         92.1      (92.1)        -          6.2       (7.3)        1.1
Purchased in-process R&D                    -        152.0     (152.0)        -          -          -           -
Litigation                                 37.2       25.0      (21.7)       40.5       15.5        -         (27.9)
                                       ----------------------------------------------------------------------------
TOTAL                                  $  126.0   $  554.1   $ (502.8)   $  177.3   $   38.7   $  (24.9)   $ (139.5)
                                       ----------------------------------------------------------------------------

[wide table continued from above]


                                       BALANCE     FISCAL    UTILIZED     BALANCE
                                           AT       2001                     AT
                                        APRIL 30,  CHARGES    IN 2001     APRIL 27,
                                         2000                              2001
                                       -------------------------------------------
Facility reductions                    $    4.7   $    1.3   $   (4.0)   $    2.0
Severance and related costs                12.1       10.8      (13.3)        9.6
Contractual obligations                     6.7       10.9       (6.7)       10.9
                                       ------------------------------------------
TOTAL RESTRUCTURING-RELATED ACCRUALS       23.5       23.0      (24.0)       22.5

Transaction related costs                   -          4.2       (4.2)        -
Asset write downs                           -         68.3      (68.3)        -
Purchased in-process R&D                    -          -          -           -
Litigation                                 28.1      251.7      (25.4)      254.4
                                       ------------------------------------------
TOTAL                                  $   51.6   $  347.2   $ (121.9)   $  276.9
                                       ------------------------------------------

Reserve balances at April 27, 2001 include amounts necessary to complete the initiatives announced during the fourth quarter of fiscal 2001, the Boston Scientific and AcroMed litigation decisions, as well as amounts necessary to conclude cases related to the Company's spinal system for pedicle fixation, as described in Note 12.


NOTE 4--FINANCIAL INSTRUMENTS
The carrying amounts of cash and cash equivalents and short-term debt approximate fair value due to their short maturities. In addition, the carrying amount of short-term investments, foreign currency derivative instruments, long-term investments and long-term debt approximated fair value at April 27, 2001 and April 30, 2000.

The fair value of certain short-term and long-term investments was estimated based on their quoted market prices or those of similar investments. For long-term investments that have no quoted market prices and are accounted for on a cost basis, a reasonable estimate of fair value was made using available market and financial information. The fair value of foreign currency derivative instruments was estimated based on quoted market prices at April 27, 2001 and April 30, 2000. The fair value of long-term debt was based on the current rates offered to the Company for debt of similar maturities.

Information regarding the Company's available-for-sale instruments is as follows:


Year ended:                                    APRIL 27,    April 30,   April 30,
                                                  2001        2000        1999
-------------------------------------------------------------------------------
Cost                                             $700.6      $144.0      $ 84.9
Gross unrealized gains                             31.1         6.2        33.2
Gross unrealized losses                           (12.1)      (16.3)      (19.4)
-------------------------------------------------------------------------------
Fair value                                       $719.6      $133.9      $ 98.7
-------------------------------------------------------------------------------

Proceeds from sales                              $ 49.2      $ 70.4      $ 38.4
-------------------------------------------------------------------------------
Net gains realized                               $ 21.0      $ 22.4      $ 36.7
-------------------------------------------------------------------------------
Impairment losses recognized                     $ 15.5      $   -       $   -
-------------------------------------------------------------------------------


Net realized gains and proceeds from sales of available-for-sale instruments exclude amounts related to available-for-sale debt investments. Gains recognized upon sale of these instruments are recorded as interest income. Gains or losses from the sale of available-for-sale equity instruments are recorded as other income/expense in the accompanying statements of consolidated earnings, and are calculated based on the specific identification method.

Held-to-maturity investments were recorded at amortized cost of $165.0 and $185.9 at April 27, 2001 and April 30, 2000, respectively, which approximated fair value.

FOREIGN EXCHANGE RISK MANAGEMENT
The Company uses operational and economic hedges as well as derivative financial instruments to manage the impact of foreign exchange rate changes on earnings and cash flows. In order to reduce the uncertainty of foreign exchange rate movements, the Company enters into various contracts with major international financial institutions that change in value as foreign exchange rates change. These contracts, which typically expire within two years, are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets, liabilities or net investments. Foreign currency transactions, primarily export intercompany sales, occur throughout the year and are probable but not firmly committed. Principal currencies hedged are the Yen and the Euro.

Notional amounts of contracts outstanding at April 27, 2001 and April 30, 2000 were $382.3 and $537.2, respectively. Aggregate foreign currency transaction gains and (losses) were $44.3, $30.8 and $(2.5) in fiscal years 2001, 2000 and 1999, respectively. These gains and losses, which were offset by the gains and losses on related assets, liabilities and transactions being hedged, were recorded in other income/expense in the accompanying consolidated financial statements.

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

NOTE 5--FINANCING ARRANGEMENTS

Debt consisted of the following:

                                                Average         Maturity         APRIL 27,    April 30,
Short-Term Borrowings                        Interest Rate        Date              2001         2000
-------------------------------------------------------------------------------------------------------
Bank borrowings                                   1.6%               -             $142.7       $314.1
Current portion of long-term debt                 4.3%               -                2.7          3.1
-------------------------------------------------------------------------------------------------------
TOTAL SHORT-TERM BORROWINGS                                                        $145.4       $317.2
-------------------------------------------------------------------------------------------------------

Long-Term Debt
-------------------------------------------------------------------------------------------------------
Various notes                                     1.2%         2001-2004             $6.4         $7.6
Subordinated
   convertible note                               5.5%            2004                4.5          4.5
Capitalized lease
   obligations                                    8.5%         2001-2009              2.4          2.8
-------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                                                $13.3        $14.9
-------------------------------------------------------------------------------------------------------


Short-term borrowings consisted primarily of borrowings from non-U.S. banks at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes. The Company has existing lines of credit of approximately $850.0 with various banks, of which approximately $707.0 was available at April 27, 2001. During fiscal 2000, the Company entered into an agreement expiring in 2003 to sell, at its discretion, specific pools of its Japanese trade receivables. The Company had sold approximately $60.0 and $64.0 of its trade receivables to a financial institution as of April 27, 2001 and April 30, 2000, respectively. The discount cost related to the sale was immaterial and was recorded as interest expense in the accompanying consolidated financial statements.

Maturities of long-term debt for the next five fiscal years are as follows:
2002, $2.7; 2003, $4.5; 2004, $7.7; 2005, $0.2; 2006, $0.2; thereafter, $0.7.

NOTE 6--SHAREHOLDERS' EQUITY
On August 25, 1999, the Company's shareholders approved an amendment to Medtronic's Restated Articles of Incorporation to increase the number of authorized shares of common stock from 800 million to 1.6 billion. On the same date the Board of Directors approved a two-for-one split of the Company's common stock effective September 24, 1999, in the form of a 100 percent stock dividend payable to shareholders of record at the close of business on September 10, 1999. The stock split resulted in the issuance of 587.4 million additional shares and the reclassification of $58.7 from retained earnings to common stock, representing the par value of the shares issued. All references in the financial statements to earnings per share and average number of shares outstanding amounts have been restated to reflect the stock split for all periods presented.

SHAREHOLDER RIGHTS PLAN
Under a Shareholder Rights Plan adopted by the Company's Board of Directors in October 2000, all shareholders receive along with each common share owned a preferred stock purchase right entitling them to purchase from the Company one 1/5000 of a share of Series A Junior Participating Preferred Stock at an exercise price of $400 per share. The rights are not exercisable or transferable apart from the common stock until 15 days after the public announcement that a person or group (the Acquiring Person) has acquired 15% or more of the Company's common stock or 15 business days after the announcement of a tender offer which would increase the Acquiring Person's beneficial ownership to 15% or more of the Company's common stock. After any person or group has become an Acquiring Person, each right entitles the holder (other than the Acquiring Person), to purchase, at the exercise price, common stock of the Company having a market price of two times the exercise price. If the Company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase, at the exercise price, common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right.

The Board of Directors may redeem the rights for $0.005 per right at any time before any person or group becomes an Acquiring Person. The Board may also reduce the threshold at which a person or group becomes an Acquiring Person from 15% to no less than 10% of the outstanding common stock. The rights expire on October 26, 2010.

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


Year ended                                  April 27,      April 30,       April 30,
                                              2001           2000           1999
---------------------------------------------------------------------------------
Interest expense                             $  1.7         $  2.0         $  2.4
Dividends paid                                 (3.3)          (2.8)          (2.4)
---------------------------------------------------------------------------------
Net interest expense                           (1.6)          (0.8)           -
Compensation expense                            3.4            6.7            1.7
---------------------------------------------------------------------------------
Total expense                                $  1.8         $  5.9         $  1.7
=================================================================================


Shares of common stock acquired by the plan are allocated to each employee in amounts based on Company performance and the employee's annual compensation. Allocations of 2.50%, 2.70%, and 2.59% of qualified compensation were made to plan participants' accounts in fiscal years 2001, 2000 and 1999, respectively. During fiscal 2000, and in connection with the Company's 50th Anniversary, the Company made a special allocation to participant accounts of approximately 1.2 million shares. The Company match on the supplemental retirement plan is made in the form of an annual allocation of Medtronic stock to the participants' employee stock ownership plan account and the expense to the Company related to this match is included in the table above.

At April 27, 2001 and April 30, 2000, cumulative allocated shares remaining in the trust were 9,625,388 and 9,325,427 and unallocated shares were 7,235,074 and 8,239,154, respectively. Of the remaining unallocated shares at April 27, 2001 and April 30, 2000, 1,223,508 and 1,004,076, respectively, were committed-to-be allocated. Unallocated shares are released based on the ratio of current debt service to total remaining principal and interest. The loan from the Company to the ESOP is payable over 20 years, ending on April 30, 2010. Interest is payable annually at a rate of 9.0%. The receivable from the ESOP is recorded as a reduction of the Company's shareholders' equity and allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of earnings per share.

NOTE 8--STOCK PURCHASE AND AWARD PLANS

1994 Stock Award Plan
The 1994 stock award plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, performance shares, and other stock-based awards. There were 54.3 million shares available under this plan for future grants at April 27, 2001.

Under the provisions of the 1994 stock award plan, nonqualified stock options and other stock awards are granted to officers and key employees at prices not less than fair market value at the date of grant.

In fiscal 1998, the Company adopted a new stock compensation plan for outside directors which replaces the provisions in the 1994 stock award plan relating to awards to outside directors. The table below includes awards granted under the new plan, which at April 27, 2001 had 2.7 million shares available for future grants.

A summary of nonqualified option transactions is as follows:


                                           2001                               2000                              1999
                             --------------------------------  ---------------------------------  -----------------------------
                                                Wtd.Avg.                           Wtd.Avg.                            Wtd.Avg.
                                Options         Exercise              Options      Exercise               Options      Exercise
                             (in thousands)      Price             (in thousands)    Price             (in thousands)    Price
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance                 33,917        $24.77                 24,150        $19.91                 21,678       $13.97
Granted                           12,291         52.17                 14,425         31.42                  7,331        22.20
Exercised                          2,789         15.09                  3,278          9.88                  4,134         7.45
Canceled                           1,152         32.45                  1,380          8.29                    725         7.83
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at year-end           42,267        $33.11                 33,917        $24.77                 24,150       $19.91
--------------------------------------------------------------------------------------------------------------------------------
Exercisable at year-end           22,238        $26.69                 17,195        $18.83                 14,569       $17.93
--------------------------------------------------------------------------------------------------------------------------------


Stock options assumed as a result of acquisition transactions in fiscal years 1996 through 2001 remain outstanding, although no additional grants have been made under these plans since the date of acquisition. A summary of stock options assumed as a result of the acquisitions is as follows for fiscal 2001:


                                                 Options            Wtd. Avg.
                                              (in thousands)      Exercise Price
--------------------------------------------------------------------------------
Outstanding at May 1, 2000                       11,726               $15.49
Additional shares assumed                           446                15.49
Exercised                                         3,767                14.15
Canceled                                            319                19.43
--------------------------------------------------------------------------------
Outstanding at April 27, 2001                     8,086               $15.94
--------------------------------------------------------------------------------
Exercisable at April 27, 2001                     6,930               $14.76
--------------------------------------------------------------------------------

A summary of stock options as of April 27, 2001, including options assumed as a result of acquisitions, is as follows:

                                              Options
                                            Outstanding                               Options Exercisable
                         -------------------------------------------------      ---------------------------------
                                                             Wtd. Avg.
                                             Wtd. Avg.       Remaining                              Wtd. Avg.
      Range of                Options         Exercise      Contractual              Options        Exercise
   Exercise Prices        (in thousands)       Price      Life (in years)        (in thousands)       Price
-----------------------------------------------------------------------------------------------------------------
$   0.01     $   2.50            269          $ 0.47           1.67                     266          $ 0.46
    2.51         5.00          2,856            4.47           2.24                   2,854            4.47
    5.01         7.50          3,472            6.37           3.16                   3,307            6.36
    7.51        10.00            838            9.00           4.65                     771            9.03
   10.01        20.00          6,420           15.57           5.54                   6,063           15.54
   20.01        30.00          7,951           23.83           6.55                   5,235           24.46
   30.01        40.00         16,029           33.67           7.79                   7,159           34.02
   40.01        50.00          1,430           47.26           9.31                      98           46.12
   50.01        60.38         11,088           52.70           9.06                   3,415           54.37
-----------------------------------------------------------------------------------------------------------------
$   0.01     $  60.38         50,353         $ 30.26           6.91                  29,168          $23.88
-----------------------------------------------------------------------------------------------------------------


Nonqualified options are normally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25% of the shares under option and generally have a contractual option term of 10 years. However, certain nonqualified options granted are exercisable immediately.

Restricted stock, performance shares and other stock awards are dependent upon continued employment and, in the case of performance shares, achievement of certain performance objectives. These awards are expensed over their vesting period, ranging from three to five years. Total expense recognized for restricted stock, performance share and other stock awards was $14.2, $5.2 and $8.2 in fiscal years 2001, 2000 and 1999, respectively.

If the Company had elected to recognize compensation expense for its stock-based compensation plans based on the fair values at the grant dates consistent with the methodology prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net income and earnings per share would have been reported as the following pro forma amounts:


                                             April 27,         April 30,         April 30,
Year ended                                     2001              2000              1999
----------------------------------------------------------------------------------------------
Net Earnings
  As reported                                $1,046.0          $1,084.2          $ 466.7
  Pro forma                                     926.4           1,009.1            427.9





                                       39

----------------------------------------------------------------------------------------------
BASIC EARNINGS
 PER SHARE
   As reported                                $  0.87           $  0.91          $  0.40
   Pro forma                                     0.77              0.84             0.36
----------------------------------------------------------------------------------------------
DILUTED EARNINGS
 PER SHARE
   As reported                                $  0.85           $  0.89          $  0.39
   Pro forma                                     0.76              0.82             0.35
----------------------------------------------------------------------------------------------


The fair value of options granted, $25.34, $16.58 and $11.72 for fiscal years 2001 and 2000 and 1999, respectively, was estimated using the Black-Scholes option-pricing model using the following weighted-average assumptions:



Assumptions                                 2001              2000             1999
--------------------------------------------------------------------------------------
Risk-free interest rate                     5.85%             6.09%            5.06%
Expected dividend yield                     0.38%             0.47%            0.43%
Expected volatility factor                  37.8%             38.1%            27.1%
Expected option term                      7 years           7 years          7 years


STOCK PURCHASE PLAN
The stock purchase plan enables employees to contribute up to 10% of their wages toward purchase of the Company's common stock at 85% of the market value. Employees purchased 1,607,773 shares at $30.23 per share in fiscal 2001. As of April 27, 2001, plan participants have had approximately $31.4 withheld to purchase shares at a price which is 85% of the market value of the Company's common stock on the first or last day of the plan year ending October 31, 2001, whichever is less.

NOTE 9--INCOME TAXES
The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes were:


Year ended:                                                     APRIL 27,    April 30,    April 30,
                                                                   2001        2000           1999
----------------------------------------------------------------------------------------------------
U.S.                                                             $1,062.2    $1,033.0        $681.2
International operations, including Puerto Rico                     487.2       581.8         143.9
----------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                     $1,549.4    $1,614.8        $825.1
----------------------------------------------------------------------------------------------------


The provision for income taxes consisted of:


                                                                  APRIL 27,  April 30,    April 30,
Year ended:                                                         2001       2000          1999
                                              ------------------------------------------------------
Taxes currently payable:
  U.S. federal                                                    $ 432.2    $ 102.9       $ 267.0
  U.S. state and other                                               17.6       22.9          16.0
  International operations, including Puerto Rico                   144.6      163.0          45.3
----------------------------------------------------------------------------------------------------
    Total currently payable                                         594.4      288.8         328.3
Deferred tax (benefit) expense:
  U.S. federal                                                     (150.3)      94.9         (39.4)
  International operations, including Puerto Rico                    (3.3)     (16.8)          7.0
----------------------------------------------------------------------------------------------------
    Net deferred tax (benefit) expense                             (153.6)      78.1         (32.4)
Tax expense directly in
  shareholders' equity                                               62.6      163.7          62.5
----------------------------------------------------------------------------------------------------
TOTAL PROVISION                                                   $ 503.4    $ 530.6       $ 358.4
----------------------------------------------------------------------------------------------------


Deferred tax assets (liabilities) were comprised of the following:



                                                                  APRIL 27,   April 30,
                                                                    2001        2000
--------------------------------------------------------------------------------------
Deferred tax assets:
  Inventory (Intercompany profit in inventory
    and excess of tax over book valuation)                         $121.0      $108.3
  Accrued liabilities                                               159.9        72.4
  Other                                                              98.3        61.8
--------------------------------------------------------------------------------------
    Total deferred tax assets                                       379.2       242.5
Deferred tax liabilities:
  Intangible assets                                                 (31.6)      (19.3)
  Accumulated depreciation                                          (17.1)      (15.4)
  Unrealized (gain) loss on investments                              (7.1)        3.5
  Other                                                             (27.9)      (66.0)
--------------------------------------------------------------------------------------
    Total deferred tax liabilities                                  (83.7)      (97.2)
--------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                            $295.5      $145.3
--------------------------------------------------------------------------------------

The Company's effective income tax rate varied from the U.S. federal statutory tax rate as follows:


Year ended:                                              APRIL 27,       April 30,         April 30,
                                                           2001            2000               1999
----------------------------------------------------------------------------------------------------
U.S. federal statutory tax rate                            35.0%           35.0%              35.0%
Increase (decrease) in tax rate
  resulting from:
  U.S. state taxes, net of federal
    tax benefit                                             1.1             1.4                1.9
  R&D credit                                               (1.7)           (1.1)              (1.3)


                                       41

  International operations, including Puerto Rico          (1.9)           (3.5)               0.2
  Non-recurring Charges                                     0.7            (0.1)               7.7
  Other, net                                               (0.7)            1.2               (0.1)
----------------------------------------------------------------------------------------------------
EFFECTIVE TAX RATE                                         32.5%           32.9%              43.4%
----------------------------------------------------------------------------------------------------


Taxes are not provided on undistributed earnings of non-U.S. subsidiaries because such earnings are either permanently reinvested or do not exceed available foreign tax credits. Current U.S. tax regulations provide that earnings of the Company's manufacturing subsidiaries in Puerto Rico may be repatriated tax free; however, the Commonwealth of Puerto Rico will assess a tax of up to 7% in the event of repatriation of earnings prior to liquidation. The Company has provided for the anticipated tax attributable to earnings intended for dividend repatriation. At April 27, 2001, earnings permanently reinvested in subsidiaries outside the United States were $249.9.

At April 27, 2001, approximately $39.0 of non-U.S. tax losses were available for carryforward. These carryforwards are subject to valuation allowances and generally expire within a period of one to five years.

NOTE 10--RETIREMENT BENEFIT PLANS

The Company has various retirement benefit plans covering substantially all U.S. employees and many employees outside the United States. The cost of these plans was $31.3 in fiscal 2001, $32.4 in fiscal 2000, and $23.1 in fiscal 1999.

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

                                                 Pension Benefits               Other Benefits
                                       ------------------------------------------------------------
                                              2001              2000         2001       2000
                                              ----              ----         ----       ----
CHANGE IN BENEFIT OBLIGATION

Benefit obligation at beginning
    of year                                 $238.0            $233.6        $49.2      $45.0
    Service cost                              21.4              21.8          4.6        5.1
    Interest cost                             17.9              15.4          3.6        3.2
    Actuarial (gain) loss                     36.4             (21.6)         5.1       (3.6)
    Curtailment gain (See Note 3)               -               (4.4)          -          -
    Benefits paid                             (7.3)             (6.8)        (0.8)      (0.5)
                                       ------------------------------------------------------------
Benefit obligation at end of year           $306.4            $238.0        $61.7      $49.2



                                       42

CHANGE IN PLAN ASSETS

Fair value of plan assets at
    beginning of year                       $291.2            $271.5        $26.6      $25.1
    Actual return on plan assets              45.1              25.6          2.4        2.5
    Employer contributions                    62.5               0.1         14.6         -
    Benefits paid                             (6.9)             (6.0)        (2.7)      (1.0)
                                       ------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS AT
    END OF YEAR                             $391.9            $291.2        $40.9      $26.6
Funded status                               $ 85.5            $ 53.2       ($20.8)    ($22.6)
Unrecognized net actuarial
    (gain) loss                              (20.4)            (40.2)         7.2         -
Unrecognized prior service cost                5.0              (3.5)          -          -
                                       ------------------------------------------------------------
PREPAID (ACCRUED) BENEFIT COST               $70.1              $9.5       ($13.6)    ($22.6)
                                       ============================================================


Net periodic benefit cost of plans included the following components:

                                            Pension Benefits                              Other Benefits
                                  ---------------------------------------------------------------------------------------
Year ended                             April 27,         April 30,       April 30,     April 27,    April 30,   April 30
                                       ---------         ---------       ---------     ---------    ---------   ---------
                                         2001              2000            1999          2001          2000        1999
                                         ----              ----            ----          ----          ----        ----
Service cost                             $21.4             $21.8           $16.5         $4.6          $5.1        $0.9
Interest cost                             17.9              15.4            12.7          3.6           3.2         2.5
Expected return on plan assets           (26.4)            (21.8)          (15.6)        (2.6)         (2.4)       (1.6)
Amortization of prior service cost        (1.4)              0.3             0.2           -             -           -
                                  ---------------------------------------------------------------------------------------
NET PERIODIC BENEFIT COST                $11.5             $15.7           $13.8         $5.6          $5.9        $1.8
                                  =======================================================================================

Plan assets for the U.S. plan consist of a diversified portfolio of fixed-income investments, debt and equity securities, and cash equivalents. Plan assets include investments in the Company's common stock of $56.6 and $66.5 at April 27, 2001 and April 30, 2000, respectively.

Outside the U.S., the funding of pension plans is not a common practice in certain countries as funding provides no economic benefit. Consequently, the Company has certain non-U.S. plans that are unfunded. It is the Company's policy to fund retirement costs within the limits of allowable tax deductions.

The actuarial assumptions were as follows:

                                                 Pension Benefits                Other Benefits
                                      ----------------------------------------------------------------
                                           April 27,          April 30,       April 27,    April 30,
                                           ---------          ---------       ---------    ---------
WEIGHTED-AVERAGE ASSUMPTIONS                 2001               2000             2001        2000
                                             ----               ----             ----        ----
Discount rate                                2.5% - 7.75%       3.5% - 7.75%         7.50%      7.75%
Expected return on plan assets                6.3% - 9.5%        4.0% - 9.5%         9.50%      9.50%
Rate of compensation increase                 2.5% - 6.5%        3.0% - 6.5%          N/A        N/A
Health care cost trend rate                          N/A                N/A          8.00%      8.00%


In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable wages are provided to certain employees under non-qualified plans. The net periodic cost of non-qualified pension plans was $5.4, $4.2 and $2.7 in fiscal 2001, 2000 and 1999, respectively. The unfunded accrued pension cost related to these non-qualified plans totaled $25.7 and $24.3 at April 27, 2001 and April 30, 2000, respectively. The health care cost trend rate is assumed to decrease gradually to 6% by fiscal 2002. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                        One-Percentage-    One-Percentage-
                                        Point Increase     Point Decrease
                                      ---------------------------------------
Effect on postretirement benefit
    cost                                     $1.0              ($0.8)
Effect on postretirement benefit
    obligation                                4.8               (4.0)


DEFINED CONTRIBUTION PLANS

The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company match on the supplemental retirement plan for U.S. employees is made in the form of an annual allocation of Medtronic stock to the participants ESOP account (see Note 7). Company contributions to the plans are based on employee contributions and Company performance. Expense under these plans was $3.8 in fiscal 2001, $3.4 in fiscal 2000, and $3.2 in fiscal 1999.

NOTE 11--LEASES
The Company leases office, manufacturing and research facilities, and warehouses, as well as transportation, data processing and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the then fair rental value.

Future minimum payments under capitalized leases and non-cancelable operating leases at April 27, 2001 were:

                                                 Capitalized    Operating
                                                   Leases        Leases
--------------------------------------------------------------------------------
2002                                            $    1.6       $  28.6
2003                                                 1.2          21.5
2004                                                 0.4          17.2
2005                                                 0.3          11.9
2006                                                 0.3           9.8
2007 and thereafter                                  0.6           6.4
--------------------------------------------------------------------------------
Total minimum lease payments                    $    4.4       $  95.4

Less amounts representing interest                  (0.7)
--------------------------------------------------------------------------------
Present value of net minimum lease payments     $    3.7
--------------------------------------------------------------------------------

Rent expense for all operating leases was $51.8, $49.8, and $47.3 in fiscal years 2001, 2000 and 1999, respectively.

NOTE 12--COMMITMENTS AND CONTINGENCIES
The Medtronic Foundation (Foundation), funded entirely by the Company, was established to maintain good corporate citizenship in its communities. In fiscal 2001, the Company made a commitment to contribute $20.4 to the Foundation. This commitment is expected to fund the Foundation through fiscal year 2002. In fiscal 2001, the Company partially funded this commitment through the donation of equity securities with a fair value of $8.1. Commitments to the Foundation are expensed when authorized.

In October 1997, Cordis Corporation ("Cordis"), a subsidiary of Johnson & Johnson, filed suit in federal court in the District of Delaware against AVE, which was acquired by the Company in January 1999. The suit alledged that AVE's modular stents infringe certain patents now owned by Cordis. Boston Scientific Corporation is also a defendant in this suit. The complaint seeks injunctive relief and damages from all defendants. In November 2000, a Delaware jury rendered a verdict that the previously marketed MicroStent and GFX stents infringe valid claims of two patents. Thereafter the jury awarded damages to Cordis totaling approximately $270.0. In February 2001, the court heard evidence on the affirmative defense of inequitable conduct and will consider that evidence along with other post-trial motions. The jury verdict does not address products that are currently marketed by AVE.

In September 2000, Cordis filed an additional suit against AVE in the District Court of Delaware alleging that AVE's S670, S660 and S540 stents infringe the patents asserted in the above case.

In December 1999, Advanced Cardiovascular Systems, Inc. ("ACS"), a subsidiary of Guidant Corporation (Guidant), sued Medtronic and AVE in federal court in the Northern District Court of California alleging that the S670 rapid exchange perfusion stent delivery system infringes a patent held by ACS. The complaint seeks injunctive relief and monetary damages. ACS filed a demand for arbitration with the American Arbitration Association in Chicago simultaneously with the lawsuit. AVE has filed a counterclaim denying infringement based on its license to the patent for perfusion catheters as part of the assets acquired from C.R. Bard in 1998 and has asserted that the license agreement requires disputes to be resolved through arbitration. The parties have agreed to arbitrate all claims against AVE. Litigation against Medtronic has been stayed pending the arbitration decision. Arbitration hearings were held in February, but the arbitrators were unable to reach a decision. AVE has filed a new demand for arbitration.

In December 1997, ACS sued AVE in federal court in the Northern District of California alleging that AVE's modular stents infringe certain patents held by ACS and is seeking injunctive relief and monetary damages. AVE denied infringement and in February 1998 AVE sued ACS in federal court in the District Court of Delaware alleging infringement of certain of its stent patents, for which AVE is seeking injunctive relief and monetary damages. The cases have been consolidated in Delaware and an order has been entered staying the proceedings until September 2002.

In June 2000, Medtronic filed suit in U.S. District Court in Minnesota against Guidant seeking a declaration that Medtronic's Jewel AF device does not infringe certain patents held by Guidant and/or that such patents were invalid. Thereafter Guidant filed a counterclaim alleging that the Jewel AF and the GEM III AT infringe certain patents relating to atrial fibrillation. The case is in the early stages of discovery.

The Company believes that it has meritorious defenses against the above infringement claims and intends to vigorously contest them. While it is not possible to predict the outcome of these actions, the Company believes that costs associated with them will not have a material adverse impact on the Company's financial position or liquidity, but may be material to the consolidated results of operations of any one period.

In 1997 and 1999, the Company sued Guidant Corporation and Boston Scientific Corp., respectively, in U.S. District Court in Minneapolis claiming that Guidant's ACS RX Multi-Link(R) coronary stent and Boston Scientific's Nir(R) stent infringed the Company's

Wiktor(R) stent patent. Following a patent claims construction ruling in late 1999 in favor of Guidant and Boston Scientific, the Company consented to entry of judgment and filed an appeal with the Court of Appeals for the Federal Circuit ("CAFC") in Washington, D.C. In April 2001, the CAFC affirmed the judgment of the District Court.

Beginning in 1994, Sofamor Danek was named as a defendant in approximately 3,200 product liability lawsuits brought in various federal and state courts around the country. The lawsuits alleged the plaintiffs were injured by spinal implants manufactured by Sofamor Danek and other manufacturers. All efforts to obtain class certification were denied or subsequently withdrawn. In essence, the plaintiffs claim that they have suffered a variety of injuries resulting from use of a spinal system for pedicle fixation and that the Company and other manufacturers have conspired to promote such implant systems in violation of law. As of July 2001, virtually all of the suits have been dismissed or resolved in favor of the Company.

In 1996, two former shareholders of Endovascular Support Systems, Inc. ("ESS") filed a lawsuit in Dallas District Court for the State of Texas against AVE and several former officers, directors and shareholders of AVE. The lawsuit alleges that AVE's acquisition of ESS assets was based on fraud and breach of fiduciary duty and that plaintiffs were given insufficient value when they exchanged their stock in ESS for AVE stock in several transactions that occurred from 1993 to 1995. AVE has asserted counterclaims including breach of contract, breach of covenant of good faith and fair dealing, business disparagement and fraud, and has agreed to indemnify the individual defendants. The Court has ruled that the defendants owed a fiduciary duty to plaintiffs. The Company believes the defendants have meritorious defenses and counterclaims against the plaintiffs and will continue to defend the actions vigorously. A trial is scheduled to commence in October 2001.

NOTE 13--QUARTERLY FINANCIAL DATA (UNAUDITED, IN
MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)

                                               First       Second        Third         Fourth       Fiscal
                                              Quarter      Quarter      Quarter       Quarter        Year
---------------------------------------------------------------------------------------------------------------
NET SALES
  2001                                      $ 1,310.4  $ 1,361.9    $ 1,361.6     $ 1,517.9      $ 5,551.8
  2000                                        1,133.5    1,190.6      1,259.3       1,432.9        5,016.3
GROSS PROFIT
  2001                                          993.8    1,010.7      1,016.2       1,120.5        4,141.2
  2000                                          859.7      889.3        934.5       1,067.0        3,750.5
NET EARNINGS
  2001 - Before charges                         295.5      309.1        313.9         363.6        1,282.1
       - After charges                          284.1      309.1        302.8         150.0        1,046.0
  2000 - Before charges                         249.7      257.4        271.6         317.0        1,095.7
       - After charges                          249.7      257.4        259.5         317.6        1,084.2


                                       47


DILUTED EARNINGS PER SHARE
  2001 - Before charges                          0.24       0.25         0.26          0.30           1.05
       - After charges                           0.23       0.25         0.25          0.12           0.85
  2000 - Before charges                          0.20       0.21         0.22          0.26           0.90
       - After charges                           0.20       0.21         0.21          0.26           0.89


NOTE 14--SEGMENT AND GEOGRAPHIC INFORMATION
The Company operates its business in four operating segments, which are aggregated into one reportable segment - the manufacture and sale of technology-based medical therapies. Each of the Company's operating segments has similar economic characteristics, technology, manufacturing processes, customers, distribution and marketing strategies, regulatory environments and shared infrastructures. Net sales by operating segment were as follows:


Year ended                          APRIL 27,   April 30,     April 30,
                                      2001        2000          1999
--------------------------------------------------------------------------------
Cardiac Rhythm Management           2,656.8     $2,504.7    $ 2,121.6
Neurological, Spinal and ENT        1,478.9      1,252.4        998.0
Vascular                              928.6        792.5        718.9
Cardiac Surgery                       487.5        466.7        394.0
--------------------------------------------------------------------------------
                                   $5,551.8     $5,016.3     $4,232.5
================================================================================

GEOGRAPHIC INFORMATION

Net sales and long-lived assets by major geographical area are summarized below:

                          UNITED                   ASIA       OTHER        ELIMI-      CONSOLI-
                          STATES      EUROPE     PACIFIC     FOREIGN      NATIONS        DATED
------------------------------------------------------------------------------------------------
2001
Revenues from
   external customers    $3,704.9    $1,055.9    $  617.9    $  173.1    $      -       $5,551.8
Intergeographic sales       784.6       225.1          .1        45.3     (1,055.1)           -
------------------------------------------------------------------------------------------------
Total sales              $4,489.5    $1,281.0    $  618.0    $  218.4    $(1,055.1)     $5,551.8
------------------------------------------------------------------------------------------------
Long-lived assets        $3,021.9    $  195.0    $   48.2    $   17.0    $      -       $3,282.1
------------------------------------------------------------------------------------------------

2000
Revenues from
   external customers    $3,278.4    $1,051.9    $  521.2    $  164.8    $      -       $5,016.3
Intergeographic sales       736.8       159.1          .1        17.4       (913.4)           -
------------------------------------------------------------------------------------------------
Total sales              $4,015.2    $1,211.0    $  521.3    $  182.2     $ (913.4)     $5,016.3
------------------------------------------------------------------------------------------------
Long-lived assets        $2,387.7    $  206.2    $   46.8    $   17.1     $     -       $2,657.8
------------------------------------------------------------------------------------------------


                                       48


1999
Revenues from
   external customers    $2,750.0    $  940.1    $  408.3    $  134.1     $     -       $4,232.5
Intergeographic sales       511.8        96.7          -         11.4       (619.9)           -
------------------------------------------------------------------------------------------------
Total sales              $3,261.8    $1,036.8    $  408.3    $  145.5     $ (619.9)     $4,232.5
------------------------------------------------------------------------------------------------
Long-lived assets        $2,280.7    $  220.1    $   45.5    $   19.9     $     -       $2,566.2
------------------------------------------------------------------------------------------------

Sales between geographic areas are made at prices that would approximate transfers to unaffiliated distributors. No single customer represents over 10% of the Company's consolidated sales.

NOTE 15--SUBSEQUENT EVENTS
On May 30, 2001, the Company announced that it had signed an agreement to acquire MiniMed, Inc., the market leader in the design, development, manufacture and marketing of advanced medical systems for the treatment of diabetes. Medtronic also announced that it would acquire Medical Research Group, Inc., a company that designs and develops technologies related to implantable pumps and sensors used in the treatment of diabetes. These acquisitions, valued at approximately $3,700.0, are expected to be completed during the second quarter of fiscal 2002.

In 1993, AcroMed Corporation commenced a patent infringement lawsuit against Sofamor Danek, which was acquired by the Company in January 1999, in the U.S. District Court in Cleveland, Ohio. Sofamor Danek obtained summary judgment as to two of four patents and tried claims with respect to the remaining two patents in May 1999. The jury found that certain Sofamor Danek spinal fixation products infringed these two patents and an injunction was issued by the court in December 1999. The court also imposed damages, including pre-judgment interest, in the amount of $48.0. The Company appealed the judgment to the Court of Appeals for the Federal Circuit, Washington, D.C., and in June 2001 that court affirmed the District Court decision. The amount of the judgment, with post-judgment interest, is $52.1. This amount has been reflected in the Company's fiscal 2001 results.

In March 2000, Boston Scientific sued AVE in federal court in the Northern District of California alleging that certain rapid exchange perfusion delivery systems infringed a patent held by Boston Scientific. The complaint sought injunctive relief and monetary damages. AVE filed a counterclaim denying infringement based on its license to the patent for perfusion catheters as part of the assets acquired from C.R. Bard, Inc. in 1998 and asserted that the license agreement required disputes to be resolved through arbitration. The court issued an order to arbitrate the dispute under the terms of the license agreement. In July 2001, an arbitration panel found in favor of Boston Scientific and awarded approximately $169.0 in damages, plus legal costs. The arbitration panel also allowed for an injunction on future U.S. sales of these delivery systems. In connection with this award, the Company wrote off $8.4 of excess rapid exchange perfusion inventory and $58.2 of goodwill and other intangible assets. These charges have been reflected in fiscal 2001 results.

SELECTED FINANCIAL DATA
---------------------------------------------------------------------------------------------------------------------------------
(in millions of dollars, except per share and employee data)
---------------------------------------------------------------------------------------------------------------------------------
                                                         2001            2000            1999              1998            1997
                                                     ----------------------------------------------------------------------------
OPERATING RESULTS FOR THE YEAR:
Net sales                                            $  5,551.8      $  5,016.3      $  4,232.5      $    3,423.1    $    3,010.3
Cost of products sold                                   1,410.6         1,265.8         1,105.3             873.2           762.6
Gross margin percentage                                    74.6%           74.8%           73.9%             74.5%           74.7%
Research and development expense                          577.6           488.2           441.6             378.3           329.2
Selling, general and administrative expense             2,024.0*        1,592.6*        1,850.3*          1,299.0*        1,066.7*
Other (income)/expense                                     64.4            70.6            33.2             (19.5)          (13.4)
Interest (income)/expense                                 (74.2)          (15.7)          (23.0)            (12.4)          (21.2)
                                                     ----------------------------------------------------------------------------
Earnings before income taxes                            1,549.4         1,614.8           825.1             904.5           886.4
Provision for income taxes                                503.4           530.6           358.4             316.8           304.4
                                                     ----------------------------------------------------------------------------
Net earnings                                         $  1,046.0      $  1,084.2      $    466.7             587.7    $      582.0
                                                     ----------------------------------------------------------------------------
Per share of common stock:
  Basic earnings per share                                 0.87            0.91            0.40              0.51            0.50
  Diluted earnings per share                               0.85            0.89            0.39              0.50            0.49
  Cash dividends declared                                  0.20            0.16            0.13              0.11            0.10
                                                     ----------------------------------------------------------------------------

FINANCIAL POSITION AT END OF FISCAL YEAR:
Working capital                                      $  2,397.5      $  2,041.9      $  1,456.3      $    1,408.0    $      939.9
Current ratio                                             2.8:1           3.1:1           2.4:1             2.8:1           2.4:1
Total assets                                            7,038.9         5,694.1         5,030.3           3,754.4         3,082.1
Long-term debt                                             13.3            14.9            25.3              62.0            51.4
Shareholders' equity                                    5,509.5         4,512.5         3,789.2           2,746.5         2,167.0
Shareholders' equity per common share                      4.56            3.77            3.18              2.36            1.88

ADDITIONAL INFORMATION:
Full-time employees at year-end                          23,290          21,585          20,133            17,050          14,729
Full-time equivalent employees at year-end               26,050          24,985          22,593            18,538          16,726
                                                     ----------------------------------------------------------------------------

*Certain costs separately disclosed on the statement of consolidated earnings are included in selling, general and administrative expense.

Note: Results include the impact of $347.2, $13.8, $554.1, $205.3 and $55.5 million pre-tax non-recurring charges taken during fiscal 2001, 2000, 1999, 1998 and 1997 (See Note 3).

PRICE RANGE OF MEDTRONIC STOCK
--------------------------------------------------------------------------------
 Fiscal Qtr.                           1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.
--------------------------------------------------------------------------------
 2001 High                              $57.00     $56.25     $61.00     $54.60
 2001 Low                                47.00      47.50      48.00      40.71
 2000 High                               39.41      40.72      46.25      57.19
 2000 Low                                31.31      32.25      33.56      45.00

Prices are closing quotations. On July 20, 2001 there were approximately 45,500 holders of record of the Company's common stock. The regular quarterly cash dividend was 5.0 cents per share for fiscal 2001 and 4.0 cents per share for fiscal 2000.