Form 10-K, Exhibit 13
period 2002-04-26
MEDTRONIC INC
filed 2002-07-19
CIK 64670

MEDTRONIC, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Understanding Our Financial Information

Our fiscal 2002 financial information is summarized in this Management's Discussion and Analysis, the Consolidated Financial Statements, and the related Notes. This information is important, but can appear overwhelming. The following helpful hints will assist you in fully understanding our financial information.

Organization of Financial Information    Management's Discussion and Analysis, presented on pages 13 to 32 of this report, provides material historical and prospective disclosures enabling investors and other users to assess our financial condition and results of operations.

        The consolidated financial statements, excluding notes, are presented on pages 35 to 38 of this report, and include the statements of consolidated earnings, consolidated balance sheets, statements of consolidated shareholders' equity and statements of consolidated cash flows.

        The notes, which are an integral part of the consolidated financial statements, are located on pages 39 to 68 of this report. These notes provide additional information required to fully understand the nature of amounts included in the consolidated financial statements.

Financial Trends    Throughout these financial sections, you will read about both recurring and non-recurring transactions or events that materially contribute to or reduce earnings and materially affect financial trends. We define purchased in-process research and development (IPR&D), restructuring, certain litigation and other charges as non-recurring charges. These charges result from unique facts and circumstances that likely will not recur with similar materiality or impact on continuing operations. See page 22 of this report and Note 3 to the consolidated financial statements for more information regarding these transactions. While these items are important in understanding and evaluating financial trends, other transactions or events may also have a material impact. A complete understanding of these transactions is necessary in order to estimate the likelihood that these trends will continue.

Accounting Policies and Critical Accounting Estimates    We have adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States (U.S.). Our most significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates and assumptions, including those related to bad debts, inventories, intangible assets, property, plant and equipment, minority investments, legal proceedings, purchased in-process research and development, warranty obligations, product liability, pension and postretirement obligations, revenue, income taxes, and restructuring activities. We base our estimates on historical experience, actuarial valuations, or various assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

        Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the accounting estimates are made, and (2) other materially different estimates could have been reasonably made or material changes in the estimates are reasonably likely to occur from period to period. Our critical accounting estimates include the following:

Legal Proceedings    We are involved in a number of legal actions, the outcomes of which are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, which, if granted would require significant expenditures. We record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of the loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements.

Minority Investments    We make long-term, strategic investments in companies that are in varied stages of development. We account for these investments under the cost or the equity method of accounting, as appropriate. Publicly traded investments accounted for under the cost method are adjusted to fair value at the end of each quarter based on their quoted market price. Required adjustments to the carrying value of these investments are recorded in shareholders' equity as Accumulated other non-owner changes in equity unless an unrealized loss is not considered recoverable during the period we expect to hold the investment. If an unrealized loss is not considered recoverable, the loss will be recognized in the statements of consolidated earnings in the period it is determined to be unrecoverable. Investments accounted for under the cost method that do not have a quoted market price are reviewed for impairment at fiscal year end or when changes in circumstance or the occurrence of events suggest our investment is not recoverable. Investments accounted for under the equity method are recorded at the amount of our investment and adjusted each period for our share of the investee's income or loss and dividends paid. Investments accounted for under the equity method are reviewed for impairment at each fiscal year end or when changes in circumstance or the occurrence of events suggest our investment is not recoverable. As of April 26, 2002 and April 27, 2001, we had $260.2 million and $159.0 million, respectively, of minority investments. Of these investments, $204.6 million and $117.2 million, respectively, represent investments in companies that do not have quoted market prices.

Valuation of Purchased In-Process Research and Development, Goodwill, and Other Intangible Assets    When we acquire another company, the purchase price is allocated, as applicable, between in-process research and development, other identifiable intangible assets, tangible assets, and goodwill as required by generally accepted accounting principles in the U.S. Purchased in-process research and development is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to in-process research and development and other intangible assets requires us to make significant estimates. The amount of the purchase price allocated to purchased in-process research and development and other intangible assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of the acquisition in accordance with accepted valuation methods. For purchased in-process research and development, these methodologies include consideration of the risk of the project not achieving commercial feasibility.

        Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including in-process research and development, of the acquired businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest an impairment exists. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows. Goodwill, net of amortization, is $4,034.6 million and $995.9 million as of April 26, 2002 and April 27, 2001, respectively. The increase during fiscal 2002 was primarily the result of the MiniMed, Inc. (MiniMed) acquisition.

        Other intangible assets consist primarily of purchased technology, patents, and trademarks and are amortized using the straight-line method over their estimated useful lives, ranging from 3 to 25 years. We review these intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggests the remaining value is not recoverable.

Tax Strategies    We operate in multiple tax jurisdictions both in the U.S. and outside the U.S. Accordingly, we must determine the appropriate allocation of income to each of these jurisdictions. This determination requires us to make several estimates and assumptions. Tax audits associated with the allocation of this income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to our allocation are required between jurisdictions with different tax rates.

Financial Obligations    Our financial obligations are summarized on page 27 of this report.

Derivatives    We do not use derivatives for speculative purposes. Derivatives are used to mitigate certain currency risks. Our accounting policy for derivatives and summary of the application of the derivative accounting rules are located in Note 1 to the consolidated financial statements. Details regarding our risk management programs and the derivatives used in these programs are located in Note 4 to the consolidated financial statements.

Our Business

We are the world's leading medical technology company, providing lifelong solutions for people with chronic disease. Primary products include medical devices and technology to treat bradycardia pacing, tachyarrhythmia management, heart failure, atrial fibrillation, coronary and peripheral vascular disease, heart valve replacement, extracorporeal cardiac support, minimally invasive cardiac surgery, malignant and non-malignant pain control, diabetes, urological disorders, gastroenterological ailments, movement disorders, spinal and neurosurgery, neurodegenerative disorders and ear, nose and throat (ENT) surgery.

Overview of Fiscal 2002 Operating Results

Net Sales by Fiscal Year
 (in millions)

In fiscal 2002, we completed several acquisitions that have strengthened and diversified our product lines to allow for growth in future years. Two of these acquisitions, MiniMed and Medical Research

Group, Inc. (MRG), were completed in the second quarter for a total purchase price of $3,807.2 million. MiniMed is the world leader in the design, development, manufacture, and marketing of advanced medical systems for the treatment of diabetes. MRG designs and develops technologies related to implantable pumps and sensors used in the treatment of diabetes. These two companies provide the foundation of our diabetes business. In the third quarter we acquired Endonetics, Inc. (Endonetics), which develops technologies for the diagnosis and treatment of gastroesophageal reflux disease (GERD), for $67.2 million. In the fourth quarter, we acquired VidaMed, Inc. (VidaMed), which designs, develops, and manufactures products that provide non-surgical treatment for benign prostatic hyperplasia (BPH), for $328.6 million. These two acquisitions increased the breadth of our product offerings in our urology and gastroenterology business. Our fiscal 2002 operating results include the results of each of these acquired entities since their respective acquisition dates.

        Fiscal 2002 consolidated net sales increased by $859.0 million, or 17.3%, on a constant currency basis, to $6,410.8 million. Foreign exchange translation had an unfavorable impact on net sales of $90.5 million when compared to last year, which reduced the growth rate to 15.5%. Our growth was primarily driven by new product introductions in the U.S. and the acquisitions discussed above, which resulted in a 20.8% increase in U.S. consolidated net sales to $4,448.6 million. New product introductions outside the U.S. contributed to an increase of 12.0%, on a constant currency basis, to $1,962.2 million. New product introductions were spread throughout each operating segment and across major product lines. Acquisitions had minimal impact on net sales outside the U.S. as these entities were historically focused on the U.S. markets. For more detail regarding these increases, see our discussion of net sales by operating segment in the "Net Sales" section of this discussion and analysis.

        Fiscal 2001 consolidated net sales increased by $535.5 million, or 13.7% on a constant currency basis, to $5,551.8 million. Foreign exchange translation had an unfavorable impact on net sales of $149.2 million when compared to fiscal 2000, which reduced the growth rate to 10.7%. This increase in net sales was balanced among our operating segments and by geography, as discussed in the "Net Sales" section of this discussion and analysis.

        The primary exchange rate movements that impact our consolidated net sales growth are the U.S. dollar as compared to the Euro and the Japanese Yen. The impact of foreign currency fluctuations on net sales is not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and our hedging activities (see "Market Risk" section of this discussion and analysis and Note 4 to the consolidated financial statements for further details on foreign currency instruments and our related risk management strategies).

Earnings and Earnings Per Share    (dollars in millions, except per share data):

	Fiscal Year			Percent Increase/ (Decrease)
	2002	2001	2000	FY02/01	FY01/00
Net earnings excluding non-recurring charges	$1,477.2	$1,282.1	$1,095.7	15.2%	17.0%
Non-recurring charges	$493.2	$236.1	$11.5	N/A	N/A
Net earnings	$984.0	$1,046.0	$1,084.2	(5.9%)	(3.5%)
Diluted earnings per share	$0.80	$0.85	$0.89	(5.9%)	(4.5%)
Non-recurring charges per share	$0.40	$0.19	$0.01	N/A	N/A
Diluted earnings per share excluding non-recurring charges	$1.21	$1.05	$0.90	15.2%	16.7%

        The non-recurring charges in each fiscal year included the following (see page 20 and Note 3 to the consolidated financial statements for more detail regarding non-recurring charges):

  •
  Fiscal 2002: net after tax charges totaling $493.2 million primarily for purchased in-process research and development, litigation, restructuring charges, and debt issuance costs related to the MiniMed and MRG acquisitions.

  •
  Fiscal 2001: net after tax charges totaling $236.1 million primarily for litigation and related asset write-downs, transaction costs related to the merger with PercuSurge, Inc. (PercuSurge) and restructuring initiatives aimed at further streamlining operations.

  •
  Fiscal 2000: after tax charges of $27.5 million primarily for transaction costs related to the merger with Xomed Surgical Products, Inc. (Xomed), a litigation settlement and restructuring initiatives. In connection with the substantial completion of the 1999 restructuring initiatives, the Company identified and reversed $16.0 million, net of tax effects, of previously recorded reserves no longer considered necessary, resulting in a net after tax charge for fiscal 2000 of $11.5 million.

Net Sales

Presented below is net sales by operating segment for fiscal years 2002, 2001, and 2000:

Fiscal Year 2002 (in millions)	Fiscal Year 2001 (in millions)	Fiscal Year 2000 (in millions)

Consolidated Net Sales $6,410.8	Consolidated Net Sales $5,551.8	Consolidated Net Sales $5,016.3

Cardiac Rhythm Management (CRM)    CRM products consist primarily of pacemakers, implantable and external defibrillators, leads and ablation products. CRM net sales grew 12.6%, on a constant currency basis, from fiscal 2001 to fiscal 2002, to $2,943.8 million. While the increase is the result of strong growth across all product lines, fiscal 2002 highlights include the following:

  •
  Worldwide net sales of implantable defibrillators grew 18%, on a constant currency basis, driven by strong market acceptance of the GEM® family of defibrillators and the Marquis™ DR, which received United States Food and Drug Administration (USFDA) approval in March 2002. The Marquis DR offers faster charge times for increased patient safety and improved longevity for less frequent replacement.

  •
  Worldwide pacing net sales grew 10%, on a constant currency basis, highlighted by release of the following:

  •
  InSync® device, which was released in the U.S., is designed to improve the pumping capability for patients with congestive heart failure. The InSync allows physicians to program and control the contractions of the right and left sides of the heart independently. It also includes heart-failure specific diagnostic capabilities.

  •
  Kappa® 900 pacemaker, which was released in the U.S., provides atrial monitoring and diagnostic functions to help physicians make more precise patient management decisions.

  •
  Attain™ Over-the-Wire left heart lead, which was market released outside the U.S., is designed to facilitate cardiac resynchronization therapy in patients with failing hearts.

    •
    Medtronic CareLink™ Programmer with Remote View™, which was released both in the U.S. and certain countries outside the U.S., enables clinicians to review data about implantable cardiac devices in real time and consult remotely with another clinician via personal computer. It also assesses stored patient and device diagnostics, and allows for device programming.

        CRM net sales grew 9.3%, on a constant currency basis, from fiscal 2000 to fiscal 2001. This growth is attributable to an 8% increase in pacing systems and a 14% increase in implantable defibrillators. The increase in pacing systems was driven by strong sales of the market leading Kappa, Sigma™ and Vitatron® brand pacemakers. The increase in net sales of implantable defibrillators was driven by the launch of the Medtronic Jewel® AF, the world's first implantable cardioverter defibrillator for treating multiple and rapid rhythm problems, the GEM III and the GEM III AT™ for the treatment of atrial and ventricular fibrillation.

        Looking ahead, we received USFDA approval of the InSync implantable cardioverter defibrillator (ICD) in June of 2002. The InSync ICD provides cardiac resynchronization therapy and will help us to continue to penetrate the large heart failure market.

Neurological and Diabetes    Neurological and Diabetes products consist primarily of implantable neurostimulation devices, implantable drug administration systems, neurosurgery products, urology products, functional diagnostics equipment, gastroenterology products, and medical systems for the treatment of diabetes. Neurological and Diabetes net sales increased by 59.7%, on a constant currency basis, from fiscal 2001 to fiscal 2002, to $1,024.5 million. Excluding diabetes, neurological net sales increased 16.2%, on a constant currency basis, to $744.4 million.

        The increase in neurological net sales was generated by growth in several product lines, with the following three being the primary growth leaders:

  •
  Activa® Parkinson's Control Therapy for the treatment of movement disorders associated with advanced Parkinson's disease, which received USFDA approval in the third quarter of fiscal 2002.

  •
  Lioresal Intrathecal Baclofen Therapy for the treatment of severe spasticity.

  •
  InterStim® Therapy for the treatment of bladder control problems.

        We entered the diabetes business by acquiring MiniMed and MRG in the second quarter of fiscal 2002. With these acquisitions, we have established ourselves as the world leader in the design, development, manufacture, and marketing of advanced infusion insulin pumps for the treatment of diabetes. Diabetes net sales grew 21.2% over the prior year when MiniMed and MRG operated as stand alone companies. This growth was generated by the sale of external pumps and disposables and benefited in part by leveraging our global distribution infrastructure. In addition, a notable driver of this growth came from full U.S. launch of the Paradigm™ Insulin Pump, which is the smallest and easiest to use full-featured pump available on the market.

        Neurological net sales increased by 16.5%, on a constant currency basis, from fiscal 2000 to fiscal 2001, to $644.8 million. This growth was driven by the launch in fiscal 2001 of the Medtronic Synergy™ neurostimulation device for pain and the Medtronic IsoMed® Constant-Flow Infusion System used in the treatment of chronic pain and colorectal cancer.

        Looking ahead, our Neurological and Diabetes segment should continue to benefit from our acquisitions of MiniMed, MRG, and VidaMed. VidaMed provides non-surgical treatment for benign prostatic hyperplasia (BPH) and was acquired late in the fourth quarter of fiscal 2002. The Neurological and Diabetes operating segment is also expected to benefit from the acquisition of Endonetics and the introduction in the first quarter of fiscal 2003 of our Bravo pH Monitoring

System™, a catheter-free diagnostic system that allows for the measurement of esophageal pH levels in patients experiencing or suspected of having gastroesophageal reflux disease (GERD).

Spinal and ENT (Ear, Nose and Throat)    Spinal and ENT products include thoracolumbar, cervical and interbody spinal devices, surgical navigation tools, and surgical products used by ENT physicians. Spinal and ENT net sales increased by 24.0%, on a constant currency basis, from fiscal 2001 to fiscal 2002, to $1,021.2 million. Spinal net sales increased by more than 25%, on a constant currency basis, when compared to last year. The growth in Spinal for fiscal 2002 was primarily attributable to increased demand for therapies to treat a wide range of spinal disorders for which we offer several market leading products. Specific highlights include strong sales of thoracolumbar products (which pertain to the thoracic and lumbar vertebrae), including the TSRH®-3D spinal instrumentation system and the CD HORIZON® spinal system, and interbody products, which benefited from the full market release of the LT-CAGE™, a lumbar tapered fusion device for use in spinal fusion surgery. Late in the year, we introduced the SEXTANT™ minimally invasive system. This system improves surgical techniques to significantly reduce the size of the incision and resulting pain, scarring, and recovery time associated with conventional spinal fusion surgery. ENT net sales grew approximately 15%, on a constant currency basis, when compared to the same period a year ago.

        Spinal and ENT net sales increased by 23.5%, on a constant currency basis, from fiscal 2000 to fiscal 2001. This increase was driven by growth across many existing products, including engineered bone dowels, bone wedges, and spinal cages. The growth was also fueled by new products such as the LT-CAGE™ and the StealthStation® TREON™ Treatment Guidance System, to further improve accuracy and precision during spinal surgery.

        We received USFDA approval for our INFUSE™ bone morphogenetic protein (or bone graft) for spinal fusion in July of 2002. The INFUSE Bone Graft, when used with our LT-CAGE, treats certain types of spinal degenerative disc disease, which commonly cause low back pain. By using the INFUSE Bone Graft, physicians are able to eliminate the second surgery normally required to harvest the patient's bone. After more than three decades of study, the INFUSE Bone Graft is the first product of its kind widely available.

Vascular    Vascular products consist of coronary stents, balloon and guiding catheters, and peripheral vascular products. Vascular sales decreased by 0.6%, on a constant currency basis, from fiscal 2001 to fiscal 2002, to $902.3 million. This decrease reflects a 9% decrease, on a constant currency basis, in coronary vascular products, partially offset by a 91% increase, on a constant currency basis, in products that treat abdominal aortic aneurysms (AAA). The decrease in net sales related to coronary vascular products is due to being enjoined from selling our rapid exchange perfusion delivery system in the U.S., beginning in September 2001, as a result of an arbitration award received in July 2001. This arbitration award found that certain of our rapid exchange perfusion delivery systems infringed a competitor's patent. This injunction resulted in a reduction of U.S. rapid exchange perfusion delivery system net sales of approximately $50.0 million per quarter. We continue to offer all of our coronary stents with alternative delivery systems in the U.S. and rapid exchange delivery systems outside the U.S. We are currently pursuing several options to reenter the U.S. single operator market. The increase in net sales of products to treat AAA was led by full availability of all sizes of the AneuRx® Stent Graft System during the year.

        Vascular net sales grew by 20.7%, on a constant currency basis, from fiscal 2000 to fiscal 2001. Over the same period, coronary vascular net sales grew by approximately 23%. This growth was driven by strong acceptance of the full-featured S660™ and S670™ coronary stents, the BeStent 2™ coronary stent, and the commercial release of the S7™ coronary stent system, in both over-the-wire and rapid exchange versions in the last quarter of fiscal 2001.

        Looking ahead, we expect our strategic alliance with Abbott Laboratories to accelerate our entry into the drug-eluting stent market. After fiscal 2002 year end, we received USFDA approval of the

Stormer™ Over-the-Wire balloon catheter and the Bridge™ Assurant peripheral stent. Also, development work continues on a new vascular delivery system. This new delivery system represents a fundamental shift from existing technologies. The delivery system is expected to be commercially available in the U.S. later in fiscal 2003 for both balloon angioplasty and stent delivery.

Cardiac Surgery    Cardiac Surgery products include perfusion systems, heart valves, minimally invasive cardiac surgery products and surgical accessories. Cardiac Surgery net sales increased 8.5%, on a constant currency basis, from fiscal 2001 to fiscal 2002, to $519.0 million. Perfusion systems net sales declined 4%, on a constant currency basis, from the prior year, reflecting the continued industry shift toward beating heart procedures. As a result of this shift in the market, net sales from minimally invasive heart surgery products increased by approximately 55%, on a constant currency basis, driven by the continued acceptance of the Medtronic Octopus® tissue stabilizer and the Medtronic Starfish™ heart positioner. Heart valve revenue increased approximately 19%, on a constant currency basis. The market continues to shift from mechanical to tissue valves, which is particularly beneficial given our broad offerings of tissue valve products, led by the Mosaic® tissue valve.

        Cardiac Surgery net sales increased by 8.0%, on a constant currency basis, from fiscal 2000 to fiscal 2001. The growth in fiscal 2001 was the result of the growth in tissue valve sales and minimally invasive cardiac surgery products.

        Looking ahead, we expect to continue to benefit from the shift in market demand from mechanical valves to tissue valves as well as from procedures performed on an arrested heart to beating heart procedures.

Costs and Expenses

The following is a summary of major costs and expenses as a percent of net sales:

	Fiscal Year
	2002	2001	2000
Cost of products sold	25.8%	25.4%	25.2%
Research & development	10.1	10.4	9.7
Selling, general & administrative	30.6	30.4	31.5
Special charges	4.5	6.1	0.3
Purchased in-process research & development	4.6	0.0	0.0
Other (income)/expense	0.5	1.2	1.4
Interest (income)/expense	0.1	(1.3)	(0.3)

Cost of Products Sold    Fiscal 2002 costs of products sold as a percent of net sales increased by 0.4 percentage points from fiscal 2001 to 25.8%. The increase in cost of sales as a percent of net sales is primarily the result of the following two factors: (1) the unfavorable impact of foreign exchange rates compared to the prior year, and (2) lower gross margins on recent acquisitions. The margins realized by these acquisitions, however, are expected to improve as operations reflect the efficiencies gained by our integration. In the second quarter of fiscal 2002, we incurred an additional $10.0 million of expense resulting from the write-up of MiniMed inventory in accordance with purchase accounting rules, which also contributed to the increase in cost of products sold as a percent of net sales. Fiscal 2001 costs of products sold as a percent of net sales, of 25.4%, remained materially consistent with fiscal 2000.

Research and Development    Consistent with prior years, we have continued to invest heavily in the future by spending aggressively on research and development efforts, with research and development spending representing 10.1% of net sales, or $646.3 million, in fiscal 2002. We are committed to developing technological enhancements and new indications for existing products, as well as less invasive and new technologies to address unmet patient needs and to help reduce patient care costs and length of hospital stay.

        Presented below are the most important products that received USFDA approval and/or were launched in the U.S. in fiscal 2002:

Product	Applicable for	Date
D2 Balloon Catheters	Coronary artery disease	June 2001
GuardWire Plus™	Embolic protection	June 2001
Starfish Heart Positioner	Beating heart by-pass surgery	June 2001
Mosaic Tissue Valve	Heart valve replacement	August 2001
InSync System	Heart failure with ventricular dysynchrony	August 2001
Bridge SE Bilary Stent	Peripheral vascular disease	October 2001
Sprint Quattro™ Secure Lead	Abnormally rapid heart rates	November 2001
Kappa 900	Abnormally slow heart rates	December 2001
Synergy Versitrel Neurostimulator	Chronic pain	January 2002
Activa Parkinson's Control Therapy	Parkinson's disease	January 2002
Cardioblate™ Ablation System	General ablation of cardiac tissue	January 2002
Paradigm Insulin Infusion Pump	Diabetes	February 2002
Strata™ Valve	Hydrocephalus (dilation of the cerebral ventricals)	February 2002
S660 Coronary Stent System	Coronary artery disease	February 2002
Marquis DR ICD	Abnormally rapid heart rates	March 2002
Medtronic CareLink Programmer	Allows for remote view of data by physicians	March 2002

Selling, General and Administrative    Fiscal 2002 selling, general and administrative expense as a percentage of net sales increased by 0.2 percentage points from fiscal 2001 to 30.6%. This increase primarily relates to the impact of recent acquisitions on the consolidated cost structure. We continue to be committed to controlling costs through identification of efficiencies in conjunction with the integration of acquisitions and the implementation of cost control measures in our existing businesses.

        Fiscal 2001 selling, general and administrative expense as a percentage of net sales decreased by 1.1 percentage points from fiscal 2000 to 30.4%. The majority of this decrease was attributable to continued cost control measures, partially offset by increased field sales coverage expenses.

Non-recurring Charges    Non-recurring charges taken during the previous three years were as follows:

	Fiscal Year
(in millions)
	2002	2001	2000
Special charges:
Litigation	$244.9	$231.3	$15.5
Asset write-downs	6.9	59.9	6.2
Restructuring charges	29.2	23.0	2.3
Acquisition-related charges	0.0	4.2	14.7
Gain on equity investment	(36.8)	0.0	0.0
Foundation contribution	47.6	20.4	0.0
Changes in estimates	(1.0)	0.0	(24.9)

Total special charges	290.8	338.8	13.8
Inventory write-off	0.0	8.4	0.0
Purchased IPR&D	293.0	0.0	0.0
Acquisition-related debt issue costs	32.0	0.0	0.0

Total non-recurring charges	615.8	347.2	13.8
Less tax impact	(122.6)	(111.1)	(2.3)

Total non-recurring charges, after tax	$493.2	$236.1	$11.5

Special Charges    In fiscal 2002, we recorded $244.9 million of charges related to legal settlements. The largest of the settlements, payable to a competitor, was for $167.3 million including interest and costs related to an April 2002 arbitration panel's ruling. This ruling found that our rapid exchange perfusion delivery systems used in products for coronary angioplasty are not covered by the license that Arterial Vascular Engineering, Inc. (AVE) had acquired from C.R. Bard, Inc. and therefore infringed the competitor's patents. We stopped selling the rapid exchange perfusion delivery systems in U.S. markets in September 2001 as a result of a separate case brought by a competitor with respect to the same product. That case was decided in a July 2001 arbitration panel ruling and was recorded in the fourth quarter of fiscal 2001 as discussed below. However, in the first quarter of fiscal 2002, we recorded an additional charge of $27.0 million related to the July 2001 arbitration award. Other litigation charges of $21.9 million and $9.1 million were incurred in the fourth and second quarters, respectively. A non-product settlement charge of $19.6 million was recorded in our third quarter and pertains to business matters that occurred in prior years and is protected by a confidentiality agreement.

        In the first quarter of fiscal 2002, we also recorded a charge of $35.1 million to finalize the initiatives to restructure certain neurological sales offices, reduce and consolidate certain manufacturing operations, and streamline and reorganize our European sales organizations to further integrate acquisitions. These restructuring initiatives were announced in the fourth quarter of fiscal 2001 and resulted in the termination of approximately 650 employees, a net reduction of 450 positions, and annualized savings of approximately $35.0 to $40.0 million. Included in this charge were $6.9 million of write-downs for assets which will no longer be utilized and a reversal of a $1.0 million reserve related to our fiscal 2000 Latin America restructuring initiatives no longer considered necessary as the restructuring initiatives had been completed.

        In fiscal 2002, we also recorded a $36.8 million gain on an equity investment that was contributed to the Medtronic Foundation.

        In fiscal 2001, we recorded net charges of $231.3 million for litigation and related expenses. The vast majority of this charge relates to two adverse patent infringement decisions that were received subsequent to our fiscal 2001 year end, but prior to issuance of the fiscal 2001 financial statements. In June 2001, an appeals court affirmed an earlier judgment against us in a patent infringement lawsuit commenced by a competitor. The amount of the judgment plus interest totaled $52.1 million. In July 2001, we received the arbitration decision described above relating to certain of our rapid exchange perfusion delivery systems, and ordering damages of approximately $169.0 million, plus legal costs. An injunction against sales of these products in the U.S. was issued in September 2001. During the year we incurred several other charges for smaller litigation settlements. In addition, we received a favorable settlement of $20.4 million in the third quarter that was contributed to the Medtronic Foundation.

        In fiscal 2001, as a result of the July 2001 arbitration award described above, we wrote off $66.6 million of assets related to our rapid exchange perfusion technology. Specifically, we wrote off $21.0 million of intangible assets directly related to the rapid exchange perfusion technology, and $37.2 million of the goodwill previously recorded for the Bard cath lab acquisition. The goodwill impairment amount was determined on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangibles acquired from C.R. Bard, Inc. The arbitration panel also allowed for an injunction on future U.S. sales of these delivery systems, and accordingly, we wrote off $8.4 million of excess rapid exchange perfusion inventory to cost of sales. During the year we also wrote off assets of less than $2.0 million related to the fiscal 2001 restructuring initiatives discussed below.

        During fiscal 2001, we recorded $23.0 million of restructuring related charges. As previously mentioned, during the fourth quarter of fiscal 2001, we announced restructuring initiatives aimed at further streamlining operations. We recognized $13.6 million of the total estimated charges in fiscal 2001. We also recorded a restructuring charge of $9.4 million related to the integration of PercuSurge, which we acquired in the third quarter, and a charge of $4.2 million for transaction costs in connection with the acquisition.

        In fiscal 2000, we recorded charges for a litigation settlement and transaction costs in connection with the merger with Xomed. We also incurred restructuring and asset impairment charges related to the termination of a distribution relationship and the conversion of certain direct sales operations in Latin America to distributor arrangements. These restructuring efforts were substantially complete in fiscal 2001, with all remaining efforts finalized in fiscal 2002. In fiscal 2000, we also reversed a reserve of $24.9 million, which was no longer considered necessary. These reserves had been established in connection with our 1999 restructuring activities related to our mergers with Physio-Control, Sofamor Danek, and AVE and our purchase of Avecor.

Purchased In-Process Research and Development    In the third quarter of fiscal 2002, we acquired Endonetics. At the date of the acquisition, we expensed $32.7 million of the purchase price for purchased in-process research and development related to the Gatekeeper™ Reflux Repair System (Gatekeeper), which had not yet reached technological feasibility and had no alternative future use. The Gatekeeper is a therapeutic medical device comprised of hydrogel prostheses that are implanted in the esophageal wall. At the time of the acquisition, we did not have a therapeutic product offering in the Gastroesophageal Reflux Disease (GERD) market. We believe the Gatekeeper will distinguish itself in this market by its ease of use, ability to reduce treatment costs associated with extended drug therapies, and its less invasive approach to treating GERD. At the time of acquisition, the Gatekeeper was in human clinical trials. The clinical trials must be completed before regulatory approval can be obtained. In fiscal year 2002, we incurred $1.3 million of costs and expect to incur $1.0 to $3.0 million of annual costs in fiscal years 2003 and 2004 to bring this product to commercialization. Total expected project cost, including costs already incurred and expected to be incurred, is $6.4 to $10.4 million. These costs are being funded by internally generated cash flows.

        In the second quarter of fiscal 2002, we acquired MiniMed. At the date of the acquisition, we expensed $35.4 million of the purchase price for purchased in-process research and development related to a disposable pump that had not yet reached technological feasibility and had no alternative future use. Disposable pumps are designed to be used as an infusion system that is attached to the body using an adhesive and delivers a pre-set constant rate of drug. At the time of the acquisition, MiniMed did not have a primary product offering in the insulin-using Type 2 diabetes market. We believe the disposable pump will distinguish itself in the Type 2 market by its convenience and ease of use. At the time of acquisition, the disposable pump was still under development and had not been approved for sale by regulatory authorities. In fiscal 2002, we incurred $3.9 million in costs and expect to incur $2.0 to $4.0 million of costs in fiscal 2003. Although we are currently evaluating the underlying technology related to this project, we anticipate we will incur up to $4.0 million of annual costs in fiscal years 2004 and 2005 to bring a disposable pump product to commercialization. Total expected project costs, including costs already incurred, are approximately $26.1 to $36.1 million. These costs are being funded with internally generated cash flows.

        In connection with the MiniMed acquisition discussed above, we acquired MRG in the second quarter of the current fiscal year. At the date of acquisition, we expensed $224.9 million of the purchase price for purchased in-process research and development related to a long-term glucose sensor and an implantable glucose monitoring sensor that had not yet reached technological feasibility and had no alternative future use. At the time of the acquisition, MRG had no product offerings in the diabetes market, and these projects were expected to enable MRG to enter this high-potential implantable market. The long-term glucose sensor is designed to be used with an implantable pump to automatically maintain glucose levels by continuously monitoring and adjusting the rate of insulin infusion without the need for frequent intervention by the physician or patient. At the time of the acquisition, the long-term glucose sensor was in human clinical trials. The clinical trials need to be completed before regulatory approval can be obtained. The implantable glucose monitoring system is used by patients to monitor glucose levels. At the time of the acquisition, MRG had filed, and received approval from the USFDA, for the investigational device exemption, allowing MRG to proceed with clinical studies. In fiscal year 2002, we incurred $3.3 million of costs and expect to incur $7.0 to $10.0 million of annual costs in fiscal years 2003, 2004, and 2005, to bring this product to commercialization. Total expected project cost, including costs already incurred, is $33.5 to $42.5 million. These costs are being funded by internally generated cash flows. The fair values assigned to the long-term glucose sensor and to the implantable glucose monitoring system were $219.7 million and $4.4 million, respectively. Other minor product categories were valued at $0.8 million.

        The value assigned to Endonetics' purchased in-process research and development was based on a valuation prepared internally, using a methodology consistent with valuation techniques used by independent appraisers. The values assigned to purchased in-process research and development for MiniMed and MRG were based on a valuation prepared by an independent third-party appraisal company. All values were determined by identifying research projects in areas for which technological feasibility had not been established. All values were determined by estimating the revenue and expenses associated with a project's sales cycle and by estimating the amount of after tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process research and development.

        We expect that all the acquired in-process research and development will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability were not achieved, we would look to other alternatives to provide these therapies.

        No charges were taken in fiscal 2001 or fiscal 2000 related to purchased in-process research and development as all acquisitions in those years were accounted for using the pooling-of-interest method of accounting, which does not require assigning value to purchased in-process research and development.

Acquisition-Related Debt Issue Costs    Debt issue costs in fiscal 2002 relate to the costs incurred to issue contingent convertible debentures totaling $2,012.5 million in September 2001. The total costs incurred to issue the debentures were $32.0 million, which were recorded in interest expense. The net proceeds from the debentures were used to repay a substantial portion of the bridge financing obtained in connection with the acquisitions of MiniMed and MRG. See Note 6 to the consolidated financial statements for more information regarding these debentures.

Other Income/Expense    Other income/expense includes intellectual property amortization expense, royalty income and expense, minority investment gains and losses and foreign currency hedging gains and losses. In fiscal years 2001 and 2000, other income/expense included goodwill amortization. Other expense, net decreased by approximately $30.0 million from fiscal 2001 to fiscal 2002. This decrease primarily relates to our discontinuance of goodwill amortization in accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," which was adopted in the first quarter of fiscal 2002, and higher gains on foreign currency hedging activities, partially offset by increased amortization expense of purchased technology resulting from acquisitions made during the year, and increased royalty expense in our vascular business. Had goodwill been amortized in fiscal 2002 using methodologies and assumptions consistent with fiscal 2001 and amounts consistent with April 27, 2001, we would have recognized an additional $61.7 million of expense.

        Other expense, net decreased by approximately $6.2 million in fiscal 2001 as compared to fiscal 2000. This decrease is primarily the result of increased gains from foreign currency hedging activities.

Interest Income/Expense    In fiscal 2002, net interest expense was $6.6 million, a decrease of $80.8 million from net interest income of $74.2 million in fiscal 2001. This decrease is primarily attributable to lower average interest rates and higher average borrowings used to finance the MiniMed and MRG acquisitions. Also included in fiscal 2002 net interest expense was $32.0 million of debt issue costs associated with contingent convertible debentures issued in connection with the MiniMed and MRG acquisitions.

Income Taxes

				Percentage Point Increase/ (Decrease)
	Fiscal Year
(dollars in millions)
	2002	2001	2000	FY02/01	FY01/00
Provision for income taxes	$540.2	$503.4	$530.6	N/A	N/A
Effective tax rate	35.4%	32.5%	32.9%	2.9	(0.4)
Impact of non-recurring charges	4.4%	0.1%	0.2%	4.3	(0.1)
Effective tax rate excluding non-recurring charges	31.0%	32.4%	32.7%	(1.4)	(0.3)

        The increase in the impact of non-recurring charges primarily relates to charges of $293.0 million in fiscal 2002 for purchased in-process research and development. These charges are not deductible for income tax purposes.

        The reduction in the fiscal 2002 and 2001 effective income tax rate, excluding the impact of non-recurring charges, is due to tax planning initiatives, including benefits of our tax-advantaged facilities in Switzerland, Ireland and Puerto Rico. We expect to further reduce our effective income tax rate in fiscal 2003 as we pursue additional tax savings opportunities.

Liquidity and Capital Resources

	Fiscal Year
(dollars in millions)
	2002	2001
Working capital	$(496.9)	$2,397.5
Current ratio*	0.9 : 1.0	2.8 : 1.0
Cash, cash equivalents, and short-term investments	$533.7	$1,231.7
Short-term borrowings and long-term debt	$2,525.6	$158.7
Net cash position**	$(1,991.9)	$1,073.0
Long-term investments	$637.0	$683.2

*
Current ratio is the ratio of current assets to current liabilities.
**
Net cash position is the sum of cash, cash equivalents, and short-term investments less short-term borrowings and long-term debt.

        The decrease in our working capital, current ratio, and net cash position primarily relates to approximately $4,057.6 million of cash paid in fiscal 2002 for our current year acquisitions, net of cash received. These cash payments were funded by a combination of cash generated from operations and proceeds from a bridge loan. The bridge loan was subsequently repaid with proceeds of $2,012.5 million from the issuance of contingent convertible debentures. See the "Debt and Capital" section of this analysis for information regarding the terms of the contingent convertible debentures, including the put feature, as well as our lines of credit. We believe our existing unused lines of credit of $1,241.6 million, if needed, will satisfy our foreseeable working capital requirements.

        During fiscal 2000, we entered into an agreement that expires in fiscal 2003, to sell, at our discretion, specific pools of our Japanese trade receivables. At April 26, 2002 and April 27, 2001, we had sold approximately $62.7 million and $60.0 million, respectively, of our trade receivables to a financial institution. The discount cost related to the sale was immaterial and was recorded as interest expense in the accompanying consolidated financial statements.

Long-Term Contractual Obligations and Other Commercial Commitments

        Presented below is a summary of contractual obligations and other minimum commercial commitments. See Notes 4, 6, and 12 to the consolidated financial statements for additional information regarding foreign currency contracts, long-term debt, and lease obligations, respectively.

	Maturity by Fiscal Year
(in millions)
	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt, excluding capital leases	$11.2	$3.6	$7.5	$0.1	$—	$—	$—
Capital leases	3.0	1.1	0.7	0.3	0.3	0.3	0.3
Foreign currency contracts(1)	907.5	601.0	279.1	27.4	—	—	—
Operating leases(2)	123.9	34.5	28.2	21.7	17.9	13.1	8.5
Inventory purchases(2)(3)	150.0	118.6	20.1	5.4	2.1	3.2	0.6
Commitments to fund minority investments(2)(4)	208.8	18.1	15.7	107.0	68.0	—	—
Other	104.2	12.6	39.6	13.6	12.7	13.8	11.9

Total	$1,508.6	$789.5	$390.9	$175.5	$101.0	$30.4	$21.3

(1)
As these obligations were entered into as hedges, the majority of these obligations will be funded by the underlying assets.
(2)
In accordance with accounting principles generally accepted in the U.S., these obligations are not reflected in the accompanying consolidated balance sheet.
(3)
Our inventory purchase commitments do not exceed our projected requirements over the related terms and are in the normal course of business.
(4)
Certain commitments related to the funding of minority investments are contingent upon the achievement of certain product-related milestones and various other favorable operational conditions. While it is not certain if and/or when these payments will be made, the maturity dates included in this table reflect our best estimates.

Debt and Capital

        The Company's capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percent of total capital was 28.2% at April 26, 2002 and 2.8% at April 27, 2001. The Company has existing lines of credit, which includes our syndicated credit facilities, totaling $1,745.2 million with various banks, of which approximately $1,241.6 million is available at April 26, 2002.

        On September 17, 2001, we completed a $2,012.5 million private placement of 1.25% contingent convertible debentures due September 15, 2021. Each debenture is convertible into our common stock at an initial conversion price of $61.81 per share. We may be required to repurchase the securities at the option of the holders in September 2002, 2004, 2006, 2008, 2011, and 2016. The purchase price would be equal to the principal amount of the debentures plus any accrued and unpaid interest on the debentures to the repurchase date. Our current and foreseeable capital structure and liquidity position are sufficient to meet the obligation if the holders require us to repurchase the securities. If the repurchase option is exercised, we may elect to repurchase the securities with cash, our common shares, or some combination thereof. We may elect to redeem the securities for cash at any time after September 2006. The net proceeds from this offering were used to repay a substantial portion of the outstanding bridge financing obtained in connection with the acquisitions of MiniMed and MRG.

        In connection with the issuance of the convertible debentures, Standard and Poor's Ratings Group and Moody's Investors Service issued us strong long-term debt ratings of AA- and A1, respectively. These ratings rank us in the top 10% of all U.S. companies rated by these agencies.

        To increase our liquidity and flexibility to support ongoing operations and working capital needs, we implemented a $1,000.0 million commercial paper program effective December 14, 2001. In March 2002, this commercial paper program was increased to $1,500.0 million. This program allows us to issue debt securities with maturities up to 364 days from the date of issuance. At April 26, 2002, outstanding commercial paper totaled $249.8 million. The weighted average annual original maturity of the commercial paper outstanding was approximately 24 days and the weighted average annual interest rate was 1.81%.

        In connection with the issuance of the commercial paper, Standard and Poor's Rating Group and Moody's Investors Service issued us strong short-term debt ratings of A-1+ and P-1, respectively. These ratings rank us in the top 10% of all U.S. companies rated by these agencies.

        In conjunction with the commercial paper program, we signed two syndicated credit facilities totaling $1,250.0 million with various banks on January 24, 2002. The two credit facilities consist of a 364-day $750.0 million facility and a five-year $500.0 million facility. The purpose of these syndicated credit facilities is to provide backup funding for the commercial paper program as well as general corporate purposes. Interest rates on these borrowings are determined by a pricing matrix based on our long-term debt ratings assigned by Standard and Poor's Ratings Group and Moody's Investors Service. Facility fees are payable on the credit and determined in the same manner as the interest rates. Under terms of the agreements, our consolidated tangible net worth must at all times be greater than or equal to $1,040.4 million, increased by an amount equal to 100% of the net cash proceeds from any equity offering occurring after January 24, 2002. Our consolidated tangible net worth at April 26, 2002 was approximately $2,274.6 million. The agreements also contain other customary covenants and events of default.

Return on Equity

	Fiscal Year
	2002	2001	2000
Return on equity	16.5%	20.9%	26.1%
Effects of non-recurring charges	6.8%	4.1%	(1.1%)
Return on equity excluding non-recurring charges	23.3%	25.0%	25.0%

        One of our key financial objectives is achieving an annual return on equity (ROE) of at least 20%, excluding non-recurring charges. ROE compares net earnings to average shareholders' equity and is a key measure of management's ability to utilize the shareholders' investment in Medtronic effectively.

        In the first quarter of fiscal 2002, our Board of Directors authorized a repurchase program to purchase up to 25.0 million shares of common stock. During fiscal 2002, 670,000 shares were repurchased at an average repurchase price of $38.20. No shares were repurchased in fiscal 2001. In fiscal 2000, we had a systematic repurchase program under which we repurchased 13.0 million shares at an average price of $38.39. This systematic repurchase program was discontinued in the fourth quarter of fiscal 2000.

Operations Outside of the United States

The following charts illustrate U.S. net sales versus net sales outside the U.S. by fiscal year:

Fiscal Year 2002 (in millions)	Fiscal Year 2001 (in millions)	Fiscal Year 2000 (in millions)

Consolidated Net Sales $6,410.8	Consolidated Net Sales $5,551.8	Consolidated Net Sales $5,016.3

        From fiscal 2001 to fiscal 2002, consolidated net sales outside the U.S. have not grown as fast as U.S. consolidated net sales as a result of foreign exchange rate fluctuations and as growth of U.S. sales have been particularly strong across several product lines. The increase in the U.S. is also driven by net sales from MiniMed, which was acquired in the second quarter of fiscal 2002, as MiniMed primarily operated in the U.S. During fiscal 2003, we will benefit as we continue to integrate MiniMed's operations with our global distribution infrastructure. These increases were partially offset by a decrease in Vascular net sales. From fiscal 2000 to fiscal 2001, consolidated net sales outside the U.S. did not grow as fast as U.S. consolidated net sales as a result of foreign exchange rate fluctuations.

        Net sales outside the U.S. are accompanied by certain financial risks, such as collection of receivables, which typically have longer payment terms. Outstanding receivables from customers located outside of the U.S. totaled $617.7 million at April 26, 2002, or 38.6% of total outstanding accounts receivable, and $527.6 million at April 27, 2001, or 41.8% of total outstanding accounts receivable. Operations outside the U.S. could be negatively impacted by unfavorable changes in political, labor or economic conditions, unexpected changes in regulatory requirements or potentially adverse foreign tax consequences, among other factors.

Market Risk

Due to the global nature of our operations, we are subject to the exposures that arise from foreign exchange rate fluctuations. We manage these exposures using operational and economic hedges as well as derivative financial instruments. The primary currencies hedged are the Yen and the Euro.

        Our objective in managing exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes. We enter into various contracts, principally forward contracts that change in value as foreign exchange rates change, to protect the value of existing foreign currency assets, liabilities, net investments, and probable commitments. The gains and losses on these contracts offset changes in the value of the related exposures. It is our policy to enter into foreign currency hedging transactions only to the extent true exposures exist; we do not enter into foreign currency transactions for speculative purposes. Our risk management activities for fiscal 2002 were successful in minimizing the net earnings and cash flow impact of currency fluctuations despite volatile market conditions.

        We had forward exchange contracts outstanding in notional amounts of $907.5 million and $382.3 million at April 26, 2002 and April 27, 2001, respectively. The fair value of all foreign currency derivative contracts outstanding at April 26, 2002 was $40.5 million, which does not represent our annual exposure. A sensitivity analysis of changes of the fair value of all derivative foreign exchange contracts outstanding at April 26, 2002 indicates that, if the U.S. dollar uniformly weakened by 10% against all currencies, the fair value of these contracts would decrease by $85.6 million. Conversely, if the U.S. dollar uniformly strengthened by 10% against all major currencies, the fair value of these contracts would increase by $77.8 million. Any gains and losses on the fair value of derivative contracts would be largely offset by losses and gains on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis.

        We are also exposed to interest rate changes affecting principally our investments in interest rate sensitive instruments. A sensitivity analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10% decrease in short-term interest rates compared to interest rates at April 26, 2002 indicates that the fair value of these instruments would increase by $1.8 million. Conversely, a 10% increase would decrease the value of these instruments by $1.7 million.

Government Regulation and Other Considerations

Our medical devices are subject to regulation by numerous government agencies, including the USFDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our medical devices.

        Authorization to commercially distribute a new medical device in the U.S. is generally received in one of two ways. The first, known as the 510(k) process, requires us to demonstrate that our new medical device is substantially equivalent to a medical device first marketed before May 1976. In this process, we must submit data that supports our equivalence claim. If human clinical data is required, it must be gathered in compliance with USFDA investigational device regulations. We must receive an order from the USFDA finding substantial equivalence before we can commercially distribute the new medical device. Modifications to approved medical devices can generally be made without compliance with the 510(k) process if the changes do not significantly affect safety or effectiveness.

        The second, more rigorous process, known as pre-market approval (PMA), requires us to independently demonstrate that the new medical device is safe and effective. We do this by collecting human clinical data for the medical device. The USFDA will authorize commercial release if it determines there is reasonable assurance that the medical device is safe and effective. This process is generally much more time consuming and expensive than the 510(k) process.

        Both before and after a product is commercially released, we have ongoing responsibilities under USFDA regulations. The USFDA reviews design and manufacturing practices, labeling and recordkeeping for medical devices, and manufacturers' required reports of adverse experience and other information to identify potential problems with marketed medical devices. If the USFDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the USFDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order repair, replacement, or refund of such devices, and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The USFDA may also enjoin and restrain certain violations of applicable law pertaining to medical devices, or initiate action for criminal prosecution of such violations. The USFDA also administers certain controls over the export of medical devices from the U.S.

        International sales of our medical devices that have not received USFDA approval are subject to USFDA export requirements. Each foreign country where we export medical devices also subjects such medical devices to their own regulatory requirements. Frequently, we obtain regulatory approval for medical devices in foreign countries first because their regulatory approval is faster or simpler than that of the USFDA. However, as a general matter, foreign regulatory requirements are becoming increasingly stringent. In the European Union, a single regulatory approval process has been created, and approval is represented by the CE Mark.

        The process of obtaining approval to distribute medical products is costly and time consuming in virtually all of the major markets where we sell medical devices. We cannot assure that any new medical devices we develop will be approved in a timely or cost-effective manner.

        Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, and managed care arrangements, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical devices. Government programs, including Medicare and Medicaid, private healthcare insurance and managed care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments. This has created an increasing level of price sensitivity among customers for our products. Some third-party payers must also approve coverage for new or innovative devices or therapies before they will reimburse healthcare providers using the medical devices or therapies. Even though a new medical device may have been cleared for commercial distribution, we may find limited demand for the device until reimbursement approval has been obtained from governmental and private third-party payers. Although we believe we are well-positioned to respond to changes resulting from the worldwide trend toward cost containment as a result of our manufacturing efficiencies and cost controls, uncertainty as to the nature of any future legislation or changes makes it difficult for us to predict the potential impact of these trends on future operating results.

        We operate in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments in order to continue selling the products. At any given time, we are generally involved as both a plaintiff and a defendant in a number of patent infringement actions. While we believe that the patent litigation incident to our business will generally not have a material adverse impact on our financial position or liquidity, it may be material to the consolidated financial results of operations of any one period. See Note 13 to the consolidated financial statements for additional information.

        We operate in an industry susceptible to significant product liability claims. These claims may be brought by individuals seeking relief for themselves or by groups seeking to represent a class. In addition, product liability claims may be asserted against us in the future based on events we are not aware of at the present time.

        We are also subject to various environmental laws and regulations both within and outside the U.S. Like other medical device companies, our operations involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify the potential impact of compliance with environmental protection laws, we believe that such compliance will not have a material impact on our financial position, results of operations or liquidity.

        In previous years, a portion of our insurable risks were covered by insurance policies, which had shifted to increasingly higher levels of self-insurance retentions. Rates charged by insurance companies for coverage on most of our insurance policies have significantly increased for several reasons, including the current economic factors impacting the insurance industry and the terrorist attacks of September 11, 2001. As a result of these dramatic increases, we elected to transition to self-insurance at the beginning of fiscal 2003 and will continue to evaluate obtaining insurance coverage in the future. Based on historical loss trends, we believe that our self-insurance program will be adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on our financial position, results of operations and liquidity.

Cautionary Factors That May Affect Future Results

        Certain statements contained in this Annual Report and other written and oral statements made from time to time by us do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "possible," "project," "should," "will" and similar words or expressions. Our forward-looking statements generally relate to our growth strategies, financial results, product development, regulatory approvals, competitive strengths, the scope of our intellectual property rights, and sales efforts. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions, including, among others, those discussed in the previous section entitled "Government Regulation and Other Considerations" and in Item 1 of our Annual Report on Form 10-K under the heading "Cautionary Factors That May Affect Future Results." Consequently, no forward-looking statement can be guaranteed and actual results may vary materially.

        We undertake no obligation to update any forward-looking statement, but investors are advised to consult any further disclosures by us on this subject in our filings with the Securities and Exchange

Commission, especially on Forms 10-K, 10-Q, and 8-K (if any), in which we discuss in more detail various important factors that could cause actual results to differ from expected or historic results. We note these factors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

MEDTRONIC, INC.
REPORT OF MANAGEMENT

The management of Medtronic, Inc., is responsible for the integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Where necessary, they reflect estimates based on management's judgment.

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

        The Audit Committee of the Board of Directors, composed of independent directors, meets regularly with management, the Company's internal auditors, and its independent accountants to discuss audit scope and results, internal control evaluations, and other accounting, reporting, and financial matters. The independent accountants and internal auditors have access to the Audit Committee without management's presence.

Arthur D. Collins, Jr.
Chairman of the Board and Chief Executive Officer

Robert L. Ryan
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Medtronic, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc., and its subsidiaries at April 26, 2002 and April 27, 2001, and the results of their operations and their cash flows for each of the three years in the period ended April 26, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
May 22, 2002, except for Note 16, which is as of July 10, 2002

MEDTRONIC, INC.
STATEMENTS OF CONSOLIDATED EARNINGS

	Fiscal Year
(in millions, except per share data)
	2002	2001	2000
Net sales	$6,410.8	$5,551.8	$5,016.3
Costs and expenses:
Cost of products sold	1,652.7	1,410.6	1,265.8
Research and development expense	646.3	577.6	488.2
Selling, general and administrative expense	1,962.8	1,685.2	1,578.8
Special charges	290.8	338.8	13.8
Purchased in-process research and development	293.0	—	—
Other (income)/expense	34.4	64.4	70.6
Interest (income)/expense	6.6	(74.2)	(15.7)

Total costs and expenses	4,886.6	4,002.4	3,401.5
Earnings before income taxes	1,524.2	1,549.4	1,614.8
Provision for income taxes	540.2	503.4	530.6

Net earnings	$984.0	$1,046.0	$1,084.2

Earnings per share
Basic	$0.81	$0.87	$0.91

Diluted	$0.80	$0.85	$0.89

Weighted average shares outstanding
Basic	1,211.6	1,203.0	1,194.7

Diluted	1,224.4	1,226.0	1,223.4

See accompanying notes to consolidated financial statements.

MEDTRONIC, INC.
CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)	April 26, 2002	April 27, 2001
Assets
Current Assets:
Cash and cash equivalents	$410.7	$1,030.3
Short-term investments	123.0	201.4
Accounts receivable, less allowances of $77.5 and $34.9, respectively	1,522.5	1,226.1
Inventories	748.1	729.5
Deferred tax assets	324.4	281.5
Prepaid expenses and other current assets	359.3	288.0

Total Current Assets	3,488.0	3,756.8
Property, Plant, and Equipment, net	1,451.8	1,176.5
Goodwill, net	4,034.6	995.9
Patents and Other Intangible Assets, net	1,060.3	239.4
Long-Term Investments	637.0	683.2
Other Assets	232.8	187.1

Total Assets	$10,904.5	$7,038.9

Liabilities and Shareholders' Equity
Current Liabilities:
Short-term borrowings	$2,516.1	$145.4
Accounts payable	268.2	205.9
Accrued compensation	340.3	248.2
Accrued income taxes	148.5	204.1
Other accrued expenses	711.8	555.7

Total Current Liabilities	3,984.9	1,359.3
Long-Term Debt	9.5	13.3
Deferred Tax Liabilities	233.8	—
Long-Term Accrued Compensation	98.3	88.3
Other Long-Term Liabilities	146.9	68.5

Total Liabilities	4,473.4	1,529.4
Commitments and Contingencies	—	—
Shareholders' Equity:
Preferred stock—par value $1.00; 2,500,000 shares authorized, none outstanding	—	—
Common stock—par value $0.10; 1.6 billion shares authorized, 1,215,208,524 and 1,209,514,816 shares issued and outstanding	121.5	121.0
Retained earnings	6,493.0	5,576.3
Accumulated other non-owner changes in equity	(168.0)	(168.8)

	6,446.5	5,528.5
Receivable from Employee Stock Ownership Plan	(15.4)	(19.0)

Total Shareholders' Equity	6,431.1	5,509.5

Total Liabilities and Shareholders' Equity	$10,904.5	$7,038.9

See accompanying notes to consolidated financial statements.

MEDTRONIC, INC.
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(in millions)	Common Stock	Retained Earnings	Accumulated Other Non- Owner Changes in Equity	Receivable from ESOP	Total Shareholders' Equity
Balance April 30, 1999	$119.1	$3,791.4	$(95.1)	$(26.2)	$3,789.2
Net earnings	—	1,084.2	—	—	1,084.2
Other non-owner changes in equity
Unrealized gain (loss) on investments, net of $8.3 tax benefit	—	—	(15.6)	—	(15.6)
Translation adjustment	—	—	(38.7)	—	(38.7)
Minimum pension liability	—	—	(2.5)	—	(2.5)

Total comprehensive income	—	—	—	—	1,027.4

Adjustment for poolings of interest	—	0.6	—	—	0.6
Dividends paid	—	(189.5)	—	—	(189.5)
Issuance of common stock under employee benefits and incentive plans	2.0	192.0	—	—	194.0
Issuance of common stock by pooled entities	—	16.9	—	—	16.9
Repurchases of common stock	(1.3)	(496.1)	—	—	(497.4)
Income tax benefit from restricted stock and nonstatutory stock options	—	164.6	—	—	164.6
Repayments from ESOP	—	—	—	6.7	6.7

Balance April 30, 2000	$119.8	$4,564.1	$(151.9)	$(19.5)	$4,512.5
Net earnings	—	1,046.0	—	—	1,046.0
Other non-owner changes in equity
Unrealized gain (loss) on investments, net of $10.6 tax expense	—	—	19.4	—	19.4
Translation adjustment	—	—	(39.2)	—	(39.2)
Minimum pension liability	—	—	2.9	—	2.9

Total comprehensive income	—	—	—	—	1,029.1

Adjustment for poolings of interests	—	(1.4)	—	—	(1.4)
Dividends paid	—	(240.7)	—	—	(240.7)
Issuance of common stock under employee benefits and incentive plans	1.2	147.5	—	—	148.7
Income tax benefit from restricted stock and nonstatutory stock options	—	60.8	—	—	60.8
Repayments from ESOP	—	—	—	0.5	0.5

Balance April 27, 2001	$121.0	$5,576.3	$(168.8)	$(19.0)	$5,509.5
Net earnings	—	984.0	—	—	984.0
Other non-owner changes in equity
Unrealized gain (loss) on investments, net of $11.9 tax benefit	—	—	(22.1)	—	(22.1)
Translation adjustment	—	—	(1.8)	—	(1.8)
Minimum pension liability	—	—	3.8	—	3.8
Unrealized gain (loss) on derivatives	—	—	20.9	—	20.9

Total comprehensive income	—	—	—	—	984.8

Dividends paid	—	(278.8)	—	—	(278.8)
Issuance of common stock under employee benefits and incentive plans	0.6	119.9	—	—	120.5
Fair value of options issued in connection with acquisition	—	75.2	—	—	75.2
Repurchases of common stock	(0.1)	(25.5)	—	—	(25.6)
Income tax benefit from restricted stock and nonstatutory stock options	—	41.9	—	—	41.9
Repayments from ESOP	—	—	—	3.6	3.6

Balance April 26, 2002	$121.5	$6,493.0	$(168.0)	$(15.4)	$6,431.1

See accompanying notes to consolidated financial statements.

MEDTRONIC, INC.
STATEMENTS OF CONSOLIDATED CASH FLOWS

	Fiscal Year
(in millions)
	2002	2001	2000
Operating Activities
Net earnings	$984.0	$1,046.0	$1,084.2
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	329.8	297.3	243.9
Special charges, net	243.2	317.1	8.5
Purchased in-process research and development	293.0	—	—
Deferred income taxes	50.9	(152.2)	71.1
Changes in operating assets and liabilities:
Accounts receivable	(188.9)	(44.1)	(193.2)
Inventories	30.4	(44.5)	(120.0)
Prepaid expenses and other assets	(113.1)	45.6	(118.6)
Accounts payable and accrued liabilities	(13.3)	31.8	249.0
Accrued income tax receivable/payable	(55.6)	333.4	(178.8)
Other long-term liabilities	29.8	1.1	(19.7)

Net cash provided by operating activities	1,590.2	1,831.5	1,026.4
Investing Activities
Additions to property, plant and equipment	(386.4)	(439.7)	(342.5)
Acquisitions, net of cash acquired	(4,057.6)	—	—
Sales and maturities of marketable securities	941.0	923.0	268.9
Purchases of marketable securities	(721.0)	(1,390.0)	(258.4)
Other investing activities	(157.7)	(118.8)	(45.0)

Net cash used in investing activities	(4,381.7)	(1,025.5)	(377.0)
Financing Activities
Increase (decrease) in short-term borrowings	2,353.5	(152.2)	59.1
Payments on long-term debt	(11.1)	(10.2)	(9.7)
Issuance of long-term debt	7.0	8.7	0.6
Dividends to shareholders	(278.8)	(240.7)	(189.5)
Repurchases of common stock	(25.6)	—	(497.4)
Issuance of common stock	120.5	148.7	210.9

Net cash provided by (used in) financing activities	2,165.5	(245.7)	(426.0)
Effect of exchange rate changes on cash and cash equivalents	6.4	2.2	(3.0)
Net Change in Cash and Cash Equivalents	(619.6)	562.5	220.4
Cash and cash equivalents at beginning of year	1,030.3	467.8	247.4

Cash and Cash Equivalents at End of Year	$410.7	$1,030.3	$467.8

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$536.5	$338.1	$401.8
Interest	38.3	17.0	14.0

Supplemental Noncash Investing and Financing Activities
Issuance of stock options in connection with an acquisition	$75.2	$—	$—

See accompanying notes to consolidated financial statements.

MEDTRONIC, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (dollar amounts in millions, except per share data)

1.    Summary of Significant Accounting Policies

Nature of Operations    Medtronic, Inc. (Medtronic or the Company) is a world leading medical technology company, providing lifelong solutions for people with chronic disease. The Company provides innovative products and therapies for the health care needs of medical professionals and their patients. Primary products include those for bradycardia pacing, tachyarrhythmia management, heart failure, atrial fibrillation, coronary and peripheral vascular disease, heart valve replacement, extracorporeal cardiac support, minimally invasive cardiac surgery, malignant and non-malignant pain, diabetes, urological disorders, gastroenterological ailments, movement disorders, spinal and neurosurgery, neurodegenerative disorders and ear, nose and throat (ENT) surgery.

        The Company is headquartered in Minneapolis, Minnesota, and markets its products through a direct sales force in the United States (U.S.) and a combination of direct sales representatives and independent distributors in international markets. The main markets for products are the U.S., Western Europe, and Japan.

Principles of Consolidation    The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Fiscal Year End    During fiscal 2001, the Company changed its fiscal year end from April 30 to the last Friday in April. This change to a 52/53-week fiscal year did not have a material effect on the Company's consolidated financial statements as both fiscal 2002 and 2001 include 52 weeks of operations.

Reclassifications    Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Use of Estimates    The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents    The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are valued at cost, which approximates fair value.

Investments    Investments in debt and equity securities that have readily determinable fair values are classified and accounted for as available-for-sale or held-to-maturity. Available-for-sale securities consist of equity securities and debt instruments that are recorded at fair value in short-term and long-term investments, with the change in fair value recorded, net of taxes, as a component of accumulated other non-owner changes in equity. As of April 26, 2002, all investments were classified as available-for-sale. Held-to-maturity securities are recorded at amortized cost in short-term and long-term investments. As of April 27, 2001, held-to-maturity investments consisted principally of U.S. government and corporate debt securities that the Company has the positive intent and ability to hold until maturity. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Inventories    Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances were as follows:

	April 26, 2002	April 27, 2001
Finished goods	$418.5	$400.7
Work in process	120.1	131.5
Raw materials	209.5	197.3

Total	$748.1	$729.5

Property, Plant and Equipment    Property, plant and equipment is stated at cost. Additions and improvements that extend the lives of the assets are capitalized while expenditures for repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the various assets. Property, plant and equipment balances and corresponding lives were as follows:

	April 26, 2002	April 27, 2001	Lives
Land and land improvements	$64.0	$57.7	20 years
Buildings and leasehold improvements	650.8	510.1	up to 40 years
Equipment	1,547.5	1,215.4	3-7 years
Construction in progress	226.8	274.1	—

	2,489.1	2,057.3
Less: Accumulated depreciation	(1,037.3)	(880.8)

Property, Plant and Equipment, net	$1,451.8	$1,176.5

Goodwill and Other Intangible Assets    Goodwill represents the excess of the purchase price over the fair value of net assets, including in-process research and development, of acquired businesses. Upon adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," in the first quarter of fiscal 2002, the Company no longer amortized goodwill. See Note 5 for pro forma effects of adopting this standard.

        Other intangible assets consist primarily of purchased technology, patents, and trademarks and are amortized using the straight-line method over the estimated useful lives, ranging from 3 to 25 years. The Company reviews intangible assets for impairment annually or more frequently if changes in circumstance or the occurrence of events suggests the remaining value is not recoverable. The test for impairment of goodwill and other intangible assets requires the Company to make several estimates about fair value, most of which are based on projected future cash flows.

Revenue Recognition    Medtronic sells its products primarily through a direct sales force. As a result, a significant portion of the Company's revenue is generated from consigned inventory maintained at hospitals or with field representatives. For these products, revenue is recognized at the time the Company is notified that the product has been used or implanted. For all other transactions, the Company recognizes revenue when title to the goods transfers to customers and there are no remaining obligations that will affect the customer's final acceptance of the sale. The Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

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

Purchased In-Process Research and Development (IPR&D)    When Medtronic acquires another company, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, net tangible assets, and goodwill. The Company's policy defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present value. The discount rate used is determined at the time of the acquisition and includes consideration of the assessed risk of the project not being developed to a stage of commercial feasibility.

Other Income/Expense    In fiscal years 2001 and 2000, other income/expense primarily includes goodwill and intellectual property amortization expense, royalty income and expense, realized minority investment gains and losses, and realized foreign currency hedging gains and losses. In fiscal 2002, other income/expense included the above items except for goodwill amortization, which, in accordance with SFAS No. 142, "Goodwill and Intangible Assets," is no longer recorded. The Company adopted SFAS No. 142 in the first quarter of fiscal 2002. Had the Company amortized goodwill in fiscal 2002 using methodologies and assumptions consistent with fiscal 2001 and amounts consistent with April 27, 2001, the Company would have recognized an additional $61.7 of expense.

Stock-Based Compensation    The Company accounts for stock-based employee compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, the Company would record compensation expense if the quoted market price on the date of grant exceeds the exercise price. Such expense, calculated for stock options as the number of options granted multiplied by the amount the market price exceeds the exercise price, would be recognized on the date of grant for fully vested options. For options with a vesting period, the expense is recognized over the vesting period. The Company has not recognized any stock option related employee compensation expense in fiscal years 2002, 2001, or 2000. Pro forma disclosures of net earnings and earnings per share, as if the fair value method, as defined in SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied are presented in Note 9.

Foreign Currency Translation    Assets and liabilities are translated to U.S. dollars at year-end exchange rates, while elements of the income statement are translated at average exchange rates in effect during the year. Foreign currency transaction gains and losses are included in the statement of consolidated earnings as other income/expense. Gains and losses arising from the translation of net assets located outside the U.S. are recorded as a component of accumulated other non-owner changes in equity.

Accumulated Other Non-Owner Changes in Equity    Presented below is a summary of activity for each component of other non-owner changes in equity for fiscal years 2002, 2001, and 2000:

	Unrealized Gain (Loss) on Investments	Translation Adjustment	Minimum Pension Liability	Unrealized Gain (Loss) on Derivatives	Accumulated Other Non- Owner Changes in Equity
Balance April 30, 1999	$9.1	$(100.0)	$(4.2)	$—	$(95.1)
Period change	(15.6)	(38.7)	(2.5)	—	(56.8)

Balance April 30, 2000	(6.5)	(138.7)	(6.7)	—	(151.9)
Period change	19.4	(39.2)	2.9	—	(16.9)

Balance April 27, 2001	12.9	(177.9)	(3.8)	—	(168.8)
Period change	(22.1)	(1.8)	3.8	20.9	0.8

Balance April 26, 2002	$(9.2)	$(179.7)	$—	$20.9	$(168.0)

Derivatives    On April 28, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, requires companies to recognize all derivatives as assets and liabilities on the balance sheet and to measure the instruments at fair value through income unless the derivative qualifies as a hedge. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in accumulated other non-owner changes in equity until the hedged item is recognized in earnings. Upon adoption, the Company recorded a cumulative after tax unrealized gain of $35.7, $54.9 pre-tax, in accumulated other non-owner changes in equity.

        The Company uses derivative instruments, primarily forward exchange contracts, to manage its exposure related to foreign exchange rate changes. The Company enters into contracts with major financial institutions that change in value as foreign exchange rates change. These contracts are designated either as cash flow hedges, net investment hedges or as freestanding derivatives. All derivative instruments are recorded at fair value on the balance sheet.

        Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in foreign currency that will take place in the next two years. Changes in value of derivatives designated as cash flow hedges are recorded in accumulated other non-owner changes in equity until earnings are affected by the variability of the underlying cash flows. At that time, the applicable amount of gain or loss from the derivative instrument that is deferred in equity is reclassified to earnings and is included in other income/expense.

        Net investment hedges are designed to hedge long-term investments in foreign operations. The effectiveness of net investment hedges is measured on a spot to spot basis. The effective portion of the change in the fair value of net investment hedges is recorded as foreign currency translation adjustments in accumulated other non-owner changes in equity, while the ineffective portion resulting from the time value of the hedging instrument is recorded in earnings as other income/expense.

        In addition, the Company uses forward exchange contracts to offset its exposure to the change in value of certain foreign currency intercompany assets and liabilities. These forward exchange contracts are not designated as hedges, and therefore, changes in the value of these freestanding derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.

        It is the Company's policy to enter into foreign currency hedging transactions only to the extent true exposures exist; the Company does not enter into foreign currency hedging transactions for speculative purposes. Principal currencies hedged are the Yen and the Euro.

        At inception, if dictated by the facts and circumstances, all derivatives are expected to be highly effective, as the critical terms of these instruments are the same as those of the underlying risks being hedged. The Company evaluates hedge effectiveness at inception and on an ongoing basis. When a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

Earnings Per Share    Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased from the proceeds of the potentially dilutive shares. Potentially dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan. Presented below is a reconciliation between basic and diluted weighted average shares outstanding:

	Fiscal Year
	2002	2001	2000
Basic	1,211.6	1,203.0	1,194.7
Effect of dilutive securities:
Employee stock options	10.9	19.3	20.6
Other	1.9	3.7	8.1

Diluted	1,224.4	1,226.0	1,223.4

New Accounting Standards    In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires companies to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of the fair value can be made. The identified asset retirement costs are capitalized as part of the carrying amount of the asset and depreciated over the remaining useful life. SFAS No. 143 is effective for the Company in fiscal 2004. Adoption is not expected to have an impact on the Company's statements of consolidated earnings or financial position.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for the Company in fiscal 2003. Adoption is not expected to have an impact on the Company's statements of consolidated earnings or financial position.

2.    Business Combinations

Purchase Method    On April 12, 2002, the Company acquired all of the outstanding shares of VidaMed, Inc. (VidaMed) for cash consideration of $328.6, including estimated fees and expenses associated with the merger. VidaMed manufactures and markets a transurethral needle ablation system to treat benign prostatic hyperplasia, a condition also known as enlarged prostate. This acquisition is expected to strengthen the Company's offerings of urological products, reduce costs through economies of scale, and foster growth by leveraging common technologies and the Company's international distribution structure.

        In connection with the acquisition of VidaMed, the Company acquired $165.8 of technology-based intangible assets that have a useful life of 15 years. Goodwill of $201.2 related to the acquisition was assigned entirely to the Neurological and Diabetes operating segment.

        On December 18, 2001, the Company acquired all of the outstanding shares of Endonetics, Inc. (Endonetics) for cash consideration of $67.2, including fees and expenses associated with the merger. Endonetics develops diagnostic and therapeutic devices for the management of gastrointestinal diseases. The Company acquired Endonetics to accelerate the Company's entrance into the gastrointestinal market. Through effective integration, the Company expects to be able to reduce costs through economies of scale, and foster growth by leveraging common technologies and the Company's international distribution structure.

        In connection with the acquisition of Endonetics, the Company acquired $32.1 of technology-based intangible assets that have a useful life of 12 years and $32.7 of in-process research and development that was expensed on the date of acquisition. Goodwill of $11.5 related to the acquisition was assigned entirely to the Neurological and Diabetes operating segment.

        On August 28, 2001, the Company acquired all of the outstanding common shares of MiniMed, Inc. (MiniMed) and Medical Research Group, Inc. (MRG) for cash consideration totaling $3,807.2. MiniMed is the market leader in the design, development, manufacture and marketing of advanced medical systems for the treatment of diabetes. MRG designs and develops technologies related to implantable pumps and sensors used in the treatment of diabetes. These acquisitions represent a new platform to the Company, offering device-based medical solutions for the treatment of diabetes. The Company expects to drive growth by leveraging common technologies and the Company's international distribution structure and to reduce costs through economies of scale.

        Each share of MiniMed and MRG common stock was valued at $48.00 and $17.00, respectively. The total acquisition cost for MiniMed was $3,377.7, which includes fees and expenses associated with the merger, the cash cost of employee stock options surrendered in the acquisition, and an estimate of the fair value of employee stock options that were exchanged for approximately 2.7 million options to purchase Medtronic common stock. The stock options were valued at approximately $75.2 using the Black-Scholes option-pricing model. The total acquisition cost of MRG was $429.5, which represents $397.7 to acquire common shares outstanding with third parties, $31.8 of common shares owned by MiniMed, the cash cost of employee stock options surrendered in the acquisition, and fees and expenses associated with the merger.

        In connection with the acquisition of MiniMed, the Company acquired intangible assets valued at $589.2 that have a weighted average useful life of approximately 13 years. The intangible assets that make up that amount include technology-based assets of $324.5 (15-year weighted average useful life) and trademarks and tradenames of $264.7 (10-year useful life). In connection with the acquisition of MRG, the Company acquired technology-based assets valued at $7.8 that have a 15-year useful life. Also as part of the MiniMed and MRG acquisitions, the Company assigned, in total, $260.3 and $2,749.9 for in-process research and development and goodwill, respectively. The in-process research and development was expensed on the date of acquisition. The goodwill for these acquisitions was assigned entirely to the Neurological and Diabetes operating segment.

        In connection with the acquisitions of MiniMed and MRG, the Company formulated plans for workforce reductions, employee relocations, the closure and consolidation of sales offices in the U.S. and Europe, and the termination of certain contractual obligations. The costs of employee termination and relocation benefits relate to the elimination or relocation of approximately 365 positions in the areas of manufacturing and distribution, administration, engineering, and sales and marketing. As of April 26, 2002, approximately 107 employees had been terminated. The Company expects to complete these integration activities within one year of the date of acquisition. Until these activities are finalized, the allocation of the purchase price is subject to adjustment.

        The purchase accounting liabilities recorded in connection with the MiniMed and MRG acquisitions are summarized below:

	August 28, 2001	Change in Estimate	Utilized	April 26, 2002
Facility reductions	$2.1	$—	$—	$2.1
Severance and relocation costs	15.0	1.3	(8.9)	7.4
Contractual obligations	5.7	8.2	—	13.9

Total	$22.8	$9.5	$(8.9)	$23.4

        The change in estimate relates primarily to an anticipated settlement of a contractual dispute outstanding at the time of the acquisition.

        In addition to the above acquisitions, on April 19, 2002, the Company acquired the remaining equity in a joint venture (Kobayashi) it had formed with Kobayashi Pharmaceutical Co. Ltd. in 1996 to distribute the Company's spinal products in Japan. The remaining equity of Kobayashi was purchased for $128.0 of cash, of which $58.0 will be paid over the next seven years. The Company expects that this purchase will accelerate revenues and earnings growth of spinal products by increasing its operating flexibility and by reducing distribution overhead.

        Included in the $128.0 purchase price of Kobayashi is a non-compete agreement valued at $39.4 with a useful life of 7 years, and customer and product-based intangible assets valued at $18.6, with useful lives of 12 years (approximately 9-year total weighted average useful life). Goodwill of $63.0 related to this purchase was assigned entirely to the Spinal and ENT operating segment.

        The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as a result of these acquisitions:

	VidaMed	Endonetics	MiniMed	MRG	Kobayashi
Current assets	$14.9	$0.4	$222.0	$52.9	$44.6
Property, plant and equipment	0.4	0.5	146.5	4.0	3.3
Intangible assets	165.8	32.1	589.2	7.8	58.0
In-process research and development assets	—	32.7	35.4	224.9	—
Goodwill	201.2	11.5	2,604.9	145.0	63.0
Deferred tax asset—long-term	—	—	—	10.2	—
Long-term other assets	—	—	1.1	1.4	3.9

Total assets acquired	$382.3	$77.2	$3,599.1	$446.2	$172.8

Current liabilities	$17.7	$4.5	$73.1	$13.8	$40.2
Deferred tax liability—long-term	36.0	5.3	148.3	—	4.6
Other long-term liabilities	—	0.2	—	2.9	—

Total liabilities assumed	$53.7	$10.0	$221.4	$16.7	$44.8

Net assets acquired	$328.6	$67.2	$3,377.7	$429.5	$128.0

        The goodwill recorded as a result of these acquisitions is not deductible for tax purposes. The results of operations related to the acquired portion of each entity has been included in the Company's statements of consolidated earnings.

        The following unaudited pro forma data sets forth the combined results of operations for the years ended April 26, 2002 and April 27, 2001 as if the acquisitions of VidaMed, Endonetics, MiniMed, MRG, and the remaining portion of Kobayashi had occurred on May 1, 2000. The unaudited pro forma results of operations for the year ending April 26, 2002 include the results of operations for each acquisition for the year ended April 26, 2002. As all of the acquired companies reported based on calendar quarters, the unaudited pro forma results of operations for the year ending April 27, 2001 include the results of operations for each acquisition for the twelve-month period ended March 31, 2001. The pro forma data gives effect to actual operating results prior to the acquisitions, adjustments to eliminate material intercompany items between MiniMed and MRG, and adjustments to reflect increased interest expense, increased intangible asset amortization, increased fixed asset depreciation, and income taxes. No effect has been given to cost reductions or operating synergies in this presentation. As a result, these pro forma amounts are not necessarily indicative of the results that would have been obtained if the acquisitions had occurred as of the beginning of the periods presented or that may occur in the future.

	Fiscal Year
	2002	2001
Net sales	$6,552.6	$5,873.9
Net income	888.4	957.4
Earnings per common share:
Basic	$0.73	$0.80
Diluted	$0.73	$0.78

        Pro forma net income for the twelve months ended April 26, 2002 includes $293.0 of non-deductible charges related to assets written off as in-process research and development; $20.4 of debt issuance costs, net of tax; $18.8 of non-deductible merger-related costs incurred by MiniMed prior to the acquisition; a $6.9 after tax write-up of MiniMed inventory to fair value; and a $2.4 after tax charge related to a settlement agreement entered into by MiniMed prior to the acquisition.

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

        These acquisitions have been accounted for as pooling-of-interests, and accordingly, the Company's historical results have been restated to include the results of these acquisitions. The Company's consolidated financial results for fiscal 2000 have been restated as follows:

	Fiscal Year 2000
	Net Sales	Net Earnings
Medtronic (as previously reported)	$5,014.6	$1,098.5
PercuSurge	1.7	(14.3)

Combined	$5,016.3	$1,084.2

        The combined results for the fiscal year ended April 30, 2000 represent the previously reported results of Medtronic for that fiscal year combined with the historical results of PercuSurge for the twelve months ended March 31, 2000. Effective May 1, 2000, PercuSurge's year end was changed from December 31 to the last Friday in April to conform to the Company's fiscal year end. Accordingly, PercuSurge's results for the one-month period ended April 30, 2000 have been excluded from the

Company's combined results and have been reported as an adjustment to May 1, 2000 retained earnings. PercuSurge's net sales and net loss for the one-month period ended April 30, 2000 were $0.1 and $1.4, respectively.

3.    Special, IPR&D, and Other Charges

The Company defines special charges (such as certain litigation and restructuring), IPR&D, and other charges as non-recurring charges. These charges result from unique facts and circumstances that likely will not recur with similar materiality or impact on continuing operations. Special, IPR&D, and other charges taken during fiscal years 2002, 2001, and 2000 were as follows:

	Fiscal Year
	2002	2001	2000
Special charges:
Litigation	$244.9	$231.3	$15.5
Asset write-downs	6.9	59.9	6.2
Restructuring charges	29.2	23.0	2.3
Acquisition-related charges	0.0	4.2	14.7
Gain on equity investment	(36.8)	0.0	0.0
Foundation contribution	47.6	20.4	0.0
Changes in estimates	(1.0)	0.0	(24.9)

Total special charges	290.8	338.8	13.8
Inventory write-off	0.0	8.4	0.0
Purchased IPR&D	293.0	0.0	0.0
Acquisition-related debt issue costs	32.0	0.0	0.0

Total charges	615.8	347.2	13.8
Less tax impact	(122.6)	(111.1)	(2.3)

Total charges, after tax	$493.2	$236.1	$11.5

Special Charges    In fiscal 2002, the Company recorded $244.9 of charges related to legal settlements. The largest of the charges was for $167.3 including interest and costs related to an April 2002 arbitration panel's ruling that found the Company's rapid exchange perfusion delivery systems used in products for coronary angioplasty are not covered by the license that Arterial Vascular Engineering, Inc. (AVE) had acquired from C.R. Bard, Inc. and therefore infringed their patents. The Company acquired AVE in fiscal 1999 and believed that in this acquisition the Company acquired the U.S. licensing rights to the rapid exchange perfusion delivery systems. The Company stopped selling the rapid exchange perfusion delivery systems in U.S. markets in September 2001 as a result of a separate case brought by a competitor with respect to the same product. That case was resolved in the July 2001 arbitration panel ruling and was recorded in the fourth quarter of fiscal 2001 as discussed below. However, in the first quarter of fiscal 2002, the Company recorded an additional charge of $27.0 related to the July 2001 arbitration award. Other litigation charges of $21.9 and $9.1 were incurred in the fourth and second quarter, respectively. A non-product settlement charge of $19.6 was recorded in the third quarter and pertains to business matters that occurred in prior years and is protected by a confidentiality agreement.

        In the first quarter of fiscal 2002, the Company also recorded a charge of $35.1 to finalize the initiatives to restructure certain neurological sales organizations, reduce and consolidate certain manufacturing operations, and streamline and reorganize European sales organizations to further integrate acquisitions. These restructuring initiatives were announced in the fourth quarter of fiscal 2001 and resulted in the termination of approximately 650 employees, a net reduction of 450 positions, and annualized savings of approximately $35.0 to $40.0. Of the 650 employees identified for termination, 306 have been terminated as of April 26, 2002. Also included in fiscal 2002 special charges is $6.9 of write-downs for assets which will no longer be utilized and a reversal of a $1.0 reserve related to the fiscal 2000 Latin America restructuring initiatives no longer considered necessary as the restructuring initiatives had been completed.

        In fiscal 2002, the Company also recorded a $36.8 gain on an equity investment that was contributed to the Medtronic Foundation.

        In fiscal 2001, the Company recorded net charges of $231.3 for litigation and related expenses. The vast majority of this charge relates to two adverse patent infringement decisions that were received subsequent to fiscal 2001, but prior to the issuance of the fiscal 2001 financial statements. In June 2001, an appeals court affirmed an earlier judgment against the Company in a patent infringement lawsuit commenced by a competitor. The amount of the judgment plus interest totaled $52.1. In July 2001, the Company received the arbitration decision described above relating to certain of the Company's rapid exchange perfusion delivery systems, and ordering damages of approximately $169.0, plus legal costs. An injunction against sales of these products in the U.S. was issued in September 2001. During the year, the Company incurred several other charges for smaller litigation settlements. In addition, the Company received a favorable settlement of $20.4 in the third quarter that was contributed to the Medtronic Foundation.

        In fiscal 2001, as a result of the July 2001 arbitration award described previously, the Company wrote off $66.6 of assets related to the Company's rapid exchange perfusion technology. Specifically, the Company wrote off $21.0 of intangible assets directly related to the rapid exchange perfusion technology, and $37.2 of the goodwill previously recorded for the Bard cath lab acquisition. The goodwill impairment amount was determined on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangibles acquired from C.R. Bard, Inc. The arbitration panel also allowed for an injunction on future U.S. sales of these delivery systems, and accordingly, the Company wrote off $8.4 of excess rapid exchange perfusion inventory to cost of sales. During the year, the Company also wrote off assets of less than $2.0 related to the fiscal 2001 restructuring initiatives discussed previously.

        During fiscal 2001, the Company recorded $23.0 of restructuring related charges. As previously mentioned, during the fourth quarter of the fiscal 2001, the Company announced restructuring initiatives aimed at further streamlining operations. The Company recognized $13.6 of the total estimated charges in fiscal 2001. The Company also recorded a restructuring charge of $9.4 related to the integration of PercuSurge, which was acquired in the third quarter and a charge of $4.2 for transaction costs in connection with the acquisition of PercuSurge. A summary of the activity related to the fiscal 2001 restructuring initiatives is as follows:

	Fiscal 2001 Charges	Utilized in 2001	Balance at April 27, 2001	Fiscal 2002 Charges	Utilized in 2002	Balance at April 26, 2002
Facility reductions	$1.3	$—	$1.3	$6.7	$(4.8)	$3.2
Severance and related costs	10.8	(1.5)	9.3	17.4	(14.9)	11.8
Contractual obligations	10.9	—	10.9	5.1	(6.5)	9.5

Total restructuring-related accruals	$23.0	$(1.5)	$21.5	$29.2	$(26.2)	$24.5

        In fiscal 2000, the Company recorded charges for a litigation settlement and transaction costs in connection with the merger with Xomed. The Company also incurred restructuring and asset impairment charges related to the termination of a distribution relationship and the conversion of certain direct sales operations in Latin America to distributor arrangements. These restructuring efforts were substantially complete in fiscal 2001, with all remaining efforts finalized in fiscal 2002. In fiscal 2000, the Company also reversed a reserve of $24.9, which was no longer considered necessary. These reserves had been established in connection with the 1999 restructuring activities related to the

Company's mergers with Physio-Control, Sofamor Danek, and AVE and the purchase of Avecor. A summary of the activity related to the fiscal 2000 restructuring initiative is as follows:

	Fiscal 2000 Charges	Utilized in 2000	Balance at April 30, 2000	Utilized in 2001	Balance at April 27, 2001	Changes in estimates	Balance at April 26, 2002
Facility reductions	$0.9	$—	$0.9	$(0.2)	$0.7	$(0.7)	$—
Severance and related costs	1.4	—	1.4	(1.1)	0.3	(0.3)	—

Total restructuring-related accruals	$2.3	$—	$2.3	$(1.3)	$1.0	$(1.0)	$—

        During fiscal 1997, Sofamor Danek recorded a product liability litigation charge of $50.0 to recognize the anticipated costs associated with the defense and conclusion of certain product liability cases in which Sofamor Danek is named a defendant (see Note 13). During fiscal 1999, the Company recorded an additional $25.0 reserve necessary to conclude outstanding litigation. The Company utilized $1.2 of these charges in fiscal 1997, $11.6 in fiscal 1998, $21.7 in fiscal 1999, $12.4 in fiscal 2000, $0.9 in fiscal 2001, and $23.6 in fiscal 2002.

        A summary of all restructuring initiatives is as follows:

	Balance at April 30, 1999	Fiscal 2000 Charges	Utilized in 2000	Changes in Estimates	Balance at April 30, 2000	Fiscal 2001 Charges	Utilized in 2001	Balance at April 27, 2001	Fiscal 2002 Charges	Changes in Estimates	Utilized in 2002	Balance at April 26, 2002
Facility reductions	$9.7	$0.9	$(9.7)	$3.8	$4.7	$1.3	$(4.0)	$2.0	$6.7	$(0.7)	$(4.8)	$3.2
Severance and related costs	73.6	1.4	(41.7)	(21.2)	12.1	10.8	(13.3)	9.6	17.4	(0.3)	(14.9)	11.8
Contractual obligations	40.7	—	(33.8)	(0.2)	6.7	10.9	(6.7)	10.9	5.1	—	(6.5)	9.5

Total restructuring-related accruals	$124.0	$2.3	$(85.2)	$(17.6)	$23.5	$23.0	$(24.0)	$22.5	$29.2	$(1.0)	$(26.2)	$24.5

        Reserve balances at April 26, 2002 include amounts necessary to complete the restructuring initiatives announced during the fourth quarter of fiscal 2001 and the termination of certain distributors associated with the integration of PercuSurge.

Purchased In-Process Research and Development    In the third quarter of fiscal 2002, the Company acquired Endonetics. At the date of the acquisition, $32.7 of the purchase price was expensed for purchased in-process research and development related to the Gatekeeper Reflux Repair System (Gatekeeper), which had not yet reached technological feasibility and had no alternative future use. The Gatekeeper is a therapeutic medical device comprised of hydrogel prostheses that are implanted in the esophageal wall. After implantation, the hydrogel prostheses swell in size and create a mechanical barrier that prevents stomach acids from entering the esophagus. At the time of the acquisition, the Company did not have a therapeutic product offering in the Gastroesophageal Reflux Disease (GERD) market. The Company believes the Gatekeeper will distinguish itself in this market by its ease of use, ability to reduce treatment costs associated with extended drug therapies, and its less invasive approach to treating GERD. At the time of acquisition, the Gatekeeper was in human clinical trials. The clinical trials must be completed before regulatory approval can be obtained. In fiscal year 2002, the Company incurred $1.3 in costs and expects to incur $1.0 to $3.0 of annual costs in fiscal years 2003 and 2004 to bring this product to commercialization. Total expected project cost, including costs already incurred and expected to be incurred, is $6.4 to $10.4. These costs are being funded by internally generated cash flows.

        In the second quarter of fiscal 2002, the Company acquired MiniMed. At the date of the acquisition, $35.4 of the purchase price was expensed for purchased in-process research and development related to a disposable pump that had not yet reached technological feasibility and had no alternative future use. Disposable pumps are designed to be used as an infusion system that is attached to the body using an adhesive and that delivers a pre-set constant rate of drug. At the time of the acquisition, MiniMed did not have a primary product offering in the insulin-using Type 2 diabetes market. The Company believes the disposable pump will distinguish itself in the Type 2 market by its convenience and ease of use. At the time of acquisition, the disposable pump was still under development and had not been approved for sale by regulatory authorities. In fiscal 2002, the Company incurred $3.9 in costs and expects to incur $2.0 to $4.0 of costs in fiscal 2003. Although the Company is currently evaluating the underlying technology related to this project, the Company anticipates it will incur up to $4.0 of annual costs in fiscal years 2004 and 2005 to bring a disposable pump product to commercialization. Total expected project costs, including costs already incurred, are approximately $26.1 to $36.1. These costs are being funded with internally generated cash flows.

        In connection with the MiniMed acquisition discussed above, we acquired MRG in the second quarter of the current fiscal year. At the date of acquisition, $224.9 of the purchase price was expensed for purchased in-process research and development related to a long-term glucose sensor and an implantable glucose monitoring sensor that had not yet reached technological feasibility and had no alternative future use. At the time of the acquisition, MRG had no product offerings in the diabetes market, and these projects were expected to enable MRG to enter this high-potential implantable market. The long-term glucose sensor is designed to be used with an implantable pump to automatically maintain glucose levels by continuously monitoring and adjusting the rate of insulin infusion without the need for frequent intervention by the physician or patient. At the time of the acquisition, the long-term glucose sensor was in human clinical trials. The clinical trials need to be completed before regulatory approval can be obtained. The implantable glucose monitoring system is used by patients to monitor glucose levels. At the time of the acquisition, MRG had filed, and received approval from the USFDA, for the investigational device exemption allowing MRG to proceed with clinical studies. In fiscal year 2002, the Company incurred $3.3 in costs and expects to incur $7.0 to $10.0 of annual costs in fiscal years 2003, 2004, and 2005, to bring this product to commercialization. Total expected project cost, including costs already incurred, is $33.5 to $42.5. These costs are being funded by internally generated cash flows. The fair values assigned to the long-term glucose sensor and to the implantable glucose monitoring system were $219.7 and $4.4, respectively. Other minor product categories were valued at $0.8.

        The value assigned to Endonetics' purchased in-process research and development was based on a valuation prepared internally, using a methodology consistent with valuation techniques used by independent appraisers. The values assigned to purchased in-process research and development for MiniMed and MRG were based on a valuation prepared by an independent third-party appraisal company. All values were determined by identifying research projects in areas for which technological feasibility had not been established. All values were determined by estimating the revenue and expenses associated with a project's sales cycle and by estimating the amount of after tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the purchased in-process research and development.

        The Company expects that all the acquired in-process research and development will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability were not achieved, the Company would look to other alternatives to provide these therapies.

        No charges were taken in fiscal 2001 or fiscal 2000 related to purchased in-process research and development as all acquisitions in those years were accounted for using the pooling-of-interest method of accounting, which does not require assigning value to purchased in-process research and development.

Acquisition-Related Debt Issue Costs    Debt issue costs in fiscal 2002 relate to the costs incurred to issue contingent convertible debentures totaling $2,012.5 in September 2001. The total costs incurred to issue the debentures were $32.0, which are recorded in interest expense. The net proceeds from the debentures were used to repay a substantial portion of the bridge financing obtained in connection with the acquisitions of MiniMed and MRG. See Note 6 for more information regarding these debentures.

4.    Financial Instruments

The carrying amounts of cash and cash equivalents and short-term debt approximate fair value due to their short maturities. In addition, the carrying amount of short-term investments, foreign currency derivative instruments, and long-term debt approximated fair value at April 26, 2002 and April 27, 2001.

        The fair value of certain short-term and long-term equity investments was estimated based on their quoted market prices or those of similar investments. For long-term investments that have no quoted market prices and are accounted for on a cost basis, a reasonable estimate of fair value was made using available market and financial information. The fair value of foreign currency derivative instruments was estimated based on quoted market prices at April 26, 2002 and April 27, 2001. The fair value of long-term debt was based on the current rates offered to the Company for debt of similar maturities.

        Information regarding the Company's available-for-sale instruments is as follows:

	Fiscal Year
	2002	2001	2000
Cost	$774.2	$700.6	$144.0
Gross unrealized gains	2.0	31.1	6.2
Gross unrealized losses	(16.2)	(12.1)	(16.3)

Fair value	$760.0	$719.6	$133.9

Proceeds from sales	$60.8	$49.2	$70.4

Net gains realized	$39.9	$21.0	$22.4

Impairment losses recognized	$2.0	$15.5	$—

        Net gains realized and proceeds from sales of available-for-sale instruments exclude amounts related to available-for-sale debt investments. Gains recognized upon sale of these instruments are recorded as interest income. Gains or losses from the sale of available-for-sale equity instruments are recorded as other income/expense in the accompanying statements of consolidated earnings, with the exception of the $36.8 gain in fiscal 2002 related to an equity investment that was contributed to the Medtronic Foundation. This gain was classified as a special charge. In addition, gains and losses from the sale of available-for-sale securities are calculated based on the specific identification method.

        The Company had no held-to-maturity investments at April 26, 2002. Held-to-maturity investments were recorded at amortized cost of $165.0 at April 27, 2001, which approximated fair value.

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

        Notional amounts of contracts outstanding at April 26, 2002 and April 27, 2001 were $907.5 and $382.3, respectively. Aggregate foreign currency transaction gains were $74.6, $44.3, and $30.8 in fiscal years 2002, 2001, and 2000, respectively. These gains, which were offset by losses on the related assets, liabilities and transactions being hedged, were recorded in other income/expense in the accompanying consolidated financial statements.

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

        Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with national health care systems in many countries. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of those countries' national economies. As of April 26, 2002, no customer represented more than 10% of the outstanding accounts receivable.

Derivatives    Net gains included in cumulative translation adjustment relating to net investment hedges totaled $5.4 in fiscal 2002. No gains or losses relating to ineffectiveness of cash flow hedges were recognized in earnings in fiscal 2002. No hedges were derecognized or discontinued during fiscal 2002.

        The following table summarizes activity in accumulated non-owner changes in equity related to all derivatives classified as cash flow hedges in fiscal 2002 (amounts are net of tax):

Beginning Balance, April 28, 2001:	$—
Cumulative effect of adoption of SFAS 133	35.7
Net gains reclassified to earnings	(44.8)
Change in fair value of hedges	30.0

Accumulated derivative gains	20.9

Ending Balance, April 26, 2002	$20.9

        The entire cumulative effect of adoption was reclassified to earnings during fiscal 2002. The Company expects that $20.2, net of tax, of the balance in accumulated derivative gains at April 26, 2002, will be reclassified to earnings over the next twelve months.

5.    Goodwill and Other Intangible Assets

Goodwill    In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminated the systematic amortization of goodwill. The Company adopted SFAS No. 142 during the first quarter of fiscal year 2002. Had SFAS No. 142 been effective May 1, 1999, net income and earnings per share for fiscal years 2001 and 2000 would have been reported as the following amounts:

	Fiscal Year
	2001	2000
Net Income:
As reported	$1,046.0	$1,084.2
Effect of goodwill amortization	38.4	37.8

As adjusted	$1,084.4	$1,122.0

Basic earnings per share:
As reported	$0.87	$0.91
Effect of goodwill amortization	0.03	0.03

As adjusted	$0.90	$0.94

Diluted earnings per share:
As reported	$0.85	$0.89
Effect of goodwill amortization	0.03	0.03

As adjusted	$0.88	$0.92

        The changes in the carrying amount of goodwill for the years ended April 26, 2002 and April 27, 2001, are as follows:

	Fiscal Year
	2002	2001
Beginning balance	$995.9	$1,069.0
Goodwill as a result of acquisitions	3,036.3	6.7
Write-off related to arbitration award	—	(37.2)
Amortization expense	—	(56.9)
Currency adjustment, net	2.4	14.3

Ending balance	$4,034.6	$995.9

        The Company completed its annual impairment test of all goodwill and concluded there was no impairment of goodwill.

Other Intangible Assets    Balances of acquired intangible assets, excluding goodwill, were as follows:

	Purchased Technology and Patents	Trademarks and Tradenames	Other	Total
As of April 26, 2002:
Amortizable intangible assets:
Original cost	$810.7	$264.7	$182.9	$1,258.3
Accumulated amortization	(119.4)	(17.6)	(61.0)	(198.0)

Carrying value	$691.3	$247.1	$121.9	$1,060.3

Weighted average original useful life (in years)	14.5	10.0	11.3

	Purchased Technology and Patents	Trademarks and Tradenames	Other	Total
As of April 27, 2001:
Amortizable intangible assets:
Original cost	$212.9	$—	$168.0	$380.9
Accumulated amortization	(66.0)	—	(75.5)	(141.5)

Carrying value	$146.9	$—	$92.5	$239.4

Weighted average original useful life (in years)	12.5	—	11.9

        Amortization expense for the fiscal years ended April 26, 2002, April 27, 2001, and April 30, 2000 was approximately $63.5, $40.8, and $41.0, respectively.

        Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets for the next five fiscal years is as follows:

Fiscal Year	Amortization Expense
2003	$99.7
2004	96.6
2005	94.2
2006	93.2
2007	89.7

6.    Financing Arrangements

        Debt consisted of the following:

	Average Interest Rate	Maturity Date	April 26, 2002	April 27, 2001
Short-Term Borrowings
Contingent convertible debentures	1.3%	2002-2021	$2,012.5	$—
Commercial paper	1.8%	2002	249.8	—
Bank borrowings	1.5%	—	249.1	142.7
Current portion of long-term debt	2.2%	—	4.7	2.7

Total Short-Term Borrowings			$2,516.1	$145.4

Long-Term Debt
Various notes	1.2%	2004	$3.0	$6.4
Subordinated convertible note	5.5%	2004	4.5	4.5
Capitalized lease obligations	6.5%	2002-2008	2.0	2.4

Total Long-Term Debt			$9.5	$13.3

Contingent Convertible Debentures    In September 2001, the Company completed a private placement of contingent convertible debentures totaling $2,012.5, due 2021. The debentures bear interest at 1.25% per annum, which is payable semiannually. Each debenture is convertible into shares of Medtronic's common stock at an initial conversion price of $61.81 per share. The Company may be required to repurchase the securities at the option of the holders in September 2002, 2004, 2006, 2008, 2011, and 2016. The purchase price would be equal to the principal amount of the debentures plus any accrued and unpaid interest on the debentures to the repurchase date. As a result of the put option in September 2002, these debentures have been classified as short-term borrowings in the accompanying consolidated balance sheets. If the repurchase option is exercised, the Company may elect to repurchase the securities for cash, common stock, or a combination thereof. The Company may elect to redeem the securities for cash at any time after September 2006. The net proceeds from this offering were used to repay a substantial portion of the bridge financing obtained in connection with the acquisitions of MiniMed and MRG.

Commercial Paper    On December 14, 2001, the Company implemented a $1,000.0 commercial paper program. In March 2002, this commercial paper program was increased to $1,500.0. This program allows the Company to issue debt securities with maturities up to 364 days from the date of issuance. At April 26, 2002, outstanding commercial paper totaled $249.8. The weighted average annual original maturity of the commercial paper outstanding was approximately 24 days and the weighted average annual interest rate was 1.81%.

Bank Borrowings    Bank borrowings consisted primarily of borrowings from non-U.S. banks at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

Credit Arrangements    The Company has existing lines of credit of approximately $1,745.2 with various banks, of which approximately $1,241.6 was available at April 26, 2002. The existing lines of credit include two syndicated credit facilities totaling $1,250.0 with various banks, which the Company signed on January 24, 2002. The two credit facilities consist of a 364-day $750.0 facility and a five-year $500.0 facility. The purpose of these syndicated credit facilities is to provide backup funding for the commercial paper program. Interest rates on these credit facilities are determined by a pricing matrix based on the Company's long-term debt rating assigned by Standard and Poor's Ratings Group and Moody's Investors Service. Facility fees are payable on the credit and determined in the same manner as the interest rates. Under terms of the agreements, the consolidated tangible net worth of the

Company shall at all times be greater than or equal to $1,040.4, increased by an amount equal to 100% of the net cash proceeds from any equity offering occurring after January 24, 2002. As of April 26, 2002, our consolidated tangible net worth was $2,274.6. The agreements also contain other customary covenants and events of default.

        During fiscal 2000, the Company entered into an agreement expiring in 2003 to sell, at its discretion, specific pools of its Japanese trade receivables. The Company had sold approximately $62.7 and $60.0 of its trade receivables to a financial institution as of April 26, 2002 and April 27, 2001, respectively. The discount cost related to the sale was immaterial and was recorded as interest expense in the accompanying consolidated financial statements.

        Maturities of long-term debt for the next five fiscal years are as follows:

Fiscal Year	Obligation
2003	$4.7
2004	8.2
2005	0.4
2006	0.3
2007	0.3
Thereafter	0.3

Total	$14.2

7.    Shareholders' Equity

On August 25, 1999, the Company's shareholders approved an amendment to Medtronic's Restated Articles of Incorporation to increase the number of authorized shares of common stock from 800.0 million to 1.6 billion. On the same date the Board of Directors approved a two-for-one split of the Company's common stock effective September 24, 1999, in the form of a 100% stock dividend payable to shareholders of record at the close of business on September 10, 1999. The stock split resulted in the issuance of 587.4 million additional shares and the reclassification of $58.7 from retained earnings to common stock, representing the par value of the shares issued. All references in the consolidated financial statements to earnings per share and average number of shares outstanding amounts have been restated to reflect the stock split for all periods presented.

Shareholder Rights Plan    Under a Shareholder Rights Plan adopted by the Company's board of directors in October 2000, all shareholders receive, along with each common share owned, a preferred stock purchase right entitling them to purchase from the Company one 1/5000 of a share of Series A Junior Participating Preferred Stock at an exercise price of $400 per share. The rights are not exercisable or transferable apart from the common stock until 15 days after the public announcement that a person or group (the Acquiring Person) has acquired 15% or more of the Company's common stock or 15 business days after the announcement of a tender offer which would increase the Acquiring Person's beneficial ownership to 15% or more of the Company's common stock. After any person or group has become an Acquiring Person, each right entitles the holder (other than the Acquiring Person) to purchase, at the exercise price, common stock of the Company having a market price of two times the exercise price. If the Company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase, at the exercise price, common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right.

        The Board of Directors may redeem the rights for $0.005 per right at any time before any person or group becomes an Acquiring Person. The board may also reduce the threshold at which a person or group becomes an Acquiring Person from 15% to no less than 10% of the outstanding common stock. The rights expire on October 26, 2010.

8.    Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. In December 1989, the ESOP borrowed $40.0 from the Company and used the proceeds to purchase 18,932,928 shares of the Company's common stock. The Company makes contributions to the plan that are used, in part, by the ESOP to make loan and interest payments. ESOP expense is determined by debt service requirements, offset by dividends received by the ESOP. Components of ESOP related expense are as follows:

	Fiscal Year
	2002	2001	2000
Interest expense	$1.4	$1.7	$2.0
Dividends paid	(3.7)	(3.3)	(2.8)
Compensation expense	4.2	3.4	6.7

Total expense	$1.9	$1.8	$5.9

        Shares of common stock acquired by the plan are allocated to each employee in amounts based on Company performance and the employee's annual compensation. Allocations of 2.57%, 2.50%, and 2.70% of qualified compensation were made to plan participants' accounts in fiscal years 2002, 2001, and 2000, respectively. During fiscal 2000, and in connection with the Company's 50th Anniversary, the Company made a special allocation to participant accounts of approximately 1.2 million shares. The Company match on the supplemental retirement plan is made in the form of an annual allocation of Medtronic stock to the participants' employee stock ownership plan account and the expense to the Company related to this match is included in the previous table.

        At April 26, 2002 and April 27, 2001, cumulative allocated shares remaining in the trust were 10,269,112 and 9,625,388 and unallocated shares were 6,011,566 and 7,235,074, respectively. Of the remaining unallocated shares at April 26, 2002 and April 27, 2001, 1,364,531 and 1,223,508, respectively, were committed to be allocated. Unallocated shares are released based on the ratio of current debt service to total remaining principal and interest. The loan from the Company to the ESOP is payable over 20 years, ending on April 30, 2010. Interest is payable annually at a rate of 9.0%. The receivable from the ESOP is recorded as a reduction of the Company's shareholders' equity and allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of earnings per share.

9.    Stock Purchase and Award Plans

1994 Stock Award Plan    The 1994 stock award plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, restricted stock performance shares, and other stock-based awards. There were 36.5 million shares available under this plan for future grants at April 26, 2002.

        Under the provisions of the 1994 stock award plan, nonqualified stock options and other stock awards are granted to officers and key employees at prices not less than fair market value at the date of grant.

        In fiscal 1998, the Company adopted a new stock compensation plan for outside directors which replaced the provisions in the 1994 stock award plan relating to awards granted to outside directors. The table below includes awards granted under the new plan, which at April 26, 2002 had 2.5 million shares available for future grants.

        A summary of nonqualified option transactions is as follows:

	Fiscal Year
	2002		2001		2000
	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price
Beginning balance	42,267	$33.11	33,917	$24.77	24,150	$19.91
Granted	18,976	44.10	12,291	52.17	14,425	31.42
Exercised	(2,912)	16.44	(2,789)	15.09	(3,278)	9.88
Canceled	(1,669)	43.66	(1,152)	32.45	(1,380)	8.29

Outstanding at year end	56,662	$37.34	42,267	$33.11	33,917	$24.77

Exercisable at year end	29,045	$32.38	22,238	$26.69	17,195	$18.83

        Stock options assumed as a result of certain acquisitions in fiscal years 1996 through 2002 remain outstanding. A summary of stock options assumed as a result of these acquisitions is as follows:

	Fiscal Year
	2002		2001		2000
	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price
Beginning balance	8,086	$15.94	11,726	$15.49	25,053	$14.73
Additional shares assumed	2,684	34.16	446	15.49	2.956	11.95
Exercised	(2,438)	16.70	(3,767)	14.15	(15,415)	10.23
Canceled	(330)	40.05	(319)	19.43	(868)	16.83

Outstanding at year end	8,002	$20.83	8,086	$15.94	11,726	$15.49

Exercisable at year end	7,620	$20.58	6,930	$14.76	9,281	$15.80

        A summary of stock options as of April 26, 2002, including options assumed as a result of acquisitions, is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options (in thousands)	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life (in years)	Options (in thousands)	Wtd. Avg. Exercise Price
$0.01-$2.50	72	$0.98	2.0	69	$0.99
2.51-5.00	1,815	4.42	1.9	1,815	4.42
5.01-7.50	2,823	6.37	2.5	2,716	6.36
7.51-10.00	834	9.07	3.7	815	9.08
10.01-20.00	5,448	15.78	4.7	5,405	15.77
20.01-30.00	7,254	24.20	5.5	5,391	24.37
30.01-40.00	15,283	33.86	6.8	10,032	33.90
40.01-50.00	20,367	44.25	9.2	5,099	43.92
50.01-69.82	10,768	52.84	8.2	5,323	53.72

$0.01-$69.82	64,664	$35.30	7.1	36,665	$29.98

        Nonqualified options are normally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25% of the shares under option, however, certain nonqualified options granted are exercisable immediately. Nonqualified options generally have a contractual option term of 10 years, provided the optionee's employment with the Company continues.

        Restricted stock, performance shares and other stock awards are dependent upon continued employment and, in the case of performance shares, achievement of certain performance objectives. These awards are expensed over their vesting period, ranging from three to five years. Total expense recognized for restricted stock, performance share and other stock awards was $10.2, $14.2, and $5.2 in fiscal years 2002, 2001, and 2000, respectively.

        If the Company had elected to recognize compensation expense for its stock-based compensation plans based on the fair values at the grant dates consistent with the methodology prescribed by SFAS

No. 123, "Accounting for Stock-Based Compensation," net income and earnings per share would have been reported as follows:

	Fiscal Year
	2002	2001	2000
Net Earnings
As reported	$984.0	$1,046.0	$1,084.2
Pro forma	824.4	926.4	1,009.1

Basic Earnings Per Share
As reported	$0.81	$0.87	$0.91
Pro forma	0.68	0.77	0.84

Diluted Earnings Per Share
As reported	$0.80	$0.85	$0.89
Pro forma	0.67	0.76	0.82

        The weighted average fair value per stock option granted in fiscal years 2002, 2001, and 2000 was $16.25, $25.34, and $16.58, respectively. The fair value was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Fiscal Year
Assumptions
	2002	2001	2000
Risk-free interest rate	4.47%	5.85%	6.09%
Expected dividend yield	0.52%	0.38%	0.47%
Annual volatility factor	27.2%	37.8%	38.1%
Expected option term	7 years	7 years	7 years

Stock Purchase Plan    The stock purchase plan enables employees to contribute up to 10% of their wages toward the purchase of the Company's common stock at 85% of the market value. Employees purchased 1,401,294 shares at $34.26 per share in fiscal 2002. As of April 26, 2002, plan participants have had approximately $30.9 withheld to purchase shares at a price which is 85% of the market value of the Company's common stock on the first or last day of the plan year ending October 31, 2002, whichever is less.

10.  Income Taxes

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes were:

Fiscal Year	2002	2001	2000
U.S.	$795.9	$1,062.2	$1,033.0
International operations, including Puerto Rico	728.3	487.2	581.8

Earnings before income taxes	$1,524.2	$1,549.4	$1,614.8

        The provision for income taxes consisted of:

	Fiscal Year
	2002	2001	2000
Taxes currently payable:
U.S. federal	$261.2	$432.2	$102.9
U.S. state and other	21.9	17.6	22.9
International operations, including Puerto Rico	163.9	144.6	163.0

Total currently payable	447.0	594.4	288.8
Deferred tax expense (benefit):
U.S. federal and state	50.4	(150.3)	94.9
International operations, including Puerto Rico	0.9	(3.3)	(16.8)

Net deferred tax expense (benefit)	51.3	(153.6)	78.1
Tax expense recorded directly in shareholders' equity	41.9	62.6	163.7

Total provision	$540.2	$503.4	$530.6

        Deferred taxes arise because of different tax treatment between financial statement accounting and tax accounting, known as "temporary differences." The Company records the tax effect of these temporary differences as "deferred tax assets" (generally items that can be used as a tax deduction or credit in future periods) and "deferred tax liabilities" (generally items for which the Company has received a tax deduction and have not yet been recorded in the statement of consolidated earnings). Deferred tax assets (liabilities) were comprised of the following:

	Fiscal Year
	2002	2001
Deferred tax assets:
Inventory (Intercompany profit in inventory and excess of tax over book valuation)	$78.9	$121.0
Accrued liabilities	207.7	159.9
Other	233.7	98.3

Total deferred tax assets	520.3	379.2
Deferred tax liabilities:
Intangible assets	(333.1)	(31.6)
Accumulated depreciation	(17.0)	(17.1)
Unrealized (gain) loss on investments	(6.3)	(7.1)
Other	(73.3)	(27.9)

Total deferred tax liabilities	(429.7)	(83.7)

Net deferred tax assets	$90.6	$295.5

        The Company's effective income tax rate varied from the U.S. federal statutory tax rate as follows:

	Fiscal Year
	2002	2001	2000
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
U.S. state taxes, net of federal tax benefit	1.4	1.1	1.4
Research & development credit	(0.9)	(1.7)	(1.1)
International operations, including Puerto Rico	(6.1)	(1.9)	(3.5)
Non-recurring charges	6.1	0.7	(0.1)
Other, net	(0.1)	(0.7)	1.2

Effective tax rate	35.4%	32.5%	32.9%

        Taxes are not provided on undistributed earnings of non-U.S. subsidiaries because such earnings are either permanently reinvested or do not exceed available foreign tax credits. At April 26, 2002, earnings permanently reinvested in subsidiaries outside the U.S. were $933.7.

        At April 26, 2002, approximately $33.7 non-U.S. tax losses were available for carryforward. These carryforwards are subject to valuation allowances and generally expire within a period of one to five years.

        Currently, the Company's operations in Puerto Rico, Switzerland, and Ireland have various tax incentive grants. Unless these grants are extended, they will expire between fiscal 2007 and 2020.

        The U.S. Internal Revenue Service (IRS) has settled its audits with the Company for all years through fiscal 1993. Tax years settled with the IRS, however, remain open for foreign tax audits and competent authority proceedings. Competent authority is a process to resolve inter-company pricing disagreements between countries.

11.  Retirement Benefit Plans

The Company has various retirement benefit plans covering substantially all U.S. employees and many employees outside the U.S. The cost of these plans was $30.6 in fiscal 2002, $31.3 in fiscal 2001, and $32.4 in fiscal 2000.

        In the U.S., the Company maintains a qualified pension plan designed to provide guaranteed minimum retirement benefits to substantially all U.S. employees. Pension coverage for non-U.S. employees of the Company is provided, to the extent deemed appropriate, through separate plans. In addition, U.S. and non-U.S. employees of the Company are also eligible to receive specified Company paid health care and life insurance benefits.

	Pension Benefits		Other Benefits
	2002	2001	2002	2001
Change in benefit obligation
Benefit obligation at beginning of year	$306.4	$238.0	$61.7	$49.2
Service cost	21.9	21.4	5.0	4.6
Interest cost	19.4	17.9	4.5	3.6
Actuarial (gain) loss	45.3	36.4	11.2	5.1
Benefits paid	(12.5)	(7.3)	(2.7)	(0.8)

Benefit obligation at end of year	$380.5	$306.4	$79.7	$61.7
Change in plan assets
Fair value of plan assets at beginning of year	$391.9	$291.2	$40.9	$26.6
Actual return on plan assets	(26.6)	45.1	(1.6)	2.4
Employer contributions	73.1	62.5	9.1	14.6
Benefits paid	(11.6)	(6.9)	(4.6)	(2.7)

Fair value of plan assets at end of year	$426.8	$391.9	$43.8	$40.9

Funded status	$46.3	$85.5	$(35.9)	$(20.8)
Unrecognized net actuarial (gain) loss	63.9	(20.4)	26.0	7.2
Unrecognized prior service cost	25.7	5.0	(0.2)	—

Prepaid (accrued) benefit cost	$135.9	$70.1	$(10.1)	$(13.6)

        Net periodic benefit cost of plans included the following components:

	Pension Benefits			Other Benefits
	Fiscal Year			Fiscal Year
	2002	2001	2000	2002	2001	2000
Service cost	$21.9	$21.4	$21.8	$5.0	$4.6	$5.1
Interest cost	19.4	17.9	15.4	4.5	3.6	3.2
Expected return on plan assets	(32.3)	(26.4)	(21.8)	(3.9)	(2.6)	(2.4)
Amortization of prior service cost	0.4	(1.4)	0.3	0.1	—	—

Net periodic benefit cost	$9.4	$11.5	$15.7	$5.7	$5.6	$5.9

        The actuarial assumptions were as follows:

	Pension Benefits		Other Benefits
	Fiscal Year		Fiscal Year
	2002	2001	2002	2001
Weighted average assumptions
Discount rate	6.8%	7.2%	7.3%	7.5%
Expected return on plan assets	9.2%	9.2%	9.5%	9.5%
Rate of compensation increase	4.5%	4.3%	N/A	N/A
Healthcare cost trend rate	N/A	N/A	8.0%	8.0%

        Plan assets for the U.S. plan consist of a diversified portfolio of fixed income investments, debt and equity securities, and cash equivalents. Plan assets include investments in the Company's common stock of $56.1 and $56.6 at April 26, 2002 and April 27, 2001, respectively.

        Outside the U.S., the funding of pension plans is not a common practice in certain countries as funding provides no economic benefit. Consequently, the Company has certain non-U.S. plans that are unfunded. It is the Company's policy to fund retirement costs within the limits of allowable tax deductions.

        In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable wages are provided to certain employees under non-qualified plans. The net periodic cost of non-qualified pension plans was $5.3, $5.4, and $4.2 in fiscal 2002, 2001, and 2000, respectively. The unfunded accrued pension cost related to these non-qualified plans totaled $25.6 and $25.7 at April 26, 2002 and April 27, 2001, respectively.

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on postretirement benefit cost	$1.1	$(0.9)
Effect on postretirement benefit obligation	6.3	(5.2)

Defined Contribution Plans    The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company match on the supplemental retirement plan for U.S. employees is made in the form of an annual allocation of Medtronic stock to the participants' ESOP account (see Note 8). Company contributions to the plans are based on employee contributions and Company performance. Expense under these plans was $10.2 in fiscal 2002, $3.8 in fiscal 2001, and $3.4 in fiscal 2000.

12.  Leases

The Company leases office, manufacturing and research facilities, and warehouses, as well as transportation, data processing and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the then fair rental value.

        Future minimum payments under capitalized leases and non-cancelable operating leases at April 26, 2002 were:

	Capitalized Leases	Operating Leases
2003	$1.2	$34.5
2004	0.8	28.2
2005	0.4	21.7
2006	0.4	17.9
2007	0.3	13.1
2008 and thereafter	0.3	8.5

Total minimum lease payments	$3.4	$123.9
Less amounts representing interest	(0.4)	N/A

Present value of net minimum lease payments	$3.0	N/A

        Rent expense for all operating leases was $54.2, $51.8, and $49.8 in fiscal years 2002, 2001, and 2000, respectively.

13.  Commitments and Contingencies

The Company is involved in a number of legal actions, the outcomes of which are not within our complete control and may not be known for prolonged periods of time. Related to these legal actions, the Company records a liability when a loss is known or considered probable and the amount can be reasonably estimated. If a loss is not probable or a probable loss cannot be reasonably estimated, a liability is not recorded. While it is not possible to predict the outcome of these actions, the Company believes that costs associated with them will not have a material adverse impact on the Company's financial position or liquidity, but may be material to the consolidated results of operations of any one period.

        In October 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, filed suit in federal court in the District Court of Delaware against Arterial Vascular Engineering, Inc. (AVE), which was acquired by the Company in January 1999. The suit alleged that AVE's modular stents infringe certain patents now owned by Cordis. Boston Scientific Corporation is also a defendant in this suit. In December 2000, a Delaware jury rendered a verdict that the previously marketed MicroStent® and GFX® stents infringe valid claims of two patents and awarded damages to Cordis totaling approximately $270.0. In March 2002, the Court entered an order in favor of AVE, deciding as a matter of law that AVE's MicroStent and GFX stents do not infringe the patents. Cordis has filed an appeal.

        In September 2000, Cordis filed an additional suit against AVE in the District Court of Delaware alleging that AVE's S670, S660 and S540™ stents infringe the patents asserted in the October 1997 Cordis case above. The Court has stayed proceedings in this suit until the appeals have been decided in the 1997 case above.

        In December 1997, Advanced Cardiovascular Systems, Inc. (ACS), a subsidiary of Guidant Corporation, sued AVE in federal court in the Northern District of California alleging that AVE's modular stents infringe certain patents held by ACS and is seeking injunctive relief and monetary damages. AVE denied infringement and in February 1998, AVE sued ACS in federal court in the District Court of Delaware alleging infringement of certain of its stent patents, for which AVE is seeking injunctive relief and monetary damages. The cases have been consolidated in Delaware and an order has been entered staying the proceedings until September 2002.

        In August 1999, more than 12 years after its business operations were abandoned, Stenticor, Inc. (Stenticor) and two of its shareholders filed suit in California state court in Santa Rosa alleging that certain of Stenticor's trade secrets were misappropriated by AVE and two individuals who were former officers and/or shareholders of Stenticor. The lawsuit alleges that Stenticor owned the modular stent design used in certain stents sold by AVE, and that the individual defendants misappropriated those trade secrets to Endovascular Support Systems, which ultimately transferred them to AVE. Plaintiffs have also asserted claims for breach of contract, breach of fiduciary duty, misrepresentation and unfair competition. Defendants have asserted a counterclaim for professional negligence, and AVE has agreed to indemnify the individual defendants except in certain circumstances. Trial is scheduled for August 2002.

        In June 2000, Medtronic filed suit in U.S. District Court in Minnesota against Guidant Corporation seeking a declaration that Medtronic's Jewel AF device does not infringe certain patents held by Guidant and/or that such patents were invalid. Thereafter, Guidant filed a counterclaim alleging that the Jewel AF and the Gem III AT infringe certain patents relating to atrial fibrillation. The case is in the discovery stage.

        In January 2001, DePuy/AcroMed, Inc., a subsidiary of Johnson & Johnson, Inc., filed suit in U.S. District Court in Massachusetts alleging that Medtronic Sofamor Danek, Inc. (MSD), a subsidiary of the Company, was infringing a patent relating to a design for a multiaxial pedicle screw. In

March 2002, DePuy/AcroMed supplemented its allegations, and now claims that MSD's M10, M8 and Vertex™ screws infringe the patent. The suit is in discovery stages.

        In May 2001, MSD filed a lawsuit against Dr. Gary Karlin Michelson and Karlin Technology, Inc. (together, KTI) in the U.S. District Court for the Western District of Tennessee. The suit seeks damages and injunctive relief against KTI for breach of purchase and license agreements relating to intellectual property in the field of threaded and non-threaded spinal interbody implants, fraud, breach of non-competition obligations and other claims. In October 2001, KTI filed several counterclaims against MSD as well as a third-party complaint against Sofamor Danek Holdings, Inc., a related entity, seeking damages and injunctive relief based on several claims, including breach of contract, infringement of several patents, fraud and unfair competition. The case is in discovery and trial is scheduled for March 2003.

        In June 2001, MiniMed and its directors were named in a putative class action lawsuit filed in the Superior Court of the State of California for the County of Los Angeles. The plaintiffs purport to represent a class of stockholders of MiniMed asserting claims in connection with the merger of MiniMed with the Company, alleging violation of fiduciary duties owed by MiniMed and its directors to the MiniMed stockholders. Among other things, the complaint sought preliminary and permanent injunctive relief to prevent completion of the merger. In August 2001, the Court denied the plaintiffs' request for injunctive relief to prevent completion of the merger.

        In December 2001, VidaMed and its directors were named in a putative class action suit in the Court of Chancery of the State of Delaware for the County of Newcastle. The plaintiffs purport to represent a class of shareholders of VidaMed asserting claims in connection with the merger of VidaMed and the Company, alleging that VidaMed and its directors violated various fiduciary duties to the VidaMed shareholders.

        The Company believes that it has meritorious defenses against the above claims and intends to vigorously contest them. Losses related to the litigation matters discussed above are not considered probable or cannot be reasonably estimated. Accordingly, no reserves have been recorded as of April 26, 2002.

        In March 2000, Boston Scientific Corporation (BSX) sued AVE in federal court in the Northern District of California alleging that the S670 rapid exchange perfusion stent delivery system infringes a patent held by Boston Scientific. As previously disclosed, arbitration hearings were held in April 2001 and, in July 2001, the arbitrators issued an award in favor of BSX, finding infringement, awarding approximately $169.0 in damages plus legal fees and costs to BSX, and allowing for an injunction against future sales in the U.S. of certain rapid exchange perfusion delivery systems. The Company recognized these and other related expenses during the fourth quarter of fiscal 2001 and first quarter of fiscal 2002. In September 2001, the U.S. District Court for the Northern District of California issued an order confirming the arbitration award, including imposition of the injunction. AVE has filed an appeal and a bond to stay enforcement of the money judgment until the appeal is resolved.

        In December 1999, ACS sued the Company and AVE in federal court in the Northern District Court of California alleging that the S670 rapid exchange perfusion stent delivery system infringes a patent held by ACS. ACS filed a demand for arbitration with the American Arbitration Association in Chicago simultaneously with the lawsuit. AVE filed an answer denying infringement based on its license to the patent for perfusion catheters as part of the assets acquired from C.R. Bard in 1998. The parties have arbitrated all claims against all of AVE's rapid exchange perfusion angioplasty balloons and stent delivery systems. In April 2002, the arbitrators found the rapid exchange perfusion devices to be unlicensed and awarded damages to ACS in the amount of $158.0 plus prejudgment interest. The U.S. District Court in the Northern District of California has confirmed the award. The Company has paid and satisfied the judgment. The Company had already discontinued sales of rapid exchange perfusion devices in the U.S. in September 2001. The $158.0 in damages plus the prejudgment interest are reflected in fiscal 2002 consolidated financial results.

        In June 2000, Edwards LifeSciences, Inc. (Edwards) filed suit in the U.S. District Court in Delaware alleging infringement of certain patents directed to prosthetic aortic heart valves and a holder for annuloplasty rings. In March 2001, Edwards amended its complaint to add a patent relating to a holder device for prosthetic mitral heart valves that employ a suture loop guard. The parties have settled the litigation relating to the patents for aortic heart valves and a holder for annuloplasty rings. The settlement is reflected in consolidated fiscal 2002 results. Patent issues relating to the holder with suture loop guards were resolved in favor of the Company through binding arbitration in July 2002.

        The Medtronic Foundation (Foundation), funded entirely by the Company, was established to maintain good corporate citizenship in its communities. In fiscal 2001, the Company made a commitment to contribute $20.4 to the Foundation. In fiscal 2001, the Company partially funded this commitment through the donation of equity securities with a fair value of $8.1. In fiscal 2002, the Company funded the remainder of this commitment. Commitments to the Foundation are expensed when authorized.

        During fiscal year 2002, the Company entered into an investment agreement with a strategic partner in the field of spinal surgery. Pursuant to this agreement, the Company may be required to purchase up to 100% of the strategic partner's outstanding shares for cash consideration of approximately $153.0 if certain product-related milestones and various other favorable operational conditions are achieved. If these milestones and favorable conditions are achieved, the Company expects that they would most likely be met in fiscal years 2005 and 2006.

14.  Quarterly Financial Data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(unaudited and in millions, except per share data)
Net Sales
2002	$1,455.7	$1,571.2	$1,592.4	$1,791.5	$6,410.8
2001	1,310.4	1,361.9	1,361.6	1,517.9	5,551.8
Gross Profit
2002	1,077.6	1,166.2	1,179.6	1,334.7	4,758.1
2001	993.8	1,010.7	1,016.2	1,120.5	4,141.2
Net Earnings
2002—Before charges*	342.0	349.2	364.0	422.0	1,477.2
—After charges*	301.5	66.7	314.9	300.9	984.0
2001—Before charges*	295.5	309.1	313.9	363.6	1,282.1
—After charges*	284.1	309.1	302.8	150.0	1,046.0
Diluted Earnings per Share
2002—Before charges*	0.28	0.29	0.30	0.34	1.21
—After charges*	0.25	0.05	0.26	0.25	0.80
2001—Before charges*	0.24	0.25	0.26	0.30	1.05
—After charges*	0.23	0.25	0.25	0.12	0.85

*
See Note 3 for detail regarding these charges.

15.  Segment and Geographic Information

During the third quarter of fiscal 2002, the Company announced an organizational change in the Neurological, Spinal, Diabetes and ENT operating segment to separate this operating segment into two operating segments; Neurological and Diabetes, and Spinal and ENT. As a result of dividing this segment, the Company now maintains five operating segments, which are aggregated into one reportable segment—the manufacture and sale of device-based medical therapies. Each of the Company's operating segments has similar economic characteristics, technology, manufacturing processes, customers, distribution and marketing strategies, regulatory environments, and shared infrastructures. Net sales by operating segment were as follows:

	Fiscal Year
	2002	2001	2000
Cardiac Rhythm Management	$2,943.8	$2,656.8	$2,504.7
Neurological and Diabetes	1,024.5	644.8	568.4
Spinal and ENT	1,021.2	834.1	684.0
Vascular	902.3	928.6	792.5
Cardiac Surgery	519.0	487.5	466.7

	$6,410.8	$5,551.8	$5,016.3

Geographic Information    Certain historical revenue and long-lived asset amounts by geography have been reclassified to reflect revised allocations:

	United States	Europe	Asia Pacific	Other Foreign	Elimi- nations	Consoli- dated
2002
Revenues from external customers	$4,448.6	$1,141.8	$653.6	$166.8	$—	$6,410.8
Intergeographic sales	713.5	450.4	—	11.4	(1,175.3)	—

Total sales	$5,162.1	$1,592.2	$653.6	$178.2	$(1,175.3)	$6,410.8

Long-lived assets	$6,573.5	$692.1	$139.3	$11.6	$—	$7,416.5

2001
Revenues from external customers	$3,683.2	$1,077.6	$617.9	$173.1	$—	$5,551.8
Intergeographic sales	572.5	347.1	0.1	45.3	(965.0)	—

Total sales	$4,255.7	$1,424.7	$618.0	$218.4	$(965.0)	$5,551.8

Long-lived assets	$2,563.9	$653.0	$48.2	$17.0	$—	$3,282.1

2000
Revenues from external customers	$3,239.9	$1,090.4	$521.2	$164.8	$—	$5,016.3
Intergeographic sales	535.2	261.4	0.1	17.4	(814.1)	—

Total sales	$3,775.1	$1,351.8	$521.3	$182.2	$(814.1)	$5,016.3

Long-lived assets	$1,926.3	$667.6	$46.8	$17.1	$—	$2,657.8

        Sales between geographic areas are made at prices that would approximate transfers to unaffiliated distributors. No single customer represents over 10% of the Company's consolidated sales in fiscal 2002, 2001, and 2000.

Note 16—Subsequent Events

On June 28, 2002, the Company announced that it had agreed to acquire Spinal Dynamics Corporation (SDC), a developer of an artificial cervical disc that is designed to maintain mobility of the cervical spine after surgery. This acquisition, valued at approximately $270.0, is expected to be completed during the second quarter of fiscal 2003. Prior to this acquisition, the Company had a minority investment in SDC which was accounted for under the cost method.

MEDTRONIC, INC.
SELECTED FINANCIAL DATA

	Fiscal Year
(in millions of dollars, except per share and employee data)
	2002	2001	2000	1999	1998
Operating Results for the Year:
Net sales	$6,410.8	$5,551.8	$5,016.3	$4,232.5	$3,423.1
Cost of products sold	1,652.7	1,410.6	1,265.8	1,105.3	873.2
Gross margin percentage	74.2%	74.6%	74.8%	73.9%	74.5%
Research and development expense	646.3	577.6	488.2	441.6	378.3
Selling, general and administrative expense	1,962.8	1,685.2	1,578.8	1,325.2	1,106.6
Special charges	290.8	338.8	13.8	374.2	192.4
Purchased in-process research and development	293.0	—	—	150.9	—
Other (income)/expense	34.4	64.4	70.6	33.2	(19.5)
Interest (income)/expense	6.6	(74.2)	(15.7)	(23.0)	(12.4)

Earnings before income taxes	1,524.2	1,549.4	1,614.8	825.1	904.5
Provision for income taxes	540.2	503.4	530.6	358.4	316.8

Net earnings	$984.0	$1,046.0	$1,084.2	$466.7	$587.7

Per share of common stock:
Basic earnings per share	$0.81	$0.87	$0.91	$0.40	$0.51
Diluted earnings per share	0.80	0.85	0.89	0.39	0.50
Cash dividends declared	0.23	0.20	0.16	0.13	0.11

Operating results for the year, excluding non-recurring charges:
Net earnings	$1,477.2	$1,282.1	$1,095.7	$905.5	$724.6
Basic earnings per share	1.22	1.07	0.92	0.77	0.63
Diluted earnings per share	1.21	1.05	0.90	0.75	0.61
Financial Position at end of fiscal year:
Working capital	$(496.9)	$2,397.5	$2,041.9	$1,456.3	$1,408.0
Current ratio	0.9 : 1	2.8 : 1	3.1 : 1	2.4 : 1	2.8 : 1
Total assets	10,904.5	7,038.9	5,694.1	5,030.3	3,754.4
Long-term debt	9.5	13.3	14.9	25.3	62.0
Shareholders' equity	6,431.1	5,509.5	4,512.5	3,789.2	2,746.5
Additional Information:
Full-time employees at year-end	25,137	23,290	21,585	20,133	17,050
Full-time equivalent employees at year-end	27,731	26,050	24,985	22,593	18,538

Note: Results include the impact of $615.8, $347.2, $13.8, $554.1, and $205.3 pre-tax non-recurring charges taken during fiscal 2002, 2001, 2000, 1999, and 1998 (see Note 3).

MEDTRONIC, INC.
INVESTOR INFORMATION

Price Range of Medtronic Stock

Fiscal Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
2002 High	$48.59	$48.38	$51.24	$49.46
2002 Low	41.76	38.99	39.71	43.81
2001 High	57.00	56.25	61.00	54.60
2001 Low	47.00	47.50	48.00	40.71

Prices are closing quotations. On July 5, 2002, there were approximately 48,500 holders of record of the Company's common stock. The regular quarterly cash dividend was 5.75 cents per share for fiscal 2002 and 5.00 cents per share for fiscal 2001.