Form 10-K, Exhibit 13
period 2003-04-25
MEDTRONIC INC
filed 2003-07-14
CIK 64670

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations	14
Report of Management	33
Report of Independent Auditors	33
Statements of Consolidated Earnings	34
Consolidated Balance Sheets	35
Statements of Consolidated Shareholders' Equity	36
Statements of Consolidated Cash Flows	37
Notes to Consolidated Financial Statements	38
Selected Financial Data	62
Price Range of Medtronic Stock	63

13 - Medtronic, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Understanding Our Financial Information

        Our financial information is summarized in this Management's Discussion and Analysis, the Consolidated Financial Statements, and the related Notes as of April 25, 2003 and April 26, 2002 and for each of the three fiscal years ended April 25, 2003. This information is important, but can appear overwhelming. The following will assist you in fully understanding our financial information.

        Organization of Financial Information    Management's Discussion and Analysis, presented on pages 14 to 32 of this report, provides material historical and prospective disclosures enabling investors and other users to assess our financial condition and results of operations.

        The consolidated financial statements, excluding the related notes, are presented on pages 34 to 37 of this report, and include the statements of consolidated earnings, consolidated balance sheets, statements of consolidated shareholders' equity and statements of consolidated cash flows.

        The notes, which are an integral part of the consolidated financial statements, are presented on pages 38 to 61 of this report. The notes provide additional information required to fully understand the nature of amounts included in the consolidated financial statements.

        Financial Trends    Throughout these financial sections, you will read about transactions or events that materially contribute to or reduce earnings and materially affect financial trends. We refer to these charges as special charges (such as certain litigation and restructuring charges), purchased in-process research and development (IPR&D), and other charges. These charges result from facts and circumstances that vary in frequency and/or impact on continuing operations. See page 22 of this report and Note 3 to the consolidated financial statements for more information regarding these transactions. While understanding these charges is important in understanding and evaluating financial trends, other transactions or events may also have a material impact on financial trends. A complete understanding of the special, IPR&D, and other charges is necessary in order to estimate the likelihood that financial trends will continue.

        Accounting Policies and Critical Accounting Estimates    We have adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S.). Our most significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

        The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the U.S., requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, property, plant and equipment, minority investments, legal proceedings, IPR&D, warranty obligations, product liability, pension and postretirement obligations, sales returns and discounts, income taxes, and restructuring activities are updated as appropriate, which in most cases is at least quarterly. We base our estimates on historical experience, actuarial valuations, or various assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may materially differ from these estimates.

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

        Legal Proceedings    We are involved in a number of legal actions, the outcomes of which are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, which, if granted, would require significant expenditures. We record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of the loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. Our significant legal proceedings are discussed in Note 14 to the consolidated financial statements. As of April 25, 2003, no reserve has been established related to these proceedings.

        Minority Investments    We make long-term, strategic investments in companies that are in varied stages of development. We account for these investments under the cost or the equity method of accounting, as appropriate. Publicly traded investments accounted for under the cost method are adjusted to fair value at the end of each quarter based on their quoted market price. The valuation of investments accounted for under the cost method that do not have quoted market prices is based on all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. Required adjustments to the carrying value of these investments are recorded in shareholders'

Medtronic, Inc. - 14

equity as accumulated other non-owner changes in equity unless an unrealized loss is considered to be other than temporary. If an unrealized loss is considered to be other than temporary, the loss will be recognized in the statement of consolidated earnings in the period the determination is made. Investments accounted for under the equity method are recorded at the amount of our investment and adjusted each period for our share of the investee's income or loss and dividends paid. Investments accounted for under both the cost and equity methods are reviewed quarterly for changes in circumstance or the occurrence of events that suggest our investment is not recoverable. As of April 25, 2003 and April 26, 2002, we had $236.8 million and $260.2 million, respectively, of minority investments, which were recorded as long-term investments in the consolidated balance sheet. Of these investments, $212.5 million and $204.6 million, respectively, represent investments in companies that do not have quoted market prices.

        Valuation of IPR&D, Goodwill, and Other Intangible Assets    When we acquire another company, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, tangible assets, and goodwill as required by generally accepted accounting principles in the U.S. IPR&D is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D and other intangible assets requires us to make significant estimates. The amount of the purchase price allocated to IPR&D and other intangible assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of the acquisition in accordance with accepted valuation methods. For IPR&D, these methodologies include consideration of the risk of the project not achieving commercial feasibility.

        Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D , of the acquired businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest an impairment exists. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows. Goodwill was $4.2 billion and $4.0 billion as of April 25, 2003 and April 26, 2002, respectively.

        Other intangible assets consist primarily of purchased technology, patents, and trademarks and are amortized using the straight-line method over their estimated useful lives, ranging from 3 to 25 years. We review these intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value is not recoverable. Other intangible assets, net of accumulated amortization, were $1.0 billion and $1.1 billion as of April 25, 2003 and April 26, 2002, respectively.

        Tax Strategies    We operate in multiple tax jurisdictions both in the U.S. and outside the U.S. Accordingly, we must determine the appropriate allocation of income to each of these jurisdictions. This determination requires us to make several estimates and assumptions. Tax audits associated with the allocation of this income, and other complex issues, may require an extended period of time to resolve and may result in material income tax adjustments if changes to our allocation are required between jurisdictions with different tax rates. Additionally, tax authorities periodically review tax returns and propose adjustments to our tax filings. We currently believe the U.S. Internal Revenue Service (IRS) may assess material adjustments to previously filed returns. As we believe we have meritorious defenses of our tax filings, if challenged by the IRS, we will vigorously defend these filings. Our defense will initially be through negotiations with the IRS. If these negotiations prove unsuccessful, we would continue our defense at the IRS appellate level and/or through litigation in the courts. At April 25, 2003, we believe we have provided for all probable liabilities resulting from tax assessments by taxing authorities.

        Our current tax strategies have resulted in an effective tax rate below the U.S. statutory rate of 35%. An increase in our effective tax rate of 1% would result in an additional income tax provision in fiscal year 2003 of approximately $23.4 million.

        Financial Obligations    Our financial obligations are summarized on page 27 of this report.

        Derivatives    We do not use derivatives for speculative purposes. Derivatives are used to mitigate certain currency risks. Our accounting policy for derivatives and summary of the application of the

15 - Medtronic, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

derivative accounting rules are located in Note 1 to the consolidated financial statements. Details regarding our risk management programs and the derivatives used in these programs are located on page 29 of this report and in Note 4 to the consolidated financial statements.

Our Business

        We are a world leading medical technology company, providing lifelong solutions for people with chronic disease. Primary products include medical devices and technology to treat bradycardia, tachyarrhythmia, heart failure, atrial fibrillation, coronary vascular disease, endovascular disease, peripheral vascular disease, heart valve disease, malignant and non-malignant pain, diabetes, urological disorders, gastroenterological ailments, movement disorders, spinal disorders, neurodegenerative disorders and ear, nose and throat disorders.

Overview of Fiscal Year 2003 Operating Results

        Fiscal year 2003 net sales increased by $1.254 billion, or 19.6%, from the prior fiscal year to $7.665 billion. Foreign currency translation had a favorable impact on net sales of $169.1 million when compared to the prior fiscal year. The increase in net sales was driven by growth in our Cardiac Rhythm Management (CRM) and Spinal, Ear, Nose, and Throat (ENT), and Surgical Navigation Technology (SNT) operating segments. CRM net sales increased 23% over the prior fiscal year to $3.631 billion. CRM growth was driven by new product introductions, continued strong growth in existing products, growth in the emerging heart failure market, and the acceleration in growth of the tachyarrhythmia market, resulting in a 47% increase in net sales of implantable defibrillators and a 10% increase in net sales of pacing systems. Spinal, ENT, and SNT net sales increased 32% over the prior fiscal year to $1.347 billion. The increase in Spinal, ENT, and SNT was driven by continued strong growth in existing products, growth in the spinal market, continued acceptance of the INFUSE® Bone Graft for spinal fusion, which is used in conjunction with the LT-CAGE®, a lumbar tapered spinal fusion device, and our rapidly growing family of MAST (Minimally Access Spine Technologies) products. For more detail regarding these increases, see our discussion of net sales by operating segment in the "Net Sales" section of this discussion and analysis.

        In October 2002, we acquired Spinal Dynamics Corporation (SDC) for approximately $254.3 million. SDC is a developer of an artificial disc that is designed to maintain mobility of the cervical spine after surgery. The artificial disc is currently marketed in Europe and is expected to be commercially available in the U.S. in fiscal year 2007. This acquisition is expected to complement our full suite of spinal surgery products. Our fiscal year 2003 operating results include the results of SDC since the date of acquisition.

        In fiscal year 2002, we completed several acquisitions that strengthened and diversified our product lines. Two of these acquisitions, MiniMed, Inc. (MiniMed) and Medical Research Group, Inc. (MRG), were completed in the second quarter for a total purchase price of $3.807 billion. MiniMed is the world leader in the design, development, manufacture, and marketing of advanced medical systems for the treatment of diabetes. MRG designs and develops technologies related to implantable pumps and sensors used in the treatment of diabetes. These two companies provide the foundation of our Diabetes business. In the third quarter of fiscal year 2002, we acquired Endonetics, Inc. (Endonetics), which develops technologies for the diagnosis and treatment of gastroesophageal reflux disease (GERD), for $67.2 million. In the fourth quarter of fiscal year 2002, we acquired VidaMed, Inc. (VidaMed), which designs, develops, and manufactures products that provide nonsurgical treatment for benign prostatic hyperplasia (BPH), for $328.6 million. The acquisitions of Endonetics and VidaMed increased

Medtronic, Inc. - 16

the breadth of our product offerings in our urology and gastro-enterology business. Our fiscal year 2002 operating results include the results of each of these acquired entities since their respective acquisition dates.

        Fiscal year 2002 consolidated net sales increased by $859.0 million, or 15.5%, from fiscal year 2001 to $6.411 billion. Foreign exchange translation had an unfavorable impact on net sales of $90.5 million when compared to fiscal year 2001. Our growth was primarily driven by new product introductions in the U.S. and the acquisitions discussed above, which resulted in a 21% increase in U.S. consolidated net sales to $4.449 billion. The new product introductions contributed to an increase in net sales outside the U.S. of 5%, to $1.962 billion. New product introductions were spread throughout each operating segment and across major product lines. The acquisitions had minimal impact on net sales outside the U.S. as these entities were historically focused on the U.S. markets.

        The primary exchange rate movements that impact our consolidated net sales growth are the U.S. dollar as compared to the Euro and the Japanese Yen. The impact of foreign currency fluctuations on net sales is not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and our hedging activities (see the "Market Risk" section of this discussion and analysis and Note 4 to the consolidated financial statements for further details on foreign currency instruments and our related risk management strategies). In fact, even with the weakening of the U.S. dollar during fiscal year 2003, net earnings were actually negatively impacted by foreign currency fluctuations.

        Earnings and Earnings Per Share    (dollars in millions, except per share data):

	Fiscal Year			Percent Increase/ (Decrease)
	2003	2002	2001	FY03/02	FY02/01
Net earnings, as reported	$1,599.8	$984.0	$1,046.0	62.6%	(5.9)%
Special, IPR&D, and other charges, after-tax	120.9	493.2	236.1	N/A	N/A
Diluted earnings per share, as reported	1.30	0.80	0.85	62.5%	(5.9)%
Special, IPR&D, and other charges, net, per diluted share	0.10	0.40	0.19	N/A	N/A

        Special, IPR&D, and other charges in each fiscal year included the following (see page 22 and Note 3 to the consolidated financial statements for more detail regarding special, IPR&D, and other charges):

  •
  Fiscal year 2003:  net after-tax charges totaling $120.9 million primarily for IPR&D related to the acquisition of SDC.

  •
  Fiscal year 2002:  net after-tax charges totaling $493.2 million primarily for IPR&D, litigation, restructuring charges, and debt issuance costs related to the MiniMed and MRG acquisitions.

  •
  Fiscal year 2001:  net after-tax charges totaling $236.1 million primarily for litigation and related asset write-downs, transaction costs related to the merger with PercuSurge, Inc. (PercuSurge) and restructuring initiatives aimed at further streamlining operations.

17 - Medtronic, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

        Cardiac Rhythm Management (CRM)    CRM products consist primarily of pacemakers, implantable and external defibrillators, leads and ablation products. CRM fiscal year 2003 net sales grew by 23% from the prior fiscal year to $3.631 billion. Foreign currency translation had a favorable impact on net sales of approximately $87.9 million when compared to the prior fiscal year. While the increase in CRM net sales was strong across all product lines, fiscal year 2003 highlights include the following:

  •
  Implantable defibrillator net sales for fiscal year 2003 increased 47% over the prior fiscal year to $1.488 billion. This increase was driven by continued strong demand for the Marquis® family of implantable cardioverter defibrillators (ICDs), Sprint Quattro® leads, and the InSync® ICD device, which was approved by the United States Food and Drug Administration (FDA) in June 2002 as an additional heart failure option for those patients who also have a high risk of sudden cardiac arrest. The strong demand for these products reflects both the market leading technologies as well as a general expansion of the tachyarrhythmia and heart failure markets.

  •
  Pacing system net sales for fiscal year 2003 increased by 10% over the prior fiscal year to $1.736 billion. This increase was led by continued strong performance of the Kappa® 900 pacemaker, which provides atrial monitoring and diagnostic functions, InSync, a device designed to improve the pumping capability for patients with congestive heart failure, and the Attain® Over-the-Wire left heart lead, which facilitates cardiac resynchronization therapy in patients with failing hearts. The strong demand for these products is reflective of both the market leading technologies and a general expansion of the heart failure market.

  •
  CRM's implantable products were complemented by new releases in our LIFEPAK® line of external defibrillators/monitors and continued acceptance of the Medtronic CareLink Programmer with Remote View (Medtronic Carelink™ Network). Fiscal year 2003 releases in the LIFEPAK defibrillator line include the LIFEPAK 500DPS, an automated external defibrillator (AED) designed for first responders in law enforcement, utility, and military settings; the LIFEPAK CR Plus defibrillator, an AED designed for both the commercial and consumer market; and the LIFEPAK 20 defibrillator, an external defibrillator for use by both first responders and professionals in a hospital or clinical setting. The Medtronic Carelink Network enables clinicians to review data about implanted cardiac devices in real time and access stored patient and device diagnostics. Today, nearly 100,000 implantable defibrillator patients in the U.S. are now eligible to benefit from the Medtronic Carelink Network.

        CRM fiscal year 2002 net sales grew 11% from fiscal year 2001 to $2.944 billion. Foreign currency had an unfavorable impact on net sales of approximately $44.6 million. While the increase was the result of strong growth across all product lines, fiscal year 2002 highlights include the following:

  •
  Implantable defibrillator net sales for fiscal year 2002 increased 17% over the prior fiscal year to $1.013 billion. This increase was driven by strong market acceptance of the GEM® family of defibrillators and the Marquis DR defibrillator, which received FDA approval in March 2002.

  •
  Pacing system net sales for fiscal year 2002 increased 8% over the prior fiscal year to $1.577 billion. This increase was highlighted by the U.S. market release of the InSync implantable pulse generator, Kappa 900 pacemaker, and Attain Over-the-Wire left heart lead. Fiscal year 2002 net sales from pacing devices also benefited from the market release in the U.S., and in certain countries outside the U.S., of the Medtronic CareLink Network.

        Looking ahead, we expect to benefit from the following:

  •
  InSync Marquis ICD, a high-power heart failure device, received FDA approval in March 2003.

  •
  AT500™, a pacemaker with atrial therapies, received FDA approval in March 2003.

  •
  Vitatron® C-series, the world's first digital pacemaker, was launched in Europe in May 2003. We expect to receive FDA approval in late calendar year 2003.

  •
  EnPulse™, the world's first fully automatic pacemaker for setting pacing outputs and sensing thresholds in both the upper and lower chambers of the heart. We expect to receive FDA approval for the EnPulse pacemaker in fiscal year 2004.

  •
  Continued acceptance of InSync III, a low-power heart failure device, which received FDA approval in February 2003.

  •
  MADIT II, a large medical study that significantly increases the number of people proven to be at high risk of sudden cardiac arrest who could benefit from ICDs. The study was approved by the FDA and endorsed by the American College of Cardiology and other international medical organizations.

  •
  SCD-HeFT, the largest ICD trial to date, is assessing the benefit of ICDs in a broad group of patients at risk of sudden cardiac arrest. Results of this Medtronic-National Institute of Health co-sponsored trial are expected near the end of fiscal year 2004.

        Neurological and Diabetes    Neurological and Diabetes products consist primarily of implantable neurostimulation devices, implantable drug administration systems, neurosurgery products, urology products, gastroenterology products, and medical systems for the treatment of diabetes. Neurological and Diabetes net sales for fiscal year 2003 increased 32% from the prior fiscal year to $1.357 billion. Foreign currency had a favorable impact on net sales of $28.0 million when compared to the prior fiscal year. Excluding Diabetes, Neurological net sales for fiscal year 2003 increased by 19% over the prior fiscal year. This increase reflects continued strong sales of Activa® Parkinson's Control Therapy, used for the treatment of movement disorders

Medtronic, Inc. - 18

associated with advanced Parkinson's disease, and certain therapies for the treatment of urological disorders, including the InterStim® Therapy for Urinary Control. Recent business highlights include receiving national Medicare coverage for Activa Therapy, effectively providing coverage for any Medicare beneficiary who would benefit from brain stimulation for Parkinson's disease or Essential Tremor, and FDA approval of a Humanitarian Device Exemption (HDE) making Activa Therapy available to people with dystonia, the hard-to-treat condition that causes involuntary muscle contractions that force certain parts of the body into uncontrolled, sometimes painful, movements or postures.

        We entered the diabetes market by acquiring MiniMed and MRG in the second quarter of fiscal year 2002. With these acquisitions, we established ourselves as the world leader in the design, development, manufacture, and marketing of advanced insulin infusion pumps for the treatment of diabetes. Including MiniMed and MRG results during the period in fiscal year 2002 when they operated as standalone entities, Diabetes net sales in fiscal year 2003 increased 17% over the prior fiscal year. This increase reflects the European launch of the Paradigm® Insulin Infusion Pump, which is a small and easy to use full-featured pump available on the market.

        Neurological and Diabetes net sales for fiscal year 2002 increased by 59% from fiscal year 2001 to $1.025 billion. Foreign currency had an unfavorable impact on net sales of $4.9 million. Excluding Diabetes, Neurological net sales increased 15% to $744.4 million. The increase in Neurological net sales was generated by growth in several product lines, with Activa Parkinson's Control Therapy, Lioresal Intrathecal Baclofen Therapy for the treatment of severe spasticity, and InterStim Therapy representing the growth leaders.

        Diabetes net sales for fiscal year 2002 grew 21% over fiscal year 2001, when MiniMed and MRG operated as standalone companies. This growth was generated by the sale of external pumps and disposables and benefited in part by leveraging our global distribution infrastructure. In addition, a notable driver of this growth came from full U.S. launch of the Paradigm Insulin Infusion Pump.

        Looking ahead, our Neurological and Diabetes operating segment expects to benefit from the following:

  •
  Decision by the Centers for Medicare and Medicaid Services in February 2003 to establish a national Medicare coverage policy for Activa Therapy.

  •
  Launch, in the second half of calendar year 2003, of the Synchromed® II Implantable Infusion Pump, which features a larger drug reservoir and is 30% smaller than the current system.

  •
  Launch, in the second half of calendar year 2003, of two new continuous glucose monitors, the CGMS® System Gold monitor, an improved version intended for physician use, and the Guardian™ monitor, a continuous glucose monitor targeted at consumers. The Paradigm 512 automatically receives a glucose value via remote communication from a glucose monitor and estimates insulin dosage using the pump's bolus calculator.

  •
  Market penetration of the Legend® high-speed drill system and the Legend EHS™ electrical drill system.

  •
  European launch in July 2003 of the Gatekeeper Reflux Repair System™, an innovative treatment for acid reflux disease, or GERD.

  •
  Continued acceptance of the Bravo pH Monitoring System™, a catheter-free system that improves the quality of acid reflux testing.

  •
  Global distribution of a co-branded version of the BD Logic Blood Glucose Monitor (BD monitor) and BD strips. Both the BD monitor and BD strips are owned and controlled by Becton, Dickinson and Company (BDC). The co-branded version is available for our distribution as a result of a strategic relationship agreement with BDC.

        Spinal, ENT, and SNT    Spinal, ENT, and SNT products include thoracolumbar, cervical and interbody spinal devices, surgical navigation tools, and surgical products used by ENT physicians. Spinal, ENT, and SNT net sales for fiscal year 2003 increased by 32% from the prior fiscal year to $1.347 billion. Foreign currency translation had a favorable impact on net sales of $16.6 million when compared to the prior fiscal year. Spinal net sales for fiscal year 2003 increased by over 35% from the prior fiscal year to $1.079 billion. This increase reflects our broad base of product offerings, including continued strong acceptance of the INFUSE Bone Graft, the LT-CAGE fusion device, the CD HORIZON® SEXTANT™ Spinal System (a minimal access spine technology that improves surgical techniques to significantly reduce the size of the incision and resulting pain, scarring, and recovery time associated with conventional spinal fusion surgery), and the METRx™ System (a minimally invasive system used for nerve root decompression). We received FDA approval for our INFUSE bone morphogenetic protein (or INFUSE Bone Graft) for use with the LT-CAGE for spinal fusion in July 2002. The INFUSE Bone Graft, used with our LT-CAGE fusion device, treats certain types of spinal degenerative disc disease, which commonly cause low back pain. By using the INFUSE Bone Graft, physicians are able to eliminate the second surgery normally required to harvest the patient's bone. After more than three decades of study, the INFUSE Bone Graft is the first product of its kind that is widely available. ENT and SNT net sales for fiscal year 2003 increased by 14% and 11%, respectively, from the prior fiscal year. The primary drivers of the increase in ENT net sales were the NIM-Response® nerve monitor, XPS® 3000 endoscopic sinus shaver system, MeroGel® biomaterials, and Meniett™, a portable pulse generator designed to treat the symptoms of Meniere's disease.

19 - Medtronic, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

        Spinal, ENT, and SNT net sales for fiscal year 2002 increased by 22% from fiscal year 2001 to $1.021 billion. Foreign currency translation had an unfavorable impact on net sales of $11.0 million. Spinal net sales increased by approximately 25% when compared to the prior fiscal year. The growth in Spinal for fiscal year 2002 was primarily attributable to increased demand for therapies to treat a wide range of spinal disorders for which we offer several market leading products. Specific highlights included strong sales of thora-columbar products (which pertain to the thoracic and lumbar vertebrae), including the TSRH®-3D spinal instrumentation system, the CD HORIZON spinal system, and interbody products, which benefited from the full market release of the LT-CAGE fusion device. Late in fiscal year 2002, we introduced the SEXTANT minimally invasive system. ENT and SNT net sales for fiscal year 2002 increased approximately 14% and 20%, respectively, when compared to fiscal year 2001.

        Looking ahead, we expect to benefit from continued acceptance of our INFUSE Bone Graft, our market leading suite of MAST products, and acquiring the exclusive European rights to market rhBMP-2, which is currently used in our INFUSE Bone Graft for use in orthopedic trauma and potential future applications of rhBMP-2 to the spine, face, and jaw. Additionally, we expect to benefit from continued European acceptance of the Bryan® cervical disc and the European launch of the Maverick™ Artificial Disc for the lumbar spine in February 2003.

        Vascular Vascular products consist of coronary stents, balloon and guiding catheters, endovascular stent grafts, and peripheral vascular products. Vascular net sales for fiscal year 2003 decreased 14% from the prior fiscal year to $774.1 million. Foreign currency translation had a favorable impact on net sales of $22.9 million when compared to the prior fiscal year. This decrease in net sales was driven by a decrease of 18% in coronary vascular. The decrease in coronary vascular net sales is due to our being enjoined from selling our rapid exchange perfusion delivery system in the U.S., beginning in September 2001, as a result of an arbitration award received in July 2001. This arbitration award found that certain of our rapid exchange perfusion delivery systems infringed a competitor's patent. This injunction resulted in a reduction of U.S. rapid exchange perfusion delivery system net sales of approximately $50.0 million per quarter. We continue to offer all of our coronary stents with alternative delivery systems in the U.S. and rapid exchange delivery systems outside the U.S. One significant milestone achieved during February 2003 in coronary vascular was the U.S. launch of our Multi-Exchange™ coronary stent delivery system with Zipper™ technology, which provides a more advanced solution to the U.S. short wire market. Partially offsetting the decrease in coronary vascular net sales was increased acceptance of the Guardwire Plus®, a distal protection system designed to capture debris dislodged from the wall of the vessel during balloon angioplasty or placement of a stent that might otherwise flow downstream toward the heart and may cause a heart attack or stroke. Vascular also benefited from a 2% increase in net sales of our products to treat abdominal and thoracic aortic aneurysms (AAA, TAA), led by our AneuRx® Stent Graft System.

        Vascular net sales for fiscal year 2002 decreased 3% from fiscal year 2001 to $902.3 million. Foreign currency translation had an unfavorable impact of $20.6 million. The decrease in net sales reflects an 11% decrease in coronary vascular products, partially offset by a 90% increase in net sales from products that treat AAA. The decrease in net sales related to coronary vascular products was due to our being enjoined from selling our rapid exchange perfusion delivery system, as discussed above. The increase in net sales of products to treat AAA was led by full availability of all sizes of the AneuRx Stent Graft System during the fiscal year.

        Looking ahead, while the U.S. commercial release of a drug-coated stent by Johnson and Johnson, Inc. in April 2003 presents a significant competitive challenge, we expect our Vascular operating segment will benefit from the following:

  •
  Our strategic alliance with Abbott Laboratories (Abbott), which should accelerate our entry into the drug-coated stent market. Clinical trials using Abbott's proprietary immunosuppression drug ABT-578 (a rapamycin analogue) with our stents began outside the U.S. in January 2003.

  •
  European market release of the Driver™ stents in January 2003 and the Micro-Driver™ stents in June 2003. Both the Driver and Micro-Driver stents are cobalt-based alloy coronary stents that allow for the engineering of thinner struts creating a lower profile and increased flexibility. Both products are expected to be launched in the U.S. in fiscal year 2004.

  •
  Launch of a series of new Stormer® balloon products using the Zipper delivery platform.

  •
  Expected U.S. market release in late fiscal year 2004 of the Talent stent graph system for minimally invasive AAA repair.

        Cardiac Surgery Cardiac Surgery products include perfusion systems, heart valves, minimally invasive cardiac surgery products and surgical accessories. Cardiac Surgery net sales for fiscal year 2003 increased 7% over the prior fiscal year to $556.9 million. Foreign currency translation had a favorable impact on net sales of $13.7 million when compared to the prior fiscal year. The primary driver of this increase was strong product sales in the Cardiac Surgery Technologies (CST) group. CST net sales for fiscal year 2003 increased 24% over the prior fiscal year. The key products driving the increase in CST net sales were the Starfish® 2 Heart Positioner and the Octopus® 4

Medtronic, Inc. - 20

Tissue Stabilization System, both of which facilitate beating heart bypass surgery. The Octopus 4 system, which was commercially released in August 2002, provides added flexibility and a lower profile that improves the surgeon's access to target arteries on any surface of the heart. CST also benefited from continued sales of the Cardioblate™ Ablation System, a device that uses radiofrequency to create spot or linear lesions in the heart's upper chambers to block errant signals that cause atrial fibrillation. In addition to CST, Cardiac Surgery benefited from growth in both heart valves and perfusion systems. Net sales in fiscal year 2003 of heart valves increased 7%, despite Japanese authorities temporarily prohibiting the sale of any porcine tissue valves in Japan. The increase in net sales from heart valves reflects the continued market shift from mechanical to tissue valves, which is particularly beneficial to us given our broad offerings of tissue valve products, led by the Mosaic® tissue valve. Perfusion system net sales in fiscal year 2003 increased 3% over the prior fiscal year. This is a strong growth rate considering the market for perfusion systems is shrinking as market demand continues to shift toward beating heart procedures. The increase in perfusion systems is primarily due to an increase in market share as well as a small but growing acceptance of the Magellan™ Autologous Platelet Separator, which processes the patient's own blood and benefits the patient in a variety of ways, including a reduction in the risk of infection. The Magellan Autologous Platelet Separator was market released in the U.S. in December 2002.

        Cardiac Surgery net sales for fiscal year 2002 increased 7% over fiscal year 2001 to $519.0 million. Foreign currency translation had an unfavorable impact on net sales of $9.4 million. Perfusion systems net sales declined 6% from the prior fiscal year, reflecting the continued industry shift toward beating heart procedures. As a result of this shift in the market, net sales from minimally invasive heart surgery products increased by approximately 53%, driven by the continued acceptance of the Medtronic Octopus tissue stabilizer and the Medtronic Starfish heart positioner. Heart valve net sales increased approximately 17% as a result of the shift in demand from mechanical to tissue valves.

        Looking ahead, we expect to continue to benefit from the shift in market demand from mechanical valves to tissue valves as well as an increase in the number of beating heart procedures and the reintroduction of our porcine tissue valves in Japan. While the market for mechanical valves is shrinking, we expect to benefit from adoption in Europe of the Advantage® Bi-Leaflet valve (Advantage). Advantage received approval in Europe in February 2003 and significantly strengthens our line of mechanical heart valves.

Costs and Expenses

        The following is a summary of major costs and expenses as a percent of net sales:

	Fiscal Year
	2003	2002	2001
Cost of products sold	24.7%	25.8%	25.4%
Research and development	9.8	10.1	10.4
Selling, general and administrative	30.9	30.6	30.4
IPR&D	1.5	4.6	—
Special charges	—	4.5	6.1
Other (income)/expense	2.5	0.5	1.2
Interest (income)/expense	—	0.1	(1.3)

        Cost of Products Sold    Fiscal year 2003 cost of products sold as a percent of net sales decreased by 1.1 percentage points from fiscal year 2002 to 24.7%. This decrease reflects a shift in product mix towards products with higher margins, increased efficiencies from fully integrating fiscal year 2002 acquisitions, a reduction in direct labor costs as a result of fiscal year 2002 facility consolidation initiatives, economies of scale achieved from an increase in units produced and sold, and manufacturing certain devices that were previously purchased from a third party. The decrease from these factors was partially offset by an unfavorable impact of foreign currency translation of $99.6 million. We expect cost of products sold, as a percentage of revenue, to be in the 25%-26% range.

        Fiscal year 2002 costs of products sold as a percent of net sales increased by 0.4 percentage points from fiscal year 2001 to 25.8%. The increase in cost of sales as a percent of net sales was primarily the result of the unfavorable impact of foreign exchange rates compared to the prior fiscal year, and lower gross margins on fiscal year 2002 acquisitions. The negative impact on margins of fiscal year 2002 acquisitions reflects the high cost structure of these entities, prior to full integration, and an additional $10.0 million of expense resulting from the write-up of MiniMed inventory in accordance with purchase accounting rules.

        Research and Development    We are committed to developing technological enhancements and new indications for existing products, and less invasive and new technologies to address unmet medical needs. Furthermore, we expect our development activities to help reduce patient care costs and the length of hospital stays. Our research and development spending represented 9.8% of net sales, or $749.4 million, in fiscal year 2003.

21 - Medtronic, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

        Presented below are our most important products that received FDA approval or FDA clearance and/or were launched in the U.S. in fiscal year 2003:

Product	Applicable for	Date
Attain OTW Left-Heart Lead	Heart failure (cardiac resynchronization)	May 2002
Starfish 2 Heart Positioner	Beating heart bypass surgery	May 2002
LIFEPAK 20 Defibrillator/Monitor	Manual & AED functionality for hospitals/clinics	May 2002
Stormer OTW Balloon Dilatation Catheter System	Coronary artery stenosis	May 2002
Bravo pH Monitoring System	Evaluation of gastroesophogeal reflux disease	May 2002
Duet EnCompass Urodynamics System	Diagnostic system for lower urinary tract	May 2002
InSync ICD System	Cardiac resynchronization & defibrillation for heart failure patients	June 2002
INFUSE Bone Graft/LT-CAGE Lumbar Tapered Fusion Device	Spinal degenerative disc disease	July 2002
Launcher™ Guide Catheter	Coronary stenosis	August 2002
Octopus 4 device	Beating heart by-pass surgery	August 2002
LIFEPAK CR Plus	AED for the commercial market (home use)	August 2002
Zipper Multi-Exchange Stent Delivery Platform	Coronary artery disease	October 2002
Epicardial Lead Implant Tool	Minimally invasive surgical technique to place leads during cardiovascular procedures	December 2002
Magellan Autologous Platelet Separator	Blood management	December 2002
Marquis VR ICD	Abnormally rapid heart rates	December 2002
LIFEPAK 500 DPS	AED for outdoor & mobile settings	December 2002
Bridge™ Extra Support Balloon Expandable Stent System	Renal artery stenosis	December 2002
N'Vision™ Programmer	Programmer for implantable devices	January 2003
Xpedient™ Delivery System	Repair of abdominal aortic aneurysms	January 2003
Pisces Z Quad® Low-Impedance Lead & Low-Profile Extension	Neurostimulation for pain management	January 2003
InSync III	Cardiac resynchronization therapy	February 2003
AT500 Pacing System	Atrial arrhythmias	March 2003
InSync Marquis	Cardiac resynchronization therapy	March 2003
Activa Therapy	Dystonia (Humanitarian Device Exemption)	April 2003

        Selling, General and Administrative    Fiscal year 2003 selling, general and administrative expense as a percentage of net sales increased by 0.3 percentage points from fiscal year 2002 to 30.9%. This increase reflects the addition of approximately 1,000 professionals to our sales force during the fiscal year and reserving for an incremental $15.5 million of uncollectable accounts at MiniMed. The majority of the uncollectable accounts at MiniMed relate to sales prior to the acquisition of MiniMed. We continue to make investments in MiniMed's distribution infrastructure to ensure that the billing and collecting processes can be increased as needed to support the growth of the business. We remain committed to controlling costs through the implementation of cost control measures in all of our businesses.

        Fiscal year 2002 selling, general and administrative expense as a percentage of net sales increased by 0.2 percentage points from fiscal year 2001 to 30.6%. This increase primarily related to the impact of fiscal year 2002 acquisitions on the consolidated cost structure.

        Special, IPR&D, and Other Charges    Special, IPR&D, and other charges taken during the previous three fiscal years are as follows:

	Fiscal Year
	2003	2002	2001
	(in millions)
Special charges:
Litigation	$(8.0)	$244.9	$231.3
Asset write-downs	8.9	6.9	59.9
Restructuring and other related charges	16.1	29.2	23.0
Acquisition-related charges	—	—	4.2
Gain on equity investment	—	(36.8)	—
Foundation contribution	—	47.6	20.4
Changes in estimates	(14.5)	(1.0)	—

Total special charges	2.5	290.8	338.8
IPR&D	114.2	293.0	—
Inventory write-off	—	—	8.4
Acquisition-related debt issue costs	—	32.0	—

Total special, IPR&D, and other charges, pre-tax	116.7	615.8	347.2
Less tax impact	4.2	(122.6)	(111.1)

Total special, IPR&D, and other charges	$120.9	$493.2	$236.1

        Special Charges    In fiscal year 2003, we recorded a $15.0 million litigation settlement, and $25.0 million related to our facility consolidation initiatives in our Vascular operating segment. The litigation charges were offset by a $23.0 million reversal for a final adjustment to a previously recognized settlement with a competitor on the rapid exchange perfusion delivery system and the reversal of $14.5 million of previously recognized charges.

        The $25.0 million Vascular facility consolidation initiative occurred during the first quarter of fiscal year 2003. We reorganized our Vascular research and development, clinical, regulatory and

Medtronic, Inc. - 22

manufacturing functions, closed seven facilities in California and one in Florida, and identified 685 positions to be eliminated. In connection with this initiative, we recorded a $10.8 million restructuring charge, an $8.9 million asset write-down, and $5.3 million of other restructuring-related charges. The $10.8 million restructuring charge consisted of $4.6 million for lease cancellations and $6.2 million for severance costs. The $8.9 million asset write-down related to assets that will no longer be utilized, including accelerated depreciation of assets held and used. The $5.3 million of other restructuring-related charges related to incremental expenses we incurred as a direct result of the Vascular restructuring initiative, primarily retention and productivity bonuses for services rendered by the employees prior to July 26, 2002, and equipment and facility moves. These other restructuring-related charges were incurred during the quarter the initiative was announced. The Vascular restructuring initiatives, which are scheduled to be completed within one year, are expected to produce annualized operating savings of approximately $35.0 to $40.0 million, and annualized tax savings of approximately $8.0 million. Of the 685 positions identified for elimination, 622 have been eliminated as of April 25, 2003. This charge was offset by a reversal of reserves no longer considered necessary. The first reversal of $8.9 million, which included $1.7 million of asset write-downs, related to our restructuring initiatives from the fourth quarter of fiscal year 2001 and the first quarter of fiscal year 2002. The outcome of these initiatives was favorable compared to our initial estimates for two reasons. First, several employees who were in positions identified for termination found other jobs within Medtronic, and second, two sales offices that were initially identified for closure ultimately did not close. The second reversal of $5.6 million related to distributor termination costs accrued in connection with the merger of PercuSurge. The outcome of the PercuSurge distributor terminations was favorable to our original estimates as a result of anticipated contractual commitments that did not materialize. These reserves were no longer considered necessary, as the initiatives have been completed.

        In fiscal year 2002, we recorded $244.9 million of charges related to legal settlements. The largest of the settlements, payable to a competitor, was for $167.3 million including interest and costs related to an April 2002 arbitration panel's ruling. This ruling found that our rapid exchange perfusion delivery systems used in products for coronary angioplasty are not covered by the license that Arterial Vascular Engineering, Inc. (AVE) had acquired from C.R. Bard, Inc. and therefore infringed the competitor's patent. We stopped selling the rapid exchange perfusion delivery systems in U.S. markets in September 2001 as a result of a separate case brought by a competitor with respect to the same product. That case was decided in a July 2001 arbitration panel ruling and was recorded in the fourth quarter of fiscal year 2001 as discussed below. However, in the first quarter of fiscal year 2002, we recorded an additional charge of $27.0 million related to the July 2001 arbitration award. This additional charge related to sales of a next-generation product, which was not part of the arbitration ruling in July 2001, as well as sales in fiscal year 2002 of the rapid exchange perfusion delivery systems covered under the arbitration award. In the fourth quarter of fiscal year 2002, we recorded a $21.9 million charge related to the settlement of a patent infringement case brought by a competitor regarding certain cardiac surgery products. A non-product settlement charge of $19.6 million was recorded in the third quarter of fiscal year 2002 and pertains to business matters that occurred in prior years and is protected by a confidentiality agreement. A litigation charge of $9.1 million was incurred in the second quarter of fiscal year 2002. These charges were recorded when they became probable and could be reasonably estimated.

        In the first quarter of fiscal year 2002, we also recorded a charge of $35.1 million to finalize the initiatives that were announced in the fourth quarter of fiscal year 2001. These initiatives related to (i) the restructuring of certain neurological sales offices, (ii) the reduction and consolidation of certain manufacturing operations, and (iii) the rationalization and reorganization of European sales organizations to further integrate acquisitions. In connection with the first initiative, the restructuring of certain neurological sales operations, we consolidated certain of our U.S. sales forces, resulting in the closure of 16 sales offices throughout the U.S., and the elimination of 102 positions. This initiative also included the termination of two distributor relationships in Asia and Australia, where we elected to sell through our own sales force. In connection with the second initiative, the reduction and consolidation of certain manufacturing operations, we closed two manufacturing operations in Asia that manufactured products for our Cardiac Surgery business, moved certain manufacturing activities for our CRM business from Minnesota to Arizona, closed one European manufacturing facility and restructured operations related to a second European manufacturing facility. Both European manufacturing facilities manufactured products for our Neurological business. The closure, restructuring and relocation of these manufacturing operations resulted in the elimination of approximately 210 positions. In connection with the third initiative, the rationalization and reorganization of European sales offices, we closed 23 facilities that were merged into existing operations and terminated nine distributor arrangements. The majority of these 23 facility closures reduced redundant operations that existed since the acquisitions of Physio Control and Sofamor Danek in fiscal year 1999, and Xomed in fiscal year 2000. Distributor agreements were terminated in order to sell direct, utilizing our existing distribution infrastructure. The

23 - Medtronic, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

rationalization and reorganization of European sales offices related to our CRM and Spinal, ENT, and SNT operating segments resulted in the elimination of approximately 150 positions. These restructuring initiatives resulted in annualized savings of approximately $35.0 to $40.0 million. Included in this charge were $6.9 million of write-downs for assets that will no longer be utilized and the reversal of a $1.0 million reserve related to our fiscal year 2000 Latin America restructuring initiatives no longer considered necessary as the restructuring initiatives were complete. The actual outcome of the Latin America restructuring initiative was favorable to the original estimate mainly as a result of certain assets held for disposal, which were disposed of at more favorable terms than originally estimated.

        In fiscal year 2002, we also recorded a $36.8 million gain on an equity investment that was contributed to the Medtronic Foundation.

        In fiscal year 2001, we recorded net charges of $231.3 million for litigation and related expenses. The vast majority of this charge relates to two adverse patent infringement decisions that were received subsequent to our fiscal year 2001 year end, but prior to issuance of the fiscal year 2001 financial statements. In June 2001, an appeals court affirmed an earlier judgment against us in a patent infringement lawsuit commenced by a competitor. The amount of the judgment plus interest totaled $52.1 million. In July 2001, we received an arbitration decision (see previous discussion in this section) relating to certain of our rapid exchange perfusion delivery systems, which ordered damages of approximately $169.0 million, plus legal costs. An injunction against sales of these products in the U.S. was issued in September 2001. During the fiscal year we incurred several other charges for smaller litigation settlements. In addition, we received a favorable settlement of $20.4 million in the third quarter that was contributed to the Medtronic Foundation.

        In fiscal year 2001, as a result of the July 2001 arbitration award described above, we wrote off $66.6 million of assets related to our rapid exchange perfusion technology. Specifically, we wrote off $21.0 million of intangible assets directly related to the rapid exchange perfusion technology, and $37.2 million of the goodwill previously recorded for the Bard Catheter Laboratory acquisition. The goodwill impairment amount was determined on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangibles acquired from C.R. Bard, Inc. The arbitration panel also allowed for an injunction on future U.S. sales of these delivery systems, and accordingly, we wrote off $8.4 million of excess rapid exchange perfusion inventory to cost of products sold. During the year, we also wrote off assets of less than $2.0 million related to the fiscal year 2001 restructuring initiatives discussed below.

        During fiscal year 2001, we recorded $23.0 million of restructuring-related charges. These charges consisted of a $13.6 million restructuring charge during the fourth quarter to further streamline operations, as previously discussed, and a $9.4 million restructuring charge in the third quarter relating to the integration of PercuSurge. The $9.4 million restructuring charge consisted of $7.6 million related to the termination of 15 distributor arrangements that PercuSurge had in Europe and $1.8 million for severance to eliminate 13 positions in Europe. The U.S. distributor relationships were terminated in order to integrate PercuSurge's product line offerings with our existing distribution infrastructure. As part of the PercuSurge acquisition, we also incurred $4.2 million of transaction costs.

        IPR&D    In the second quarter of fiscal year 2003, we acquired SDC. At the date of acquisition, $114.2 million of the purchase price was expensed for IPR&D related to the Bryan Cervical Disc System® (Bryan Disc), which had not yet reached technological feasibility in the U.S. and had no alternative future use. The Bryan Disc is an artificial cervical disc featuring a shock-absorbing elastomer designed to replace and mimic the functionality of natural intervertebral discs removed from a patient during spinal surgery. Prior to this acquisition, we did not have a product with comparable technology under development, and the acquisition of SDC was expected to accelerate our entry into the arena of artificial cervical discs. At the time of acquisition, SDC had received approval from the FDA for an investigational device exemption allowing SDC to proceed with human clinical studies, which must be completed before regulatory approval can be obtained in the U.S. In fiscal year 2003, we incurred $1.2 million in costs, and expect to incur $3.5 million in fiscal year 2004, $1.6 million in fiscal year 2005 and $0.6 million in fiscal year 2006 to bring this product to commercialization in the U.S. Total expected project costs, including costs already incurred and expected to be incurred, are approximately $43.0 million. These costs are being funded by internally generated cash flows.

        In the third quarter of fiscal year 2002, we acquired Endonetics. At the date of the acquisition, $32.7 million of the purchase price was expensed for IPR&D related to the Gatekeeper Reflux Repair System™ (Gatekeeper), which had not yet reached technological feasibility and had no alternative future use. The Gatekeeper is a therapeutic medical device comprised of hydrogel prostheses that are implanted in the esophageal wall. After implantation, the hydrogel prostheses swell in size and create a mechanical barrier that prevents stomach acids from entering the esophagus. At the time of acquisition, we did not have

Medtronic, Inc. - 24

a therapeutic product offering in the Gastroesophageal Reflux Disease (GERD) market. We believe the Gatekeeper device will distinguish itself in this market by its ease of use, ability to reduce treatment costs associated with extended drug therapies, and its less invasive approach to treating GERD. At the time of acquisition, the Gatekeeper device was in human clinical trials. The clinical trials must be completed before regulatory approval can be obtained. In fiscal year 2003, we incurred $1.4 million in costs, and expect to incur $2.0 million in fiscal year 2004, $1.5 million in fiscal year 2005, and $0.5 million in fiscal year 2006 to bring this product to commercialization. Total expected project costs, including costs already incurred and expected to be incurred, are approximately $9.8 million. These costs are being funded by internally generated cash flows.

        In the second quarter of fiscal year 2002, we acquired MiniMed. At the date of the acquisition, $35.4 million of the purchase price was expensed for IPR&D related to a disposable pump that had not yet reached technological feasibility and had no alternative future use. Disposable pumps are designed to be used as an infusion system that is attached to the body using an adhesive that delivers a pre-set constant rate of drug. At the time of the acquisition, MiniMed did not have a primary product offering in the insulin-using Type 2 diabetes market and believed that the disposable pump would distinguish itself in the Type 2 market by its convenience and ease of use. Subsequent to this acquisition, we performed an in-depth evaluation of the underlying technology related to this project. As a result of this evaluation, in the second quarter of fiscal year 2003, we discontinued our current project to bring the disposable pump to commercialization utilizing this technology. We intend to pursue a disposable pump project under a different technology platform.

        Also in the second quarter of fiscal year 2002, we acquired Medical Research Group (MRG). At the date of acquisition, $224.9 million of the purchase price was expensed for IPR&D related to a long-term glucose sensor and an implantable glucose monitoring sensor that had not yet reached technological feasibility and had no alternative future use. At the time of the acquisition, MRG had no product offerings in the diabetes market, however, these projects were expected to enable MRG to enter this high-potential implantable market. The long-term glucose sensor is designed to be used with an implantable pump to automatically maintain glucose levels by continuously monitoring and adjusting the rate of insulin infusion without the need for frequent intervention by the physician or patient. At the time of the acquisition, the long-term glucose sensor was in human clinical trials, which need to be completed before regulatory approval can be obtained in the U.S. The implantable glucose monitoring system is used by patients to monitor glucose levels. At the time of the acquisition, MRG had received approval from the FDA for the investigational device exemption allowing MRG to proceed with clinical studies. In fiscal year 2003, we incurred $4.8 million in costs and expect to incur $7.0 million to $10.0 million of annual costs in fiscal years 2004 and 2005, to bring this product to commercialization. Total expected project costs, including costs already incurred, are $31.3 million to $37.3 million. These costs are being funded by internally generated cash flows. The fair values assigned to the long-term glucose sensor and to the implantable glucose monitoring system were $219.7 million and $4.4 million, respectively. Other minor product categories were valued at $0.8 million.

        We are responsible for the valuation of IPR&D charges. The values assigned to IPR&D were based on a valuation prepared internally, using a methodology consistent with valuation techniques used by independent appraisers. All values were determined by identifying research projects in areas for which technological feasibility had not been established. All values were determined by estimating the revenue and expenses associated with a project's sales cycle and by estimating the amount of after-tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

        At the time of acquisition, we expect all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability were not achieved, we would look to other alternatives to provide these therapies.

        No charges were taken in fiscal year 2001 related to IPR&D as the only acquisition in that year was accounted for using the pooling-of-interest method of accounting, which does not allow assigning value to IPR&D.

25 - Medtronic, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

        Acquisition-Related Debt Issue Costs    Debt issue costs in fiscal year 2002 related to the costs incurred to issue contingent convertible debentures totaling $2,012.5 million in September 2001. The total costs incurred to issue the debentures were $32.0 million, which were recorded in interest expense. The net proceeds from the debentures were used to repay a substantial portion of the bridge financing obtained in connection with the acquisitions of MiniMed and MRG. See Note 6 to the consolidated financial statements for more information regarding these debentures.

        Other Income/Expense    Other income/expense includes intellectual property amortization expense, royalty income and expense, minority investment gains and losses, and foreign currency hedging gains and losses. Net other expense increased by $154.0 million from fiscal year 2002 to fiscal year 2003. This increase primarily reflects a $104.7 million decrease in value of foreign exchange instruments used to hedge results of operations in fiscal year 2003. The weakening of the U.S. dollar during fiscal year 2003 resulted in improved results of operations that were offset by the losses on these foreign exchange instruments. In addition, we wrote off $45.2 million of minority investments deemed to be impaired and incurred an additional $30.3 million in patent and royalty expense as a result of increased sales. These increases in expense were partially offset by an incremental $30.8 million of royalty income, primarily related to our Vascular business.

        In fiscal year 2001, other income/expense included goodwill amortization. Net other expense decreased by approximately $30.0 million from fiscal year 2001 to fiscal year 2002. This decrease primarily relates to our discontinuance of goodwill amortization in accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," which we adopted in the first quarter of fiscal year 2002, and higher gains on foreign currency hedging activities. The decrease was partially offset by increased amortization expense of purchased technology resulting from acquisitions made during the year, and increased royalty expense in our Vascular operating segment. Had goodwill been amortized in fiscal year 2002 using methodologies and assumptions consistent with fiscal year 2001 and goodwill balances as of April 27, 2001, we would have recognized an additional $61.7 million of expense.

        Interest Income/Expense    In fiscal year 2003, net interest expense was $7.2 million, an increase of $0.6 million from net interest expense of $6.6 million in fiscal year 2002. This increase reflects a reduction of interest income as a result of shorter weighted average maturities of investments and lower average interest rates, offset by a similar reduction in interest expense. The reduction in interest expense from fiscal year 2002 reflects a $32.0 million reduction in debt issue costs related to the contingent convertible debentures, partially offset by additional interest expense in fiscal year 2003, due to fiscal year 2003 being the first full year the debentures were outstanding.

        In fiscal year 2002, net interest expense was $6.6 million, a decrease of $80.8 million from net interest income of $74.2 million in fiscal year 2001. This decrease is primarily attributable to lower average interest rates and higher average borrowings used to finance the MiniMed and MRG acquisitions. Also included in fiscal year 2002 net interest expense was $32.0 million of debt issue costs associated with contingent convertible debentures issued in connection with the MiniMed and MRG acquisitions.

Income Taxes

	Fiscal Year			Percentage Point Increase/(Decrease)
	2003	2002	2001	FY03/02	FY02/01
	(dollars in millions)
Provision for income taxes	$741.5	$540.2	$503.4	N/A	N/A
Effective tax rate	31.7%	35.4%	32.5%	(3.7)%	2.9%
Impact of special, IPR&D, and other charges	1.7%	4.4%	0.1%	(2.7)%	4.3%

        The effective tax rate decreased by 3.7 percentage points from fiscal year 2002 to fiscal year 2003. This decrease primarily reflects an additional $178.8 million of purchased IPR&D charges taken in fiscal year 2002 versus fiscal year 2003 and continued benefit from our tax planning initiatives, including benefits of our tax-advantaged facilities in Switzerland, Ireland and Puerto Rico. Purchased IPR&D is not deductible for tax purposes.

        The increase in the effective tax rate from fiscal year 2001 to fiscal year 2002 primarily relates to charges of $293.0 million in fiscal year 2002 for purchased IPR&D, partially offset by tax planning initiatives, including benefits of our tax-advantaged facilities in Switzerland, Ireland and Puerto Rico.

Liquidity and Capital Resources

	Fiscal Year
	2003	2002
	(dollars in millions)
Working capital	$2,792.2	$(496.9)
Current ratio*	2.5:1.0	0.9:1.0
Cash, cash equivalents, and short-term investments	$1,492.8	$533.7
Short-term borrowings and long-term debt	$2,365.6	$2,525.6
Net cash position**	$(872.8)	$(1,991.9)
Long-term investments***	$594.0	$637.0

*
Current ratio is the ratio of current assets to current liabilities.

**
Net cash position is the sum of cash, cash equivalents, and short-term investments less short-term borrowings and long-term debt.

***
Long-term investments include minority investments and investment securities with a maturity date greater than one year from the end of the period.

Medtronic, Inc. - 26

        The increase in our working capital, current ratio, and net cash position since April 26, 2002 primarily relates to the reclassification of $1,973.8 million of contingent convertible debentures from current liabilities to long-term liabilities in the second quarter of fiscal year 2003 as a result of the September 2002 put option date expiring (see further discussion regarding the terms of the contingent convertible debenture in the "Debt and Capital" section), and an increase in cash and cash equivalents of $1,059.4 million. Our working capital, current ratio, and net cash position as of April 26, 2002 were negatively impacted by the $4,057.6 million of cash paid in fiscal year 2002 for acquisitions, net of cash received. These cash payments were funded by a combination of cash generated from operations and proceeds from a bridge loan. The bridge loan was subsequently repaid with proceeds of $2,012.5 million from the issuance of contingent convertible debentures. We believe our existing cash, investments, and unused lines of credit of $1,453.6 million, if needed, will satisfy our foreseeable working capital requirements for at least the next twelve months.

        We have entered into an agreement to sell, at our discretion, specific pools of trade receivables without recourse in Japan and Spain. At April 25, 2003 and April 26, 2002, we had sold approximately $82.7 million and $62.7 million, respectively, of our trade receivables to financial institutions. The discount cost related to the sale was immaterial and was recorded as interest expense in the accompanying consolidated financial statements.

Long-Term Contractual Obligations and Other Commitments

        Presented below is a summary of contractual obligations and other minimum commercial commitments. See Notes 4, 6, and 13 to the consolidated financial statements for additional information regarding foreign currency contracts, long-term debt, and lease obligations, respectively.

	Malurity by Fiscal Year
	Total	2004	2005	2006	2007	2008	Thereafter
	(in millions)
Contractual obligations related to off-balance sheet arrangements:
Foreign currency contracts(2)(3)	$2,469.0	$1,697.8	$771.2	$—	$—	$—	$—
Operating leases(3)	151.8	44.6	35.2	26.1	16.4	12.0	17.5
Inventory purchases(3)(4)	358.9	139.1	65.9	55.4	50.3	47.7	0.5
Commitments to fund minority investments(3)(5)	212.0	13.5	29.0	95.6	70.7	3.2	—
Other	55.1	19.8	13.7	7.4	5.5	5.0	3.7

Subtotal	3,246.8	1,914.8	915.0	184.5	142.9	67.9	21.7
Contractual obligations reflected in balance sheet:
Long-term debt, excluding capital leases(1)	1,981.9	3.6	1,978.3	—	—	—	—
Capital leases	3.0	1.0	0.7	0.6	0.4	0.3	—
Other	78.5	—	46.5	10.0	11.0	11.0	—

Total	$5,310.2	$1,919.4	$2,940.5	$195.1	$154.3	$79.2	$21.7

(1)
Long-term debt includes $1,973.8 million related to our contingent convertible debentures. These debentures were classified with short-term borrowings as of April 26, 2002 as the holders had the option to require us to repurchase the outstanding securities (referred to as a put feature) in September 2002. These debentures will be reclassified as short-term borrowings as of October 24, 2003, as the next put feature is in September 2004.

(2)
As these obligations were entered into as hedges, the majority of these obligations will be funded by the underlying assets.

(3)
In accordance with accounting principles generally accepted in the U.S., these obligations are not reflected in the accompanying consolidated balance sheet.

(4)
Our inventory purchase commitments do not exceed our projected requirements over the related terms and are in the normal course of business.

(5)
Certain commitments related to the funding of minority investments are contingent upon the achievement of certain product-related milestones and various other favorable operational conditions. While it is not certain if and/or when these payments will be made, the maturity dates included in this table reflect our best estimates.

Debt and Capital

        Our capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percent of total interest-bearing debt and equity was 23.0% at April 25, 2003 and 28.2% at April 26, 2002. We have existing lines of credit with various banks, which include our syndicated credit facilities, totaling $1,834.4 million, of which approximately $1,453.6 million was available at April 25, 2003.

        On September 17, 2001, we completed a $2,012.5 million private placement of 1.25% contingent convertible debentures due September 15, 2021. Each debenture is convertible into our common stock at an initial conversion price of $61.81 per share. The conversion price of the debentures will be adjusted based on the occurrence of specified events, including a stock split, stock dividends, or cash dividends exceeding 15% of our market capitalization. The net proceeds from this offering were used to repay a substantial portion of the outstanding bridge financing obtained in connection with the acquisitions of MiniMed and MRG.

27 - Medtronic, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

        In September 2002, as a result of certain holders of the debentures exercising their put options, we repurchased $38.7 million of the debentures for cash. We may be required to repurchase the remaining securities at the option of the holders in September 2004, 2006, 2008, 2011, or 2016. Accordingly, twelve months prior to the put options becoming exercisable, the remaining balance of the contingent convertible debentures will be reclassified to short-term borrowings. At each balance sheet date without a put option within the next four quarters, the remaining balance will be classified as long-term debt. For put options exercised by the holders, the purchase price is equal to the principal amount of the debentures plus any accrued and unpaid interest on the debentures to the repurchase date. If the repurchase option is exercised, we may elect to repurchase the debentures with cash, our common stock, or some combination thereof. We may elect to redeem the debentures for cash at any time after September 2006.

        We maintain a $1,500.0 million commercial paper program. This program allows us to issue debt securities with maturities up to 364 days from the date of issuance. At April 25, 2003, outstanding commercial paper totaled $250.0 million. For commercial paper outstanding during fiscal year 2003, the weighted average original maturity was approximately 44 days and the weighted average interest rate was 1.6%.

        In connection with the issuance of the contingent convertible debentures and commercial paper, Standard and Poor's Rating Group and Moody's Investors Service issued us strong long-term debt ratings of AA- and A1, respectively, and strong short-term debt ratings of A-1+ and P-1, respectively. These ratings remain unchanged and rank us in the top 10% of all U.S. companies rated by these agencies.

        In conjunction with the commercial paper program, we signed two syndicated credit facilities totaling $1,250.0 million with various banks on January 24, 2002. The two credit facilities originally consisted of a 364-day $750.0 million facility and a five-year $500.0 million facility. In January 2003, we renewed $500.0 million of the 364-day facility and increased the five-year facility, which will expire on January 24, 2007, to $750.0 million. The 364-day facility was also amended to provide us with the option to extend the maturity date on any outstanding loans under this facility by up to one year beyond the termination date of the facility. The credit facilities provide backup funding for the commercial paper program and may also be used for general corporate purposes.

        Interest rates on these borrowings are determined by a pricing matrix based on our long-term debt ratings assigned by Standard and Poor's Ratings Group and Moody's Investors Service. Facility fees are payable on the credit facilities and determined in the same manner as the interest rates. Under terms of the agreements, our consolidated tangible net worth must at all times be greater than or equal to $1,040.4 million, increased by an amount equal to 100% of the net cash proceeds from any equity offering occurring after January 24, 2002. Our consolidated tangible net worth at April 25, 2003 was $3,579.1 million. The agreements also contain other customary covenants and events of default.

Medtronic, Inc. - 28

        From fiscal year 2002 to fiscal year 2003, consolidated net sales outside the U.S. did not grow as fast as U.S. consolidated net sales mainly because MiniMed, which was acquired in the second quarter of fiscal year 2002, primarily operated in the U.S. This increase was partially offset by the impact of fluctuations in foreign currency exchange rates.

        Net sales outside the U.S. are accompanied by certain financial risks, such as collection of receivables, which typically have longer payment terms. Outstanding receivables from customers outside the U.S. totaled $760.6 million at April 25, 2003, or 40.9% of total outstanding accounts receivable, and $617.7 million at April 26, 2002, or 38.6% of total outstanding accounts receivable. The increase in the percentage of accounts receivable from customers outside the U.S. is primarily driven by the impact of changes in foreign currency exchange rates. Operations outside the U.S. could be negatively impacted by changes in political, labor or economic conditions, changes in regulatory requirements or potentially adverse foreign tax consequences, among other factors.

        Additionally, markets outside the U.S. are commonly funded by government-sponsored health care systems. These governments frequently impose reimbursement limits to control government spending and to ensure local health care consumers can obtain medical products and services at a low cost. Decisions made by these government agencies to further limit or eliminate reimbursement for our products could have a material adverse affect on net earnings.

Market Risk

        Due to the global nature of our operations, we are subject to the exposures that arise from foreign currency exchange rate fluctuations. We manage these exposures using operational and economic hedges as well as derivative financial instruments. The primary currencies hedged are the Euro and the Japanese Yen.

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

        We had foreign exchange derivative contracts outstanding in notional amounts of $2.469 billion and $907.5 million at April 25, 2003 and April 26, 2002, respectively. The fair value of these contracts at April 25, 2003 was $70.1 million less than the original contract value. A sensitivity analysis of changes in the fair value of all foreign exchange derivative contracts at April 25, 2003 indicates that, if the U.S. dollar uniformly weakened by 10% against all currencies, the fair value of these contracts would decrease by $237.6 million. Conversely, if the U.S. dollar uniformly strengthened by 10% against all major currencies, the fair value of these contracts would increase by $216.6 million. Any gains and losses on the fair value of derivative contracts would be largely offset by losses and gains on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis.

        We are also exposed to interest rate changes affecting principally our investments in interest rate sensitive instruments. A sensitivity analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates compared to interest rates at April 25, 2003 indicates that the fair value of these instruments would change by $1.6 million.

Government Regulation and Other Considerations

        Our medical devices are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of our medical devices.

        Authorization to commercially distribute a new medical device in the U.S. is generally received in one of two ways. The first, known as the 510(k) process, requires us to demonstrate that our new medical device is substantially equivalent to a legally marketed medical device. In this process, we must submit data that supports our equivalence claim. If human clinical data is required, it must be gathered in compliance with FDA investigational device regulations. We must receive an order from the FDA finding substantial equivalence before we can commercially distribute the new medical device. Modifications to cleared medical devices can be made without using the 510(k) process if the changes do not significantly affect safety or effectiveness.

29 - Medtronic, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

        The second, more rigorous process, known as pre-market approval (PMA), requires us to independently demonstrate that the new medical device is safe and effective. We do this by collecting human clinical data for the medical device. The FDA will authorize commercial release if it determines there is reasonable assurance that the medical device is safe and effective. This process is generally much more time consuming and expensive than the 510(k) process. Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. The FDA reviews design and manufacturing practices, labeling and record keeping for medical devices, and manufacturers' required reports of adverse experience and other information to identify potential problems with marketed medical devices. We may be subject to periodic inspection by the FDA for compliance with the FDA's good manufacturing practice regulations. These regulations, also known as the Quality System Regulations, govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging and servicing of all finished medical devices intended for human use. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against us, our officers, or employees. The FDA can also recommend prosecution to the Department of Justice.

        The FDA also administers certain controls over the export of medical devices from the U.S. International sales of our medical devices that have not received FDA approval are subject to FDA export requirements. Each foreign country to whom we export medical devices also subjects such medical devices to their own regulatory requirements. Frequently, we obtain regulatory approval for medical devices in foreign countries first because their regulatory approval is faster or simpler than that of the FDA. However, as a general matter, foreign regulatory requirements are becoming increasingly stringent. In the European Union, a single regulatory approval process has been created, and approval is represented by the CE Mark.

        The process of obtaining approval to distribute medical products is costly and time-consuming in virtually all of the major markets where we sell medical devices. We cannot assure that any new medical devices we develop will be approved in a timely or cost-effective manner.

        Federal and state laws protect the confidentiality of certain patient health information, including patient records, and restrict the use and disclosure of that protected information. In particular, in December 2000, the U.S. Department of Health and Human Services (HHS) published patient privacy rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA privacy rule). This regulation was finalized in October 2002. The HIPAA privacy rule governs the use and disclosure of protected health information by "covered entities," which are health care providers that submit electronic claims, health plans and health care clearinghouses. Other than our MiniMed subsidiary and our health plans, each of which is a covered entity, the HIPAA privacy rule affects us only indirectly. The patient data that we access, collect and analyze may include protected health information. We are committed to maintaining patients' privacy and working with our customers and business partners in their HIPAA compliance efforts. We do not expect the costs and impacts of the HIPAA privacy rule to be material to our business.

        Government and private sector initiatives to limit the growth of health care costs, including price regulation, competitive pricing, coverage and payment policies, and managed-care arrangements, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical devices. Government programs, including Medicare and Medicaid, private health care insurance and managed care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments. This has created an increasing level of price sensitivity among customers for our products. Some third-party payers must also approve coverage for new or innovative devices or therapies before they will reimburse health care providers who use the medical devices or therapies. Even though a new medical device may have been cleared for commercial distribution, we may find limited demand for the device until reimbursement approval has been obtained from governmental and private third-party payers. As a result of our manufacturing efficiencies and cost controls, we believe we are well-positioned to respond to changes resulting from the worldwide trend toward cost containment; however, uncertainty remains as to the nature of any future legislation, making it difficult for us to predict the potential impact of cost containment trends on future operating results.

        The delivery of our devices is subject to regulation by HHS and comparable state and foreign agencies, responsible for reimbursement and regulation of health care items and services. U.S. laws and regulations are imposed primarily in connection with the Medicare and

Medtronic, Inc. - 30

Medicaid programs, as well as the government's interest in regulating the quality and cost of health care. Foreign governments also impose regulations in connection with their health care reimbursement programs and the delivery of health care items and services.

        The U.S. federal health care laws apply when we submit a claim on behalf of a federal health care program beneficiary, or when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or most other federally-funded health care programs. The principal federal laws include those that prohibit the filing of false or improper claims for federal payment, those that prohibit unlawful inducements for the referral of business reimbursable under federally-funded health care programs (the "Anti-Kickback Law") and those that prohibit health care service providers from providing certain services to a patient if that patient was referred by a physician who has certain types of direct or indirect financial relationships with the service provider (the "Stark Law").

        The laws applicable to us are subject to evolving interpretations. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, the Company, its officers and employees, could be subject to severe criminal and civil penalties including, for example, exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid.

        We operate in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments in order to continue selling the products. At any given time, we are generally involved as both a plaintiff and a defendant in a number of patent infringement actions. While we believe that the patent litigation incident to our business will generally not have a material adverse impact on our financial position or cash flows, it may be material to the results of operations of any one period. See Note 14 to the consolidated financial statements for additional information.

        We operate in an industry susceptible to significant product liability claims. These claims may be brought by individuals seeking relief or by groups seeking to represent a class. In addition, product liability claims may be asserted against us in the future based on events we are not aware of at the present time.

        We are also subject to various environmental laws and regulations both within and outside the U.S. Like other medical device companies, our operations involve the use of substances regulated under environmental laws, primarily manufacturing and sterilization processes. We do not expect that compliance with environmental protection laws will have a material impact on our results of operations, financial position, or cash flows.

        At the beginning of fiscal year 2003, we elected to transition most of our insurable risks to a program of self-insurance, with the exception of director and officer liability insurance. This decision was made based on current conditions in the insurance marketplace that have led to increasingly higher levels of self-insurance retentions, coupled with an increasing number of coverage limitations and dramatically higher insurance premium rates. We will continue to

31 - Medtronic, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

monitor the insurance marketplace to evaluate the value to us of obtaining insurance coverage in the future. Based on historical loss trends, we believe that our self-insurance program will be adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on our results of operations, financial position or cash flows.

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

Medtronic, Inc. - 32

Report of Management

        The management of Medtronic, Inc. is responsible for the integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, and as discussed under Accounting Policies and Critical Accounting Estimates on page 14, they reflect estimates based on management's judgment.

        Management relies upon established accounting procedures and related systems of internal control for meeting its responsibilities to maintain reliable financial records. These systems are designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's intentions. Internal auditors periodically review the accounting and control systems, and these systems are revised if and when weaknesses or deficiencies are identified.

        The Audit Committee of the Board of Directors, composed of independent directors, meets regularly with management, the Company's internal auditors, and its independent auditors to discuss audit scope and results, internal control evaluations, and other accounting, reporting, and financial matters. Both the independent and internal auditors have access to the Audit Committee without management's presence.

/s/  ARTHUR D. COLLINS, JR.
Arthur D. Collins, Jr.
 Chairman of the Board and Chief Executive Officer

/s/  ROBERT L. RYAN
Robert L. Ryan
 Senior Vice President and Chief Financial Officer

Report of Independent Auditors

To the Shareholders and
Board of Directors of Medtronic, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc. and its subsidiaries at April 25, 2003 and April 26, 2002, and the results of their operations and their cash flows for each of the three years in the period ended April 25, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
May 19, 2003

33 - Medtronic, Inc.

Statements of Consolidated Earnings

	Fiscal Year
	2003	2002	2001
	(in millions, except per share data)
Net sales	$7,665.2	$6,410.8	$5,551.8
Costs and expenses:
Cost of products sold	1,890.3	1,652.7	1,410.6
Research and development expense	749.4	646.3	577.6
Selling, general and administrative expense	2,371.9	1,962.8	1,685.2
Purchased in-process research and development	114.2	293.0	—
Special charges	2.5	290.8	338.8
Other (income)/expense, net	188.4	34.4	64.4
Interest (income)/expense, net	7.2	6.6	(74.2)

Total costs and expenses	5,323.9	4,886.6	4,002.4

Earnings before income taxes	2,341.3	1,524.2	1,549.4
Provision for income taxes	741.5	540.2	503.4

Net earnings	$1,599.8	$984.0	$1,046.0

Earnings per share:
Basic	$1.31	$0.81	$0.87

Diluted	$1.30	$0.80	$0.85

Weighted average shares outstanding:
Basic	1,217.5	1,211.6	1,203.0

Diluted	1,227.9	1,224.4	1,226.0

See accompanying notes to the consolidated financial statements.

Medtronic, Inc. - 34

Consolidated Balance Sheets

	April 25, 2003	April 26, 2002
	(in millions, except per share data)
Assets
Current assets:
Cash and cash equivalents	$1,470.1	$410.7
Short-term investments	22.7	123.0
Accounts receivable, less allowances of $99.5 and $77.5, respectively	1,761.4	1,522.5
Inventories	942.4	748.1
Deferred tax assets, net	194.0	324.4
Prepaid expenses and other current assets	214.9	359.3

Total current assets	4,605.5	3,488.0
Property, plant and equipment, net	1,583.0	1,451.8
Goodwill	4,183.8	4,034.6
Other intangible assets, net	1,033.0	1,060.3
Long-term investments	594.0	637.0
Other assets	321.5	232.8

Total assets	$12,320.8	$10,904.5

Liabilities and Shareholders' Equity
Current liabilities:
Short-term borrowings	$385.3	$2,516.1
Accounts payable	269.4	268.2
Accrued compensation	402.1	340.3
Accrued income taxes	444.4	148.5
Other accrued expenses	312.1	711.8

Total current liabilities	1,813.3	3,984.9
Long-term debt	1,980.3	9.5
Deferred tax liabilities, net	304.3	233.8
Long-term accrued compensation	101.9	103.6
Other long-term liabilities	214.6	141.6

Total liabilities	4,414.4	4,473.4
Commitments and contingencies (Notes 6, 13 and 14)	—	—
Shareholders' equity:
Preferred stock—par value $1.00; 2.5 million shares authorized, none outstanding	—	—
Common stock—par value $0.10; 1.6 billion shares authorized, 1,218,128,742 and 1,215,208,524 shares issued and outstanding, respectively	121.8	121.5
Retained earnings	7,808.4	6,493.0
Accumulated other non-owner changes in equity	(12.1)	(168.0)

	7,918.1	6,446.5
Receivable from employee stock ownership plan	(11.7)	(15.4)

Total shareholders' equity	7,906.4	6,431.1

Total liabilities and shareholders' equity	$12,320.8	$10,904.5

See accompanying notes to the consolidated financial statements.

35 - Medtronic, Inc.

Statements of Consolidated Shareholders' Equity

	Common Stock	Retained Earnings	Accumulated Other Non-Owner Changes in Equity	Receivable from ESOP	Total Shareholders' Equity
	(in millions)
Balance April 30, 2000	$119.8	$4,564.1	$(151.9)	$(19.5)	$4,512.5
Net earnings	—	1,046.0	—	—	1,046.0
Other non-owner changes in equity
Unrealized gain (loss) on investments	—	—	19.4	—	19.4
Translation adjustment	—	—	(39.2)	—	(39.2)
Minimum pension liability	—	—	2.9	—	2.9

Total comprehensive income	—	—	—	—	1,029.1
Adjustment for poolings of interests	—	(1.4)	—	—	(1.4)
Dividends paid	—	(240.7)	—	—	(240.7)
Issuance of common stock under employee benefits and incentive plans	1.2	147.5	—	—	148.7
Income tax benefit from restricted stock and nonstatutory stock options	—	60.8	—	—	60.8
Repayments from ESOP	—	—	—	0.5	0.5

Balance April 27, 2001	$121.0	$5,576.3	$(168.8)	$(19.0)	$5,509.5
Net earnings	—	984.0	—	—	984.0
Other non-owner changes in equity
Unrealized gain (loss) on investments	—	—	(22.1)	—	(22.1)
Translation adjustment	—	—	(1.8)	—	(1.8)
Minimum pension liability	—	—	3.8	—	3.8
Unrealized gain (loss) on derivatives	—	—	20.9	—	20.9

Total comprehensive income	—	—	—	—	984.8
Dividends paid	—	(278.8)	—	—	(278.8)
Issuance of common stock under employee benefits and incentive plans	0.6	119.9	—	—	120.5
Fair value of options issued in connection with acquisition	—	75.2	—	—	75.2
Repurchases of common stock	(0.1)	(25.5)	—	—	(25.6)
Income tax benefit from restricted stock and nonstatutory stock options	—	41.9	—	—	41.9
Repayments from ESOP	—	—	—	3.6	3.6

Balance April 26, 2002	$121.5	$6,493.0	$(168.0)	$(15.4)	$6,431.1
Net earnings	—	1,599.8	—	—	1,599.8
Other non-owner changes in equity
Unrealized gain (loss) on investments	—	—	8.2	—	8.2
Translation adjustment	—	—	227.1	—	227.1
Minimum pension liability	—	—	(4.2)	—	(4.2)
Unrealized gain (loss) on derivatives	—	—	(75.2)	—	(75.2)

Total comprehensive income	—	—	—	—	1,755.7
Dividends paid	—	(304.2)	—	—	(304.2)
Issuance of common stock under employee benefits and incentive plans	0.8	155.1	—	—	155.9
Issuance of common stock in connection with acquisition	0.5	233.6	—	—	234.1
Repurchases of common stock	(1.0)	(417.5)	—	—	(418.5)
Income tax benefit from restricted stock and nonstatutory stock options	—	47.6	—	—	47.6
Income tax benefit on allocated ESOP shares	—	1.0	—	—	1.0
Repayments from ESOP	—	—	—	3.7	3.7

Balance April 25, 2003	$121.8	$7,808.4	$(12.1)	$(11.7)	$7,906.4

See accompanying notes to consolidated financial statements.

Medtronic, Inc. - 36

Statements of Consolidated Cash Flows

	Fiscal Year
	2003	2002	2001
	(in millions)
Operating Activities
Net earnings	$1,599.8	$984.0	$1,046.0
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	408.1	329.8	297.3
Purchased in-process research and development	114.2	293.0	—
Special charges, net	(9.7)	243.2	317.1
Deferred income taxes	202.6	50.9	(152.2)
Change in operating assets and liabilities:
Accounts receivable	(139.9)	(188.9)	(44.1)
Inventories	(91.7)	30.4	(44.5)
Prepaid expenses and other assets	(27.0)	(113.1)	45.6
Accounts payable and accrued liabilities	(87.4)	(13.3)	31.8
Accrued income tax receivable/payable	48.6	(55.6)	333.4
Other long-term liabilities	60.6	29.8	1.1

Net cash provided by operating activities	2,078.2	1,590.2	1,831.5

Investing Activities
Acquisitions, net of cash acquired	(1.9)	(4,057.6)	—
Additions to property, plant and equipment	(380.4)	(386.4)	(439.7)
Sales and maturities of marketable securities	545.5	941.0	923.0
Purchases of marketable securities	(416.5)	(721.0)	(1,390.0)
Other investing activities, net	3.7	(157.7)	(118.8)

Net cash used in investing activities	(249.6)	(4,381.7)	(1,025.5)

Financing Activities
Increase (decrease) in short-term borrowings, net	(172.3)	2,353.5	(152.2)
Payments on long-term debt	(10.3)	(11.1)	(10.2)
Issuance of long-term debt	5.6	7.0	8.7
Dividends to shareholders	(304.2)	(278.8)	(240.7)
Repurchase of common stock	(418.5)	(25.6)	—
Issuance of common stock	155.9	120.5	148.7

Net cash provided by (used in) financing activities	(743.8)	2,165.5	(245.7)
Effect of exchange rate changes on cash and cash equivalents	(25.4)	6.4	2.2

Net change in cash and cash equivalents	1,059.4	(619.6)	562.5
Cash and cash equivalents at beginning of period	410.7	1,030.3	467.8

Cash and cash equivalents at end of period	$1,470.1	$410.7	$1,030.3

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$150.9	$536.5	$338.1
Interest	$51.3	$38.3	$17.0
Supplemental Noncash Investing and Financing Activities:
Issuance of common stock in connection with an acquisition	$219.6	$—	$—
Issuance of stock options in connection with an acquisition	$14.5	$75.2	$—
Reclassification of debentures from short-term to long-term debt	$1,973.8	$—	$—

See accompanying notes to the consolidated financial statements.

37 - Medtronic, Inc.

Notes to Consolidated Financial Statements
(dollar amounts in millions, except per share data)

1.     Summary of Significant Accounting Policies

        Nature of Operations    Medtronic, Inc. (Medtronic or the Company) is a world leading medical technology company, providing lifelong solutions for people with chronic disease. The Company provides innovative products and therapies for use by medical professionals to meet the health care needs of their patients. Primary products include those for bradycardia pacing, tachy-arrhythmia management, heart failure, atrial fibrillation, coronary vascular disease, endovascular disease, peripheral vascular disease, heart valve replacement, extra-corporeal cardiac support, minimally invasive cardiac surgery, malignant and non-malignant pain, diabetes, urological disorders, gastroenterological ailments, movement disorders, spinal surgery, neurosurgery, neurodegenerative disorders and ear, nose and throat (ENT) surgery.

        The Company is headquartered in Minneapolis, Minnesota, and markets its products primarily through a direct sales force in the United States (U.S.) and a combination of direct sales representatives and independent distributors in international markets. The main markets for products are the U.S., Western Europe, and Japan.

        Principles of Consolidation    The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

        Fiscal Year End    During fiscal year 2001, the Company changed its fiscal year end from April 30 to the last Friday in April. This change to a 52/53-week fiscal year did not have a material effect on the Company's consolidated financial statements for fiscal years 2003, 2002, and 2001, which include 52 weeks of operations. Fiscal year 2004 will be the Company's first 53-week year.

        Reclassifications    Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

        Use of Estimates    The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

        Cash Equivalents    The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are valued at cost, which approximate fair value.

        Investments    Investments in debt and equity securities that have readily determinable fair values are classified and accounted for as available-for-sale or held-to-maturity. Available-for-sale securities consist of equity securities and debt instruments that are recorded at fair value in short-term and long-term investments, with the change in fair value recorded, net of taxes, as a component of accumulated other non-owner changes in equity. As of April 25, 2003 and April 26, 2002, all investments were classified as available-for-sale. Held-to-maturity securities are recorded at amortized cost in short-term and long-term investments. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

        Certain of the Company's investments are strategic investments in companies that are in varied stages of development. The Company accounts for these investments, which are referred to as "minority investments," under the cost or the equity method of accounting, as appropriate. Publicly traded investments accounted for under the cost method are adjusted to fair value at the end of each quarter based on their quoted market price. The valuation of investments accounted for under the cost method that do not have quoted market prices is based on all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. Required adjustments to the carrying value of these investments are recorded in shareholders' equity as accumulated other non-owner changes in equity unless an unrealized loss is considered to be other than temporary. If an unrealized loss is considered to be other than temporary, the loss will be recognized in the statements of consolidated earnings in the period the determination is made. Investments accounted for under the equity method are recorded at the amount of our investment and adjusted each period for our share of the investee's income or loss and dividends paid. Investments accounted for under both the cost and equity methods are reviewed quarterly for changes in circumstance or the occurrence of events that suggest our investment is not recoverable. Minority investments are classified as long-term investments in the consolidated balance sheets.

Medtronic, Inc. - 38

        Inventories    Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances are as follows:

	April 25, 2003	April 26, 2002
Finished goods	$592.3	$418.5
Work in process	135.7	120.1
Raw materials	214.4	209.5

Total	$942.4	$748.1

        Property, Plant and Equipment    Property, plant and equipment is stated at cost. Additions and improvements that extend the lives of the assets are capitalized while expenditures for repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the various assets. Property, plant and equipment balances and corresponding lives are as follows:

	April 25, 2003	April 26, 2002	Lives
Land and land improvements	$76.9	$64.0	20 years
Buildings and leasehold improvements	751.4	650.8	Up to 40 years
Equipment	1,851.7	1,547.5	3-7 years
Construction in progress	192.9	226.8	—

	2,872.9	2,489.1
Less: Accumulated depreciation	(1,289.9)	(1,037.3)

Property, Plant and Equipment, net	$1,583.0	$1,451.8

        Goodwill and Other Intangible Assets    Goodwill represents the excess of the purchase price over the fair value of net assets, including in-process research and development, of acquired businesses. Upon adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," in the first quarter of fiscal year 2002, the Company no longer amortized goodwill. See Note 5 for pro forma effects of adopting this standard.

        Other intangible assets consist primarily of purchased technology, patents, and trademarks and are amortized using the straight-line method over the estimated useful lives, ranging from 3 to 25 years. The Company reviews intangible assets for impairment annually or more frequently if changes in circumstance or the occurrence of events suggest the remaining value is not recoverable. The test for impairment of goodwill and other intangible assets requires the Company to make several estimates about fair value, most of which are based on projected future cash flows.

        Warranty Obligation    The Company offers a warranty on various products. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the costs to repair or otherwise satisfy the claim. The Company recorded $8.2 of warranty expense in fiscal year 2003 and has a warranty accrual of $17.6 as of April 25, 2003.

        Revenue Recognition    The Company sells its products primarily through a direct sales force. Accordingly, a significant portion of the Company's revenue is generated from consigned inventory maintained at hospitals or with field representatives. For these products, revenue is recognized at the time the Company is notified that the product has been used or implanted. For all other transactions, the Company recognizes revenue when title to the goods and risk of loss transfer to customers and there are no remaining obligations that will affect the customer's final acceptance of the sale. The Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

        In cases where the Company utilizes distributors or ships product directly to the end user, it recognizes revenue upon shipment provided that all revenue recognition criteria have been met.

        Research and Development    Research and development costs are expensed when incurred.

39 - Medtronic, Inc.

Notes to Consolidated Financial Statements (continued)
(dollar amounts in millions, except per share data)

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

        Other Income/Expense    In fiscal year 2001, other income/ expense primarily included goodwill and intellectual property amortization expense, royalty income and expense, realized minority investment gains and losses, and realized foreign currency transaction gains and losses. In fiscal years 2003 and 2002, other income/expense included the above items except for goodwill amortization, which, in accordance with SFAS No. 142, "Goodwill and Intangible Assets," was no longer recorded. The Company adopted SFAS No. 142 in the first quarter of fiscal year 2002.

        Stock-Based Compensation    The Company accounts for stock-based employee compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, the Company would record compensation expense if the quoted market price on the date of grant exceeds the exercise price. Compensation expense for stock options is calculated as the number of options granted multiplied by the amount the market price exceeds the exercise price. For options with a vesting period, the expense is recognized over the vesting period. Compensation expense is recognized immediately for options that are fully vested on the date of grant. The Company has not recognized any stock option related employee compensation expense in fiscal years 2003, 2002, or 2001.

        If the Company had elected to recognize compensation expense for its stock-based compensation plans based on the fair values at the grant dates, consistent with the methodology prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net earnings and earnings per share would have been reported as follows:

	Fiscal Year
	2003	2002	2001
Net Earnings:
As reported	$1,599.8	$984.0	$1,046.0
Additional compensation cost under the fair value method(1)	(179.3)	(159.6)	(119.6)

Pro forma	$1,420.5	$824.4	$926.4

Basic Earnings Per Share:
As reported	$1.31	$0.81	$0.87
Pro forma	1.17	0.68	0.77
Diluted Earnings Per Share:
As reported	$1.30	$0.80	$0.85
Pro forma	1.16	0.67	0.76

(1)
Additional compensation cost under the fair value method is net of related tax effects.

        For purposes of the pro forma disclosures above, the weighted average fair value per stock option granted in fiscal years 2003, 2002, and 2001 was $12.27, $16.25, and $25.34, respectively. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year
	2003	2002	2001
Assumptions
Risk-free interest rate	3.01%	4.47%	5.85%
Expected dividend yield	0.55%	0.52%	0.38%
Annual volatility factor	26.3%	27.2%	37.8%
Expected option term	5 years	7 years	7 years

        Foreign Currency Translation    Assets and liabilities are translated to U.S. dollars at year-end exchange rates, while elements of the income statement are translated at average exchange rates in effect during the year. Foreign currency transaction gains and losses are included in the statements of consolidated earnings as other income/expense. Gains and losses arising from the translation of net assets located outside the U.S. are recorded as a component of accumulated other non-owner changes in equity.

Medtronic, Inc. - 40

        Accumulated Other Non-Owner Changes in Equity    Presented below is a summary of activity for each component of accumulated other non-owner changes in equity for fiscal years 2003, 2002, and 2001:

	Unrealized Gain (Loss) on Investments	Cumulative Translation Adjustment	Minimum Pension Liability	Unrealized Gain (Loss) on Derivatives	Accumulated Other Non- Owner Changes Equity
Balance April 30, 2000	$(6.5)	$(138.7)	$(6.7)	$—	$(151.9)
Period Change	19.4	(39.2)	2.9	—	(16.9)

Balance April 27, 2001	12.9	(177.9)	(3.8)	—	(168.8)
Period Change	(22.1)	(1.8)	3.8	20.9	0.8

Balance April 26, 2002	(9.2)	(179.7)	—	20.9	(168.0)
Period Change	8.2	227.1	(4.2)	(75.2)	155.9

Balance April 25, 2003	$(1.0)	$47.4	$(4.2)	$(54.3)	$(12.1)

        The tax benefit (expense) on the unrealized gain (loss) on investments in fiscal years 2003, 2002 and 2001 was $(4.4), $11.9 and $(10.6), respectively. Translation adjustments are not adjusted for income taxes as substantially all translation adjustments relate to permanent investments in non-U.S. subsidiaries. The tax benefit on the minimum pension liability was $2.3 in fiscal year 2003. The tax benefit (expense) on the unrealized gain (loss) on derivatives in fiscal years 2003 and 2002 was $43.9 and $(11.3), respectively.

        Derivatives    On April 28, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, requires companies to recognize all derivatives as assets and liabilities on the balance sheet and to measure the instruments at fair value through income unless the derivative qualifies as a hedge. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in accumulated other non-owner changes in equity until the hedged item is recognized in earnings. Upon adoption, the Company recorded a cumulative after-tax unrealized gain of $35.7, $54.9 pretax, in accumulated other non-owner changes in equity.

        The Company uses derivative instruments, primarily forward exchange contracts, to manage its exposure related to foreign exchange rate changes. The Company enters into contracts with major financial institutions that change in value as foreign exchange rates change. These contracts are designated either as cash flow hedges, net investment hedges or as freestanding derivatives. All derivative instruments are recorded at fair value in the balance sheets.

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

        The purpose of net investment hedges is to hedge long-term investments in foreign operations. The gains and losses related to the change in the forward exchange rates of the hedges are recorded in earnings as other income/expense. The remaining gains and losses are based on changes in the current exchange rates and recorded in cumulative translation adjustment, a component of accumulated other nonowner changes in equity.

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

        It is the Company's policy to enter into foreign exchange derivative contracts only to the extent true exposures exist; the Company does not enter into foreign exchange derivative contracts for speculative purposes. Principal currencies hedged are the Euro and the Japanese Yen.

41 - Medtronic, Inc.

Notes to Consolidated Financial Statements (continued)
(dollar amounts in millions, except per share data)

        At inception, as dictated by the facts and circumstances, all derivatives are expected to be highly effective, as the critical terms of these instruments are the same as those of the underlying risks being hedged. The Company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

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

	Fiscal Year
	2003	2002	2001
Basic	1,217.5	1,211.6	1,203.0
Effect of dilutive securities:
Employee stock options	8.7	10.9	19.3
Other	1.7	1.9	3.7

Diluted	1,227.9	1,224.4	1,226.0

        The calculation of weighted average diluted shares outstanding excludes options for approximately 26 million common shares in fiscal year 2003, as the exercise price of those options was greater than the average market price, resulting in an anti-dilutive effect on diluted earnings per share.

        New Accounting Standards    In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for issuer classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Instruments that fall within the scope of SFAS No. 150 must be classified as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments issued prior to June 1, 2003, SFAS No. 150 is effective for the Company in the second quarter of fiscal year 2004. Adoption is not expected to have an impact on the Company's statements of consolidated earnings, financial position or cash flows.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for derivative instruments and hedging activities entered into or modified after June 30, 2003, except for certain forward purchase and sale securities. For these forward purchase and sale securities, SFAS No. 149 is effective for both new and existing securities after June 30, 2003. For the Company, SFAS No. 149 is applicable for existing derivative and hedging activities, excluding the forward purchase and sale securities, in the second quarter of fiscal year 2004. Adoption is not expected to have an impact on the Company's statements of consolidated earnings, financial position or cash flows.

        In January 2003, the FASB issued FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities." FIN 46 addresses the requirements for business enterprises to consolidate related entities, in which they do not have controlling interests through voting or other rights, if they are determined to be the primary beneficiary of these entities as a result of variable economic interests. FIN 46 is effective at the time of investment for interests obtained in a variable economic entity after January 31, 2003. Beginning in the second quarter of fiscal year 2004, FIN 46 applies to interests in variable interest entities (VIE's) acquired prior to February 1, 2003. All of the entities in which the Company has a minority investment are considered to be VIE's; however, FIN 46 is not expected to have a material impact on the Company's consolidated earnings, financial position or cash flows as the Company's accounting treatment of these VIE's in prior periods is consistent with the guidance set forth in FIN 46.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires companies to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of the fair value can be made. The identified asset retirement costs are capitalized as part of the carrying amount of the asset and depreciated over

Medtronic, Inc. - 42

the remaining useful life. SFAS No. 143 is effective for the Company in fiscal year 2004. Adoption is not expected to have an impact on the Company's statements of consolidated earnings, financial position or cash flows.

2.     Business Combinations

        On October 11, 2002, the Company acquired all of the outstanding common shares of Spinal Dynamics Corporation (SDC). Prior to the acquisition, the Company had a minority investment in SDC, which was accounted for using the cost method. SDC is a developer of an artificial cervical disc that is designed to maintain mobility of the cervical spine after surgery. This acquisition complements the Company's full suite of spinal surgery products.

        The consideration paid for SDC was approximately $254.3. The consideration included $5.3 in cash, approximately 5.0 million shares of Medtronic common stock valued at $219.6, approximately 350,000 employee stock options valued at $14.5, fees and expenses associated with the merger, and Medtronic's prior investment in SDC totaling $14.0. Medtronic common shares were valued based on an average of Medtronic's trading share prices a few days before and after the date when the shares to be issued became known. Options were valued using the Black-Scholes option-pricing model.

        As part of the acquisition of SDC, the Company acquired $25.1 of technology-based intangible assets, that have an expected useful life of 10 years, and $114.2 of IPR&D that was expensed on the date of acquisition. Goodwill of $115.7 related to this acquisition was assigned entirely to the Spinal, ENT, and SNT operating segment.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in the SDC acquisition:

Current assets	$7.8
Property, plant and equipment	1.0
Intangible assets	25.1
IPR&D	114.2
Goodwill	115.7
Deferred tax asset—long-term	5.2

Total assets acquired	$269.0

Current liabilities	$4.7
Deferred tax liability—long-term	10.0

Total liabilities assumed	$14.7

Net assets acquired	$254.3

        On April 12, 2002, the Company acquired all of the outstanding shares of VidaMed, Inc. (VidaMed) for cash consideration of $328.6, including estimated fees and expenses associated with the merger. VidaMed develops and markets a transurethral needle ablation system to treat benign prostatic hyperplasia, a condition also known as enlarged prostate. This acquisition is expected to strengthen the Company's offerings of urological products, reduce costs through economies of scale, and foster growth by leveraging common technologies and the Company's international distribution structure. In connection with the acquisition of VidaMed, the Company acquired $165.8 of technology-based intangible assets that have a useful life of 15 years. Goodwill of $201.7 related to the acquisition was assigned entirely to the Neurological and Diabetes operating segment.

        On December 18, 2001, the Company acquired all of the outstanding shares of Endonetics, Inc. (Endonetics) for cash consideration of $67.2, including fees and expenses associated with the merger. Endonetics develops diagnostic and therapeutic devices for the management of gastrointestinal diseases. The Company acquired Endonetics to accelerate the Company's entrance into the gastrointestinal market. Through effective integration, the Company expects to be able to reduce costs through economies of scale, and foster growth by leveraging common technologies and the Company's international distribution structure. In connection with the acquisition of Endonetics, the Company acquired $32.1 of technology-based intangible assets, that have a useful life of 12 years, and $32.7 of IPR&D that was expensed on the date of acquisition. Goodwill of $11.1 related to the acquisition was assigned entirely to the Neurological and Diabetes operating segment.

        On August 28, 2001, the Company acquired all of the outstanding common shares of MiniMed, Inc. (MiniMed) and Medical Research Group, Inc. (MRG) for cash consideration totaling $3,807.2. MiniMed is the market leader in the design, development, manufacture and marketing of advanced medical systems for the treatment of diabetes. MRG designs and develops technologies related to implantable pumps and sensors used in the treatment of diabetes. These acquisitions represent a new platform to the Company, offering device-based medical solutions for the treatment of diabetes. The Company expects to drive growth by leveraging common technologies and its international distribution structure, and to reduce costs through economies of scale.

43 - Medtronic, Inc.

Notes to Consolidated Financial Statements (continued)
(dollar amounts in millions, except per share data)

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

        In connection with the acquisition of MiniMed, the Company acquired intangible assets valued at $589.2 that have a weighted average useful life of approximately 13 years. The intangible assets that make up that amount include technology-based assets of $324.5 (15-year weighted average useful life) and trademarks and trade-names of $264.7 (10-year useful life). In connection with the acquisition of MRG, the Company acquired technology-based assets valued at $7.8 that have a 15-year useful life. Also as part of the MiniMed and MRG acquisitions, the Company assigned, in total, $260.3 and $2,744.5 for IPR&D and goodwill, respectively. The IPR&D was expensed on the date of acquisition. The goodwill for these acquisitions was assigned entirely to the Neurological and Diabetes operating segment.

        In connection with the acquisitions of MiniMed and MRG, the Company formulated plans for workforce reductions, employee relocations, the closure and consolidation of sales offices in the U.S. and Europe, and the termination of certain contractual obligations. The costs of employee termination and relocation benefits relate to the elimination or relocation of approximately 365 positions in the areas of manufacturing and distribution, administration, engineering, and sales and marketing. Contractual obligations relate to a distributor termination between MRG and an affiliated third party, as well as the termination of MiniMed's distributors, which were located primarily in Europe and Japan. During the third quarter of the current fiscal year, the Company completed the initiatives contemplated in these plans and reversed against goodwill $5.2 of purchase accounting accruals that were no longer considered necessary.

        The purchase accounting liabilities recorded in connection with the MiniMed and MRG acquisitions are summarized below:

	August 28, 2001	Changes in Estimates	Utilized	April 26, 2002	Changes in Estimates	Utilized	April 25, 2003
Facility reductions	$2.1	$—	$—	$2.1	$0.5	$(1.4)	$1.2
Severance and relocation costs	15.0	1.3	(8.9)	7.4	(3.8)	(3.5)	0.1
Contractual obligations	5.7	8.2	—	13.9	(1.5)	(12.1)	0.3

Total	$22.8	$9.5	$(8.9)	$23.4	$(4.8)	$(17.0)	$1.6

        The fiscal year 2003 change in estimate for facility reductions relates to two facilities which the Company assumed it would be able to sublease; however, the Company was unable to sublease these facilities. The remaining accrual for facility reductions at April 25, 2003 relates to remaining lease payments to be made over the contractual life of the terminated leases. The change in estimate for severance and relocation costs relate primarily to European employees who were identified for termination, but who were not terminated as they were willing to take positions elsewhere with the Company. The change in estimate for contractual obligations relates primarily to the termination of a Japanese distributor at significantly better terms than originally anticipated.

Medtronic, Inc. - 44

        The fiscal year 2002 change in estimate relates primarily to an anticipated settlement of a contractual dispute outstanding at the time of acquisition.

        In addition to the above acquisitions, on April 19, 2002, the Company completed the acquisition of Kobayashi Pharmaceutical Co. Ltd.'s (Kobayashi) interest in a joint venture it had formed with Medtronic in 1996 to distribute the Company's spinal products in Japan. Kobayashi was acquired for $128.0 of cash, of which $58.0 will be paid over the next seven years. The Company expects that this acquisition will accelerate revenues and earnings growth of spinal products by increasing its operating flexibility and by reducing distribution overhead. In connection with the Kobayashi acquisition, the Company acquired a non-compete agreement valued at $39.4 with a useful life of 7 years, and customer and product-based intangible assets valued at $18.6, with a useful life of 12 years (approximately 9-year total weighted average useful life). Goodwill of $63.0 related to this acquisition was assigned entirely to the Spinal, ENT, and SNT operating segment.

        The goodwill recorded as a result of these acquisitions is not deductible for tax purposes. The results of operations related for each entity, or portion of entity, acquired has been included in the Company's statements of consolidated earnings since the date each company was acquired.

        The following unaudited pro forma data for the year ended April 25, 2003 sets forth the combined results of operations as if the acquisition of SDC had occurred on April 27, 2002. Since SDC reported its results based on calendar quarters, the unaudited pro forma results of operations for the year ended April 25, 2003 includes the results of operations for SDC for the six-month period ended September 30, 2002. The pro forma data gives effect to actual operating results of SDC prior to the acquisition, adjustments to eliminate material intercompany items between Medtronic and SDC, adjustments to reflect interest income foregone, increased intangible asset amortization, Medtronic shares issued, options payable in Medtronic stock that were assumed in the transaction, and income taxes. Pro forma net earnings for the year ended April 25, 2003 includes $114.2 of non-deductible charges related to IPR&D expensed as a result of the SDC acquisition.

Fiscal Year
2003
Net sales	$7,665.2
Net earnings	1,593.5
Earnings per common share:
Basic	$1.31
Diluted	$1.29

        The following unaudited pro forma data for the fiscal year ended April 26, 2002 sets forth the combined results of operations as if the acquisitions of SDC, VidaMed, Endonetics, MiniMed, and MRG, and the remaining portion of Kobayashi had occurred on April 28, 2001. The pro forma data gives effect to actual operating results prior to the acquisitions, adjustments to eliminate material intercompany items between MiniMed and MRG, adjustments to reflect increased interest expense, increased intangible asset amortization, increased fixed asset depreciation, and income taxes. Pro forma net earnings for the twelve months ended April 26, 2002 includes $293.0 of non-deductible charges related to IPR&D; $20.4 of debt issuance costs, net of tax; $18.8 of non-deductible merger-related costs incurred by MiniMed prior to the acquisition; a $6.9 after-tax write-up of MiniMed inventory to fair value; and a $2.4 after-tax charge related to a settlement agreement entered into by MiniMed prior to the acquisition.

Fiscal Year
2002
Net sales	$6,552.6
Net earnings	868.2
Earnings per common share:
Basic	$0.71
Diluted	$0.71

        No effect has been given to cost reductions or operating synergies in this presentation. As a result, these pro forma amounts are not necessarily indicative of the results that would have been obtained if the acquisitions had occurred as of the beginning of the periods presented or that may occur in the future.

45 - Medtronic, Inc.

Notes to Consolidated Financial Statements (continued)
(dollar amounts in millions, except per share data)

3.     Special, IPR&D, and Other Charges

        Special charges (such as certain litigation and restructuring charges), IPR&D, and other charges result from unique facts and circumstances that likely will not recur with similar materiality or impact on continuing operations. Special, IPR&D, and other charges taken during fiscal years 2003, 2002, and 2001 are as follows:

	Fiscal Year
	2003	2002	2001
	(in millions)
Special charges:
Litigation	$(8.0)	$244.9	$231.3
Asset write-downs	8.9	6.9	59.9
Restructuring and other related charges	16.1	29.2	23.0
Acquisition-related charges	—	—	4.2
Gain on equity investment	—	(36.8)	—
Foundation contribution	—	47.6	20.4
Changes in estimates	(14.5)	(1.0)	—

Total special charges	2.5	290.8	338.8
IPR&D	114.2	293.0	—
Inventory write-off	—	—	8.4
Acquisition related debt issue costs	—	32.0	—

Total special, IPR&D, and other charges, pre-tax	116.7	615.8	347.2
Less tax impact	4.2	(122.6)	(111.1)

Total special, IPR&D, and other charges	$120.9	$493.2	$236.1

        Special Charges    In fiscal year 2003, the Company recorded a $15.0 litigation settlement, and $25.0 related to facility consolidation initiatives in the Vascular segment. The litigation charges were offset by a $23.0 reversal for a final adjustment to a previously recognized settlement with a competitor on the rapid exchange perfusion delivery system and the reversal of $14.5 of previously recognized charges.

        The $25.0 Vascular facility consolidation initiative, occurred during the first quarter of fiscal year 2003. The Company reorganized the Vascular research and development, clinical, regulatory and manufacturing functions, closed seven facilities in California and one in Florida, and identified 685 positions to be eliminated. In connection with this initiative, the Company recorded a $10.8 restructuring charge, an $8.9 asset write-down, and $5.3 of other restructuring-related charges. The $10.8 restructuring charge consisted of $4.6 for lease cancellations and $6.2 for severance costs. The $8.9 asset write-down related to assets which will no longer be utilized, including accelerated depreciation of assets held and used. The $5.3 of other restructuring-related charges related to incremental expenses incurred as a direct result of the Vascular restructuring initiative, primarily retention and productivity bonuses for services rendered by the employees prior to July 26, 2002, and equipment and facility moves. These other restructuring-related charges were incurred during the quarter the initiative was announced. The Vascular restructuring initiatives, which are scheduled to be completed within one year, are expected to produce annualized operating savings of approximately $35.0 to $40.0, and annualized tax savings of approximately $8.0. Of the 685 positions identified for elimination, 622 have been eliminated as of April 25, 2003. This charge was offset by a reversal of reserves no longer considered necessary. The first reversal of $8.9, which included $1.7 of asset write-downs, related to restructuring initiatives from the fourth quarter of fiscal year 2001 and the first quarter of fiscal year 2002. The outcome of these initiatives was favorable compared to the initial estimates for two reasons. Several employees who were in positions identified for termination found other jobs within the Company, and two sales offices that were initially identified for closure ultimately did not close. The second reversal of $5.6 related to distributor termination costs accrued in connection with the merger of PercuSurge, Inc. (PercuSurge). The outcome of the PercuSurge distributor terminations was favorable to the original estimates as a result of anticipated contractual commitments that did not materialize. These reserves were no longer considered necessary, as the initiatives have been completed.

        A summary of the activity related to the fiscal year 2003 restructuring initiatives is presented below:

	Fiscal Year 2003 Charges	Utilized in 2003	Balance at April 25, 2003
Facility reductions	$4.6	$(1.6)	$3.0
Severance and related costs	6.2	(5.3)	0.9
Contractual obligations	—	—	—

Total	$10.8	$(6.9)	$3.9

        In fiscal year 2002, the Company recorded $244.9 of charges related to legal settlements. The largest of the settlements, payable to a competitor, was for $167.3 including interest and costs related to an April 2002 arbitration panel's ruling. This ruling found that the Company's rapid exchange perfusion delivery systems used in products for coronary angioplasty are not covered by the license that Arterial Vascular Engineering, Inc. (AVE) had acquired from C.R. Bard, Inc. and therefore infringed the competitor's patents. The

Medtronic, Inc. - 46

Company stopped selling the rapid exchange perfusion delivery systems in U.S. markets in September 2001 as a result of a separate case brought by a competitor with respect to the same product. That case was decided in a July 2001 arbitration panel ruling and was recorded in the fourth quarter of fiscal year 2001 as discussed below. However, in the first quarter of fiscal year 2002, the Company recorded an additional charge of $27.0 related to the July 2001 arbitration award. This additional charge related to sales of a next-generation product, which was not part of the arbitration ruling in July 2001, as well as sales in fiscal year 2002 of the rapid exchange perfusion delivery systems covered under the arbitration award. In the fourth quarter of fiscal year 2002, the Company recorded a $21.9 charge related to the settlement of a patent infringement case brought by a competitor regarding certain cardiac surgery products. A non-product settlement charge of $19.6 was recorded in the third quarter of fiscal year 2002 and pertains to business matters that occurred in prior years and is protected by a confidentiality agreement. A litigation charge of $9.1 was incurred in the second quarter of fiscal year 2002. These charges were recorded when they became probable and could be reasonably estimated.

        In the first quarter of fiscal year 2002, the Company also recorded a charge of $35.1 to finalize the initiatives that were announced in the fourth quarter of fiscal year 2001. These initiatives related to (i) the restructuring of certain neurological sales offices, (ii) the reduction and consolidation of certain manufacturing operations, and (iii) the rationalization and reorganization of European sales organizations to further integrate acquisitions. In connection with the first initiative, the restructuring of certain neurological sales operations, the Company consolidated certain of its U.S. sales forces, resulting in the closure of 16 sales offices throughout the U.S., and the elimination of 102 positions. This initiative also included the termination of two distributor relationships in Asia and Australia, where the Company elected to sell through its own sales force. In connection with the second initiative, the reduction and consolidation of certain manufacturing operations, the Company closed two manufacturing operations in Asia that manufactured products for its Cardiac Surgery segment, moved certain manufacturing activities for its Cardiac Rhythm Management (CRM) segment from Minnesota to Arizona, closed one European manufacturing facility and restructured operations related to a second European manufacturing facility. Both European manufacturing facilities manufactured products for its Neurological business. The closure, restructuring and relocation of these manufacturing operations resulted in the elimination of approximately 210 positions. In connection with the third initiative, the rationalization and reorganization of European sales offices, the Company closed 23 facilities that were merged into existing Medtronic operations and terminated nine distributor arrangements. The majority of these 23 facility closures reduced redundant operations that existed since the acquisitions of Physio Control and Sofamor Danek in fiscal year 1999, and Xomed in fiscal year 2000. Distributor agreements were terminated in order to sell direct, utilizing the Company's existing distribution infrastructure. The rationalization and reorganization of European sales offices related to the Company's CRM and Spine, ENT, and SNT segments resulted in the elimination of approximately 150 positions. These restructuring initiatives resulted in annualized savings of approximately $35.0 to $40.0. Included in this charge were $6.9 of write-downs for assets which will no longer be utilized and the reversal of a $1.0 reserve related to our fiscal year 2000 Latin America restructuring initiatives no longer considered necessary, as the restructuring initiatives were complete. The actual outcome of the Latin America restructuring initiative was favorable to the original estimate mainly as a result of certain assets held for disposal, which were disposed of at more favorable terms than originally estimated.

        In fiscal year 2002, the Company also recorded a $36.8 gain on an equity investment that was contributed to the Medtronic Foundation.

        In fiscal year 2001, the Company recorded net charges of $231.3 for litigation and related expenses. The vast majority of this charge relates to two adverse patent infringement decisions that were received subsequent to fiscal year 2001 year end, but prior to the issuance of the fiscal year 2001 financial statements. In June 2001, an appeals court affirmed an earlier judgment against the Company in a patent infringement lawsuit commenced by a competitor. The amount of the judgment plus interest totaled $52.1. In July 2001, the Company received an arbitration decision (see previous discussion in this section) relating to certain of the Company's rapid exchange perfusion delivery systems, which ordered damages of approximately $169.0, plus legal costs. An injunction against sales of these products in the U.S. was issued in September 2001. During the fiscal year, the Company incurred several other charges for smaller litigation settlements. In addition, the Company received a favorable settlement of $20.4 in the third quarter that was contributed to the Medtronic Foundation.

47 - Medtronic, Inc.

Notes to Consolidated Financial Statements (continued)
(dollar amounts in millions, except per share data)

        In fiscal year 2001, as a result of the July 2001 arbitration award described previously, the Company wrote off $66.6 of assets related to the Company's rapid exchange perfusion technology. Specifically, the Company wrote off $21.0 of intangible assets directly related to the rapid exchange perfusion technology, and $37.2 of the goodwill previously recorded for the Bard Catheter Laboratory acquisition. The goodwill impairment amount was determined on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangibles acquired from C.R. Bard, Inc. The arbitration panel also allowed for an injunction on future U.S. sales of these delivery systems, and accordingly, the Company wrote off $8.4 of excess rapid exchange perfusion inventory to cost of sales. During the fiscal year, the Company also wrote off assets of less than $2.0 related to the fiscal year 2001 restructuring initiatives discussed below.

        During fiscal year 2001, the Company recorded $23.0 of restructuring-related charges. These charges consisted of a $13.6 restructuring charge during the fourth quarter to further streamline operations, as previously discussed, and a $9.4 restructuring charge in the third quarter relating to the integration of PercuSurge. The $9.4 restructuring charge consisted of $7.6 related to the termination of 15 distributor arrangements that PercuSurge had in Europe and $1.8 for severance to eliminate 13 positions in Europe. The U.S. distributor relationships were terminated in order to integrate PercuSurge's product line offerings with the Company's existing distribution infrastructure. As part of the PercuSurge acquisition, the Company also incurred $4.2 of transaction costs.

        A summary of the activity related to the fiscal year 2001 restructuring initiatives is presented below:

	Fiscal Year 2001 Charges	Utilized in 2001	Balance at April 27, 2001	Fiscal Year 2002 Charges	Utilized in 2002	Balance at April 26, 2002	Utilized in 2003	Changes in Estimates	Balance at April 25, 2003
Facility reductions	$1.3	$—	$1.3	$6.7	$(4.8)	$3.2	$(3.2)	$—	$—
Severance and related costs	10.8	(1.5)	9.3	17.4	(14.9)	11.8	(5.7)	(6.1)	—
Contractual obligations	10.9	—	10.9	5.1	(6.5)	9.5	(2.8)	(6.7)	—

Total	$23.0	$(1.5)	$21.5	$29.2	$(26.2)	$24.5	$(11.7)	$(12.8)	$—

        During fiscal year 1997, Sofamor Danek recorded a product liability litigation charge of $50.0 to recognize the anticipated costs associated with the defense and conclusion of certain product liability cases in which Sofamor Danek is named a defendant. During fiscal year 1999, the Company recorded an additional $25.0 reserve necessary to conclude outstanding litigation. The Company utilized a total of $46.9 in fiscal years 1997 through fiscal year 2000, $0.9 in fiscal year 2001, $23.6 in fiscal year 2002, and $0.5 in fiscal year 2003.

        A summary of all restructuring initiatives is presented below:

	Balance at April 30, 2000	Fiscal Year 2001 Charges	Utilized in 2001	Balance at April 27, 2001	Fiscal Year 2002 Charges	Changes in Estimates	Utilized in 2002	Balance at April 26, 2002	Fiscal Year 2003 Charges	Changes in Estimates	Utilized in 2003	Balance at April 25, 2003
Facility reductions	$4.7	$1.3	$(4.0)	$2.0	$6.7	$(0.7)	$(4.8)	$3.2	$4.6	$—	$(4.8)	$3.0
Severance and related costs	12.1	10.8	(13.3)	9.6	17.4	(0.3)	(14.9)	11.8	6.2	(6.1)	(11.0)	0.9
Contractual obligations	6.7	10.9	(6.7)	10.9	5.1	—	(6.5)	9.5	—	(6.7)	(2.8)	—

Total	$23.5	$23.0	$(24.0)	$22.5	$29.2	$(1.0)	$(26.2)	$24.5	$10.8	$(12.8)	$(18.6)	$3.9

        Reserve balances at April 25, 2003 include amounts necessary to complete the restructuring initiatives announced during the first quarter of fiscal year 2003 related to the Company's Vascular operating segment.

Medtronic, Inc. - 48

        IPR&D    In the second quarter of fiscal year 2003, the Company acquired SDC. At the date of acquisition, $114.2 of the purchase price was expensed for IPR&D related to the Bryan Cervical Disc System (Bryan Disc), which had not yet reached technological feasibility in the U.S. and had no alternative future use. The Bryan Disc is an artificial cervical disc featuring a shock-absorbing elastomer designed to replace and mimic the functionality of natural intervertebral discs removed from a patient during spinal surgery. Prior to this acquisition, the Company did not have a product with comparable technology under development, and the acquisition of SDC was expected to accelerate the Company's entry into the arena of artificial cervical discs. At the time of acquisition, SDC had received approval from the FDA for an investigational device exemption allowing SDC to proceed with human clinical studies, which must be completed before regulatory approval can be obtained in the U.S. In fiscal year 2003, the Company incurred $1.2 in costs, and expects to incur $3.5 in fiscal year 2004, $1.6 in fiscal year 2005, and $0.6 in fiscal year 2006 to bring this product to commercialization in the U.S. Total expected project costs, including costs already incurred and expected to be incurred, are approximately $42.7. These costs are being funded by internally generated cash flows.

        In the third quarter of fiscal year 2002, the Company acquired Endonetics. At the date of the acquisition, $32.7 of the purchase price was expensed for IPR&D related to the Gatekeeper Reflux Repair System (Gatekeeper), which had not yet reached technological feasibility and had no alternative future use. The Gatekeeper is a therapeutic medical device comprised of hydrogel prostheses that are implanted in the esophageal wall. After implantation, the hydro-gel prostheses swell in size and create a mechanical barrier that prevents stomach acids from entering the esophagus. At the time of acquisition, the Company did not have a therapeutic product offering in the Gastroesophageal Reflux Disease (GERD) market. The Company believes the Gatekeeper device will distinguish itself in this market by its ease of use, ability to reduce treatment costs associated with extended drug therapies, and its less invasive approach to treating GERD. At the time of acquisition, the Gatekeeper device was in human clinical trials. The clinical trials must be completed before regulatory approval can be obtained. In fiscal year 2003, the Company incurred $1.4 in costs, and expects to incur $2.0 in fiscal year 2004, $1.5 in fiscal year 2005, and $0.5 in fiscal year 2006 to bring this product to commercialization. Total expected project costs, including costs already incurred and expected to be incurred, are approximately $9.8. These costs are being funded by internally generated cash flows.

        In the second quarter of fiscal year 2002, the Company acquired MiniMed. At the date of the acquisition, $35.4 of the purchase price was expensed for IPR&D related to a disposable pump that had not yet reached technological feasibility and had no alternative future use. Disposable pumps are designed to be used as an infusion system that is attached to the body using an adhesive that delivers a pre-set constant rate of drug. At the time of the acquisition, MiniMed did not have a primary product offering in the insulin-using Type 2 diabetes market and believed that the disposable pump would distinguish itself in the Type 2 market by its convenience and ease of use. Subsequent to this acquisition, the Company performed an in-depth evaluation of the underlying technology related to this project. As a result of this evaluation, in the second quarter of fiscal year 2003, the Company discontinued its current project to bring the disposable pump to commercialization utilizing this technology. The Company intends to pursue a disposable pump project under a different technology platform.

        Also in the second quarter of fiscal year 2002, the Company acquired MRG. At the date of acquisition, $224.9 of the purchase price was expensed for IPR&D related to a long-term glucose sensor and an implantable glucose monitoring sensor that had not yet reached technological feasibility and had no alternative future use. At the time of the acquisition, MRG had no product offerings in the diabetes market, however, these projects were expected to enable MRG to enter this high-potential implantable market. The long-term glucose sensor is designed to be used with an implantable pump to automatically maintain glucose levels by continuously monitoring and adjusting the rate of insulin infusion without the need for frequent intervention by the physician or patient. At the time of the acquisition, the long-term glucose sensor was in human clinical trials, which need to be completed before regulatory approval can be obtained in the U.S. The implantable glucose monitoring system is used by patients to monitor glucose levels. At the time of the acquisition, MRG had received approval from the FDA for the investigational device exemption allowing MRG to proceed with clinical studies. In fiscal year 2003, the Company incurred $4.8 in costs and expects to incur $7.0 to $10.0 of annual costs in fiscal

49 - Medtronic, Inc.

Notes to Consolidated Financial Statements (continued)
(dollar amounts in millions, except per share data)

years 2004 and 2005, to bring this product to commercialization. Total expected project costs, including costs already incurred and expected to be incurred, are $31.3 to $37.3. These costs are being funded by internally generated cash flows. The fair values assigned to the long-term glucose sensor and to the implantable glucose monitoring system were $219.7 and $4.4, respectively. Other minor product categories were valued at $0.8.

        The Company is responsible for the valuation of IPR&D charges. The values assigned to IPR&D were based on a valuation prepared internally, using a methodology consistent with valuation techniques used by independent appraisers. All values were determined by identifying research projects in areas for which technological feasibility had not been established. All values were determined by estimating the revenue and expenses associated with a project's sales cycle and by estimating the amount of after-tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

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

        No charges were taken in fiscal year 2001 related to IPR&D as the only acquisition in that year was accounted for using the pooling-of-interest method of accounting, which does not allow assigning value to IPR&D.

        Acquisition-Related Debt Issue Costs    Debt issue costs in fiscal year 2002 related to the costs incurred to issue contingent convertible debentures totaling $2,012.5 in September 2001. The total costs incurred to issue the debentures were $32.0, which are recorded in interest expense. The net proceeds from the debentures were used to repay a substantial portion of the bridge financing obtained in connection with the acquisitions of MiniMed and MRG. See Note 6 for more information regarding these debentures.

4.     Financial Instruments

        The carrying amounts of cash and cash equivalents and investments in short-term debt instruments approximate fair value due to their short maturities. In addition, the carrying amount of short-term investments, foreign exchange derivative contracts, and investments in long-term debt instruments approximate fair value at April 25, 2003 and April 26, 2002. All investments are classified as available-for-sale.

        The fair value of certain short-term and long-term equity investments are estimated based on their quoted market prices or the quoted market prices of similar investments. For certain long-term investments that did not have quoted market prices and are accounted for on a cost basis, a reasonable estimate of fair value is made using available market and financial information. The fair value of foreign exchange derivative contracts is estimated based on quoted market prices. The fair value of investments in long-term debt instruments is based on the current rates offered to the Company for instruments with similar maturities.

        Information regarding the Company's available-for-sale instruments is as follows:

	Fiscal Year
	2003	2002	2001
Cost	$617.1	$774.2	$700.6
Gross unrealized gains	2.2	2.0	31.1
Gross unrealized losses	(3.6)	(16.2)	(12.1)

Fair value	$615.7	$760.0	$719.6

Proceeds from sales	$2.9	$60.8	$49.2

Net gains realized	$0.6	$39.9	$21.0

Impairment losses recognized	$45.2	$2.0	$15.5

        The net gains realized and proceeds from sales included in the table above exclude amounts related to available-for-sale debt instruments. Gains recognized upon sale of these instruments are recorded as interest income. Gains or losses from the sale of available-for-sale equity instruments are recorded as other income/expense in the accompanying statements of consolidated earnings, with the exception of the $36.8 gain in fiscal year 2002 related to an

Medtronic, Inc. - 50

equity investment that was contributed to the Medtronic Foundation. This gain was classified as a special charge. Gains and losses from the sale of investments are calculated based on the specific identification method.

        Foreign Exchange Risk Management    The Company uses operational and economic hedges as well as foreign exchange derivative contracts to manage the impact of foreign exchange rate changes on earnings and cash flows. In order to reduce the uncertainty of foreign exchange rate movements, the Company enters into various contracts that change in value as foreign exchange rates change. These contracts, which typically expire within two years, are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets, liabilities or net investments. Foreign currency transactions, primarily export intercompany sales, occur throughout the year and are probable but not firmly committed. Principal currencies hedged are the Euro and the Japanese Yen.

        Notional amounts of contracts outstanding at April 25, 2003 and April 26, 2002 were $2,469.0 and $907.5, respectively. Aggregate foreign currency transaction gains/(losses) were $(30.1), $74.6, and $44.3 in fiscal years 2003, 2002, and 2001, respectively. These gains/losses, which were offset by losses/gains on the related assets, liabilities, and transactions being hedged, were recorded in other income/expense in the accompanying consolidated statements of earnings.

        Concentrations of Credit Risk    Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of interest-bearing investments, foreign exchange derivative contracts, and trade accounts receivable.

        The Company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standings of these financial institutions and limits the amount of credit exposure with any one institution.

        Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with national health care systems in many countries. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of the economies of those countries. As of April 25, 2003, no customer represented more than 10% of the outstanding accounts receivable.

        Derivatives    Net gains/(losses) related to net investment hedges included in cumulative translation adjustment totaled $(13.9) and $5.4 during fiscal years 2003 and 2002, respectively. No gains or losses relating to ineffectiveness of cash flow hedges were recognized in earnings in fiscal year 2003 or 2002. No hedges were derecognized or discontinued during fiscal year 2003 or 2002.

        The following table summarizes activity in accumulated non-owner changes in equity related to all derivatives classified as cash flow hedges in fiscal years 2003 and 2002 (amounts are net of tax):

Beginning balance, April 28, 2001	$—
Cumulative effect of adoption of SFAS No. 133	35.7
Net gains reclassified to earnings	(44.8)
Change in fair value of hedges	30.0

Accumulated derivative gains, April 26, 2002	$20.9

Net losses reclassified to earnings	17.7
Change in fair value of hedges	(92.9)

Accumulated derivative losses, April 25, 2003	$(54.3)

        The entire cumulative effect of adoption was reclassified to earnings during fiscal year 2002. The Company expects that the $54.3, net of tax, in accumulated derivative losses at April 25, 2003, will be reflected in the statement of consolidated earnings over the next twelve months.

5.     Goodwill and Other Intangible Assets

        The changes in the carrying amount of goodwill for fiscal years 2003 and 2002 are as follows:

	Fiscal Year
	2003	2002
Beginning balance	$4,034.6	$995.9
Goodwill as a result of acquisitions	115.7	3,036.3
Purchase accounting accrual adjustments, net	(7.7)	—
Currency adjustment, net	41.2	2.4

Ending balance	$4,183.8	$4,034.6

        The Company completed its fiscal year 2003 impairment test of all goodwill and concluded there was no impairment.

51 - Medtronic, Inc.

Notes to Consolidated Financial Statements (continued)
(dollar amounts in millions, except per share data)

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminated the systematic amortization of goodwill. The Company adopted SFAS No. 142 during the first quarter of fiscal year 2002. Had SFAS No. 142 been effective May 1, 2000, net income and earnings per share for fiscal year 2001 would have been reported as follows:

Fiscal Year
2001
Net Income:
As reported	$1,046.0
Effect of goodwill amortization	38.4

As adjusted	$1,084.4

Basic Earnings Per Share:
As reported	$0.87
Effect of goodwill amortization	0.03

As adjusted	$0.90

Diluted Earnings Per Share:
As reported	$0.85
Effect of goodwill amortization	0.03

As adjusted	$0.88

        Other Intangible Assets    Balances of acquired intangible assets, excluding goodwill, are as follows:

	Purchased Technology and Patents	Trademarks and Tradenames	Other	Total
Amortizable intangible assets as of April 25, 2003:
Original cost	$849.3	$264.7	$229.4	$1,343.4
Accumulated amortization	(183.8)	(44.1)	(82.5)	(310.4)

Carrying value	$665.5	$220.6	$146.9	$1,033.0

Weighted average original life (in years)	13.9	10.0	9.9

Amortizable intangible assets as of April 26, 2002:
Original cost	$810.7	$264.7	$182.9	$1,258.3
Accumulated amortization	(119.4)	(17.6)	(61.0)	(198.0)

Carrying value	$691.3	$247.1	$121.9	$1,060.3

Weighted average original life (in years)	14.5	10.0	11.3

        Amortization expense for fiscal years 2003, 2002, and 2001 was approximately $105.8, $63.5, and $40.8, respectively.

        Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets is as follows:

Fiscal Year	Amortization Expense
2004	$108.6
2005	106.2
2006	104.7
2007	99.3
2008	95.2
Thereafter	519.0

$1,033.0

6.     Financing Arrangements

        Debt consisted of the following:

	Average Interest Rate	Maturity by Fiscal Year	April 25, 2003	April 26, 2002
Short-Term Borrowings
Contingent convertible debentures	1.3%	—	$—	$2,012.5
Commercial paper	1.3%	2004	250.0	249.8
Bank borrowings	0.7%	—	130.7	249.1
Current portion of long-term debt	1.9%	—	4.6	4.7

Total Short-Term Borrowings			$385.3	$2,516.1

Long-Term Debt
Contingent convertible debentures	1.3%	2005-2022	$1,973.8	$—
Other	5.6%	2005-2008	6.5	9.5

Total Long-Term Debt			$1,980.3	$9.5

        Contingent Convertible Debentures    In September 2001, the Company completed a private placement of contingent convertible debentures totaling $2,012.5, due September 2021. Interest is payable semiannually and accrues at 1.25% per annum. Each debenture is convertible into shares of the Company's common stock at an initial conversion price of $61.81 per share. The conversion price of the debentures will be adjusted based on the occurrence of specified events, including a stock split, stock dividends, or cash dividends exceeding 15% of our market capitalization. The net proceeds from this offering were used to repay a substantial portion of the bridge financing obtained in connection with the acquisitions of MiniMed and MRG.

Medtronic, Inc. - 52

        In September 2002, as a result of certain holders of the debentures exercising their put options, the Company repurchased $38.7 of the debentures for cash. The Company may be required to repurchase the remaining securities at the option of the holders in September 2004, 2006, 2008, 2011, or 2016. Twelve months prior to the put options becoming exercisable, the remaining balance of the contingent convertible debentures will be reclassified to short-term borrowings. At balance sheet dates without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt. Accordingly, during the second quarter of fiscal year 2003, $1,973.8 of contingent convertible debentures were reclassified from short-term borrowings to long-term debt as a result of the September 2002 put option date expiring. For put options exercised by the holders, the purchase price is equal to the principal amount of the debentures plus any accrued and unpaid interest on the debentures to the repurchase date. If the repurchase option is exercised, the Company may elect to repurchase the securities for cash, common stock, or a combination thereof. The Company may elect to redeem the securities for cash at any time after September 2006.

        Commercial Paper    The Company maintains a $1,500.0 commercial paper program. This program allows the Company to issue debt securities with maturities up to 364 days from the date of issuance. At April 25, 2003, outstanding commercial paper totaled $250.0. The weighted average original maturity of the commercial paper outstanding during fiscal year 2003 was approximately 44 days and the weighted average interest rate on commercial paper outstanding during fiscal year 2003 was 1.6%.

        Bank Borrowings    Bank borrowings consist primarily of borrowings from non-U.S. banks at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

        Credit Arrangements    The Company has existing lines of credit of approximately $1,834.4 with various banks, of which approximately $1,453.6 was available at April 25, 2003. The existing lines of credit include two syndicated credit facilities totaling $1,250.0 with various banks, which the Company signed on January 24, 2002. The two credit facilities originally consisted of a 364-day $750.0 facility and a five-year $500.0 facility. In January 2003, the Company renewed $500.0 of the 364-day facility and increased the five-year facility, which will expire on January 24, 2007, to $750.0. The 364-day facility was also amended to provide us with the option to extend the maturity date on any outstanding loans under this facility by up to one year beyond the termination date of the facility. The purpose of these syndicated credit facilities is to provide backup funding for the commercial paper program. Interest rates on these credit facilities are determined by a pricing matrix based on the Company's long-term debt rating assigned by Standard and Poor's Ratings Group and Moody's Investors Service. Facility fees are payable on the credit facilities and determined in the same manner as the interest rates. Under terms of the agreements, the consolidated tangible net worth of the Company shall at all times be greater than or equal to $1,040.4, increased by an amount equal to 100% of the net cash proceeds from any equity offering occurring after January 24, 2002. As of April 25, 2003, our consolidated tangible net worth was $3,579.1. The agreements also contain other customary covenants and events of default.

        The Company entered into an agreement that expires in fiscal year 2006 to sell, at its discretion, specific pools of its trade receivables in Japan and Spain. The Company had sold approximately $82.7 and $62.7 of its trade receivables to financial institutions as of April 25, 2003 and April 26, 2002, respectively. The discount cost related to the sale was immaterial and was recorded as interest expense in the accompanying consolidated financial statements.

        Maturities of long-term debt, including capital leases, for the next five fiscal years are as follows:

Fiscal Year	Obligation
2004	$4.6
2005	1,979.0
2006	0.6
2007	0.4
2008	0.3
Thereafter	0.0

Total long-term debt	$1,984.9
Less: Current portion of long-term debt	4.6

Long-term portion of long-term debt	$1,980.3

Note 7—Interest (Income)/Expense

        Interest income and interest expense for fiscal years 2003, 2002, and 2001 are as follows:

	Fiscal Year
	2003	2002	2001
Interest income	$(40.0)	$(70.6)	$(91.8)
Interest expense	47.2	77.2	17.6

Interest (income)/expense	$7.2	$6.6	$(74.2)

53 - Medtronic, Inc.

Notes to Consolidated Financial Statements (continued)
(dollar amounts in millions, except per share data)

8.     Shareholders' Equity

        Authorized Shares    On August 25, 1999, the Company's shareholders approved an amendment to Medtronic's Restated Articles of Incorporation to increase the number of authorized shares of common stock from 800.0 million to 1.6 billion.

        Shareholder Rights Plan    On October 26, 2000, the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (a "right") for each outstanding share of common stock with a par value $.10 per share. Each right will allow the holder to purchase 1/5000 of a share of Series A Junior Participating Preferred Stock at an exercise price of $400 per share, once the rights become exercisable. The rights are not exercisable or transferable apart from the common stock until 15 days after the public announcement that a person or group (the Acquiring Person) has acquired 15% or more of the Company's common stock or 15 business days after the announcement of a tender offer which would increase the Acquiring Person's beneficial ownership to 15% or more of the Company's common stock. After any person or group has become an Acquiring Person, each right entitles the holder (other than the Acquiring Person) to purchase, at the exercise price, common stock of the Company having a market price of two times the exercise price. If the Company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase, at the exercise price, common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right.

        The Board of Directors may redeem the rights for $0.005 per right at any time before any person or group becomes an Acquiring Person. The Board may also reduce the threshold at which a person or group becomes an Acquiring Person from 15% to no less than 10% of the outstanding common stock. The rights expire on October 26, 2010.

9.     Employee Stock Ownership Plan

        The Company has an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. In December 1989, the ESOP borrowed $40.0 from the Company and used the proceeds to purchase 18,932,928 shares of the Company's common stock. The Company makes contributions to the plan which are used, in part, by the ESOP to make principal and interest payments. ESOP expense is determined by debt service requirements, offset by dividends received by the ESOP. Components of ESOP related expense are as follows:

	Fiscal Year
	2003	2002	2001
Interest expense	$1.1	$1.4	$1.7
Dividends paid	(3.9)	(3.7)	(3.3)
Compensation expense	9.1	4.2	3.4

Total expense	$6.3	$1.9	$1.8

        Shares of common stock acquired by the plan are allocated to each employee in amounts based on Company performance and the employee's annual compensation. Allocations of 2.50%, 2.57%, and 2.50% of qualified compensation were made to plan participants' accounts in fiscal years 2003, 2002, and 2001, respectively. The Company match on the supplemental retirement plan is made in the form of an annual allocation of Medtronic stock to the participants' employee stock ownership plan account and the expense to the Company related to this match is included in the previous table.

        At April 25, 2003 and April 26, 2002, cumulative allocated shares remaining in the trust were 11,135,541 and 10,269,112 and unallocated shares were 4,528,783 and 6,011,566, respectively. Of the remaining unallocated shares at April 25, 2003 and April 26, 2002, 1,694,739 and 1,364,531, respectively, were committed to be allocated. Unallocated shares are released based on the ratio of current debt service to total remaining principal and interest. The loan from the Company to the ESOP is payable over 20 years, ending on April 30, 2010. Interest is payable annually at a rate of 9.0%. The receivable from the ESOP is recorded as a reduction of the Company's shareholders' equity and allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of earnings per share.

10.   Stock Purchase and Award Plans

        1994 Stock Award Plan    The 1994 stock award plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, restricted stock performance shares, and other stock-based awards. There were 19.5 million shares available under this plan for future grants at April 25, 2003.

        Under the provisions of the 1994 stock award plan, nonqualified stock options and other stock awards are granted to officers and key employees at prices not less than fair market value at the date of grant.

Medtronic, Inc. - 54

In fiscal year 1998, the Company adopted a stock compensation plan for outside directors which replaced the provisions in the 1994 stock award plan relating to awards granted to outside directors. The table below includes awards granted under the 1998 plan, which at April 25, 2003 had 2.4 million shares available for future grants.

        A summary of nonqualified option transactions is as follows:

	Fiscal Year
	2003		2002		2001
	Options	Wtd. Avg. Exercise Price	Options	Wtd. Avg. Exercise Price	Options	Wtd. Avg. Exercise Price
	(in thousands)		(in thousands)		(in thousands)
Beginning balance	56,662	$37.34	42,267	$33.11	33,917	$24.77
Granted	19,609	44.67	18,976	44.10	12,291	52.17
Exercised	(4,433)	20.29	(2,912)	16.44	(2,789)	15.09
Canceled	(2,595)	44.28	(1,669)	43.66	(1,152)	32.45

Outstanding at year end	69,243	$40.24	56,662	$37.34	42,267	$33.11

Exercisable at year end	38,163	$36.78	29,045	$32.38	22,238	$26.69

        A portion of the stock options assumed as a result of certain acquisitions in fiscal years 1996 through 2003 remain outstanding. A summary of stock options assumed as a result of these acquisitions is as follows:

	Fiscal Year
	2003		2002		2001
	Options	Wtd. Avg. Exercise Price	Options	Wtd. Avg. Exercise Price	Options	Wtd. Avg. Exercise Price
	(in thousands)		(in thousands)		(in thousands)
Beginning balance	8,002	$20.83	8,086	$15.94	11,726	$15.49
Additional shares assumed	347	1.04	2,684	34.16	446	15.49
Exercised	(2,000)	13.29	(2,438)	16.70	(3,767)	14.15
Canceled	(110)	19.83	(330)	40.05	(319)	19.43

Outstanding at year end	6,239	$22.16	8,002	$20.83	8,086	$15.94

Exercisable at year end	6,186	$22.10	7,620	$20.58	6,930	$14.76

        A summary of stock options as of April 25, 2003, including options assumed as a result of acquisitions, is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Options	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life	Options	Wtd. Avg. Exercise Price
	(in thousands)		(in years)	(in thousands)
$ 0.01 - $ 2.50	27	$0.75	4.4	24	$0.76
2.51 - 5.00	840	4.51	1.0	840	4.51
5.01 - 7.50	1,744	6.43	2.0	1,700	6.42
7.51 - 10.00	532	9.13	2.6	529	9.13
10.01 - 20.00	4,442	15.82	3.8	4,439	15.82
20.01 - 30.00	6,396	24.30	4.5	6,308	24.25
30.01 - 40.00	14,440	34.34	6.1	11,307	33.88
40.01 - 50.00	36,942	44.63	8.8	12,373	44.52
50.01 - 69.82	10,119	52.85	7.1	6,829	53.26

$ 0.01 - $69.82	75,482	$38.74	7.1	44,349	$34.73

        Nonqualified options are normally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25% of the shares under option; however, certain nonqualified options granted are exercisable immediately. Nonqualified options generally have a contractual option term of 10 years, provided the optionee's employment with the Company continues.

55 - Medtronic, Inc.

Notes to Consolidated Financial Statements (continued)
(dollar amounts in millions, except per share data)

        Restricted stock, performance shares and other stock awards are dependent upon continued employment and, in the case of performance shares, achievement of certain performance objectives. These awards are expensed over their vesting period, ranging from three to five years. Total expense recognized for restricted stock, performance share and other stock awards was $7.6, $10.2, and $14.2 in fiscal years 2003, 2002, and 2001, respectively.

        Stock Purchase Plan    The stock purchase plan enables employees to contribute up to the lesser of 10% of their wages or the statutory limit under the U.S. Internal Revenue Code toward the purchase of the Company's common stock at 85% of the market value. Employees purchased 1,565,823 shares at $34.77 per share in fiscal year 2003. As of April 25, 2003, plan participants have had approximately $32.1 withheld to purchase Company common stock at 85% of the market value on the first or last day of the plan year ending October 31, 2003, whichever is less.

11.   Income Taxes

        The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes are:

	Fiscal Year
	2003	2002	2001
U.S.	$1,265.0	$795.9	$1,062.2
International	1,076.3	728.3	487.2

Earnings before income taxes	$2,341.3	$1,524.2	$1,549.4

        The provision for income taxes consists of:

	Fiscal Year
	2003	2002	2001
Taxes currently payable:
U.S.	$198.7	$283.1	$449.8
International	256.3	163.9	144.6

Total currently payable	455.0	447.0	594.4
Deferred tax expense (benefit):
U.S.	236.4	50.4	(150.3)
International	1.5	0.9	(3.3)

Net deferred tax expense (benefit)	237.9	51.3	(153.6)
Tax expense recorded directly in shareholders' equity	48.6	41.9	62.6

Total provision for income taxes	$741.5	$540.2	$503.4

        Deferred taxes arise because of the different treatment between financial statement accounting and tax accounting, known as "temporary differences." The Company records the tax effect of these temporary differences as "deferred tax assets" and "deferred tax liabilities." Deferred tax assets generally result in tax deductions or credits in the period(s) subsequent to the period(s) in which the related expense was recorded in the statements of consolidated earnings. Deferred tax liabilities typically reflect a current tax deduction for which the related expense has not yet been recorded in the statement of consolidated earnings. Deferred tax assets (liabilities) are comprised of the following:

	Fiscal Year
	2003	2002
Deferred tax assets:
Inventory (intercompany profit in inventory and excess of tax over book valuation)	$113.8	$78.9
Accrued liabilities	61.3	207.7
Unrealized loss on investments	33.2	—
Other	210.6	233.7

Total deferred tax assets	418.9	520.3
Deferred tax liabilities:
Intangible assets	(329.5)	(333.1)
Accumulated depreciation	(41.5)	(17.0)
Unrealized gain on investments	—	(6.3)
Other	(158.2)	(73.3)

Total deferred tax liabilities	(529.2)	(429.7)

Deferred tax assets (liabilities), net	$(110.3)	$90.6

        The Company's effective income tax rate varied from the U.S. Federal statutory tax rate as follows:

	Fiscal Year
	2003	2002	2001
U.S. Federal statutory tax rate	35%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
U.S. state taxes, net of Federal tax benefit	1.0	1.4	1.1
Research and development credit	(0.6)	(0.9)	(1.7)
International	(5.1)	(6.1)	(1.9)
Special, IPR&D, and other charges	1.9	6.1	0.7
Other, net	(0.5)	(0.1)	(0.7)

Effective tax rate	31.7%	35.4%	32.5%

        The Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries' undistributed earnings as such amounts are permanently reinvested outside the U.S. At April 25, 2003, such earnings were approximately $2,291.6. At April 25, 2003, approximately $78.9 non-U.S. tax losses were available for carryforward. These carryforwards are offset by valuation allowances and generally expire within one to five years.

        Currently, the Company's operations in Puerto Rico, Switzerland, and Ireland have various tax incentive grants. Unless these grants are extended, they will expire between fiscal years 2007 and 2020.

Medtronic, Inc. - 56

        The U.S. Internal Revenue Service (IRS) has settled its audits with the Company for all years through fiscal year 1995. Tax years settled with the IRS, however, remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries.

12.   Retirement Benefit Plans

        The Company has various retirement benefit plans covering substantially all U.S. employees and many employees outside the U.S. The cost of these plans was $50.9 in fiscal year 2003, $30.6 in fiscal year 2002, and $31.3 in fiscal year 2001.

        In the U.S., the Company maintains a qualified pension plan designed to provide minimum retirement benefits to substantially all U.S. employees. Pension coverage for non-U.S. employees of the Company is provided, to the extent deemed appropriate, through separate plans. In addition, U.S. and Puerto Rico employees of the Company are also eligible to receive specified Company paid health care and life insurance benefits.

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$380.5	$306.4	$79.7	$61.7
Service cost	33.9	21.9	7.3	5.0
Interest cost	27.0	19.4	5.7	4.5
Plan amendments	—	—	8.2	—
Actuarial (gain) loss	33.3	47.6	26.9	11.2
Benefits paid	(9.0)	(12.5)	(2.6)	(2.7)
Foreign currency exchange rate changes	15.0	(2.3)	—	—

Benefit obligation at end of year	$480.7	$380.5	$125.2	$79.7
Change in plan assets:
Fair value of plan assets at beginning of year	$426.8	$391.9	$43.8	$40.9
Actual return on plan assets	(27.2)	(25.1)	(3.6)	(3.5)
Employer contributions	87.4	74.0	11.2	9.1
Benefits paid	(9.0)	(12.5)	(2.6)	(2.7)
Foreign currency exchange rate changes	10.4	(1.5)	—	—

Fair value of plan assets at end of year	$488.4	$426.8	$48.8	$43.8

Funded status	$7.7	$46.3	$(76.4)	$(35.9)
Unrecognized net actuarial (gain) loss	181.2	63.9	58.7	26.0
Unrecognized prior service cost	26.2	25.7	8.2	(0.2)

Net prepaid (accrued) benefit cost	$215.1	$135.9	$(9.5)	$(10.1)

Amounts recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	$241.8	$159.6	$—	$—
Accrued benefit liability	(33.8)	(23.7)	(9.5)	(10.1)
Other intangible assets, net	2.9	—	—	—
Accumulated other non-owner changes in equity	4.2	—	—	—

Net prepaid (accrued) benefit cost	$215.1	$135.9	$(9.5)	$(10.1)

        The net periodic benefit cost of the plans include the following components:

	Pension Benefits			Other Benefits
	Fiscal Year			Fiscal Year
	2003	2002	2001	2003	2002	2001
Service cost	$33.9	$21.9	$21.4	$7.3	$5.0	$4.6
Interest cost	27.0	19.4	17.9	5.7	4.5	3.6
Expected return on plan assets	(42.3)	(32.3)	(26.4)	(4.2)	(3.9)	(2.6)
Amortization of prior service cost	3.3	0.4	(1.4)	1.7	0.1	—

Net periodic benefit cost	$21.9	$9.4	$11.5	$10.5	$5.7	$5.6

The actuarial assumptions as of year end are as follows:
	Pension Benefits			Other Benefits
	2003	2002	2001	2003	2002	2001
Weighted average assumptions:
Discount rate	6.1%	6.8%	7.2%	6.8%	7.3%	7.5%
Expected return on plan assets	8.4%	9.2%	9.2%	8.8%	9.5%	9.5%
Rate of compensation increase	3.9%	4.5%	4.3%	N/A	N/A	N/A
Health care cost trend rate	N/A	N/A	N/A	10.0%	8.0%	8.0%

        Plan assets for the U.S. plan consist of a diversified portfolio of fixed income investments, debt and equity securities, and cash equivalents. Plan assets include investments in the Company's common stock of $61.1 and $56.1 at April 25, 2003 and April 26, 2002, respectively.

        In certain countries outside the U.S., fully funding pension plans is not a common practice as funding provides no economic benefit. Consequently, certain pension plans were partially funded as of

57 - Medtronic, Inc.

Notes to Consolidated Financial Statements (continued)
(dollar amounts in millions, except per share data)

April 25, 2003 and April 26, 2002. The projected benefit obligation of partially funded pensions plans was $100.9 at April 25, 2003 and $49.3 at April 26, 2002. The accumulated benefit obligation of partially funded pension plans was $87.2 at April 25, 2003 and $48.5 at April 26, 2002. The pension expense associated with these obligations was recorded in the period incurred. The assets related to these plans were $57.5 at April 25, 2003 and $29.9 at April 26, 2002. It is the Company's policy to fund retirement costs within the limits of allowable tax deductions.

        In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable wages are provided to certain employees under non-qualified plans. The net periodic cost of non-qualified pension plans was $2.3, $5.3, and $5.4 in fiscal years 2003, 2002, and 2001, respectively. The unfunded accrued pension cost related to these non-qualified plans totaled $26.1 and $25.6 at April 25, 2003 and April 26, 2002, respectively. There were no plan assets in the non-qualified plans.

        The health care cost trend rate for other retirement benefit plans was 10% at April 25, 2003. The trend rate is expected to decline to 5% over a six-year period. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on postretirement benefit cost	$1.4	$(1.2)
Effect on postretirement benefit obligation	7.6	(6.4)

        Defined Contribution Plans    The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company match on the supplemental retirement plan for U.S. employees is made in the form of an annual allocation of Medtronic stock to the participants' ESOP account (see Note 9). Company contributions to the plans are based on employee contributions and Company performance. Expense under these plans was $16.2 in fiscal year 2003, $10.2 in fiscal year 2002, and $3.8 in fiscal year 2001.

13.   Leases

        The Company leases office, manufacturing and research facilities, and warehouses, as well as transportation, data processing and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the fair rental value on the date of renewal.

        Future minimum payments under capitalized leases and non-cancelable operating leases at April 25, 2003 are:

	Capitalized Leases	Operating Leases
2004	$1.1	$44.6
2005	0.9	35.2
2006	0.6	26.1
2007	0.4	16.4
2008	0.3	12.0
2009 and thereafter	0.0	17.5

Total minimum lease payments	$3.3	$151.8
Less amounts representing interest	0.3	N/A

Present value of net minimum lease payments	$3.0	N/A

        Rent expense for all operating leases was $60.0, $54.2, and $51.8 in fiscal years 2003, 2002, and 2001, respectively.

14.   Commitments and Contingencies

        The Company is involved in a number of legal actions, the outcomes of which are not within our complete control and may not be known for prolonged periods of time. Related to these legal actions, the Company records a liability when a loss is known or considered probable and the amount can be reasonably estimated. If a loss is not probable or a probable loss cannot be reasonably estimated, a liability is not recorded. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. While it is not possible to predict the outcome of these actions, the Company believes that costs associated with them will not have a material adverse impact on the Company's financial position or cash flows, but may be material to the consolidated results of operations of any one period.

        In October 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson Inc. (J&J), filed suit in federal court in the District Court of Delaware against Arterial Vascular Engineering, Inc. (AVE), which we acquired in January 1999. The suit alleged that AVE's modular stents infringe certain patents now owned by Cordis.

Medtronic, Inc. - 58

Boston Scientific Corporation is also a defendant in this suit. In December 2000, a Delaware jury rendered a verdict that the previously marketed MicroStent and GFX® stents infringe valid claims of two patents and awarded damages to Cordis totaling approximately $270.0. In March 2002, the Court entered an order in favor of AVE, deciding as a matter of law that AVE's MicroStent and GFX stents do not infringe the patents. Cordis appealed, and the Court of Appeals for the Federal Circuit heard oral argument on May 6, 2003. The timing of the appellate court's ruling is unknown.

        In December 1997, Advanced Cardiovascular Systems, Inc. (ACS), a subsidiary of Guidant Corporation (Guidant), sued AVE in federal court in the Northern District of California alleging that AVE's modular stents infringe certain patents held by ACS. ACS is seeking injunctive relief and monetary damages. AVE denied infringement and in February 1998, AVE counter-sued ACS in federal court in the District Court of Delaware alleging infringement of certain of its stent patents, for which AVE is seeking injunctive relief and monetary damages. The cases have been consolidated in Delaware and are in the discovery stage.

        In June 2000, Medtronic filed suit in U.S. District Court in Minnesota against Guidant seeking a declaration that the Jewel® AF device does not infringe certain patents held by Guidant and/or that such patents were invalid. Thereafter, Guidant filed a counter claim alleging that the Jewel® AF device and the Gem III® AT™ devices infringe certain patents relating to atrial fibrillation. The case is in the discovery stage.

        In September 2000, Cordis filed an additional suit against AVE in the District Court of Delaware alleging that AVE's S670, S660 and S540 stents infringe the patents asserted in the October 1997 Cordis case above. The Court has stayed proceedings in this suit until the appeals have been decided in the 1997 case above.

        In January 2001, DePuy/AcroMed, Inc. (DePuy/AcroMed), a subsidiary of J&J, filed suit in U.S. District Court in Massachusetts alleging that Medtronic Sofamor Danek, Inc. (MSD) was infringing a patent relating to a design for a thoracolumbar multiaxial screw (MAS). In March 2002, DePuy/AcroMed supplemented its allegations, and now claims that MSD's M10, M8, and Vertex® screws infringe the patent. On April 17, 2003, the District Court ruled that the M10 and M8 multiaxial screws do not infringe. There will be further proceedings with respect to the Vertex screws and the previously sold MAS.

        In May 2001, MSD filed a lawsuit against Dr. Gary Karlin Michelson and Karlin Technology, Inc. (together, KTI) in the U.S. District Court for the Western District of Tennessee. The suit seeks damages and injunctive relief against KTI for breach of purchase and license agreements relating to intellectual property in the field of threaded and non-threaded spinal interbody implants and cervical plates, fraud, breach of non-competition obligations and other claims. In October 2001, KTI filed several counterclaims against MSD as well as a third-party complaint against Sofamor Danek Holdings, Inc., a related entity, seeking damages and injunctive relief based on several claims, including breach of contract, infringement of several patents, fraud and unfair competition. The case is in discovery, the court has under consideration certain motions for partial summary judgement, and trial is scheduled for January 2004.

        In June 2001, MiniMed and its directors were named in a putative class action lawsuit filed in the Superior Court of the State of California for the County of Los Angeles. The plaintiffs purport to represent a class of stockholders of MiniMed asserting claims in connection with our acquisition of MiniMed, alleging violation of fiduciary duties owed by MiniMed and its directors to the MiniMed stockholders. Among other things, the complaint sought preliminary and permanent injunctive relief to prevent completion of the acquisition. In August 2001, the Court denied the plaintiffs' request for injunctive relief to prevent completion of the acquisition. Plaintiffs have amended their complaint and the court has granted plaintiffs' motion seeking certification of a class action. The class is defined as holders of record of MiniMed common stock on July 16, 2001, excluding any such shareholders who were also shareholders of a related company, MRG, on that date. The court has under consideration defendants' motion for summary judgement.

        In October 2002, the Department of Justice filed a notice that the U.S. was declining to intervene in an action against Medtronic filed under seal in 1998 by two private attorneys (Relators), under the qui tam provisions of the federal False Claims Act. Relators alleged that Medtronic defrauded the FDA in obtaining pre-market approval to manufacture and sell Models 4004, 4004M, 4504 and 4504M pacemaker leads in the late 1980s and early 1990s. Relators further allege that Medtronic did not provide information about testing of the pacemaker leads to the FDA in the years after the agency's approval of the leads. Pursuant to the requirements of the False Claims Act, the case remained under seal while the U.S. Department

59 - Medtronic, Inc.

Notes to Consolidated Financial Statements (continued)
(dollar amounts in millions, except per share data)

of Justice determined whether to intervene in the action and directly pursue the claims on behalf of the U.S. In June 2003, Medtronic's motion to dismiss the action on several grounds was denied by the U.S. District Court, Southern District of Ohio. A petition for permission to appeal is pending. A trial date of January 2004 is set pending the Appellate Court decision.

        In May 2003, Cross Medical Products, Inc. (Cross) sued MSD in the United States District Court for the Central District of California. The suit alleges that our CD Horizon, Vertex and Crosslink® products infringe certain patents owned by Cross. No case schedule has been set for this matter.

        The Company believes it has meritorious defenses against the above claims and intends to vigorously contest them. Negative outcomes of the litigation matters discussed above are not considered probable or cannot be reasonably estimated. Accordingly, the Company has not recorded reserves regarding these matters in our financial statements as of April 25, 2003.

        During fiscal year 2002, the Company entered into an investment agreement with a strategic partner in the field of spinal surgery. Pursuant to this agreement, the Company may be required to purchase up to 100% of the strategic partner's outstanding shares for cash consideration of approximately $153.0 if certain product-related milestones and various other favorable operational conditions are achieved. The Company recently notified its strategic partner of the Company's conclusion that one of the specified milestones was not achieved, and that the failure to achieve this milestone entitles the Company to terminate the investment agreement.

15.   Quarterly Financial Data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(unaudited and in millions, except per share data)
Net Sales
2003	$1,713.9	$1,891.0	$1,912.5	$2,147.8	$7,665.2
2002	1,455.7	1,571.2	1,592.4	1,791.5	6,410.8
Gross Profit
2003	1,299.7	1,430.3	1,437.7	1,607.2	5,774.9
2002	1,077.6	1,166.2	1,179.6	1,334.7	4,758.1
Net Earnings
2003	383.3	301.7	427.7	487.1	1,599.8
2002	301.5	66.7	314.9	300.9	984.0
Diluted Earnings per Share
2003	0.31	0.25	0.35	0.40	1.30
2002	0.25	0.05	0.26	0.25	0.80

16.   Segment and Geographic Information

        During the third quarter of fiscal year 2002, the Company announced an organizational change in the Neurological, Spinal, Diabetes and ENT operating segment to separate this operating segment into two operating segments: "Neurological and Diabetes" and "Spinal, ENT, and SNT." As a result of dividing this segment, the Company now maintains five operating segments, which are aggregated into one reportable segment—the manufacture and sale of device-based medical therapies. Each of the Company's operating segments has similar economic characteristics, technology, manufacturing processes, customers, distribution and marketing strategies, regulatory environments, and shared infrastructures. Net sales by operating segment are as follows:

	Fiscal Year
	2003	2002	2001
Cardiac Rhythm Management	$3,630.8	$2,943.8	$2,656.8
Neurological and Diabetes	1,356.8	1,024.5	644.8
Spinal, ENT, and SNT	1,346.6	1,021.2	834.1
Vascular	774.1	902.3	928.6
Cardiac Surgery	556.9	519.0	487.5

	$7,665.2	$6,410.8	$5,551.8

Medtronic, Inc. - 60

        Geographic Information    Certain historical revenue and long-lived asset amounts by geography have been reclassified to reflect revised allocations:

	United States	Europe	Asia Pacific	Other Foreign	Eliminations	Consolidated
2003
Net sales to external customers	$5,360.4	$1,427.6	$709.3	$167.9	$—	$7,665.2
Intergeographic sales	918.8	836.7	1.2	4.2	(1,760.9)	—

Total net sales	$6,279.2	$2,264.3	$710.5	$172.1	$(1,760.9)	$7,665.2

Long-lived assets*	$6,079.1	$867.8	$145.8	$28.6	$—	$7,121.3

2002
Net sales to external customers	$4,448.6	$1,141.8	$653.6	$166.8	$—	$6,410.8
Intergeographic sales	713.5	450.4	—	11.4	(1,175.3)	—

Total net sales	$5,162.1	$1,592.2	$653.6	$178.2	$(1,175.3)	$6,410.8

Long-lived assets*	$5,929.5	$690.2	$135.7	$24.1	$—	$6,779.5

2001
Net sales to external customers	$3,683.2	$1,077.6	$617.9	$173.1	$—	$5,551.8
Intergeographic sales	572.5	347.1	0.1	45.3	(965.0)	—

Total net sales	$4,255.7	$1,424.7	$618.0	$218.4	$(965.0)	$5,551.8

Long-lived assets*	$1,851.0	$675.6	$47.0	$25.3	$—	$2,598.9

*
Excludes other long-term financial instruments.

        Sales between geographic areas are made at prices that would approximate transfers to unaffiliated distributors. No single customer represents over 10% of the Company's consolidated net sales in fiscal years 2003, 2002, or 2001.

61 - Medtronic, Inc.

Selected Financial Data

	Fiscal Year
	2003	2002	2001	2000	1999
	(in millions of dollars, except per share and employee data)
Operating Results for the Fiscal Year:
Net sales	$7,665.2	$6,410.8	$5,551.8	$5,016.3	$4,232.5
Cost of products sold	1,890.3	1,652.7	1,410.6	1,265.8	1,105.3
Gross margin percentage	75.3%	74.2%	74.6%	74.8%	73.9%
Research and development expense	749.4	646.3	577.6	488.2	441.6
Selling, general and administrative expense	2,371.9	1,962.8	1,685.2	1,578.8	1,325.2
Purchased in-process research and development	114.2	293.0	—	—	150.9
Special charges	2.5	290.8	338.8	13.8	374.2
Other (income)/expense	188.4	34.4	64.4	70.6	33.2
Interest (income)/expense	7.2	6.6	(74.2)	(15.7)	(23.0)

Earnings before income taxes	2,341.3	1,524.2	1,549.4	1,614.8	825.1
Provision for income taxes	741.5	540.2	503.4	530.6	358.4

Net earnings	$1,599.8	$984.0	$1,046.0	$1,084.2	$466.7

Per Share of Common Stock:
Basic earnings per share	$1.31	$0.81	$0.87	$0.91	$0.40
Diluted earnings per share	1.30	0.80	0.85	0.89	0.39
Cash dividends declared	0.25	0.23	0.20	0.16	0.13

Financial Position at End of Fiscal Year:
Working capital(1)	$2,792.2	$(496.9)	$2,397.5	$2,041.9	$1,456.3
Current ratio	2.5:1	0.9:1	2.8:1	3.1:1	2.4:1
Total assets	$12,320.8	$10,904.5	$7,038.9	$5,694.1	$5,030.3
Long-term debt	1,980.3	9.5	13.3	14.9	25.3
Shareholders' equity	7,906.4	6,431.1	5,509.5	4,512.5	3,789.2
Additional Information:
Full-time employees at year-end	26,732	25,137	23,290	21,585	20,133
Full-time equivalent employees at year-end	29,581	27,731	26,050	24,985	22,593

(1)
Working capital in fiscal year 2002 was substantially lower than other years as a result of approximately $4.1 billion in cash paid for acquisitions. Approximately $2.0 billion of the cash paid was funded by issuing contingent convertible debentures that were classified as short-term borrowings as of April 26, 2002. The debentures were classified as short-term borrowings as holders had the option to require the Company to repurchase the debentures (referred to as a put feature) in September 2002. The debentures were reclassified to long-term debt as of April 25, 2003 as the next put feature is not until September 2004.

Medtronic, Inc. - 62

Price Range of Medtronic Stock

Fiscal Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
2003 High	$47.45	$45.59	$48.95	$48.35
2003 Low	33.74	37.71	44.55	43.10
2002 High	48.59	48.38	51.24	49.46
2002 Low	41.76	38.99	39.71	43.81

        Prices are closing quotations. On July 3, 2003, there were approximately 51,000 shareholders of record of the Company's common stock. The regular quarterly cash dividend was 6.25 cents per share for fiscal year 2003 and 5.75 cents per share for fiscal year 2002.

63 - Medtronic, Inc.

QuickLinks

  Exhibit 13