Form 10-K, Exhibit 13
period 2004-04-30
MEDTRONIC INC
filed 2004-06-30
CIK 64670

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations	2
Report of Management	32
Report of Independent Registered Public Accounting Firm	33
Statements of Consolidated Earnings	34
Consolidated Balance Sheets	35
Statements of Consolidated Shareholders' Equity	36
Statements of Consolidated Cash Flows	37
Notes to Consolidated Financial Statements	38
Selected Financial Data	76
Price Range of Medtronic Stock	77

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Level Overview

        We are a world leading medical technology company, providing lifelong solutions for people with chronic disease. We function in five operating segments, including Cardiac Rhythm Management (CRM); Spinal, Ear, Nose and Throat (ENT) and Surgical Navigation Technology (SNT); Neurological and Diabetes; Vascular; and Cardiac Surgery. Through these five operating segments, we develop, manufacture, and market our medical devices in more than 120 countries worldwide, and continue to expand patient access to our products in these markets. Our primary products include medical devices and technology to treat bradycardia, tachyarrhythmia, heart failure, atrial fibrillation, coronary vascular disease, endovascular disease, peripheral vascular disease, heart valve disease, malignant and non-malignant pain, diabetes, urological disorders, gastroenterological ailments, movement disorders, spinal disorders, neurodegenerative disorders and ear, nose and throat disorders.

	Fiscal Year
	Net Sales
			2004 vs. 2003 % Change
	2004	2003
	(dollars in millions)
Cardiac Rhythm Management	$4,238.3	$3,630.8	17%
Spinal, ENT & SNT	1,765.0	1,346.6	31
Neurological & Diabetes	1,610.8	1,356.8	19
Vascular	842.2	774.1	9
Cardiac Surgery	630.9	556.9	13

Total Net Sales	$9,087.2	$7,665.2	19%

        Net sales in fiscal year 2004 were $9.087 billion, an increase of 19% from the prior year. We achieved strong worldwide sales growth as a result of our three largest operating segments growing in excess of 17%, and the two remaining operating segments growing at 13% and 9%, respectively. This growth is a result of new products and market share gains, as we continue to expand our various product lines. In fact, the majority of our revenues have been generated from products introduced in the last two years, and today our product pipelines are as deep as they have ever been. New product offerings in fiscal year 2004 included the Maximo™ Implantable Cardioverter-Defibrillator and the InSync® II Marquis™ for cardiac resynchronization, Paradigm® 512 and 712 insulin pumps, and the Driver™ Coronary Stent, as well as expanded indications for our INFUSE® Bone Graft and enhanced CD HORIZON® LEGACY™ 5.5 Spinal System, both used in spinal fusion. Our diverse product portfolio enables us to reach a multitude of patients with our lifesaving and life enhancing therapies. Additionally, the depth of our portfolio has provided us a competitive advantage contributing to our sustained growth in recent years.

        While new products continue to drive growth, we continue to make substantial investments for the expansion of our current product lines and future products to promote strong, long-term growth. Fiscal year 2004 research and development spending of $851.5 million increased 14% in comparison to the prior fiscal year. Our research and development efforts are focused on maintaining leadership in each of the markets we serve to ensure that patients receive the most advanced and effective treatments possible. Research and development expenditures have supported improvements in existing products, as well as new technologies like the Medtronic Carelink® Network for remote patient access, and Activa® deep brain stimulation for the treatment of Parkinson's disease.

        Increased investment in our future is fortified by our continued strong cash flow generated from operations of over $2.8 billion during fiscal year 2004 and our $3.1 billion in cash and short and long-term debt securities as of April 30, 2004. We will continue to utilize our positive cash flow from operations to invest in research and development and certain strategic acquisitions, and participate in expanded clinical trials, which support regulatory approval of our products, while providing new indications that expand markets and further patient access to these technologies.

        We also have made major investments in sales and marketing to better support customers and help expand market demand, as well as increase our market share. During the past year, we have added nearly 600 people to our various sales forces, primarily in CRM and Spinal, ENT and SNT.

        We remain committed to our mission of developing lifesaving and life enhancing therapies to alleviate pain, restore health, and extend life. The diversity and depth of our current product offerings enable us to provide medical therapies to patients worldwide and, looking ahead, we will rigorously work to improve patient access through our alliance with patients, clinicians, regulators and reimbursement agencies. Our investments in research and development, strategic acquisitions, expanded clinical trials, and sales and marketing provide the foundation for our growth. We are confident in our ability to drive long-term shareholder value using the principles of our mission, our strong product pipelines, and continued commitment to research and development.

Understanding Our Financial Information

        Our financial information is summarized in this Management's Discussion and Analysis, the Consolidated Financial Statements, and the related Notes to the Consolidated Financial Statements as of April 30, 2004 and April 25, 2003 and for each of the three fiscal years ended April 30, 2004, April 25, 2003, and April 26, 2002. This information is important, but can appear overwhelming. The following will assist you in fully understanding our financial information.

        Organization of Financial Information    Management's Discussion and Analysis, presented on pages 2 to 31 of this report, provides material historical and prospective disclosures enabling investors and other users to assess our financial condition and results of operations.

        The consolidated financial statements, excluding the related notes, are presented on pages 34 to 37 of this report, and include the statements of consolidated earnings, consolidated balance sheets, statements of consolidated shareholders' equity and statements of consolidated cash flows.

        The notes, which are an integral part of the consolidated financial statements, are presented on pages 38 to 75 of this report. The notes provide additional information required to fully understand the nature of amounts included in the consolidated financial statements.

        Financial Trends    Throughout this financial information, you will read about transactions or events that materially contribute to or reduce earnings and materially affect financial trends. We refer to these transactions and events as special charges (such as certain litigation and restructuring charges), purchased in-process research and development (IPR&D), and other charges. These charges result from facts and circumstances that vary in frequency and/or impact on continuing operations. See page 18 of this report and Note 3 to the consolidated financial statements for more information regarding these transactions. While understanding these charges is important in understanding and evaluating financial trends, other transactions or events may also have a material impact on financial trends. A complete understanding of the special, IPR&D, and other charges is necessary in order to estimate the likelihood that financial trends will continue.

        Our fiscal year end is based on the last Friday in April, and therefore, the total weeks in a fiscal year can fluctuate between fifty-two and fifty-three weeks. Fiscal year 2004 is our first fifty-three week year, with the next fifty-three week year occurring in fiscal year 2010. As a result of the extra week, our 2004 fiscal year and fourth quarter include fifty-three and fourteen weeks, respectively, as opposed to fifty-two and thirteen weeks, respectively, in both fiscal years 2003 and 2002. This extra week had a favorable impact on our results; however, it is impossible to quantify the exact impact because our growth throughout the year is not linear. Based on internal analysis, we believe that the additional week could have had an impact of approximately 1.0% to 1.5% on net sales for fiscal year 2004.

Critical Accounting Estimates

        We have adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted (GAAP) in the United States of America (U.S.). Our most significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

        The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, property, plant and equipment, minority investments, legal proceedings, IPR&D, warranty obligations, product liability, self-insurance, pension and post-retirement obligations, sales returns and discounts, and income taxes are updated as appropriate, which in most cases is at least quarterly. We base our estimates on historical experience, actuarial valuations, or various assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may materially differ from these estimates.

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

        Legal Proceedings    We are involved in a number of legal actions, the outcomes of which are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, which, if granted, would require significant expenditures or lost revenues. We record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of the loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. Our significant legal proceedings are discussed in Note 14 to the consolidated financial statements. While it is not possible to predict the outcome of the actions discussed in Note 14, we believe that costs associated with these cases will not have a material adverse impact on the consolidated financial position, but may be material to the consolidated results of operations or cash flows of any one period. As of April 30, 2004, no reserve has been established related to these proceedings.

        Minority Investments    We make long-term, strategic investments in companies that are in varied stages of development. We account for these investments under the cost or the equity method of accounting, as appropriate. Publicly traded investments accounted for under the cost method are adjusted to fair value at the end of each quarter based on their quoted market price. The valuation of investments accounted for under the cost method that do not have quoted market prices is based on all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. Required adjustments to the carrying value of publicly traded investments are recorded in shareholders' equity as accumulated other non-owner changes in equity unless an unrealized loss is considered to be other-than-temporary. If an unrealized loss for any investment is considered to be other-than-temporary, the loss will be recognized in the statement of consolidated earnings in the period the determination is made. Investments accounted for under the equity method are recorded at the amount of our investment and adjusted each period for our share of the investee's income or loss and dividends paid. Investments accounted for under both the cost and equity methods are reviewed quarterly for changes in circumstance or the occurrence of events that suggest our investment may not be recoverable. As of April 30, 2004 and April 25, 2003, we have

$238.5 million and $236.8 million, respectively, of minority investments, which are recorded as long-term investments in the consolidated balance sheets. Of these investments, $211.5 million and $212.5 million, respectively, represent investments in companies that do not have quoted market prices.

        Valuation of IPR&D, Goodwill, and Other Intangible Assets    When we acquire another company, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, tangible assets, and goodwill as required by U.S. GAAP. IPR&D is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D and other intangible assets requires us to make significant estimates. The amount of the purchase price allocated to IPR&D and other intangible assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. For IPR&D, these methodologies include consideration of the risk of the project not achieving commercial feasibility.

        Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of the acquired businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest an impairment exists. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows. Goodwill was $4.2 billion as of April 30, 2004 and April 25, 2003.

        Other intangible assets consist primarily of purchased technology, patents, and trademarks and are amortized using the straight-line method over their estimated useful lives, ranging from 3 to 20 years. We review these intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Other intangible assets, net of accumulated amortization, were $1.0 billion as of April 30, 2004 and April 25, 2003.

        Tax Strategies    Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may or may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit. Our effective tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate. This rate is then applied to our quarterly operating results. In the event there is a special, IPR&D and/or other charge recognized in our operating results, the tax attributable to that item would be separately calculated and recorded in the same period as the special, IPR&D and/or other charge.

        Tax regulations require certain items to be included in the tax return at different times than items are required to be recorded in the financial statements. As a result, our effective tax rate reflected in our financial statements is different than that reported in our tax return. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are timing differences, such as depreciation expense. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our statements of consolidated earnings. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred or expense has already been taken as a deduction on our tax return, but has not yet been recognized as an expense in our statements of consolidated earnings.

        Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to our allocation are required between jurisdictions with different tax rates. Tax authorities periodically review tax returns and propose adjustments to our tax filings. In August 2003, the U.S. Internal Revenue Service (IRS) proposed adjustments to certain of our previously filed returns. The positions taken by the IRS with respect to these proposed adjustments could have a material unfavorable impact on our effective tax rate in future periods. As we believe we have meritorious defenses for our tax filings, we will vigorously defend them at the IRS appellate level and/or through litigation in the courts. We believe we have provided for all probable liabilities resulting from tax assessments by taxing authorities.

        Our current tax strategies have resulted in an effective tax rate below the U.S. statutory rate of 35%. An increase in our effective tax rate of 1% would result in an additional income tax provision for the fiscal year ended April 30, 2004 of $28.3 million.

        Financial Obligations    Our financial obligations are summarized on page 24 of this report.

        Derivatives    We do not use derivatives for speculative purposes. Derivatives are used to manage our exposure related to foreign exchange rate changes. A summary of our derivative policy and application of the accounting rules are located in Note 1 to the consolidated financial statements. Details regarding our risk management programs and the derivatives used in these programs are located on page 27 of this report and in Note 4 to the consolidated financial statements.

Results of Operations

        Fiscal year 2004 net sales increased by $1.422 billion, or 19%, from the prior fiscal year to $9.087 billion. Foreign currency translation had a favorable impact on net sales of $344.2 million when compared to the prior fiscal year. The increase in net sales was driven by growth in all operating segments including significant growth in CRM, Spinal, ENT and SNT, and the Neurological and Diabetes operating segments. CRM net sales increased 17% over the prior fiscal year to $4.238 billion. CRM growth was driven by continued new product introductions into both the defibrillation and pacing markets and sharp increases in the heart failure (cardiac resynchronization therapy) and tachyarrhythmia markets, resulting in a 28% increase in net sales of defibrillation systems and a 9% increase in net sales of pacing systems. Spinal, ENT, and SNT net sales increased 31% over the prior fiscal year to $1.765 billion. The increase in Spinal, ENT, and SNT was driven by continued strong sales for our rapidly growing portfolio of Minimal Access Spine Technologies (MAST) products and continued acceptance of the INFUSE Bone Graft for spinal fusion, which is used in conjunction with several approved fusion devices. Neurological and Diabetes sales increased 19% over the prior year to $1.611 billion. The growth in Neurological and Diabetes was driven by sales of Activa Therapy for the treatment of movement disorders, InterStim® Therapy for urinary control and Paradigm 512 and 712 insulin pumps for the treatment of diabetes. For more detail regarding these increases, see our discussion of net sales by operating segment within this discussion and analysis.

        During the third quarter of fiscal year 2004, we acquired certain assets of Radius Medical Inc. (Radius) for approximately $5.1 million and substantially all of the assets of Premier Tool, Inc. (Premier Tool) for approximately $4.0 million. The acquisitions of Radius and Premier Tool will broaden our existing guide wire product and technology portfolio and enhance our current line of spinal instrumentation, respectively. Also during the third quarter of fiscal year 2004, we acquired all of the outstanding stock of Vertelink Corporation (Vertelink) for approximately $22.1 million in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones. Vertelink is a privately held development stage company that develops materials and techniques for "over-the-wire" spinal fixation devices that can achieve multi-level stabilization of the cervical, thoracic and lumbar spine. These devices permit surgeons to place spinal instrumentation utilizing tissue-sparing, minimally invasive methods. Vertelink's products will further enhance the strategic initiative of our Spinal business that focuses on MAST.

        During the second quarter of fiscal year 2004, we acquired substantially all of the assets of TransVascular, Inc. (TVI) for approximately $58.7 million, subject to purchase price increases, which would be triggered by the achievement of certain milestones. The initial consideration included approximately 1.2 million shares of our common stock valued at $57.5 million, our prior investment in TVI and acquisition-related costs. TVI develops and markets the CrossPoint® TransAccess® Catheter System, a proprietary delivery technology for several current and potential vascular procedures, such as the potential ability to deliver therapeutic agents, including cells, genes and drugs, to specific tissues throughout the body. The CrossPoint TransAccess Catheter System received U.S. Food and Drug Administration (FDA) 510K clearance in 2002 and is indicated to facilitate the positioning and placement of catheters within the peripheral vasculature. This strategic acquisition is expected to complement our commitment to advance therapies and treatments by combining biologic and device therapies. Our fiscal year 2004 operating results include the results of each of these acquired entities since their respective acquisition dates.

        Fiscal year 2003 net sales increased by $1.254 billion, or 20%, from fiscal year 2002 to $7.665 billion. Foreign currency translation had a favorable impact on net sales of $169.1 million when compared to fiscal year 2002. The increase in net sales was driven by growth in our CRM and Spinal, ENT, and SNT operating segments. CRM net sales increased 23% over fiscal year 2002 to $3.631 billion. CRM growth was driven by new product introductions, continued strong growth in existing products, growth in the emerging heart failure market, and the acceleration in growth of the tachyarrhythmia market, resulting in a 47% increase in net sales of implantable defibrillators and a 10% increase in net sales of pacing systems. Spinal, ENT, and SNT net sales increased 32% over fiscal year 2002 to $1.347 billion. The increase in Spinal, ENT, and SNT was driven by continued strong growth in existing products, growth in the spinal market, continued acceptance of the INFUSE Bone Graft for spinal fusion, which is used in conjunction with the LT-CAGE®, a lumbar tapered spinal fusion device, and our rapidly growing family of MAST products.

        In the second quarter of fiscal year 2003, we acquired Spinal Dynamics Corporation (SDC) for approximately $254.3 million. SDC is a developer of an artificial disc that is designed to maintain mobility of the cervical spine after surgery. The artificial disc is currently marketed in Europe and is expected to be commercially available in the U.S. during fiscal year 2007. This acquisition complemented our full suite of spinal surgery products. Our fiscal year 2003 operating results include the results of SDC from the date of acquisition.

        The primary exchange rate movements that impact our consolidated net sales growth are the U.S. dollar as compared to the Euro and the Japanese Yen. The impact of foreign currency fluctuations on net sales is not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and our hedging activities (see the "Market Risk" section of this discussion and analysis and Note 4 to the consolidated financial statements for further details on foreign currency instruments and our related risk management strategies). As a result, during the fiscal years ended April 30, 2004 and April 25, 2003, net earnings were minimally impacted by foreign currency fluctuations.

Earnings and Earnings Per Share

	Fiscal Year			Percent Increase/ (Decrease)
	2004	2003	2002	FY04/03	FY03/02
	(dollars in millions, except per share data):
Net earnings, as reported	$1,959.3	$1,599.8	$984.0	22.5%	62.6%
Special, IPR&D, and other charges, after-tax	38.1	120.9	493.2	N/A	N/A
Diluted earnings per share, as reported	1.60	1.30	0.80	23.1%	62.5%
Special, IPR&D, and other charges, per diluted share	0.03	0.10	0.40	N/A	N/A

        Special, IPR&D, and other charges in each fiscal year included the following (see page 18 and Note 3 to the consolidated financial statements for more detail regarding special, IPR&D, and other charges):

  •
  Fiscal Year 2004:  net after-tax charges totaling $38.1 million primarily for IPR&D related to the acquisitions of Vertelink, TVI, and the equity method of accounting for one of our minority investments.

  •
  Fiscal Year 2003:  net after-tax charges totaling $120.9 million primarily for IPR&D related to the acquisition of SDC.

  •
  Fiscal Year 2002:  net after-tax charges totaling $493.2 million primarily for IPR&D, litigation, restructuring charges, and debt issuance costs related to the MiniMed, Inc. (MiniMed) and Medical Research Group, Inc. (MRG) acquisitions.

Net Sales
Net sales by operating segment for fiscal years 2004, 2003, and 2002 is presented below:

        Cardiac Rhythm Management (CRM)    CRM products consist primarily of pacemakers, implantable and external defibrillators, leads, and ablation products. CRM fiscal year 2004 net sales grew by 17% from the prior fiscal year to $4.238 billion. Foreign currency translation had a favorable impact on net sales of approximately $175.4 million when compared to the prior fiscal year. While the increase in CRM net sales was strong across most product lines, fiscal year 2004 highlights include the following:

  •
  Implantable defibrillator net sales for fiscal year 2004 increased 28% over the prior fiscal year to $1.962 billion. This increase was driven by continued strong demand for the Maximo and Marquis® family of implantable cardioverter defibrillators (ICDs), and strong sales growth of the InSync II Marquis cardiac resynchronization therapy device with defibrillator backup (CRT-D). Both the Maximo and InSync II Marquis were market released in fiscal year 2004. Fiscal year 2004 net sales also benefited from strong growth in sales of Sprint Quattro® leads, which were released in fiscal year 2002. The strong demand for these products reflects CRM's strong product pipeline as well as an overall expansion of the tachyarrhythmia and heart failure markets.

  •
  Pacing system net sales for fiscal year 2004 increased by 9% over the prior fiscal year to $1.832 billion. This increase was led by continued strong sales performance of the Kappa® 900, Vitatron® C-Series, and the EnPulse™ pacemakers. In the third quarter, the EnPulse series pacemakers were first market released in the U.S., and in the fourth quarter, we announced the availability of the EnPulse pacemaker with Atrial Capture Management (ACM), making it the world's first fully automatic pacemaker capable of setting pacing outputs and sensing thresholds in both the upper and lower chambers of the heart. Fiscal year 2004 sales also benefited from growing sales of the InSync III low power heart failure pacing device and sales of the Attain® family of left ventricle heart leads. The growth in sales of these products is reflective of new product introductions in the current year.

  •
  Fiscal year 2004 sales also benefited from the continued acceptance of the Medtronic Carelink Network. The Medtronic Carelink Network enables clinicians to review data about implanted cardiac devices in real time and access stored patient and device diagnostics through a secure internet site. The data, which is comparable to information provided during an in-clinic device follow-up, provides the physician with a comprehensive view of how the device and patient's heart are operating. Today, nearly 9,000 implant patients are being monitored through Medtronic's Carelink Network in the U.S. and physicians can now offer the Medtronic Carelink Network to approximately 130,000 ICD patients and nearly 400,000 pacemaker patients.

  •
  CRM implantable products and related services were complemented by fiscal year 2004 net sales growth of 7% in Medtronic Emergency Response Systems (formerly Medtronic Physio-Control), which primarily consists of sales of our LIFEPAK® line of external defibrillators/monitors. Growth was led by the continued acceptance of the following products, which were all introduced in fiscal year 2003: the LIFEPAK 500DPS, an automated external defibrillator (AED) designed for first responders in law enforcement, utility, and military settings; the LIFEPAK CR™ Plus defibrillator, an AED designed for both the commercial and consumer market; and the LIFEPAK 20 defibrillator, an external defibrillator for use by both first responders and professionals in a hospital or clinical setting.

        CRM fiscal year 2003 net sales grew by 23% from fiscal year 2002 to $3.631 billion. Foreign currency translation had a favorable impact on net sales of approximately $87.9 million when compared to the prior fiscal year. While the increase in CRM net sales was strong across all product lines, fiscal year 2003 highlights included the following:

  •
  Implantable defibrillator net sales for fiscal year 2003 increased 47% over fiscal year 2002 to $1.488 billion. This increase was driven by continued strong demand for the Marquis family of

ICDs, Sprint Quattro leads, and the InSync ICD device, which was approved by the FDA in June 2002 as an additional heart failure option for those patients who also have a high risk of sudden cardiac arrest. The strong demand for these products reflected both the market leading technologies and a general expansion of the tachyarrhythmia and heart failure markets.

  •
  Pacing system net sales for fiscal year 2003 increased by 10% over fiscal year 2002 to $1.736 billion. This increase was led by continued strong performance of the Kappa 900 pacemaker, which provides atrial monitoring and diagnostic functions, InSync, a device designed to improve the pumping capability for patients with congestive heart failure, and the Attain Over-the-Wire left heart lead, which facilitates cardiac resynchronization therapy in patients with failing hearts. The strong demand for these products was reflective of market leading technologies and a general expansion of the heart failure market.

  •
  Fiscal year 2003 sales also benefited from the continued acceptance of the Medtronic Carelink Network. As of April 25, 2003, nearly 100,000 implantable defibrillator patients in the U.S. were eligible to benefit from the Medtronic Carelink Network.

  •
  CRM implantable products were complemented by new releases in our LIFEPAK line of external defibrillators/monitors. As mentioned previously, fiscal year 2003 releases included the LIFEPAK 500DPS, LIFEPAK CR Plus and LIFEPAK 20 defibrillators.

        Looking ahead, we expect our CRM operating segment will benefit from the following:

  •
  Continued growth in the tachyarrhythmia market due to results of clinical trials such as the landmark Sudden Cardiac Death in Heart Failure Trial (SCD-HeFT), which was sponsored by the National Institutes of Health (NIH) and funded by Medtronic and Wyeth. SCD-HeFT results were presented at the American College of Cardiology meeting in March 2004 and showed that ICDs help save lives, with 23 percent improvement in mortality for moderate heart failure patients as compared to the placebo and drug treatment arms of the trial.

  •
  The introduction of a new core ICD, Intrinsic™, the world's first implantable defibrillator with Managed Ventricular Pacing (MVP™), a new pacing mode designed to promote natural heart activity by minimizing unnecessary right ventricular pacing. Intrinsic was released in Europe during May 2004 and is expected to be released in the U.S. during August 2004.

  •
  The introduction of three new CRT-D devices in fiscal year 2005, which will address a number of specific unmet needs including: 1) increased defibrillation effectiveness, 2) improved heart failure patient therapy and chronic disease management, and 3) ICD therapy with pre-programmed parameters to help reduce the frequency of inappropriate and unnecessary shocks. The new CRT-D devices are summarized as follows:

  1.
  InSync Maximo, a new high power device, which was launched in the U.S. during June 2004.

  2.
  InSync Sentry™, a new device which will utilize capabilities including edema monitoring to preemptively manage a patient's heart failure disease progression. Edema is the presence of abnormally large amounts of fluid and can be a predictor of impending decompensation in heart failure patients. The InSync Sentry was launched in Europe during June 2004 and is expected to be launched in the U.S. during the late fall of 2004.

  3.
  InSync III Marquis, a new CRT-D device with ventricle-to-ventricle timing. The InSync III Marquis is expected to be released in the U.S. by the end of calendar year 2004.

  •
  Continued acceptance of the EnPulse pacemaker that was released late in fiscal year 2004. EnPulse is the first pacemaker available with ACM, which enables the pacemaker to automatically adjust electrical impulses delivered to the heart's upper right chamber (atrium).

  •
  Continued sales volume increases from Medtronic Emergency Response System's AED distribution agreements reached with American Medical Response (the nation's largest provider of medical transportation), Walgreens.com and Costco.com.

  •
  The future release of our fifth-generation pacing and ICD devices. In April 2004, we announced the first clinical implants of our new family of pacemakers and ICDs called the EnRhythm™ pacemaker and Entrust™ ICD. This family represents our next step in the delivery of premium implantable devices that will be smaller and include more features such as MVP and enhanced programming options. EnRhythm is expected to be released in the second half of calendar year 2004 and Entrust is expected to be released in calendar year 2005.

        Spinal, ENT, and SNT    Spinal, ENT, and SNT products include thoracolumbar, cervical and interbody spinal devices, bone growth and bone regeneration products, surgical navigation tools, and surgical products used by ENT physicians. Spinal, ENT, and SNT net sales for fiscal year 2004 increased by 31% from the prior fiscal year to $1.765 billion. Foreign currency translation had a favorable impact on net sales of $34.4 million when compared to the prior fiscal year. Spinal net sales for fiscal year 2004 increased by over 36% from the prior fiscal year to $1.464 billion. This increase reflects continued acceptance of our broad base of product offerings, including overwhelming acceptance of the INFUSE Bone Graft, and steady growth in sales of our expanding portfolio of MAST products. The INFUSE Bone Graft, used with an approved fusion device, treats certain types of spinal degenerative disc disease, which commonly cause low back pain. By using the INFUSE Bone Graft, physicians are able to eliminate the need for a second surgery normally required to harvest bone from the patient's hip. After more than three decades of study, the INFUSE Bone Graft is the first product of its kind that is widely available. INFUSE is approved for use with the LT-CAGE, INTER FIX™, and INTER FIX RP spinal fusion devices. In April 2004, INFUSE was approved for use in open fractures of the tibial shaft, a long bone in the lower leg. ENT and SNT net sales for fiscal year 2004 increased by 14% and 9%, respectively, from the prior fiscal year. The primary drivers of the increase in ENT net sales was the physician preference for the NIM-Response® nerve monitor and recently U.S. launched XPS® Micro Power Drill. SNT net sales growth was the result of increased surgical navigation in a variety of procedures, including spinal and brain stimulation lead placement.

        Spinal, ENT, and SNT net sales for fiscal year 2003 increased by 32% from fiscal year 2002 to $1.347 billion. Foreign currency translation had a favorable impact on net sales of $16.6 million when compared to fiscal year 2002. Spinal net sales for fiscal year 2003 increased by over 35% from fiscal year 2002 to $1.079 billion. This increase reflected our broad base of product offerings, including continued strong acceptance of the INFUSE Bone Graft, the LT-CAGE fusion device, the CD HORIZON SEXTANT™ Spinal System (a minimally invasive technology that improves surgical techniques to significantly reduce the size of the incision and resulting pain, scarring, and recovery time associated with conventional spinal fusion surgery), and the METRx™ System (a minimally invasive system used for nerve root decompression). We received FDA approval for our INFUSE bone morphogenetic protein (or INFUSE Bone Graft) for use with the LT-CAGE for spinal fusion in July 2002. ENT and SNT net sales for fiscal year 2003 increased by 14% and 11%, respectively, compared to fiscal year 2002. The primary drivers of the increased ENT net sales were the NIM-Response nerve monitor, XPS 3000 endoscopic sinus shaver system, MeroGel® biomaterials, and Meniett™, a portable pulse generator designed to treat the symptoms of Meniere's disease.

        Looking ahead, we expect our Spinal, ENT, and SNT operating segment will benefit from the following:

  •
  Continued market acceptance of INFUSE Bone Graft with currently approved fusion devices including the LT-CAGE, INTER FIX and INTER FIX RP devices and with future applications such as the recently approved use in tibia fractures.

  •
  Continued acceptance of our expanding suite of MAST spinal instrumentation products including: the next generation of TSRH-3D® Spinal Instrumentation launched in the U.S. during January 2004, the CD HORIZON LEGACY 5.5 Spinal System launched in the U.S. during February 2004 and the CD HORIZON ECLIPSE® Spinal System launched in the U.S. during March 2004. The TSRH-3D Spinal Instrumentation is used to stabilize the spine to facilitate a spinal fusion and is comprised of a variety of screws, connectors and rods that allow for attachment to the back of the spine from any direction, angle or height. The CD HORIZON LEGACY 5.5 Spinal System is a low-profile, top tightening spinal instrumentation system that consists of an expanded selection of rods, hooks, screws and other connecting components. The CD HORIZON ECLIPSE Spinal System is the first minimally invasive, dual-rod, single-screw construct used to correct the curvature of the spine in scoliosis patients.

  •
  The acceptance of the NIM-Spine™ System neural integrity monitor, a surgeon-guided device for locating and identifying peripheral motor nerves during spinal surgery, designed to help predict and possibly prevent potential neurological injury. The NIM-Spine System was released in May 2004.

        Neurological and Diabetes    Neurological and Diabetes products consist primarily of implantable neurostimulation devices, external and implantable drug administration devices, neurosurgery products, urology products, gastroenterology products, hydrocephalic shunts/drainage devices, surgical instruments, functional diagnostic equipment and medical systems for the treatment of diabetes. Neurological and Diabetes net sales for fiscal year 2004 increased 19% from the prior fiscal year to $1.611 billion. Foreign currency had a favorable impact on net sales of $51.6 million when compared to the prior fiscal year. Neurological net sales for fiscal year 2004 increased by 19% over the prior fiscal year. This increase reflects continued strong sales of Activa Therapy for the treatment of movement disorders associated with advanced Parkinson's Disease and Essential Tremor, InterStim Therapy for the treatment of urinary control, neurostimulation systems for the treatment of chronic pain, continued acceptance of the Bravo™ pH Monitoring System for diagnosis of acid reflux and our Legend® high speed surgical drill system. In addition, fiscal year 2004 sales also benefited from the fourth quarter release of the SynchroMed® II implantable drug infusion pump, which features a larger drug reservoir and is 30% smaller than the current SynchroMed system. Diabetes net sales in fiscal year 2004 increased 18% over the prior fiscal year. This increase reflects continued acceptance of the Paradigm 512 and 712 wireless insulin pumps. These pumps use wireless technology called the Paradigm Link® to automatically transmit blood sugar readings from the glucose monitor to the insulin pump. The pump then uses its Bolus Wizard® calculator to recommend the proper insulin dosage for the user. Both of these pumps were released in fiscal year 2004.

        Neurological and Diabetes net sales for fiscal year 2003 increased 32% from fiscal year 2002 to $1.357 billion. Foreign currency had a favorable impact on net sales of $28.0 million when compared to fiscal year 2002. Neurological net sales for fiscal year 2003 increased by 19% over fiscal year 2002. This increase reflected continued strong sales of Activa Therapy, used for the treatment of movement disorders associated with advanced Parkinson's disease and Essential Tremor, and certain therapies for the treatment of urological disorders, including the InterStim Therapy for urinary control. Fiscal year 2003 highlights included receiving national Medicare coverage for Activa Therapy, effectively providing coverage for any Medicare beneficiary who would benefit from brain stimulation for Parkinson's disease or Essential Tremor, and FDA approval through a Humanitarian Device Exemption (HDE) making Activa Therapy available to people with dystonia, the hard-to-treat condition that causes involuntary muscle contractions that force certain parts of the body into uncontrolled, sometimes painful, movements or postures.

        We entered the diabetes market by acquiring MiniMed and MRG in the second quarter of fiscal year 2002. With these acquisitions, we established ourselves as the world leader in the design, development, manufacture, and marketing of advanced insulin infusion pumps for the treatment of diabetes. Including MiniMed and MRG results during the period in fiscal year 2002 when they operated as standalone entities, Diabetes net sales in fiscal year 2003 increased 17% over the prior fiscal year. This increase reflected the European launch of the Paradigm Insulin Infusion Pump, which is a small and easy to use full-featured pump.

        Looking ahead, we expect our Neurological and Diabetes operating segment will benefit from the following:

  •
  Acceptance of the recently released SynchroMed II Implantable Drug Infusion Pump. The SynchroMed II was fully released in Europe and released in the U.S. on a limited basis during April 2004. Full U.S. release of the SynchroMed II began in June 2004.

  •
  Continued acceptance of intensive insulin management for the treatment of diabetes and the increased use of the Paradigm 512 and 712 insulin pumps released in July 2003 and October 2003, respectively.

  •
  Full commercial release of the Guardian® Continuous Glucose Monitoring System approved in February 2004. The device is designed to protect diabetes patients by alerting them to potentially dangerous fluctuations in blood sugar (glucose) levels. The new Guardian system is an external device that utilizes a glucose sensor to continuously record blood sugar readings for up to three days. These glucose readings are transmitted to the monitor, which is designed to sound an alarm when blood sugar levels reach high or low limits pre-set by the patient or health care professional.

  •
  Continued acceptance and increased use of TransUrethral Needle Ablation (TUNA®) Therapy for the minimally invasive treatment of enlarged prostate. TUNA therapy was acquired as part of the VidaMed acquisition in fiscal year 2003.

        Vascular    Vascular products consist of coronary, endovascular, and peripheral stents and related delivery systems, stent graft systems, distal embolic protection systems and a broad line of balloon angioplasty catheters, guide catheters, guidewires, diagnostic catheters and accessories. Vascular net sales for fiscal year 2004 increased 9% from the prior fiscal year to $842.2 million. Foreign currency translation had a favorable impact on net sales of $53.7 million when compared to the prior fiscal year. Coronary Vascular growth of 5% from the prior fiscal year was primarily driven by the continued strong acceptance of the Driver Coronary Stent in markets worldwide, but particularly outside the U.S., where drug-eluting stent use is much less prominent. The Driver is our next generation cobalt-alloy coronary stent, which allows for engineering of thinner struts and provides greater maneuverability in placing the stent. Also contributing to the annual growth were net sales increases of 22% and 27% in Endovascular and Peripheral Vascular, respectively. Endovascular increases were a result of strong growth in sales of the AneuRx® Stent Graft System, which is used to treat abdominal aortic aneurysms (AAA). Peripheral Vascular increases were a result of continued acceptance of the Racer™ Biliary Stent System (released in the U.S. during November 2003), which is an over-the-wire balloon expandable stent system that is designed to maintain bile flow in liver ducts with severe blockage.

        Vascular net sales for fiscal year 2003 decreased 14% from fiscal year 2002 to $774.1 million. Foreign currency translation had a favorable impact on net sales of $22.9 million when compared to fiscal year 2002. This decrease in net sales was driven by a decrease of 18% in Coronary Vascular. The decrease in Coronary Vascular net sales was due to our being enjoined from selling our rapid exchange perfusion delivery system in the U.S., beginning in September 2001, as a result of an arbitration award received in July 2001. This arbitration award found that certain of our rapid exchange perfusion delivery systems infringed a competitor's patent. This injunction resulted in a reduction of U.S. rapid exchange perfusion delivery system net sales of approximately $50.0 million per quarter. We continue to offer all of our coronary stents with alternative delivery systems in the U.S. and rapid exchange delivery systems outside the U.S. One significant milestone achieved during February 2003 in Coronary Vascular was the U.S. launch of our Multi-Exchange™ Coronary Stent Delivery System with Zipper™ technology, which provided a more advanced solution to the U.S. short wire market. Partially offsetting the decrease in Coronary Vascular net sales was increased acceptance of the GuardWire Plus®, a distal protection system designed to capture debris dislodged from the wall of the vessel, during balloon angioplasty or placement of a stent, that might otherwise flow downstream toward the heart and cause a heart attack or stroke. Vascular also benefited from a 2% increase in net sales of our products to treat AAA, led by our AneuRx Stent Graft System.

        Looking ahead, we expect our Vascular operating segment will benefit from the following:

  •
  Our anticipated entry into the drug-eluting stent market. The clinical trials for our Endeavor™ Drug-Eluting Coronary Stent system using Abbott Laboratories' proprietary immunosuppression drug ABT-578 (a rapamycin analogue) paired with our highly successful Driver stent began in fiscal year 2003. The ENDEAVOR I clinical trial reported one year data at the Paris Course on Revascularization on May 25, 2004, and the ENDEAVOR II clinical trial reported 30-day safety data at the PCR on May 26, 2004. The ENDEAVOR III clinical trial began in the U.S. during February 2004 and is expected to complete enrollment of patients in mid-2004. Assuming continued positive results from our clinical trials, we expect to receive European product approval in late calendar year 2004 and U.S. approval in late calendar year 2005.

  •
  The anticipated U.S. market release of the Micro-Driver™ stent in the second quarter of fiscal year 2005. The Micro-Driver stent is a cobalt-based alloy coronary stent, similar to the Driver, that is used in small vessels.

  •
  Continued acceptance of the Sprinter™ Semi-Compliant Rapid Exchange Balloon Dilatation Catheter for use in angioplasty procedures. The Sprinter was released in Europe during February 2004, in Japan during April 2004 and is expected to be released in the U.S. during the first half of fiscal year 2005.

        Cardiac Surgery    Cardiac Surgery products include positioning and stabilization systems for beating heart surgery, perfusion systems, products for the repair and replacement of heart valves, minimally invasive cardiac surgery products and surgical accessories. Cardiac Surgery net sales for fiscal year 2004 increased 13% over the prior fiscal year to $630.9 million. Foreign currency translation had a favorable impact on net sales of $29.1 million when compared to the prior fiscal year. The primary drivers for fiscal year 2004 growth were the Heart Valve and Cardiac Surgery Technologies (CST) businesses, which grew net sales by 19% and 17%, respectively, as compared to the prior year. Tissue Valve sales growth of 21% was led by the continued acceptance of the Mosaic® and Freestyle® tissue valves, including the fourth quarter reintroduction of these valves into the Japanese market. The primary driver of growth in CST was the continued acceptance of the market leading Cardioblate® BP (Bipolar) Surgical Ablation System, which offers surgeons the unique ability to perform an irrigated surgical ablation procedure, and the continued growth in the use of the Octopus® family of tissue stabilizers for use in beating heart bypass procedures. Perfusion Systems net sales in fiscal year 2004 also increased 9% over the prior fiscal year due, in large part, to market share gains in an otherwise shrinking market and increased acceptance in the use of the Magellan™ Autologous Platelet Separator, which processes the patient's own blood and benefits the patient in a variety of ways, including a reduction in the risk of infection.

        Cardiac Surgery net sales for fiscal year 2003 increased 7% over fiscal year 2002 to $556.9 million. Foreign currency translation had a favorable impact on net sales of $13.7 million when compared to fiscal year 2002. The primary driver of this increase was strong product sales in the CST group. CST net sales for fiscal year 2003 increased 24% over fiscal year 2002. The key products which drove the increase in CST net sales were the Starfish® 2 Heart Positioner and the Octopus 4 Tissue Stabilization System, both of which facilitate beating heart bypass surgery. The Octopus 4 system, which was commercially released in August 2002, provides added flexibility and a lower profile that improves the surgeon's access to target arteries on any surface of the heart. CST also benefited from continued sales of the Cardioblate Ablation System, a device that uses radiofrequency to create spot or linear lesions in the heart's upper chambers to block errant signals that cause atrial fibrillation. In addition to CST, Cardiac Surgery benefited from growth in both Heart Valves and Perfusion Systems. Net sales in fiscal year 2003 of Heart Valves increased 7%, despite Japanese authorities temporarily prohibiting the sale of any porcine tissue valves in Japan. The increase in net sales from Heart Valves reflected the continued market shift from mechanical to tissue valves, which is particularly beneficial to us given our broad offerings of tissue valve products, led by the Mosaic tissue valve. Perfusion Systems net sales in fiscal year 2003 increased 3% over fiscal year 2002. This was a strong growth rate considering the market for perfusion systems is shrinking, as market demand continues to shift toward beating heart procedures. The increase in Perfusion Systems was primarily due to an increase in market share as well as a small but growing acceptance of the Magellan Autologous Platelet Separator, which was market released in the U.S. during December 2002.

        Looking ahead, we expect our Cardiac Surgery operating segment will benefit from the following:

  •
  The continued shift in market demand from mechanical valves to tissue valves and the recent reintroduction of our tissue valves in Japan.

  •
  Acceptance of the Resting Heart™ System for cardiopulmonary bypass, which was released in the U.S. during February 2004. Employing our new Active Air Removal technology, the Resting Heart System is designed to address many of the clinical issues traditionally associated with procedures requiring a heart-lung machine.

  •
  Continued acceptance of the Octopus 4.3 Tissue Stabilizer, the latest version of the Octopus stabilization system, which was released in the U.S. during January 2004. The Octopus 4.3 Tissue Stabilizer incorporates continued improvements to previously released designs, which allow for beating heart bypass procedures. This device uses suction to gently hold small areas of the cardiac surface tissue nearly stationary while the surgeon is suturing the bypass grafts to the arteries. The use of the Octopus 4.3 is an alternative to conventional bypass procedures performed with a "heart-lung machine."

  •
  Continued acceptance of our Cardioplate BP Surgical Ablation System.

Costs and Expenses

        The following is a summary of major costs and expenses as a percent of net sales:

	Fiscal Year
	2004	2003	2002
Cost of products sold	24.8%	24.7%	25.8%
Research and development expense	9.4	9.8	10.1
Selling, general and administrative expense	30.8	30.9	30.6
IPR&D	0.5	1.5	4.6
Special charges	(0.1)	—	4.5
Other (income)/expense	3.9	2.5	0.5
Interest (income)/expense	—	0.1	0.1

        Cost of Products Sold    Fiscal year 2004 cost of products sold as a percent of net sales remained consistent with only a 0.1 percentage point increase from fiscal year 2003 to 24.8%. The slight decrease in margins is primarily driven by a higher proportion of sales coming from the INFUSE Bone Graft and certain tissue products in our Spinal business, which have lower than average margins. This decrease is partially offset by a favorable product mix and a slight benefit from foreign currency translation. We expect cost of products sold, as a percentage of revenue, to continue in the 25%-26% range.

        Fiscal year 2003 cost of products sold as a percent of net sales decreased by 1.1 percentage points from fiscal year 2002 to 24.7%. This decrease reflects a shift in product mix towards products with higher margins, increased efficiencies from fully integrating fiscal year 2002 acquisitions, a reduction in direct labor costs as a result of fiscal year 2002 facility consolidation initiatives in our Vascular operating segment, economies of scale achieved from an increase in units produced and sold, and manufacturing certain devices that were previously purchased from a third-party. The decrease from these factors was partially offset by an unfavorable impact of foreign currency translation of $99.6 million.

        Research and Development    We are committed to developing technological enhancements and new indications for existing products, and new less invasive technologies to address unmet medical needs. Furthermore, we expect our development activities to help reduce patient care costs and the length of hospital stays in the future. Consistent with prior periods, we have continued to invest heavily in the future by spending aggressively on research and development efforts, with research and development spending representing 9.4% of net sales, or $851.5 million, in fiscal year 2004. This level of spending resulted in a $102.1 million increase over fiscal year 2003. As a percentage of net sales, research and development expense decreased 0.4 percentage points, which primarily related to the disproportionate foreign currency impact on the growth in net sales as compared to research and development expense, which is based largely in the U.S.

        Fiscal year 2003 research and development expense increased $103.1 million from fiscal year 2002 to $749.4 million, or 9.8% of sales. As a percentage of net sales, research and development expense decreased 0.3 percentage points from fiscal year 2002. The decrease as a percentage of net sales is primarily related to foreign currency having a disproportionate impact on the growth in net sales as compared to research and development expense, which is based largely in the U.S.

        Presented below are our most important products that received FDA approval or clearance and/or were launched in the U.S. during fiscal year 2004:

Product	Applicable for	Date
CGMS® System Gold	Diabetes management — glucose monitoring	June 2003
Paradigm 512 Insulin Pump	Diabetes management — insulin therapy	July 2003
Paradigm Link Blood Glucose Monitor	Diabetes management — glucose monitoring	July 2003
NC Stormer® Balloon Dilatation Catheter	Coronary stenosis	July 2003
InSync II Marquis	Cardiac resynchronization therapy	August 2003
Cardioblate BP Surgical Ablation System	Ablation device for surgical procedures	August 2003
Aurora™ Self-Expanding Biliary Stent System	Bile duct blockage	August 2003
Vitatron C-Series Pacemakers	Abnormally slow heartbeats	September 2003
Driver Coronary Stent	Coronary stenosis	October 2003
Maximo Implantable Cardioverter-Defibrillator	Abnormally rapid heartbeats	October 2003
Paradigm 712 Insulin Pump	Diabetes management — insulin therapy	October 2003
Polestar™ N-20 Intra-operative MRI System	Surgical navigation	October 2003
Racer Over-the-Wire Biliary Stent	Bile duct blockage	November 2003
EnPulse Pacemaker	Abnormally slow heartbeats	December 2003
Kinetra® Neurostimulator	Brain stimulation therapy	January 2004
Access® Therapy Controller	Brain stimulation therapy	January 2004
KOBRA™ Fixation System	Spinal fusion	January 2004
Octopus 4.3 Tissue Stabilizer	Beating heart bypass procedures	January 2004
Attain Prevail™	Heart lead placement	January 2004
Attain Deflectable™	Heart lead placement	January 2004
TSRH-3D Spinal Instrumentation	Spinal fusion	January 2004
CD HORIZON LEGACY 5.5 Spinal System	Spinal fusion	February 2004
Guardian Continuous Glucose Monitoring System	Diabetes management — glucose monitoring	February 2004
Resting Heart System	Arrested heart bypass procedures	February 2004
EnPulse Pacemaker with Atrial Capture Management	Abnormally slow heartbeats	March 2004
CD HORIZON ECLIPSE	Spinal fusion	March 2004
SynchroMed II Drug Infusion Pump	Pain management	April 2004

        Selling, General and Administrative    Fiscal year 2004 selling, general and administrative expense as a percentage of net sales decreased by 0.1 percentage point from fiscal year 2003 to 30.8%. The slight decrease in selling, general and administrative expense as a percentage of net sales is due to continued cost control measures in all businesses, partially offset by incremental reserves related to MiniMed's uncollectable accounts receivable, which increased $42.7 million in the current year, as well as our continued investment in the sales force to keep pace with growing business opportunities. A portion of the additional allowance for doubtful accounts relates to sales made prior to the acquisition of MiniMed. We continue to make investments in MiniMed's distribution infrastructure to ensure that the billing and collecting processes can be increased as needed to support the growth of the business and remain committed to controlling costs through the implementation of cost control measures in all of our businesses.

        Fiscal year 2003 selling, general and administrative expense as a percentage of net sales increased by 0.3 percentage points from fiscal year 2002 to 30.9%. This increase reflected the addition of approximately 1,000 professionals to our sales force during fiscal year 2003 and the reserve for an incremental $15.5 million of uncollectable accounts at MiniMed. The majority of the uncollectable accounts at MiniMed related to sales prior to the acquisition of MiniMed. We continue to make investments in MiniMed's distribution infrastructure to ensure that the billing and collecting processes can be increased as needed to support the growth of the business.

        Special, IPR&D, and Other Charges    Special charges (such as certain litigation and restructuring charges), IPR&D, and other charges taken during the previous three fiscal years are as follows:

	Fiscal Year
	2004	2003	2002
	(in millions)
Special charges:
Litigation	$—	$(8.0)	$244.9
Asset write-downs	—	8.9	6.9
Restructuring and other related charges	—	16.1	29.2
Gain on equity investment	—	—	(36.8)
Foundation contribution	—	—	47.6
Changes in restructuring obligation estimates	(4.8)	(14.5)	(1.0)

Total special charges	(4.8)	2.5	290.8
IPR&D	41.1	114.2	293.0
Acquisition-related debt issuance costs	—	—	32.0

Total special, IPR&D, and other charges, pre-tax	36.3	116.7	615.8
Less tax impact	1.8	4.2	(122.6)

Total special, IPR&D, and other charges	$38.1	$120.9	$493.2

        Special Charges    In fiscal year 2004, we recorded a $4.8 million reversal of a previously established reserve related to the Vascular facility consolidation initiatives, which started in the first quarter of fiscal year 2003. The $4.8 million change in estimate is a result of the following favorable outcomes in the execution of these initiatives: a decrease of $2.4 million as a result of selling or utilizing existing assets which were previously identified for impairment; a decrease of $1.8 million related to subleasing a facility earlier than anticipated; and a decrease of $0.6 million in severance payments related to employees identified for elimination who found positions elsewhere in the Company.

        In fiscal year 2003, we recorded a $15.0 million litigation settlement and a $25.0 million charge related to our facility consolidation initiatives in our Vascular operating segment. The litigation charges were offset by a $23.0 million reversal for a final adjustment to a previously recognized settlement with a competitor on the rapid exchange perfusion delivery system and the reversal of $14.5 million of previously recognized restructuring charges.

        The $25.0 million Vascular facility consolidation initiative occurred during the first quarter of fiscal year 2003. We reorganized our Vascular research and development, clinical, regulatory and manufacturing functions, closed seven facilities in California and one in Florida, and identified 685 positions to be eliminated. In connection with this initiative, we recorded a $10.8 million restructuring charge, an $8.9 million asset write-down, and $5.3 million of other restructuring-related charges. The $10.8 million restructuring charge consisted of $4.6 million for lease cancellations and $6.2 million for severance costs. The $8.9 million asset write-down related to assets that will no longer be utilized, including accelerated depreciation of assets held and used. The $5.3 million of other restructuring-related charges related to incremental expenses we incurred as a direct result of the Vascular restructuring initiative, primarily retention and productivity bonuses for services rendered by the employees prior to July 26, 2002, as well as equipment and facility moves. The other restructuring-related charges were incurred during the quarter the initiative was announced. The Vascular restructuring initiatives resulted in annualized operating savings between $35.0 million and $40.0 million. Of the 685 positions identified for elimination, 629 have been eliminated as of April 30, 2004 and no further positions will be eliminated under these initiatives. This charge was offset by a reversal of $14.5 million of previously established restructuring reserves no longer considered necessary. The first reversal of $8.9 million, which included $1.7 million of asset write-downs, related to our restructuring initiatives from the fourth quarter of fiscal year 2001 and the first quarter of fiscal year 2002. The outcome of these initiatives was favorable compared to our initial estimates for two reasons. First, several employees who were in positions identified for termination found other jobs within the Company; and second, two sales offices that were initially identified for closure ultimately did not close. The second reversal of $5.6 million related to distributor termination costs accrued in connection with the merger of PercuSurge, Inc. (PercuSurge). The outcome of the PercuSurge distributor terminations was favorable to our original estimates as a result of anticipated contractual commitments that did not materialize. These reserves were no longer considered necessary, as the initiatives have been completed.

        In fiscal year 2002, we recorded $244.9 million of charges related to legal settlements. The largest of the settlements, payable to a competitor, was for $167.3 million including interest and costs related to an April 2002 arbitration panel's ruling. This ruling found that our rapid exchange perfusion delivery systems used in products for coronary angioplasty are not covered by the license that Arterial Vascular Engineering, Inc. (AVE) had acquired from C.R. Bard, Inc., and therefore infringed the competitor's patent. We stopped selling the rapid exchange perfusion delivery systems in U.S. markets during September 2001 as a result of a separate case brought by a competitor with respect to the same product. That case was decided in a July 2001 arbitration panel ruling and was recorded in the fourth quarter of fiscal year 2001. However, in the first quarter of fiscal year 2002, we recorded an additional charge of $27.0 million related to the July 2001 arbitration award. This additional charge related to sales of a next-generation product, which was not part of the arbitration ruling in July 2001, and sales in fiscal year 2002 of the rapid exchange perfusion delivery systems covered under the arbitration award. In the fourth quarter of fiscal year 2002, we recorded a $21.9 million charge related to the settlement of a patent infringement case brought by a competitor regarding certain cardiac surgery products. A non-product settlement charge of $19.6 million was recorded in the third quarter of fiscal year 2002 and pertains to business matters that occurred in prior years and is protected by a confidentiality agreement. A litigation charge of $9.1 million was incurred in the second quarter of fiscal year 2002. These charges were recorded when they became probable and could be reasonably estimated.

        Additionally, in fiscal year 2002, we also recorded a net charge of $35.1 million to finalize the initiatives that were announced in the fourth quarter of fiscal year 2001. These initiatives related to (i) the restructuring of certain neurological sales offices, (ii) the reduction and consolidation of certain manufacturing operations, and (iii) the rationalization and reorganization of European sales organizations to further integrate acquisitions. In connection with the first initiative, the restructuring of certain neurological sales operations, we consolidated certain of our U.S. sales forces, resulting in the closure of 16 sales offices throughout the U.S., and the elimination of 102 positions. This initiative also included the termination of two distributor relationships in Asia and Australia, where we elected to sell through our own sales force. In connection with the second initiative, the reduction and consolidation of certain manufacturing operations, we closed two manufacturing operations in Asia that manufactured products for our Cardiac Surgery segment, moved certain manufacturing activities for our CRM segment from Minnesota to Arizona, closed one European manufacturing facility and restructured operations related to a second European manufacturing facility. Both European manufacturing facilities manufactured products for our Neurological segment. The closure, restructuring and relocation of these manufacturing operations resulted in the elimination of approximately 210 positions. In connection with the third initiative, the rationalization and reorganization of European sales offices, we closed 23 facilities that were merged into existing operations and terminated nine distributor arrangements. The majority of these 23 facility closures reduced redundant operations that existed since the acquisitions of Physio Control and Sofamor Danek in fiscal year 1999, and Xomed in fiscal year 2000. Distributor agreements were terminated in order to sell direct, utilizing our existing distribution infrastructure. The rationalization and reorganization of European sales offices related to our CRM and Spinal, ENT, and SNT segments resulted in the elimination of approximately 150 positions. These restructuring initiatives resulted in annualized savings between $35.0 million and $40.0 million. Included in this charge were $6.9 million of write-downs for assets that will no longer be utilized and the reversal of a $1.0 million reserve related to our fiscal year 2000 Latin America restructuring initiatives no longer considered necessary as the restructuring initiatives were complete. The actual outcome of the Latin America restructuring initiative was favorable to the original estimate mainly as a result of certain assets held for disposal, which were disposed of at more favorable terms than originally estimated.

        In fiscal year 2002, we also recorded a $36.8 million gain on an equity investment, with a fair market value of $47.6 million, which was contributed to the Medtronic Foundation.

        IPR&D    In the fourth quarter of fiscal year 2004, we entered into an agreement which provides us an option to purchase substantially all the assets of a certain third-party entity. We hold a minority investment in this entity and as a result of this new agreement, we applied the equity method of accounting to this investment. At the date of the agreement, $17.2 million of the amount paid for the investment was expensed for IPR&D related to cardiac surgery devices under development that had not yet reached technological feasibility.

        During the third quarter of fiscal year 2004, we acquired Vertelink. At the date of the acquisition, $22.0 million of the purchase price was expensed for IPR&D related to spinal fixation devices that had not yet reached technological feasibility and had no future alternative use. One of these devices, the KOBRA Fixation System, has since received FDA approval. The technology will be adapted for use in manufacturing spinal fixation devices that can achieve multi-level stabilization of the cervical, thoracic and lumbar spine. Prior to the acquisition, we did not have a comparable product under development. The acquisition of Vertelink is expected to further enhance the strategic initiative of our Spinal business that focuses on MAST. In fiscal year 2004, we incurred $0.6 million in costs and expect to incur costs totaling $1.6 million in fiscal year 2005, $0.7 million in fiscal year 2006, and $0.6 million in fiscal year 2007 to bring these products to commercialization in the U.S. These costs are being funded by internally generated cash flows.

        During the second quarter of fiscal year 2004, we acquired TVI. At the date of acquisition, $1.9 million of the purchase price was expensed for IPR&D related to a cell and agent delivery device that had not yet reached technological feasibility and had no future alternative use. This device will be used to deliver cells, genes and drugs to specific tissues throughout the body. Prior to the acquisition, we did not have a comparable product under development. The acquisition of TVI is expected to complement our current commitment to advance therapies and treatments by combining biologic and device therapies. In fiscal year 2004, we incurred $1.9 million in costs and expect to incur costs totaling $3.5 million in fiscal year 2005, $4.2 million in fiscal year 2006, $4.0 million in fiscal year 2007, $5.0 million in fiscal year 2008, and $5.0 million in fiscal year 2009 to bring this product to commercialization in the U.S. These costs are being funded by internally generated cash flows.

        In the second quarter of fiscal year 2003, we acquired SDC. At the date of acquisition, $114.2 million of the purchase price was expensed for IPR&D related to the BRYAN® Cervical Disc System (BRYAN Disc), which had not yet reached technological feasibility in the U.S. and had no alternative future use. The BRYAN Disc is an artificial cervical disc featuring a shock-absorbing elastomer designed to replace and mimic the functionality of natural intervertebral discs removed from a patient during spinal surgery. Prior to this acquisition, we did not have a product with comparable technology under development, and the acquisition of SDC was expected to accelerate our entry into the arena of artificial cervical discs. At the time of acquisition, SDC had received approval from the FDA for an investigational device exemption allowing SDC to proceed with human clinical studies, which must be completed before regulatory approval can be obtained in the U.S. In fiscal year 2004, we incurred $3.0 million in costs and expect to incur $1.7 million in fiscal year 2005 and $0.6 million in fiscal year 2006 to bring this product to commercialization in the U.S. These costs are being funded by internally generated cash flows.

        In the third quarter of fiscal year 2002, we acquired Endonetics. At the date of the acquisition, $32.7 million of the purchase price was expensed for IPR&D related to the Gatekeeper™ Reflux Repair System (Gatekeeper), which had not yet reached technological feasibility and had no alternative future use. The Gatekeeper is a therapeutic medical device comprised of hydrogel prostheses that are implanted in the esophageal wall. After implantation, the hydrogel prostheses swell in size and create a mechanical barrier that prevents stomach acids from entering the esophagus. At the time of acquisition, we did not have a therapeutic product offering in the Gastroesophageal Reflux Disease (GERD) market. We believe the Gatekeeper device will distinguish itself in this market by its ease of use, ability to reduce treatment costs associated with extended drug therapies, and its less invasive approach to treating GERD. At the time of acquisition, the Gatekeeper device was in human clinical trials, which must be completed before regulatory approval can be obtained in the U.S. In fiscal year 2004, we incurred $1.0 million in costs and expect to incur $2.0 million in fiscal year 2005 and $1.0 million in fiscal year 2006 to bring this product to commercialization. These costs are being funded by internally generated cash flows.

        In the second quarter of fiscal year 2002, we acquired MiniMed. At the date of the acquisition, $35.4 million of the purchase price was expensed for IPR&D related to a disposable pump that had not yet reached technological feasibility and had no alternative future use. Disposable pumps are designed to be used as an infusion system that is attached to the body using an adhesive that delivers a pre-set constant rate of drug. At the time of the acquisition, MiniMed did not have a primary product offering in the insulin-using Type 2 diabetes market and believed that the disposable pump would distinguish itself in the Type 2 market by its convenience and ease of use. Subsequent to this acquisition, we performed an in-depth evaluation of the underlying technology related to this project. As a result of this evaluation, in the second quarter of fiscal year 2003, we discontinued our current project to bring the disposable pump to commercialization utilizing this technology. Instead, we are pursuing a disposable pump project under a different technology platform.

        Also in the second quarter of fiscal year 2002, we acquired MRG. At the date of acquisition, $224.9 million of the purchase price was expensed for IPR&D related to a long-term glucose sensor and an implantable glucose monitoring sensor that had not yet reached technological feasibility and had no alternative future use. At the time of the acquisition, MRG had no product offerings in the diabetes market; however, these projects were expected to enable MRG to enter this high potential implantable market. The long-term glucose sensor is designed to be used with an implantable pump to automatically maintain glucose levels by continuously monitoring and adjusting the rate of insulin infusion without the need for frequent intervention by the physician or patient. At the time of acquisition, the long-term glucose sensor was in human clinical trials, which need to be completed before regulatory approval can be obtained in the U.S. The implantable glucose monitoring system is used by patients to monitor glucose levels. At the time of the acquisition, MRG had received approval from the FDA for the investigational device exemption allowing MRG to proceed with clinical studies. In fiscal year 2004, we incurred $6.0 million in costs and expect to incur $6.0 million to $9.0 million of annual costs in fiscal years 2005 and 2006, to bring this product to commercialization. These costs are being funded by internally generated cash flows. The fair values assigned to the long-term glucose sensor and to the implantable glucose monitoring system were $219.7 million and $4.4 million, respectively. Other minor product categories were valued at $0.8 million.

        We are responsible for the valuation of IPR&D charges. The values assigned to IPR&D are based on valuations that have been prepared using methodologies and valuation techniques consistent with those used by independent appraisers. All values were determined by identifying research projects in areas for which technological feasibility had not been established. Additionally, the values were determined by estimating the revenue and expenses associated with a project's sales cycle and the amount of after-tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

        At the time of acquisition, we expect all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability were not achieved, we would likely look to other alternatives to provide these therapies.

        Acquisition-Related Debt Issuance Costs    Debt issuance costs in fiscal year 2002 consisted of costs incurred to issue contingent convertible debentures totaling $2,012.5 million in September 2001. The total costs incurred to issue the debentures were $32.0 million, which were recorded in interest expense. The net proceeds from the debentures were used to repay a substantial portion of the bridge financing obtained in connection with the acquisitions of MiniMed and MRG. See Note 6 to the consolidated financial statements for more information regarding the convertible debentures.

        Other Income/Expense    Other income/expense includes intellectual property amortization expense, royalty income and expense, realized minority investment gains and losses, realized foreign currency transaction and derivative gains and losses and impairment charges. Net other expense increased from $188.4 million in fiscal year 2003 to $351.0 million in fiscal year 2004, a $162.6 million increase. This increase primarily reflects a $157.1 million decrease in the value of foreign exchange contracts used to hedge results of operations in fiscal year 2004. The continued weakening of the U.S. dollar during fiscal year 2004 resulted in improved top line growth in operations but was offset by the realized losses on these foreign exchange contracts. Additionally, we experienced an increase in royalty expenses of approximately $51.5 million due to royalties paid on certain of our Spinal products that experienced large increases in overall sales during fiscal year 2004, and as a result of the unfavorable comparison with fiscal year 2003, which had a non-recurring reversal of $20.0 million in accrued royalty expenses associated with a favorable outcome in a patent infringement suit. These other expense increases were partially offset by the write-off of $28.3 million in minority investments, deemed to be impaired, as compared to $42.2 million in fiscal year 2003, and incremental royalty income of $14.2 million from the CRM, Vascular and Neurological and Diabetes operating segments.

        Net other expense increased from $34.4 million in fiscal year 2002 to $188.4 million in fiscal year 2003, a $154.0 million increase. This increase primarily reflects a $104.7 million decrease in the value of foreign exchange contracts used to hedge results of operations in fiscal year 2003. The weakening of the U.S. dollar during fiscal year 2003 resulted in improved top line growth of operations but was offset by the realized losses on these foreign exchange contracts. In addition, we wrote off $42.2 million of minority investments deemed to be impaired and incurred an additional $30.3 million in royalty expense as a result of increased sales. These increases in expense were partially offset by an incremental $30.8 million of royalty income, primarily related to our Vascular operating segment.

        Interest Income/Expense    In fiscal year 2004, we generated net interest income of $2.8 million as compared to net interest expense of $7.2 million in fiscal year 2003. The change in net interest income/expense is due to having slightly higher yields and higher average investment balances in fiscal year 2004, as a result of cash generated from operations, in comparison to relatively unchanged levels of debt from the prior year.

        In fiscal year 2003, net interest expense was $7.2 million, an increase of $0.6 million from net interest expense of $6.6 million in fiscal year 2002. This increase reflects a reduction of interest income as a result of shorter weighted average maturities of investments and lower average interest rates in fiscal year 2003, partially offset by a similar reduction in interest expense. The reduction in interest expense from fiscal year 2002 reflects the lack of $32.0 million in debt issuance costs recorded in fiscal year 2002 related to the contingent convertible debentures, partially offset by the first full year of interest expense on the debentures.

Income Taxes

	Fiscal Year			Percentage Point Increase/(Decrease)
	2004	2003	2002	FY04/03	FY03/02
	(dollars in millions)
Provision for income taxes	$837.6	$741.5	$540.2	N/A	N/A
Effective tax rate	29.9%	31.7%	35.4%	(1.8)	(3.7)
Impact of special, IPR&D, and other charges	0.4%	1.7%	4.4%	(1.3)	(2.7)

        The effective tax rate decreased by 1.8 percentage points from fiscal year 2003 to fiscal year 2004. This decrease primarily reflects an additional $73.1 million of IPR&D charges taken in fiscal year 2003 versus fiscal year 2004 and continued benefit from our tax planning initiatives, including benefits of our tax-advantaged facilities in Switzerland, Ireland and Puerto Rico. IPR&D is not deductible for tax purposes.

        The effective tax rate decreased by 3.7 percentage points from fiscal year 2002 to fiscal year 2003. This decrease primarily reflected an additional $178.8 million of IPR&D charges taken in fiscal year 2002 versus fiscal year 2003 and continued benefit from our tax planning initiatives, including benefits of our tax-advantaged facilities in Switzerland, Ireland and Puerto Rico.

Liquidity and Capital Resources

	Fiscal Year
	2004	2003
	(dollars in millions)
Working capital	$1,072.1	$2,792.2
Current ratio*	1.3:1.0	2.5:1.0
Cash, cash equivalents, and short-term investments	$1,927.5	$1,492.8
Long-term investments in public and private debt securities**	1,217.8	357.2

Cash, cash equivalents, short-term investments, and long-term debt securities	$3,145.3	$1,850.0

Short-term borrowings and long-term debt	$2,359.3	$2,365.6
Net cash position***	$786.0	$(515.6)

*
Current ratio is the ratio of current assets to current liabilities.

**
Long-term investments include public and private debt securities with a maturity date greater than one year from the end of the period.

***
Net cash position is the sum of cash, cash equivalents, short-term investments and long-term investments in public and private debt securities less short-term borrowings and long-term debt.

        The decrease in our working capital and current ratio since April 25, 2003 primarily relates to the reclassification of $1,973.8 million of contingent convertible debentures from long-term liabilities to current liabilities as a result of the next scheduled put option being within twelve months of the balance sheet date (see further discussion regarding the terms of the contingent convertible debenture in the "Debt and Capital" section). Since April 25, 2003, our net cash position has increased as a result of cash generated from operations throughout fiscal year 2004.

        At April 30, 2004 and April 25, 2003, approximately $2,196.8 and $947.0, respectively, of cash, cash equivalents and short and long-term debt securities were held by our non-U.S. subsidiaries. These funds are available for use by worldwide operations; however, if these funds are repatriated to the U.S. or used for U.S. operations, the amounts would be subject to U.S. tax.

        We believe that our existing cash and investments, as well as our available unused lines of credit of $1,586.6 million, if needed, will satisfy our foreseeable working capital requirements for at least the next twelve months.

Off-Balance Sheet Arrangements and Long-Term Contractual Obligations

        In 2003, the Securities and Exchange Commission (SEC) released Financial Reporting Release No. 67, "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations" (FRR No. 67). FRR No. 67 requires companies to present an overview of certain off-balance sheet transactions, arrangements and/or obligations such as guarantees or indemnifications, retained interests in assets sold, contingent commitments and/or relationships with unconsolidated entities that are reasonably likely to have a material impact on consolidated earnings, financial position or cash flows. In addition, FRR No. 67 requires companies to present an overview of certain known contractual obligations in a tabular format. Specifically, companies are required to include tabular information related to long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations and other long-term liabilities reflected on a registrant's balance sheet under existing U.S. GAAP.

        Our off-balance sheet arrangements do not have a material current or anticipated future effect on our statements of consolidated earnings, financial position, or cash flows. We do acquire assets still in development, enter into research and development arrangements and sponsor certain clinical trials that often require milestone and/or royalty payments to a third-party, contingent upon the occurrence of certain future events. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of a product or upon certain predesignated levels of achievement in clinical trials. In addition, if required by the arrangement, we may have to make royalty payments, based on a percentage of sales related to the product under development, in the event that regulatory approval for marketing is obtained. In situations where we have no ability to influence the achievement of the milestone or otherwise avoid the payment, we have included those milestone or minimum royalty payments in the following table. However, the majority of these arrangements give us the discretion to unilaterally make the decision to stop development of a product or cease progress of a clinical trial, which allows us to avoid making contingent payments. Although we are unlikely to cease development if a device successfully achieves clinical testing objectives, these payments are not included in the table of contractual obligations because of the contingent nature of these payments and our ability to avoid them if we decided to pursue a different path of development or testing.

        In the normal course of business, we periodically enter into agreements that require us to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of our products or the negligence of our personnel or claims alleging that our products infringe third-party patents or other intellectual property. Our maximum exposure under these indemnification provisions cannot be estimated, and we have not accrued any liabilities within our consolidated financial statements or included any indemnification provisions in our commitments table. Historically, we have not experienced significant losses on these types of indemnifications.

        Presented below is a summary of contractual obligations and other minimum commercial commitments. See Notes 4, 6, and 13 to the consolidated financial statements for additional information regarding foreign currency contracts, long-term debt, and lease obligations, respectively.

	Maturity by Fiscal Year
	Total	2005	2006	2007	2008	2009	Thereafter
	(in millions)
Contractual obligations related to off-balance sheet arrangements:
Foreign currency contracts(1)	$2,420.7	$2,274.1	$102.9	$43.7	$—	$—	$—
Operating leases	139.6	45.0	33.9	22.5	13.3	8.1	16.8
Inventory purchases(2)	268.3	177.2	54.5	15.3	13.2	3.6	4.5
Commitments to fund minority investments(3)	260.3	47.8	101.1	78.2	18.2	15.0	—
Other(4)	201.6	78.8	36.9	23.6	19.5	17.7	25.1

Subtotal	3,290.5	2,622.9	329.3	183.3	64.2	44.4	46.4
Contractual obligations reflected in the balance sheet:
Long-term debt, excluding capital leases(5)	1,978.3	1,978.3	—	—	—	—	—
Capital leases	2.6	1.5	0.5	0.3	0.2	0.1	—
Other(6)	83.7	60.5	11.6	11.6	—	—	—

Total	$2,064.6	$2,040.3	$12.1	$11.9	$0.2	$0.1	$—

(1)
As these obligations were entered into as hedges, the majority of these obligations will be offset by losses/gains on the related assets, liabilities, and transactions being hedged.

(2)
We have included inventory purchase commitments, which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments do not include open purchase orders.

(3)
Certain commitments related to the funding of minority investments are contingent upon the achievement of certain product-related milestones and various other favorable operational conditions.
While it is not certain if and/or when these payments will be made, the maturity dates included in this table reflect our best estimates.

(4)
These obligations include commitments to replace the Company's existing legacy enterprise resource systems and certain research and development arrangements.

(5)
The current portion of long-term debt includes $1,973.8 million related to our contingent convertible debentures. These debentures were classified in short-term borrowings as of April 30, 2004 as the holders have the option to require us to repurchase the outstanding securities (referred to as a put feature) in September 2004.

(6)
These obligations include royalty payments and a financing arrangement associated with our fiscal year 2002 Kobayashi Pharmaceutical Co. acquisition.

Debt and Capital

        Our capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percent of total interest-bearing debt and equity was 20.6% at April 30, 2004 and 23.0% at April 25, 2003.

        In October 2003, our Board of Directors authorized the repurchase of up to an additional 30 million shares of our common stock. Shares will be repurchased from time to time to support our stock-based compensation programs and to take advantage of favorable market conditions. We have repurchased approximately 18.4 million and 9.8 million shares at an average price of $47.81 and $42.60, respectively, during fiscal years 2004 and 2003, and have approximately 26.1 million shares remaining under current buyback authorizations approved by the Board of Directors as of October 22, 2003.

        In September 2001, we completed a $2,012.5 million private placement of contingent convertible debentures due September 2021. Interest is payable semiannually and accrues at 1.25% per annum. Each debenture is convertible into shares of our common stock at an initial conversion price of $61.81 per share. The conversion price of the debentures will be adjusted based on the occurrence of specified events, including a stock split, stock dividend, or cash dividend exceeding 15% of our market capitalization. The net proceeds from this offering were used to repay a substantial portion of the bridge financing obtained in connection with the acquisitions of MiniMed and MRG.

        In September 2002, as a result of certain holders of the debentures exercising their put options, we repurchased $38.7 million, or 1.9%, of the debentures for cash. We may be required to repurchase the remaining securities at the option of the holders in September 2004, 2006, 2008, 2011, or 2016. Twelve months prior to the put options becoming exercisable, the remaining balance of the contingent convertible debentures will be reclassified to short-term borrowings. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt. Accordingly, during the second quarter of fiscal year 2004, $1,973.8 million of contingent convertible debentures were reclassified from long-term debt to short-term borrowings as a result of the September 2004 put option. For put options exercised by the holders, the purchase price is equal to the principal amount of the debentures plus any accrued and unpaid interest on the debentures to the repurchase date. If the repurchase option is exercised, we may elect to repurchase the debentures with cash, our common stock, or some combination thereof. We may elect to redeem the debentures for cash at any time after September 2006.

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

        We maintain a $1,500.0 million commercial paper program. This program allows us to issue debt securities with maturities up to 364 days from the date of issuance. At April 30, 2004 and April 25, 2003, outstanding commercial paper totaled $249.8 million and $250.0 million, respectively. During fiscal year 2004, the weighted average original maturity of the commercial paper outstanding was approximately 30 days and the weighted average interest rate was 1.1%. During fiscal year 2003, the weighted average original maturity of the commercial paper outstanding was approximately 44 days and the weighted average interest rate was 1.6%.

        We have existing lines of credit of approximately $1,962.9 million with various banks, of which approximately $1,586.6 million was available at April 30, 2004. The existing lines of credit include two syndicated credit facilities totaling $1,250.0 million with various banks, which we signed on January 24, 2002. The two credit facilities originally consisted of a 364-day $750.0 million facility and a five-year $500.0 million facility. In January 2003, we reduced our 364-day facility to $500.0 million and increased the five-year facility to $750.0 million, which will expire on January 24, 2007. The 364-day facility was also amended to provide us with the option to extend the maturity date on any outstanding loans under this facility by up to one year beyond the termination date of the facility. In January 2004, the $500.0 million 364-day facility was renewed. The credit facilities provide backup funding for the commercial paper program and may also be used for general corporate purposes.

        Interest rates on these borrowings are determined by a pricing matrix, based on our long-term debt ratings assigned by Standard and Poor's Ratings Group and Moody's Investors Service. Facility fees are payable on the credit facilities and determined in the same manner as the interest rates. Under terms of the agreements, our consolidated tangible net worth must at all times be greater than or equal to $1,040.4 million, increased by an amount equal to 100% of the net cash proceeds from any equity offering occurring after January 24, 2002. Our consolidated tangible net worth, defined as consolidated assets less goodwill, intangible assets (other than patents, trademarks, licenses, copyrights and other intellectual property, and prepaid assets), and consolidated liabilities at April 30, 2004 and April 25, 2003 was $4,691.8 million and $3,579.1 million, respectively. The agreements also contain other customary covenants and events of default, all of which we remain in compliance with as of April 30, 2004.

Operations Outside the U.S.
The following charts illustrate U.S. net sales versus net sales outside the U.S. by fiscal year:
(dollars in billions)

Market Risk

        From fiscal year 2003 to fiscal year 2004, consolidated net sales outside the U.S. grew faster than U.S. consolidated net sales primarily as a result of the favorable impact of foreign currency translation and increases experienced in our Vascular and Diabetes businesses. Vascular continues to experience increased coronary stent sales outside of the U.S., in contrast with the decline in U.S. coronary stent sales after the release of several competitors' drug-eluting stents. The increase in coronary stent sales outside the U.S. relates to strong demand for the Driver and recently launched Micro-Driver coronary stent. The sales increases in our Diabetes business outside the U.S. is attributable to expanded distribution efforts in significantly under penetrated markets.

        Net sales outside the U.S. are accompanied by certain financial risks, such as collection of receivables, which typically have longer payment terms. Outstanding receivables from customers outside the U.S. totaled $920.3 million at April 30, 2004, or 43.0% of total outstanding accounts receivable, and $760.6 million at April 25, 2003, or 40.9% of total outstanding accounts receivable. The increase in the percentage of accounts receivable from customers outside the U.S. is primarily driven by the impact of changes in foreign currency exchange rates. Operations outside the U.S. could be negatively impacted by changes in political, labor or economic conditions, changes in regulatory requirements or potentially adverse foreign tax consequences, among other factors.

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

        We had foreign exchange derivative contracts outstanding in notional amounts of $2.421 billion and $2.469 billion at April 30, 2004 and April 25, 2003, respectively. The fair value of these contracts at April 30, 2004 was $97.8 million less than the original contract value. A sensitivity analysis of changes in the fair value of all foreign exchange derivative contracts at April 30, 2004 indicates that, if the U.S. dollar uniformly strengthened/weakened by 10% against all currencies, the fair value of these contracts would increase/decrease by $232.3 million, respectively. Any gains and losses on the fair value of derivative contracts would be largely offset by gains and losses on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis.

        We are also exposed to interest rate changes affecting principally our investments in interest rate sensitive instruments. A sensitivity analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates compared to interest rates at April 30, 2004 indicates that the fair value of these instruments would change by $5.5 million.

        We have entered into an agreement that expires in fiscal year 2006, to sell, at our discretion, specific pools of trade receivables in Japan. Additionally, in fiscal year 2003, we entered into a transaction to sell specific pools of our trade receivables in Spain. During fiscal years 2004 and 2003, we sold approximately $23.0 million and $82.7 million, respectively, of our trade receivables to financial institutions. The decrease in receivables sold since April 25, 2003 is a result of Spain no longer selling its receivables, and Japan reducing the amount of receivables sold. The discount cost related to the sales was insignificant and recorded in interest income/expense in the accompanying statements of consolidated earnings. In March 2004, we entered into an agreement to sell specific pools of receivables in Italy amounting to $33.3 million for anticipated proceeds of approximately $33.0 million. There is a three-month confirmation period at which time we anticipate to collect the proceeds and record the discount in interest income/expense in the accompanying statements of consolidated earnings.

        In the third quarter of fiscal year 2004, we began lending certain fixed income securities to enhance our investment income. These lending activities are collateralized at an average rate of 102%, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 30, 2004 was $275.2 million.

Government Regulation and Other Considerations

        Our medical devices are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our medical devices.

        Authorization to commercially distribute a new medical device in the U.S. is generally received in one of two ways. The first, known as the 510K process, requires us to demonstrate that our new medical device is substantially equivalent to a legally marketed medical device. In this process, we must submit data that supports our equivalence claim. If human clinical data is required, it must be gathered in compliance with FDA investigational device regulations. We must receive an order from the FDA finding substantial equivalence before we can commercially distribute the new medical device. Modifications to cleared medical devices can be made without using the 510K process if the changes do not significantly affect safety or effectiveness.

        The second, more rigorous process, known as pre-market approval (PMA), requires us to independently demonstrate that the new medical device is safe and effective. We do this by collecting human clinical data for the medical device. The FDA will authorize commercial release if it determines there is reasonable assurance that the medical device is safe and effective. This process is generally much more time-consuming and expensive than the 510K process.

        Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. The FDA reviews design and manufacturing practices, labeling and record keeping, and manufacturers' required reports of adverse experience and other information to identify potential problems with marketed medical devices. We may be subject to periodic inspection by the FDA for compliance with the FDA's good manufacturing practice regulations. These regulations, also known as the Quality System Regulations, govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging and servicing of all finished medical devices intended for human use. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against our officers, our employees, or us. The FDA may also recommend prosecution to the Department of Justice.

        The FDA administers certain controls over the export of medical devices from the U.S. International sales of our medical devices that have not received FDA approval are subject to FDA export requirements. Each foreign country to which we export medical devices also subjects such medical devices to their own regulatory requirements. Frequently, we obtain regulatory approval for medical devices in foreign countries first because their regulatory approval is faster or simpler than that of the FDA. However, as a general matter, foreign regulatory requirements are becoming increasingly stringent. In the European Union, a single regulatory approval process has been created, and approval is represented by the CE Mark.

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

        Government and private sector initiatives to limit the growth of health care costs, including price regulation, competitive pricing, coverage and payment policies, and managed-care arrangements, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical devices. Government programs, including Medicare and Medicaid, private health care insurance and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments. This has created an increasing level of price sensitivity among customers for our products. Some third-party payors must also approve coverage for new or innovative devices or therapies before they will reimburse health care providers who use the medical devices or therapies. Even though a new medical device may have been cleared for commercial distribution, we may find limited demand for the device until reimbursement approval has been obtained from governmental and private third-party payors. As a result of our manufacturing efficiencies and cost controls, we believe we are well-positioned to respond to changes resulting from the worldwide trend toward cost-containment; however, uncertainty remains as to the nature of any future legislation, making it difficult for us to predict the potential impact of cost-containment trends on future operating results.

        The delivery of our devices is subject to regulation by HHS and comparable state and foreign agencies responsible for reimbursement and regulation of health care items and services. U.S. laws and regulations are imposed primarily in connection with the Medicare and Medicaid programs, as well as the government's interest in regulating the quality and cost of health care. Foreign governments also impose regulations in connection with their health care reimbursement programs and the delivery of health care items and services.

        The U.S. federal health care laws apply when we submit a claim on behalf of a federal health care program beneficiary, or when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or most other federally-funded health care programs. The principal federal laws include those that prohibit the filing of false or improper claims for federal payment, those that prohibit unlawful inducements for the referral of business reimbursable under federally-funded health care programs (the "Anti-Kickback Law") and those that prohibit health care service providers seeking reimbursement for providing certain services to a patient who was referred by a physician that has certain types of direct or indirect financial relationships with the service provider (the "Stark Law").

        The laws applicable to us are subject to evolving interpretations. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, Medtronic, its officers and employees, could be subject to severe criminal and civil penalties including, for example, exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid.

        We operate in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments in order to continue selling the products. At any given time, we are generally involved as both a plaintiff and a defendant in a number of patent infringement actions. While we believe that the patent litigation incident to our business will generally not have a material adverse impact on our consolidated financial position, it may be material to the consolidated results of operations or cash flows of any one period. See Note 14 to the consolidated financial statements for additional information.

        We operate in an industry susceptible to significant product liability claims. These claims may be brought by individuals seeking relief or by groups seeking to represent a class. In addition, product liability claims may be asserted against us in the future based on events we are not aware of at the present time.

        We are also subject to various environmental laws and regulations both within and outside the U.S. Like other medical device companies, our operations involve the use of substances regulated under environmental laws, primarily manufacturing and sterilization processes. We do not expect that compliance with environmental protection laws will have a material impact on our consolidated results of operations, financial position, or cash flows.

        At the beginning of fiscal year 2003, we elected to transition most of our insurable risks to a program of self-insurance, with the exception of director and officer liability insurance, which was transitioned in fiscal year 2004. This decision was made based on current conditions in the insurance marketplace that have led to increasingly higher levels of self-insurance retentions, coupled with an increasing number of coverage limitations and dramatically higher insurance premium rates. We will continue to monitor the insurance marketplace to evaluate the value to us of obtaining insurance coverage in the future. Based on historical loss trends, we believe that our self-insurance program will be adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on our consolidated results of operations, financial position or cash flows.

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

        We undertake no obligation to update any forward-looking statement, but investors are advised to consult any further disclosures by us on this subject in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q, and 8-K (if any), in which we discuss in more detail various important factors that could cause actual results to differ from expected or historical results. We note these factors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

Report of Management

        The management of Medtronic, Inc. is responsible for the integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, and as discussed under Critical Accounting Estimates on page 4, the consolidated financial statements reflect estimates based on management's judgment.

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

        The Audit Committee of the Board of Directors, composed of independent directors, meets regularly with management, the Company's internal auditors, and its Independent Registered Public Accounting Firm to discuss audit scope and results, internal control evaluations, and other accounting, reporting, and financial matters. Both the internal auditors and Independent Registered Public Accounting Firm have access to the Audit Committee without management's presence.

/s/ Arthur D. Collins, Jr.
Arthur D. Collins, Jr.
 Chairman of the Board and Chief Executive Officer

/s/ Robert L. Ryan
Robert L. Ryan
 Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

        To the Shareholders and Board of Directors of Medtronic, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc. and its subsidiaries at April 30, 2004 and April 25, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
May 24, 2004

Statements of Consolidated Earnings

	Fiscal Year
	2004	2003	2002
	(in millions, except per share data)
Net sales	$9,087.2	$7,665.2	$6,410.8
Costs and expenses:
Cost of products sold	2,252.9	1,890.3	1,652.7
Research and development expense	851.5	749.4	646.3
Selling, general and administrative expense	2,801.4	2,371.9	1,962.8
Purchased in-process research and development	41.1	114.2	293.0
Special charges	(4.8)	2.5	290.8
Other expense, net	351.0	188.4	34.4
Interest (income)/expense	(2.8)	7.2	6.6

Total costs and expenses	6,290.3	5,323.9	4,886.6

Earnings before income taxes	2,796.9	2,341.3	1,524.2
Provision for income taxes	837.6	741.5	540.2

Net earnings	$1,959.3	$1,599.8	$984.0

Earnings per share:
Basic	$1.61	$1.31	$0.81

Diluted	$1.60	$1.30	$0.80

Weighted average shares outstanding:
Basic	1,213.7	1,217.5	1,211.6

Diluted	1,225.2	1,227.9	1,224.4

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

	April 30, 2004	April 25, 2003
	(in millions, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$1,593.7	$1,470.1
Short-term investments	333.8	22.7
Accounts receivable, less allowances of $145.3 and $99.5, respectively	1,994.3	1,761.4
Inventories	877.7	942.4
Deferred tax assets, net	197.4	194.0
Prepaid expenses and other current assets	315.8	299.6

Total current assets	5,312.7	4,690.2
Property, plant and equipment, net	1,708.3	1,583.0
Goodwill	4,236.9	4,183.8
Other intangible assets, net	999.3	1,033.0
Long-term investments	1,456.3	594.0
Other assets	397.3	321.5

Total assets	$14,110.8	$12,405.5

Liabilities and Shareholders' Equity
Current liabilities:
Short-term borrowings	$2,358.2	$385.3
Accounts payable	346.2	269.4
Accrued compensation	459.8	402.1
Accrued income taxes	637.6	444.4
Other accrued expenses	438.8	396.8

Total current liabilities	4,240.6	1,898.0
Long-term debt	1.1	1,980.3
Deferred tax liabilities, net	408.2	304.3
Long-term accrued compensation	123.7	101.9
Other long-term liabilities	260.2	214.6

Total liabilities	5,033.8	4,499.1
Commitments and contingencies (Notes 6, 13 and 14)	—	—
Shareholders' equity:
Preferred stock-par value $1.00; 2.5 million shares authorized, none outstanding	—	—
Common stock-par value $0.10; 1.6 billion shares authorized, 1,209,459,716 and 1,218,128,742 shares issued and outstanding, respectively	120.9	121.8
Retained earnings	8,890.9	7,808.4
Accumulated other non-owner changes in equity	72.0	(12.1)

	9,083.8	7,918.1
Receivable from employee stock ownership plan	(6.8)	(11.7)

Total shareholders' equity	9,077.0	7,906.4

Total liabilities and shareholders' equity	$14,110.8	$12,405.5

See accompanying notes to the consolidated financial statements.

Statements of Consolidated Shareholders' Equity

	Common Stock	Retained Earnings	Accumulated Other Non-Owner Changes in Equity	Receivable from Employee Stock Ownership Plan	Total Shareholders' Equity
	(in millions)
Balance April 27, 2001	$121.0	$5,576.3	$(168.8)	$(19.0)	$5,509.5
Net earnings	—	984.0	—	—	984.0
Other non-owner changes in equity
Unrealized loss on investments	—	—	(22.1)	—	(22.1)
Translation adjustment	—	—	(1.8)	—	(1.8)
Minimum pension liability	—	—	3.8	—	3.8
Unrealized gain on foreign exchange derivatives	—	—	20.9	—	20.9

Total comprehensive income					984.8
Dividends paid	—	(278.8)	—	—	(278.8)
Issuance of common stock under employee benefits and incentive plans	0.6	119.9	—	—	120.5
Fair value of options issued in connection with acquisition	—	75.2	—	—	75.2
Repurchases of common stock	(0.1)	(25.5)	—	—	(25.6)
Income tax benefit from restricted stock and nonstatutory stock options	—	41.9	—	—	41.9
Repayments from employee stock ownership plan	—	—	—	3.6	3.6

Balance April 26, 2002	$121.5	$6,493.0	$(168.0)	$(15.4)	$6,431.1
Net earnings	—	1,599.8	—	—	1,599.8
Other non-owner changes in equity
Unrealized gain on investments	—	—	8.2	—	8.2
Translation adjustment	—	—	227.1	—	227.1
Minimum pension liability	—	—	(4.2)	—	(4.2)
Unrealized loss on foreign exchange derivatives	—	—	(75.2)	—	(75.2)

Total comprehensive income					1,755.7
Dividends paid	—	(304.2)	—	—	(304.2)
Issuance of common stock under employee benefits and incentive plans	0.8	155.1	—	—	155.9
Issuance of common stock in connection with acquisition	0.5	233.6	—	—	234.1
Repurchases of common stock	(1.0)	(417.5)	—	—	(418.5)
Income tax benefit from restricted stock and nonstatutory stock options	—	47.6	—	—	47.6
Income tax benefit on allocated employee stock ownership plan shares	—	1.0	—	—	1.0
Repayments from employee stock ownership plan	—	—	—	3.7	3.7

Balance April 25, 2003	$121.8	$7,808.4	$(12.1)	$(11.7)	$7,906.4
Net earnings	—	1,959.3	—	—	1,959.3
Other non-owner changes in equity
Unrealized gain on investments	—	—	2.2	—	2.2
Translation adjustment	—	—	80.7	—	80.7
Minimum pension liability	—	—	(6.1)	—	(6.1)
Unrealized gain on foreign exchange derivatives	—	—	7.3	—	7.3

Total comprehensive income					2,043.4
Dividends paid	—	(351.5)	—	—	(351.5)
Issuance of common stock under employee benefits and incentive plans	0.7	240.7	—	—	241.4
Issuance of common stock in connection with acquisition	0.1	57.4	—	—	57.5
Repurchases of common stock	(1.7)	(878.8)	—	—	(880.5)
Income tax benefit from restricted stock and nonstatutory stock options	—	55.4	—	—	55.4
Repayments from employee stock ownership plan	—	—	—	4.9	4.9

Balance April 30, 2004	$120.9	$8,890.9	$72.0	$(6.8)	$9,077.0

See accompanying notes to the consolidated financial statements.

Statements of Consolidated Cash Flows

	Fiscal Year
	2004	2003	2002
	(in millions)
Operating Activities:
Net earnings	$1,959.3	$1,599.8	$984.0
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	442.6	408.1	329.8
Purchased in-process research and development	41.1	114.2	293.0
Special charges	(4.8)	(9.7)	243.2
Tax benefit from exercise of stock options	55.4	48.6	41.9
Deferred income taxes	110.5	202.6	50.9
Change in operating assets and liabilities:
Accounts receivable	(171.5)	(139.9)	(188.9)
Inventories	127.6	(91.7)	30.4
Prepaid expenses and other assets	(97.4)	(27.0)	(113.1)
Accounts payable and accrued liabilities	326.1	(87.4)	(110.8)
Other long-term liabilities	56.9	60.6	29.8

Net cash provided by operating activities	2,845.8	2,078.2	1,590.2

Investing Activities:
Acquisitions, net of cash acquired	(30.9)	(1.9)	(4,057.6)
Additions to property, plant and equipment	(424.6)	(380.4)	(386.4)
Sales and maturities of marketable securities	1,473.2	545.5	941.0
Purchases of marketable securities	(2,684.0)	(416.5)	(721.0)
Other investing activities, net	15.5	3.7	(157.7)

Net cash used in investing activities	(1,650.8)	(249.6)	(4,381.7)

Financing Activities:
Increase (decrease) in short-term borrowings, net	(19.5)	(172.3)	2,353.5
Payments on long-term debt	—	(10.3)	(11.1)
Issuance of long-term debt	—	5.6	7.0
Dividends to shareholders	(351.5)	(304.2)	(278.8)
Repurchase of common stock	(880.5)	(418.5)	(25.6)
Issuance of common stock	241.4	155.9	120.5

Net cash provided by (used in) financing activities	(1,010.1)	(743.8)	2,165.5
Effect of exchange rate changes on cash and cash equivalents	(61.3)	(25.4)	6.4

Net change in cash and cash equivalents	123.6	1,059.4	(619.6)
Cash and cash equivalents at beginning of period	1,470.1	410.7	1,030.3

Cash and cash equivalents at end of period	$1,593.7	$1,470.1	$410.7

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$490.9	$150.9	$536.5
Interest	$56.9	$51.3	$38.3
Supplemental Noncash Investing and Financing Activities:
Issuance of common stock in connection with an acquisition	$57.5	$219.6	$—
Issuance of stock options in connection with an acquisition	$—	$14.5	$75.2
Reclassification of debentures from short-term to long-term debt	$—	$1,973.8	$—
Reclassification of debentures from long-term to short-term debt	$1,973.8	$—	$—

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements
(dollar amounts in millions, except per share data)

1.     Summary of Significant Accounting Policies

        Nature of Operations    Medtronic, Inc. (Medtronic or the Company) is a world leading medical technology company, providing lifelong solutions for people with chronic disease. The Company provides innovative products and therapies for use by medical professionals to meet the health care needs of their patients. Primary products include those for bradycardia pacing, tachyarrhythmia management, heart failure, atrial fibrillation, coronary vascular disease, endovascular disease, peripheral vascular disease, heart valve replacement, extracorporeal cardiac support, minimally invasive cardiac surgery, malignant and non-malignant pain, diabetes, urological disorders, gastroenterological ailments, movement disorders, spinal surgery, neurosurgery, neurodegenerative disorders and ear, nose and throat surgery.

        The Company is headquartered in Minneapolis, Minnesota, and markets its products primarily through a direct sales force in the United States (U.S.) and a combination of direct sales representatives and independent distributors in international markets. The main markets for products are the U.S., Western Europe, and Japan.

        Principles of Consolidation    The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated. The principles of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities" and Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements" are considered when determining whether an entity is subject to consolidation.

        Fiscal Year End    The Company utilizes a 52/53-week fiscal year, ending the last Friday in April. Fiscal year 2004 is the Company's first 53-week year, with the next 53-week year occurring in fiscal year 2010. As a result of the additional week, the Company's 2004 fiscal year and fourth quarter include 53 and 14 weeks, respectively, as opposed to 52 and 13 weeks, respectively, in both fiscal years 2003 and 2002. The Company's fiscal years 2004, 2003, and 2002 ended on April 30, 2004, April 25, 2003, and April 26, 2002, respectively.

        Reclassifications    Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

        Use of Estimates    The preparation of the financial statements in conformity with accounting principles generally accepted (GAAP) in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

        Cash Equivalents    The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are valued at cost, which approximate fair value.

        Investments    Investments in debt and equity securities that have readily determinable fair values are classified and accounted for as available-for-sale. Available-for-sale securities are recorded at fair value in short-term and long-term investments, with the change in fair value recorded, net of taxes, as a component of accumulated other non-owner changes in equity. All investments with readily determinable fair values are classified as available-for-sale at April 30, 2004 and April 25, 2003. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

        Certain of the Company's investments are strategic investments in companies that are in varied stages of development. The Company accounts for these investments, which are referred to as "minority investments," under the cost or the equity method of accounting, as appropriate. Publicly traded investments accounted for under the cost method are adjusted to fair value at the end of each quarter based on their quoted market price. The valuation of investments accounted for under the cost method that do not have quoted market prices is based on all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. Required adjustments to the carrying value of publicly traded investments are recorded in shareholders' equity as accumulated other non-owner changes in equity unless an unrealized loss is considered to be other-than-temporary. If an unrealized loss for any investment is considered to be other-than-temporary, the loss will be recognized in the statements of consolidated earnings in the period the determination is made. Investments accounted for under the equity method are recorded at the amount of the Company's investment and adjusted each period for the Company's share of the investee's income or loss and dividends paid. Investments accounted for under both the cost and equity methods are reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company's investment may not be recoverable. As of April 30, 2004 and April 25, 2003, the Company has $238.5 and $236.8, respectively, of minority investments, which are recorded as long-term investments in the consolidated balance sheets. Of these investments, $211.5 and $212.5, respectively, represent investments in companies that do not have quoted market prices.

        Inventories    Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances are as follows:

	April 30, 2004	April 25, 2003
Finished goods	$541.4	$592.3
Work in process	140.1	135.7
Raw materials	196.2	214.4

Total	$877.7	$942.4

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

	April 30, 2004	April 25, 2003	Lives
Land and land improvements	$83.5	$76.9	20 years
Buildings and leasehold improvements	820.1	751.4	Up to 40 years
Equipment	2,103.4	1,851.7	3-7 years
Construction in progress	197.3	192.9	— —

	3,204.3	2,872.9
Less: Accumulated depreciation	(1,496.0)	(1,289.9)

Property, plant and equipment, net	$1,708.3	$1,583.0

        Goodwill and Other Intangible Assets    Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," requires companies to cease amortization of goodwill. Goodwill represents the excess of the purchase price over the fair value of net assets, including in-process research and development, of acquired businesses. Other intangible assets consist primarily of purchased technology, patents, and trademarks and are amortized using the straight-line method over the estimated useful lives, ranging from 3 to 20 years.

        The Company reviews goodwill and other intangible assets for impairment annually, or more frequently if changes in circumstances or the occurrence of events suggest an impairment exists. The test for impairment of goodwill and other intangible assets requires the Company to make several estimates about fair value, most of which are based on projected future cash flows.

        Warranty Obligation    The Company offers a warranty on various products. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the costs to repair or otherwise satisfy the claim. The Company recorded $21.3 and $8.2 of warranty expense for the fiscal years ended April 30, 2004 and April 25, 2003, respectively. The warranty accrual as of April 30, 2004 and April 25, 2003 is $35.5 and $17.6, respectively.

        Self-Insurance    It is the Company's policy to self-insure the vast majority of its insurable risks including medical and dental costs, disability coverage, physical loss to property, business interruptions, workers' compensation, comprehensive general, and product liability. Insurance coverage is obtained for those risks required to be insured by law or contract. A provision for losses under the self-insured program is recorded and revised quarterly. The Company uses independent actuaries to estimate the aggregate liability for workers' compensation, disability, and a significant portion of the product liability exposure. Additionally, the Company uses claims data and historical experience to estimate necessary medical and dental liabilities. Based on historical loss trends, the Company believes that its self-insurance programs are adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have material adverse impact on the Company's consolidated financial statements.

        Retirement Benefit Plan Assumptions    The Company sponsors various retirement benefit plans, including defined benefit pension plans, defined contribution savings plans, post-retirement medical plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. Pension benefit and post-retirement medical plan costs include assumptions for the discount rate, retirement age, compensation rate increases, and the expected return on plan assets. Post-retirement medical plan costs also incorporate health care cost trend rate assumptions. Refer to Note 12 of the consolidated financial statements for additional information regarding the Company's retirement benefits.

        Periodically, the Company evaluates the discount rate, retirement age, compensation rate increases, expected return on plan assets, and health care cost trend rates of its pension benefit and post-retirement medical plans. In evaluating these assumptions, many factors are considered, including an evaluation of discount rates, compensation rate increases, expected return on plan assets, and health-care-cost trend rates of other companies, historical assumptions compared to actual results, current market conditions, and asset allocations as well as the views of leading financial advisors and economists. In evaluating the expected retirement age assumption, the Company considers the retirement ages of past employees eligible for pension and medical benefits together with expectations of future retirement ages.

        Due to the changing nature of these assumptions, it is reasonably possible that changes in these assumptions will occur in the near term and, due to the uncertainties inherent in setting assumptions, the effect of such changes could be material to the Company's consolidated financial statements.

        Revenue Recognition    The Company sells its products primarily through a direct sales force. Accordingly, a significant portion of the Company's revenue is generated from consigned inventory maintained at hospitals or with field representatives. For these products, revenue is recognized at the time the Company is notified that the product has been used or implanted. For all other transactions, the Company recognizes revenue when title to the goods and risk of loss transfer to customers providing there are no remaining performance obligations required of the Company or any matters requiring customer acceptance. In cases where the Company utilizes distributors or ships product directly to the end user, it recognizes revenue upon shipment provided all revenue recognition criteria have been met. The Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

        Research and Development    Research and development costs are expensed when incurred.

        Purchased In-Process Research and Development (IPR&D)    When the Company acquires another entity, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, net tangible assets, and goodwill. The Company's policy defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition, in accordance with accepted valuation methods, and includes consideration of the assessed risk of the project not being developed to a stage of commercial feasibility.

        Other Income/Expense    Other income/expense includes intellectual property amortization expense, royalty income and expense, realized minority investment gains and losses, realized foreign currency transaction and derivative gains and losses, and impairment charges.

        Stock-Based Compensation    The Company accounts for stock-based employee compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, the Company would record compensation expense if the quoted market price on the date of grant exceeds the exercise price. Compensation expense for stock options is calculated as the number of options granted multiplied by the amount the market price exceeds the exercise price. For options with a vesting period, the expense is recognized over the vesting period. Compensation expense is recognized immediately for options that are fully vested on the date of grant. The Company has not recognized any stock option related employee compensation expense in fiscal years 2004, 2003, or 2002.

        If the Company had elected to recognize compensation expense for its stock-based compensation plans based on the fair values at the grant dates, consistent with the methodology prescribed by SFAS

No. 123, "Accounting for Stock-Based Compensation," net earnings and earnings per share would have been reported as follows:

	Fiscal Year
	2004	2003	2002
Net Earnings:
As reported	$1,959.3	$1,599.8	$984.0
Additional compensation expense cost under the fair value method (1)	(172.2)	(179.3)	(159.6)

Pro forma	$1,787.1	$1,420.5	$824.4

Basic Earnings Per Share:
As reported	$1.61	$1.31	$0.81
Pro forma	1.47	1.17	0.68
Diluted Earnings Per Share:
As reported	$1.60	$1.30	$0.80
Pro forma	1.46	1.16	0.67

(1)
Additional compensation cost under the fair value method is net of related tax effects.

        For purposes of the pro forma disclosures above, the weighted average fair value per stock option granted in fiscal years 2004, 2003, and 2002 was $11.94, $12.27, and $16.25, respectively. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year
	2004	2003	2002
Assumptions
Risk-free interest rate	3.14%	3.01%	4.47%
Expected dividend yield	0.62%	0.55%	0.52%
Annual volatility factor	22.8%	26.3%	27.2%
Expected option term	5 years	5 years	7 years

        Foreign Currency Translation    Assets and liabilities are translated to U.S. dollars at year-end exchange rates, and the resulting gains and losses arising from the translation of net assets located outside the U.S. are recorded as a cumulative translation adjustment, a component of accumulated other non-owner changes in equity. Elements of the statements of consolidated earnings are translated at average exchange rates in effect during the year and foreign currency transaction gains and losses are included in other income/expense.

        Comprehensive Income and Accumulated Other Non-Owner Changes in Equity    In addition to net earnings, comprehensive income includes changes in foreign currency translation adjustments (including the change in current exchange rates, or spot rates, of net investment hedges), unrealized gains and losses on foreign exchange derivative contracts qualifying and designated as cash flow hedges, minimum pension liabilities, and unrealized gains and losses on available-for-sale marketable securities. Comprehensive income in fiscal years 2004, 2003, and 2002 was $2,043.4, $1,755.7, and $984.8, respectively.

        Presented below is a summary of activity for each component of accumulated other non-owner changes in equity for fiscal years 2004, 2003, and 2002:

	Cumulative Translation Adjustment	Unrealized Gain (Loss) on Foreign Exchange Derivatives	Minimum Pension Liability	Unrealized Gain (Loss) on Investments	Accumulated Other Non- Owner Changes in Equity
Balance April 27, 2001	$(177.9)	$—	$(3.8)	$12.9	$(168.8)
Period Change	(1.8)	20.9	3.8	(22.1)	0.8

Balance April 26, 2002	(179.7)	20.9	—	(9.2)	(168.0)
Period Change	227.1	(75.2)	(4.2)	8.2	155.9

Balance April 25, 2003	47.4	(54.3)	(4.2)	(1.0)	(12.1)
Period Change	80.7	7.3	(6.1)	2.2	84.1

Balance April 30, 2004	$128.1	$(47.0)	$(10.3)	$1.2	$72.0

        Translation adjustments are not adjusted for income taxes as substantially all translation adjustments relate to permanent investments in non-U.S. subsidiaries. The tax benefit (expense) on the unrealized gain (loss) on derivatives in fiscal years 2004, 2003, and 2002 was $(2.9), $43.9, and $(11.3), respectively. The tax benefit on the minimum pension liability was $3.3 and $2.3 in fiscal years 2004 and 2003, respectively. There was no minimum pension liability in fiscal year 2002. The tax benefit (expense) on the unrealized gain (loss) on investments in fiscal years 2004, 2003, and 2002 was $(1.2), $(4.4), and $11.9, respectively.

        Derivatives    SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, requires companies to recognize all derivatives as assets and liabilities on the balance sheet and to measure the instruments at fair value through earnings unless the derivative qualifies as a hedge. If the derivative is a hedge, depending on the nature of the hedge and hedge effectiveness, changes in the fair value of the derivative will either be recorded currently through earnings or recognized in accumulated other non-owner changes in equity until the hedged item is recognized in earnings. The changes in the fair value of the derivative will offset the change in fair value of the hedged asset, liability, net investment or probable commitment.

        The Company uses derivative instruments, primarily forward exchange contracts, to manage its exposure related to foreign exchange rate changes. The Company enters into contracts with major financial institutions that change in value as foreign exchange rates change. These contracts are designated either as cash flow hedges, net investment hedges or freestanding derivatives. It is the Company's policy to enter into forward exchange derivative contracts only to the extent true exposures exist; the Company does not enter into forward exchange derivative contracts for speculative purposes. Principal currencies hedged are the Euro and the Japanese Yen. All derivative instruments are recorded at fair value in the balance sheets.

        Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. Changes in value of derivatives designated as cash flow hedges are recorded in accumulated other non-owner changes in equity until earnings are affected by the variability of the underlying cash flows. At that time, the applicable amount of gain or loss from the derivative instrument, that is deferred in equity, is reclassified to earnings and is included in other income/expense or cost of products sold, depending on the underlying transaction that is being hedged.

        The purpose of net investment hedges is to hedge the long-term investment (equity) in foreign operations. The gains and losses related to the change in the forward exchange rates of the net investment hedges are recorded currently in earnings as other income/expense. The gains and losses based on changes in the current exchange rates, or spot rates, are recorded as a cumulative translation adjustment, a component of accumulated other non-owner changes in equity.

        In addition, the Company uses forward exchange contracts to offset its exposure to the change in value of certain foreign currency intercompany assets and liabilities. These forward exchange contracts are not designated as hedges, and therefore, changes in the value of these freestanding derivatives are recognized currently in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.

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

        Earnings Per Share    Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased from the proceeds of the potentially dilutive shares. Potentially dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan. Presented below is a reconciliation between basic and diluted weighted average shares outstanding (shares in millions):

	Fiscal Year
	2004	2003	2002
Basic	1,213.7	1,217.5	1,211.6
Effect of dilutive securities:
Employee stock options	10.0	8.7	10.9
Other	1.5	1.7	1.9

Diluted	1,225.2	1,227.9	1,224.4

        The calculation of weighted average diluted shares outstanding excludes options for approximately 14 million and 26 million common shares in fiscal years 2004 and 2003, respectively, as the exercise price of those options was greater than the average market price, resulting in an anti-dilutive effect on diluted earnings per share.

New Accounting Standards

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." In December 2003, the FASB issued a revised version of this Interpretation, FIN No. 46 (R). FIN No. 46 (R) provides criteria on the identification of variable interest entities and the determination of whether a variable interest holder should consolidate the variable interest entities. The initial Interpretation was immediately applicable to variable interest entities created subsequent to January 31, 2003 and the revised Interpretation was required in the fourth quarter of fiscal year 2004 for all entities created prior to February 1, 2003. Adoption did not have an impact on the Company's statements of consolidated earnings, financial position or cash flows.

        In November 2003 and March 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The consensus reached requires companies to apply new guidance for evaluating whether an investment is other-than-temporarily impaired and also requires quantitative and qualitative disclosure of debt and equity securities, classified as available-for-sale or held-to-maturity, that are determined to be only temporarily impaired at the balance sheet date. The Company has incorporated the required disclosures for investments accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as required in the fourth quarter of fiscal year 2004, and has chosen to early adopt the guidance related to evaluating other-than-temporary impairment. Disclosures for all investments outside the scope of SFAS No. 115 (cost and equity method investments) are required in the fourth quarter of fiscal year 2005. Adoption will not have an impact on the Company's statements of consolidated earnings, financial position or cash flows.

        In December 2003, the FASB issued SFAS No. 132 (revised 2003) "Employers' Disclosures about Pensions and Other Post-retirement Benefits." This standard increases the existing disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. The expanded disclosures require that plan assets be segregated by category, such as debt, equity and real estate, and that disclosures on certain expected rates of return be incorporated. SFAS No. 132 (R) also will require the Company to disclose various elements of pension and post-retirement benefit costs in interim-period financial statements. The Company adopted SFAS No. 132 (R) for the Company's U.S. plan in the fourth quarter of fiscal year 2004, resulting in additional disclosures in all periods presented in this report. The statement is effective for the Company's plans outside the U.S. starting in the fourth quarter of fiscal year 2005. Adoption will not have an impact on the Company's statements of consolidated earnings, financial position or cash flows.

        In April 2004, the FASB issued FASB Staff Position (FSP) FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (MMA). The FSP requires companies to assess the effect of MMA on their retirement-related benefit costs and obligations and reflect the effects in the financial statements, pursuant to SFAS 106, "Employer's Accounting for Post-retirement Benefits Other Than Pensions." In order to estimate the impact of the MMA, companies must first determine if the benefits provided under its plan are actuarially equivalent to the benefits provided under Part D of the MMA. If a company is unable to determine actuarial equivalency, due to the lack of authoritative guidance, the company is required to disclose the existence of the Act and the absence of any impact on the accumulated post-retirement benefit obligation and net periodic post-retirement benefit cost. Once actuarial equivalency is determined, the effect of the FSP is reflected either prospectively or retroactively and the impact is disclosed. The FSP is effective for the Company in the second quarter of fiscal year 2005. The Company is analyzing the impact of the standard and has not reflected any impact to the accumulated post-retirement benefit obligation and net periodic post-retirement benefit cost associated with the subsidy. Adoption is not expected to have a material impact on the Company's statements of consolidated earnings, financial position or cash flows.

2.     Business Combinations

Fiscal Year 2004

        On January 8, 2004, the Company acquired certain assets of Radius Medical Inc. (Radius), which was accounted for as a purchase of assets. Radius is a privately held corporation specializing in the research, development and manufacture of interventional guide wires and related products for the cardiovascular marketplace. The assets acquired from Radius will broaden and enhance the Company's existing guide wire product and technology portfolio. The consideration paid was $5.1, subject to purchase price increases, which would be triggered by the achievement of certain milestones. The $5.1 purchase price was allocated to intangible assets.

        On January 5, 2004, the Company also acquired substantially all of the assets of Premier Tool, Inc. (Premier Tool). Premier Tool is a privately held corporation engaged in the engineering and manufacturing of metal instruments used to implant spinal devices. The assets acquired will enhance the Company's current line of spinal instrumentation. The consideration paid was approximately $4.0. The purchase price was allocated primarily to other intangible assets and property and equipment, with the remainder allocated to goodwill.

        On November 19, 2003, the Company acquired all of the outstanding stock of Vertelink Corporation (Vertelink). Vertelink is a privately held development stage company that develops materials and techniques for "over-the-wire" spinal fixation devices that can achieve multi-level stabilization of the cervical, thoracic and lumbar spine. Key Vertelink products include the KOBRA Fixation System and the SST™ Spinal Fixation System. Both systems permit surgeons to place spinal instrumentation utilizing tissue-sparing, minimally invasive methods. At the time of the acquisition, the KOBRA system was being reviewed by the U.S. Food and Drug Administration (FDA) for 510K approval, which was subsequently obtained during the third quarter of fiscal year 2004. The Company expects that the SST System will obtain CE Mark to support European release within the next twelve months. Vertelink's products will further enhance the strategic initiative of the Company's Spinal business that focuses on Minimal Access Spinal Technologies (MAST).

        The consideration paid was approximately $22.1 in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones. In connection with the acquisition the Company has allocated $22.0 of the costs to IPR&D, which was expensed on the date of the acquisition, and the remaining amount to fixed assets and other intangible assets.

        On September 10, 2003, the Company acquired substantially all of the assets of TransVascular, Inc. (TVI). Prior to the acquisition, the Company had a minority investment in TVI, which was accounted for under the cost method of accounting. TVI develops and markets the CrossPoint TransAccess Catheter System, a proprietary delivery technology for several current and potential vascular procedures, such as the potential ability to deliver therapeutic agents, including cells, genes, and drugs to specific tissues throughout the body. The CrossPoint TransAccess Catheter System received FDA 510K clearance in 2002 and is indicated to facilitate the positioning and placement of catheters within the peripheral vasculature. This strategic acquisition is expected to complement the Company's current commitment to advance therapies and treatments by combining biologic and device therapies.

        The consideration paid was approximately $58.7 subject to purchase price increases, which would be triggered by the achievement of certain milestones. The initial consideration included approximately 1.2 million shares of Medtronic common stock valued at $57.5, the Company's prior investment in TVI and acquisition-related costs. The Medtronic common shares were valued based on the average of Medtronic's trading share prices several days before and after the date when the trading share prices to be issued became known. In connection with the acquisition of TVI, the Company acquired $27.3 of technology-based intangible assets that have an estimated useful life of 15 years and $1.9 of IPR&D that was expensed on the date of acquisition. Goodwill of $31.9 related to the acquisition was assigned entirely to the Vascular operating segment.

        The following table summarizes the allocation of the TVI purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$0.6
Property, plant and equipment	0.1
Other intangible assets, net	27.3
IPR&D	1.9
Goodwill	31.9
Deferred tax asset—long term	8.4

Total assets acquired	$70.2

Current liabilities	0.6
Deferred tax liability—long term	10.9

Total liabilities assumed	$11.5

Net assets acquired	$58.7

        The proforma impact of the results of Radius, Premier Tool, Vertelink and TVI was not significant, individually or in the aggregate, to the results of the Company for the fiscal year ended April 30, 2004. The goodwill recorded as a result of these acquisitions is not deductible for tax purposes. The results of operations related to each entity, or portion of the entity, acquired has been included in the Company's statements of consolidated earnings since the date each company was acquired.

Fiscal Year 2003

        On October 11, 2002, the Company acquired all of the outstanding common shares of Spinal Dynamics Corporation (SDC). Prior to the acquisition, the Company had a minority investment in SDC, which was accounted for using the cost method of accounting. SDC is a developer of an artificial cervical disc that is designed to maintain mobility of the cervical spine after surgery. This acquisition complements the Company's full suite of spinal surgery products.

        The consideration paid for SDC was approximately $254.3. The consideration included $5.3 in cash, approximately 5.0 million shares of The Company's common stock valued at $219.6, approximately 350,000 employee stock options valued at $14.5, fees and expenses associated with the merger, and the Company's prior investment in SDC totaling $14.0. Medtronic common shares were valued based on an average of Medtronic's trading share prices a few days before and after the date when the shares to be issued became known. Options were valued using the Black-Scholes option-pricing model. As part of the acquisition of SDC, the Company acquired $25.1 of technology-based intangible assets that have an expected useful life of 10 years, and $114.2 of IPR&D that was expensed on the date of acquisition. Goodwill of $115.7 related to this acquisition was assigned entirely to the Spinal, Ear, Nose, and Throat (ENT), and Surgical Navigation Technologies (SNT) operating segment.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in the SDC acquisition:

Current assets	$7.8
Property, plant and equipment	1.0
Intangible assets	25.1
IPR&D	114.2
Goodwill	115.7
Deferred tax asset long-term	5.2

Total assets acquired	$269.0

Current liabilities	$4.7
Deferred tax liability long-term	10.0

Total liabilities assumed	$14.7

Net assets acquired	$254.3

        The following unaudited pro forma data for the year ended April 25, 2003 sets forth the combined results of operations as if the acquisition of SDC had occurred on April 27, 2002. Since SDC reported its results based on calendar quarters, the unaudited pro forma results of operations for the year ended April 25, 2003 includes the results of operations for SDC for the six-month period ended September 30, 2002. The pro forma data gives effect to actual operating results of SDC prior to the acquisition, adjustments to eliminate material intercompany items between the Company and SDC, adjustments to reflect interest income foregone, increased intangible asset amortization, Medtronic shares issued, options payable in Medtronic stock that were assumed in the transaction, and income taxes. Pro forma net earnings for the year ended April 25, 2003 includes $114.2 of non-deductible charges related to IPR&D expensed as a result of the SDC acquisition.

Fiscal Year
2003
Net sales	$7,665.2
Net earnings	1,593.5
Earnings per common share:
Basic	$1.31
Diluted	$1.29

        The goodwill recorded as a result of this acquisition is not deductible for tax purposes. The results of SDC have been included in the Company's statements of consolidated earnings since the date of acquisition.

Fiscal Year 2002

        On April 19, 2002, the Company completed the acquisition of Kobayashi Pharmaceutical Co. Ltd.'s (Kobayashi) interest in a joint venture it had formed with the Company in 1996 to distribute spinal products in Japan. Kobayashi was acquired for $128.0 of cash, of which $58.0 will be paid over the next 7 years. The Company expects that this acquisition will accelerate revenues and earnings growth of spinal products by increasing its operating flexibility and reducing distribution overhead. In connection with the Kobayashi acquisition, the Company acquired a non-compete agreement valued at $39.4 with a useful life of 7 years, and customer and product-based intangible assets valued at $18.6, with a useful life of 12 years (approximately 9-year total weighted average useful life). Goodwill of $63.0 related to this acquisition was assigned entirely to the Spinal, ENT, and SNT operating segment.

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

        On December 18, 2001, the Company acquired all of the outstanding shares of Endonetics, Inc. (Endonetics) for cash consideration of $67.2, including fees and expenses associated with the merger. Endonetics develops diagnostic and therapeutic devices for the management of gastrointestinal diseases. The Company acquired Endonetics to accelerate the Company's entrance into the gastrointestinal market. Through effective integration, the Company expects to be able to reduce costs through economies of scale, and foster growth by leveraging common technologies and the Company's international distribution structure. In connection with the acquisition of Endonetics, the Company acquired $32.1 of technology-based intangible assets that have a useful life of 12 years, and $32.7 of IPR&D that was expensed on the date of acquisition. Goodwill of $11.1 related to the acquisition was assigned entirely to the Neurological and Diabetes operating segment.

        On August 28, 2001, the Company acquired all of the outstanding common shares of MiniMed, Inc. (MiniMed) and Medical Research Group, Inc. (MRG) for cash consideration totaling $3,807.2. MiniMed is the market leader in the design, development, manufacture and marketing of advanced medical systems for the treatment of diabetes. MRG designs and develops technologies related to implantable pumps and sensors used in the treatment of diabetes. These acquisitions represent a new platform to the Company, offering device-based medical solutions for the treatment of diabetes. The Company expects to drive growth by leveraging common technologies and its international distribution structure.

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

        The goodwill recorded as a result of these acquisitions is not deductible for tax purposes. The results of operations related to each entity, or portion of the entity, acquired has been included in the Company's statements of consolidated earnings since the date each company was acquired.

        In connection with the acquisitions of MiniMed and MRG, the Company formulated plans for workforce reductions, employee relocations, the closure and consolidation of sales offices in the U.S. and Europe, and the termination of certain contractual obligations. The costs of employee termination and relocation benefits related to the elimination or relocation of approximately 365 positions in the areas of manufacturing and distribution, administration, engineering, and sales and marketing. Contractual obligations relate to a distributor termination between MRG and an affiliated third-party, as well as the termination of MiniMed's distributors, which were located primarily in Europe and Japan.

        The purchase accounting liabilities recorded in connection with the MiniMed and MRG acquisitions are summarized below:

	Balance at April 26, 2002	Changes in Estimates	Utilized	Balance at April 25, 2003	Utilized	Balance at April 30, 2004
Facility reductions	$2.1	$0.5	$(1.4)	$1.2	$(1.2)	$—
Severance and relocation costs	7.4	(3.8)	(3.5)	0.1	(0.1)	—
Contractual obligations	13.9	(1.5)	(12.1)	0.3	(0.3)	—

Total	$23.4	$(4.8)	$(17.0)	$1.6	$(1.6)	$—

        During the third quarter of fiscal year 2003, the Company essentially completed the relocation of employees and settled the remaining contractual obligations. The remaining accruals related to these initiatives were reversed against goodwill as the original estimates differed from the actual results. The change in estimate for severance and relocation costs relates primarily to European employees who were identified for termination, but who were not terminated, as they were willing to take positions elsewhere with the Company. The change in estimate for contractual obligations relates primarily to the termination of a Japanese distributor at significantly better terms than originally anticipated. The fiscal year 2003 change in estimate for facility reductions relates to two facilities, which the Company assumed it would be able to sublease; however, the Company was unable to sublease these facilities. During fiscal year 2004, the remaining reserves related to the MiniMed and MRG acquisitions were utilized.

        The following unaudited pro forma data for the fiscal year ended April 26, 2002 sets forth the combined results of operations as if the acquisitions of SDC, VidaMed, Endonetics, MiniMed, and MRG, and the remaining portion of Kobayashi had occurred on April 28, 2001. The pro forma data gives effect to actual operating results prior to the acquisitions, adjustments to eliminate material intercompany items between MiniMed and MRG, adjustments to reflect increased interest expense, increased intangible asset amortization, increased fixed asset depreciation, and income taxes. Pro forma net earnings for the fiscal year ended April 26, 2002 includes $293.0 of non-deductible charges related to IPR&D; $20.4 of debt issuance costs, net of tax; $18.8 of non-deductible merger-related costs incurred by MiniMed prior to the acquisition; a $6.9 after-tax write-up of MiniMed inventory to fair value; and a $2.4 after-tax charge related to a settlement agreement entered into by MiniMed prior to the acquisition.

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

3.     Special, IPR&D, and Other Charges

        Special charges (such as certain litigation and restructuring charges), IPR&D, and other charges result from unique facts and circumstances that likely will not recur with similar materiality or impact on continuing operations. Special, IPR&D, and other charges taken during fiscal years 2004, 2003, and 2002 are as follows:

	Fiscal Year
	2004	2003	2002
Special charges:
Litigation	$—	$(8.0)	$244.9
Asset write-downs	—	8.9	6.9
Restructuring and other related charges	—	16.1	29.2
Gain on equity investment	—	—	(36.8)
Foundation contribution	—	—	47.6
Changes in restructuring obligation estimates	(4.8)	(14.5)	(1.0)

Total special charges	(4.8)	2.5	290.8
IPR&D	41.1	114.2	293.0
Acquisition-related debt issuance costs	—	—	32.0

Total special, IPR&D, and other charges, pre-tax	36.3	116.7	615.8
Less tax impact	1.8	4.2	(122.6)

Total special, IPR&D, and other charges	$38.1	$120.9	$493.2

        Special Charges    In fiscal year 2004, the Company recorded a $4.8 reversal of a previously established reserve related to the Vascular facility consolidation initiatives, which started in the first quarter of fiscal year 2003. The $4.8 change in estimate is a result of the following favorable outcomes in the execution of these initiatives: a decrease of $2.4 as a result of selling or utilizing existing assets which were previously identified for impairment; a decrease of $1.8 related to subleasing a facility earlier than anticipated; and a decrease of $0.6 in severance payments related to employees identified for elimination who found positions elsewhere in the Company.

        In fiscal year 2003, the Company recorded a $15.0 litigation settlement and a $25.0 charge related to facility consolidation initiatives in the Vascular operating segment. The litigation charges were offset by a $23.0 reversal for a final adjustment to a previously recognized settlement with a competitor on the rapid exchange perfusion delivery system and the reversal of $14.5 of previously recognized restructuring charges.

        The $25.0 Vascular facility consolidation initiative occurred during the first quarter of fiscal year 2003. The Company reorganized the Vascular research and development, clinical, regulatory and manufacturing functions, closed seven facilities in California and one in Florida, and identified 685 positions to be eliminated. In connection with this initiative, the Company recorded a $10.8 restructuring charge, an $8.9 asset write-down, and $5.3 of other restructuring-related charges. The $10.8 restructuring charge consisted of $4.6 for lease cancellations and $6.2 for severance costs. The $8.9 asset write-down related to assets that will no longer be utilized, including accelerated depreciation of assets held and used. The $5.3 of other restructuring-related charges related to incremental expenses incurred as a direct result of the Vascular restructuring initiative, primarily retention and productivity bonuses for services rendered by the employees prior to July 26, 2002, as well as equipment and facility moves. The other restructuring-related charges were incurred during the quarter the initiative was announced. The Vascular restructuring initiatives resulted in annualized operating savings between $35.0 and $40.0. Of the 685 positions identified for elimination, 629 have been eliminated as of April 30, 2004 and no further positions will be eliminated under these initiatives. This charge was offset by a reversal of $14.5 of previously established restructuring reserves no longer considered necessary. The first reversal of $8.9, which included $1.7 of asset write-downs, related to restructuring initiatives from the fourth quarter of fiscal year 2001 and the first quarter of fiscal year 2002. The outcome of these initiatives was favorable compared to initial estimates for two reasons. First, several employees who were in positions identified for termination found other jobs within the Company; and second, two sales offices that were initially identified for closure ultimately did not close. The second reversal of $5.6 related to distributor termination costs accrued in connection with the merger of PercuSurge Inc. (PercuSurge). The outcome of the PercuSurge distributor terminations was favorable to original estimates as a result of anticipated contractual commitments that did not materialize. These reserves were no longer considered necessary, as the initiatives have been completed.

        In fiscal year 2002, the Company recorded $244.9 of charges related to legal settlements. The largest of the settlements, payable to a competitor, was for $167.3 including interest and costs related to an April 2002 arbitration panel's ruling. This ruling found that the Company's rapid exchange perfusion delivery systems used in products for coronary angioplasty are not covered by the license that Arterial Vascular Engineering, Inc. (AVE) had acquired from C.R. Bard, Inc., and therefore infringed the competitor's patent. The Company stopped selling the rapid exchange perfusion delivery systems in U.S. markets during September 2001 as a result of a separate case brought by a competitor with respect to the same product. That case was decided in a July 2001 arbitration panel ruling and was recorded in the fourth quarter of fiscal year 2001. However, in the first quarter of fiscal year 2002, the Company recorded an additional charge of $27.0 related to the July 2001 arbitration award. This additional charge related to sales of a next-generation product, which was not part of the arbitration ruling in July 2001, and sales in fiscal year 2002 of the rapid exchange perfusion delivery systems covered under the arbitration award. In the fourth quarter of fiscal year 2002, the Company recorded a $21.9 charge related to the settlement of a patent infringement case brought by a competitor regarding certain cardiac surgery products. A non-product settlement charge of $19.6 was recorded in the third quarter of fiscal year 2002 and pertains to business matters that occurred in prior years and is protected by a confidentiality agreement. A litigation charge of $9.1 was incurred in the second quarter of fiscal year 2002. These charges were recorded when they became probable and could be reasonably estimated.

        Additionally, in fiscal year 2002, the Company also recorded a net charge of $35.1 to finalize the initiatives that were announced in the fourth quarter of fiscal year 2001. These initiatives related to (i) the restructuring of certain neurological sales offices, (ii) the reduction and consolidation of certain manufacturing operations, and (iii) the rationalization and reorganization of European sales organizations to further integrate acquisitions. In connection with the first initiative, the restructuring of certain neurological sales operations, the Company consolidated certain of its U.S. sales forces, resulting in the closure of 16 sales offices throughout the U.S., and the elimination of 102 positions. This initiative also included the termination of two distributor relationships in Asia and Australia, where the Company elected to sell through its own sales force. In connection with the second initiative, the reduction and consolidation of certain manufacturing operations, the Company closed two manufacturing operations in Asia that manufactured products for its Cardiac Surgery segment, moved certain manufacturing activities for its Cardiac Rhythm Management (CRM) segment from Minnesota to Arizona, closed one European manufacturing facility and restructured operations related to a second European manufacturing facility. Both European manufacturing facilities manufactured products for its Neurological segment. The closure, restructuring and relocation of these manufacturing operations resulted in the elimination of approximately 210 positions. In connection with the third initiative, the rationalization and reorganization of European sales offices, the Company closed 23 facilities that were merged into existing operations and terminated nine distributor arrangements. The majority of these 23 facility closures reduced redundant operations that existed since the acquisitions of Physio Control and Sofamor Danek in fiscal year 1999, and Xomed in fiscal year 2000. Distributor agreements were terminated in order to sell direct, utilizing the Company's existing distribution infrastructure. The rationalization and reorganization of European sales offices related to its CRM and Spinal, ENT, and SNT segments resulted in the elimination of approximately 150 positions. These restructuring initiatives resulted in annualized savings between $35.0 and $40.0. Included in this charge were $6.9 of write-downs for assets that will no longer be utilized and the reversal of a $1.0 reserve related to the fiscal year 2000 Latin America restructuring initiatives no longer considered necessary as the restructuring initiatives were complete. The actual outcome of the Latin America restructuring initiative was favorable to the original estimate mainly as a result of certain assets held for disposal, which were disposed of at more favorable terms than originally estimated.

        A summary of all remaining reserves related to restructuring initiatives is presented below (fiscal year 2003 initiative):

	Balance at April 25, 2003	Changes in Estimates	Utilized in 2004	Balance at April 30, 2004
Facility reductions	$3.0	$(1.8)	$(1.2)	$—
Severance and related costs	0.9	(0.6)	(0.3)	—
Contractual obligations	—	—	—	—

Total	$3.9	$(2.4)	$(1.5)	$—

        As of April 30, 2004, all reserves related to previous restructuring charges have been either reversed or utilized, as noted above.

        In fiscal year 2002, the Company also recorded a $36.8 gain on an equity investment, with a fair market value of $47.6, that was contributed to the Medtronic Foundation.

        IPR&D    In the fourth quarter of fiscal year 2004, the Company entered into an agreement which provides an option to purchase substantially all the assets of a certain third-party entity. The Company holds a minority investment in this entity and as a result of this new agreement, has applied the equity method of accounting to this investment. At the date of the agreement, $17.2 of the amount paid for the investment was expensed for IPR&D related to cardiac surgery devices under development that had not yet reached technological feasibility.

        During the third quarter of fiscal year 2004, the Company acquired Vertelink. At the date of the acquisition, $22.0 of the purchase price was expensed for IPR&D related to spinal fixation devices that had not yet reached technological feasibility and had no future alternative use. One of these devices, the KOBRA Fixation System, has since received FDA approval. The technology will be adapted for use in manufacturing spinal fixation devices that can achieve multi-level stabilization of the cervical, thoracic and lumbar spine. Prior to the acquisition, the Company did not have a comparable product under development. The acquisition of Vertelink is expected to further enhance the strategic initiative of the Company's Spinal business that focuses on MAST. In fiscal year 2004, the Company incurred $0.6 in costs and expects to incur costs totaling $1.6 in fiscal year 2005, $0.7 in fiscal year 2006, and $0.6 in fiscal year 2007 to bring these products to commercialization in the U.S. These costs are being funded by internally generated cash flows.

        During the second quarter of fiscal year 2004, the Company acquired TVI. At the date of acquisition, $1.9 of the purchase price was expensed for IPR&D related to a cell and agent delivery device that had not yet reached technological feasibility and had no future alternative use. This device will be used to deliver cells, genes and drugs to specific tissues throughout the body. Prior to the acquisition, the Company did not have a comparable product under development. The acquisition of TVI is expected to complement the Company's current commitment to advance therapies and treatments by combining biologic and device therapies. In fiscal year 2004, the Company incurred $1.9 in costs and expects to incur costs totaling $3.5 in fiscal year 2005, $4.2 in fiscal year 2006, $4.0 in fiscal year 2007, $5.0 in fiscal year 2008, and $5.0 in fiscal year 2009 to bring this product to commercialization in the U.S. These costs are being funded by internally generated cash flows.

        In the second quarter of fiscal year 2003, the Company acquired SDC. At the date of acquisition, $114.2 of the purchase price was expensed for IPR&D related to the BRYAN Cervical Disc System (BRYAN Disc), which had not yet reached technological feasibility in the U.S. and had no alternative future use. The BRYAN Disc is an artificial cervical disc featuring a shock-absorbing elastomer designed to replace and mimic the functionality of natural intervertebral discs removed from a patient during spinal surgery. Prior to this acquisition, the Company did not have a product with comparable technology under development, and the acquisition of SDC was expected to accelerate the Company's entry into the arena of artificial cervical discs. At the time of acquisition, SDC had received approval from the FDA for an investigational device exemption allowing SDC to proceed with human clinical studies, which must be completed before regulatory approval can be obtained in the U.S. In fiscal year 2004, the Company incurred $3.0 in costs and expects to incur $1.7 in fiscal year 2005 and $0.6 in fiscal year 2006 to bring this product to commercialization in the U.S. These costs are being funded by internally generated cash flows.

        In the third quarter of fiscal year 2002, the Company acquired Endonetics. At the date of the acquisition, $32.7 of the purchase price was expensed for IPR&D related to the Gatekeeper Reflux Repair System (Gatekeeper), which had not yet reached technological feasibility and had no alternative future use. The Gatekeeper is a therapeutic medical device comprised of hydrogel prostheses that are implanted in the esophageal wall. After implantation, the hydrogel prostheses swell in size and create a mechanical barrier that prevents stomach acids from entering the esophagus. At the time of acquisition, the Company did not have a therapeutic product offering in the Gastroesophageal Reflux Disease (GERD) market. The Company believes the Gatekeeper device will distinguish itself in this market by its ease of use, ability to reduce treatment costs associated with extended drug therapies, and its less invasive approach to treating GERD. At the time of acquisition, the Gatekeeper device was in human clinical trials, which must be completed before regulatory approval can be obtained in the U.S. In fiscal year 2004, the Company incurred $1.0 in costs, and expects to incur $2.0 in fiscal year 2005 and $1.0 in fiscal year 2006 to bring this product to commercialization. These costs are being funded by internally generated cash flows.

        In the second quarter of fiscal year 2002, the Company acquired MiniMed. At the date of the acquisition, $35.4 of the purchase price was expensed for IPR&D related to a disposable pump that had not yet reached technological feasibility and had no alternative future use. Disposable pumps are designed to be used as an infusion system that is attached to the body using an adhesive that delivers a pre-set constant rate of drug. At the time of the acquisition, MiniMed did not have a primary product offering in the insulin-using Type 2 diabetes market and believed that the disposable pump would distinguish itself in the Type 2 market by its convenience and ease of use. Subsequent to this acquisition, the Company performed an in-depth evaluation of the underlying technology related to this project. As a result of this evaluation, in the second quarter of fiscal year 2003, the Company discontinued its current project to bring the disposable pump to commercialization utilizing this technology. Instead, the Company is pursuing a disposable pump project under a different technology platform.

        Also in the second quarter of fiscal year 2002, the Company acquired MRG. At the date of acquisition, $224.9 of the purchase price was expensed for IPR&D related to a long-term glucose sensor and an implantable glucose monitoring sensor that had not yet reached technological feasibility and had no alternative future use. At the time of the acquisition, MRG had no product offerings in the diabetes market; however, these projects were expected to enable MRG to enter this high potential implantable market. The long-term glucose sensor is designed to be used with an implantable pump to automatically maintain glucose levels by continuously monitoring and adjusting the rate of insulin infusion without the need for frequent intervention by the physician or patient. At the time of the acquisition, the long-term glucose sensor was in human clinical trials, which need to be completed before regulatory approval can be obtained in the U.S. The implantable glucose monitoring system is used by patients to monitor glucose levels. At the time of the acquisition, MRG had received approval from the FDA for the investigational device exemption allowing MRG to proceed with clinical studies. In fiscal year 2004, the Company incurred $6.0 in costs and expects to incur $6.0 to $9.0 of annual costs in fiscal years 2005 and 2006, to bring this product to commercialization. These costs are being funded by internally generated cash flows. The fair values assigned to the long-term glucose sensor and to the implantable glucose monitoring system were $219.7 and $4.4, respectively. Other minor product categories were valued at $0.8.

        The Company is responsible for the valuation of IPR&D charges. The values assigned to IPR&D are based on valuations that have been prepared using methodologies and valuation techniques consistent with those used by independent appraisers. All values were determined by identifying research projects in areas for which technological feasibility had not been established. Additionally, the values were determined by estimating the revenue and expenses associated with a project's sales cycle and the amount of after-tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

        At the time of acquisition, the Company expects all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability were not achieved, the Company would likely look to other alternatives to provide these therapies.

        Acquisition-Related Debt Issuance Costs    Debt issuance costs in fiscal year 2002 consisted of costs incurred to issue contingent convertible debentures totaling $2,012.5 in September 2001. The total costs incurred to issue the debentures were $32.0, which are recorded in interest expense. The net proceeds from the debentures were used to repay a substantial portion of the bridge financing obtained in connection with the acquisitions of MiniMed and MRG. See Note 6 for more information regarding these debentures.

4.     Financial Instruments and Investments

        Investments    The carrying amounts of cash and cash equivalents approximate fair value due to their short maturities. Investments in debt and equity securities that have readily determinable fair values are classified and accounted for as available-for-sale. Available-for-sale securities are recorded at fair value in short-term and long-term investments, with the change in fair value recorded, net of taxes, as a component of accumulated other non-owner changes in equity. All investments with readily determinable fair values are classified as available-for-sale at April 30, 2004 and April 25, 2003.

        The Company's minority investments are accounted for under the cost or equity method of accounting, as appropriate. Publicly traded investments accounted for under the cost method are adjusted to fair value at the end of each quarter based on their quoted market price. The valuation of investments accounted for under the cost method that do not have quoted market prices is based on all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. Required adjustments to the carrying value of publicly traded investments are recorded in shareholders' equity as accumulated other non-owner changes in equity unless an unrealized loss is considered to be other-than-temporary, in which case the loss is recognized in the statements of consolidated earnings in the period the determination is made. Investments accounted for under the equity method are recorded at the amount of the Company's investment and adjusted each period for the Company's share of the investee's income or loss and dividends paid. The fair value of equity method investments is not readily available; therefore, for purposes of the table below, the cost and fair value of the Company's equity method investments are the same.

        Information regarding the Company's short-term and long-term investments is as follows:

	Fiscal Year
	2004		2003		2002
	Debt	Equity	Debt	Equity	Debt	Equity
Cost	$1,563.7	$224.6	$380.8	$237.3	$513.9	$260.3
Gross unrealized gains	0.2	15.2	0.7	1.5	0.8	1.2
Gross unrealized losses	(12.3)	(1.3)	(1.6)	(2.0)	(2.9)	(13.3)

Fair value	$1,551.6	$238.5	$379.9	$236.8	$511.8	$248.2

Proceeds from sales	$1,445.1	$28.1	$542.6	$2.9	$880.2	$60.8

Net gains realized	$3.0	$14.3	$3.7	$0.6	$12.0	$39.9

Impairment losses recognized	$—	$28.3	$3.0	$42.2	$—	$2.0

        As of April 30, 2004, the Company has no investments that have been in an unrealized loss position for greater than one year. The Company's investments are evaluated quarterly for changes in circumstance or the occurrence of events that suggest an investment may not be recoverable. Other-than-temporary impairment charges are reflected in other income/expense in the accompanying statements of consolidated earnings.

        Gains and losses recognized upon sale of available-for-sale debt instruments are recorded as interest income/expense. Gains or losses from the sale of available-for-sale equity instruments are recorded as other income/expense in the accompanying statements of consolidated earnings. Gains and losses from the sale of investments are calculated based on the specific identification method.

        Derivatives and Foreign Exchange Risk Management    The Company uses operational and economic hedges, as well as forward exchange derivative contracts to manage the impact of foreign exchange rate changes on earnings and cash flows. In order to reduce the uncertainty of foreign exchange rate movements, the Company enters into derivative instruments, primarily forward exchange contracts, to manage its exposure related to foreign exchange rate changes. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets, liabilities, net investments, and probable commitments. At inception of the forward contract, the derivative is designated as either a freestanding derivative, net investment hedge, or cash flow hedge. Principal currencies hedged are the Euro and the Japanese Yen. The Company does not enter into forward exchange derivative contracts for speculative purposes.

        Notional amounts of these contracts outstanding at April 30, 2004 and April 25, 2003 were $2,420.7 and $2,469.0, respectively. All derivative instruments are recorded at fair value in the consolidated balance sheets, as a component of prepaid expenses and other current assets or other accrued expenses, depending upon the gain or loss position of the contract. Aggregate foreign currency gains/(losses) were $(177.8), $(30.1), and $74.6 in fiscal years 2004, 2003 and 2002, respectively. These gains/(losses), which were offset by gains/(losses) on the related assets, liabilities, and transactions being hedged, were recorded in either other income/expense or cost of products sold in the accompanying consolidated statements of earnings. As a result of hedging inventory-related forecasted transactions, the Company recognized a $9.4 gain in cost of products sold in fiscal year 2004; the remaining $(187.2) loss was recognized in other income/expense in the accompanying statements of consolidated earnings.

        Freestanding derivative forward contracts are used to offset the Company's exposure to the change in value of certain foreign currency intercompany assets and liabilities. These derivatives are not designated as hedges, and therefore, changes in the value of these forward contracts are recognized currently in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities. The aggregate foreign currency transaction gains/(losses) were $11.1, $1.0, and $2.0 in fiscal years 2004, 2003 and 2002, respectively, and are recognized in other income/expense.

        Net investment hedges are used to hedge the long-term investment (equity) in foreign operations. Net gains/(losses) related to changes in the current rates, or spot rates, were $(60.1) and $(13.9) during fiscal years 2004 and 2003, respectively, and recorded as a cumulative translation adjustment, a component of accumulated non-owner changes in equity. Net gains/(losses) associated with changes in forward rates of the contracts totaled $8.4 and $8.9 in fiscal years 2004 and 2003, respectively, and are reflected in other income/expense. There were no net investment hedges consummated in fiscal year 2002.

        Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions, denominated in a foreign currency, that will take place in the future. Net gains/(losses) related to the Company's outstanding cash flow hedges totaled $(47.0) and $(54.3) in fiscal years 2004 and 2003, respectively, and were recorded in accumulated non-owner changes in equity. During fiscal years 2004, 2003, and 2002, the Company's net gains/(losses) related to the settlement of cash flow hedges were $(197.3), $(40.0), and $72.6, respectively. In fiscal year 2004, losses of $(206.7) were recorded as other income/expense and gains of $9.4 were recorded in cost of products sold. In fiscal years 2003 and 2002, net gains/(losses) were recorded in other income/expense. No gains or losses relating to ineffectiveness of cash flow hedges were recognized in earnings during fiscal years 2004, 2003, or 2002. No hedges were derecognized or discontinued during fiscal years 2004, 2003, or 2002.

        The following table summarizes activity in accumulated non-owner changes in equity related to all derivatives classified as cash flow hedges in fiscal years 2004, 2003, and 2002 (amounts are net of tax):

Beginning balance, April 28, 2001	$—
Cumulative effect of adoption of SFAS No. 133	35.7
Net gains reclassified to earnings	(44.8)
Change in fair value of hedges	30.0

Accumulated derivative gains, April 26, 2002	$20.9
Net losses reclassified to earnings	17.7
Change in fair value of hedges	(92.9)

Accumulated derivative losses, April 25, 2003	$(54.3)
Net losses reclassified to earnings	103.2
Change in fair value of hedges	(95.9)

Accumulated derivative losses, April 30, 2004	$(47.0)

        The Company expects that the $47.0, net of tax, in accumulated derivative losses at April 30, 2004 will be reflected in the statement of consolidated earnings over the next twelve months.

        Concentrations of Credit Risk    Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of interest-bearing investments, forward exchange derivative contracts, and trade accounts receivable.

        The Company maintains cash and cash equivalents, investments, and certain other financial instruments (including forward exchange contracts) with various major financial institutions. The Company performs periodic evaluations of the relative credit standings of these financial institutions and limits the amount of credit exposure with any one institution.

        Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with national health care systems in many countries. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of the economies of those countries. As of April 30, 2004 and April 25, 2003, no customer represented more than 10% of the outstanding accounts receivable.

5.     Goodwill and Other Intangible Assets

        The changes in the carrying amount of goodwill for fiscal years 2004 and 2003 are as follows:

	Fiscal Year
	2004	2003
Beginning balance	$4,183.8	$4,034.6
Goodwill as a result of acquisitions	32.6	115.7
Purchase accounting adjustments, net	(0.2)	(7.7)
Currency adjustment, net	20.7	41.2

Ending balance	$4,236.9	$4,183.8

        The Company completed its fiscal year 2004 impairment test of all goodwill and concluded there was no impairment.

        Balances of acquired intangible assets, excluding goodwill, are as follows:

	Purchased Technology and Patents	Trademarks and Tradenames	Other	Total
Amortizable intangible assets as of April 30, 2004:
Original cost	$901.9	$264.7	$224.8	$1,391.4
Accumulated amortization	(245.0)	(70.6)	(76.5)	(392.1)

Carrying value	$656.9	$194.1	$148.3	$999.3

Weighted average original life (in years)	14.0	10.0	10.1

Amortizable intangible assets as of April 25, 2003:
Original cost	$849.3	$264.7	$229.4	$1,343.4
Accumulated amortization	(183.8)	(44.1)	(82.5)	(310.4)

Carrying value	$665.5	$220.6	$146.9	$1,033.0

Weighted average original life (in years)	13.9	10.0	9.9

        Amortization expense for fiscal years 2004, 2003, and 2002 was approximately $116.0, $105.8, and $63.5, respectively.

        Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets is as follows:

Fiscal Year	Amortization Expense
2005	$110.0
2006	107.2
2007	102.2
2008	97.8
2009	89.4
Thereafter	492.7

$999.3

6.     Financing Arrangements

        Debt consisted of the following:

	Average Interest Rate	Maturity by Fiscal Year	April 30, 2004	April 25, 2003
Short-Term Borrowings
Contingent convertible debentures	1.25%	2005-2022	$1,973.8	$—
Commercial paper	1.1%	2005	249.8	250.0
Bank borrowings	1.5%	2005	128.6	130.7
Current portion of long-term debt	5.1%	2005	6.0	4.6

Total Short-Term Borrowings			$2,358.2	$385.3

Long-Term Debt
Contingent convertible debentures	1.25%	2005-2022	$—	$1,973.8
Other	4.9%	2006-2009	1.1	6.5

Total Long-Term Debt			$1.1	$1,980.3

        Contingent Convertible Debentures    In September 2001, the Company completed a $2,012.5 private placement of contingent convertible debentures due September 2021. Interest is payable semiannually and accrues at 1.25% per annum. Each debenture is convertible into shares of the Company's common stock at an initial conversion price of $61.81 per share. The conversion price of the debentures will be adjusted based on the occurrence of specified events, including a stock split, stock dividend, or cash dividend exceeding 15% of the Company's market capitalization. The net proceeds from this offering were used to repay a substantial portion of the bridge financing obtained in connection with the acquisitions of MiniMed and MRG.

        In September 2002, as a result of certain holders of the debentures exercising their put options, the Company repurchased $38.7, or 1.9%, of the debentures for cash. The Company may be required to repurchase the remaining securities at the option of the holders in September 2004, 2006, 2008, 2011, or 2016. Twelve months prior to the put options becoming exercisable, the remaining balance of the contingent convertible debentures will be reclassified to short-term borrowings. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt. Accordingly, during the second quarter of fiscal year 2004, $1,973.8 of contingent convertible debentures were reclassified from long-term debt to short-term borrowings as a result of the September 2004 put option. For put options exercised by the holders, the purchase price is equal to the principal amount of the debentures plus any accrued and unpaid interest on the debentures to the repurchase date. If the repurchase option is exercised, the Company may elect to repurchase the debentures with cash, common stock, or a combination thereof. The Company may elect to redeem the debentures for cash at any time after September 2006.

        Commercial Paper    The Company maintains a $1,500.0 commercial paper program. This program allows the Company to issue debt securities with maturities up to 364 days from the date of issuance. At April 30, 2004 and April 25, 2003, outstanding commercial paper totaled $249.8 and $250.0, respectively. During fiscal year 2004, the weighted average original maturity of the commercial paper outstanding was approximately 30 days and the weighted average interest rate was 1.1%. During fiscal year 2003, the weighted average original maturity of the commercial paper outstanding was approximately 44 days and the weighted average interest rate was 1.6%.

        Bank Borrowings    Bank borrowings consist primarily of borrowings from non-U.S. banks at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

        Credit Arrangements    The Company has existing lines of credit of approximately $1,962.9 with various banks, of which approximately $1,586.6 was available at April 30, 2004. The existing lines of credit include two syndicated credit facilities totaling $1,250.0 with various banks, which the Company signed on January 24, 2002. The two credit facilities originally consisted of a 364-day $750.0 facility and a five-year $500.0 facility. In January 2003, the Company reduced the 364-day facility to $500.0 and increased the five-year facility to $750.0, which will expire on January 24, 2007. The 364-day facility was also amended to provide the Company with the option to extend the maturity date on any outstanding loans under this facility by up to one year beyond the termination date of the facility. In January 2004, the $500.0 364-day facility was renewed. The credit facilities provide backup funding for the commercial paper program and may also be used for general corporate purposes.

        Interest rates on these borrowings are determined by a pricing matrix, based on the Company's long-term debt ratings, assigned by Standard and Poor's Ratings Group and Moody's Investors Service. Facility fees are payable on the credit facilities and determined in the same manner as the interest rates. Under terms of the agreements, the consolidated tangible net worth of the Company must at all times be greater than or equal to $1,040.4, increased by an amount equal to 100% of the net cash proceeds from any equity offering occurring after January 24, 2002. The Company's consolidated tangible net worth, defined as consolidated assets less goodwill, intangible assets (other than patents, trademarks, licenses, copyrights and other intellectual property, and prepaid assets), and consolidated liabilities at April 30, 2004 and April 25, 2003 was $4,691.8 and $3,579.1, respectively. The agreements also contain other customary covenants and events of default, all of which the Company remains in compliance with as of April 30, 2004.

        Maturities of long-term debt, including capital leases, for the next five fiscal years are as follows:

Fiscal Year	Obligation
2005	$1,979.8
2006	0.5
2007	0.3
2008	0.2
2009	0.1
Thereafter	—

Total long-term debt	$1,980.9
Less: Current portion of long-term debt	(1,979.8)

Long-term portion of long-term debt	$1.1

        The Company entered into an agreement that expires in fiscal year 2006, to sell, at its discretion, specific pools of its trade receivables in Japan. Additionally, in fiscal year 2003, the Company entered into a transaction to sell specific pools of its trade receivables in Spain. During fiscal years 2004 and 2003, the Company sold approximately $23.0 and $82.7, respectively, of its trade receivables to financial institutions. The decrease in receivables sold since April 25, 2003 is a result of Spain no longer selling its receivables, and Japan reducing the amount of receivables sold. The discount cost related to the sales was insignificant and recorded in interest income/expense in the accompanying statements of consolidated earnings. In March 2004, the Company entered into an agreement to sell specific pools of receivables in Italy amounting to $33.3 for anticipated proceeds of approximately $33.0. There is a three-month confirmation period at which time the Company anticipates to collect the proceeds and record the discount in interest income/expense.

        In the third quarter of fiscal year 2004, the Company began lending certain fixed income securities to enhance its investment income. These lending activities are collateralized at an average rate of 102%, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 30, 2004 was $275.2.

7.     Interest (Income)/Expense

        Interest income and interest expense for fiscal years 2004, 2003, and 2002 are as follows:

	Fiscal Year
	2004	2003	2002
Interest income	$(59.3)	$(40.0)	$(70.6)
Interest expense	56.5	47.2	77.2

Interest (income)/expense	$(2.8)	$7.2	$6.6

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

	Fiscal Year
	2004	2003	2002
Interest expense	$0.6	$1.1	$1.4
Dividends paid	(4.3)	(3.9)	(3.7)
Compensation expense	6.5	9.1	4.2

Total expense	$2.8	$6.3	$1.9

        Shares of common stock acquired by the plan are allocated to each employee in amounts based on Company performance and the employee's annual compensation. Allocations of 2.50%, 2.50%, and 2.57% of qualified compensation were made to plan participants' accounts in fiscal years 2004, 2003, and 2002, respectively. The Company match on the supplemental retirement plan is made in the form of an annual allocation of Medtronic stock to the participants' ESOP account and the expense to the Company related to this match is included in the previous table.

        At April 30, 2004 and April 25, 2003, cumulative allocated shares remaining in the trust were 11,909,349 and 11,135,541 and unallocated shares were 2,899,888 and 4,528,783, respectively. Of the remaining unallocated shares at April 30, 2004 and April 25, 2003, 1,779,147 and 1,628,895, respectively, were committed to be allocated. Unallocated shares are released based on the ratio of current debt service to total remaining principal and interest. The loan from the Company to the ESOP is payable over the shorter of 20 years, ending on April 30, 2010 or at the point all shares have been allocated to participants. It is anticipated that fiscal year 2005 will be the last year of the ESOP, as it is expected that all shares will be either allocated or committed for allocation at April 29, 2005. Interest is payable annually at a rate of 9.0%. The receivable from the ESOP is recorded as a reduction of the Company's shareholders' equity and allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of basic earnings per share.

10.   Stock Purchase and Award Plans

        2003 Long-Term Incentive Plan    In August 2003, the 2003 long-term incentive plan was approved by the Company's shareholders. The 2003 plan provides for the grant of nonqualified and incentive options, stock appreciation rights, restricted stock, performance shares, and other stock and cash-based awards. The total number of shares available for future grants at April 30, 2004 under the Plan was 60.0 million. At April 30, 2004, no shares had been granted from this Plan.

        1994 Stock Award Plan    The 1994 stock award plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, restricted stock, performance shares, and other stock-based awards. There were 5.3 million shares available under this plan for future grants at April 30, 2004.

        Nonqualified stock options and other stock awards are granted to officers and key employees at prices not less than fair market value at the date of grant.

        In fiscal year 1998, the Company adopted a stock compensation plan for outside directors which replaced the provisions in the 1994 stock award plan relating to awards granted to outside directors. The table below includes awards granted under the 1998 plan, which at April 30, 2004 had 2.4 million shares available for future grants.

        A summary of nonqualified option transactions is as follows:

	Fiscal Year
	2004		2003		2002
	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price
Beginning balance	69,243	$40.24	56,662	$37.34	42,267	$33.11
Granted	18,034	46.74	19,609	44.67	18,976	44.10
Exercised	(5,152)	29.28	(4,433)	20.29	(2,912)	16.44
Canceled	(3,246)	45.81	(2,595)	44.28	(1,669)	43.66

Outstanding at year end	78,879	$42.22	69,243	$40.24	56,662	$37.34

Exercisable at year end	44,213	$39.40	38,163	$36.78	29,045	$32.38

        A portion of the stock options assumed as a result of certain acquisitions in fiscal years 1996 through 2002 remain outstanding. A summary of stock options assumed as a result of these acquisitions is as follows:

	Fiscal Year
	2004		2003		2002
	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price
Beginning balance	6,239	$22.16	8,002	$20.83	8,086	$15.94
Granted	—	—	347	1.04	2,684	34.16
Exercised	(1,818)	19.51	(2,000)	13.29	(2,438)	16.70
Canceled	(60)	84.81	(110)	19.83	(330)	40.05

Outstanding at year end	4,361	$22.40	6,239	$22.16	8,002	$20.83

Exercisable at year end	4,361	$22.40	6,186	$22.10	7,620	$20.58

        A summary of stock options as of April 30, 2004, including options assumed as a result of acquisitions, is as follows:

			Options Outstanding			Options Exercisable
Range of Exercise Prices			Options (in thousands)	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life (in years)	Options (in thousands)	Wtd. Avg. Exercise Price
$0.01	-	$2.50	4	$0.78	3.7	4	$0.78
2.51	-	5.00	103	4.20	2.0	103	4.20
5.01	-	7.50	1,278	6.43	1.0	1,258	6.42
7.51	-	10.00	392	9.21	1.3	392	9.21
10.01	-	20.00	3,444	15.66	2.8	3,444	15.66
20.01	-	30.00	5,633	24.39	3.4	5,633	24.39
30.01	-	40.00	12,149	34.40	5.1	11,018	33.92
40.01	-	50.00	48,341	45.13	8.3	18,338	44.68
50.01	-	69.82	11,896	52.50	6.8	8,384	52.82

$0.01	-	$69.82	83,240	$41.18	6.9	48,574	$37.87

        Nonqualified options are normally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25% of the shares under option; however, certain nonqualified options granted are exercisable immediately. Nonqualified options generally have a contractual option term of 10 years, provided the optionee's employment with the Company continues.

        Restricted stock, performance shares and other stock awards are dependent upon continued employment and, in the case of performance shares, achievement of certain performance objectives. These awards are expensed over their vesting period, ranging from three to five years. Total expense recognized for restricted stock, performance share and other stock awards was $12.9, $7.6, and $10.2 in fiscal years 2004, 2003, and 2002, respectively.

        Stock Purchase Plan    The stock purchase plan enables employees to contribute up to the lesser of 10% of their wages or the statutory limit under the U.S. Internal Revenue Code toward the purchase of the Company's common stock at 85% of the market value. Employees purchased 2,140,770 shares at $38.73 per share in fiscal year 2004. As of April 30, 2004, plan participants have had approximately $35.2 withheld to purchase Company common stock at 85% of the market value on the first or last day of the plan year ending October 31, 2004, whichever is less.

11.   Income Taxes

        The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes are:

	Fiscal Year
	2004	2003	2002
U.S.	$1,262.5	$1,265.0	$795.9
International	1,534.4	1,076.3	728.3

Earnings before income taxes	$2,796.9	$2,341.3	$1,524.2

        The provision for income taxes consists of:

	Fiscal Year
	2004	2003	2002
Current tax expense:
U.S.	$344.8	$247.3	$325.0
International	395.0	256.3	163.9

Total current tax expense	739.8	503.6	488.9
Deferred tax expense (benefit):
U.S.	116.9	236.4	50.4
International	(19.1)	1.5	0.9

Net deferred tax expense	97.8	237.9	51.3

Total provision for income taxes	$837.6	$741.5	$540.2

        Deferred taxes arise because of the different treatment between financial statement accounting and tax accounting, known as "temporary differences." The Company records the tax effect of these temporary differences as "deferred tax assets" and "deferred tax liabilities." Deferred tax assets generally represent items that can be used as a tax deduction or credit in a tax return in future years for which the Company has already recorded the tax benefit in the statement of consolidated earnings. The Company establishes valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. The Company has established valuation allowances related to certain acquisitions that, if not utilized, will reduce goodwill; these allowances were approximately $45.3 and $41.3 for fiscal years 2004 and 2003, respectively. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred or expense has already been taken as a deduction on the Company's tax return, but has not yet been recognized as an expense in the statements of consolidated earnings. Deferred tax assets/(liabilities) are comprised of the following:

	Fiscal Year
	2004	2003
Deferred tax assets:
Inventory (intercompany profit in inventory and excess of tax over book valuation)	$134.6	$113.8
Accrued liabilities	59.2	61.3
Allowance for doubtful accounts	43.2	24.5
Unrealized loss on investments	31.2	33.2
Other	159.8	186.1

Total deferred tax assets	428.0	418.9
Deferred tax liabilities:
Intangible assets	(322.7)	(329.5)
Convertible debt interest	(94.6)	(60.6)
Pension and post-retirement benefits	(88.2)	(61.2)
Accumulated depreciation	(74.6)	(41.5)
Other	(58.7)	(36.4)

Total deferred tax liabilities	(638.8)	(529.2)

Deferred tax liabilities, net	$(210.8)	$(110.3)

        The Company's effective income tax rate varied from the U.S. Federal statutory tax rate as follows:

	Fiscal Year
	2004	2003	2002
U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
U.S. state taxes, net of Federal tax benefit	0.9	1.0	1.4
Research & development credit	(0.5)	(0.6)	(0.9)
International	(5.8)	(5.1)	(6.1)
Special, IPR&D, and other charges	0.5	1.9	6.1
Other, net	(0.2)	(0.5)	(0.1)

Effective tax rate	29.9%	31.7%	35.4%

        The Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries' undistributed earnings as such amounts are permanently reinvested outside the U.S. At April 30, 2004 and April 25, 2003, such earnings were approximately $3,919.4 and $2,291.6, respectively. In addition, at April 30, 2004 and April 25, 2003, approximately $89.4 and $78.9, respectively, of non-U.S. tax losses were available for carryforward. These carryforwards are offset by valuation allowances and generally expire within one to five years.

        Currently, the Company's operations in Puerto Rico, Switzerland, and Ireland have various tax incentive grants. Unless these grants are extended, they will expire between fiscal years 2007 and 2020.

        Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to the Company's allocation are required between jurisdictions with different tax rates. The U.S. Internal Revenue Service (IRS) has settled its audits with the Company for all years through fiscal year 1995. Tax years settled with the IRS, however, remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries. Positions taken by the IRS with regard to competent authority proceedings or previous tax filings could have a material unfavorable impact on the effective tax rate in future periods. As the Company believes they have meritorious defenses for all their tax filings, they will vigorously defend them at the IRS appellate level and/or through litigation in the courts. The Company believes that they have provided for all probable liabilities resulting from tax assessments by taxing authorities.

12.   Retirement Benefit Plans

        The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), defined contribution savings plans, post-retirement medical plans (other benefits), and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. The cost of these plans was $72.6 in fiscal year 2004, $50.9 in fiscal year 2003, and $30.6 in fiscal year 2002.

        In the U.S., the Company maintains a qualified pension plan designed to provide guaranteed minimum retirement benefits to all eligible U.S. employees. Pension coverage for non-U.S. employees of the Company is provided, to the extent deemed appropriate, through separate plans. In addition, U.S. and Puerto Rico employees of the Company are also eligible to receive specified Company paid health care and life insurance benefits through the Company's post-retirement medical plans. The

Company uses a January 31st measurement date for its U.S. plans and an April 30th measurement date for the majority of its plans outside the U.S.

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
Accumulated benefit obligation at end of year:	$552.9	$394.6	$166.1	$125.2
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$480.7	$380.5	$125.2	$79.7
Service cost	44.0	33.9	9.7	7.3
Interest cost	31.1	27.0	8.2	5.7
Plan amendments	5.5	—	—	8.2
Actuarial loss	124.4	33.3	29.2	26.9
Benefits paid	(12.0)	(9.0)	(6.2)	(2.6)
Foreign currency exchange rate changes	9.8	15.0	—	—

Projected benefit obligation at end of year	$683.5	$480.7	$166.1	$125.2
Change in plan assets:
Fair value of plan assets at beginning of year	$488.4	$426.8	$48.8	$43.8
Actual return on plan assets	137.7	(27.2)	9.7	(3.6)
Employer contributions	107.1	87.4	15.0	11.2
Benefits paid	(12.0)	(9.0)	(6.2)	(2.6)
Foreign currency exchange rate changes	5.7	10.4	—	—

Fair value of plan assets at end of year	$726.9	$488.4	$67.3	$48.8

Funded status	$43.4	$7.7	$(98.8)	$(76.4)
Unrecognized net actuarial loss	205.3	181.2	79.3	58.7
Unrecognized prior service cost	29.5	26.2	7.5	8.2

Net prepaid (accrued) benefit cost	$278.2	$215.1	$(12.0)	$(9.5)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost	$304.5	$241.8	$—	$—
Other intangible assets, net	6.5	2.9	—	—
Accrued benefit liability	(37.2)	(33.8)	(12.0)	(9.5)
Accumulated other non-owner changes in equity	4.4	4.2	—	—

Net prepaid (accrued) benefit cost	$278.2	$215.1	$(12.0)	$(9.5)

        A minimum pension liability adjustment is required when the actuarial present value of the accumulated benefit obligation exceeds the fair value of plan assets and accrued benefit liabilities. The minimum pension liabilities relate to plans outside the U.S.

        The net periodic benefit cost of the plans include the following components:

	Pension Benefits			Other Benefits
	Fiscal Year			Fiscal Year
	2004	2003	2002	2004	2003	2002
Service cost	$44.0	$33.9	$21.9	$9.7	$7.3	$5.0
Interest cost	31.1	27.0	19.4	8.2	5.7	4.5
Expected return on plan assets	(47.7)	(42.3)	(32.3)	(4.2)	(4.2)	(3.9)
Amortization of prior service cost	6.8	3.3	0.4	3.8	1.7	0.1

Net periodic benefit cost	$34.2	$21.9	$9.4	$17.5	$10.5	$5.7

        The actuarial assumptions were as follows:

	Pension Benefits			Other Benefits
	Fiscal Year			Fiscal Year
	2004	2003	2002	2004	2003	2002
Weighted average assumptions—projected benefit obligation:
Discount rate	5.9%	6.1%	6.8%	6.3%	6.8%	7.3%
Rate of compensation increase	3.7%	3.9%	4.5%	N/A	N/A	N/A
Health care cost trend rate	N/A	N/A	N/A	10.0%	10.0%	8.0%
	Pension Benefits			Other Benefits
	Fiscal Year			Fiscal Year
	2004	2003	2002	2004	2003	2002
Weighted average assumptions—net periodic benefit cost:
Discount rate	6.1%	6.8%	7.2%	6.8%	7.3%	7.5%
Expected return on plan assets	8.4%	9.2%	9.2%	8.8%	9.5%	9.5%
Rate of compensation increase	3.9%	4.5%	4.3%	N/A	N/A	N/A
Health care cost trend rate	N/A	N/A	N/A	10.0%	8.0%	8.0%

        Retirement Benefit Plan Investment Strategy    The Company has a master trust that holds the assets for both the U.S. pension plan and other post-retirement benefits, primarily retiree medical. For investment purposes the plans are managed in an identical way, as their objectives are similar.

        The Company has a Qualified Plan Committee that sets investment guidelines with the assistance of an external consultant. These guidelines are established based on market conditions, risk tolerance, funding requirements, and expected benefit payments. The Committee also oversees the investment allocation process, selects the investment managers, and monitors asset performance. As pension liabilities are long-term in nature, the Company employs a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption.

        The investment portfolio contains a diversified portfolio of investment categories, including equities, fixed income securities, hedge funds, and private equity. Securities are also diversified in terms of domestic and international securities, short and long-term securities, growth and value styles, large cap and small cap stocks, active and passive management, and derivative-based styles. The Committee believes with prudent risk tolerance and asset diversification, the plan should be able to meet its pension and other post-retirement obligations in the future.

        Plan assets also include investments in the Company's common stock of $64.2 and $61.1 at April 30, 2004 and April 25, 2003, respectively.

        The weighted-average asset allocations for the U.S. pension and other benefits by category are as follows:

	Pension & Other Benefits Allocation		Target Allocation
	2004	2003	2004	2003
Asset Category
Equity securities	59.5%	39.9%	60.0%	60.0%
Debt securities	16.1	18.1	15.0	15.0
Cash	—	19.8	—	—
Other	24.4	22.2	25.0	25.0

Total	100%	100%	100%	100%

        In certain countries outside the U.S., fully funding pension plans is not a common practice, as funding provides no economic benefit. Consequently, certain pension plans were partially funded as of April 30, 2004 and April 25, 2003. Plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets consist of the following:

	2004	2003
Accumulated benefit obligation	$119.6	$87.2
Projected benefit obligation	152.4	100.9
Plan assets at fair value	96.3	57.5

        It is the Company's policy to fund retirement costs within the limits of allowable tax deductions. During fiscal year 2004, the Company made discretionary contributions of approximately $97.5 to the qualified U.S. pension plan and approximately $15.0 to other benefits. Internationally, the Company contributed approximately $9.6 for pension benefits during fiscal year 2004. During fiscal year 2005, the Company anticipates that its contribution for pension benefits and other benefits will range between $110.0 and $115.0. Based on the guidelines under the U.S. Employee Retirement Income Security Act (ERISA), the majority of anticipated fiscal year 2005 contributions will be discretionary.

        Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

Fiscal Year:	Pension Benefits	Other Benefits
2005	$10.0	$3.2
2006	11.6	4.0
2007	13.8	4.9
2008	16.3	5.9
2009	19.5	7.1
2010 - 2014	159.5	59.0

Total	$230.7	$84.1

        The health care cost trend rate for other retirement benefit plans was 10% at April 30, 2004. The trend rate is expected to decline to 5% over a five-year period. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on post-retirement benefit cost	$1.8	$(1.5)
Effect on post-retirement benefit obligation	10.2	(8.5)

        In April 2004, the FASB issued FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (see Note 1). The FSP is effective for the Company in the second quarter of fiscal year 2005. The Company is currently analyzing the impact of the standard and has not reflected any impact to the accumulated post-retirement benefit obligation and net periodic post-retirement benefit cost associated with the subsidy. Adoption is not expected to have a material impact.

        Non-qualified Benefit Plans    In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable wages are provided to certain employees under a non-qualified plan. The net periodic cost of the non-qualified pension plan was $4.0, $2.3, and $5.3 in fiscal years 2004, 2003, and 2002, respectively. The accrued benefit cost related to the non-qualified plan totaled $28.1 and $26.1 at April 30, 2004 and April 25, 2003, respectively. There were no plan assets in the non-qualified plan at April 30, 2004 and April 25, 2003. The accumulated benefit obligations for the non-qualified plan totaled $37.2 and $24.7 at April 30, 2004 and April 25, 2003, respectively, and the projected benefit obligations were $43.5 and $28.9 at April 30, 2004 and April 25, 2003, respectively. As a result of the accumulated benefit obligation exceeding the fair value of the plan assets and accrued benefit liability in fiscal year 2004, a $5.9 minimum pension liability was recorded and reflected as a component of accumulated other non-owner changes in equity. Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows: $1.6 in fiscal year 2005, $1.8 in fiscal year 2006, $2.0 in fiscal year 2007, $2.2 in fiscal year 2008, $2.5 in fiscal year 2009, and $16.9 in fiscal years 2010 through 2014.

        Defined Contribution Savings Plans    The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company match on the supplemental retirement plan for U.S. employees is made in the form of an annual allocation of Medtronic stock to the participants' ESOP account (see Note 9). Company contributions to the plans are based on employee contributions and Company performance. Expense under these plans was $16.9 in fiscal year 2004, $16.2 in fiscal year 2003, and $10.2 in fiscal year 2002.

13.   Leases

        The Company leases office, manufacturing and research facilities, and warehouses, as well as transportation, data processing and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the fair rental value on the date of renewal.

        Future minimum payments under capitalized leases and non-cancelable operating leases at April 30, 2004 are:

	Capitalized Leases	Operating Leases
2005	$1.6	$45.0
2006	0.6	33.9
2007	0.3	22.5
2008	0.3	13.3
2009	0.1	8.1
2010 and thereafter	0.0	16.8

Total minimum lease payments	$2.9	$139.6
Less amounts representing interest	0.3	N/A

Present value of net minimum lease payments	$2.6	N/A

        Rent expense for all operating leases was $70.0, $60.0, and $54.2 in fiscal years 2004, 2003, and 2002, respectively.

14.   Commitments and Contingencies

        The Company believes it has meritorious defenses against its claims and intends to vigorously contest them. Negative outcomes of the litigation matters discussed below are not considered probable or cannot be reasonably estimated. Accordingly, the Company has not recorded reserves regarding these matters in the financial statements as of April 30, 2004. The Company records a liability when a loss is known or considered probable and the amount can be reasonably estimated. If a loss is not probable or a probable loss cannot be reasonably estimated, a liability is not recorded. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. While it is not possible to predict the outcome of the actions discussed below, the Company believes that costs associated with them will not have a material adverse impact on the consolidated financial position, but may be material to the consolidated results of operations or cash flows of any one period.

        On October 6, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, Inc. (J&J), filed suit in federal court in the District Court of Delaware against Arterial Vascular Engineering, Inc. (AVE), which the Company acquired in January 1999. The suit alleged that AVE's modular stents infringe certain patents now owned by Cordis. Boston Scientific Corporation is also a defendant in this suit. On December 22, 2000, a Delaware jury rendered a verdict that the previously marketed MicroStent and GFX® stents infringe valid claims of two patents and awarded damages to Cordis totaling approximately $270.0. On March 28, 2002, the District Court entered an order in favor of AVE, deciding as a matter of law that AVE's MicroStent and GFX stents do not infringe the patents. Cordis appealed, and on August 12, 2003 the Court of Appeals for the Federal Circuit reversed the District Court's decision and remanded the case to the District Court for further proceedings. The District Court has now issued a new claim construction and directed the parties to file new expert reports and brief certain issues. Neither the Circuit Court nor the District Court has affirmed the jury's verdict as to liability or damages. Consequently, the Company has not recorded an expense related to this matter.

        On December 24, 1997, Advanced Cardiovascular Systems, Inc. (ACS), a subsidiary of Guidant Corporation (Guidant), sued AVE in federal court in the Northern District of California alleging that AVE's modular stents infringe certain patents held by ACS, and is seeking injunctive relief and monetary damages. AVE denied infringement and in February 1998, AVE sued ACS in federal court in the District Court of Delaware alleging infringement of certain of its stent patents, for which AVE is seeking injunctive relief and monetary damages. The cases have been consolidated in Delaware and are in the discovery stage. Trial has been scheduled to commence in January 2005.

        On June 15, 2000, Medtronic filed suit in U.S. District Court in Minnesota against Guidant seeking a declaration that the Jewel® AF device does not infringe certain patents held by Guidant and/or that such patents were invalid. Thereafter, Guidant filed a counterclaim alleging that the Jewel AF and the Gem III® AT® devices infringe certain patents relating to atrial fibrillation. The Court held a hearing to determine construction of claims and on May 25, 2004, issued its order interpreting certain of the claims in the patents. The case will now proceed through expert discovery, further motions and pretrial preparations.

        On September 12, 2000, Cordis filed an additional suit against AVE in the District Court of Delaware alleging that AVE's S670, S660 and S540 stents infringe the patents asserted in the October 1997 Cordis case above. The Court has stayed proceedings in this suit until the appeals are decided in the 1997 case discussed previously. No case schedule has been set for this matter.

        On January 26, 2001, DePuy/AcroMed, Inc. (DePuy/AcroMed), a subsidiary of J&J, filed suit in U.S. District Court in Massachusetts alleging that Medtronic Sofamor Danek, Inc. (MSD) was infringing a patent relating to a design for a thoracolumbar multiaxial screw (MAS). In March 2002, DePuy/AcroMed supplemented its allegations to claim that MSD's M10, M8 and Vertex® screws infringe the patent. On April 17, 2003 and February 26, 2004, the District Court ruled that the M10 and M8 multiaxial screws and the Vertex screws, respectively, do not infringe. There will be further proceedings with respect to the previously sold MAS. Trial is scheduled to commence in August 2004.

        On May 9, 2001, MSD filed a lawsuit against Dr. Gary Karlin Michelson and Karlin Technology, Inc. (together, KTI) in the U.S. District Court for the Western District of Tennessee. The suit seeks damages and injunctive relief against KTI for breach of purchase and license agreements relating to intellectual property in the field of threaded and non-threaded spinal interbody implants and cervical plates, fraud, breach of non-competition obligations and other claims. In October 2001, KTI filed several counterclaims against MSD as well as a third-party complaint against Sofamor Danek Holdings, Inc., a related entity, seeking damages and injunctive relief based on several claims, including breach of contract, infringement of several patents, fraud and unfair competition. The parties have disputed the scope of the rights in the above agreements with respect to future improvements. In November 2003, the court issued a ruling limiting the Company's rights under such purchase and license agreements to inventions disclosed in a patent and patent applications identified in the agreements and excluding rights to later inventions. The case will now proceed in the District Court on the patent infringement claims made by KTI against MSD with respect to certain of its threaded and non-threaded spinal interbody implants and the parties' respective breach of contract and other claims. Trial commenced on June 2, 2004.

        On June 6, 2001, MiniMed and its directors were named in a putative class action lawsuit filed in the Superior Court of the State of California for the County of Los Angeles. The plaintiffs purport to represent a class of stockholders of MiniMed asserting claims in connection with the acquisition of MiniMed, alleging violation of fiduciary duties owed by MiniMed and its directors to the MiniMed stockholders. Among other things, the complaint sought preliminary and permanent injunctive relief to prevent completion of the acquisition. In August 2001, the Court denied the plaintiffs' request for injunctive relief to prevent completion of the acquisition. Plaintiffs have amended their complaint and the court has granted plaintiffs' motion seeking certification of a class action. The class is defined as holders of record of MiniMed common stock on July 16, 2001, excluding any such shareholders who were also shareholders of a related company, MRG, on that date. The parties have agreed upon settlement in principle, subject to the Court's approval. A motion for preliminary approval was granted on June 4, 2004. Class members have until July 15, 2004 to object. A final settlement hearing is scheduled for August 10, 2004. The settlement is funded by insurance.

        On October 31, 2002, the Department of Justice filed a notice that the U.S. was declining to intervene in an action against Medtronic filed under seal in 1998 by two private attorneys (Relators), under the qui tam provisions of the federal False Claims Act. Relators alleged that Medtronic defrauded the FDA in obtaining pre-market approval to manufacture and sell Models 4004, 4004M, 4504 and 4504M pacemaker leads in the late 1980s and early 1990s. Relators further alleged that Medtronic did not provide information about testing of the pacemaker leads to the FDA in the years after the agency's approval of the leads. Pursuant to the requirements of the False Claims Act, the case remained under seal while the U.S. Department of Justice determined whether to intervene in the action and directly pursue the claims on behalf of the U.S. On June 6, 2003, Medtronic's motion to dismiss the action on several grounds was denied by the U.S. District Court, Southern District of Ohio. The Sixth Circuit Court of Appeals has accepted an interlocutory appeal to review that decision. Appellate briefs have been filed and the parties are awaiting a date for oral argument. A previously set trial date has been taken off the court's calendar.

        On May 2, 2003, Cross Medical Products, Inc. (Cross) sued MSD in the United States District Court for the Central District of California. The suit alleges that Medtronic's CD HORIZON, Vertex and Crosslink® products infringe certain patents owned by Cross. Medtronic has counterclaimed that Cross' cervical plate products infringe certain patents of MSD, and Cross has filed a reply alleging that MSD infringes certain cervical plate patents of Cross. On May 19, 2004, the Court issued a ruling that held that the MAS, Vertex, M8, M10, CD HORIZON SEXTANT, and LEGACY screw products infringe one of the patents. A hearing on the validity of that patent will be held on July 12, 2004. Trial is scheduled for December 2004.

        On August 19, 2003, Edwards Lifesciences LLC and Endogad Research PTY Limited sued Medtronic, Medtronic Vascular, Inc. (formerly Medtronic AVE), Cook Incorporated and W.L. Gore & Associates, Inc. in the United States District Court for the Northern District of California. The suit alleges that a patent owned by Endogad and licensed to Edwards is infringed by our AneuRx Stent Graft and/or Talent™ Endoluminal Stent-Graft System, and by products of Cook and Gore. On June 4, 2004, Medtronic filed suit alleging that the inventor of the patent had breached a contract with Medtronic and is seeking to have Medtronic named as the rightful owner of the patent. The litigation has been stayed pending the Court's determination as to ownership of the patent.

        On September 4, 2003, the Company was informed by the Department of Justice that the government is investigating allegations that certain payments and other services provided to physicians by MSD constituted improper inducements under the federal Anti-Kickback Statute. The allegations were made as part of a civil qui tam complaint brought pursuant to the federal False Claims Act. On November 21, 2003, Medtronic was served with a government subpoena seeking documents in connection with these allegations. The case remains under seal in the United States District Court for the Western District of Tennessee. The Company is cooperating fully with the investigation and is independently evaluating the matter, the internal processes associated therewith, and certain employment matters related thereto under the supervision of a special committee of the Board.

        On October 2, 2003, Etex Corporation served MSD, Medtronic and Medtronic International Ltd. with a Notice and Demand for Arbitration, under the terms of a Purchase and Option Agreement between Medtronic and Etex Corporation entered into on March 27, 2002. The arbitration demand alleges breach of the agreements, fraud, deceptive trade practices and antitrust violations and asks for specific performance and/or monetary damages. The arbitration is governed by Minnesota law and the federal Arbitration Act. An arbitrator has been selected and the parties are in the process of setting the case schedule.

        On October 2, 2003, Cordis sued Medtronic Vascular, Inc. in the U.S. District Court, Northern District of California, alleging that the S7 stent delivery system infringes certain catheter patents owned by Cordis. Pursuant to stipulation of the parties, the Court has stayed the suit and referred the matter to arbitration. The arbitrators have not yet been selected.

        On November 11, 2003, Endoscopic Technologies, Inc., d/b/a Estech, Inc., filed suit in U.S. District Court for the Northern District of California asserting claims under the Sherman Antitrust Act, the California State Antitrust Act and unfair trade practices under the California Business and Professions Code. The case was designated a related case to a suit for patent infringement that Medtronic had filed against Estech relating to Estech's stabilization device for cardiac surgery. The antitrust case is on hold pending a decision by the court on Medtronic's motion to dismiss. In the patent case, Estech has also asserted certain infringement claims against Medtronic related to heart positioners and other devices used in cardiac surgery. The patent case is in the discovery stage with a trial scheduled for September 2005.

        In the normal course of business, the Company periodically enters into agreements that require it to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of its products or the negligence of its personnel, or claims alleging that its products infringe third-party patents or other intellectual property. The Company's maximum exposure under these indemnification provisions cannot be estimated, and the Company has not accrued any liabilities within the consolidated financial statements. Historically, the Company has not experienced significant losses on these types of indemnifications.

15.   Quarterly Financial Data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(unaudited and in millions, except per share data)
Net Sales
2004	$2,064.2	$2,163.8	$2,193.8	$2,665.4	$9,087.2
2003	1,713.9	1,891.0	1,912.5	2,147.8	7,665.2
Gross Profit
2004	1,550.2	1,627.8	1,655.4	2,000.9	6,834.3
2003	1,299.7	1,430.3	1,437.7	1,607.2	5,774.9
Net Earnings
2004	450.4	476.1	463.9	568.9	1,959.3
2003	383.3	301.7	427.7	487.1	1,599.8
Basic Earnings per Share
2004	0.37	0.39	0.38	0.47	1.61
2003	0.32	0.25	0.35	0.40	1.31
Diluted Earnings per Share
2004	0.37	0.39	0.38	0.47	1.60
2003	0.31	0.25	0.35	0.40	1.30

16.   Segment and Geographic Information

        The Company maintains five operating segments, which are aggregated into one reportable segment—the manufacture and sale of device-based medical therapies. Each of the Company's operating segments has similar economic characteristics, technology, manufacturing processes, customers, distribution and marketing strategies, regulatory environments, and shared infrastructures. Net sales by operating segment are as follows:

	Fiscal Year
	2004	2003	2002
Cardiac Rhythm Management	$4,238.3	$3,630.8	$2,943.8
Spinal, ENT, and SNT	1,765.0	1,346.6	1,021.2
Neurological and Diabetes	1,610.8	1,356.8	1,024.5
Vascular	842.2	774.1	902.3
Cardiac Surgery	630.9	556.9	519.0

	$9,087.2	$7,665.2	$6,410.8

        Geographic Information    Certain historical revenue and long-lived asset amounts by geography have been reclassified to reflect revised allocations:

	United States	Europe	Asia Pacific	Other Foreign	Eliminations	Consolidated
2004
Net sales to external customers	$6,159.4	$1,846.9	$859.2	$221.7	$—	$9,087.2
Intergeographic sales	1,123.2	1,175.1	1.0	—	(2,299.3)	—

Total net sales	$7,282.6	$3,022.0	$860.2	$221.7	$(2,299.3)	$9,087.2

Long-lived assets*	$6,202.3	$932.7	$175.0	$31.8	$—	$7,341.8

2003
Net sales to external customers	$5,360.4	$1,427.6	$709.3	$167.9	$—	$7,665.2
Intergeographic sales	918.8	836.7	1.2	4.2	(1,760.9)	—

Total net sales	$6,279.2	$2,264.3	$710.5	$172.1	$(1,760.9)	$7,665.2

Long-lived assets*	$6,079.1	$867.8	$145.8	$28.6	$—	$7,121.3

2002
Net sales to external customers	$4,448.6	$1,141.8	$653.6	$166.8	$—	$6,410.8
Intergeographic sales	713.5	450.4	—	11.4	(1,175.3)	—

Total net sales	$5,162.1	$1,592.2	$653.6	$178.2	$(1,175.3)	$6,410.8

Long-lived assets*	$5,929.5	$690.2	$135.7	$24.1	$—	$6,779.5

*
Excludes other long-term financial instruments.

        Sales between geographic areas are made at prices that would approximate transfers to unaffiliated distributors. No single customer represents over 10% of the Company's consolidated net sales in fiscal years 2004, 2003, or 2002.

Selected Financial Data

	Fiscal Year
	2004(2)	2003	2002	2001	2000
	(in millions of dollars, except per share and employee data)
Operating Results for the Fiscal Year:
Net sales	$9,087.2	$7,665.2	$6,410.8	$5,551.8	$5,016.3
Cost of products sold	2,252.9	1,890.3	1,652.7	1,410.6	1,265.8
Gross margin percentage	75.2%	75.3%	74.2%	74.6%	74.8%
Research and development expense	851.5	749.4	646.3	577.6	488.2
Selling, general and administrative expense	2,801.4	2,371.9	1,962.8	1,685.2	1,578.8
Purchased in-process research and development	41.1	114.2	293.0	—	—
Special charges	(4.8)	2.5	290.8	338.8	13.8
Other expense, net	351.0	188.4	34.4	64.4	70.6
Interest (income)/expense	(2.8)	7.2	6.6	(74.2)	(15.7)

Earnings before income taxes	2,796.9	2,341.3	1,524.2	1,549.4	1,614.8
Provision for income taxes	837.6	741.5	540.2	503.4	530.6

Net earnings	$1,959.3	$1,599.8	$984.0	$1,046.0	$1,084.2

Per Share of Common Stock:
Basic earnings per share	$1.61	$1.31	$0.81	$0.87	$0.91
Diluted earnings per share	1.60	1.30	0.80	0.85	0.89
Cash dividends declared	0.29	0.25	0.23	0.20	0.16

Financial Position at Fiscal Year End:
Working capital(1)	$1,072.1	$2,792.2	$(496.9)	$2,397.5	$2,041.9
Current ratio(1)	1.3:1.0	2.5:1.0	0.9:1.0	2.8:1.0	3.1:1.0
Total assets	$14,110.8	$12,405.5	$10,904.5	$7,038.9	$5,694.1
Long-term debt	1.1	1,980.3	9.5	13.3	14.9
Shareholders' equity	9,077.0	7,906.4	6,431.1	5,509.5	4,512.5
Additional Information:
Full-time employees at year-end	27,868	26,732	25,137	23,290	21,585
Full-time equivalent employees at year-end	30,900	29,581	27,731	26,050	24,985

(1)
Working capital and the current ratio in fiscal years 2002 and 2004 was substantially lower than other years. In fiscal year 2002 approximately $4.1 billion in cash paid for acquisitions. Approximately $2.0 billion of the cash paid was funded by issuing contingent convertible debentures that were classified as short-term borrowings as of April 26, 2002. The debentures were classified as short-term borrowings as holders had the option to require the Company to repurchase the debentures (referred to as a put feature) in September 2002. As the next put feature is due in September 2004, the debentures have been classified as short-term borrowings as of April 30, 2004, reducing the working capital and current ratio in comparison to fiscal year 2003 when the debentures were classified as long-term debt.

(2)
Fiscal year 2004 consisted of 53 weeks, as compared to 52 weeks in prior fiscal years. See Note 1.

Price Range of Medtronic Stock

Fiscal Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
2004 High	$50.64	$52.65	$49.41	$52.00
2004 Low	46.45	44.27	43.36	46.50
2003 High	47.45	45.59	48.95	48.35
2003 Low	33.74	37.71	44.55	43.10

        Prices are closing quotations. On June 25, 2004, there were approximately 51,500 shareholders of record of the Company's common stock. The regular quarterly cash dividend was 7.25 cents per share for fiscal year 2004 and 6.25 cents per share for fiscal year 2003.

QuickLinks

  Exhibit 13
Table of Contents
Management's Discussion and Analysis of Financial Condition and Results of Operations
Report of Management
Report of Independent Registered Public Accounting Firm
  Consolidated Financial Statements
  Notes to Consolidated Financial Statements
  Selected Financial Data
Price Range of Medtronic Stock