Form 10-K, Exhibit 13
period 2005-04-29
MEDTRONIC INC
filed 2005-06-29
CIK 64670

 Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Level Overview

        We are the global leader in medical technology, alleviating pain, restoring health and extending life for millions of people around the world. We function in five operating segments, including Cardiac Rhythm Management (CRM); Spinal, Ear, Nose and Throat (ENT) and Navigation; Neurological and Diabetes; Vascular; and Cardiac Surgery. Through these five operating segments, we develop, manufacture, and market our medical devices in more than 120 countries worldwide, and continue to expand patient access to our products in these markets. Our primary products include those for heart and vascular disease, neurological disorders, chronic pain, spinal disorders, diabetes, urologic and digestive system disorders, and eye, ear, nose and throat disorders.

	Fiscal Year

	Net Sales

	2005	2004	2005 vs. 2004 % Change

	(dollars in millions)
Cardiac Rhythm Management	$4,615.5	$4,238.3	9%
Spinal, ENT & Navigation	2,124.7	1,765.0	20
Neurological & Diabetes	1,794.3	1,610.8	11
Vascular	851.3	842.2	1
Cardiac Surgery	668.8	630.9	6

Total Net Sales	$10,054.6	$9,087.2	11%

        Net sales in fiscal year 2005 were $10.055 billion, an increase of 11% from the prior fiscal year. We achieved solid worldwide sales growth primarily as a result of our three largest operating segments growing at least 9%. This growth is a result of continued new product introductions, market share gains and the further expansion of many of the markets that we serve. Key new product offerings in fiscal year 2005 included the Intrinsic™ implantable cardioverter defibrillator (ICD) and the InSync® Sentry™ cardiac resynchronization device with defibrillator backup (CRT-D), the Paradigm® 515 and 715 insulin pumps for diabetes, and the VERTE-STACK® CAPSTONE™ PEEK (CAPSTONE) Vertebral Body Spacer used in spinal surgery, as well as our first fully rechargeable neurostimulator for pain management called the Restore™. Our diverse product portfolio enables us to reach a multitude of patients with our lifesaving and life enhancing therapies. Additionally, the depth of our portfolio has provided us a competitive advantage by contributing to our sustained growth in recent years.

        While we continue to make substantial investments in the expansion of our existing product lines and the search for new innovative products, we have also focused heavily on carefully planned clinical trials which lead to market expansion and enable further penetration of our life changing devices. Fiscal year 2005 research and development spending of $951.3 million increased 12% in comparison to the prior fiscal year. Our research and development efforts are focused on maintaining leadership in each of the markets we serve to ensure that patients receive the most advanced and effective treatments possible. Research and development expenditures have supported improvements in existing products and enhanced methods to deliver and/or monitor those products such as our line of Minimal Access Spinal Technologies (MAST™), which offer surgeons an option of performing procedures in a less invasive, more cost effective manner, or our Medtronic CareLink® Service for remote physician access to patient data.

        Increased investment in our future is fortified by our continued strong cash flow generated from operations of over $2.8 billion during fiscal year 2005 and our $4.7 billion in cash, short-term and long-term debt securities as of April 29, 2005. We intend to continue to utilize our positive cash flow from operations to invest in research and development, certain strategic acquisitions, and participate in expanded clinical trials, which support regulatory approval of our products, while helping to both expand markets and prove the cost effectiveness of these therapies.

        In order to support our continued plans for growth, we also have made major investments in infrastructure to support our growth initiatives including major facility expansions in Tennessee for our

Spinal business and Ireland to support our Vascular business. In addition, we continue to deploy a new enterprise-wide information system across our global operating units and have plans to expand our CRM related facilities in Minnesota.

        We remain committed to our Mission of developing lifesaving and life enhancing therapies to alleviate pain, restore health, and extend life. The diversity and depth of our current product offerings enable us to provide medical therapies to patients worldwide and, looking ahead, we will rigorously work to improve patient access through well planned studies, which show the cost effectiveness of our therapies, and our alliance with patients, clinicians, regulators and reimbursement agencies. Our investments in research and development, strategic acquisitions, expanded clinical trials, and infrastructure provide the foundation for our growth. We are confident in our ability to drive long-term shareholder value using the principles of our mission, our strong product pipelines, and continued commitment to research and development.

Understanding Our Financial Information

        Our financial information is summarized in this management’s discussion and analysis, the consolidated financial statements, and the related notes to the consolidated financial statements (Notes) as of April 29, 2005 and April 30, 2004 and for each of the three fiscal years ended April 29, 2005, April 30, 2004, and April 25, 2003. The following is intended to assist you in fully understanding our financial information.

        Organization of Financial Information    Management’s discussion and analysis, presented on pages 2 to 30 of this report, provides material historical and prospective disclosures designed to enable investors and other users to assess our financial condition and results of operations.

        The consolidated financial statements, excluding the related Notes, are presented on pages 34 to 37 of this report, and include the consolidated statements of earnings, consolidated balance sheets, consolidated statements of shareholders’ equity and consolidated statements of cash flows.

        The Notes, which are an integral part of the consolidated financial statements, are presented on pages 38 to 76 of this report. The Notes provide additional information required to fully understand the nature of amounts included in the consolidated financial statements.

        Financial Trends    Throughout this financial information, you will read about transactions or events that materially contribute to or reduce earnings and materially affect financial trends. We refer to these transactions and events as special charges (such as certain litigation and restructuring charges) and purchased in-process research and development (IPR&D) charges. These charges result from facts and circumstances that vary in frequency and/or impact operations. See page 8 and 18 of this report and Note 3 to the consolidated financial statements for more information regarding these transactions. While understanding these charges is important in understanding and evaluating financial trends, other transactions or events may also have a material impact on financial trends. A complete understanding of the special and IPR&D charges is necessary in order to estimate the likelihood that financial trends will continue.

        Our fiscal year-end is based on the last Friday in April, and therefore, the total weeks in a fiscal year can fluctuate between fifty-two and fifty-three weeks. Fiscal year 2005 was a typical fifty-two week year; however, fiscal year 2004 was a fifty-three week year. As a result of the extra week, the fiscal year 2004 fourth quarter and full year included fourteen and fifty-three weeks, respectively, as opposed to thirteen and fifty-two weeks, respectively, in both fiscal years 2005 and 2003. This extra week had a favorable impact on our fiscal year 2004 results; however, it is impossible to quantify the exact impact because our growth throughout the fiscal year is not linear. Based on a straight mathematical calculation on the number of weeks, an additional week would have had a positive impact of approximately 1.5 to 2.0 percentage points on net sales growth rates for fiscal year 2004 and a similar negative impact on fiscal year 2005 net sales growth rates.

        Financial Obligations    Our financial obligations are summarized on page 24 of this report.

        Derivatives    We do not use derivatives for speculative purposes. Derivatives are used to manage our exposure related to foreign exchange rate changes. A summary of our derivative policy and application of the accounting rules are located in Note 1 to the consolidated financial statements. Details regarding our risk management programs and the derivatives used in these programs are located on page 26 of this report and in Note 4 to the consolidated financial statements.

Critical Accounting Estimates

        We have adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted (GAAP) in the United States of America (U.S.). Our most significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

        The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, property, plant and equipment, investment impairment, legal proceedings, IPR&D, warranty obligations, product liability, self-insurance, pension and post-retirement obligations, sales returns and discounts, and income taxes are updated as appropriate, which in most cases is at least quarterly. We base our estimates on historical experience, actuarial valuations, or various assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may materially differ from these estimates.

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

        Legal Proceedings    We are involved in a number of legal actions, the outcomes of which are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, which, if granted, could require significant expenditures or lost revenues. In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies,” we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. Our significant legal proceedings are discussed further in Note 14 to the consolidated financial statements. While it is not possible to predict the outcome for most of the actions discussed, we believe that costs associated with them could have a material adverse impact on the consolidated earnings, financial position or cash flows of any one interim or annual period. With the exception of the three cases discussed in the “Other Matters” and “Special and IPR&D Charges” sections of this management’s discussion and analysis, negative outcomes for the balance of the litigation matters discussed in Note 14 to the consolidated financial statements generally are not considered probable or cannot be reasonably estimated. Unless explicitly discussed, we have not recorded reserves regarding these matters in the consolidated financial statements as of April 29, 2005.

        Tax Strategies    Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may or may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit. Our effective tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate. This rate is then applied to our quarterly operating results. In the event there is a special and/or IPR&D charge recognized in our operating results, the tax attributable to that item would be separately calculated and recorded in the same period as the special and/or IPR&D charge.

        Tax regulations require certain items to be included in the tax return at different times than items are required to be recorded in the consolidated financial statements. As a result, the effective tax rate reflected in our consolidated financial statements is different than that reported in our tax return. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are timing differences, such as depreciation expense. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our consolidated statements of earnings. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent tax expense recognized in our consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on our tax return, but has not yet been recognized as an expense in our consolidated statements of earnings.

        Tax audits associated with the allocation of income, and other complex tax issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to our allocation are required between jurisdictions with different tax rates. Tax authorities periodically review tax returns and propose adjustments to our tax filings. The U.S. Internal Revenue Service (IRS) has settled its audits with us for all years through fiscal year 1996. Tax years settled with the IRS, however, remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries. In August 2003, the IRS proposed adjustments related to the audits of the fiscal years 1997, 1998, and 1999 tax returns. The positions taken by the IRS with respect to proposed adjustments on previous tax filings or with respect to competent authority proceedings could have a material unfavorable impact on our effective tax rate in future periods. As we believe we have meritorious defenses for our tax filings, in November 2004 we initiated defense of these filings at the IRS appellate level, and if necessary, we will vigorously defend them through litigation in the courts. We believe we have provided for probable liabilities resulting from tax assessments by taxing authorities. Our 2000, 2001, and 2002 fiscal years are currently under audit by the IRS. We anticipate the IRS will issue their audit reports related to these audits in fiscal year 2006.

        Our current tax strategies have resulted in an effective tax rate below the U.S. statutory rate of 35%, or 29.1%. An increase in our effective tax rate of 1% would result in an additional income tax provision for the fiscal year ended April 29, 2005 of approximately $32.0 million. See discussion of the tax rate in the “Income Taxes” section of this management’s discussion and analysis.

        Valuation of IPR&D, Goodwill, and Other Intangible Assets    When we acquire another company, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, net tangible assets, and goodwill as required by U.S. GAAP. IPR&D is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D and other intangible assets requires us to make significant estimates. The amount of the purchase price allocated to IPR&D and other intangible assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. For IPR&D, these methodologies include consideration of the risk of the project not achieving commercial feasibility.

        Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of the acquired businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest impairment exists. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows. Goodwill was $4.281 billion and $4.237 billion as of April 29, 2005 and April 30, 2004, respectively.

        Other intangible assets consist primarily of purchased technology, patents, and trademarks and are amortized using the straight-line method over their estimated useful lives, ranging from 3 to 20 years. We review these intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Other intangible assets, net of accumulated amortization, were $1.018 billion and $999.3 million as of April 29, 2005 and April 30, 2004, respectively.

Results of Operations

        Our fiscal year-end is based on the last Friday in April, and therefore, the total weeks in a fiscal year can fluctuate between fifty-two and fifty-three weeks. Fiscal year 2005 was a typical fifty-two week year; however, fiscal year 2004 was a fifty-three week year (see the “Understanding Our Financial Information” section of this management’s discussion and analysis for further details).

        Fiscal Year 2005

        Fiscal year 2005 net sales increased by $967.4 million, or 11%, from the prior fiscal year to $10.055 billion. Foreign currency translation had a favorable impact on net sales of $166.2 million when compared to the prior fiscal year. The increase in net sales was driven by growth in all operating segments including solid growth in CRM, Spinal, ENT and Navigation, and the Neurological and Diabetes operating segments. CRM net sales increased 9% over the prior fiscal year to $4.616 billion. CRM growth was driven by continued expansion of defibrillation markets including solid gains in the heart failure (cardiac resynchronization therapy) and tachyarrhythmia markets, resulting in a 21% increase in net sales of defibrillation systems over the prior fiscal year. Spinal, ENT, and Navigation net sales increased 20% over the prior fiscal year to $2.125 billion. The increase in Spinal, ENT, and Navigation was driven by continued strong sales for our rapidly growing portfolio of thoracolumbar products and continued acceptance of the INFUSE® Bone Graft for use in spinal fusion and certain types of acute tibia fractures. Neurological and Diabetes sales increased 11% over the prior fiscal year to $1.794 billion. The growth in Neurological and Diabetes was driven by a number of product lines including strong sales of our products used to treat movement disorders, implantable drug infusion pumps and disposable insulin infusion sets used with our line of external diabetes pumps. For more detail regarding these increases, see our discussion of net sales by operating segment within this management’s discussion and analysis.

        During the third quarter of fiscal year 2005, we acquired all of the outstanding stock of Angiolink Corporation (Angiolink) for approximately $42.3 million in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones. Angiolink was a privately held company that developed wound closure devices for vascular procedures. Angiolink’s EVS™ (Expanding

Vascular Stapling) Vascular Closure System, which has received U.S. Food and Drug Administration (FDA) approval, is engineered to close the femoral artery access site after vascular procedures, such as diagnostic angiography, balloon angioplasty and stenting. The EVS system provides safe and effective mechanical closure of arterial puncture sites without disturbing the lumen, or interior, of the targeted vessel. This acquisition provides us with an additional vascular closure offering to our current closure product — the non-invasive Clo-Sur P.A.D.™.

        During the second quarter of fiscal year 2005, we acquired substantially all of the assets of Coalescent Surgical, Inc. (Coalescent) for approximately $59.1 million in cash, including a $5.0 million milestone payment made in March 2005 for the successful transition of product and technology to us following the acquisition. The purchase price remains subject to purchase price increases, which would be triggered by the achievement of certain milestones. Coalescent developed the U-Clip™ Anastomotic Device and the SPYDER™ Proximal Anastomotic Device. The U-Clip device creates high-quality anastomoses (a seamless connection) without sutures and is primarily used in coronary artery bypass surgery. The SPYDER device automatically deploys a series of U-Clip devices when attaching the bypass graft to the aorta. This acquisition is expected to complement our surgical product line and strategy to develop technologies to promote surgical procedures that produce better patient outcomes, and reduce trauma and hospitalization. Our fiscal year 2005 operating results include the results of each of these acquired entities since their respective acquisition dates.

        Fiscal Year 2004

        Fiscal year 2004 net sales increased by $1.422 billion, or 19%, from the prior fiscal year to $9.087 billion. Foreign currency translation had a favorable impact on net sales of $344.2 million when compared to the prior fiscal year. The increase in net sales was driven by growth in all operating segments including significant growth in CRM, Spinal, ENT and Navigation, and the Neurological and Diabetes operating segments. CRM net sales increased 17% over the prior fiscal year to $4.238 billion. CRM growth was driven by continued new product introductions into both the defibrillation and pacing markets and sharp increases in the heart failure and tachyarrhythmia markets, resulting in a 28% increase in net sales of defibrillation systems and a 9% increase in net sales of pacing systems. Spinal, ENT, and Navigation net sales increased 31% over the prior fiscal year to $1.765 billion. The increase in Spinal, ENT, and Navigation was driven by continued strong sales for our rapidly growing portfolio of MAST products and continued acceptance of the INFUSE Bone Graft for spinal fusion, which is used in conjunction with several approved fusion devices. Neurological and Diabetes sales increased 19% over the prior fiscal year to $1.611 billion. The growth in Neurological and Diabetes was driven by sales of our stimulation products used in the treatment of movement disorders and urinary control and our line of insulin infusion pumps for the treatment of diabetes. For more detail regarding these increases, see our discussion of net sales by operating segment within this management’s discussion and analysis.

        During the third quarter of fiscal year 2004, we acquired certain assets of Radius Medical Inc. (Radius) for $5.6 million, including a $0.5 million milestone payment made in fiscal year 2005 for the successful transfer of assets, and we acquired substantially all of the assets of Premier Tool, Inc. (Premier Tool) for approximately $4.0 million. The acquisitions of Radius and Premier Tool expanded our existing guidewire product and technology portfolio and enhanced our current line of spinal instrumentation, respectively. The Radius purchase price remains subject to purchase price increases, which would be triggered by the achievement of certain milestones. Also during the third quarter of fiscal year 2004, we acquired all of the outstanding stock of Vertelink Corporation (Vertelink) for approximately $28.1 million in cash, including two $3.0 million milestone payments made in fiscal year 2005 as a result of attaining FDA approval for the KOBRA II System and CE Mark approval for the SST™ Spinal Fixation System. The purchase price remains subject to purchase price increases, which would be triggered by the achievement of certain milestones. Vertelink was a privately held development stage company that developed materials and techniques for over-the-wire spinal fixation devices that can achieve multi-level stabilization of the cervical, thoracic and lumbar spine. These devices permit surgeons to place spinal instrumentation utilizing tissue-sparing, minimally invasive methods. Vertelink’s products enhanced the strategic initiative of our Spinal business that focuses on MAST.

        During the second quarter of fiscal year 2004, we acquired substantially all of the assets of TransVascular, Inc. (TVI) for approximately $58.7 million, subject to purchase price increases, which would be triggered by the achievement of certain milestones. The initial consideration included approximately 1.2 million shares of our common stock valued at $57.5 million, our prior investment in TVI and acquisition-related costs. TVI developed and marketed the Pioneer™ Catheter (formerly the CrossPoint® TransAccess® Catheter System), a proprietary delivery technology for several current and potential intravascular procedures, such as the potential ability to deliver therapeutic agents, including cells, genes and drugs, to precise locations within the vascular system. The Pioneer Catheter received FDA 510(k) clearance in 2002 and is indicated to facilitate the positioning and placement of catheters within the peripheral vasculature. This strategic acquisition complemented our commitment to advance therapies and treatments by combining biologic and device therapies. Our fiscal year 2004 operating results include the results of each of these acquired entities since their respective acquisition dates.

Earnings and Earnings Per Share

	Fiscal Year			Percent Increase/ (Decrease)

	2005	2004	2003	FY05/04	FY04/03

	(dollars in millions, except per share data):
Net earnings, as reported	$1,803.9	$1,959.3	$1,599.8	(7.9%)	22.5%
Special and IPR&D charges, after-tax	466.6	38.1	120.9	N/A	N/A
Diluted earnings per share, as reported	1.48	1.60	1.30	(7.5%)	23.1%
Special and IPR&D charges, per diluted share	0.38	0.03	0.10	N/A	N/A

        Special and IPR&D charges in each fiscal year included the following (see page 18 of this management’s discussion and analysis and Note 3 to the consolidated financial statements for more detail regarding special and IPR&D charges):

•	Fiscal Year 2005: net after-tax charges totaling $466.6 million related to litigation and a $48.5 million deferred tax liability associated with the expected repatriation of earnings of our foreign subsidiaries.
•	Fiscal Year 2004: net after-tax charges totaling $38.1 million primarily for IPR&D related to the acquisitions of Vertelink, TVI, and the equity method of accounting for one of our equity investments.
•	Fiscal Year 2003: net after-tax charges totaling $120.9 million primarily for IPR&D related to the acquisition of Spinal Dynamics Corporation (SDC).

Other Matters

        In fiscal year 2005, we recorded pre-tax litigation charges of $654.4 million. During the fourth quarter of fiscal year 2005, we recorded a charge for two ongoing legal disputes of $630.1 million. A charge of $550.0 million relates to the settlement of all outstanding litigation and disputes with Gary Michelson, M.D. and Karlin Technology, Inc. (Michelson). The second charge of $80.1 million is a result of a binding arbitration ruling related to a March 2002 agreement between us and ETEX Corporation (ETEX). During the third quarter of fiscal year 2005 we also recorded a charge of $24.3 million related to the DePuy/AcroMed, Inc. (DePuy/AcroMed) litigation. The jury found that the thoracolumbar multiaxial screw design of Medtronic Sofamor Danek, Inc. (MSD), which MSD no longer sells in the U.S., infringes patents held by DePuy/AcroMed under the doctrine of equivalents. See further discussion of these matters in the “Special and IPR&D Charges” section of this management’s discussion and analysis.

        In May 2005, in a case related to intellectual property disputes between Cross Medical Products, Inc. (Cross) and our MSD subsidiary, a U.S. District Court granted Cross a permanent injunction prohibiting MSD’s manufacture or sale of products that were found to infringe one of Cross’s patents. The injunction relates to certain products which use the multiaxial screws in spinal fusion surgery, including the CD HORIZON® family of products. The injunction was stayed for 90 days and is scheduled to take effect on August 22, 2005. MSD has requested a further stay from the U.S. Court of Appeals for the Federal Circuit and is also awaiting the Federal Circuit's decision on an appeal of the District Court's injunction. If MSD should be unsuccessful, the rulings could have an impact on future sales and profitability of the products that incorporate these screws. We are working to ensure that patients and surgeons continue to have access to these technologies.

        During the fourth quarter of fiscal year 2005, we determined that we will be repatriating the entire amount eligible, or $933.7 million of previous foreign earnings back to the U.S. under the American Jobs Creation Act of 2004 (the Jobs Creation Act). As a result, we have recorded a $48.5 million deferred tax liability related to these plans. See the “Income Taxes” section of this management’s discussion and analysis and Note 11 to the consolidated financial statements for further discussion.

        In February 2005, we voluntarily advised physicians about a potential battery shorting mechanism that may occur in a subset of our ICD and CRT-D models manufactured between April 2001 and December 2003. As part of our routine programs to analyze products returned from physicians, we identified nine of 87,000 implanted devices (0.01%) with a battery design that experienced rapid battery depletion due to the shorting action. During the fourth quarter of fiscal year 2005, we worked closely with the physician and patient communities to address their concerns and meet the demand for replacement units. Due to this voluntary field action, we estimate that approximately one-third of these units will be replaced and therefore we have established a reserve to cover the cost of units that have been replaced and estimated future units to be replaced under this field action program. Approximately $35.0 million was charged to cost of products sold in the consolidated statements of earnings during the fourth quarter of fiscal year 2005 to cover the year-to-date costs and estimated future costs of this field action program.

Net Sales

Net sales by operating segment for fiscal years 2005, 2004, and 2003 are presented below:

        The primary exchange rate movements that impact our consolidated net sales growth are the U.S. dollar as compared to the Euro and the Japanese Yen. The impact of foreign currency fluctuations on net sales is not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and our hedging activities (see the “Market Risk” section of this management’s discussion and analysis and Note 4 to the consolidated financial statements for further details on foreign currency instruments and our related risk management strategies).

        Forward-looking statements are subject to risk factors (see “Cautionary Factors That May Affect Future Results” set forth in our Form 10-K).

        Cardiac Rhythm Management    CRM products consist primarily of pacemakers, implantable and external defibrillators, leads, ablation products, electrophysiology catheters, navigation systems and information systems for the management of patients with our devices. CRM fiscal year 2005 net sales grew by 9% from the prior fiscal year to $4.616 billion. Foreign currency translation had a favorable impact on net sales of approximately $82.4 million when compared to the prior fiscal year. While the increase in CRM net sales was solid across most product lines, fiscal year 2005 highlights include the following:

•	Implantable defibrillator net sales for fiscal year 2005 increased 21% over the prior fiscal year to $2.379 billion. This increase was driven by strong demand for the Maximo® and Intrinsic families of ICDs, and enthusiastic market acceptance of the InSync Maximo™ and InSync Sentry CRT-Ds. Maximo and Intrinsic ICDs were released in the U.S. in October 2003 and August 2004, respectively, and the InSync Maximo and InSync Sentry were released in the U.S. in June and November of 2004, respectively. InSync Sentry is the world’s first implantable medical device offering automatic fluid status monitoring in the chest area encompassing the heart and lungs. Fiscal year 2005 net sales also benefited from strong growth in sales of Sprint Fidelis™ leads, which were released in September 2004. The strong market acceptance of these products reflects CRM’s continued product innovation as well as an overall expansion of the tachyarrhythmia and heart failure markets due to an ever increasing body of clinical data that helps support the lifesaving benefits of these devices for certain patient populations.
•	Pacing system net sales for fiscal year 2005 decreased by 4% over the prior fiscal year to $1.756 billion. Current year decreases are attributable to several factors including the slight loss of market share and the year over year decrease in the overall pacing market due to the belief that physicians are focusing more on the CRT-D marketplace. Despite the year over year net sales decline, we continue to maintain solid sales of the Kappa® family of pacemakers and experience continued market acceptance of the EnPulse® pacemaker, which was released in the U.S. in late fiscal year 2004. The EnPulse pacemaker is the world’s first fully automatic pacemaker capable of setting pacing outputs and sensing thresholds in both the upper and lower chambers of the heart.
•	Fiscal year 2005 implantable defibrillator and pacing system sales also benefited from the continued acceptance of the Medtronic CareLink Service. The Medtronic CareLink Service enables clinicians to review data about implanted cardiac devices in real time and access stored patient and device diagnostics through a secure Internet website. The data, which is comparable to information provided during an in-clinic device follow-up, provides the physician with a comprehensive view of how the device and patient’s heart are operating. Today, over 35,000 implant patients are being monitored through Medtronic’s CareLink Service in the U.S.
•	In addition to the growth noted in the core implantable products, Medtronic Emergency Response Systems, Inc. net sales for the fiscal year increased by 12% over the prior fiscal year to $412.4 million. Growth in sales was led by the continued acceptance of the LIFEPAK CR™ Plus defibrillator, an automated external defibrillator (AED) designed for both the commercial and consumer market and the LIFEPAK 20 defibrillator, an external defibrillator for use by both first responders and professionals in a hospital or clinical setting. Both of these products were introduced in the U.S. in fiscal year 2003.

        CRM fiscal year 2004 net sales grew by 17% from the prior fiscal year to $4.238 billion. Foreign currency translation had a favorable impact on net sales of approximately $175.4 million when compared to the prior fiscal year. While the increase in CRM net sales was strong across most product lines, fiscal year 2004 highlights included the following:

•	Implantable defibrillator net sales for fiscal year 2004 increased 28% over the prior fiscal year to $1.962 billion. This increase was driven by continued strong demand for the Maximo and Marquis® family of ICDs, and strong sales growth of the InSync II Marquis™ CRT-D. Both the Maximo and InSync II Marquis were market released in fiscal year 2004. Fiscal year 2004 net sales also benefited from strong growth in sales of Sprint Quattro® leads, which were released in fiscal year 2002. The strong demand for these products reflected CRM’s strong product pipeline as well as an overall expansion of the tachyarrhythmia and heart failure markets.

•	Pacing system net sales for fiscal year 2004 increased by 9% over the prior fiscal year to $1.832 billion. This increase was led by continued strong sales performance of the Kappa 900, Vitatron® C-Series, and the EnPulse pacemakers. In the third quarter, the EnPulse series pacemakers were first market released in the U.S., and in the fourth quarter, we announced the availability of the EnPulse pacemaker with Atrial Capture Management (ACM). Fiscal year 2004 sales also benefited from growing sales of the InSync III low power heart failure pacing device and sales of the Attain® family of left ventricle heart leads. The growth in sales of these products is reflective of new product introductions in the current fiscal year.
•	Fiscal year 2004 implantable defibrillator and pacing system sales also benefited from the continued acceptance of the Medtronic CareLink Service. As of June 2004, nearly 10,000 implant patients were being monitored through Medtronic’s CareLink Service in the U.S. and physicians were able to offer the Medtronic CareLink Service to approximately 130,000 ICD patients and nearly 400,000 pacemaker patients.
•	CRM implantable products and related services were complemented by fiscal year 2004 net sales growth of 7% in Medtronic Emergency Response Systems, Inc., which primarily consisted of sales of our LIFEPAK® line of external defibrillators/monitors. Growth was led by the continued acceptance of the following products, which were all introduced in fiscal year 2003: the LIFEPAK 500DPS, an AED designed for first responders in law enforcement, utility, and military settings; the LIFEPAK CR Plus defibrillator; and the LIFEPAK 20 defibrillator.

        Looking ahead, we expect our CRM operating segment should benefit from the following:

•	Continued acceptance of the InSync Maximo and InSync Sentry CRT-Ds. We believe that the InSync Sentry will provide an advantage in managing heart failure, since thoracic fluid accumulation is a primary indicator of worsening heart failure and often results in patient hospitalization. In April 2005, we announced FDA approval to add a new feature to both the InSync Maximo and the InSync Sentry CRT-Ds. Sequential biventricular pacing or “V-to-V” (ventricle to ventricle) timing is a new feature that allows physicians to separately adjust the timing of electrical therapy delivered to the heart failure patient’s two ventricles, which can optimize the beating of the heart and enhance the flow of blood throughout the body.
•	Continued growth in the ICD and CRT-D markets due to a national coverage decision, by the Centers for Medicare and Medicaid Services (CMS), to expand coverage of ICDs. On January 29, 2005, CMS published their decision to expand coverage of ICDs to include the patient population, which was the focus of the Sudden Cardiac Death in Heart Failure Trial (SCD-HeFT). Published January 20, 2005 in the New England Journal of Medicine, the SCD-HeFT study demonstrated that the use of an ICD reduces death by 23 percent in people with moderate to severe heart failure and poor heart pumping function compared to those who did not receive a defibrillator. The coverage decision will impact an estimated patient population of 300,000 Medicare beneficiaries.
•	Continued acceptance of the Intrinsic ICD with Managed Ventricular Pacing (MVP™), a new pacing mode designed to promote natural heart activity by minimizing unnecessary right ventricular pacing.
•	Continued acceptance of the Medtronic CareLink Service. The Medtronic CareLink Service enables patients, as instructed by their physician, to transmit data from their implantable device anywhere in the U.S. using a portable monitor that is connected to a standard telephone. Within minutes, the patient’s medical team can view patient and device diagnostic data on a secure Internet website.
•	Continued growth in the CRT-D market due to the recently released CARE-HF (Cardiac Resynchronization in Heart Failure) study, which shows that cardiac resynchronization therapy improves all-cause mortality and patient quality of life in patient populations which include individuals with moderate to severe heart failure and poor heart pumping function. The findings from the CARE-HF randomized, controlled trial were presented March 7, 2005 during a Late-Breaking Clinical Session at the American College of Cardiology Annual Scientific session and concurrently published in the New England Journal of Medicine.
•	The introduction of the EnRhythm™ pacemaker and the EnTrust™ ICD. EnRhythm is the first pacemaker to include MVP. The EnTrust ICD offers both MVP and refinements to the anti-tachycardia pacing (ATP) function of the device. ATP uses pacing pulses to painlessly terminate fast, dangerous heart rhythms originating in the ventricle. EnRhythm was released in the U.S. in May 2005 and in Europe in February 2005. EnTrust was released in Europe at the same time as the EnRhythm and is expected to be released in the U.S. in the second half of calendar year 2005.

        Spinal, ENT, and Navigation    Spinal, ENT, and Navigation products include thoracolumbar, cervical and interbody spinal devices, bone growth substitutes, surgical navigation tools, and surgical products used by ENT physicians. Spinal, ENT, and Navigation net sales for fiscal year 2005 increased by 20% from the prior fiscal year to $2.125 billion. Foreign currency translation had a favorable impact on net sales of $17.4 million when compared to the prior fiscal year. Spinal net sales for fiscal year 2005 increased 22% from the prior fiscal year to $1.785 billion. This increase reflects solid growth across our portfolio of product offerings including continued robust acceptance of INFUSE Bone Graft, steady growth in net sales of our CD HORIZON LEGACY™ Spinal System family of products and the introduction of the CAPSTONE vertebral body spacer. INFUSE Bone Graft contains a recombinant human bone morphogenetic protein, or rhBMP-2, which induces the body to grow its own bone, eliminating the need for a painful second surgery to harvest bone from elsewhere in the body. In May 2004, we announced that the FDA approved the use of INFUSE Bone Graft in the treatment of certain types of acute, open fractures of the tibial shaft, a long bone in the lower leg. The approval broadens the indications of the use of our INFUSE Bone Graft technology. Since April 2005, we have the right to market InductOs™ Bone Graft, the European equivalent of the INFUSE Bone Graft, for use in spinal fusion in European markets. The CAPSTONE vertebral body spacer, released in the U.S. in October 2004, is designed to replace and restore the height of all or part of a vertebral body (the weight bearing portion of the vertebra) that has been removed for the treatment of a tumor or fracture. ENT and Navigation net sales for fiscal year 2005 increased by 11% and 17%, respectively, from the prior fiscal year. The primary drivers of the increase in ENT net sales was the physician preference for the NIM-Response® nerve monitor and XPS® Micro Power Drill. Navigation net sales growth was primarily the result of strong sales of the StealthStation® TRIA and the PoleStar™ N20 surgical navigation equipment.

        Spinal, ENT, and Navigation net sales for fiscal year 2004 increased by 31% from the prior fiscal year to $1.765 billion. Foreign currency translation had a favorable impact on net sales of $34.4 million when compared to the prior fiscal year. Spinal net sales for fiscal year 2004 increased by over 36% from the prior fiscal year to $1.464 billion. This increase reflected continued acceptance of our broad base of product offerings, including overwhelming acceptance of INFUSE Bone Graft, and steady growth in sales of our expanding portfolio of MAST products. INFUSE Bone Graft is approved for use with the LT-CAGE, INTER FIX™, and INTER FIX RP spinal fusion devices. ENT and Navigation net sales for fiscal year 2004 increased by 14% and 9%, respectively, from the prior fiscal year.

        Looking ahead, we expect our Spinal, ENT, and Navigation operating segment should benefit from the following:

•	Continued market acceptance of the INFUSE Bone Graft for spinal fusion and acute tibia fractures. With the European approval of InductOs Bone Graft for use in spinal fusion, the growth in InductOs Bone Graft net sales is expected to accelerate in European markets.
•	Steady acceptance of our expanding suite of MAST products and minimally invasive surgical techniques, such as the CATALYST Anterior Instrument Set, introduced in November 2004 and designed to enable surgeons to more accurately, and less invasively, place spinal implants from an anterior, or front, surgical approach.
•	Continued acceptance of the BRYAN® Cervical Disc System, MAVERICK™ Lumbar Artificial Disc, Prestige® ST and Prestige LP Cervical Disc Systems outside the U.S. Enrollment has just begun on the Prestige LP U.S. clinical trial and has recently been completed for the other three artificial disc U.S. clinical trials.
•	Continued acceptance of the CAPSTONE vertebral body spacer for insertion between vertebrae in the anterior thoracic and lumbar spine to aid in surgical spinal correction and stabilization.

        Neurological and Diabetes    Neurological and Diabetes products consist primarily of implantable neurostimulation devices, implantable drug administration devices, neurosurgery products, urology products, gastroenterology products, hydrocephalic shunts/drainage devices, surgical instruments, functional diagnostic and sensing equipment and medical systems for the treatment of diabetes. Neurological and Diabetes net sales for fiscal year 2005 increased 11% from the prior fiscal year to $1.794 billion. Foreign currency had a favorable impact on net sales of $26.6 million when compared to the prior fiscal year. Neurological net sales for fiscal year 2005 increased by 9% over the prior fiscal year. This increase reflects solid net sales growth in all businesses within Neurological. Key product lines which drove growth during the year include Activa Therapy for the treatment of movement disorders associated with advanced Parkinson’s disease and essential tremor, full year sales of the SynchroMed® II implantable drug infusion pump, InterStim® Therapy for the treatment of urinary control, the Bravo®pH Monitoring System for diagnosis of acid reflux and our Legend® high speed surgical drill system. Neurological growth also benefited from the launch of the Restore Rechargeable Neurostimulation System, our first fully rechargeable neurostimulation system, which occurred late fiscal year 2005. The Restore System is indicated to manage chronic, difficult-to-treat pain in the trunk and/or multiple limbs that is associated with failed back syndrome, post laminectomy pain, unsuccessful disc surgery or degenerative disc disease. Diabetes net sales in fiscal year 2005 increased 16% over the prior fiscal year. This increase reflects positive U.S. growth of the Paradigm 515 and 715 wireless insulin pumps and strong increases in net sales of disposable infusion sets used with our line of Paradigm insulin infusion pumps. The Paradigm 515 and 715 pumps, released in November 2004, add new features to the previous Paradigm 512 and 712 versions including increased customization of the insulin dosage based on patient specific information and enhanced information management capabilities. Using the system’s Paradigm Link® Blood Glucose Monitor, patients can upload data, including glucose values, carbohydrate intake and insulin dosing information to the system via the Internet from both the Paradigm Link monitor and Paradigm 515 or 715 insulin pumps. This increased data and user-friendly format are designed to aid patients with daily self-management decisions.

        Neurological and Diabetes net sales for fiscal year 2004 increased 19% from the prior fiscal year to $1.611 billion. Foreign currency had a favorable impact on net sales of $51.6 million when compared to the prior fiscal year. Neurological net sales for fiscal year 2004 increased by 19% over the prior fiscal year. This increase reflected continued strong sales of Activa Therapy, InterStim Therapy, neurostimulation systems for the treatment of chronic pain, continued acceptance of the Bravo pH Monitoring System, and our Legend high speed surgical drill system. In addition, fiscal year 2004 sales also benefited from the fourth quarter limited release of the SynchroMed II implantable drug infusion pump, which features a larger drug reservoir and is 30% smaller than the original SynchroMed system. Diabetes net sales in fiscal year 2004 increased 18% over the prior fiscal year. This increase reflected continued acceptance of the Paradigm 512 and 712 wireless insulin pumps. These pumps use wireless technology called the Paradigm Link to automatically transmit blood sugar readings from the glucose monitor to the insulin pump. The pump then uses its Bolus Wizard® calculator to recommend the proper insulin dosage for the user. Both of these pumps were released in fiscal year 2004.

        Looking ahead, we expect our Neurological and Diabetes operating segment should benefit from the following:

•	Full worldwide launch of Restore Rechargeable Neurostimulation System for pain management that provides increased power without compromising device longevity. We obtained European approval for Restore in February 2005 and U.S. approval in April 2005.
•	Continued acceptance of the Paradigm 515 and 715 external insulin pump systems, which offer secure patient access to the web-based Medtronic CareLink™ Service for Diabetes.

•	Continued acceptance of our Activa Therapy for the treatment of Parkinson’s disease and essential tremor. During the second quarter of fiscal year 2005, CMS approved a New Tech Add-on Payment for the Kinetra® neurostimulator that simplifies the delivery of Activa Therapy through a single device.
•	Continued acceptance of SynchroMed II Implantable Drug Infusion Pump. The SynchroMed II was released in Europe during April 2004 and fully released in the U.S. during late June 2004.
•	Launch of the Synergy Plus+™ and Synergy Compact+™ neurostimulators for treatment of chronic pain. These two new neurostimulators offer physicians the benefits of enhanced programming and greater patient therapy flexibility as compared to our current portfolio of products. The full launch of these products is expected in the first quarter of fiscal year 2006.

        Vascular    Vascular products consist of coronary, endovascular, and peripheral stents and related delivery systems, stent graft systems, distal embolic protection systems and a broad line of balloon angioplasty catheters, guide catheters, guidewires, diagnostic catheters and accessories. Vascular net sales for fiscal year 2005 increased 1% from the prior fiscal year to $851.3 million. Foreign currency translation had a favorable impact on net sales of $26.5 million when compared to the prior fiscal year. Coronary Vascular net sales were flat in comparison to the prior fiscal year as a result of declining U.S. coronary stent sales offset by the positive effects of a weaker U.S. dollar in comparison to the prior fiscal year and continued strong acceptance of the Driver® Coronary Stent in markets outside the U.S., where drug-eluting stent use does not yet dominate the market. The Driver is our cobalt-alloy coronary stent, introduced in fiscal year 2004. The cobalt-alloy allows for engineering of thinner struts and provides greater maneuverability in placing the stent. Also contributing to the fiscal year 2005 results was a net sales increase of 5% in Endovascular. Endovascular increases were primarily a result of strong growth in sales of the Talent™ Stent Graft System outside the U.S., which is used to treat abdominal aortic aneurysms (AAA). Peripheral Vascular fiscal year 2005 net sales were flat in comparison to the prior fiscal year.

        Vascular net sales for fiscal year 2004 increased 9% from the prior fiscal year to $842.2 million. Foreign currency translation had a favorable impact on net sales of $53.7 million when compared to the prior fiscal year. Coronary Vascular growth of 5% from the prior fiscal year was primarily driven by the continued strong acceptance of the Driver Coronary Stent in markets worldwide, but particularly outside the U.S., where drug-eluting stent use is much less prominent. Also contributing to the annual growth were net sales increases of 22% and 27% in Endovascular and Peripheral Vascular, respectively. Endovascular increases were a result of strong growth in sales of the AneuRx® Stent Graft System, which is used to treat AAA. Peripheral Vascular increases were a result of continued acceptance of the Racer® Biliary Stent System (released in the U.S. during November 2003), which is an over-the-wire balloon expandable stent system that is designed to maintain bile flow in liver ducts with severe blockage.

        Looking ahead, we expect our Vascular operating segment should benefit from the following:

•	Our anticipated entry into the drug-eluting stent market. The clinical trials for our Endeavor™ Drug-Eluting Coronary Stent using Abbott Laboratories’ proprietary immunosuppression drug ABT-578 (a rapamycin analogue) paired with our highly successful Driver stent began in fiscal year 2003. We reported final results for the one-year follow up data from our ENDEAVOR I clinical trial at the European Society of Cardiology meeting in August 2004, 30-day safety data from the ENDEAVOR II clinical trial at the Paris Course on Revascularization (PCR) in May 2004, and 8 and 9 month ENDEAVOR II clinical results at the American College of Cardiology meeting in March 2005. The 8 and 9 month clinical data in the 1,197 patient ENDEAVOR II trial demonstrated clinically and statistically significant improvement, compared to the Driver Coronary Stent, in all of the study’s endpoints. We completed patient enrollment in the ENDEAVOR III clinical trial during September 2004. In the beginning of the second quarter of fiscal year 2005, we announced our intention to conduct an additional trial, ENDEAVOR IV, to collect additional efficacy data on the performance of the Endeavor Drug-Eluting Stent and to support the FDA’s request for expanded safety data on the ABT-578 drug. In December 2004, we received conditional Investigational Device Exemption (IDE) approval from the

FDA to proceed with the ENDEAVOR IV clinical trial and began enrolling patients in the fourth quarter of fiscal year 2005. We expect to receive approval to commercially release the Endeavor Drug-Eluting Stent in Europe and many emerging markets in the first half of fiscal year 2006, and assuming continued positive results from our clinical trials, we expect to receive U.S. regulatory approval during calendar year 2007.
•	Continued strong adoption of the Driver Coronary Stent in Japan and other markets outside of the U.S.
•	Continued acceptance of the Sprinter® Semi-Compliant Balloon Dilatation Catheter released in July 2004.
•	Continued market penetration of the Talent AAA Stent Graft in the European market and growth of the AneuRx AAA Stent Graft following the release of the Xcelerant™ Delivery System. The Xcelerant Delivery System was approved for use in the U.S. by the FDA in November 2004 and is designed to provide physicians with a smooth, controlled and more trackable delivery platform to implant the AneuRx AAA Stent Graft.
•	Acceptance of the Valiant Thoracic Stent Graft with Xcelerant Delivery System, which was approved in Europe in March 2005. Valiant is a next-generation stent graft used for the minimally invasive repair of the thoracic aorta, the body’s largest artery, for several disease states, including aneurysms, penetrating ulcers, acute or chronic dissections, and contained or traumatic ruptures.

        Cardiac Surgery    Cardiac Surgery products include positioning and stabilization systems for beating heart surgery, perfusion systems, products for the repair and replacement of heart valves, minimally invasive cardiac surgery products, surgical accessories and the epicardial ablation products. Cardiac Surgery net sales for fiscal year 2005 increased 6% over the prior fiscal year to $668.8 million. Foreign currency translation had a favorable impact on net sales of $13.3 million when compared to the prior fiscal year. The primary drivers for fiscal year 2005 growth were the Heart Valve and Perfusion businesses, which grew net sales by 10% and 4%, respectively, as compared to the prior fiscal year. Tissue Valve sales led the growth in the Heart Valve business with growth of 13%. Key components to the Tissue Valve growth were sales of the Mosaic® and Freestyle® tissue valves, which benefited from full year sales in the Japanese market where they were reintroduced in the fourth quarter of fiscal year 2004. The growth in Perfusion Systems net sales in fiscal year 2005 was primarily due to continued market share gains in a market that continues to experience contraction.

        Cardiac Surgery net sales for fiscal year 2004 increased 13% over the prior fiscal year to $630.9 million. Foreign currency translation had a favorable impact on net sales of $29.1 million when compared to the prior fiscal year. The primary drivers for fiscal year 2004 growth were the Heart Valve and Cardiac Surgery Technologies (CST) businesses, which grew net sales by 19% and 17%, respectively, as compared to the prior fiscal year. Tissue Valve sales growth of 21% was led by the continued acceptance of the Mosaic and Freestyle tissue valves, including the fourth quarter reintroduction of these valves into the Japanese market. The primary driver of growth in CST was the continued acceptance of the market leading Cardioblate® BP (Bipolar) Surgical Ablation System, which offers surgeons the unique ability to perform an irrigated surgical ablation procedure, and the continued growth in the use of the Octopus® family of tissue stabilizers for use in beating heart bypass procedures. Perfusion Systems net sales in fiscal year 2004 also increased 9% over the prior fiscal year due, in large part, to market share gains in an otherwise shrinking market and increased acceptance in the use of the Magellan® Autologous Platelet Separator, which processes the patient’s own blood and benefits the patient in a variety of ways, including a reduction in the risk of infection.

        Looking ahead, we expect our Cardiac Surgery operating segment should benefit from the following:

•	The full U.S. launch of our newest tissue valve, the Mosaic Ultra, in the first quarter of fiscal year 2006. The Mosaic Ultra tissue valve incorporates a reduced sewing ring profile that facilitates the use of a larger valve.

•	Acceptance of our latest generation of ablation system called the Cardioblate BP2 Surgical Ablation System, which offers surgeons the unique ability to perform an irrigated surgical ablation procedure and is the world’s first surgical ablation system that is able to create all the necessary lesions of the Maze III surgical procedure without additional equipment.

Costs and Expenses

        The following is a summary of major costs and expenses as a percent of net sales:

	Fiscal Year

	2005	2004	2003

Cost of products sold	24.3%	24.8%	24.7%
Research and development expense	9.5	9.4	9.8
Selling, general and administrative expense	32.0	30.8	30.9
IPR&D	—	0.5	1.5
Special charges	6.5	(0.1)	—
Other expense, net	2.9	3.9	2.5
Interest (income)/expense	(0.4)	—	0.1

        Cost of Products Sold    Fiscal year 2005 cost of products sold as a percent of net sales decreased 0.5 percentage point from fiscal year 2004 to 24.3%. The decrease in cost of goods as a percentage of net sales was due to favorable foreign currency translation and hedging impact, partially offset by the impact of the Marquis battery field action and increased sales of INFUSE Bone Graft and certain tissue products in our Spinal business, which have margins that are below our average margins. We expect cost of products sold, as a percentage of revenue, to continue in the 24.0%-25.0% range.

        Fiscal year 2004 cost of products sold as a percent of net sales remained consistent with only a 0.1 percentage point increase from fiscal year 2003 to 24.8%. The slight decrease in margins is primarily driven by a higher proportion of sales coming from the INFUSE Bone Graft and certain tissue products in our Spinal business, which have margins that are below our average margins. This decrease is partially offset by a favorable product mix and a slight benefit from foreign currency translation.

        Research and Development    Consistent with prior periods, we have continued to invest heavily in the future by spending aggressively on research and development efforts, with research and development spending representing 9.5% of net sales, or $951.3 million, in fiscal year 2005. This level of spending resulted in a $99.8 million increase over fiscal year 2004. We are committed to developing technological enhancements and new indications for existing products, and new less invasive technologies to address unmet medical needs. Furthermore, we expect our development activities to help reduce patient care costs and the length of hospital stays in the future.

        Fiscal year 2004 research and development expense increased $102.1 million from fiscal year 2003 to $851.5 million, or 9.4% of net sales. As a percentage of net sales, research and development expense decreased 0.4 percentage point, which primarily related to the disproportionate foreign currency impact on the growth in net sales as compared to research and development expense, which is based largely in the U.S.

        In addition to our investment in research and development, we continue to access new technologies in areas served by our existing businesses, as well as in new areas, through acquisitions, licensing agreements, alliances and certain strategic equity investments.

        Presented below are our most important products that received FDA approval or clearance and/or were launched in the U.S. during fiscal year 2005:

Product	Applicable for	Date

NIM-Spine™ System	Spinal surgery	May 2004
LIFENET® BLUE	Patient data transmission	May 2004
InSync® Maximo™ CRT-D	Abnormally rapid heartbeats	June 2004
Durepair Dura Regeneration Matrix	Cranial repair	July 2004
Sprinter® Semi-Compliant Over-The-Wire Balloon Dilatation Catheter	Coronary stenosis	July 2004
Octopus® NS & Octopus® TE Tissue Stabilizers	Beating heart bypass procedures	August 2004
Attain® 4194 Bipolar over-the-wire left-heart lead	Abnormally rapid heartbeats	August 2004
Intrinsic™ dual-chamber ICD	Abnormally rapid heartbeats	August 2004
U-Clip™ Anastomotic Device	Cardiac surgery	September 2004
StimPilot™ System	Surgical navigation	September 2004
Vitatron® T-series pacemaker	Abnormally slow heartbeats	September 2004
Multi-Exchange™ Stent Delivery System	Coronary stenosis	September 2004
Sprint Fidelis™ Family of Leads	Abnormally rapid heartbeats	September 2004
METRx™ QUADRANT™ Retractor	Spinal fusion	October 2004
CD HORIZON® LEGACY™ 5.5 Cannulated Implant System	Spinal fusion	October 2004
HOURGLASS™ Vertebral Body Spacer	Spinal fusion	October 2004
VERTE-STACK® CAPSTONE™ PEEK Vertebral Body Spacer	Spinal fusion	October 2004
Xcelerant™ Delivery System	Abdominal aortic aneurysms	November 2004
Catalyst™ Anterior Instrument Set	Spinal fusion	November 2004
Paradigm® 515 and Paradigm® 715 Insulin Pumps	Diabetes management – insulin therapy	November 2004
InSync® Sentry™ CRT-D	Abnormally rapid heartbeats	November 2004
CD HORIZON® LEGACY 6.35 Spinal System	Spinal fusion	February 2005
Attain® Select™ 6238 TEL Guide Catheter Set	Abnormally rapid heartbeats	March 2005
Restore™ Neurostimulation System	Pain management	April 2005
InSync® Maximo™ and InSync® Sentry™ CRT-Ds with V-V timing	Abnormally rapid heartbeats	April 2005

        Selling, General and Administrative    Fiscal year 2005 selling, general and administrative expense as a percentage of net sales increased by 1.2 percentage points from fiscal year 2004 to 32.0%. The increase in selling, general and administrative expense as a percentage of net sales primarily relates to our continued investment in expanding our sales organization during the year and increased legal spending related to several active legal cases. This increase was partially offset by continued cost control measures across all of our businesses.

        Fiscal year 2004 selling, general and administrative expense as a percentage of net sales decreased by 0.1 percentage point from fiscal year 2003 to 30.8%. The slight decrease in selling, general and administrative expense as a percentage of net sales was due to continued cost control measures in all businesses, partially offset by incremental reserves related to MiniMed’s uncollectible accounts receivable, which increased $42.7 million in fiscal year 2004, as well as our continued investment in the sales force to keep pace with growing business opportunities. A portion of the additional allowance for doubtful accounts related to sales made prior to the acquisition of MiniMed.

        Special and IPR&D Charges    Special charges (such as certain litigation and restructuring charges) and IPR&D charges recorded during the previous three fiscal years are as follows:

	Fiscal Year

	2005	2004	2003

	(dollars in millions)
Special charges:
Litigation	$654.4	$—	$(8.0)
Asset write-downs	—	—	8.9
Restructuring and other related charges	—	—	16.1
Changes in restructuring obligation estimates	—	(4.8)	(14.5)

Total special charges	654.4	(4.8)	2.5
IPR&D	—	41.1	114.2

Total special and IPR&D charges, pre-tax	654.4	36.3	116.7
(Deduct)/add tax impact of special and IPR&D charges	(236.3)	1.8	4.2
Add tax impact for the repatriation of foreign earnings	48.5	—	—

Total special and IPR&D charges	$466.6	$38.1	$120.9

        Special Charges    In fiscal year 2005, we recorded pre-tax litigation charges of $654.4 million. The largest of the charges, in the amount of $550.0 million, occurred in the fourth quarter and relates to costs for the settlement of all outstanding litigation and disputes with Michelson. The agreement reached with Michelson requires a total cash payment of $1.350 billion for the settlement of all ongoing litigation and the purchase of a portfolio of more than 100 issued U.S. patents, over 110 pending U.S. patent applications and numerous foreign counterparts to these patents. The $550.0 million was assigned to past damages in the case and the remaining $800.0 million will be recorded as purchased intellectual property upon the completion of the acquisition in the first quarter of fiscal year 2006 (see Note 17 to the consolidated financial statements). Also, in the fourth quarter of 2005, we recorded a charge of $80.1 million resulting from a final arbitration award for breach of contract damages related to a March 2002 agreement between us and ETEX. The $80.1 million includes damages, interest, and partial legal fees equal to $63.6 million, in the aggregate, and the forgiveness of an existing $16.5 million note owed to us by ETEX. In the third quarter of 2005, we recorded a charge of $24.3 million related to the DePuy/AcroMed litigation. The jury found that the thoracolumbar multiaxial screw design of MSD, which MSD no longer sells in the U.S., infringes patents held by DePuy/AcroMed under the doctrine of equivalents. In February 2005, the Court entered judgment against MSD in the amount of $24.3 million, which included prejudgment interest. Given the judgment entered by the Court and our conclusion that the likelihood of paying the damages was probable at that point in time, we recorded a $24.3 million charge related to this judgment. Although we believe recording the charge was the appropriate action, MSD has appealed the jury’s verdict and intends to continue to vigorously contest the charges. At April 29, 2005, unpaid legal special charges are recorded in other accrued expenses in the consolidated balance sheets.

        On October 22, 2004, the Jobs Creation Act was signed into law by the President. The Jobs Creation Act allows U.S. corporations a one-time deduction of 85 percent of certain “cash dividends” received from controlled foreign corporations. The deduction is available to corporations during the tax year that included October 22, 2004 or the immediately subsequent tax year. According to the Jobs Creation Act, the amount of eligible dividends is limited to $500.0 million or the amount described as permanently reinvested earnings outside the U.S. in a company’s most recent audited financial statements filed with the Securities and Exchange Commission (SEC) on or before June 30, 2003. Based on these requirements, we have $933.7 million of cash held outside the U.S., which could be eligible for the special deduction in fiscal year 2006. We intend to repatriate the entire amount eligible under the Jobs Creation Act, or $933.7 million. The amounts repatriated will be used for qualified expenditures under the Jobs Creation Act. As of April 29, 2005, we have recorded a deferred tax liability of $48.5 million associated with our planned repatriation of these funds and included that amount in the table above and in the consolidated statements of earnings in the provision for income taxes.

        In fiscal year 2004, we recorded a $4.8 million reversal of a previously established reserve related to the Vascular facility consolidation initiatives, which started in the first quarter of fiscal year 2003. The $4.8 million change in estimate was a result of the following favorable outcomes in the execution of these initiatives: a decrease of $2.4 million as a result of selling or utilizing existing assets which were previously identified for impairment; a decrease of $1.8 million related to subleasing a facility earlier than anticipated; and a decrease of $0.6 million in severance payments related to employees identified for elimination who found positions elsewhere in the Company.

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

        The $25.0 million Vascular facility consolidation initiative occurred during the first quarter of fiscal year 2003. We reorganized our Vascular research and development, clinical, regulatory and manufacturing functions, closed seven facilities in California and one in Florida, and identified 685 positions to be eliminated. In connection with this initiative, we recorded a $10.8 million restructuring charge, an $8.9 million asset write-down, and $5.3 million of other restructuring-related charges. The $10.8 million restructuring charge consisted of $4.6 million for lease cancellations and $6.2 million for severance costs. The $8.9 million asset write-down related to assets that will no longer be utilized, including accelerated depreciation of assets held and used. The $5.3 million of other restructuring-related charges related to incremental expenses we incurred as a direct result of the Vascular restructuring initiative, primarily retention and productivity bonuses for services rendered by the employees prior to July 26, 2002, as well as equipment and facility moves. The other restructuring-related charges were incurred during the quarter the initiative was announced. The Vascular restructuring initiatives resulted in annualized operating savings between $35.0 million and $40.0 million. Of the 685 positions identified for elimination, 629 had been eliminated as of April 30, 2004 and no further positions were eliminated under these initiatives. This charge was offset by a reversal of $14.5 million of previously established restructuring reserves no longer considered necessary. The first reversal of $8.9 million, which included $1.7 million of asset write-downs, related to our restructuring initiatives from the fourth quarter of fiscal year 2001 and the first quarter of fiscal year 2002. The outcome of these initiatives was favorable compared to our initial estimates for two reasons. First, several employees who were in positions identified for termination found other jobs within the Company; and second, two sales offices that were initially identified for closure ultimately did not close. The second reversal of $5.6 million related to distributor termination costs accrued in connection with the merger of PercuSurge, Inc. (PercuSurge). The outcome of the PercuSurge distributor terminations was favorable to our original estimates as a result of anticipated contractual commitments that did not materialize. As of April 30, 2004 all reserves were utilized, as the initiatives have been completed.

        IPR&D    There were no IPR&D charges recorded in fiscal year 2005.

        In the fourth quarter of fiscal year 2004, we entered into an agreement which provided us an option to purchase substantially all the assets of a certain third-party entity. We held a cost method equity investment in this entity and as a result of this new agreement, we applied the equity method of accounting to this investment. At the date of the agreement, $17.2 million of the amount paid for the investment was expensed for IPR&D related to cardiac surgery devices under development that had not yet reached technological feasibility.

        During the third quarter of fiscal year 2004, we acquired Vertelink. At the date of the acquisition, $22.0 million of the purchase price was expensed for IPR&D related to spinal fixation devices that had not yet reached technological feasibility and had no future alternative use. At the time of the acquisition, the KOBRA Fixation System was being reviewed by the FDA for 510(k) approval, which was subsequently obtained during the third quarter of fiscal year 2004. The technology will be adapted for use in manufacturing spinal fixation devices that can achieve multi-level stabilization of the cervical, thoracic and lumbar spine. Prior to the acquisition, we did not have a comparable product under development. The acquisition of Vertelink enhanced the strategic initiative of our Spinal business that focuses on MAST. In fiscal year 2005, we incurred $1.0 million in costs and expect to incur costs totaling $0.7 million in fiscal year 2006, and $0.5 million in fiscal year 2007 to bring these products to commercialization in the U.S. These costs are being funded by internally generated cash flows.

        During the second quarter of fiscal year 2004, we acquired TVI. At the date of acquisition, $1.9 million of the purchase price was expensed for IPR&D related to a cell and agent delivery device that had not yet reached technological feasibility and had no future alternative use. This device will be used to deliver cells, genes and drugs to precise locations within the vascular system. Prior to the acquisition, we did not have a comparable product under development. The acquisition of TVI complemented our commitment to advance therapies and treatments by combining biologic and device therapies. In fiscal year 2005, we incurred $3.1 million in costs and expect to incur costs totaling $4.1 million in fiscal year 2006, $4.8 million in fiscal year 2007, $6.0 million in fiscal year 2008, and $6.0 million in fiscal year 2009 to bring this product to commercialization in the U.S. These costs are being funded by internally generated cash flows.

        In the second quarter of fiscal year 2003, we acquired SDC. At the date of acquisition, $114.2 million of the purchase price was expensed for IPR&D related to the BRYAN® Cervical Disc System (BRYAN Disc), which had not yet reached technological feasibility in the U.S. and had no alternative future use. The BRYAN Disc is an artificial cervical disc featuring a shock-absorbing elastomer designed to replace and mimic the functionality of natural intervertebral discs removed from a patient during spinal surgery. Prior to this acquisition, we did not have a product with comparable technology under development, and the acquisition of SDC is expected to accelerate our entry into the arena of artificial cervical discs. At the time of acquisition, SDC had received approval from the FDA for an investigational device exemption allowing SDC to proceed with human clinical studies, which must be completed before regulatory approval can be obtained in the U.S. In fiscal year 2005, we incurred $0.6 million in costs and expect to incur $0.4 million in fiscal year 2006 and $0.2 million in fiscal year 2007 to bring this product to commercialization in the U.S. These costs are being funded by internally generated cash flows.

        We are responsible for the valuation of IPR&D charges. The values assigned to IPR&D are based on valuations that have been prepared using methodologies and valuation techniques consistent with those used by independent appraisers. All values were determined by identifying research projects in areas for which technological feasibility had not been established. Additionally, the values were determined by estimating the revenue and expenses associated with a project’s sales cycle and the amount of after-tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

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

         Other Expense, Net    Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses and impairment charges. Net other expense decreased from $351.0 million in fiscal year 2004 to $290.5 million in fiscal year 2005, a $60.5 million decrease. This decrease primarily reflects a $52.3 million decrease in the amount of loss recorded associated with foreign exchange contracts used to hedge results of operations in fiscal year 2005. Additionally, we experienced a decrease in net royalty expenses of approximately $16.0 million primarily due to the end of certain incoming and outgoing royalty streams in our CRM business and the Michelson agreement in which we are no longer required to pay royalties and therefore reversed certain previous accruals of approximately $20.0 million.

        Net other expense increased from $188.4 million in fiscal year 2003 to $351.0 million in fiscal year 2004, a $162.6 million increase. This increase primarily reflected a $157.1 million increase in the amount of loss recorded associated with foreign exchange contracts used to hedge results of operations in fiscal year 2004. The continued weakening of the U.S. dollar during fiscal year 2004 resulted in improved top line growth in operations but was offset by the realized losses on these foreign exchange contracts. Additionally, we experienced an increase in net royalty expenses of approximately $51.5 million due to royalties paid on certain of our Spinal products that experienced large increases in overall sales during fiscal year 2004, and as a result of the unfavorable comparison with fiscal year 2003, which had a non-recurring reversal of $20.0 million in accrued royalty expenses associated with a favorable outcome in a patent infringement suit. These other expense increases were partially offset by the write-off of $28.3 million in equity investments, deemed to be impaired, as compared to $42.2 million in fiscal year 2003, and incremental royalty income of $14.2 million from the CRM, Vascular and Neurological and Diabetes operating segments.

        Interest Income/Expense    In fiscal year 2005, net interest income was $45.1 million, an increase of $42.3 million from net interest income of $2.8 million in fiscal year 2004. The increase in net interest income in fiscal year 2005 as compared to fiscal year 2004 is a result of increased levels of interest-bearing investments, higher interest rates and relatively fixed levels of debt in comparison to the prior fiscal year.

        In fiscal year 2004, we generated net interest income of $2.8 million as compared to net interest expense of $7.2 million in fiscal year 2003. The change in net interest income/expense was due to having slightly higher yields and higher average investment balances in fiscal year 2004, as a result of cash generated from operations, in comparison to relatively unchanged levels of debt from the prior fiscal year.

Income Taxes

	Fiscal Year			Percentage Point Increase/(Decrease)

	2005	2004	2003	FY05/04	FY04/03

	(dollars in millions)
Provision for income taxes	$739.6	$837.6	$741.5	N/A	N/A
Effective tax rate	29.1%	29.9%	31.7%	(0.8)	(1.8)
Impact of repatriation, special and IPR&D charges	0.1%	0.4%	1.7%	(0.3)	(1.3)

        The effective tax rate decreased by 0.8 percentage point from fiscal year 2004 to fiscal year 2005. This decrease primarily reflects a 0.5 percentage point decrease in the nominal tax rate and a 0.3 percentage point decrease from the tax impact of the fiscal year 2005 repatriation, special, and IPR&D charges. The nominal tax rate decreased from 29.5% in fiscal year 2004 to 29.0% in fiscal year 2005 as a result of increased benefits from our international operations subject to tax rates lower than our U.S. rate. The remaining 0.3 percentage point decrease is primarily due to the non-deductible IPR&D charges in fiscal year 2004 as compared to deductible special charges in fiscal year 2005 neutralized by the tax liability associated with the Jobs Creation Act.

        Pursuant to the Jobs Creation Act, we intend to repatriate the entire amount of eligible earnings of our foreign subsidiaries, or $933.7 million. Accordingly, we have recorded a deferred tax liability of $48.5 million as of April 29, 2005.

        The effective tax rate decreased by 1.8 percentage points from fiscal year 2003 to fiscal year 2004. This decrease primarily reflects an additional $73.1 million of IPR&D charges taken in fiscal year 2003 versus fiscal year 2004 and continued benefit from our international operations subject to tax rates lower than our U.S. rate. IPR&D is not deductible for tax purposes.

Liquidity and Capital Resources

	Fiscal Year

	2005	2004

	(dollars in millions)
Working capital	$4,041.5	$1,072.1
Current ratio*	2.2:1.0	1.3:1.0
Cash, cash equivalents, and short-term investments	$3,391.6	$1,927.5
Long-term investments in public and private debt securities**	1,324.1	1,217.8

Cash, cash equivalents, short-term investments, and long-term debt securities	$4,715.7	$3,145.3

Short-term borrowings and long-term debt	$2,451.8	$2,359.3
Net cash position***	$2,263.9	$786.0

*	Current ratio is the ratio of current assets to current liabilities.
**	Long-term investments include public and private debt securities with a maturity date greater than one year from the end of the period.
***	Net cash position is the sum of cash, cash equivalents, short-term investments and long-term investments in public and private debt securities less short-term borrowings and long-term debt.

        The increase in our working capital and current ratio since fiscal year 2004 relates to the reclassification of $1,973.2 million of contingent convertible debentures from current liabilities to long-term liabilities in the second quarter of fiscal year 2005, as a result of the September 2004 put option date expiring (see further discussion regarding the terms of the contingent convertible debentures in the “Debt and Capital” section of this management’s discussion and analysis) as well as an increase in our net cash position since fiscal year 2004, which primarily relates to cash generated from operations, partially offset by capital expenditures, dividends and share repurchases.

        At April 29, 2005 and April 30, 2004, approximately $3,627.2 million and $2,196.8 million, respectively, of cash, cash equivalents and short- and long-term debt securities were held by our non-U.S. subsidiaries. These funds are available for use by worldwide operations; however, if these funds are repatriated to the U.S. or used for U.S. operations, the amounts would be subject to U.S. tax (also see discussion of the Jobs Creation Act in the “Income Taxes” section of this management’s discussion and analysis).

        We believe that our existing cash and investments, as well as our available unused lines of credit of $2,366.5 million, if needed, will satisfy our foreseeable working capital requirements for at least the next twelve months.

        Subsequent to fiscal year-end, we completed the acquisition of intellectual property owned by Michelson and, per the terms of the agreement, made a $1,310.0 million cash payment (see Note 17 to the consolidated financial statements).

Off-Balance Sheet Arrangements and Long-Term Contractual Obligations

        In 2003, the SEC released Financial Reporting Release No. 67, “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations” (FRR No. 67). FRR No. 67 requires companies to present an overview of certain off-balance sheet transactions, arrangements and/or obligations such as guarantees or indemnifications, retained interests in assets sold, contingent commitments and/or relationships with unconsolidated entities that are reasonably likely to have a material impact on consolidated earnings, financial position or cash flows. In addition, FRR No. 67 requires companies to present an overview of certain known contractual obligations in a tabular format. Specifically, companies are required to include tabular information related to long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations and other long-term liabilities reflected on a registrant’s balance sheet under existing U.S. GAAP.

        We acquire assets still in development, enter into research and development arrangements and sponsor certain clinical trials that often require milestone and/or royalty payments to a third-party, contingent upon the occurrence of certain future events. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of a product or upon certain pre-designated levels of achievement in clinical trials. In addition, if required by the arrangement, we may have to make royalty payments based on a percentage of sales related to the product under development, in the event that regulatory approval for marketing is obtained. In situations where we have no ability to influence the achievement of the milestone or otherwise avoid the payment, we have included those milestone or minimum royalty payments in the following table. However, the majority of these arrangements give us the discretion to unilaterally make the decision to stop development of a product or cease progress of a clinical trial, which allows us to avoid making contingent payments. Although we are unlikely to cease development if a device successfully achieves clinical testing objectives, these payments are not included in the table of contractual obligations because of the contingent nature of these payments and our ability to avoid them if we decided to pursue a different path of development or testing.

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

        We believe our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position, or cash flows. Presented below is a summary of contractual obligations and other minimum commercial commitments. See Notes 4, 6, and 13 to the consolidated financial statements for additional information regarding foreign currency contracts, long-term debt, and lease obligations, respectively.

	Maturity by Fiscal Year

	Total	2006	2007	2008	2009	2010	Thereafter

	(dollars in millions)
Contractual obligations related to off-balance sheet arrangements:
Foreign currency contracts(1)	$2,894.0	$2,751.5	$142.5	$—	$—	$—	$—
Operating leases	164.4	56.3	41.2	27.9	15.5	8.4	15.1
Inventory purchases(2)	399.2	226.9	96.5	41.1	12.7	9.3	12.7
Commitments to fund minority investments/ contingent acquisition consideration(3)	113.5	56.0	26.3	0.5	15.7	15.0	—
Other(4)	220.2	83.7	52.6	28.4	19.9	16.6	19.0

Total	$3,791.3	$3,174.4	$359.1	$97.9	$63.8	$49.3	$46.8

Contractual obligations reflected in the balance sheet:
Long-term debt, excluding capital leases(5)	$1,971.4	$—	$1,971.4	$—	$—	$—	$—
Capital leases	2.3	0.5	1.0	0.5	0.3	—	—
Other(6)	67.0	41.5	15.0	3.0	2.5	2.5	2.5

Total	$2,040.7	$42.0	$1,987.4	$3.5	$2.8	$2.5	$2.5

(1)	As these obligations were entered into as hedges, the majority of these obligations will be offset by losses/gains on the related assets, liabilities, and transactions being hedged.
(2)	We have included inventory purchase commitments, which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments do not include open purchase orders.
(3)	Certain commitments related to the funding of minority investments and/or previous acquisitions are contingent upon the achievement of certain product-related milestones and various other favorable operational conditions. While it is not certain if and/or when these payments will be made, the maturity dates included in this table reflect our best estimates.
(4)	These obligations include commitments to replace our existing legacy enterprise resource systems and certain research and development arrangements.
(5)	Long-term debt includes $1,971.4 million related to our contingent convertible debentures. These debentures were classified in long-term debt in the consolidated balance sheets as of April 29, 2005. The holders will not have the option to require us to repurchase the outstanding securities (referred to as a put feature) until September 2006 or at the point our stock price reaches 110% of the conversion price for 20 trading days during a consecutive 30 trading day period.
(6)	These obligations include royalty payments and a financing arrangement associated with our fiscal year 2002 Kobayashi Pharmaceutical Co. acquisition.

Debt and Capital

        Our capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percent of total interest-bearing debt and equity was 19.0% at April 29, 2005 and 20.6% at April 30, 2004.

        In June 2001, our Board of Directors authorized the repurchase of up to 25 million shares of our common stock. In October 2003, our Board of Directors authorized the repurchase of up to an additional 30 million shares of our common stock. Shares are repurchased from time to time to support our stock-based compensation programs and to take advantage of favorable market conditions. We have repurchased approximately 10.5 million and 18.4 million shares at an average price of $48.77 and $47.81, respectively, during fiscal years 2005 and 2004, and have approximately 15.6 million shares remaining under current buyback authorizations approved by the Board of Directors.

        In September 2001, we completed a $2,012.5 million private placement of 1.25 percent Contingent Convertible Debentures due September 2021 (Old Debentures). Interest is payable semi-annually. Each Old Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Old Debentures are not convertible before their final maturity unless the closing price of our common stock reaches 110% of the conversion price for 20 trading days during a consecutive 30 trading day period. The conversion price of the Old Debentures will be adjusted based on the occurrence of specified events, including a stock split, stock dividend, or cash dividend exceeding 15% of our market capitalization.

        In September 2002 and 2004, as a result of certain holders of the Old Debentures exercising their put options, we repurchased $38.7 million, or 1.9%, and $0.6 million, or 0.03%, respectively, of the Old Debentures for cash. We may be required to repurchase the remaining securities at the option of the holders in September 2006, 2008, 2011 or 2016. Twelve months prior to the put options becoming exercisable, the remaining balance of the Old Debentures will be classified as short-term borrowings in the consolidated balance sheets. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt in the consolidated balance sheets. For put options exercised by the holders, the purchase price is equal to the principal amount of the Old Debentures plus any accrued and unpaid interest on the Old Debentures to the repurchase date. If the repurchase option is exercised, we may elect to repurchase the Old Debentures with cash, our common stock, or some combination thereof. We may elect to redeem the Old Debentures for cash at any time after September 2006.

        On January 24, 2005, we completed an exchange offer on our contingent convertible debentures, whereby holders of approximately 97.7% of the total principal amount of the Old Debentures exchanged their existing securities for an equal principal amount of 1.25 percent Contingent Convertible Debentures, Series B due 2021 (New Debentures), and an exchange fee of $2.50 per $1,000 principal amount. The terms of the New Debentures are consistent with the terms of the Old Debentures noted above, except that: (i) upon conversion, we will pay holders cash equal to the lesser of the principal amount of the New Debentures or their conversion value, and shares of our common stock to the extent the conversion value exceeds the principal amount; and (ii) the New Debentures will require us to pay only cash (in lieu of shares of our common stock or a combination of cash and shares of our common stock) when we repurchase the New Debentures at the option of the holder or in connection with a change of control. The exchange fee paid to the holders of the New Debentures was capitalized and will be amortized over the twenty month period ending in September 2006.

        Following the completion of the exchange offer, we repurchased approximately $1.8 million of the Old Debentures for cash. As of April 29, 2005, approximately $43.2 million aggregate principal amount of Old Debentures and $1,928.2 million aggregate principal amount of New Debentures remain outstanding.

        We maintain a $2,250.0 million commercial paper program. This program allows us to issue debt securities with maturities up to 364 days from the date of issuance. While the program size is $2,250.0 million, Moody’s Investors Service currently limits our commercial paper outstanding at any one time to no more than the amount of our syndicated credit facilities, which is currently at $1,750.0 million. At April 29, 2005 and April 30, 2004, outstanding commercial paper totaled $249.9 million and $249.8 million, respectively. During fiscal years 2005 and 2004, the weighted average original maturity of the commercial paper outstanding was approximately 26 and 30 days, respectively, and the weighted average interest rate was 1.9% and 1.1%, respectively.

        We have existing lines of credit of approximately $2,831.5 million with various banks, of which approximately $2,366.5 million was available at April 29, 2005. The existing lines of credit include two syndicated credit facilities totaling $1,750.0 million with various banks. The two credit facilities consist of a five-year $1,000.0 million facility, signed on January 20, 2005, which will expire on January 20, 2010, and a five-year $750.0 million facility, signed on January 24, 2002, which will expire on January 24, 2007. The five-year $1,000.0 million facility replaces the 364-day $500.0 million facility we previously maintained that expired on January 24, 2005. This $1,000.0 million facility provides us with the ability to increase the capacity of the facility by an additional $250.0 million at any time during the life of the five-year term of the agreement. The credit facilities provide backup funding for the commercial paper program and may also be used for general corporate purposes.

        Interest rates on these borrowings are determined by a pricing matrix, based on our long-term debt ratings, assigned by Standard and Poor’s Ratings Group and Moody’s Investors Service. Facility fees are payable on the credit facilities and determined in the same manner as the interest rates. Under terms of the agreements, our consolidated tangible net worth must at all times be greater than or equal to $1,040.4 million, increased by an amount equal to 100% of the net cash proceeds from any equity offering occurring after January 24, 2002. Our consolidated tangible net worth, defined as consolidated assets less goodwill, intangible assets (other than patents, trademarks, licenses, copyrights and other intellectual property, and prepaid assets), and consolidated liabilities at April 29, 2005 and April 30, 2004 was $6,029.3 million and $4,691.8 million, respectively. The agreements also contain other customary covenants and events of default, all of which we remain in compliance with as of April 29, 2005.

New Accounting Pronouncement

        In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), “Share-Based Payment.” This Statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires the recognition of the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the required service period. In April 2005, the SEC release No. 33-8568 delayed the implementation of SFAS No. 123(R). The Statement is now effective for us beginning in the first quarter of fiscal year 2007. The adoption of SFAS No. 123(R) will have a material impact on our consolidated earnings but will not impact our financial position or cash flows. Although it is difficult to predict the exact impact the adoption of SFAS No. 123(R) will have on our consolidated earnings due to the number of variables involved, we believe the pro forma disclosures in Note 1 to the consolidated financial statements, “Summary of Significant Accounting Policies,” under the caption “Stock-Based Compensation” provide an appropriate short-term indicator of the level of expense that will be recognized upon adoption of the Statement.

Operations Outside the U.S.
The following charts illustrate U.S. net sales versus net sales outside the U.S. by fiscal year:

Market Risk

        From fiscal year 2004 to fiscal year 2005, consolidated net sales outside the U.S. grew faster than U.S. consolidated net sales primarily as a result of the favorable impact of foreign currency translation and increases experienced in our Vascular and Diabetes businesses. Vascular continues to experience increased coronary stent sales outside of the U.S., in contrast with the decline in U.S. coronary stent sales after the release of competitors’ drug-eluting stents. The increase in coronary stent sales outside the U.S. relates to strong demand for the Driver and Micro-Driver™ coronary stents, and the strong acceptance of our Sprinter Semi-Compliant Balloon Dilatation Catheter. The sales increases in our Diabetes business outside the U.S. is attributable to expanded distribution efforts in significantly under penetrated markets.

        Net sales outside the U.S. are accompanied by certain financial risks, such as collection of receivables, which typically have longer payment terms. Outstanding receivables from customers outside the U.S. totaled $1,090.4 million at April 29, 2005, or 44.2% of total outstanding accounts receivable, and $920.3 million at April 30, 2004, or 43.0% of total outstanding accounts receivable. The increase in the percentage of accounts receivable from customers outside the U.S. is primarily driven by the impact of changes in foreign currency exchange rates. Operations outside the U.S. could be negatively impacted by changes in political, labor or economic conditions, changes in regulatory requirements or potentially adverse foreign tax consequences, among other factors.

        Additionally, markets outside the U.S. are commonly funded by government-sponsored healthcare systems. These governments frequently impose reimbursement limits to control government spending and to ensure local healthcare consumers can obtain medical products and services at a low cost. Decisions made by these government agencies to further limit or eliminate reimbursement for our products could have a material adverse affect on net earnings.

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

        We had foreign exchange derivative contracts outstanding in notional amounts of $2,894.0 million and $2,420.7 million at April 29, 2005 and April 30, 2004, respectively. The fair value of these contracts at April 29, 2005 was $23.9 million less than the original contract value. A sensitivity analysis of changes in the fair value of all foreign exchange derivative contracts at April 29, 2005 indicates that, if the U.S. dollar uniformly strengthened/weakened by 10% against all currencies, the fair value of these contracts would increase/decrease by $287.0 million, respectively. Any gains and losses on the fair value of derivative contracts would be largely offset by gains and losses on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis.

        We are also exposed to interest rate changes affecting principally our investments in interest rate sensitive instruments. A sensitivity analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates compared to interest rates at April 29, 2005 indicates that the fair value of these instruments would change by $8.7 million.

        We have entered into an agreement that expires in fiscal year 2006, to sell, at our discretion, specific pools of trade receivables in Japan. During fiscal years 2005 and 2004, we sold approximately $145.5 million and $197.7 million, respectively, of our trade receivables to financial institutions. Additionally, we entered into agreements to sell specific pools of receivables in Italy in the amount of $4.1 million and $33.9 million in fiscal years 2005 and 2004, respectively. The discount cost related to the Japan and Italy sales was insignificant and recorded in interest (income)/expense in the consolidated statements of earnings.

        In the third quarter of fiscal year 2004, we began lending certain fixed income securities to enhance our investment income. These lending activities are collateralized at an average rate of 102%, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 29, 2005 and April 30, 2004 was $361.3 million and $275.2 million, respectively.

Government Regulation and Other Considerations

        Our medical devices are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our medical devices.

        Authorization to commercially distribute a new medical device in the U.S. is generally received in one of two ways. The first, known as the 510(k) process, requires us to demonstrate that our new medical device is substantially equivalent to a legally marketed medical device. In this process, we must submit data that supports our equivalence claim. If human clinical data is required, it must be gathered in compliance with FDA investigational device exemption regulations. We must receive an order from the FDA finding substantial equivalence to another legally marketed medical device before we can commercially distribute the new medical device. Modifications to cleared medical devices can be made without using the 510(k) process if the changes do not significantly affect safety or effectiveness.

        The second, more rigorous process, known as pre-market approval (PMA), requires us to independently demonstrate that the new medical device is safe and effective. We do this by collecting data, including human clinical data for the medical device. The FDA will authorize commercial release if it determines there is reasonable assurance that the medical device is safe and effective. This process is generally much more time-consuming and expensive than the 510(k) process.

        Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. The FDA reviews design and manufacturing practices, labeling and record keeping, and manufacturers’ required reports of adverse experience and other information to identify potential problems with marketed medical devices. We may be subject to periodic inspection by the FDA for compliance with the FDA’s good manufacturing practice regulations. These regulations, also known as the Quality System Regulations, govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging and servicing of all finished medical devices intended for human use. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against our officers, employees, or us. The FDA may also recommend prosecution to the Department of Justice.

        The FDA administers certain controls over the export of medical devices from the U.S. International sales of our medical devices that have not received FDA approval are subject to FDA export requirements. The FDA, in cooperation with U.S. Customs and Border Protection, also administers controls over the import of medical devices into the U.S. Each foreign country to which we export medical devices also subjects such medical devices to their own regulatory requirements. Frequently, we obtain regulatory approval for medical devices in foreign countries first because their regulatory approval is faster or simpler than that of the FDA. However, as a general matter, foreign regulatory requirements are becoming increasingly stringent. In the European Union, a single regulatory approval process has been created, and approval is represented by the CE Mark. To obtain a CE Mark in the European Union, defined products must meet minimum standards of safety and quality (i.e., the essential requirements) and then comply with one or more of a selection of conformity routes. A Notified Body assesses the quality management systems of the manufacturer and the product conformity to the essential and other requirements within the Medical Device Directive.

        To be sold in Japan, medical devices must undergo thorough safety examinations and demonstrate medical efficacy before they are granted approval, or “shonin”. The Japanese government, through the Ministry of Health, Labour, and Welfare (MHLW), regulates medical devices under recently enacted revisions to the Pharmaceutical Affairs Law (PAL). Implementation of PAL and enforcement practices thereunder are evolving, and compliance guidance from MHLW is still in development. Consequently, companies continue to work on establishing improved systems for compliance with PAL. Penalties for a company’s noncompliance with PAL could be severe, including revocation or suspension of a company’s business license and criminal sanctions.

        The process of obtaining approval to distribute medical products is costly and time-consuming in virtually all of the major markets where we sell medical devices. We cannot assure that any new medical devices we develop will be approved in a timely or cost-effective manner.

        Federal and state laws protect the confidentiality of certain patient health information, including patient records, and restrict the use and disclosure of that protected information. In particular, in December 2000, the U.S. Department of Health and Human Services (HHS) published patient privacy rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA privacy rule). This regulation was finalized in October 2002. The HIPAA privacy rule governs the use and disclosure of protected health information by “Covered Entities,” which are healthcare providers that submit electronic claims, health plans and healthcare clearinghouses. Other than our MiniMed subsidiary and our health insurance plans, each of which is a Covered Entity, the HIPAA privacy rule affects us only indirectly. The patient data that we access, collect and analyze may include protected health information. We are committed to maintaining patients’ privacy and working with our customers and business partners in their HIPAA compliance efforts. The ongoing costs and impacts of assuring compliance with the HIPAA privacy rules are not material to our business.

        Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, and managed-care arrangements, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical devices. Government programs, including Medicare and Medicaid, private healthcare insurance and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments, and other mechanisms designed to constrain utilization and contain cost, including, for example, gain sharing, where a supplier of medical goods or services is required to share any realized cost savings with either the medical provider or payor as a condition of doing business with an entity. This has created an increasing level of price sensitivity among customers for our products. Some third-party payors must also approve coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use the medical devices or therapies. Even though a new medical device may have been cleared for commercial distribution, we may find limited demand for the device until reimbursement approval has been obtained from governmental and private third-party payors. As a result of our manufacturing efficiencies and cost controls, we believe we are well-positioned to respond to changes resulting from the worldwide trend toward cost-containment; however, uncertainty remains as to the nature of any future legislation, making it difficult for us to predict the potential impact of cost-containment trends on future operating results.

        The delivery of our devices is subject to regulation by HHS and comparable state and foreign agencies responsible for reimbursement and regulation of healthcare items and services. U.S. laws and regulations are imposed primarily in connection with the Medicare and Medicaid programs, as well as the government’s interest in regulating the quality and cost of healthcare. Foreign governments also impose regulations in connection with their healthcare reimbursement programs and the delivery of healthcare items and services.

        The U.S. federal healthcare laws apply when we submit a claim on behalf of a federal healthcare program beneficiary, or when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or other federally-funded healthcare programs. The principal federal laws include those that prohibit the filing of false or improper claims for federal payment, those that prohibit unlawful inducements for the referral of business reimbursable under federally-funded healthcare programs (the “Anti-Kickback Law”) and those that prohibit healthcare service providers seeking reimbursement for providing certain services to a patient who was referred by a physician that has certain types of direct or indirect financial relationships with the service provider (the “Stark Law”).

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

        We operate in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments in order to continue selling the products. At any given time, we are generally involved as both a plaintiff and a defendant in a number of patent infringement actions. While it is not possible to predict the outcome of patent litigation incident to our business, we believe the costs associated with this litigation could generally have a material adverse impact on our consolidated results of operations, financial position, or cash flows for any one interim or annual period. See Note 14 to the consolidated financial statements for additional information.

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

        At the beginning of fiscal year 2003, we elected to transition most of our insurable risks to a program of self-insurance, with the exception of director and officer liability insurance, which was transitioned in fiscal year 2004. This decision was made based on current conditions in the insurance marketplace that have led to increasingly higher levels of self-insurance retentions, increasing number of coverage limitations and dramatically higher insurance premium rates. We will continue to monitor the insurance marketplace to evaluate the value to us of obtaining insurance coverage in the future. Based on historical loss trends, we believe that our self-insurance program accruals will be adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on our consolidated results of operations, financial position or cash flows.

Cautionary Factors That May Affect Future Results

        Certain statements contained in this Annual Report and other written and oral statements made from time to time by us do not relate strictly to historical or current facts. As such, they are considered “forward-looking statements” which provide current expectations or forecasts of future events. Our forward-looking statements generally relate to our growth strategies, financial results, product development, regulatory approvals, competitive strengths, the scope of our intellectual property rights, mergers and acquisitions, and sales efforts. Such statements can be identified by the use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “possible,” “project,” “should,” “will” and similar words or expressions. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions, including, among others, those discussed in the previous section entitled “Government Regulation and Other Considerations” and in Item 1 of our Annual Report on Form 10-K under the heading “Cautionary Factors That May Affect Future Results.” Consequently, no forward-looking statement can be guaranteed and actual results may vary materially.

        We undertake no obligation to update any forward-looking statement, but investors are advised to consult any further disclosures by us on this subject in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q, and 8-K (if any), in which we discuss in more detail various important factors that could cause actual results to differ from expected or historical results. We intend to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 regarding our forward-looking statements, and are including this sentence for the express purpose of enabling us to use the protections of the safe harbor with respect to all forward-looking statements.

Reports of Management

Management’s Report on the Financial Statements

        The management of Medtronic, Inc. is responsible for the integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, and as discussed under Critical Accounting Estimates on page 4, the consolidated financial statements reflect estimates based on management’s judgment.

        The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The independent registered public accounting firm’s responsibility is to express an opinion that such financial statements present fairly, in all material respects, our financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States.

Management’s Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of April 29, 2005. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of April 29, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Arthur D. Collins, Jr.
Arthur D. Collins, Jr.
Chairman of the Board and Chief Executive Officer

/s/ Gary L. Ellis
Gary L. Ellis
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

        To the Shareholders and Board of Directors of Medtronic, Inc.:

        We have completed an integrated audit of Medtronic, Inc.’s April 29, 2005 consolidated financial statements and of its internal control over financial reporting as of April 29, 2005 and audits of its April 30, 2004 and April 25, 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc. and its subsidiaries (the Company) at April 29, 2005 and April 30, 2004, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 29, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

        Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of April 29, 2005 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 29, 2005, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 23, 2005

Consolidated Statements of Earnings

	Fiscal Year

	2005	2004	2003

	(dollars in millions, except per share data)
Net sales	$10,054.6	$9,087.2	$7,665.2
Costs and expenses:
Cost of products sold	2,446.4	2,252.9	1,890.3
Research and development expense	951.3	851.5	749.4
Selling, general and administrative expense	3,213.6	2,801.4	2,371.9
Purchased in-process research and development (IPR&D)	—	41.1	114.2
Special charges	654.4	(4.8)	2.5
Other expense, net	290.5	351.0	188.4
Interest (income)/expense	(45.1)	(2.8)	7.2

Total costs and expenses	7,511.1	6,290.3	5,323.9

Earnings before income taxes	2,543.5	2,796.9	2,341.3
Provision for income taxes	739.6	837.6	741.5

Net earnings	$1,803.9	$1,959.3	$1,599.8

Earnings per share:
Basic	$1.49	$1.61	$1.31

Diluted	$1.48	$1.60	$1.30

Weighted average shares outstanding:
Basic	1,209.0	1,213.7	1,217.5
Diluted	1,220.8	1,225.9	1,228.7

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

	April 29, 2005	April 30, 2004

	(dollars in millions, except share and per share data)

Assets
Current assets:
Cash and cash equivalents	$2,232.2	$1,593.7
Short-term investments	1,159.4	333.8
Accounts receivable, less allowances of $174.9 and $145.3, respectively	2,292.7	1,994.3
Inventories	981.4	877.7
Deferred tax assets, net	385.6	197.4
Prepaid expenses and other current assets	370.2	315.8

Total current assets	7,421.5	5,312.7

Property, plant and equipment, net	1,859.3	1,708.3
Goodwill	4,281.2	4,236.9
Other intangible assets, net	1,018.0	999.3
Long-term investments	1,565.7	1,456.3
Other assets	471.7	397.3

Total assets	$16,617.4	$14,110.8

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$478.6	$2,358.2
Accounts payable	371.8	346.2
Accrued compensation	542.2	459.8
Accrued income taxes	923.3	637.6
Other accrued expenses	1,064.1	438.8

Total current liabilities	3,380.0	4,240.6
Long-term debt	1,973.2	1.1
Deferred tax liabilities, net	478.1	408.2
Long-term accrued compensation	157.9	123.7
Other long-term liabilities	178.7	260.2

Total liabilities	6,167.9	5,033.8

Commitments and contingencies (Notes 6, 13 and 14)	—	—

Shareholders’ equity:
Preferred stock-par value $1.00; 2.5 million shares authorized, none outstanding	—	—
Common stock-par value $0.10; 1.6 billion shares authorized, 1,210,186,635 and 1,209,459,716 shares issued and outstanding, respectively	121.0	120.9
Retained earnings	10,178.5	8,890.9
Accumulated other non-owner changes in equity	150.0	72.0

	10,449.5	9,083.8
Receivable from employee stock ownership plan	—	(6.8)

Total shareholders’ equity	10,449.5	9,077.0

Total liabilities and shareholders’ equity	$16,617.4	$14,110.8

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Common Stock	Retained Earnings	Accumulated Other Non-Owner Changes in Equity	Receivable from Employee Stock Ownership Plan	Total Shareholders’ Equity

	(dollars in millions, except per share data)
Balance April 26, 2002	$121.5	$6,493.0	$(168.0)	$(15.4)	$6,431.1
Net earnings	—	1,599.8	—	—	1,599.8
Other non-owner changes in equity
Unrealized gain on investments	—	—	8.2	—	8.2
Translation adjustment	—	—	227.1	—	227.1
Minimum pension liability	—	—	(4.2)	—	(4.2)
Unrealized loss on foreign exchange derivatives	—	—	(75.2)	—	(75.2)

Total comprehensive income					1,755.7
Dividends paid - $0.25 per share	—	(304.2)	—	—	(304.2)
Issuance of common stock under employee benefits and incentive plans	0.8	155.1	—	—	155.9
Issuance of common stock in connection with acquisition	0.5	233.6	—	—	234.1
Repurchases of common stock	(1.0)	(417.5)	—	—	(418.5)
Income tax benefit from restricted stock and nonstatutory stock options	—	47.6	—	—	47.6
Income tax benefit on allocated employee stock ownership plan shares	—	1.0	—	—	1.0
Repayments from employee stock ownership plan	—	—	—	3.7	3.7

Balance April 25, 2003	$121.8	$7,808.4	$(12.1)	$(11.7)	$7,906.4
Net earnings	—	1,959.3	—	—	1,959.3
Other non-owner changes in equity
Unrealized gain on investments	—	—	2.2	—	2.2
Translation adjustment	—	—	80.7	—	80.7
Minimum pension liability	—	—	(6.1)	—	(6.1)
Unrealized gain on foreign exchange derivatives	—	—	7.3	—	7.3

Total comprehensive income					2,043.4
Dividends paid - $0.29 per share	—	(351.5)	—	—	(351.5)
Issuance of common stock under employee benefits and incentive plans	0.7	240.7	—	—	241.4
Issuance of common stock in connection with acquisition	0.1	57.4	—	—	57.5
Repurchases of common stock	(1.7)	(878.8)	—	—	(880.5)
Income tax benefit from restricted stock and nonstatutory stock options	—	55.4	—	—	55.4
Repayments from employee stock ownership plan	—	—	—	4.9	4.9

Balance April 30, 2004	$120.9	$8,890.9	$72.0	$(6.8)	$9,077.0
Net earnings	—	1,803.9	—	—	1,803.9
Other non-owner changes in equity
Unrealized loss on investments	—	—	(15.9)	—	(15.9)
Translation adjustment	—	—	62.8	—	62.8
Minimum pension liability	—	—	(5.1)	—	(5.1)
Unrealized gain on foreign exchange derivatives	—	—	36.2	—	36.2

Total comprehensive income					1,881.9
Dividends paid - $0.34 per share	—	(404.9)	—	—	(404.9)
Issuance of common stock under employee benefits and incentive plans	1.1	337.8	—	—	338.9
Repurchases of common stock	(1.0)	(510.0)	—	—	(511.0)
Income tax benefit from restricted stock and nonstatutory stock options	—	60.8	—	—	60.8
Repayments from employee stock ownership plan	—	—	—	6.8	6.8

Balance April 29, 2005	$121.0	$10,178.5	$150.0	$—	$10,449.5

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year

	2005	2004	2003

	(dollars in millions)
Operating Activities:
Net earnings	$1,803.9	$1,959.3	$1,599.8
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	463.3	442.6	408.1
IPR&D	—	41.1	114.2
Special charges	654.4	(4.8)	(9.7)
Tax benefit from exercise of stock awards	60.8	55.4	48.6
Deferred income taxes	(142.5)	110.5	202.6
Change in operating assets and liabilities:
Accounts receivable	(227.7)	(171.5)	(139.9)
Inventories	(51.3)	127.6	(91.7)
Prepaid expenses and other assets	(107.3)	(97.4)	(27.0)
Accounts payable and accrued liabilities	423.2	326.1	(87.4)
Other long-term liabilities	(57.4)	56.9	60.6

Net cash provided by operating activities	2,819.4	2,845.8	2,078.2

Investing Activities:
Acquisitions, net of cash acquired	(107.9)	(30.9)	(1.9)
Purchase of intellectual property.	(10.0)	—	—
Additions to property, plant and equipment	(452.0)	(424.6)	(380.4)
Sales and maturities of marketable securities	807.5	1,473.2	545.5
Purchases of marketable securities	(1,805.3)	(2,684.0)	(416.5)
Other investing activities, net	(35.2)	15.5	3.7

Net cash used in investing activities	(1,602.9)	(1,650.8)	(249.6)

Financing Activities:
Increase in short-term borrowings, net	90.0	(19.5)	(172.3)
Payments on long-term debt	(1.8)	—	(10.3)
Issuance of long-term debt	—	—	5.6
Dividends to shareholders	(404.9)	(351.5)	(304.2)
Repurchase of common stock	(511.0)	(880.5)	(418.5)
Issuance of common stock	338.9	241.4	155.9

Net cash used in financing activities	(488.8)	(1,010.1)	(743.8)
Effect of exchange rate changes on cash and cash equivalents	(89.2)	(61.3)	(25.4)

Net change in cash and cash equivalents	638.5	123.6	1,059.4
Cash and cash equivalents at beginning of period	1,593.7	1,470.1	410.7

Cash and cash equivalents at end of period	$2,232.2	$1,593.7	$1,470.1

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$551.8	$490.9	$150.9
Interest	55.1	56.9	51.3
Supplemental Noncash Investing and Financing Activities:
Issuance of common stock in connection with an acquisition	$—	$57.5	$219.6
Issuance of stock options in connection with an acquisition	—	—	14.5
Reclassification of debentures from short-term to long-term debt	1,973.2	—	1,973.8
Reclassification of debentures from long-term to short-term debt	—	1,973.8	—

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

(dollars in millions, except per share data)

1.      Summary of Significant Accounting Policies

        Nature of Operations    Medtronic, Inc. (Medtronic or the Company) is the global leader in medical technology, alleviating pain, restoring health and extending life for millions of people around the world. The Company provides innovative products and therapies for use by medical professionals to meet the healthcare needs of their patients. Primary products include those for heart and vascular disease, neurological disorders, chronic pain, spinal disorders, diabetes, urologic and digestive system disorders, and eye, ear, nose and throat disorders..

        The Company is headquartered in Minneapolis, Minnesota, and markets its products primarily through a direct sales force in the United States (U.S.) and a combination of direct sales representatives and independent distributors in international markets. The main markets for products are the U.S., Western Europe, and Japan.

        Principles of Consolidation    The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated. The principles of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities” and Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements” are considered when determining whether an entity is subject to consolidation.

        Fiscal Year-End    The Company utilizes a 52/53-week fiscal year, ending the last Friday in April. Fiscal year 2004 was a 53-week year, with the next 53-week year occurring in fiscal year 2010. As a result of the additional week, the Company’s 2004 fiscal year and fourth quarter included 53 and 14 weeks, respectively, as opposed to 52 and 13 weeks, respectively, in both fiscal years 2005 and 2003. The Company’s fiscal years 2005, 2004, and 2003 ended on April 29, 2005, April 30, 2004, and April 25, 2003, respectively.

        Use of Estimates    The preparation of the financial statements in conformity with accounting principles generally accepted (GAAP) in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

        Cash Equivalents    The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value.

        Investments    Investments in marketable equity securities and debt securities are classified and accounted for as available-for-sale (AFS) at April 29, 2005 and April 30, 2004. AFS debt securities are recorded at fair value in both short-term and long-term investments and AFS equity securities are recorded at fair value in long-term investments in the consolidated balance sheets. The change in fair value for AFS securities is recorded, net of taxes, as a component of accumulated other non-owner changes in equity in the consolidated balance sheets. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

        Certain of the Company’s investments in equity securities are long-term, strategic investments in companies that are in varied stages of development. The Company accounts for these investments under the cost or the equity method of accounting, as appropriate. The valuation of equity securities accounted for under the cost method is based on all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. If an unrealized loss for any investment is considered to be other-than-temporary, the loss will be recognized in the consolidated statements of earnings in the period the determination is made. Equity securities accounted for under the equity method are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss and dividends paid. Equity securities

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

accounted for under both the cost and equity methods are reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company’s investment may not be recoverable. As of April 29, 2005 and April 30, 2004, the Company has $241.6 and $238.5, respectively, of equity securities, which are recorded as long-term investments in the consolidated balance sheets. Of these investments, $230.7 and $211.5, respectively, represent investments in companies that do not have quoted market prices.

        Accounts Receivable    The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. Uncollectible accounts are written-off against the allowance when it is deemed that a customer account is uncollectible. The allowance for doubtful accounts was $174.9 at April 29, 2005 and $145.3 at April 30, 2004.

        Inventories    Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances are as follows:

	April 29, 2005	April 30, 2004

Finished goods	$606.9	$541.4
Work in process	148.0	140.1
Raw materials	226.5	196.2

Total	$981.4	$877.7

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

	April 29, 2005	April 30, 2004	Lives (in years)

Land and land improvements	$85.3	$83.5	20
Buildings and leasehold improvements	891.0	820.1	Up to 40
Equipment	2,363.1	2,103.4	3-7
Construction in progress	289.2	197.3	—

Subtotal	3,628.6	3,204.3
Less: Accumulated depreciation	(1,769.3)	(1,496.0)

Property, plant and equipment, net	$1,859.3	$1,708.3

        Goodwill    Goodwill is the excess of purchase price of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized. Goodwill is tested for impairment annually, and would be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. An impairment loss is recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimated fair value is determined using discounted future cash flows analysis. The Company completed its annual goodwill impairment test in the third quarter of fiscal year 2005 and determined that no goodwill was impaired.

        Intangible Assets    Intangible assets include patents, trademarks and purchased technology. Intangible assets with a definite life are amortized on a straight-line basis, with estimated useful lives ranging from 3 to 20 years. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. The

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

amount of the impairment that would be recorded is calculated by the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted future cash flows analysis. The Company has determined that no impairment existed as of April 29, 2005.

        Warranty Obligation    The Company offers a warranty on various products. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the costs to repair or otherwise satisfy the claim.

        Changes in the Company’s product warranties during the years ended April 29, 2005 and April 30, 2004 consisted of the following:

Balance April 25, 2003	$17.6
Warranties issued during the period	21.3
Settlements made during the period	(3.4)

Balance April 30, 2004	35.5

Warranties issued during the period	50.1
Settlements made during the period	(42.7)

Balance April 29, 2005	$42.9

        The Company recorded $50.1 and $21.3 of warranty expense for the fiscal years ended April 29, 2005 and April 30, 2004, respectively.

        Self-Insurance    It is the Company’s policy to self-insure the vast majority of its insurable risks including medical and dental costs, disability coverage, physical loss to property, business interruptions, workers’ compensation, comprehensive general, and product liability. Insurance coverage is obtained for those risks required to be insured by law or contract. A provision for losses under the self-insured program is recorded and revised quarterly. As part of management’s estimation process, the Company uses independent actuaries to help estimate the aggregate liability for disability and a significant portion of the product liability exposure. Additionally, the Company uses claims data and historical experience to estimate current medical and dental liabilities. Based on historical loss trends, the Company believes that its self-insurance program accruals are adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on the Company’s consolidated financial statements.

        Retirement Benefit Plan Assumptions    The Company sponsors various retirement benefit plans, including defined benefit pension plans, defined contribution savings plans, post-retirement medical plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. Pension benefit and post-retirement medical plan costs include assumptions for the discount rate, retirement age, compensation rate increases, and the expected return on plan assets. Post-retirement medical plan costs also incorporate healthcare cost trend rate assumptions. Refer to Note 12 for additional information regarding the Company’s retirement benefit plans.

        Periodically, the Company evaluates the discount rate, retirement age, compensation rate increases, expected return on plan assets, and healthcare cost trend rates of its pension benefit and post-retirement medical plans. In evaluating these assumptions, many factors are considered, including an evaluation of discount rates, compensation rate increases, expected return on plan assets, and healthcare cost trend rates of other companies, historical assumptions compared to actual results, current market conditions, and asset allocations as well as the views of leading financial advisors and economists. In evaluating the expected retirement age assumption, the Company considers the retirement ages of past employees eligible for pension and medical benefits together with expectations of future retirement ages.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Due to the changing nature of these assumptions, it is reasonably possible that changes in these assumptions will occur in the near term and, due to the uncertainties inherent in setting assumptions, the effect of such changes could be material to the Company’s consolidated financial statements.

        Revenue Recognition    The Company sells its products primarily through a direct sales force. Accordingly, a significant portion of the Company’s revenue is generated from consigned inventory maintained at hospitals or with field representatives. For these products, revenue is recognized at the time the Company is notified that the product has been used or implanted. For all other transactions, the Company recognizes revenue when title to the goods and risk of loss transfer to customers providing there are no remaining performance obligations required of the Company or any matters requiring customer acceptance. In cases where the Company utilizes distributors or ships product directly to the end user, it recognizes revenue upon shipment provided all revenue recognition criteria have been met. The Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

        For revenue transactions that involve multiple deliverables, the Company defers the revenue associated with the fair value of any undelivered elements. The fair value of the undelivered elements is determined using objective evidence as defined in Emerging Issues Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”

        Research and Development    Research and development costs are expensed when incurred.

        IPR&D    When the Company acquires another entity, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, net tangible assets, and goodwill. The Company’s policy defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. These methodologies include consideration of the risk of the project not achieving commercial feasibility.

        Other Expense, Net    Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses, and impairment charges.

        Stock-Based Compensation    The Company accounts for stock-based employee compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and related Interpretations. Accordingly, the Company would record compensation expense if the quoted market price on the date of grant exceeds the exercise price. Compensation expense for stock options is calculated as the number of options granted multiplied by the amount the market price exceeds the exercise price. For options with a vesting period, the expense is recognized over the vesting period. Compensation expense is recognized immediately for options that are fully vested on the date of grant.

        The table below illustrates the effect on net earnings and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), to all stock-based compensation for each of the last three fiscal years:

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

	Fiscal Year

	2005	2004	2003

Net earnings as reported	$1,803.9	$1,959.3	$1,599.8
Add: Stock-based compensation expense included in reported net earnings	18.9	12.9	7.6
Deduct: Stock-based compensation expense determined under fair value method for all awards (1)	(230.3)	(185.1)	(186.9)

Pro forma	$1,592.5	$1,787.1	$1,420.5

Basic Earnings Per Share:
As reported	$1.49	$1.61	$1.31
Pro forma	1.32	1.47	1.17
Diluted Earnings Per Share:
As reported	$1.48	$1.60	$1.30
Pro forma	1.31	1.46	1.16

(1)	Additional compensation cost under the fair value method is net of related tax effects.

        In response to numerous external factors, including rising medical benefit costs and evolving workforce demographics, the Company completed an extensive study to realign its portfolio of employee benefits. As a result of this study and the planned changes to employee benefits, including the cessation of the Employee Stock Ownership Plan contribution at the end of fiscal year 2005 and changes to both the U.S. defined benefit pension and post-retirement medical plans, the Company awarded fully vested, nonqualified stock options to eligible employees as part of its annual broad employee-based stock option award, which took place during the second quarter of fiscal year 2005. Due to the immediate vesting provisions, this one-time award, with an aggregate fair value, net of tax, of $64.2, resulted in increased pro forma compensation expense for the fiscal year ended April 29, 2005 as compared to the typical annual grant that is expensed over a four-year vesting period. Executive officers who received stock options in connection with the annual grant did not receive fully vested awards, but instead received awards subject to the Company’s standard policy on option vesting, which is generally over a four-year period.

         For purposes of the pro forma disclosures above, the weighted average fair value per stock option granted in fiscal years 2005, 2004, and 2003 was $8.50, $11.94, and $12.27, respectively. The lower fair value per stock option granted for fiscal year 2005 resulted from the fully vested stock option award mentioned previously. To determine the expected option term of the fully vested options, the Company performed an analysis on the average holding period of options from the vesting date to the exercise date. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year

	2005	2004	2003

Assumptions
Risk-free interest rate	3.34%	3.14%	3.01%
Expected dividend yield	0.67%	0.62%	0.55%
Annual volatility factor	22.5%	22.8%	26.3%
Expected option term	3 years	5 years	5 years

        Most of the Company’s stock option awards provide for immediate vesting upon retirement, death or disability of the participant. The Company has traditionally accounted for the pro forma compensation expense related to stock-based awards made to retirement eligible individuals using the nominal vesting period of the grant. The nominal vesting approach requires recognition of the compensation expense over the vesting period except in the instance of the participants’ actual retirement. The FASB

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

clarified the accounting for stock-based awards made to retirement eligible individuals with the issuance of SFAS No. 123(R), “Share Based Payment” (SFAS No. 123(R)). SFAS No. 123(R) explicitly provides that the vesting period for a grant made to a retirement eligible employee is considered non-substantive and should be ignored when determining the period over which the award should be expensed. Upon adoption of SFAS No. 123(R) in the first quarter of fiscal year 2007, the Company will be required to immediately expense stock-based awards made to retirement eligible participants. If the Company had historically accounted for stock-based awards made to retirement eligible individuals under the requirements of SFAS No. 123(R), the pro forma expense disclosed above would have been decreased by $16.2, $6.8 and $11.0 in fiscal years 2005, 2004 and 2003, respectively.

        Foreign Currency Translation    Assets and liabilities are translated to U.S. dollars at year-end exchange rates, and the resulting gains and losses arising from the translation of net assets located outside the U.S. are recorded as a cumulative translation adjustment, a component of accumulated other non-owner changes in equity in the consolidated balance sheets. Elements of the consolidated statements of earnings are translated at average exchange rates in effect during the year and foreign currency transaction gains and losses are included in other expense, net in the consolidated statements of earnings.

        Comprehensive Income and Accumulated Other Non-Owner Changes in Equity    In addition to net earnings, comprehensive income includes changes in foreign currency translation adjustments (including the change in current exchange rates, or spot rates, of net investment hedges), unrealized gains and losses on foreign exchange derivative contracts qualifying and designated as cash flow hedges, minimum pension liabilities, and unrealized gains and losses on available-for-sale marketable securities. Comprehensive income in fiscal years 2005, 2004, and 2003 was $1,881.9, $2,043.4, and $1,755.7, respectively.

        Presented below is a summary of activity for each component of accumulated other non-owner changes in equity for fiscal years 2005, 2004, and 2003:

	Unrealized Gain (Loss) on Investments	Cumulative Translation Adjustment	Minimum Pension Liability	Unrealized Gain (Loss) on Foreign Exchange Derivatives	Accumulated Other Non- Owner Changes in Equity

Balance April 26, 2002	$(9.2)	$(179.7)	$—	$20.9	$(168.0)
Period Change	8.2	227.1	(4.2)	(75.2)	155.9

Balance April 25, 2003	(1.0)	47.4	(4.2)	(54.3)	(12.1)
Period Change	2.2	80.7	(6.1)	7.3	84.1

Balance April 30, 2004	1.2	128.1	(10.3)	(47.0)	72.0
Period Change	(15.9)	62.8	(5.1)	36.2	78.0

Balance April 29, 2005	$(14.7)	$190.9	$(15.4)	$(10.8)	$150.0

        Translation adjustments are not adjusted for income taxes as substantially all translation adjustments relate to permanent investments in non-U.S. subsidiaries. The tax benefit (expense) on the unrealized gain (loss) on derivatives in fiscal years 2005, 2004, and 2003 was $(21.3), $(2.9), and $43.9, respectively. The tax benefit on the minimum pension liability was $2.7, $3.3, and $2.3 in fiscal years 2005, 2004 and 2003, respectively. The tax benefit (expense) on the unrealized gain (loss) on investments in fiscal years 2005, 2004, and 2003 was $(8.9), $(1.2), and $(4.4), respectively.

        Derivatives    SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, requires companies to recognize all derivatives as assets and liabilities on the balance sheet and to measure the instruments at fair value through earnings unless the derivative qualifies as a hedge. If the derivative is a hedge, depending on the nature of the hedge and hedge effectiveness, changes in the fair value of the derivative will either be recorded currently through earnings or recognized in accumulated other non-owner changes in equity in the consolidated balance sheets until the hedged item

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

is recognized in earnings. The changes in the fair value of the derivative will offset the change in fair value of the hedged asset, liability, net investment or probable commitment.

        The Company uses derivative instruments, primarily forward exchange contracts, to manage its exposure related to foreign exchange rate changes. The Company enters into contracts with major financial institutions that change in value as foreign exchange rates change. These contracts are designated either as cash flow hedges, net investment hedges or freestanding derivatives. It is the Company’s policy to enter into forward exchange derivative contracts only to the extent true exposures exist; the Company does not enter into forward exchange derivative contracts for speculative purposes. Principal currencies hedged are the Euro and the Japanese Yen. All derivative instruments are recorded at fair value in the consolidated balance sheets, as a component of prepaid expenses and other current assets, other assets, other accrued expenses, or other long-term liabilities depending upon the gain or loss position of the contract and contract maturity date.

        Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. Changes in value of derivatives designated as cash flow hedges are recorded in accumulated other non-owner changes in equity in the consolidated balance sheets until earnings are affected by the variability of the underlying cash flows. At that time, the applicable amount of gain or loss from the derivative instrument, that is deferred in equity, is reclassified to earnings and is included in other expense, net or cost of products sold in the consolidated statements of earnings, depending on the underlying transaction that is being hedged.

        The purpose of net investment hedges is to hedge the long-term investment (equity) in foreign operations. The gains and losses related to the change in the forward exchange rates of the net investment hedges are recorded currently in earnings as other expense, net. The gains and losses based on changes in the current exchange rates, or spot rates, are recorded as a cumulative translation adjustment, a component of accumulated other non-owner changes in equity.

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

        Earnings Per Share    Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased from the proceeds of the potentially dilutive shares. Potentially dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan. As a result of the adoption of EITF No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share,” the computation of diluted earnings per share for the fiscal year 2005 includes approximately 700,000 shares related to the 1.25 percent Contingent Convertible Debentures (Old Debentures) (see Note 6). As required, diluted shares outstanding for fiscal year 2004 and fiscal year 2003 were also restated to include these shares. However, the inclusion of the shares issuable upon conversion of the Old Debentures did not impact diluted earnings per share as previously

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

reported. Because the principal value of the 1.25 percent Contingent Convertible Debentures, Series B (New Debentures) is settled only in cash, the potentially dilutive common shares related to the New Debentures would only be included in the diluted earnings per share calculation at such time in the future when the Company’s stock price rises above the conversion price. The dilutive impact would be equal to the number of shares needed to satisfy the “in-the-money” value of the New Debentures, assuming conversion (see Note 6).

        The table below sets forth the computation of basic and diluted earnings per share (shares in millions):

	Fiscal Year

	2005	2004	2003

Numerator:
Net earnings	$1,803.9	$1,959.3	$1,599.8

Denominator:
Basic-weighted average shares outstanding	1,209.0	1,213.7	1,217.5
Effect of dilutive securities:
Employee stock options	9.6	10.0	8.7
Shares issuable upon conversion of Old Debentures	0.7	0.7	0.7
Other	1.5	1.5	1.8

Diluted-weighted average shares outstanding	1,220.8	1,225.9	1,228.7

Basic earnings per share	$1.49	$1.61	$1.31

Diluted earnings per share	$1.48	$1.60	$1.30

        The calculation of weighted average diluted shares outstanding excludes options for approximately 11 million, 14 million, and 26 million common shares in fiscal years 2005, 2004 and 2003, respectively, as the exercise price of those options was greater than the average market price, resulting in an anti-dilutive effect on diluted earnings per share.

New Accounting Standards

        In November 2003 and March 2004, the EITF reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus reached requires companies to apply new guidance for evaluating whether an investment is other-than-temporarily impaired and also requires quantitative and qualitative disclosure of debt and equity securities, classified as available-for-sale or held-to-maturity, that are determined to be only temporarily impaired at the balance sheet date. The Company incorporated the required disclosures for investments accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and those required for cost method investments as required in the fourth quarter of fiscal year 2004 and 2005, respectively. In September 2004, the adoption date of the consensus was indefinitely delayed as it relates to the measurement and recognition of impairment losses for all securities in the scope of paragraphs 10-20 of Issue No. 03-1. The disclosures prescribed by Issue No. 03-1 and guidance related to impairment measurement prior to the issuance of this consensus continue to remain in effect. Adoption is not expected to have a material impact on the Company’s consolidated earnings, financial position or cash flows.

        In September 2004, the EITF reached a consensus on Issue No. 04-10, “Applying Paragraph 19 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131), in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds.” Issue No. 04-10 clarifies the criteria for aggregating an operating segment that does not meet all of the aggregation criteria in paragraph 17 of SFAS No. 131, but also falls below the quantitative

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

criteria that would dictate that the segment be reported separately. The consensus reached would enable an entity to aggregate two or more segments that have similar economic characteristics and share a majority of the aggregation criteria in paragraph 17 of SFAS No. 131. Although Issue No. 04-10 was to be effective immediately, in November 2004 the EITF delayed the implementation of this issue in order to have its effective date coincide with the proposed FASB Staff Position (FSP), FAS No. 131-a, which clarifies the meaning of similar economic characteristics. Issue No. 04-10 is to be applied by retroactive restatement of previous periods. Adoption of Issue No. 04-10 is not expected to have an impact on the Company’s segment presentation.

        In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4,” which adopts wording from the International Accounting Standards Board’s (IASB) IAS 2 “Inventories” in an effort to improve the comparability of cross-border financial reporting. The FASB and IASB both believe the standards have the same intent; however, an amendment to the wording was adopted to avoid inconsistent application. The new standard indicates that abnormal freight, handling costs, and wasted materials (spoilage) are required to be treated as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that fixed production overhead should be allocated based on the normal capacity of a production facility. The Statement is effective for the Company beginning in fiscal year 2007. Adoption is not expected to have a material impact on the Company’s consolidated earnings, financial position or cash flows.

        In December 2004, the FASB issued SFAS No. 123(R), “Share Based Payment.” This Statement is a revision of SFAS No. 123, and supersedes APB Opinion No. 25. SFAS No. 123(R) requires the recognition of the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the required service period. In April 2005, the Securities and Exchange Commission (SEC) release No. 33-8568 delayed the implementation of SFAS No. 123(R). The Statement is now effective for the Company beginning in the first quarter of fiscal year 2007.

        SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods: (1) A “modified prospective” method in which compensation cost is recognized prospectively for both new grants issued subsequent to the date of adoption, and all unvested awards outstanding at the date of adoption. Expense for the outstanding awards must be based on the valuation determined for the pro forma disclosures under SFAS No. 123. (2) A “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate all prior periods presented based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures. The Company is currently in the process of evaluating the two methods and has not yet determined which method it will use.

        As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using the intrinsic value method under APB Opinion No. 25 and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of the fair value method under SFAS No. 123(R) will have a significant impact on the Company’s consolidated earnings, although it will have no impact on the Company’s financial position or cash flows. The Company believes the pro forma disclosure in Note 1, “Significant Accounting Policies,” under “Stock-Based Compensation” provides an appropriate short-term indicator of the level of expense that will be recognized in accordance with SFAS No. 123(R). However, the total expense recorded in future periods will depend on several variables, including the number of share-based awards granted, the number of grants that ultimately vest, and the fair value assigned to those awards.

        In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” (SFAS No. 153). The Statement is an amendment of APB Opinion No. 29 and eliminates the exception that non-monetary exchanges of similar productive assets be recorded at the value of the assets relinquished,

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

rather than fair value. Under SFAS No. 153, the exception to recognition of the exchange at fair value is instead reserved for exchanges of non-monetary assets that do not have commercial substance. The Statement is effective for the Company beginning in the first quarter of fiscal year 2006. Adoption is not expected to have a material impact on the Company’s consolidated earnings, financial position or cash flows.

        In December 2004, the FASB issued FSP FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” The FSP clarifies that the manufacturer’s deduction provided for under the American Jobs Creation Act of 2004 (the Jobs Creation Act) should be accounted for as a special deduction in accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109), and not as a tax rate reduction. The Qualified Production Activities Deduction did not impact the Company’s consolidated earnings, financial position or cash flows for fiscal year 2005 because the deduction is not available to the Company until fiscal year 2006. The Company is currently evaluating the effect that this deduction will have in subsequent years.

        In December 2004, the FASB issued FSP FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” The Jobs Creation Act, signed into law on October 22, 2004, provides for a special one-time tax deduction of 85 percent of certain cash dividends received from controlled foreign corporations. The deduction is available to corporations during the tax year that includes October 22, 2004 or in the immediately subsequent tax year. The FSP allows a company additional time, beyond the financial reporting period of enactment, to evaluate the effects of the Jobs Creation Act on their plans for repatriation of foreign earnings for purposes of applying SFAS No. 109. The Company recorded a deferred tax liability of $48.5 in the fourth quarter of fiscal year 2005. See Note 11 for further details on the Jobs Creation Act and its impact to the Company.

        In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN No. 47). This Interpretation clarifies the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” and requires a liability to be recorded for a conditional obligation if the fair value of the obligation can be reasonably estimated. FIN No. 47 maintains the notion of a liability being recognized when a legal obligation exists, but clarifies the timing of accrual recognition. This Interpretation is effective for the Company beginning in fiscal year 2007. Adoption is not expected to have a material impact on the Company’s consolidated earnings, financial position or cash flows.

        In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154), a replacement of APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes.” SFAS No. 154 changes the requirements related to accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle and changes required by a new accounting pronouncement, in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle versus the previous guidance which allowed the recording of the impact of an accounting change in the current periods net income as a cumulative effect adjustment. The Statement is effective for the Company beginning in fiscal year 2007. Adoption is not expected to have a material impact on the Company’s consolidated earnings, financial position or cash flows.

2.      Business Combinations

        Fiscal Year 2005

        On November 1, 2004, the Company acquired all of the outstanding stock of Angiolink Corporation (Angiolink), a privately held company that developed wound closure devices for vascular procedures. Angiolink’s EVSTM (Expanding Vascular Stapling) Vascular Closure System, which has received U.S.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

Food and Drug Administration (FDA) approval, is engineered to close the femoral artery access site after vascular procedures, such as diagnostic angiography, balloon angioplasty and stenting. The EVS system provides safe and effective mechanical closure of arterial puncture sites without disturbing the lumen, or interior, of the targeted vessel. This acquisition provides the Company an additional vascular closure offering to the current closure product – the non-invasive Clo-Sur P.A.D.TM. The net consideration paid for Angiolink was approximately $42.3 in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones. The net cash purchase price of $42.3 is a product of the $45.2 purchase price, including direct acquisition costs, less $2.9 of acquired cash.

        In connection with the acquisition of Angiolink, the Company acquired $62.5 of technology-based intangible assets that have an estimated useful life of 12 years and $11.2 in goodwill. The goodwill was assigned entirely to the Vascular operating segment and is not deductible for tax purposes.

        The following table summarizes the allocation of the Angiolink purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$3.1
Property, plant and equipment	0.6
Other intangible assets, net	62.5
Goodwill	11.2
Deferred tax asset — long-term	5.0

Total assets acquired	82.4

Current liabilities	2.8
Deferred tax liability — long-term	34.4

Total liabilities assumed	37.2

Net assets acquired	$45.2

        On August 25, 2004 the Company acquired substantially all of the assets of Coalescent Surgical, Inc. (Coalescent). Coalescent developed the U-Clip™ Anastomotic Device and the SPYDER™ Proximal Anastomotic Device. The U-Clip device creates high-quality anastomoses (a seamless connection) without sutures and is primarily used in coronary artery bypass surgery. The SPYDER device automatically deploys a series of U-Clip devices when attaching the bypass graft to the aorta. This acquisition is expected to complement the Company’s surgical product line and strategy to develop technologies to promote surgical procedures that produce better patient outcomes, and reduce trauma and hospitalization. The consideration paid for Coalescent was approximately $59.1 in cash, including a $5.0 milestone payment made in March 2005 for the successful transition of product and technology to the Company following the acquisition. The purchase price remains subject to purchase price increases, which would be triggered by the achievement of certain milestones.

        In connection with the acquisition of Coalescent, the Company acquired $42.2 of technology-based intangible assets that have an estimated useful life of 12 years, $1.5 of other intangible assets with an estimated useful life of 5 years, and $12.0 of goodwill, including the $5.0 milestone payment. The goodwill was assigned entirely to the Cardiac Surgery operating segment and is deductible for tax purposes.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        The following table summarizes the allocation of the Coalescent purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$2.6
Property, plant and equipment	1.3
Other intangible assets, net	43.7
Goodwill	12.0

Total assets acquired	59.6

Current liabilities	0.5

Total liabilities assumed	0.5

Net assets acquired	$59.1

        The pro forma impact of the Angiolink and Coalescent acquisitions was not significant, individually or in the aggregate, to the results of operations of the Company for the fiscal year ended April 29, 2005. The results of operations related to each entity acquired have been included in the Company’s consolidated statements of earnings since the date each company was acquired.

        Fiscal Year 2004

        On January 8, 2004, the Company acquired certain assets of Radius Medical Inc. (Radius), which was accounted for as a purchase of assets. Radius was a privately held corporation that specialized in the research, development and manufacture of interventional guidewires and related products for the cardiovascular marketplace. The assets acquired from Radius broadened and enhanced the Company’s existing guidewire product and technology portfolio. The consideration paid was $5.6 in cash, including a $0.5 milestone payment made in fiscal year 2005 for the successful transfer of assets. The purchase price remains subject to purchase price increases, which would be triggered by the achievement of certain milestones. The aggregate $5.6 consideration was allocated to intangible assets.

        On January 5, 2004, the Company acquired substantially all of the assets of Premier Tool, Inc. (Premier Tool). Premier Tool was a privately held corporation engaged in the engineering and manufacturing of metal instruments used to implant spinal devices. The assets acquired enhanced the Company’s current line of spinal instrumentation. The consideration paid was approximately $4.0 in cash. The purchase price was allocated primarily to other intangible assets and property and equipment, with the remainder allocated to goodwill.

        On November 19, 2003, the Company acquired all of the outstanding stock of Vertelink Corporation (Vertelink). Vertelink was a privately held development stage company that developed materials and techniques for over-the-wire spinal fixation devices that can achieve multi-level stabilization of the cervical, thoracic and lumbar spine. Key Vertelink products include the KOBRA™ Fixation System and the SST™ Spinal Fixation System. Both systems permit surgeons to place spinal instrumentation utilizing tissue-sparing, minimally invasive methods. At the time of the acquisition, the KOBRA Fixation System was being reviewed by the FDA for 510(k) approval, which was subsequently obtained during the third quarter of fiscal year 2004. Vertelink’s products enhanced the strategic initiative of the Company’s Spinal business that focuses on Minimal Access Spinal Technologies (MAST).

        The consideration paid for Vertelink was approximately $28.1 in cash, including two $3.0 milestone payments made in fiscal year 2005. The purchase price remains subject to purchase price increases, which would be triggered by the achievement of certain milestones. In connection with the acquisition the Company has allocated $22.0 of the costs to IPR&D, which was expensed on the date of the acquisition, and the remaining amount to fixed assets and other intangible assets. In the third and fourth quarters of fiscal year 2005, Vertelink obtained FDA approval for the KOBRA II System and CE Mark approval for the SST Spinal Fixation System, respectively. As a result of attaining these approvals two existing milestone payments in the purchase agreement were triggered requiring the Company to pay the additional consideration of $6.0 in cash during fiscal year 2005. The $6.0 was allocated between technology-based intangible assets of $10.0 and an offsetting long-term deferred tax liability of $4.0.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        On September 10, 2003, the Company acquired substantially all of the assets of TransVascular, Inc. (TVI). Prior to the acquisition, the Company had an equity investment in TVI, which was accounted for under the cost method of accounting. TVI developed and marketed the Pioneer™ Catheter (formerly the CrossPoint® TransAccess® Catheter System), a proprietary delivery technology for several current and potential intravascular procedures, such as the potential ability to deliver therapeutic agents, including cells, genes and drugs to precise locations within the vascular system. The Pioneer Catheter received FDA 510(k) clearance in 2002 and is indicated to facilitate the positioning and placement of catheters within the peripheral vasculature. This strategic acquisition complemented the Company’s commitment to advance therapies and treatments by combining biologic and device therapies.

        The consideration paid was approximately $58.7 subject to purchase price increases, which would be triggered by the achievement of certain milestones. The initial consideration included approximately 1.2 million shares of Medtronic common stock valued at $57.5, the Company’s prior investment in TVI and acquisition-related costs. The Medtronic common shares were valued based on the average of Medtronic’s trading share prices several days before and after the date when the trading share prices to be issued became known. In connection with the acquisition of TVI, the Company acquired $27.3 of technology-based intangible assets that have an estimated useful life of 15 years and $1.9 of IPR&D that was expensed on the date of acquisition. Goodwill of $31.9 related to the acquisition was assigned entirely to the Vascular operating segment.

        The following table summarizes the allocation of the TVI purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$0.6
Property, plant and equipment	0.1
Other intangible assets, net	27.3
IPR&D	1.9
Goodwill	31.9
Deferred tax asset — long-term	8.4

Total assets acquired	70.2

Current liabilities	0.6
Deferred tax liability — long-term	10.9

Total liabilities assumed	11.5

Net assets acquired	$58.7

        The pro forma impact of the results of Radius, Premier Tool, Vertelink and TVI was not significant, individually or in the aggregate, to the results of the Company for the fiscal year ended April 30, 2004. The goodwill recorded as a result of these acquisitions is not deductible for tax purposes. The results of operations related to each entity, or portion of the entity, acquired have been included in the Company’s consolidated statements of earnings since the date each company was acquired.

        Fiscal Year 2003

        On October 11, 2002, the Company acquired all of the outstanding common shares of Spinal Dynamics Corporation (SDC). Prior to the acquisition, the Company had an equity investment in SDC, which was accounted for using the cost method of accounting. SDC is a developer of an artificial cervical disc featuring a shock-absorbing elastomer designed to replace and mimic the functionality of natural intervertebral discs removed from a patient during spinal surgery. The acquisition of SDC is expected to accelerate the Company’s entry into the arena of artificial cervical discs.

        The consideration paid for SDC was approximately $254.3. The consideration included $5.3 in cash, approximately 5.0 million shares of the Company’s common stock valued at $219.6, approximately 350,000 employee stock options valued at $14.5, fees and expenses associated with the merger, and the

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

Company’s prior investment in SDC totaling $14.0. Medtronic common shares were valued based on an average of Medtronic’s trading share prices a few days before and after the date when the shares to be issued became known. Options were valued using the Black-Scholes option-pricing model. As part of the acquisition of SDC, the Company acquired $25.1 of technology-based intangible assets that have an expected useful life of 10 years, and $114.2 of IPR&D that was expensed on the date of acquisition. Goodwill of $115.7 related to this acquisition was assigned entirely to the Spinal, Ear, Nose, and Throat (ENT), and Navigation operating segment.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in the SDC acquisition:

Current assets	$7.8
Property, plant and equipment	1.0
Intangible assets	25.1
IPR&D	114.2
Goodwill	115.7
Deferred tax asset — long-term	5.2

Total assets acquired	269.0

Current liabilities	4.7
Deferred tax liability — long-term	10.0

Total liabilities assumed	14.7

Net assets acquired	$254.3

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

        The goodwill recorded as a result of this acquisition is not deductible for tax purposes. The results of SDC have been included in the Company’s consolidated statements of earnings since the date of acquisition.

        Contingent Consideration    Certain of the Company’s business combinations involve the potential for the payment of future contingent consideration upon the achievement of certain product development milestones and/or various other favorable operating conditions. While it is not certain if and/or when these payments will be made, the Company has developed an estimate of the maximum potential contingent consideration for each of its acquisitions with an outstanding potential obligation. At April 29, 2005, the estimated maximum potential amount of future contingent consideration that the Company could be required to make associated with business combinations is approximately $99.0. The

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

milestones associated with the contingent consideration must be reached in future periods ranging from fiscal year 2006 to 2012 in order for the consideration to be paid.

3.      Special and IPR&D Charges

        Special charges (such as certain litigation and restructuring charges) and IPR&D charges result from unique facts and circumstances that likely will not recur with similar materiality or impact on continuing operations. Special and IPR&D charges recorded during fiscal years 2005, 2004, and 2003 are as follows:

	Fiscal Year

	2005	2004	2003

Special charges:
Litigation	$654.4	$—	$(8.0)
Asset write-downs	—	—	8.9
Restructuring and other related charges	—	—	16.1
Changes in restructuring obligation estimates	—	(4.8)	(14.5)

Total special charges	654.4	(4.8)	2.5
IPR&D	—	41.1	114.2

Total special and IPR&D charges, pre-tax	654.4	36.3	116.7
(Deduct)/add tax impact of special and IPR&D charges	(236.3)	1.8	4.2
Add tax impact for the repatriation of foreign earnings	48.5	—	—

Total special and IPR&D charges	$466.6	$38.1	$120.9

Special Charges

Fiscal Year 2005

        In fiscal year 2005, the Company recorded pre-tax litigation charges of $654.4. The largest of the charges, in the amount of $550.0, occurred in the fourth quarter and relates to costs for the settlement of all outstanding litigation and disputes with Gary Michelson, M.D. and Karlin Technology, Inc. (Michelson). The agreement reached with Michelson requires a total cash payment of $1,350.0 for the settlement of all ongoing litigation and the purchase of a portfolio of more than 100 issued U.S. patents, over 110 pending U.S. patent applications and numerous foreign counterparts to these patents. The $550.0 was assigned to past damages in the case and the remaining $800.0 will be recorded as purchased intellectual property upon the completion of the acquisition in the first quarter of fiscal year 2006 (see Note 17). Also, in the fourth quarter of 2005, the Company recorded a charge of $80.1 resulting from a final arbitration award for breach of contract damages related to a March 2002 agreement between the Company and ETEX Corporation (ETEX). The $80.1 includes damages, interest, and partial legal fees equal to $63.6, in the aggregate, and the forgiveness of an existing $16.5 note owed to the Company by ETEX. In the third quarter of 2005, the Company recorded a charge of $24.3 related to the DePuy/AcroMed, Inc. (DePuy/AcroMed) litigation. The jury found that the thoracolumbar multiaxial screw design of Medtronic Sofamor Danek, Inc. (MSD), which MSD no longer sells in the U.S., infringes patents held by DePuy/AcroMed under the doctrine of equivalents. In February 2005, the Court entered judgment against MSD in the amount of $24.3, which included prejudgment interest. Given the judgment entered by the Court and the Company’s conclusion that the likelihood of paying the damages was probable at that point in time, the Company recorded a $24.3 charge related to this judgment. Although the Company believes recording the charge was the appropriate action, MSD has appealed the jury’s verdict and intends to continue to vigorously contest the charges. At April 29, 2005, unpaid legal special charges are recorded in other accrued expenses in the consolidated balance sheets.

        On October 22, 2004, the Jobs Creation Act was signed into law by the President. The Jobs Creation Act allows U.S. corporations a one-time deduction of 85 percent of certain “cash dividends” received

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

from controlled foreign corporations. The deduction is available to corporations during the tax year that included October 22, 2004 or the immediately subsequent tax year. According to the Jobs Creation Act, the amount of eligible dividends is limited to $500.0 or the amount described as permanently reinvested earnings outside the U.S. in a company’s most recent audited financial statements filed with the SEC on or before June 30, 2003. Based on these requirements, the Company has $933.7 of cash held outside the U.S., which could be eligible for the special deduction in fiscal year 2006. The Company intends to repatriate the entire amount eligible under the Jobs Creation Act, or $933.7. The amounts repatriated will be used for qualified expenditures under the Jobs Creation Act. As of April 29, 2005, the Company has recorded a deferred tax liability of $48.5 associated with its planned repatriation of these funds and included that amount in the table above and in the consolidated statements of earnings in the provision for income taxes.

Fiscal Year 2004

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

Fiscal Year 2003

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

        The $25.0 Vascular facility consolidation initiative occurred during the first quarter of fiscal year 2003. The Company reorganized the Vascular research and development, clinical, regulatory and manufacturing functions, closed seven facilities in California and one in Florida, and identified 685 positions to be eliminated. In connection with this initiative, the Company recorded a $10.8 restructuring charge, an $8.9 asset write-down, and $5.3 of other restructuring-related charges. The $10.8 restructuring charge consisted of $4.6 for lease cancellations and $6.2 for severance costs. The $8.9 asset write-down related to assets that will no longer be utilized, including accelerated depreciation of assets held and used. The $5.3 of other restructuring-related charges related to incremental expenses incurred as a direct result of the Vascular restructuring initiative, primarily retention and productivity bonuses for services rendered by the employees prior to July 26, 2002, as well as equipment and facility moves. The other restructuring-related charges were incurred during the quarter the initiative was announced. The Vascular restructuring initiatives resulted in annualized operating savings between $35.0 and $40.0. Of the 685 positions identified for elimination, 629 had been eliminated as of April 30, 2004 and no further positions were eliminated under these initiatives. This charge was offset by a reversal of $14.5 of previously established restructuring reserves no longer considered necessary. The first reversal of $8.9, which included $1.7 of asset write-downs, related to restructuring initiatives from the fourth quarter of fiscal year 2001 and the first quarter of fiscal year 2002. The outcome of these initiatives was favorable compared to initial estimates for two reasons. First, several employees who were in positions identified for termination found other jobs within the Company; and second, two sales offices that were initially identified for closure ultimately did not close. The second reversal of $5.6 related to distributor termination costs accrued in connection with the merger of PercuSurge, Inc. (PercuSurge). The outcome of the PercuSurge distributor terminations was favorable to original estimates as a result of anticipated contractual commitments that did not materialize. As of April 30, 2004 all reserves were utilized, as the initiatives have been completed.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

IPR&D

Fiscal Year 2005

        There were no IPR&D charges recorded in fiscal year 2005.

Fiscal Year 2004

        In the fourth quarter of fiscal year 2004, the Company entered into an agreement which provided the Company an option to purchase substantially all the assets of a certain third-party entity. The Company held a cost method equity investment in this entity and as a result of this new agreement, applied the equity method of accounting to this investment. At the date of the agreement, $17.2 of the amount paid for the investment was expensed for IPR&D related to cardiac surgery devices under development that had not yet reached technological feasibility.

        During the third quarter of fiscal year 2004, the Company acquired Vertelink. At the date of the acquisition, $22.0 of the purchase price was expensed for IPR&D related to spinal fixation devices that had not yet reached technological feasibility and had no future alternative use. At the time of the acquisition, the KOBRA Fixation System was being reviewed by the FDA for 510(k) approval, which was subsequently obtained during the third quarter of fiscal year 2004. The technology will be adapted for use in manufacturing spinal fixation devices that can achieve multi-level stabilization of the cervical, thoracic and lumbar spine. Prior to the acquisition, the Company did not have a comparable product under development. The acquisition of Vertelink enhanced the strategic initiative of the Company’s Spinal business that focuses on MAST. In fiscal year 2005, the Company incurred $1.0 in costs and expects to incur costs totaling $0.7 in fiscal year 2006, and $0.5 in fiscal year 2007 to bring these products to commercialization in the U.S. These costs are being funded by internally generated cash flows.

        During the second quarter of fiscal year 2004, the Company acquired TVI. At the date of acquisition, $1.9 of the purchase price was expensed for IPR&D related to a cell and agent delivery device that had not yet reached technological feasibility and had no future alternative use. This device will be used to deliver cells, genes and drugs to precise locations within the vascular system. Prior to the acquisition, the Company did not have a comparable product under development. The acquisition of TVI complemented the Company’s commitment to advance therapies and treatments by combining biologic and device therapies. In fiscal year 2005, the Company incurred $3.1 in costs and expects to incur costs totaling $4.1 in fiscal year 2006, $4.8 in fiscal year 2007, $6.0 in fiscal year 2008, and $6.0 in fiscal year 2009 to bring this product to commercialization in the U.S. These costs are being funded by internally generated cash flows.

Fiscal Year 2003

        In the second quarter of fiscal year 2003, the Company acquired SDC. At the date of acquisition, $114.2 of the purchase price was expensed for IPR&D related to the BRYAN® Cervical Disc System (BRYAN Disc), which had not yet reached technological feasibility in the U.S. and had no alternative future use. The BRYAN Disc is an artificial cervical disc featuring a shock-absorbing elastomer designed to replace and mimic the functionality of natural intervertebral discs removed from a patient during spinal surgery. Prior to this acquisition, the Company did not have a product with comparable technology under development, and the acquisition of SDC is expected to accelerate the Company’s entry into the arena of artificial cervical discs. At the time of acquisition, SDC had received approval from the FDA for an investigational device exemption allowing SDC to proceed with human clinical studies, which must be completed before regulatory approval can be obtained in the U.S. In fiscal year 2005, the Company incurred $0.6 in costs and expects to incur $0.4 in fiscal year 2006 and $0.2 in fiscal year 2007 to bring this product to commercialization in the U.S. These costs are being funded by internally generated cash flows.

        The Company is responsible for the valuation of IPR&D charges. The values assigned to IPR&D are based on valuations that have been prepared using methodologies and valuation techniques consistent with those used by independent appraisers. All values were determined by identifying research

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

projects in areas for which technological feasibility had not been established. Additionally, the values were determined by estimating the revenue and expenses associated with a project’s sales cycle and the amount of after-tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

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

4.      Financial Instruments and Investments

        Investments    The carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

        Information regarding the Company’s short-term and long-term investments is as follows:

	Fiscal Year

	2005		2004		2003

	Debt	Equity	Debt	Equity	Debt	Equity

Cost	$2,506.3	$240.9	$1,563.7	$224.6	$380.8	$237.3
Gross unrealized gains	1.5	2.8	0.2	15.2	0.7	1.5
Gross unrealized losses	(24.3)	(2.1)	(12.3)	(1.3)	(1.6)	(2.0)

Fair value	$2,483.5	$241.6	$1,551.6	$238.5	$379.9	$236.8

Proceeds from sales	$790.3	$17.2	$1,445.1	$28.1	$542.6	$2.9

Net gains/(losses) realized	$(0.7)	$11.3	$3.0	$14.3	$3.7	$0.6

Impairment losses recognized	$—	$6.2	$—	$28.3	$3.0	$42.2

        As of April 29, 2005, the Company has $1,008.5 in debt securities that have been in an unrealized loss position for more than twelve months. The aggregate amount of unrealized losses for these investments is $17.0. These investments are in high quality, investment grade securities but are currently impaired due to recent increases in interest rates. The Company considers these unrealized losses temporary as it has the intent and ability to hold these investments long enough to avoid realizing any of these losses. The total fair value of all investments currently in an unrealized loss position as of April 29, 2005 is $2,013.7.

        As of April 29, 2005, the aggregate carrying amount of equity securities accounted for using the cost or equity method was $230.7. The total carrying value of these investments is reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company’s investment may not be recoverable. The fair value of cost or equity method investments is not estimated if there are no identified events or changes in circumstances that may have material adverse effect on the fair value of the investment.

        Gains and losses recognized on AFS debt instruments are recorded as interest (income)/expense in the consolidated statements of earnings. Gains and losses recognized on equity instruments are recorded in other expense, net in the consolidated statements of earnings. Gains and losses from the sale of investments are calculated based on the specific identification method.

        Derivatives and Foreign Exchange Risk Management    The Company uses operational and economic hedges, as well as forward exchange derivative contracts to manage the impact of foreign exchange rate changes on earnings and cash flows. In order to reduce the uncertainty of foreign

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

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

        Notional amounts of these contracts outstanding at April 29, 2005 and April 30, 2004 were $2,894.0 and $2,420.7, respectively. All derivative instruments are recorded at fair value in the consolidated balance sheets, as a component of prepaid expenses and other current assets, other assets, other accrued expenses, or other long-term liabilities depending upon the gain or loss position of the contract and contract maturity date. Aggregate foreign currency gains/(losses) were $(98.3), $(177.8), and $(30.1), in fiscal years 2005, 2004 and 2003, respectively. These gains/(losses), which were offset by gains/(losses) on the related assets, liabilities, and transactions being hedged, were recorded in either other expense, net or cost of products sold in the consolidated statements of earnings. As a result of hedging inventory-related forecasted transactions, the Company recognized a $36.6 and $9.4 gain in cost of products sold in the consolidated statements of earnings in fiscal year 2005 and 2004, respectively; the remaining $(134.9) and $(187.2) loss was recognized in other expense, net in the consolidated statements of earnings for fiscal year 2005 and 2004, respectively.

        Freestanding derivative forward contracts are used to offset the Company’s exposure to the change in value of certain foreign currency intercompany assets and liabilities. These derivatives are not designated as hedges, and therefore, changes in the value of these forward contracts are recognized currently in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities. The aggregate foreign currency transaction gains/(losses) were $5.7, $11.1, and $1.0 in fiscal years 2005, 2004 and 2003, respectively, and are recognized in other expense, net in the consolidated statements of earnings.

        Net investment hedges are used to hedge the long-term investment (equity) in foreign operations. Net gains/(losses) related to changes in the current rates, or spot rates, were $(83.0), $(60.1), and $(13.9) during fiscal years 2005, 2004 and 2003, respectively, and recorded as a cumulative translation adjustment, a component of accumulated other non-owner changes in equity in the consolidated balance sheets. Net gains/(losses) associated with changes in forward rates of the contracts totaled $8.4, $8.4, and $8.9 in fiscal years 2005, 2004 and 2003, respectively, and are reflected in other expense, net in the consolidated statements of earnings.

        Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions, denominated in a foreign currency, that will take place in the future. Net unrealized gains/(losses) related to the Company’s outstanding cash flow hedges totaled $(10.8) and $(47.0) in fiscal years 2005 and 2004, respectively, and were recorded in accumulated other non-owner changes in equity in the consolidated balance sheets. During fiscal years 2005, 2004, and 2003, the Company’s net gains/(losses) related to the settlement of cash flow hedges were $(112.4), $(197.3), and $(40.0), respectively. In fiscal year 2005 and 2004, losses of $(149.0) and $(206.7) were recorded as other expense, net and offsetting gains of $36.6 and $9.4 were recorded in cost of products sold in the consolidated statements of earnings. In fiscal years 2003 net gains/(losses) were all recorded in other expense, net in the consolidated statements of earnings. No gains or losses relating to ineffectiveness of cash flow hedges were recognized in earnings during fiscal years 2005, 2004, or 2003. No components of the hedge contracts were excluded in the measurement of hedge ineffectiveness and no hedges were derecognized or discontinued during fiscal years 2005, 2004, or 2003.

        The following table summarizes activity in accumulated non-owner changes in equity related to all derivatives classified as cash flow hedges in fiscal years 2005, 2004, and 2003 (amounts are net of tax):

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

Accumulated derivative gains, April 26, 2002	$20.9
Net losses reclassified to earnings	17.7
Change in fair value of hedges	(92.9)

Accumulated derivative losses, April 25, 2003	(54.3)
Net losses reclassified to earnings	103.2
Change in fair value of hedges	(95.9)

Accumulated derivative losses, April 30, 2004	(47.0)
Net losses reclassified to earnings	66.5
Change in fair value of hedges	(30.3)

Accumulated derivative losses, April 29, 2005	$(10.8)

        The Company expects that the $10.8, net of tax, in accumulated derivative losses at April 29, 2005 will be reflected in the consolidated statements of earnings over the next twelve months.

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

        Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with national healthcare systems in many countries. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of the economies of those countries. As of April 29, 2005 and April 30, 2004, no customer represented more than 10% of the outstanding accounts receivable.

5.      Goodwill and Other Intangible Assets

        The changes in the carrying amount of goodwill for fiscal years 2005 and 2004 are as follows:

	Fiscal Year

	2005	2004

Beginning balance	$4,236.9	$4,183.8
Goodwill as a result of acquisitions	24.8	32.6
Purchase accounting adjustments, net	(0.2)	(0.2)
Currency adjustment, net	19.7	20.7

Ending balance	$4,281.2	$4,236.9

        The Company completed its fiscal year 2005 impairment test of all goodwill and concluded there was no impairment.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Balances of acquired intangible assets, excluding goodwill, are as follows:

	Purchased Technology and Patents	Trademarks and Tradenames	Other	Total

Amortizable intangible assets as of April 29, 2005:
Original cost	$1,030.6	$264.7	$247.6	$1,542.9
Accumulated amortization	(319.2)	(97.1)	(108.6)	(524.9)

Carrying value	$711.4	$167.6	$139.0	$1,018.0

Weighted average original life (in years)	13.1	10.0	9.1

Amortizable intangible assets as of April 30, 2004:
Original cost	$901.9	$264.7	$224.8	$1,391.4
Accumulated amortization	(245.0)	(70.6)	(76.5)	(392.1)

Carrying value	$656.9	$194.1	$148.3	$999.3

Weighted average original life (in years)	14.0	10.0	10.1

        Amortization expense for fiscal years 2005, 2004, and 2003 was approximately $127.8, $116.0, and $105.8, respectively.

        Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets is as follows:

Fiscal Year	Amortization Expense

2006	$130.9
2007	123.3
2008	118.8
2009	112.7
2010	107.7
Thereafter	424.6

$1,018.0

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

6.      Financing Arrangements

        Debt consisted of the following:

	Average Interest Rate	Maturity by Fiscal Year	April 29, 2005	April 30, 2004

Short-Term Borrowings:
Contingent convertible debentures	1.25%	2006-2022	$—	$1,973.8
Commercial paper	2.84%	2006	249.9	249.8
Bank borrowings	1.09%	2006	228.2	128.6
Current portion of long-term debt	4.15%	2006	0.5	6.0

Total Short-Term Borrowings			$478.6	$2,358.2

Long-Term Debt:
Contingent convertible debentures	1.25%	2007-2022	$1,971.4	$—
Other	5.49%	2007-2010	1.8	1.1

Total Long-Term Debt			$1,973.2	$1.1

        Contingent Convertible Debentures    In September 2001, the Company completed a $2,012.5 private placement of 1.25 percent Contingent Convertible Debentures due September 2021 (Old Debentures). Interest is payable semi-annually. Each Old Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Old Debentures are not convertible before their final maturity unless the closing price of the Company’s common stock reaches 110% of the conversion price for 20 trading days during a consecutive 30 trading day period. The conversion price of the Old Debentures will be adjusted based on the occurrence of specified events, including a stock split, stock dividend, or cash dividend exceeding 15% of the Company’s market capitalization.

        In September 2002 and 2004, as a result of certain holders of the Old Debentures exercising their put options, the Company repurchased $38.7, or 1.9%, and $0.6, or 0.03%, respectively, of the Old Debentures for cash. The Company may be required to repurchase the remaining securities at the option of the holders in September 2006, 2008, 2011 or 2016. Twelve months prior to the put options becoming exercisable, the remaining balance of the Old Debentures will be classified as short-term borrowings in the consolidated balance sheets. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt in the consolidated balance sheets. For put options exercised by the holders, the purchase price is equal to the principal amount of the Old Debentures plus any accrued and unpaid interest on the Old Debentures to the repurchase date. If the repurchase option is exercised, the Company may elect to repurchase the Old Debentures with cash, common stock, or some combination thereof. The Company may elect to redeem the Old Debentures for cash at any time after September 2006.

        On January 24, 2005, the Company completed an exchange offer on its contingent convertible debentures, whereby holders of approximately 97.7% of the total principal amount of the Old Debentures exchanged their existing securities for an equal principal amount of 1.25 percent Contingent Convertible Debentures, Series B due 2021 (New Debentures), and an exchange fee of $2.50 per $1,000 principal amount. The terms of the New Debentures are consistent with the terms of the Old Debentures noted above, except that: (i) upon conversion, the Company will pay holders cash equal to the lesser of the principal amount of the New Debentures or their conversion value, and shares of its common stock to the extent the conversion value exceeds the principal amount; and (ii) the New Debentures will require the Company to pay only cash (in lieu of shares of its common stock or a combination of cash and shares of its common stock) when the Company repurchases the New Debentures at the option of the holder or in connection with a change of control. The exchange fee paid to the holders of the New Debentures was capitalized and will be amortized over the twenty month period ending in September 2006.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Following the completion of the exchange offer, the Company repurchased approximately $1.8 of the Old Debentures for cash. As of April 29, 2005, approximately $43.2 aggregate principal amount of Old Debentures and $1,928.2 aggregate principal amount of New Debentures remain outstanding.

        Commercial Paper    The Company maintains a $2,250.0 commercial paper program. This program allows the Company to issue debt securities with maturities up to 364 days from the date of issuance. While the program size is $2,250.0, Moody’s Investors Service currently limits the Company’s commercial paper outstanding at any one time to no more than the amount of the Company’s syndicated credit facilities, which is currently at $1,750.0. At April 29, 2005 and April 30, 2004, outstanding commercial paper totaled $249.9 and $249.8, respectively. During fiscal years 2005 and 2004, the weighted average original maturity of the commercial paper outstanding was approximately 26 and 30 days, respectively, and the weighted average interest rate was 1.9% and 1.1%, respectively.

        Bank Borrowings    Bank borrowings consist primarily of borrowings from non-U.S. banks at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

        Credit Arrangements    The Company has existing lines of credit of approximately $2,831.5 with various banks, of which approximately $2,366.5 was available at April 29, 2005. The existing lines of credit include two syndicated credit facilities totaling $1,750.0 with various banks. The two credit facilities consist of a five-year $1,000.0 facility, signed on January 20, 2005, which will expire on January 20, 2010, and a five-year $750.0 facility, signed on January 24, 2002, which will expire on January 24, 2007. The five-year $1,000.0 facility replaces the 364-day $500.0 facility the Company previously maintained that expired on January 24, 2005. This $1,000.0 facility provides the Company with the ability to increase the capacity of the facility by an additional $250.0 at any time during the life of the five-year term of the agreement. The credit facilities provide backup funding for the commercial paper program and may also be used for general corporate purposes.

        Interest rates on these borrowings are determined by a pricing matrix, based on the Company’s long-term debt ratings, assigned by Standard and Poor’s Ratings Group and Moody’s Investors Service. Facility fees are payable on the credit facilities and determined in the same manner as the interest rates. Under terms of the agreements, the consolidated tangible net worth of the Company must at all times be greater than or equal to $1,040.4, increased by an amount equal to 100% of the net cash proceeds from any equity offering occurring after January 24, 2002. The Company’s consolidated tangible net worth, defined as consolidated assets less goodwill, intangible assets (other than patents, trademarks, licenses, copyrights and other intellectual property, and prepaid assets), and consolidated liabilities at April 29, 2005 and April 30, 2004 was $6,029.3 and $4,691.8, respectively. The agreements also contain other customary covenants and events of default, all of which the Company remains in compliance with as of April 29, 2005.

        Maturities of long-term debt, including capital leases, for the next five fiscal years are as follows:

Fiscal Year	Obligation

2006	$0.5
2007	1,972.5
2008	0.5
2009	0.2
2010	—
Thereafter	—

Total long-term debt	1,973.7
Less: Current portion of long-term debt	0.5

Long-term portion of long-term debt	$1,973.2

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        The Company has entered into an agreement that expires in fiscal year 2006, to sell, at its discretion, specific pools of trade receivables in Japan. During fiscal years 2005 and 2004, the Company sold approximately $145.5 and $197.7, respectively, of trade receivables to financial institutions. Additionally, the Company entered into agreements to sell specific pools of receivables in Italy in the amount of $4.1 and $33.9 in fiscal years 2005 and 2004, respectively. The discount cost related to the Japan and Italy sales was insignificant and recorded in interest (income)/expense in the consolidated statements of earnings.

        In the third quarter of fiscal year 2004, the Company began lending certain fixed income securities to enhance its investment income. These lending activities are collateralized at an average rate of 102%, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 29, 2005 and April 30, 2004 was $361.3 and $275.2, respectively.

7.      Interest (Income)/Expense

        Interest income and interest expense for fiscal years 2005, 2004, and 2003 are as follows:

	Fiscal Year

	2005	2004	2003

Interest income	$(100.2)	$(59.3)	$(40.0)
Interest expense	55.1	56.5	47.2

Interest (income)/expense	$(45.1)	$(2.8)	$7.2

8.      Shareholders’ Equity

         Repurchase of Common Stock In June 2001, the Company’s Board of Directors authorized the repurchase of up to 25 million shares of the Company’s common stock. On October 22, 2003, the Company’s Board of Directors authorized the repurchase of up to an additional 30 million shares of the Company’s common stock. Shares are repurchased from time to time to support the Company’s stock-based compensation programs and to take advantage of favorable market conditions. The Company has repurchased approximately 10.5 million and 18.4 million shares at an average price of $48.77 and $47.81, respectively, during fiscal years 2005 and 2004, and have approximately 15.6 million shares remaining under the buyback authorizations approved by the Board of Directors.

        Shareholder Rights Plan    On October 26, 2000, the Company’s Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (a “right”) for each outstanding share of common stock with a par value $.10 per share. Each right will allow the holder to purchase 1/5000 of a share of Series A Junior Participating Preferred Stock at an exercise price of $400 per share, once the rights become exercisable. The rights are not exercisable or transferable apart from the common stock until 15 days after the public announcement that a person or group (the Acquiring Person) has acquired 15% or more of the Company’s common stock or 15 business days after the announcement of a tender offer which would increase the Acquiring Person’s beneficial ownership to 15% or more of the Company’s common stock. After any person or group has become an Acquiring Person, each right entitles the holder (other than the Acquiring Person) to purchase, at the exercise price, common stock of the Company having a market price of two times the exercise price. If the Company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase, at the exercise price, common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right.

        The Board of Directors may redeem the rights for $0.005 per right at any time before any person or group becomes an Acquiring Person. The Board may also reduce the threshold at which a person or group becomes an Acquiring Person from 15% to no less than 10% of the outstanding common stock. The rights expire on October 26, 2010.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

9.      Employee Stock Ownership Plan

        The Company has an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. In December 1989, the ESOP borrowed $40.0 from the Company and used the proceeds to purchase 18,932,928 shares of the Company’s common stock. Up to and including fiscal year 2005, the Company made contributions to the plan which were used, in part, by the ESOP to make principal and interest payments. ESOP expense is determined by debt service requirements, offset by dividends received by the ESOP. Components of ESOP related expense are as follows:

	Fiscal Year

	2005	2004	2003

Interest expense	$0.2	$0.6	$1.1
Dividends paid	(4.7)	(4.3)	(3.9)
Compensation expense	39.5	6.5	9.1

Total expense	$35.0	$2.8	$6.3

        Shares of common stock acquired by the plan are allocated to each employee in amounts based on Company performance and the employee’s annual compensation. An allocation of 2.50% of qualified compensation was made to plan participants’ accounts in each of the fiscal years 2005, 2004, and 2003, respectively. Up to and including fiscal year 2005, the Company match on the supplemental retirement plan (SRP) was made in the form of an annual allocation of Medtronic stock to the participants’ ESOP account and the expense to the Company related to this match has been included in the previous table. In addition to the fiscal year 2005 allocation of shares to the ESOP, the Company made a $33.0 cash contribution to the ESOP to supplement the portion of the Company’s ESOP and SRP requirements that were not covered by the remaining unallocated shares in the ESOP as of April 29, 2005.

        At April 29, 2005 and April 30, 2004, cumulative allocated shares remaining in the trust were 12,661,131 and 11,909,349 and unallocated shares were 1,120,741 and 2,899,888, respectively. Of the remaining unallocated shares at April 29, 2005 and April 30, 2004, 1,120,741 and 1,779,147, respectively, were committed to be allocated. Unallocated shares are released based on the ratio of current debt service to total remaining principal and interest.

        Fiscal year 2005 was the final year of the ESOP allocation, as all shares were either allocated or committed to be allocated at April 29, 2005. The ESOP made the final principal and interest payment to the Company upon commitment of the final shares to the participants, as required under the original terms of the loan. Prior to the fiscal year 2005 repayment of the remaining principal balance of the note, the receivable from the ESOP was recorded as a reduction of the Company’s shareholders’ equity. The allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of basic earnings per share. As a result of the final ESOP share allocation, the Company’s subsequent year contributions to the SRP for U.S. employees will be made in cash.

10.      Stock Purchase and Award Plans

        2003 Long-Term Incentive Plan    In August 2003, the 2003 long-term incentive plan was approved by the Company’s shareholders. The 2003 plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, restricted stock, performance shares, and other stock and cash-based awards. The total number of shares available for future grants at April 29, 2005 under the Plan was 49.7 million.

        1994 Stock Award Plan    The 1994 stock award plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, restricted stock, performance shares, and other stock-based awards. There were 1.0 million shares available under this plan for future grants at April 29, 2005.

        Nonqualified stock options and other stock awards are granted to officers and key employees at prices not less than fair market value at the date of grant.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

         Outside Directors Plan    In fiscal year 1998, the Company adopted a stock compensation plan for outside directors which replaced the provisions in the 1994 stock award plan relating to awards granted to outside directors. At April 29, 2005 the 1998 Plan had 2.3 million shares available for future grants.    A summary of nonqualified stock option transactions is as follows:

	Fiscal Year

	2005		2004		2003

	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price

Beginning balance	78,879	$42.22	69,243	$40.24	56,662	$37.34
Granted	15,884	50.02	18,034	46.74	19,609	44.67
Exercised	(7,344)	33.54	(5,152)	29.28	(4,433)	20.29
Canceled	(2,305)	46.84	(3,246)	45.81	(2,595)	44.28

Outstanding at year-end	85,114	$44.29	78,879	$42.22	69,243	$40.24

Exercisable at year-end	60,407	$43.48	44,213	$39.40	38,163	$36.78

         A portion of the stock options assumed as a result of certain acquisitions in fiscal years 1996 through 2002 remain outstanding. A summary of stock options assumed as a result of these acquisitions is as follows:

	Fiscal Year

	2005		2004		2003

	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price

Beginning balance	4,361	$22.40	6,239	$22.16	8,002	$20.83
Granted	—	—	—	—	347	1.04
Exercised	(1,763)	21.38	(1,818)	19.51	(2,000)	13.29
Canceled	(57)	(56.87)	(60)	84.81	(110)	19.83

Outstanding at year-end	2,541	$22.34	4,361	$22.40	6,239	$22.16

Exercisable at year-end	2,541	$22.34	4,361	$22.40	6,186	$22.10

         A summary of stock options as of April 29, 2005, including options assumed as a result of acquisitions, is as follows:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Options (in thousands)	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life (in years)	Options (in thousands)	Wtd. Avg. Exercise Price

$ 0.01 - $ 2.50	1	$1.61	6.4	1	$1.61
2.51 - 5.00	55	4.23	1.8	55	4.23
5.01 - 7.50	166	6.49	1.3	166	6.49
7.51 - 10.00	44	9.16	1.2	44	9.16
10.01 - 20.00	2,521	15.58	1.7	2,521	15.58
20.01 - 30.00	4,510	24.29	2.5	4,510	24.29
30.01 - 40.00	10,138	34.44	4.3	9,342	34.02
40.01 - 50.00	57,678	46.30	7.8	36,280	46.51
50.01 - 69.82	12,542	52.37	6.2	10,029	52.58

$ 0.01 - $69.82	87,655	$43.66	6.7	62,948	$42.63

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Nonqualified options are normally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25% of the shares under option; however, certain nonqualified options granted are exercisable immediately. Nonqualified options generally have a contractual option term of 10 years, provided the optionee’s employment with the Company continues.

        Restricted stock, performance shares and other stock awards are dependent upon continued employment and, in the case of performance shares, achievement of certain performance objectives. Restricted stock awards are expensed over their vesting period, ranging from three to five years and performance shares are expensed over the performance period based on the probability of achieving the performance objectives. The Company awarded 0.2 million, 0.5 million and 0.1 million shares of restricted stock and restricted stock units in fiscal 2005, 2004 and 2003, respectively. The weighted average fair value per share for restricted stock and restricted stock units awarded in fiscal 2005, 2004 and 2003 was $50.14, $47.71 and $43.60, respectively. Total expense recognized for restricted stock, performance share and other stock awards was $18.9, $12.9, and $7.6 in fiscal years 2005, 2004, and 2003, respectively.

        Stock Purchase Plan    The stock purchase plan enables employees to contribute up to the lesser of 10% of their wages or the statutory limit under the U.S. Internal Revenue Code toward the purchase of the Company’s common stock at 85% of the market value. Employees purchased 1.7 million shares at $38.73 per share in fiscal year 2005. As of April 29, 2005, plan participants have had approximately $39.5 withheld to purchase Company common stock at 85% of the market value on the first or last day of the plan year ending October 31, 2005, whichever is less.

11.      Income Taxes

        The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes are:

	Fiscal Year

	2005	2004	2003

U.S.	$932.1	$1,262.5	$1,265.0
International	1,611.4	1,534.4	1,076.3

Earnings before income taxes	$2,543.5	$2,796.9	$2,341.3

        The provision for income taxes consists of:

	Fiscal Year

	2005	2004	2003

Current tax expense:
U.S.	$516.9	$344.8	$247.3
International	390.2	395.0	256.3

Total current tax expense	907.1	739.8	503.6
Deferred tax expense (benefit):
U.S.	(192.6)	116.9	236.4
International	25.1	(19.1)	1.5

Net deferred tax expense (benefit)	(167.5)	97.8	237.9

Total provision for income taxes	$739.6	$837.6	$741.5

        Deferred taxes arise because of the different treatment between financial statement accounting and tax accounting, known as “temporary differences.” The Company records the tax effect of these temporary differences as “deferred tax assets” and “deferred tax liabilities.” Deferred tax assets generally represent items that can be used as a tax deduction or credit in a tax return in future years for which the Company has already recorded the tax benefit in the consolidated statements of earnings. The

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

Company establishes valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. The Company has established valuation allowances related to certain acquisitions that, if not ultimately required, will result in a reduction to goodwill; these allowances were approximately $54.9 and $45.3 at April 29, 2005 and April 30, 2004, respectively. In addition, the Company has established valuation allowances for capital losses in the amount of $35.1 and $29.9 at April 29, 2005 and April 30, 2004, respectively. The capital losses expire within one to five years. Deferred tax liabilities generally represent tax expense recognized in the consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on the Company’s tax return, but has not yet been recognized as an expense in the consolidated statements of earnings. Deferred tax assets/(liabilities) are comprised of the following:

	Fiscal Year

	2005	2004

Deferred tax assets:
Inventory (intercompany profit in inventory and excess of tax over book valuation)	$170.9	$134.6
Accrued losses on legal settlements	229.0	—
Accrued liabilities	62.2	59.2
Allowance for doubtful accounts	54.0	43.2
Unrealized loss on investments	16.7	31.2
Other	179.4	159.8

Total deferred tax assets	712.2	428.0
Deferred tax liabilities:
Intangible assets	(365.8)	(322.7)
Convertible debt interest	(124.2)	(94.6)
Pension and post-retirement benefits	(97.7)	(88.2)
Accumulated depreciation	(77.5)	(74.6)
Unremitted earnings of foreign subsidiaries	(48.5)	—
Other	(91.0)	(58.7)

Total deferred tax liabilities	(804.7)	(638.8)

Deferred tax liabilities, net	$(92.5)	$(210.8)

        The Company’s effective income tax rate varied from the U.S. Federal statutory tax rate as follows:

	Fiscal Year

	2005	2004	2003

U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
U.S. state taxes, net of Federal tax benefit	0.9	0.9	1.0
Research & development credit	(0.6)	(0.5)	(0.6)
International	(7.7)	(5.8)	(5.1)
Special and IPR&D charges	1.6	0.5	1.9
Other, net	(0.1)	(0.2)	(0.5)

Effective tax rate	29.1%	29.9%	31.7%

        On October 22, 2004, the Jobs Creation Act was signed into law by the President. The Jobs Creation Act allows U.S. corporations a one-time deduction of 85 percent of certain “cash dividends” received from controlled foreign corporations. The deduction is available to corporations during the tax year that included October 22, 2004 or the immediately subsequent tax year. According to the Jobs Creation Act, the amount of eligible dividends is limited to $500.0 or the amount described as permanently reinvested

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

earnings outside the U.S. in a company’s most recent audited financial statements filed with the SEC on or before June 30, 2003. Based on these requirements, the Company has $933.7 of cash held outside the U.S., which could be eligible for the special deduction in fiscal year 2006. The Company intends to repatriate the entire amount eligible under the Jobs Creation Act, or $933.7. The amounts repatriated will be used for qualified expenditures under the Jobs Creation Act. As of April 29, 2005, the Company has recorded a deferred tax liability of $48.5 associated with its planned repatriation of these funds and included that amount in the table above and in the consolidated statements of earnings in the provision for income taxes.

        Except for taxes provided for amounts to be repatriated under the Jobs Creation Act, the Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries’ undistributed earnings as such amounts are permanently reinvested outside the U.S. At April 29, 2005 and April 30, 2004, such earnings were approximately $4,169.3 and $3,919.4, respectively. In addition, at April 29, 2005 and April 30, 2004, approximately $6.5 and $89.4, respectively, of non-U.S. tax losses were available for carryforward. These carryforwards are offset by valuation allowances and generally expire within one to five years.

        Currently, the Company’s operations in Puerto Rico, Switzerland, and Ireland have various tax incentive grants. Unless these grants are extended, they will expire between fiscal years 2007 and 2020.

        Tax audits associated with the allocation of income, and other complex tax issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to the Company’s allocation are required between jurisdictions with different tax rates. The U.S. Internal Revenue Service (IRS) has settled its audits with the Company for all years through fiscal year 1996. Tax years settled with the IRS, however, remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries. In August 2003, the U.S. Internal Revenue Service (IRS) proposed adjustments related to the audits of the fiscal years 1997, 1998, and 1999 tax returns. The positions taken by the IRS with respect to proposed adjustments on previous tax filings or with respect to competent authority proceedings could have a material unfavorable impact on the effective tax rate in future periods. As the Company believes it has meritorious defenses for all its tax filings, in November 2004 the Company initiated defense of these filings at the IRS appellate level, and if necessary, the Company will vigorously defend them through litigation in the courts. The Company believes that they have provided for probable liabilities resulting from tax assessments by taxing authorities. The Company’s 2000, 2001, and 2002 fiscal years are currently under audit by the IRS. The Company anticipates the IRS will issue their audit reports related to these audits in fiscal year 2006.

12.      Retirement Benefit Plans

        The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. The cost of these plans was $112.8 in fiscal year 2005, $72.6 in fiscal year 2004, and $50.9 in fiscal year 2003.

        In the U.S., the Company maintains a qualified pension plan designed to provide guaranteed minimum retirement benefits to all eligible U.S. employees. Pension coverage for non-U.S. employees of the Company is provided, to the extent deemed appropriate, through separate plans. In addition, U.S. and Puerto Rico employees of the Company are also eligible to receive specified Company paid healthcare and life insurance benefits through the Company’s post-retirement medical plans. In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable wages are provided to certain employees under a non-qualified plan.

         The Company uses a January 31st measurement date for its U.S. plans and an April 30th measurement date for the majority of its plans outside the U.S.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

	Pension Benefits		Post-Retirement Benefits

	2005	2004 (1)	2005	2004

Accumulated benefit obligation at end of year:	$752.8	$590.1	$169.0	$166.1
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$727.0	$509.6	$166.1	$125.2
Service cost	63.3	46.3	12.4	9.7
Interest cost	43.5	33.0	10.3	8.2
Plan amendments	4.6	5.5	—	—
Medicare Part D impact	—	—	(23.0)	—
Actuarial loss	97.5	136.8	8.1	29.2
Benefits paid	(17.4)	(14.0)	(4.9)	(6.2)
Foreign currency exchange rate changes	17.1	9.8	—	—

Projected benefit obligation at end of year	935.6	727.0	169.0	166.1
Change in plan assets:
Fair value of plan assets at beginning of year	726.9	488.4	67.3	48.8
Actual return on plan assets	46.0	137.7	4.6	9.7
Employer contributions	105.9	109.1	14.9	15.0
Benefits paid	(17.4)	(14.0)	(4.9)	(6.2)
Foreign currency exchange rate changes	11.9	5.7	—	—

Fair value of plan assets at end of year	873.3	726.9	81.9	67.3

Funded status	(62.3)	(0.1)	(87.1)	(98.8)
Unrecognized net actuarial loss	335.5	240.9	61.6	79.3
Unrecognized prior service cost	13.3	9.2	6.8	7.5

Net prepaid (accrued) benefit cost	$286.5	$250.0	$(18.7)	$(12.0)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost	$362.5	$307.6	$—	$—
Other intangible assets, net	6.7	6.5	—	—
Accrued benefit liability	(98.1)	(74.4)	(18.7)	(12.0)
Accumulated other non-owner changes in equity	15.4	10.3	—	—

Net prepaid (accrued) benefit cost	$286.5	$250.0	$(18.7)	$(12.0)

(1)	The financial information for this period has been adjusted to include the U.S. Non-Qualified Benefit Plan information that historically was disclosed parenthetically within this footnote. The information has been aggregated to show all pension related obligations in one tabular reconciliation. This U.S. Non-Qualified Plan provides retirement benefits associated with wages in excess of the IRS allowable wages.

        A minimum pension liability adjustment is required when the actuarial present value of the accumulated benefit obligation exceeds the fair value of plan assets and accrued benefit liabilities. The minimum pension liabilities relate to plans outside the U.S and the U.S. non-qualified plan.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        The net periodic benefit cost of the plans include the following components:

	Pension Benefits			Post-Retirement Benefits

	Fiscal Year			Fiscal Year

	2005	2004(1)	2003(1)	2005	2004	2003

Service cost	$63.3	$46.3	$35.2	$12.3	$9.7	$7.3
Interest cost	43.5	33.0	28.6	10.3	8.2	5.7
Expected return on plan assets	(61.8)	(47.7)	(42.3)	(5.9)	(4.2)	(4.2)
Amortization of prior service cost	13.4	6.6	2.7	4.9	3.8	1.7

Net periodic benefit cost	$58.4	$38.2	$24.2	$21.6	$17.5	$10.5

(1)	The financial information for this period has been adjusted to include the U.S. Non-Qualified Benefit Plan information that historically was disclosed parenthetically within this footnote. The information has been aggregated to show all pension related obligations in one tabular reconciliation. This U.S. Non-Qualified Plan provides retirement benefits associated with wages in excess of the IRS allowable wages.

        In April 2004, the FASB issued FSP FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (MMA). The FSP requires companies to assess the effect of MMA on their retirement-related benefit costs and obligations and reflect the effects in the financial statements, pursuant to SFAS No. 106, “Employer’s Accounting for Post-retirement Benefits Other Than Pensions.” On January 21, 2005, the Centers for Medicare and Medicaid Services (CMS) released the final regulations (the Regulations) for the implementation of the MMA. As a result of these Regulations, the Company has determined that the benefits provided under its plan are actuarially equivalent to the benefits provided under Part D of the MMA. The Company recognized the effect of the MMA in its January 31, 2005 measurement date; however, given the timing of the Regulations, the MMA did not have an impact on the fiscal year 2005 net periodic benefit cost. The application of the MMA as of the measurement date reduced the accumulated post-retirement benefit obligation by $23.0, all of which was related to benefits attributed to past service and was accounted for as an actuarial gain as required by the FSP. The Company estimates that net periodic benefit cost for fiscal year 2006 will be reduced by approximately $4.5, as a result of the MMA.

        The actuarial assumptions were as follows:

	Pension Benefits			Post-Retirement Benefits

	Fiscal Year			Fiscal Year

	2005	2004	2003	2005	2004	2003

Weighted average assumptions—projected benefit obligation:
Discount rate	5.6%	5.9%	6.1%	6.0%	6.3%	6.8%
Rate of compensation increase	3.7%	3.7%	3.9%	N/A	N/A	N/A
Healthcare cost trend rate	N/A	N/A	N/A	10.0%	10.0%	10.0%

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

	Pension Benefits			Post-Retirement Benefits

	Fiscal Year			Fiscal Year

	2005	2004	2003	2005	2004	2003

Weighted average assumptions—net periodic benefit cost:
Discount rate	5.9%	6.1%	6.8%	6.3%	6.8%	7.3%
Expected return on plan assets	8.2%	8.4%	9.2%	8.8%	8.8%	9.5%
Rate of compensation increase	3.7%	3.9%	4.5%	N/A	N/A	N/A
Healthcare cost trend rate	N/A	N/A	N/A	10.0%	10.0%	8.0%

        Retirement Benefit Plan Investment Strategy    The Company has a master trust that holds the assets for both the U.S. pension plan and other post-retirement benefits, primarily retiree medical. For investment purposes the plans are managed in an identical way, as their objectives are similar.

        The Company has a Qualified Plan Committee (the Committee) that sets investment guidelines with the assistance of an external consultant. These guidelines are established based on market conditions, risk tolerance, funding requirements, and expected benefit payments. The Committee also oversees the investment allocation process, selects the investment managers, and monitors asset performance. As pension liabilities are long-term in nature, the Company employs a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption.

        The investment portfolio contains a diversified portfolio of investment categories, including equities, fixed income securities, hedge funds, and private equity. Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large cap and small cap stocks, active and passive management, and derivative-based styles. The Committee believes with prudent risk tolerance and asset diversification, the plan should be able to meet its pension and other post-retirement obligations in the future.

        Plan assets also include investments in the Company’s common stock of $67.3 and $64.2 at April 29, 2005 and April 30, 2004, respectively.

        The Company’s pension plan weighted-average asset allocations and the target allocations at April 29, 2005 and April 30, 2004, by asset category, are as follows:

U.S. Plans
	Pension Benefits Allocation		Target Allocation

	2005	2004	2005	2004

Asset Category
Equity securities	63.8%	59.5%	60.0%	60.0%
Debt securities	14.2	16.1	15.0	15.0
Cash	0.2	—	—	—
Other	21.8	24.4	25.0	25.0

Total	100%	100%	100%	100%

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

Non-U.S. Plans
	Pension Benefits Allocation		Target Allocation

	2005	2004	2005	2004

Asset Category
Equity securities	38.9%	41.7%	63.3%	63.3%
Debt securities	40.1	55.9	18.2%	18.2%
Cash	1.4	1.4	1.1%	1.1%
Other	19.6	1.0	17.4%	17.4%

Total	100%	100%	100%	100%

        In certain countries outside the U.S., fully funding pension plans is not a common practice, as funding provides no income tax benefit. Consequently, certain pension plans were partially funded as of April 29, 2005 and April 30, 2004. Plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets consist of the following:

	2005	2004

Accumulated benefit obligation	$198.9	$132.4
Projected benefit obligation	239.6	153.7
Plan assets at fair value	107.1	64.9

        It is the Company’s policy to fund retirement costs within the limits of allowable tax deductions. During fiscal year 2005, the Company made discretionary contributions of approximately $82.7 to the qualified U.S. pension plan and approximately $14.9 to post-retirement benefits. Internationally, the Company contributed approximately $23.2 for pension benefits during fiscal year 2005. During fiscal year 2006, the Company anticipates that its contribution for pension benefits and post-retirement benefits will be in the range of $120.0 and $140.0. Based on the guidelines under the U.S. Employee Retirement Income Security Act (ERISA) and the various guidelines which govern the plans outside the U.S., the majority of anticipated fiscal year 2006 contributions will be discretionary.

        Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

	Pension Benefits	Post-Retirement Benefits

Fiscal Year	Gross Payments	Gross Payments	Gross Medicare Part D Receipts

2006	$16.2	$3.9	$0.5
2007	19.0	4.1	0.5
2008	21.8	4.2	0.5
2009	25.3	4.3	0.5
2010	29.1	4.4	0.5
2011 - 2015	201.2	24.3	3.0

Total	$312.6	$45.2	$5.5

        The healthcare cost trend rate for other retirement benefit plans was 10.0% at April 29, 2005. The trend rate is expected to decline to 5% over a five-year period. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage- Point Increase	One-Percentage- Point Decrease

Effect on post-retirement benefit cost	$2.1	$1.7
Effect on post-retirement benefit obligation	10.4	8.7

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Defined Contribution Savings Plans    The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Up to and including fiscal year 2005, the Company match on the SRP for U.S. employees was made in the form of an annual allocation of Medtronic stock to the participants’ ESOP account (see Note 9). Company contributions to the plans are based on employee contributions and Company performance. Expense under these plans was $32.8 in fiscal year 2005, $16.9 in fiscal year 2004, and $16.2 in fiscal year 2003.

13.      Leases

        The Company leases office, manufacturing and research facilities, and warehouses, as well as transportation, data processing and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the fair rental value on the date of renewal.

        Future minimum payments under capitalized leases and non-cancelable operating leases at April 29, 2005 are:

Fiscal Year	Capitalized Leases	Operating Leases

2006	$0.5	$56.3
2007	1.1	41.2
2008	0.6	27.9
2009	0.3	15.5
2010	—	8.4
2011 and thereafter	—	15.1

Total minimum lease payments	$2.5	$164.4
Less amounts representing interest	0.2	N/A

Present value of net minimum lease payments	$2.3	N/A

        Rent expense for all operating leases was $79.5, $70.0, and $60.0 in fiscal years 2005, 2004, and 2003, respectively.

14.      Commitments and Contingencies

        The Company is involved in a number of legal actions, the outcomes of which are not within the Company’s complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, which, if granted, could require significant expenditures or lost revenues. In accordance with SFAS No. 5, “Accounting for Contingencies,” the Company records a liability in the consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. While it is not possible to predict the outcome for most of the actions discussed, the Company believes that costs associated with them could have a material adverse impact on the consolidated earnings, financial position or cash flows of any one interim or annual period. With the exception of the DePuy/AcroMed and ETEX cases discussed below, negative outcomes for the balance of the litigation matters generally are not considered probable or cannot be reasonably estimated. Unless explicitly discussed, the Company has not recorded reserves regarding these matters in the consolidated financial statements as of April 29, 2005.

        On October 6, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, Inc. (J&J), filed suit in U.S. District Court for the District of Delaware against Arterial Vascular Engineering, Inc.,

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

which Medtronic acquired in January 1999 and which is now known as Medtronic Vascular, Inc. (Medtronic Vascular). The suit alleged that Medtronic Vascular’s modular stents infringe certain patents owned by Cordis. Boston Scientific Corporation is also a defendant in this suit. On December 22, 2000, a jury rendered a verdict that Medtronic Vascular’s previously marketed MicroStent and GFX® stents infringed valid claims of two Cordis patents and awarded damages to Cordis totaling approximately $270.0. On March 28, 2002, the District Court entered an order in favor of Medtronic Vascular, deciding as a matter of law that Medtronic Vascular’s MicroStent and GFX stents did not infringe the patents. Cordis appealed, and on August 12, 2003, the Court of Appeals for the Federal Circuit reversed the District Court’s decision and remanded the case to the District Court for further proceedings. The District Court thereafter issued a new patent claim construction and a new trial was held in March 2005. On March 14, 2005, the jury found that the previously marketed MicroStent and GFX stent products infringed valid claims of Cordis’ patents. Medtronic Vascular has made post-trial motions challenging the jury’s findings of infringement and validity, and the District Court has not yet ruled on those motions. Cordis has made a motion to reinstate the previous jury’s verdict as to damages in the amount of approximately $270.0 and has asked the District Court to determine pre- and post-judgment interest on that amount. Medtronic Vascular has opposed entry of judgment on damages on the grounds that it is premature until the Appellate Court has reviewed the liability findings of the jury. Alternatively, Medtronic Vascular also opposes the interest rate and method of compounding that Cordis has requested. The District Court has not yet decided the motion and the timing of a decision is unknown. Since the District Court has not affirmed the jury’s verdict as to liability or damages, Medtronic has not recorded an expense related to damages in this matter.

        On December 24, 1997, Advanced Cardiovascular Systems, Inc. (ACS), a subsidiary of Guidant Corporation (Guidant), sued Medtronic Vascular in U.S. District Court for the Northern District of California alleging that Medtronic Vascular’s modular stents infringe the Lau stent patents held by ACS, and seeking injunctive relief and monetary damages. Medtronic Vascular denied infringement and in February 1998, Medtronic Vascular sued ACS in U.S. District Court for the District of Delaware alleging infringement of Medtronic Vascular’s Boneau stent patents. On January 5, 2005, the District Court found as a matter of law that the ACS products in question did not infringe any of Medtronic Vascular’s Boneau stent patents. Medtronic Vascular has appealed this finding by the District Court. In February 2005, following trial, a jury determined that the ACS Lau stent patents were valid and that Medtronic’s Driver®, GFX, MicroStent and S7 stents infringe those patents. Medtronic Vascular has made numerous post-trial motions challenging the jury’s verdict of infringement and validity and the District Court has not yet ruled on those motions. On June 7 and 8, 2005, the District Court held an evidentiary hearing on Medtronic’s claim that the ACS Lau stent patents are unenforceable due to inequitable conduct of ACS in obtaining the Lau patents. The District Court has not yet issued a decision on Medtronic’s claim of inequitable conduct. Issues of damages have been bifurcated and will not be addressed by a jury or the Court until some undetermined future date.

        On September 12, 2000, Cordis filed an additional suit against Medtronic Vascular in U.S. District Court for the District of Delaware alleging that Medtronic Vascular’s S670, S660 and S540 stents infringe the patents asserted in the October 1997 Cordis case above. The Court temporarily stayed proceedings in this suit until the appeals were decided in the 1997 case. The District Court thereafter lifted that stay, and Cordis has now added claims that Medtronic Vascular’s S7 and Driver stents infringe the asserted patents. Medtronic Vascular made a motion to stay the trial proceedings pending arbitration of Medtronic Vascular’s defense that its products are licensed under a 1997 Agreement between Medtronic Vascular and Cordis. The Court has granted that motion and the District Court proceedings have been stayed pending an arbitration of the license issues. A panel of three arbitrators has been selected, and the arbitration proceedings are scheduled to be held in November 2005.

        On January 26, 2001, DePuy/AcroMed, a subsidiary of J&J, filed suit in U.S. District Court for the District of Massachusetts alleging that MSD was infringing a patent relating to a design for a thoracolumbar multiaxial screw (MAS). In March 2002, DePuy/AcroMed

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

supplemented its allegations to claim that MSD’s M10, M8 and Vertex® screws infringe the patent. On April 17, 2003 and February 26, 2004, the District Court ruled that those screws do not infringe. On October 1, 2004, a jury found that the MAS screw, which MSD no longer sells in the U.S., infringes under the doctrine of equivalents. The jury awarded damages of $21.0 and on February 9, 2005, the Court entered judgment against MSD, including prejudgment interest, in the aggregate amount of $24.3. The Company has recorded an expense equal to the $24.3 judgment in the matter. DePuy/AcroMed has appealed the Court’s decisions that the M10, M8 and Vertex screws do not infringe, and MSD has appealed the jury’s verdict that the MAS screw infringes valid claims of the patent.

        On October 31, 2002, the U.S. Department of Justice filed a notice that the U.S. was declining to intervene in an action against Medtronic filed under seal in 1998 by two relators, private attorneys who file suit, under the qui tam provisions of the federal False Claims Act. Relators alleged that Medtronic defrauded the FDA in obtaining pre-market approval to manufacture and sell Models 4004, 4004M, 4504 and 4504M pacemaker leads in the late 1980s and early 1990s. Relators further alleged that Medtronic did not provide information about testing of the pacemaker leads to the FDA in the years after the agency’s approval of the leads. Pursuant to the requirements of the False Claims Act, the case remained under seal while the U.S. Department of Justice determined whether to intervene in the action and directly pursue the claims on behalf of the U.S. On June 6, 2003, Medtronic’s motion to dismiss the action on several grounds was denied by the U.S. District Court, Southern District of Ohio. The Sixth Circuit Court of Appeals accepted an interlocutory appeal to review that decision, and on April 6, 2005, a panel of the Sixth Circuit reversed the District Court and remanded the case for dismissal. Relators petitioned the Sixth Circuit for a rehearing on May 23, 2005.

        On May 2, 2003, Cross Medical Products, Inc. (Cross) sued MSD in the U.S. District Court for the Central District of California. The suit alleges that MSD’s CD HORIZON®, Vertex and Crosslink® products infringe certain patents owned by Cross. MSD has counterclaimed that Cross’ cervical plate products infringe certain patents of MSD, and Cross has filed a reply alleging that MSD infringes certain cervical plate patents of Cross. On May 19, 2004, the Court issued a ruling that held that the MAS, Vertex, M8, M10, CD HORIZON SEXTANT™ and CD HORIZON LEGACY™ screw products infringe one Cross patent. A hearing on the validity of that patent was held on July 12, 2004, after which the District Court ruled that the patents were valid. Cross made a motion for permanent injunction on the multiaxial screw products, which the District Court granted on September 20, 2004, but stayed the effect of the injunction until January 3, 2005. MSD requested an expedited appeal of the ruling and the U.S. Court of Appeals for the Federal Circuit granted the request. In April 2005, the District Court ruled invalid certain claims in the patents Cross asserted against MSD’s Crosslink and cervical plate products. The Court also ruled that Cross cervical plate products infringe MSD’s valid patents and that MSD’s redesigned pedicle screw products infringe one claim of one of the patents owned by Cross. Cross thereafter moved for an injunction against the redesigned screw products, which the District Court granted on May 24, 2005. The District Court then stayed the effectiveness of the injunction for 90 days or August 22, 2005. MSD has requested a further stay from the U.S. Court of Appeals for the Federal Circuit and is also awaiting the Federal Circuit's decision on an appeal of the District Court’s September injunction. Appeals of the various liability rulings are likely to be heard before trial of any remaining damages claims.

        On August 19, 2003, Edwards Lifesciences LLC (Edwards) and Endogad Research PTY Limited (Endogad) sued Medtronic Vascular, Cook Incorporated (Cook) and W.L. Gore & Associates, Inc. (Gore) in the U.S. District Court for the Northern District of California. The suit alleges that a patent owned by Endogad and licensed to Edwards is infringed by Medtronic Vascular’s AneuRx® Stent Graft and/or Talent™ Endoluminal Stent Graft System, and by products of Cook and Gore. On June 4, 2004, Medtronic filed suit alleging that the inventor of the patent had breached a contract with Medtronic, and seeking to have Medtronic named as the rightful owner of the patent. The patent suit brought by Edwards and Endogad has been stayed pending the Court’s determination as to ownership of the patent

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

in the suit brought by Medtronic against the inventor. The issues as to ownership of the patent will be tried in early calendar year 2006.

        On September 4, 2003, Medtronic was informed by the Department of Justice that the government is investigating allegations that certain payments and other services provided to physicians by MSD constituted improper inducements under the federal Anti-Kickback Statute. The allegations were made as part of a civil qui tam complaint brought pursuant to the federal False Claims Act. On November 21, 2003, Medtronic was served with a government subpoena seeking documents in connection with these allegations. On September 2, 2004, Medtronic received a copy of a second civil qui tam complaint brought by a second relator asserting similar allegations under the False Claims Act. The Company views the second complaint as having arisen out of essentially similar facts and circumstances as the first qui tam complaint, and believes that the second complaint does not materially expand the nature of the existing inquiry in which the Company is cooperating. The cases remain under seal in the U.S. District Court for the Western District of Tennessee. The Company is cooperating fully with the investigations and is independently evaluating these matters, the internal processes associated therewith, and certain employment matters related thereto, in each case under the supervision of a special committee of the Board.

        On October 2, 2003, ETEX served MSD, Medtronic and Medtronic International Ltd. with a Notice and Demand for Arbitration, under the terms of an agreement between Medtronic and ETEX entered into on March 27, 2002. The arbitration demand alleged breach of the agreement, fraud, deceptive trade practices and antitrust violations and asked for specific performance and monetary damages. On March 24, 2005 an arbitrator found in favor of Medtronic on all antitrust, fraud and tort claims alleged by ETEX. The arbitrator, however, upheld termination of the agreement and awarded ETEX breach of contract damages. After an adjustment for a calculation error in the original arbitration award, the arbitrator’s final award was $63.6, inclusive of interest and a partial award of attorneys’ fees and costs. In reaching the final award, the arbitrator deemed “as paid” $16.5 previously owed by ETEX to Medtronic. The final award was paid subsequent to the end of fiscal year 2005. Medtronic’s equity interest in ETEX remains unaffected by the arbitrator’s decision.

        On October 2, 2003, Cordis sued Medtronic Vascular in the U.S. District Court for the Northern District of California, alleging that Medtronic Vascular’s S7 stent delivery system infringes certain catheter patents owned by Cordis. Pursuant to stipulation of the parties, the Court has stayed the suit and referred the matter to arbitration. The arbitrators have not yet been selected.

        In the normal course of business, the Company periodically enters into agreements that require it to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of the Company’s products or the negligence of its personnel or claims alleging that its products infringe third-party patents or other intellectual property. The Company’s maximum exposure under these indemnification provisions cannot be estimated, and the Company has not accrued any liabilities within the consolidated financial statements. Historically, the Company has not experienced significant losses on these types of indemnifications.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

15.      Quarterly Financial Data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year

	(unaudited)
Net Sales
2005	$2,346.1	$2,399.8	$2,530.7	$2,778.0	$10,054.6
2004	2,064.2	2,163.8	2,193.8	2,665.4	9,087.2
Gross Profit
2005	1,795.8	1,815.0	1,925.1	2,072.3	7,608.2
2004	1,550.2	1,627.8	1,655.4	2,000.9	6,834.3
Net Earnings
2005	529.7	535.7	544.1	194.4	1,803.9
2004	450.4	476.1	463.9	568.9	1,959.3
Basic Earnings per Share
2005	0.44	0.44	0.45	0.16	1.49
2004	0.37	0.39	0.38	0.47	1.61
Diluted Earnings per Share
2005	0.43	0.44	0.45	0.16	1.48
2004	0.37	0.39	0.38	0.47	1.60

16.      Segment and Geographic Information

        The Company maintains five operating segments, which are aggregated into one reportable segment—the manufacture and sale of device-based medical therapies. Each of the Company’s operating segments has similar economic characteristics, technology, manufacturing processes, customers, distribution and marketing strategies, regulatory environments, and shared infrastructures. Net sales by operating segment are as follows:

	Fiscal Year

	2005	2004	2003

Cardiac Rhythm Management	$4,615.5	$4,238.3	$3,630.8
Spinal, ENT, and Navigation	2,124.7	1,765.0	1,346.6
Neurological and Diabetes	1,794.3	1,610.8	1,356.8
Vascular	851.3	842.2	774.1
Cardiac Surgery	668.8	630.9	556.9

	$10,054.6	$9,087.2	$7,665.2

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Geographic Information

	United States	Europe	Asia Pacific	Other Foreign	Consolidated

Fiscal year 2005
Net sales to external customers	$6,710.9	$2,098.8	$985.4	$259.5	$10,054.6

Long-lived assets*	$6,434.6	$989.5	$169.1	$37.0	$7,630.2

Fiscal year 2004
Net sales to external customers	$6,159.4	$1,846.9	$859.2	$221.7	$9,087.2

Long-lived assets*	$6,202.3	$932.7	$175.0	$31.8	$7,341.8

Fiscal year 2003
Net sales to external customers	$5,360.4	$1,427.6	$709.3	$167.9	$7,665.2

Long-lived assets*	$6,079.1	$867.8	$145.8	$28.6	$7,121.3

*	Excludes other long-term financial instruments.

        No single customer represents over 10% of the Company’s consolidated net sales in fiscal years 2005, 2004, or 2003.

17.      Subsequent Events

        In June 2005, the Company announced it had entered into an agreement to acquire all of the outstanding stock of Transneuronix, Inc. (TNI) for approximately $260.0 in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones. The Company had an existing $28.8 equity investment in TNI, which is accounted for under the cost method. TNI is a privately-held company that develops implantable gastric stimulation systems for use in obesity therapy. The acquisition is expected to be completed in the first quarter of fiscal year 2006.

        In May 2005, the Company completed the acquisition of substantially all of the spine-related intellectual property and related contracts, rights, and tangible materials owned by Michelson. The agreement reached requires a total cash payment of $1,350.0 for the settlement of all ongoing litigation and the purchase of a portfolio of more than 100 issued U.S. patents, over 110 pending U.S. patent applications and numerous foreign counterparts to these patents. A value of $550.0 was assigned to past damages in the case and recorded in the fourth quarter of fiscal year 2005, and the remaining $800.0 will be recorded to the value of the intellectual property purchased and recorded in the first quarter of fiscal year 2006. Upon reaching a definitive agreement in the fourth quarter of fiscal year 2005, the Company made a $10.0 down payment on the intellectual property and upon closing in May of 2005, paid an additional $1,310.0 in cash and committed to three future installments of $10.0 to be paid in May of 2006, 2007 and 2008. The $1,310.0 payment was funded with approximately $715.0 in cash and approximately $595.0 with the proceeds from the issuance of commercial paper. The patents pertain to novel spinal technology and techniques that have both current application and the potential for future patentable commercial products.

Selected Financial Data

	Fiscal Year

	2005	2004(2)	2003	2002	2001

	(dollars in millions, except per share and employee data)
Operating Results for the Fiscal Year:
Net sales	$10,054.6	$9,087.2	$7,665.2	$6,410.8	$5,551.8
Cost of products sold	2,446.4	2,252.9	1,890.3	1,652.7	1,410.6
Gross margin percentage	75.7%	75.2%	75.3%	74.2%	74.6%
Research and development expense	951.3	851.5	749.4	646.3	577.6
Selling, general and administrative expense	3,213.6	2,801.4	2,371.9	1,962.8	1,685.2
Purchased in-process research and development	—	41.1	114.2	293.0	—
Special charges	654.4	(4.8)	2.5	290.8	338.8
Other expense, net	290.5	351.0	188.4	34.4	64.4
Interest (income)/expense	(45.1)	(2.8)	7.2	6.6	(74.2)

Earnings before income taxes	2,543.5	2,796.9	2,341.3	1,524.2	1,549.4
Provision for income taxes	739.6	837.6	741.5	540.2	503.4

Net earnings	$1,803.9	$1,959.3	$1,599.8	$984.0	$1,046.0

Per Share of Common Stock:
Basic earnings	$1.49	$1.61	$1.31	$0.81	$0.87
Diluted earnings	1.48	1.60	1.30	0.80	0.85
Cash dividends declared	0.34	0.29	0.25	0.23	0.20

Financial Position at Fiscal Year-end:
Working capital(1)	$4,041.5	$1,072.1	$2,792.2	$(496.9)	$2,397.5
Current ratio(1)	2.2:1.0	1.3:1.0	2.5:1.0	0.9:1.0	2.8:1.0
Total assets	$16,617.4	$14,110.8	$12,405.5	$10,904.5	$7,038.9
Long-term debt	1,973.2	1.1	1,980.3	9.5	13.3
Shareholders’ equity	10,449.5	9,077.0	7,906.4	6,431.1	5,509.5
Additional Information:
Full-time employees at year-end	29,835	27,868	26,732	25,137	23,290
Full-time equivalent employees at year-end	33,067	30,900	29,581	27,731	26,050

(1)	Working capital and the current ratio in fiscal years 2002 and 2004 were substantially lower than other years. In fiscal year 2002 approximately $4.1 billion in cash was paid for acquisitions. Approximately $2.0 billion of the cash paid was funded by issuing contingent convertible debentures that were classified as short-term borrowings as of April 26, 2002. The debentures were classified as short-term borrowings as holders had the option to require the Company to repurchase the debentures (referred to as a put feature) in September 2002. As the next put feature was due in September 2004, the debentures were again classified as short-term borrowings as of April 30, 2004, which reduced the working capital and current ratio in comparison to fiscal years 2005 and 2003 when the debentures were classified as long-term debt.
(2)	Fiscal year 2004 consisted of 53 weeks, as compared to 52 weeks in all other fiscal years disclosed above. See Note 1 to the consolidated financial statements.

Price Range of Medtronic Stock

Fiscal Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.

2005 High	$51.25	$53.19	$53.28	$54.92
2005 Low	46.40	48.55	47.01	50.30
2004 High	50.64	52.65	49.41	52.00
2004 Low	46.45	44.27	43.36	46.50

        Prices are closing quotations. On June 24, 2005, there were approximately 51,700 shareholders of record of the Company’s common stock. The regular quarterly cash dividend was 8.38 cents per share for fiscal year 2005 and 7.25 cents per share for fiscal year 2004.