Form 10-K, Exhibit 13
period 2006-04-28
MEDTRONIC INC
filed 2006-06-28
CIK 64670

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Understanding Our Financial Information

        The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Medtronic, Inc. You should read this discussion along with our consolidated financial statements and related Notes thereto as of April 28, 2006 and April 29, 2005 and for each of the three fiscal years ended April 28, 2006, April 29, 2005 and April 30, 2004.

        Organization of Financial Information Management’s discussion and analysis, presented on pages 2 to 31 of this report, provides material historical and prospective disclosures designed to enable investors and other users to assess our financial condition and results of operations.

        The consolidated financial statements are presented on pages 34 to 73 of this report, and include the consolidated statements of earnings, consolidated balance sheets, consolidated statements of shareholders’ equity, consolidated statements of cash flows and the related Notes, which are an integral part of the consolidated financial statements.

        Financial Trends    Throughout this financial information, you will read about transactions or events that materially contribute to or reduce earnings and materially affect financial trends. We refer to these transactions and events as either special (such as certain tax adjustments and restructuring charges), certain litigation or purchased in-process research and development (IPR&D) charges. These charges result from facts and circumstances that vary in frequency and/or impact to operations. While understanding these charges is important in understanding and evaluating financial trends, other transactions or events may also have a material impact on financial trends. A complete understanding of the special, certain litigation and IPR&D charges is necessary in order to estimate the likelihood that financial trends will continue.

        Our fiscal year-end is the last Friday in April, and therefore, the total weeks in a fiscal year can fluctuate between fifty-two and fifty-three weeks. Fiscal year 2006 and 2005 consisted of fifty-two weeks; however, fiscal year 2004 fourth quarter and full year included fourteen and fifty-three weeks, respectively, as opposed to thirteen and fifty-two weeks, respectively, in both fiscal years 2006 and 2005. This extra week had a favorable impact on our fiscal year 2004 results; however, it is not possible to quantify the exact impact because our growth throughout the fiscal year is not linear.

Executive Level Overview

        We are the global leader in medical technology, alleviating pain, restoring health and extending life for millions of people around the world. During the fourth quarter of fiscal year 2006, we revised our operating segment reporting related to our Neurological and Diabetes operating segment and our Spinal, Ear, Nose and Throat (ENT) and Navigation operating segment. As a result, we now function in seven operating segments, consisting of Cardiac Rhythm Disease Management (CRDM); Spinal and Navigation; Neurological; Vascular; Diabetes; Cardiac Surgery; and ENT. The applicable information for fiscal years 2005 and 2004 has been reclassified to conform to the current presentation. Through these seven operating segments, we develop, manufacture, and market our medical devices in more than 120 countries worldwide while expanding patient access to our products. Our primary products include those for heart and vascular disease, neurological disorders, chronic pain, spinal disorders, diabetes, urologic and digestive system disorders, and ear, nose and throat disorders.

        Net earnings for the fiscal year ended April 28, 2006 were $2.547 billion, a $742.8 million, or 41%, increase from net earnings of $1.804 billion for the fiscal year ended April 29, 2005. Diluted earnings per share were $2.09 and $1.48 for the fiscal years ended April 28, 2006 and April 29, 2005, respectively. Fiscal year 2006 net earnings include after-tax special and IPR&D charges of $135.9 million, or $0.11 per diluted share. The net earnings for fiscal year 2005 include after-tax special and certain litigation charges of $466.6 million, or $0.38 per diluted share. The increase in net earnings was driven primarily by net sales growth. Net sales in fiscal year 2006 were $11.292 billion, an increase of 12% from the prior fiscal year. We achieved solid worldwide sales growth throughout our diversified and balanced portfolio. As illustrated in the table below, six of our seven operating segments had growth rates ranging from 9% to 19%.

	Net Sales
	Fiscal Year
	2006	2005	FY06 vs. FY05 % Change
	(dollars in millions)
CRDM	$5,205.5	$4,615.5	13%
Spinal and Navigation	2,244.1	1,884.1	19
Neurological	1,016.0	927.3	10
Vascular	939.4	851.3	10
Diabetes	722.3	649.4	11
Cardiac Surgery	663.3	668.8	(1)
ENT(1)	501.4	458.2	9

Total Net Sales	$11,292.0	$10,054.6	12%

(1)

During the third quarter of fiscal year 2006, we sold our Tonometry product line. Excluding the Tonometry product line, ENT revenues increased 10% from $445.5 million for fiscal year 2005 to $490.8 million for fiscal year 2006.

        CRDM net sales increased 13% over the prior fiscal year to $5.206 billion. CRDM growth was driven by continued acceptance of the Maximo, Intrinsic and Entrust families of implantable cardioverter defibrillators (ICDs) and the InSync Sentry, a cardiac resynchronization device with defibrillator back-up (CRT-D). Implantable defibrillator fiscal year 2006 net sales grew 23%. Spinal and Navigation net sales increased 19% over the prior fiscal year to $2.244 billion. The increase reflects strong growth across our portfolio of spinal surgery products including the INFUSE Bone Graft, the CD HORIZON LEGACY Spinal System family of products for thoracolumbar stabilization, our Minimal Access Spinal Technologies (MAST) family of products, our cervical stabilization family of products including the VERTEX Max Reconstruction System and MYSTIQUE Resorbable Graft Containment Plating System and the increasing acceptance of the CAPSTONE Vertebral Body Spacer. Neurological sales increased 10% over the prior fiscal year to $1.016 billion. The increase in Neurological net sales reflects solid growth in several product lines including the Restore Rechargeable Neurostimulation System for pain management, continued strength of Activa Therapy for the treatment of movement disorders associated with advanced Parkinson’s disease and essential tremor and InterStim Therapy for the treatment of overactive bladder and urinary retention. Vascular net sales increased 10% over the prior fiscal year to $939.4 million. Vascular growth was led by Coronary Vascular net sales which grew by 12% over fiscal year 2005. The growth in Coronary Vascular was primarily a result of the release of our Endeavor Drug-Eluting Coronary Stent (DES) in various markets outside the U.S. and the strong performance worldwide of our other coronary products, including balloons and guidewires. Diabetes net sales increased 11% over the prior fiscal year to $722.3 million. The sales increase reflects solid global growth of the MiniMed Paradigm family of insulin pumps and disposable infusion sets used with our line of MiniMed Paradigm pumps. ENT net sales increased 9% over the prior fiscal year to $501.4 million. The primary drivers of the increase in ENT net sales were continued physician acceptance of the NIM-Response 2.0 Nerve Integrity Monitor and XPS Powered ENT System. See our discussion of net sales by operating segment within this management’s discussion and analysis for more information.

        While we continue to make substantial investments for the expansion of our existing product lines and for the search of new innovative products, we have also focused heavily on carefully planned clinical trials, which lead to market expansion and enable further penetration of our life changing devices. Fiscal year 2006 research and development spending of $1.113 billion increased 17% in comparison to the prior fiscal year. Our research and development efforts are focused on maintaining leadership in each of the markets we serve to ensure that patients receive the most advanced and effective treatments possible. Research and development expenditures have supported improvements in existing products and enhanced methods to deliver and/or monitor those products.

        Increased investment in our future is fortified by our continued strong cash flow generated from operations of over $2.2 billion during fiscal year 2006 and our $6.9 billion in cash, short-term debt securities and long-term debt securities as of April 28, 2006. We will use our cash flow from operations to invest in research and development, certain strategic acquisitions and to participate in expanded clinical trials, which support regulatory approval of our products.

        In September 2005, we issued two tranches of Senior Notes with the aggregate face value of $1.000 billion. The first tranche consisted of $400.0 million of 4.375 percent Senior Notes due 2010 and the second tranche consisted of $600.0 million of 4.750 percent Senior Notes due 2015. Each tranche was issued at a discount which resulted in an effective interest rate of 4.433 percent and 4.760 percent for the five and ten year Senior Notes, respectively. In April 2006, we issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013, collectively the Senior Convertible Notes. The Senior Convertible Notes have an initial conversion price of $56.14 per share. Concurrent with the issuance of the Senior Convertible Notes, we purchased call options that allow us to receive shares of our common stock and/or cash from counterparties equal to the amounts of common stock and/or cash related to the excess conversion value that we would pay to the holders of the Senior Convertible Notes upon conversion. The call options, which cost an aggregate $1.075 billion ($698.5 million net of tax benefit), were recorded as a reduction of shareholders’ equity. In separate transactions, we sold warrants to issue 82.2 million shares of our common stock at an exercise price of $76.56 per share. Proceeds received from the issuance of the warrants totaled approximately $516.8 million and were recorded as an addition to shareholders’ equity. A portion of the proceeds from the Senior Convertible Notes were used to repurchase approximately 49 million shares of our common stock. For more detail regarding these transactions, see the “Debt and Capital” section within this management’s discussion and analysis.

        We remain committed to our Mission of developing lifesaving and life enhancing therapies to alleviate pain, restore health and extend life. The diversity and depth of our current product offerings enable us to provide medical therapies to patients worldwide. We will rigorously work to improve patient access through well planned studies, which show the cost-effectiveness of our therapies and our alliance with patients, clinicians, regulators and reimbursement agencies. Our investments in research and development, strategic acquisitions, expanded clinical trials and infrastructure provide the foundation for our growth. We are confident in our ability to drive long-term shareholder value using the principles of our Mission, our strong product pipelines and continued commitment to research and development.

        The delivery of our devices is subject to regulation by United States Department of Health and Human Services (HHS) and comparable state and foreign agencies responsible for reimbursement and regulation of healthcare items and services. United States (U.S.) laws and regulations are imposed primarily in connection with the Medicare and Medicaid programs, as well as the government’s interest in regulating the quality and cost of healthcare. In conjunction with those interests, the Centers for Medicare and Medicaid Services (CMS), a division of HHS, annually issues rules governing the reimbursement of Inpatient and Outpatient hospital services provided to Medicare recipients. In April 2006, CMS issued its proposed Hospital Inpatient Prospective Payment System rule governing inpatient hospital reimbursement rates. The proposed rule attempts to incorporate a significant number of changes in the calculation of in-patient reimbursement rates, including: 1) an attempt to move from the current charge-based methodology to a new cost-based methodology; 2) an attempt to eliminate differences between hospitals’ cost structures when calculating reimbursement rates; and 3) further segmenting of reimbursement rates based on disease severity.

        Medtronic and a number of other interested parties have raised significant concerns with CMS’ proposed rule and the Medicare Payment Advisory Committee (MedPAC) is in the process of a thorough review of the CMS proposed methodologies. The 60-day public comment period ended June 12, 2006. The final rule is expected to be published by August 1, 2006, with the new rates going into effect October 1, 2006. It remains unclear if and how much the proposed in-patient reimbursement rates included in the draft rule will be modified by CMS or to what extent, if any, any changes in hospital reimbursement will impact our net sales.

Critical Accounting Estimates

        We have adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted (GAAP) in the U.S. Our most significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

        The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, property, plant and equipment, asset impairment, legal proceedings, IPR&D, warranty obligations, product liability, self-insurance, pension and post-retirement obligations, sales returns and discounts, and income tax reserves are updated as appropriate, which in most cases is at least quarterly. We base our estimates on historical experience, actuarial valuations or various assumptions that are believed to be reasonable under the circumstances.

        Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the accounting estimates are made and (2) material changes in the estimates are reasonably likely to occur from period to period. Our critical accounting estimates include the following:

        Legal Proceedings   We are involved in a number of legal actions. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, which, if granted, could require significant expenditures or result in lost revenues. In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies,” we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. If a loss is reasonably likely but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in Note 13. If a loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. Our significant legal proceedings are discussed in Note 13 to the consolidated financial statements. While it is not possible to predict the outcome for most actions discussed and we believe that we have meritorious defenses against the matters detailed in Note 13, it is possible that costs associated with them could have a material adverse impact on our consolidated earnings, financial condition or cash flows.

        Tax Strategies   Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may or may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit. Our effective tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate. This rate is then applied to our quarterly operating results. In the event there is a special, certain litigation and/or IPR&D charge recognized in our operating results, the tax attributable to that item would be separately calculated and recorded in the same period.

        Tax regulations require certain items be included in the tax return at different times than when those items are required to be recorded in the consolidated financial statements. As a result, our effective tax rate reflected in our consolidated financial statements is different than that reported in our tax return. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are timing differences, such as depreciation expense. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our consolidated statements of earnings. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent tax expense recognized in our consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on our tax return, but has not yet been recognized as an expense in our consolidated statements of earnings.

        Excluding the impact of special and IPR&D charges, our operational and tax strategies have resulted in a nominal tax rate of 26.0% versus the U.S. statutory rate of 35%. An increase in our nominal tax rate of 1% would result in an additional income tax provision for the fiscal year ended April 28, 2006 of approximately $36.3 million. See discussion of the tax rate in the “Income Taxes” section of this management’s discussion and analysis.

        Valuation of IPR&D, Goodwill and Other Intangible Assets    When we acquire a company, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, net tangible assets and goodwill as required by U.S. GAAP. IPR&D is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D and other intangible assets requires us to make significant estimates. The amount of the purchase price allocated to IPR&D and other intangible assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. For IPR&D, these methodologies include consideration of the risk of the project not achieving commercial feasibility.

        Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of the acquired businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest impairment exists. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows. Goodwill was $4.346 billion and $4.281 billion as of April 28, 2006 and April 29, 2005, respectively.

        Other intangible assets consist primarily of purchased technology, patents and trademarks and are amortized using the straight-line method over their estimated useful lives, ranging from 3 to 20 years. We review these intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Other intangible assets, net of accumulated amortization, were $1.592 billion and $1.018 billion as of April 28, 2006 and April 29, 2005, respectively.

Net Sales

Net sales by operating segment for fiscal years 2006, 2005, and 2004 are presented below:

        The primary exchange rate movements that impact our consolidated net sales growth are the U.S. dollar as compared to the Euro and the Japanese Yen. The impact of foreign currency fluctuations on net sales is not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and our hedging activities. See the “Market Risk” section of this management’s discussion and analysis and Note 3 to the consolidated financial statements for further details on foreign currency instruments and our related risk management strategies.

        Forward-looking statements are subject to risk factors (see “Risk Factors” set forth in our Form 10-K).

        Cardiac Rhythm Disease Management   In order to more clearly reflect the scope of our products and the focus of our strategy, in fiscal year 2006 we changed the name of Cardiac Rhythm Management to Cardiac Rhythm Disease Management.  CRDM products consist primarily of pacemakers, implantable and external defibrillators, leads, ablation products, electrophysiology catheters, navigation systems and information systems for the management of patients with our devices. CRDM fiscal year 2006 net sales grew by 13% from the prior fiscal year to $5.206 billion. Foreign currency translation had an unfavorable impact on net sales of approximately $55.5 million when compared to the prior fiscal year. While the increase in CRDM net sales was solid across most product lines, fiscal year 2006 highlights include the following:

•	Implantable defibrillator net sales for fiscal year 2006 increased 23% over the prior fiscal year to $2.932 billion. This increase was driven by strong demand for the Maximo and EnTrust families of ICDs, and continued market acceptance of the InSync Maximo and InSync Sentry CRT-Ds. EnTrust ICDs were released in the U.S. in June 2005, and offer anti-tachycardia pacing during charging, a feature designed to stop fast, dangerous heartbeats as it prepares to deliver a shock if needed. InSync Sentry is the world’s first implantable medical device offering automatic fluid status monitoring in the chest area encompassing the heart and lungs. Both the InSync Maximo and InSync Sentry provide sequential biventricular pacing, which optimizes the beating of the heart and bloodflow throughout the body. In addition, growth was aided by continued strong performance of our Sprint Fidelis leads, which were first released in fiscal year 2005. The strong market acceptance of these products reflects CRDM’s continued product innovation as well as an overall expansion of the tachyarrhythmia and heart failure markets due to increasing clinical data that supports the uses of these devices for certain patient populations. Net sales of implantable defibrillators for fiscal year 2006 also benefited from one key competitor being out of the ICD market for a portion of the fiscal year due to quality concerns with its product. The negative publicity associated with these quality concerns softened the ICD market growth in the latter half of fiscal year 2006. Market share gains in defibrillator sales worldwide partially offset the impact of the slower market growth.

•	Pacing system net sales for fiscal year 2006 increased by 2% over the prior fiscal year to $1.795 billion. Current year increases are attributable primarily to increased market share in an otherwise flat growth pacing market, as physicians continue to focus more on the ICD and CRT-D marketplace. Instrumental in the year over year increase in sales was the introduction of the EnRhythm pacemaker, which was released in the U.S. in May 2005, and the Adapta pacemaker family, introduced in certain markets outside of the U.S. in the third quarter of fiscal year 2006. Both sets of products offer Managed Ventricular Pacing (MVP), an atrial based pacing mode that significantly reduces unnecessary pacing in the right ventricle while providing the safety of a dual chamber backup if necessary. Clinical studies have suggested that reducing this pacing stimulation decreases the risk of developing heart failure and atrial fibrillation, a potentially life-threatening irregular heartbeat.

•	Fiscal year 2006 implantable defibrillator and pacing system sales also benefited from the continued acceptance of the Medtronic CareLink Service. The Medtronic CareLink Service enables clinicians to review data about implanted cardiac devices in real time and access stored patient and device diagnostics through a secure Internet website. The data, which is comparable to information provided during an in-clinic device follow-up, provides the physician with a comprehensive view of how the device and patient’s heart are operating. Today, over 70,000 implant patients are being monitored through Medtronic’s CareLink Service in the U.S. and Canada up from 35,000 implant patients being monitored a year ago.

•	In addition to the growth noted in the core implantable products, Emergency Response Systems net sales for the fiscal year were essentially flat as compared to the prior fiscal year at $411.8 million. Supplier issues impacted sales negatively in the second and third quarters, but growth accelerated in the fourth quarter as supplier issues were corrected. We also experienced continued acceptance of the LIFEPAK CR Plus defibrillator, an automated external defibrillator designed for both the commercial and consumer market and the LIFEPAK 20 defibrillator, an external defibrillator for use by both first responders and professionals in a hospital or clinical setting.

        CRDM fiscal year 2005 net sales grew by 9% from the prior fiscal year to $4.616 billion. Foreign currency translation had a favorable impact on net sales of approximately $82.4 million when compared to the prior fiscal year. While the increase in CRDM net sales was solid across most product lines, fiscal year 2005 highlights include the following:

•	Implantable defibrillator net sales for fiscal year 2005 increased 21% over fiscal year 2004 to $2.379 billion. This increase was driven by strong demand for the Maximo and Intrinsic families of ICDs, and enthusiastic market acceptance of the InSync Maximo and InSync Sentry CRT-Ds. Maximo and Intrinsic ICDs were released in the U.S. in October 2003 and August 2004, respectively, and the InSync Maximo and InSync Sentry were released in the U.S. in June and November of 2004, respectively. Fiscal year 2005 net sales also benefited from strong growth in sales of Sprint Fidelis leads, which were released in September 2004.

•	Pacing system net sales for fiscal year 2005 decreased by 4% over fiscal year 2004 to $1.756 billion. These decreases were attributable to several factors including the slight loss of market share and the year over year decrease in the overall pacing market due to physicians focusing more on the CRT-D marketplace.

•	Fiscal year 2005 implantable defibrillator and pacing system sales also benefited from the continued acceptance of the Medtronic CareLink Service.

•	Emergency Response Systems net sales for fiscal year 2005 increased by 12% over fiscal year 2004 to $412.4 million. Growth in sales was led by the continued acceptance of the LIFEPAK CR Plus defibrillator and the LIFEPAK 20 defibrillator.

        Looking ahead, we expect our CRDM operating segment should benefit from the following:

•	Improvement in ICD market growth, especially in the U.S. We believe the market is significantly under-penetrated, and investments to expand the referral network, enhance clinical evidence and develop technologies that promote both ease of use and care will drive increased usage of defibrillator therapies.

•	Continued acceptance of the InSync Sentry CRT-D. InSync Sentry provides what we believe to be an advantage in managing heart failure since thoracic fluid accumulation is a primary indicator of worsening heart failure and often results in patient hospitalization. The results of the Medtronic Impedance Diagnostics in Heart Failure Clinical Trial (MIDHeFT) were published in the first quarter of fiscal year 2006, and these results indicated that our OptiVol Fluid Status Monitoring capability in the InSync Sentry was successful in warning of fluid accumulation an average of 15 days before heart failure symptoms appeared and 18 days before hospitalization.

•	Continued acceptance of the Intrinsic and EnTrust ICDs and EnRhythm pacemaker.

•	Continued acceptance of the Medtronic CareLink Service and CardioSight. CardioSight is a unique monitoring system designed to facilitate a heart failure clinic’s evaluation of patients with InSync Sentry and its OptiVol Fluid Status Monitoring capability.

•	Acceptance of the Adapta, Versa and Sensia lines of pacemakers, which were introduced to the European market during the third quarter of fiscal year 2006. In addition to offering MVP, these products incorporate automatic features designed to help physicians improve pacing therapy and streamline the patient follow-up process potentially minimizing the amount of time spent in a physician’s office. The U.S. introduction of these products is expected in the summer of calendar year 2006.

•	Future acceptance of the Concerto CRT-D and Virtuoso ICD, which were launched in the European market during the first quarter of fiscal year 2007. These product lines are the first to offer Conexus Wireless Telemetry, which upon implant allows for automatic wireless data transmission during in-office follow-up visits and to the patient’s home monitor. Device data is then transmitted to the clinician using the Medtronic CareLink Service. The Concerto/Virtuoso line was launched in the U.S. in first quarter of fiscal year 2007.

•	Future acceptance of the Chronicle Implantable Hemodynamic Monitor (IHM) that is designed to continuously track intracardiac pressure, body temperature, physical activity and heart rate in patients with heart failure. Patients transmit the information from home using a remote monitor via a standard phone line, and clinicians can view the data on a secure web site in order to make changes in treatment as appropriate. The Chronicle IHM is expected to be commercially available in the U.S. by the end of fiscal year 2007.

        Spinal and Navigation   Spinal and Navigation products include thoracolumbar, cervical and interbody spinal devices, bone growth substitutes and surgical navigation tools. Spinal and Navigation net sales for fiscal year 2006 increased by 19% from the prior fiscal year to $2.244 billion. Foreign currency translation had an unfavorable impact on net sales of $11.3 million when compared to the prior fiscal year. Spinal net sales for fiscal year 2006 increased 20% from the prior fiscal year to $2.136 billion. While this increase reflects solid growth across our portfolio of product offerings, biologics net sales were $570.2 million, a 38% increase over the prior year, based on continued strong acceptance of INFUSE Bone Graft. INFUSE Bone Graft contains a recombinant human bone morphogenetic protein, or rhBMP-2, that induces the body to grow its own bone, eliminating the need for a painful second surgery to harvest bone from elsewhere in the body. In early fiscal year 2005, we announced that the U.S. Food and Drug Administration (FDA) approved the use of INFUSE Bone Graft in the treatment of certain types of acute, open fractures of the tibial shaft, a long bone in the lower leg. The approval broadened the indications of the use of our INFUSE Bone Graft technology. Since late fiscal year 2005, we have had the right to market Wyeth’s InductOs Bone Graft, the European equivalent of the INFUSE Bone Graft, for use in spinal fusion in European markets. Other products showing steady growth include our CD HORIZON LEGACY Spinal System family of products for thoracolumbar stabilization, our MAST family of products, our cervical stabilization family of products including the VERTEX Max Reconstruction System and MYSTIQUE Resorbable Graft Containment Plating System and the CAPSTONE Vertebral Body Spacer. Released in fiscal year 2005, the CAPSTONE is designed to replace and restore the height of all or part of a vertebral body (the weight bearing portion of the vertebra) that has been removed for the treatment of a tumor or fracture. Navigation net sales for fiscal year 2006 increased by 9% from the prior fiscal year. Navigation net sales growth was primarily the result of continued strong sales of the StealthStation TRIA and the PoleStar N20 surgical navigation equipment.

        Spinal and Navigation net sales for fiscal year 2005 increased by 22% from the prior fiscal year to $1.884 billion. Foreign currency translation had a favorable impact on net sales of $14.2 million when compared to the prior fiscal year. Spinal net sales for fiscal year 2005 increased 22% from fiscal year 2004 to $1.785 billion. This increase reflected solid growth across our portfolio of product offerings including robust acceptance of INFUSE Bone Graft, steady growth in net sales of our CD HORIZON LEGACY Spinal System family of products and the introduction of the CAPSTONE vertebral body spacer. Navigation net sales for fiscal year 2005 increased by 17% from fiscal year 2004. Navigation net sales growth was primarily the result of strong sales of the StealthStation TRIA and the PoleStar N20 surgical navigation equipment.

        Looking ahead, we expect our Spinal and Navigation operating segment should benefit from the following:

•	Continued acceptance of the INFUSE Bone Graft for spinal fusion and certain types of acute, open tibia fractures. We anticipate obtaining FDA approval in fiscal year 2007 for expanded indication for use in Oral/Maxillofacial surgery.

•	Continued acceptance of the MYSTIQUE Resorbable Graft Containment Plating System for cervical spine fusions, released in August 2005. This new plating system uses a high-tech biologic material that is resorbed by the body over time and alleviates the need for a permanent implant in the patient’s neck. The plate’s transparent nature allows doctors to visualize the spine during surgery and can improve the reading of postoperative X-rays. Before insertion, the plate can also be contoured to better match the patient’s unique anatomy.

•	Continued acceptance outside the U.S. of our dynamic stabilization products, including the DIAM System, BRYAN Cervical Disc System, MAVERICK Lumbar Artificial Disc, and PRESTIGE LP Cervical Disc Systems. Enrollment began in May 2005 on the PRESTIGE LP U.S. clinical trial and was completed in the third quarter of fiscal year 2006. For the three other artificial disc clinical trials in the U.S., namely the PRESTIGE ST, BRYAN Cervical Disc System, and MAVERICK Lumbar Artificial Disc, enrollment was completed in the second quarter of fiscal year 2005. We expect FDA approval of these artificial disc systems in calendar year 2007.

•	Continued acceptance of our expanding suite of MAST products and minimally invasive surgical techniques. During the first quarter of fiscal year 2006, we introduced the CD HORIZON SPIRE Spinal System, the METRx II Instrument Set, and CD HORIZON SEXTANT II System for use in various types of minimally invasive spinal surgery. The CD HORIZON SPIRE may be used as supplemental fixation with our existing CD HORIZON products when surgeons perform a MAST Transforaminal Lumbar Interbody Fusion (TLIF). The METRx II Set is a spinal instrument set that may be used to simplify disc removal in anticipation of spinal fusion and the CD HORIZON SEXTANT II System is a surgical instrumentation system that offers a minimally invasive method of placing implants that provide stabilization during spinal fusion surgery.

•	Continued demand for core stabilization products used in spinal fusion, including the CD HORIZON LEGACY family of products and the CAPSTONE Vertebral Body Spacer products.

        Neurological   Neurological products consist of therapeutic and diagnostic devices, including implantable neurostimulation systems, external and implantable drug administration devices, urology products, gastroenterology products and functional diagnostic and sensing equipment. Neurological net sales for fiscal year 2006 increased 10% from the prior fiscal year to $1.016 billion. Foreign currency had an unfavorable impact on net sales of $10.8 million when compared to the prior fiscal year. The increase in Neurological net sales reflects solid growth in several product lines including the Restore Rechargeable Neurostimulation System for pain management, which benefited from the introduction of our Single Stretch-Coil Extension that enabled physicians to convert patients with existing neurostimulators to the new rechargeable technology. The Restore system, our first fully rechargeable neurostimulation system, was launched in late fiscal year 2005. The Restore System is indicated to manage chronic, difficult-to-treat pain in the trunk and/or multiple limbs that is associated with failed back syndrome, post laminectomy pain, unsuccessful disc surgery or degenerative disc disease. Sales growth was also driven by continued strength of Activa Therapy for the treatment of movement disorders associated with advanced Parkinson’s disease and essential tremor, as well as InterStim Therapy for the treatment of overactive bladder and urinary retention. The increase in Neurological net sales was partially offset by a decrease in sales of our Gastroenterology/Urology diagnostics product line as a result of supplier issues.

        Neurological net sales for fiscal year 2005 increased 8% from fiscal year 2004 to $927.3 million. Foreign currency had a favorable impact on net sales of $14.6 million when compared to fiscal year 2004. This increase reflected solid net sales growth in all businesses within the Neurological operating segment. Key product lines which drove growth during fiscal year 2005 include Activa Therapy for the treatment of movement disorders associated with advanced Parkinson’s disease and essential tremor, full year sales of the SynchroMed II implantable drug infusion pump, InterStim Therapy for the treatment of overactive bladder and urinary retention and the BravopH Monitoring System for diagnosis of acid reflux. Fiscal year 2005 Neurological growth also benefited from the launch of the Restore Rechargeable Neurostimulation System.

        Looking ahead, we expect our Neurological operating segment should benefit from the following:

•	Continued acceptance of the Restore Rechargeable Neurostimulation System for pain management that provides increased power without compromising device longevity. We expect to release the dual stretch-coil extension and the RestorePRIME Neurostimulation System, a 16-electrode, non-rechargeable neurostimulator, during our first quarter of fiscal year 2007.

•	Continued acceptance of our Activa Therapy for the treatment of Parkinson’s disease and essential tremor. Strong interest in frameless deep brain stimulation lead placement continues since our acquisition of Image-Guided Neurologics, Inc. (IGN) in the second quarter of fiscal year 2006.

•	Acceptance of the PROSTIVA RF Therapy System for the treatment of symptomatic benign prostatic hyperplasia. This therapy, previously known as Transurethral Needle Ablation, or TUNA, delivers low-level radio frequency energy through the urethra to destroy a precisely targeted area of an enlarged prostate. FDA approval of PROSTIVA RF was received in May 2006.

•	Acceptance of our next generation InterStim (InterStim II) which is expected to be launched in the U.S. in the first half of fiscal year 2007 pending FDA approval. The InterStim II device is expected to meet the needs of patients who seek smaller generator for the treatment of urinary control. Conformité Européenne approval, or CE Mark approval of InterStim II was received in April 2006.

        Vascular   Vascular products consist of coronary, endovascular, and peripheral stents and related delivery systems, stent graft systems, distal embolic protection systems and a broad line of balloon angioplasty catheters, guide catheters, guidewires, diagnostic catheters and accessories. Vascular net sales for fiscal year 2006 increased 10% from the prior fiscal year to $939.4 million. Foreign currency translation had an unfavorable impact on net sales of $23.7 million when compared to the prior fiscal year. Coronary Vascular net sales increased 12% in comparison to the prior fiscal year. The growth in Coronary Vascular net sales was primarily a result of the second quarter fiscal year 2006 release of our Endeavor DES in approximately 85 markets outside the U.S., and the worldwide strong performance in our other coronary products, including balloons and guidewires. Endeavor DES sales grew to $138.0 million during fiscal year 2006, while stent sales in the U.S. were only $24.0 million of the total worldwide stent sales of $365.5 million. Endovascular net sales increased 9% in comparison to the prior fiscal year. Endovascular results were primarily a result of solid performance of the Talent Stent Graft System outside the U.S., which is used to treat abdominal aortic aneurysms (AAA), and the recently released Valiant Thoracic Stent Graft outside the U.S. The Valiant stent graft is a next-generation stent graft used for the minimally invasive repair of the thoracic aorta, the body’s largest artery, for several disease states including aneurysms, penetrating ulcers, acute or chronic dissections, and contained or traumatic ruptures. The Valiant stent graft was approved in Europe in March 2005.

        Vascular net sales for fiscal year 2005 increased 1% from fiscal year 2004 to $851.3 million. Foreign currency translation had a favorable impact on net sales of $26.5 million when compared to fiscal year 2004. Coronary Vascular net sales were flat in comparison to fiscal year 2004 as a result of declining U.S. coronary stent sales offset by the positive effects of a weaker U.S. dollar in comparison to fiscal year 2004 and continued strong acceptance of the Driver Coronary Stent in markets outside the U.S., where drug-eluting stent use had not yet dominated the market. The Driver is our cobalt-alloy coronary stent, introduced in fiscal year 2004. The cobalt-alloy allows for engineering of thinner struts and provides greater maneuverability in placing the stent. Also contributing to the fiscal year 2005 results was a net sales increase of 5% in Endovascular. Endovascular increases were primarily a result of strong growth in sales of the Talent Stent Graft System outside the U.S. Peripheral Vascular fiscal year 2005 net sales were flat in comparison to fiscal year 2004.

        Looking ahead, we expect our Vascular operating segment should benefit from the following:

•	We anticipate continued growth in fiscal year 2007 from our launches of Endeavor DES in France, China and Australia in calendar year 2006. The Endeavor stent was the first cobalt alloy platform in the DES market, and we believe it offers physicians excellent deliverability and a strong safety profile.

•	Our anticipated entry into the U.S. DES market. The clinical trials for our Endeavor DES began in fiscal year 2003 and clinical results presented at the European Society of Cardiology, the Transcatheter Cardiovascular Therapeutics and the Paris Course on Revascularization conferences further expanded the medical evidence supporting the clinical performance of the Endeavor DES. In addition, we filed our first Pre-market Approval (PMA) module for Endeavor DES with the FDA in early October 2005 and enrollment of the ENDEAVOR IV clinical trial is progressing as planned. As of the end of fiscal year 2006, we had enrolled over 1,300 patients. Assuming continued positive results from these trials and our current schedule, we anticipate U.S. approval of the Endeavor DES in calendar year 2007.

•	Continued market penetration of the Talent AAA Stent Graft and Valiant Thoracic Stent Graft in the European markets. The Valiant device contains the Xcelerant Delivery System, which is designed to provide physicians with a smooth, controlled and trackable delivery platform. The Xcelerant system was launched in fiscal year 2005 in markets outside of the U.S., excluding Japan.

•	Acceptance of the Exponent RX Self-Expanding Carotid Stent and Interceptor PLUS Carotid Filter System in markets outside of the U.S. Together, these products provide patients afflicted by carotid artery disease with a new, minimally-invasive treatment option to surgical procedures for the prevention of stroke. The stent and filter system received regulatory approval in the fourth quarter of fiscal year 2006, and will be launched commercially in fiscal year 2007.

        Diabetes   Diabetes products consist of external insulin pumps and related disposables, continuous glucose monitoring systems, a subcutaneous glucose sensor and an implantable insulin pump. Diabetes net sales in fiscal year 2006 increased 11% over the prior fiscal year to $722.3 million. Foreign currency translation had an unfavorable impact on net sales of $6.3 million when compared to the prior fiscal year. The sales increase reflects continued global growth of the MiniMed Paradigm family of insulin pumps and related disposables. The MiniMed Paradigm family of insulin pumps offer increased customization of the insulin dosage based on patient specific information and enhanced information management capabilities. During the fourth quarter of fiscal year 2006, insulin pump sales increased at a higher rate than overall sales as our customers use their excess disposable supply.

        Diabetes net sales in fiscal year 2005 increased 16% over fiscal year 2004 to $649.4 million. Foreign currency translation had a favorable impact on net sales of $9.0 million when compared to fiscal year 2004. This increase reflected positive U.S. growth of the MiniMed Paradigm 515 and 715 wireless insulin pumps and strong increases in net sales of disposable infusion sets used with our line of MiniMed Paradigm insulin infusion pumps.

        Looking ahead, we expect our Diabetes operating segment should benefit from the following:

•	Acceptance of the MiniMed Paradigm REAL-Time Insulin Pump and Continuous Glucose Monitoring System (approved by the FDA in April 2006), a progressive new therapy available for patients who use insulin to treat diabetes. This insulin pump integrates with REAL-Time continuous glucose monitoring. This new technology will help patients take immediate corrective or preventive action to maintain healthy glucose levels and delay or prevent diabetes-related complications, including coma, blindness, kidney failure, amputation, impotence, and heart disease. We expect strong market acceptance of the MiniMed Paradigm REAL-Time System to contribute positively to our leadership position in insulin pump sales, and the improvement of disposables sales growth in the latter half of fiscal year 2007.

•	Continued acceptance of the Guardian RT Continuous Glucose Monitoring System for diabetes management. The Guardian RT System is a real-time glucose monitoring system which measures glucose values as many as 864 times in a three day period and every 5 minutes transmits this information to a monitor using radio frequency. The monitor can then be programmed to alert the patient when glucose levels become too high or low. The Guardian RT System was approved in the U.S. in August 2005 and released to the market on a controlled basis during the second quarter of fiscal year 2006.

        Cardiac Surgery   Cardiac Surgery products include perfusion systems, products for the repair and replacement of heart valves, minimally invasive cardiac surgery products, positioning and stabilization systems for beating heart surgery, surgical accessories and surgical ablation products. Cardiac Surgery net sales for fiscal year 2006 decreased 1% as compared to the prior fiscal year to $663.3 million. Foreign currency translation had an unfavorable impact on net sales of $7.3 million when compared to the prior fiscal year. Excluding the negative impact of currency, the performance of Cardiac Surgery was flat with the prior year, indicative of a market showing little to no growth. Cardiac Surgery Technologies enjoyed modest growth during the year, led by the market leading Cardioblate BP2 (Bipolar) Surgical Ablation System, which offers surgeons the unique ability to perform an irrigated surgical ablation procedure.

        Cardiac Surgery net sales for fiscal year 2005 increased 6% over fiscal year 2004 to $668.8 million. Foreign currency translation had a favorable impact on net sales of $13.3 million when compared to the prior fiscal year. The primary drivers for fiscal year 2005 revenue were the Heart Valve and Perfusion businesses, which grew net sales by 10% and 4%, respectively, as compared to fiscal year 2004. Tissue Valve sales led the growth in the Heart Valve business with growth of 13%. Key components to the Tissue Valve growth were sales of the Mosaic and Freestyle tissue valves, which benefited from full year sales in the Japanese market where they were reintroduced in the fourth quarter of fiscal year 2004. The growth in Perfusion Systems net sales in fiscal year 2005 was primarily due to continued market share gains in a market that continues to experience contraction.

        Looking ahead, we expect our Cardiac Surgery operating segment should benefit from the following:

•	The full U.S. launch of our newest tissue valve repair products in calendar year 2006.

•	The introduction of the Melody heart valve to European markets in fiscal year 2007. Melody is expected to be the first commercially available pulmonic transcatheter heart valve.

        ENT   ENT operating segment consists of ear, nose and throat related products and neurologic technology related products including powered tissue-removal systems and other microendoscopy instruments, implantable devices, nerve monitoring systems, disposable fluid-control products, image-guided surgery systems, a Ménière’s treatment device, hydrocephalus shunt devices, external drainage systems, cranial fixation devices, neuroendoscopes and dura repair products. ENT net sales for fiscal year 2006 increased by 9% over the prior fiscal year to $501.4 million. Foreign currency translation had an unfavorable impact on net sales of $3.4 million when compared to the prior fiscal year. Ear, nose and throat related product net sales grew 11% to $266.2 million in fiscal year 2006. The primary drivers of the increase in ear, nose and throat related product net sales were continued physician acceptance of the Straightshot M4 Microdebrider, the NIM-Response 2.0 Nerve Integrity Monitor and image guided surgery systems. Neurologic Technology related net sales grew 8% to $235.2 million in fiscal year 2006. The primary drivers of growth in Neurologic Technology were continued acceptance of the high-speed powered surgical drill system, including the most recently launched EHS Stylus system and the Strata valve, an adjustable flow control valve in which the resistance properties of the valve can be changed non-invasively by the caregiver. The valve is designed to minimize overdrainage of cerebrospinal fluid and maintain intraventricular pressure within a normal physiologic range, regardless of patient position.

        ENT net sales for fiscal year 2005 increased by 11% over fiscal year 2004 to $458.2 million. Foreign currency translation had a favorable impact on net sales of $6.2 million when compared to the prior fiscal year. The primary drivers of the increase in ear, nose and throat related product net sales were the physician preferences for the NIM-Response nerve monitor and XPS Microdebrider. Primary drivers of growth in Neurologic Technology net sales in fiscal year 2005 were the Strata valve, the Durepair dura substitute and the Legend high-speed drill systems.

        Looking ahead, we expect our ENT operating segment should benefit from the following:

•	Continued adoption of Nerve monitoring in ENT and Thyroid procedures.

•	Continued development of the normal pressure hydrocephalus market, resulting in increased sales of our shunt products, including the Strata valve.

•	Continued acceptance of our Legend high-speed drill systems and our Durepair dura substitute.

        Continued net sales growth in all operating segments is contingent on our ability to gain further market share, penetrate existing markets, develop new products and improve existing products.

Costs and Expenses

        The following is a summary of major costs and expenses as a percent of net sales:

	Fiscal Year
	2006	2005	2004
Cost of products sold	24.9%	24.3%	24.8%
Research and development expense	9.9	9.5	9.4
Selling, general and administrative expense	32.4	32.0	30.8
Special charges	0.9	—	(0.1)
Certain litigation charges	—	6.5	—
IPR&D	3.2	—	0.5
Other expense, net	1.5	2.9	3.9
Interest income, net	(0.8)	(0.4)	—

        Cost of Products Sold   Fiscal year 2006 cost of products sold as a percent of net sales increased 0.6 percentage point from fiscal year 2005 to 24.9%. The increase in cost of goods sold as a percentage of net sales was driven by two main components. Unfavorable foreign currency translation reduced gross margin by 0.2 percentage point and product mix reduced gross margin by 0.4 percentage point. The product mix impact was the result of increased sales of INFUSE Bone Graft and certain tissue products in our Spinal business, which have margins that are below our average margins and strong ICD growth outside the U.S. We expect cost of products sold, as a percentage of revenue, to continue in the 24.0%-25.0% range.

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

        Research and Development   Consistent with prior periods, we have continued to invest heavily in the future by spending aggressively on research and development efforts. Research and development spending was $1.113 billion in fiscal year 2006. This level of spending represented 9.9% of net sales, an increase of $161.6 million, or 17.0%, over fiscal year 2005. We are committed to developing technological enhancements and new indications for existing products and new, less invasive, technologies to address unmet medical needs. Furthermore, we expect our development activities to help reduce patient care costs and the length of hospital stays in the future.

        Fiscal year 2005 research and development expense increased $99.8 million from fiscal year 2004 to $951.3 million, or 9.5% of net sales.

        In addition to our investment in research and development, we continue to access new technologies in areas served by our existing businesses, as well as in new areas, through acquisitions, licensing agreements, alliances and certain strategic equity investments.

        Presented below are significant products that received FDA approval or clearance in the U.S. during fiscal year 2006:

Product	Operating Segment	Applicable for
CardioSight Service	CRDM	Patient data transmission
EnRhythm Pacemaker Family	CRDM	Abnormally slow heartbeats
EnTrust ICD Family	CRDM	Abnormally rapid heartbeats
CD HORIZON ENGAGE Spinal System	Spinal and Navigation	Spinal fusion
CD HORIZON SEXTANT II	Spinal and Navigation	Spinal surgery
MYSTIQUE Resorbable Graft Containment Plating System	Spinal and Navigation	Spinal fusion
TSRH Silo	Spinal and Navigation	Spinal fusion
VERTEX Max Reconstruction System	Spinal and Navigation	Spinal fusion
RestorePrime Neurostimulator System	Neurological	Pain management
AneuRx AAAdvantage	Vascular	Abdominal aorta aneurysms
Micro-Driver Coronary Stent System	Vascular	Coronary stent
Guardian RT Continuous Glucose Monitoring System	Diabetes	Diabetes management – continuous glucose management
MiniMed Paradigm REAL-Time Insulin Pump and Continuous Glucose Monitoring System	Diabetes	Diabetes management – sensor augmented insulin pump therapy
Mosaic Ultra Heart Valve	Cardiac Surgery	Heart valve replacement
Performer Cardiopulmonary Bypass System	Cardiac Surgery	Heart/lung bypass machine

        Presented below are our significant products that received regulatory approval or clearance outside of the U.S. during fiscal year 2006:

Product	Operating Segment	Applicable for
Adapta Family of Pacemakers	CRDM	Abnormally slow heartbeats
Enpulse 2 Pacemaker	CRDM	Abnormally slow heartbeats
Sensia Family of Pacemakers	CRDM	Abnormally slow heartbeats
Sprint Fidelis Family of Leads	CRDM	Abnormally rapid heartbeats
Versa Family of Pacemakers	CRDM	Abnormally slow heartbeats
SynchroMed EL Infusion System	Neurological	Spasticity
Synergy Neurostimulation System	Neurological	Pain stimulation
Endeavor Drug-Eluting Stent	Vascular	Coronary restenosis
Guardian RT Continuous Glucose Monitoring System	Diabetes	Diabetes management – continuous glucose management
MiniMed Paradigm REAL-Time Insulin Pump and Continuous Glucose Monitoring System	Diabetes	Diabetes management – sensor augmented insulin pump therapy
Mosaic Ultra Heart Valve	Cardiac Surgery	Heart valve replacement
Performer Cardiopulmonary Bypass System	Cardiac Surgery	Heart/lung bypass machine

        Selling, General and Administrative   Fiscal year 2006 selling, general and administrative expense as a percentage of net sales increased by 0.4 percentage point from fiscal year 2005 to 32.4%. The increase in selling, general and administrative expense as a percentage of net sales primarily relates to our continued investment in expanding our sales organization, increased spending on our global enterprise resource planning (ERP) infrastructure and the compensation expenses associated with our record revenues and strong earnings. These increases were partially offset by continued cost control measures across all of our businesses.

        Fiscal year 2005 selling, general and administrative expense as a percentage of net sales increased by 1.2 percentage point from fiscal year 2004 to 32.0%. The increase in selling, general and administrative expense as a percentage of net sales primarily relates to our continued investment in expanding our sales organization during the year and increased legal spending. This increase was partially offset by continued cost control measures across all of our businesses.

        Special, Certain Litigation and IPR&D Charges   We believe that in order to properly understand our short-term and long-term financial trends, investors may find it useful to consider the impact of special, certain litigation and IPR&D charges. Special charges (such as restructuring charges and certain tax adjustments), certain litigation charges in connection with either settlements or judgments from material litigation and IPR&D charges recorded during the previous three fiscal years are as follows:

	Fiscal Year
	2006	2005	2004
(dollars in millions, except per share data)
Special charges:
Medtronic foundation donation (net of $34.4 tax)	$65.6	$—	$—
Changes in restructuring obligation estimates (net of $1.8 tax)	—	—	(3.0)

Total special charges	65.6	—	(3.0)
Certain litigation charges (net of $236.3 tax)	—	418.1	—
IPR&D charges (net of $68.5 and $– tax, respectively)	295.3	—	41.1
Tax impact for the repatriation of foreign earnings	—	48.5	—
Tax benefit from the reversal of tax reserves	(225.0)	—	—

Total special, certain litigation and IPR&D charges, after-tax	$135.9	$466.6	$38.1

Per Diluted Share Data:
Special charges	$0.05	$—	$—
Certain litigation charges	—	0.34	—
IPR&D	0.24	—	0.03
Tax impact for the repatriation of foreign earnings	—	0.04	—
Tax benefit from the reversal of tax reserves	(0.18)	—	—

Total Per Diluted Share	$0.11	$0.38	$0.03

        Special Charges   In fiscal year 2006, we recorded a $65.6 million after-tax ($100.0 million pre-tax) charitable donation to The Medtronic Foundation, which is a related party non-profit organization. The donation to The Medtronic Foundation was paid in the second quarter of fiscal year 2006. We also recorded a $225.0 million tax benefit associated with favorable agreements reached with the U.S. Internal Revenue Service (IRS) involving the review of our fiscal years 1997 through 2002 domestic income tax returns.

        On October 22, 2004, the American Jobs Creation Act of 2004 (Jobs Creation Act) became law. The Jobs Creation Act allows U.S. corporations a one-time deduction of 85 percent of certain “cash dividends” received from controlled foreign corporations. The deduction is available to corporations during the tax year that included October 22, 2004 or the immediately subsequent tax year. According to the Jobs Creation Act, the amount of eligible dividends is limited to $500.0 million or the amount described as permanently reinvested earnings outside the U.S. in a company’s most recent audited financial statements filed with the Securities and Exchange Commission (SEC) on or before June 30, 2003. During the fourth quarter of fiscal year 2006, we repatriated the entire amount eligible under the Jobs Creation Act, or $933.7 million. The amounts repatriated were used for “qualified expenditures” as defined under the Jobs Creation Act such as qualified research and development activities, construction of a new U.S. facility and qualified selling and marketing activities. As of April 29, 2005, we had recorded a deferred tax liability of $48.5 million associated with our planned repatriation of these funds, and we included that amount in the table above and in the consolidated statements of earnings in provision for income taxes.

        In fiscal year 2004, we recorded a $3.0 million after-tax ($4.8 million pre-tax) reversal of a previously established reserve related to the Vascular facility consolidation initiatives, which started in the first quarter of fiscal year 2003. The $4.8 million change in estimate was a result of the following favorable outcomes in the execution of these initiatives: a decrease of $2.4 million as a result of selling or utilizing existing assets which were previously identified for impairment; a decrease of $1.8 million related to subleasing a facility earlier than anticipated; and a decrease of $0.6 million in severance payments related to employees identified for elimination who found positions elsewhere in the Company.

        Certain Litigation Charges   There were no certain litigation charges recorded in fiscal years 2006 and 2004. At April 28, 2006, unpaid certain litigation charges from fiscal year 2005 related to the DePuy/AcroMed, Inc. (DePuy/AcroMed) litigation are recorded in other accrued expenses in the consolidated balance sheets.

        In fiscal year 2005, we recorded after-tax certain litigation charges of $418.1 million ($654.4 million pre-tax). The largest of the charges, in the amount of $550.0 million pre-tax, occurred in the fourth quarter and relates to costs for the settlement of all outstanding litigation and disputes with Gary Michelson, M.D. and Karlin Technology, Inc. (Michelson). The agreement reached with Michelson required a total cash payment of $1.350 billion for the settlement of all ongoing litigation and the purchase of a portfolio of more than 100 issued U.S. patents, over 110 pending U.S. patent applications and numerous foreign counterparts to these patents and patent applications. The $550.0 million was assigned to past damages between the parties and was recorded as an expense in fiscal year 2005. The remaining consideration, including $2.6 million of direct acquisition costs, was allocated between $627.5 million of acquired technology based intangible assets and $175.1 million of IPR&D that was expensed on the date of acquisition (May 18, 2005). Also, in the fourth quarter of fiscal year 2005, we recorded a pre-tax charge of $80.1 million resulting from a final arbitration award for breach of contract damages related to a March 2002 agreement between us and ETEX Corporation (ETEX). The $80.1 million includes $63.6 million in damages, interest, and partial legal fees and the forgiveness of an existing $16.5 million note owed to us by ETEX. In the third quarter of fiscal year 2005, we recorded a pre-tax charge of $24.3 million related to the DePuy/AcroMed litigation. The jury found that the thoracolumbar multiaxial screw design of Medtronic Sofamor Danek, Inc. (MSD), which MSD no longer sells in the U.S., infringes patents held by DePuy/AcroMed under the doctrine of equivalents. In February 2005, the Court entered judgment against MSD in the amount of $24.3 million, which included prejudgment interest. Given the judgment entered by the Court and our conclusion that the incurrence of such an expense was both probable and could be reasonably estimated under SFAS No. 5 at that point and time, we recorded a $24.3 million charge related to this judgment. MSD has appealed the jury’s verdict and intends to continue to contest the charges vigorously. At April 29, 2005, unpaid certain litigation charges related to Michelson, ETEX, and Depuy/AcroMed, were recorded in other accrued expenses in the consolidated balance sheets.

        IPR&D   During the first quarter of fiscal year 2006, we acquired Transneuronix, Inc. (TNI). At the date of the acquisition, $168.7 million of the purchase price was expensed as IPR&D related to a product being developed for the treatment of obesity by stimulation of the stomach, that had not yet reached technological feasibility and had no future alternative use.

        During the first quarter of fiscal year 2006, we acquired substantially all of the spine-related intellectual property and related contracts, rights, and tangible materials owned by Michelson. At the date of acquisition, $175.1 million of the purchase price was expensed as IPR&D related to spinal technology based devices that had not yet reached technological feasibility and which had no future alternative use. The patents pertain to novel spinal technology and techniques that have the potential for future patentable commercial products in the area of spinal surgery.

        During the first quarter of fiscal year 2006, we also entered into a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. On the date of the agreement, $20.0 million was expensed as IPR&D related to the licensed technology since technological feasibility of the project had not yet been reached and it had no future alternative use. This licensed technology is expected to enhance our ability to further develop and expand our therapies for neurological disorders.

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

        During the third quarter of fiscal year 2004, we acquired Vertelink Corporation (Vertelink). At the date of the acquisition, $22.0 million of the purchase price was expensed for IPR&D related to spinal fixation devices that had not yet reached technological feasibility and had no future alternative use. At the time of the acquisition, the KOBRA Fixation System was being reviewed by the FDA for 510(k) approval, which was subsequently obtained during the third quarter of fiscal year 2004. The technology will be adapted for use in manufacturing spinal fixation devices that can achieve multi-level stabilization of the cervical, thoracic and lumbar spine. Prior to the acquisition, we did not have a comparable product under development. The acquisition of Vertelink enhanced the strategic position of our Spinal business that focuses on MAST.

        During the second quarter of fiscal year 2004, we acquired TransVascular, Inc. (TVI). At the date of acquisition, $1.9 million of the purchase price was expensed for IPR&D related to a cell and agent delivery device that had not yet reached technological feasibility and had no future alternative use. This device will be used to deliver cells, genes and drugs to precise locations within the vascular system. Prior to the acquisition, we did not have a comparable product under development. The acquisition of TVI complemented our commitment to advance therapies and treatments by combining biologic and device therapies.

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

        Other Expense, Net   Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses and impairment charges. Net other expense decreased from $290.5 million in fiscal year 2005 to $166.7 million in fiscal year 2006, a $123.8 million decrease. This decrease is primarily driven by a shift from a loss in fiscal year 2005 to a gain in fiscal year 2006 on foreign exchange contracts used to hedge results of operations. In fiscal year 2006, our gain on foreign exchange contracts was $91.9 million compared to a loss of $134.9 million in fiscal year 2005. During fiscal year 2006, the gains on the foreign exchange contracts were partially offset by $41.7 million of expense associated with impairments on equity securities and $86.2 million in increased royalty expense, primarily in our Vascular and Spinal business.

        Net other expense decreased from $351.0 million in fiscal year 2004 to $290.5 million in fiscal year 2005, a $60.5 million decrease. This change primarily reflects a $52.3 million decrease in the amount of loss recorded associated with foreign exchange contracts used to hedge results of operations in fiscal year 2005. Additionally, we experienced a decrease in net royalty expenses of approximately $16.0 million primarily due to the end of certain incoming and outgoing royalty streams in our CRDM business and the Michelson agreement pursuant to which we are no longer required to pay royalties and therefore reversed certain previous accruals of approximately $20.0 million.

        Interest Income/Expense   In fiscal year 2006, net interest income was $87.4 million, an increase of $42.3 million from net interest income of $45.1 million in fiscal year 2005. The increase in net interest income in fiscal year 2006 as compared to fiscal year 2005 is primarily a result of increased levels of interest-bearing investments and higher interest rates.

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

Income Taxes

	Fiscal Year			Percentage Point Increase/(Decrease)
	2006	2005	2004	FY06/05	FY05/04
	(dollars in millions)
Provision for income taxes	$614.6	$739.6	$837.6	N/A	N/A
Effective tax rate	19.4%	29.1%	29.9%	(9.7)	(0.8)
Impact of repatriation, special, certain litigation and IPR&D charges	(6.6)	0.1	0.4	(6.7)	(0.3)
Nominal tax rate (1)	26.0	29.0	29.5	(3.0)	(0.5)

(1)	Nominal tax rate is defined as the company’s effective tax rate from normal operations excluding the impact of repatriation, special, certain litigation and IPR&D charges.

        The effective tax rate decreased by 9.7 percentage points from fiscal year 2005 to fiscal year 2006. This decrease reflects the 3.0 percentage points decrease in the nominal tax rate and 6.7 percentage points decrease from the favorable IRS settlements, special, certain litigation and IPR&D charges. The nominal tax rate decreased from 29.0% in fiscal year 2005 to 26.0% in fiscal year 2006 as result of increased benefits from our international operations subject to tax rates lower than our U.S. statutory tax rates. The remaining 6.7 percentage points decrease is primarily due to a $225.0 million tax benefit associated with favorable agreements reached with the IRS involving the review of our fiscal year 1997 through 2002 domestic tax returns, taxes provided for amounts repatriated under the Jobs Creation Act, special, certain litigation and IPR&D charges. As a result of the agreements reached with the IRS, we made approximately $326.0 million in incremental tax payments during the third quarter of fiscal year 2006. These payments reduced accrued income taxes in the fiscal year 2006 consolidated balance sheet.

        The effective tax rate decreased by 0.8 percentage point from fiscal year 2004 to fiscal year 2005. This decrease primarily reflects a 0.5 percentage point decrease in the nominal tax rate and a 0.3 percentage point decrease from the tax impact of the fiscal year 2005 repatriation, special, certain litigation and IPR&D charges. The nominal tax rate decreased from 29.5% in fiscal year 2004 to 29.0% in fiscal year 2005 as a result of increased benefits from our international operations subject to tax rates lower than our U.S. rate. The remaining 0.3 percent decrease is primarily due to the non-deductible IPR&D charges in fiscal year 2004 as compared to deductible certain litigation charges in fiscal year 2005 neutralized by the tax liability associated with the Jobs Creation Act.

        Pursuant to the Jobs Creation Act, in fiscal year 2006, we have repatriated the entire amount of eligible earnings, or $933.7 million. We concluded we would repatriate this amount during the fourth quarter of fiscal year 2005 and accordingly had established a $48.5 million deferred tax liability at April 29, 2005.

        Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to our allocation are required between jurisdictions with different tax rates. Tax authorities periodically review our tax returns and propose adjustments to our tax filings. The IRS has settled its audits with us for all years through fiscal year 1996. Tax years settled with the IRS, however, remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries.

        In August 2003, the IRS proposed adjustments related to the audits of the fiscal years 1997, 1998 and 1999 tax returns. We initiated defense of these filings at the IRS appellate level in November 2004. In the second quarter of fiscal year 2006, the parties reached agreement in principle on most, but not all matters. Also, during the second quarter of fiscal year 2006, the IRS issued their audit report for fiscal years 2000, 2001 and 2002. We have also reached agreement with the IRS on substantially all of the fiscal years 2000, 2001 and 2002 proposed adjustments. The only items of significance, from the fiscal years 2000, 2001 and 2002 IRS audit report which remain open, relate to unresolved issues that carry forward from the 1997 through 1999 tax audits. The unresolved issues from the 1997 through 1999 tax audits and tax positions taken by the IRS or foreign tax authorities, with respect to potential issues on future tax audits could have a material unfavorable impact on our effective tax rate in future periods. We continue to believe that we have meritorious defenses for our tax filings and will vigorously defend them through litigation in the courts, if necessary. We believe we have provided for probable liabilities resulting from tax assessments by taxing authorities.

Liquidity and Capital Resources

	Fiscal Year
	2006	2005
	(dollars in millions)
Working capital	$5,970.8	$4,041.5
Current ratio*	2.4:1.0	2.2:1.0
Cash, cash equivalents, and short-term investments	$6,101.4	$3,391.6
Long-term investments in public and private debt securities**	766.6	1,324.1

Cash, cash equivalents, short-term investments, and long-term debt securities	6,868.0	4,715.7
Short-term borrowings and long-term debt	7,923.1	2,451.8

Net cash position***	$(1,055.1)	$2,263.9

*	Current ratio is the ratio of current assets to current liabilities.
**	Long-term investments include public and private debt securities with a maturity date greater than one year from the end of the period.
***	Net cash position is the sum of cash, cash equivalents, short-term investments and long-term investments in debt securities less short-term borrowings and long-term debt.

        The increase in our working capital and current ratio since fiscal year 2005 is a result of the issuance of $4.400 billion of Senior Convertible Notes in April 2006 and $1.000 billion of Senior Notes in September 2005 partially offset by the reclassification of $1.971 billion of contingent convertible debentures from long-term debt to short-term borrowings in the second quarter of fiscal year 2006, as a result of the September 2006 put option date being within one year. See further discussion regarding the terms of these transactions in the “Debt and Capital” section of this management’s discussion and analysis and the “Summary of Cash Flows” section of this management’s discussion and analysis for further discussion of our cash uses and proceeds.

        At April 28, 2006 and April 29, 2005, $4.168 billion and $3.627 billion, respectively, of cash, cash equivalents and short- and long-term debt securities were held by our non-U.S. subsidiaries. These funds are available for use by worldwide operations; however, if these funds are repatriated to the U.S. or used for U.S. operations, the amounts would be subject to U.S. tax.

        We believe that our existing cash and investments, as well as our available unused lines of credit and commercial paper capacity of $2.483 billion, if needed, will satisfy our foreseeable working capital requirements for at least the next twelve months. However, we periodically consider various financing alternatives and may, from time to time, seek to take advantage of favorable interest rate environments or other market conditions.

Summary of Cash Flows

	Fiscal Year
	2006	2005	2004
	(dollars in millions)
Cash provided by (used in):
Operating activities	$2,207.4	$2,819.4	$2,845.8
Investing activities	(2,866.6)	(1,602.9)	(1,650.8)
Financing activities	1,316.4	(488.8)	(1,010.1)
Effect of exchange rate changes on cash and cash equivalents	104.9	(89.2)	(61.3)

Net increase in cash and cash equivalents	$762.1	$638.5	$123.6

Operating Activities

Our net cash provided by operating activities was $2.207 billion in fiscal year 2006 compared to $2.819 billion in fiscal year 2005. The $612.0 million decrease in net cash provided by operating activities was primarily attributable to:

•	$612.0 million payment for previously settled and accrued litigation
•	$326.0 million payment of previously accrued income taxes in conjunction with the settlement reached with the IRS
•	$49.0 million payment of income taxes associated with our repatriation of foreign subsidiary income
•	$948.3 million related to the timing of payments on inventory and other operating costs partially offset by:
•	$1.292 billion increase in sales and the receipts and timing of receipts on accounts receivable

Our net cash provided by operating activities was $2.819 billion in fiscal year 2005 compared to $2.846 billion in fiscal year 2004. The $26.4 million decrease in net cash provided by operating activities was primarily attributable to the timing of other receipts and payments in the ordinary course of business.

Investing Activities

Our net cash used in investing activities was $2.867 billion in fiscal year 2006 compared to $1.603 billion in fiscal year 2005. The $1.264 billion increase in net cash used in investing activities was primarily attributable to:

•	a $1.004 billion increase in cash used for acquisitions and purchases of intellectual property
•	a $439.9 million increase in cash used to purchase marketable securities partially offset by:
•	a $44.9 million decrease in capital expenditures and an increase of $135.7 million from other investing activities

Our net cash used in investing activities was $1.603 billion in fiscal year 2005 compared to $1.651 billion in fiscal year 2004. The $47.9 million decrease in net cash used in investing activities was primarily attributable to:

•	a decrease in net purchases of marketable securities
partially offset by:
•	an increase in cash used for acquisitions, purchases of intellectual property and capital expenditures

Financing Activities

Our net cash provided by financing activities was $1.316 billion in fiscal year 2006 compared to net cash used in financing activities of $488.8 million in fiscal year 2005. The $1.805 billion increase in net cash provided by financing activities was primarily attributable to:

•	proceeds of $5.428 billion from the issuance of long-term debt and $518.1 million from the issuance of stock in fiscal year 2006, increases of $5.428 billion and $179.2 million over fiscal year 2005, respectively
•	proceeds of $516.8 from the sale of warrants in fiscal year 2006 partially offset by:
•	stock repurchases of $3.589 billion, an increase of $3.078 billion from fiscal year 2005 (see “Debt and Capital” section of this management’s discussion and analysis)
•	cash of $1,074.6 million used to purchase call options in fiscal year 2006
•	total dividend payments of $464.8 million, an increase of $59.9 million over fiscal year 2005 as a result of the increased quarterly cash dividend per share, as approved by the Board of Directors

Our  net cash used in financing activities was $488.8 million in fiscal year 2005 compared to $1.010 billion in fiscal year 2004. The $521.3 million decrease in net cash used in financing activities was primarily attributable to:

•	a decrease of $369.5 million in repurchases of the Company’s common stock
•	an increase of $97.5 million in the proceeds from the exercise of employee stock options
•	an increase of $109.5 million in proceeds from short-term borrowings partially offset by:
•	an increase of $53.4 million in cash dividends paid compared to fiscal year 2004 due to an increase in the dividend rate

Off-Balance Sheet Arrangements and Long-Term Contractual Obligations

        We acquire assets still in development, enter into research and development arrangements and sponsor certain clinical trials that often require milestone and/or royalty payments to a third-party, contingent upon the occurrence of certain future events. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of a product or upon certain pre-designated levels of achievement in clinical trials. In addition, if required by the arrangement, we may have to make royalty payments based on a percentage of sales related to the product under development or in the event that regulatory approval for marketing is obtained. In situations where we have no ability to influence the achievement of the milestone or otherwise avoid the payment, we have included those milestone or minimum royalty payments in the following table. However, the majority of these arrangements give us the discretion to unilaterally make the decision to stop development of a product or cease progress of a clinical trial, which would allow us to avoid making the contingent payments. Although we are unlikely to cease development if a device successfully achieves clinical testing objectives, these payments are not included in the table of contractual obligations because of the contingent nature of these payments and our ability to avoid them if we decided to pursue a different path of development or testing.

        In the normal course of business, we periodically enter into agreements that require us to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of our products or the negligence of our personnel or claims alleging that our products infringe third-party patents or other intellectual property. Our maximum exposure under these indemnification provisions cannot be estimated, and we have not accrued any liabilities within our consolidated financial statements or included any indemnification provisions in our commitments table. Historically, we have not experienced significant losses on these types of indemnification obligations.

        We believe our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position or cash flows. Presented below is a summary of contractual obligations and other minimum commercial commitments. See Notes 3, 5, and 12 to the consolidated financial statements for additional information regarding foreign currency contracts, long-term debt and lease obligations, respectively.

	Maturity by Fiscal Year
	Total	2007	2008	2009	2010	2011	Thereafter
	(dollars in millions)
Contractual obligations related to off-balance sheet arrangements:
Foreign currency contracts(1)	$1,560.6	$1,560.6	$—	$—	$—	$—	$—
Operating leases	247.4	72.3	56.3	41.1	24.8	11.5	41.4
Inventory purchases(2)	664.2	257.6	165.0	70.3	69.7	61.4	40.2
Commitments to fund minority investments/contingent acquisition consideration(3)	141.9	48.1	32.5	30.5	15.0	—	15.8
Interest payments(4)	1,124.4	139.4	139.4	139.4	139.4	126.6	440.2
Other(5)	424.8	184.0	123.4	30.5	26.5	17.3	43.1

Total	$4,163.3	$2,262.0	$516.6	$311.8	$275.4	$216.8	$580.7

Contractual obligations reflected in the balance sheet:
Long-term debt, excluding capital leases(6)	$7,368.0	$1,971.4	$—	$—	$—	$2,596.6	$2,800.0
Capital leases(7)	95.4	5.7	11.7	11.3	13.2	16.1	37.4
Other(8)	38.5	17.3	14.5	2.5	2.5	1.7	—

Total	$7,501.9	$1,994.4	$26.2	$13.8	$15.7	$2,614.4	$2,837.4

(1)	As these obligations were entered into as hedges, the majority of these obligations will be offset by losses/gains on the related assets, liabilities and transactions being hedged.
(2)

We have included inventory purchase commitments which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments do not include open purchase orders.

(3)

Certain commitments related to the funding of minority investments and/or previous acquisitions are contingent upon the achievement of certain product-related milestones and various other favorable operational conditions. While it is not certain if and/or when these payments will be made, the maturity dates included in this table reflect our best estimates.

(4)

Interest payments in the table above reflect the interest on our outstanding debt, including the $4.400 billion of Senior Convertible Notes, $1.000 billion of Senior Notes and $1.971 billion of contingent convertible debentures. The interest rate on each outstanding obligation varies and interest is payable semi-annually. The interest rate is 1.500% on the $2.200 billion Senior Convertible Notes due 2011 and 1.625% on the $2.200 billion Senior Convertible Notes due 2013, 4.375% on the $400.0 million of Senior Notes due 2010, 4.750% on the $600.0 million of Senior Notes due 2015 and 1.25% on the contingent convertible debentures due 2021.

(5)	These obligations include commitments to replace our existing legacy enterprise resource systems, construction of our new CRDM campus and certain research and development arrangements.
(6)

Long-term debt in the table above includes $4.400 billion Senior Convertible Notes issued in April 2006, $1.000 billion Senior Notes issued in September 2005 and the current portion of long-term debt of $1.971 billion related to our contingent convertible debentures. These debentures were classified in short-term borrowings in the consolidated balance sheet as of April 28, 2006 as the holders have the option to require us to repurchase the outstanding securities (referred to as a put option) in September 2006. The table above also includes the impact of the five year interest rate swap entered into in November 2005.

(7)

Capital lease obligations include a sale-leaseback agreement entered into in the fourth quarter of fiscal year 2006 whereby certain manufacturing equipment was sold and is being leased by us over a seven year period.

(8)

These obligations include royalty payments and a financing arrangement associated with our fiscal year 2002 acquisition of Kobayashi Pharmaceutical Co.’s interest in a joint venture it had formed with us in 1996 to distribute spinal products in Japan.

Debt and Capital

        Our capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percent of total capital was 45.8% at April 28, 2006 and 19.0% at April 29, 2005.

        In October 2003, our Board of Directors authorized the repurchase of up to 30 million shares of our common stock and in October 2005 authorized the repurchase of an additional 40 million shares. Shares are repurchased from time to time to support our stock-based compensation programs and to take advantage of favorable market conditions. In April 2006, the Board of Directors made a special authorization for the Company to repurchase up to 50 million shares of the Company’s common stock in conjunction with the $4.400 billion convertible debenture offering (see below for further discussion). We repurchased approximately 68.9 million and 10.5 million shares at an average price of $52.12 and $48.77, respectively, during fiscal years 2006 and 2005, and approximately 36.8 million shares remain under current buyback authorizations.

        In April 2006, we issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013, collectively the Senior Convertible Notes. The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2006. The Senior Convertible Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes have an initial conversion price of $56.14 per share. The Senior Convertible Notes may only be converted: (i) during any calendar quarter beginning after June 30, 2006 if the closing price of our common stock reaches 140% of the conversion price for 20 trading days during a specified period, or (ii) if specified distributions to holders of our common stock are made or specified corporate transactions occur, or (iii) during the last month prior to maturity of the applicable notes. Upon conversion, a holder would receive: (i) cash equal to the lesser of the principal amount of the note or the conversion value and (ii) to the extent the conversion value exceeds the principal amount of the note, shares of our common stock, cash, or a combination of common stock and cash, at our option. In addition, upon a change in control, as defined, the holders may require us to purchase for cash all or a portion of their notes for 100% of the principal amount of the notes plus accrued and unpaid interest, if any. The indentures under which the Senior Convertible Notes were issued contain customary covenants, all of which we remain in compliance as of April 28, 2006. A total of $2.500 billion of the net proceeds from these note issuances were used to repurchase common stock under our stock repurchase program.

        Concurrent with the issuance of the Senior Convertible Notes, we purchased call options in private transactions. The call options allow us to receive shares of our common stock and/or cash from counterparties equal to the amounts of common stock and/or cash related to the excess conversion value that we would pay to the holders of the Senior Convertible Notes upon conversion. These call options will terminate the earlier of the maturity dates of the related Senior Convertible Notes or the first day all of the related Senior Convertible Notes are no longer outstanding due to conversion or otherwise. The call options, which cost an aggregate $1.075 billion ($698.5 million net of tax benefit), were recorded as a reduction of shareholders’ equity.

        In separate transactions, we sold warrants to issue shares of our common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41.1 million shares of our common stock may be settled over a specified period beginning in July 2011 and warrants for 41.1 million shares of our common stock may be settled over a specified period beginning in July 2013 (the “settlement dates”). If the average price of our common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of our common stock. Proceeds received from the issuance of the warrants totaled approximately $516.8 million and were recorded as an addition to shareholders’ equity.

        In September 2005, we issued two tranches of Senior Notes with the aggregate face value of $1.000 billion. The first tranche consisted of $400.0 million of 4.375 percent Senior Notes due 2010 and the second tranche consisted of $600.0 million of 4.750 percent Senior Notes due 2015. Each tranche was issued at a discount which resulted in an effective interest rate of 4.433 percent and 4.760 percent for the five and ten year Senior Notes, respectively. Interest on each series of Senior Notes is payable semi-annually, on March 15 and September 15 of each year. The Senior Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The indentures under which the Senior Notes were issued contain customary covenants, all of which we remain in compliance as of April 28, 2006. We used the net proceeds from the sale of the Senior Notes for repayment of a portion of our outstanding commercial paper.

        In November 2005, we entered into a five year interest rate swap agreement with a notional amount of $200.0 million. This interest rate swap agreement was designated as a fair value hedge of the changes in fair value of a portion of our fixed-rate $400.0 million Senior Notes due 2010. We pay variable interest equal to the three-month London Interbank Offered Rate (LIBOR) minus 55 basis points and we receive a fixed interest rate of 4.375 percent.

        In September 2001, we completed a $2.013 billion private placement of 1.25 percent Contingent Convertible Debentures due September 2021 (Old Debentures). Interest is payable semi-annually. Each Old Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Old Debentures are not convertible before their final maturity unless the closing price of our common stock reaches 110% of the conversion price for 20 trading days during a consecutive 30 trading day period.

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

        On January 24, 2005, we completed an exchange offer whereby holders of approximately 97.7% of the total principal amount of the Old Debentures exchanged their existing securities for an equal principal amount of 1.25 percent Contingent Convertible Debentures, Series B due 2021 (New Debentures), and an exchange fee of $2.50 per $1,000 principal amount. The terms of the New Debentures are consistent with the terms of the Old Debentures noted above, except that: (i) upon conversion, we will pay holders cash equal to the lesser of the principal amount of the New Debentures or their conversion value, and shares of our common stock to the extent the conversion value exceeds the principal amount; and (ii) the New Debentures require us to pay only cash (in lieu of shares of our common stock or a combination of cash and shares of our common stock) when we repurchase the New Debentures at the option of the holder or in connection with a change of control. The exchange fee paid to the holders of the New Debentures was capitalized and will be amortized over the twenty month period ending in September 2006.

        Following the completion of the exchange offer, we repurchased approximately $1.8 million of the Old Debentures for cash. As of April 28, 2006, approximately $43.2 million aggregate principal amount of Old Debentures and $1.928 billion aggregate principal amount of New Debentures remain outstanding.

        Twelve months prior to the put options becoming exercisable, the remaining balance of the Old and New Debentures will be classified as short-term borrowings in the consolidated balance sheets. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt in the consolidated balance sheets. During the second quarter of fiscal year 2006, we reclassified $1.971 billion of these debentures to short-term borrowings due to the put option becoming exercisable in September 2006.

        We maintain a commercial paper program that allows us to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. At April 28, 2006 and April 29, 2005, outstanding commercial paper totaled $189.8 million and $249.9 million, respectively. During fiscal years 2006 and 2005, the weighted average original maturity of the commercial paper outstanding was approximately 31 and 26 days, respectively, and the weighted average interest rate was 3.9% and 1.9%, respectively.

        In connection with the issuance of the contingent convertible debentures, Senior Notes, Senior Convertible Notes and commercial paper, Standard and Poor’s Rating Group and Moody’s Investors Service issued us strong long-term debt ratings of AA- and A1, respectively, and strong short-term debt ratings of A-1+ and P-1, respectively. These ratings remain unchanged from the same periods in the prior year.

        We have existing lines of credit of approximately $2.428 billion with various banks at April 28, 2006. The existing lines of credit include two syndicated credit facilities totaling $1.750 billion with various banks. The two credit facilities consist of a five-year $1.000 billion facility, signed on January 20, 2005, which will expire on January 20, 2010, and a five-year $750.0 million facility, signed on January 24, 2002, which will expire on January 24, 2007. The $1.000 billion facility provides us with the ability to increase the capacity of the facility by an additional $250.0 million at any time during the life of the five-year term of the agreement. The credit facilities provide backup funding for the commercial paper program and may also be used for general corporate purposes.

        Interest rates on these borrowings are determined by a pricing matrix, based on our long-term debt ratings, assigned by Standard and Poor’s Ratings Group and Moody’s Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates. Under terms of the agreements, our consolidated tangible net worth must at all times be greater than or equal to $1.040 billion, increased by an amount equal to 100% of the net cash proceeds from any equity offering occurring after January 24, 2002. Our consolidated tangible net worth, defined as consolidated assets less goodwill, intangible assets (other than patents, trademarks, licenses, copyrights and other intellectual property, and prepaid assets), and consolidated liabilities at April 28, 2006 and April 29, 2005 was $4.931 billion and $6.029 billion, respectively. The agreements also contain other customary covenants, all of which we remain in compliance with as of April 28, 2006.

Acquisitions

        During the second quarter of fiscal year 2006, we acquired all the outstanding stock of IGN, a privately held company. Prior to the acquisition, we had an equity investment in IGN, which was accounted for under the cost method of accounting. IGN specialized in precision navigation and delivery technologies for brain surgery. The IGN product line includes the NexFrame disposable, “frameless” sterotactic head frame, which is used in conjunction with image-guided surgery systems during deep brain stimulation. This acquisition complements our position in deep brain stimulation by offering instruments that simplify the procedure for surgeons and improve patient comfort during surgery. The total consideration for IGN was approximately $65.1 million, which included $57.9 million in net cash paid. The $57.9 million in net cash paid results from the $65.1 million in consideration less the value of our prior investment in IGN and IGN’s existing cash balance.

        During the first quarter of fiscal year 2006, we acquired all of the outstanding stock of TNI, a privately held company. Prior to the acquisition, we had an equity investment in TNI, which was accounted for under the cost method of accounting. TNI focused on the treatment of obesity by stimulation of the stomach with an implantable gastric stimulator, known as the Transcend device. This acquisition is expected to complement our formation of a new business unit, Emerging Therapies, and our strategy to deliver therapeutic solutions for the worldwide challenges of obesity. Emerging Therapies is part of the Neurological operating segment. The consideration for TNI was approximately $268.7 million, which includes $227.3 million in net cash paid. The $227.3 million in net cash paid resulted from the $268.7 million in consideration less the value of our prior investment in TNI and TNI’s existing cash balance. The purchase price is subject to increases which would be triggered by the achievement of certain milestones. During the third quarter of fiscal year 2006, we announced that we missed the primary clinical endpoint in the Screen Health Assessment and Pacer Evaluation (SHAPE) trial, a trial designed to study the efficacy and safety of gastric stimulation to treat obesity. Medtronic will continue following patients enrolled in the SHAPE trial through 24-months of follow-up. The SHAPE trial evaluated implantable gastric stimulation for the management of obesity. The announcement has no impact on our obesity feasibility study, Appetite Suppression Induced by Stimulation Trial (ASSIST), which evaluates implantable gastric stimulation therapy in obese patients with type 2 diabetes. We continue to refine and evaluate the technology, although no definitive determination has been made about its commercialization. Our fiscal year 2006 operating results include the results of TNI and IGN since their respective acquisition dates.

        During the first quarter of fiscal year 2006, we acquired substantially all of the spine-related intellectual property and related contracts, rights, and tangible materials owned by Michelson and settled all outstanding litigation and disputes between Michelson and the Company. The acquired patents pertain to novel spinal technology and techniques that have both current application and the potential for future patentable commercial products. The agreement requires total consideration of $1.350 billion for the purchase of a portfolio of more than 100 issued U.S. patents, over 110 pending U.S. patent applications and numerous foreign counterparts to these patents and patent applications, and the settlement of all ongoing litigation. A value of $550.0 million was assigned to the settlement of past damages between the parties and was recorded as an expense in the fourth quarter of fiscal year 2005. The remaining consideration, including $2.6 million of direct acquisition costs, was allocated between $627.5 million of acquired technology based intangible assets that have a useful life of 17 years and $175.1 million of IPR&D that was expensed on the date of acquisition. During the first quarter of fiscal year 2006, we paid $1.320 billion and committed to three future installments of $10.0 million to be paid in May 2006, 2007, and 2008. The first installment of $10.0 million was paid in May 2006.

        During the third quarter of fiscal year 2005, we acquired all of the outstanding stock of Angiolink Corporation (Angiolink) for approximately $42.3 million in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones. Angiolink was a privately held company that developed wound closure devices for vascular procedures. Angiolink’s EVS (Expanding Vascular Stapling) Vascular Closure System, which has received FDA approval, is engineered to close the femoral artery access site after vascular procedures, such as diagnostic angiography, balloon angioplasty and stenting. The EVS system provides safe and effective mechanical closure of arterial puncture sites without disturbing the lumen, or interior, of the targeted vessel. This acquisition provided us with an additional vascular closure offering to our current closure product — the non-invasive Clo-Sur P.A.D.

        During the second quarter of fiscal year 2005, we acquired substantially all of the assets of Coalescent Surgical, Inc. (Coalescent) for approximately $65.1 million in cash, including a $5.0 million milestone payment made in March 2005 for the successful transition of product and technology to us following the acquisition and a $6.0 million payment made in December 2005 related to the release of an indemnification escrow established at the date of acquisition. Coalescent developed the U-Clip Anastomotic Device and the SPYDER Proximal Anastomotic Device. The U-Clip device creates high-quality anastomoses (a seamless connection) without sutures and is primarily used in coronary artery bypass surgery. The SPYDER device automatically deploys a series of U-Clip devices when attaching the bypass graft to the aorta. This acquisition complemented our surgical product line and strategy to develop technologies to promote surgical procedures that produce better patient outcomes, and reduce trauma and hospitalization. Our fiscal year 2005 operating results include the results of Angiolink and Coalescent since their respective acquisition dates.

New Accounting Pronouncement

        In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), “Share-Based Payment” (SFAS No. 123(R)). This Statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires the recognition of the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the required service period. We intend to adopt SFAS No. 123(R) using the “modified prospective” method of application. Under the “modified prospective” method, compensation cost is recognized prospectively for both new grants issued subsequent to the date of adoption, and all unvested awards outstanding at the date of adoption. The Statement is effective for us beginning in the first quarter of fiscal year 2007. The adoption of SFAS No. 123(R) will have a material impact on our consolidated earnings but will not have a material impact our financial position or cash flows. Based on unvested stock-based awards currently outstanding, the expense associated with the employee stock purchase plan and anticipated fiscal year 2007 grants, the effect of adopting SFAS No. 123(R) is expected to reduce our after-tax net earnings by $140.0 - $150.0 million in fiscal year 2007. The total expense recorded in future periods will depend on several variables, including the number of stock-based awards granted, the vesting period, the number of grants that ultimately vest, the number of awards granted to retirement eligible individuals and the fair value assigned to those awards.

Operations Outside the U.S.

The following charts illustrate U.S. net sales versus net sales outside the U.S. by fiscal year:

Market Risk

        From fiscal year 2005 to fiscal year 2006, consolidated net sales in the U.S. grew at 13.5%, or 3.6% faster than consolidated net sales outside the U.S. primarily as a result of the strong performance in both CRDM and Neurological operating segments and the negative impact of foreign currency translation. CRDM and Neurological sales increased approximately 15.3% and 12.1%, respectively, in the U.S. while sales of those products outside the U.S. grew 8.0% and 3.7%, respectively. The growth in CRDM during fiscal year 2006 was driven by the strong demand for implantable defibrillation systems in the U.S.

        Net sales outside the U.S. are accompanied by certain financial risks, such as collection of receivables, which typically have longer payment terms. Outstanding receivables from customers outside the U.S. totaled $1.179 billion at April 28, 2006, or 45.1% of total outstanding accounts receivable, and $1.090 billion at April 29, 2005, or 44.2% of total outstanding accounts receivable. The increase in the percentage of accounts receivable from customers outside the U.S. is primarily driven by increased sales volume outside the U.S. and the impact of foreign currency exchange rates. Operations outside the U.S. could be negatively impacted by changes in political, labor or economic conditions, changes in regulatory requirements or potentially adverse foreign tax consequences, among other factors.

        Additionally, markets outside the U.S. are commonly funded directly by government-sponsored healthcare systems. These governments frequently impose reimbursement limits to control government spending and to ensure local healthcare consumers can obtain medical products and services at a low cost. Decisions made by these government agencies to further limit or eliminate reimbursement for our products could have a material adverse affect on net earnings.

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

        We had foreign exchange derivative contracts outstanding in notional amounts of $1.561 billion and $2.894 billion at April 28, 2006 and April 29, 2005, respectively. The fair value of these contracts at April 28, 2006 was $18.4 million more than the original contract value. A sensitivity analysis of changes in the fair value of all foreign exchange derivative contracts at April 28, 2006 indicates that, if the U.S. dollar uniformly strengthened/weakened by 10% against all currencies, the fair value of these contracts would increase/decrease by $139.2 million, respectively. Any gains and losses on the fair value of derivative contracts would be largely offset by gains and losses on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis.

        We are also exposed to interest rate changes affecting principally our investments in interest rate sensitive instruments. A sensitivity analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates compared to interest rates at April 28, 2006 indicates that the fair value of these instruments would change by $12.5 million.

        We have periodically sold specific pools of trade receivables in Japan. During fiscal year 2006 no trade receivables were sold, and in fiscal year 2005, we sold approximately $145.5 million of our trade receivables to financial institutions in Japan. Additionally, we entered into agreements to sell specific pools of receivables in Italy in the amount of $52.9 million and $4.1 million in fiscal years 2006 and 2005, respectively. The discount cost related to the Japan and Italy sales was insignificant and recorded in interest (income)/expense in the consolidated statements of earnings.

        In the third quarter of fiscal year 2004, we began lending certain fixed income securities to enhance our investment income. These lending activities are collateralized at an average rate of 102%, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 28, 2006 and April 29, 2005 was $361.8 million and $361.3 million, respectively.

Government Regulation and Other Considerations

        Our medical devices are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our medical devices.

        Authorization to commercially distribute a new medical device in the U.S. is generally received in one of two ways. The first, known as the 510(k) process, requires us to demonstrate that our new medical device is substantially equivalent to a legally marketed medical device. In this process, we must submit data that supports our equivalence claim. If human clinical data is required, it must be gathered in compliance with FDA investigational device exemption regulations. We must receive an order from the FDA finding substantial equivalence to another legally marketed medical device before we can commercially distribute the new medical device. Modifications to cleared medical devices can be made without using the 510(k) process if the changes do not significantly affect safety or effectiveness. A very small number of our devices are exempt from 510(k) clearance requirements.

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

        Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. The FDA reviews design and manufacturing practices, labeling and record keeping, and manufacturers’ required reports of adverse experience and other information to identify potential problems with marketed medical devices. We may be subject to periodic inspection by the FDA for compliance with the FDA’s good manufacturing practice regulations among other FDA requirements, such as restrictions on advertising and promotion. These regulations, also known as the Quality System Regulations, govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging and servicing of all finished medical devices intended for human use. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against our officers, employees, or us. The FDA may also recommend prosecution to the Department of Justice.

        The FDA, in cooperation with U.S. Customs and Border Protection (CBP), administers controls over the import of medical devices into the U.S. The CBP imposes its own regulatory requirements on the import of our products, including inspection and possible sanctions for noncompliance. The FDA also administers certain controls over the export of medical devices from the U.S. International sales of our medical devices that have not received FDA approval are subject to FDA export requirements. Each foreign country to which we export medical devices also subjects such medical devices to their own regulatory requirements. Frequently, we obtain regulatory approval for medical devices in foreign countries first because their regulatory approval is faster or simpler than that of the FDA. However, as a general matter, foreign regulatory requirements are becoming increasingly stringent. In the European Union, a single regulatory approval process has been created, and approval is represented by the CE Mark. To obtain a CE Mark in the European Union, defined products must meet minimum standards of safety and quality (i.e., the essential requirements) and then comply with one or more of a selection of conformity routes. A Notified Body assesses the quality management systems of the manufacturer and the product conformity to the essential and other requirements within the Medical Device Directive. Medtronic is subject to inspection by Notified Bodies for compliance.

        To be sold in Japan, medical devices must undergo thorough safety examinations and demonstrate medical efficacy before they are granted approval, or “shonin.” The Japanese government, through the Ministry of Health, Labour, and Welfare (MHLW), regulates medical devices under recently enacted revisions to the Pharmaceutical Affairs Law (PAL). Implementation of PAL and enforcement practices thereunder are evolving, and compliance guidance from MHLW is still in development. Consequently, companies continue to work on establishing improved systems for compliance with PAL. Penalties for a company’s noncompliance with PAL could be severe, including revocation or suspension of a company’s business license and criminal sanctions.

        The process of obtaining approval to distribute medical products is costly and time-consuming in virtually all of the major markets where we sell medical devices. We cannot assure that any new medical devices we develop will be approved in a timely or cost-effective manner.

        Federal and state laws protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers. In particular, in April 2003, the HHS published patient privacy rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA privacy rule). The HIPAA privacy rule governs the use and disclosure of protected health information by “Covered Entities,” which are healthcare providers that submit electronic claims, health plans and healthcare clearinghouses. Other than our Diabetes operating segment and our health insurance plans, each of which is a Covered Entity, and the role representatives play in patient care, the HIPAA privacy rule affects us only indirectly. The patient data that we receive and analyze may include protected health information. We are committed to maintaining patients’ privacy and working with our customers and business partners in their HIPAA compliance efforts. The ongoing costs and impacts of assuring compliance with the HIPAA privacy rules are not material to our business.

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

        Federal healthcare laws apply when we submit a claim on behalf of a Federal healthcare program beneficiary, or when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or other federally-funded healthcare programs. The principal federal laws include: (1) the False Claims Act which prohibits the submission of false or otherwise improper claims for payment to a federally-funded healthcare program; (2) the Anti-Kickback Statute which prohibits offers to pay or receive remuneration of any kind for the purpose of inducing or rewarding referrals of items or services reimbursable by a Federal health care program; and (3) the Stark law which prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain designated health services if the physician (or a member of the physician’s immediate family) has a financial relationship with that entity.

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

        We are also subject to various environmental laws and regulations both within and outside the U.S. Like other medical device companies, our operations involve the use of substances regulated under environmental laws, primarily manufacturing and sterilization processes. We do not expect that compliance with environmental protection laws will have a material impact on our consolidated results of operations, financial position or cash flows.

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

Cautionary Factors That May Affect Future Results

        This Annual Report may include “forward-looking” statements. Forward-looking statements broadly involve our current expectations or forecasts of future results. Our forward-looking statements generally relate to our growth strategies, financial results, product development, regulatory approvals, competitive strengths, intellectual property rights, litigation, mergers and acquisitions, market acceptance of our products, accounting estimates, financing activities, ongoing contractual obligations, and sales efforts. Such statements can be identified by the use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “possible,” “project,” “should,” “will” and similar words or expressions. One must carefully consider forward-looking statements and understand that such statements may be affected by inaccurate assumptions and may involve a variety of risks and uncertainties, known and unknown, including, among others, those discussed in the previous section, in the section entitled “Risk Factors” in our Form 10-K, as well as those related to competition in the medical device industry, reduction or interruption in our supply, quality problems and price decrease for our products and services, and international operations. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. We intend to take advantage of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 regarding our forward-looking statements, and are including this sentence for the express purpose of enabling us to use the protections of the safe harbor with respect to all forward-looking statements.

        We undertake no obligation to update any statement we make, but investors are advised to consult any further disclosures by us in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q, and 8-K, in which we discuss in more detail various important factors that could cause actual results to differ from expected or historical results. In addition, actual results may differ materially from those anticipated due to a number of factors, including, among others, those discussed in the section entitled “Risk Factors” in our Form 10-K. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

Reports of Management

Management’s Report on the Financial Statements

        The management of Medtronic, Inc. is responsible for the integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, and as discussed under Critical Accounting Estimates on pages 5-6, the consolidated financial statements reflect estimates based on management’s judgment.

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

Management’s Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of April 28, 2006. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of April 28, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/   Arthur D. Collins, Jr.
Arthur D. Collins, Jr.
Chairman of the Board and Chief Executive Officer

/s/   Gary L. Ellis
Gary L. Ellis
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

        To the Shareholders and Board of Directors of Medtronic, Inc.:

        We have completed integrated audits of Medtronic, Inc.’s April 28, 2006 and April 29, 2005 consolidated financial statements and of its internal control over financial reporting as of April 28, 2006, and an audit of its April 30, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc. and its subsidiaries (the Company) at April 28, 2006 and April 29, 2005, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 28, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

        Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of April 28, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 28, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

/s/   PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 21, 2006

Consolidated  Statements of Earnings

	Fiscal Year
	2006	2005	2004
	(in millions, except per share data)
Net sales	$11,292.0	$10,054.6	$9,087.2

Costs and expenses:
Cost of products sold	2,815.3	2,446.4	2,252.9
Research and development expense	1,112.9	951.3	851.5
Selling, general and administrative expense	3,659.4	3,213.6	2,801.4
Special charges	100.0	—	(4.8)
Certain litigation charges	—	654.4	—
Purchased in-process research and development (IPR&D) charges	363.8	—	41.1
Other expense, net	166.7	290.5	351.0
Interest income, net	(87.4)	(45.1)	(2.8)

Total costs and expenses	8,130.7	7,511.1	6,290.3

Earnings before income taxes	3,161.3	2,543.5	2,796.9
Provision for income taxes	614.6	739.6	837.6

Net earnings	$2,546.7	$1,803.9	$1,959.3

Earnings per share:
Basic	$2.11	$1.49	$1.61

Diluted	$2.09	$1.48	$1.60

Weighted average shares outstanding:
Basic	1,204.5	1,209.0	1,213.7
Diluted	1,217.3	1,220.8	1,225.9

See accompanying notes to the consolidated financial statements.

Consolidated  Balance Sheets

	April 28, 2006	April 29, 2005
	(dollars in millions, except per share data)
Assets
Current assets:
Cash and cash equivalents	$2,994.3	$2,232.2
Short-term investments	3,107.1	1,159.4
Accounts receivable, less allowances of $183.6 and $174.9, respectively	2,429.0	2,292.7
Inventories	1,176.9	981.4
Deferred tax assets, net	196.8	385.6
Prepaid expenses and other current assets	472.5	370.2

Total current assets	10,376.6	7,421.5

Property, plant and equipment, net	1,881.1	1,859.3
Goodwill	4,345.6	4,281.2
Other intangible assets, net	1,592.0	1,018.0
Long-term investments	957.0	1,565.7
Other assets	512.5	471.7

Total assets	$19,664.8	$16,617.4

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$2,436.8	$478.6
Accounts payable	318.6	371.8
Accrued compensation	722.5	542.2
Accrued income taxes	461.1	923.3
Other accrued expenses	466.8	1,064.1

Total current liabilities	4,405.8	3,380.0

Long-term debt	5,486.3	1,973.2
Deferred tax liabilities, net	22.1	478.1
Long-term accrued compensation	188.9	157.9
Other long-term liabilities	179.2	178.7

Total liabilities	10,282.3	6,167.9

Commitments and contingencies (Notes 5, 12 and 13)	—	—

Shareholders’ equity:
Preferred stock-par value $1.00; 2.5 million shares authorized, none
outstanding	—	—
Common stock-par value $0.10; 1.6 billion shares authorized, 1,155,237,090
and 1,210,186,635 shares issued and outstanding, respectively	115.5	121.0
Retained earnings	9,112.2	10,178.5
Accumulated other comprehensive income	154.8	150.0

Total shareholders’ equity	9,382.5	10,449.5

Total liabilities and shareholders’ equity	$19,664.8	$16,617.4

See accompanying notes to the consolidated financial statements.

Consolidated  Statements of Shareholders’ Equity

	Common Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Receivable from Employee Stock Ownership Plan	Total Shareholders’ Equity

	(in millions, except per share data)

Balance April 25, 2003	1,218.1	$121.8	$7,808.4	$(12.1)	$(11.7)	$7,906.4
Net earnings	—	—	1,959.3	—	—	1,959.3
Other comprehensive income
Unrealized gain on investments	—	—	—	2.2	—	2.2
Translation adjustment	—	—	—	80.7	—	80.7
Minimum pension liability	—	—	—	(6.1)	—	(6.1)
Unrealized gain on foreign exchange derivatives	—	—	—	7.3	—	7.3

Total comprehensive income						2,043.4
Dividends paid - $0.29 per share	—	—	(351.5)	—	—	(351.5)
Issuance of common stock under employee benefits and incentive plans	7.5	0.7	240.7	—	—	241.4
Issuance of common stock in connection with acquisition	1.2	0.1	57.4	—	—	57.5
Repurchases of common stock	(17.4)	(1.7)	(878.8)	—	—	(880.5)
Income tax benefit from restricted stock and nonstatutory stock options	—	—	55.4	—	—	55.4
Repayments from employee stock ownership plan	—	—	—	—	4.9	4.9

Balance April 30, 2004	1,209.4	$120.9	$8,890.9	$72.0	$(6.8)	$9,077.0
Net earnings	—	—	1,803.9	—	—	1,803.9
Other comprehensive income
Unrealized loss on investments	—	—	—	(15.9)	—	(15.9)
Translation adjustment	—	—	—	62.8	—	62.8
Minimum pension liability	—	—	—	(5.1)	—	(5.1)
Unrealized gain on foreign exchange derivatives	—	—	—	36.2	—	36.2

Total comprehensive income						1,881.9
Dividends paid - $0.34 per share	—	—	(404.9)	—	—	(404.9)
Issuance of common stock under employee benefits and incentive plans	11.2	1.1	337.8	—	—	338.9
Repurchases of common stock	(10.4)	(1.0)	(510.0)	—	—	(511.0)
Income tax benefit from restricted stock and nonstatutory stock options	—	—	60.8	—	—	60.8
Repayments from employee stock ownership plan	—	—	—	—	6.8	6.8

Balance April 29, 2005	1,210.2	$121.0	$10,178.5	$150.0	$—	$10,449.5
Net earnings	—	—	2,546.7	—	—	2,546.7
Other comprehensive income
Unrealized gain on investments	—	—	—	0.8	—	0.8
Translation adjustment	—	—	—	(13.6)	—	(13.6)
Minimum pension liability	—	—	—	(8.7)	—	(8.7)
Unrealized gain on foreign exchange derivatives	—	—	—	26.3	—	26.3

Total comprehensive income						2,551.5
Dividends paid - $0.39 per share	—	—	(464.8)	—	—	(464.8)
Issuance of common stock under employee benefits and incentive plans	13.9	1.4	516.7	—	—	518.1
Repurchases of common stock	(68.9)	(6.9)	(3,582.1)	—	—	(3,589.0)
Income tax benefit from restricted stock and nonstatutory stock options	—	—	98.9	—	—	98.9
Purchased call options, net of tax benefit	—	—	(698.5)	—	—	(698.5)
Sale of warrants	—	—	516.8	—	—	516.8

Balance April 28, 2006	1,155.2	$115.5	$9,112.2	$154.8	$—	$9,382.5

See accompanying notes to the consolidated financial statements.

Consolidated  Statements of Cash Flows

	Fiscal Year
	2006	2005	2004
	(dollars in millions)
Operating Activities:
Net earnings	$2,546.7	$1,803.9	$1,959.3
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	543.6	463.3	442.6
IPR&D charges	363.8	—	41.1
Special charges	—	—	(4.8)
Certain litigation charges	—	654.4	—
Provision for doubtful accounts	39.3	43.2	70.2
Tax benefit from exercise of stock-based awards	98.9	60.8	55.4
Deferred income taxes	104.7	(142.5)	110.5
Change in operating assets and liabilities:
Accounts receivable	(216.6)	(270.9)	(241.7)
Inventories	(257.1)	(51.3)	127.6
Prepaid expenses and other assets	(85.6)	(107.3)	(97.4)
Accounts payable and accrued liabilities	(968.3)	423.2	326.1
Other long-term liabilities	38.0	(57.4)	56.9

Net cash provided by operating activities	2,207.4	2,819.4	2,845.8

Investing Activities:
Acquisitions, net of cash acquired	(285.2)	(107.9)	(30.9)
Purchase of intellectual property	(837.1)	(10.0)	—
Additions to property, plant and equipment	(407.1)	(452.0)	(424.6)
Sales and maturities of marketable securities	6,626.8	807.5	1,473.2
Purchases of marketable securities	(8,064.5)	(1,805.3)	(2,684.0)
Other investing activities, net	100.5	(35.2)	15.5

Net cash used in investing activities	(2,866.6)	(1,602.9)	(1,650.8)

Financing Activities:
Change in short-term borrowings, net	(18.0)	90.0	(19.5)
Payments on long-term debt	(0.5)	(1.8)	—
Issuance of long-term debt	5,428.4	—	—
Purchase of call options	(1,074.6)	—	—
Sale of warrants	516.8	—	—
Dividends to shareholders	(464.8)	(404.9)	(351.5)
Repurchase of common stock	(3,589.0)	(511.0)	(880.5)
Issuance of common stock	518.1	338.9	241.4

Net cash provided by (used in) financing activities	1,316.4	(488.8)	(1,010.1)
Effect of exchange rate changes on cash and cash equivalents	104.9	(89.2)	(61.3)

Net change in cash and cash equivalents	762.1	638.5	123.6
Cash and cash equivalents at beginning of period	2,232.2	1,593.7	1,470.1

Cash and cash equivalents at end of period	$2,994.3	$2,232.2	$1,593.7

Supplemental Cash Flow Information:
Cash paid during the year for:
Income taxes	$860.2	$551.8	$490.9
Interest	108.7	55.1	56.9
Supplemental Noncash Investing and Financing Activities:
Issuance of common stock in connection with an acquisition	$—	$—	$57.5
Reclassification of debentures from short-term to long-term debt	—	1,973.2	—
Reclassification of debentures from long-term to short-term debt	1,971.4	—	1,973.8

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

(dollars in millions, except per share data)

1.      Summary of Significant Accounting Policies

        Nature of Operations   Medtronic, Inc. (Medtronic or the Company) is the global leader in medical technology, alleviating pain, restoring health and extending life for millions of people around the world. The Company provides innovative products and therapies for use by medical professionals to meet the healthcare needs of their patients. Primary products include those for heart and vascular disease, neurological disorders, chronic pain, spinal disorders, diabetes, urologic and digestive system disorders and ear, nose and throat disorders.

        The Company is headquartered in Minneapolis, Minnesota, and markets its products primarily through a direct sales force in the United States (U.S.) and a combination of direct sales representatives and independent distributors in international markets. The primary markets for products are the U.S., Western Europe, and Japan.

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

        Fiscal Year-End   The Company utilizes a 52/53-week fiscal year, ending the last Friday in April. Fiscal year 2004 was a 53-week year. As a result of the additional week, the Company’s 2004 fiscal year and fourth quarter included 53 and 14 weeks, respectively, as opposed to 52 and 13 weeks, respectively, in both fiscal years 2006 and 2005. The Company’s fiscal years 2006, 2005 and 2004 ended on April 28, 2006, April 29, 2005 and April 30, 2004, respectively.

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

        Investments   Investments in marketable equity securities and debt securities are classified and accounted for as available-for-sale (AFS) at April 28, 2006 and April 29, 2005. AFS debt securities are recorded at fair value in both short-term and long-term investments and AFS equity securities are recorded at fair value in long-term investments in the consolidated balance sheets. The change in fair value for AFS securities is recorded, net of taxes, as a component of accumulated other comprehensive income in the consolidated balance sheets. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

        Certain of the Company’s investments in equity securities are long-term, strategic investments in companies that are in varied stages of development. The Company accounts for these investments under the cost or the equity method of accounting, as appropriate. The valuation of equity securities accounted for under the cost method considers all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. If an unrealized loss for any investment is considered to be other-than-temporary, the loss will be recognized in the consolidated statements of earnings in the period the determination is made. Equity securities accounted for under the equity method are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss and dividends paid. Equity securities accounted for under both the cost and equity methods are reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company’s investment may not be recoverable. In fiscal year 2006 the Company recognized $41.7 of expense associated with impairments on equity securities. As of April 28, 2006 and April 29, 2005, the Company has $190.4 and $241.6, respectively, of equity securities, which are recorded as long-term investments in the consolidated balance sheets. Of these investments, $176.1 and $230.7, respectively, represent investments in companies that do not have quoted market prices.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Accounts Receivable   The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. Uncollectible accounts are written-off against the allowance when it is deemed that a customer account is uncollectible. The allowance for doubtful accounts was $183.6 at April 28, 2006 and $174.9 at April 29, 2005.

        Inventories    Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances are as follows:

	April 28, 2006	April 29, 2005

Finished goods	$736.1	$606.9
Work in process	196.7	148.0
Raw materials	244.1	226.5

Total	$1,176.9	$981.4

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

	April 28, 2006	April 29, 2005	Lives (in years)

Land and land improvements	$91.8	$85.3	Up to 20
Buildings and leasehold improvements	954.7	891.0	Up to 40
Equipment	2,513.4	2,363.1	3-7
Construction in progress	234.2	289.2	—

Subtotal	3,794.1	3,628.6
Less: Accumulated depreciation	(1,913.0)	(1,769.3)

Property, plant and equipment, net	$1,881.1	$1,859.3

        Depreciation expense of $369.2, $335.5 and $326.5 was recognized in fiscal years 2006, 2005 and 2004, respectively.

        Goodwill   Goodwill is the excess of purchase price of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized. Goodwill is tested for impairment annually and when an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. An impairment loss is recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimated fair value is determined using discounted future cash flows analysis. The Company completed its annual goodwill impairment test in the third quarter of fiscal years 2006, 2005 and 2004 and determined that no goodwill was impaired.

        Intangible Assets   Intangible assets include patents, trademarks and purchased technology. Intangible assets with a definite life are amortized on a straight-line or accelerated basis, as appropriate, with estimated useful lives ranging from 3 to 20 years. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. Impairment is calculated as the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted future cash flows analysis.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Warranty Obligation   The Company offers a warranty on various products. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the costs to repair or otherwise satisfy the claim. The Company includes the covered costs associated with field actions, if any, in warranty expense.

        Changes in the Company’s product warranty obligations during the years ended April 28, 2006 and April 29, 2005 consisted of the following:

Balance April 30, 2004	$35.5
Warranty claims provision	50.1
Settlements made	(42.7)

Balance April 29, 2005	42.9

Warranty claims provision	47.1
Settlements made	(48.6)

Balance April 28, 2006	$41.4

        Self-Insurance   It is the Company’s policy to self-insure the vast majority of its insurable risks including medical and dental costs, disability coverage, physical loss to property, business interruptions, workers’ compensation, comprehensive general, director and officer and product liability. Insurance coverage is obtained for those risks required to be insured by law or contract. A provision for losses under the self-insured program is recorded and revised quarterly. Additionally, the Company uses claims data and historical experience to estimate current medical and dental liabilities. Based on historical loss trends, the Company believes that its self-insurance program accruals are adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on the Company’s consolidated financial statements.

        Retirement Benefit Plan Assumptions   The Company sponsors various retirement benefit plans, including defined benefit pension plans, defined contribution savings plans, post-retirement medical plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. Pension benefit and post-retirement medical plan costs include assumptions for the discount rate, retirement age, compensation rate increases, and the expected return on plan assets. Post-retirement medical plan costs also incorporate healthcare cost trend rate assumptions. Refer to Note 11 for additional information regarding the Company’s retirement benefit plans.

        Annually, the Company evaluates the discount rate, retirement age, compensation rate increases, expected return on plan assets and healthcare cost trend rates of its pension benefit and post-retirement medical plans. In evaluating these assumptions, many factors are considered, including an evaluation of assumptions made by other companies, historical assumptions compared to actual results, current market conditions, asset allocations and the views of leading financial advisors and economists. In evaluating the expected retirement age assumption, the Company considers the retirement ages of past employees eligible for pension and medical benefits together with expectations of future retirement ages.

        It is reasonably possible that changes in these assumptions will occur in the near term and, due to the uncertainties inherent in setting assumptions, the effect of such changes could be material to the Company’s consolidated financial statements.

        Revenue Recognition   The Company sells its products primarily through a direct sales force and a combination of direct sales representatives and independent distributors in international markets. Accordingly, a significant portion of the Company’s revenue is generated from inventory maintained at hospitals or with field representatives. For these products, revenue is recognized at the time the Company is notified that the product has been used or implanted. Estimated revenue is accrued as of a period end for products that have been implanted, but for which the Company has not yet been notified. For all other transactions, the Company recognizes revenue when title to the goods and risk of loss transfer to customers providing there are no remaining performance obligations required of the Company or any matters requiring customer acceptance. In cases where the Company utilizes distributors or ships product directly to the end user, it recognizes revenue upon shipment provided all revenue recognition criteria have been met. The Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

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

        Other Expense, Net   Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses and impairment charges on equity securities.

        Stock-Based Compensation   The Company accounts for stock-based employee compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” and related Interpretations. Accordingly, the Company would record compensation expense if the quoted market price on the date of grant exceeds the exercise price. Compensation expense for stock options and other equity based awards is calculated as the number of options or shares granted multiplied by the amount the market price exceeds the exercise price. The Company’s practice is to grant options with an exercise price equal to the market value on the effective date of the award, as established by the Compensation Committee of the Board of Directors for executive management and the effective date of the award as established by the Internal Stock Committee for awards to all other employees. The majority of these grants are made each year at the end of the second fiscal quarter. For options or shares with a vesting period, the expense is recognized over the vesting period. Compensation expense is recognized immediately for options or shares that are fully vested on the date of grant. The Company has not recognized any stock option related employee compensation expense during each of the last three fiscal years. Stock-based compensation expense included in reported net earnings relates primarily to restricted stock awards. Performance shares are expensed over the performance period based on the probability of achieving the performance objectives.

        The table below illustrates the effect on net earnings and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), to all stock-based compensation for each of the last three fiscal years:

	Fiscal Year
	2006	2005	2004

Net earnings as reported	$2,546.7	$1,803.9	$1,959.3
Add: Stock-based compensation expense included in reported net earnings (1)	16.4	12.3	8.4
Deduct: Stock-based compensation expense determined under fair value method for all awards(1)	(142.3)	(223.7)	(180.6)

Pro forma	$2,420.8	$1,592.5	$1,787.1

Basic Earnings Per Share:
As reported	$2.11	$1.49	$1.61
Pro forma	2.01	1.32	1.47

Diluted Earnings Per Share:
As reported	$2.09	$1.48	$1.60
Pro forma	1.98	1.31	1.46

(1)	Compensation expense is net of related tax effects.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        In fiscal year 2005, in response to numerous external factors, including rising medical benefit costs and evolving workforce demographics, the Company completed an extensive study to realign its portfolio of employee benefits. As a result of this study and the planned changes to employee benefits, including the cessation of the Employee Stock Ownership Plan contribution at the end of fiscal year 2005 and changes to both the U.S. defined benefit pension and post-retirement medical plans, the Company awarded fully vested, nonqualified stock options to eligible employees as part of its annual broad employee-based stock option award, which took place during the second quarter of fiscal year 2005. Due to the immediate vesting provisions, this award, with an aggregate fair value, net of tax, of $64.2, resulted in increased pro forma compensation expense for the fiscal year ended April 29, 2005 as compared to the typical grant that is expensed over a four-year vesting period. Executive officers who received stock options in connection with the fiscal year 2005 annual grant did not receive fully vested awards, but instead received awards subject to the Company’s standard policy on option vesting, which is generally over a four-year period. The broad employee-based stock option award granted in fiscal year 2006 carried the standard four-year vesting provisions.

        For purposes of the pro forma disclosures above, the weighted average fair value per stock option granted in fiscal years 2006, 2005 and 2004 was $15.53, $8.50 and $11.94, respectively. The lower fair value per stock option granted for fiscal year 2005 resulted from the fully vested stock option award mentioned previously. To determine the expected option term of the fully vested options, the Company performed an analysis on the average holding period of options from the vesting date to the exercise date. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year
	2006	2005	2004

Assumptions
Risk-free interest rate	4.28%	3.34%	3.14%
Expected dividend yield	0.69%	0.67%	0.62%
Annual volatility factor	25.0%	22.5%	22.8%
Expected life of options	5 years	3 years	5 years

        Most of the Company’s stock option awards provide for immediate vesting upon retirement, death or disability of the participant. The Company has traditionally accounted for the pro forma compensation expense related to stock-based awards made to retirement eligible individuals using the nominal vesting period of the grant. The nominal vesting approach requires recognition of the compensation expense over the vesting period except in the instance of the participants’ actual retirement. The FASB clarified the accounting for stock-based awards made to retirement eligible individuals with the issuance of SFAS No. 123(R), “Share Based Payment” (SFAS No. 123(R)). SFAS No. 123(R) explicitly provides that the vesting period for a grant made to a retirement eligible employee is considered non-substantive and should be ignored when determining the period over which the award should be expensed. Upon adoption of SFAS No. 123(R) in the first quarter of fiscal year 2007, the Company will be required to expense stock-based awards over the period between grant date and retirement eligibility or immediately if the employee is retirement eligible at the date of grant. If the Company had historically accounted for stock-based awards made to retirement eligible individuals under the requirements of SFAS No. 123(R), the pro forma expense disclosed above would have been increased by $2.3 in fiscal year 2006 and decreased by $16.2 and $6.8 in fiscal years 2005 and 2004, respectively.

        Foreign Currency Translation   Assets and liabilities are translated to U.S. dollars at period-end exchange rates, and the resulting gains and losses arising from the translation of net assets located outside the U.S. are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive income in the consolidated balance sheets. Elements of the consolidated statements of earnings are translated at average exchange rates in effect during the period and foreign currency transaction gains and losses are included in other expense, net in the consolidated statements of earnings.

        Comprehensive Income and Accumulated Other Comprehensive Income   In addition to net earnings, comprehensive income includes changes in foreign currency translation adjustments (including the change in current exchange rates, or spot rates, of net investment hedges), unrealized gains and losses on foreign exchange derivative contracts qualifying and designated as cash flow hedges, minimum pension liabilities, and unrealized gains and losses on available-for-sale marketable securities. Comprehensive income in fiscal years 2006, 2005 and 2004 was $2,551.5, $1,881.9 and $2,043.4, respectively.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Presented below is a summary of activity for each component of accumulated other comprehensive income for fiscal years 2006, 2005 and 2004:

	Unrealized Gain (Loss) on Investments	Cumulative Translation Adjustment	Minimum Pension Liability	Unrealized Gain (Loss) on Foreign Exchange Derivatives	Accumulated Other Comprehensive Income/(Loss)

Balance April 25, 2003	$(1.0)	$47.4	$(4.2)	$(54.3)	$(12.1)
Period Change	2.2	80.7	(6.1)	7.3	84.1

Balance April 30, 2004	1.2	128.1	(10.3)	(47.0)	72.0
Period Change	(15.9)	62.8	(5.1)	36.2	78.0

Balance April 29, 2005	(14.7)	190.9	(15.4)	(10.8)	150.0
Period Change	0.8	(13.6)	(8.7)	26.3	4.8

Balance April 28, 2006	$(13.9)	$177.3	$(24.1)	$15.5	$154.8

        Translation adjustments are not adjusted for income taxes as substantially all translation adjustments relate to permanent investments in non-U.S. subsidiaries. The tax expense on the unrealized gain on derivatives in fiscal years 2006, 2005 and 2004 was $14.3, $21.3 and $2.9, respectively. The tax benefit on the minimum pension liability was $4.7, $2.7 and $3.3 in fiscal years 2006, 2005 and 2004, respectively. The tax benefit/(expense) on the unrealized gain/(loss) on investments in fiscal years 2006, 2005 and 2004 was $(0.8), $8.9 and $(1.2), respectively.

        Derivatives   SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, requires companies to recognize all derivatives as assets and liabilities on the balance sheet and to measure the instruments at fair value through earnings unless the derivative qualifies as a hedge. If the derivative is a hedge, depending on the nature of the hedge and hedge effectiveness, changes in the fair value of the derivative will either be recorded currently through earnings or recognized in accumulated other comprehensive income in the consolidated balance sheets until the hedged item is recognized in earnings. The changes in the fair value of the derivative will offset the change in fair value of the hedged asset, liability, net investment or probable commitment. The Company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

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

        Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. Changes in value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income in the consolidated balance sheets until earnings are affected by the variability of the underlying cash flows. At that time, the applicable amount of gain or loss from the derivative instrument, that is deferred in shareholders’ equity, is reclassified to earnings and is included in other expense, net or cost of products sold in the consolidated statements of earnings, depending on the underlying transaction that is being hedged.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        The purpose of net investment hedges is to hedge the long-term investment (equity) in foreign operations. The gains and losses related to the change in the forward exchange rates of the net investment hedges are recorded currently in earnings as other expense, net. The gains and losses based on changes in the current exchange rates, or spot rates, are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive income.

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

        Earnings Per Share   Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased from the proceeds from issuance of the potentially dilutive shares. Potentially dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan. As a result of the adoption of Emerging Issues Task Force (EITF) No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share,” the computation of diluted earnings per share for fiscal years 2006 and 2005 includes approximately 700,000 shares related to the 1.25 percent Contingent Convertible Debentures (Old Debentures) (see Note 5). As required, diluted shares outstanding for fiscal year 2004 were also restated to include these shares. However, the inclusion of the shares issuable upon conversion of the Old Debentures did not impact diluted earnings per share as previously reported (see Note 5).

        The table below sets forth the computation of basic and diluted earnings per share (shares in millions):

	Fiscal Year
	2006	2005	2004

Numerator:
Net earnings	$2,546.7	$1,803.9	$1,959.3

Denominator:
Basic-weighted average shares outstanding	1,204.5	1,209.0	1,213.7
Effect of dilutive securities:
Employee stock options	10.4	9.6	10.0
Shares issuable upon conversion of Old Debentures	0.7	0.7	0.7
Other	1.7	1.5	1.5

Diluted-weighted average shares outstanding	1,217.3	1,220.8	1,225.9

Basic earnings per share	$2.11	$1.49	$1.61

Diluted earnings per share	$2.09	$1.48	$1.60

        The calculation of weighted average diluted shares outstanding excludes options for approximately 12 million, 11 million and 14 million common shares in fiscal years 2006, 2005 and 2004, respectively, as the exercise price of those options was greater than the average market price, resulting in an anti-dilutive effect on diluted earnings per share.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

New Accounting Standards

        In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” (FSP FAS 115-1) which replaces the measurement and recognition guidance set forth in EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” and codifies certain existing guidance on investment impairment. FSP FAS 115-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell the security has not been made, and also provides guidance on the subsequent accounting for an impaired debt security. FSP FAS 115-1 was effective for the Company beginning in the fourth quarter of fiscal year 2006. Adoption of FSP FAS 115-1 did not have a material impact on the Company’s consolidated earnings, financial condition or cash flows.

        In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4,” which adopts wording from the International Accounting Standards Board’s (IASB) IAS 2 “Inventories” in an effort to improve the comparability of cross-border financial reporting. The FASB and IASB both believe the standards have the same intent; however, an amendment to the wording was adopted to avoid inconsistent application. The new standard indicates that abnormal freight, handling costs, and wasted materials (spoilage) are required to be treated as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that fixed production overhead should be allocated based on the normal capacity of a production facility. The Statement is effective for the Company beginning in fiscal year 2007. Adoption is not expected to have a material impact on the Company’s consolidated earnings, financial condition or cash flows.

        In December 2004, the FASB issued SFAS No. 123(R), “Share Based Payment.” This Statement is a revision of SFAS No. 123, and supersedes APB Opinion No. 25. SFAS No. 123(R) requires the recognition of the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments that are forfeited because employees do not render the required service period. As permitted by SFAS No. 123, the Company currently accounts for stock-based payments to employees using the intrinsic value method under APB Opinion No. 25 and, as such, generally recognizes no compensation expense for employee stock options.

        In April 2005, the Securities and Exchange Commission (SEC) issued release No. 33-8568 which delayed the implementation of SFAS No. 123(R). The Statement is effective for the Company beginning in the first quarter of fiscal year 2007. The Company intends to adopt SFAS No. 123(R) using the “modified prospective” method of application. Under the “modified prospective” method, compensation cost is recognized prospectively for both new grants issued subsequent to the date of adoption, and all unvested awards outstanding at the date of adoption. Accordingly, the adoption of the fair value method under SFAS No. 123(R) will have a significant impact on the Company’s consolidated earnings, although it will not have a material impact on the Company’s financial condition or cash flows. Based on unvested stock-based awards currently outstanding, the expense associated with the employee stock purchase plan and anticipated fiscal year 2007 grants, the effect of adopting SFAS No. 123(R) is expected to reduce the Company’s after-tax net earnings by $140.0 – $150.0 in fiscal year 2007. The total expense recorded in future periods will depend on several variables, including the number of stock-based awards granted, the vesting period, the number of grants that ultimately vest, the number of awards granted to retirement eligible individuals and the fair value assigned to those awards.

        In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN No. 47). This Interpretation clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” and requires a liability to be recorded for a conditional obligation if the fair value of the obligation can be reasonably estimated. FIN No. 47 maintains the notion of a liability being recognized when a legal obligation exists, but clarifies the timing of accrual recognition. This Interpretation was effective for the Company beginning in the fourth quarter of fiscal year 2006. Adoption did not have a material impact on the Company’s consolidated earnings, financial condition or cash flows.

        In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154), a replacement of APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes.” SFAS No. 154 changes the requirements related to accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle and changes required by a new accounting pronouncement, in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle versus the previous guidance which allowed the recording of the impact of an accounting change in the current period’s net income as a cumulative effect adjustment. The Statement is effective for the Company beginning in fiscal year 2007. Adoption is not expected to have a material impact on the Company’s consolidated earnings, financial condition or cash flows.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

2.      Acquisitions and IPR&D Charges

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

        Fiscal Year 2006

        On August 26, 2005, the Company acquired all the outstanding stock of Image-Guided Neurologics, Inc. (IGN), a privately held company. Prior to the acquisition, the Company had an equity investment in IGN, which was accounted for under the cost method of accounting. IGN specialized in precision navigation and delivery technologies for brain surgery. The IGN product line includes the NexFrame disposable, “frameless” sterotactic head frame, which is used in conjunction with image-guided surgery systems during deep brain stimulation. This acquisition complements the Company’s position in deep brain stimulation by offering instruments that simplify the procedure for surgeons and improve patient comfort during surgery.

        The total consideration for IGN was approximately $65.1, which includes $57.9 in net cash paid. The $57.9 in net cash paid results from the $65.1 in consideration less the value of the Company’s prior investment in IGN and IGN’s existing cash balance. As a result of the acquisition of IGN, the Company acquired $22.3 of intangible assets of which $22.2 are technology-based intangible assets that have an estimated useful life of 12 years. Goodwill of $41.5 related to the acquisition was assigned entirely to the Neurological operating segment. This goodwill is not deductible for tax purposes.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$3.1
Property, plant and equipment	0.5
Other intangible assets	22.3
Goodwill	41.5

Total assets acquired	67.4

Current liabilities	1.3
Deferred tax liability – long term	1.0

Total liabilities assumed	2.3

Net assets acquired	$65.1

        On July 1, 2005, the Company acquired all of the outstanding stock of Transneuronix, Inc. (TNI), a privately held company. Prior to the acquisition, the Company had an equity investment in TNI, which was accounted for under the cost method of accounting. TNI focused on the treatment of obesity by stimulation of the stomach with an implantable gastric stimulator, known as the Transcend device. This acquisition is expected to complement the Company’s formation of a new business unit, Emerging Therapies, and the Company’s strategy to deliver therapeutic solutions for the worldwide challenges of obesity. Emerging Therapies is part of the Neurological operating segment.

        The consideration for TNI was approximately $268.7, which included $227.3 in net cash paid. The $227.3 in net cash paid resulted from the $268.7 in consideration less the value of the Company’s prior investment in TNI and TNI’s existing cash balance. The purchase price is subject to increases which would be triggered by the achievement of certain milestones.

        As a result of the acquisition of TNI, the Company acquired $54.6 of intangible assets of which $54.4 are technology-based intangible assets that have an estimated useful life of 15 years and $168.7 of IPR&D that was expensed on the date of acquisition related to a product being developed for the treatment of obesity by stimulation of the stomach, that had not yet reached technological feasibility and had no future alternative use. Goodwill of $50.5 related to the acquisition was assigned entirely to the Neurological operating segment. This goodwill is not deductible for tax purposes.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$13.6
Other intangible assets	54.6
IPR&D	168.7
Goodwill	50.5

Total assets acquired	287.4

Current liabilities	14.1
Deferred tax liability – long-term	4.6

Total liabilities assumed	18.7

Net assets acquired	$268.7

        The pro forma impact of the IGN and TNI acquisitions was not significant, individually or in the aggregate, to the results of the Company for fiscal year ended April 28, 2006. The results of operations related to each company have been included in the Company’s consolidated statements of earnings since the date each company was acquired.

        On May 18, 2005, the Company acquired substantially all of the spine-related intellectual property and related contracts, rights, and tangible materials owned by Gary Michelson, M.D. and Karlin Technology, Inc. (Michelson) and settled all outstanding litigation and disputes between Michelson and the Company. The acquired patents pertain to novel spinal technology and techniques that have both current application and the potential for future patentable commercial products. The agreement requires total consideration of $1,350.0 for the purchase of a portfolio of more than 100 issued U.S. patents, over 110 pending U.S. patent applications and numerous foreign counterparts to these patents and patent applications, and the settlement of all ongoing litigation. A value of $550.0 was assigned to the settlement of past damages between the parties and was recorded as an expense in the fourth quarter of fiscal year 2005. The remaining consideration, including $2.6 of direct acquisition costs, was allocated between $627.5 of acquired technology based intangible assets that have a useful life of 17 years and $175.1 of IPR&D that was expensed on the date of acquisition related to spinal technology based devices that had not yet reached technological feasibility and had no future alternative use. The patents pertain to novel spinal technology and techniques that have the potential for future patentable commercial products in the area of spinal surgery. During the first quarter of fiscal year 2006, the Company paid $1,320.0 and committed to three future installments of $10.0 to be paid in May 2006, 2007, and 2008. The first installment of $10.0 was paid in May 2006.

        During the first quarter of fiscal year 2006, the Company also entered into a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. Under the terms of the agreement, the two companies cross-licensed patents and patent applications of neurological technology related to direct electrical stimulation or monitoring of the brain. On the date of the agreement, $20.0 was expensed as IPR&D related to the licensed technology since technological feasibility of the project had not yet been reached and had no future alternative use. This licensed technology is expected to enhance the Company’s ability to further develop and expand its therapies for neurological disorders.

        Fiscal Year 2005

        On November 1, 2004, the Company acquired all of the outstanding stock of Angiolink Corporation (Angiolink), a privately held company that developed wound closure devices for vascular procedures. Angiolink’s EVS (Expanding Vascular Stapling) Vascular Closure System, which has received U.S. Food and Drug Administration (FDA) approval, is engineered to close the femoral artery access site after vascular procedures, such as diagnostic angiography, balloon angioplasty and stenting. The EVS system provides safe and effective mechanical closure of arterial puncture sites without disturbing the lumen, or interior, of the targeted vessel. This acquisition provided the Company an additional vascular closure offering to the current closure product — the non-invasive Clo-Sur P.A.D. The net consideration paid for Angiolink was approximately $42.3 in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones. The net cash purchase price of $42.3 is the net difference of the $45.2 purchase price, including direct acquisition costs, less $2.9 of acquired cash.

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

        The following table summarizes the allocation of the Angiolink purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$3.1
Property, plant and equipment	0.6
Other intangible assets	62.5
Goodwill	11.2
Deferred tax asset – long-term	5.0

Total assets acquired	82.4

Current liabilities	2.8
Deferred tax liability – long-term	34.4

Total liabilities assumed	37.2

Net assets acquired	$45.2

        On August 25, 2004, the Company acquired substantially all of the assets of Coalescent Surgical, Inc. (Coalescent). Coalescent developed the U-Clip Anastomotic Device and the SPYDER Proximal Anastomotic Device. The U-Clip device creates high-quality anastomoses (a seamless connection) without sutures and is primarily used in coronary artery bypass surgery. The SPYDER device automatically deploys a series of U-Clip devices when attaching the bypass graft to the aorta. This acquisition complemented the Company’s surgical product line and strategy to develop technologies to promote surgical procedures that produce better patient outcomes, and reduce trauma and hospitalization. The consideration paid for Coalescent was approximately $65.1 in cash, including a $5.0 milestone payment made in March 2005 for the successful transition of product and technology to the Company following the acquisition and a $6.0 payment made in December 2005 related to the release of an indemnification escrow established at the date of acquisition.

        In connection with the acquisition of Coalescent, the Company acquired $42.2 of technology-based intangible assets that have an estimated useful life of 12 years, $1.5 of other intangible assets with an estimated useful life of 5 years, and $18.0 of goodwill, including the $5.0 milestone payment and $6.0 payment related to the release of the indemnification escrow. The goodwill was assigned entirely to the Cardiac Surgery operating segment and is deductible for tax purposes.

        The following table summarizes the allocation of the Coalescent purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$2.6
Property, plant and equipment	1.3
Other intangible assets	43.7
Goodwill	18.0

Total assets acquired	65.6

Current liabilities	0.5

Total liabilities assumed	0.5

Net assets acquired	$65.1

        The pro forma impact of the Angiolink and Coalescent acquisitions was not significant, individually or in the aggregate, to the results of operations of the Company for the fiscal year ended April 29, 2005. The results of operations related to each company acquired have been included in the Company’s consolidated statements of earnings since the date each company was acquired.

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

        On November 19, 2003, the Company acquired all of the outstanding stock of Vertelink Corporation (Vertelink). Vertelink was a privately held development stage company that developed materials and techniques for over-the-wire spinal fixation devices that can achieve multi-level stabilization of the cervical, thoracic and lumbar spine. Key Vertelink products include the KOBRA Fixation System and the SST Spinal Fixation System. Both systems permit surgeons to place spinal instrumentation utilizing tissue-sparing, minimally invasive methods.

        The consideration paid for Vertelink was approximately $28.1 in cash, including two $3.0 milestone payments made in fiscal year 2005. The purchase price remains subject to purchase price increases, which would be triggered by the achievement of certain milestones. In connection with the acquisition the Company has allocated $22.0 of the costs to IPR&D, which was expensed on the date of the acquisition related to spinal fixation devices that had not yet reached technological feasibility and had no future alternative use, and the remaining amount to fixed assets and other intangible assets. At the time of the acquisition, the KOBRA Fixation System was being reviewed by the FDA for 510(k) approval, which was subsequently obtained during the third quarter of fiscal year 2004. The technology will be adapted for use in manufacturing spinal fixation devices that can achieve multi-level stabilization of the cervical, thoracic and lumbar spine. Prior to the acquisition, the Company did not have a comparable product under development. The acquisition of Vertelink enhanced the strategic initiative of the Company’s Spinal business that focuses on Minimal Access Spinal Technologies (MAST). In the third and fourth quarters of fiscal year 2005, Vertelink obtained FDA approval for the KOBRA II System and CE Mark approval for the SST Spinal Fixation System, respectively. As a result of attaining these approvals two existing milestone payments in the purchase agreement were triggered requiring the Company to pay the additional consideration of $6.0 in cash during fiscal year 2005. The $6.0 was allocated between technology-based intangible assets of $10.0 and an offsetting long-term deferred tax liability of $4.0.

        On September 10, 2003, the Company acquired substantially all of the assets of TransVascular, Inc. (TVI). Prior to the acquisition, the Company had an equity investment in TVI, which was accounted for under the cost method of accounting. TVI developed and marketed the Pioneer Catheter (formerly the CrossPoint TransAccess Catheter System), a proprietary delivery technology for several current and potential intravascular procedures, such as the potential ability to deliver therapeutic agents, including cells, genes and drugs to precise locations within the vascular system. The Pioneer Catheter received FDA 510(k) clearance in 2002 and is indicated to facilitate the positioning and placement of catheters within the peripheral vasculature. This strategic acquisition complemented the Company’s commitment to advance therapies and treatments by combining biologic and device therapies.

        The consideration paid was approximately $58.7 subject to purchase price increases, which would be triggered by the achievement of certain milestones. The initial consideration included approximately 1.2 million shares of Medtronic common stock valued at $57.5, the Company’s prior investment in TVI and acquisition-related costs. The Medtronic common shares were valued based on the average of Medtronic’s trading share prices several days before and after the date when the trading share prices to be issued became known. In connection with the acquisition of TVI, the Company acquired $27.3 of technology-based intangible assets that have an estimated useful life of 15 years and $1.9 of IPR&D that was expensed on the date of acquisition related to a cell and agent delivery device that had not yet reached technological feasibility and had no future alternative use. Prior to the acquisition, the Company did not have a comparable product under development. Goodwill of $31.9 related to the acquisition was assigned entirely to the Vascular operating segment.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        The following table summarizes the allocation of the TVI purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$0.6
Property, plant and equipment	0.1
Other intangible assets	27.3
IPR&D	1.9
Goodwill	31.9
Deferred tax asset – long-term	8.4

Total assets acquired	70.2

Current liabilities	0.6
Deferred tax liability – long-term	10.9

Total liabilities assumed	11.5

Net assets acquired	$58.7

        The pro forma impact of the results of Radius, Premier Tool, Vertelink and TVI was not significant, individually or in the aggregate, to the results of the Company for the fiscal year ended April 30, 2004. The goodwill recorded as a result of these acquisitions is not deductible for tax purposes. The results of operations related to each entity, or portion of the company, acquired have been included in the Company’s consolidated statements of earnings since the date of acquisition.

        Contingent Consideration    Certain of the Company’s business combinations involve the potential for the payment of future contingent consideration upon the achievement of certain product development milestones and/or various other favorable operating conditions. While it is not certain if and/or when these payments will be made, the Company has developed an estimate, based upon its evaluation of the latest available information (e.g. trial results, product launch, dates and nature of milestone targets, etc.), of the potential contingent consideration for each of its acquisitions with an outstanding potential obligation. At April 28, 2006, the estimated potential amount of future contingent consideration that the Company is expected to make associated with all business combinations is approximately $81.0. This estimated potential payment amount reflects results announced in the third quarter of fiscal year 2006 of the Screened Health Assessment and Pacer Evaluation clinical trial for the evaluation of implantable gastric stimulation for the management of obesity, including the resulting delay in the Company’s anticipated receipt of U.S. FDA regulatory approval for such treatment. The milestones associated with the contingent consideration must be reached in future periods ranging from fiscal years 2007 to 2012 in order for the consideration to be paid.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

3.      Financial Instruments and Investments

        Investments   The carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

Information regarding the Company’s short-term and long-term investments is as follows:

	Fiscal Year
	2006		2005		2004
	Debt	Equity	Debt	Equity	Debt	Equity

Cost	$3,900.9	$184.5	$2,506.3	$240.9	$1,563.7	$224.6
Gross unrealized gains	0.3	6.0	1.5	2.8	0.2	15.2
Gross unrealized losses	(27.5)	(0.1)	(24.3)	(2.1)	(12.3)	(1.3)

Fair value	$3,873.7	$190.4	$2,483.5	$241.6	$1,551.6	$238.5

Proceeds from sales	$6,625.0	$1.8	$790.3	$17.2	$1,445.1	$28.1

Net gains/(losses) realized	$(1.3)	$0.2	$(0.7)	$11.3	$3.0	$14.3

Impairment losses recognized	$2.6	$41.7	$—	$6.2	$—	$28.3

        As of April 28, 2006, the Company has $1,132.4 in debt securities that have been in an unrealized loss position for more than twelve months. The aggregate amount of unrealized losses for these investments is $20.7. These investments are in high quality, investment grade securities but are currently in a loss position due to recent increases in interest rates. The Company considers these unrealized losses temporary as it has the intent and ability to hold these investments long enough to avoid realizing any significant losses. The total fair value of all investments currently in an unrealized loss position as of April 28, 2006 is $2,086.5.

        As of April 28, 2006, the aggregate carrying amount of equity securities accounted for using the cost or equity method was $176.1. The total carrying value of these investments is reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company’s investment may not be recoverable. The fair value of cost or equity method investments is not estimated if there are no identified events or changes in circumstances that may have material adverse effect on the fair value of the investment.

        Gains and losses recognized on AFS debt instruments are recorded as interest (income)/expense in the consolidated statements of earnings. Gains and losses recognized on equity instruments are recorded in other expense, net in the consolidated statements of earnings. Gains and losses from the sale of investments are calculated based on the specific identification method.

        In the third quarter of fiscal year 2004, the Company began lending certain fixed income securities to enhance its investment income. These lending activities are collateralized at an average rate of 102%, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 28, 2006 and April 29, 2005 was $361.8 and $361.3, respectively.

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

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Notional amounts of these contracts outstanding at April 28, 2006 and April 29, 2005 were $1,560.6 and $2,894.0, respectively. All derivative instruments are recorded at fair value in the consolidated balance sheets, as a component of prepaid expenses and other current assets, other assets, other accrued expenses, or other long-term liabilities depending upon the gain or loss position of the contract and contract maturity date. Aggregate foreign currency gains/(losses) were $52.3, $(98.3) and $(177.8), in fiscal years 2006, 2005 and 2004, respectively. These gains/(losses), which were offset by gains/(losses) on the related assets, liabilities, and transactions being hedged, were recorded in either other expense, net or cost of products sold in the consolidated statements of earnings. As a result of hedging inventory-related forecasted transactions, the Company recognized gains/(losses) of $(39.6) and $36.6 in cost of products sold in the consolidated statements of earnings in fiscal year 2006 and 2005, respectively; the remaining $91.9 and $(134.9) gain/(loss) was recognized in other expense, net in the consolidated statements of earnings for fiscal year 2006 and 2005, respectively.

        Freestanding derivative forward contracts are used to offset the Company’s exposure to the change in value of certain foreign currency intercompany assets and liabilities. These derivatives are not designated as hedges, and, therefore, changes in the value of these forward contracts are recognized currently in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities. The aggregate foreign currency transaction gains/(losses) were $(3.0), $5.7 and $11.1 in fiscal years 2006, 2005 and 2004, respectively, and are recognized in other expense, net in the consolidated statements of earnings.

        Net investment hedges are used to hedge the long-term investment (equity) in foreign operations. Net gains/(losses) related to changes in the current rates, or spot rates, were $56.7, $(83.0) and $(60.1) during fiscal years 2006, 2005 and 2004, respectively, and recorded as a cumulative translation adjustment, a component of accumulated other comprehensive income in the consolidated balance sheets. Net gains associated with changes in forward rates of the contracts totaled $14.9, $8.4 and $8.4 in fiscal years 2006, 2005 and 2004, respectively, and are reflected in other expense, net in the consolidated statements of earnings.

        Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions, denominated in a foreign currency, that will take place in the future. Net unrealized gains/(losses) related to the Company’s outstanding cash flow hedges totaled $15.5 and $(10.8) in fiscal years 2006 and 2005, respectively, and were recorded in accumulated other comprehensive income in the consolidated balance sheets. During fiscal years 2006, 2005 and 2004, the Company’s net gains/(losses) related to the settlement of cash flow hedges were $40.4, $(112.4) and $(197.3), respectively. In fiscal year 2006, 2005 and 2004, gains/(losses) of $80.0, $(149.0) and $(206.7) were recorded as other expense, net and offsetting gains/(losses) of $(39.6), $36.6 and $9.4 were recorded in cost of products sold in the consolidated statements of earnings. No gains or losses relating to ineffectiveness of cash flow hedges were recognized in earnings during fiscal years 2006, 2005 or 2004. No components of the hedge contracts were excluded in the measurement of hedge ineffectiveness and no hedges were derecognized or discontinued during fiscal years 2006, 2005 or 2004.

        The following table summarizes activity in accumulated other comprehensive income related to all derivatives classified as cash flow hedges in fiscal years 2006, 2005, and 2004 (amounts are net of tax):

Accumulated derivative losses, April 25, 2003	$(54.3)
Net losses reclassified to earnings	103.2
Change in fair value of hedges	(95.9)

Accumulated derivative losses, April 30, 2004	(47.0)
Net losses reclassified to earnings	66.5
Change in fair value of hedges	(30.3)

Accumulated derivative losses, April 29, 2005	(10.8)
Net gains reclassified to earnings	(14.2)
Change in fair value of hedges	40.5

Accumulated derivative gains, April 28, 2006	$15.5

        The Company expects that the $15.5, net of tax, in accumulated derivative gains at April 28, 2006 will be reflected in the consolidated statements of earnings over the next twelve months.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Concentrations of Credit Risk   Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of interest-bearing investments, forward exchange derivative contracts and trade accounts receivable.

        The Company maintains cash and cash equivalents, investments, and certain other financial instruments (including forward exchange contracts) with various major financial institutions. The Company performs periodic evaluations of the relative credit standings of these financial institutions and limits the amount of credit exposure with any one institution.

        Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with national healthcare systems in many countries. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of the economies of those countries. As of April 28, 2006 and April 29, 2005, no customer represented more than 10% of the outstanding accounts receivable.

4.      Goodwill and Other Intangible Assets

        The changes in the carrying amount of goodwill for fiscal years 2006 and 2005 are as follows:

	Fiscal Year
	2006	2005

Beginning balance	$4,281.2	$4,236.9
Goodwill as a result of acquisitions	104.3	24.8
Purchase accounting adjustments, net (1)	(32.3)	(0.2)
Currency adjustment, net	(7.6)	19.7

Ending balance	$4,345.6	$4,281.2

(1)   Fiscal year 2006 includes $32.1 related to the reversal of tax valuation allowances on deferred tax assets previously established with certain prior year acquisitions. The reversal is a result of favorable agreements reached with the U.S. Internal Revenue Service (IRS) involving the review of the Company’s fiscal years 1997 through 2002 domestic income tax returns.

        The Company completed its fiscal years 2006, 2005 and 2004 impairment tests of all goodwill and concluded there were no impairments.

        Balances of acquired intangible assets, excluding goodwill, are as follows:

	Purchased Technology and Patents	Trademarks and Tradenames	Other	Total

Amortizable intangible assets as of April 28, 2006:
Original cost	$1,761.3	$264.7	$230.0	$2,256.0
Accumulated amortization	(423.0)	(123.5)	(117.5)	(664.0)

Carrying value	$1,338.3	$141.2	$112.5	$1,592.0

Weighted average original life (in years)	14.7	10.0	9.7

Amortizable intangible assets as of April 29, 2005:
Original cost	$1,030.6	$264.7	$247.6	$1,542.9
Accumulated amortization	(319.2)	(97.1)	(108.6)	(524.9)

Carrying value	$711.4	$167.6	$139.0	$1,018.0

Weighted average original life (in years)	13.1	10.0	9.1

        Amortization expense for fiscal years 2006, 2005 and 2004 was $174.4, $127.8 and $116.0, respectively.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets is as follows:

Fiscal Year	Amortization Expense

2007	$172.2
2008	167.3
2009	160.7
2010	153.5
2011	143.2
Thereafter	795.1

$1,592.0

5.      Financing Arrangements

        Debt consisted of the following:

		April 28, 2006		April 29, 2005
	Maturity by Fiscal Year	Payable	Average Interest Rate	Payable	Average Interest Rate

Short-Term Borrowings:
Contingent convertible debentures	2007-2022	$1,971.4	1.25%	$—	—%
Bank borrowings	2007	269.9	0.31%	228.2	1.09%
Commercial paper	2007	189.8	4.67%	249.9	2.84%
Current portion of capital lease obligations	2007	5.7	5.20%	0.5	4.15%

Total Short-Term Borrowings		$2,436.8		$478.6

Long-Term Debt:
Contingent convertible debentures	2007-2022	$—	1.25%	$1,971.4	1.25%
2011 senior convertible notes	2011	2,200.0	1.50%	—	—
2010 senior notes	2011	400.0	4.38%	—	—
2013 senior convertible notes	2013	2,200.0	1.63%	—	—
2015 senior notes	2016	600.0	4.75%	—	—
Other	2008-2013	86.3	5.38%	1.8	5.49%

Total Long-Term Debt		$5,486.3		$1,973.2

        Senior Convertible Notes   In April 2006, the Company issued $2,200.0 of 1.500 percent Senior Convertible Notes due 2011 and $2,200.0 of 1.625 percent Senior Convertible Notes due 2013, collectively the Senior Convertible Notes. The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2006. The Senior Convertible Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes have an initial conversion price of $56.14 per share. The Senior Convertible Notes may only be converted: (i) during any calendar quarter beginning after June 30, 2006 if the closing price of the Company’s common stock reaches 140% of the conversion price for 20 trading days during a specified period, or (ii) if specified distributions to holders of the Company’s common stock are made or specified corporate transactions occur, or (iii) during the last month prior to maturity of the applicable notes. Upon conversion, a holder would receive: (i) cash equal to the lesser of the principal amount of the note or the conversion value and (ii) to the extent the conversion value exceeds the principal amount of the note, shares of the Company’s common stock, cash, or a combination of common stock and cash, at the Company’s option. In addition, upon a change in control, as defined, the holders may require the Company to purchase for cash all or a portion of their notes for 100% of the principal amount of the notes plus accrued and unpaid interest, if any. The indentures under which the Senior Convertible Notes were issued contain customary covenants. A total of $2,500.0 of the net proceeds from these note issuances were used to repurchase common stock under the Company’s stock repurchase program.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Concurrent with the issuance of the Senior Convertible Notes, the Company purchased call options in private transactions. The call options allow the Company to receive shares of the Company’s common stock and/or cash from counterparties equal to the amounts of common stock and/or cash related to the excess conversion value that it would pay to the holders of the Senior Convertible Notes upon conversion. These call options will terminate the earlier of the maturity dates of the related Senior Convertible Notes or the first day all of the related Senior Convertible Notes are no longer outstanding due to conversion or otherwise. The call options, which cost an aggregate $1,074.6 ($698.5 net of tax benefit), were recorded as a reduction of shareholders’ equity.

        In separate transactions, the Company sold warrants to issue shares of the Company’s common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41.1 million shares of the Company’s common stock may be settled over a specified period beginning in July 2011 and warrants for 41.1 million shares of the Company’s common stock may be settled over a specified period beginning in July 2013 (the “settlement dates”). If the average price of the Company’s common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of the Company’s common stock. Proceeds received from the issuance of the warrants totaled approximately $516.8 and were recorded as an addition to shareholders’ equity.

        Senior Notes   In September 2005, the Company issued two tranches of Senior Notes with the aggregate face value of $1,000.0. The first tranche consisted of $400.0 of 4.375 percent Senior Notes due 2010 and the second tranche consisted of $600.0 of 4.750 percent Senior Notes due 2015. Each tranche was issued at a discount which resulted in an effective interest rate of 4.433 percent and 4.760 percent for the five and ten year Senior Notes, respectively. Interest on each series of Senior Notes is payable semi-annually, on March 15 and September 15 of each year. The Senior Notes are unsecured unsubordinated obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indentures under which Senior Notes were issued contain customary covenants. The Company used the net proceeds from the sale of the Senior Notes for repayment of a portion of its outstanding commercial paper.

        In November 2005, the Company entered into a five year interest rate swap agreement with a notional amount of $200.0. This interest rate swap agreement was designated as a fair value hedge of the changes in fair value of a portion of the Company’s fixed-rate $400.0 Senior Notes due 2010. The Company pays variable interest equal to the three-month London Interbank Offered Rate (LIBOR) minus 55 basis points and it receives a fixed interest rate of 4.375 percent.

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

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        On January 24, 2005, the Company completed an exchange offer on its contingent convertible debentures, whereby holders of approximately 97.7% of the total principal amount of the Old Debentures exchanged their existing securities for an equal principal amount of 1.25 percent Contingent Convertible Debentures, Series B due 2021 (New Debentures), and an exchange fee of two dollars and fifty cents per one thousand dollars principal amount. The terms of the New Debentures are consistent with the terms of the Old Debentures noted above, except that: (i) upon conversion, the Company will pay holders cash equal to the lesser of the principal amount of the New Debentures or their conversion value, and shares of its common stock to the extent the conversion value exceeds the principal amount; and (ii) the New Debentures will require the Company to pay only cash (in lieu of shares of its common stock or a combination of cash and shares of its common stock) when the Company repurchases the New Debentures at the option of the holder or in connection with a change of control. The exchange fee paid to the holders of the New Debentures was capitalized and will be amortized over the twenty month period ending in September 2006.

        Following the completion of the exchange offer, the Company repurchased approximately $1.8 of the Old Debentures for cash. As of April 29, 2005, approximately $43.2 aggregate principal amount of Old Debentures and $1,928.2 aggregate principal amount of New Debentures remain outstanding.

        Twelve months prior to the put options becoming exercisable, the remaining balance of the Old Debentures will be classified as short-term borrowings in the consolidated balance sheets. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt in the consolidated balance sheets. During the second quarter of fiscal year 2006, the Company reclassified $1,971.4 of contingent convertible debentures from long-term debt to short-term borrowings due to the put option becoming exercisable in September 2006.

        Commercial Paper   The Company maintains a commercial paper program that allows the Company to have a maximum of $2,250.0 in commercial paper outstanding with maturities up to 364 days from the date of issuance. At April 28, 2006 and April 29, 2005, outstanding commercial paper totaled $189.8 and $249.9, respectively. During fiscal years 2006 and 2005, the weighted average original maturity of the commercial paper outstanding was approximately 31 and 26 days, respectively, and the weighted average interest rate was 3.9% and 1.9%, respectively.

        Bank Borrowings   Bank borrowings consist primarily of borrowings from non-U.S. banks at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

        Credit Arrangements   The Company has existing lines of credit of approximately $2,428.0 with various banks, at April 28, 2006. The existing lines of credit include two syndicated credit facilities totaling $1,750.0 with various banks. The two credit facilities consist of a five-year $1,000.0 facility, signed on January 20, 2005, which will expire on January 20, 2010, and a five-year $750.0 facility, signed on January 24, 2002, which will expire on January 24, 2007. The $1,000.0 facility provides the Company with the ability to increase the capacity of the facility by an additional $250.0 at any time during the life of the five-year term of the agreement. The credit facilities provide backup funding for the commercial paper program and may also be used for general corporate purposes.

        Interest rates on these borrowings are determined by a pricing matrix, based on the Company’s long-term debt ratings, assigned by Standard and Poor’s Ratings Group and Moody’s Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates. Under terms of the agreements, the consolidated tangible net worth of the Company must at all times be greater than or equal to $1,040.4, increased by an amount equal to 100% of the net cash proceeds from any equity offering occurring after January 24, 2002. The Company’s consolidated tangible net worth, defined as consolidated assets less goodwill, intangible assets (other than patents, trademarks, licenses, copyrights and other intellectual property, and prepaid assets), and consolidated liabilities at April 28, 2006 and April 29, 2005 was $4,931.0 and $6,029.3, respectively. The agreements also contain other customary covenants.

        Maturities of long-term debt, including capital leases, for the next five fiscal years are as follows:

Fiscal Year	Obligation

2007	$1,977.1
2008	11.7
2009	11.3
2010	13.2
2011	2,612.7
Thereafter	2,837.4

Total long-term debt	7,463.4
Less: Current portion of long-term debt	1,977.1

Long-term portion of long-term debt	$5,486.3

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        The Company has periodically sold specific pools of trade receivables in Japan. During fiscal year 2006 no trade receivables were sold, and in fiscal year 2005, the Company sold approximately $145.5 of its trade receivables to financial institutions in Japan. Additionally, the Company entered into agreements to sell specific pools of receivables in Italy in the amount of $52.9 and $4.1 in fiscal years 2006 and 2005, respectively. The discount cost related to the Japan and Italy sales was insignificant and recorded in interest (income)/expense in the consolidated statements of earnings.

6.      Interest (Income)/Expense

        Interest income and interest expense for fiscal years 2006, 2005 and 2004 are as follows:

	Fiscal Year
	2006	2005	2004

Interest income	$(203.4)	$(100.2)	$(59.3)
Interest expense	116.0	55.1	56.5

Interest (income)/expense	$(87.4)	$(45.1)	$(2.8)

7.      Shareholders’ Equity

        Repurchase of Common Stock   In October 2003, the Company’s Board of Directors authorized the repurchase of up to 30 million shares of the Company’s common stock and in October 2005 authorized the repurchase of an additional 40 million shares. Shares are repurchased from time to time to support the Company’s stock-based compensation programs and to take advantage of favorable market conditions. In April 2006, the Board of Directors made a special authorization for the Company to repurchase up to 50 million shares of the Company’s common stock in conjunction with the $4,400.0 convertible debenture offering (see Note 5 for further discussion). The Company repurchased approximately 68.9 million and 10.5 million shares at an average price of $52.12 and $48.77, respectively, during fiscal years 2006 and 2005, and approximately 36.8 million shares remain under the buyback authorizations.

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

8.      Employee Stock Ownership Plan

        The Company has an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. In December 1989, the ESOP borrowed $40.0 from the Company and used the proceeds to purchase 18,932,928 shares of the Company’s common stock. Shares of common stock acquired by the plan were allocated to each employee in amounts based on Company performance and the employee’s annual compensation. An allocation of 2.50% of qualified compensation was made to plan participants’ accounts in each of the fiscal years 2005 and 2004, respectively. Up to and including fiscal year 2005, the Company match on the supplemental retirement plan (SRP) was made in the form of an annual allocation of Medtronic stock to the participants’ ESOP account. The expense to the Company related to this match has been included in the table below.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Fiscal year 2005 was the final year of the ESOP allocation, as all shares were either allocated or committed to be allocated at April 29, 2005. The ESOP made the final principal and interest payment to the Company upon commitment of the final shares to the participants, as required under the original terms of the loan. Prior to the fiscal year 2005 repayment of the remaining principal balance of the note, the receivable from the ESOP was recorded as a reduction of the Company’s shareholders’ equity. The allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of basic earnings per share. As a result of the final ESOP share allocation, the Company’s fiscal year 2006 and succeeding years’ contributions to the SRP for U.S. employees will be made in cash.

        Up to and including fiscal year 2005, the Company made contributions to the plan which were used, in part, by the ESOP to make principal and interest payments. ESOP expense was determined by debt service requirements, offset by dividends received by the ESOP. Components of ESOP related expense are as follows:

	Fiscal Year
	2006	2005	2004

Interest expense	$—	$0.2	$0.6
Dividends paid	—	(4.7)	(4.3)
Compensation expense	—	39.5	6.5

Total expense	$—	$35.0	$2.8

        In addition to the fiscal year 2005 allocation of shares to the ESOP, the Company made a $33.0 cash contribution to the ESOP to supplement the portion of the Company’s ESOP and SRP requirements that were not covered by the remaining unallocated shares in the ESOP as of April 29, 2005.

        At April 28, 2006 cumulative allocated shares remaining in the trust were 13.6 million and unallocated shares were zero.

9.      Stock Purchase and Award Plans

        2003 Long-Term Incentive Plan    In August 2003, the 2003 long-term incentive plan was approved by the Company’s shareholders. The 2003 plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, restricted stock, performance shares, and other stock and cash-based awards. The total number of shares available for future grants at April 28, 2006 under the Plan was 35.1 million.

        1994 Stock Award Plan   The 1994 stock award plan provides for the grant of nonqualified and incentive stock options, stock appreciation rights, restricted stock, performance shares, and other stock-based awards. There were 2.2 million shares available under this plan for future grants at April 28, 2006.

        Nonqualified stock options and other stock awards are granted to officers and key employees at prices not less than fair market value at the date of grant.

        Outside Directors Plan   In fiscal year 1998, the Company adopted a stock compensation plan for outside directors which replaced the provisions in the 1994 stock award plan relating to awards granted to outside directors. At April 28, 2006 the 1998 Plan had 2.3 million shares available for future grants.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        A summary of nonqualified stock option transactions is as follows:

	Fiscal Year
	2006		2005		2004
	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price
Beginning balance	85,114	$44.29	78,879	$42.22	69,243	$40.24
Granted	13,740	56.16	15,884	50.02	18,034	46.74
Exercised	(9,866)	38.92	(7,344)	33.54	(5,152)	29.28
Canceled	(1,938)	47.58	(2,305)	46.84	(3,246)	45.81

Outstanding at year-end	87,050	$46.70	85,114	$44.29	78,879	$42.22

Exercisable at year-end	61,335	$44.73	60,407	$43.48	44,213	$39.40

        A portion of the stock options assumed as a result of certain acquisitions in fiscal years 1996 through 2002 remain outstanding. A summary of stock options assumed as a result of these acquisitions is as follows:

	Fiscal Year
	2006		2005		2004
	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price
Beginning balance	2,541	$22.34	4,361	$22.40	6,239	$22.16
Granted	—	—	—	—	—	—
Exercised	(751)	19.22	(1,763)	21.38	(1,818)	19.51
Canceled	(2)	57.72	(57)	56.87	(60)	84.81

Outstanding at year-end	1,788	$23.38	2,541	$22.34	4,361	$22.40

Exercisable at year-end	1,788	$23.38	2,541	$22.34	4,361	$22.40

        A summary of stock options as of April 28, 2006, including options assumed as a result of acquisitions, is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options (in thousands)	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life (in years)	Options (in thousands)	Wtd. Avg. Exercise Price
$ 0.01 – $ 2.50	1	$1.60	5.35	1	$1.60
2.51 – 5.00	43	4.23	0.86	43	4.23
5.01 – 7.50	61	6.28	0.48	61	6.28
7.51 – 10.00	14	8.89	2.34	14	8.89
10.01 – 20.00	1,252	16.48	1.19	1,252	16.48
20.01 – 30.00	3,140	24.61	1.84	3,140	24.61
30.01 – 40.00	8,456	34.55	3.42	7,875	34.19
40.01 – 50.00	50,995	46.32	6.75	40,111	46.30
50.01 – 69.82	24,876	54.45	7.47	10,626	52.72

$ 0.01 – $69.82	88,838	$46.23	6.38	63,123	$44.12

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

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Restricted stock, performance shares and other stock awards are dependent upon continued employment and, in the case of performance shares, achievement of certain performance objectives. Restricted stock awards are expensed over their vesting period, ranging from three to five years and performance shares are expensed over the performance period based on the probability of achieving the performance objectives. The Company awarded 1.1 million, 0.2 million and 0.5 million shares of restricted stock and restricted stock units in fiscal 2006, 2005 and 2004, respectively. The weighted average fair value per share for restricted stock and restricted stock units awarded in fiscal 2006, 2005 and 2004 was $54.68, $50.14 and $47.71, respectively. Total net expense recognized for restricted stock, performance share and other stock awards was $16.4, $12.3 and $8.4 in fiscal years 2006, 2005 and 2004, respectively.

        Stock Purchase Plan   The stock purchase plan enables employees to contribute up to the lesser of 10% of their wages or the statutory limit under the U.S. Internal Revenue Code toward the purchase of the Company’s common stock at 85% of the market value. Employees purchased 2.5 million shares at an average of $43.11 per share in fiscal year 2006. As of April 28, 2006, plan participants have had approximately $6.3 withheld to purchase Company common stock at 85% of the market value on June 30, 2006, the last day of the calendar quarter purchase period.

10.      Income Taxes

        The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes are:

	Fiscal Year
	2006	2005	2004
U.S.	$1,581.0	$932.1	$1,262.5
International	1,580.3	1,611.4	1,534.4

Earnings before income taxes	$3,161.3	$2,543.5	$2,796.9

        The provision for income taxes consists of:

	Fiscal Year
	2006	2005	2004
Current tax expense:
U.S.	$470.8	$516.9	$344.8
International	11.5	390.2	395.0

Total current tax expense	482.3	907.1	739.8
Deferred tax expense (benefit):
U.S.	159.1	(192.6)	116.9
International	(26.8)	25.1	(19.1)

Net deferred tax expense (benefit)	132.3	(167.5)	97.8

Total provision for income taxes	$614.6	$739.6	$837.6

        Deferred taxes arise because of the different treatment of transactions for financial statement accounting and income tax accounting, known as “temporary differences.” The Company records the tax effect of these temporary differences as “deferred tax assets” and “deferred tax liabilities.” Deferred tax assets generally represent items that can be used as a tax deduction or credit in a tax return in future years for which the Company has already recorded the tax benefit in the consolidated statements of earnings. The Company establishes valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. The Company has established valuation allowances related to certain acquisitions that, if not ultimately required, will result in a reduction to goodwill; these allowances were approximately $31.1 and $54.9 at April 28, 2006 and April 29, 2005, respectively. The Company has established valuation allowances for capital loss carryforwards in the amount of $1.1 and $35.1 at April 28, 2006 and April 29, 2005, respectively. In addition, at April 28, 2006 and April 29, 2005, approximately $3.6 and $6.5, respectively, of non-U.S. tax losses were available for carryforward. These carryforwards are offset by valuation allowances and generally expire within one to five years. The capital loss carryforwards expire within one to five years. Deferred tax liabilities generally represent tax expense recognized in the consolidated financial statements for which payment has been deferred or expense has

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

already been taken as a deduction on the Company’s tax return, but has not yet been recognized as an expense in the consolidated statements of earnings. Deferred tax assets/(liabilities) are comprised of the following:

	Fiscal Year
	2006	2005
Deferred tax assets:
Inventory (intercompany profit in inventory and excess of tax over book valuation)	$206.8	$170.9
Accrued losses on legal settlements	8.5	229.0
Accrued liabilities	81.3	62.2
Allowance for doubtful accounts	62.4	54.0
Warranty reserves	20.4	9.4
Unrealized loss on minority investments	38.9	25.3
Unrealized loss on investments	—	16.7
Convertible debt interest	197.0	—
Other	154.2	144.7

Total deferred tax assets	769.5	712.2
Deferred tax liabilities:
Intangible assets	(394.0)	(365.8)
Convertible debt interest	—	(124.2)
Pension and post-retirement benefits	(87.5)	(97.7)
Accumulated depreciation	(42.0)	(77.5)
Unremitted earnings of foreign subsidiaries	—	(48.5)
Unrealized gain on investments	(4.7)	—
Other	(66.6)	(91.0)

Total deferred tax liabilities	(594.8)	(804.7)

Deferred tax liabilities, net	$174.7	$(92.5)

        The Company’s effective income tax rate varied from the U.S. Federal statutory tax rate as follows:

	Fiscal Year
	2006	2005	2004
U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
U.S. state taxes, net of Federal tax benefit	0.9	0.9	0.9
Research & development credit	(0.4)	(0.6)	(0.5)
International	(10.9)	(7.7)	(5.8)
Impact of repatriation, special, certain litigation and IPR&D charges	1.9	1.6	0.5
Reversal of tax reserves	(7.1)	—	—
Other, net	—	(0.1)	(0.2)

Effective tax rate	19.4%	29.1%	29.9%

        On October 22, 2004, the American Jobs Creation Act of 2004 (Jobs Creation Act) became law. The Jobs Creation Act allows U.S. corporations a one-time deduction of 85 percent of certain “cash dividends” received from controlled foreign corporations. The deduction is available to corporations during the tax year that included October 22, 2004 or the immediately subsequent tax year. According to the Jobs Creation Act, the amount of eligible dividends is limited to $500.0 or the amount described as permanently reinvested earnings outside the U.S. in a company’s most recent audited financial statements filed with the SEC on or before June 30, 2003. Based on these requirements, $933.7 of cash held outside the U.S. was eligible for the special deduction upon repatriation. This amount was repatriated in the fourth quarter of fiscal year 2006 and used for “qualified expenditures” as defined under the Jobs Creation Act such as qualified research and development activities, construction of a new U.S. facility and qualified selling and marketing activities. As of April 29, 2005, the Company had recorded a deferred tax liability of $48.5 associated with its planned repatriation of these funds and included that amount in the table above and in the consolidated statements of earnings in provision for income taxes.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Except for taxes provided for amounts to be repatriated under the Jobs Creation Act, the Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries’ undistributed earnings as such amounts are permanently reinvested outside the U.S. At April 28, 2006 and April 29, 2005, such earnings were approximately $6,110.0 and $4,170.0, respectively.

        Currently, the Company’s operations in Puerto Rico, Switzerland, and Ireland have various tax incentive grants. Unless these grants are extended, they will expire between fiscal years 2007 and 2020.

        Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to the Company’s allocation are required between jurisdictions with different tax rates. Tax authorities periodically review the Company’s tax returns and propose adjustments to its tax filings. The IRS has settled its audits with the Company for all years through fiscal year 1996. Tax years settled with the IRS, however, remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries.

        In August 2003, the IRS proposed adjustments related to the audits of the fiscal years 1997, 1998 and 1999 tax returns. The Company initiated defense of these filings at the IRS appellate level in November 2004. In the second quarter of fiscal year 2006, the parties reached agreement in principle on most, but not all matters. Also, during the second quarter of fiscal year 2006, the IRS issued their audit report for fiscal years 2000, 2001 and 2002. The Company has also reached agreement with the IRS on substantially all of the fiscal years 2000, 2001 and 2002 proposed adjustments. The only items of significance, from the fiscal years 2000, 2001 and 2002 IRS audit report which remain open, relate to unresolved issues that carry forward from the 1997 through 1999 tax audits.

        During the second quarter of fiscal year 2006, the Company recorded a $225.0 tax benefit associated with the favorable agreements reached with the IRS involving the review of the Company’s fiscal years 1997 through 2002 domestic income tax returns. The $225.0 tax benefit is recorded in provision for income taxes on the consolidated statements of earnings for fiscal year 2006. As a result of the agreements reached with the IRS, the Company made approximately $326.0 of incremental tax payments during the third quarter of fiscal year 2006. These payments reduced accrued income taxes in the fiscal year 2006 consolidated balance sheet.

11.      Retirement Benefit Plans

        The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. The cost of these plans was $187.8 in fiscal year 2006, $112.8 in fiscal year 2005 and $72.6 in fiscal year 2004.

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

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        The Company uses a January 31st measurement date for its U.S. plans and an April 30th measurement date for the majority of its plans outside the U.S.

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Post-Retirement Benefits
	2006	2005	2006	2005	2006	2005
Accumulated benefit obligation at end of year:	$628.6	$547.8	$224.3	$205.0	$172.4	169.0

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$678.0	$547.2	$257.6	$179.8	$169.0	$166.1
Service cost	51.4	47.7	23.2	15.6	10.5	12.4
Interest cost	38.8	34.0	10.7	9.5	9.7	10.3
Plan amendments	(14.3)	—	(2.7)	4.6	(2.8)	—
Medicare Part D impact	—	—	—	—	—	(23.0)
Actuarial loss/(gain)	24.6	60.8	12.2	36.7	(7.1)	8.1
Curtailments/Settlement Recognition	(13.5)	—	—	—	(2.1)	—
Benefits paid	(14.5)	(11.7)	(3.2)	(5.7)	(4.8)	(4.9)
Foreign currency exchange rate changes	—	—	(12.3)	17.1	—	—

Projected benefit obligation at end of year	750.5	678.0	285.5	257.6	172.4	169.0

Change in plan assets:
Fair value of plan assets at beginning of year	711.2	600.1	162.1	126.8	81.9	67.3
Actual return on plan assets	87.6	38.9	20.8	7.1	10.4	4.6
Employer contributions	66.8	83.9	44.1	22.0	14.6	14.9
Benefits paid	(14.5)	(11.7)	(3.2)	(5.7)	(4.8)	(4.9)
Foreign currency exchange rate changes	—	—	(7.0)	11.9	—	—

Fair value of plan assets at end of year	851.1	711.2	216.8	162.1	102.1	81.9

Funded status	100.6	33.2	(68.7)	(95.5)	(70.3)	(87.1)
Unrecognized net actuarial loss	254.7	281.5	41.9	54.0	46.3	61.6
Unrecognized prior service cost	(14.4)	0.7	8.0	12.6	2.9	6.8

Net prepaid (accrued) benefit cost	$340.9	$315.4	$(18.8)	$(28.9)	$(21.1)	$(18.7)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost	$375.7	$350.6	$9.2	$11.9	$—	$—
Other intangible assets, net	—	—	2.6	6.7	—	—
Accrued benefit liability	(56.3)	(40.1)	(41.1)	(58.0)	(21.1)	(18.7)
Accumulated other comprehensive income	21.5	4.9	10.5	10.5	—	—

Net prepaid (accrued) benefit cost	$340.9	$315.4	$(18.8)	$(28.9)	$(21.1)	$(18.7)

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

        The net periodic benefit costs of the plans include the following components:

	U.S. Pension Benefits			Non-U.S. Pension Benefits
	Fiscal Year			Fiscal Year
	2006	2005	2004	2006	2005	2004
Service cost	$51.4	$47.7	$38.2	$23.3	$15.6	$8.1
Interest cost	38.8	34.0	27.4	10.7	9.5	5.6
Expected return on plan assets	(64.4)	(53.4)	(43.8)	(9.7)	(8.4)	(3.9)
Amortization of prior service cost	13.2	11.3	3.2	4.2	2.1	3.4

Net periodic benefit cost	39.0	39.6	25.0	28.5	18.8	13.2
Curtailment/Settlement Recognition	2.3	—	—	—	—	—

Total Cost for Fiscal Year	$41.3	$39.6	$25.0	$28.5	$18.8	$13.2

	Post-Retirement Benefits
	Fiscal Year
	2006	2005	2004
Service cost	$10.5	$12.3	$9.7
Interest cost	9.7	10.3	8.2
Expected return on plan assets	(7.5)	(5.9)	(4.2)
Amortization of prior service cost	3.4	4.9	3.8

Net periodic benefit cost	16.1	21.6	17.5
Curtailment/Settlement Recognition	0.8	—	—

Total Cost for Fiscal Year	$16.9	$21.6	$17.5

        In April 2004, the FASB issued FSP FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (MMA). The FSP required companies to assess the effect of MMA on their retirement-related benefit costs and obligations and reflect the effects in the financial statements, pursuant to SFAS No. 106, “Employer’s Accounting for Post-retirement Benefits Other Than Pensions.” On January 21, 2005, the Centers for Medicare and Medicaid Services (CMS) released the final regulations (the Regulations) for the implementation of the MMA. As a result of these Regulations, the Company determined that the benefits provided under its plan are actuarially equivalent to the benefits provided under Part D of the MMA. The Company recognized the effect of the MMA in its January 31, 2005 measurement date; however, given the timing of the Regulations, the MMA did not have an impact on the fiscal year 2005 net periodic benefit cost. The application of the MMA as of the fiscal year 2005 measurement date reduced the accumulated post-retirement benefit obligation by $23.0, all of which was related to benefits attributed to past service and was accounted for as an actuarial gain as required by the FSP. The net periodic benefit cost for fiscal year 2006 was reduced by approximately $4.5, as a result of the MMA.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        The actuarial assumptions were as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Post-Retirement Benefits
	Fiscal Year			Fiscal Year			Fiscal Year
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Weighted average assumptions – projected benefit obligation:
Discount rate	6.00%	6.00%	6.25%	4.34%	4.39%	4.90%	6.00%	6.00%	6.30%
Rate of compensation increase	4.24%	4.00%	4.00%	3.07%	2.99%	2.97%	N/A	N/A	N/A
Healthcare cost trend rate	N/A	N/A	N/A	N/A	N/A	N/A	9.0%	10.00%	10.00%
Weighted average assumptions – net periodic benefit cost:
Discount rate	6.00%	6.25%	6.75%	4.39%	4.90%	5.12%	6.00%	6.25%	6.75%
Expected return on plan assets	8.75%	8.75%	8.75%	5.46%	5.86%	5.92%	8.75%	8.75%	8.75%
Rate of compensation increase	4.00%	4.00%	4.00%	2.99%	2.97%	3.49%	N/A	N/A	N/A
Healthcare cost trend rate	N/A	N/A	N/A	N/A	N/A	N/A	10.0%	10.0%	10.0%

        The Company’s discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments, The resulting discount rates are consistent with the duration of plan liabilities.

        The expected long-term rate of return on plan assets assumptions is determined using a building block approach, considering historical averages and real returns of each asset class. In certain countries, where historical returns are not meaningful, consideration is given to local market expectations of long-term returns.

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

        The investment portfolio contains a diversified portfolio of investment categories, including equities, fixed income securities, hedge funds and private equity. Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large cap and small cap stocks, active and passive management and derivative-based styles. The Committee believes with prudent risk tolerance and asset diversification, the plan should be able to meet its pension and other post-retirement obligations in the future.

        Plan assets also include investments in the Company’s common stock of $63.7 and $67.3 at April 28, 2006 and April 29, 2005, respectively.

        The Company’s pension plan weighted-average asset allocations and the target allocations at April 28, 2006 and April 29, 2005, by asset category, are as follows:

        U.S. Plans

	Pension Benefits Allocation		Target Allocation
	2006	2005	2006	2005
Asset Category
Equity securities	65.1%	63.8%	60.0%	60.0%
Debt securities	11.5	14.2	15.0	15.0
Cash	0.1	0.2	—	—
Other	23.3	21.8	25.0	25.0

Total	100%	100%	100%	100%

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        Non-U.S. Plans

	Pension Benefits Allocation		Target Allocation
	2006	2005	2006	2005
Asset Category
Equity securities	40.3%	38.9%	37.0%	37.0%
Debt securities	9.6	40.1	16.0	16.0
Cash	2.7	—	—	—
Other	47.4	21.0	47.0	47.0

Total	100%	100%	100%	100%

        In certain countries outside the U.S., fully funding pension plans is not a common practice, as funding provides no income tax benefit. Consequently, certain pension plans were partially funded as of April 28, 2006 and April 29, 2005. Plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets consist of the following:

	2006	2005
Accumulated benefit obligation	$164.5	$198.9
Projected benefit obligation	204.3	239.6
Plan assets at fair value	78.6	107.1

        It is the Company’s policy to fund retirement costs within the limits of allowable tax deductions. During fiscal year 2006, the Company made discretionary contributions of approximately $66.8 to the qualified U.S. pension plan and approximately $14.6 to post-retirement benefits. Internationally, the Company contributed approximately $44.1 for pension benefits during fiscal year 2006. During fiscal year 2007, the Company anticipates that its contribution for pension benefits and post-retirement benefits will be in the range of $75.0 and $95.0. Based on the guidelines under the U.S. Employee Retirement Income Security Act (ERISA) and the various guidelines which govern the plans outside the U.S., the majority of anticipated fiscal year 2007 contributions will be discretionary.

        Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Fiscal Year	Gross Payments	Gross Payments	Gross Payments	Gross Medicare Part D Receipts
2007	$11.1	$19.7	$3.8	$0.2
2008	15.5	5.2	4.5	0.2
2009	18.8	6.1	5.1	0.3
2010	22.7	6.8	5.8	0.4
2011	26.8	8.7	6.6	0.4
2012 – 2016	197.9	53.8	50.1	3.9

Total	$292.8	$100.3	$75.9	$5.4

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        The healthcare cost trend rate for other retirement benefit plans was 10.0% at April 28, 2006. The trend rate is expected to decline to 5% over a five-year period. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on post-retirement benefit cost	$2.3	$1.9
Effect on post-retirement benefit obligation	15.4	13.4

        Defined Contribution Savings Plans    The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Up to and including fiscal year 2005, the Company match on the SRP for U.S. employees was made in the form of an annual allocation of Medtronic stock to the participants’ ESOP account (see Note 8). Company contributions to the plans are based on employee contributions and Company performance and starting in fiscal year 2006, the entire match is made in cash. Expense under these plans was $83.3 in fiscal year 2006, $32.8 in fiscal year 2005, and $16.9 in fiscal year 2004.

        Effective May 1, 2005, the Company froze participation in the existing defined benefit pension plan in the U.S. and implemented two new plans including an additional defined benefit pension plan and a new defined contribution pension plan, respectively: the Personal Pension Account (PPA) and the Personal Investment Account (PIA). Employees in the U.S. hired on or after May 1, 2005 have the option to participate in either the PPA or the PIA. Participants in the PPA receive an annual allocation of their salary and bonus on which they will receive an annual guaranteed rate of return which is based on the 10-year Treasury bond rate. Participants in the PIA also receive an annual allocation of their salary and bonus, however, they are allowed to determine how to invest their funds among identified fund alternatives. The cost associated with the PPA is included in the U.S. Pension Benefits in the tables presented earlier. The defined contribution cost associated with the PIA was approximately $17.8 in fiscal year 2006.

12.      Leases

        The Company leases office, manufacturing and research facilities, and warehouses, as well as transportation, data processing and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the fair rental value on the date of renewal.

        Future minimum payments under capitalized leases and non-cancelable operating leases at April 28, 2006 are:

Fiscal Year	Capitalized Leases	Operating Leases
2007	$10.6	$72.3
2008	16.3	56.3
2009	15.4	41.1
2010	16.6	24.8
2011	18.7	11.5
2012 and thereafter	39.3	41.4

Total minimum lease payments	$116.9	$247.4
Less amounts representing interest	21.5	N/A

Present value of net minimum lease payments	$95.4	N/A

        Rent expense for all operating leases was $88.7, $79.5, and $70.0 in fiscal years 2006, 2005, and 2004, respectively.

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

        In April 2006, the Company entered into a sale-leaseback agreement with a financial institution whereby certain manufacturing equipment was sold to the financial institution and is being leased by the Company over a seven year period. The transaction has been recorded as a capital lease and included in the table above. Payments for the remaining balance of the sale-leaseback agreement are due semi-annually. The lease provides for an early buyout option whereby the Company at its option could repurchase the equipment at a predetermined fair market value in calendar year 2009.

13.      Commitments and Contingencies

        The Company is involved in a number of legal actions. The outcomes of these legal actions are not within the Company’s complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, which, if granted, could require significant expenditures or result in lost revenues. In accordance with SFAS No. 5, “Accounting for Contingencies” (SFAS No. 5), the Company records a liability in the consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. If a loss is reasonably likely but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. If a loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. While it is not possible to predict the outcome for most of the actions discussed below and the Company believes that it has meritorious defenses against these matters, it is possible that costs associated with them could have a material adverse impact on the Company’s consolidated earnings, financial condition or cash flows.

        On October 6, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson (J&J), filed suit in U.S. District Court for the District of Delaware against Arterial Vascular Engineering, Inc., which Medtronic acquired in January 1999 and which is now known as Medtronic Vascular, Inc. (Medtronic Vascular). The suit alleged that Medtronic Vascular’s modular stents infringe certain patents owned by Cordis. Boston Scientific Corporation is also a defendant in this suit. On December 22, 2000, a jury rendered a verdict that Medtronic Vascular’s previously marketed MicroStent and GFX stents infringed valid claims of two Cordis patents and awarded damages to Cordis totaling approximately $270.0. On March 28, 2002, the District Court entered an order in favor of Medtronic Vascular, deciding as a matter of law that Medtronic Vascular’s MicroStent and GFX stents did not infringe the patents. Cordis appealed, and on August 12, 2003, the U.S. Court of Appeals for the Federal Circuit reversed the District Court’s decision and remanded the case to the District Court for further proceedings. The District Court thereafter issued a new patent claim construction and a new trial was held in March 2005. On March 14, 2005, the jury found that the previously marketed MicroStent and GFX stent products infringed valid claims of Cordis’ patents. On March 27, 2006, the District Court denied post-trial motions filed by the parties, including Cordis’ motion to reinstate the previous damages award. On April 26, 2006, Medtronic filed its Notice of Appeal of the judgment of infringement. The District Court has deferred any hearing on damages issues until after the U.S. Court of Appeals for the Federal Circuit resolves the appeal on the finding of liability. Medtronic has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

        On December 24, 1997, Advanced Cardiovascular Systems, Inc. (ACS), a subsidiary of Guidant Corporation (Guidant), sued Medtronic Vascular in U.S. District Court for the Northern District of California alleging that certain models of Medtronic Vascular’s stents infringe the Lau stent patents held by ACS, and seeking injunctive relief and monetary damages. Medtronic Vascular denied infringement and in February 1998, Medtronic Vascular sued ACS in U.S. District Court for the District of Delaware alleging infringement of Medtronic Vascular’s Boneau stent patents. On January 5, 2005, the District Court found as a matter of law that the ACS products in question did not infringe any of Medtronic Vascular’s Boneau stent patents. Medtronic Vascular appealed this finding by the District Court, and on May 25, 2006 the U.S. Court of Appeals for the Federal Circuit affirmed the trial court’s ruling that the ACS products do not infringe Medtronic’s Boneau patents. In February 2005, following trial, a jury determined that the ACS Lau stent patents were valid and that Medtronic’s Driver, GFX, MicroStent, S540, S660, S670, Bestent2 and S7 stents infringe those patents. Medtronic Vascular has made numerous post-trial motions challenging the jury’s verdict of infringement and validity and the District Court has not yet ruled on those motions. On June 7 and 8, 2005, the District Court held an evidentiary hearing on Medtronic Vascular’s claim that the ACS Lau stent patents are unenforceable due to inequitable conduct of ACS in obtaining the Lau patents. The District Court has not yet issued a decision on Medtronic Vascular’s claim of inequitable conduct. Issues of damages have been bifurcated from the liability phase of the proceedings. On August 9, 2005, the Court issued an order continuing a stay of any further proceedings on the questions of damages or willfulness. These issues likely will not be addressed by a jury or the Court until the U.S. Court of Appeals for the Federal Circuit has reviewed the underlying liability issues concerning alleged infringement. In January 2006, Medtronic filed a Request for Reexamination at

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

the United States Patent and Trademark Office (USPTO) related to each of the four Lau patents asserted by ACS in the above matter. On February 14, 2006, the USPTO granted Medtronic’s Request for Reexamination for each of the four Lau patents, finding that “substantial questions exist” regarding the validity of the Lau patent claims in view of prior art submitted by Medtronic with the Request for Reexamination. The USPTO will now reconsider whether the Lau patents should have been granted in the first instance, though the timing of such reexamination is not known. Until this reexamination is concluded, its potential impact upon the claims relating to the Lau patents in the above proceeding remains unknown. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

        On September 12, 2000, Cordis filed an additional suit against Medtronic Vascular in U.S. District Court for the District of Delaware alleging that Medtronic Vascular’s S670, S660 and S540 stents infringe the patents asserted in the October 1997 Cordis case above. Cordis subsequently added claims that Medtronic Vascular’s S7 and Driver stents infringe the asserted patents. The court thereafter granted Medtronic Vascular’s motion to stay the trial proceedings pending arbitration of Medtronic Vascular’s defense that its products are licensed under a 1997 Agreement between Medtronic Vascular and Cordis. The arbitration commenced November 14, 2005 before a panel of three neutral arbitrators. The scope of the arbitration was limited to the question of whether the products that are the subject of the lawsuit are covered by the 1997 Agreement, and also whether a separate covenant by J&J not to sue Medtronic and its affiliates contained within a 1998 amendment to the 1997 Agreement precludes the lawsuit. On February 20, 2006, the Arbitration Panel issued its award concluding that the accused Medtronic products are licensed and that the covenant not to sue contained within the 1998 amendment bars J&J’s and Cordis’ claims that Medtronic Vascular has infringed the Cordis patents asserted in the 2000 lawsuit. On April 24 and 26, 2006, J&J served the Company demands for arbitration for royalty payments on the products that have been determined to be licensed and covered by the covenant not to sue. The parties have not yet selected arbitrators, and no dates have been set for the arbitration proceedings. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

        On January 26, 2001, DePuy/AcroMed, a subsidiary of J&J, filed suit in U.S. District Court for the District of Massachusetts alleging that MSD was infringing a patent relating to a design for a thoracolumbar multiaxial screw (MAS). In March 2002, DePuy/AcroMed supplemented its allegations to claim that MSD’s M10, M8 and Vertex screws infringe the patent. On April 17, 2003 and February 26, 2004, the District Court ruled that those screws do not infringe. On October 1, 2004, a jury found that the MAS screw, which MSD no longer sells in the U.S., infringes under the doctrine of equivalents. The jury awarded damages of $21.0 and on February 9, 2005, the Court entered judgment against MSD, including prejudgment interest, in the aggregate amount of $24.3. In the third quarter of fiscal year 2005, the Company recorded an expense equal to the $24.3 judgment in the matter. DePuy/AcroMed has appealed the Court’s decisions that the M10, M8 and Vertex screws do not infringe, and MSD has appealed the jury’s verdict that the MAS screw infringes valid claims of the patent. On June 5, 2006, the U.S. Court of Appeals for the Federal Circuit heard oral argument on the parties’ respective appeals, and has taken the appeals under advisement.

        On May 2, 2003, Cross Medical Products, Inc. (Cross) sued MSD in the U.S. District Court for the Central District of California. The suit alleges that MSD’s CD HORIZON, Vertex and Crosslink products infringe certain patents owned by Cross. MSD has countered that Cross’ cervical plate products infringe certain patents of MSD, and Cross has filed a reply alleging that certain MSD cervical plate products infringe certain patents of Cross. On May 19, 2004, the Court found that the MAS, Vertex, M8, M10, CD HORIZON SEXTANT and CD HORIZON LEGACY screw products infringe one Cross patent. A hearing on the validity of that patent was held on July 12, 2004, after which the District Court ruled that the patents were valid. Cross made a motion for permanent injunction on the multiaxial screw products, which the District Court granted on September 20, 2004, but stayed the effect of the injunction until January 3, 2005. MSD requested an expedited appeal of the ruling and the U.S. Court of Appeals for the Federal Circuit granted the request. The Federal Circuit heard the appeal on March 11, 2005. On September 30, 2005, the Federal Circuit vacated the injunction, modified the trial court’s claim construction rulings, and remanded the matter for trial in the District Court. The Federal Circuit awarded costs to Medtronic on the appeal. In April 2005, the District Court ruled invalid certain claims in the patents Cross asserted against MSD’s Crosslink and cervical plate products. The Court also ruled that Cross cervical plate products infringe MSD’s valid patents and that MSD’s redesigned pedicle screw products infringe one claim of one of the patents owned by Cross. Cross thereafter moved for an injunction against the redesigned screw products, which the District Court granted on May 24, 2005. The District Court then stayed the effectiveness of the injunction until August 22, 2005. On July 27, 2005, the U.S. Court of Appeals for the Federal Circuit granted MSD’s motion to stay the District Court’s injunction pending a full hearing on the appeal. In granting the further stay, the Federal Circuit stated MSD had shown a “…likelihood of

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

success…” on the merits of its appeal. The Federal Circuit heard oral argument on this appeal on March 10, 2006, but has not issued its ruling as of the date of filing this report. The trial court held a status hearing on December 19, 2005, to determine further proceedings in light of the appellate rulings, and it held a second status conference in May 2006. No trial date has been set. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5. Separately, on February 1, 2006, MSD filed a lawsuit against Biomet Inc., the corporate parent of Cross (Biomet) and its subsidiary EBI Spine, L.P., for patent infringement. The suit, which involves seven Medtronic patents and seeks injunctive relief and monetary damages, was filed in the U.S. District Court for the District of New Jersey. Three of the patents were purchased by Medtronic from Michelson and involve single-lock anterior cervical plating systems used in cervical spinal fusions. Medtronic claims that a cervical plate marketed by Biomet under the trade name VueLock Anterior Cervical Plate System, and openly promoted as a plate that has a “Secure One Step Locking” mechanism feature, infringes these patents. The other patents involve rod reducer instruments and surgical implantation methods commonly used in spinal surgeries to implant pedicle screws. The lawsuit alleges that Biomet’s pedicle screw systems utilize a rod reducer instrument in a variety of lumbar and thoracic spinal fusion surgeries.

        On September 4, 2003, Medtronic was informed by the Department of Justice that the government is investigating allegations that certain payments and other services provided to physicians by MSD constituted improper inducements under the federal Anti-Kickback Statute. The allegations were made as part of a civil qui tam complaint brought pursuant to the federal False Claims Act. On November 21, 2003, Medtronic was served with a government subpoena seeking documents in connection with these allegations. On September 2, 2004, Medtronic received a copy of a second civil qui tam complaint brought by a second relator asserting similar allegations under the False Claims Act. The Company views the second complaint as having arisen out of essentially similar facts and circumstances as the first qui tam complaint, and believes that the second complaint does not materially expand the nature of the existing inquiry in which the Company is cooperating. The cases remain under seal in the U.S. District Court for the Western District of Tennessee. The Company is cooperating fully with the investigations and is independently evaluating these matters, the internal processes associated therewith, and certain employment matters related thereto, in each case under the supervision of a special committee of the Board of Directors. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

        On October 2, 2003, Cordis sued Medtronic Vascular in the U.S. District Court for the Northern District of California, alleging that Medtronics calendar. On June 9, 2006, the parties advised the Court that they had been unable to finalize their tentative settlement, and the Court sdcheduled a status hearing for July 13, 2006 where the Court may seek to enforce a settlement if the parties are still unable to finalize a resolution. At the time of this filing, the parties remain unable to resolve their dispute, and there can be no assurance that a satisfactory resolution can or will be reached or whether a settlement may be imposed by the Court. Vascular’s S7 stent delivery system infringes certain catheter patents owned by Cordis. Pursuant to stipulation of the parties, the Court has stayed the suit and referred the matter to arbitration. The arbitrators have not yet been selected. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

        On October 15, 2004, Dr. Eckhard Alt filed suit in U.S. District Court for the Eastern District of Texas against Medtronic, Inc. Dr. Alt alleges that certain Medtronic pacemakers and defibrillators infringe four patents Dr. Alt claims he now owns. Dr. Alt is also seeking injunctive relief and monetary damages. On February 15, 2006, Dr. Alt filed a second lawsuit in U.S. District Court for the Eastern District of Texas against Medtronic, Inc. alleging that certain Medtronic defibrillators infringe one other patent in which Dr. Alt claims to have certain rights. Medtronic was served with a complaint for this second lawsuit on March 3, 2006, but no trial date or other deadlines have been set for this second lawsuit. On May 8, 2006, the parties informed the Court that they had tentatively settled their disputes, and they jointly requested the Court to remove the previously scheduled May 15, 2006 trial date from the Court’s calendar. On June 9, 2006, the parties advised the Court that they had been unable to finalize their tentative settlement, and the Court scheduled a status hearing for July 13, 2006 at which the Court may seek to enforce a settlement if the parties are still unable to finalize a resolution. At the time of this filing, the parties remain unable to resolve their dispute, and there can be no assurance that a satisfactory resolution can or will be reached or whether a settlement may be imposed by the Court. The Company has not recorded an expense in either matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

        On February 11, 2005, Medtronic voluntarily began advising physicians about a potential battery shorting mechanism that may occur in a subset of implantable cardioverter defibrillators (ICDs) and cardiac resynchronization therapy defibrillators (CRT-Ds), including certain of the Marquis VR/DR and Maximo VR/DR ICDs and certain of the InSync I/II/III Marquis and InSync III CRT-D devices. The Company provided physicians with a list of potentially affected patients and recommended that physicians communicate with those patients so they could manage the potential issue in a manner they felt was appropriate for their individual patients. Subsequent to this voluntary field action, later classified by the FDA as a Class II Recall, a number of lawsuits were filed against Medtronic in various state and federal jurisdictions. The cases were brought either by individuals claiming personal injury or by third party payors seeking reimbursement of costs associated with the field action. The personal injury complaints generally alleged strict liability, negligence, warranty and other common law and/or statutory claims;

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

and seek compensatory as well as punitive damages. Cases filed in federal court (either personal injury or third party payor) have been consolidated before one federal judge under a process known as a Multidistrict Litigation case (MDL). There are 209 federal cases, most of which have been consolidated in the MDL. We expect all federal cases will be transferred to the MDL. There are 28 state court cases that are not part of the MDL. Separate master complaints were filed in the MDL for the personal injury and third party payor claims. The third party payor master complaint contains class allegations and lawyers for the plaintiffs have indicated that they will request the court’s permission to amend the personal injury master complaint to add class allegations which were omitted from it. The Company intends to challenge any attempt at class certification because it believes individual issues far outweigh any common issues in the various cases. Cases claiming personal injury will be subject to dismissal in connection with Medtronic’s summary judgment motion based, in part, upon the legal theory of federal preemption. The motion is scheduled to be heard on July 10, 2006. Discovery limited to issues associated with federal preemption has been completed. Medtronic also filed a motion to dismiss the third party payor cases in March 2006. Additionally, five putative class actions have been filed in Canada. The Company is unaware of any confirmed injury or death resulting from a device failure due to the shorting mechanism that was the subject matter of the field action though certain of the lawsuits make such allegations. The Company has not recorded an expense related to damages in connection with the various Marquis related lawsuits because potential losses are not currently probable or reasonably estimable under SFAS No. 5.

        On October 24, 2005, Medtronic received a subpoena from the Office of the United States Attorney for the District of Massachusetts issued under the Health Insurance Portability & Accountability Act of 1996 requesting documents the Company may have, if any, relating to pacemakers and defibrillators and related components; monitoring equipment and services; a provision of benefits, if any, to persons in a position to recommend purchases of such devices; and the Company’s training and compliance materials relating to the fraud and abuse and federal Anti-Kickback statutes. The Company intends to fully cooperate with the Office of the United States Attorney for the District of Massachusetts with respect to this subpoena.

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

14.      Quarterly Financial Data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(unaudited)
Net Sales
2006	$2,690.4	$2,765.4	$2,769.5	$3,066.7	$11,292.0
2005	2,346.1	2,399.8	2,530.7	2,778.0	10,054.6

Gross Profit
2006	$2,036.6	$2,070.6	$2,070.8	$2,298.7	$8,476.7
2005	1,795.8	1,815.0	1,925.1	2,072.3	7,608.2

Net Earnings
2006	$320.6	$816.5	$669.6	$740.0	$2,546.7
2005	529.7	535.7	544.1	194.4	1,803.9

Basic Earnings per Share
2006	$0.26	$0.68	$0.55	$0.62	$2.11
2005	0.44	0.44	0.45	0.16	1.49

Diluted Earnings per Share
2006	$0.26	$0.67	$0.55	$0.61	$2.09
2005	0.43	0.44	0.45	0.16	1.48

Notes to Consolidated Financial Statements (continued)

(dollars in millions, except per share data)

15.      Segment and Geographic Information

        During the fourth quarter of fiscal year 2006, the Company revised its operating segment reporting related to the Neurological and Diabetes operating segment and the Spinal, Ear, Nose and Throat (ENT) and Navigation operating segment. As a result, the Company now maintains seven operating segments, which are aggregated into one reportable segment—the manufacture and sale of device-based medical therapies. The information for fiscal years 2005 and 2004 below has been reclassified to conform to the current presentation. Each of the Company’s operating segments has similar economic characteristics, technology, manufacturing processes, customers, distribution and marketing strategies, regulatory environments, and shared infrastructures. Net sales by operating segment are as follows:

	Fiscal Year
	2006	2005	2004
Cardiac Rhythm Disease Management	$5,205.5	$4,615.5	$4,238.3
Spinal and Navigation	2,244.1	1,884.1	1,548.7
Neurological	1,016.0	927.3	856.4
Vascular	939.4	851.3	842.2
Diabetes	722.3	649.4	558.0
Cardiac Surgery	663.3	668.8	630.9
ENT	501.4	458.2	412.7

	$11,292.0	$10,054.6	$9,087.2

Geographic Information

	United States	Europe	Asia Pacific	Other Foreign	Consolidated
Fiscal year 2006
Net sales to external customers	$7,626.2	$2,313.9	$1,022.6	$329.3	$11,292.0
Long-lived assets*	$7,100.3	$1,038.7	$156.0	$36.2	$8,331.2

Fiscal year 2005
Net sales to external customers	$6,710.9	$2,098.8	$985.4	$259.5	$10,054.6
Long-lived assets*	$6,434.6	$989.5	$169.1	$37.0	$7,630.2

Fiscal year 2004
Net sales to external customers	$6,159.4	$1,846.9	$859.2	$221.7	$9,087.2
Long-lived assets*	$6,202.3	$932.7	$175.0	$31.8	$7,341.8

*	Excludes other long-term financial instruments.

        No single customer represents over 10% of the Company’s consolidated net sales in fiscal years 2006, 2005 or 2004.

Selected  Financial Data

	Fiscal Year
	2006	2005	2004(2)	2003	2002
	(dollars in millions, except per share data)
Operating Results for the Fiscal Year:
Net sales	$11,292.0	$10,054.6	$9,087.2	$7,665.2	$6,410.8
Cost of products sold	2,815.3	2,446.4	2,252.9	1,890.3	1,652.7
Gross margin percentage	75.1%	75.7%	75.2%	75.3%	74.2%
Research and development expense	$1,112.9	$951.3	$851.5	$749.4	$646.3
Selling, general and administrative expense	3,659.4	3,213.6	2,801.4	2,371.9	1,962.8
Special charges	100.0	—	(4.8)	10.5	45.9
Certain litigation charges	—	654.4	—	(8.0)	244.9
Purchased in-process research and development charges	363.8	—	41.1	114.2	293.0
Other expense, net	166.7	290.5	351.0	188.4	34.4
Interest (income)/expense	(87.4)	(45.1)	(2.8)	7.2	6.6

Earnings before income taxes	3,163.3	2,543.5	2,796.9	2,341.3	1,524.2
Provision for income taxes	614.6	739.6	837.6	741.5	540.2

Net earnings	$2,546.7	$1,803.9	$1,959.3	$1,599.8	$984.0

Per Share of Common Stock:
Basic earnings	$2.11	$1.49	$1.61	$1.31	$0.81
Diluted earnings	2.09	1.48	1.60	1.30	0.80
Cash dividends declared	0.39	0.34	0.29	0.25	0.23

Financial Position at Fiscal Year-end:
Working capital(1)	$5,970.8	$4,041.5	$1,072.1	$2,792.2	$(496.9)
Current ratio(1)	2.4:1.0	2.2:1.0	1.3:1.0	2.5:1.0	0.9:1.0
Total assets	$19,664.8	$16,617.4	$14,110.8	$12,405.5	$10,904.5
Long-term debt	5,486.3	1,973.2	1.1	1,980.3	9.5
Shareholders’ equity	9,382.5	10,449.5	9,077.0	7,906.4	6,431.1

Additional Information:
Full-time employees at year-end	32,280	29,835	27,868	26,732	25,137
Full-time equivalent employees at year-end	35,733	33,067	30,900	29,581	27,731

(1)

Working capital and the current ratio in fiscal years 2002 and 2004 were substantially lower than other years. In fiscal year 2002 approximately $4.1 billion in cash was paid for acquisitions. Approximately $2.0 billion of the cash paid was funded by issuing contingent convertible debentures that were classified as short-term borrowings as of April 26, 2002. The debentures were classified as short-term borrowings as holders had the option to require the Company to repurchase the debentures (referred to as a put feature) in September 2002. As the next put feature was due in September 2004, the debentures were again classified as short-term borrowings as of April 30, 2004, which reduced the working capital and current ratio in comparison to fiscal years 2005 and 2003 when the debentures were classified as long-term debt. The working capital and current ratios have remained strong in fiscal year 2006, even though the contingent convertible debentures are classified in short-term borrowings similar to fiscal years 2002 and 2004, as a result of our increased cash balances resulting from the proceeds of the $4.4 billion of Senior Convertible Notes issued in April 2006.

(2)	Fiscal year 2004 consisted of 53 weeks, as compared to 52 weeks in all other fiscal years disclosed above. See Note 1 to the consolidated financial statements.

Price Range of Medtronic Stock

Fiscal Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
2006 High	$53.94	$57.85	$59.54	$57.14
2006 Low	51.56	52.87	55.41	49.05
2005 High	51.25	53.19	53.28	54.92
2005 Low	46.40	48.55	47.01	50.30

        Prices are closing quotations. On June 26, 2006, there were approximately 53,700 shareholders of record of the Company’s common stock. The regular quarterly cash dividend was 9.625 cents per share for fiscal year 2006 and 8.375 cents per share for fiscal year 2005.