Form 10-K, Exhibit 13
period 2007-04-27
MEDTRONIC INC
filed 2007-06-25
CIK 64670

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Understanding Our Financial Information

The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Medtronic, Inc. (Medtronic or the Company). You should read this discussion and analysis along with our consolidated financial statements and related Notes thereto as of April 27, 2007 and April 28, 2006 and for each of the three fiscal years ended April 27, 2007, April 28, 2006, and April 29, 2005.

Organization of Financial Information Management’s discussion and analysis, presented on pages 2 to 34 of this report, provides material historical and prospective disclosures designed to enable investors and other users to assess our financial condition and results of operations.

The consolidated financial statements are presented on pages 38 to 79 of this report, and include the consolidated statements of earnings, consolidated balance sheets, consolidated statements of shareholders’ equity, consolidated statements of cash flows and the related Notes, which are an integral part of the consolidated financial statements.

Financial Trends    Throughout this financial information, you will read about transactions or events that materially contribute to or reduce earnings and materially affect financial trends. We refer to these transactions and events as either special (such as asset impairments), restructuring, certain litigation, purchased in-process research and development (IPR&D) charges, or certain tax adjustments. These charges, or benefits, result from facts and circumstances that vary in frequency and/or impact to operations. While understanding these charges is important in understanding and evaluating financial trends, other transactions or events may also have a material impact on financial trends. A complete understanding of the special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments is necessary in order to estimate the likelihood that financial trends will continue. When discussing the special, restructuring, certain litigation, and IPR&D charges, we provide both pre- and post-tax amounts. The post-tax amounts reflect the tax benefit, if any, at the applicable statutory rates rather than our effective tax rates as these items are treated on a discrete basis.

Our fiscal year-end is the last Friday in April, and therefore, the total weeks in a fiscal year can fluctuate between fifty-two and fifty-three weeks. Fiscal years 2007, 2006, and 2005 consisted of fifty-two weeks.

Executive Level Overview

We are the global leader in medical technology, alleviating pain, restoring health, and extending life for millions of people around the world. During the fourth quarter of fiscal year 2007, we revised our operating segment reporting to separate Physio-Control from our Cardiac Rhythm Disease Management (CRDM) operating segment. As a result, we now function in eight operating segments, consisting of CRDM, Spinal and Navigation, Vascular, Neurological, Diabetes, Cardiac Surgery, ENT, and Physio-Control. The applicable information for fiscal years 2006 and 2005 has been reclassified to conform to the current presentation. Through these eight operating segments, we develop, manufacture, and market our medical devices in more than 120 countries worldwide while expanding patient access to our products. Our primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes, and ear, nose, and throat conditions.

Net earnings for the fiscal year ended April 27, 2007 were $2.802 billion, a $255 million, or 10 percent, increase from net earnings of $2.547 billion for the fiscal year ended April 28, 2006. Diluted earnings per share were $2.41 and $2.09 for the fiscal years ended April 27, 2007 and April 28, 2006, respectively. Fiscal year 2007 net earnings include after-tax special, restructuring and certain litigation charges, and certain tax adjustments that reduced net earnings by $5 million and had no impact on diluted earnings per share. Fiscal year 2006 net earnings include after-tax special and IPR&D charges and certain tax adjustments that reduced net earnings by $136 million, or $0.11 per diluted share. See further discussion of these charges/benefits in the “Special, Restructuring, Certain Litigation, and IPR&D Charges, and Certain Tax Adjustments” section of this management’s discussion and analysis. The fiscal year 2007 increase in net earnings was driven primarily by net sales growth, a reduction in IPR&D charges, and increased interest income. Fiscal year 2007 net earnings were also impacted by our adoption of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123(R)), related to stock-based compensation. We adopted SFAS No. 123(R) using the modified-prospective method and in accordance with this method, we did not adjust our historical financial statements to reflect the impact of stock-based compensation. Total stock-based compensation expense recognized during fiscal year 2007 was $127 million after-tax.

Net sales in fiscal year 2007 were $12.299 billion, an increase of 9 percent from the prior fiscal year. Foreign currency translation had a favorable impact on net sales of $166 million when compared to fiscal year 2006. The increase in the current year was led by solid worldwide sales growth in the Vascular, Diabetes, Spinal and Navigation, and Neurological businesses and exceptional growth outside the United States (U.S.), where seven of our eight operating segments had growth rates ranging from 16 percent to 32 percent. As illustrated in the table below, four of our eight operating segments had double digit growth rates worldwide.

	Net Sales
	Fiscal Year
	2007	2006	FY07 vs. FY06 % Change
(dollars in millions)
CRDM	$4,876	$4,794	2%
Spinal and Navigation	2,544	2,244	13
Vascular	1,205	940	28
Neurological	1,183	1,016	16
Diabetes	863	722	20
Cardiac Surgery	704	663	6
ENT	539	501	8
Physio-Control	385	412	(7)
Total Net Sales	$12,299	$11,292	9%

CRDM net sales increased 2 percent over the prior fiscal year to $4.876 billion driven by a 6 percent increase in net sales of pacing systems and a 1 percent decline in net sales of implantable cardioverter defibrillators (ICDs). The overall U.S. market for ICDs declined from the prior period, but strong sales outside the U.S. helped to partially offset these declines. Net sales for pacing systems increased 6 percent over the prior year, primarily due to the Adapta family of pacemakers, including the Adapta, Versa, and Sensia models, that were launched in the U.S. in fiscal year 2007. Spinal and Navigation net sales increased 13 percent over the prior fiscal year to $2.544 billion. The increase reflects strong growth across our portfolio of spinal surgery products including the INFUSE Bone Graft, the CD HORIZON LEGACY Spinal System family of products for thoracolumbar stabilization, our Minimal Access Spinal Technologies (MAST) family of products, and increased acceptance of the CAPSTONE and CRESCENT Vertebral Body Spacers. Vascular net sales increased 28 percent over the prior fiscal year to $1.205 billion. Vascular growth was driven by Coronary Vascular net sales which grew 31 percent, and by Endovascular/Peripheral sales which grew 20 percent over fiscal year 2006. The growth in Coronary Vascular was primarily a result of increased commercial availability outside the U.S. of the Endeavor drug-eluting stent (DES) and strong performance of bare metal stents, due to reduced penetration of drug-eluting stents in the U.S. and the launch of the MicroDriver in the U.S. and Japan. Neurological net sales increased 16 percent over fiscal year 2006 to $1.183 billion reflecting solid growth in several product lines including the RestoreADVANCED and PrimeADVANCED neurostimulation systems for pain management, continued strength of Activa Therapy for the treatment of movement disorders associated with advanced Parkinson’s disease and essential tremor, and InterStim Therapy for the treatment of overactive bladder and urinary incontinence. Diabetes net sales increased 20 percent over the prior fiscal year to $863 million. The sales increase reflects solid global growth of the Paradigm REAL-Time sensor-augmented insulin pump system and consumables used with our Paradigm family of pumps. On January 15, 2007, we voluntarily suspended U.S. shipments of Physio-Control products manufactured at our facility in Redmond, Washington in order to address quality system issues, which led to Physio-Control’s decline in sales. See our discussion of “Net Sales” by operating segment within this management’s discussion and analysis for more information on the results of each operating segment.

While we continue to make substantial investments in the expansion of our existing product lines and the search for new innovative products, we have also focused heavily on carefully planned clinical trials, which lead to market expansion and enable further penetration of our life changing devices. Fiscal year 2007 research and development spending of $1.239 billion increased 11 percent in comparison to the prior fiscal year. Our research and development efforts are focused on maintaining leadership in each of the markets we serve to ensure that patients receive the most advanced and effective treatments possible. Research and development expenditures have supported improvements in existing products and enhanced methods to deliver and/or monitor those products.

Increased investment in our future is fortified by our continued strong cash flow generated from operations of $2.979 billion during fiscal year 2007 and our $6.082 billion in cash, short-term debt securities, and long-term debt securities as of April 27, 2007. We may use our cash flow from operations to invest in research and development, fund certain strategic acquisitions, and to participate in expanded clinical trials, which support regulatory approval of our products.

We remain committed to our Mission of developing lifesaving and life enhancing therapies to alleviate pain, restore health, and extend life. The diversity and depth of our current product offerings enable us to provide medical therapies to patients worldwide. We will work to improve patient access through well planned studies, which show the cost-effectiveness of our therapies and our alliance with patients, clinicians, regulators, and reimbursement agencies. Our investments in research and development, strategic acquisitions, expanded clinical trials, and infrastructure provide the foundation for our growth. We are confident in our ability to drive long-term shareholder value using the principles of our Mission, our strong product pipelines, and continued commitment to research and development.

Other Matters

On December 4, 2006, we announced our intention to pursue a spin-off of Physio-Control into an independent, publicly traded company. Physio-Control is our wholly-owned subsidiary that offers external defibrillators, emergency response systems, data management solutions, and support services used by hospitals and emergency response personnel. On January 15, 2007, we announced our voluntary suspension of U.S. shipments of Physio-Control products manufactured at our facility in Redmond, Washington in order to address quality system issues. We are currently in discussions with the U.S. Food and Drug Administration (FDA) regarding the corrective actions that need to be taken before shipping in the U.S. can resume. We have a dedicated team from across the Company working on the corrective actions necessary to address the quality system issues. The suspension of U.S. shipments in fiscal year 2007 did not have a material impact on our overall results. We expect the suspension of U.S. shipments to continue into the second half of fiscal year 2008. Following the resolution of these matters, we intend to continue to pursue the spin-off of Physio-Control.

Critical Accounting Estimates

We have adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). Our most significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, property, plant and equipment, asset impairment, legal proceedings, IPR&D, warranty obligations, product liability, self-insurance, pension and post-retirement obligations, sales returns and discounts, stock-based compensation, and income tax reserves are updated as appropriate, which in most cases is at least quarterly. We base our estimates on historical experience, actuarial valuations, or various assumptions that are believed to be reasonable under the circumstances.

Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the accounting estimates are made and (2) material changes in the estimates are reasonably likely to occur from period to period. Our critical accounting estimates include the following:

Legal Proceedings   We are involved in a number of legal actions involving both product liability and intellectual property disputes. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, which, if granted, could require significant expenditures or result in lost revenues. In accordance with SFAS No. 5, “Accounting for Contingencies,” we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. If a loss is possible, but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in Note 15 to the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. Our significant legal proceedings are discussed in Note 15 to the consolidated financial statements. While it is not possible to predict the outcome for the actions discussed and we believe that we have meritorious defenses against the matters detailed in Note 15 to the consolidated financial statements, it is possible that the outcomes of these legal matters could have a material adverse impact on our consolidated earnings, financial condition, or cash flows.

Tax Strategies   Our effective tax rate is based on income, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and we may or may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit. Our effective tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate. In the event there is a special, restructuring, certain litigation, or IPR&D charge, and/or certain tax adjustments recognized in our operating results, the tax attributable to that item is separately calculated and recorded.

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

The company’s overall tax rate including the tax impact on special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments has resulted in an effective tax rate of 20.3 percent for fiscal year 2007. Excluding the impact of these items, our operational and tax strategies have resulted in a non-GAAP nominal tax rate of 24.5 percent versus the U.S. statutory rate of 35.0 percent. The non-GAAP nominal tax rate is defined as the income tax (benefit) provision as a percentage of taxable income, excluding special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments. An increase in our nominal tax rate of 1 percent would result in an additional income tax provision for the fiscal year ended April 27, 2007 of approximately $37 million. See discussion of the tax rate in the “Income Taxes” section of this management’s discussion and analysis.

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

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of the acquired businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest that the carrying amount may be impaired. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows. Goodwill was $4.327 billion and $4.346 billion as of April 27, 2007 and April 28, 2006, respectively.

Other intangible assets consist primarily of purchased technology, patents, and trademarks and are amortized using the straight-line or accelerated basis, as appropriate, over their estimated useful lives, ranging from 3 to 20 years. As of April 27, 2007, all of our intangible assets are definite lived and amortized on a straight-line basis. We review these intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Other intangible assets, net of accumulated amortization, were $1.433 billion and $1.592 billion as of April 27, 2007 and April 28, 2006, respectively.

Stock-Based Compensation   Effective April 29, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with SFAS No. 123(R). Under the fair value recognition provisions of SFAS No. 123(R), we measure stock-based compensation cost at the grant date based on the fair value of the award and recognize the compensation expense over the requisite service period, which is generally the vesting period. We elected the modified-prospective method of adopting SFAS No. 123(R), under which prior periods are not retroactively revised. Estimated stock-based compensation expense for the non-vested portion of awards granted prior to the effective date is being recognized over the remaining service period using the compensation cost estimated for the SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), pro forma disclosures. Total stock-based compensation expense recognized during the fiscal year ended April 27, 2007 was $127 million after-tax ($185 million pre-tax). See Note 11 to the consolidated financial statements for further information regarding our stock-based compensation programs.

We use the Black-Scholes option pricing model (Black-Scholes model) to determine the fair value of stock options as of the grant date. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rate, volatility of our stock price and expected dividends.

We analyze historical employee stock option exercise and termination data to estimate the expected life assumption. We believe that historical data currently represents the best estimate of the expected life of a new employee option. We also stratify our employee population based upon distinctive exercise behavior patterns. The risk-free interest rate we use is based on the yield, on the grant date, of a zero-coupon U.S. Treasury bond whose maturity period equals or approximates the option’s expected term. Beginning in the third quarter of fiscal year 2007 we began to calculate the expected volatility using a blended volatility, combining the historical volatility and an implied volatility. Implied volatility is based on market traded options of the Company’s common stock. Prior to the third quarter of fiscal year 2007, we calculated the expected volatility based solely on historical volatility. The dividend yield rate used is calculated by dividing our annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date. The amount of stock-based compensation expense we recognize during a period is based on the portion of the awards that are ultimately expected to vest. We estimate pre-vesting option forfeitures at the time of grant by analyzing historical data and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the expense associated with new awards in future periods may differ significantly from what we have recorded in the current period related to historical awards and could materially affect our net earnings and diluted earnings per share of a future period.

There is a risk that our estimates of the fair values of our stock-based awards on the grant dates as determined using the Black-Scholes model may bear little resemblance to the actual values realized upon the exercise or forfeiture of those stock-based awards in the future. Some employee stock options may expire without value, or only realize minimal intrinsic value, as compared to the fair values originally estimated on the grant date and recognized in our financial statements. Alternatively, some employee stock options may realize significantly more value than the fair values originally estimated on the grant date and recognized in our financial statements.

Net Sales

The table below illustrates net sales by product line and operating segment for fiscal years 2007, 2006, and 2005:

	Net Sales			Net Sales
	Fiscal year			Fiscal year
(dollars in millions)	2007	2006	% Change	2006	2005	% Change
Low Power Pacing	$1,895	$1,795	6%	$1,795	$1,756	2%
High Power Defibrillation	2,917	2,932	(1)	2,932	2,379	23
Other	64	67	(4)	67	68	(1)
CARDIAC RHYTHM DISEASE MANAGEMENT	4,876	4,794	2	4,794	4,203	14
Spinal Instrumentation	1,721	1,566	10	1,566	1,372	14
Spinal Biologics	696	570	22	570	413	38
Navigation	127	108	18	108	99	9
SPINAL & NAVIGATION	2,544	2,244	13	2,244	1,884	19
Coronary Stents	560	366	53	366	317	15
Other Coronary	358	334	7	334	308	8
Endovascular/Peripheral	287	240	20	240	226	6
VASCULAR	1,205	940	28	940	851	10
Neurological Implantables	962	833	15	833	739	13
Gastroenterology & Urology	221	183	21	183	188	(3)
NEUROLOGICAL	1,183	1,016	16	1,016	927	10
DIABETES	863	722	20	722	649	11
Valves	250	229	9	229	230	—
Perfusion	334	321	4	321	327	(2)
Cardiac Surgery Technologies	120	113	6	113	112	1
CARDIAC SURGERY	704	663	6	663	669	(1)
Core ENT	278	266	5	266	241	10
Neurologic Technologies	261	235	11	235	218	8
EAR, NOSE, & THROAT (ENT)	539	501	8	501	459	9
PHYSIO-CONTROL	385	412	(7)	412	413	—
TOTAL	$12,299	$11,292	9%	$11,292	$10,055	12%

The primary exchange rate movements that impact our consolidated net sales growth are the U.S. dollar as compared to the Euro and the Japanese Yen. The impact of foreign currency fluctuations on net sales is not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and our hedging activities. See the “Market Risk” section of this management’s discussion and analysis and Note 5 to the consolidated financial statements for further details on foreign currency instruments and our related risk management strategies.

Forward-looking statements are subject to risk factors (see “Risk Factors” set forth in our Form 10-K).

Cardiac Rhythm Disease Management CRDM products consist primarily of pacemakers, implantable defibrillators, leads, ablation products, electrophysiology catheters, and information systems for the management of patients with our devices. CRDM fiscal year 2007 net sales grew by 2 percent from the prior fiscal year to $4.876 billion. Foreign currency translation had a favorable impact on net sales of approximately $70 million when compared to the prior fiscal year. CRDM net sales increased despite a challenging U.S. market for ICDs, and fiscal year 2007 highlights include the following:

•

Implantable defibrillator net sales of $2.917 billion for fiscal year 2007 decreased 1 percent as compared to fiscal year 2006. This minimal decrease is the result of sales declines in the U.S., offset by strong sales growth outside the U.S. Net sales from ICDs in the U.S. were $2.082 billion, a decrease of 9 percent. The decrease in U.S. ICD net sales in fiscal year 2007 is primarily the result of a decline in the U.S. ICD market. Outside the U.S., net sales from ICDs were $835 million, an increase of 29 percent over the prior fiscal year, driven by the Virtuoso ICD and the Concerto cardiac resynchronization therapy-defibrillator (CRT-D). Both of these devices feature Conexus wireless technology which allows for remote transfer of patient data and enables communication remotely between the implanted device and programmer at the time of implant, during follow-up in a clinician’s office, or remotely using a patient home monitor.

•

Pacing system net sales for fiscal year 2007 increased by 6 percent over the prior fiscal year to $1.895 billion. The increase in the current fiscal year is attributable primarily to increased market share in a pacing market that experienced low single digit growth. Instrumental in the increase in sales over fiscal year 2006 was the Adapta family of pacemakers, including the Adapta, Versa, and Sensia models, which were launched in the U.S. in the second quarter of fiscal year 2007 and experienced a full year of sales outside the U.S. This new family of pacemakers incorporates an array of automatic features to help physicians improve pacing therapy and streamline the patient follow-up process, potentially minimizing the amount of time spent in a physician’s office. Adapta offers Managed Ventricular Pacing, or MVP, which is an atrial based pacing mode that significantly reduces unnecessary pacing in the right ventricle while providing the safety of a dual chamber backup if necessary. Clinical studies have suggested that reducing this unnecessary pacing in the right ventricle decreases the risk of developing heart failure and atrial fibrillation, a potentially life-threatening irregular heartbeat.

•

Fiscal year 2007 implantable defibrillator and pacing system sales also benefited from the continued acceptance of the Medtronic CareLink Service. The Medtronic CareLink Service enables clinicians to review data about implanted cardiac devices in real time and access stored patient and device diagnostics through a secure Internet website. The data, which is comparable to information provided during an in-clinic device follow-up, provides the patient’s medical team with a comprehensive view of how the device and patient’s heart are operating. Today, over 120,000 implant patients are being monitored through Medtronic’s CareLink Service in the U.S., up from approximately 70,000 implant patients being monitored a year ago.

CRDM fiscal year 2006 net sales grew by 14 percent from the prior fiscal year to $4.794 billion. Foreign currency translation had an unfavorable impact on net sales of approximately $50 million when compared to the prior fiscal year. While the increase in CRDM net sales was solid across most product lines, fiscal year 2006 highlights include the following:

•

Implantable defibrillator net sales for fiscal year 2006 increased 23 percent over the prior fiscal year to $2.932 billion. This increase was driven by strong demand for the Maximo and EnTrust families of ICDs, and continued market acceptance of the InSync Maximo and InSync Sentry CRT-Ds. EnTrust ICDs were released in the U.S. in June 2005, and offer anti-tachycardia pacing during charging, a feature designed to stop fast, dangerous heartbeats as it prepares to deliver a shock if needed. InSync Sentry was the world’s first implantable medical device offering automatic fluid status monitoring in the chest area encompassing the heart and lungs. Both the InSync Maximo and InSync Sentry provide sequential biventricular pacing, which optimizes the beating of the heart and bloodflow throughout the body. In addition, growth was aided by continued strong performance of our Sprint Fidelis leads, which were first released in fiscal year 2005. The strong market acceptance of these products reflects CRDM’s continued product innovation as well as an overall expansion of the tachyarrhythmia and heart failure markets due to increasing clinical data that supports the uses of these devices for certain patient populations. Net sales of implantable defibrillators for fiscal year 2006 also benefited from one key competitor being out of the ICD market for a portion of the fiscal year due to quality concerns with its product. The negative publicity associated with these quality concerns softened the ICD market growth in the latter half of fiscal year 2006. Market share gains in defibrillator sales worldwide partially offset the impact of the slower market growth.

•

Pacing system net sales for fiscal year 2006 increased by 2 percent over the prior fiscal year to $1.795 billion. The fiscal year 2006 increase was attributable primarily to increased market share in an otherwise flat growth pacing market, as physicians continue to focus more on the ICD and CRT-D marketplace. Instrumental in the year over year increase in sales was the introduction of the EnRhythm pacemaker, which was released in the U.S. in May 2005, and the Adapta pacemaker family, introduced in certain markets outside of the U.S. in the third quarter of fiscal year 2006. The EnRhythm and Adapta pacemakers both offer MVP.

•

Fiscal year 2006 implantable defibrillator and pacing system sales also benefited from the continued acceptance of the Medtronic CareLink Service. As of the end of fiscal year 2006, over 70,000 implant patients were being monitored through Medtronic’s CareLink Service in the U.S. and Canada up from 35,000 implant patients being monitored in the prior fiscal year.

Looking ahead, we expect our CRDM operating segment should benefit from the following:

•

Continued acceptance and increased account penetration of the Concerto CRT-D and Virtuoso ICD. These are our first devices with Conexus wireless telemetry, enabling remote communication between the implanted device and programmer in a clinician’s office and at implant, or between the device and a patient home monitor.

•

Continued acceptance of the Adapta family of pacemakers, including the Adapta, Versa, and Sensia models. Fiscal year 2008 will benefit from having the Adapta family of pacemakers available in the U.S. for a full fiscal year.

•

Continued expansion of the Medtronic CareLink Service, available on both the pacing and ICD platforms in the U.S., Canada, and Western Europe. The Medtronic CareLink Service continues to drive physician preference for our products. As of the end of fiscal year 2007, more than 1,400 clinics were monitoring patients in the U.S and we continue to expand this network.  In June 2007, we launched the Medtronic CareLink Service throughout Europe, which should facilitate the doctor-patient interaction outside the U.S. by offering more convenience, which should increase follow-up compliance.

•

A return to growth in the U.S. ICD market and continued strong growth outside the U.S. We believe the worldwide market is still significantly under-penetrated, and our investments to expand the physician referral network, enhance clinical evidence, and develop technologies that promote the ease of use and care will drive increased usage of defibrillator therapies.

Spinal and Navigation   Spinal and Navigation products include thoracolumbar, cervical, and interbody spinal devices, bone growth substitutes, and surgical navigation tools. Spinal and Navigation net sales for fiscal year 2007 increased by 13 percent from the prior fiscal year to $2.544 billion. Foreign currency translation of $9 million had a favorable impact on net sales when compared to the prior fiscal year. Spinal net sales for fiscal year 2007 increased 13 percent from the prior fiscal year to $2.417 billion driven by solid growth across our entire portfolio of product offerings. Spinal Instrumentation net sales were $1.721 billion, a 10 percent increase over the prior fiscal year, based on continual acceptance of our CD HORIZON LEGACY Spinal System family of products, strong growth in our minimal access technology platforms, and an increase in dynamic stabilization product sales outside of the U.S., led by the DIAM System. The CD HORIZON LEGACY Spinal System is the most comprehensive system on the market today, and is designed to provide procedural solutions for degenerative, deformity, or trauma applications using color coded implants and ergonomic instrumentation. CD HORIZON SEXTANT II, a percutaneous lumbar fixation system with minimal access technologies that reduce procedural steps, was the main driver of the growth in the minimal access technology portfolio. Other revenue growth drivers in Spinal Instrumentation were CAPSTONE and CRESCENT Vertebral Body Spacers which are minimal access devices and techniques designed to replace and restore vertebral height, and the VERTEX Max Reconstruction System which is used to stabilize the complex junction between the flexible cervical and rigid thoracic spine. Biologics net sales were $696 million in fiscal year 2007, a 22 percent increase over the prior year, based on continued strong acceptance of INFUSE Bone Graft. INFUSE Bone Graft contains a recombinant human bone morphogenetic protein, or rhBMP-2, that induces the body to grow its own bone, eliminating the need for a painful second surgery to harvest bone from elsewhere in the body. In addition to the Spinal approval for INFUSE Bone Graft received in fiscal year 2003, since fiscal year 2005 we have had FDA approval to use INFUSE Bone Graft for the treatment of certain types of acute, open fractures of the tibial shaft, and late in fiscal year 2007 we received FDA approval for the use of INFUSE Bone Graft for certain oral maxillofacial and dental regenerative bone grafting procedures. In the Spinal market, the trend has been that small companies continue to increase their presence in the U.S., putting pressure on the market. Navigation net sales for fiscal year 2007 increased 18 percent from the prior fiscal year to $127 million based on strong sales of the PoleStar N20, an intra-operative Magnetic Resonance Image (iMRI)-Guidance System and O-arm Imaging System, a multi-dimensional surgical imaging platform that is optimized for use in spine and orthopedic surgery.

Spinal and Navigation net sales for fiscal year 2006 increased by 19 percent from the prior fiscal year to $2.244 billion. Foreign currency translation had an unfavorable impact on net sales of $11 million when compared to the prior fiscal year. Spinal net sales for fiscal year 2006 increased 20 percent from the prior fiscal year to $2.136 billion. While this increase reflected solid growth across our portfolio of product offerings, Biologics net sales were $570 million, a 38 percent increase over the prior year, based on continued strong acceptance of INFUSE Bone Graft. Since late fiscal year 2005, we have had the right to market Wyeth’s InductOs Bone Graft, the European equivalent of the INFUSE Bone Graft, for use in spinal fusion in European markets. Other products showing steady growth include our CD HORIZON LEGACY Spinal System family of products for thoracolumbar stabilization, our MAST family of products, our cervical stabilization family of products including the VERTEX Max Reconstruction System and MYSTIQUE Resorbable Graft Containment Plating System and the CAPSTONE Vertebral Body Spacer. Released in fiscal year 2005, the CAPSTONE Vertebral Body Spacer is designed to replace and restore the height of all or part of a vertebral body (the weight bearing portion of the vertebra) that has been removed for the treatment of a tumor or fracture. Navigation net sales for fiscal year 2006 increased by 9 percent from the prior fiscal year. Navigation net sales growth was primarily the result of continued strong sales of the StealthStation TRIA and the PoleStar N20 surgical navigation equipment.

Looking ahead, we expect our Spinal and Navigation operating segment should benefit from the following:

•	Continued acceptance of the CD HORIZON LEGACY 5.5, the VERTEX Max Reconstruction System, and the CD HORIZON SEXTANT I System in Japan and Western Europe.

•

Continued acceptance of the INFUSE Bone Graft for spinal fusion and certain types of acute, open tibia fractures and the expansion of indications for INFUSE Bone Graft. In late fiscal year 2007, we launched INFUSE Bone Graft for use in certain oral maxillofacial and dental regenerative bone grafting procedures.

•	Continued acceptance of our dynamic stabilization products outside the U.S., including the DIAM System, MAVERICK Lumbar Artificial Disc, and PRESTIGE LP Cervical Disc Systems.

•

Future acceptance in the U.S. of the PRESTIGE Cervical Disc System, which an FDA advisory panel unanimously voted to recommend approval of in September 2006. The PRESTIGE Cervical Disc System is the first in a portfolio of artificial discs designed to serve patients suffering from severe degenerative disc disease, while maintaining motion in a patient’s cervical spine. U.S. FDA approval is anticipated in the first quarter of fiscal year 2008.

•

Acceptance of Synergy Experience StealthStation System, a combination of Navigational Procedure Solutions and MAST techniques, which can allow less invasive procedures, smaller incisions, and less radiation.

Vascular   Vascular products consist of coronary, endovascular, and peripheral stents and related delivery systems, stent graft systems, distal embolic protection systems and a broad line of balloon angioplasty catheters, guide catheters, guidewires, diagnostic catheters, and accessories. Vascular net sales for fiscal year 2007 increased 28 percent from the prior fiscal year to $1.205 billion. Foreign currency translation of $32 million had a favorable impact on net sales when compared to the prior fiscal year. Coronary Vascular net sales increased 31 percent in comparison to the prior fiscal year to $918 million. The growth in Coronary Vascular net sales was primarily a result of the commercial availability of Endeavor DES outside the U.S. for a full fiscal year and further acceptance of the Driver family of bare metal stents. Endeavor DES, which generated revenue of $300 million in fiscal year 2007, is now commercially released in over 100 countries outside the U.S. and continues to benefit from favorable safety and efficacy data, along with its ease of delivery. We recognized revenue of $260 million in fiscal year 2007 from the Driver family of bare metal stents, which experienced strong growth in the U.S. as a result of reduced penetration of drug-eluting stents in the U.S. marketplace. The Driver bare metal stent is a cobalt-chromium coronary stent which has thinner struts and provides greater maneuverability in placing the stent. Net sales of Other Coronary products, including balloons, guides, and guide wires grew 7 percent over the prior year. Endovascular/Peripheral fiscal year 2007 net sales grew 20 percent when compared to the prior fiscal year. Growth in the endovascular business was driven by the fourth quarter of fiscal year 2006 successful U.S. launch of the market-leading AneuRx AAAdvantage Stent Graft System, which is used to treat abdominal aortic aneurysms (AAA), and increased sales of the Valiant Thoracic Stent Graft System outside the U.S. The Valiant Thoracic Stent Graft System is a next-generation stent graft used for the minimally invasive repair of the thoracic aorta, the body’s largest artery, for several disease states including aneurysms, penetrating ulcers, acute or chronic dissections, and contained or traumatic ruptures. The Valiant Thoracic Stent Graft System received CE Mark approval in Europe in March 2005.

Vascular net sales for fiscal year 2006 increased 10 percent from the prior fiscal year to $940 million. Foreign currency translation had an unfavorable impact on net sales of $24 million when compared to the prior fiscal year. Coronary Vascular net sales increased 12 percent in comparison to the prior fiscal year. The growth in Coronary Vascular net sales was primarily a result of the second quarter of fiscal year 2006 release of our Endeavor DES in approximately 85 markets outside the U.S., and the worldwide strong performance in our Other Coronary products, including balloons and guidewires. Endeavor DES sales grew to $138 million during fiscal year 2006, while stent sales in the U.S. were only $24 million of the total worldwide stent sales of $366 million. Endovascular net sales increased 9 percent in comparison to the prior fiscal year. Endovascular results were primarily a result of solid performance of the Talent Thoracic Stent Graft System outside the U.S., which is used to treat AAA, and the Valiant Thoracic Stent Graft System outside the U.S.

Looking ahead, we expect our Vascular operating segment should benefit from the following:

•

Continued acceptance in fiscal year 2008 of the Endeavor DES in currently available markets. Updated results from the ENDEAVOR I, II, and III clinical trials were presented at EuroPCR in May 2007. The clinical results for Endeavor DES have demonstrated excellent safety, sustained efficacy, low clinical event rates, and lack of late stent thrombosis.

•

Future acceptance of Endeavor Sprint. In May 2007, we received European CE Mark approval and launched the Endeavor Sprint in Europe. This product includes the proven Endeavor DES but provides even better delivery and trackability through enhancements and new technology we have leveraged from our successful Sprinter angioplasty balloon. This stent provides physicians with improved lesion access in tortuous vasculature, increased confidence in a successful outcome, greater ease-of-use, and reduced procedure time.

•

Our anticipated entry into the U.S. drug-eluting stent market. The final module of the Endeavor DES pre-market approval (PMA) was submitted in November 2006. The FDA has indicated that it will require nine month data from the ENDEAVOR IV clinical trial and the FDA has scheduled manufacturing site audits in our facilities in the U.S. and Ireland. We expect an FDA panel meeting in September or October of 2007, and anticipate FDA approval and U.S. launch of Endeavor DES in the second half of calendar year 2007.

•

CE Mark approval and the international launch of Endeavor Resolute in the third quarter of fiscal year 2008. Endeavor Resolute is a next-generation drug-eluting stent with Biolinx, a proprietary biocompatible polymer that is designed to address the special needs of patients who have complex medical conditions and is engineered to match the duration of drug delivery with the longer healing duration often required by these patients.

•

Continued net sales growth of the AneuRx AAAdvantage Stent Graft System and Valiant Thoracic Stent Graft System in the U.S and outside the U.S., respectively. The Valiant Thoracic Stent Graft System contains the Xcelerant Delivery System, which is designed to provide physicians with a smooth, controlled, and trackable delivery platform.

Neurological   Neurological products consist of therapeutic and diagnostic devices, including implantable neurostimulation systems, implantable drug administration devices, and urology and gastroenterology products. Neurological net sales for fiscal year 2007 increased 16 percent from the prior fiscal year to $1.183 billion. Foreign currency translation of $16 million had a favorable impact on net sales when compared to the prior fiscal year. The increase in sales was driven by strong growth of both Neurological Implantables and Gastroenterology and Urology sales. Net sales from Neurological Implantables were $962 million, an increase of 15 percent over the prior period. The growth in Neurological Implantables was driven by key products including the RestoreADVANCED and PrimeADVANCED neurostimulation systems for pain management and Activa Therapy for the treatment of movement disorders associated with advanced Parkinson’s disease and essential tremor. Fiscal year 2007 revenue for Neurological Implantables also benefited from increased sales of our Synchromed II drug delivery pump. Net sales of Gastroenterology and Urology products increased 21 percent over fiscal year 2006 to $221 million. The growth in Gastroenterology and Urology was led by sales of our InterStim product line for the treatment of overactive bladder and urinary incontinence and our Prostiva product line for the treatment of an enlarged prostate. The InterStim II was launched in the second quarter of fiscal year 2007, and the smaller design has been widely accepted.

Neurological net sales for fiscal year 2006 increased 10 percent from the prior fiscal year to $1.016 billion. Foreign currency had an unfavorable impact on net sales of $11 million when compared to the prior fiscal year. The increase in Neurological net sales reflected solid growth in several product lines including the Restore Rechargeable Neurostimulation System for pain management, which benefited from the introduction of our Single Stretch-Coil Extension that enabled physicians to convert patients with existing neurostimulators to the new rechargeable technology. The Restore System, our first fully rechargeable neurostimulation system, was launched in late fiscal year 2005. The Restore System is indicated to manage chronic, difficult-to-treat pain in the trunk and/or multiple limbs that is associated with failed back syndrome, post laminectomy pain, unsuccessful disc surgery, or degenerative disc disease. Sales growth was also driven by continued strength of Activa Therapy for the treatment of movement disorders associated with advanced Parkinson’s disease and essential tremor, as well as InterStim Therapy for the treatment of overactive bladder and urinary incontinence. The increase in Neurological net sales was partially offset by a decrease in sales of our Gastroenterology/Urology diagnostics product line as a result of supplier issues.

Looking ahead, we expect our Neurological operating segment should benefit from the following:

•

Continued acceptance of the RestoreADVANCED rechargeable neurostimulation system for pain management that provides increased power without compromising device longevity. Additionally, the anticipated launch of the RestoreULTRA, our next generation rechargeable neurostimulator with advanced programming capabilities and longer recharge intervals, is expected to help drive future sales. The RestoreULTRA is expected to launch in the second half of fiscal year 2008. Additionally, our new surgical lead, the Specify 5-6-5 with Durable Electrode Technology, received FDA approval in June 2007. The Specify 5-6-5 surgical lead offers exclusive advantages and electrode programming patterns when used with our neurostimulators.

•

Continued acceptance of our Activa Therapy for the treatment of Parkinson’s disease and essential tremor. We continue to educate neurologists and the patient population of the benefits that our Activa Therapy offers them. The New England Journal of Medicine recently published a study that confirmed the advantages of Activa deep brain stimulation for the treatment of dystonia, and the journal Neurology published a study that supports earlier treatment of Parkinson’s disease with Activa deep brain stimulation.

•

Continued acceptance of InterStim II for overactive bladder and urinary incontinence. Interstim II is a smaller, next-generation device that adds a new implantable neurostimulator, a new improved patient programmer, and upgraded software.

The Neurological business may experience slower growth in comparison to prior years as the diagnostics product line is being divested. This divestiture should be complete by the end of the first quarter of fiscal year 2008. The diagnostics product line generated net sales of $67 million in fiscal year 2007.

Diabetes   Diabetes products consist of external insulin pumps and related consumables, continuous glucose monitoring systems, and subcutaneous glucose sensors. Diabetes net sales in fiscal year 2007 increased 20 percent over the prior fiscal year to $863 million. Foreign currency translation of $13 million had a favorable impact on net sales when compared to the prior fiscal year. External pump sales for fiscal year 2007 were $389 million, representing growth of 32 percent over the prior fiscal year. This increase reflects strong worldwide market acceptance of the Paradigm REAL-Time sensor-augmented pump system that integrates continuous glucose monitoring and insulin pump functionality. Sales of consumables during fiscal year 2007 were $425 million, an increase of 10 percent.

Diabetes net sales in fiscal year 2006 increased 11 percent over the prior fiscal year to $722 million. Foreign currency translation had an unfavorable impact on net sales of $6 million when compared to the prior fiscal year. The sales increase reflected continued global growth of the Paradigm family of insulin pumps and related consumables. The Paradigm family of insulin pumps offers increased customization of the insulin dosage based on patient specific information and enhanced information management capabilities.

Looking ahead, we expect our Diabetes operating segment should benefit from the following:

•	Continued acceptance of the Paradigm REAL-Time sensor-augmented pump system, which integrates continuous glucose monitoring and insulin pump functionality.

•

Continued acceptance of the Guardian REAL-Time Continuous Glucose Monitoring System for diabetes management. The Guardian REAL-Time System is a stand alone glucose monitoring system that provides patients with real-time glucose trend graphs and predictive alarms informing them when their glucose levels become too high or too low, enabling better management of diabetes.

•

Continued acceptance of the MiniLink REAL-Time Transmitter, our next generation sensor transmitter which received FDA approval in the third quarter of fiscal year 2007. The MiniLink REAL-Time Transmitter significantly improves patient comfort as the transmitter has no cable and is about one third the size of the previous version. The MiniLink REAL-Time Transmitter is rechargeable and can be used with the Paradigm REAL-Time System, as well as the Guardian REAL-Time System.

•

Continued acceptance of the pediatric versions of our Guardian REAL-Time and Paradigm REAL-Time Systems. In March 2007, we received FDA approval to market the systems specifically designed for ages 7 through 17. The Guardian REAL-Time System is clinically proven to help patients monitor and better control their diabetes.

Cardiac Surgery   Cardiac Surgery products consist of products for the repair and replacement of heart valves, perfusion systems, positioning and stabilization systems for beating heart surgery, surgical accessories, and surgical ablation products. Cardiac Surgery net sales for fiscal year 2007 increased 6 percent as compared to the prior fiscal year to $704 million. Foreign currency translation of $11 million had a favorable impact on net sales when compared to the prior fiscal year. The primary drivers for the increase in net sales during the year were the Valves and Perfusion businesses, which grew net sales by 9 percent and 4 percent, respectively, as compared to fiscal year 2006. The Valves business growth was led by tissue valves, which increased 10 percent as compared to the prior fiscal year. Key components of the tissue valve growth were sales of the Mosaic and Mosaic Ultra tissue valves, which incorporate several design features to facilitate implantation and improve hemodynamics, as well as sales of the Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System outside the U.S. Growth in the Perfusion business was led by sales outside the U.S., specifically the cardiopulmonary and cannulae product lines.

Cardiac Surgery net sales for fiscal year 2006 decreased 1 percent as compared to the prior fiscal year to $663 million. Foreign currency translation had an unfavorable impact on net sales of $7 million when compared to the prior fiscal year. Excluding the negative impact of currency, the performance of Cardiac Surgery was flat with the prior year, indicative of a market showing little to no growth. Cardiac Surgery Technologies enjoyed modest growth during fiscal year 2006, led by our Cardioblate BP2 (Bipolar) Surgical Ablation System, which offers surgeons the unique ability to perform an irrigated surgical ablation procedure.

Looking ahead, we expect our Cardiac Surgery operating segment should benefit from the following:

•	Continued acceptance of our Mosaic and Mosaic Ultra tissue valves. These two tissue valves have been shown to preserve the structure and function found in a natural aortic valve.

•

Further acceptance of the Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System, which received CE Mark approval for commercial sale in October 2006. A feasibility study to evaluate the use of the Medtronic Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System in the U.S. was initiated in February 2007, with the first U.S. patient being implanted. This technology provides a catheter-based approach to pulmonic valve replacement for patients with congenital heart defects, with the goal of reducing the number of open-heart surgeries required during the patient’s lifetime.

ENT   ENT operating segment consists of ear, nose, and throat related products (Core ENT) and neurologic technology-related products (Neurologic Technologies) including powered tissue-removal systems and other microendoscopy instruments, implantable devices, nerve monitoring systems, disposable fluid-control products, image-guided surgery systems, a Ménière’s disease therapy device, hydrocephalus shunt devices, external drainage systems, cranial fixation devices, neuroendoscopes, and dura repair products. ENT net sales for fiscal year 2007 increased by 8 percent over the prior fiscal year to $539 million. Foreign currency translation of $6 million had a favorable impact on net sales when compared to the prior fiscal year. Core ENT net sales grew 5 percent to $278 million in fiscal year 2007 led by continued physician acceptance of the Straightshot M4 Microdebrider and the NIM-Response 2.0 Nerve Integrity Monitor. Net sales within Core ENT were impacted by the loss of revenue from our tonometry product line, which was sold in the third quarter of fiscal year 2006. Neurologic Technologies net sales grew 11 percent to $261 million in fiscal year 2007. The primary drivers of growth in Neurologic Technologies were continued acceptance of high-speed powered surgical drill systems, including the EHS Stylus system and the Strata valve used in the treatment of hydrocephalus. The Strata valve is an adjustable flow control valve in which the resistance properties of the valve can be changed non-invasively by the caregiver. The valve is designed to minimize overdrainage of cerebrospinal fluid and maintain intraventricular pressure within a normal physiologic range, regardless of patient position.

ENT net sales for fiscal year 2006 increased by 9 percent over the prior fiscal year to $501 million. Foreign currency translation had an unfavorable impact on net sales of $3 million when compared to the prior fiscal year. Core ENT related product net sales grew 10 percent to $266 million in fiscal year 2006. The primary drivers of the increase in Core ENT related product net sales were continued physician acceptance of the Straightshot M4 Microdebrider, the NIM-Response 2.0 Nerve Integrity Monitor, and image guided surgery systems. Neurologic Technologies net sales grew 8 percent to $235 million in fiscal year 2006. The primary drivers of growth in Neurologic Technologies were continued acceptance of the EHS Stylus powered surgical drill system and the Strata valve.

Looking ahead, we expect our ENT operating segment should benefit from the following:

•	Continued adoption of power systems for sinus procedures as well as continued adoption of nerve monitoring for ENT and thyroid procedures.

•	Continued development of the normal pressure hydrocephalus market, resulting in increased sales of our shunt products, including the Strata valve.

•	Continued acceptance of our Legend high-speed drill systems, electric bone mill, and Durepair dura substitute.

Physio-Control Physio-Control offers external defibrillation and emergency response systems, data management solutions, and support services used by hospitals and emergency response personnel. Physio-Control fiscal year 2007 net sales decreased 7 percent from the prior fiscal year to $385 million. Foreign currency translation of $9 million had a favorable impact on net sales when compared to the prior fiscal year. The decrease in sales was caused by our January 15, 2007 voluntary suspension of U.S. shipments of Physio-Control products manufactured at our facility in Redmond, Washington in order to address quality system issues. The U.S. suspension led to a 20 percent reduction in U.S. sales which was partially offset by 19 percent growth in sales outside the U.S. driven by continued market acceptance of the LIFEPAK CR Plus defibrillator, an automated external defibrillator designed for both the commercial and consumer market. See further discussion related to the U.S. suspension of shipments in the “Other Matters” section of this management’s discussion and analysis.

Physio-Control fiscal year 2006 net sales were essentially flat as compared to the prior fiscal year at $412 million. Foreign currency translation of $5 million had an unfavorable impact on net sales when compared to the prior fiscal year. Our results were flat as a result of supplier issues which negatively impacted our operations in the second and third quarters of fiscal year 2006, but growth accelerated in the fourth quarter as supplier issues were corrected. We also experienced continued acceptance of the LIFEPAK CR Plus defibrillator and the LIFEPAK 20 defibrillator, an external defibrillator for use by both first responders and professionals in a hospital or clinical setting.

Looking ahead, we expect our Physio-Control operating segment should benefit from the following:

•	Our anticipated return to the U.S. market in fiscal year 2008. We look forward to returning to strong growth in the U.S. once we have agreed with the FDA on a correction to the quality system issues.

•	The continued market acceptance outside the U.S. of our LIFEPAK family of automated external defibrillators.

Continued net sales growth in all operating segments is contingent on our ability to gain further market share, penetrate existing markets, develop new products, improve existing products, and develop new markets.

Costs and Expenses

The following is a summary of major costs and expenses as a percent of net sales:

	Fiscal Year
	2007	2006	2005
Cost of products sold	25.8%	24.9%	24.3%
Research and development expense	10.1	9.9	9.5
Selling, general and administrative expense	33.8	32.4	32.0
Special charges	0.8	0.9	—
Restructuring charges	0.2	—	—
Certain litigation charges	0.3	—	6.5
IPR&D charges	—	3.2	—
Other expense, net	1.7	1.5	2.9
Interest income, net	(1.3)	(0.8)	(0.4)

Cost of Products Sold   Fiscal year 2007 cost of products sold as a percent of net sales increased 0.9 of a percentage point from fiscal year 2006 to 25.8 percent. The increase in cost of products sold as a percentage of net sales was due to 0.1 of a percentage point increase for the recognition of $15 million of incremental stock-based compensation expense in fiscal year 2007, 0.2 of a percentage point increase for unfavorable manufacturing variances, and 0.9 of a percentage point increase relating to geographic and product mix shifts. The product mix impact was the result of decreased sales of higher margin ICDs in the U.S. and increased sales of INFUSE Bone Graft and certain tissue products in our Spinal business which have margins that are below our average gross margins. These increases were offset by 0.3 of a percentage point of favorable foreign currency adjustments. We expect cost of products sold, as a percentage of revenue, to continue in the 24.0 percent to 25.0 percent range.

Fiscal year 2006 cost of products sold as a percent of net sales increased 0.6 of a percentage point from fiscal year 2005 to 24.9 percent. The increase in cost of products sold as a percentage of net sales was driven by two main components. Unfavorable foreign currency translation reduced gross margin by 0.2 of a percentage point and product mix reduced gross margin by 0.4 of a percentage point. The product mix impact was the result of increased sales of INFUSE Bone Graft and certain tissue products in our Spinal business which have margins that are below our average margins, and strong sales of ICDs outside the U.S. which have lower gross margins than ICDs in the U.S.

Research and Development   We continue to invest heavily in the future by spending aggressively on research and development efforts. Research and development spending was $1.239 billion in fiscal year 2007 representing 10.1 percent of net sales, an increase of 0.2 of a percentage point over fiscal year 2006. The 0.2 of a percentage point increase over the prior year was the result of the recognition of $31 million of incremental stock-based compensation expense in fiscal year 2007. Excluding the incremental stock-based compensation expense, research and development expense was flat as a percentage of sales as compared to fiscal year 2006, but on a gross basis increased $95 million, or 9.0 percent as compared to the prior fiscal year. We remain committed to developing technological enhancements and new indications for existing products and new, less invasive, technologies to address unmet medical needs. That commitment leads to our initiation and participation in numerous clinical trials in every fiscal year. Furthermore, we expect our development activities to help reduce patient care costs and the length of hospital stays in the future.

Research and development spending was $1.113 billion in fiscal year 2006. This level of spending represented 9.9 percent of net sales, an increase of 0.4 of a percentage point over fiscal year 2005. The increase was a result of our commitment to developing technological enhancements and new indications for existing products and new, less invasive, technologies to address unmet medical needs.

In addition to our investment in research and development, we continue to access new technologies in areas served by our existing businesses, as well as in new areas, through acquisitions, licensing agreements, alliances, and certain strategic equity investments.

Selling, General and Administrative   Fiscal year 2007 selling, general and administrative expense as a percentage of net sales increased by 1.4 percentage points from fiscal year 2006 to 33.8 percent. The recognition of incremental stock-based compensation expense of $104 million drove 0.9 of a percentage point of the overall increase. The remaining increase in selling, general and administrative expense for fiscal year 2007 was due to expenses associated with our previously communicated investment in our marketing campaign for CRDM, the expansion of our sales forces across all businesses, especially in the Vascular business as we prepare for the U.S. launch of Endeavor DES, and costs associated with our global information technology system implementation. These increases were offset by our continual cost control measures across all of our businesses and attempts to leverage the general and administrative expense categories.

Fiscal year 2006 selling, general and administrative expense as a percentage of net sales increased by 0.4 of a percentage point from fiscal year 2005 to 32.4 percent. The increase in selling, general and administrative expense as a percentage of net sales primarily related to our continued investment in expanding our sales organization, increased spending on our global enterprise resource planning (ERP) infrastructure, and the compensation expenses associated with our record revenues and strong earnings. These increases were partially offset by continued cost control measures across all of our businesses.

Special, Restructuring, Certain Litigation, and IPR&D Charges, and Certain Tax Adjustments We believe that in order to properly understand our short-term and long-term financial trends, investors may find it useful to consider the impact of special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments. Special charges (such as asset impairment charges), restructuring charges, certain litigation charges in connection with either settlements or judgments from material litigation, IPR&D charges, and certain tax adjustments recorded during the previous three fiscal years are as follows:

	Fiscal Year
	2007	2006	2005
(dollars in millions, except per share data)
Special charges:
Asset impairment charges (net of $39 tax)	$59	$—	$—
Medtronic Foundation donation (net of $34 tax)	—	66	—
Total special charges	59	66	—
Restructuring charges (net of $11 tax)	25	—	—
Certain litigation charges (net of $0 and $236 tax, respectively)	40	—	418
IPR&D charges (net of $69 tax)	—	295	—
Tax benefit from the reversal of tax reserves	(129)	(225)	—
Tax impact for the repatriation of foreign earnings	—	—	49
Total special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments, after-tax	$(5)	$136	$467

Per Diluted Share Data:
Special charges	$0.05	$0.05	$—
Restructuring charges	0.02	—	—
Certain litigation charges	0.04	—	0.34
IPR&D	—	0.24	—
Tax benefit from the reversal of tax reserves	(0.11)	(0.18)	—
Tax impact for the repatriation of foreign earnings	—	—	0.04
Total Per Diluted Share	$—	$0.11	$0.38

Special Charges In fiscal year 2007 we concluded two intangible assets were impaired due to inadequate clinical results and the resulting delays in product development. As a result, in the fourth quarter of fiscal year 2007 we recorded a $59 million after-tax ($98 million pre-tax) special charge related to the impairments of intangible assets stemming from the July 1, 2005 acquisition of Transneuronix, Inc. (TNI) and the November 1, 2004 acquisition of Angiolink Corporation (Angiolink). TNI focused on the development of an implantable gastric stimulator to treat obesity. Angiolink focused on the development of wound closure devices for vascular procedures.

In fiscal year 2006, we recorded a $66 million after-tax ($100 million pre-tax) charitable donation to The Medtronic Foundation, which is a related party non-profit organization. The donation to The Medtronic Foundation was paid in the second quarter of fiscal year 2006.

There were no special charges in fiscal year 2005.

Restructuring Charges In fiscal year 2007, we recorded a $25 million ($36 million pre-tax) restructuring charge, which consisted of employee termination costs of $20 million ($28 million pre-tax) and asset write-downs of $5 million ($8 million pre-tax). These initiatives began in the fourth quarter of fiscal year 2007 and are designed to drive manufacturing efficiencies in our Vascular business, downsize our Physio-Control business due to our voluntary suspension of U.S. shipments, and rebalance resources within our CRDM business in response to current market dynamics. The employee termination costs consist of severance and the associated costs of continued medical benefits, and outplacement services. We have identified approximately 900 positions for elimination which will be achieved through early retirement packages offered to employees, voluntary separations, and involuntary separations, as necessary. Of the positions identified for elimination, 196 have been eliminated as of April 27, 2007. The asset write-downs consist of a $4 million after-tax charge for inventory write-downs, and a $1 million after-tax charge for asset write-downs. The inventory and asset write-downs were recorded within cost of products sold in the consolidated statement of earnings.

The restructuring initiatives, which are scheduled to be completed by the end of fiscal year 2008, are expected to produce annualized operating savings of approximately $125 million. These savings will arise mostly from reduced compensation expense.

In the first quarter of fiscal year 2008 we expect to incur additional charges related to our restructuring initiatives that began in the fourth quarter of fiscal year 2007. Part of the additional expense is anticipated from increased retirement benefits in our defined benefit pension plans provided to those employees that elect early retirement. Additionally, we will recognize added expense associated with compensation provided to select employees whose employment terminates with the Company in the first quarter of fiscal year 2008 as part of the restructuring. These incremental costs were not accrued in fiscal year 2007 because they had not yet been communicated to the impacted employees.

There were no restructuring charges in fiscal years 2006 and 2005.

Certain Litigation Charges During fiscal year 2007, we recorded a certain litigation charge of $40 million related to a settlement agreement with the United States Department of Justice which requires the government to obtain dismissal of two qui tam civil suits pending against us, and is conditioned upon such dismissal being obtained. The two suits were based upon allegations about certain sales and marketing practices in the Spinal business. The settlement agreement reflects our assertion that the Company and its current employees have not engaged in any wrongdoing or illegal activity.

There were no certain litigation charges in fiscal year 2006.

In fiscal year 2005, we recorded after-tax certain litigation charges of $418 million ($654 million pre-tax). The largest of the charges, in the amount of $550 million pre-tax, occurred in the fourth quarter and related to costs for the settlement of all outstanding litigation and disputes with Gary Michelson, M.D. and Karlin Technology, Inc. (Michelson). The agreement reached with Michelson required a total cash payment of $1.350 billion for the settlement of all ongoing litigation and the purchase of a portfolio of more than 100 issued U.S. patents, over 110 pending U.S. patent applications and numerous foreign counterparts to these patents and patent applications. The $550 million was assigned to past damages between the parties and was recorded as an expense in fiscal year 2005. The remaining consideration, including $3 million of direct acquisition costs, was allocated between $628 million of acquired technology based intangible assets and $175 million of IPR&D that was expensed on the date of acquisition (May 18, 2005). Also, in the fourth quarter of fiscal year 2005, we recorded a pre-tax charge of $80 million resulting from a final arbitration award for breach of contract damages related to a March 2002 agreement between us and ETEX Corporation (ETEX). The $80 million included $64 million in damages, interest, and partial legal fees and the forgiveness of an existing $17 million note owed to us by ETEX. In the third quarter of fiscal year 2005, we recorded a pre-tax charge of $24 million related to the DePuy/AcroMed litigation. The jury found that the thoracolumbar multiaxial screw design of Medtronic Sofamor Danek, Inc. (MSD), which MSD no longer sells in the U.S., infringed patents held by DePuy/AcroMed under the doctrine of equivalents. In February 2005, the Court entered judgment against MSD in the amount of $24 million, which included prejudgment interest. Given the judgment entered by the Court and our conclusion that the incurrence of such an expense was both probable and could be reasonably estimated under SFAS No. 5 at that point and time, we recorded a $24 million charge related to this judgment. MSD has appealed the jury’s verdict and intends to continue to contest the charges vigorously. In fiscal year 2007, we paid the outstanding Depuy/AcroMed judgment and interest under protest.

IPR&D Charges There were no IPR&D charges for fiscal year 2007.

During the first quarter of fiscal year 2006, we acquired TNI. At the date of the acquisition, $169 million of the purchase price was expensed as IPR&D related to a product being developed for the treatment of obesity by stimulation of the stomach that had not yet reached technological feasibility and had no future alternative use.

During the first quarter of fiscal year 2006, we acquired substantially all of the spine-related intellectual property and related contracts, rights, and tangible materials owned by Michelson. At the date of acquisition, $175 million of the purchase price was expensed as IPR&D related to spinal technology based devices that had not yet reached technological feasibility and which had no future alternative use. The patents pertain to novel spinal technology and techniques that have the potential for future patentable commercial products in the area of spinal surgery.

On July 27, 2005, we also entered into a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. On the date of the agreement, $20 million was expensed as IPR&D related to the licensed technology since technological feasibility of the project had not yet been reached and it had no future alternative use. This licensed technology is expected to enhance our ability to further develop and expand our therapies for neurological disorders.

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

See the “Acquisitions” section of this management’s discussion and analysis for detailed discussion of each material acquisition in fiscal years 2007 and 2006.

Certain Tax Adjustments In fiscal year 2007, we recorded a $129 million tax benefit associated with the reversal of excess tax accruals in connection with the settlement reached with the U.S. Internal Revenue Service (IRS) with respect to their review of our fiscal years 2003 and 2004 domestic income tax returns, the resolution of competent authority issues for fiscal years 1992 through 2000, and adjustments to the finalization of the fiscal year 2006 U.S. federal and state income tax returns. The $129 million tax benefit has been recorded in the provision for income taxes in the consolidated statement of earnings for fiscal year 2007.

In fiscal year 2006, we reversed excess tax accruals of $225 million associated with favorable agreements reached with the IRS involving the review of our fiscal years 1997 through 2002 domestic income tax returns. The $225 million tax benefit has been recorded in the provision for income taxes in the consolidated statement of earnings for fiscal year 2006.

During the fourth quarter of fiscal year 2006, we repatriated the entire amount eligible under the American Jobs Creation Act of 2004 (Jobs Creation Act), or $934 million. The amounts repatriated were used for “qualified expenditures” as defined under the Jobs Creation Act such as qualified research and development activities, construction of a new U.S. facility, and qualified selling and marketing activities. As of April 29, 2005, we had recorded a deferred tax liability of $49 million associated with our planned repatriation of these funds, and we included that amount in the table above and in provision for income taxes in the consolidated statements of earnings.

Other Expense, Net   Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses, and impairment charges on equity securities. In fiscal year 2007, net other expense was $212 million, an increase of $45 million from $167 million in fiscal year 2006. This change is partially due to currency hedges, which resulted in gains in fiscal year 2007 of $20 million versus gains in fiscal year 2006 of $92 million. Fiscal year 2007 was also positively impacted by $55 million due to the accelerated amortization of deferred income in connection with a product supply agreement in the Vascular business, where the other party elected not to exercise its option to extend the agreement.

Net other expense decreased from $291 million in fiscal year 2005 to $167 million in fiscal year 2006, a $124 million decrease. This decrease was primarily driven by a shift from a loss in fiscal year 2005 to a gain in fiscal year 2006 on foreign exchange contracts used to hedge results of operations. In fiscal year 2006, our gain on foreign exchange contracts was $92 million compared to a loss of $135 million in fiscal year 2005. During fiscal year 2006, the gains on the foreign exchange contracts were partially offset by $42 million of expense associated with impairments on equity securities and $86 million in increased royalty expense, primarily in our Vascular and Spinal businesses.

Interest Income, Net   In fiscal year 2007, net interest income was $154 million, an increase of $67 million from net interest income of $87 million in fiscal year 2006. The increase in net interest income in fiscal year 2007 as compared to fiscal year 2006 is a result of higher average cash and cash investment balances as compared to prior periods. Interest income continues to increase, as we have maintained our ability to generate rates of return on our investments that exceed the interest rates we are paying on our outstanding debt.

In fiscal year 2006, net interest income was $87 million, an increase of $42 million from net interest income of $45 million in fiscal year 2005. The increase in net interest income in fiscal year 2006 as compared to fiscal year 2005 was primarily a result of increased levels of interest-bearing investments and higher interest rates.

Income Taxes

	Fiscal Year			Percentage Point Increase/(Decrease)
	2007	2006	2005	FY07/06	FY06/05
(dollars in millions)
Provision for income tax	$713	$614	$740	N/A	N/A
Effective tax rate	20.3%	19.4%	29.1%	0.9	(9.7)
Impact of repatriation, special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments	(4.2)	(6.6)	0.1	(2.4)	6.7
Non-GAAP nominal tax rate (1)	24.5%	26.0%	29.0%	(1.5)	(3.0)

_______________

(1)

Non-GAAP nominal tax rate is defined as the income tax (benefit) provision as a percentage of taxable income, excluding repatriation, special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments. We believe that the resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of certain discrete items so that investors can compare our recurring results over multiple periods.

The effective tax rate of 20.3 percent increased by 0.9 of a percentage point from fiscal year 2006 to fiscal year 2007. This increase reflects the 1.5 percentage points decrease in the non-GAAP nominal tax rate and 2.4 percentage points increase from the special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments. The non-GAAP nominal tax rate decreased from 26.0 percent in fiscal year 2006 to 24.5 percent in fiscal year 2007 as a result of increased benefits from our international operations subject to tax rates lower than our U.S. statutory tax rates. The remaining 2.4 percentage points increase is largely due to a $129 million tax benefit recorded in fiscal year 2007 compared to the $225 million tax benefit recorded in fiscal year 2006. The $129 million tax benefit reflects the reversal of excess tax accruals in connection with the settlement reached with the IRS involving the review of our fiscal years 2003 and 2004 domestic tax returns, the resolution of competent authority issues for fiscal years 1992 through 2000, and adjustments to the finalization of the fiscal year 2006 U.S. federal and state income tax returns.

The effective tax rate of 19.4 percent decreased by 9.7 percentage points from fiscal year 2005 to fiscal year 2006. This decrease reflected the 3.0 percentage points decrease in the non-GAAP nominal tax rate and 6.7 percentage points decrease from the amounts repatriated under the Jobs Creation Act, special, certain litigation, and IPR&D charges, and certain tax adjustments. The non-GAAP nominal tax rate decreased from 29.0 percent in fiscal year 2005 to 26.0 percent in fiscal year 2006 as a result of increased benefits from our international operations subject to tax rates lower than our U.S. statutory tax rates. The remaining 6.7 percentage decrease is primarily due to a $225 million tax benefit associated with the favorable agreements reached with the IRS involving the review of our fiscal years 1997 through 2002 domestic tax returns offset by taxes provided for amounts repatriated under the Jobs Creation Act, special, certain litigation, and IPR&D charges. As a result of the agreements reached with the IRS, we made approximately $326 million in incremental tax payments during the third quarter of fiscal year 2006. These payments reduced accrued income taxes in the fiscal year 2006 consolidated balance sheet.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to our allocation are required between jurisdictions with different tax rates. Tax authorities periodically review our tax returns and propose adjustments to our tax filings. Tax years settled with the IRS remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries.

The IRS has finalized its audits with us for all years through fiscal year 1996. The IRS has issued its audit reports for fiscal years 1997 through 2004. We have resolved or reached agreement with the IRS on all significant issues for fiscal years 1997 through 2004, except for an issue related to the allocation of income between Medtronic, Inc., and its wholly owned subsidiary in Switzerland. The unresolved issues from the fiscal years 1997 through 2004 tax audits and tax positions taken by the IRS or foreign tax authorities, with respect to potential issues on future tax audits could have a material impact on our effective tax rate in future periods. We continue to believe that we have meritorious defenses for our tax filings and will vigorously defend them through litigation in the courts, if necessary. We believe we have provided for probable liabilities resulting from tax assessments by taxing authorities.

Liquidity and Capital Resources

	Fiscal Year
	2007	2006
(dollars in millions)
Working capital	$5,355	$5,971
Current ratio*	3.1:1.0	2.4:1.0
Cash, cash equivalents, and short-term investments	$3,078	$6,101
Long-term investments in public and private debt securities**	3,004	767
Cash, cash equivalents, short-term investments, and long-term debt securities	6,082	6,868
Short-term borrowings and long-term debt	6,087	7,923
Net cash position***	$(5)	$(1,055)

_______________

*	Current ratio is the ratio of current assets to current liabilities.
**	Long-term investments include public and private debt securities with a maturity date greater than one year from the end of the period.
***	Net cash position is the sum of cash, cash equivalents, short-term investments, and long-term investments in debt securities less short-term borrowings and long-term debt.

The increase in our net cash position in fiscal year 2007 as compared to fiscal year 2006 primarily relates to income from operations and other cash proceeds offset by cash used for the retirement of $1.877 billion in debentures, capital expenditures, dividend payments, and share repurchases. See the “Summary of Cash Flows” section of this management’s discussion and analysis for further discussion of our cash uses and proceeds. The decrease in our working capital relates to our movement of cash into long-term investments from short-term investments in fiscal year 2007 to generate higher interest income offset by normal operating changes in other account balances.

At April 27, 2007 and April 28, 2006, $5.428 billion and $4.168 billion, respectively, of cash, cash equivalents, and short- and long-term debt securities were held by our non-U.S. subsidiaries. These funds are available for use by worldwide operations; however, if these funds are repatriated to the U.S. or used for U.S. operations, the amounts would be subject to U.S. tax.

We believe that our existing cash and investments, as well as our available unused lines of credit and commercial paper capacity of $2.440 billion, if needed, will satisfy our foreseeable working capital requirements for at least the next twelve months. However, we periodically consider various financing alternatives and may, from time to time, seek to take advantage of favorable interest rate environments or other market conditions.

Summary of Cash Flows

	Fiscal Year
	2007	2006	2005
(dollars in millions)
Cash provided by (used in):
Operating activities	$2,979	$2,220	$2,824
Investing activities	(1,701)	(2,867)	(1,603)
Financing activities	(3,011)	1,304	(494)
Effect of exchange rate changes on cash and cash equivalents	(5)	105	(89)
Net change in cash and cash equivalents	$(1,738)	$762	$638

Operating Activities

Our net cash provided by operating activities was $2.979 billion for the fiscal year ended April 27, 2007 compared to net cash provided by operating activities of $2.220 billion in the same period of the prior year. The $759 million increase in net cash provided by operating activities was primarily attributable to:

•

A $1.055 billion decrease in cash used for operating assets and liabilities, primarily driven by a $657 million change in accounts payable and accrued liabilities and changes in deferred taxes and a $233 million change in inventory partially offset by:

•	The timing of other receipts and payments in the ordinary course of business

Our net cash provided by operating activities was $2.220 billion for the fiscal year ended April 28, 2006 compared to net cash provided by operating activities of $2.824 billion in the same period of the prior year. The $604 million decrease in net cash provided by operating activities was primarily attributable to:

•	A $612 million payment for previously settled and accrued litigation

•	A $326 million payment of previously accrued income taxes in conjunction with the settlement reached with the IRS

•	A $49 million payment of income taxes associated with our repatriation of foreign subsidiary income

•	A $778 million decrease related to the timing of payment on inventory and other operating costs partially offset by:
•	The timing of other receipts and payments in the ordinary course of business

Investing Activities

Our net cash used in investing activities was $1.701 billion for the fiscal year ended April 27, 2007 compared to $2.867 billion used in investing activities for the fiscal year ended April 28, 2006. The $1.166 billion decrease in net cash used in investing activities was primarily attributable to:

•	A decrease of $993 million in cash used for acquisitions and purchase of intellectual property, as fiscal year 2006 included several acquisitions

•	A $495 million decrease in cash used to purchase marketable securities partially offset by:
•	A $166 million increase in capital expenditures for property, plant, and equipment

Our net cash used in investing activities was $2.867 billion for the fiscal year ended April 28, 2006 compared to $1.603 billion used in investing activities for the fiscal year ended April 29, 2005. The $1.264 billion increase in net cash used in investing activities was primarily attributable to:

•	A $1.004 billion increase in cash used for acquisitions and purchases of intellectual property, as fiscal year 2006 included several acquisitions

•	A $440 million increase in cash used to purchase marketable securities partially offset by:
•	A $45 million decrease in capital expenditures for property, plant, and equipment and an increase of $131 million from other investing activities

Financing Activities

Our net cash used in financing activities was $3.011 billion for the fiscal year ended April 27, 2007, compared to net cash provided by financing activities of $1.304 billion for the fiscal year ended April 28, 2006. The $4.315 billion increase in net cash used in financing activities was primarily attributable to:

•	$1.877 billion in cash used to repurchase long-term debt as the bond holders put the Contingent Convertible Debentures to us in fiscal year 2007

•	A $5.428 billion decrease in proceeds from the issuance of long-term debt as we had issued $1.000 billion in Senior Notes and $4.400 billion of Senior Convertible Notes in the prior year

•	A $175 million decrease in proceeds from issuance of common stock and $1.075 billion decrease in proceeds from the sale of call options partially offset by:
•	A $2.550 billion decline in cash used to repurchase common stock

•	A $517 million net reduction in sale of warrants

Our net cash provided by financing activities was $1.304 billion for the fiscal year ended April 28, 2006, compared to net cash used by financing activities of $494 million for the fiscal year ended April 29, 2005. The $1.798 billion increase in net cash provided by financing activities was primarily attributable to:

•

Proceeds of $5.428 billion from the issuance of long-term debt and $506 million from the issuance of stock in fiscal year 2006, increases of $5.428 billion and $172 million over fiscal year 2005, respectively

•	Proceeds of $517 million from the sale of warrants in fiscal year 2006 partially offset by:
•	Stock repurchases of $3.589 billion, an increase of $3.078 billion from fiscal year 2005

•	Cash of $1.075 billion used to purchase call options in fiscal year 2006

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

We believe our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position or cash flows. Presented below is a summary of contractual obligations and other minimum commercial commitments. See Notes 5, 7 and 14 to the consolidated financial statements for additional information regarding foreign currency contracts, long-term debt and lease obligations, respectively.

	Maturity by Fiscal Year
	Total	2008	2009	2010	2011	2012	Thereafter
(dollars in millions)
Contractual obligations related to off-balance sheet arrangements:
Foreign currency contracts(1)	$5,372	$3,806	$1,262	$304	$—	$—	$—
Operating leases(2)	193	68	53	33	13	5	21
Inventory purchases(3)	621	292	134	73	67	13	42
Commitments to fund minority investments/contingent acquisition consideration(4)	124	47	20	19	17	1	20
Interest payments(5)	652	116	115	115	106	64	136
Other(6)	383	241	40	31	23	14	34
Total	$7,345	$4,570	$1,624	$575	$226	$97	$253

Contractual obligations reflected in the balance sheet:
Long-term debt, excluding capital leases(7)	$5,494	$—	$94	$—	$2,600	$—	$2,800
Capital leases(8)	89	5	12	14	17	18	23
Other(9)	12	12	—	—	—	—	—
Total	$5,595	$17	$106	$14	$2,617	$18	$2,823

_______________

(1)	As these obligations were entered into as hedges, the majority of these obligations will be offset by losses/gains on the related assets, liabilities and transactions being hedged.
(2)	Certain leases require us to pay real estate taxes, insurance, maintenance, and other operating expenses associated with the leased premises. These future costs are not included in the schedule above.
(3)

We have included inventory purchase commitments which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments do not include open purchase orders.

(4)

Certain commitments related to the funding of minority investments and/or previous acquisitions are contingent upon the achievement of certain product-related milestones and various other favorable operational conditions. While it is not certain if and/or when these payments will be made, the maturity dates included in this table reflect our best estimates.

(5)

Interest payments in the table above reflect the interest on our outstanding debt, including the $4.400 billion of Senior Convertible Notes, $1.000 billion of Senior Notes and $94 million of Contingent Convertible Debentures. The interest rate on each outstanding obligation varies and interest is payable semi-annually. The interest rate is 1.500 percent on the $2.200 billion Senior Convertible Notes due 2011 and 1.625 percent on the $2.200 billion Senior Convertible Notes due 2013, 4.375 percent on the $400 million of Senior Notes due 2010, 4.750 percent on the $600 million of Senior Notes due 2015, and 1.250 percent on the Contingent Convertible Debentures due 2021.

(6)	These obligations include commitments to replace our existing legacy enterprise resource systems, construction of our new CRDM campus, and certain research and development arrangements.
(7)

Long-term debt in the table above includes $4.400 billion Senior Convertible Notes issued in April 2006, $1.000 billion Senior Notes issued in September 2005 and $94 million related to our Contingent Convertible Debentures. In September 2006 we repurchased $1.877 billion of Contingent Convertible Debentures as a result of certain holders exercising their put options. The table above also includes the impact of the five year interest rate swap entered into in November 2005.

(8)

Capital lease obligations include a sale-leaseback agreement entered into in the fourth quarter of fiscal year 2006 whereby certain manufacturing equipment was sold and is being leased by us over a seven year period.

(9)

These obligations include royalty payments and a financing arrangement associated with our fiscal year 2002 acquisition of Kobayashi Pharmaceutical Co.’s interest in a joint venture it had formed with us in 1996 to distribute spinal products in Japan.

Debt and Capital

In October 2005, our Board of Directors authorized the repurchase of up to 40 million shares of our common stock and in April 2006, the Board of Directors made a special authorization for us to repurchase up to 50 million shares in connection with the $4.400 billion Senior Convertible Note offering (see below for further discussion). Shares are repurchased from time to time to support our stock-based compensation programs and to take advantage of favorable market conditions. During fiscal years 2007 and 2006, we repurchased approximately 21.7 million shares and 68.9 million shares at an average price of $47.83 and $52.12, respectively. The amounts disclosed as repurchased for fiscal year 2007 include 544,224 shares that we obtained as part of the final settlement of the previously announced and executed accelerated share repurchase program. Excluding the shares obtained in the settlement of the accelerated share repurchase program, for fiscal year 2007 we repurchased 21.2 million shares at an average price of $49.06. As of April 27, 2007, we have approximately 15.1 million shares remaining under current buyback authorizations approved by the Board of Directors.

In June 2007, our Board of Directors authorized the repurchase of an additional 50 million shares of our common stock.

In April 2006, we issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013, collectively the Senior Convertible Notes. The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year. The Senior Convertible Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes have an initial conversion price of $56.14 per share. The Senior Convertible Notes may only be converted: (i) during any calendar quarter if the closing price of our common stock reaches 140 percent of the conversion price for 20 trading days during a specified period, or (ii) if specified distributions to holders of our common stock are made or specified corporate transactions occur, or (iii) during the last month prior to maturity of the applicable notes. Upon conversion, a holder would receive: (i) cash equal to the lesser of the principal amount of the note or the conversion value and (ii) to the extent the conversion value exceeds the principal amount of the note, shares of our common stock, cash, or a combination of common stock and cash, at our option. In addition, upon a change in control, as defined, the holders may require us to purchase for cash all or a portion of their notes for 100 percent of the principal amount of the notes plus accrued and unpaid interest, if any, plus a number of additional make-whole shares of our common stock, as set forth in the applicable indenture. The indentures under which the Senior Convertible Notes were issued contain customary covenants, all of which we remain in compliance as of April 27, 2007. A total of $2.500 billion of the net proceeds from these note issuances were used to repurchase common stock. In April 2007, pursuant to provisions in the indentures relating to the Company’s increase of its quarterly dividend to shareholders, the conversion rates for each of the Senior Convertible Notes changed from 17.8113 to 17.8315, which correspondingly changed the conversion price per share for each of the Senior Convertible Notes from $56.14 to $56.08. See Note 7 to the consolidated financial statements for further discussion of the accounting treatment.

Concurrent with the issuance of the Senior Convertible Notes, we purchased call options on our common stock in private transactions. The call options allow us to receive shares of our common stock and/or cash from counterparties equal to the amounts of common stock and/or cash related to the excess conversion value that we would pay to the holders of the Senior Convertible Notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related Senior Convertible Notes or the first day all of the related Senior Convertible Notes are no longer outstanding due to conversion or otherwise. The call options, which cost an aggregate $1.075 billion ($699 million net of tax benefit), were recorded as a reduction of shareholders’ equity. See Note 7 to the consolidated financial statements for further discussion of the accounting treatment.

In separate transactions, we sold warrants to issue shares of our common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2011 and warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2013 (the “settlement dates”). If the average price of our common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of our common stock. Proceeds received from the issuance of the warrants totaled approximately $517 million and were recorded as an addition to shareholders’ equity. See Note 7 to the consolidated financial statements for further discussion of the accounting treatment. In April 2007, certain of the holders requested adjustment to the exercise price of the warrants from $76.56 to $76.47 pursuant to the provisions of the warrants relating to our payment of dividends to common shareholders.

In September 2005, we issued two tranches of Senior Notes with the aggregate face value of $1.000 billion. The first tranche consisted of $400 million of 4.375 percent Senior Notes due 2010 and the second tranche consisted of $600 million of 4.750 percent Senior Notes due 2015. Each tranche was issued at a discount which resulted in an effective interest rate of 4.433 percent and 4.760 percent for the five and ten year Senior Notes, respectively. Interest on each series of Senior Notes is payable semi-annually, on March 15 and September 15 of each year. The Senior Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The indentures under which the Senior Notes were issued contain customary covenants, all of which we remain in compliance with as of April 27, 2007. We used the net proceeds from the sale of the Senior Notes for repayment of a portion of our outstanding commercial paper.

In November 2005, we entered into a five year interest rate swap agreement with a notional amount of $200 million. This interest rate swap agreement was designated as a fair value hedge of the changes in fair value of a portion of our fixed-rate $400 million Senior Notes due 2010. We pay variable interest equal to the three-month London Interbank Offered Rate (LIBOR) minus 55 basis points and we receive a fixed interest rate of 4.375 percent.

In September 2001, we completed a $2.013 billion private placement of 1.250 percent Contingent Convertible Debentures due September 2021 (Old Debentures). Interest is payable semi-annually. Each Old Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Old Debentures are not convertible before their final maturity unless the closing price of our common stock reaches 110 percent of the conversion price for 20 trading days during a consecutive 30 trading day period. In September 2002 and 2004, as a result of certain holders of the Old Debentures exercising their put options, we repurchased $39 million and $1 million respectively, of the Old Debentures for cash.

On January 24, 2005, we completed an exchange offer whereby holders of approximately $1.930 billion of the total principal amount of the Old Debentures exchanged their existing securities for an equal principal amount of 1.250 percent Contingent Convertible Debentures, Series B due 2021 (New Debentures), as described below. Following the completion of the exchange offer, we repurchased approximately $2 million of the Old Debentures for cash.

The terms of the New Debentures are consistent with the terms of the Old Debentures noted above, except that: (i) the New Debentures require us to settle all conversions for a combination of cash and shares of our common stock, if any, in lieu of only shares. Upon conversion of the New Debentures we will pay holders cash equal to the lesser of the principal amount of the New Debentures or their conversion value, and shares of our common stock to the extent the conversion value exceeds the principal amount of the New Debentures; and (ii) the New Debentures require us to pay only cash (in lieu of shares of our common stock or a combination of cash and shares of our common stock) when we repurchase the New Debentures at the option of the holder or when we repurchase the New Debentures in connection with a change of control.

In September 2006, as a result of certain holders of the New Debentures and Old Debentures exercising their put options, we repurchased $1.835 billion of the New Debentures for cash and $42 million of the Old Debentures for cash. We may be required to repurchase the remaining debentures at the option of the holders in September 2008, 2011 or 2016. Twelve months prior to the put options becoming exercisable, the remaining balance of the New Debentures and the Old Debentures will be classified as short-term borrowings. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt. Accordingly, during the second quarter of fiscal year 2007, $93 million of New Debentures and $1 million of the Old Debentures were reclassified from short-term borrowings to long-term debt as a result of the September 2006 put option expiring. For put options exercised by the holders of the New Debentures and the Old Debentures, the purchase price is equal to the principal amount of the applicable debenture plus any accrued and unpaid interest thereon to the repurchase date. If the put option is exercised, we will pay holders the repurchase price solely in cash (or, for the Old Debentures, in cash or stock at our option). As of April 27, 2007, approximately $93 million aggregate principal amount of New Debentures remain outstanding and approximately $1 million aggregate principal amount of Old Debentures remain outstanding. We can redeem the debentures for cash at any time.

We maintain a commercial paper program that allows us to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. At April 27, 2007 and April 28, 2006, outstanding commercial paper totaled $249 million and $190 million, respectively. During fiscal years 2007 and 2006, the weighted average original maturity of the commercial paper outstanding was approximately 56 and 31 days, respectively, and the weighted average interest rate was 5.26 percent and 3.86 percent, respectively.

In connection with the issuance of the contingent convertible debentures, Senior Notes, Senior Convertible Notes and commercial paper, Standard and Poor’s Ratings Group and Moody’s Investors Service issued us strong long-term debt ratings of AA- and A1, respectively, and strong short-term debt ratings of A-1+ and P-1, respectively. These ratings remain unchanged from the same periods of the prior year.

We have existing lines of credit of approximately $2.433 billion with various banks at April 27, 2007. The existing lines of credit include a five-year $1.750 billion syndicated credit facility dated December 20, 2006 that will expire on December 20, 2011 (New Facility). This New Facility replaced two credit facilities: one for $1.000 billion which was scheduled to expire in January 2010, and a $750 million facility which was scheduled to expire in January 2007. The New Facility provides us with the ability to increase its capacity by an additional $500 million at any time during the life of the five-year term of the agreement. We can also request the extension of the New Facility maturity date for one additional year, at the first and second anniversary of the date of this facility. The New Facility provides backup funding for the commercial paper program and may also be used for general corporate purposes.

Interest rates on these borrowings are determined by a pricing matrix, based on our long-term debt ratings, assigned by Standard and Poor’s Ratings Group and Moody’s Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates. The agreements also contain other customary covenants, all of which we remain in compliance with as of April 27, 2007.

As of April 27, 2007, we have unused credit lines and commercial paper capacity of approximately $2.440 billion.

Acquisitions

During the fourth quarter of fiscal year 2007 we acquired manufacturing assets, know-how, and an exclusive license to intellectual property related to the manufacture and distribution of EndoSheath products from Vision–Sciences, Inc. (VSI), which was accounted for as a purchase of assets. The license acquired from VSI will expand our existing U.S. distribution rights of EndoSheath products to worldwide distribution rights. The EndoSheath is a sterile disposable sheath that fits over a fiberoptic endoscope preventing contamination of the scope during procedures and allowing reuse of the scope without further sterilization. The consideration paid was $27 million in cash which was primarily allocated to technology-based intangible assets with an estimated useful life of 10 years. The purchase price is subject to increases triggered by the achievement of certain milestones.

During the second quarter of fiscal year 2007, we acquired and/or licensed selected patents and patent applications owned by Dr. Eckhard Alt (Dr. Alt), or certain of his controlled companies in a series of transactions. In connection therewith, we also resolved all outstanding litigation and disputes with Dr. Alt and certain of his controlled companies. The agreements required the payment of total consideration of $75 million, $74 million of which was capitalized as technology based intangible assets that had an estimated useful life of 11 years at the time of acquisition. The acquired patents or licenses pertain to the cardiac rhythm disease management field and have both current application and potential for future patentable commercial products.

During the first quarter of fiscal year 2007, we acquired substantially all of the assets of Odin Medical Technologies, Ltd. (Odin), a privately held company. Prior to the acquisition, we had an equity investment in Odin, which was accounted for under the cost method of accounting. Odin focused on the manufacture of the PoleStar iMRI-Guidance System which we already exclusively distributed. We expect this acquisition to help further drive the acceptance of iMRI guidance in neurosurgery. The consideration for Odin was approximately $21 million, which included $6 million in upfront cash and a $2 million milestone payment. The $8 million in net cash paid resulted from the $21 million in consideration less the value of our prior investment in Odin and Odin’s existing cash balance. In connection with the acquisition of Odin, we acquired $9 million of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition. Goodwill of $12 million related to the acquisition was assigned entirely to the Spinal and Navigation operating segment. This goodwill is deductible for tax purposes. The pro forma impact of Odin was not significant to our results for fiscal year 2007. The results of operations related to Odin have been included in our consolidated statements of earnings since the date of the acquisition.

During the second quarter of fiscal year 2006, we acquired all the outstanding stock of IGN, a privately held company. Prior to the acquisition, we had an equity investment in IGN, which was accounted for under the cost method of accounting. IGN specialized in precision navigation and delivery technologies for brain surgery. The IGN product line includes the NexFrame disposable, “frameless” sterotactic head frame, which is used in conjunction with image-guided surgery systems during deep brain stimulation. This acquisition complements our position in deep brain stimulation by offering instruments that simplify the procedure for surgeons and improve patient comfort during surgery. The total consideration for IGN was approximately $65 million, which included $58 million in net cash paid. The $58 million in net cash paid results from the $65 million in consideration less the value of our prior investment in IGN and IGN’s existing cash balance.

During the first quarter of fiscal year 2006, we acquired all of the outstanding stock of TNI, a privately held company. Prior to the acquisition, we had an equity investment in TNI, which was accounted for under the cost method of accounting. TNI focused on the treatment of obesity by stimulation of the stomach with an implantable gastric stimulator, known as the Transcend device. This acquisition was expected to complement the Company’s strategy to deliver therapeutic solutions for the worldwide challenges of obesity. The consideration for TNI was approximately $269 million, which included $227 million in net cash paid. The $227 million in net cash paid resulted from the $269 million in consideration less the value of our prior investment in TNI and TNI’s existing cash balance. The purchase price is subject to increases triggered by the achievement of certain milestones. As a result of the acquisition of TNI, we acquired $55 million of intangible assets of which $54 million were technology-based intangible assets that had an estimated useful life of 15 years at the time of acquisition and $169 million of IPR&D that was expensed on the date of acquisition related to a product being developed for the treatment of obesity by stimulation of the stomach that had not yet reached technological feasibility and for which no future alternative use had been identified. Goodwill of $51 million related to the acquisition was assigned entirely to the Neurological operating segment. This goodwill is not deductible for tax purposes. In fiscal year 2007, we recognized an impairment charge related to the intangible assets acquired from TNI. See discussion in the “Special, Restructuring, Certain Litigation, and IPR&D Charges, and Certain Tax Adjustments” section of this management’s discussion and analysis.

The pro forma impact of the IGN and TNI acquisitions was not significant, individually or in the aggregate, to our results for the fiscal year ended April 28, 2006. Our fiscal year 2006 operating results included the results of TNI and IGN since their respective acquisition dates.

During the first quarter of fiscal year 2006, we acquired substantially all of the spine-related intellectual property and related contracts, rights, and tangible materials owned by Michelson and settled all outstanding litigation and disputes between Michelson and us. The acquired patents pertain to novel spinal technology and techniques that have both current application and the potential for future patentable commercial products. The agreement requires total consideration of $1.350 billion for the purchase of a portfolio of more than 100 issued U.S. patents, over 110 pending U.S. patent applications and numerous foreign counterparts to these patents and patent applications, and the settlement of all ongoing litigation. A value of $550 million was assigned to the settlement of past damages between the parties and was recorded as an expense in the fourth quarter of fiscal year 2005. The remaining consideration, including $3 million of direct acquisition costs, was allocated between $628 million of acquired technology based intangible assets that had a useful life of 17 years at the time of acquisition and $175 million of IPR&D that was expensed on the date of acquisition related to spinal technology based devices that had not yet reached technological feasibility and had no future alternative use. The patents pertain to novel spinal technology and techniques that have the potential for future patentable commercial products in the area of spinal surgery. During the first quarter of fiscal year 2006, we paid $1.320 billion and committed to three future installments of $10 million to be paid in May 2006, 2007, and 2008. The first two installments of $10 million were paid in May 2006 and 2007.

During the first quarter of fiscal year 2006, we also entered into a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. Under the terms of the agreement, the two companies cross-licensed patents and patent applications of neurological technology related to direct electrical stimulation or monitoring of the brain. On the date of the agreement, $20 million was expensed as IPR&D related to the licensed technology since technological feasibility of the project had not yet been reached and such technology had no future alternative use. This licensed technology is expected to enhance our ability to further develop and expand its therapies for neurological disorders.

New Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN No. 48), which is an interpretation of SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on recognition, measurement, presentation, disclosure, and transition. FIN No. 48 is effective for us beginning with fiscal year 2008, with earlier adoption permitted. We are still evaluating the impact that the adoption of FIN No. 48 will have on the consolidated financial statements, but do not believe it will be material to the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS No. 158), which requires the recognition of an asset or liability for the funded status of defined benefit pension and other post-retirement benefit plans in the statement of financial position. The funded status of a defined benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation (PBO) for any other defined benefit post-retirement plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation. The initial incremental recognition of the funded status under SFAS No. 158 of our defined pension and other post-retirement benefit plans, as well as subsequent changes in our funded status that are not included in net periodic benefit cost will be reflected in accumulated other comprehensive (loss)/income. As of April 27, 2007, the net unfunded status of our defined benefit plans was $(2) million and recognition of this status upon the adoption of SFAS No. 158 resulted in an after-tax charge to shareholders’ equity of $209 million. Amounts recognized in accumulated other comprehensive (loss)/income are adjusted as they are subsequently recognized as a component of net periodic benefit cost. The method of calculating net periodic benefit cost will not change from existing guidance. SFAS No. 158 also prescribes enhanced disclosures, including current and long-term components of plan assets and liabilities, as well as amounts recognized in accumulated other comprehensive (loss)/income that will subsequently be recognized as a component of net periodic benefit cost in the following year. See Note 13 to the consolidated financial statements for additional information.

The funded status recognition and certain disclosure provisions of SFAS No. 158 are effective for our fiscal year ended April 27, 2007. SFAS No. 158 also requires the consistent measurement of plan assets and benefit obligations as of the date of our fiscal year-end statement of financial position effective for our fiscal year ending April 25, 2008. A select number of our plans, including the U.S. plans, currently have a January 31 measurement date. This standard will require us to change, in fiscal year 2008, that measurement date to match the date of our fiscal year-end. We do not expect a material impact on the financial condition for those plans in which we have not adopted the requirement to measure the plan assets and benefit obligation as of the date of the balance sheet.

Discussed above are the significant new accounting pronouncements. Information regarding all new accounting pronouncements is included in Note 1 to the consolidated financial statements.

Operations Outside the U.S.

The table below illustrates U.S. net sales versus net sales outside the U.S. for fiscal years 2007, 2006 and 2005:

	Fiscal Year
	2007	2006	2005
(dollars in millions)
U.S. net sales	$7,900	$7,626	$6,711
Non U.S. net sales	4,399	3,666	3,344
Total net sales	$12,299	$11,292	$10,055

From fiscal year 2006 to fiscal year 2007, consolidated net sales in the U.S. grew 4 percent compared to 20 percent growth in net sales outside the U.S. The slower U.S. growth is primarily a result of declines in the overall ICD market in the U.S. and the voluntary suspension of U.S shipments of Physio-Control products from our Redmond, Washington facility. Outside the U.S. net sales growth was strong across all businesses and led by strong performance in Vascular and CRDM, and a favorable impact of foreign currency translation. Vascular net sales were led by market share gains with Endeavor DES. Increased sales of ICDs and pacemakers led the increase within our CRDM business.

From fiscal year 2005 to fiscal year 2006, consolidated net sales in the U.S. grew at 14 percent, or 4 percent faster than consolidated net sales outside the U.S., primarily as a result of the strong performance in both CRDM and Neurological operating segments and the negative impact of foreign currency translation. CRDM and Neurological sales increased approximately 15 percent and 12 percent, respectively, in the U.S. while sales of those products outside the U.S. grew 8 percent and 4 percent, respectively. The growth in the U.S. in CRDM during fiscal year 2006 was driven by the strong demand for implantable defibrillation systems.

Net sales outside the U.S. are accompanied by certain financial risks, such as collection of receivables, which typically have longer payment terms. Outstanding receivables from customers outside the U.S. totaled $1.456 billion at April 27, 2007, or 50 percent of total outstanding accounts receivable, and $1.179 billion at April 28, 2006, or 45 percent of total outstanding accounts receivable. The increase in the percentage of accounts receivable from customers outside the U.S. is primarily driven by increased sales volume outside the U.S. and the impact of foreign currency exchange rates.

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

We had foreign exchange derivative contracts outstanding in notional amounts of $5.372 billion and $1.561 billion at April 27, 2007 and April 28, 2006, respectively. The fair value of these contracts at April 27, 2007 was $125 million less than the original contract value. A sensitivity analysis of changes in the fair value of all foreign exchange derivative contracts at April 27, 2007 indicates that, if the U.S. dollar uniformly strengthened/weakened by 10 percent against all currencies, the fair value of these contracts would increase/decrease by $508 million, respectively. Any gains and losses on the fair value of derivative contracts would be largely offset by gains and losses on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis.

We are also exposed to interest rate changes affecting principally our investments in interest rate sensitive instruments. A sensitivity analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10 percent change in short-term interest rates compared to interest rates at April 27, 2007 indicates that the fair value of these instruments would correspondingly change by $30 million.

We have sold specific pools of trade receivables in Japan. During fiscal years 2007 and 2006 no trade receivables were sold, and in fiscal year 2005, we sold $146 million of our trade receivables to financial institutions in Japan. Additionally, we entered into agreements to sell specific pools of receivables in Italy in the amount of $37 million, $53 million, and $4 million in fiscal years 2007, 2006, and 2005, respectively. The discount cost related to the Japan and Italy sales was insignificant and recorded in interest income, net in the consolidated statements of earnings.

We lend certain fixed income securities to enhance our investment income. These lending activities are collateralized at an average rate of 102 percent, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 27, 2007 and April 28, 2006 was $1.318 billion and $362 million, respectively.

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

To be sold in Japan, most medical devices must undergo thorough safety examinations and demonstrate medical efficacy before they are granted approval, or “shonin.” The Japanese government, through the Ministry of Health, Labour, and Welfare (MHLW), regulates medical devices under recently enacted revisions to the Pharmaceutical Affairs Law (PAL). Implementation of PAL and enforcement practices thereunder are evolving, and compliance guidance from MHLW is still in development. Consequently, companies continue to work on establishing improved systems for compliance with PAL. Penalties for a company’s noncompliance with PAL could be severe, including revocation or suspension of a company’s business license and criminal sanctions.

The process of obtaining approval to distribute medical products is costly and time-consuming in virtually all of the major markets where we sell medical devices. We cannot assure that any new medical devices we develop will be approved in a timely or cost-effective manner.

Federal and state laws protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers. In particular, in April 2003, the U.S. Department of Health and Human Services (HHS) published patient privacy rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA privacy rule). The HIPAA privacy rule governs the use and disclosure of protected health information by “Covered Entities,” which are healthcare providers that submit electronic claims, health plans and healthcare clearinghouses. Other than our Diabetes operating segment and our health insurance plans, each of which is a Covered Entity, and the role representatives play in providing technical support to physicians while providing patient care, the HIPAA privacy rule affects us only indirectly. The patient data that we receive and analyze may include protected health information. We are committed to maintaining patients’ privacy and working with our customers and business partners in their HIPAA compliance efforts. The ongoing costs and impacts of assuring compliance with the HIPAA privacy rules are not material to our business.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, and managed-care arrangements, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical devices. Government programs, including Medicare and Medicaid, private healthcare insurance, and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments, and other mechanisms designed to constrain utilization and contain costs, including, for example, gainsharing, where a hospital agrees with physicians to share any realized cost savings resulting from the physicians’ collective change in practice patterns such as standardization of devices where medically appropriate. This has created an increasing level of price sensitivity among customers for our products. Some third-party payors must also approve coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use the medical devices or therapies. Even though a new medical device may have been cleared for commercial distribution, we may find limited demand for the device until reimbursement approval has been obtained from governmental and private third-party payors. In addition, some private third-party payors require that certain procedures or that the use of certain products be authorized in advance as a condition of reimbursement. As a result of our manufacturing efficiencies and cost controls, we believe we are well-positioned to respond to changes resulting from the worldwide trend toward cost-containment; however, uncertainty remains as to the nature of any future legislation, making it difficult for us to predict the potential impact of cost-containment trends on future operating results.

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

Federal healthcare laws apply when we or customers submit claims for items or services that are reimbursed under Medicare, Medicaid or other federally-funded healthcare programs. The principal federal laws include: (1) the False Claims Act which prohibits the submission of false or otherwise improper claims for payment to a federally-funded health care program; (2) the Anti-Kickback Statute which prohibits offers to pay or receive remuneration of any kind for the purpose of inducing or rewarding referrals of items or services reimbursable by a Federal healthcare program; and (3) the Stark law which prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain designated health services if the physician (or a member of the physician’s immediate family) has a financial relationship with that entity. There are often similar state false claims, anti-kickback, and anti-self referral laws that apply to claims submitted under state Medicaid or state-funded healthcare programs.

The laws applicable to us are subject to evolving interpretations. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, Medtronic, its officers and employees, could be subject to severe criminal and civil penalties including substantial penalties, fines and damages, and exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid.

We operate in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments in order to continue selling the products. At any given time, we are generally involved as both a plaintiff and a defendant in a number of patent infringement actions. While it is not possible to predict the outcome of patent litigation incident to our business, we believe the costs associated with this type of litigation could generally have a material adverse impact on our consolidated results of operations, financial position or cash flows. See “Legal Proceedings” for additional information.

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

We have elected to self-insure most of our insurable risks, including medical and dental costs, disability coverage, physical loss to property, business interruptions, workers’ compensation, comprehensive general, director and officer, and product liability. This decision was made based on conditions in the insurance marketplace that have led to increasingly higher levels of self-insurance retentions, increasing number of coverage limitations, and dramatically higher insurance premium rates. We continue to monitor the insurance marketplace to evaluate the value to us of obtaining insurance coverage in the future. Based on historical loss trends, we believe that our self-insurance program accruals will be adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on our consolidated results of operations, financial position, or cash flows.

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

We undertake no obligation to update any statement we make, but investors are advised to consult any further disclosures by us in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q, and 8-K, in which we discuss in more detail various important factors that could cause actual results to differ from expected or historical results. In addition, actual results may differ materially from those anticipated due to a number of factors, including, among others, those discussed in the section entitled “Risk Factors” in our Form 10-K. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties, or potentially inaccurate assumptions.

Reports of Management

Management’s Report on the Financial Statements

The management of Medtronic, Inc. is responsible for the integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, and as discussed under Critical Accounting Estimates on pages 4-6, the consolidated financial statements reflect estimates based on management’s judgment.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of April 27, 2007. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of April 27, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/   Arthur D. Collins, Jr.

Arthur D. Collins, Jr.

Chairman of the Board and Chief Executive Officer

/s/   Gary L. Ellis

Gary L. Ellis

Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medtronic, Inc.:

We have completed integrated audits of Medtronic, Inc.’s April 27, 2007, April 28, 2006 and April 29, 2005 consolidated financial statements and of its internal control over financial reporting as of April 27, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc. and its subsidiaries (the Company) at April 27, 2007 and April 28, 2006, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 27, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, in 2007 the Company changed the manner in which it accounts for share-based compensation and defined benefit pension and other postretirement plans as a result of adopting the provisions of Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment” and of Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” respectively.

Internal Control over Financial Reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of April 27, 2007 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 27, 2007, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

/s/   PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

June 21, 2007

Medtronic, Inc.

Consolidated  Statements of Earnings

	Fiscal Year
	2007	2006	2005
(in millions, except per share data)
Net sales	$12,299	$11,292	$10,055

Costs and expenses:
Cost of products sold	3,168	2,815	2,446
Research and development expense	1,239	1,113	951
Selling, general and administrative expense	4,153	3,659	3,214
Special charges	98	100	—
Restructuring charges	28	—	—
Certain litigation charges	40	—	654
Purchased in-process research and development (IPR&D) charges	—	364	—
Other expense, net	212	167	291
Interest income, net	(154)	(87)	(45)
Total costs and expenses	8,784	8,131	7,511

Earnings before income taxes	3,515	3,161	2,544
Provision for income taxes	713	614	740

Net earnings	$2,802	$2,547	$1,804

Earnings per share:
Basic	$2.44	$2.11	$1.49
Diluted	$2.41	$2.09	$1.48

Weighted average shares outstanding:
Basic	1,149.7	1,204.5	1,209.0
Diluted	1,161.8	1,217.3	1,220.8

Cash dividends declared per common share	$0.44	$0.39	$0.34

See accompanying notes to the consolidated financial statements.

Medtronic, Inc.

Consolidated  Balance Sheets

	April 27, 2007	April 28, 2006
(in millions, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$1,256	$2,994
Short-term investments	1,822	3,107
Accounts receivable, less allowances of $160 and $184, respectively	2,737	2,429
Inventories	1,215	1,177
Deferred tax assets, net	405	197
Prepaid expenses and other current assets	483	473
Total current assets	7,918	10,377

Property, plant and equipment, net	2,062	1,881
Goodwill	4,327	4,346
Other intangible assets, net	1,433	1,592
Long-term investments	3,203	957
Long-term deferred tax assets, net	204	—
Other assets	365	512
Total assets	$19,512	$19,665

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$509	$2,437
Accounts payable	282	319
Accrued compensation	767	723
Accrued income taxes	350	461
Other accrued expenses	655	466
Total current liabilities	2,563	4,406

Long-term debt	5,578	5,486
Deferred tax liabilities, net	—	22
Long-term accrued compensation	264	189
Other long-term liabilities	130	179
Total liabilities	8,535	10,282

Commitments and contingencies (Notes 7, 14 and 15)	—	—

Shareholders’ equity:
Preferred stock-par value $1.00; 2.5 million shares authorized, none outstanding	—	—
Common stock-par value $0.10; 1.6 billion shares authorized, 1,143,407,452 and 1,155,237,090 shares issued and outstanding, respectively	114	116
Retained earnings	10,925	9,112
Accumulated other comprehensive (loss)/income	(62)	155
Total shareholders’ equity	10,977	9,383
Total liabilities and shareholders’ equity	$19,512	$19,665

See accompanying notes to the consolidated financial statements.

Medtronic, Inc.

Consolidated  Statements of Shareholders’ Equity

	Common Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Receivable from Employee Stock Ownership Plan	Total Shareholders’ Equity
(in millions)
Balance April 30, 2004	1,209	$121	$8,891	$72	$(7)	$9,077
Net earnings	—	—	1,804	—	—	1,804
Other comprehensive (loss)/income
Unrealized loss on investments	—	—	—	(16)	—	(16)
Translation adjustment	—	—	—	63	—	63
Minimum pension liability	—	—	—	(5)	—	(5)
Unrealized gain on foreign exchange derivatives	—	—	—	36	—	36
Total comprehensive income						1,882
Dividends to shareholders	—	—	(405)	—	—	(405)
Issuance of common stock under stock purchase and award plans	11	1	338	—	—	339
Repurchase of common stock	(10)	(1)	(510)	—	—	(511)
Excess tax benefit from exercise of stock-based awards	—	—	61	—	—	61
Repayments from employee stock ownership plan	—	—	—	—	7	7
Balance April 29, 2005	1,210	$121	$10,179	$150	$—	$10,450
Net earnings	—	—	2,547	—	—	2,547
Other comprehensive (loss)/income
Unrealized gain on investments	—	—	—	1	—	1
Translation adjustment	—	—	—	(13)	—	(13)
Minimum pension liability	—	—	—	(9)	—	(9)
Unrealized gain on foreign exchange derivatives	—	—	—	26	—	26
Total comprehensive income						2,552
Dividends to shareholders	—	—	(465)	—	—	(465)
Issuance of common stock under stock purchase and award plans	14	2	516	—	—	518
Repurchase of common stock	(69)	(7)	(3,582)	—	—	(3,589)
Excess tax benefit from exercise of stock-based awards	—	—	99	—	—	99
Purchased call options, net of tax benefit	—	—	(699)	—	—	(699)
Sale of warrants	—	—	517	—	—	517
Balance April 28, 2006	1,155	$116	$9,112	$155	$—	$9,383
Net earnings	—	—	2,802	—	—	2,802
Other comprehensive (loss)/income
Unrealized gain on investments	—	—	—	20	—	20
Translation adjustment	—	—	—	18	—	18
Minimum pension liability	—	—	—	24	—	24
Unrealized loss on foreign exchange derivatives	—	—	—	(70)	—	(70)
Total comprehensive income						2,794
Dividends to shareholders	—	—	(504)	—	—	(504)
Issuance of common stock under stock purchase and award plans	10	1	330	—	—	331
Adjustment to adopt SFAS No. 158 (Note 1)	—	—	—	(209)	—	(209)
Repurchase of common stock	(22)	(3)	(1,036)	—	—	(1,039)
Excess tax benefit from exercise of stock-based awards	—	—	36	—	—	36
Stock-based compensation	—	—	185	—	—	185
Balance April 27, 2007	1,143	$114	$10,925	$(62)	$—	$10,977

See accompanying notes to the consolidated financial statements.

Medtronic, Inc.

Consolidated  Statements of Cash Flows

	Fiscal Year
	2007	2006	2005
(dollars in millions)
Operating Activities:
Net earnings	$2,802	$2,547	$1,804
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	583	544	463
Special charges	98	—	—
IPR&D charges	—	364	654
Provision for doubtful accounts	31	39	43
Stock-based compensation	185	25	19
Excess tax benefit from exercise of stock-based awards	(36)	99	61
Deferred income taxes	(236)	105	(143)
Change in operating assets and liabilities:
Accounts receivable	(326)	(217)	(271)
Inventories	(24)	(257)	(51)
Prepaid expenses and other assets	(45)	(86)	(107)
Accounts payable and accrued liabilities	17	(981)	409
Other long-term liabilities	(70)	38	(57)
Net cash provided by operating activities	2,979	2,220	2,824

Investing Activities:
Acquisitions, net of cash acquired	(8)	(285)	(108)
Purchase of intellectual property	(121)	(837)	(10)
Additions to property, plant and equipment	(573)	(407)	(452)
Purchases of marketable securities	(11,837)	(8,065)	(1,805)
Sales and maturities of marketable securities	10,894	6,627	803
Other investing activities, net	(56)	100	(31)
Net cash used in investing activities	(1,701)	(2,867)	(1,603)

Financing Activities:
Change in short-term borrowings, net	45	(18)	90
Payments on long-term debt	(1,880)	—	(2)
Issuance of long-term debt	—	5,428	—
Purchase of call options	—	(1,075)	—
Sale of warrants	—	517	—
Dividends to shareholders	(504)	(465)	(405)
Repurchase of common stock	(1,039)	(3,589)	(511)
Issuance of common stock	331	506	334
Excess tax benefit from exercise of stock-based awards	36	—	—
Net cash (used in) provided by financing activities	(3,011)	1,304	(494)
Effect of exchange rate changes on cash and cash equivalents	(5)	105	(89)

Net change in cash and cash equivalents	(1,738)	762	638
Cash and cash equivalents at beginning of period	2,994	2,232	1,594
Cash and cash equivalents at end of period	$1,256	$2,994	$2,232

Supplemental Cash Flow Information:
Cash paid during the year for:
Income taxes	$1,034	$860	$559
Interest	230	109	55
Supplemental Noncash Investing and Financing Activities:
Reclassification of debentures from short-term to long-term debt	$94	$—	$1,973
Reclassification of debentures from long-term to short-term debt	—	1,971	—

See accompanying notes to the consolidated financial statements.

Medtronic, Inc.

Notes to Consolidated Financial Statements

(dollars in millions, except per share data)

1.	Summary of Significant Accounting Policies

Nature of Operations   Medtronic, Inc. (Medtronic or the Company) is the global leader in medical technology, alleviating pain, restoring health, and extending life for millions of people around the world. The Company provides innovative products and therapies for use by medical professionals to meet the healthcare needs of their patients. Primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes, and ear, nose, and throat conditions.

The Company is headquartered in Minneapolis, Minnesota, and markets its products primarily through a direct sales force in the United States (U.S.) and a combination of direct sales representatives and independent distributors in international markets. The primary markets for products are the U.S., Western Europe, and Japan.

Principles of Consolidation   The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated. The principles of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” and Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements” are considered when determining whether an entity is subject to consolidation.

Fiscal Year-End   The Company utilizes a 52/53-week fiscal year, ending the last Friday in April. The Company’s fiscal years 2007, 2006, and 2005 ended on April 27, 2007, April 28, 2006, and April 29, 2005, respectively, all of which were 52-week years.

Use of Estimates   The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Cash Equivalents   The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value.

Investments   Investments in marketable equity securities and debt securities are classified and accounted for as available-for-sale (AFS) at April 27, 2007 and April 28, 2006. AFS debt securities are recorded at fair value in both short-term and long-term investments and AFS equity securities are recorded at fair value in long-term investments in the consolidated balance sheets. The change in fair value for AFS securities is recorded, net of taxes, as a component of accumulated other comprehensive (loss)/income in the consolidated balance sheets. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Certain of the Company’s investments in equity securities are long-term, strategic investments in companies that are in varied stages of development. The Company accounts for these investments under the cost or the equity method of accounting, as appropriate. The valuation of equity securities accounted for under the cost method considers all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. If an unrealized loss for any investment is considered to be other-than-temporary, the loss will be recognized in the consolidated statements of earnings in the period the determination is made. Equity securities accounted for under the equity method are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss and dividends paid. Equity securities accounted for under both the cost and equity methods are reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company’s investment may not be recoverable. See Note 5 for discussion of the gains and losses recognized on equity securities. As of both April 27, 2007 and April 28, 2006, the Company had $190 of equity securities, which are recorded as long-term investments in the consolidated balance sheets. Of these investments, $150 and $176, respectively, represent investments in companies that do not have quoted market prices.

Accounts Receivable   The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. Uncollectible accounts are written-off against the allowance when it is deemed that a customer account is uncollectible. The allowance for doubtful accounts was $160 at April 27, 2007 and $184 at April 28, 2006.

Inventories    Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances are as follows:

	April 27, 2007	April 28, 2006
Finished goods	$753	$736
Work in process	209	197
Raw materials	253	244
Total	$1,215	$1,177

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

	April 27, 2007	April 28, 2006	Lives (in years)
Land and land improvements	$95	$92	Up to 20
Buildings and leasehold improvements	1,007	955	Up to 40
Equipment	2,784	2,513	3-7
Construction in progress	423	234	—
Subtotal	4,309	3,794
Less: Accumulated depreciation	(2,247)	(1,913)
Property, plant and equipment, net	$2,062	$1,881

Depreciation expense of $401, $369, and $335 was recognized in fiscal years 2007, 2006, and 2005, respectively.

Goodwill   Goodwill is the excess of purchase price of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized. Goodwill is tested for impairment annually and when an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. An impairment loss is recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimated fair value is determined using discounted future cash flows analysis. The Company completed its annual goodwill impairment test in the third quarter of fiscal years 2007, 2006, and 2005 and determined that no goodwill was impaired.

Intangible Assets   Intangible assets include patents, trademarks, and purchased technology. Intangible assets with a definite life are amortized on a straight-line or accelerated basis, as appropriate, with estimated useful lives ranging from 3 to 20 years. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. Impairment is calculated as the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted future cash flows analysis. As of April 27, 2007, all of the Company’s intangible assets are definite lived and amortized on a straight-line basis.

Warranty Obligation   The Company offers a warranty on various products. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the costs to repair or otherwise satisfy the claim. The Company includes the covered costs associated with field actions, if any, in warranty expense.

Changes in the Company’s product warranty obligations during the years ended April 27, 2007 and April 28, 2006 consisted of the following:

Balance April 29, 2005	$43
Warranty claims provision	47
Settlements made	(49)

Balance April 28, 2006	41
Warranty claims provision	27
Settlements made	(34)

Balance April 27, 2007	$34

Self-Insurance   It is the Company’s policy to self-insure the vast majority of its insurable risks including medical and dental costs, disability coverage, physical loss to property, business interruptions, workers’ compensation, comprehensive general, director and officer and product liability. Insurance coverage is obtained for those risks required to be insured by law or contract. A provision for losses under the self-insured program is recorded and revised quarterly. The Company uses claims data and historical experience, as applicable, to estimate liabilities associated with the exposures that the Company has self-insured. Based on historical loss trends, the Company believes that its self-insurance program accruals are adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on the Company’s consolidated financial statements.

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

Annually, the Company evaluates the discount rate, retirement age, compensation rate increases, expected return on plan assets and healthcare cost trend rates of its pension benefit and post-retirement medical plans. In evaluating these assumptions, many factors are considered, including an evaluation of assumptions made by other companies, historical assumptions compared to actual results, current market conditions, asset allocations, and the views of leading financial advisors and economists. In evaluating the expected retirement age assumption, the Company considers the retirement ages of past employees eligible for pension and medical benefits together with expectations of future retirement ages.

It is reasonably possible that changes in these assumptions will occur in the near term and, due to the uncertainties inherent in setting assumptions, the effect of such changes could be material to the Company’s consolidated financial statements. Refer to Note 13 for additional information regarding the Company’s retirement benefit plans.

Revenue Recognition   The Company sells its products primarily through a direct sales force in the U.S. and a combination of direct sales representatives and independent distributors in international markets. The Company recognizes revenue when title to the goods and risk of loss transfers to customers, provided there are no remaining performance obligations required of the Company or any matters requiring customer acceptance. In cases where the Company utilizes distributors or ships product directly to the end user, it recognizes revenue upon shipment provided all revenue recognition criteria have been met. A portion of the Company’s revenue is generated from inventory maintained at hospitals or with field representatives. For these products, revenue is recognized at the time that the product has been used or implanted. The Company records estimated sales returns, discounts, and rebates as a reduction of net sales in the same period revenue is recognized.

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

Other Expense, Net   Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses, and impairment charges on equity securities.

Stock-Based Compensation Our compensation programs include share-based payments. Beginning in fiscal year 2007, all awards under share-based payment programs are accounted for at fair value and these fair values are generally amortized on a straight-line basis over the vesting terms into cost of products sold, research and development expense, and selling, general and administrative expense in the consolidated statement of earnings, as appropriate. In fiscal year 2006 and earlier years, grants under share-based payment programs were accounted for using the intrinsic value method, which measured fair value based on the difference between the quoted market price of the stock and the exercise price on the date of grant. Refer to Note 11 for additional information.

Foreign Currency Translation   Assets and liabilities are translated to U.S. dollars at period-end exchange rates, and the resulting gains and losses arising from the translation of net assets located outside the U.S. are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive (loss)/income in the consolidated balance sheets. Elements of the consolidated statements of earnings are translated at average exchange rates in effect during the period and foreign currency transaction gains and losses are included in other expense, net in the consolidated statements of earnings.

Comprehensive Income and Accumulated Other Comprehensive (Loss)/Income   In addition to net earnings, comprehensive income includes changes in foreign currency translation adjustments (including the change in current exchange rates, or spot rates, of net investment hedges), unrealized gains and losses on foreign exchange derivative contracts qualifying and designated as cash flow hedges, minimum pension liabilities, and unrealized gains and losses on AFS marketable securities. Comprehensive income in fiscal years 2007, 2006, and 2005 was $2,794, $2,552, and $1,882, respectively.

Presented below is a summary of activity for each component of accumulated other comprehensive (loss)/income for fiscal years 2007, 2006, and 2005:

	Cumulative Translation Adjustments	Unrealized Gain/(Loss) on Foreign Exchange Derivatives	Minimum Pension Liability and SFAS No. 158 Adjustments	Unrealized Gain/(Loss) on Investments	Accumulated Other Comprehensive (Loss)/Income
Balance April 30, 2004	$127	$(47)	$(10)	$1	$72
Other comprehensive (loss)/income	63	36	(5)	(16)	78

Balance April 29, 2005	190	(11)	(15)	(15)	150
Other comprehensive (loss)/income	(13)	26	(9)	1	5

Balance April 28, 2006	177	15	(24)	(14)	155
Other comprehensive (loss)/income	18	(70)	24	20	(8)
Adoption of SFAS No. 158	—	—	(209)	—	(209)

Balance April 27, 2007	$195	$(55)	$(209)	$6	$(62)

Translation adjustments are not adjusted for income taxes as substantially all translation adjustments relate to permanent investments in non-U.S. subsidiaries. The tax (benefit)/expense on the unrealized (loss)/gain on derivatives in fiscal years 2007, 2006, and 2005 was $(38), $14, and $21, respectively. The tax benefit on the minimum pension liability was $5 and $3 in fiscal years 2006 and 2005, respectively. The minimum pension liability was eliminated at the end of fiscal year 2007 as a result of our adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS No. 158). The tax benefit/(expense) on the unrealized gain/(loss) on investments in fiscal years 2007, 2006, and 2005 was $(11), $(1) and $9, respectively.

Derivatives   SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS No. 133) as amended, requires companies to recognize all derivatives as assets and liabilities on the balance sheet and to measure the instruments at fair value through earnings unless the derivative qualifies as a hedge. If the derivative is a hedge, depending on the nature of the hedge and hedge effectiveness, changes in the fair value of the derivative will either be recorded currently through earnings or recognized in accumulated other comprehensive (loss)/income in the consolidated balance sheets until the hedged item is recognized in earnings. The changes in the fair value of the derivative will offset the change in fair value of the hedged asset, liability, net investment, or probable commitment. The Company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

The Company uses derivative instruments, primarily forward exchange contracts, to manage its exposure related to foreign exchange rate changes. The Company enters into contracts with major financial institutions that change in value as foreign exchange rates change. These contracts are designated either as cash flow hedges, net investment hedges, or freestanding derivatives. It is the Company’s policy to enter into forward exchange derivative contracts only to the extent true exposures exist; the Company does not enter into forward exchange derivative contracts for speculative purposes. Principal currencies hedged are the Euro and the Japanese Yen. All derivative instruments are recorded at fair value in the consolidated balance sheets, as a component of prepaid expenses and other current assets, other assets, other accrued expenses, or other long-term liabilities depending upon the gain or loss position of the contract and contract maturity date.

Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. Changes in value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive (loss)/income in the consolidated balance sheets until earnings are affected by the variability of the underlying cash flows. At that time, the applicable amount of gain or loss from the derivative instrument, that is deferred in shareholders’ equity, is reclassified to earnings and is included in other expense, net or cost of products sold in the consolidated statements of earnings, depending on the underlying transaction that is being hedged.

The purpose of net investment hedges is to hedge the long-term investment (equity) in foreign operations. The gains and losses related to the change in the forward exchange rates of the net investment hedges are recorded currently in earnings as other expense, net. The gains and losses based on changes in the current exchange rates, or spot rates, are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive (loss)/income in the consolidated balance sheets.

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

Earnings Per Share   Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding increased by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased from the proceeds from issuance of the potentially dilutive shares. Potentially dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan.

The table below sets forth the computation of basic and diluted earnings per share:

	Fiscal Year
(shares in millions)	2007	2006	2005

Numerator:
Net earnings	$2,802	$2,547	$1,804

Denominator:
Basic-weighted average shares outstanding	1,149.7	1,204.5	1,209.0
Effect of dilutive securities:
Employee stock options	9.9	10.4	9.6
Shares issuable upon conversion of Contingent Convertible Debentures	0.2	0.7	0.7
Other	2.0	1.7	1.5
Diluted-weighted average shares outstanding	1,161.8	1,217.3	1,220.8

Basic earnings per share	$2.44	$2.11	$1.49
Diluted earnings per share	$2.41	$2.09	$1.48

The calculation of weighted average diluted shares outstanding excludes options for approximately 35 million, 12 million and 11 million common shares in fiscal years 2007, 2006 and 2005, respectively, as the exercise price of those options was greater than the average market price, resulting in an anti-dilutive effect on diluted earnings per share.

New Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN No. 48), which is an interpretation of SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on recognition, measurement, presentation, disclosure, and transition. FIN No. 48 is effective for the Company beginning with fiscal year 2008, with earlier adoption permitted. The Company is still evaluating the impact that the adoption of FIN No. 48 will have on the consolidated financial statements, but does not believe it will be material to the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about fair value measurements. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, except for the measurement of share-based payments. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective, for the Company, beginning the first quarter of fiscal year 2009. For certain types of financial instruments, SFAS No. 157 requires a limited form of retrospective transition, whereby the cumulative impact of the change in principle is recognized in the opening balance of retained earnings in the fiscal year of adoption. All other provisions of SFAS No. 157 will be applied prospectively beginning in the first quarter of fiscal year 2009. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158 which requires the recognition of an asset or liability for the funded status of defined benefit pension and other post-retirement benefit plans in the statement of financial position. The funded status of a defined benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation (PBO); for any other defined benefit post-retirement plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation. The initial incremental recognition of the funded status under SFAS No. 158 of our defined pension and other post-retirement benefit plans, as well as subsequent changes in our funded status that are not included in net periodic benefit cost will be reflected in accumulated other comprehensive (loss)/income. As of April 27, 2007, the net unfunded status of our defined benefit plans was $(2) and recognition of this status upon the adoption of SFAS No. 158 resulted in an after-tax charge to shareholders’ equity of $209. Amounts recognized in accumulated other comprehensive (loss)/income are adjusted as they are subsequently recognized as a component of net periodic benefit cost. The method of calculating net periodic benefit cost will not change from existing guidance. SFAS No. 158 also prescribes enhanced disclosures, including current and long-term components of plan assets and liabilities, as well as amounts recognized in accumulated other comprehensive (loss)/income that will subsequently be recognized as a component of net periodic benefit cost in the following year. See Note 13 for additional information.

The funded status recognition and certain disclosure provisions of SFAS No. 158 are effective for the Company’s fiscal year ended April 27, 2007. SFAS No. 158 also requires the consistent measurement of plan assets and benefit obligations as of the date of the Company’s fiscal year-end statement of financial position effective for the Company’s fiscal year ending April 25, 2008. A select number of the Company’s plans, including the U.S. plans, currently have a January 31 measurement date. This standard will require the Company to change, in fiscal year 2008, that measurement date to match the date of the Company’s fiscal year-end. The Company does not expect a material impact on the financial condition for those plans in which the Company has not adopted the requirement to measure the plan assets and benefit obligation as of the date of the balance sheet.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will be effective at the beginning of fiscal year 2009. The Company is still evaluating the impact that the adoption of SFAS No. 159 will have on the consolidated financial statements, but does not believe it will be material to the consolidated financial statements.

2.	Special and Certain Litigation Charges

Special Charges

In fiscal year 2007 the Company concluded two intangible assets were impaired due to inadequate clinical results and the resulting delays in product development. As a result, in the fourth quarter of fiscal year 2007 the Company recorded a $59 after-tax ($98 pre-tax) special charge related to the impairments of intangible assets stemming from the July 1, 2005 acquisition of Transneuronix, Inc. (TNI) and the November 1, 2004 acquisition of Angiolink Corporation (Angiolink). TNI focused on the development of an implantable gastric stimulator to treat obesity. Angiolink focused on the development of wound closure devices for vascular procedures.

In fiscal year 2006, the Company recorded a $66 after-tax ($100 pre-tax) charitable donation to The Medtronic Foundation, which is a related party non-profit organization. The donation to The Medtronic Foundation was paid in the second quarter of fiscal year 2006.

There were no special charges in fiscal year 2005.

Certain Litigation Charges

In fiscal year 2007, the Company reached a settlement agreement with the United States Department of Justice which requires the government to obtain dismissal of the two qui tam civil suits and is conditioned upon such dismissal being obtained. To resolve the matter, Medtronic has entered into a five-year corporate integrity agreement effective upon dismissal of the two suits that further strengthens its employee training and compliance systems surrounding sales and marketing practices. The settlement agreement also reflects Medtronic’s assertion that the Company and its current employees have not engaged in any wrongdoing or illegal activity. Medtronic also agreed to pay $40 pending dismissal of the related lawsuits, and recorded an expense in that amount in the first quarter of fiscal year 2007.

There were no certain litigation charges in fiscal year 2006.

In fiscal year 2005, the Company recorded after-tax certain litigation charges of $418 ($654 pre-tax). The largest of the charges, in the amount of $550 pre-tax, related to costs for the settlement of all outstanding litigation and disputes with Gary Michelson, M.D. and Karlin Technology, Inc. (Michelson). The agreement reached with Michelson required a total cash payment of $1,350 for the settlement of all ongoing litigation and the purchase of a portfolio of more than 100 issued U.S. patents, over 110 pending U.S. patent applications and numerous foreign counterparts to these patents and patent applications. The $550 was assigned to past damages between the parties and was recorded as an expense in fiscal year 2005. The remaining consideration, including $3 of direct acquisition costs, was allocated between $628 of acquired technology based intangible assets and $175 of IPR&D that was expensed on the date of acquisition (May 18, 2005). Also, in fiscal year 2005, the Company recorded a pre-tax charge of $80 resulting from a final arbitration award for breach of contract damages related to a March 2002 agreement between the Company and ETEX Corporation (ETEX). The $80 included $64 in damages, interest, and partial legal fees and the forgiveness of an existing $17 note owed to the Company by ETEX. In the third quarter of fiscal year 2005, the Company recorded a pre-tax charge of $24 related to the DePuy/AcroMed litigation. The jury found that the thoracolumbar multiaxial screw design of Medtronic Sofamor Danek, Inc. (MSD), which MSD no longer sells in the U.S., infringed patents held by DePuy/AcroMed under the doctrine of equivalents. In February 2005, the Court entered judgment against MSD in the amount of $24, which included prejudgment interest. Given the judgment entered by the Court and the Company’s conclusion that the incurrence of such an expense was both probable and could be reasonably estimated under SFAS No. 5 at that point and time, the Company recorded a $24 charge related to this judgment. MSD has appealed the jury’s verdict and intends to continue to contest the charges vigorously. In fiscal year 2007, the Company paid the outstanding Depuy/AcroMed judgment and interest under protest.

3.	Restructuring Charges

In fiscal year 2007, the Company recorded a $25 ($36 pre-tax) restructuring charge, which consisted of employee termination costs of $20 ($28 pre-tax) and asset write-downs of $5 ($8 pre-tax). These initiatives began in the fourth quarter of fiscal year 2007 and are designed to drive manufacturing efficiencies in the Company’s Vascular business, downsize the Physio-Control business due to the Company’s voluntary suspension of U.S. shipments, and rebalance resources within the Cardiac Rhythm Disease Management (CRDM) business in response to current market dynamics. The employee termination costs consist of severance and the associated costs of continued medical benefits, and outplacement services. The Company has identified approximately 900 positions for elimination which will be achieved through early retirement packages offered to employees, voluntary separations, and involuntary separations, as necessary. Of the positions identified for elimination, 196 have been eliminated as of April 27, 2007. The asset write-downs consist of a $4 after-tax charge for inventory write-downs, and a $1 after-tax charge for asset write-downs. The inventory and asset write-downs were recorded within cost of products sold in the consolidated statement of earnings. The restructuring initiatives are scheduled to be completed by the end of fiscal year 2008.

A summary of the activity related to the fiscal year 2007 restructuring initiatives is presented below:

	Employee Termination Costs	Asset Write- downs	Total
Balance at April 28, 2006	$—	$—	$—
Restructuring charges	28	8	36
Payments/write-downs	(5)	(8)	(13)
Balance at April 27, 2007	$23	$—	$23

In the first quarter of fiscal year 2008 the Company expects to incur additional charges related to its restructuring initiatives that began in the fourth quarter of fiscal year 2007. Part of the additional expense is anticipated from increased retirement benefits in the Company’s defined benefit pension plans provided to those employees that elect early retirement. Additionally, the Company will recognize added expense associated with compensation provided to select employees whose employment terminates with the Company in the first quarter of fiscal year 2008 as part of the restructuring. These incremental costs were not accrued in fiscal year 2007 because they had not yet been communicated to the impacted employees.

There were no restructuring charges in fiscal years 2006 and 2005.

4.	Acquisitions and IPR&D Charges

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

At the time of acquisition, the Company expects all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing, and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, and patent issuance, validity and litigation, if any. If commercial viability were not achieved, the Company would likely look to other alternatives to provide these therapies.

Fiscal Year 2007

On March 26, 2007, the Company acquired manufacturing assets, know-how, and an exclusive license to intellectual property related to the manufacture and distribution of EndoSheath products from Vision–Sciences, Inc. (VSI), which was accounted for as a purchase of assets. The license acquired from VSI will expand the Company’s existing U.S. distribution rights of EndoSheath products to worldwide distribution rights. The EndoSheath is a sterile disposable sheath that fits over a fiberoptic endoscope preventing contamination of the scope during procedures and allowing reuse of the scope without further sterilization. The consideration paid was $27 in cash which was primarily allocated to technology-based intangible assets with an estimated useful life of 10 years. The purchase price is subject to increases triggered by the achievement of certain milestones.

On September 15, 2006, the Company acquired and/or licensed selected patents and patent applications owned by Dr. Eckhard Alt (Dr. Alt), or certain of his controlled companies in a series of transactions. In connection therewith, the Company also resolved all outstanding litigation and disputes with Dr. Alt and certain of his controlled companies. The agreements required the payment of total consideration of $75, $74 of which was capitalized as technology based intangible assets that had an estimated useful life of 11 years at the time of acquisition. The acquired patents or licenses pertain to the cardiac rhythm disease management field and have both current application and potential for future patentable commercial products.

On July 25, 2006, the Company acquired substantially all of the assets of Odin Medical Technologies, Ltd. (Odin), a privately held company. Prior to the acquisition, the Company had an equity investment in Odin, which was accounted for under the cost method of accounting. Odin focused on the manufacture of the PoleStar intra-operative Magnetic Resonance Image (iMRI)-Guidance System which was already exclusively distributed by the Company. This acquisition is expected to help the Company further drive the acceptance of iMRI guidance in neurosurgery. The consideration for Odin was approximately $21, which included $6 in upfront cash and a $2 milestone payment made in the three months ended October 27, 2006. The $8 in net cash paid resulted from the $21 in consideration less the value of the Company’s prior investment in Odin and Odin’s existing cash balance. In connection with the acquisition of Odin, the Company acquired $9 of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition. Goodwill of $12 related to the acquisition was assigned entirely to the Spinal and Navigation operating segment. This goodwill is deductible for tax purposes. The results of operations related to Odin have been included in the Company’s consolidated statements of earnings since the date of the acquisition. The pro forma impact of Odin was not significant to the results of the Company for the fiscal year ended April 27, 2007.

Fiscal Year 2006

On August 26, 2005, the Company acquired all the outstanding stock of Image-Guided Neurologics, Inc. (IGN), a privately held company. Prior to the acquisition, the Company had an equity investment in IGN, which was accounted for under the cost method of accounting. IGN specialized in precision navigation and delivery technologies for brain surgery. The IGN product line includes the NexFrame disposable, “frameless” sterotactic head frame, which is used in conjunction with image-guided surgery systems during deep brain stimulation. This acquisition complements the Company’s position in deep brain stimulation by offering instruments that simplify the procedure for surgeons and improve patient comfort during surgery. The total consideration for IGN was approximately $65, which includes $58 in net cash paid. The $58 in net cash paid results from the $65 in consideration less the value of the Company’s prior investment in IGN and IGN’s existing cash balance. As a result of the acquisition of IGN, the Company acquired $22 of intangible assets of which $22 are technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition. Goodwill of $41 related to the acquisition was assigned entirely to the Neurological operating segment. This goodwill is not deductible for tax purposes.

The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$3
Property, plant and equipment	1
Other intangible assets	22
Goodwill	41
Total assets acquired	67

Current liabilities	1
Deferred tax liability – long term	1
Total liabilities assumed	2
Net assets acquired	$65

On July 1, 2005, the Company acquired all of the outstanding stock of TNI, a privately held company. Prior to the acquisition, the Company had an equity investment in TNI, which was accounted for under the cost method of accounting. TNI focused on the development of an implantable gastric stimulator to treat obesity. This acquisition was expected to complement the Company’s strategy to deliver therapeutic solutions for the worldwide challenges of obesity. The consideration for TNI was approximately $269, which included $227 in net cash paid. The $227 in net cash paid resulted from the $269 in consideration less the value of the Company’s prior investment in TNI and TNI’s existing cash balance. The purchase price is subject to increases triggered by the achievement of certain milestones. As a result of the acquisition of TNI, the Company acquired $55 of intangible assets of which $54 were technology-based intangible assets that had an estimated useful life of 15 years at the time of acquisition and $169 of IPR&D that was expensed on the date of acquisition related to a product being developed for the treatment of obesity by stimulation of the stomach that had not yet reached technological feasibility and for which no future alternative use had been identified. Goodwill of $51 related to the acquisition was assigned entirely to the Neurological operating segment. This goodwill is not deductible for tax purposes. In fiscal year 2007, the Company recognized an impairment charge related to the intangible assets acquired from TNI. See discussion in Note 2 for further information.

The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$13
Other intangible assets	55
IPR&D	169
Goodwill	51
Total assets acquired	288

Current liabilities	14
Deferred tax liability – long term	5
Total liabilities assumed	19
Net assets acquired	$269

The pro forma impact of the IGN and TNI acquisitions was not significant, individually or in the aggregate, to the results of the Company for fiscal year 2006. The results of operations related to each company have been included in the Company’s consolidated statements of earnings since the date each company was acquired.

On May 18, 2005, the Company acquired substantially all of the spine-related intellectual property and related contracts, rights, and tangible materials owned by Michelson and settled all outstanding litigation and disputes between Michelson and the Company. The acquired patents pertain to novel spinal technology and techniques that have both current application and the potential for future patentable commercial products. The agreement requires the payment of total consideration of $1,350 for (i) the purchase of a portfolio of more than 100 issued U.S. patents, (ii) over 110 pending U.S. patent applications and numerous foreign counterparts to these patents and patent applications, and (iii) the settlement of all litigation. A value of $550 was assigned to the settlement of past damages between the parties and was recorded as an expense in the fourth quarter of fiscal year 2005. The remaining consideration, including $3 of direct acquisition costs, was allocated between $628 of acquired technology based intangible assets that had an estimated useful life of 17 years at the time of acquisition and $175 of IPR&D that was expensed on the date of acquisition related to spinal technology based devices that had not yet reached technological feasibility and had no future alternative use. The patents pertain to novel spinal technology and techniques that have the potential for future patentable commercial products in the area of spinal surgery. During the first quarter of fiscal year 2006, the Company paid $1,320 and committed to three future installments of $10 to be paid in May 2006, 2007, and 2008. The first two installments of $10 were paid in May 2006 and 2007.

During the first quarter of fiscal year 2006, the Company also entered into a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. Under the terms of the agreement, the two companies cross-licensed patents and patent applications of neurological technology related to direct electrical stimulation or monitoring of the brain. On the date of the agreement, $20 was expensed as IPR&D related to the licensed technology since technological feasibility of the project had not yet been reached and such technology had no future alternative use. This licensed technology is expected to enhance the Company’s ability to further develop and expand its therapies for neurological disorders.

Fiscal Year 2005

On November 1, 2004, the Company acquired all of the outstanding stock of Angiolink, a privately held company that developed wound closure devices for vascular procedures. Angiolink’s EVS (Expanding Vascular Stapling) Vascular Closure System, which has received U.S. Food and Drug Administration (FDA) approval, is engineered to close the femoral artery access site after vascular procedures, such as diagnostic angiography, balloon angioplasty, and stenting. The net consideration paid for Angiolink was approximately $42 in cash, subject to purchase price increases triggered by the achievement of certain milestones. The net cash purchase price of $42 is the net difference of the $45 purchase price, including direct acquisition costs, less $3 of acquired cash. In connection with the acquisition of Angiolink, the Company acquired $62 of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition and $11 in goodwill. The goodwill was assigned entirely to the Vascular operating segment and is not deductible for tax purposes. In fiscal year 2007, the Company recognized an impairment charge related to the intangible assets acquired from Angiolink. See discussion in Note 2 for further information.

The following table summarizes the allocation of the Angiolink purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$3
Property, plant and equipment	1
Other intangible assets	62
Goodwill	11
Deferred tax asset – long-term	5
Total assets acquired	82

Current liabilities	3
Deferred tax liability – long-term	34
Total liabilities assumed	37
Net assets acquired	$45

On August 25, 2004, the Company acquired substantially all of the assets of Coalescent Surgical, Inc. (Coalescent). Coalescent developed the U-Clip Anastomotic Device and the SPYDER Proximal Anastomotic Device. The U-Clip device creates high-quality anastomoses (a seamless connection) without sutures and is primarily used in coronary artery bypass surgery. The SPYDER device automatically deploys a series of U-Clip devices when attaching the bypass graft to the aorta. This acquisition complemented the Company’s surgical product line and strategy to develop technologies to promote surgical procedures that produce better patient outcomes, and reduce trauma and hospitalization. The consideration paid for Coalescent was approximately $65 in cash, including a $5 milestone payment made in March 2005 for the successful transition of product and technology to the Company following the acquisition and a $6 payment made in December 2005 related to the release of an indemnification escrow established at the date of acquisition. In connection with the acquisition of Coalescent, the Company acquired $42 of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition, $2 of other intangible assets with an estimated useful life of 5 years, and $18 of goodwill, including the $5 milestone payment and $6 payment related to the release of the indemnification escrow. The goodwill was assigned entirely to the Cardiac Surgery operating segment and is deductible for tax purposes.

The following table summarizes the allocation of the Coalescent purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$3
Property, plant and equipment	1
Other intangible assets	44
Goodwill	18
Total assets acquired	66

Current liabilities	1
Total liabilities assumed	1
Net assets acquired	$65

The pro forma impact of the Angiolink and Coalescent acquisitions was not significant, individually or in the aggregate, to the results of operations of the Company for the fiscal year ended April 29, 2005. The results of operations related to each company acquired have been included in the Company’s consolidated statements of earnings since the date each company was acquired.

Contingent Consideration

Certain of the Company’s acquisitions involve the potential for the payment of future contingent consideration upon the achievement of certain product development milestones and/or various other favorable operating conditions. While it is not certain if and/or when these payments will be made, the Company has developed an estimate of the potential contingent consideration for each of its acquisitions with an outstanding potential obligation. At April 27, 2007, the estimated potential amount of future contingent consideration that the Company is expected to pay associated with all acquisitions is approximately $64. The milestones associated with the contingent consideration must be reached in future periods ranging from fiscal years 2008 to 2013 in order for the consideration to be paid.

5.	Financial Instruments and Investments

Investments   The carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

Information regarding the Company’s short-term and long-term investments is as follows:

	Fiscal Year
	2007		2006		2005
	Debt	Equity	Debt	Equity	Debt	Equity
Cost	$4,840	$175	$3,901	$184	$2,506	$241
Gross unrealized gains	5	16	—	6	1	3
Gross unrealized losses	(10)	(1)	(27)	—	(24)	(2)
Fair value	$4,835	$190	$3,874	$190	$2,483	$242
Proceeds from sales	$10,870	$24	$6,625	$2	$790	$17
Net gains/(losses) realized	$2	$16	$(1)	$—	$(1)	$11
Impairment losses recognized	$4	$22	$3	$42	$—	$6

As of April 27, 2007, the Company has $606 in debt securities that have been in an unrealized loss position for more than twelve months. The aggregate amount of unrealized losses for these investments is $7. These investments are in high quality, investment grade securities but are currently in a loss position due to increases in interest rates. The Company considers these unrealized losses temporary as it has the intent and ability to hold these investments long enough to avoid realizing any significant losses. The total fair value of all investments currently in an unrealized loss position as of April 27, 2007 is $2,100.

As of April 27, 2007, the aggregate carrying amount of equity securities accounted for using the cost or equity method was $150. The total carrying value of these investments is reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company’s investment may not be recoverable. The fair value of cost or equity method investments is not estimated if there are no identified events or changes in circumstances that may have a material adverse effect on the fair value of the investment.

Gains and losses recognized on AFS debt instruments are recorded in interest income, net in the consolidated statements of earnings. Gains and losses recognized on equity instruments are recorded in other expense, net in the consolidated statements of earnings. Gains and losses from the sale of investments are calculated based on the specific identification method.

The Company lends certain fixed income securities to enhance its investment income. These lending activities are collateralized at an average rate of 102 percent, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 27, 2007 and April 28, 2006 was $1,318 and $362, respectively.

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

Notional amounts of these contracts outstanding at April 27, 2007 and April 28, 2006 were $5,372 and $1,561, respectively. All derivative instruments are recorded at fair value in the consolidated balance sheets, as a component of prepaid expenses and other current assets, other assets, other accrued expenses, or other long-term liabilities depending upon the gain or loss position of the contract and contract maturity date. Aggregate foreign currency gains/(losses) were $22, $52, and $(98), in fiscal years 2007, 2006 and 2005, respectively. These gains/(losses), which were offset by gains/(losses) on the related assets, liabilities, and transactions being hedged, were recorded in either other expense, net or cost of products sold in the consolidated statements of earnings. As a result of hedging inventory-related forecasted transactions, the Company recognized gains/(losses) of $1 and $(40) in cost of products sold in the consolidated statements of earnings in fiscal years 2007 and 2006, respectively; the remaining $21 and $92 gain was recognized in other expense, net in the consolidated statements of earnings for fiscal years 2007 and 2006, respectively.

Freestanding derivative forward contracts are used to offset the Company’s exposure to the change in value of certain foreign currency intercompany assets and liabilities. These derivatives are not designated as hedges, and, therefore, changes in the value of these forward contracts are recognized currently in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities. The aggregate foreign currency transaction gains/(losses) were $(9), $(3), and $6 in fiscal years 2006, 2005, and 2004, respectively, and are recognized in other expense, net in the consolidated statements of earnings.

Net investment hedges are used to hedge the long-term investment (equity) in foreign operations. Net gains/(losses) related to changes in the current rates, or spot rates, were $(41), $57, and $(83) during fiscal years 2007, 2006, and 2005, respectively, and recorded as a cumulative translation adjustment, a component of accumulated other comprehensive (loss)/ income in the consolidated balance sheets. Net gains associated with changes in forward rates of the contracts totaled $23, $15, and $8 in fiscal years 2007, 2006, and 2005, respectively, and are reflected in other expense, net in the consolidated statements of earnings.

Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions, denominated in a foreign currency, that will take place in the future. Net unrealized gains/(losses) related to the Company’s outstanding cash flow hedges totaled $(55) and $15 in fiscal years 2007 and 2006, respectively, and were recorded in accumulated other comprehensive (loss)/income in the consolidated balance sheets. During fiscal years 2007, 2006, and 2005, the Company’s net gains/(losses) related to the settlement of cash flow hedges were $8, $40, and $(112), respectively. In fiscal years 2007, 2006, and 2005, gains/(losses) of $7, $80, and $(149) were recorded as other expense, net and gains/(losses) of $1, $(40), and $37 were recorded in cost of products sold in the consolidated statements of earnings. No gains or losses relating to ineffectiveness of cash flow hedges were recognized in earnings during fiscal years 2007, 2006, and 2005. No components of the hedge contracts were excluded in the measurement of hedge ineffectiveness and no hedges were derecognized or discontinued during fiscal years 2007, 2006, and 2005.

In November 2005, the Company entered into a five year interest rate swap agreement with a notional amount of $200. This interest rate swap agreement was designated as a fair value hedge of the changes in fair value of a portion of the Company’s fixed-rate $400 Senior Notes due 2010. The Company pays variable interest equal to the three-month London Interbank Offered Rate (LIBOR) minus 55 basis points and it receives a fixed interest rate of 4.375 percent.

The following table summarizes activity in accumulated other comprehensive (loss)/income related to all derivatives classified as cash flow hedges in fiscal years 2007, 2006, and 2005 (amounts are net of tax):

Accumulated derivative losses, April 30, 2004	$(47)
Net losses reclassified to earnings	66
Change in fair value of hedges	(30)

Accumulated derivative losses, April 29, 2005	(11)
Net gains reclassified to earnings	(14)
Change in fair value of hedges	40

Accumulated derivative gains, April 28, 2006	15
Net gains reclassified to earnings	(11)
Change in fair value of hedges	(59)

Accumulated derivative losses, April 27, 2007	$(55)

The Company expects that the $(55), net of tax, in accumulated derivative losses at April 27, 2007 will be reflected in the consolidated statements of earnings over the next twelve months.

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with national healthcare systems in many countries. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of the economies of those countries. As of April 27, 2007 and April 28, 2006, no customer represented more than 10 percent of the outstanding accounts receivable.

6.	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for fiscal years 2007 and 2006 are as follows:

	Fiscal Year
	2007	2006
Beginning balance	$4,346	$4,281
Goodwill as a result of acquisitions	16	104
Purchase accounting adjustments, net (1)	(41)	(32)
Currency adjustment, net	6	(7)
Ending balance	$4,327	$4,346

(1)	Fiscal years 2007 and 2006 included $41 and $32, respectively, related to the reversal of tax valuation allowances on deferred tax assets previously established with certain acquisitions.

The Company completed its fiscal years 2007, 2006, and 2005 impairment tests of all goodwill and concluded there were no impairments.

Balances of acquired intangible assets, excluding goodwill, are as follows:

	Purchased Technology and Patents	Trademarks and Tradenames	Other	Total
Amortizable intangible assets as of April 27, 2007:
Original cost	$1,754	$265	$217	$2,236
Accumulated amortization	(519)	(150)	(134)	(803)
Carrying value	$1,235	$115	$83	$1,433

Weighted average original life (in years)	14.5	10.0	10.2

Amortizable intangible assets as of April 28, 2006:
Original cost	$1,761	$265	$230	$2,256
Accumulated amortization	(423)	(124)	(117)	(664)
Carrying value	$1,338	$141	$113	$1,592

Weighted average original life (in years)	14.7	10.0	9.7

Amortization expense for fiscal years 2007, 2006, and 2005 was $182, $175, and $128, respectively. See Note 2 for discussion of the special charges recorded in fiscal year 2007 and the impact on the above balances.

Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets is as follows:

Fiscal Year	Amortization Expense
2008	$172
2009	164
2010	158
2011	145
2012	120
Thereafter	674
$1,433

7.	Financing Arrangements

Debt consisted of the following:

		April 27, 2007		April 28, 2006
	Maturity by Fiscal Year	Payable	Average Interest Rate	Payable	Average Interest Rate
Short-Term Borrowings:
Contingent convertible debentures	2008-2022	$—	—	$1,971	1.25%
Bank borrowings	2008	255	0.83%	270	0.31%
Commercial paper	2008	249	5.29%	190	4.67%
Current portion of capital lease obligations	2008	5	5.19%	6	5.20%
Total Short-Term Borrowings		$509		$2,437

Long-Term Debt:
Contingent convertible debentures	2008-2022	$94	1.25%	$—	—
2011 senior convertible notes	2011	2,200	1.50%	2,200	1.50%
2010 senior notes	2011	400	4.38%	400	4.38%
2013 senior convertible notes	2013	2,200	1.63%	2,200	1.63%
2015 senior notes	2016	600	4.75%	600	4.75%
Other	2008-2013	84	5.38%	86	5.38%
Total Long-Term Debt		$5,578		$5,486

Senior Convertible Notes   In April 2006, the Company issued $2,200 of 1.500 percent Senior Convertible Notes due 2011 and $2,200 of 1.625 percent Senior Convertible Notes due 2013 (collectively, the Senior Convertible Notes). The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year. The Senior Convertible Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes have an initial conversion price of $56.14 per share. The Senior Convertible Notes may only be converted: (i) during any calendar quarter if the closing price of the Company’s common stock reaches 140 percent of the conversion price for 20 trading days during a specified period, or (ii) if specified distributions to holders of the Company’s common stock are made or specified corporate transactions occur, or (iii) during the last month prior to maturity of the applicable notes. Upon conversion, a holder would receive: (i) cash equal to the lesser of the principal amount of the note or the conversion value and (ii) to the extent the conversion value exceeds the principal amount of the note, shares of the Company’s common stock, cash, or a combination of common stock and cash, at the Company’s option. In addition, upon a change in control, as defined, the holders may require the Company to purchase for cash all or a portion of their notes for 100 percent of the principal amount of the notes plus accrued and unpaid interest, if any, plus a number of additional make-whole shares of the Company’s common stock, as set forth in the applicable indenture. The indentures under which the Senior Convertible Notes were issued contain customary covenants. A total of $2,500 of the net proceeds from these note issuances were used to repurchase common stock. In April 2007, pursuant to provisions in the indentures relating to the Company’s increase of its quarterly dividend to shareholders, the conversion rates for each of the Senior Convertible Notes changed from 17.8113 to 17.8315, which correspondingly changed the conversion price per share for each of the Senior Convertible Notes from $56.14 to $56.08.

Under EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19), the notes are accounted for similar to traditional convertible debt (that is, as a combined instrument) because the conversion spread meets the requirements of EITF 00-19, including the provisions contained in paragraphs 12–32 of EITF 00-19. Accordingly, the “conversion spread” is not separated as a derivative.

Concurrent with the issuance of the Senior Convertible Notes, the Company purchased call options on its common stock in private transactions. The call options allow the Company to receive shares of the Company’s common stock and/or cash from counterparties equal to the amounts of common stock and/or cash related to the excess conversion value that it would pay to the holders of the Senior Convertible Notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related Senior Convertible Notes or the first day all of the related Senior Convertible Notes are no longer outstanding due to conversion or otherwise. The call options, which cost an aggregate $1,075 ($699 net of tax benefit), were recorded as a reduction of shareholders’ equity.

In separate transactions, the Company sold warrants to issue shares of the Company’s common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41 million shares of the Company’s common stock may be settled over a specified period beginning in July 2011 and warrants for 41 million shares of the Company’s common stock may be settled over a specified period beginning in July 2013 (the “settlement dates”). If the average price of the Company’s common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of the Company’s common stock. Proceeds received from the issuance of the warrants totaled approximately $517 and were recorded as an addition to shareholders’ equity. In April 2007, certain of the holders requested adjustment to the exercise price of the warrants from $76.56 to $76.47 pursuant to the provisions of the warrants relating to our payment of dividends to common shareholders.

EITF 00-19 provides that contracts are initially classified as equity if (1) the Contract requires physical settlement or net-share settlement, or (2) the Contract gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The settlement terms of the Company’s purchased call options and sold warrant contracts provide for net cash settlement for the particular contract or net share settlement, depending on the method of settlement, as discussed above, which is at the option of Medtronic. Based on the guidance from EITF 00-19 and SFAS No. 133, the purchased call option contracts should be recorded as a reduction of equity and the warrants should be recorded as an addition to equity as of the trade date. SFAS No. 133 states that a reporting entity shall not consider contracts to be derivative instruments if the contract issued or held by the reporting entity is both indexed to its own stock and classified in shareholders’ equity in its statement of financial position. The Company concluded the purchased call option contracts and the warrant contracts should be accounted for in shareholders’ equity.

Senior Notes   In September 2005, the Company issued two tranches of Senior Notes with the aggregate face value of $1,000. The first tranche consisted of $400 of 4.375 percent Senior Notes due 2010 and the second tranche consisted of $600 of 4.750 percent Senior Notes due 2015. Each tranche was issued at a discount which resulted in an effective interest rate of 4.433 percent and 4.760 percent for the five and ten year Senior Notes, respectively. Interest on each series of Senior Notes is payable semi-annually, on March 15 and September 15 of each year. The Senior Notes are unsecured unsubordinated obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indentures under which Senior Notes were issued contain customary covenants. The Company used the net proceeds from the sale of the Senior Notes for repayment of a portion of its commercial paper.

In November 2005, the Company entered into a five year interest rate swap agreement with a notional amount of $200. This interest rate swap agreement was designated as a fair value hedge of the changes in fair value of a portion of the Company’s fixed-rate $400 Senior Notes due 2010. The Company pays variable interest equal to the three-month London Interbank Offered Rate (LIBOR) minus 55 basis points and it receives a fixed interest rate of 4.375 percent.

Contingent Convertible Debentures   In September 2001, the Company completed a $2,013 private placement of 1.250 percent Contingent Convertible Debentures due September 2021 (Old Debentures). Interest is payable semi-annually. Each Old Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Old Debentures are not convertible before their final maturity unless the closing price of our common stock reaches 110 percent of the conversion price for 20 trading days during a consecutive 30 trading day period. In September 2002 and 2004, as a result of certain holders of the Old Debentures exercising their put options, the Company repurchased $39 and $1, respectively, of the Old Debentures for cash. On January 24, 2005, the Company completed an exchange offer whereby holders of approximately $1,930 of the total principal amount of the Old Debentures exchanged their existing securities for an equal principal amount of 1.250 percent Contingent Convertible Debentures, Series B due 2021 (New Debentures), as described below. Following the completion of the exchange offer, the Company repurchased approximately $2 of the Old Debentures for cash.

The terms of the New Debentures are consistent with the terms of the Old Debentures noted above, except that: (i) the New Debentures require the Company to settle all conversions for a combination of cash and shares of our common stock, if any, in lieu of only shares. Upon conversion of the New Debentures the Company will pay holders cash equal to the lesser of the principal amount of the New Debentures or their conversion value, and shares of the Company’s common stock to the extent the conversion value exceeds the principal amount of the New Debentures; and (ii) the New Debentures require the Company to pay only cash (in lieu of shares of the Company’s common stock or a combination of cash and shares of our common stock) when the Company repurchases the New Debentures at the option of the holder or when the Company repurchases the New Debentures in connection with a change of control.

In September 2006, as a result of certain holders of the New Debentures and Old Debentures exercising their put options, the Company repurchased $1,835 of the New Debentures for cash and $42 of the Old Debentures for cash. The Company may be required to repurchase the remaining debentures at the option of the holders in September 2008, 2011, or 2016. Twelve months prior to the put options becoming exercisable, the remaining balance of the New Debentures and the Old Debentures will be classified as short-term borrowings. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt. Accordingly, during the second quarter of fiscal year 2007, $93 of New Debentures and $1 of the Old Debentures were reclassified from short-term borrowings to long-term debt as a result of the September 2006 put option expiring. For put options exercised by the holders of the New Debentures and the Old Debentures, the purchase price is equal to the principal amount of the applicable debenture plus any accrued and unpaid interest thereon to the repurchase date. If the put option is exercised, the Company will pay holders the repurchase price solely in cash (or, for the Old Debentures, in cash or stock at our option). As of April 27, 2007, approximately $93 aggregate principal amount of New Debentures remain outstanding and approximately $1 aggregate principal amount of Old Debentures remain outstanding. The Company can redeem the debentures for cash at any time.

Commercial Paper   The Company maintains a commercial paper program that allows the Company to have a maximum of $2,250 in commercial paper outstanding, with maturities up to 364 days from the date of issuance. At April 27, 2007 and April 28, 2006, outstanding commercial paper totaled $249 and $190, respectively. During fiscal years 2007 and 2006, the weighted average original maturity of the commercial paper outstanding was approximately 56 and 31 days, respectively, and the weighted average interest rate was 5.26 percent and 3.86 percent, respectively.

Bank Borrowings   Bank borrowings consist primarily of borrowings from non-U.S. banks at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

Credit Arrangements   The Company has existing lines of credit of approximately $2,433 with various banks at April 27, 2007. The existing lines of credit include a five-year $1,750 syndicated credit facility dated December 20, 2006 that will expire on December 20, 2011 (New Facility). This New Facility replaced two credit facilities; one for $1,000 which was scheduled to expire in January 2010, and a $750 facility which was scheduled to expire in January 2007.

The New Facility provides the Company with the ability to increase its capacity by an additional $500 at any time during the life of the five-year term of the agreement. The Company can also request the extension of the New Facility maturity date for one additional year, at the first and second anniversary of the date of this facility. The New Facility provides backup funding for the commercial paper program and may also be used for general corporate purposes.

Interest rates on these borrowings are determined by a pricing matrix, based on the Company’s long-term debt ratings, assigned by Standard and Poor’s Ratings Group and Moody’s Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates.

Maturities of long-term debt, including capital leases, for the next five fiscal years are as follows:

Fiscal Year	Obligation
2008	$5
2009	106
2010	14
2011	2,617
2012	18
Thereafter	2,823
Total long-term debt	5,583
Less: Current portion of long-term debt	5
Long-term portion of long-term debt	$5,578

The Company has sold specific pools of trade receivables in Japan. During fiscal year 2007 and 2006 no trade receivables were sold, and in fiscal year 2005, the Company sold approximately $146 of its trade receivables to financial institutions in Japan. Additionally, the Company entered into agreements to sell specific pools of receivables in Italy in the amount of $37, $53, and $4 in fiscal years 2007, 2006, and 2005 respectively. The discount cost related to the Japan and Italy sales was insignificant and recorded in interest income, net in the consolidated statements of earnings.

8.	Interest Income, Net

Interest income and interest expense for fiscal years 2007, 2006 and 2005 are as follows:

	Fiscal Year
	2007	2006	2005
Interest income	$(382)	$(203)	$(100)
Interest expense	228	116	55
Interest income, net	$(154)	$(87)	$(45)

9.	Shareholders’ Equity

Repurchase of Common Stock    In October 2005, the Company’s Board of Directors authorized the repurchase of 40 million shares of the Company’s stock and in April 2006, the Board of Directors made a special authorization for the Company to repurchase up to 50 million shares in connection with the $4,400 Senior Convertible Note offering (see Note 7 for further discussion). Shares are repurchased from time to time to support the Company’s stock-based compensation programs and to take advantage of favorable market conditions. The Company repurchased approximately 21.7 million and 68.9 million shares at an average price of $47.83 and $52.12, respectively, during fiscal years 2007 and 2006. The amounts disclosed as repurchased for fiscal year 2007 include 544,224 shares that the Company obtained as part of the final settlement of the previously announced and executed accelerated share repurchase program. Excluding the shares obtained in the settlement of the accelerated share repurchase program, for fiscal year 2007 we repurchased 21.2 million shares at an average price of $49.06. As of April 27, 2007, the Company has approximately 15.1 million shares remaining under the buyback authorizations.

Shareholder Rights Plan   On October 26, 2000, the Company’s Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (a “right”) for each outstanding share of common stock with a par value $.10 per share. Each right will allow the holder to purchase 1/5000 of a share of Series A Junior Participating Preferred Stock at an exercise price of $400 per share, once the rights become exercisable. The rights are not exercisable or transferable apart from the common stock until 15 days after the public announcement that a person or group (the Acquiring Person) has acquired 15 percent or more of the Company’s common stock or 15 business days after the announcement of a tender offer which would increase the Acquiring Person’s beneficial ownership to 15 percent or more of the Company’s common stock. After any person or group has become an Acquiring Person, each right entitles the holder (other than the Acquiring Person) to purchase, at the exercise price, common stock of the Company having a market price of two times the exercise price. If the Company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase, at the exercise price, common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right.

The Board of Directors may redeem the rights for $0.005 per right at any time before any person or group becomes an Acquiring Person. The Board may also reduce the threshold at which a person or group becomes an Acquiring Person from 15 percent to no less than 10 percent of the outstanding common stock. The rights expire on October 26, 2010.

10.	Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. In December 1989, the ESOP borrowed $40 from the Company and used the proceeds to purchase 18,932,928 shares of the Company’s common stock. Shares of common stock acquired by the plan were allocated to each employee in amounts based on Company performance and the employee’s annual compensation. An allocation of 2.50 percent of qualified compensation was made to plan participants’ accounts in fiscal year 2005. Prior to fiscal year 2006, the Company match on the supplemental retirement plan (SRP) was also made in the form of an annual allocation of Medtronic stock to the participants’ ESOP account.

Fiscal year 2005 was the final year of the ESOP allocation, as all shares were either allocated or committed to be allocated at April 29, 2005. The ESOP made the final principal and interest payment to the Company upon commitment of the final shares to the participants, as required under the original terms of the loan. Prior to the fiscal year 2005 repayment of the remaining principal balance of the note, the receivable from the ESOP was recorded as a reduction of the Company’s shareholders’ equity. The allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of basic earnings per share. As a result of the final ESOP share allocation in fiscal year 2005, contributions to the SRP for U.S. employees are now made in cash.

Up to and including fiscal year 2005, the Company made contributions to the plan which were used, in part, by the ESOP to make principal and interest payments. ESOP expense was determined by debt service requirements, offset by dividends received by the ESOP. ESOP expense for fiscal year 2005 was $35. In addition to the fiscal year 2005 allocation of shares to the ESOP, the Company made a $33 cash contribution to the ESOP to supplement the portion of the Company’s ESOP and SRP requirements that were not covered by the remaining unallocated shares in the ESOP as of April 29, 2005.

At April 27, 2007 cumulative allocated shares remaining in the trust are 12.7 million.

11.	Stock Purchase and Award Plans

Effective April 29, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123(R)) which replaced SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123) and supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB Opinion No. 25). Under the fair value recognition provisions of SFAS No. 123(R), the Company measures stock-based compensation cost at the grant date based on the fair value of the award and recognizes the compensation expense over the requisite service period, which is generally the vesting period. The Company elected the modified-prospective method of adopting SFAS No. 123(R), under which prior periods are not retroactively restated. The provisions of SFAS No. 123(R) apply to awards granted after the April 29, 2006 effective date. Stock-based compensation expense for the non-vested portion of awards granted prior to the effective date is being recognized over the remaining service period using the fair-value based compensation cost estimated for SFAS No. 123 pro forma disclosures. Total stock-based compensation expense included in our statement of earnings for the fiscal year ended April 27, 2007 was $127 ($185 pre-tax).

Stock Options   Stock option awards are granted at exercise prices equal to the closing price of the Company’s common stock on the grant date. The majority of the Company’s stock option awards are non-qualified stock options with a ten-year life and a four-year ratable vesting term. The Company currently grants stock options under the Medtronic, Inc. 2003 Long-Term Incentive Plan (2003 Plan) and the Medtronic, Inc. 1998 Outside Directors Stock Compensation Plan (Directors Plan). The 2003 plan was approved by the Company’s shareholders in August 2003 and provides for the grant of nonqualified and incentive stock options, stock appreciation rights, restricted stock, performance shares, and other stock and cash-based awards. The Directors Plan, a stock compensation plan for outside directors, was adopted in fiscal year 1998 and replaced the provisions in the 1994 stock award plan relating to awards granted to outside directors. As of April 27, 2007, there were approximately 25 million and 2 million shares available for future grants under the 2003 Plan and Directors Plan, respectively.

Restricted Stock Awards   Restricted stock and restricted stock units (collectively referred to as restricted stock awards) are granted to officers and key employees. Restricted stock awards are subject to forfeiture if employment terminates prior to the lapse of the restrictions. The Company grants restricted stock awards that typically cliff vest between three- and five-year periods. Restricted stock awards are expensed over the vesting period. The Company also grants shares of performance-based restricted stock that will cliff vest only if the Company has also achieved certain performance objectives. Performance awards are expensed over the performance period based on the probability of achieving the performance objectives. Shares of restricted stock are considered issued and outstanding shares of the Company at the grant date and have the same dividend and voting rights as other common stock. Restricted stock units are not considered issued or outstanding common stock of the Company. Dividend equivalent units are accumulated on restricted stock units during the vesting period. The Company grants restricted stock awards under the 2003 Plan and the Directors Plan.

Employee Stock Purchase Plan   The Medtronic, Inc. 2005 Employee Stock Purchase Plan (ESPP) allows participating employees to purchase shares of the Company’s common stock at a discount through payroll deductions. Employees can contribute up to the lesser of 10 percent of their wages or the statutory limit under the U.S. Internal Revenue Code toward the purchase of the Company’s common stock at 85 percent of its market value at the end of the calendar quarter purchase period. Employees purchased 2 million shares at an average price of $41.33 per share in the fiscal year ended April 27, 2007. As of April 27, 2007, plan participants have had approximately $6 withheld to purchase Company common stock at 85 percent of its market value on June 29, 2007, the last trading day before the end of the calendar quarter purchase period. At April 27, 2007, approximately 7 million shares of common stock were available for future purchase under the ESPP.

Valuation Assumptions   The Company uses the Black-Scholes option pricing model (Black-Scholes model) to determine the fair value of stock options as of the grant date. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rates, volatility of the Company’s stock price and expected dividends.

The expense recognized for shares purchased under our ESPP is equal to the 15 percent discount the employee receives at the end of the calendar quarter purchase period. The fair value of restricted stock awards equals the Company’s closing stock price on the date of grant.

The following table provides the weighted average fair value of options granted to employees and the related assumptions used in the Black-Scholes model:

	Fiscal Year
	2007	2006	2005
Weighted Average Fair Value of options granted	$11.72	$15.53	$8.50
Assumptions used:
Expected life (years)(a)	4.83	5.00	3.00
Risk-free interest rate (b)	4.66%	4.28%	3.34%
Volatility (c)	19.9%	25.0%	22.5%
Dividend yield (d)	0.90%	0.69%	0.67%

(a)

Expected life:   The Company analyzes historical employee stock option exercise and termination data to estimate the expected life assumption. The Company believes that historical data currently represents the best estimate of the expected life of a new employee option. The Company examined its historical pattern of option exercises and determined that relative to the employee population as a whole, management employees held their stock options longer prior to exercising compared to the rest of the employee population. Therefore, the Company stratifies its employee population based upon these distinctive exercise behavior patterns. Prior to adopting SFAS No. 123(R), the Company used one pool, the entire employee population, for estimating the expected life assumptions.

(b)	Risk-free interest rate: The rate is based on the yield on the grant date of a zero-coupon U.S. Treasury bond whose maturity period equals or approximates the option’s expected term.

(c)

Volatility:   Beginning in the third quarter of fiscal year 2007, the expected volatility is based on a blend of historical volatility and an implied volatility of the Company’s common stock. Implied volatility is based on market traded options of the Company’s common stock. Prior to the third quarter of fiscal year 2007, the Company calculated the expected volatility based exclusively on historical volatility.

(d)	Dividend yield: The dividend yield rate is calculated by dividing the Company’s annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date.

Stock-Based Compensation Expense Prior to adopting SFAS No. 123(R), the Company accounted for stock-based compensation under APB Opinion No. 25 using the intrinsic value method and the impact of the fair value method on the Company’s net earnings was disclosed on a pro forma basis in the Notes to the consolidated financial statements. In the pro forma disclosures, the Company recognized stock-based compensation expense based on the stated vesting period, rather than the time to achieve retirement eligibility. Upon adopting SFAS No. 123(R), the Company changed its method of recognition and now recognizes stock-based compensation expense based on the substantive vesting period for all new awards. As a result, compensation expense related to stock options granted prior to fiscal year 2007 that are subject to accelerated vesting upon retirement eligibility is being recognized over the stated vesting term of the grant. If the Company had historically accounted for stock-based awards made to retirement eligible individuals under the requirements of SFAS No. 123(R), the pro forma expense disclosed below would have been increased by $2 for the fiscal year ended April 28, 2006. There was no stock-based compensation expense capitalized as it was deemed immaterial.

The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ significantly from those estimates. Ultimately, the total expense recognized over the vesting period will equal the fair value of awards that actually vest.

The following table presents the statement of earnings classification of pre-tax stock-based compensation expense, for options, ESPP, and restricted stock awards, recognized for the fiscal year ended April 27, 2007:

Fiscal Year
2007
Cost of sales	$19
Research and development expense	39
Selling, general and administrative expense	127
$185

The following table illustrates the effect on net earnings and net earnings per share for fiscal years 2006 and 2005 if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock-based employee compensation:

	Fiscal Year
	2006	2005
Net earnings, as reported	$2,547	$1,804
Add: Stock-based compensation expense included in net earnings (1)	16	12
Less: Stock-based compensation expense determined under fair value based method for all awards (1)	(142)	(224)
Pro forma net earnings	$2,421	$1,592

Basic earnings per share:
As reported	$2.11	$1.49
Pro forma	$2.01	$1.32

Diluted earnings per share:
As reported	$2.09	$1.48
Pro forma	$1.98	$1.31

_________________

(1)	Compensation expense is net of related tax effects.

Tax Impacts of Stock-Based Compensation Prior to the adoption of SFAS No. 123(R), benefits of tax deductions in excess of recognized share-based compensation expense were reported on the consolidated statement of cash flows as operating cash flows. Under SFAS No. 123(R), such excess tax benefits are reported as financing cash flows. Although total cash flows under SFAS No. 123(R) remain unchanged from what would have been reported under prior accounting standards, net operating cash flows are reduced and net financing cash flows are increased due to the adoption of SFAS No. 123(R). For the fiscal year ended April 27, 2007, there were excess tax benefits of $36, which are classified as financing cash flows. For the fiscal years ended April 28, 2006 and April 29, 2005, there were excess tax benefits of $99 and $61, respectively, which were classified as operating cash flows.

Stock Options   The following table summarizes all stock option activity, including activity from options issued as a result of acquisitions from fiscal year 2002 and prior, during fiscal years 2007, 2006, and 2005:

	Fiscal Year
	2007		2006		2005
	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price
Beginning balance	88,838	$46.23	87,655	$43.65	83,240	$41.18
Granted	10,529	48.64	13,740	56.16	15,884	50.02
Exercised	(6,089)	37.37	(10,617)	37.53	(9,107)	31.19
Canceled	(2,372)	50.22	(1,940)	47.59	(2,362)	47.08
Outstanding at year-end	90,906	$46.99	88,838	$46.23	87,655	$43.65
Exercisable at year-end	67,017	$45.47	63,123	$44.13	62,948	$42.63

A summary of stock options as of April 27, 2007, including options issued as a result of acquisitions from fiscal year 2002 and prior, is as follows:

Options Outstanding				Options Exercisable
Ranges of Exercise Prices	Options (in thousands)	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life (years)	Options (in thousands)	Wtd. Avg. Exercise Price
$0.01 – 10.00	9	$8.12	1.31	9	$8.12
10.01 – 20.00	427	16.54	0.62	427	16.54
20.01 – 30.00	2,666	24.64	0.84	2,666	24.64
30.01 – 40.00	7,203	34.61	2.44	7,191	34.60
40.01 – 50.00	55,832	46.66	6.37	42,530	46.27
50.01 – 69.82	24,769	54.29	6.63	14,194	53.37
$0.01 – 69.82	90,906	$46.99	5.94	67,017	$45.47

The total intrinsic value, calculated as the closing stock price at year-end less the option exercise price, of options exercised during fiscal years 2007, 2006, and 2005 was $88, $187, and $185, respectively. For options outstanding and exercisable at April 27, 2007, the total intrinsic value of in the money options was $640 and $561, respectively. The Company issues new shares when stock option awards are exercised. Cash received from the exercise of stock options for the fiscal year ended April 27, 2007 was $225 and the related tax benefits realized were $36. Unrecognized compensation expense related to outstanding stock options as of April 27, 2007 was $226, pre-tax, and is expected to be recognized over a weighted average period of 2.7 years and will be adjusted for any future changes in estimated forfeitures.

Restricted Stock Awards

The following table summarizes restricted stock award activity during fiscal years 2007, 2006, and 2005:

	Fiscal Year
	2007		2006		2005
	Awards (in thousands)	Wtd. Avg. Grant Price	Awards (in thousands)	Wtd. Avg. Grant Price	Awards (in thousands)	Wtd. Avg. Grant Price
Nonvested, beginning balance	2,008	$51.64	1,062	$48.52	767	$46.81
Granted	2,188	48.19	1,063	54.62	382	50.12
Reinvested dividend equivalent units	4	50.33	3	54.62	2	50.12
Vested	(112)	47.57	(41)	49.96	(51)	36.20
Forfeited	(106)	51.16	(79)	50.68	(38)	46.80
Nonvested at year-end	3,982	$50.16	2,008	$51.64	1,062	$48.52

Unrecognized compensation expense related to restricted stock awards as of April 27, 2007 was $134, pre-tax, and is expected to be recognized over a weighted average period of 2.9 years and will be adjusted for any future changes in estimated forfeitures.

12.	Income Taxes

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes are:

	Fiscal Year
	2007	2006	2005
U.S.	$1,579	$1,581	$932
International	1,936	1,580	1,612
Earnings before income taxes	$3,515	$3,161	$2,544

The provision for income taxes consists of:

	Fiscal Year
	2007	2006	2005
Current tax expense:
U.S.	$712	$471	$517
International	239	11	390
Total current tax expense	951	482	907
Deferred tax expense (benefit):
U.S.	(216)	159	(192)
International	(22)	(27)	25
Net deferred tax expense (benefit)	(238)	132	(167)
Total provision for income taxes	$713	$614	$740

Deferred taxes arise because of the different treatment of transactions for financial statement accounting and income tax accounting, known as “temporary differences.” The Company records the tax effect of these temporary differences as “deferred tax assets” and “deferred tax liabilities.” Deferred tax assets generally represent items that can be used as a tax deduction or credit in a tax return in future years for which the Company has already recorded the tax benefit in the consolidated statements of earnings. The Company establishes valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. The Company has established valuation allowances related to certain acquisitions that, if not ultimately required, will result in a reduction to goodwill; these allowances were zero and $31 at April 27, 2007 and April 28, 2006, respectively. The Company has established valuation allowances for capital loss carryforwards and deferred taxes which are capital in nature in the amount of $35 and $1 at April 27, 2007 and April 28, 2006, respectively. In addition, at both April 27, 2007 and April 28, 2006, approximately $4 of non-U.S. tax losses were available for carryforward. These carryforwards are offset by valuation allowances and generally do not expire. The capital loss carryforwards expire within one to five years. Deferred tax liabilities generally represent tax expense recognized in the consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on the Company’s tax return, but has not yet been recognized as an expense in the consolidated statements of earnings. Deferred tax assets/(liabilities) are comprised of the following:

	Fiscal Year
	2007	2006
Deferred tax assets:
Inventory (intercompany profit in inventory and excess of tax over book valuation)	$235	$207
Convertible debt interest	314	197
Accrued liabilities	86	81
Allowance for doubtful accounts	52	62
Warranty reserves	13	20
Unrealized loss on minority investments	11	39
Unrealized loss on investments	37	—
Pension and post-retirement benefits	29	—
Stock-based compensation	71	3
Accrued losses on legal settlements	—	9
Other	128	152
Total deferred tax assets	976	770

Deferred tax liabilities:
Intangible assets	(280)	(394)
Accumulated depreciation	(13)	(42)
Pension and post-retirement benefits	—	(87)
Unrealized gain on investments	—	(5)
Other	(74)	(67)
Total deferred tax liabilities	(367)	(595)

Deferred tax assets, net	$609	$175

The Company’s effective income tax rate varied from the U.S. Federal statutory tax rate as follows:

	Fiscal Year
	2007	2006	2005
U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
U.S. state taxes, net of Federal tax benefit	1.2	0.9	0.9
Research & development credit	(0.4)	(0.4)	(0.6)
International	(12.9)	(10.9)	(7.7)
Impact of repatriation, special, restructuring, certain litigation, and IPR&D charges	0.3	1.9	1.6
Reversal of excess tax accruals	(3.7)	(7.1)	—
Other, net	0.8	—	(0.1)

Effective tax rate	20.3%	19.4%	29.1%

During the fourth quarter of fiscal year 2007, the Company recorded a $129 tax benefit associated with the reversal of excess tax accruals in connection with the settlement reached with the IRS involving the review of the Company’s fiscal year 2003 and fiscal year 2004 domestic income tax returns, the resolution of competent authority issues for fiscal year 1992 through fiscal year 2000, and adjustments to the finalization of the fiscal year 2006 U.S. federal and state income tax returns. The $129 tax benefit has been recorded in the provision for income taxes in the consolidated statement of earnings for fiscal year 2007.

In the second quarter of fiscal year 2006, the Company reversed excess tax accruals of $225 associated with the favorable agreements reached with the IRS involving the review of the Company’s fiscal years 1997 through 2002 domestic income tax returns. The $225 tax benefit was recorded in provision for income taxes on the consolidated statements of earnings for fiscal year 2006. As a result of the agreements reached with the IRS, the Company made approximately $326 of incremental tax payments during the third quarter of fiscal year 2006. These payments reduced accrued income taxes in the fiscal year 2006 consolidated balance sheet.

The Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries’ undistributed earnings as such amounts are permanently reinvested outside the U.S. At April 27, 2007, and April 28, 2006, such earnings were approximately $6,573 and $5,444, respectively.

Currently, the Company’s operations in Puerto Rico, Switzerland, and Ireland have various tax incentive grants. Unless these grants are extended, they will expire between fiscal years 2010 and 2020. The Company’s Swiss federal tax ruling expired at the end of fiscal year 2007, the loss in tax benefit from this ruling is expected to be offset by increased benefits from our international operations.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to the Company’s allocation are required between jurisdictions with different tax rates. Tax authorities periodically review the Company’s tax returns and propose adjustments to its tax filings. Tax years settled with the IRS remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries.

The IRS has finalized its audits with the Company for all years through fiscal year 1996. The IRS has issued its audit reports for fiscal years 1997 through 2004. The Company has resolved or reached agreement with the IRS on all significant issues for fiscal years 1997 through 2004, except for an issue related to the allocation of income between Medtronic, Inc., and its wholly owned subsidiary in Switzerland. The unresolved issues from the fiscal years 1997 through 2004 tax audits and tax positions taken by the IRS or foreign tax authorities, with respect to potential issues on future tax audits could have a material impact on the Company’s effective tax rate in future periods. The Company believes it has meritorious defenses for its tax filings and will vigorously defend them through litigation in the courts, if necessary.

13.	Retirement Benefit Plans

The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. The cost of these plans was $184, $188, and $113 in fiscal years 2007, 2006, and 2005, respectively. The Company uses a January 31 measurement date for its U.S. plans and an April 30 measurement date for the majority of its plans outside the U.S.

In the U.S., the Company maintains a qualified pension plan designed to provide guaranteed minimum retirement benefits to all eligible U.S. employees. Pension coverage for non-U.S. employees of the Company is provided, to the extent deemed appropriate, through separate plans. In addition, U.S. and Puerto Rico employees of the Company are also eligible to receive specified Company paid healthcare and life insurance benefits through the Company’s post-retirement medical plans. In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable limits are provided to certain employees under a non-qualified plan.

In September 2006, the FASB issued SFAS No. 158. This standard requires employers to recognize the funded status of defined benefit pension and post-retirement plans as an asset or liability in its statement of financial position, and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive (loss)/income (AOCI), which is a component of shareholders’ equity. This standard also eliminates the requirement for the recognition of Additional Minimum Pension Liability required under SFAS No. 87, “Employers’ Accounting for Pensions.” As of April 27, 2007, the net unfunded status of our benefit plans was $(2) and recognition of this status upon the adoption of SFAS No. 158 resulted in an after-tax charge to shareholders’ equity of $209.

The change in benefit obligation and funded status of our employee retirement plans follow:

	U.S.		Non-U.S.		Post-Retirement
	Pension Benefits		Pension Benefits		Benefits
	2007	2006	2007	2006	2007	2006
Accumulated benefit obligation at end of year:	$721	$629	$278	$224	$196	$172

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	750	678	286	258	172
Service cost	64	51	27	23	13	10
Interest cost	45	39	12	11	10	10
Plan amendments	2	(14)	—	(3)	—	(3)
Actuarial loss/(gain)	23	25	3	12	5	(7)
Curtailments/settlement recognition	—	(14)	—	—	—	(2)
Benefits paid	(16)	(15)	(2)	(3)	(4)	(5)
Foreign currency exchange rate changes	—	—	27	(12)	—	—
Projected benefit obligation at end of year	868	750	353	286	196	172

Change in plan assets:
Fair value of plan assets at beginning of year	851	711	217	162	102	82
Actual return on plan assets	86	88	9	21	12	10
Employer contributions	87	67	34	44	17	15
Benefits paid	(16)	(15)	(2)	(3)	(4)	(5)
Foreign currency exchange rate changes	—	—	22	(7)	—	—
Fair value of plan assets at end of year	1,008	851	280	217	127	102

Funded status at end of year:
Fair value of plan assets	1,008	851	280	217	127	102
Benefit obligations	868	750	353	286	196	172
Funded status of the plan	140	101	(73)	(69)	(69)	(70)
Unrecognized prior service cost (benefit)		(15)		8		(70)
Unrecognized net actuarial loss		255		42		3
Recognized asset (liability)	$140	$341	$(73)	$(19)	$(69)	$(21)

Amounts recognized in the consolidated balance sheet consist of:
Non-current assets	$229		$2		$—
Current liabilities	(4)		(2)		—
Non-current liabilities	(85)		(73)		(69)
Prepaid benefit cost		$376		$9		$—
Accrued benefit liability		(56)		(34)		(21)
Other intangible assets, net		—		3		—
Accumulated other comprehensive (loss)/income		21		3		—
Recognized asset (liability)	$140	$341	$(73)	$(19)	$(69)	$(21)

Amounts recognized in accumulated other comprehensive (loss)/income:
Prior service cost (benefit)	$(11)		$8		$3
Net actuarial loss	250		42		46
Ending balance	$239		$50		$49

The following illustrates the adjustments made to the consolidated balance sheets to record the funded status as of April 27, 2007.

	Balance as of April 28, 2006	Additional Minimum Liability Adjustments	SFAS No. 158 Adjustments	Balance as of April 27, 2007
Asset/(liability), net	$274	$—	$(276)	$(2)
Intangible asset	3	—	(3)	—
Deferred tax asset	17	(17)	129	129
AOCI, net	24	(24)	209	209
AOCI, gross	41	(41)	338	338

In certain countries outside the U.S., fully funding pension plans is not a common practice, as funding provides no income tax benefit. Consequently, certain pension plans were partially funded as of April 27, 2007 and April 28, 2006. Plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Fiscal Year
	2007	2006
Accumulated benefit obligation	$201	$165
Projected benefit obligation	241	204
Plan assets at fair value	95	79

Plans with projected benefit obligations in excess of plan assets:

	Fiscal Year
	2007	2006
Projected benefit obligation	$355	$319
Plan assets at fair value	191	169

The net periodic benefit costs of the plans include the following components:

	U.S. Pension Benefits			Non-U.S. Pension Benefits
	Fiscal Year			Fiscal Year
	2007	2006	2005	2007	2006	2005
Service cost	$64	$51	$48	$27	$23	$16
Interest cost	45	39	34	12	11	9
Expected return on plan assets	(74)	(64)	(53)	(13)	(10)	(8)
Amortization of net actuarial loss and prior service cost	14	13	11	3	4	2
Net periodic benefit cost	49	39	40	29	28	19
Curtailment/settlement recognition	—	2	—	—	—	—
Total cost for fiscal year	$49	$41	$40	$29	$28	$19

	Post-Retirement Benefits
	Fiscal Year
	2007	2006	2005
Service cost	$13	$10	$12
Interest cost	10	10	11
Expected return on plan assets	(9)	(7)	(6)
Amortization of net actuarial loss and prior service cost	2	3	5
Net periodic benefit cost	16	16	22
Curtailment/settlement recognition	—	1	—
Total cost for fiscal year	$16	$17	$22

The estimated amounts that will be amortized from accumulated other comprehensive (loss)/income into net periodic benefit cost, before tax, in fiscal year 2008 are as follows:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Amortization of prior service cost	$(1)	$(2)	$—
Amortization of net actuarial (gain) loss	15	1	2
	$14	$(1)	$2

The actuarial assumptions were as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Post-Retirement Benefits
	Fiscal Year			Fiscal Year			Fiscal Year
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Weighted average assumptions – projected benefit obligation:
Discount rate	6.00%	6.00%	6.00%	4.42%	4.34%	4.39%	6.00%	6.00%	6.00%
Rate of compensation increase	4.24%	4.24%	4.00%	3.09%	3.07%	2.99%	N/A	N/A	N/A
Healthcare cost trend rate	N/A	N/A	N/A	N/A	N/A	N/A	10.00%	9.00%	10.00%
Weighted average assumptions – net periodic benefit cost:
Discount rate	6.00%	6.00%	6.25%	4.34%	4.39%	4.90%	6.00%	6.00%	6.25%
Expected return on plan assets	8.75%	8.75%	8.75%	5.59%	5.46%	5.86%	8.75%	8.75%	8.75%
Rate of compensation increase	4.24%	4.00%	4.00%	3.07%	2.99%	2.97%	N/A	N/A	N/A
Healthcare cost trend rate	N/A	N/A	N/A	N/A	N/A	N/A	9.00%	10.00%	10.00%

The Company’s discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities.

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

The Company has a Qualified Plan Committee (the Plan Committee) that sets investment guidelines with the assistance of an external consultant. These guidelines are established based on market conditions, risk tolerance, funding requirements, and expected benefit payments. The Plan Committee also oversees the investment allocation process, selects the investment managers, and monitors asset performance. As pension liabilities are long-term in nature, the Company employs a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption.

The investment portfolio contains a diversified portfolio of investment categories, including equities, fixed income securities, hedge funds and private equity. Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large cap and small cap stocks, active and passive management and derivative-based styles. The Plan Committee believes with prudent risk tolerance and asset diversification, the master trust should be able to meet its pension and other post-retirement obligations in the future.

Plan assets also include investments in the Company’s common stock of $68 and $64 at April 27, 2007 and April 28, 2006, respectively.

The Company’s pension plan weighted-average asset allocations and the target allocations at April 27, 2007 and April 28, 2006, by asset category, are as follows:

U.S. Plans

	Pension Benefits Allocation		Target Allocation
	2007	2006	2007	2006
Asset Category
Equity securities	64%	65%	60%	60%
Debt securities	11	12	15	15
Other	25	23	25	25
Total	100%	100%	100%	100%

Non-U.S. Plans

	Pension Benefits Allocation		Target Allocation
	2007	2006	2007	2006
Asset Category
Equity securities	41%	40%	42%	37%
Debt securities	10	10	13	16
Cash	4	3	—	—
Other	45	47	45	47
Total	100%	100%	100%	100%

It is the Company’s policy to fund retirement costs within the limits of allowable tax deductions. During fiscal year 2007, the Company made discretionary contributions of approximately $87 to the qualified U.S. pension plan and approximately $17 to post-retirement benefits. Internationally, the Company contributed approximately $34 for pension benefits during fiscal year 2007. During fiscal year 2008, the Company anticipates that its contribution for pension benefits and post-retirement benefits will be in the range of $110 and $140. Based on the guidelines under the U.S. Employee Retirement Income Security Act (ERISA) and the various guidelines which govern the plans outside the U.S., the majority of anticipated fiscal year 2008 contributions will be discretionary.

Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Fiscal Year	Gross Payments	Gross Payments	Gross Payments	Gross Medicare Part D Receipts
2008	$15	$6	$4	$1
2009	18	7	4	1
2010	22	8	5	1
2011	27	9	6	1
2012	30	10	7	2
2013 – 2017	227	65	58	11
Total	$339	$105	$84	$17

In August 2006, the Pension Protection Act (PPA) was signed into law in the U.S. The PPA replaces the funding requirements for defined benefit pension plans by subjecting defined benefit plans to 100 percent of the current liability funding target. Defined benefit plans with a funding status of less than 80 percent of the current liability are defined as being “at risk”. The PPA is effective for the 2008 plan year. The Company’s U.S. qualified defined benefit plans are funded in excess of 80 percent, and therefore the company expects that the plans will not be subject to the “at risk” funding requirements of the PPA and that the law will not have a material impact on future contributions.

The healthcare cost trend rate for other retirement benefit plans was 10 percent at April 27, 2007. The trend rate is expected to decline to 5 percent over a five-year period. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on post-retirement benefit cost	$3	$(2)
Effect on post-retirement benefit obligation	18	(15)

Defined Contribution Savings Plans    The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Up to and including fiscal year 2005, the Company match on the SRP for U.S. employees was made in the form of an annual allocation of Medtronic stock to the participants’ ESOP account (see Note 10). Company contributions to the plans are based on employee contributions and Company performance and starting in fiscal year 2006 the entire match is made in cash. Expense under these plans was $64, $83, and $33 in fiscal years 2007, 2006, and 2005, respectively.

Effective May 1, 2005, the Company froze participation in the existing defined benefit pension plan in the U.S. and implemented two new plans including an additional defined benefit pension plan and a new defined contribution pension plan, respectively: the Personal Pension Account (PPA) and the Personal Investment Account (PIA). Employees in the U.S. hired on or after May 1, 2005 have the option to participate in either the PPA or the PIA. Participants in the PPA receive an annual allocation of their salary and bonus on which they will receive an annual guaranteed rate of return which is based on the 10-year Treasury bond rate. Participants in the PIA also receive an annual allocation of their salary and bonus; however, they are allowed to determine how to invest their funds among identified fund alternatives. The cost associated with the PPA is included in the U.S. Pension Benefits in the tables presented earlier. The defined contribution cost associated with the PIA was approximately $25 and $18 in fiscal years 2007 and 2006, respectively.

14.	Leases

The Company leases office, manufacturing and research facilities, and warehouses, as well as transportation, data processing and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the fair rental value on the date of renewal.

Future minimum payments under capitalized leases and non-cancelable operating leases at April 27, 2007 are:

Fiscal Year	Capitalized Leases	Operating Leases
2008	$10	$68
2009	17	53
2010	18	33
2011	20	13
2012	20	5
2013 and thereafter	22	21

Total minimum lease payments	$107	$193
Less amounts representing interest	18	N/A
Present value of net minimum lease payments	$89	N/A

Rent expense for all operating leases was $112, $89, and $79 in fiscal years 2007, 2006, and 2005, respectively.

In April 2006, the Company entered into a sale-leaseback agreement with a financial institution whereby certain manufacturing equipment was sold to the financial institution and is being leased by the Company over a seven year period. The transaction has been recorded as a capital lease and included in the table above. Payments for the remaining balance of the sale-leaseback agreement are due semi-annually. The lease provides for an early buyout option whereby the Company, at its option, could repurchase the equipment at a predetermined fair market value in calendar year 2009.

15.	Commitments and Contingencies

The Company is involved in a number of legal actions. The outcomes of these legal actions are not within the Company’s complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, which, if granted, could require significant expenditures or result in lost revenues. In accordance with SFAS No. 5, “Accounting for Contingencies” (SFAS No. 5), the Company records a liability in the consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. If a loss is possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. While it is not possible to predict the outcome for most of the actions discussed below and the Company believes that it has meritorious defenses against these matters, it is possible that costs associated with them could have a material adverse impact on the Company’s consolidated earnings, financial condition or cash flows.

On October 6, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson (J&J), filed suit in U.S. District Court for the District of Delaware against Arterial Vascular Engineering, Inc., which Medtronic acquired in January 1999 and which is now known as Medtronic Vascular, Inc. (Medtronic Vascular). The suit alleged that Medtronic Vascular’s modular stents infringe certain patents owned by Cordis. Boston Scientific Corporation is also a defendant in this suit. On December 22, 2000, a jury rendered a verdict that Medtronic Vascular’s previously marketed MicroStent and GFX stents infringed valid claims of two Cordis patents and awarded damages to Cordis totaling approximately $270. On March 28, 2002, the District Court entered an order in favor of Medtronic Vascular, deciding as a matter of law that Medtronic Vascular’s MicroStent and GFX stents did not infringe the patents. Cordis appealed, and on August 12, 2003, the U.S. Court of Appeals for the Federal Circuit reversed the District Court’s decision and remanded the case to the District Court for further proceedings. The District Court thereafter issued a new patent claim construction and a new trial was held in March 2005. On March 14, 2005, the jury found that the previously marketed MicroStent and GFX stent products infringed valid claims of Cordis’ patents. On March 27, 2006, the District Court denied post-trial motions filed by the parties, including Cordis’ motion to reinstate the previous damages award. On April 26, 2006, Medtronic filed its Notice of Appeal of the judgment of infringement. Briefing of the appeal was completed in March 2007. The Federal Circuit hearing date has not yet been set. The District Court has deferred any hearing on damages issues until after the U.S. Court of Appeals for the Federal Circuit resolves the appeal on the finding of liability. On February 23, 2007, the United States Patent and Trademark Office (USPTO) granted a request for reexamination of the claims of the patent at issue in the above proceedings. Until that reexamination is concluded, its impact remains unknown. Medtronic has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

On December 24, 1997, Advanced Cardiovascular Systems, Inc. (ACS), a subsidiary of Abbott Laboratories, sued Medtronic Vascular in U.S. District Court for the Northern District of California alleging that certain models of Medtronic Vascular’s stents infringe the Lau stent patents held by ACS, and seeking injunctive relief and monetary damages. Medtronic Vascular denies infringement. In February 2005, following trial, a jury determined that the ACS Lau stent patents were valid and that Medtronic’s Driver, GFX, MicroStent, S540, S660, S670, Bestent2 and S7 stents infringe those patents. Medtronic Vascular made numerous post-trial motions challenging the jury’s verdict of infringement and validity. On March 30, 2007, the District Court denied the motions, and on April 24, 2007, the District Court decided that the patents were enforceable. The District Court entered Judgment in favor of ACS and against Medtronic Vascular on the issues of validity, infringement and enforceability of the Lau patents on May 3, 2007. On May 9, 2007, Medtronic Vascular filed its Notice of Appeal to the Federal Circuit of the District Court’s Judgment and all rulings underlying the Judgment. On May 21, 2007, the District Court entered an Amended Judgment. On May 24, 2007, Medtronic filed its Amended Notice of Appeal. ACS has filed a motion to dismiss Medtronic Vascular’s appeal as premature because they intend to file a motion for a permanent injunction. Medtronic Vascular will oppose the motion, and the District Court has previously indicated that it is not inclined to consider a request to issue any injunction until after the appeal is decided. Issues of damages have been bifurcated from the liability phase of the proceedings. Previously in August 2005, the Court had issued an order continuing a stay of any further proceedings on the questions of damages or willfulness. On May 18, 2007, the District Court confirmed that it would not hold a trial on damage issues until the U.S. Court of Appeals for the Federal Circuit has reviewed the underlying liability issues concerning alleged infringement, invalidity and inequitable conduct. In response to Medtronic’s Request for Reexamination for each of the four Lau patents, in December 2006, the USPTO issued an “office action” finding that the claims which Medtronic products were previously found to have infringed were not patentable. The patent holder will now have an opportunity to challenge the USPTO’s office action in further proceedings in the reexamination. Until this reexamination is concluded, its potential impact upon the claims relating to the Lau patents in the above proceeding remains unknown. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

On February 20, 2006, an arbitration panel issued a final, non-appealable award concluding that Medtronic Vascular’s S670, S660, S540, S7 and Driver stents, which were formerly the subject of a patent infringement dispute between J&J and Cordis and Medtronic Vascular, are licensed under a 1997 agreement between the two companies and subject to a covenant not to sue contained within a 1998 amendment to the 1997 agreement. Cordis since initiated arbitration proceedings against Medtronic Vascular alleging that certain of the products infringe certain patents of J&J and Cordis, and is seeking royalties for such infringement, if any. Medtronic Vascular believes it has meritorious defenses to these allegations and intends to assert these defenses vigorously. The arbitrators have not yet been selected. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

On January 26, 2001, DePuy Spine (formerly DePuy/AcroMed), a subsidiary of J&J, and Biedermann Motech GMBH (collectively, “DePuy”) filed suit in U.S. District Court for the District of Massachusetts alleging that Medtronic’s subsidiary, Medtronic Sofamor Danek USA, Inc. (MSD), was infringing a patent relating to a design for a thoracolumbar multi-axial screw (MAS). DePuy subsequently supplemented its allegations to claim that MSD’s M10, M8 and Vertex screws infringe the patent. On April 17, 2003 and February 26, 2004, the District Court ruled on summary judgment that the M10, M8 and Vertex screws do not infringe. On October 1, 2004, a jury found that the MAS screw, which MSD no longer sells in the U.S., infringes under the doctrine of equivalents. The jury awarded damages of $21 and on February 9, 2005, the Court entered judgment against MSD, including prejudgment interest, in the aggregate amount of $24. In the third quarter of fiscal year 2005, the Company recorded an expense equal to the $24 judgment in the matter. DePuy appealed the Court’s decisions that the M10, M8 and Vertex screws do not infringe, and MSD appealed the jury’s verdict that the MAS screw infringes valid claims of the patent. On November 20, 2006, the U.S. Court of Appeals for the Federal Circuit affirmed the decision of the District Court that the M10 and M8 screws do not infringe, affirmed the jury’s verdict and damage award on the MAS screws, affirmed the decision that the Vertex screws do not literally infringe, but remanded the case, ruling that there is a triable issue of fact as to whether the Vertex screws infringe under the doctrine of equivalents. On remand, DePuy has further supplemented its allegations to claim that the Vertex and Vertex MAX screw products infringe. A trial has been scheduled for September 2007. On March 20, 2007, the District Court declined to stay execution of the judgment relating to the MAS product. On March 30, 2007, the judgment plus accrued interest was paid under protest. On April 27, 2007, MSD filed a petition for a writ of certiorari seeking review of the decision of the Federal Circuit with respect to the Vertex screw. On May 30, 2007, the USPTO ordered reexamination of the patent. MSD has filed a motion with the District Court to stay the trial pending completion of the reexamination process. Until the reexamination is concluded, its potential impact on the remaining claims in the proceedings remains unknown. The Company has not recorded any additional expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

On May 2, 2003, Cross Medical Products, Inc. (Cross) sued MSD in the U.S. District Court for the Central District of California. The suit alleges that MSD’s CD HORIZON, Vertex and Crosslink products infringe certain patents owned by Cross. MSD has countered that Cross’ cervical plate products infringe certain patents of MSD, and Cross has filed a reply alleging that certain MSD cervical plate products infringe certain patents of Cross. On May 19, 2004, the Court found that the MAS, Vertex, M8, M10, CD HORIZON SEXTANT and CD HORIZON LEGACY screw products infringe one Cross patent. A hearing on the validity of that patent was held on July 12, 2004, after which the District Court ruled that the patents were valid. Cross made a motion for permanent injunction on the multi-axial screw products, which the District Court granted on September 20, 2004, but stayed the effect of the injunction until January 3, 2005. MSD requested an expedited appeal of the ruling and the U.S. Court of Appeals for the Federal Circuit granted the request. On September 30, 2005, the Federal Circuit vacated the injunction, modified the trial court’s claim construction rulings, and remanded the matter for trial in the District Court. The Federal Circuit awarded costs to Medtronic on the appeal. In April 2005, the District Court ruled invalid certain claims in the patents Cross asserted against MSD’s Crosslink and cervical plate products. The Court also ruled that Cross cervical plate products infringe MSD’s valid patents and that MSD’s redesigned pedicle screw products infringe one claim of one of the patents owned by Cross. Cross thereafter moved for an injunction against the redesigned screw products, which the District Court granted on May 24, 2005. The District Court then stayed the effectiveness of the injunction until August 22, 2005. On July 27, 2005, the U.S. Court of Appeals for the Federal Circuit granted MSD’s motion to stay the District Court’s injunction pending a full hearing on the appeal. On March 20, 2007, the Federal Circuit ruled that MSD’s current multi-axial screw products do not infringe any claim of Cross’ patent and vacated the District Court’s injunction, which had already been stayed. The remaining issues in the case will now be decided in the U.S. District Court for the Central District of California, which has scheduled a trial for February 12, 2008. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5. Separately, on February 1, 2006, MSD filed a lawsuit against Biomet Inc., the corporate parent of Cross (Biomet) and its subsidiary EBI Spine, L.P., for patent infringement. The suit, which involves seven Medtronic patents and seeks injunctive relief and monetary damages, was filed in the U.S. District Court for the District of New Jersey. Three of the patents were purchased by Medtronic from Michelson and involve single-lock anterior cervical plating systems used in cervical spinal fusions. Medtronic claims that a cervical plate marketed by Biomet under the trade name VueLock Anterior Cervical Plate System, and openly promoted as a plate that has a “Secure One Step Locking” mechanism feature, infringes these patents. The other patents involve instruments and surgical implantation methods commonly used in spinal surgeries to implant pedicle screws.

On October 2, 2003, Cordis sued Medtronic Vascular in the U.S. District Court for the Northern District of California, alleging that Medtronic Vascular’s S7 stent delivery system infringes certain catheter patents owned by Cordis. On April 25, 2007, pursuant to a stipulation of the parties, the Court dismissed this matter without prejudice. The Company did not record an expense related to this matter.

On February 10, 2005, Medtronic voluntarily began to advise physicians about the possibility that a specific battery shorting mechanism might manifest itself in a subset of implantable cardioverter defibrillators (ICDs) and cardiac resynchronization therapy-defibrillators (CRT-Ds). These included certain Marquis VR/DR and Maximo VR/DR ICDs and certain InSync I/II/III Marquis and InSync III CRT-D devices. The Company provided physicians a list of potentially affected patients, and recommended that physicians communicate with those patients to manage the potential issue as physicians deemed medically appropriate. The voluntary field action was classified by the FDA as a Class II recall, defined as one where there may be temporary or medically reversible adverse health consequences, or where the probability of serious adverse health consequences is remote. Subsequent to this voluntary field action, a number of lawsuits have been filed against the Company in both federal and state courts, alleging a variety of claims, including individuals asserting claims of personal injury and third party payors (TPP) alleging entitlement to reimbursement (including a claim by an individual purporting to act as a surrogate for the Center for Medicare and Medicaid Services, whose claim has been dismissed by the Court for failure to state a proper cause of action). While the number of cases filed changes continually, as of this writing, there were approximately 1,045 federal court cases and approximately 67 state court cases, reflecting a total of approximately 1,106 individual personal injury cases and six TPP cases. In addition, five purported class action personal injury suits have been filed in Canada. The federal court cases have been consolidated for pretrial proceedings before a single federal judge in the District of Minnesota pursuant to the MultiDistrict Litigation rules (MDL). Separate master complaints have been filed in the MDL for the personal injury and TPP groups of cases. On November 28, 2006, the MDL court denied the Company’s threshold legal motion, which was filed on March 26, 2006, seeking federal preemption of the lawsuits, finding that fact issues remained for discovery and trial before the legal question could be resolved. On January 5, 2007, the MDL court denied the Company’s March 26, 2006 motion to dismiss the TPP litigation, thus permitting it to go forward into the remainder of the litigation process. The TPP master complaint contains class action allegations, which the Company plans to rigorously challenge. The personal injury master complaint does not contain such allegations, although the Plaintiffs’ Steering Committee has indicated that they may pursue class certification of those claims. On June 7, 2007, the Court issued an amended scheduling order for the MDL cases, setting deadlines for discovery and pretrial motions in the first half of calendar year 2008, and a ready for trial date for bellwether personal injury cases on July 1, 2008. During the pretrial and discovery phase the Company plans to assert its defenses to the merits of the various claims.

The Company remains unaware of any confirmed death or serious injury resulting from any device failure due to the shorting mechanism described in the February 10, 2005 voluntary field action, although certain of plaintiffs’ claims make such allegations. The Company has not recorded an expense related to damages in connection with the various Marquis related lawsuits because potential losses are not currently probable or reasonably estimable under SFAS No. 5.

On October 24, 2005, Medtronic received a subpoena from the Office of the United States Attorney for the District of Massachusetts issued under the Health Insurance Portability & Accountability Act of 1996 requesting documents the Company may have, if any, relating to pacemakers and defibrillators and related components; monitoring equipment and services; a provision of benefits, if any, to persons in a position to recommend purchases of such devices; and the Company’s training and compliance materials relating to the fraud and abuse and federal Anti-Kickback statutes. The Company is cooperating fully with the investigation, and has begun to produce documents on a schedule requested by the United States Attorney.

Medtronic is a licensee to the RE119 patent (‘119 Patent) owned by Mirowski Family Ventures, LLC (Mirowski) relating to the treatment of hemodynamic dysfunction. Medtronic and Mirowski dispute the application of the ‘119 Patent to certain Medtronic cardiac resynchronization products. The parties have entered into a tolling agreement deferring and conditioning any litigation of the dispute upon conditions precedent. If certain conditions are fulfilled, the ‘119 Patent determined to be valid and the Medtronic products found to infringe the ‘119 Patent, Medtronic will be obligated to pay royalties to Mirowski based upon sales of certain CRT products. As of April 27, 2007, the amount of disputed royalties and interest related to CRT products is $52. This amount has not been accrued because the outcome is not probable under SFAS No. 5.

In addition, Medtronic is a licensee to the 4,407,288 Patent (‘288 Patent) owned by Mirowski relating to implantable cardiac defibrillators. Until November 2001, Medtronic accrued and paid royalties under the license based on a percentage of ICD sales. Medtronic and Mirowski dispute the application of the patent to certain Medtronic ICD products. In November 2001, Medtronic ceased paying royalties and entered into an agreement with Mirowski to pay putative royalties into an interest-bearing escrow account through the expiration of the ‘288 Patent in December of 2003. As of April 27, 2007, the current balance in the interest-bearing escrow account is $80. The parties also entered into a tolling agreement deferring and conditioning any litigation of the obligation to pay royalties upon certain conditions precedent. If these conditions are fulfilled and the patent determined to be invalid or Medtronic’s products found not to infringe, the escrowed funds will be released to Medtronic.

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

16.	Quarterly Financial Data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(unaudited)
Net Sales
2007	$2,897	$3,075	$3,048	$3,280	$12,299
2006	2,690	2,765	2,770	3,067	11,292

Gross Profit
2007	$2,165	$2,280	$2,273	$2,414	$9,131
2006	2,036	2,070	2,071	2,299	8,477

Net Earnings
2007	$599	$681	$710	$812	$2,802
2006	321	817	670	740	2,547

Basic Earnings per Share
2007	$0.52	$0.59	$0.62	$0.71	$2.44
2006	0.26	0.68	0.55	0.62	2.11

Diluted Earnings per Share
2007	$0.51	$0.59	$0.61	$0.70	$2.41
2006	0.26	0.67	0.55	0.61	2.09

The data in the schedule above has been intentionally rounded to the nearest million and therefore the quarterly amounts may not sum to the fiscal year to date amounts.

17.	Segment and Geographic Information

During the fourth quarter of fiscal year 2007, the Company revised its operating segment reporting to separate Physio-Control from the CRDM operating segment. As a result, the Company now functions in eight operating segments, consisting of CRDM, Spinal and Navigation, Vascular, Neurological, Diabetes, Cardiac Surgery, ENT, and Physio-Control. The applicable information for fiscal years 2006 and 2005 has been reclassified to conform to the current presentation.

Each of the Company’s operating segments has similar economic characteristics, technology, manufacturing processes, customers, distribution and marketing strategies, regulatory environments, and shared infrastructures. Net sales by operating segment are as follows:

	Fiscal Year
	2007	2006	2005
Cardiac Rhythm Disease Management	$4,876	$4,794	$4,203
Spinal and Navigation	2,544	2,244	1,884
Vascular	1,205	940	851
Neurological	1,183	1,016	927
Diabetes	863	722	649
Cardiac Surgery	704	663	669
ENT	539	501	459
Physio-Control	385	412	413
	$12,299	$11,292	$10,055

On December 4, 2006, the Company announced its intention to pursue a spin-off of Physio-Control into an independent, publicly traded company. Physio-Control is the Company’s wholly-owned subsidiary that offers external defibrillators, emergency response systems, data management solutions and support services used by hospitals and emergency response personnel. On January 15, 2007, the Company announced a voluntary suspension of U.S. shipments of Physio-Control products manufactured at its facility in Redmond, Washington in order to address quality system issues. The Company is currently in discussions with the FDA regarding the corrective actions that need to be taken before shipping in the U.S. can resume. The suspension of U.S. shipments in fiscal year 2007 did not have a material impact on the Company’s overall results. Physio-Control’s earnings before interest and income taxes for fiscal years 2007, 2006, and 2005 were $7, $15, and $50, respectively.

Geographic Information

	United States	Europe	Asia Pacific	Other Foreign	Consolidated
Fiscal 2007
Net sales to external customers	$7,900	$2,811	$1,195	$393	$12,299
Long-lived assets**	$6,947	$1,040	$165	$35	$8,187

Fiscal 2006
Net sales to external customers	$7,626	$2,314	$1,023	$329	$11,292
Long-lived assets*	$7,100	$1,039	$156	$36	$8,331

Fiscal 2005
Net sales to external customers	$6,711	$2,099	$985	$260	$10,055
Long-lived assets*	$6,435	$989	$169	$37	$7,630

_______________

*	Excludes other long-term financial instruments.
**	Excludes other long-term financial instruments and long-term deferred tax assets, net.

No single customer represents over 10 percent of the Company’s consolidated net sales in fiscal years 2007, 2006, or 2005.

Selected  Financial Data

	Fiscal Year
	2007	2006	2005	2004(2)	2003
	(dollars in millions, except per share data)
Operating Results for the Fiscal Year:
Net sales	$12,299	$11,292	$10,055	$9,087	$7,665
Cost of products sold	3,168	2,815	2,446	2,253	1,890
Gross margin percentage	74.2%	75.1%	75.7%	75.2%	75.3%
Research and development expense	$1,239	$1,113	$951	$852	$750
Selling, general and administrative expense	4,153	3,659	3,214	2,801	2,372
Special charges	98	100	—	(5)	11
Restructuring charges	28	—	—	—	—
Certain litigation charges	40	—	654	—	(8)
Purchased in-process research and development charges	—	364	—	41	114
Other expense, net	212	167	291	351	188
Interest income, net	(154)	(87)	(45)	(3)	7
Earnings before income taxes	3,515	3,161	2,544	2,797	2,341
Provision for income taxes	713	614	740	838	741
Net earnings	$2,802	$2,547	$1,804	$1,959	$1,600

Per Share of Common Stock:
Basic earnings	$2.44	$2.11	$1.49	$1.61	$1.31
Diluted earnings	2.41	2.09	1.48	1.60	1.30
Cash dividends declared	0.44	0.39	0.34	0.29	0.25

Financial Position at Fiscal Year-end:
Working capital(1)	$5,355	$5,971	$4,042	$1,072	$2,792
Current ratio(1)	3.1:1.0	2.4:1.0	2.2:1.0	1.3:1.0	2.5:1.0
Total assets	$19,512	$19,665	$16,617	$14,111	$12,406
Long-term debt	5,578	5,486	1,973	1.1	1,980
Shareholders’ equity	10,977	9,383	10,450	9,077	7,906

Additional Information:
Full-time employees at year-end	34,554	32,280	29,835	27,868	26,732
Full-time equivalent employees at year-end	37,800	35,733	33,067	30,900	29,581

_______________

(1)

In fiscal year 2002 $2,000 of contingent convertible debentures were issued to fund acquisitions. These contingent convertible debentures include repayment provisions that give holders the option to require the Company to repurchase the debentures (referred to as a put option) in specific periods. Twelve months prior to the put option for the debentures becoming exercisable, the remaining balance of the debentures will be classified as short-term borrowings in the consolidated balance sheets. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt in the consolidated balance sheets. Therefore, working capital and the current ratio are impacted by the periodic reclassification of these contingent convertible debentures. In fiscal years 2006 and 2004, the debentures were classified in short-term borrowings. See Note 7 to the consolidated financial statements.

(2)	Fiscal year 2004 consisted of 53 weeks, as compared to 52 weeks in all other fiscal years disclosed above. See Note 1 to the consolidated financial statements.

Price Range of Medtronic Stock

Fiscal Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
2007 High	$51.43	$50.93	$54.51	$54.58
2007 Low	46.86	42.47	48.33	48.67
2006 High	53.94	57.85	59.54	57.14
2006 Low	51.56	52.87	55.41	49.05

Prices are closing quotations. On June 25, 2007, there were approximately 53,600 shareholders of record of the Company’s common stock. The regular quarterly cash dividend was 11 cents per share for fiscal year 2007 and 9.625 cents per share for fiscal year 2006.