Form 10-K, Exhibit 13
period 2008-04-25
MEDTRONIC INC
filed 2008-06-24
CIK 64670

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Understanding Our Financial Information

The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Medtronic, Inc. (Medtronic or the Company). You should read this discussion and analysis along with our consolidated financial statements and related Notes thereto as of April 25, 2008 and April 27, 2007 and for each of the three fiscal years ended April 25, 2008, April 27, 2007, and April 28, 2006.

Organization of Financial Information Management’s discussion and analysis, presented on pages 2 to 31 of this report, provides material historical and prospective disclosures designed to enable investors and other users to assess our financial condition and results of operations.

The consolidated financial statements are presented on pages 34 to 77 of this report, and include the consolidated statements of earnings, consolidated balance sheets, consolidated statements of shareholders’ equity, consolidated statements of cash flows and the related Notes, which are an integral part of the consolidated financial statements.

Financial Trends    Throughout this financial information, you will read about transactions or events that materially contribute to or reduce earnings and materially affect financial trends. We refer to these transactions and events as either special (such as asset impairments), restructuring, certain litigation, and purchased in-process research and development (IPR&D) charges, or certain tax adjustments. These charges, or benefits, result from facts and circumstances that vary in frequency and/or impact to operations. While understanding these charges is important in understanding and evaluating financial trends, other transactions or events may also have a material impact on financial trends. A complete understanding of the special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments is necessary in order to estimate the likelihood that financial trends will continue.

Our fiscal year-end is the last Friday in April, and therefore, the total weeks in a fiscal year can fluctuate between fifty-two and fifty-three weeks. Fiscal years 2008, 2007, and 2006 consisted of fifty-two weeks.

Executive Level Overview

We are the global leader in medical technology - alleviating pain, restoring health, and extending life for millions of people around the world. During the first quarter of fiscal year 2008, we revised our operating segment reporting to combine our former Vascular and Cardiac Surgery businesses into the new CardioVascular operating segment. Additionally, the Navigation business was separated from Spinal for most of fiscal year 2008 and was reported as part of a stand-alone segment named Corporate Technologies and New Ventures. In the fourth quarter of fiscal year 2008, the decision was made to include the Navigation business as a component of the Ear, Nose and Throat (ENT) segment, which was renamed Surgical Technologies to reflect the expanding scope and focus of this business. As a result, the Company now functions in seven operating segments, consisting of Cardiac Rhythm Disease Management (CRDM), Spinal, CardioVascular, Neuromodulation, Diabetes, Surgical Technologies, and Physio-Control. The applicable information for fiscal years 2007 and 2006 has been reclassified to conform to the current presentation.

Through these seven operating segments, we develop, manufacture, and market our medical devices in more than 120 countries. Our primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes, and ear, nose, and throat conditions.

On November 2, 2007, we consummated our $4.203 billion acquisition of Kyphon Inc. (Kyphon) and it became our wholly owned subsidiary. Kyphon develops and markets medical devices designed to restore and preserve spinal function using minimally invasive technology. Kyphon’s primary products are used in balloon kyphoplasty for the treatment of spinal compression fractures caused by osteoporosis or cancer, and in the interspinous process decompression (IPD) procedure for treating the symptoms of lumbar spinal stenosis. It is expected that the acquisition of Kyphon will add to the growth of our existing Spinal business by extending its product offerings into some of the fastest growing product segments of the spine market, enabling us to provide physicians with a broader range of therapies for use at all stages of the care continuum. For the fiscal year ended April 25, 2008, Kyphon contributed $298 million of revenue to the Spinal business. See the “Acquisitions” section of this management’s discussion and analysis for further information.

Net earnings for the fiscal year ended April 25, 2008 were $2.231 billion, a $571 million, or 20 percent, decrease from net earnings of $2.802 billion for the fiscal year ended April 27, 2007. Diluted earnings per share were $1.95 and $2.41 for the fiscal years ended April 25, 2008 and April 27, 2007, respectively. Fiscal year 2008 net earnings include after-tax special, restructuring, IPR&D and certain litigation charges that decreased net earnings by $742 million and had a $0.65 impact on diluted earnings per share. Fiscal year 2007 net earnings include after-tax special, restructuring and certain litigation charges, and certain tax adjustments that increased net earnings by $5 million and had no net impact on diluted earnings per share. See further discussion of these charges/benefits in the “Special, Restructuring, Certain Litigation, and IPR&D Charges, and Certain Tax Adjustments” section of this management’s discussion and analysis. The fiscal year 2008 special, restructuring, IPR&D and certain litigation charges more than offset the positive earnings growth from core operations.

	Net Sales
	Fiscal Year
	2008	2007	% Change
(dollars in millions)
Cardiac Rhythm Disease Management	$4,963	$4,876	2%
Spinal	2,982	2,417	23
CardioVascular	2,131	1,909	12
Neuromodulation	1,311	1,183	11
Diabetes	1,019	863	18
Surgical Technologies	780	666	17
Physio-Control	329	385	(15)
Total Net Sales	$13,515	$12,299	10%

Net sales in fiscal year 2008 were $13.515 billion, an increase of 10 percent from the prior fiscal year. Foreign currency translation had a favorable impact of $400 million on net sales when compared to fiscal year 2007. The net sales increase in the current fiscal year was fortified by the addition of Kyphon to our Spinal business and led by organic double digit sales growth in the CardioVascular, Diabetes, Neuromodulation, and Surgical Technologies businesses. Growth outside the United States (U.S.) was also especially strong, where six of our seven operating segments had strong double digit growth rates. See our discussion in the “Net Sales” section of this management’s discussion and analysis for more information on the results of our significant operating segments.

We remain committed to our Mission of developing lifesaving and life enhancing therapies to alleviate pain, restore health, and extend life. The diversity and depth of our current product offerings enable us to provide medical therapies to patients worldwide. We will work to improve patient access through well planned studies, which show the cost-effectiveness of our therapies and our alliance with patients, clinicians, regulators, and reimbursement agencies. Our investments in research and development, strategic acquisitions, expanded clinical trials, and infrastructure provide the foundation for our growth. We are confident in our ability to drive long-term shareholder value using the principles of our Mission, our strong product pipelines, and continued commitment to innovative research and development.

Other Matters

On October 15, 2007, we announced the voluntary suspension of worldwide distribution of Sprint Fidelis (Fidelis) leads because of the potential for lead fractures at higher than anticipated rates. Leads are sophisticated “wires” that connect an electronic pulse generator to the heart and are the pathway for therapy delivery between the device and heart. The Fidelis leads are applicable to therapy delivery in defibrillators only, including implantable cardioverter defibrillators (ICDs) and cardiac resynchronization therapy – defibrillators (CRT-Ds). The decision to voluntarily suspend the worldwide distribution of the Fidelis lead was based on a variety of factors that, when viewed together, indicated a voluntary suspension was the appropriate action. Based on Medtronic’s extensive performance data, Fidelis lead viability was trending lower than Medtronic’s Sprint Quattro (Quattro) lead at 30 months after implant (97.7 percent Fidelis vs. 99.1 percent Quattro). This difference was not considered statistically significant; however, if the current lead fracture rates remain constant, it could become significant over time. We believed that given this performance trend, this suspension of worldwide distribution was in the patients’ best interests.

When we ceased selling Fidelis leads and asked customers to return their unused product, Fidelis leads represented approximately 75 percent of our high power lead manufacturing output with our Quattro leads representing the other 25 percent. We successfully transitioned our manufacturing back to the production of Quattro leads and, by the end of the third quarter of fiscal year 2008, had re-established sufficient internal inventory levels to meet customer demand. Even though we quickly re-established our internal inventory levels, we believe we missed selling opportunities in the second, third and fourth quarters of fiscal year 2008 due to the voluntary suspension of worldwide distribution of Fidelis leads, the lack of a single coil lead, and the lack of an approved lead in Japan for most of the third quarter of fiscal year 2008. In January 2008, we were able to begin selling our Quattro lead in Japan after receiving both regulatory and reimbursement approvals.

On December 4, 2006, we announced our intention to pursue a spin-off of Physio-Control into an independent, publicly traded company. Physio-Control is our wholly-owned subsidiary that offers external defibrillators, emergency response systems, data management solutions, and support services used by hospitals and emergency response personnel. However, shortly thereafter, in January 2007, we announced a voluntary suspension of U.S. shipments of Physio-Control products manufactured at our facility in Redmond, Washington in order to address quality system issues. In the months following the suspension of U.S. shipments, we worked diligently with the U.S. Food and Drug Administration (FDA) to address the quality system issues and resumed limited shipments to critical need customers. As a result of the work performed to date, on April 28, 2008, we announced that we had reached an agreement on a consent decree with the FDA regarding quality system improvements for our external defibrillator products. The agreement was filed on April 25, 2008 in the U.S. District Court for the Western District of Washington and was approved by the court on May 9, 2008. The agreement addresses issues raised by the FDA during inspections regarding Physio-Control’s quality system processes and outlines the actions Physio-Control must take in order to resume unrestricted distribution of our external defibrillators. Following the resolution of the quality system issues, we intend to pursue the spin-off of Physio-Control.

Critical Accounting Estimates

We have adopted various accounting policies to prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). Our most significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

The preparation of our consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, property, plant and equipment, asset impairment, legal proceedings, IPR&D, warranty obligations, product liability, self-insurance, pension and post-retirement obligations, stock-based compensation, sales returns and discounts, valuation of equity and debt securities, and income tax reserves are updated as appropriate, which in most cases is at least quarterly. We base our estimates on historical experience, actuarial valuations, or various assumptions that are believed to be reasonable under the circumstances.

Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the accounting estimates are made and (2) material changes in the estimates are reasonably likely to occur from period to period. Our critical accounting estimates include the following:

Legal Proceedings   We are involved in a number of legal actions involving both product liability and intellectual property disputes. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, that could require significant expenditures or result in lost revenues. In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies,” (SFAS No. 5) we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is possible, but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in Note 15 to the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. Our significant legal proceedings are discussed in Note 15 to the consolidated financial statements. While it is not possible to predict the outcome for most of the matters discussed in Note 15 to the consolidated financial statements, we believe it is possible that costs associated with them could have a material adverse impact on our consolidated earnings, financial position or cash flows on any one interim or annual period. With the exception of the Cordis, Marquis, and Kyphon matters, negative outcomes for the balance of the litigation matters discussed in Note 15 to the consolidated financial statements are not considered probable or cannot be reasonably estimated.

Tax Strategies   Our effective tax rate is based on income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may or may not prevail. These reserves are established and adjusted in accordance with the principles of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN No. 48). Under this Interpretation, if we determine that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50 percent likely of being realized upon settlement. We presume that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. We regularly monitor our tax positions and FIN No. 48 tax liabilities. We reevaluate the technical merits of our tax positions and recognize an uncertain tax benefit, or derecognize a previously recorded tax benefit, when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance, or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves. Although we believe that we have adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on our effective tax rate in future periods.

In the event there is a special, restructuring, certain litigation and/or IPR&D charge recognized in our operating results, the tax cost or benefit attributable to that item is separately calculated and recorded. Because the effective rate can be significantly impacted by these discrete items that take place in the period, we often refer to our tax rate using both the effective rate and the non-GAAP nominal tax rate. The non-GAAP nominal tax rate is defined as the income tax provision as a percentage of taxable income, excluding special, restructuring, certain litigation, and IPR&D charges. We believe that this resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of these discrete items so that investors can compare our recurring results over multiple periods.

Tax regulations require certain items to be included in the tax return at different times than when those items are required to be recorded in the consolidated financial statements. As a result, our effective tax rate reflected in our consolidated financial statements is different than that reported in our tax returns. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our consolidated statements of earnings. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent tax expense recognized in our consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on our tax return but has not yet been recognized as an expense in our consolidated statements of earnings.

The Company’s overall tax rate including the tax impact on special, restructuring, certain litigation, and IPR&D charges has resulted in an effective tax rate of 22.7 percent for fiscal year 2008. Excluding the impact of these items, our operational and tax strategies have resulted in a non-GAAP nominal tax rate of 21.0 percent versus the U.S. statutory rate of 35.0 percent. An increase in our nominal tax rate of 1.0 percent would result in an additional income tax provision for the fiscal year ended April 25, 2008 of approximately $38 million. See discussion of the tax rate in the “Income Taxes” section of the management’s discussion and analysis.

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

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of the acquired businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstances or the occurrence of events suggest that the carrying amount may be impaired.

The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows. Goodwill was $7.519 billion and $4.327 billion as of April 25, 2008 and April 27, 2007, respectively.

Other intangible assets consist primarily of purchased technology, patents, and trademarks and are amortized using the straight-line or accelerated method, as appropriate, over their estimated useful lives, ranging from 3 to 20 years. As of April 25, 2008, all of our intangible assets are definite lived and amortized on a straight-line basis. We review these intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Other intangible assets, net of accumulated amortization, were $2.193 billion and $1.433 billion as of April 25, 2008 and April 27, 2007, respectively.

Net Sales

The table below illustrates net sales by product line and operating segment for fiscal years 2008, 2007, and 2006:

	Net Sales			Net Sales
	Fiscal year			Fiscal year
(dollars in millions)	2008	2007	% Change	2007	2006	% Change
Pacing Systems	$2,008	$1,895	6%	$1,895	$1,795	6%
Defibrillation Systems	2,897	2,917	(1)	2,917	2,932	(1)
Other	58	64	(9)	64	67	(4)
CARDIAC RHYTHM DISEASE MANAGEMENT	4,963	4,876	2	4,876	4,794	2
Core Spinal	1,869	1,713	9	1,713	1,566	9
Biologics	815	704	16	704	570	24
Kyphon	298	—	N/A	—	—	N/A
SPINAL	2,982	2,417	23	2,417	2,136	13
Coronary Stents	710	560	27	560	366	53
Other Coronary/Peripheral	408	386	6	386	357	8
Endovascular	285	259	10	259	216	20
Revascularization and Surgical Therapies	431	417	3	417	401	4
Structural Heart Disease	297	287	3	287	263	9
CARDIOVASCULAR	2,131	1,909	12	1,909	1,603	19
Neuro Implantables	1,069	962	11	962	833	15
Gastroenterology and Urology	242	221	10	221	183	21
NEUROMODULATION	1,311	1,183	11	1,183	1,016	16
DIABETES	1,019	863	18	863	722	20
Core ENT	323	278	16	278	266	5
Neurologic Technologies	298	261	14	261	235	11
Navigation	159	127	25	127	108	18
SURGICAL TECHNOLOGIES	780	666	17	666	609	9
PHYSIO-CONTROL	329	385	(15)	385	412	(7)
TOTAL	$13,515	$12,299	10%	$12,299	$11,292	9%

In fiscal years 2008 and 2007, net sales were favorably impacted by foreign currency translation of $400 million and $166 million, respectively. The primary exchange rate movements that impact our consolidated net sales growth are the U.S. dollar as compared to the Euro and the Japanese Yen. The impact of foreign currency fluctuations on net sales is not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and our hedging activities. See the “Market Risk” section of this management’s discussion and analysis and Note 8 to the consolidated financial statements for further details on foreign currency instruments and our related risk management strategies.

Forward-looking statements are subject to risk factors (see “Risk Factors” set forth in our Form 10-K).

Cardiac Rhythm Disease Management CRDM products consist primarily of pacemakers, implantable defibrillators, leads, ablation products, electrophysiology catheters, insertable cardiac monitors, and information systems for the management of patients with our devices. CRDM fiscal year 2008 net sales grew by 2 percent from the prior fiscal year to $4.963 billion. Foreign currency translation had a favorable impact on net sales of approximately $160 million when compared to the prior fiscal year.

Defibrillation Systems net sales of $2.897 billion for fiscal year 2008 decreased 1 percent as compared to fiscal year 2007. The decrease in net sales is the result of sales declines in the U.S., offset by sales growth outside the U.S. Global sales were driven by the Virtuoso ICD and the Concerto CRT-D. Both of these devices feature Conexus wireless technology which allows for remote transfer of patient data and enables communication remotely between the implanted device and programmer at the time of implant, during follow-up in a clinician’s office, or remotely using a patient home monitor. Net sales from Defibrillation Systems in the U.S. were $1.955 billion, a decrease of 6 percent in comparison to the prior year. The decrease in U.S. Defibrillation Systems net sales in fiscal year 2008 is primarily the result of the suspension of worldwide distribution of the Fidelis lead. See the discussion in the “Other Matters” section of this management’s discussion and analysis for further information on the suspension of worldwide distribution of the Fidelis lead. Although the U.S. Defibrillation Systems market appears to have stabilized from the impact of the Fidelis lead issue, in the fourth quarter of fiscal year 2008 the rebound was not enough to offset the negative impact that the Fidelis lead issue had in the second and third quarters of fiscal year 2008. Outside the U.S., net sales from Defibrillation Systems were $942 million, an increase of 13 percent over the prior fiscal year. This growth is partially driven by favorable foreign currency translation as compared to the prior year, but is principally the result of strong market acceptance of the Virtuoso ICD and Concerto CRT-D. Outside the U.S. net sales were also impacted by the Fidelis lead issue. In particular, for most of the third quarter, we did not have an approved high power lead on the market in Japan, and as of the close of the fourth quarter we still do not have an approved single coil lead, which is a more popular lead design in certain Western European markets.

Pacing Systems net sales for fiscal year 2008 increased by 6 percent over the prior fiscal year to $2.008 billion. The increase in the current fiscal year is attributable primarily to continued worldwide acceptance of the Adapta family of pacemakers, including the Adapta, Versa, and Sensia models, which were launched in the U.S. in the second quarter of fiscal year 2007 and have been available outside the U.S. since late fiscal year 2006. The Adapta family of pacemakers incorporates an array of automatic features to help physicians improve pacing therapy and streamline the patient follow-up process, potentially minimizing the amount of time spent in a physician’s office. Adapta offers Managed Ventricular Pacing, or MVP, which is an atrial based pacing mode that significantly reduces unnecessary pacing in the right ventricle while providing the safety of a dual chamber backup if necessary. Clinical studies have suggested that reducing this unnecessary pacing in the right ventricle may decrease the risk of developing heart failure and atrial fibrillation, a potentially life-threatening irregular heartbeat. Net sales from Pacing Systems in the U.S. were $940 million, an increase of 1 percent. The revenue growth in the U.S. was slowed in the second and third quarters of fiscal year 2008 by the suspension of worldwide distribution of the Fidelis lead, as our field organization focused their efforts on serving Fidelis customers and patients. Outside the U.S., net sales from Pacing Systems were $1.068 billion, an increase of 11 percent over the prior fiscal year due primarily to foreign currency translation which had an $86 million favorable impact on net sales outside the U.S.

Fiscal year 2008 Defibrillation and Pacing Systems sales also benefited from the continued acceptance of the Medtronic CareLink Service. The Medtronic CareLink Service enables clinicians to review data about implanted cardiac devices in real time and access stored patient and device diagnostics through a secure Internet website. The data, which is comparable to information provided during an in-clinic device follow-up, provides the patient’s medical team with a comprehensive view of how the device and patient’s heart are operating. Today, over 250,000 patients are being monitored through Medtronic’s CareLink Service worldwide, up from approximately 124,000 patients being monitored a year ago.

CRDM fiscal year 2007 net sales grew by 2 percent from the prior fiscal year to $4.876 billion. Foreign currency translation had a favorable impact on net sales of approximately $70 million when compared to the prior fiscal year.

Defibrillation Systems net sales of $2.917 billion for fiscal year 2007 decreased 1 percent as compared to fiscal year 2006. This slight decrease was the result of sales declines in the U.S., offset by strong sales growth outside the U.S. Net sales from Defibrillation Systems in the U.S. were $2.082 billion, a decrease of 9 percent. The decrease in U.S. Defibrillation Systems net sales in fiscal year 2007 was primarily the result of a decline in the U.S. ICD market. Outside the U.S., net sales from Defibrillation Systems were $835 million, an increase of 29 percent over the prior fiscal year, driven by the Virtuoso ICD and the Concerto CRT-D.

Pacing Systems net sales for fiscal year 2007 increased by 6 percent over fiscal year 2006 to $1.895 billion. The increase was attributable primarily to increased market share in a pacing market that experienced low single digit growth. Instrumental in the increase in sales over fiscal year 2006 was the Adapta family of pacemakers, including the Adapta, Versa, and Sensia models, which were launched in the U.S. in the second quarter of fiscal year 2007 and experienced a full year of sales outside the U.S.

Fiscal year 2007 Defibrillation and Pacing Systems sales also benefited from the continued acceptance of the Medtronic CareLink Service, as over 124,000 patients were being monitored through Medtronic’s CareLink Service worldwide, up from approximately 70,000 patients being monitored a year ago.

Looking ahead, we expect our CRDM operating segment should benefit from the following:

•

The future acceptance upon launch of our new Vision 3D portfolio, which will comprise a full line of ICDs, CRT-Ds, pacemakers and cardiac resynchronization therapy-pacemakers (CRT-Ps) to address the needs of patients with arrhythmias, heart failure and those at risk of sudden cardiac arrest. The Secura ICD and the Consulta CRT-D, the portfolio’s first ICD and CRT-D devices, are expected to be commercially available in the coming months. Vision 3D is our first generation device with a common platform across ICDs, CRT-Ds and pacing systems. Additionally, these products provide enhanced follow-up and automaticity features and create meaningful manufacturing synergies. We will continue to develop our industry leading product portfolio to meet the medical needs of our patients.

•

The future acceptance of our single coil Quattro lead, which we expect to launch in markets around the world in the first quarter of fiscal year 2009. Some physicians prefer a single coil lead, particularly physicians in certain Western European countries. We believe the future availability of this product will help us to further recover from the impact of the Fidelis lead issue.

•	Continued acceptance of the Adapta family of pacemakers, including the Adapta, Versa, and Sensia models.

•

Continued expansion of the Medtronic CareLink Service, available on both the Pacing and Defibrillator platforms in the U.S., Canada, and Western Europe, and beginning in the fourth quarter of fiscal year 2008, on a pilot basis in Japan and Australia. We believe Medtronic CareLink Service continues to drive physician preference for our products.

•

The future launch and acceptance of the EnRhythm MRI SureScan pacing system (EnRhythm MRI). EnRhythm MRI will be the first pacemaker system to be developed and tested specifically for safe use in Magnetic Resonance Imaging (MRI) machines under specified scanning conditions. EnRhythm MRI is designed to address and mitigate interactions between the pacing system and the magnetic resonance environment.

Our growth in CRDM has been and will continue to be contingent upon continued market growth and our ability to maintain our market position.

Spinal Spinal products include thoracolumbar, cervical, and interbody spinal devices, bone growth substitutes, and devices for vertebral compression fractures and spinal stenosis. Spinal net sales for fiscal year 2008 increased by 23 percent from the prior fiscal year to $2.982 billion. Foreign currency translation had a favorable impact on net sales of $44 million when compared to the prior fiscal year. The growth in fiscal year 2008 was primarily driven by the November 2, 2007 close of the acquisition of Kyphon, which generated revenue of $298 million during the fiscal year.

Core Spinal net sales for fiscal year 2008 were $1.869 billion, an increase of 9 percent from the prior fiscal year. Growth in the period was primarily based on continued acceptance of our products for the thoracolumbar and cervical sections of the spine. Net sales in fiscal year 2008 were hampered by the trend of small companies increasing their presence and placing pressure on the Core Spinal market. Today, there are over 200 small physician owned companies competing in the marketplace. Thoracolumbar net sales growth for fiscal year 2008 was driven by net sales of the CD HORIZON LEGACY family of products (CD HORIZON) and the CAPSTONE Vertebral Body Spacer (CAPSTONE) outside the U.S., net sales of the VERTE-STACK CRESCENT Vertebral Body Spacer (CRESCENT) for thoracolumbar stabilization in the U.S., and worldwide net sales growth of the Lumbar Dynamic platform of products. CD HORIZON is the most comprehensive system on the market today, and is designed to provide procedural solutions for degenerative, deformity, or trauma applications using color coded implants and ergonomic instrumentation. The CAPSTONE and CRESCENT are minimal access devices and techniques designed to replace and restore vertebral height in the thoracolumbar spine. The growth of our Lumbar Dynamic platform of products, which allow some range in motion as compared to our fixed stabilization devices, was driven by demand for our PEEK Rod System in the U.S. and DIAM System outside the U.S. The growth in net sales in our cervical products during the fiscal year was led by the continued acceptance of the VERTEX Max Reconstruction System for cervical stabilization outside the U.S.

Biologics net sales for fiscal year 2008 increased 16 percent from the prior fiscal year to $815 million. This increase was primarily driven by continued strong acceptance of INFUSE Bone Graft in the U.S. INFUSE Bone Graft contains a recombinant human bone morphogenetic protein, or rhBMP-2, that induces the body to grow its own bone, eliminating the need for a painful second surgery to harvest bone from elsewhere in the body. In addition to FDA approval for use of INFUSE Bone Graft for spinal fusion, we received FDA approval to use INFUSE Bone Graft for the treatment of certain types of acute, open fractures of the tibial shaft in fiscal year 2005, and for certain oral maxillofacial and dental regenerative bone grafting procedures late in fiscal year 2007. Additionally, although on a smaller base, we have continued to experience strong fiscal year 2008 growth in the sales of InductOs Bone Graft, the outside the U.S. equivalent of INFUSE Bone Graft.

Kyphon, which was acquired on November 2, 2007, had net sales of $298 million for fiscal year 2008 that were driven by continued acceptance of balloon kyphoplasty procedures for treating vertebral compression fractures and acceptance of Kyphon’s interspinous products for treating lumbar spinal stenosis. Balloon kyphoplasty, using Kyphon instruments, is presently used primarily by spine specialists, including orthopedic surgeons and neurosurgeons, interventional radiologists and interventional neuroradiologists, who repair compression fractures of the spine through minimally invasive spine surgeries. Kyphon’s interspinous products for treating lumbar spinal stenosis include the commercially available X-STOP IPD technology available in both the U.S. and outside the U.S. and Aperius PercLID available outside the U.S.

Spinal net sales for fiscal year 2007 increased by 13 percent from the prior fiscal year to $2.417 billion, driven by solid growth across our entire portfolio of product offerings. Foreign currency translation had a favorable impact of $7 million on net sales when compared to the prior fiscal year. Core Spinal net sales were $1.713 billion, a 9 percent increase over the prior fiscal year, based on continual acceptance of our CD HORIZON LEGACY Spinal System family of products, strong growth in our minimal access technology platforms, and an increase in dynamic stabilization product sales outside of the U.S., led by the DIAM System. CD HORIZON SEXTANT II, a percutaneous lumbar fixation system with minimal access technologies that reduce procedural steps, was the main driver of the growth in the minimal access technology portfolio. Other revenue growth drivers in Core Spinal were CAPSTONE and CRESCENT, and the VERTEX Max Reconstruction System which is used to stabilize the complex junction between the flexible cervical and rigid thoracic spine. Biologics net sales were $704 million in fiscal year 2007, a 24 percent increase over the prior year, based on continued strong acceptance of INFUSE Bone Graft. In the Spinal market, the trend has been that small companies continue to increase their presence in the U.S., putting pressure on the market.

Looking ahead, we expect our Spinal operating segment should benefit from the following:

•	Continued acceptance of our products for stabilization of the thoracolumbar and cervical sections of the spine, including the CD HORIZON LEGACY 5.5 and the VERTEX Max Reconstruction System.

•	Continued acceptance of the INFUSE Bone Graft for spinal fusion and certain types of acute, open tibia fractures.

•

Future launch of the extra small and double extra small INFUSE kits for use in Spinal and oral maxillofacial procedures. We received FDA approval to market these two smaller kit sizes in April 2008, and they are expected to be available for clinical use in June 2008. These smaller kits should help to continue the strong growth that we have experienced to date by expanding the potential user population.

•

Continued growth in the acceptance of our PRESTIGE Cervical Disc System for dynamic stabilization, which received FDA approval on July 16, 2007 and was launched in the U.S. at the end of the first quarter of fiscal year 2008. We continue to train surgeons in the use of this product, and are encouraged by the steady progress we are making with reimbursement agencies for coverage.

•

Continued acceptance of our Lumbar dynamic platform of products including the PEEK Rod System in the U.S. and the DIAM System outside the U.S. combined with continued acceptance of Kyphon’s X-Stop IPD system and the Aperius PercLID, for the treatment of mild to moderate lumbar spinal stenosis.

•

Continued acceptance of the Kyphon instruments for use in balloon kyphoplasty. The acquisition of Kyphon is expected to add to the growth of our existing Spinal business by extending our product offerings into some of the fastest growing product segments of the spine market, enabling us to provide physicians with a broader range of therapies for use at all stages of the care continuum.

CardioVascular   CardioVascular products consist of coronary and peripheral stents and related delivery systems, endovascular stent graft systems, heart valve replacement technologies and tissue ablation systems, and open heart and coronary bypass grafting surgical products. CardioVascular net sales for fiscal year 2008 increased 12 percent from the prior fiscal year to $2.131 billion. Foreign currency translation had a favorable impact of $101 million on net sales when compared to the prior fiscal year.

Coronary Stent and Other Coronary/Peripheral net sales increased 18 percent in comparison to the prior fiscal year to $1.118 billion. The growth in Coronary Stent and Other Coronary/Peripheral net sales was primarily a result of the successful launch of the Endeavor drug-eluting stent (Endeavor) in the U.S., strong sales of Endeavor and the Endeavor Resolute drug-eluting stent (Endeavor Resolute) outside the U.S., and continued acceptance of the Driver family of bare metal stents. Although the market for stents and drug-eluting stents has declined, Endeavor and Endeavor Resolute continue to benefit from favorable safety and efficacy data, along with their ease of delivery. Endeavor, which was commercially released in the U.S. in February 2008, generated net sales of $81 million. Outside the U.S., Endeavor and Endeavor Resolute generated net sales of $337 million in fiscal year 2008, an increase of 12 percent over the prior year. Endeavor Resolute received CE Mark approval in October 2007 and is currently available in more than 100 countries. We also recognized net sales of $292 million in fiscal year 2008 from the Driver family of bare metal stents, which experienced strong growth in the U.S. as a result of reduced penetration of drug-eluting stents in the U.S. marketplace. The Driver bare metal stent, which is also the base stent used in Endeavor and Endeavor Resolute, is a cobalt-chromium coronary stent which has thinner struts and provides greater maneuverability in placing the stent.

Endovascular fiscal year 2008 net sales grew 10 percent when compared to the prior fiscal year. Growth in the Endovascular business was driven in part by net sales of the Talent AAA Stent Graft System and the Valiant Thoracic Stent Graft System outside the U.S. The Valiant Thoracic Stent Graft System is a next-generation stent graft used for the minimally invasive repair of the thoracic aorta, the body’s largest artery, for several disease states including aneurysms, penetrating ulcers, acute or chronic dissections, and contained or traumatic ruptures. Net sales in the U.S. decreased in fiscal year 2008 as compared to the prior fiscal year as a result of a voluntary field action on the AneuRx AAAdvantage Stent Graft System that required physician and patient notification of a product packaging issue. As of the end of the fiscal year, both of these issues have been corrected and we expect to return to growth in the U.S. market.

Revascularization and Surgical Therapies net sales for fiscal year 2008 were $431 million, an increase of 3 percent in comparison to the prior fiscal year. The increase is the result of net sales growth outside the U.S., which increased 13 percent primarily from sales of our cannulae and beating heart products. The strong growth outside the U.S. was partially offset by a decrease in net sales in the U.S.

Structural Heart Disease net sales grew 3 percent in comparison to the prior fiscal year to $297 million. The increase in net sales for the fiscal year was driven by net sales outside the U.S., which offset slightly negative growth in the U.S. Net sales growth outside the U.S. was driven by sales of our Mosaic and Mosaic Ultra tissue values and our Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System. The growth outside the U.S. was tempered by the suspension of sales of the Advantage mechanical heart valve in the first quarter of fiscal year 2008. The Advantage valve was reintroduced to the market during the third quarter of fiscal year 2008. The Mosaic and Mosaic Ultra tissue valves incorporate several design features to facilitate implantation and improve durability. The Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System provide a catheter-based approach to pulmonic valve replacement for patients with congenital heart defects, with the goal of reducing the invasiveness and risk associated with pulmonic valve replacement.

CardioVascular net sales for fiscal year 2007 increased 19 percent from the prior fiscal year to $1.909 billion. Foreign currency translation had a favorable impact of $43 million on net sales when compared to the prior fiscal year.

Coronary Stent and Other Coronary/Peripheral net sales for fiscal year 2007 increased 31 percent in comparison to the prior fiscal year to $946 million. The growth in Coronary Stent and Other Coronary/Peripheral net sales was primarily a result of the commercial availability of Endeavor outside the U.S. for a full fiscal year and further acceptance of the Driver family of bare metal stents. Endeavor, which generated revenue of $300 million in fiscal year 2007, was then commercially released in over 100 countries outside the U.S. We recognized revenue of $260 million in fiscal year 2007 from the Driver family of bare metal stents, which experienced strong growth in the U.S. as a result of reduced penetration of drug-eluting stents in the U.S. marketplace.

Endovascular fiscal year 2007 net sales grew 20 percent when compared to the prior fiscal year. Growth in the Endovascular business was driven by the successful U.S. launch of the market-leading AneuRx AAAdvantage Stent Graft System, which is used to treat abdominal aortic aneurysms (AAA), and increased sales of the Valiant Thoracic Stent Graft System outside the U.S.

Revascularization and Surgical Therapies net sales for fiscal year 2007 were $417 million, an increase of 4 percent in comparison to the prior fiscal year, led by net sales of our cannulae and cardiopulmonary products outside the U.S.

Structural Heart Disease net sales grew 9 percent in fiscal year 2007 in comparison to the prior fiscal year to $287 million. The increase in net sales for the fiscal year was driven by sales of our Mosaic and Mosaic Ultra tissue values as well as sales of the Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System outside the U.S.

Looking ahead, we expect our CardioVascular operating segment should benefit from the following:

•

Continued acceptance of Endeavor, which was launched in the U.S. market in February 2008. Endeavor is the first new drug-eluting stent approved for use in the U.S. market in over four years and offers a unique and beneficial safety and efficacy profile for treating patients with coronary artery disease. Additionally, we anticipate receiving regulatory approval and launching Endeavor in Japan in the second half of fiscal year 2009.

•

Continued acceptance of Endeavor Resolute in markets outside the U.S. Endeavor Resolute combines the proven drug and stent components of Endeavor with Biolinx, a proprietary biocompatible polymer specifically engineered for drug eluting stent use. Biolinx facilitates the elongation of Zotarolimus elution while providing excellent biocompatibility. The design goal of Endeavor Resolute is enhanced safety and efficacy in the most complex lesions and patients.

•

Continued acceptance of our Sprinter Legend Semicompliant Rapid Exchange Balloon Dilation Catheter for use in coronary angioplasty procedures. We received CE Mark approval and initiated a November 2007 launch in markets outside the U.S. The Sprinter Legend Balloon incorporates revolutionary Zerofold technology which enables an exceptionally low profile with no wrapped material and no balloon shoulders. This design assists our customers in addressing their most difficult technical challenges.

•

Further acceptance of the Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System, which received CE Mark approval for commercial sale in October 2006. A feasibility study to evaluate the use of the Medtronic Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System in the U.S. was initiated in February 2007 and enrollment was completed in September 2007.

•

Future acceptance of the Talent AAA Stent Graft System in the U.S. market and our anticipated entry into the U.S. and Japanese thoracic stent graft markets. The Talent AAA Stent Graft System received FDA approval in April 2008 and is anticipated to be commercially available in June 2008. We received FDA approval of the Talent Thoracic stent graft in June 2008, and we anticipate Japanese approval of the Talent Thoracic stent graft in the third quarter of fiscal year 2009.

•

Continued acceptance and sales growth outside the U.S. with future acceptance of our next generation Endurant AAA stent graft and continued acceptance of the Valiant Thoracic Stent Graft System. The first-in-human trial for the new Endurant AAA stent graft in Western Europe was completed in April 2008. We anticipate CE mark approval of the Endurant AAA stent graft in the second half of calendar year 2008.

Neuromodulation   Neuromodulation products consist of therapeutic and diagnostic devices, including implantable neurostimulation systems, implantable drug delivery devices, and urology and gastroenterology products. Neuromodulation net sales for fiscal year 2008 increased 11 percent from the prior fiscal year to $1.311 billion. Foreign currency translation had a favorable impact of $32 million on net sales when compared to the prior fiscal year. In the third quarter of fiscal year 2007, we divested our Urology diagnostics product line and in the first quarter of fiscal year 2008 we completed the divestiture of our Gastroenterology and Neurological diagnostics product lines. The loss of these product lines had a negative net sales growth impact of 4 percent for fiscal year 2008.

Neuro Implantables is comprised of two product lines: Pain Management and Movement Disorders. Net sales from Neuro Implantables for treating pain and movement disorders were $1.069 billion, an increase of 11 percent over the prior period. The growth was driven by key products in Pain Management including RestoreULTRA, RestoreADVANCED and PrimeADVANCED neurostimulation systems for pain management, our SynchroMed II drug delivery pump, and our surgical lead for spinal cord stimulation, the Specify 5-6-5. RestoreULTRA, which was launched in March 2008, is our next generation rechargeable neurostimulator with advanced programming capabilities and is the smallest and thinnest 16-electrode neurostimulator on the market. Movement Disorder revenue was driven by growth in worldwide net sales of Activa Deep Brain Stimulation (DBS) Therapy. Activa DBS Therapy is used for the treatment of common movement disorders including Parkinson’s disease, essential tremor and dystonia.

Net sales of Gastroenterology and Urology products increased 10 percent over fiscal year 2007 to $242 million. The growth in Gastroenterology and Urology was led by net sales of our InterStim II product, which experienced its first full fiscal year on the market, and was partially offset by the impact of the divestitures of the Gastroenterology and Urology diagnostic product lines. InterStim II for the treatment of overactive bladder and urinary incontinence was launched in the second quarter of fiscal year 2007, and the smaller design has been widely accepted.

Neuromodulation net sales for fiscal year 2007 increased 16 percent from the prior fiscal year to $1.183 billion. Foreign currency translation had a favorable impact of $16 million on net sales when compared to the prior fiscal year. The increase in sales was driven by strong growth of both Neuro Implantables and Gastroenterology and Urology sales.

Net sales from Neuro Implantables were $962 million, an increase of 15 percent over the prior period. The growth in Neuro Implantables was driven by key products including RestoreADVANCED, PrimeADVANCED and Activa DBS Therapy. Fiscal year 2007 revenue for Neuro Implantables also benefited from increased sales of our SynchroMed II drug delivery pump.

Net sales of Gastroenterology and Urology products increased 21 percent over fiscal year 2006 to $221 million. The growth in Gastroenterology and Urology was led by sales of our InterStim product line and our PROSTIVA product line for the treatment of an enlarged prostate.

Looking ahead, we expect our Neuromodulation operating segment should benefit from the following:

•

Continued acceptance of RestoreULTRA, our next generation rechargeable neurostimulator with advanced programming capabilities and smaller device size, which was launched in the fourth quarter of fiscal year 2008. RestoreULTRA is the smallest and thinnest 16-electrode rechargeable neurostimulator on the market and offers an innovative patient programmer that gives patients the ability to customize their pain control.

•

Continued acceptance of our surgical lead, the Specify 5-6-5 with Durable Electrode Technology, which was launched in the first quarter of fiscal year 2008. The Specify 5-6-5 surgical lead offers exclusive advantages and electrode programming patterns when used with our neurostimulators. Additionally, we anticipate the launch of the Specify 2x8 surgical lead in the first half of fiscal year 2009.

•

Continued acceptance of our Activa DBS Therapy for the treatment of common movement disorders. We continue to educate neurologists and the patient population on the benefits that our Activa DBS Therapy offers them. Additionally, we look forward to the anticipated launch of Activa PC and RC, our next generation neurostimulators. Activa PC is a primary cell and Activa RC will be the therapy’s first rechargeable device. We anticipate launch of Activa RC in the second half of fiscal year 2009.

Diabetes   Diabetes products consist of external insulin pumps and related consumables, continuous glucose monitoring systems, and subcutaneous glucose sensors. Diabetes net sales in fiscal year 2008 increased 18 percent over the prior fiscal year to $1.019 billion. Foreign currency translation had a favorable impact of $29 million on net sales when compared to the prior fiscal year.

External pump sales for fiscal year 2008 were $448 million, representing growth of 15 percent over the prior fiscal year. This increase reflects strong worldwide market acceptance of the Paradigm REAL-Time sensor-augmented pump system that integrates continuous glucose monitoring and insulin pump functionality. The sales increase of 41 percent outside the U.S. was especially strong, driven by growth in the markets in which we recently launched the Paradigm Real-Time system. The strong growth outside the U.S. was offset by slowed growth in the U.S., as we experienced a modest slowdown in replacement business given the timing of upgrades to our latest technology. Net sales of Consumables, including glucose sensors and other monitoring equipment, during fiscal year 2008 were $571 million, an increase of 20 percent. Net sales of infusion sets outside the U.S., in correlation with our strong pump growth, fueled the growth in Consumables.

Diabetes net sales in fiscal year 2007 increased 20 percent over the prior fiscal year to $863 million. Foreign currency translation had a favorable impact of $13 million on net sales when compared to the prior fiscal year.

External pump sales for fiscal year 2007 were $389 million, representing growth of 32 percent over the prior fiscal year. This increase reflects strong worldwide market acceptance of the Paradigm REAL-Time sensor-augmented pump system. Net sales of Consumables, including glucose monitoring system and sensor products and other equipment, during fiscal year 2007 were $474 million, an increase of 11 percent.

Looking ahead, we expect our Diabetes operating segment should benefit from the following:

•	Continued acceptance from both physicians and patients of the Paradigm REAL-Time sensor-augmented pump system, which integrates continuous glucose monitoring and insulin pump functionality.

•

Continued acceptance of the Guardian REAL-Time System, our personal-use Continuous Glucose Monitoring System (CGMS) for diabetes management. The Guardian REAL-Time System is a stand alone glucose monitoring system that provides patients with real-time glucose trend graphs and predictive alarms informing them when their glucose levels become too high or too low, enabling better management of diabetes.

•

Future acceptance and customer preference for Medtronic products due to the alliances with LifeScan, Inc. (LifeScan), a Johnson & Johnson company, and Bayer Diabetes Care (Bayer), a member of the Bayer group, which we announced on August 21, 2007. The alliances reached with Lifescan (for the U.S. market) and Bayer (for markets outside the U.S.) provide for the distribution and marketing of blood glucose meters that communicate with Medtronic’s insulin pumps. These alliances provide our customers an integrated solution for managing diabetes, thereby improving the quality of life and ease of use. We launched our co-developed blood glucose meters with Bayer and LifeScan in February 2008 and April 2008, respectively.

•	Improved reimbursement for insulin pumps in certain international markets and for continuous glucose monitoring in both the U.S. and certain international markets.

•

Completion of the first user evaluation of a partially-closed loop system in the United Kingdom and the Netherlands. The study represents the first time patients with diabetes have been able to use a low-glucose suspend feature, the development of which is considered by many in the industry to be a major advance towards a closed-loop diabetes management system.

Surgical Technologies   Surgical Technologies products are used to treat conditions of the ear, nose, and throat, and certain neurological disorders. Additionally, we manufacture and sell image-guided surgery systems. Our portfolio consists of powered tissue-removal systems and other microendoscopy instruments, implantable devices, nerve monitoring systems, disposable fluid-control products, a Ménière’s disease therapy device, hydrocephalus shunt devices, external drainage systems, cranial fixation devices, neuroendoscopes, dura repair products, and image-guided surgery systems. Surgical Technologies net sales for fiscal year 2008 increased by 17 percent over the prior fiscal year to $780 million. Foreign currency translation had a favorable impact of $20 million on net sales when compared to the prior fiscal year.

Core ENT net sales grew 16 percent to $323 million in fiscal year 2008 led by strong growth of sales outside the U.S. of the Straightshot M4 Microdebrider and endoscopy sales. In the U.S., there was an increase in net sales of our Image Guided Surgery Systems which was partially due to the launch of the Fusion EM IGS System for use in sinus surgical procedures. Fusion EM IGS is an electromagnetic-based image-guided surgery product that will avoid “line of sight constraints” of optical systems. Net sales of monitoring disposables also experienced strong worldwide growth.

Neurologic Technologies net sales grew 14 percent to $298 million in fiscal year 2008. The primary drivers of growth in Neurologic Technologies were continued acceptance of high-speed powered surgical drill systems, including the EHS Stylus system.

Navigation net sales for fiscal year 2008 increased 25 percent from the prior fiscal year to $159 million based on strong U.S. net sales of the O-arm Imaging Systems, a multi-dimensional surgical imaging platform that is optimized for use in spine and orthopedic surgery, and increased global service revenue.

Surgical Technologies net sales for fiscal year 2007 increased by 9 percent over the prior fiscal year to $666 million. Foreign currency translation had a favorable impact of $8 million on net sales when compared to the prior fiscal year.

Core ENT net sales grew 5 percent to $278 million in fiscal year 2007 led by continued physician acceptance of the Straightshot M4 Microdebrider and the NIM-Response 2.0 Nerve Integrity Monitor. Net sales within Core ENT were impacted by the loss of revenue from our tonometry product line, which was sold in the third quarter of fiscal year 2006.

Neurologic Technologies net sales grew 11 percent to $261 million in fiscal year 2007. The primary drivers of growth in Neurologic Technologies were continued acceptance of high-speed powered surgical drill systems, including the EHS Stylus system and the Strata valve used in the treatment of hydrocephalus. The Strata valve is an adjustable flow control valve in which the resistance properties of the valve can be charged non-invasively by the caregiver. The valve is designed to minimize overdrainage of cerebrospinal fluid and maintain intraventricular pressure within a normal physiologic range, regardless of patient position.

Navigation net sales for fiscal year 2007 increased 18 percent from fiscal year 2006 to $127 million based on strong sales of the PoleStar N20, an intra-operative Magnetic Resonance Image (iMRI)-Guidance System and O-arm Imaging Systems.

Looking ahead, we expect our Surgical Technologies operating segment should benefit from the following:

•	Continued acceptance of our new FUSION EM IGS System that was launched in the U.S. in the third quarter of fiscal year 2008.

•

Continued adoption of power systems outside the U.S. for sinus procedures, including the Straightshot M4 Microdebrider, as well as continued global adoption of nerve monitoring for ENT and thyroid procedures.

•

Continued development of the normal pressure hydrocephalus market, resulting in increased sales of our shunt products, including the Strata valve, and continued acceptance of our Legend high-speed drill systems, electric bone mill, and Durepair dura substitute.

•	Continued acceptance of the O-arm Imaging System and future acceptance of the S7 Navigation System which we expect to release in fiscal year 2009.

Continued net sales growth in all operating segments is contingent on our ability to gain further market share, penetrate existing markets, develop new products, improve existing products, and develop new markets.

Costs and Expenses

The following is a summary of major costs and expenses as a percent of net sales:

	Fiscal Year
	2008	2007	2006
Cost of products sold	25.5%	25.8%	24.9%
Research and development expense	9.4	10.1	9.9
Selling, general and administrative expense	34.8	33.8	32.4
Special charges	0.6	0.8	0.9
Restructuring charges	0.3	0.2	—
Certain litigation charges	2.7	0.3	—
IPR&D charges	2.9	—	3.2
Other expense, net	3.2	1.7	1.5
Interest income, net	(0.8)	(1.3)	(0.8)

Cost of Products Sold   Cost of products sold was $3.446 billion in fiscal year 2008 representing 25.5 percent of net sales, a decrease of 0.3 of a percentage point from fiscal year 2007. The cost of products sold was positively impacted by 0.7 of a percentage point of favorable foreign currency translation and 0.3 of a percentage point for reduced product costs and favorable manufacturing variances. These decreases were offset by 0.3 of a percentage point associated with the impact of the $34 million fair value adjustment for the inventory acquired in the Kyphon acquisition and 0.4 of a percentage point of unfavorability for scrap and other product costs associated with the suspension of the worldwide distribution of the Fidelis lead and scrap costs at our Physio-Control business segment.

Cost of products sold was $3.168 billion in fiscal year 2007 representing 25.8 percent of net sales, an increase of 0.9 of a percentage point from fiscal year 2006. The increase in cost of products sold as a percentage of net sales was due to 0.1 of a percentage point increase for the recognition of $15 million of incremental stock-based compensation expense in fiscal year 2007, 0.2 of a percentage point increase for unfavorable manufacturing variances, and 0.9 of a percentage point increase relating to geographic and product mix shifts. The product mix impact was the result of decreased sales of higher margin ICDs in the U.S. and increased sales of INFUSE Bone Graft and certain tissue products in our Spinal business which have margins that are below our average gross margins. These increases were offset by 0.3 of a percentage point of favorable foreign currency translation.

Research and Development   Consistent with prior years, we continue to invest heavily in the future by spending aggressively on research and development efforts. Research and development spending was $1.275 billion in fiscal year 2008, representing 9.4 percent of net sales, a decrease of 0.7 of a percentage point from fiscal year 2007. While our fiscal year 2008 research and development spending increased over the prior fiscal year, our restructuring initiatives and our efforts to prioritize projects with the greatest potential for future growth have impacted the current year rate of spending.

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

Selling, General and Administrative   Fiscal year 2008 selling, general and administrative expense as a percentage of net sales increased by 1.0 percentage point from fiscal year 2007 to 34.8 percent. The increase in selling, general and administrative expense for fiscal year 2008 was predominantly driven by the acquisition of Kyphon which increased selling, general, and administrative expense by 0.6 of a percentage point. The remainder of the increase was due to expenses associated with our previously communicated investment in selling and marketing activities related to the U.S. launches of the Prestige Cervical Disc System and Endeavor, and the continued implementation of our global information technology system, which included the full conversion of our U.S. distribution systems in the second quarter of fiscal year 2008. These increases were offset by our continual cost control measures across all of our businesses and attempts to leverage the general and administrative expense categories.

Fiscal year 2007 selling, general and administrative expense as a percentage of net sales increased by 1.4 percentage points from fiscal year 2006 to 33.8 percent. The recognition of incremental stock-based compensation expense of $104 million drove 0.9 of a percentage point of the overall increase. The remaining increase in selling, general and administrative expense for fiscal year 2007 was due to expenses associated with our previously communicated investment in our marketing campaign for CRDM, the expansion of our sales forces across all businesses, especially in the CardioVascular business, and costs associated with our global information technology system implementation. These increases were offset by our continual cost control measures across all of our businesses and attempts to leverage the general and administrative expense categories.

Special, Restructuring, Certain Litigation, and IPR&D Charges, and Certain Tax Adjustments We believe that in order to properly understand our short-term and long-term financial trends, investors may find it useful to consider the impact of special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments. Special (such as asset impairment charges), restructuring, certain litigation, and IPR&D charges, and certain tax adjustments recorded during the previous three fiscal years are as follows:

	Fiscal Year
	2008	2007	2006
(dollars in millions)
Special charges:
Asset impairment charges	$78	$98	$—
Medtronic Foundation donation	—	—	100
Total special charges	78	98	100
Restructuring charges	45	36	—
Certain litigation charges	366	40	—
IPR&D charges	390	—	364
Total special, restructuring, certain litigation, and IPR&D charges	879	174	464
Tax impact of special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments	(137)	(179)	(328)
Total special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments, net of tax	$742	$(5)	$136

Special Charges In fiscal year 2008, we recorded a special charge related to the impairment of intangible assets associated with our benign prostatic hyperplasia, or enlarged prostate, product line purchased in fiscal year 2002. The development of the market, relative to our original assumptions, has changed as a result of the broad acceptance of a new line of drugs to treat the symptoms of an enlarged prostate. After analyzing the estimated future cash flows utilizing this technology, based on the market development, we determined that the carrying value of these intangible assets was impaired and a write-down of $78 million was necessary. See Note 2 to the consolidated financial statements for further discussion of this special charge.

In fiscal year 2007, we concluded two intangible assets were fully impaired due to inadequate clinical results and the resulting delays in product development. As a result, we recorded a $98 million special charge related to the impairments of intangible assets stemming from the July 1, 2005 acquisition of Transneuronix, Inc. (TNI) and the November 1, 2004 acquisition of Angiolink Corporation (Angiolink). TNI focused on the development of an implantable gastric stimulator to treat obesity. Angiolink focused on the development of wound closure devices for vascular procedures. See Note 2 to the consolidated financial statements for further discussion of this special charge.

In fiscal year 2006, we recorded a $100 million charitable donation to The Medtronic Foundation, which is a related party non-profit organization. The donation to The Medtronic Foundation was paid in the second quarter of fiscal year 2006. See Note 2 to the consolidated financial statements for further discussion of this special charge.

Restructuring Charges

Global Realignment Initiative

In fiscal year 2008, as part of a global realignment initiative, we recorded a $31 million restructuring charge, which consisted of employee termination costs of $27 million and asset write-downs of $4 million. This initiative began in the fourth quarter of fiscal year 2008 and focuses on shifting resources to those areas where we have the greatest opportunities for growth and streamlining operations to drive operating leverage. The global realignment initiative impacts most businesses and certain corporate functions. Within CRDM, we are reducing research and development infrastructure by closing a facility outside the U.S., reprioritizing research and development projects to focus on the core business and consolidating manufacturing operations to drive operating leverage. Within Spinal, we intend to reorganize and consolidate certain activities where Medtronic’s existing infrastructure, resources, and systems can be leveraged to obtain greater operational synergies. The global realignment initiative is also designed to further consolidate manufacturing of CardioVascular products, streamline distribution of products in select businesses and to reduce general and administrative costs in our corporate functions.

The asset write-downs were recorded within cost of products sold in the consolidated statement of earnings. The employee termination costs of $27 million consist of severance and the associated costs of continued medical benefits, and outplacement services.

This global realignment initiative will result in charges being recognized in both the fourth quarter of fiscal year 2008 and the first quarter of fiscal year 2009, and we expect that when complete, will eliminate approximately 1,100 positions. Restructuring charges were recognized in the fourth quarter of fiscal year 2008 for standard severance benefits to be provided to impacted positions identified prior to the close of the fiscal year. In the first quarter of fiscal year 2009 we will recognize additional restructuring charges associated with (i) enhanced severance benefits for positions, identified in the fourth quarter of fiscal year 2008, and (ii) standard and enhanced severance benefits provided for positions that were identified in the first quarter of fiscal year 2009. These incremental costs were not accrued in fiscal year 2008 because either the enhanced benefits had not yet been communicated to the impacted employees or the positions for elimination had not yet been identified. We anticipate that the additional expense that we will recognize in the first quarter of fiscal year 2009 related to the global realignment initiative will be in the range of $80 million to $105 million.

Of the 1,100 positions that will be eliminated as part of this initiative, 560 positions were identified for elimination in the fourth quarter of fiscal year 2008 and will be achieved through voluntary and involuntary separation. Of these 560 positions identified, the majority will be eliminated in fiscal year 2009. The restructuring initiatives related to the 560 employees identified in the fourth quarter of fiscal year 2008 are scheduled to be completed by the end of fiscal year 2009, and are expected to produce annualized operating savings of approximately $69 million. These savings will arise mostly from reduced compensation expense. See Note 3 to the consolidated financial statements for further discussion.

Fiscal Year 2007 Initiative

In fiscal year 2007, we recorded a $36 million restructuring charge, which consisted of employee termination costs of $28 million and asset write-downs of $8 million. These initiatives were designed to drive manufacturing efficiencies in our CardioVascular business, downsize our Physio-Control business due to our voluntary suspension of U.S. shipments, and rebalance resources within our CRDM business in response to market dynamics. The employee termination costs consist of severance and the associated costs of continued medical benefits, and outplacement services. The asset write-downs consist of a $5 million charge for inventory write-downs and a $3 million charge for non-inventory asset write-downs. The inventory and asset write-downs were recorded within cost of products sold in the consolidated statement of earnings.

As a continuation of our fiscal year 2007 initiatives, in the first quarter of fiscal year 2008 we incurred $14 million of incremental restructuring charges associated with compensation provided to employees whose employment terminated with the Company in the first quarter of fiscal year 2008. These incremental costs were not accrued in fiscal year 2007 because these benefits had not yet been communicated to the impacted employees. Included in the total $14 million restructuring charge is $4 million of incremental defined benefit pension and post-retirement related expense for those employees who accepted early retirement packages. For further discussion on the incremental defined benefit pension and post-retirement related expense, see Note 13 to the consolidated financial statements.

When the restructuring initiative began in fiscal year 2007, we identified approximately 900 positions for elimination which were achieved through early retirement packages offered to employees, voluntary separation, and involuntary separation, as necessary. As of April 25, 2008, the initiatives begun in the fourth quarter of fiscal year 2007 were substantially complete. This restructuring initiative produced annualized operating savings of approximately $125 million mostly from reduced compensation expense. See Note 3 to the consolidated financial statements for further discussion.

There were no restructuring charges in fiscal year 2006.

Certain Litigation Charges We classify material litigation reserves recognized as certain litigation charges.

During fiscal year 2008, we incurred certain litigation charges of $366 million. Of that amount, $123 million relates to the settlement of certain lawsuits relating to the Marquis line of ICDs and CRT-Ds that were subject to a field action announced on February 10, 2005. The remainder of the charge, $243 million, relates to an estimated reserve established for litigation with Cordis Corporation, a subsidiary of Johnson & Johnson. The Cordis litigation originated in October 1997 and pertains to a patent infringement claim on a previous generation of bare metal stents that are no longer on the market. We believe an unfavorable outcome in the Cordis matter is probable. In accordance with SFAS No. 5, we have recorded a $243 million reserve for estimated damages in this matter. See Notes 2 and 15 to the consolidated financial statements for further discussion of these certain litigation charges. In May 2008, we paid substantially all of the settlement for certain lawsuits relating to the Marquis line of ICDs and CRT-Ds.

During fiscal year 2007, we recorded a certain litigation charge of $40 million related to a settlement agreement with the U.S. Department of Justice which requires the government to obtain dismissal of two qui tam civil suits pending against us, and is conditioned upon such dismissal being obtained. The two suits were based upon allegations about certain sales and marketing practices in the Spinal business. The settlement agreement reflects our assertion that the Company and its current employees have not engaged in any wrongdoing or illegal activity.

There were no certain litigation charges in fiscal year 2006.

IPR&D Charges During fiscal year 2008, we recorded $390 million of IPR&D charges of which $42 million related to the acquisition of NDI Medical, Inc., a development stage company, $290 million related to a technology acquired through the purchase of Kyphon, $20 million related to the purchase of intellectual property from Setagon, Inc., $25 million related to a milestone payment under the existing terms of a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc., and $13 million was for unrelated purchases of certain intellectual property. These payments were expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology has no future alternative use. See Note 4 to the consolidated financial statements for further discussion.

There were no IPR&D charges for fiscal year 2007.

During fiscal year 2006, we recorded $364 million of IPR&D charges of which $169 million related to the acquisition of TNI, $175 million related to the acquisition of substantially all of the spine-related intellectual property and related contracts, rights, and tangible materials owned by Gary Michelson, M.D. and Karlin Technology, Inc. (Michelson), and $20 million related to a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. See Note 4 to the consolidated financial statements for further discussion.

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

See the “Acquisitions” section of this management’s discussion and analysis for detailed discussion of each material acquisition in fiscal years 2008 and 2007.

Certain Tax Adjustments We classify the material recognition or derecognition of uncertain tax positions as certain tax adjustments. There were no certain tax adjustments in fiscal year 2008.

In fiscal year 2007, we recorded a $129 million tax benefit associated with the reversal of excess tax accruals in connection with the settlement reached with the U.S. Internal Revenue Service (IRS) with respect to their review of our fiscal years 2003 and 2004 domestic income tax returns and the resolution of competent authority issues for fiscal years 1992 through 2000. The $129 million tax benefit was recorded in the provision for income taxes in the consolidated statement of earnings for fiscal year 2007.

In fiscal year 2006, we reversed excess tax accruals of $225 million associated with favorable agreements reached with the IRS involving the review of our fiscal years 1997 through 2002 domestic income tax returns. The $225 million tax benefit was recorded in the provision for income taxes in the consolidated statement of earnings for fiscal year 2006.

See the “Income Taxes” section of this management’s discussion and analysis for further discussion of the certain tax adjustments.

Other Expense, Net   Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses, and impairment charges on equity securities. In fiscal year 2008, net other expense was $436 million, an increase of $224 million from $212 million in fiscal year 2007. This change is primarily due to currency hedges, which resulted in losses in fiscal year 2008 of $147 million versus gains in fiscal year 2007 of $20 million, and $46 million of amortization on intangible assets resulting from the Kyphon acquisition. Additionally, prior year other expense was offset by $55 million due to the accelerated amortization of deferred income in connection with a product supply agreement in the CardioVascular business, where the other party elected not to exercise its option to extend the agreement.

In fiscal year 2007, net other expense was $212 million, an increase of $45 million from $167 million in fiscal year 2006. This change was partially due to currency hedges, which resulted in gains in fiscal year 2007 of $20 million versus gains in fiscal year 2006 of $92 million. Fiscal year 2007 was also positively impacted by $55 million due to the accelerated amortization of deferred income in connection with a product supply agreement in the CardioVascular business.

Interest Income, Net   Interest income, net includes interest earned on our investments, interest paid on our borrowings, amortization of debt issuance costs and the net realized gain or loss on sales of available for sale (AFS) debt securities. In fiscal year 2008, net interest income was $109 million, a decrease of $45 million from net interest income of $154 million in fiscal year 2007. The decrease in net interest income in fiscal year 2008 as compared to fiscal year 2007 is a result of the impact of the cash utilized to finance the Kyphon acquisition, increased borrowings outstanding and a decline in interest rates being received on our short- and long-term investments. The decrease was partially offset by recognition of $26 million in net gains on the sale of AFS debt securities.

In fiscal year 2007, net interest income was $154 million, an increase of $67 million from net interest income of $87 million in fiscal year 2006. The increase in net interest income in fiscal year 2007 as compared to fiscal year 2006 was a result of higher average cash and cash investment balances as compared to prior periods. Interest income increased, as we maintained our ability to generate rates of return on our investments that exceeded the interest rates we were paying on our outstanding debt.

Income Taxes

	Fiscal Year			Percentage Point Increase/(Decrease)
	2008	2007	2006	FY08/07	FY07/06
(dollars in millions)
Provision for income tax	$654	$713	$614	N/A	N/A
Effective tax rate	22.7%	20.3%	19.4%	2.4	0.9
Impact of special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments	1.7	(3.9)	(6.6)	(5.6)	(2.7)
Non-GAAP nominal tax rate (1)	21.0%	24.2%	26.0%	(3.2)	(1.8)

_______________

(1)

Non-GAAP nominal tax rate is defined as the income tax (benefit) provision as a percentage of taxable income, excluding special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments. We believe that the resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of these discrete items so that investors can compare our recurring results over multiple periods.

The effective tax rate of 22.7 percent increased by 2.4 percentage points from fiscal year 2007 to fiscal year 2008. This increase reflects the 5.6 percentage points increase from the tax impact of special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments partially offset by a 3.2 percentage points decrease in the non-GAAP nominal tax rate. The 5.6 percentage points increase is largely due to the non-deductible IPR&D charges incurred during fiscal year 2008 compared to the $129 million certain tax benefit recorded in fiscal year 2007 associated with the reversal of excess tax accruals in connection with the settlement reached with the IRS with respect to their review of our fiscal years 2003 and 2004 domestic income tax returns and the resolution of competent authority issues for fiscal years 1992 through 2000. The non-GAAP nominal tax rate decrease of 3.2 percentage points is mainly due to increased benefits from our international operations subject to tax rates lower than our U.S. statutory rates.

The fiscal year 2007 effective tax rate of 20.3 percent increased by 0.9 of a percentage point from fiscal year 2006. This increase reflects a 2.7 percentage points increase from the tax impact of special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments partially offset by a 1.8 percentage points decrease in the non-GAAP nominal tax rate. The 2.7 percentage points increase is largely due to the $129 million certain tax adjustment recorded in fiscal year 2007 compared to the $225 million certain tax adjustment recorded in fiscal year 2006 associated with favorable agreements reached with the IRS involving the review of our fiscal years 1997 through 2002 domestic income tax returns. The non-GAAP nominal tax rate decrease of 1.8 percentage points is mainly due to increased benefits from our international operations subject to tax rates lower than our U.S. statutory rate.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to our allocation are required between jurisdictions with different tax rates. Tax authorities periodically review our tax returns and propose adjustments to our tax filings. The IRS has settled its audits with us for all years through fiscal year 1996. Tax years settled with the IRS may remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries.

In August 2003, the IRS proposed adjustments arising out of its audit of the fiscal years 1997, 1998 and 1999 tax returns. We initiated a defense of these adjustments at the IRS appellate level, and in the second quarter of fiscal year 2006 we reached settlement on most, but not all matters. The remaining issue relates to the allocation of income between Medtronic, Inc., and its wholly owned subsidiary in Switzerland. On April 16, 2008, the IRS issued a statutory notice of deficiency with respect to this remaining issue. We intend to file a Petition with the U.S. Tax Court and vigorously defend our position.

In September 2005, the IRS issued its audit report for fiscal years 2000, 2001 and 2002. In addition, the IRS issued its audit report for fiscal years 2003 and 2004 in March 2007. We have reached agreement with the IRS on substantially all of the proposed adjustments for these fiscal years 2000 through 2004. The only item of significance that remains open for these years relates to the carryover impact of the allocation of income issue proposed for fiscal years 1997 through 1999.

The unresolved issue from the 1997 through 2004 tax audits, as well as tax positions taken by the IRS or foreign tax authorities during future tax audits, could have a material unfavorable impact on our effective tax rate in future periods. We continue to believe that we have meritorious defenses for our tax filings and will vigorously defend them through litigation in the courts, as necessary. We believe that we have adequately provided for probable liabilities resulting from tax assessments by taxing authorities.

Liquidity and Capital Resources

	Fiscal Year
	2008	2007
(dollars in millions)
Working capital	$3,787	$5,355
Current ratio*	2.1:1.0	3.1:1.0
Cash, cash equivalents, and short-term investments	$1,613	$3,078
Long-term investments in debt securities**	2,078	3,004
Cash, cash equivalents, short-term investments, and long-term debt securities	3,691	6,082
Short-term borrowings and long-term debt	6,956	6,087
Net cash position***	$(3,265)	$(5)

_______________

*	Current ratio is the ratio of current assets to current liabilities.
**	Long-term investments include debt securities with a maturity date greater than one year from the end of the period.
***	Net cash position is the sum of cash, cash equivalents, short-term investments, and long-term investments in debt securities less short-term borrowings and long-term debt.

We believe our liquidity remains strong as of April 25, 2008 and our strong balance sheet and liquidity provide us with flexibility in the future. We believe our existing cash and investments, future cash generated from operations, and available lines of credit and commercial paper capacity of $1.945 billion, if needed, will satisfy our foreseeable working capital requirements for at least the next twelve months. However, we periodically consider various financing alternatives and may, from time to time, seek to take advantage of favorable interest rate environments or other market conditions. At April 25, 2008, our Standard and Poor’s Ratings Group and Moody’s Investors Service ratings remain unchanged as compared to the fiscal year ended April 27, 2007 with long-term debt ratings of AA- and A1, respectively, and strong short-term debt ratings of A-1+ and P-1.

The decrease in our net cash position in fiscal year 2008 as compared to fiscal year 2007 is primarily due to the acquisition of Kyphon which was consummated on November 2, 2007. The transaction was financed through a combination of $3.303 billion of cash on hand, the issuance of $600 million short-term commercial paper and borrowing $300 million through a new long-term unsecured revolving credit facility. For further information regarding the acquisition of Kyphon, see Note 4 to the consolidated financial statements. See the “Summary of Cash Flows” section of this management’s discussion and analysis for further discussion of our cash uses and proceeds.

We have future contractual obligations and other minimum commercial commitments that are entered into in the normal course of business. We believe our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position, or cash flows. See the “Off-Balance Sheet Arrangements and Long-Term Contractual Obligations” section of this management’s discussion and analysis for further information.

Notes 2 and 15 to the consolidated financial statements provide information regarding amounts we have accrued related to significant legal proceedings as well as information regarding the expected timing of payment. In accordance with SFAS No. 5, we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. In May 2008, we paid substantially all of the settlement for certain lawsuits relating to the Marquis line of ICDs and CRT-Ds. In June 2008, we paid the settlement amount for the Kyphon qui tam complaint, which we assumed in the acquisition of Kyphon.

At April 25, 2008 and April 27, 2007, $3.317 billion and $5.428 billion, respectively, of cash, cash equivalents, and short- and long-term debt securities were held by our non-U.S. subsidiaries. The reduction in this cash balance is the result of the use of cash by our non-U.S. subsidiaries in connection with the acquisition of Kyphon, partially offset by additional cash generated by our non-U.S. subsidiaries. These funds are available for use by worldwide operations; however, if these funds were to be repatriated to the U.S. or used for U.S. operations, the amounts would be subject to U.S. tax.

We have investments in marketable debt securities that are classified and accounted for as available-for-sale. Our debt securities include government securities, commercial paper, corporate bonds, bank certificates of deposit, and mortgage backed and other asset backed securities including auction rate securities. Market conditions during the third and fourth quarters of fiscal year 2008 and subsequent to our fiscal year-end continue to indicate significant uncertainty on the part of investors on the economic outlook for the U.S. and for financial institutions that have potential exposure to the sub-prime housing market. This uncertainty has created reduced liquidity across the fixed income investment market, including certain securities in which we have invested. As a result, some of our investments have experienced reduced liquidity including unsuccessful monthly auctions for our auction rate security holdings. During the third quarter of fiscal year 2008, we reclassified all of our auction rate fixed income securities, which had a cost basis of $198 million, from short-term investments to long-term investments on our consolidated balance sheet due to the fact that they are currently not trading, and current conditions in the general debt markets have reduced the likelihood that the securities will successfully auction within the next 12 months. Auction rate securities that did not successfully auction reset to the maximum rate as prescribed in the underlying indenture and all of our holdings continue to be current with their interest payments.

For the fiscal year ended April 25, 2008, we recognized a $3 million impairment loss on AFS debt securities. Based on our assessment of the credit quality of the underlying collateral and credit support available to each of the remaining securities in which we are invested, we believe no other-than-temporary impairment has occurred as we have the ability and the intent to hold these investments long enough to avoid realizing any significant loss. Additionally, if we required capital we believe we could liquidate the majority of our portfolio and incur no material impairment loss and we have capacity under our commercial paper program and lines of credit that we could access. As of April 25, 2008, we do not believe that we have material risk in our current portfolio of investments that would impact our financial condition or liquidity. For further information about the risks associated with our investments, see the “Market Risk” section and the section entitled “Risk Factors” in our Form 10-K.

Summary of Cash Flows

	Fiscal Year
	2008	2007	2006
(dollars in millions)
Cash provided by (used in):
Operating activities	$3,489	$2,979	$2,220
Investing activities	(2,790)	(1,701)	(2,867)
Financing activities	(835)	(3,011)	1,304
Effect of exchange rate changes on cash and cash equivalents	(60)	(5)	105
Net change in cash and cash equivalents	$(196)	$(1,738)	$762

Operating Activities Our net cash provided by operating activities was $3.489 billion for the fiscal year ended April 25, 2008 compared to net cash provided by operating activities of $2.979 billion in the same period of the prior year. The $510 million increase in net cash provided by operating activities was primarily attributable to a $442 million decrease in cash used for operating assets and liabilities. The decrease in cash used was led by our improved management of outstanding accounts receivable and inventory.

Our net cash provided by operating activities was $2.979 billion for the fiscal year ended April 27, 2007 compared to net cash provided by operating activities of $2.220 billion in the same period of the prior year. The $759 million increase in net cash provided by operating activities was primarily attributable to a $1.055 billion decrease in cash used for operating assets and liabilities. The decrease in cash used was led by our improved management of outstanding accounts receivable and inventory.

Investing Activities Our net cash used in investing activities was $2.790 billion for the fiscal year ended April 25, 2008 compared to $1.701 billion used in investing activities for the fiscal year ended April 27, 2007. The $1.089 billion increase in net cash used in investing activities was primarily attributable to the $4.185 billion increase in cash used for acquisitions and the purchase of intellectual property, principally the Kyphon acquisition, partially offset by $3.067 billion in incremental cash generated through the liquidation of marketable securities as compared to the prior year.

Our net cash used in investing activities was $1.701 billion for the fiscal year ended April 27, 2007 compared to $2.867 billion used in investing activities for the fiscal year ended April 28, 2006. The $1.166 billion decrease in net cash used in investing activities was primarily attributable to a decrease of $993 million in cash used for acquisitions and purchases of intellectual property, as fiscal year 2006 included several acquisitions and a $495 million decrease in cash used to purchase marketable securities. These decreases were partially offset by a $166 million increase in capital expenditures for property, plant, and equipment.

Financing Activities Our net cash used in financing activities was $835 million for the fiscal year ended April 25, 2008, compared to net cash used in financing activities of $3.011 billion for the fiscal year ended April 27, 2007. The $2.176 billion decrease in net cash used in financing activities was primarily attributable to the fact that in the prior year $1.877 billion in cash was used to repurchase long-term debt as the bond holders put the Contingent Convertible Debentures to us and in fiscal year 2008 we generated proceeds of $543 million from short-term borrowings and $300 million from the issuance of long-term debt. These cash inflows were offset by a $505 million increase in cash used for stock repurchases.

Our net cash used in financing activities was $3.011 billion for the fiscal year ended April 27, 2007, compared to net cash provided by financing activities of $1.304 billion for the fiscal year ended April 28, 2006. The $4.315 billion increase in net cash used in financing activities was primarily attributable to the following: a $1.877 billion increase in cash used to repurchase long-term debt as the bond holders put the Contingent Convertible Debentures to us in fiscal year 2007, a $5.428 billion decrease in proceeds from the issuance of long-term debt, and a $517 million net reduction in the sale of warrants. These cash outflows were offset by a $2.550 billion decline in cash used to repurchase common stock and a $1.075 billion decrease in cash used in the purchase of call options.

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

We believe our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position or cash flows. Presented below is a summary of contractual obligations and other minimum commercial commitments. See Notes 7, 8 and 14 to the consolidated financial statements for additional information regarding long-term debt, foreign currency contracts, and lease obligations, respectively.

In addition to the amounts shown in the following table, we have $455 million of unrecognized tax benefits recorded as long-term liabilities in long-term accrued incomes taxes on the April 25, 2008 consolidated balance sheet. However, we are uncertain as to if or when such amounts may be settled. The gross accrued interest and penalties related to these uncertain tax positions totaled $126 million at April 25, 2008.

	Maturity by Fiscal Year
	Total	2009	2010	2011	2012	2013	Thereafter
(dollars in millions)
Contractual obligations related to off-balance sheet arrangements:
Foreign currency contracts(1)	$6,613	$3,812	$2,026	$775	$—	$—	$—
Operating leases(2)	261	88	59	35	19	29	31
Inventory purchases(3)	749	323	174	103	30	27	92
Commitments to fund minority investments/contingent acquisition consideration(4)	478	280	53	22	16	22	85
Interest payments(5)	558	124	124	111	64	64	71
Other(6)	210	44	45	32	15	5	69
Total	$8,869	$4,671	$2,481	$1,078	$144	$147	$348

Contractual obligations reflected in the balance sheet:
Long-term debt, excluding capital leases(7)	$5,829	$94	$—	$2,908	$—	$2,200	$627
Capital leases(8)	78	11	13	16	17	20	1
Other(9)	11	10	—	1	—	—	—
Total	$5,918	$115	$13	$2,925	$17	$2,220	$628

_______________

(1)	As these obligations were entered into as hedges, the majority of these obligations will be offset by losses/gains on the related assets, liabilities and transactions being hedged.
(2)	Certain leases require us to pay real estate taxes, insurance, maintenance, and other operating expenses associated with the leased premises. These future costs are not included in the schedule above.
(3)

We have included inventory purchase commitments which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments do not include open purchase orders.

(4)

Certain commitments related to the funding of minority investments and/or previous acquisitions are contingent upon the achievement of certain product-related milestones and various other favorable operational conditions. While it is not certain if and/or when these payments will be made, the maturity dates included in this table reflect our best estimates. These commitments also include amounts related to our agreement to form a joint venture with Shandong Weigao Group Medical Polymer Company Limited (Weigao), which was announced in December 2007, to market therapies in the spine and orthopedics sector throughout China. In addition, we agreed to acquire a 15 percent equity interest in Weigao for approximately $220 million. We expect to close the transaction in the first half of fiscal year 2009.

(5)

Interest payments in the table above reflect the interest on our outstanding debt, including the $4.400 billion of Senior Convertible Notes, $1.000 billion of Senior Notes, $94 million of Contingent Convertible Debentures, and the $300 million Credit Agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. The interest rate on each outstanding obligation varies and interest is payable semi-annually on the Senior Convertible Notes and the Contingent Convertible Debentures. The interest rate is 1.500 percent on the $2.200 billion Senior Convertible Notes due 2011 and 1.625 percent on the $2.200 billion Senior Convertible Notes due 2013, 4.375 percent on the $400 million of Senior Notes due 2010, 4.750 percent on the $600 million of Senior Notes due 2015, and 1.250 percent on the Contingent Convertible Debentures due 2021. Interest on the $300 million Credit Agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. due 2011 is variable and paid quarterly.

(6)	These obligations include certain research and development arrangements.
(7)

Long-term debt in the table above includes $4.400 billion Senior Convertible Notes issued in April 2006, $1.000 billion Senior Notes issued in September 2005 and $94 million related to our Contingent Convertible Debentures, and the $300 million Credit Agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. In September 2006, we repurchased $1.877 billion of Contingent Convertible Debentures as a result of certain holders exercising their put options. The table above also includes the impact of the five year interest rate swap entered into in November 2005 and the eight year interest rate swap entered into in June 2007.

(8)

Capital lease obligations include a sale-leaseback agreement entered into in the fourth quarter of fiscal year 2006 whereby certain manufacturing equipment was sold and is being leased by us over a seven year period.

(9)

These obligations primarily relate to the agreement with Michelson that settled all outstanding litigation and disputes between Michelson and the Company. See Note 4 to the consolidated financial statements for further discussion.

Debt and Capital

In October 2005 and June 2007, our Board of Directors authorized the repurchase of up to 40 million and 50 million shares of our common stock, respectively. In addition, in April 2006, the Board of Directors made a special authorization for the repurchase of up to 50 million shares in connection with the $4.400 billion Senior Convertible Note offering (see below for further discussion).

Shares are repurchased from time to time to support our stock-based compensation programs and to take advantage of favorable market conditions. During fiscal years 2008 and 2007, we repurchased approximately 30.7 million shares and 21.7 million shares at an average price of $50.28 and $47.83, respectively. The amounts disclosed as repurchased for fiscal year 2007 include 544,224 shares that we obtained as part of the final settlement of the previously announced and executed accelerated share repurchase program. Excluding the shares obtained in the settlement of the accelerated share repurchase program, for fiscal year 2007 we repurchased 21.2 million shares at an average price of $49.06. As of April 25, 2008, we have approximately 34.3 million shares remaining under current buyback authorizations approved by the Board of Directors.

In April 2006, we issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013, collectively the Senior Convertible Notes. The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year. The Senior Convertible Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes have an initial conversion price of $56.14 per share. The Senior Convertible Notes may only be converted: (i) during any calendar quarter if the closing price of our common stock reaches 140 percent of the conversion price for 20 trading days during a specified period, or (ii) if specified distributions to holders of our common stock are made or specified corporate transactions occur, or (iii) during the last month prior to maturity of the applicable notes. Upon conversion, a holder would receive: (i) cash equal to the lesser of the principal amount of the note or the conversion value and (ii) to the extent the conversion value exceeds the principal amount of the note, shares of our common stock, cash, or a combination of common stock and cash, at our option. In addition, upon a change in control, as defined, the holders may require us to purchase for cash all or a portion of their notes for 100 percent of the principal amount of the notes plus accrued and unpaid interest, if any, plus a number of additional make-whole shares of our common stock, as set forth in the applicable indenture. The indentures under which the Senior Convertible Notes were issued contain customary covenants, all of which we remain in compliance with as of April 25, 2008. A total of $2.500 billion of the net proceeds from these note issuances were used to repurchase common stock. As of April 25, 2008, pursuant to provisions in the indentures relating to the Company’s increase of its quarterly dividend to shareholders, the conversion rates for each of the Senior Convertible Notes is now 17.8715, which correspondingly changed the conversion price per share for each of the Senior Convertible Notes to $55.96. See Note 7 to the consolidated financial statements for further discussion of the accounting treatment.

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

In separate transactions, we sold warrants to issue shares of our common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2011 and warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2013 (the “settlement dates”). If the average price of our common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of our common stock. Proceeds received from the issuance of the warrants totaled approximately $517 million and were recorded as an addition to shareholders’ equity. See Note 7 to the consolidated financial statements for further discussion of the accounting treatment. In April 2008, certain of the holders requested adjustment to the exercise price of the warrants from $76.47 to $76.30 pursuant to the anti-dilution provisions of the warrants relating to our payment of dividends to common shareholders.

In September 2005, we issued two tranches of Senior Notes with the aggregate face value of $1.000 billion. The first tranche consisted of $400 million of 4.375 percent Senior Notes due 2010 and the second tranche consisted of $600 million of 4.750 percent Senior Notes due 2015. Each tranche was issued at a discount which resulted in an effective interest rate of 4.433 percent and 4.760 percent for the five and ten year Senior Notes, respectively. Interest on each series of Senior Notes is payable semi-annually, on March 15 and September 15 of each year. The Senior Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The indentures under which the Senior Notes were issued contain customary covenants, all of which we remain in compliance with as of April 25, 2008. We used the net proceeds from the sale of the Senior Notes for repayment of a portion of our outstanding commercial paper.

In November 2005, we entered into a five year interest rate swap agreement with a notional amount of $200 million. This interest rate swap agreement was designated as a fair value hedge of the changes in fair value of a portion of our fixed-rate $400 million Senior Notes due 2010. We pay variable interest equal to the three-month London Interbank Offered Rate (LIBOR) minus 55 basis points and we receive a fixed interest rate of 4.375 percent. The outstanding market value of this swap agreement was an $8 million unrealized gain at April 25, 2008. The unrealized gain of $8 million at April 25, 2008 is recorded in long-term debt with the offset recorded in other long-term assets on the consolidated balance sheets. There was no unrealized gain or loss at April 27, 2007.

In June 2007, we entered into an eight year interest rate swap agreement with a notional amount of $300 million. This interest rate swap agreement was designated as a fair value hedge of the changes in fair value of a portion of our fixed-rate $600 million Senior Notes due 2015. We pay variable interest equal to the three-month LIBOR minus 90 basis points and we receive a fixed interest rate of 4.750 percent. The outstanding market value of this swap agreement was a $27 million unrealized gain at April 25, 2008. The unrealized gain of $27 million at April 25, 2008 is recorded in long-term debt with the offset recorded in other long-term assets on the consolidated balance sheets.

In September 2001, we completed a $2.013 billion private placement of 1.250 percent Contingent Convertible Debentures due September 2021 (Old Debentures). Interest is payable semi-annually. Each Old Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Old Debentures are not convertible before their final maturity unless the closing price of our common stock reaches 110 percent of the conversion price for 20 trading days during a consecutive 30 trading day period. In September 2002 and 2004, as a result of certain holders of the Old Debentures exercising their put options, we repurchased $39 million and $1 million, respectively, of the Old Debentures for cash.

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

The terms of the New Debentures are consistent with the terms of the Old Debentures noted above, except that: (i) the New Debentures require us to settle all conversions for a combination of cash and shares of our common stock, if any, in lieu of only shares. Upon conversion of the New Debentures, we will pay holders cash equal to the lesser of the principal amount of the New Debentures or their conversion value, and shares of our common stock to the extent the conversion value exceeds the principal amount of the New Debentures; and (ii) the New Debentures require us to pay only cash (in lieu of shares of our common stock or a combination of cash and shares of our common stock) when we repurchase the New Debentures at the option of the holder or when we repurchase the New Debentures in connection with a change of control.

In September 2006, as a result of certain holders of the New Debentures and Old Debentures exercising their put options, we repurchased $1.835 billion of the New Debentures for cash and $42 million of the Old Debentures for cash. We may be required to repurchase the remaining debentures at the option of the holders in September 2008, 2011 or 2016. Twelve months prior to the put options becoming exercisable, the remaining balance of the New Debentures and the Old Debentures will be classified as short-term borrowings. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt. Accordingly, during the second quarter of fiscal year 2008, $93 million of New Debentures and $1 million of the Old Debentures were reclassified from long-term debt to short-term borrowings due to the put option becoming exercisable in September 2008. For put options exercised by the holders of the New Debentures and the Old Debentures, the purchase price is equal to the principal amount of the applicable debenture plus any accrued and unpaid interest thereon to the repurchase date. If the put option is exercised, we will pay holders the repurchase price solely in cash (or, for the Old Debentures, in cash or stock at our option). As of April 25, 2008, approximately $93 million aggregate principal amount of New Debentures remain outstanding and approximately $1 million aggregate principal amount of Old Debentures remain outstanding. We can redeem the debentures for cash at any time.

We maintain a commercial paper program that allows us to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. At April 25, 2008 and April 27, 2007, outstanding commercial paper totaled $874 million and $249 million, respectively. During fiscal years 2008 and 2007, the weighted average original maturity of the commercial paper outstanding was approximately 35 and 56 days, respectively, and the weighted average interest rate was 4.46 percent and 5.26 percent, respectively.

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

On November 2, 2007, we entered into a new Credit Agreement (the “New Credit Agreement”) with the Bank of Tokyo-Mitsubishi UFJ, Ltd. (the “New Lender”). The New Credit Agreement provides for a $300 million unsecured revolving credit facility (the “New Facility”) maturing November 2, 2010. In addition to certain initial fees, we are obligated to pay a commitment fee based on the total revolving commitment. Interest rates on these borrowings are determined by a pricing matrix, based on our long-term debt ratings, assigned by Standard and Poor’s Ratings Group and Moody’s Investors Service. The New Credit Agreement contains customary representations and warranties of the Company as well as affirmative covenants regarding the Company. Upon the occurrence of an event of default as defined under the New Credit Agreement, the New Lender could elect to declare all amounts outstanding under the New Facility to be immediately due and payable.

We have existing unsecured lines of credit of approximately $2.795 billion with various banks at April 25, 2008. The existing lines of credit include a five-year $1.750 billion syndicated credit facility dated December 20, 2006 that will expire on December 20, 2011 (Credit Facility). The Credit Facility provides backup funding for the commercial paper program and may also be used for general corporate purposes.

The Credit Facility provides us with the ability to increase its capacity by an additional $500 million at any time during the life of the five-year term of the agreement. We can also request the extension of the Credit Facility maturity date for one additional year on December 20, 2008, the second anniversary of the date of this facility.

Interest rates on these borrowings are determined by a pricing matrix, based on our long-term debt ratings, assigned by Standard and Poor’s Ratings Group and Moody’s Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates. The agreements also contain other customary covenants, all of which we remain in compliance with as of April 25, 2008.

As of April 25, 2008, we have unused credit lines and commercial paper capacity of approximately $1.945 billion.

Acquisitions

On April 15, 2008, we recorded an IPR&D charge of $42 million related to the acquisition of NDI Medical (NDI), a development stage company focused on commercially developing technology to stimulate the dorsal genital nerve as a means to treat urinary incontinence. Total consideration for NDI was approximately $42 million which included $39 million in cash and the forgiveness of $3 million of pre-existing loans provided to NDI. The acquisition will provide us with exclusive rights to develop and use NDI’s technology in the treatment of urinary urge incontinence. This payment was expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology has no future alternative use.

On November 2, 2007, we consummated the acquisition of Kyphon and it became our wholly owned subsidiary. Kyphon develops and markets medical devices designed to restore and preserve spinal function using minimally invasive technology. Kyphon’s primary products are used in balloon kyphoplasty for the treatment of spinal compression fractures caused by osteoporosis or cancer, and in the IPD procedure for treating the symptoms of lumbar spinal stenosis. It is expected that the acquisition of Kyphon will add to the growth of our existing Spinal business by extending its product offerings into some of the fastest growing product segments of the spine market, enabling us to provide physicians with a broader range of therapies for use at all stages of the care continuum.

Under the terms of the agreement announced on July 27, 2007, Kyphon shareholders received $71 per share in cash for each share of Kyphon common stock they owned. Total consideration for the transaction was $4.203 billion which includes payments to Kyphon shareholders for the cancellation of outstanding shares, the assumption and settlement of existing Kyphon debt, and payment of direct acquisition costs. Total debt assumed relates to Kyphon’s obligations under existing credit and term loan facilities and outstanding senior convertible notes. As of the date of the transaction, the existing credit and term loan facilities were fully paid and terminated. The senior convertible notes were converted by the holders in the weeks following the close of the transaction and have been included in the total purchase consideration above. In addition, the total consideration includes the proceeds of unwinding the related convertible note hedges and cancellation and payment of the warrants to the hedge participants that were originally issued by Kyphon in February 2007.

The transaction was financed through a combination of $3.303 billion cash on hand, the issuance of $600 million short-term commercial paper and borrowing $300 million through a new long-term unsecured revolving credit facility.

The results of operations related to Kyphon have been included in our consolidated statements of earnings since the date of the acquisition and include the full amortization of a $34 million inventory write-up recorded as part of the Kyphon acquisition accounting. The pro forma impact of Kyphon was significant to our results for fiscal year 2008. See Note 4 to the consolidated financial statements for the unaudited pro forma results of operations for fiscal years 2008 and 2007.

On November 1, 2007, we recorded an IPR&D charge of $20 million related to the acquisition of Setagon, Inc. (Setagon), a development stage company focused on commercially developing metallic nanoporous surface modification technology. The acquisition will provide us with exclusive rights to use and develop Setagon’s Controllable Elution Systems technology in the treatment of cardiovascular disease. Total consideration for Setagon was approximately $20 million in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones.

On June 25, 2007, we exercised a purchase option and acquired substantially all of the O-arm Imaging System (O-arm) assets of Breakaway Imaging, LLC (Breakaway), a privately held company. Prior to the acquisition, we had the exclusive rights to distribute and market the O-arm. The O-arm provides multi-dimensional surgical imaging for use in spinal and orthopedic surgical procedures. The acquisition is expected to bring the O-arm into a broad portfolio of image guided surgical solutions. Total consideration for Breakaway was approximately $26 million in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones. The pro forma impact of the acquisition of Breakaway was not significant to our results for fiscal year 2008 and 2007. The results of operations related to Breakaway have been included in our consolidated statement of earnings since the date of acquisition.

On March 26, 2007, we acquired manufacturing assets, know-how, and an exclusive license to intellectual property related to the manufacture and distribution of EndoSheath products from Vision–Sciences, Inc. (VSI), which was accounted for as a purchase of assets. The license acquired from VSI expanded our existing U.S. distribution rights of EndoSheath products to worldwide distribution rights. The EndoSheath is a sterile disposable sheath that fits over a fiberoptic endoscope preventing contamination of the scope during procedures and allowing reuse of the scope without further sterilization. The consideration paid was $27 million in cash which was primarily allocated to technology-based intangible assets with an estimated useful life of 10 years. The purchase price is subject to increases triggered by the achievement of certain milestones.

On September 15, 2006, we acquired and/or licensed selected patents and patent applications owned by Dr. Eckhard Alt (Dr. Alt), or certain of his controlled companies in a series of transactions. In connection therewith, we also resolved all outstanding litigation and disputes with Dr. Alt and certain of his controlled companies. The agreements required the payment of total consideration of $75 million, $74 million of which was capitalized as technology based intangible assets that had an estimated useful life of 11 years at the time of acquisition. The acquired patents or licenses pertain to the cardiac rhythm disease management field and have both current application and potential for future patentable commercial products.

On July 25, 2006, we acquired substantially all of the assets of Odin Medical Technologies, Ltd. (Odin), a privately held company. Prior to the acquisition, we had an equity investment in Odin, which was accounted for under the cost method of accounting. Odin focused on the manufacture of the PoleStar iMRI-Guidance System which we already exclusively distributed. We expect this acquisition to help further drive the acceptance of iMRI guidance in neurosurgery. The consideration for Odin was approximately $21 million, which included $6 million in upfront cash and a $2 million milestone payment. The $8 million in net cash paid resulted from the $21 million in consideration less the value of our prior investment in Odin and Odin’s existing cash balance. The pro forma impact of Odin was not significant to our results for fiscal year 2007. The results of operations related to Odin have been included in our consolidated statements of earnings since the date of the acquisition.

New Accounting Pronouncements

Information regarding new accounting pronouncements is included in Note 1 to the consolidated financial statements.

Operations Outside the U.S.

The table below illustrates U.S. net sales versus net sales outside the U.S. for fiscal years 2008, 2007 and 2006:

	Fiscal Year
	2008	2007	2006
(dollars in millions)
U.S. net sales	$8,336	$7,900	$7,626
Non-U.S. net sales	5,179	4,399	3,666
Total net sales	$13,515	$12,299	$11,292

From fiscal year 2007 to fiscal year 2008, consolidated net sales in the U.S. grew 6 percent compared to 18 percent growth in net sales outside the U.S. The slower U.S. growth is primarily a result of the voluntary suspension of the Fidelis lead and the voluntary suspension of U.S. shipments of Physio-Control products from our Redmond, Washington facility. Outside the U.S., net sales growth was strong across all businesses and led by strong performance in CardioVascular, Diabetes and CRDM, the benefit of the addition of Kyphon in Spinal, and a favorable impact of foreign currency translation which added 9 percentage points to the outside the U.S. growth rate. CardioVascular net sales were led by market share gains with Endeavor and Endeavor Resolute. Diabetes sales increased as a result of further acceptance of the paradigm Real Time System. Increased sales of Defibrillation Systems and Pacing Systems led the increase within our CRDM business.

From fiscal year 2006 to fiscal year 2007, consolidated net sales in the U.S. grew 4 percent compared to 20 percent growth in net sales outside the U.S. The slower U.S. growth is primarily a result of declines in the overall ICD market in the U.S. and the voluntary suspension of U.S. shipments of Physio-Control products from our Redmond, Washington facility. Outside the U.S., net sales growth was strong across all businesses and led by strong performance in CardioVascular and CRDM, and a favorable impact of foreign currency translation. CardioVascular net sales were led by market share gains with Endeavor. Increased sales of Defibrillation Systems and Pacing Systems led the increase within our CRDM business.

Net sales outside the U.S. are accompanied by certain financial risks, such as collection of receivables, which typically have longer payment terms. Outstanding receivables from customers outside the U.S. totaled $1.800 billion at April 25, 2008, or 53 percent of total outstanding accounts receivable, and $1.456 billion at April 27, 2007, or 50 percent of total outstanding accounts receivable. The increase in the percentage of accounts receivable from customers outside the U.S. is primarily driven by increased sales volume outside the U.S. and the impact of foreign currency exchange rates.

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

We had foreign exchange derivative contracts outstanding in notional amounts of $6.613 billion and $5.372 billion at April 25, 2008 and April 27, 2007, respectively. The fair value of these contracts at April 25, 2008 was $441 million less than the original contract value. A sensitivity analysis of changes in the fair value of all foreign exchange derivative contracts at April 25, 2008 indicates that, if the U.S. dollar uniformly strengthened/weakened by 10 percent against all currencies, the fair value of these contracts would increase/decrease by $654 million, respectively. Any gains and losses on the fair value of derivative contracts would be largely offset by gains and losses on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis.

We are also exposed to interest rate changes affecting principally our investments in interest rate sensitive instruments. A sensitivity analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10 percent change in short-term interest rates compared to interest rates at April 25, 2008 indicates that the fair value of these instruments would correspondingly change by $21 million.

We have investments in marketable debt securities that are classified and accounted for as available-for-sale. Our debt securities include government securities, commercial paper, corporate bonds, bank certificates of deposit, and mortgage backed and other asset backed securities including auction rate securities. Market conditions during the third and fourth quarters of fiscal year 2008 and subsequent to our fiscal year-end continue to indicate significant uncertainty on the part of investors on the economic outlook for the U.S. and for financial institutions that have potential exposure to the sub-prime housing market. This uncertainty has created reduced liquidity across the fixed income investment market, including certain securities in which we have invested. As a result, some of our investments have experienced reduced liquidity including unsuccessful monthly auctions for our auction rate security holdings. During the third quarter of fiscal year 2008, we reclassified all of our auction rate fixed income securities, which had a cost basis of $198 million, from short-term investments to long-term investments on our consolidated balance sheet due to the fact that they are currently not trading, and current conditions in the general debt markets have reduced the likelihood that the securities will successfully auction within the next 12 months. Auction rate securities that did not successfully auction reset to the maximum rate as prescribed in the underlying indenture and all of our holdings continue to be current with their interest payments.

For the fiscal year ended April 25, 2008, we recognized a $3 million impairment loss on AFS debt securities. Based on our assessment of the credit quality of the underlying collateral and credit support available to each of the remaining securities in which we are invested, we believe no other-than-temporary impairment has occurred as we have the ability and the intent to hold these investments long enough to avoid realizing any significant loss. Additionally, if we required capital, we believe we could liquidate the majority of our portfolio and incur no material impairment loss and we have capacity under our commercial paper program and lines of credit that we could access. As of April 25, 2008, we do not believe that we have material risk in our current portfolio of investments that would impact our financial condition or liquidity. As of April 25, 2008, we have $70 million of gross unrealized losses on our aggregate investments of $2.631 billion; however, if market conditions continue to deteriorate further, some of these holdings may experience other-than-temporary impairment in the future. For further information about the liquidity risks associated with our investments, see the “Liquidity and Capital Resources” section and the section entitled “Risk Factors” in our Form 10-K.

We lend certain fixed income securities to enhance our investment income. These lending activities are collateralized at an average rate of 103 percent, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 25, 2008 and April 27, 2007 was $610 million and $1.318 billion, respectively.

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

Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. The FDA reviews design and manufacturing practices, labeling and record keeping, and manufacturers’ required reports of adverse experience and other information to identify potential problems with marketed medical devices. We may be subject to periodic inspection by the FDA for compliance with the FDA’s good manufacturing practice regulations among other FDA requirements, such as restrictions on advertising and promotion. These regulations, also known as the Quality System Regulations, govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging and servicing of all finished medical devices intended for human use. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against our officers, employees, or us. The FDA may also recommend prosecution to the U.S. Department of Justice.

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

To be sold in Japan, most medical devices must undergo thorough safety examinations and demonstrate medical efficacy before they are granted approval, or “shonin.” The Japanese government, through the Ministry of Health, Labour, and Welfare (MHLW), regulates medical devices under the Pharmaceutical Affairs Law (PAL). Implementation of PAL and enforcement practices thereunder are evolving, and compliance guidance from MHLW is still in development. Consequently, companies continue to work on establishing improved systems for compliance with PAL. Penalties for a company’s noncompliance with PAL could be severe, including revocation or suspension of a company’s business license and criminal sanctions.

The process of obtaining approval to distribute medical products is costly and time-consuming in virtually all of the major markets where we sell medical devices. We cannot assure that any new medical devices we develop will be approved in a timely or cost-effective manner, or approved at all.

Federal and state laws protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers. In particular, in April 2003, the U.S. Department of Health and Human Services (HHS) published patient privacy rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA privacy rule) and, in April 2005, published security rules for protected health information. The HIPAA privacy and security rules govern the use, disclosure and security of protected health information by “Covered Entities,” which are healthcare providers that submit electronic claims, health plans and healthcare clearinghouses. Other than our Diabetes operating segment and our health insurance plans, each of which is a Covered Entity, and where we operate as a Business Associate (which is anyone that performs a service on behalf of a Covered Entity involving the use or disclosure of protected health information and is not a member of the covered entity’s workforce), the HIPAA privacy and security rules only affect us indirectly. The patient data that we receive and analyze may include protected health information. We are committed to maintaining patients’ privacy and working with our customers and business partners in their HIPAA compliance efforts. The ongoing costs and impacts of assuring compliance with the HIPAA privacy and security rules are not material to our business.

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

Federal healthcare laws apply when we or customers submit claims for items or services that are reimbursed under Medicare, Medicaid or other federally-funded healthcare programs. The principal federal laws include: (1) the False Claims Act which prohibits the submission of false or otherwise improper claims for payment to a federally-funded healthcare program; (2) the Anti-Kickback Statute which prohibits offers to pay or receive remuneration of any kind for the purpose of inducing or rewarding referrals of items or services reimbursable by a Federal healthcare program; (3) tbe Stark law which prohibits physicians from referring Medicare or Medicaid patients to a provider that bills these programs for the provision of certain designated health services if the physician (or a member of the physician’s immediate family) has a financial relationship with that provider; and (4) healthcare fraud statutes that prohibit false statements and improper claims with any third-party payor. There are often similar state false claims, anti-kickback, anti-self referral and insurance fraud laws that apply to claims submitted under state Medicaid or state-funded or private healthcare benefit programs. In addition, the U.S. Federal Corrupt Practices Act can be used to prosecute companies in the U.S. for arrangements with physicians or other parties outside the U.S. if the physician or party is a government official of another country and the arrangement violates the law of that country.

The laws applicable to us are subject to change, and to evolving interpretations. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, Medtronic and its officers and employees could be subject to severe criminal and civil penalties including substantial penalties, fines and damages, and exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid.

We operate in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments in order to continue selling the products. At any given time, we are involved as both a plaintiff and a defendant in a number of patent infringement actions. While it is not possible to predict the outcome of patent litigation incident to our business, we believe the costs associated with this type of litigation could have a material adverse impact on our consolidated results of operations, financial position or cash flows. See Notes 2 and 15 to the consolidated financial statements for additional information.

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

Cautionary Factors That May Affect Future Results

This Annual Report may include “forward-looking” statements. Forward-looking statements broadly involve our current expectations or forecasts of future results. Our forward-looking statements generally relate to our growth strategies, financial results, product development, regulatory approvals, competitive strengths, intellectual property rights, litigation, mergers and acquisitions, market acceptance of our products, accounting estimates, financing activities, ongoing contractual obligations, and sales efforts. Such statements can be identified by the use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “possible,” “project,” “should,” “will” and similar words or expressions. Forward-looking statements in this Annual Report include, but are not limited to, growth in our Spinal business related to the Kyphon acquisition and our intended reorganization and consolidation of certain activities; our intention to pursue the spin-off of Physio-Control; future launches of products and continued acceptance of products in our operating segments; the effectiveness of our development activities in reducing patient care costs; the elimination of certain positions related to the global realignment initiative; outcomes in our litigation matters; the continued strength of our balance sheet and liquidity; and the potential impact of our compliance with governmental regulations. One must carefully consider forward-looking statements and understand that such statements may be affected by inaccurate assumptions and may involve a variety of risks and uncertainties, known and unknown, including, among others, those discussed in the previous section, in the section entitled “Risk Factors” in our Form 10-K, as well as those related to competition in the medical device industry, reduction or interruption in our supply, quality problems, liquidity, decreasing prices, adverse regulatory action, litigation success, self-insurance, healthcare policy changes, and international operations. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. We intend to take advantage of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 regarding our forward-looking statements, and are including this sentence for the express purpose of enabling us to use the protections of the safe harbor with respect to all forward-looking statements.

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

Reports of Management

Management’s Report on the Financial Statements

The management of Medtronic, Inc. is responsible for the integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, and as discussed under Critical Accounting Estimates on pages 4-5, the consolidated financial statements reflect estimates based on management’s judgment.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of April 25, 2008. Our internal control over financial reporting as of April 25, 2008, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements.

/s/  William A. Hawkins

William A. Hawkins

President and Chief Executive Officer

/s/  Gary L. Ellis

Gary L. Ellis

Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medtronic, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc. and its subsidiaries (the Company) at April 25, 2008 and April 27, 2007, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 25, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 25, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 12 to the consolidated financial statements, in 2008 the Company changed the manner in which it accounts for income taxes as a result of adopting the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” As discussed in Note 1 to the consolidated financial statements, in 2007 the Company changed the manner in which it accounts for share-based compensation and defined benefit pension and other postretirement plans as a result of adopting the provisions of Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment” and of Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” respectively.

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

/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

June 19, 2008

Medtronic, Inc.

Consolidated  Statements of Earnings

	Fiscal Year
	2008	2007	2006
(in millions, except per share data)
Net sales	$13,515	$12,299	$11,292

Costs and expenses:
Cost of products sold	3,446	3,168	2,815
Research and development expense	1,275	1,239	1,113
Selling, general and administrative expense	4,707	4,153	3,659
Special charges	78	98	100
Restructuring charges	41	28	—
Certain litigation charges	366	40	—
Purchased in-process research and development (IPR&D) charges	390	—	364
Other expense, net	436	212	167
Interest income, net	(109)	(154)	(87)
Total costs and expenses	10,630	8,784	8,131

Earnings before income taxes	2,885	3,515	3,161
Provision for income taxes	654	713	614

Net earnings	$2,231	$2,802	$2,547

Earnings per share:
Basic	$1.97	$2.44	$2.11
Diluted	$1.95	$2.41	$2.09

Weighted average shares outstanding:
Basic	1,130.7	1,149.7	1,204.5
Diluted	1,142.1	1,161.8	1,217.3

Cash dividends declared per common share	$0.50	$0.44	$0.39

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.

Consolidated  Balance Sheets

	April 25, 2008	April 27, 2007
(in millions, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$1,060	$1,256
Short-term investments	553	1,822
Accounts receivable, less allowances of $99 and $160, respectively	3,287	2,737
Income tax receivable	73	—
Inventories	1,280	1,215
Deferred tax assets, net	600	405
Prepaid expenses and other current assets	469	483
Total current assets	7,322	7,918

Property, plant and equipment, net	2,221	2,062
Goodwill	7,519	4,327
Other intangible assets, net	2,193	1,433
Long-term investments	2,322	3,203
Long-term deferred tax assets, net	103	204
Other long-term assets	518	365
Total assets	$22,198	$19,512

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$1,154	$509
Accounts payable	383	282
Accrued compensation	789	767
Accrued income taxes	—	350
Other accrued expenses	1,209	655
Total current liabilities	3,535	2,563

Long-term debt	5,802	5,578
Long-term accrued compensation and retirement benefits	304	264
Long-term accrued income taxes	519	—
Other long-term liabilities	502	130
Total liabilities	10,662	8,535

Commitments and contingencies (Notes 7, 14 and 15)	—	—

Shareholders’ equity:
Preferred stock-par value $1.00; 2.5 million shares authorized, none outstanding	—	—
Common stock-par value $0.10; 1.6 billion shares authorized, 1,124,926,775 and 1,143,407,452 shares issued and outstanding, respectively	112	114
Retained earnings	11,710	10,925
Accumulated other comprehensive loss	(286)	(62)
Total shareholders’ equity	11,536	10,977
Total liabilities and shareholders’ equity	$22,198	$19,512

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.

Consolidated  Statements of Shareholders’ Equity

	Common Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Total Shareholders’ Equity
(in millions)
Balance April 30, 2005	1,210	$121	$10,179	$150	$10,450
Net earnings	—	—	2,547	—	2,547
Other comprehensive (loss)/income
Unrealized gain on investments	—	—	—	1	1
Translation adjustment	—	—	—	(13)	(13)
Minimum pension liability	—	—	—	(9)	(9)
Unrealized gain on foreign exchange derivatives	—	—	—	26	26
Total comprehensive income					2,552
Dividends to shareholders	—	—	(465)	—	(465)
Issuance of common stock under stock purchase and award plans	14	2	516	—	518
Repurchase of common stock	(69)	(7)	(3,582)	—	(3,589)
Excess tax benefit from exercise of stock-based awards	—	—	99	—	99
Purchased call options, net of tax benefit	—	—	(699)	—	(699)
Sale of warrants	—	—	517	—	517
Balance April 28, 2006	1,155	$116	$9,112	$155	$9,383
Net earnings	—	—	2,802	—	2,802
Other comprehensive (loss)/income
Unrealized gain on investments	—	—	—	20	20
Translation adjustment	—	—	—	18	18
Minimum pension liability	—	—	—	24	24
Unrealized loss on foreign exchange derivatives	—	—	—	(70)	(70)
Total comprehensive income					2,794
Dividends to shareholders	—	—	(504)	—	(504)
Issuance of common stock under stock purchase and award plans	10	1	330	—	331
Adjustment to adopt SFAS No. 158 (Note 1)	—	—	—	(209)	(209)
Repurchase of common stock	(22)	(3)	(1,036)	—	(1,039)
Excess tax benefit from exercise of stock-based awards	—	—	36	—	36
Stock-based compensation	—	—	185	—	185
Balance April 27, 2007	1,143	$114	$10,925	$(62)	$10,977
Net earnings	—	—	2,231	—	2,231
Other comprehensive (loss)/income
Unrealized loss on investments	—	—	—	(47)	(47)
Translation adjustment	—	—	—	14	14
Net change in retirement obligations	—	—	—	37	37
Unrealized loss on foreign exchange derivatives	—	—	—	(211)	(211)
Total comprehensive income					2,024
Dividends to shareholders	—	—	(565)	—	(565)
Issuance of common stock under stock purchase and award plans	13	1	402	—	403
Adjustment to deferred tax benefit recorded on adoption of SFAS No. 158	—	—	—	(17)	(17)
Repurchase of common stock	(31)	(3)	(1,541)	—	(1,544)
Excess tax benefit from exercise of stock-based awards	—	—	40	—	40
Stock-based compensation	—	—	217	—	217
Cumulative effect adjustment to retained earnings related to the adoption of FIN No. 48 (Note 12)	—	—	1	—	1
Balance April 25, 2008	1,125	$112	$11,710	$(286)	$11,536

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.

Consolidated  Statements of Cash Flows

	Fiscal Year
	2008	2007	2006
(in millions)
Operating Activities:
Net earnings	$2,231	$2,802	$2,547
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	637	583	544
Special charges	78	98	—
IPR&D charges	390	—	364
Provision for doubtful accounts	31	31	39
Stock-based compensation	217	185	25
Excess tax benefit from exercise of stock-based awards	(40)	(36)	99
Deferred income taxes	(49)	(236)	105
Change in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(461)	(326)	(217)
Inventories	30	(24)	(257)
Prepaid expenses and other assets	92	(45)	(86)
Accounts payable and accrued liabilities	61	17	(981)
Other long-term liabilities	272	(70)	38
Net cash provided by operating activities	3,489	2,979	2,220

Investing Activities:
Acquisitions, net of cash acquired	(4,221)	(8)	(285)
Purchases of intellectual property	(93)	(121)	(837)
Additions to property, plant and equipment	(513)	(573)	(407)
Purchases of marketable securities	(6,433)	(11,837)	(8,065)
Sales and maturities of marketable securities	8,557	10,894	6,627
Other investing activities, net	(87)	(56)	100
Net cash used in investing activities	(2,790)	(1,701)	(2,867)

Financing Activities:
Change in short-term borrowings, net	543	45	(18)
Payments on long-term debt	(12)	(1,880)	—
Issuance of long-term debt	300	—	5,428
Purchase of call options	—	—	(1,075)
Sale of warrants	—	—	517
Dividends to shareholders	(565)	(504)	(465)
Repurchase of common stock	(1,544)	(1,039)	(3,589)
Issuance of common stock	403	331	506
Excess tax benefit from exercise of stock-based awards	40	36	—
Net cash (used in) provided by financing activities	(835)	(3,011)	1,304
Effect of exchange rate changes on cash and cash equivalents	(60)	(5)	105

Net change in cash and cash equivalents	(196)	(1,738)	762
Cash and cash equivalents at beginning of period	1,256	2,994	2,232
Cash and cash equivalents at end of period	$1,060	$1,256	$2,994

Supplemental Cash Flow Information:
Cash paid during the year for:
Income taxes	$717	$1,034	$860
Interest	258	230	109
Supplemental noncash investing and financing activities:
Reclassification of debentures from short-term to long-term debt	$—	$94	$—
Reclassification of debentures from long-term to short-term debt	94	—	1,971

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.

Notes to Consolidated Financial Statements

(dollars in millions, except per share data)

1.	Summary of Significant Accounting Policies

Nature of Operations   Medtronic, Inc. (Medtronic or the Company) is the global leader in medical technology - alleviating pain, restoring health, and extending life for millions of people around the world. The Company provides innovative products and therapies for use by medical professionals to meet the healthcare needs of their patients. Primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes, and ear, nose, and throat conditions.

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

Fiscal Year-End   The Company utilizes a 52/53-week fiscal year, ending the last Friday in April. The Company’s fiscal years 2008, 2007, and 2006 ended on April 25, 2008, April 27, 2007, and April 28, 2006, respectively, all of which were 52-week years.

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

Investments   Investments in marketable equity securities and debt securities are classified and accounted for as available-for-sale (AFS) at April 25, 2008 and April 27, 2007. AFS debt securities are recorded at fair value in both short-term and long-term investments and AFS equity securities are recorded at fair value in long-term investments on the consolidated balance sheets. The change in fair value for AFS securities is recorded, net of taxes, as a component of accumulated other comprehensive (loss)/income on the consolidated balance sheets. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Certain of the Company’s investments in equity and other securities are long-term, strategic investments in companies that are in varied stages of development. The Company accounts for these investments under the cost or the equity method of accounting, as appropriate. The valuation of equity and other securities accounted for under the cost method considers all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. If an unrealized loss for any investment is considered to be other-than-temporary, the loss will be recognized in the consolidated statements of earnings in the period the determination is made. Equity securities accounted for under the equity method are initially recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss and dividends paid. Equity securities accounted for under both the cost and equity methods are reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company’s investment may not be recoverable. See Note 5 for discussion of the gains and losses recognized on equity and other securities.

Accounts Receivable   The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. Uncollectible accounts are written-off against the allowance when it is deemed that a customer account is uncollectible. The allowance for doubtful accounts was $99 at April 25, 2008 and $160 at April 27, 2007.

Inventories    Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances are as follows:

	April 25, 2008	April 27, 2007
Finished goods	$784	$753
Work in process	250	209
Raw materials	246	253
Total	$1,280	$1,215

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

	April 25, 2008	April 27, 2007	Lives (in years)
Land and land improvements	$123	$95	Up to 20
Buildings and leasehold improvements	1,240	1,007	Up to 40
Equipment	3,066	2,784	3-7
Construction in progress	314	423	—
Subtotal	4,743	4,309
Less: Accumulated depreciation	(2,522)	(2,247)
Property, plant and equipment, net	$2,221	$2,062

Depreciation expense of $417, $401, and $369 was recognized in fiscal years 2008, 2007, and 2006, respectively.

Goodwill   Goodwill is the excess of purchase price of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized. Goodwill is tested for impairment annually and when an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. An impairment loss is recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimated fair value is determined using a discounted future cash flows analysis. The Company completed its annual goodwill impairment test in the third quarter of fiscal years 2008, 2007, and 2006 and determined that no goodwill was impaired.

Intangible Assets   Intangible assets include patents, trademarks, and purchased technology. Intangible assets with a definite life are amortized on a straight-line or accelerated basis, as appropriate, with estimated useful lives ranging from 3 to 20 years. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. Impairment is calculated as the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted future cash flows analysis. As of April 25, 2008, all of the Company’s intangible assets are definite lived and amortized on a straight-line basis.

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

Changes in the Company’s product warranty obligations during the years ended April 25, 2008 and April 27, 2007 consisted of the following:

Balance April 28, 2006	$41
Warranty claims provision	27
Settlements made	(34)

Balance April 27, 2007	34
Warranty claims provision	22
Settlements made	(13)

Balance April 25, 2008	$43

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

Retirement Benefit Plan Assumptions   The Company sponsors various retirement benefit plans, including defined benefit pension plans, post-retirement medical plans, defined contribution savings plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. Pension benefit plan costs include assumptions for the discount rate, retirement age, compensation rate increases, and the expected return on plan assets. Post-retirement medical plan costs include assumptions for the discount rate, retirement age, expected return on plan assets, and healthcare cost trend rate assumptions.

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

Research and Development   Research and development costs are expensed when incurred. Research and development costs include costs of all basic research activities as well as other research, engineering, and technical effort required to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory expenses.

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

Stock-Based Compensation The Company’s compensation programs include share-based payments. Concurrent with the adoption of SFAS No. 123 (revised 2004), “Share Based Payment” (SFAS No. 123(R)), beginning in fiscal year 2007, all awards under share-based payment programs are accounted for at fair value and these fair values are generally amortized on a straight-line basis over the vesting terms into cost of products sold, research and development expense, and selling, general and administrative expense in the consolidated statement of earnings, as appropriate. In fiscal year 2006 and earlier years, grants under share-based payment programs were accounted for using the intrinsic value method, which measured fair value based on the difference between the quoted market price of the stock and the exercise price on the date of grant. Refer to Note 11 for additional information.

Foreign Currency Translation   Assets and liabilities are translated to U.S. dollars at period-end exchange rates, and the resulting gains and losses arising from the translation of net assets located outside the U.S. are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive (loss)/income on the consolidated balance sheets. Elements of the consolidated statements of earnings are translated at average exchange rates in effect during the period and foreign currency transaction gains and losses are included in other expense, net in the consolidated statements of earnings.

Comprehensive Income and Accumulated Other Comprehensive (Loss)/Income   In addition to net earnings, comprehensive income includes changes in foreign currency translation adjustments (including the change in current exchange rates, or spot rates, of net investment hedges), unrealized gains and losses on foreign exchange derivative contracts qualifying and designated as cash flow hedges, defined benefit pension adjustments, and unrealized gains and losses on AFS marketable securities. Comprehensive income in fiscal years 2008, 2007, and 2006 was $2,024, $2,794, and $2,552, respectively.

Presented below is a summary of activity for each component of accumulated other comprehensive (loss)/income for fiscal years 2008, 2007, and 2006:

	Unrealized Gain/(Loss) on Investments	Cumulative Translation Adjustments	Net Change in Retirement Obligations	Unrealized (Loss)/Gain on Foreign Exchange Derivatives	Accumulated Other Comprehensive (Loss)/Income
Balance April 29, 2005	$(15)	$190	$(15)	$(11)	$150
Other comprehensive (loss)/income	1	(13)	(9)	26	5

Balance April 28, 2006	(14)	177	(24)	15	155
Other comprehensive (loss)/income	20	18	24	(70)	(8)
Adoption of SFAS No. 158	—	—	(209)	—	(209)

Balance April 27, 2007	6	195	(209)	(55)	(62)
Other comprehensive (loss)/income	(47)	14	37	(211)	(207)
Adjustment to deferred tax benefit recorded on adoption of SFAS No. 158	—	—	(17)	—	(17)

Balance April 25, 2008	$(41)	$209	$(189)	$(266)	$(286)

Translation adjustments are not adjusted for income taxes as substantially all translation adjustments relate to permanent investments in non-U.S. subsidiaries. The tax (benefit)/expense on the unrealized (loss)/gain on derivatives in fiscal years 2008, 2007, and 2006 was $(132), $(38), and $14, respectively. The tax benefit on the minimum pension liability was $5 in fiscal year 2006. The minimum pension liability was eliminated at the end of fiscal year 2007 as a result of the Company’s adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS No. 158). The tax benefit related to SFAS No. 158 was $17 and $92 in fiscal years 2008 and 2007, respectively. The tax expense/(benefit) on the unrealized gain/(loss) on investments in fiscal years 2008, 2007, and 2006 was $(26), $11 and $1, respectively.

Derivatives   SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS No. 133) as amended, requires companies to recognize all derivatives as assets and liabilities on the balance sheet and to measure the instruments at fair value through earnings unless the derivative qualifies as a hedge. If the derivative is a hedge, depending on the nature of the hedge and hedge effectiveness, changes in the fair value of the derivative will either be recorded currently through earnings or recognized in accumulated other comprehensive (loss)/income on the consolidated balance sheets until the hedged item is recognized in earnings upon settlement/termination. The changes in the fair value of the derivative will offset the change in fair value of the hedged asset, liability, net investment, or probable commitment. The Company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

The Company uses derivative instruments, primarily forward exchange contracts, to manage its exposure related to foreign exchange rate changes. The Company enters into contracts with major financial institutions that change in value as foreign exchange rates change. These contracts are designated either as cash flow hedges, net investment hedges, or freestanding derivatives. It is the Company’s policy to enter into forward exchange derivative contracts only to the extent true exposures exist; the Company does not enter into forward exchange derivative contracts for speculative purposes. Principal currencies hedged are the Euro and the Japanese Yen. All derivative instruments are recorded at fair value on the consolidated balance sheets, as a component of prepaid expenses and other current assets, other long-term assets, other accrued expenses, or other long-term liabilities depending upon the gain or loss position of the contract and contract maturity date.

Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. Changes in value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive (loss)/income on the consolidated balance sheets until earnings are affected by the variability of the underlying cash flows. At that time, the applicable amount of gain or loss from the derivative instrument, that is deferred in shareholders’ equity, is reclassified to earnings and is included in other expense, net or cost of products sold in the consolidated statements of earnings, depending on the underlying transaction that is being hedged.

The purpose of net investment hedges is to hedge the long-term investment (equity) in foreign operations. The gains and losses related to the change in the forward exchange rates of the net investment hedges are recorded currently in earnings as other expense, net. The gains and losses based on changes in the current exchange rates, or spot rates, are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive (loss)/income on the consolidated balance sheets.

The Company uses forward exchange contracts to offset its exposure to the change in value of certain foreign currency denominated intercompany assets and liabilities. These forward exchange contracts are not designated as hedges, and therefore, changes in the value of these freestanding derivatives are recognized currently in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities.

In addition, the Company uses interest rate derivative instruments to manage its exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. The objective of the instruments is to more effectively balance the Company’s borrowing costs and interest rate risk. These derivative instruments are designated as fair value hedges under SFAS No. 133. Changes in the fair value of the derivative instrument are recorded in other expense, net, and are offset by gains or losses on the underlying debt instrument. Interest expense includes interest payments made or received under interest rate derivative instruments.

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

The table below sets forth the computation of basic and diluted earnings per share:

	Fiscal Year
(shares in millions)	2008	2007	2006

Numerator:
Net earnings	$2,231	$2,802	$2,547

Denominator:
Basic-weighted average shares outstanding	1,130.7	1,149.7	1,204.5
Effect of dilutive securities:
Employee stock options	9.7	9.9	10.4
Shares issuable upon conversion of Contingent Convertible Debentures	—	0.2	0.7
Other	1.7	2.0	1.7
Diluted-weighted average shares outstanding	1,142.1	1,161.8	1,217.3

Basic earnings per share	$1.97	$2.44	$2.11
Diluted earnings per share	$1.95	$2.41	$2.09

The calculation of weighted average diluted shares outstanding excludes options for approximately 22 million, 35 million and 12 million common shares in fiscal years 2008, 2007 and 2006, respectively, as the exercise price of those options was greater than the average market price, resulting in an anti-dilutive effect on diluted earnings per share.

New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about fair value measurements. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, except for the measurement of share-based payments. SFAS No. 157 does not expand the use of fair value in any new circumstances. For certain types of financial instruments, SFAS No. 157 requires a limited form of retrospective transition, whereby the cumulative impact of the change in principle is recognized in the opening balance in retained earnings in the fiscal year of adoption. All other provisions of SFAS No. 157 will be applied prospectively. On February 12, 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP FAS 157-2). FSP FAS 157-2 defers the implementation of SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities. The remainder of SFAS No. 157 is effective, for the Company, beginning in the first quarter of fiscal year 2009. The aspects that have been deferred by FSP FAS 157-2 will be effective for the Company beginning in the first quarter of fiscal year 2010. The fiscal year 2009 adoption is not expected to have a material impact on the consolidated financial statements. The Company is currently evaluating the impact that FSP FAS 157-2 will have on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158 which requires the recognition of an asset or liability for the funded status of defined benefit pension and other post-retirement benefit plans in the statement of financial position. The funded status of a defined benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation (PBO); for any other defined benefit post-retirement plan, such as a retiree healthcare plan, the benefit obligation is the accumulated post-retirement benefit obligation. The initial incremental recognition of the funded status under SFAS No. 158 of the Company’s defined pension and other post-retirement benefit plans, as well as subsequent changes in the Company’s funded status that are not included in net periodic benefit cost will be reflected in accumulated other comprehensive (loss)/income. As of April 25, 2008 and April 27, 2007, the net overfunded/(underfunded) status of the Company’s defined benefit plans was $90 and $(2), respectively, and recognition of this status upon the adoption of SFAS No. 158 resulted in an after-tax charge to shareholders’ equity of $209 in fiscal year 2007. Amounts recognized in accumulated other comprehensive (loss)/income are adjusted as they are subsequently recognized as a component of net periodic benefit cost. The method of calculating net periodic benefit cost will not change from existing guidance. SFAS No. 158 also prescribes enhanced disclosures, including current and long-term components of plan assets and liabilities, as well as amounts recognized in accumulated other comprehensive (loss)/income that will subsequently be recognized as a component of net periodic benefit cost in the following year. See Note 13 for additional information.

The funded status recognition and certain disclosure provisions of SFAS No. 158 were effective for the Company’s fiscal year ended April 27, 2007. SFAS No. 158 also requires the consistent measurement of plan assets and benefit obligations as of the date of the Company’s fiscal year-end statement of financial position effective for the Company’s fiscal year ended April 24, 2009. A select number of the Company’s plans, including the U.S. plans, currently have a January 31 measurement date. This standard will require the Company to change, in fiscal year 2009, that measurement date to match the date of the Company’s fiscal year-end. The Company does not expect a material impact on the financial condition for those plans in which the Company has not adopted the requirement to measure the plan assets and benefit obligations as of the date of the balance sheet.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will be effective for the Company at the beginning of fiscal year 2009. The Company has not elected the fair value option for eligible items that existed as of April 26, 2008.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received to Be Used in Future Research and Development Activities” (EITF No. 07-3). EITF No. 07-3 requires companies that are involved in research and development activities to defer nonrefundable advance payments for future research and development activities and to recognize those payments as goods and services are delivered. The Company will be required to assess on an ongoing basis whether or not the goods or services will be delivered and to expense the nonrefundable advance payments immediately if it is determined that delivery is unlikely. EITF No. 07-3 is effective for new arrangements entered into subsequent to April 25, 2008. The adoption of EITF No. 07-3 will not be material to the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS No. 141(R)). SFAS No. 141(R) replaces SFAS No. 141, “Business Combinations.” SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the acquiree and the goodwill acquired. Some of the key changes under SFAS No. 141(R) will impact the accounting treatment for certain specific acquisition related items including: (1) accounting for acquired in process research and development (IPR&D) as an indefinite-lived intangible asset until approved or discontinued rather than as an immediate expense; (2) expensing acquisition costs rather than adding them to the cost of an acquisition; (3) expensing restructuring costs in connection with an acquisition rather than adding them to the cost of an acquisition; (4) including the fair value of contingent consideration at the date of an acquisition in the cost of an acquisition; and (5) recording at the date of an acquisition the fair value of contingent liabilities that are more likely than not to occur. SFAS No. 141(R) also includes a substantial number of new disclosure requirements. SFAS No. 141(R) will be effective for the Company beginning fiscal year 2010 and must be applied prospectively to all new acquisitions closing on or after April 25, 2009. Early adoption of SFAS No. 141(R) is prohibited. SFAS No. 141(R) is expected to have a material impact on how the Company will identify, negotiate, and value future acquisitions and a material impact on how an acquisition will affect the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (SFAS No. 160). SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method will significantly change the accounting for partial and/or step acquisitions. SFAS No. 160 will be effective for the Company in the first quarter of fiscal year 2010. The Company is currently evaluating the impact that the adoption of SFAS No. 160 will have, but does not believe it will be material to the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” (SFAS No. 161) which will require increased disclosures about an entity’s strategies and objectives for using derivative instruments; the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Certain disclosures will also be required with respect to derivative features that are credit risk-related. SFAS No. 161 is effective for the Company beginning in the fourth quarter of fiscal year 2009 but only requires the revised disclosures on a prospective basis. Since SFAS No. 161 requires only additional disclosures about the Company’s derivatives and hedging activities, the adoption of SFAS No. 161 will not affect the Company’s consolidated financial statements.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (FSP APB 14-1). FSP APB 14-1 requires the proceeds from the issuance of such convertible debt instruments to be allocated between a liability component (issued at a discount) and an equity component. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. The change in accounting treatment is effective for the Company beginning in fiscal 2010, and will be applied retrospectively to prior periods. FSP APB 14-1 changes the accounting treatment for the Company’s $2,200 of 1.500 percent and $2,200 of 1.625 percent Senior Convertible Notes due in 2011 and 2013, respectively, which were issued in April 2006 and the $93 remaining balance of the Company’s Contingent Convertible Debentures due 2021. The Company is currently evaluating the impact of this new accounting treatment, which will result in an increase to non-cash interest expense reported in its historical financial statements. Based on a preliminary review, the Company believes historical diluted EPS would be impacted in the range of $0.06 to $0.10 per fiscal year.

2.	Special and Certain Litigation Charges

Special Charges

In fiscal year 2008, the Company recorded a special charge of $78 related to the impairment of intangible assets associated with its benign prostatic hyperplasia, or enlarged prostate, product line purchased in fiscal year 2002. The development of the market, relative to the Company’s original assumptions, has changed as a result of the broad acceptance of a new line of drugs to treat the symptoms of an enlarged prostate. After analyzing the estimated future cash flows utilizing this technology, based on the market development, the Company determined that the carrying value of these intangible assets was impaired and a write-down was necessary.

In fiscal year 2007, the Company concluded two intangible assets were fully impaired due to inadequate clinical results and the resulting delays in product development. As a result, the Company recorded a $98 special charge related to the impairments of intangible assets stemming from the July 1, 2005 acquisition of Transneuronix, Inc. (TNI) and the November 1, 2004 acquisition of Angiolink Corporation (Angiolink). TNI focused on the development of an implantable gastric stimulator to treat obesity. Angiolink focused on the development of wound closure devices for vascular procedures.

In fiscal year 2006, the Company recorded a $100 charitable donation to The Medtronic Foundation, which is a related party non-profit organization. The donation to The Medtronic Foundation was paid in the second quarter of fiscal year 2006.

Certain Litigation Charges

The Company classifies material litigation reserves recognized as certain litigation charges. In fiscal year 2008, the Company incurred certain litigation charges of $366. Of that amount, $123 relates to the settlement of certain lawsuits relating to the Marquis line of implantable cardioverter defibrillators (ICDs) and cardiac resynchronization therapy-defibrillators (CRT-Ds) that were subject to a field action announced on February 10, 2005. The remainder of the charge, $243, relates to an estimated reserve established for litigation with Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson (J&J). The Cordis litigation originated in October 1997 and pertains to a patent infringement claim on a previous generation of bare metal stents that are no longer on the market. See Note 15 for further discussion of these certain litigation charges. In May 2008, the Company paid substantially all of the settlement for certain lawsuits relating to the Marquis line of ICDs and CRT-Ds.

In fiscal year 2007, the Company reached a settlement agreement with the U.S. Department of Justice which requires the government to obtain dismissal of the two qui tam civil suits and is conditioned upon such dismissal being obtained. To resolve the matter, Medtronic has entered into a five-year corporate integrity agreement effective upon dismissal of the two suits that further strengthens its employee training and compliance systems surrounding sales and marketing practices. The settlement agreement also reflects Medtronic’s assertion that the Company and its current employees have not engaged in any wrongdoing or illegal activity. Medtronic also agreed to pay $40 pending dismissal of the related lawsuits.

There were no certain litigation charges in fiscal year 2006.

3.	Restructuring Charges

Global Realignment Initiative

In fiscal year 2008, as part of a global realignment initiative, the Company recorded a $31 restructuring charge, which consisted of employee termination costs of $27 and asset write-downs of $4. This initiative began in the fourth quarter of fiscal year 2008 and focuses on shifting resources to those areas where the Company has the greatest opportunities for growth and streamlining operations to drive operating leverage. The global realignment initiative impacts most businesses and certain corporate functions. Within the Company’s Cardiac Rhythm Disease Management (CRDM) business, the Company is reducing research and development infrastructure by closing a facility outside the U.S., reprioritizing research and development projects to focus on the core business and consolidating manufacturing operations to drive operating leverage. Within Spinal, the Company intends to reorganize and consolidate certain activities where Medtronic’s existing infrastructure, resources, and systems can be leveraged to obtain greater operational synergies. The global realignment initiative is also designed to further consolidate manufacturing of CardioVascular products, streamline distribution of products in select businesses and to reduce general and administrative costs in the Company’s corporate functions.

The asset write-downs were recorded within cost of products sold in the consolidated statement of earnings. The employee termination costs of $27 consist of severance and the associated costs of continued medical benefits, and outplacement services.

This global realignment initiative will result in charges being recognized in both the fourth quarter of fiscal year 2008 and the first quarter of fiscal year 2009, and the Company expects that when complete, will eliminate approximately 1,100 positions. Restructuring charges were recognized in the fourth quarter of fiscal year 2008 for standard severance benefits to be provided to impacted employees. In the first quarter of fiscal year 2009 the Company will recognize additional restructuring charges associated with (i) enhanced severance benefits for positions identified in the fourth quarter of fiscal year 2008, and (ii) standard and enhanced severance benefits provided for positions that were identified in the first quarter of fiscal year 2009. These incremental costs were not accrued in fiscal year 2008 because either the enhanced benefits had not yet been communicated to the impacted employees or the positions for elimination had not yet been identified.

Of the 1,100 positions that will be eliminated as part of this initiative, 560 positions were identified for elimination in the fourth quarter of fiscal year 2008 and will be achieved through voluntary and involuntary separation. Of these 560 positions identified, the majority will be eliminated in fiscal year 2009.

A summary of the activity related to the fiscal year 2008 global realignment initiative is presented below:

	Global Realignment Initiative
	Employee Termination Costs	Asset Write-downs	Total
Balance at April 27, 2007	$—	$—	$—
Restructuring charges	27	4	31
Payments/write-downs	(2)	(4)	(6)
Balance at April 25, 2008	$25	$—	$25

Fiscal Year 2007 Initiative

In fiscal year 2007, the Company recorded a $36 restructuring charge, which consisted of employee termination costs of $28 and asset write-downs of $8. These initiatives were designed to drive manufacturing efficiencies in the Company’s CardioVascular business, downsize the Physio-Control business due to the Company’s voluntary suspension of U.S. shipments, and rebalance resources within the CRDM business in response to market dynamics. The employee termination costs consist of severance and the associated costs of continued medical benefits, and outplacement services. The asset write-downs consist of a $5 charge for inventory write-downs and a $3 charge for non-inventory asset write-downs. The inventory and non-inventory asset write-downs were recorded within cost of products sold in the consolidated statement of earnings.

As a continuation of the fiscal year 2007 initiatives, in the first quarter of fiscal year 2008 the Company incurred $14 of incremental restructuring charges associated with compensation provided to employees whose employment terminated with the Company in the first quarter of fiscal year 2008. These incremental costs were not accrued in fiscal year 2007 because these benefits had not yet been communicated to the impacted employees. Included in the total $14 restructuring charge is $4 of incremental defined benefit pension and post-retirement related expense for those employees who accepted early retirement packages. These costs are not included in the table summarizing restructuring costs below because they are associated with costs that are accounted for under the pension and postretirement rules. For further discussion on the incremental defined benefit pension and post-retirement related expense, see Note 13.

When the restructuring initiative began in fiscal year 2007, the Company identified approximately 900 positions for elimination which were achieved through early retirement packages offered to employees, voluntary separation, and involuntary separation, as necessary. As of April 25, 2008, the initiatives begun in the fourth quarter of fiscal year 2007 were substantially complete.

A summary of the activity related to the fiscal year 2007 initiative is presented below:

	Fiscal Year 2007 Initiative
	Employee Termination Costs	Asset Write-downs	Total
Balance at April 28, 2006	$—	$—	$—
Restructuring charges	28	8	36
Payments/write-downs	(5)	(8)	(13)
Balance at April 27, 2007	23	—	23
Restructuring charges	10	—	10
Payments	(33)	—	(33)
Balance at April 25, 2008	$—	$—	$—

There were no restructuring charges in fiscal year 2006.

4.	Acquisitions and IPR&D Charges

When the Company acquires another company or a group of assets, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, net tangible assets, and goodwill as required by U.S. GAAP. Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of acquired businesses. The values assigned to IPR&D and other identifiable intangible assets are based on valuations that have been prepared using methodologies and valuation techniques consistent with those used by independent appraisers. These techniques include estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values utilizing an appropriate risk-adjusted rate of return (discount rate). The discount rate used is determined at the time of the acquisition in accordance with accepted valuation methods. For IPR&D, these methodologies include consideration of the risk of the project not achieving commercial feasibility and include a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

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

Fiscal Year 2008

Kyphon Acquisition

On November 2, 2007, the Company consummated the acquisition of Kyphon Inc. (Kyphon) and it became a wholly owned subsidiary of the Company. Kyphon develops and markets medical devices designed to restore and preserve spinal function using minimally invasive technology. Kyphon’s primary products are used in balloon kyphoplasty for the treatment of spinal compression fractures caused by osteoporosis or cancer, and in the interspinous process decompression procedure for treating the symptoms of lumbar spinal stenosis. It is expected that the acquisition of Kyphon will add to the growth of the Company’s existing Spinal business by extending its product offerings into some of the fastest growing product segments of the spine market, enabling the Company to provide physicians with a broader range of therapies for use at all stages of the care continuum.

Under the terms of the agreement announced on July 27, 2007, Kyphon shareholders received $71 per share in cash for each share of Kyphon common stock they owned. Total consideration for the transaction was approximately $4,203, which includes payments to Kyphon shareholders for the cancellation of outstanding shares, the assumption and settlement of existing Kyphon debt and payment of direct acquisition costs. Total debt assumed relates to Kyphon’s obligations under existing credit and term loan facilities and outstanding senior convertible notes. In addition, the total consideration includes the proceeds of unwinding the related convertible note hedges and cancellation and payment of the warrants to the hedge participants that were originally issued by Kyphon in February 2007. The transaction was financed through a combination of approximately $3,303 cash on hand, the issuance of $600 short-term commercial paper and borrowing $300 through a new long-term unsecured revolving credit facility.

The Company has accounted for the acquisition of Kyphon as a purchase under U.S. GAAP. Under the purchase method of accounting, the assets and liabilities of Kyphon were recorded as of the acquisition date, at their respective fair values, and consolidated with the Company. The break down of the purchase price of Kyphon is as follows:

Cash acquisition of Kyphon outstanding common stock	$3,300
Cash settlement of vested stock-based awards	218
Debt assumed and settled	570
Cash settlement of convertible debt warrants, net of proceeds from convertible note hedges	87
Direct acquisition costs	28
Total purchase price	$4,203

The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The purchase price has been allocated as follows:

Current assets	$367
Property, plant and equipment	39
In-process research and development	290
Other intangible assets	996
Goodwill	3,175
Other long-term assets	10
Total assets acquired	4,877

Current liabilities	359
Deferred tax liabilities	282
Other long-term liabilities	33
Total liabilities assumed	674
Net assets acquired	$4,203

In connection with the acquisition, the Company acquired $996 of intangible assets that had a weighted average useful life of approximately 10.5 years. The intangible assets include $887 of technology-based assets and $109 of tradenames with weighted average lives of 10.5 years and 11 years, respectively. Also as part of the acquisition, the Company recognized, in total, $290 and $3,175 for IPR&D and goodwill, respectively. The IPR&D was expensed on the date of acquisition. Various factors contributed to the establishment of goodwill, including: the benefit of adding existing Medtronic products to the portfolio of products already sold by Kyphon sales representatives; the value of Kyphon’s highly trained assembled workforce; and the expected revenue growth that is attributable to expanded indications and increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

The $290 IPR&D charge primarily relates to three projects: 1) future launch of the balloon kyphoplasty (kyphoplasty) procedure into the Japanese market, 2) future launch of the Aperius product into the U.S. market, and 3) the development of the next generation kyphoplasty balloon technology. Kyphoplasty is Kyphon’s minimally invasive approach to treat spinal fractures including vertebral compression fractures due to osteoporosis and cancer. Aperius is Kyphon’s internally developed interspinous spacing device which provides a minimally invasive approach to treat lumbar spinal stenosis. For purposes of valuing the acquired IPR&D, the Company estimated total costs to complete of approximately $19.

As required, the Company recognized a $34 fair value adjustment related to inventory acquired from Kyphon. Inventory fair value is defined as the estimated selling price less the sum of (a) cost to complete (b) direct costs to sell and (c) a reasonable profit allowance for the selling effort. The $34 fair value adjustment was fully expensed through cost of products sold during the third quarter of fiscal year 2008, which reflects the estimated period over which the acquired inventory was sold to customers.

In connection with the acquisition, the Company began to assess and formulate a plan for the elimination of duplicative positions, employee relocations, the exit of certain facilities and the termination of certain contractual obligations. The purchase accounting liabilities recorded in connection with these activities were approximately $68 and included approximately $48 for termination benefits and employee relocation and approximately $20 of estimated costs to cancel contractual obligations. The remaining balance of these liabilities as of April 25, 2008 was approximately $63. The Company continues to assess these liabilities and until the plan is finalized and the integration activities are complete, the allocation of the purchase price is subject to adjustment.

The Company’s consolidated financial statements include Kyphon’s operating results from the date of acquisition, November 2, 2007. The following unaudited pro forma information sets forth the combined results of Medtronic’s and Kyphon’s operations for fiscal years 2008 and 2007, as if the acquisition had occurred at the beginning of each of the periods presented. The unaudited pro forma results of operations for the fiscal year ending April 25, 2008 is comprised of (i) Kyphon’s historical financial information for the six months ended September 30, 2007, (ii) Medtronic’s historical financial information for the six months ended October 27, 2007 and (iii) the Company’s actual results for the six month period comprised of the three months ended January 25, 2008 and the three months ended April 25, 2008. The unaudited pro forma results of operations for the fiscal year ended April 27, 2007 include the results of Medtronic’s historical financial information for Medtronic’s fiscal year 2007 and the operations for Kyphon for the twelve month period ended March 31, 2007.

The pro forma information gives effect to actual operating results prior to the acquisition, adjusted to reflect, among other things, reduced interest income, additional intangible asset amortization and interest expense that would have resulted from the change in the accounting basis of certain assets and liabilities due to the acquisition. Pro forma adjustments are tax-effected at the Company’s statutory tax rate. No effect has been given to cost reductions or operating synergies in this presentation. These pro forma amounts are not necessarily indicative of the results that would have been obtained if the acquisition had occurred as of the beginning of the periods presented or that may occur in the future, and does not reflect future synergies, integration costs, or other such costs or savings. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only.

	Fiscal Year
	2008	2007
Net sales	$13,804	$12,744
Net earnings	$2,093	$2,321

Earnings per share:
Basic	$1.85	$2.02
Diluted	$1.83	$2.00

The unaudited pro forma financial information for fiscal year 2008 and 2007 include a $290 IPR&D charge and a $34 increase in cost of products sold related to the step-up to fair value of inventory acquired, both of which are non-recurring.

Other Acquisitions and IPR&D Charges

On April 15, 2008, the Company recorded an IPR&D charge of $42 related to the acquisition of NDI Medical (NDI), a development stage company focused on commercially developing technology to stimulate the dorsal genital nerve as a means to treat urinary incontinence. Total consideration for NDI was approximately $42 which included $39 in cash and the forgiveness of $3 of pre-existing loans provided to NDI. The acquisition will provide the Company with exclusive rights to develop and use NDI’s technology in the treatment of urinary urge incontinence. This payment was expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology has no future alternative use.

On November 1, 2007, the Company recorded an IPR&D charge of $20 related to the acquisition of Setagon, Inc. (Setagon), a development stage company focused on commercially developing metallic nanoporous surface modification technology. The acquisition will provide the Company with exclusive rights to use and develop Setagon’s Controllable Elution Systems technology in the treatment of cardiovascular disease. Total consideration for Setagon was approximately $20 in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones. This payment was expensed as IPR&D since technological feasibility of the underlying project had not yet been reached and such technology has no future alternative use.

On June 25, 2007, the Company exercised a purchase option and acquired substantially all of the O-arm Imaging System (O-arm) assets of Breakaway Imaging, LLC (Breakaway), a privately held company. Prior to the acquisition, the Company had the exclusive rights to distribute and market the O-arm. The O-arm provides multi-dimensional surgical imaging for use in spinal and orthopedic surgical procedures. The acquisition is expected to bring the O-arm into a broad portfolio of image guided surgical solutions. Total consideration for Breakaway was approximately $26 in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones.

In connection with the acquisition of Breakaway, the Company acquired $22 of technology-based intangible assets that had an estimated useful life of 15 years at the time of acquisition, $1 of tangible assets, and $3 of goodwill. The goodwill is deductible for tax purposes. The pro forma impact of the acquisition of Breakaway was not significant to the results of the Company for the fiscal years 2008 and 2007.

Additionally, during fiscal year 2008, the Company recorded IPR&D charges of $25 related to a milestone payment under the existing terms of a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. and $13 for unrelated purchases of certain intellectual property. These payments were expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology has no future alternative use.

Fiscal Year 2007

On March 26, 2007, the Company acquired manufacturing assets, know-how, and an exclusive license to intellectual property related to the manufacture and distribution of EndoSheath products from Vision–Sciences, Inc. (VSI), which was accounted for as a purchase of assets. The license acquired from VSI expanded the Company’s existing U.S. distribution rights of EndoSheath products to worldwide distribution rights. The EndoSheath is a sterile disposable sheath that fits over a fiberoptic endoscope preventing contamination of the scope during procedures and allowing reuse of the scope without further sterilization. The consideration paid was $27 in cash which was primarily allocated to technology-based intangible assets with an estimated useful life of 10 years at the time of acquisition. The purchase price is subject to increases triggered by the achievement of certain milestones.

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

On July 25, 2006, the Company acquired substantially all of the assets of Odin Medical Technologies, Ltd. (Odin), a privately held company. Prior to the acquisition, the Company had an equity investment in Odin, which was accounted for under the cost method of accounting. Odin focused on the manufacture of the PoleStar intra-operative Magnetic Resonance Image (iMRI)-Guidance System which was already exclusively distributed by the Company. This acquisition was expected to help the Company further drive the acceptance of iMRI guidance in neurosurgery. The consideration for Odin was approximately $21, which included $6 in upfront cash and a $2 milestone payment made in the three months ended October 27, 2006. The $8 in net cash paid resulted from the $21 in consideration less the value of the Company’s prior investment in Odin and Odin’s existing cash balance. In connection with the acquisition of Odin, the Company acquired $9 of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition. Total goodwill was $12 and was deductible for tax purposes. The results of operations related to Odin have been included in the Company’s consolidated statements of earnings since the date of the acquisition. The pro forma impact of Odin was not significant to the results of the Company for the fiscal year ended April 27, 2007.

Fiscal Year 2006

On August 26, 2005, the Company acquired all the outstanding stock of Image-Guided Neurologics, Inc. (IGN), a privately held company. Prior to the acquisition, the Company had an equity investment in IGN, which was accounted for under the cost method of accounting. IGN specialized in precision navigation and delivery technologies for brain surgery. The IGN product line includes the NexFrame disposable, “frameless” sterotactic head frame, which is used in conjunction with image-guided surgery systems during deep brain stimulation. This acquisition complements the Company’s position in deep brain stimulation by offering instruments that simplify the procedure for surgeons and improve patient comfort during surgery. The total consideration for IGN was approximately $65, which includes $58 in net cash paid. The $58 in net cash paid results from the $65 in consideration less the value of the Company’s prior investment in IGN and IGN’s existing cash balance. As a result of the acquisition of IGN, the Company acquired $22 of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition. Goodwill of $41 was not deductible for tax purposes.

The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Current assets	$3
Property, plant and equipment	1
Other intangible assets	22
Goodwill	41
Total assets acquired	67

Current liabilities	1
Deferred tax liability – long term	1
Total liabilities assumed	2
Net assets acquired	$65

On July 1, 2005, the Company acquired all of the outstanding stock of TNI, a privately held company. Prior to the acquisition, the Company had an equity investment in TNI, which was accounted for under the cost method of accounting. TNI focused on the development of an implantable gastric stimulator to treat obesity. This acquisition was expected to complement the Company’s strategy to deliver therapeutic solutions for the worldwide challenges of obesity. The consideration for TNI was approximately $269, which included $227 in net cash paid. The $227 in net cash paid resulted from the $269 in consideration less the value of the Company’s prior investment in TNI and TNI’s existing cash balance. The purchase price is subject to increases triggered by the achievement of certain milestones. As a result of the acquisition of TNI, the Company acquired $55 of intangible assets of which $54 were technology-based intangible assets that had an estimated useful life of 15 years at the time of acquisition and $169 of IPR&D that was expensed on the date of acquisition related to a product being developed for the treatment of obesity by stimulation of the stomach that had not yet reached technological feasibility and for which no future alternative use had been identified. Goodwill of $51 was not deductible for tax purposes. In fiscal year 2007, the Company recognized an impairment charge related to the intangible assets acquired from TNI. See discussion in Note 2 for further information.

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

On May 18, 2005, the Company acquired substantially all of the spine-related intellectual property and related contracts, rights, and tangible materials owned by Gary Michelson, M.D. and Karlin Technology, Inc. (Michelson) and settled all outstanding litigation and disputes between Michelson and the Company. The acquired patents pertain to novel spinal technology and techniques that have both current application and the potential for future patentable commercial products. The agreement requires the payment of total consideration of $1,350 for (i) the purchase of a portfolio of more than 100 issued U.S. patents, (ii) over 110 pending U.S. patent applications and numerous foreign counterparts to these patents and patent applications, and (iii) the settlement of all litigation. A value of $550 was assigned to the settlement of past damages between the parties and was recorded as an expense in the fourth quarter of fiscal year 2005. The remaining consideration, including $3 of direct acquisition costs, was allocated between $628 of acquired technology based intangible assets that had an estimated useful life of 17 years at the time of acquisition and $175 of IPR&D that was expensed on the date of acquisition related to spinal technology based devices that had not yet reached technological feasibility and had no future alternative use. The patents pertain to novel spinal technology and techniques that have the potential for future patentable commercial products in the area of spinal surgery. During the first quarter of fiscal year 2006, the Company paid $1,320 and committed to three future installments of $10 to be paid in May 2006, 2007, and 2008. The future installments of $10 were paid in May 2006, 2007 and 2008.

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

Contingent Consideration

Certain of the Company’s acquisitions involve the potential for the payment of future contingent consideration upon the achievement of certain product development milestones and/or various other favorable operating conditions. While it is not certain if and/or when these payments will be made, the Company has developed an estimate of the potential contingent consideration for each of its acquisitions with an outstanding potential obligation. At April 25, 2008, the estimated potential amount of future contingent consideration that the Company is expected to pay associated with all acquisitions is approximately $131. The milestones associated with the contingent consideration must be reached in future periods ranging from fiscal years 2009 to 2016 in order for the consideration to be paid.

5.	Investments

The carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

Information regarding the Company’s short-term and long-term investments at April 25, 2008 is as follows:

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities	$942	$2	$(15)	$929
Auction rate securities	198	—	(22)	176
Mortgage backed securities	693	3	(17)	679
Government and agency securities	478	1	(3)	476
Other asset backed securities	382	1	(12)	371
Marketable equity securities	14	—	(1)	13
Cost method, equity method and other investments	231	—	—	231
Total short-term and long-term investments	$2,938	$7	$(70)	$2,875

Information regarding the Company’s short-term and long-term investments at April 27, 2007 is as follows:

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities	$1,578	$1	$(3)	$1,576
Auction rate securities	870	—	—	870
Mortgage backed securities	887	2	(4)	885
Government and agency securities	831	1	(2)	830
Certificates of deposit	110	—	—	110
Other asset backed securities	555	1	(1)	555
Marketable equity securities	11	16	(1)	26
Cost method, equity method and other investments	173	—	—	173
Total short-term and long-term investments	$5,015	$21	$(11)	$5,025

Activity related to the Company’s short-term and long-term investment portfolio is as follows:

	Fiscal Year
	2008		2007		2006
	Debt (1)	Equity (2)	Debt (1)	Equity (2)	Debt (1)	Equity (2)
Proceeds from sales	$8,531	$26	$10,870	$24	$6,620	$7
Gross realized gains	$31	$16	$3	$16	$—	$—
Gross realized losses	$(5)	$—	$(1)	$—	$(1)	$—
Impairment losses recognized	$3	$4	$—	$26	$—	$45

(1)	Includes AFS debt securities.
(2)	Includes marketable equity securities, cost method, equity method, and other investments.

The April 25, 2008 balance of AFS debt securities by contractual maturity is shown in the following table. Within the table, maturities of mortgage-backed securities have been allocated based upon timing of estimated cash flows, assuming no change in the current interest rate environment. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

April 25, 2008
Due in one year or less	$701
Due after one year through five years	1,657
Due after five years through ten years	77
Due after ten years	196
Total debt securities	$2,631

As of April 25, 2008, the Company has $116 in debt securities that have been in an unrealized loss position for more than twelve months. The aggregate amount of unrealized losses for these investments is $6. These investments are in high quality, investment grade securities. The Company does not consider these unrealized losses to be other-than-temporary as it has the intent and ability to hold these investments long enough to avoid realizing any significant losses. The total fair value of all investments currently in an unrealized loss position as of April 25, 2008 is $1,683.

The Company has investments in marketable debt securities that are classified and accounted for as available-for-sale. The Company’s debt securities include government securities, commercial paper, corporate bonds, bank certificates of deposit, and mortgage backed and other asset backed securities including auction rate securities. Market conditions during the third and fourth quarters of fiscal year 2008 and subsequent to the Company’s fiscal year-end continue to indicate significant uncertainty on the part of investors on the economic outlook for the U.S. and for financial institutions that have potential exposure to the sub-prime housing market. This uncertainty has created reduced liquidity across the fixed income investment market, including certain securities in which the Company has invested. As a result, some of the Company’s investments have experienced reduced liquidity including unsuccessful monthly auctions for auction rate security holdings. As of April 25, 2008, all of the investments in auction rate fixed income securities have been reclassified from short-term investments to long-term investments on the consolidated balance sheet due to the fact that they are currently not trading, and current conditions in the general debt markets have reduced the likelihood that the securities will successfully auction within the next 12 months. Auction rate securities that did not successfully auction reset to the maximum rate as prescribed in the underlying indenture and all of the Company’s holdings continue to be current with their interest payments.

For the fiscal year ended April 25, 2008, the Company recognized a $3 impairment loss on AFS debt securities. Based on the Company’s assessment of the credit quality of the underlying collateral and credit support available to each of the remaining securities in which invested, the Company believes no other-than-temporary impairment has occurred as the Company has the ability and the intent to hold these investments long enough to avoid realizing any significant loss.

As of April 25, 2008 and April 27, 2007, the aggregate carrying amount of equity and other securities without a quoted market price and accounted for using the cost or equity method was $231 and $173, respectively. The total carrying value of these investments is reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company’s investment may not be recoverable. The fair value of cost or equity method investments is not estimated if there are no identified events or changes in circumstances that may have a material adverse effect on the fair value of the investment.

Gains and losses recognized on debt instruments are recorded in interest income, net in the consolidated statements of earnings. Gains and losses recognized on equity instruments are recorded in other expense, net in the consolidated statements of earnings. Gains and losses from the sale of investments are calculated based on the specific identification method.

The Company lends certain fixed income securities to enhance its investment income. These lending activities are collateralized at an average rate of 103 percent, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 25, 2008 and April 27, 2007 was $610 and $1,318, respectively.

6.	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for fiscal years 2008 and 2007 are as follows:

	Fiscal Year
	2008	2007
Beginning balance	$4,327	$4,346
Goodwill as a result of acquisitions	3,178	16
Purchase accounting adjustments, net (1)	(10)	(41)
Currency adjustment, net	24	6
Ending balance	$7,519	$4,327

(1)	Fiscal years 2008 and 2007 included $10 and $41, respectively, related to the reversal of tax valuation allowances on deferred tax assets previously established with certain acquisitions.

The Company completed its fiscal years 2008, 2007, and 2006 impairment tests of all goodwill and concluded there were no impairments.

Balances of acquired intangible assets, excluding goodwill, are as follows:

	Purchased Technology and Patents	Trademarks and Tradenames	Other	Total
Amortizable intangible assets as of April 25, 2008:
Original cost	$2,538	$373	$244	$3,155
Accumulated amortization	(616)	(181)	(165)	(962)
Carrying value	$1,922	$192	$79	$2,193

Weighted average original life (in years)	14.0	10.3	9.7

Amortizable intangible assets as of April 27, 2007:
Original cost	$1,754	$265	$217	$2,236
Accumulated amortization	(519)	(150)	(134)	(803)
Carrying value	$1,235	$115	$83	$1,433

Weighted average original life (in years)	14.5	10.0	10.2

Amortization expense for fiscal years 2008, 2007, and 2006 was $220, $182, and $175, respectively. See Note 2 for discussion of the special charges recorded in fiscal year 2008 and the impact on the above balances.

Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets is as follows:

Fiscal Year	Amortization Expense
2009	$248
2010	250
2011	236
2012	212
2013	197
Thereafter	1,050
$2,193

7.	Financing Arrangements

Debt consisted of the following:

		April 25, 2008		April 27, 2007
	Maturity by Fiscal Year	Payable	Average Interest Rate	Payable	Average Interest Rate
Short-Term Borrowings:
Contingent convertible debentures	2009-2022	$94	1.25%	$—	—
Bank borrowings	2009	175	0.87%	255	0.83%
Commercial paper	2009	874	2.42%	249	5.29%
Capital lease obligations	2009	11	5.33%	5	5.19%
Total Short-Term Borrowings		$1,154		$509

Long-Term Debt:
Contingent convertible debentures	2010-2022	$—	—	$94	1.25%
Five-year senior convertible notes	2011	2,200	1.50%	2,200	1.50%
Five-year senior notes	2011	400	4.38%	400	4.38%
New credit agreement	2011	300	2.90%	—	—
Seven-year senior convertible notes	2013	2,200	1.63%	2,200	1.63%
Ten-year senior notes	2016	600	4.75%	600	4.75%
Interest rate swaps	2011/2016	35	2.04%	—	4.81%
Capital lease obligations	2009-2014	67	5.37%	84	5.38%
Total Long-Term Debt		$5,802		$5,578

Senior Convertible Notes   In April 2006, the Company issued $2,200 of 1.500 percent Senior Convertible Notes due 2011 and $2,200 of 1.625 percent Senior Convertible Notes due 2013 (collectively, the Senior Convertible Notes). The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year. The Senior Convertible Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes have an initial conversion price of $56.14 per share. The Senior Convertible Notes may only be converted: (i) during any calendar quarter if the closing price of the Company’s common stock reaches 140 percent of the conversion price for 20 trading days during a specified period, or (ii) if specified distributions to holders of the Company’s common stock are made or specified corporate transactions occur, or (iii) during the last month prior to maturity of the applicable notes. Upon conversion, a holder would receive: (i) cash equal to the lesser of the principal amount of the note or the conversion value and (ii) to the extent the conversion value exceeds the principal amount of the note, shares of the Company’s common stock, cash, or a combination of common stock and cash, at the Company’s option. In addition, upon a change in control, as defined, the holders may require the Company to purchase for cash all or a portion of their notes for 100 percent of the principal amount of the notes plus accrued and unpaid interest, if any, plus a number of additional make-whole shares of the Company’s common stock, as set forth in the applicable indenture. The indentures under which the Senior Convertible Notes were issued contain customary covenants. A total of $2,500 of the net proceeds from these note issuances were used to repurchase common stock. As of April 25, 2008, pursuant to provisions in the indentures relating to the Company’s increase of its quarterly dividend to shareholders, the conversion rates for each of the Senior Convertible Notes is now 17.8715, which correspondingly changed the conversion price per share for each of the Senior Convertible Notes to $55.96.

Under EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF No. 00-19), the notes are accounted for similar to traditional convertible debt (that is, as a combined instrument) because the conversion spread meets the requirements of EITF No. 00-19, including the provisions contained in paragraphs 12–32 of EITF No. 00-19. Accordingly, the “conversion spread” is not separated as a derivative.

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

In separate transactions, the Company sold warrants to issue shares of the Company’s common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41 million shares of the Company’s common stock may be settled over a specified period beginning in July 2011 and warrants for 41 million shares of the Company’s common stock may be settled over a specified period beginning in July 2013 (the “settlement dates”). If the average price of the Company’s common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of the Company’s common stock. Proceeds received from the issuance of the warrants totaled approximately $517 and were recorded as an addition to shareholders’ equity. In April 2008, certain of the holders requested adjustment to the exercise price of the warrants from $76.47 to $76.30 pursuant to the anti-dilution provisions of the warrants relating to the Company’s payment of dividends to common shareholders.

EITF No. 00-19 provides that contracts are initially classified as equity if (1) the Contract requires physical settlement or net-share settlement, or (2) the Contract gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The settlement terms of the Company’s purchased call options and sold warrant contracts provide for net cash settlement for the particular contract or net share settlement, depending on the method of settlement, as discussed above, which is at the option of Medtronic. Based on the guidance from EITF No. 00-19 and SFAS No. 133, the purchased call option contracts were recorded as a reduction of equity and the warrants were recorded as an addition to equity as of the trade date. SFAS No. 133 states that a reporting entity shall not consider contracts to be derivative instruments if the contract issued or held by the reporting entity is both indexed to its own stock and classified in shareholders’ equity in its statement of financial position. The Company concluded the purchased call option contracts and the warrant contracts should be accounted for in shareholders’ equity.

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

In November 2005, the Company entered into a five year interest rate swap agreement with a notional amount of $200. This interest rate swap agreement was designated as a fair value hedge of the changes in fair value of a portion of the Company’s fixed-rate $400 Senior Notes due 2010. The Company pays variable interest equal to the three-month London Interbank Offered Rate (LIBOR) minus 55 basis points and it receives a fixed interest rate of 4.375 percent. The outstanding market value of this swap agreement was an $8 unrealized gain at April 25, 2008. The unrealized gain of $8 at April 25, 2008 is recorded in long-term debt with the offset recorded in other long-term assets on the consolidated balance sheets. There was no unrealized gain or loss at April 27, 2007.

In June 2007, the Company entered into an eight year interest rate swap agreement with a notional amount of $300. This interest rate swap agreement was designated as a fair value hedge of the changes in fair value of a portion of the Company’s fixed-rate $600 Senior Notes due 2015. The Company pays variable interest equal to the three-month London LIBOR minus 90 basis points and it receives a fixed interest rate of 4.750 percent. The outstanding market value of this swap agreement was a $27 unrealized gain at April 25, 2008. The unrealized gain of $27 at April 25, 2008 is recorded in long-term debt with the offset recorded in other long-term assets on the consolidated balance sheets.

Contingent Convertible Debentures   In September 2001, the Company completed a $2,013 private placement of 1.250 percent Contingent Convertible Debentures due September 2021 (Old Debentures). Interest is payable semi-annually. Each Old Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Old Debentures are not convertible before their final maturity unless the closing price of the Company’s common stock reaches 110 percent of the conversion price for 20 trading days during a consecutive 30 trading day period. In September 2002 and 2004, as a result of certain holders of the Old Debentures exercising their put options, the Company repurchased $39 and $1, respectively, of the Old Debentures for cash. On January 24, 2005, the Company completed an exchange offer whereby holders of approximately $1,930 of the total principal amount of the Old Debentures exchanged their existing securities for an equal principal amount of 1.250 percent Contingent Convertible Debentures, Series B due 2021 (New Debentures), as described below. Following the completion of the exchange offer, the Company repurchased approximately $2 of the Old Debentures for cash.

The terms of the New Debentures are consistent with the terms of the Old Debentures noted above, except that: (i) the New Debentures require the Company to settle all conversions for a combination of cash and shares of the Company’s common stock, if any, in lieu of only shares. Upon conversion of the New Debentures the Company will pay holders cash equal to the lesser of the principal amount of the New Debentures or their conversion value, and shares of the Company’s common stock to the extent the conversion value exceeds the principal amount of the New Debentures; and (ii) the New Debentures require the Company to pay only cash (in lieu of shares of the Company’s common stock or a combination of cash and shares of the Company’s common stock) when the Company repurchases the New Debentures at the option of the holder or when the Company repurchases the New Debentures in connection with a change of control.

In September 2006, as a result of certain holders of the New Debentures and Old Debentures exercising their put options, the Company repurchased $1,835 of the New Debentures for cash and $42 of the Old Debentures for cash. The Company may be required to repurchase the remaining debentures at the option of the holders in September 2008, 2011, or 2016. Twelve months prior to the put options becoming exercisable, the remaining balance of the New Debentures and the Old Debentures will be classified as short-term borrowings. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt. Accordingly, during the second quarter of fiscal year 2008, $93 of New Debentures and $1 of the Old Debentures were reclassified from long-term debt to short-term borrowings due to the put option becoming exercisable in September 2008. For put options exercised by the holders of the New Debentures and the Old Debentures, the purchase price is equal to the principal amount of the applicable debenture plus any accrued and unpaid interest thereon to the repurchase date. If the put option is exercised, the Company will pay holders the repurchase price solely in cash (or, for the Old Debentures, in cash or stock at the Company’s option). As of April 25, 2008, approximately $93 aggregate principal amount of New Debentures remain outstanding and approximately $1 aggregate principal amount of Old Debentures remain outstanding. The Company can redeem the debentures for cash at any time.

Commercial Paper   The Company maintains a commercial paper program that allows the Company to have a maximum of $2,250 in commercial paper outstanding, with maturities up to 364 days from the date of issuance. At April 25, 2008 and April 27, 2007, outstanding commercial paper totaled $874 and $249, respectively. During fiscal years 2008 and 2007, the weighted average original maturity of the commercial paper outstanding was approximately 35 and 56 days, respectively, and the weighted average interest rate was 4.46 percent and 5.26 percent, respectively.

Bank Borrowings   Bank borrowings consist primarily of borrowings from non-U.S. banks at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

Credit Arrangements   The Company has existing unsecured lines of credit of approximately $2,795 with various banks at April 25, 2008. The existing lines of credit include a five-year $1,750 syndicated credit facility dated December 20, 2006 that will expire on December 20, 2011 (Credit Facility). The Credit Facility provides backup funding for the commercial paper program and may also be used for general corporate purposes.

The Credit Facility provides the Company with the ability to increase its capacity by an additional $500 at any time during the life of the five-year term of the agreement. The Company can also request the extension of the Credit Facility maturity date for one additional year on December 20, 2008, the second anniversary of the date of this facility.

Interest rates on these borrowings are determined by a pricing matrix, based on the Company’s long-term debt ratings, assigned by Standard and Poor’s Ratings Group and Moody’s Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates.

On November 2, 2007, the Company entered into a new Credit Agreement (the “New Credit Agreement”) with the Bank of Tokyo-Mitsubishi UFJ, Ltd. (the “New Lender”). The New Credit Agreement provides for a $300 unsecured revolving credit facility (the “New Facility”) maturing November 2, 2010. In addition to certain initial fees, the Company is obligated to pay a commitment fee based on the total revolving commitment. Interest rates on these borrowings are determined by a pricing matrix, based on the Company’s long-term debt ratings, assigned by Standard and Poor’s Ratings Group and Moody’s Investors Service. The New Credit Agreement contains customary representations and warranties of the Company as well as affirmative covenants regarding the Company. Upon the occurrence of an event of default as defined under the New Credit Agreement, the New Lender could elect to declare all amounts outstanding under the New Facility to be immediately due and payable.

As of April 25, 2008 and April 27, 2007, $300 and $0, respectively, were outstanding on all available lines of credit.

Maturities of long-term debt, including capital leases, for the next five fiscal years are as follows:

Fiscal Year	Obligation
2009	$11
2010	13
2011	2,924
2012	17
2013	2,220
Thereafter	628
Total long-term debt	5,813
Less: Current portion of long-term debt	11
Long-term portion of long-term debt	$5,802

The Company has entered into agreements to sell specific pools of receivables in Italy in the amount of $0, $37, and $53 in fiscal years 2008, 2007, and 2006, respectively. The discount cost related to the receivable sales was insignificant and recorded in interest income, net in the consolidated statements of earnings.

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

Notional amounts of these contracts outstanding at April 25, 2008 and April 27, 2007 were $6,613 and $5,372, respectively. All derivative instruments are recorded at fair value on the consolidated balance sheets, as a component of prepaid expenses and other current assets, other long-term assets, other accrued expenses, or other long-term liabilities depending upon the gain or loss position of the contract and contract maturity date. Aggregate foreign currency gains/(losses) were $(134), $22, and $52, in fiscal years 2008, 2007 and 2006, respectively. These gains/(losses), which were offset by gains/(losses) on the related assets, liabilities, and transactions being hedged, were recorded in either other expense, net or cost of products sold in the consolidated statements of earnings. As a result of hedging inventory-related forecasted transactions, the Company recognized gains/(losses) of $14, $1, and $(40) in cost of products sold in the consolidated statements of earnings in fiscal years 2008, 2007, and 2006, respectively; the remaining $(148), $21, and $92 was recognized in other expense, net in the consolidated statements of earnings for fiscal years 2008, 2007, and 2006, respectively.

Freestanding Derivative Forward Contracts

Freestanding derivative forward contracts are used to offset the Company’s exposure to the change in value of certain foreign currency denominated intercompany assets and liabilities. These derivatives are not designated as hedges, and, therefore, changes in the value of these forward contracts are recognized currently in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities. The aggregate foreign currency transaction losses were $7, $9, and $3 in fiscal years 2008, 2007, and 2006, respectively, and are recognized in other expense, net in the consolidated statements of earnings.

Net Investment Hedges

Net investment hedges are used to hedge the long-term investment (equity) in foreign operations. Net gains/(losses) related to changes in the current rates, or spot rates, were $(143), $(41), and $57 during fiscal years 2008, 2007, and 2006, respectively, and recorded as a cumulative translation adjustment, a component of accumulated other comprehensive (loss)/ income on the consolidated balance sheets. Net gains associated with changes in forward rates of the contracts totaled $19, $23, and $15 in fiscal years 2008, 2007, and 2006, respectively, and are reflected in other expense, net in the consolidated statements of earnings.

Cash Flow Hedges

Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions, denominated in a foreign currency, that will take place in the future. Net unrealized losses related to the Company’s outstanding cash flow hedges totaled $(266) and $(55) in fiscal years 2008 and 2007, respectively, and were recorded in accumulated other comprehensive (loss)/income on the consolidated balance sheets. During fiscal years 2008, 2007, and 2006, the Company’s net gains/(losses) related to the settlement of cash flow hedges were $(146), $8, and $40, respectively. In fiscal years 2008, 2007, and 2006, gains/(losses) of $(160), $7, and $80 were recorded as other expense, net and gains/(losses) of $14, $1, and $(40) were recorded in cost of products sold in the consolidated statements of earnings. No gains or losses relating to ineffectiveness of cash flow hedges were recognized in earnings during fiscal years 2008, 2007, and 2006. No components of the hedge contracts were excluded in the measurement of hedge ineffectiveness and no hedges were derecognized or discontinued during fiscal years 2008, 2007, and 2006. All cash flow hedges outstanding at April 25, 2008 mature within the subsequent 36-month period.

The following table summarizes activity in accumulated other comprehensive (loss)/income related to all derivatives classified as cash flow hedges in fiscal years 2008, 2007, and 2006 (amounts are net of tax):

Accumulated derivative losses, April 29, 2005	$(11)
Net gains reclassified to earnings	(14)
Change in fair value of hedges	40

Accumulated derivative gains, April 28, 2006	$15
Net gains reclassified to earnings	(11)
Change in fair value of hedges	(59)

Accumulated derivative losses, April 27, 2007	$(55)
Net losses reclassified to earnings	96
Change in fair value of hedges	(307)

Accumulated derivative losses, April 25, 2008	$(266)

The Company expects that the $163, net of tax, in accumulated derivative losses at April 25, 2008 will be reflected in the consolidated statements of earnings over the next twelve months.

Fair Value Hedges

Interest rate derivative instruments designated as fair value hedges are designed to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. The Company currently has two outstanding interest rate derivatives, one from November 2005 which is a five year interest swap agreement and one from June 2007 that is an eight year interest rate swap agreement. See Note 7 for further information on the interest rate derivatives.

During fiscal years 2008, 2007, and 2006, the Company did not have any ineffective fair value hedging instruments. In addition, the Company did not recognize any gains or losses during fiscal years 2008, 2007, and 2006 on firm commitments that no longer qualify as fair value hedges.

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with national healthcare systems in many countries. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of the economies of those countries. As of April 25, 2008 and April 27, 2007, no customer represented more than 10 percent of the outstanding accounts receivable.

9.	Interest Income, Net

Interest income and interest expense for fiscal years 2008, 2007 and 2006 are as follows:

	Fiscal Year
	2008	2007	2006
Interest income	$(364)	$(382)	$(203)
Interest expense	255	228	116
Interest income, net	$(109)	$(154)	$(87)

Interest income includes interest earned on cash and cash equivalents, short- and long-term investments and the net realized gains or losses on the sale of AFS debt securities.

Interest expense includes the expense associated with the interest that the Company pays on outstanding borrowings, including short- and long-term instruments, and the amortization of debt issuance costs.

10.	Shareholders’ Equity

Repurchase of Common Stock    In October 2005 and June 2007, the Company’s Board of Directors authorized the repurchase of 40 million and 50 million shares of the Company’s stock, respectively. In addition, in April 2006, the Board of Directors made a special authorization for the repurchase of up to 50 million shares in connection with the $4,400 Senior Convertible Note offering (see Note 7 for further discussion). Shares are repurchased from time to time to support the Company’s stock-based compensation programs and to take advantage of favorable market conditions. The Company repurchased approximately 30.7 million and 21.7 million shares at an average price of $50.28 and $47.83, respectively, during fiscal years 2008 and 2007. The amounts disclosed as repurchased for fiscal year 2007 include 544,224 shares that the Company obtained as part of the final settlement of the previously announced and executed accelerated share repurchase program. Excluding the shares obtained in the settlement of the accelerated share repurchase program, for fiscal year 2007 the Company repurchased 21.2 million shares at an average price of $49.06. As of April 25, 2008, the Company has approximately 34.3 million shares remaining under the buyback authorizations. The Company accounts for repurchases of common stock using the par value method and shares repurchased are cancelled.

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

Effective April 29, 2006, the Company adopted SFAS No. 123(R) which replaced SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123) and supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB Opinion No. 25). Under the fair value recognition provisions of SFAS No. 123(R), the Company measures stock-based compensation cost at the grant date based on the fair value of the award and recognizes the compensation expense over the requisite service period, which is generally the vesting period. The Company elected the modified-prospective method of adopting SFAS No. 123(R), under which prior periods are not retroactively restated. The provisions of SFAS No. 123(R) apply to awards granted after the April 29, 2006 effective date. Stock-based compensation expense for the non-vested portion of awards granted prior to the effective date is being recognized over the remaining service period using the fair-value based compensation cost estimated for SFAS No. 123 pro forma disclosures.

Stock Options   Stock option awards are granted at exercise prices equal to the closing price of the Company’s common stock on the grant date. The majority of the Company’s stock option awards are non-qualified stock options with a ten-year life and a four-year ratable vesting term. The Company currently grants stock options under the Medtronic, Inc. 2003 Long-Term Incentive Plan (2003 Plan), the Medtronic, Inc. – Kyphon Inc. 2002 Stock Plan (Kyphon Plan), and the Medtronic, Inc. 1998 Outside Directors Stock Compensation Plan (Directors Plan). The 2003 plan was approved by the Company’s shareholders in August 2003 and provides for the grant of nonqualified and incentive stock options, stock appreciation rights, restricted stock, performance shares, and other stock and cash-based awards. The Kyphon Plan was adopted by the Board of Directors on December 13, 2007 and provides for the grant of nonqualified and incentive stock options, restricted stock, and stock purchase rights. The Directors Plan, a stock compensation plan for outside directors, was adopted in fiscal year 1998 and replaced the provisions in the 1994 stock award plan relating to awards granted to outside directors. As of April 25, 2008, there were approximately 14 million, 3 million, and 2 million shares available for future grants under the 2003 Plan, the Kyphon Plan, and the Directors Plan, respectively.

Restricted Stock Awards   Restricted stock and restricted stock units (collectively referred to as restricted stock awards) are granted to officers and key employees. Restricted stock awards are subject to forfeiture if employment terminates prior to the lapse of the restrictions. The Company grants restricted stock awards that typically cliff vest in three- and five-year periods. Restricted stock awards are expensed over the vesting period. The Company also grants shares of performance-based restricted stock that will cliff vest only if the Company has also achieved certain performance objectives. Performance awards are expensed over the performance period based on the probability of achieving the performance objectives. Shares of restricted stock are considered issued and outstanding shares of the Company at the grant date and have the same dividend and voting rights as other common stock. Restricted stock units are not considered issued or outstanding common stock of the Company. Dividend equivalent units are accumulated on restricted stock units during the vesting period. The Company grants restricted stock awards under the 2003 Plan, the Kyphon Plan, and the Directors Plan.

Employee Stock Purchase Plan   The Medtronic, Inc. 2005 Employee Stock Purchase Plan (ESPP) allows participating employees to purchase shares of the Company’s common stock at a discount through payroll deductions. Employees can contribute up to the lesser of 10 percent of their wages or the statutory limit under the U.S. Internal Revenue Code toward the purchase of the Company’s common stock at 85 percent of its market value at the end of the calendar quarter purchase period. Employees purchased 2 million shares at an average price of $43.73 per share in the fiscal year ended April 25, 2008. As of April 25, 2008, plan participants have had approximately $6 withheld to purchase Company common stock at 85 percent of its market value on June 27, 2008, the last trading day before the end of the calendar quarter purchase period. At April 25, 2008, approximately 5 million shares of common stock were available for future purchase under the ESPP.

Valuation Assumptions   The Company uses the Black-Scholes option pricing model (Black-Scholes model) to determine the fair value of stock options as of the grant date. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rates, volatility of the Company’s stock price, and expected dividends.

The expense recognized for shares purchased under the Company’s ESPP is equal to the 15 percent discount the employee receives at the end of the calendar quarter purchase period. The expense recognized for restricted stock awards is equal to the grant date fair value, which is equal to the closing stock price on the date of grant.

The following table provides the weighted average fair value of options granted to employees and the related assumptions used in the Black-Scholes model:

	Fiscal Year
	2008	2007	2006
Weighted average fair value of options granted	$15.29	$11.72	$15.53
Assumptions used:
Expected life (years)(a)	5.42	4.83	5.00
Risk-free interest rate (b)	4.02%	4.66%	4.28%
Volatility (c)	22.27%	19.90%	25.00%
Dividend yield (d)	1.05%	0.90%	0.69%

(a)

Expected life:  The Company analyzes historical employee stock option exercise and termination data to estimate the expected life assumption. Beginning in the third quarter of fiscal year 2008, the Company began to calculate the expected life assumption using the midpoint scenario, which combines historical exercise data with hypothetical exercise data, as the Company believes this data currently represents the best estimate of the expected life of a new employee option. Prior to the third quarter of fiscal year 2008, the Company calculated the expected life based solely on historical data. The Company also stratifies its employee population into two groups based upon distinctive exercise behavior patterns. Prior to adopting SFAS No. 123(R), the Company used one pool, the entire employee population, for estimating the expected life assumptions.

(b)	Risk-free interest rate: The rate is based on the grant date yield of a zero-coupon U.S. Treasury bond whose maturity period equals or approximates the option’s expected term.

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

Stock-Based Compensation Expense Prior to adopting SFAS No. 123(R), the Company accounted for stock-based compensation under APB Opinion No. 25 using the intrinsic value method and the impact of the fair value method on the Company’s net earnings was disclosed on a pro forma basis in the Notes to the consolidated financial statements. In the pro forma disclosures, the Company recognized stock-based compensation expense based on the stated vesting period, rather than the time to achieve retirement eligibility. Upon adopting SFAS No. 123(R), the Company changed its method of recognition and now recognizes stock-based compensation expense based on the substantive vesting period for all new awards. As a result, compensation expense related to stock options granted prior to fiscal year 2007 is being recognized over the stated vesting term of the grant rather than being accelerated upon retirement eligibility. If the Company had historically accounted for stock-based awards made to retirement eligible individuals under the requirements of SFAS No. 123(R), the pro forma expense disclosed below would have been increased by $2 for fiscal year 2006. There was no stock-based compensation expense capitalized as it was deemed immaterial.

The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will equal the fair value of awards that actually vest.

The following table presents the components and classification of pre-tax stock-based compensation expense, for options, ESPP, and restricted stock awards, recognized for fiscal years 2008 and 2007:

	Fiscal Year
	2008	2007
Stock options	$138	$135
Restricted stock awards	63	35
Employee stock purchase plan	16	15
Total stock-based compensation expense	$217	$185

Cost of sales	$24	$19
Research and development expense	52	39
Selling, general and administrative expense	141	127
Total stock-based compensation expense	$217	$185

The following table illustrates the effect on net earnings and net earnings per share for fiscal year 2006 if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock-based employee compensation:

Fiscal Year
2006
Net earnings, as reported	$2,547
Add: Stock-based compensation expense included in net earnings (1)	16
Less: Stock-based compensation expense determined under fair value based method for all awards (1)	(142)
Pro forma net earnings	$2,421

Basic earnings per share:
As reported	$2.11
Pro forma	$2.01

Diluted earnings per share:
As reported	$2.09
Pro forma	$1.98

_________________

(1)	Compensation expense is net of related tax effects.

Tax Impacts of Stock-Based Compensation Prior to the adoption of SFAS No. 123(R), benefits of tax deductions in excess of recognized share-based compensation expense were reported on the consolidated statement of cash flows as operating cash flows. Under SFAS No. 123(R), such excess tax benefits are reported as financing cash flows. Although total cash flows under SFAS No. 123(R) remain unchanged from what would have been reported under prior accounting standards, net operating cash flows are reduced and net financing cash flows are increased due to the adoption of SFAS No. 123(R). For the fiscal years ended April 25, 2008 and April 27, 2007, there were excess tax benefits of $40 and $36, respectively, which are classified as financing cash flows. For the fiscal year ended April 28, 2006, there were excess tax benefits of $99, which was classified as an operating cash flow.

Stock Options   The following table summarizes all stock option activity, including activity from options assumed or issued as a result of acquisitions, during fiscal years 2008, 2007, and 2006:

	Fiscal Year
	2008		2007		2006
	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price
Beginning balance	90,906	$46.99	88,838	$46.23	87,655	$43.65
Granted	9,436	48.13	10,529	48.64	13,740	56.16
Assumed from Kyphon acquisition	3,486	27.73	—	—	—	—
Exercised	(9,111)	37.80	(6,089)	37.37	(10,617)	37.53
Canceled	(2,273)	50.18	(2,372)	50.22	(1,940)	47.59
Outstanding at year-end	92,444	$47.21	90,906	$46.99	88,838	$46.23
Exercisable at year-end	67,741	$46.80	67,017	$45.47	63,123	$44.13

For options outstanding and exercisable at April 25, 2008, the weighted average remaining contractual life was 5.65 years and 4.61 years, respectively. The total intrinsic value, calculated as the closing stock price at year-end less the option exercise price, of options exercised during fiscal years 2008, 2007, and 2006 was $138, $88, and $187, respectively. For options outstanding and exercisable at April 25, 2008, the total intrinsic value of in-the-money options was $325 and $257, respectively. The Company issues new shares when stock option awards are exercised. Cash received from the exercise of stock options for the fiscal year ended April 25, 2008 was $325 and the related tax benefits realized were $40. Unrecognized compensation expense related to outstanding stock options as of April 25, 2008 was $260, pre-tax, and is expected to be recognized over a weighted average period of 2.5 years and will be adjusted for any future changes in estimated forfeitures.

Restricted Stock Awards The following table summarizes restricted stock award activity during fiscal years 2008, 2007, and 2006:

	Fiscal Year
	2008		2007		2006
	Awards (in thousands)	Wtd. Avg. Grant Price	Awards (in thousands)	Wtd. Avg. Grant Price	Awards (in thousands)	Wtd. Avg. Grant Price
Nonvested, beginning balance	3,982	$50.16	2,008	$51.64	1,062	$48.52
Granted	2,200	47.74	2,188	48.19	1,063	54.62
Assumed from Kyphon acquisition	402	46.88	—	—	—	—
Reinvested dividend equivalent units	4	49.53	4	50.33	3	54.62
Vested	(492)	47.60	(112)	47.57	(41)	49.96
Forfeited	(307)	49.88	(106)	51.16	(79)	50.68
Nonvested at year-end	5,789	$49.24	3,982	$50.16	2,008	$51.64

Unrecognized compensation expense related to restricted stock awards as of April 25, 2008 was $178, pre-tax, is expected to be recognized over a weighted average period of 2.5 years and will be adjusted for any future changes in estimated forfeitures.

12.	Income Taxes

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes are:

	Fiscal Year
	2008	2007	2006
U.S.	$713	$1,579	$1,581
International	2,172	1,936	1,580
Earnings before income taxes	$2,885	$3,515	$3,161

The provision for income taxes consists of:

	Fiscal Year
	2008	2007	2006
Current tax expense:
U.S.	$458	$712	$471
International	267	239	11
Total current tax expense	725	951	482
Deferred tax expense (benefit):
U.S.	(40)	(216)	159
International	(31)	(22)	(27)
Net deferred tax expense (benefit)	(71)	(238)	132
Total provision for income taxes	$654	$713	$614

Deferred taxes arise because of the different treatment of transactions for financial statement accounting and income tax accounting, known as “temporary differences.” The Company records the tax effect of these temporary differences as “deferred tax assets” and “deferred tax liabilities.” Deferred tax assets generally represent items that can be used as a tax deduction or credit in a tax return in future years for which the Company has already recorded the tax benefit in the consolidated statements of earnings. The Company establishes valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. The Company has established valuation allowances related to tax benefits from certain acquisitions that, if not ultimately required, will result in a reduction to goodwill; these allowances were $15 and $16 at April 25, 2008 and April 27, 2007, respectively. The Company has established valuation allowances for capital loss carryforwards and deferred taxes which are capital in nature in the amount of $122 and $35 at April 25, 2008 and April 27, 2007, respectively. The capital loss carryforwards expire within five years. In addition, the Company has state loss and credit carryforwards and non-U.S. tax losses of approximately $40 available at both April 25, 2008 and April 27, 2007. These carryforwards are offset by valuation allowances and expire at various points in time, from within three years to no expiration date. These additional allowances would result in a reduction to the provision for income taxes in the consolidated statement of earnings, if they are ultimately not required. Deferred tax liabilities generally represent tax expense recognized in the consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on the Company’s tax return but has not yet been recognized as an expense in the consolidated statements of earnings. Deferred tax assets/(liabilities) are comprised of the following:

	April 25, 2008	April 27, 2007
Deferred tax assets:
Allowance for doubtful accounts	$24	$52
Inventory (intercompany profit in inventory and excess of tax over book valuation)	265	235
Unrealized loss on available for sale securities and derivative financial instruments	186	37
Unrealized loss on equity investments	14	11
Accrued liabilities	128	109
Warranty reserves	15	13
Convertible debt interest	254	314
Accrued legal reserves	90	—
Pension and post-retirement benefits	—	29
Stock-based compensation	130	71
Federal and state benefit on uncertain tax positions	112	—
Other	119	105
Total deferred tax assets (net of valuation allowance)	1,337	976

Deferred tax liabilities:
Intangible assets	(488)	(280)
Accumulated depreciation	(8)	(13)
Pension and post-retirement benefits	(8)	—
Realized loss on derivative financial instruments	(103)	(48)
Other	(27)	(26)
Total deferred tax liabilities	(634)	(367)

Deferred tax assets, net	$703	$609

The Company’s effective income tax rate varied from the U.S. Federal statutory tax rate as follows:

	Fiscal Year
	2008	2007	2006
U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
U.S. state taxes, net of Federal tax benefit	1.1	1.2	0.9
Research and development credit	(0.6)	(0.4)	(0.4)
Domestic production activities	(0.4)	(0.2)	—
International	(18.3)	(12.9)	(10.9)
Impact of special, restructuring, certain litigation, and IPR&D charges	5.9	0.3	1.9
Reversal of excess tax accruals	—	(3.7)	(7.1)
Other, net	—	1.0	—

Effective tax rate	22.7%	20.3%	19.4%

In fiscal year 2007, the Company recorded a $129 certain tax benefit associated with the reversal of excess tax accruals in connection with the settlement reached with the U.S. Internal Revenue Service (IRS) involving the review of the Company’s fiscal year 2003 and fiscal year 2004 domestic income tax returns, and the resolution of competent authority issues for fiscal year 1992 through fiscal year 2000. The $129 certain tax benefit was recorded in the provision for income taxes in the consolidated statement of earnings for fiscal year 2007.

In fiscal year 2006, the Company reversed excess tax accruals of $225 associated with the favorable agreements reached with the IRS involving the review of the Company’s fiscal years 1997 through 2002 domestic income tax returns. The $225 certain tax adjustment was recorded in provision for income taxes in the consolidated statement of earnings for fiscal year 2006. As a result of the agreements reached with the IRS, the Company made approximately $326 of incremental tax payments during the third quarter of fiscal year 2006.

The Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries’ undistributed earnings as such amounts are permanently reinvested outside the U.S. At April 25, 2008, and April 27, 2007, such earnings were approximately $8,338 and $6,573, respectively. Currently, the Company’s operations in Puerto Rico, Switzerland, and Ireland have various tax incentive grants. Unless these grants are extended, they will expire between fiscal years 2010 and 2027.

As a result of the implementation of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN No. 48), effective April 28, 2007, the Company recognized a $1 decrease in its existing liabilities for uncertain tax positions which has been recorded as an increase to the opening balance of retained earnings. As of the adoption date, the Company had $408 of gross unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at April 28, 2007	$408
Gross increases:
Prior year tax positions	21
Current year tax positions	51
Gross decreases:
Prior year tax positions	(23)
Settlements	(2)
Statute of limitation lapses	—
Gross unrecognized tax benefits at April 25, 2008	$455

If all of the Company’s unrecognized tax benefits as of April 25, 2008 were recognized, $370 would impact the Company’s effective tax rate. The Company has recorded the FIN No. 48 liability as a long-term liability, as it does not expect significant payments to occur or the total amount of unrecognized tax benefits to change significantly over the next 12 months. Prior to the adoption of FIN No. 48, the Company classified uncertain tax position in current accrued income taxes on the consolidated balance sheet.

The Company recognizes interest and penalties related to income tax matters in the provision for income taxes in the consolidated statement of earnings and records the liability in the current or long-term income taxes payable, as appropriate. The Company had $126 and $89 of accrued gross interest and penalties as of April 25, 2008 and April 28, 2007, respectively. During the fiscal year ended April 25, 2008, the Company recognized interest expense of approximately $24 in the provision for income taxes in the consolidated statement of earnings.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to the Company’s allocation are required between jurisdictions with different tax rates. Tax authorities periodically review the Company’s tax returns and propose adjustments to the Company’s tax filings. The IRS has settled its audits with the Company for all years through fiscal year 1996. Tax years settled with the IRS may remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries.

In August 2003, the IRS proposed adjustments arising out of its audit of the fiscal years 1997, 1998 and 1999 tax returns. The Company initiated defense of these adjustments at the IRS appellate level and in the second quarter of fiscal 2006 the Company reached settlement on most, but not all matters. The remaining issue relates to the allocation of income between Medtronic, Inc., and its wholly owned subsidiary in Switzerland. On April 16, 2008, the IRS issued a statutory notice of deficiency with respect to this remaining issue. The Company intends to file a Petition with the U.S. Tax Court and vigorously defend its position.

In September 2005, the IRS issued its audit report for fiscal years 2000, 2001 and 2002. In addition, the IRS issued its audit report for fiscal years 2003 and 2004 in March 2007. The Company has reached agreement with the IRS on substantially all of the proposed adjustments for these fiscal years 2000 through 2004. The only item of significance that remains open for these years relates to the carryover impact of the allocation of income issue proposed for fiscal years 1997 through 1999.

The unresolved issue from the 1997 through 2004 tax audits, as well as tax positions taken by the IRS or foreign tax authorities during future tax audits, could have a material unfavorable impact on the Company’s effective tax rate in future periods. The Company continues to believe that it has meritorious defenses for its tax filings and will vigorously defend them through litigation in the courts, as necessary.

13.      Retirement Benefit Plans

The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. The cost of these plans was $215, $184, and $188 in fiscal years 2008, 2007, and 2006, respectively. The Company uses a January 31 measurement date for its U.S. plans and an April 30 measurement date for the majority of its plans outside the U.S.

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

In September 2006, the FASB issued SFAS No. 158. This standard requires employers to recognize the funded status of defined benefit pension and post-retirement plans as an asset or liability in its statement of financial position, and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive (loss)/income, which is a component of shareholders’ equity. This standard also eliminates the requirement or need for the recognition of Additional Minimum Pension Liability required under SFAS No. 87, “Employers’ Accounting for Pensions.” As of April 25, 2008 and April 27, 2007, the net overfunded/(underfunded) status of the Company’s benefit plans was $90 and $(2), respectively. In fiscal year 2007, recognition of the underfunded status upon the adoption of SFAS No. 158 resulted in an after-tax charge to shareholders’ equity of $209.

The change in benefit obligation and funded status of the Company’s employee retirement plans follow:

	U.S.		Non-U.S.		Post-Retirement
	Pension Benefits		Pension Benefits		Benefits
	Fiscal Year		Fiscal Year		Fiscal Year
	2008	2007	2008	2007	2008	2007
Accumulated benefit obligation at end of year:	$751	$721	$324	$278	$184	$196

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$868	$750	$353	$286	$196	$172
Service cost	72	64	32	27	16	13
Interest cost	52	45	16	12	12	10
Plan amendments	1	2	1	—	—	—
Actuarial (gain)/loss	(70)	23	(40)	3	(35)	5
Benefits paid	(24)	(16)	(14)	(2)	(6)	(4)
Special termination benefits	3	—	—	—	1	—
Foreign currency exchange rate changes	—	—	52	27	—	—
Projected benefit obligation at end of year	902	868	400	353	184	196

Change in plan assets:
Fair value of plan assets at beginning of year	1,008	851	280	217	127	102
Actual return on plan assets	31	86	(26)	9	1	12
Employer contributions	85	87	51	34	19	17
Benefits paid	(24)	(16)	(14)	(2)	(6)	(4)
Foreign currency exchange rate changes	—	—	44	22	—	—
Fair value of plan assets at end of year	1,100	1,008	335	280	141	127

Funded status at end of year:
Fair value of plan assets	1,100	1,008	335	280	141	127
Benefit obligations	902	868	400	353	184	196
Overfunded/(underfunded) status of the plan	198	140	(65)	(73)	(43)	(69)
Recognized asset (liability)	$198	$140	$(65)	$(73)	$(43)	$(69)

Amounts recognized on the consolidated balance sheet consist of:
Non-current assets	$300	$229	$2	$2	$—	$—
Current liabilities	(5)	(4)	(2)	(2)	—	—
Non-current liabilities	(97)	(85)	(65)	(73)	(43)	(69)
Recognized asset (liability)	$198	$140	$(65)	$(73)	$(43)	$(69)

Amounts recognized in accumulated other comprehensive (loss)/income:
Prior service (benefit)/cost	$(9)	$(11)	$9	$8	$3	$3
Net actuarial loss	221	250	41	42	19	46
Ending balance	$212	$239	$50	$50	$22	$49

The following illustrates the adjustments made to the consolidated balance sheets to record the funded status as of April 27, 2007.

	Balance as of April 28, 2006	Additional Minimum Liability Adjustments	SFAS No. 158 Adjustments	Balance as of April 27, 2007
Asset/(liability), net	$274	$—	$(276)	$(2)
Intangible asset	3	—	(3)	—
Deferred tax asset	17	(17)	129	129
AOCI, net	24	(24)	209	209
AOCI, gross	41	(41)	338	338

In certain countries outside the U.S., fully funding pension plans is not a common practice, as funding provides no income tax benefit. Consequently, certain pension plans were partially funded as of April 25, 2008 and April 27, 2007. Plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Fiscal Year
	2008	2007
Accumulated benefit obligation	$129	$201
Projected benefit obligation	159	241
Plan assets at fair value	15	95

Plans with projected benefit obligations in excess of plan assets:

	Fiscal Year
	2008	2007
Projected benefit obligation	$403	$355
Plan assets at fair value	232	191

The net periodic benefit costs of the plans include the following components:

	U.S. Pension Benefits			Non-U.S. Pension Benefits
	Fiscal Year			Fiscal Year
	2008	2007	2006	2008	2007	2006
Service cost	$72	$64	$51	$32	$27	$23
Interest cost	52	45	39	16	12	11
Expected return on plan assets	(87)	(74)	(64)	(18)	(13)	(10)
Amortization of net actuarial loss and prior service cost	14	14	13	3	3	4
Net periodic benefit cost	51	49	39	33	29	28
Special termination benefits	3	—	—	—	—	—
Curtailment/settlement recognition	—	—	2	—	—	—
Total cost for fiscal year	$54	$49	$41	$33	$29	$28

	Post-Retirement Benefits
	Fiscal Year
	2008	2007	2006
Service cost	$16	$13	$10
Interest cost	12	10	10
Expected return on plan assets	(11)	(9)	(7)
Amortization of net actuarial loss and prior service cost	2	2	3
Net periodic benefit cost	19	16	16
Special termination benefits	1	—	—
Curtailment/settlement recognition	—	—	1
Total cost for fiscal year	$20	$16	$17

The changes in the components of unrecognized benefit plan costs for fiscal year 2008 are as follows:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Net actuarial gain	$(14)	$(5)	$(25)
Prior service cost	1	1	—
Amortization of net actuarial gain and prior service costs	(14)	(3)	(2)
Effect of exchange rates	—	7	—
Changes in unrecognized benefit plan costs	$(27)	$—	$(27)

The estimated amounts that will be amortized from accumulated other comprehensive (loss)/income into net periodic benefit cost, before tax, in fiscal year 2009 are as follows:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Amortization of prior service cost	$(1)	$(1)	$—
Amortization of net actuarial loss	6	—	—
	$5	$(1)	$—

The actuarial assumptions were as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Post-Retirement Benefits
	Fiscal Year			Fiscal Year			Fiscal Year
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Weighted average assumptions – projected benefit obligation:
Discount rate	6.75%	6.00%	6.00%	5.37%	4.42%	4.34%	6.75%	6.00%	6.00%
Rate of compensation increase	4.24%	4.24%	4.24%	3.10%	3.09%	3.07%	N/A	N/A	N/A
Healthcare cost trend rate	N/A	N/A	N/A	N/A	N/A	N/A	9.00%	10.00%	9.00%
Weighted average assumptions – net periodic benefit cost:
Discount rate	6.00%	6.00%	6.00%	4.42%	4.34%	4.39%	6.00%	6.00%	6.00%
Expected return on plan assets	8.75%	8.75%	8.75%	5.76%	5.59%	5.46%	8.75%	8.75%	8.75%
Rate of compensation increase	4.24%	4.24%	4.00%	3.09%	3.07%	2.99%	N/A	N/A	N/A
Healthcare cost trend rate	N/A	N/A	N/A	N/A	N/A	N/A	10.00%	9.00%	10.00%

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

Retirement Benefit Plan Investment Strategy   The Company has an account that holds the assets for both the U.S. pension plan and other post-retirement benefits, primarily retiree medical. For investment purposes, the plans are managed in an identical way, as their objectives are similar.

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

The investment portfolio contains a diversified portfolio of investment categories, including equities, fixed income securities, hedge funds and private equity. Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large cap and small cap stocks, active and passive management and derivative-based styles. The Plan Committee believes with prudent risk tolerance and asset diversification, the account should be able to meet its pension and other post-retirement obligations in the future.

Plan assets also include investments in the Company’s common stock of $62 and $68 at April 25, 2008 and April 27, 2007, respectively.

The Company’s pension plan weighted average asset allocations and the target allocations at April 25, 2008 and April 27, 2007, by asset category, are as follows:

U.S. Plans

	Pension Benefits Allocation		Target Allocation
	2008	2007	2008	2007
Asset Category
Equity securities	53%	64%	60%	60%
Debt securities	11	11	10	15
Other	36	25	30	25
Total	100%	100%	100%	100%

Non-U.S. Plans

	Pension Benefits Allocation		Target Allocation
	2008	2007	2008	2007
Asset Category
Equity securities	41%	41%	41%	42%
Debt securities	12	10	14	13
Cash	1	4	—	—
Other	46	45	45	45
Total	100%	100%	100%	100%

It is the Company’s policy to fund retirement costs within the limits of allowable tax deductions. During fiscal year 2008, the Company made discretionary contributions of approximately $85 to the U.S. pension plan and approximately $19 to fund post-retirement benefits. Internationally, the Company contributed approximately $51 for pension benefits during fiscal year 2008. During fiscal year 2009, the Company anticipates that its contribution for pension benefits and post-retirement benefits will be in the range of $125 and $160. Based on the guidelines under the U.S. Employee Retirement Income Security Act (ERISA) and the various guidelines which govern the plans outside the U.S., the majority of anticipated fiscal year 2009 contributions will be discretionary.

Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Fiscal Year	Gross Payments	Gross Payments	Gross Payments	Gross Medicare Part D Receipts
2009	$24	$9	$7	$1
2010	29	10	8	1
2011	33	11	9	1
2012	37	13	10	2
2013	43	14	11	1
2014 – 2018	315	89	77	12
Total	$481	$146	$122	$18

In August 2006, the Pension Protection Act was signed into law in the U.S. The Pension Protection Act replaces the funding requirements for defined benefit pension plans by subjecting defined benefit plans to 100 percent of the current liability funding target. Defined benefit plans with a funding status of less than 80 percent of the current liability are defined as being “at risk.” The Pension Protection Act was effective for the 2008 plan year. The Company’s U.S. qualified defined benefit plans are funded in excess of 80 percent, and therefore the Company expects that the plans will not be subject to the “at risk” funding requirements of the Pension Protection Act and that the law will not have a material impact on future contributions.

The healthcare cost trend rate for post-retirement benefit plans was 9 percent at April 25, 2008. The trend rate is expected to decline to 5 percent over a five-year period. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on post-retirement benefit cost	$3	$(2)
Effect on post-retirement benefit obligation	10	(10)

Defined Contribution Savings Plans    The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and Company performance and starting in fiscal year 2006 the entire match is made in cash. Expense under these plans was $78, $64, and $83 in fiscal years 2008, 2007, and 2006, respectively.

Effective May 1, 2005, the Company froze participation in the existing defined benefit pension plan in the U.S. and implemented two new plans including an additional defined benefit pension plan and a new defined contribution pension plan, respectively: the Personal Pension Account (PPA) and the Personal Investment Account (PIA). Employees in the U.S. hired on or after May 1, 2005 have the option to participate in either the PPA or the PIA. Participants in the PPA receive an annual allocation of their salary and bonus on which they will receive an annual guaranteed rate of return which is based on the 10-year Treasury bond rate. Participants in the PIA also receive an annual allocation of their salary and bonus; however, they are allowed to determine how to invest their funds among identified fund alternatives. The cost associated with the PPA is included in the U.S. Pension Benefits in the tables presented earlier. The defined contribution cost associated with the PIA was approximately $30, $25, and $18 in fiscal years 2008, 2007, and 2006, respectively.

14.	Leases

The Company leases office, manufacturing and research facilities, and warehouses, as well as transportation, data processing and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the fair rental value on the date of renewal.

Future minimum payments under capitalized leases and non-cancelable operating leases at April 25, 2008 are:

Fiscal Year	Capitalized Leases	Operating Leases
2009	$15	$88
2010	17	59
2011	19	35
2012	19	19
2013	21	29
2014 and thereafter	1	31

Total minimum lease payments	$92	$261
Less amounts representing interest	(14)	N/A
Present value of net minimum lease payments	$78	N/A

Rent expense for all operating leases was $135, $112, and $89 in fiscal years 2008, 2007, and 2006, respectively.

In April 2006, the Company entered into a sale-leaseback agreement with a financial institution whereby certain manufacturing equipment was sold to the financial institution and is being leased by the Company over a seven year period. The transaction has been recorded as a capital lease and included in the preceding table. Payments for the remaining balance of the sale-leaseback agreement are due semi-annually. The lease provides for an early buyout option whereby the Company, at its option, could repurchase the equipment at a predetermined fair market value in calendar year 2009.

15.	Contingencies

The Company is involved in a number of legal actions. The outcomes of these legal actions are not within the Company’s complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, that could require significant expenditures or result in lost revenues. In accordance with SFAS No. 5, “Accounting for Contingencies” (SFAS No. 5), the Company records a liability in the consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. While it is not possible to predict the outcome for most of the matters discussed, the Company believes it is possible that costs associated with them could have a material adverse impact on the Company’s consolidated earnings, financial position or cash flows on any one interim or annual period. With the exception of the Cordis, Marquis, and Kyphon matters discussed below, negative outcomes for the balance of the litigation matters are not considered probable or cannot be reasonably estimated.

Litigation with Cordis Corporation

On October 6, 1997, Cordis, a subsidiary of J&J, filed suit in U.S. District Court for the District of Delaware against Arterial Vascular Engineering, Inc., which Medtronic acquired in January 1999 and which is now known as Medtronic Vascular, Inc. (Medtronic Vascular). The suit alleged that Medtronic Vascular’s previously marketed stents infringe certain patents owned by Cordis. Boston Scientific Corporation is also a defendant in this suit. On December 22, 2000, a jury rendered a verdict that Medtronic Vascular’s previously marketed MicroStent and GFX stents infringed valid claims of two Cordis patents and awarded damages to Cordis totaling approximately $270. On March 28, 2002, the District Court entered an order in favor of Medtronic Vascular, deciding as a matter of law that Medtronic Vascular’s MicroStent and GFX stents did not infringe the patents. Cordis appealed, and on August 12, 2003, the U.S. Court of Appeals for the Federal Circuit reversed the District Court’s decision and remanded the case to the District Court for further proceedings. The District Court thereafter issued a new patent claim construction and a new trial was held in March 2005. On March 14, 2005, the jury found that the previously marketed MicroStent and GFX stent products infringed valid claims of Cordis’ patents. On March 27, 2006, the District Court denied post-trial motions filed by the parties, including Cordis’ motion to reinstate the previous damages award. On April 26, 2006, Medtronic filed its Notice of Appeal of the judgment of infringement. On February 23, 2007, the United States Patent and Trademark Office (USPTO) granted a request for reexamination of the claims of the patent at issue in the above proceedings. Until that reexamination is concluded, its impact remains unknown. On January 7, 2008, the U.S. Court of Appeals for the Federal Circuit upheld the District Court’s judgment of infringement. The District Court had deferred any hearing on damages issues until after the U.S. Court of Appeals for the Federal Circuit resolved the appeal on the finding of liability. A hearing date to address damages issues has not yet been set. The Company believes an unfavorable outcome in the matter is probable. In accordance with SFAS No. 5, Medtronic has recorded a $243 reserve in the third quarter of fiscal year 2008 for estimated damages in the matter. The range of potential loss related to this matter is subject to a high degree of estimation. The amount recorded represents an estimate of the low end of the range of probable outcomes related to this matter. At the time the reserve was recorded, the high end of the range was undeterminable, but the range of loss included the previous jury award of approximately $270, which did not include post-judgment interest. When including post-judgment interest, the award would have equaled approximately $450.

 Litigation with Wyeth and Cordis Corporation

On February 22, 2008, Wyeth and Cordis filed a lawsuit against the Company and its subsidiary, Medtronic AVE, Inc., in U.S. District Court for the District of New Jersey, alleging that Medtronic’s Endeavor drug eluting stent infringes three U.S. “Morris” patents alleged to be owned by Wyeth and exclusively licensed to Cordis. The same three patents are the subject of a pending arbitration between Medtronic and J&J in which Medtronic asserts that under a 1997 Agreement J&J has covenanted not to sue Medtronic on the three patents. The arbitration hearing is scheduled to start July 21, 2008, before a panel of three arbitrators. On May 15, 2008, the District Court stayed the lawsuit filed by Wyeth and Cordis pending the result of the arbitration. Additionally, the Company believes it is indemnified for the claims made by Wyeth and Cordis. The Company has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

Litigation with Johnson & Johnson and Cordis Corporation

On February 20, 2006, an arbitration panel issued a final, non-appealable award concluding that Medtronic Vascular’s S670, S660, S540, S7 and Driver stents, which were formerly the subject of a patent infringement dispute between J&J and Cordis and Medtronic Vascular, are licensed under a 1997 agreement between the two companies and subject to a covenant not to sue contained within a 1998 amendment to the 1997 agreement. Cordis since initiated two arbitration proceedings against Medtronic Vascular alleging that certain of the products infringe certain patents of J&J and Cordis, and is seeking royalties for such infringement, if any. Medtronic Vascular believes it has meritorious defenses to these allegations and intends to assert these defenses vigorously. Hearings on the two arbitration proceedings have been scheduled for December 2008 and March 2009. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

Litigation with Abbott Cardiovascular Systems Inc.

On December 24, 1997, Abbott Cardiovascular Systems Inc. (ACS), a subsidiary of Abbott Laboratories, sued Medtronic Vascular in U.S. District Court for the Northern District of California alleging that certain models of Medtronic Vascular’s bare metal stents infringe the Lau stent patents held by ACS, and seeking injunctive relief and monetary damages. Medtronic Vascular denies infringement. In February 2005, following trial in Delaware federal district court, a jury determined that the ACS Lau stent patents were valid and that Medtronic’s Driver, GFX, MicroStent, S540, S660, S670, Bestent2 and S7 stents (the bare metal stents) infringe those patents. Medtronic Vascular made numerous post-trial motions challenging the jury’s verdict of infringement and validity. In August 2005, the Court had issued an order continuing a stay of any further proceedings on the questions of damages or willfulness.

On March 30, 2007, the District Court denied the motions, and on April 24, 2007, the District Court decided that the patents were enforceable. The District Court entered judgment in favor of ACS and against Medtronic Vascular on the issues of validity, infringement and enforceability of the Lau patents in May 2007. ACS filed a motion for injunction in the District Court on June 29, 2007 on both the bare metal stents and the Endeavor drug eluting stent, which had never previously been named as an accused product in the lawsuit. On July 6, 2007, Medtronic filed its motion to stay ACS’s June 29, 2007 motion for a permanent injunction pending arbitration under a 2002 Abbott/Medtronic agreement providing Medtronic with a license that Medtronic asserted precludes the ACS injunction motion. On February 12, 2008, the District Court conducted a hearing on the motion for permanent injunction on Medtronic’s bare metal stents. Once the District Court has ruled on the motion for injunction, Medtronic will appeal the May 2007 judgment. Issues of damages have been bifurcated from the liability phase of the proceedings. On May 18, 2007, the District Court again confirmed that it would not hold a trial on damage issues until the U.S. Court of Appeals for the Federal Circuit has reviewed the underlying liability issues concerning alleged infringement, invalidity and inequitable conduct.

On August 6, 2007, the Delaware District Court granted Medtronic’s July 6, 2007 motion to stay, in part, permitting arbitration to proceed on Medtronic’s assertion that it has a license to practice the Lau patents in its Endeavor stent. On February 26, 2008, an arbitrator concluded that the Company was not licensed to practice the Lau patents in its Endeavor stent. ACS filed a sealed motion with the District Court seeking to lift the July 6, 2007 stay of proceedings on ACS’s motion for an injunction as to Endeavor. Medtronic intends to oppose that motion. The District Court has not set a hearing date with respect to the motion to lift the stay.

On June 18, 2008, Abbott started legal proceedings in the Netherlands against Medtronic BV, Medtronic Trading NL BV and BV Medtronic FSC asserting that Medtronic’s Driver, Endeavor and Endeavor Resolute stents infringe an Abbott European Lau patent issued on June 18, 2008. A hearing is scheduled for August 7, 2008 in the Netherlands district court in The Hague to consider Abbott’s request for a preliminary injunction against infringement in the Netherlands. The European Lau patent remains subject to challenges to the patent’s validity in opposition proceedings in the European patent office as well as in the proceedings in court in the Netherlands.

In response to Medtronic’s Request for Reexamination for each of the four Lau patents, in December 2006, the USPTO issued an initial “office action” finding that the claims which Medtronic products were previously found to have infringed were not patentable. The USPTO granted a second petition to reexamine each of the four Lau patents. On February 11, 2008, the USPTO again determined that all claims of two of the Lau patents that Medtronic was found to have infringed were invalid with the exception of a single claim of one of those patents. The patent holder will have an opportunity to challenge the USPTO’s determinations in further proceedings in the reexaminations. On March 3, 2008, the USPTO again determined that all claims of a third lau patent that Medtronic was found to infringe were invalid with the exception of a single claim of that patent. This third patent is involved in a reexamination proceeding, which allows Medtronic to participate in the USPTO proceedings. The USPTO has not acted again on the fourth lau patent; thus, all of the claims in the fourth patent that Medtronic was found to infringe are invalid at present. Until these reexaminations are concluded, their potential impact upon the claims relating to the Lau patents in the above proceeding remains unknown. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

Litigation with DePuy Spine

On January 26, 2001, DePuy Spine (formerly DePuy/AcroMed), a subsidiary of J&J, and Biedermann Motech GMBH (collectively, “DePuy”) filed suit in U.S. District Court for the District of Massachusetts alleging that Medtronic’s subsidiary, Medtronic Sofamor Danek USA, Inc. (MSD), was infringing a patent relating to a design for a thoracolumbar multi-axial screw (MAS). DePuy subsequently supplemented its allegations to claim that MSD’s M10, M8 and Vertex screws infringe the patent. On April 17, 2003 and February 26, 2004, the District Court ruled on summary judgment that the M10, M8 and Vertex screws do not infringe. On October 1, 2004, a jury found that MAS screws, which MSD no longer sells in the U.S., infringe under the doctrine of equivalents. The jury awarded damages of $21 and on February 9, 2005, the Court entered judgment against MSD, including prejudgment interest, in the aggregate amount of $24. In the third quarter of fiscal year 2005, the Company recorded an expense equal to the $24 judgment in the matter. DePuy appealed the Court’s decisions that the M10, M8 and Vertex screws do not infringe, and MSD appealed the jury’s verdict that the MAS screws infringe valid claims of the patent. On November 20, 2006, the U.S. Court of Appeals for the Federal Circuit affirmed the decision of the District Court that the M10 and M8 screws do not infringe, affirmed the jury’s verdict and damage award on the MAS screws, affirmed the decision that the Vertex screws do not literally infringe, but remanded the case, ruling that there is a triable issue of fact as to whether the Vertex screws infringe under the doctrine of equivalents. On remand, DePuy further supplemented its allegations to claim that an additional product, the Vertex Max screws, also infringe. On March 20, 2007, the District Court declined to stay execution of the judgment relating to the MAS product. On March 30, 2007, the judgment plus accrued interest was paid under protest. On May 30, 2007, the USPTO ordered reexamination of the patent and on March 5, 2008, confirmed the patentability of the claims in the patent. On September 27, 2007, a jury found that the Vertex and Vertex Max screws infringe under the doctrine of equivalents and awarded $226 in damages to DePuy, and the District Court entered judgment against Medtronic on December 12, 2007. Thereafter, the District Court ruled on all post-trial motions, increasing the award to DePuy to an estimated amount of $272. The District Court also granted a permanent injunction against Medtronic that prohibits Medtronic from making, using and selling Vertex and Vertex Max polyaxial screws in the U.S.; however, Medtronic’s recently-introduced Vertex Select multi-axial screw is not affected by the injunction. Medtronic has filed a notice of appeal in the U.S. Court of Appeals for the Federal Circuit, although a hearing date has not been set. The Company believes that an unfavorable outcome in this matter is not probable. Accordingly, the Company has not recorded any additional expense related to damages in this matter because any potential loss is not currently probable under SFAS No. 5.

Litigation with Cross Medical Products, Inc.

On May 2, 2003, Cross Medical Products, Inc. (Cross) sued MSD in the U.S. District Court for the Central District of California. The suit alleges that MSD’s CD Horizon, Vertex and Crosslink products infringe certain patents owned by Cross. MSD has countered that Cross’ cervical plate products infringe certain patents of MSD, and Cross has filed a reply alleging that certain MSD cervical plate products infringe certain patents of Cross. On May 19, 2004, the Court found that the MAS, Vertex, M8, M10, CD Horizon Sextant and CD Horizon Legacy screw products infringe one Cross patent. A hearing on the validity of that patent was held on July 12, 2004, after which the District Court ruled that the patents were valid. Cross made a motion for permanent injunction on the multi-axial screw products, which the District Court granted on September 20, 2004, but stayed the effect of the injunction until January 3, 2005. MSD requested an expedited appeal of the ruling and the U.S. Court of Appeals for the Federal Circuit granted the request. On September 30, 2005, the Federal Circuit vacated the injunction, modified the trial court’s claim construction rulings, and remanded the matter for trial in the District Court. The Federal Circuit awarded costs to Medtronic on the appeal. In April 2005, the District Court ruled invalid certain claims in the patents Cross asserted against MSD’s Crosslink and cervical plate products. The Court also ruled that Cross’ cervical plate products infringe MSD’s valid patents and that MSD’s redesigned pedicle screw products infringe one claim of one of the patents owned by Cross. Cross thereafter moved for an injunction against the redesigned screw products, which the District Court granted on May 24, 2005. The District Court then stayed the effectiveness of the injunction until August 22, 2005. On July 27, 2005, the U.S. Court of Appeals for the Federal Circuit granted MSD’s motion to stay the District Court’s injunction pending a full hearing on the appeal. On March 20, 2007, the Federal Circuit ruled that MSD’s current multi-axial screw products do not infringe any claim of Cross’ patent and vacated the District Court’s injunction, which had already been stayed. On February 28, 2008, the U.S. District Court for the Central District of California found that the remaining patent claims asserted against MSD’s polyaxial screws are invalid. The trial scheduled for April 29, 2008, has been vacated, and a new trial date on remaining issues has not been set. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5. Separately, on February 1, 2006, MSD filed a lawsuit against Biomet Inc., the corporate parent of Cross (Biomet) and its subsidiary EBI Spine, L.P., for patent infringement. The suit, which involves seven Medtronic patents and seeks injunctive relief and monetary damages, was filed in the U.S. District Court for the District of New Jersey. Three of the patents were purchased by Medtronic from Michelson and involve single-lock anterior cervical plating systems used in cervical spinal fusions. Medtronic claims that a cervical plate marketed by Biomet under the trade name VueLock Anterior Cervical Plate System, and openly promoted as a plate that has a “Secure One Step Locking” mechanism feature, infringes these patents. The other patents involve instruments and surgical implantation methods commonly used in spinal surgeries to implant pedicle screws.

Other Matters

On February 10, 2005, Medtronic voluntarily began to advise physicians about the possibility that a specific battery shorting mechanism might manifest itself in a subset of ICDs and cardiac resynchronization therapy-defibrillators (CRT-Ds). These included certain Marquis VR/DR and Maximo VR/DR ICDs and certain InSync I/II/III CRT-D devices. Subsequent to this voluntary field action, a number of lawsuits have been filed against the Company in both federal and state courts, alleging a variety of claims, including individuals asserting claims of personal injury and third party payors (TPP) alleging entitlement to reimbursement. On December 21, 2007, Medtronic accepted a settlement agreement to resolve these matters. The cases in the settlement arise from the February 2005 field action and include both cases that have been filed and some cases that could properly have been filed. As a term of the settlement, each settling plaintiff must satisfy any insurance claims and subrogation interests of either Medicare or Medicaid from the proceeds of their individual settlement payments. No additional sums will be paid by Medtronic for third-party claims or attorney’s fees. Neither side has admitted any liability or the validity of any defenses in the litigation. The Judicial Panel on Multidistrict Litigation has entered an order terminating the Multidistrict Litigation proceedings. In addition, class action personal injury suits are pending in Canada. In the third quarter of fiscal year 2008, the Company recorded an expense of $123 relating to the settlement in accordance with SFAS No. 5 as the potential loss is both probable and reasonably estimable. The Company paid substantially all of the settlement on May 9, 2008, and expects to pay the remaining amounts in the first or second quarter of fiscal year 2009. There remain a limited number of immaterial, individual lawsuits relating to the same subject matter that remain unresolved.

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

During 2005, the Office of the United States Attorney for the District of New York received a complaint, which Medtronic has since learned is a qui tam complaint. The alleged impropriety involves Kyphon’s sales and marketing practices. On May 19, 2008, the U.S. Department of Justice and Kyphon executed a settlement agreement to settle the complaint for $75, without any admission of liability and subject to appropriate releases. The settlement amount was paid on June 10, 2008. The settlement agreement required entry into a mutually agreed upon Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services. The Corporate Integrity Agreement was executed between the Office of Inspector General and Kyphon on May 16, 2008. Kyphon recorded a liability in September 2007 as a result of the previously proposed settlement to pay $75, which the Company assumed in the acquisition of Kyphon.

On October 15, 2007, the Company voluntarily suspended worldwide distribution of its Sprint Fidelis (Fidelis) family of defibrillation leads. This decision was based on a variety of factors that, when viewed together, indicated that suspending distribution was the appropriate action. At the time, Fidelis lead viability was trending lower than other Company defibrillation leads, but had not then become statistically significant. The leads are used to deliver therapy in patients with ICDs, but are generally not used in pacemaker patients. The U.S. Food and Drug Administration (FDA) subsequently classified the Company’s action as a Class I recall. As of June 19, 2008, approximately 225 lawsuits regarding the Fidelis leads have been filed against the Company, including approximately 33 putative class action suits reflecting a total of approximately 600 individual personal injury cases. In general, the suits allege claims of product liability, warranty, negligence, unjust enrichment, emotional distress and consumer protection violations. One lawsuit includes a claim by an individual purporting to act as a surrogate for the Center for Medicare and Medicaid Services, and one lawsuit has been brought by a third payor as a putative class action suit. In addition, one purported class action has been filed in Canada. Approximately 73 of the lawsuits have been filed in state court, generally alleging similar causes of action. Of those state court actions, approximately 65 are consolidated before a single judge in Minnesota state court. The federal court cases have been consolidated for pretrial proceedings before a single federal judge in the U.S. District Court for the District of Minnesota pursuant to the MDL rules. The MDL court held its first appearance on May 28, 2008, and the Court has since entered an Order staying all discovery pending the outcome of a November 4, 2008 hearing on Medtronic’s motion to dismiss the complaints. The Company has not recorded an expense related to damages in connection with the matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

On November 8, 2007, a class action complaint was filed against the Company and certain of its officers in the U.S. District Court for the District of Minnesota, alleging violations of Section 10b-5 of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaint is brought on behalf of persons or entities who purchased securities of Medtronic during the period of June 25, 2007 through October 15, 2007. The complaint alleges that “materially false and misleading” representations were made as to the market acceptance and use of the Fidelis defibrillator leads to artificially inflate Medtronic’s stock price. In addition, parallel shareholder derivative actions alleging breach of fiduciary duty, waste of corporate assets and other claims arising out of the same subject matter have been filed in Minnesota state court and the U.S. District Court for the District of Minnesota. Medtronic has moved to stay the District Court proceedings pending the outcome of its motion to dismiss the U.S. District Court actions. Oral argument on the motions to dismiss is scheduled for November 5, 2008. The Company has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

Medtronic is a licensee to the RE 38,119 patent (‘119 Patent) and RE 38,897 patent (‘897 Patent) owned by Mirowski Family Ventures, LLC (Mirowski) relating to the treatment of hemodynamic dysfunction. Medtronic and Mirowski dispute the application of the ‘119 and ‘897 Patents to certain Medtronic cardiac resynchronization products. The parties entered into a tolling agreement deferring and conditioning any litigation of the dispute upon conditions precedent. The tolling agreement expired on October 1, 2007. In subsequent notices, Mirowski identified certain claims of the two patents that Mirowski asserts Medtronic is using. On December 17, 2007, Medtronic filed an action in U.S. District Court in Delaware seeking a declaration that none of its products infringe any valid claims of either the ‘119 or ‘897 Patents. If certain conditions are fulfilled, the ‘119 and/or ‘897 Patents are determined to be valid and the Medtronic products are found to infringe the ‘119 and/or ‘897 Patents, Medtronic will be obligated to pay royalties to Mirowski based upon sales of certain CRT-D products. As of April 25, 2008, the amount of disputed royalties and interest related to CRT-D products is $81. This amount has not been accrued because the outcome is not currently probable under SFAS No. 5.

In addition, Medtronic is a licensee to the 4,407,288 Patent (‘288 Patent) owned by Mirowski relating to ICDs. Until November 2001, Medtronic accrued and paid royalties under the license based on a percentage of ICD sales. Medtronic and Mirowski dispute the application of the ‘288 Patent to certain Medtronic ICD products. In November 2001, Medtronic ceased paying royalties and entered into an agreement with Mirowski to pay putative royalties into an interest-bearing escrow account through the expiration of the ‘288 Patent in December of 2003. As of April 25, 2008, the current balance in the interest-bearing escrow account is $83. The parties also entered into a tolling agreement deferring and conditioning any litigation of the obligation to pay royalties upon certain conditions precedent. If these conditions are fulfilled and the patent determined to be invalid or Medtronic’s products found not to infringe, the escrowed funds will be released to Medtronic.

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

16.	Quarterly Financial Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year

Net Sales
2008	$3,127	$3,124	$3,405	$3,860	$13,515
2007	2,897	3,075	3,048	3,280	12,299

Gross Profit
2008	$2,335	$2,284	$2,535	$2,915	$10,069
2007	2,165	2,280	2,273	2,414	9,131

Net Earnings
2008	$675	$666	$77	$812	$2,231
2007	599	681	710	812	2,802

Basic Earnings per Share
2008	$0.59	$0.59	$0.07	$0.72	$1.97
2007	0.52	0.59	0.62	0.71	2.44

Diluted Earnings per Share
2008	$0.59	$0.58	$0.07	$0.72	$1.95
2007	0.51	0.59	0.61	0.70	2.41

The data in the schedule above has been intentionally rounded to the nearest million and therefore the quarterly amounts may not sum to the fiscal year to date amounts.

17.	Segment and Geographic Information

During the first quarter of fiscal year 2008, the Company revised its operating segment reporting to combine its former Vascular and Cardiac Surgery businesses into the new CardioVascular operating segment. Additionally, the Navigation business was separated from Spinal for most of fiscal year 2008 and was reported as part of a stand alone segment named Corporate Technologies and New Ventures. In the fourth quarter of fiscal year 2008, the decision was made to include the Navigation business as a component of the Ear, Nose and Throat (ENT) segment, which was renamed Surgical Technologies to reflect the expanding scope and focus of this business. As a result, the Company now functions in seven operating segments, consisting of CRDM, Spinal, CardioVascular, Neuromodulation, Diabetes, Surgical Technologies, and Physio-Control. The applicable information for fiscal years 2007 and 2006 has been reclassified to conform to the current presentation.

Each of the Company’s operating segments has similar economic characteristics, technology, manufacturing processes, customers, distribution and marketing strategies, regulatory environments, and shared infrastructures. Net sales by operating segment are as follows:

	Fiscal Year
	2008	2007	2006
Cardiac Rhythm Disease Management	$4,963	$4,876	$4,794
Spinal	2,982	2,417	2,136
CardioVascular	2,131	1,909	1,603
Neuromodulation	1,311	1,183	1,016
Diabetes	1,019	863	722
Surgical Technologies	780	666	609
Physio-Control	329	385	412
	$13,515	$12,299	$11,292

On December 4, 2006, the Company announced its intention to pursue a spin-off of Physio-Control into an independent, publicly traded company. Physio-Control is the Company’s wholly-owned subsidiary that offers external defibrillators, emergency response systems, data management solutions and support services used by hospitals and emergency response personnel. However, shortly thereafter, on January 15, 2007, the Company announced a voluntary suspension of U.S. shipments of Physio-Control products manufactured at its facility in Redmond, Washington in order to address quality system issues. In the months following the suspension of U.S. shipments, the Company worked diligently with the FDA to address the quality system issues and resumed limited shipments to critical customers. As a result of the work performed, on April 28, 2008, the Company announced that it had reached an agreement on a consent decree with the FDA regarding quality system improvements for its external defibrillator products. The agreement was filed on April 25, 2008 in the U.S. District Court for the Western District of Washington and was approved by the court on May 9, 2008. The agreement addresses issues raised by the FDA during inspections regarding Physio-Control’s quality system processes and outlines the actions Physio-Control must take in order to resume unrestricted distribution of its external defibrillators. In fiscal year 2008, Physio-Control has resumed limited shipments to critical need customers in the U.S. Following the resolution of the quality system issues, the Company intends to pursue the spin-off of Physio-Control. Physio-Control’s (loss)/income before interest and income taxes for fiscal years 2008, 2007, and 2006 were $(28), $7, and $15, respectively.

Geographic Information

	United States	Europe	Asia Pacific	Other Foreign	Consolidated
Fiscal Year 2008
Net sales to external customers	$8,336	$3,288	$1,437	$454	$13,515
Long-lived assets*	$3,611	$8,632	$171	$37	$12,451

Fiscal Year 2007
Net sales to external customers	$7,900	$2,811	$1,195	$393	$12,299
Long-lived assets*	$6,947	$1,040	$165	$35	$8,187

Fiscal Year 2006
Net sales to external customers	$7,626	$2,314	$1,023	$329	$11,292
Long-lived assets*	$7,100	$1,039	$156	$36	$8,331

_______________

*  Excludes other long-term financial instruments and long-term deferred tax assets, net, as applicable.

No single customer represents over 10 percent of the Company’s consolidated net sales in fiscal years 2008, 2007, or 2006.

Selected  Financial Data

	Fiscal Year
	2008	2007	2006	2005	2004(2)
(in millions, except per share data)
Operating Results for the Fiscal Year:
Net sales	$13,515	$12,299	$11,292	$10,055	$9,087
Cost of products sold	3,446	3,168	2,815	2,446	2,253
Gross margin percentage	74.5%	74.2%	75.1%	75.7%	75.2%
Research and development expense	$1,275	$1,239	$1,113	$951	$852
Selling, general and administrative expense	4,707	4,153	3,659	3,214	2,801
Special charges	78	98	100	—	(5)
Restructuring charges	41	28	—	—	—
Certain litigation charges	366	40	—	654	—
Purchased in-process research and development charges	390	—	364	—	41
Other expense, net	436	212	167	291	351
Interest income, net	(109)	(154)	(87)	(45)	(3)
Earnings before income taxes	2,885	3,515	3,161	2,544	2,797
Provision for income taxes	654	713	614	740	838
Net earnings	$2,231	$2,802	$2,547	$1,804	$1,959

Per Share of Common Stock:
Basic earnings	$1.97	$2.44	$2.11	$1.49	$1.61
Diluted earnings	1.95	2.41	2.09	1.48	1.60
Cash dividends declared	0.50	0.44	0.39	0.34	0.29

Financial Position at Fiscal Year-end:
Working capital(1)	$3,787	$5,355	$5,971	$4,042	$1,072
Current ratio(1)	2.1:1.0	3.1:1.0	2.4:1.0	2.2:1.0	1.3:1.0
Total assets	$22,198	$19,512	$19,665	$16,617	$14,111
Long-term debt(1)	5,802	5,578	5,486	1,973	1.1
Shareholders’ equity	11,536	10,977	9,383	10,450	9,077

Additional Information:
Full-time employees at year-end	36,484	34,554	32,280	29,835	27,868
Full-time equivalent employees at year-end	40,351	37,800	35,733	33,067	30,900

_______________

(1)

In fiscal year 2002 $2,000 of contingent convertible debentures were issued to fund acquisitions. These contingent convertible debentures include repayment provisions that give holders the option to require the Company to repurchase the debentures (referred to as a put option) in specific periods. Twelve months prior to the put option for the debentures becoming exercisable, the remaining balance of the debentures will be classified as short-term borrowings on the consolidated balance sheets. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt on the consolidated balance sheets. Therefore, working capital and the current ratio are impacted by the periodic reclassification of these contingent convertible debentures. In fiscal years 2008, 2006 and 2004 there were $94, $1,971 and $1,974, respectively, of debentures classified in short-term borrowings. See Note 7 to the consolidated financial statements.

(2)	Fiscal year 2004 consisted of 53 weeks, as compared to 52 weeks in all other fiscal years disclosed above. See Note 1 to the consolidated financial statements.

Price Range of Medtronic Stock

	Fiscal Quarter
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008 High	$54.05	$57.86	$51.21	$50.44
2008 Low	50.57	47.00	45.25	46.19
2007 High	51.43	50.93	54.51	54.58
2007 Low	46.86	42.47	48.33	48.67

Prices are closing quotations. On June 23, 2008, there were approximately 53,600 shareholders of record of the Company’s common stock. The regular quarterly cash dividend was 12.5 cents per share for fiscal year 2008 and 11.0 cents per share for fiscal year 2007.