Form 10-K, Exhibit 13
period 2009-04-24
MEDTRONIC INC
filed 2009-06-23
CIK 64670

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Understanding Our Financial Information

          The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Medtronic, Inc. (Medtronic or the Company). You should read this discussion and analysis along with our consolidated financial statements and related Notes thereto as of April 24, 2009 and April 25, 2008 and for each of the three fiscal years ended April 24, 2009, April 25, 2008 and April 27, 2007.

          Organization of Financial Information Management’s discussion and analysis, presented on pages 1 to 27 of this report, provides material historical and prospective disclosures designed to enable investors and other users to assess our financial condition and results of operations.

          The consolidated financial statements are presented on pages 30 to 79 of this report, and include the consolidated statements of earnings, consolidated balance sheets, consolidated statements of shareholders’ equity, consolidated statements of cash flows and the related Notes, which are an integral part of the consolidated financial statements.

          Financial Trends Throughout this financial information, you will read about transactions or events that materially contribute to or reduce earnings and materially affect financial trends. We refer to these transactions and events as either special (such as asset impairment or contributions to The Medtronic Foundation), restructuring, certain litigation and purchased in-process research and development (IPR&D) charges, or certain tax adjustments. These charges, or benefits, result from facts and circumstances that vary in frequency and/or impact to operations. While understanding these charges or benefits is important to understanding and evaluating financial trends, other transactions or events may also have a material impact on financial trends. A complete understanding of the special, restructuring, certain litigation and IPR&D charges and certain tax adjustments is necessary in order to estimate the likelihood that financial trends will continue.

          Our fiscal year-end is the last Friday in April, and, therefore, the total weeks in a fiscal year can fluctuate between fifty-two and fifty-three weeks. Fiscal years 2009, 2008 and 2007 consisted of fifty-two weeks. Fiscal year 2010 will be a fifty-three week year.

Executive Level Overview

          We are the global leader in medical technology - alleviating pain, restoring health and extending life for millions of people around the world. We function in seven operating segments, consisting of Cardiac Rhythm Disease Management (CRDM), Spinal, CardioVascular, Neuromodulation, Diabetes, Surgical Technologies and Physio-Control.

          Through these seven operating segments, we develop, manufacture, and market our medical devices in more than 120 countries. Our primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes, and ear, nose, and throat conditions.

          Net earnings for the fiscal year ended April 24, 2009 were $2.169 billion, a 3 percent decrease from net earnings of $2.231 billion for the fiscal year ended April 25, 2008. Diluted earnings per share were $1.93 and $1.95 for the fiscal years ended April 24, 2009 and April 25, 2008, respectively. Fiscal year 2009 net earnings included after-tax special, restructuring, certain litigation and IPR&D charges and certain tax adjustments that decreased net earnings by $1.114 billion and had a $0.99 impact on diluted earnings per share. Fiscal year 2008 net earnings included after-tax special, restructuring, certain litigation and IPR&D charges that decreased net earnings by $742 million and had a $0.65 impact on diluted earnings per share. See further discussion of these charges/benefits in the “Special, Restructuring, Certain Litigation and IPR&D Charges and Certain Tax Adjustments” section of this management’s discussion and analysis.

	Net Sales
	Fiscal Year
(dollars in millions)	2009	2008	% Change
Cardiac Rhythm Disease Management	$5,014	$4,963	1%
Spinal	3,400	2,982	14
CardioVascular	2,437	2,131	14
Neuromodulation	1,434	1,311	9
Diabetes	1,114	1,019	9
Surgical Technologies	857	780	10
Physio-Control	343	329	4
Total Net Sales	$14,599	$13,515	8%

          Net sales in fiscal year 2009 were $14.599 billion, an increase of 8 percent from the prior fiscal year. Foreign currency translation had an unfavorable impact of $100 million on net sales when compared to the prior fiscal year. The net sales increase in the current fiscal year was driven by the addition of Kyphon to our Spinal business in the third quarter of fiscal year 2008 and double digit sales growth in the CardioVascular and Surgical Technologies businesses. Sales outside the United States (U.S.) were $5.602 billion compared to $5.179 billion for the prior fiscal year. Growth outside the U.S. continued to be positive, where three of our operating segments had strong double digit growth rates. See our discussion in the “Net Sales” section of this management’s discussion and analysis for more information on the results of our significant operating segments.

          We remain committed to our Mission of developing lifesaving and life enhancing therapies to alleviate pain, restore health and extend life. The diversity and depth of our current product offerings enable us to provide medical therapies to patients worldwide. We work to improve patient access through well planned studies, which show the safety, efficacy and cost-effectiveness of our therapies, and our alliance with patients, clinicians, regulators and reimbursement agencies. Our investments in research and development, strategic acquisitions, expanded clinical trials and infrastructure provide the foundation for our growth. We are confident in our ability to drive long-term shareholder value using principles of our Mission, our strong product pipelines and continued commitment to innovative research and development.

Certain Litigation Charges Recorded – Subsequent Event

          On June 1, 2009, the U.S. Court of Appeals for the Federal Circuit affirmed a December 2007 ruling of infringement stemming from the Vertex line of multiaxial screws in our litigation with DePuy Spine (formerly DePuy/AcroMed), a subsidiary of Johnson & Johnson (J&J) , and Biedermann Motech GMbH (collectively, DePuy). As a result of the U.S. Court of Appeals’ decision, we recorded a reserve of $178 million which is expected to cover the revised damages award and pre- and post-judgment interest. Since the ruling provided additional evidence about conditions that existed at the balance sheet date, the charge was included in the consolidated financial statements for the fiscal year ended April 24, 2009. See the “Special, Restructuring, Certain Litigation and IPR&D Charges and Certain Tax Adjustments” section of this management’s discussion and analysis and Note 16 to the consolidated financial statements for additional information.

Other Matters

          In January 2007, we announced a voluntary suspension of U.S. shipments of Physio-Control products manufactured at our facility in Redmond, Washington in order to address quality system issues. In the months following the suspension of U.S. shipments, we worked diligently with the U.S. Food and Drug Administration (FDA) to address the quality system issues and resumed limited shipments to critical need customers. On May 9, 2008, the U.S. District Court for the Western District of Washington approved the consent decree that was signed with the FDA regarding quality system improvements for our external defibrillator products. The agreement addresses issues raised by the FDA during inspections regarding Physio-Control’s quality system processes and outlines the actions Physio-Control must take in order to resume unrestricted distribution of our external defibrillators. We continue to work diligently to implement the required actions necessary to resolve the quality issues addressed by the FDA.

Critical Accounting Estimates

          We have adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). Our most significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

          The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, asset impairment, legal proceedings, IPR&D, warranty obligations, product liability, self-insurance, pension and post-retirement obligations, sales returns and discounts, stock-based compensation, valuation of equity and debt securities and income tax reserves are updated as appropriate, which in most cases is quarterly. We base our estimates on historical experience, actuarial valuations or various assumptions that are believed to be reasonable under the circumstances.

          Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the accounting estimates are made, and (2) material changes in the estimates are reasonably likely to occur from period to period. Our critical accounting estimates include the following:

          Legal Proceedings We are involved in a number of legal actions involving both product liability and intellectual property disputes. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, that could require significant expenditures or result in lost revenues. In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies,” (SFAS No. 5) we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is possible, but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. Our significant legal proceedings are discussed in Note 16 to the consolidated financial statements. While it is not possible to predict the outcome for most of the matters discussed in Note 16 to the consolidated financial statements, we believe it is possible that costs associated with them could have a material adverse impact on our consolidated earnings, financial position or cash flows.

          Tax Strategies Our effective tax rate is based on income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may or may not prevail. These reserves are established and adjusted in accordance with the principles of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN No. 48). Under FIN No. 48, if we determine that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50 percent likely of being realized upon settlement. We presume that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. We regularly monitor our tax positions and FIN No. 48 tax liabilities. We reevaluate the technical merits of our tax positions and recognize an uncertain tax benefit, or derecognize a previously recorded tax benefit, when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance, or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves. Although we believe that we have adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on our effective tax rate in future periods.

          In the event there is a special, restructuring, certain litigation and/or IPR&D charge recognized in our operating results, the tax cost or benefit attributable to that item is separately calculated and recorded. Because the effective rate can be significantly impacted by these discrete items that take place in the period, we often refer to our tax rate using both the effective rate and the non-GAAP nominal tax rate. The non-GAAP nominal tax rate is defined as the income tax provision as a percentage of earnings before income taxes, excluding special, restructuring, certain litigation and IPR&D charges and certain tax adjustments. We believe that this resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of these discrete items so that investors can compare our recurring results over multiple periods.

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

          The Company’s overall tax rate including the tax impact of special, restructuring, certain litigation and IPR&D charges and certain tax adjustments has resulted in an effective tax rate of 16.4 percent for fiscal year 2009. Excluding the impact of the special, restructuring, certain litigation and IPR&D charges and certain tax adjustments, our operational and tax strategies have resulted in a non-GAAP nominal tax rate of 20.9 percent versus the U.S. Federal statutory rate of 35.0 percent. An increase in our nominal tax rate of 1.0 percent would have resulted in an additional income tax provision for the fiscal year ended April 24, 2009 of approximately $42 million. See the discussion of our tax rate and tax adjustments in the “Income Taxes” section of this management’s discussion and analysis.

          Valuation of IPR&D, Goodwill and Other Intangible Assets When we acquire a company, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, net tangible assets and goodwill as required by U.S. GAAP. IPR&D is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D and other intangible assets requires us to make significant estimates. The amount of the purchase price allocated to IPR&D and other intangible assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of the acquisition in accordance with accepted valuation methods. For IPR&D, these valuation methodologies include consideration of the risk of the project not achieving commercial feasibility.

          Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of acquired businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest that the carrying amount may be impaired.

          The test for impairment requires us to make numerous estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment test are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining assumptions necessary to estimate fair value, including projected future cash flows. Goodwill was $8.195 billion and $7.519 billion as of April 24, 2009 and April 25, 2008, respectively.

          Other intangible assets consist primarily of purchased technology, patents and trademarks which are amortized using the straight-line or accelerated basis, as appropriate, over their estimated useful lives, ranging from 3 to 20 years. As of April 24, 2009, all of our intangible assets have definite lives and are amortized on a straight-line basis. We review these intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Other intangible assets, net of accumulated amortization, were $2.477 billion and $2.193 billion as of April 24, 2009 and April 25, 2008, respectively.

Net Sales

The table below illustrates net sales by product line and operating segment for fiscal years 2009, 2008 and 2007:

	Net Sales			Net Sales
	Fiscal Year			Fiscal Year
(dollars in millions)	2009	2008	Change	2008	2007	Change
Defibrillation Systems	$2,962	$2,897	2%	$2,897	$2,917	(1)%
Pacing Systems	1,984	2,008	(1)	2,008	1,895	6
Other	68	58	17	58	64	(9)
CARDIAC RHYTHM DISEASE MANAGEMENT	5,014	4,963	1	4,963	4,876	2
Core Spinal	1,951	1,869	4	1,869	1,713	9
Biologics	840	815	3	815	704	16
Kyphon	609	298	104	298	—	N/A
SPINAL	3,400	2,982	14	2,982	2,417	23
Coronary Stents	844	710	19	710	560	27
Other Coronary/Peripheral	448	408	10	408	386	6
Endovascular	398	285	40	285	259	10
Revascularization and Surgical Therapies	447	431	4	431	417	3
Structural Heart Disease	300	297	1	297	287	3
CARDIOVASCULAR	2,437	2,131	14	2,131	1,909	12
Neuro Implantables	1,145	1,069	7	1,069	962	11
Gastroenterology and Urology	289	242	19	242	221	10
NEUROMODULATION	1,434	1,311	9	1,311	1,183	11
DIABETES	1,114	1,019	9	1,019	863	18
Core Ear, Nose and Throat (ENT)	352	323	9	323	278	16
Neurologic Technologies	320	298	7	298	261	14
Navigation	185	159	16	159	127	25
SURGICAL TECHNOLOGIES	857	780	10	780	666	17
PHYSIO-CONTROL	343	329	4	329	385	(15)
TOTAL	$14,599	$13,515	8%	$13,515	$12,299	10%

          In fiscal years 2009 and 2008, net sales were (unfavorably)/favorably impacted by foreign currency translation of $(100) million and $400 million, respectively. The primary exchange rate movements that impact our consolidated net sales growth are the U.S. dollar as compared to the Euro and the Japanese Yen. The impact of foreign currency fluctuations on net sales is not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and our hedging activities. See the “Market Risk” section of this management’s discussion and analysis and Note 9 to the consolidated financial statements for further details on foreign currency instruments and our related risk management strategies.

          Forward-looking statements are subject to risk factors (see “Risk Factors” set forth in our Form 10-K).

          Cardiac Rhythm Disease Management CRDM products consist primarily of pacemakers, implantable defibrillators, leads, ablation products, electrophysiology catheters, products for the treatment of atrial fibrillation and information systems for the management of patients with our devices. CRDM fiscal year 2009 net sales were $5.014 billion, an increase of 1 percent over the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $25 million when compared to the prior fiscal year.

          Worldwide net sales of Defibrillation Systems, our largest product line, for fiscal year 2009 were $2.962 billion, an increase of 2 percent when compared to the prior fiscal year. Foreign currency had an unfavorable impact on net sales of $18 million when compared to the prior fiscal year. Net sales growth was primarily a result of worldwide net sales of Secura implantable cardioverter defibrillators (ICDs) and Consulta cardiac resynchronization therapy-defibrillators (CRT-Ds), both of which are included within our Vision 3D portfolio. Both the Secura ICDs and Consulta CRT-Ds feature Conexus wireless technology which allows for remote transfer of patient data and enables easier communication between the implanted device and programmer at the time of implant, during follow-up in a clinician’s office, or remotely using a patient home monitor. In addition, net sales for the comparative period were negatively impacted by our voluntary suspension of worldwide distribution of Sprint Fidelis (Fidelis) leads in the second quarter of fiscal year 2008.

          Pacing Systems net sales for fiscal year 2009 were $1.984 billion, a decrease of 1 percent when compared to the prior fiscal year. The decrease in net sales was primarily a result of a decrease in net sales in the U.S. due to significant competition, partially offset by sales growth outside the U.S. Net sales growth outside the U.S. for fiscal year 2009 was led by the acceptance of the Adapta family of pacemakers, including the Adapta and Sensia models. The Adapta family of pacemakers incorporates an array of automatic features to help physicians improve pacing therapy and streamline the patient follow-up process, potentially minimizing the amount of time spent in a physician’s office. Adapta offers Managed Ventricular Pacing, or MVP, which is an atrial-based pacing mode that significantly reduces unnecessary pacing in the right ventricle while providing the safety of a dual chamber backup if necessary. Clinical studies have suggested that reducing this unnecessary pacing in the right ventricle may decrease the risk of developing heart failure and atrial fibrillation, a potentially life-threatening irregular heartbeat.

          Fiscal year 2009 Defibrillation and Pacing Systems sales benefited from the continued acceptance of the Medtronic CareLink Service. The Medtronic CareLink Service enables clinicians to review data about implanted cardiac devices in real time and access stored patient and device diagnostics through a secure Internet website. The data, which is comparable to information provided during an in-clinic device follow-up, provides the patient’s medical team with a comprehensive view of how the device and patient’s heart are operating. Today, over 360,000 patients are being monitored through Medtronic’s CareLink Service worldwide, up from approximately 250,000 patients being monitored a year ago.

          CRDM fiscal year 2008 net sales grew by 2 percent from the prior fiscal year to $4.963 billion. Foreign currency translation had a favorable impact on net sales of approximately $160 million when compared to the prior fiscal year.

          Defibrillation Systems net sales of $2.897 billion for fiscal year 2008 decreased 1 percent when compared to fiscal year 2007. The decrease in net sales was the result of sales declines in the U.S., offset by sales growth outside the U.S. Global sales were driven by the Virtuoso ICD and the Concerto CRT-D. Both of these devices feature Conexus wireless technology. Net sales from Defibrillation Systems in the U.S. were $1.955 billion, a decrease of 6 percent in comparison to the prior year. The decrease in U.S. Defibrillation Systems net sales in fiscal year 2008 was primarily the result of the suspension of worldwide distribution of the Fidelis lead in the second quarter of fiscal year 2008. The distribution of the Fidelis lead was suspended because of the potential for lead fractures at higher than anticipated rates. Leads are sophisticated “wires” that connect an electronic pulse generator to the heart and are the pathway for therapy delivery between the device and heart. The Fidelis leads are applicable to therapy delivery in defibrillators only, including ICDs and CRT-Ds. Although the U.S. Defibrillation Systems market appeared to have stabilized from the impact of the Fidelis lead issue in the fourth quarter of fiscal year 2008, the rebound was not enough to offset the negative impact that the Fidelis lead issue had in the second and third quarters of fiscal year 2008. Outside the U.S., net sales from Defibrillation Systems were $942 million, an increase of 13 percent over the prior fiscal year. This growth was partially driven by favorable foreign currency translation as compared to the prior year, but was principally the result of strong market acceptance of the Virtuoso ICD and Concerto CRT-D. Outside the U.S., net sales were also impacted by the Fidelis lead issue. In particular, for most of the third quarter of fiscal year 2008, we did not have an approved high power lead on the market in Japan, and, as of the close of the fourth quarter of fiscal year 2008, we still did not have an approved single coil lead, which is a more popular lead design in certain Western European markets. However, in November 2008, we launched our Sprint Quattro Secure S single coil lead in markets outside the U.S.

          Pacing Systems net sales for fiscal year 2008 increased by 6 percent over the prior fiscal year to $2.008 billion. This increase was attributable primarily to continued worldwide acceptance of the Adapta family of pacemakers, including the Adapta, Versa and Sensia models, which were launched in the U.S. in the second quarter of fiscal year 2007 and have been available outside the U.S. since late fiscal year 2006. Net sales from Pacing Systems in the U.S. were $940 million, an increase of 1 percent. The revenue growth in the U.S. was slowed in the second and third quarters of fiscal year 2008 by the suspension of worldwide distribution of the Fidelis lead, as our field organization focused their efforts on serving Fidelis customers and patients. Outside the U.S., net sales from Pacing Systems were $1.068 billion, an increase of 11 percent over the prior fiscal year due primarily to foreign currency translation which had an $86 million favorable impact on net sales outside the U.S.

          Looking ahead, we expect our CRDM operating segment should be impacted by the following:

•

The further launch and acceptance of our Vision 3D portfolio, which represents a common technology platform comprised of a full line of ICDs, CRT-Ds, pacemakers and cardiac resynchronization therapy-pacemakers (CRT-Ps) to address the needs of patients with arrhythmias, heart failure and those at risk of sudden cardiac arrest. The Secura ICD and the Consulta CRT-D, the portfolio’s first ICD and CRT-D devices, became commercially available in the U.S. in the second quarter of fiscal year 2009. The Secura ICD and Consulta CRT-D were commercially available in Western Europe beginning in the first quarter of fiscal year 2009 and we successfully launched the Secura ICD and the Consulta CRT-D in Japan in the fourth quarter of fiscal year 2009. The devices within the Vision 3D portfolio provide enhanced follow-up and automaticity features and create meaningful manufacturing synergies.

•

Increased use in the U.S. of devices with OptiVol Fluid Status Monitoring as a result of recently published clinical evidence and reimbursement, which became effective January 1, 2009. OptiVol Fluid Status Monitoring is found on certain Medtronic CRT-Ds and ICDs and uses low electrical pulses that travel across the thoracic cavity to measure the level of resistance, indicating fluid in the chest which is a common symptom of heart failure. OptiVol’s ability to measure fluid status trends over time can provide important insights that are used in conjunction with ongoing monitoring of other patient symptoms.

•

The launch and acceptance of Magnetic Resonance Imaging (MRI) safe pacing systems. In November 2008, we launched the EnRhythm MRI SureScan pacing system (EnRhythm MRI) in certain European countries and in June 2009 we received CE Mark approval for the Advisa DR MRI, which is part of our Vision 3D portfolio. EnRhythm MRI was the first pacemaker system to be developed and tested specifically for safe use in MRI machines under specified scanning conditions. Both EnRhythm MRI and Advisa DR MRI are designed to address and mitigate interactions between the pacing system and the magnetic resonance environment. EnRhythm MRI is expected to launch in the U.S. in fiscal year 2010. Advisa DR MRI is expected to launch in Europe during the first half of fiscal year 2010.

•

The recent U.S. launch of the Reveal XT Insertable Cardiac Monitor (ICM), which offers comprehensive remote monitoring capabilities via the Medtronic CareLink Service and allows physicians to confirm or rule out an abnormal heart rhythm. The Reveal XT ICM became commercially available in the U.S. in February 2009.

•

The recent U.S. launch of the Attain Ability left-heart lead, which offers a thin lead body, providing physicians a tool to deliver therapy to hard-to-reach areas of the heart in heart failure patients. The Attain Ability left-heart lead became commercially available in the U.S. in May 2009. Following the launch in the U.S., the Attain Ability left-heart lead is commercially available in every major market in the world.

•

Our recent investments in two breakthrough atrial fibrillation therapy systems. In November 2008, we acquired CryoCath Technologies Inc. (CryoCath), a medical technology company that develops cryotherapy products to treat cardiac arrhythmias. CryoCath’s Arctic Front product is a minimally invasive cryo-balloon catheter designed specifically to treat atrial fibrillation and is currently approved in certain markets outside the U.S. In addition, in February 2009, we acquired Ablation Frontiers, Inc. (Ablation Frontiers), a company that develops RF ablation solutions for treatment of atrial fibrillation. Ablation Frontiers’ system of ablation catheters and RF generator is currently approved in certain markets outside the U.S. See Note 4 to the consolidated financial statements for additional information.

•

Our ability to grow consistently with the market. Our growth in CRDM has been and will continue to be contingent upon continued market growth and our ability to increase our market position. The CRDM market is characterized by significant competition, and in fiscal year 2009, we believe that Medtronic’s growth has been slightly slower than that of the overall market.

          Spinal Spinal products include thoracolumbar, cervical, interbody devices, bone graft substitutes and biologic products. Spinal net sales for fiscal year 2009 were $3.400 billion, an increase of 14 percent over the same period of the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $11 million when compared to the prior fiscal year. The growth in fiscal year 2009 was partially driven by the third quarter fiscal year 2008 acquisition of Kyphon Inc. (Kyphon), which generated revenue of $609 million and $298 million in fiscal years 2009 and 2008, respectively. See below and Note 4 to the consolidated financial statements for further discussion about the acquisition of Kyphon.

          Core Spinal net sales for fiscal year 2009 were $1.951 billion, an increase of 4 percent when compared to the prior fiscal year. Growth in the period was primarily driven by continued acceptance of our products for the thoracolumbar region of the spine. Thoracolumbar net sales growth for fiscal year 2009 was driven by net sales of the CD HORIZON LEGACY family of products (CD HORIZON) outside the U.S., and net sales growth in the U.S. was augmented by demand for our CD HORIZON LEGACY PEEK Rod System, which allows for a less rigid implant as compared to traditional metal rod systems. CD HORIZON is designed to provide procedural solutions for degenerative, deformity or trauma applications using color coded implants, unique minimally invasive instruments and ergonomic designs. Net sales growth in the U.S. was also driven by our MAST family of products, which includes a comprehensive offering of minimal-access procedural solutions. Our market share in the Core Spinal business continues to experience pressure from the proliferation of smaller, public and privately held companies competing in this market. In addition, Core Spinal net sales growth for the fiscal year was positively impacted from our joint venture with Shandong Weigao Group Medical Polymer Company Limited (Weigao). The joint venture entity, which distributes Medtronic’s spinal products and Weigao’s orthopedic products in China, commenced operations in September 2008.

          Biologics net sales for fiscal year 2009 were $840 million, an increase of 3 percent when compared to the prior fiscal year. This increase was primarily driven by worldwide net sales growth of INFUSE Bone Graft in the first quarter of fiscal year 2009. Net sales of INFUSE Bone Graft during the remainder of fiscal year 2009 were flat because of the negative impact of several external factors including: a public health notice from the FDA regarding off-label use of recombinant human bone morphogenic protein in the cervical spine that was issued in July 2008, a previously disclosed government investigation, negative newspaper stories and a whistleblower lawsuit filed against a number of spine surgeons and distributors of INFUSE Bone Graft. INFUSE Bone Graft contains a recombinant human bone morphogenetic protein, or rhBMP-2, that induces the body to grow its own bone, eliminating the need for a painful second surgery to harvest bone from elsewhere in the body.

          Kyphon net sales for fiscal year 2009 were $609 million, an increase of 104 percent when compared to the prior fiscal year. Kyphon was acquired in the third quarter of fiscal year 2008 and therefore net sales for the prior period only included six months of net sales. Kyphon net sales were driven primarily by continued worldwide acceptance of balloon kyphoplasty procedures for treating vertebral compression fractures. Balloon kyphoplasty, using Kyphon instruments, is presently used primarily by spine specialists, including orthopedic surgeons and neurosurgeons, interventional radiologists and interventional neuroradiologists, who repair compression fractures of the spine caused by osteoporosis, cancer, benign lesions or trauma, through minimally invasive spine surgeries.

          Spinal net sales for fiscal year 2008 increased by 23 percent from the prior fiscal year to $2.982 billion. Foreign currency translation had a favorable impact on net sales of $44 million when compared to the prior fiscal year. The growth in fiscal year 2008 was primarily driven by the November 2007 close of the acquisition of Kyphon, which generated revenue of $298 million during the fiscal year.

          Core Spinal net sales for fiscal year 2008 were $1.869 billion, an increase of 9 percent from the prior fiscal year. Growth in the period was primarily based on continued acceptance of our products for the thoracolumbar and cervical regions of the spine. Net sales in fiscal year 2008 were hampered by the trend of small companies increasing their presence and placing pressure on the Core Spinal market. Thoracolumbar net sales growth for fiscal year 2008 was driven by net sales of the CD HORIZON and the CAPSTONE Vertebral Body Spacer (CAPSTONE) outside the U.S., net sales of the VERTE-STACK CRESCENT Vertebral Body Spacer (CRESCENT) for thoracolumbar stabilization in the U.S. and worldwide net sales growth of lumbar products. The CAPSTONE and CRESCENT are minimal access devices and techniques designed to replace and restore vertebral height in the thoracolumbar spine. The growth in net sales in our cervical products during the fiscal year was led by the continued acceptance of the VERTEX Max Reconstruction System for cervical stabilization outside the U.S.

          Biologics net sales for fiscal year 2008 increased 16 percent from the prior fiscal year to $815 million. This increase was primarily driven by continued strong acceptance of INFUSE Bone Graft in the U.S. In addition to FDA approval for use of INFUSE Bone Graft for lumbar spinal fusion, we received FDA approval to use INFUSE Bone Graft for the treatment of certain types of acute, open fractures of the tibial shaft in fiscal year 2005, and for certain oral maxillofacial and dental regenerative bone grafting procedures late in fiscal year 2007. Additionally, although on a smaller base, we experienced strong fiscal year 2008 growth in the sales of InductOs Bone Graft, the outside the U.S. equivalent of INFUSE Bone Graft.

          Kyphon, which was acquired in November 2007, had net sales of $298 million for fiscal year 2008 that were driven by continued acceptance of balloon kyphoplasty procedures for treating vertebral compression fractures and acceptance of Kyphon’s interspinous products for treating lumbar spinal stenosis. Kyphon’s interspinous products for treating lumbar spinal stenosis include the commercially available X-STOP IPD technology available in both the U.S. and outside the U.S. and Aperius PercLID available outside the U.S.

          Looking ahead, we expect our Spinal operating segment should be impacted by the following:

•	Continued acceptance of our products for stabilization of the thoracolumbar region of the spine, including the CD HORIZON LEGACY 5.5 and PEEK Rod Systems.

•	Increased presence in China as a result of our joint venture with Weigao to distribute Medtronic’s spinal products and Weigao’s orthopedic products in China.

•

The recent U.S. launch of the PEEK Prevail Cervical Interbody Device and the VERTEX SELECT Reconstruction System Occipitocervical Module. The PEEK Prevail Cervical Interbody Device offers stability during a spinal fusion for patients that are treated for a degenerative condition that affects the patient’s neck. The VERTEX SELECT Reconstruction System Occipitocervical Module offers adjustability through multiple plate designs, rods, screws and hooks that gives surgeons more options during surgery, enabling them to tailor the procedure to each patient’s needs. The PEEK Prevail Cervical Interbody Device and VERTEX SELECT Reconstruction System Occipitocervical Module became commercially available in the U.S. in May 2009.

•

Continued regulatory scrutiny of off-label use in medical devices. During fiscal year 2009, the FDA issued a public health notice regarding use of bone morphogenic protein in cervical procedures, which was received negatively by both physicians and payors. As a result, this negatively impacted the sales of our INFUSE Bone Graft in fiscal year 2009. It is uncertain if this trend will continue in subsequent periods.

          CardioVascular CardioVascular products consist of coronary and peripheral stents and related delivery systems, endovascular stent graft systems, heart valve replacement technologies and tissue ablation systems, and open heart and coronary bypass grafting surgical products. CardioVascular net sales for fiscal year 2009 were $2.437 billion, an increase of 14 percent over the prior fiscal year. Foreign currency translation had an unfavorable impact of approximately $23 million when compared to the prior fiscal year.

          Coronary Stent and Other Coronary/Peripheral net sales for fiscal year 2009 were $1.292 billion, an increase of 16 percent when compared to the prior fiscal year. The increase in net sales was primarily the result of the launch of the Endeavor drug-eluting stent (Endeavor) in the U.S. which began during the fourth quarter of fiscal year 2008. We received regulatory approval in Japan during the fourth quarter of fiscal year 2009 and commercially launched Endeavor in Japan in May 2009. Endeavor and the Endeavor Resolute drug-eluting stent (Endeavor Resolute) generated worldwide revenue of $603 million for the fiscal year compared to $418 million for the prior year.

          Endovascular net sales for fiscal year 2009 were $398 million, an increase of 40 percent when compared to the prior fiscal year. Growth in the Endovascular business was primarily driven by net sales in the U.S. of the Talent Abdominal Aortic Aneurysm Stent Graft System (Talent AAA Stent Graft System) and Thoracic Stent Graft System and by the launch of our Endurant Abdominal Stent Graft System outside the U.S. in the first quarter of fiscal year 2009. The Endurant Abdominal Stent System expands the applicability of endovascular aortic repair to more patients with abdominal aortic aneurysms (AAA) by addressing those AAA patients whose aortas are highly angulated or whose aneurysms have short necks.

          Revascularization and Surgical Therapies net sales for fiscal year 2009 were $447 million, an increase of 4 percent when compared to the prior fiscal year. The increase was primarily the result of positive growth outside the U.S. associated with our cannulae and beating heart products.

          Structural Heart Disease net sales for fiscal year 2009 were $300 million, an increase of 1 percent when compared to the prior fiscal year. The increase was primarily the result of net sales growth outside the U.S. which benefited from the return of the Advantage Mechanical Valve to markets from which it had been suspended for a portion of the prior fiscal year. Net sales of our atrial fibrillation technologies outside the U.S. also contributed to the increase in net sales for fiscal year 2009. Growth outside the U.S. was partially offset by a decrease in net sales in the U.S. due to the entrance of three new competitive tissue valve products into the market during the past twelve months.

          CardioVascular net sales for fiscal year 2008 increased 12 percent from the prior fiscal year to $2.131 billion. Foreign currency translation had a favorable impact of $101 million on net sales when compared to the prior fiscal year.

          Coronary Stent and Other Coronary/Peripheral net sales for fiscal year 2008 increased 18 percent in comparison to the prior fiscal year to $1.118 billion. The growth in Coronary Stent and Other Coronary/Peripheral net sales was primarily a result of the successful launch of Endeavor in the U.S., strong sales of Endeavor and Endeavor Resolute outside the U.S. and continued acceptance of the Driver family of bare metal stents. Although the market for stents and drug-eluting stents had declined, Endeavor and Endeavor Resolute continued to benefit from favorable safety and efficacy data, along with their ease of delivery. In the U.S., Endeavor generated net sales of $81 million in fiscal year 2008. Outside the U.S., Endeavor and Endeavor Resolute generated net sales of $337 million in fiscal year 2008, an increase of 12 percent over the prior year. Endeavor Resolute received CE Mark approval in October 2007 and is currently available in more than 100 countries. We also recognized net sales of $292 million in fiscal year 2008 from the Driver family of bare metal stents, which experienced strong growth in the U.S. as a result of reduced penetration of drug-eluting stents in the U.S. marketplace. The Driver bare metal stent, which is also the base stent used in Endeavor and Endeavor Resolute, is a cobalt-chromium coronary stent which has thinner struts and provides greater maneuverability in placing the stent.

          Endovascular net sales for fiscal year 2008 grew 10 percent when compared to the prior fiscal year. Growth in the Endovascular business was driven in part by net sales of the Talent AAA Stent Graft System and the Valiant Thoracic Stent Graft System outside the U.S. The Valiant Thoracic Stent Graft System is a next-generation stent graft used for the minimally invasive repair of the thoracic aorta, the body’s largest artery, for several disease states including aneurysms, penetrating ulcers, acute or chronic dissections and contained or traumatic ruptures. Net sales in the U.S. decreased in fiscal year 2008 as compared to the prior fiscal year as a result of a voluntary field action on the AneuRx AAAdvantage Stent Graft System that required physician and patient notification of a product packaging issue. As of the end of fiscal year 2008, the issue had been corrected.

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

          Structural Heart Disease net sales for fiscal year 2008 grew 3 percent in comparison to the prior fiscal year to $297 million. The increase in net sales for the fiscal year was driven by net sales outside the U.S., which offset slightly negative growth in the U.S. Net sales growth outside the U.S. was driven by sales of our Mosaic and Mosaic Ultra tissue values and our Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System. The growth outside the U.S. was tempered by the suspension of sales of the Advantage mechanical heart valve in the first quarter of fiscal year 2008. The Advantage valve was reintroduced to the market during the third quarter of fiscal year 2008. The Mosaic and Mosaic Ultra tissue valves incorporate several design features to facilitate implantation and improve durability. The Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System provide a catheter-based approach to pulmonic valve replacement for patients with congenital heart defects, with the goal of reducing the invasiveness and risk associated with pulmonic valve replacement.

          Looking ahead, we expect our CardioVascular operating segment should be impacted by the following:

•

Future acceptance of Endeavor in the Japan market. Endeavor received approval by the Japanese Ministry of Health, Labor and Welfare in the fourth quarter of fiscal year 2009 and was launched in May 2009. Following the launch in Japan, Endeavor is commercially available for the treatment of coronary artery disease in every major market in the world.

•

Continued acceptance of Endeavor Resolute in markets outside the U.S. Endeavor Resolute combines the proven drug and stent components of Endeavor with Biolinx, a proprietary biocompatible polymer specifically engineered for drug-eluting stent use. Biolinx facilitates the slower absorption of Zotarolimus while providing excellent biocompatibility. The design goal of Endeavor Resolute is enhanced safety and efficacy in the most complex lesions and patients.

•

Further acceptance in the U.S. of the Talent AAA Stent Graft System. The Talent AAA Stent Graft System received FDA approval in April 2008 and was launched in the first quarter of fiscal year 2009. Additionally, we anticipate further growth in the U.S. and in Japan from the Talent Thoracic Stent Graft System, which was initially released in the first quarter and fourth quarter of fiscal year 2009, respectively.

•

Sales growth outside the U.S. with continued acceptance of our next generation Endurant AAA stent graft and Valiant Thoracic Stent Graft System. The Endurant AAA stent graft received CE Mark approval and was commercially launched late in the first quarter of fiscal year 2009.

•

The integration of Ventor Technologies Ltd. (Ventor) and CoreValve, Inc. (CoreValve) into our CardioVascular business. In the fourth quarter of fiscal year 2009, we acquired Ventor and CoreValve. Both Ventor and CoreValve are medical technology companies that develop transcatheter heart valve technologies for replacement of the aortic valve. CoreValve’s Percutaneous Revalving System has received CE Mark approval and is currently available outside the U.S., while Ventor is a development stage company and does not yet have a product commercially available. We expect these acquisitions will allow us to pursue opportunities that have natural synergies with our existing heart valve franchise and leverage our global footprint. See Note 4 to the consolidated financial statements for additional information.

          Neuromodulation Neuromodulation products consist of therapeutic and diagnostic devices, including implantable neurostimulation systems, implantable drug delivery devices and urology and gastroenterology products. Neuromodulation net sales for fiscal year 2009 were $1.434 billion, an increase of 9 percent when compared to the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $10 million when compared to the prior fiscal year.

          Neuro Implantables is comprised of two product lines: Pain Management and Movement Disorders. Net sales from Pain Management and Movement Disorders products for fiscal year 2009 were $1.145 billion, an increase of 7 percent when compared to the prior fiscal year. The growth was driven by sales of products in Pain Management including worldwide sales of the RestoreULTRA neurostimulation system for pain management and sales in the U.S. of our Specify 5-6-5 surgical lead for spinal cord stimulation. RestoreULTRA, which was launched in March 2008, is our next generation rechargeable neurostimulator with advanced programming capabilities and is the thinnest 16-electrode neurostimulator on the market. Additionally, revenue growth was negatively impacted by the launch of a competitive product and a short-term supply shortfall with our implantable pumps during the fiscal year. Movement Disorders revenue was driven by worldwide net sales of Activa Deep Brain Stimulation (DBS) Therapy. Activa DBS Therapy is used for the treatment of common movement disorders including Parkinson’s disease, essential tremor and dystonia.

          Net sales of Gastroenterology and Urology products for fiscal year 2009 were $289 million, an increase of 19 percent when compared to the prior fiscal year. The growth in Gastroenterology and Urology was led by worldwide sales of our InterStim II product.

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

          Net sales for fiscal year 2008 from Pain Management and Movement Disorders products were $1.069 billion, an increase of 11 percent over the prior period. The growth was driven by key products in Pain Management including RestoreULTRA, RestoreADVANCED and PrimeADVANCED neurostimulation systems for pain management, our SynchroMed II drug delivery pump and our surgical lead for spinal cord stimulation, the Specify 5-6-5. Movement Disorder revenue was driven by growth in worldwide net sales of Activa DBS Therapy.

          Net sales of Gastroenterology and Urology products increased 10 percent over fiscal year 2007 to $242 million. The growth in Gastroenterology and Urology was led by net sales of our InterStim II product, which experienced its first full fiscal year on the market, and was partially offset by the impact of the divestitures of the Gastroenterology and Urology diagnostic product lines.

          Looking ahead, we expect our Neuromodulation operating segment should be impacted by the following:

•

Continued acceptance of RestoreULTRA, our most advanced rechargeable neurostimulator. RestoreULTRA also offers an innovative patient programmer that gives patients the ability to customize their pain control.

•

Continued acceptance of our Activa DBS Therapy for the treatment of common movement disorders. We continue to educate neurologists and the patient population on the benefits that our Activa DBS Therapy offers them. Additionally, Activa PC and RC, our next generation neurostimulators, received FDA approval in April 2009; we look forward to the anticipated launch in the U.S. in the first quarter of fiscal year 2010. Activa PC and RC were launched in Europe in January 2009. Activa PC is a primary cell device and Activa RC is the therapy’s first rechargeable device.

•	Continued acceptance of InterStim Therapy for the treatment of overactive bladder and urinary incontinence.

•

Continued acceptance of InterStim Therapy for the treatment of fecal incontinence outside the U.S., and future launch and acceptance within the U.S. We have submitted a pre-market approval for InterStim Therapy for the treatment of fecal incontinence and expect approval in the first half of fiscal year 2010.

          Diabetes Diabetes products consist of external insulin pumps and related consumables (together referred to as Durable Pump Systems), and subcutaneous continuous glucose monitoring systems. Diabetes net sales for fiscal year 2009 were $1.114 billion, an increase of 9 percent when compared to the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $13 million when compared to the prior fiscal year.

          Durable Pump Systems net sales for fiscal year 2009 were $983 million, an increase of 5 percent when compared to the prior fiscal year. The increase in net sales resulted from demand for the MiniMed Paradigm REAL-Time System that integrates continuous glucose monitoring and insulin pump functionality and related consumables. Net sales of Continuous Glucose Monitoring systems (CGM) and other accessories were $131 million, an increase of 56 percent when compared to the prior fiscal year. Growth was driven by strong acceptance of CGM in the U.S. and an increase in U.S. sales of glucose test strips.

          Diabetes net sales in fiscal year 2008 increased 18 percent over the prior fiscal year to $1.019 billion. Foreign currency translation had a favorable impact of $29 million on net sales when compared to the prior fiscal year.

          Durable Pump Systems net sales for fiscal year 2008 were $935 million, representing growth of 15 percent over the prior fiscal year. The increase in net sales resulted from strong worldwide market acceptance of the MiniMed Paradigm REAL-Time System and related consumables. The sales increase of 35 percent outside the U.S. was especially strong, driven by growth in the markets in which the MiniMed Paradigm REAL-Time System was launched. The strong growth outside the U.S. was offset by slowed growth in the U.S., as we experienced a modest slowdown in replacement business given the timing of upgrades to our latest technology. Net sales of CGM and other accessories were $84 million, an increase of 75 percent when compared to the prior fiscal year. Growth was driven by strong acceptance of CGM in the U.S.

          Looking ahead, we expect our Diabetes operating segment should be impacted by the following:

•	Continued acceptance from both physicians and patients of the MiniMed Paradigm REAL-Time System.

•

Continued acceptance and improved U.S. reimbursement of the iPro CGM, a professional CGM recorder that provides physicians valuable insight into their patients’ glucose levels. The iPro CGM was launched in the U.S. in July 2008.

•

Future acceptance and customer preference for Medtronic products due to the strategic marketing collaboration with Eli Lilly (Lilly), which was announced on May 19, 2009. The alliance reached with Lilly provides for marketing and sales operations in the U.S. to improve the delivery of diabetes education for insulin-taking patients and their caregivers. This will include the development of new educational resources and classes around the initiation and intensive management of insulin, insulin pump therapy and continuous glucose monitoring.

•

Continued acceptance and customer preference for Medtronic products due to the alliances with LifeScan, Inc. (LifeScan), a J&J company, and Bayer Diabetes Care (Bayer), a member of the Bayer group, which we announced on August 21, 2007. The alliances reached with LifeScan (for the U.S. market) and Bayer (for markets outside the U.S.) provide for the distribution and marketing of blood glucose meters that communicate with Medtronic’s insulin pumps. These alliances provide our customers an integrated solution for managing diabetes, thereby improving the quality of life and ease of use. We launched our co-developed blood glucose meters with Bayer and LifeScan in February 2008 and April 2008, respectively.

•

The future launch and acceptance of a series of new insulin pumps, including the Paradigm Veo, which offers low glucose suspend that assists in protecting against the risk of hypoglycemia by automatically suspending insulin delivery when glucose falls below a specified threshold set by the user. The Paradigm Veo was launched in the United Kingdom in June 2009 and is expected to be launched in other markets outside the U.S. in fiscal year 2010.

•

Potential slowdown in consumer spending. Given the elective nature of an insulin pump for the management of diabetes and the possible high out-of-pocket costs to the customer, there is potential exposure to macroeconomic pressures which could negatively impact the near-term sales growth within Diabetes.

          Surgical Technologies Surgical Technologies products are used to treat conditions of the ear, nose and throat, and certain neurological disorders. Additionally, we manufacture and sell image-guided surgery and intra-operative imaging systems. Our portfolio consists of powered tissue-removal systems and other microendoscopy instruments, implantable devices, nerve monitoring systems, disposable fluid-control products, a Ménière’s disease therapy device, hydrocephalus shunt devices, external drainage systems, cranial fixation devices, neuroendoscopes, dura repair products and image-guided surgery and intra-operative imaging systems. Surgical Technologies net sales for fiscal year 2009 were $857 million, an increase of 10 percent when compared to the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $11 million when compared to the prior fiscal year.

          Core ENT net sales for fiscal year 2009 were $352 million, an increase of 9 percent when compared to the prior fiscal year. The increase reflected the continued success of Fusion EM IGS, an advanced electromagnetic-based image-guided surgery system to facilitate sinus surgeries. In addition, there was strong performance in nerve monitoring and drill disposables.

          Neurologic Technologies net sales for fiscal year 2009 were $320 million, an increase of 7 percent when compared to the prior fiscal year. The primary driver of growth was worldwide increased sales of disposables associated with high-speed drill systems including the EHS Stylus high-speed powered surgical drill system. Additionally, the Strata valves, used in the treatment of hydrocephalus, contributed to the revenue growth.

          Navigation net sales for fiscal year 2009 were $185 million, an increase of 16 percent when compared to the prior fiscal year. The increase in net sales was based on strong worldwide net sales of the O-Arm Imaging System, a multi-dimensional surgical imaging platform that is optimized for use in spine and orthopedic surgery, and increased service revenue in the U.S. Additionally, the StealthStation S7 System, launched in the first quarter of fiscal year 2009, contributed to the revenue growth. The StealthStation S7 System offers personalized navigation support for surgeons and surgical staff in the operating room.

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

          Neurologic Technologies net sales grew 14 percent to $298 million in fiscal year 2008. The primary driver of growth in Neurologic Technologies was continued acceptance of high-speed powered surgical drill systems, including the EHS Stylus system.

          Navigation net sales for fiscal year 2008 increased 25 percent from the prior fiscal year to $159 million based on strong U.S. net sales of the O-Arm Imaging System and increased worldwide service revenue.

          Looking ahead, we expect our Surgical Technologies operating segment should be impacted by the following:

•	Continued acceptance of our Fusion EM IGS System, which was launched in the U.S. in the third quarter of fiscal year 2008.

•

Continued acceptance of the StealthStation S7 System and the Synergy Cranial 2.0 software which were launched in the first and fourth quarters of fiscal year 2009, respectively. The StealthStation S7 System offers personalized navigation support for surgeons and surgical staff in the operating room. The Synergy Cranial 2.0 software completed the software offering for cranial procedures on the StealthStation S7 system hardware platform.

•	Continued adoption of power systems for sinus procedures outside the U.S., as well as continued global adoption of nerve monitoring for ENT and thyroid procedures.

•	Launch of new products, including the Integrated Power Console, Spine Shaver and the NIM 3.0, a next generation nerve monitoring system.

•	Continued acceptance of the O-Arm Imaging System.

•

Further integration of Restore Medical, Inc.’s (Restore) Pillar Palatal Implant System (Pillar System) and Influent’s Repose System (Repose System) for the treatment of sleep breathing disorders. We anticipate the Pillar System and Repose System will deliver new growth by providing us with proven office-based procedures in a very fast growing segment of the obstructive sleep apnea market.

•

Potential slowdown in consumer and hospital spending as a result of the recent economic downturn. Given the elective nature of many of the underlying ENT procedures and the large capital equipment component of the Surgical Technologies businesses, there is potential exposure to macroeconomic pressures that could negatively impact the near-term sales growth within Surgical Technologies.

Continued net sales growth in all operating segments is contingent on our ability to gain further market share, penetrate existing markets, develop new products, improve existing products and develop new markets.

Costs and Expenses

The following is a summary of major costs and expenses as a percent of net sales:

	Fiscal Year
	2009	2008	2007
Cost of products sold	24.1%	25.5%	25.8%
Research and development	9.3	9.4	10.1
Selling, general and administrative	35.3	34.8	33.8
Special charges	0.7	0.6	0.8
Restructuring charges	0.8	0.3	0.2
Certain litigation charges	4.9	2.7	0.3
IPR&D charges	4.3	2.9	—
Other expense, net	2.7	3.2	1.7
Interest expense/(income), net	0.2	(0.8)	(1.3)

          Cost of Products Sold Cost of products sold was $3.518 billion in fiscal year 2009 representing 24.1 percent of net sales, a decrease of 1.4 percentage points from fiscal year 2008. Cost of products sold as a percentage of net sales was positively impacted by 0.4 of a percentage point of favorable foreign currency translation, 0.2 of a percentage point of favorable manufacturing variances, 0.1 of a percentage point of favorable product mix, and 0.4 of a percentage point of favorable scrap and other product costs. In addition, cost of products sold as a percentage of net sales for the fiscal year ended April 25, 2008 was negatively impacted by 0.3 of a percentage point as a result of the $34 million increase in cost of products sold associated with the fair value adjustment for the inventory acquired in the Kyphon acquisition.

          Cost of products sold was $3.446 billion in fiscal year 2008 representing 25.5 percent of net sales, a decrease of 0.3 of a percentage point from fiscal year 2007. The cost of products sold was positively impacted by 0.7 of a percentage point of favorable foreign currency translation and 0.3 of a percentage point for reduced other product costs and favorable manufacturing variances. These decreases were offset by 0.3 of a percentage point associated with the impact of the $34 million fair value adjustment for the inventory acquired in the Kyphon acquisition and 0.4 of a percentage point of unfavorability for scrap and other product costs associated with the suspension of the worldwide distribution of the Fidelis lead and scrap costs at our Physio-Control business segment.

          Research and Development Consistent with prior periods, we have continued to invest in the future by spending aggressively on research and development efforts. Research and development spending was $1.355 billion in fiscal year 2009, representing 9.3 percent of net sales, a decrease of 0.1 of a percentage point from fiscal year 2008. The decrease is primarily the result of a reclassification of certain expenses to selling, general and administrative of $46 million for the fiscal year that would have otherwise been included in research and development in the prior years.

          Research and development spending was $1.275 billion in fiscal year 2008, representing 9.4 percent of net sales, a decrease of 0.7 of a percentage point from fiscal year 2007. While our fiscal year 2008 research and development spending increased over the prior fiscal year, our restructuring initiatives and our efforts to prioritize projects with the greatest potential for future growth impacted the fiscal year 2008 rate of spending.

          We remain committed to developing technological enhancements and new indications for existing products, and less invasive and new technologies to address unmet medical needs. That commitment leads to our initiation and participation in many clinical trials each fiscal year. Furthermore, we expect our development activities to help reduce patient care costs and the length of hospital stays in the future. In addition to our investment in research and development, we continue to access new technologies in areas served by our existing businesses, as well as in new areas, through acquisitions, licensing agreements, alliances and certain strategic equity investments.

          Selling, General and Administrative Fiscal year 2009 selling, general and administrative expense as a percentage of net sales increased by 0.5 of a percentage point from fiscal 2008 to 35.3 percent. For fiscal year 2009, the reclassification of certain expenses from research and development had a negative impact of 0.3 of a percentage point on selling, general and administrative expense. In addition, foreign exchange had a negative impact of 0.2 of a percentage point on fiscal year 2009 selling, general and administrative expense. We continue to drive our initiatives to leverage our cost structure in order to help reduce selling, general and administrative expense.

          Fiscal year 2008 selling, general and administrative expense as a percentage of net sales increased by 1.0 percentage point from fiscal year 2007 to 34.8 percent. The increase in selling, general and administrative expense for fiscal year 2008 was predominantly driven by the acquisition of Kyphon, which increased selling, general and administrative expense by 0.6 of a percentage point. The remainder of the increase was due to expenses associated with our previously communicated investment in selling and marketing activities related to the U.S. launches of the Prestige Cervical Disc System and Endeavor, and the continued implementation of our global information technology system, which included the full conversion of our U.S. distribution systems in the second quarter of fiscal year 2008. These increases were offset by our continual cost control measures across all of our businesses and attempts to leverage the general and administrative expense categories.

          Special, Restructuring, Certain Litigation and IPR&D Charges and Certain Tax Adjustments We believe that in order to properly understand our short-term and long-term financial trends, investors may find it useful to consider the impact of special, restructuring, certain litigation and IPR&D charges and certain tax adjustments. Special (such as asset impairment or contributions to The Medtronic Foundation), restructuring, certain litigation and IPR&D charges and certain tax adjustments recorded during the previous three fiscal years were as follows:

	Fiscal Year
(dollars in millions)	2009	2008	2007
Special charges:
Asset impairment charges	$—	$78	$98
Medtronic Foundation contribution	100	—	—
Total special charges	100	78	98
Restructuring charges	123	45	36
Certain litigation charges	714	366	40
IPR&D charges	621	390	—
Total special, restructuring, certain litigation and IPR&D charges	1,558	879	174
Net tax impact of special, restructuring, certain litigation and IPR&D charges and certain tax adjustments	(444)	(137)	(179)
Total special, restructuring, certain litigation and IPR&D charges and certain tax adjustments, net of tax	$1,114	$742	$(5)

          Special Charges In fiscal year 2009, consistent with our ongoing commitment to improving the health of people and communities throughout the world, we recorded a $100 million contribution to The Medtronic Foundation, which is a related party non-profit organization. The contribution to The Medtronic Foundation was paid in the fourth quarter of fiscal year 2009.

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

          In fiscal year 2007, we concluded two intangible assets were fully impaired due to inadequate clinical results and the resulting delays in product development. As a result, we recorded a $98 million special charge relating to the impairments of intangible assets stemming from the July 1, 2005 acquisition of Transneuronix, Inc. (TNI) and the November 1, 2004 acquisition of Angiolink Corporation (Angiolink). TNI focused on the development of an implantable gastric stimulator to treat obesity. Angiolink focused on the development of wound closure devices for vascular procedures.

          See Note 2 to the consolidated financial statements for further discussion of special charges.

          Restructuring

          Fiscal Year 2009 Initiative

          In the fourth quarter of fiscal year 2009, we recorded a $34 million restructuring charge, which consisted of employee termination costs of $29 million and asset write-downs of $5 million. As part of our “One Medtronic” strategy, we continue to pursue opportunities to streamline the organization and standardize or centralize certain functional activities which are not unique to individual businesses. In connection with these efforts to create “One Medtronic,” this initiative is designed to streamline operations, by further consolidating manufacturing and eliminating certain non-core product lines, and to further align resources around our higher growth opportunities. This initiative impacts most businesses and certain corporate functions. Of the $5 million of asset write-downs, $3 million relates to inventory write-offs and production-related asset impairments and therefore was recorded within cost of products sold in the consolidated statement of earnings. The employee termination costs of $29 million consist of severance and the associated costs of continued medical benefits and outplacement services.

          The fiscal year 2009 initiative will result in charges being recognized in both the fourth quarter of fiscal year 2009 and the first quarter of fiscal year 2010, and we expect that when complete, will eliminate approximately 1,500 – 1,800 positions. We anticipate that the additional expense that we will recognize in the first quarter of fiscal year 2010 related to this initiative will be in the range of $60 million to $80 million.

          Of the 1,500 – 1,800 positions that will be eliminated as part of this initiative, approximately 975 were identified for elimination in the fourth quarter of fiscal year 2009 and will be achieved through early retirement packages offered to employees, voluntary separation and involuntary separation. Of these 975 positions, approximately 280 positions have been eliminated as of April 24, 2009. The restructuring initiatives are scheduled to be substantially complete by the end of fiscal year 2010, and are expected to produce annualized operating savings in the range of $80 million to $90 million related to the 975 positions currently identified. These savings will arise mostly from reduced compensation expense.

          Global Realignment Initiative

          In the fourth quarter of fiscal year 2008, as part of a global realignment initiative, we recorded a $31 million restructuring charge, which consisted of employee termination costs of $27 million and asset write-downs of $4 million. The asset write-downs were recorded within cost of products sold in the consolidated statement of earnings. The global realignment initiative focused on shifting resources to those areas where we have the greatest opportunities for growth and streamlining operations to drive operating leverage. The global realignment initiative impacted most businesses and certain corporate functions.

          As a continuation of the global realignment initiative that began in fiscal year 2008, in the first quarter of fiscal year 2009 we incurred $96 million of incremental restructuring charges, which consisted of employee termination costs of $91 million and asset write-downs of $5 million. The majority of the expense recognized in the first quarter of fiscal year 2009 was related to the execution of our global realignment initiative outside the U.S. This included the realignment and elimination of personnel throughout Europe and the Emerging Markets and the closure of an existing facility in the Netherlands that has been integrated into the U.S. operations. The remainder of the expense was associated with enhanced severance benefits provided to employees identified in the fourth quarter of fiscal year 2008. These incremental costs were not accrued in fiscal year 2008 because the enhanced benefits had not yet been communicated to the impacted employees.

          In the fourth quarter of fiscal year 2009, we recorded a $7 million reversal of excess reserves related to the global realignment initiative. This reversal is primarily a result of favorable severance negotiations with certain employee populations outside the U.S. as well as a higher than expected percentage of employees identified for elimination finding positions elsewhere within the Company.

          As of the end of the first quarter of fiscal year 2009, the Company had identified approximately 900 positions for elimination which were to be achieved through both voluntary and involuntary separation. Of the 900 positions identified, approximately 740 have been eliminated as of April 24, 2009. The restructuring initiatives are scheduled to be substantially complete by the end of the first quarter of fiscal year 2010, and are expected to produce annualized operating savings of approximately $96 million. These savings will arise mostly from reduced compensation expense.

          Fiscal Year 2007 Initiative

          In the fourth quarter of fiscal year 2007, we recorded a $36 million restructuring charge, which consisted of employee termination costs of $28 million and asset write-downs of $8 million. The asset write-downs consisted of a $5 million charge for inventory write-downs and a $3 million charge for non-inventory asset write-downs. The inventory and asset write-downs were recorded within cost of products sold in the consolidated statement of earnings. These initiatives were designed to drive manufacturing efficiencies in our CardioVascular business, downsize our Physio-Control business due to our voluntary suspension of U.S. shipments and rebalance resources within our CRDM business in response to market dynamics.

          As a continuation of our fiscal year 2007 initiative, in the first quarter of fiscal year 2008 we incurred $14 million of incremental restructuring charges associated with compensation provided to employees whose employment terminated with the Company in the first quarter of fiscal year 2008. These incremental costs were not accrued in fiscal year 2007 because these benefits had not yet been communicated to the impacted employees. Included in the total $14 million restructuring charge is $4 million of incremental defined benefit pension and post-retirement related expense for those employees who accepted early retirement packages. For further discussion on the incremental defined benefit pension and post-retirement related expense, see Note 14 to the consolidated financial statements.

          When the restructuring initiative began in fiscal year 2007, we identified approximately 900 positions for elimination which were achieved through early retirement packages offered to employees, voluntary separation and involuntary separation. As of April 25, 2008, the initiatives begun in the fourth quarter of fiscal year 2007 were substantially complete. This restructuring initiative is expected to produce annualized operating savings of approximately $125 million mostly from reduced compensation expense.

          For additional information, see Note 3 to the consolidated financial statements.

          Certain Litigation Charges We classify material litigation reserves recognized as certain litigation charges.

          During fiscal year 2009, we incurred four certain litigation charges totaling $714 million. The first charge in the amount of $178 million relates to litigation with DePuy regarding patent infringement claims stemming from the Vertex line of multiaxial screws. On June 1, 2009, the U.S. Court of Appeals for the Federal Circuit affirmed the December 2007 ruling of infringement and awarded damages based on lost profits, but reversed certain elements of the original 2007 award. Prior to the U.S. Court of Appeals’ decision, we had not recorded expense related to the damages awarded in 2007 as we did not believe that an unfavorable outcome in this matter was probable under SFAS No. 5. As a result of the U.S. Court of Appeals’ decision, we have now recorded a reserve of $178 million which is expected to cover the revised damages award and pre- and post-judgment interest. Since the DePuy litigation originated prior to April 24, 2009, we have appropriately recognized this charge in the consolidated financial statements for the fiscal year ended April 24, 2009. See Note 16 to the consolidated financial statements for additional information.

          The second charge in the amount of $270 million relates to a settlement of royalty disputes with J&J which concern Medtronic’s licensed use of certain patents. The agreement reached in the fourth quarter of fiscal year 2009 ended all current and potential disputes between the two parties under their 1997 settlement and license agreement relating to coronary angioplasty stent design and balloon material patents. The settlement amount was paid in May 2009. See Note 16 to the consolidated financial statements for additional information.

          The third charge in the amount of $229 million relates to litigation with Cordis Corporation (Cordis), a subsidiary of J&J. The Cordis litigation originated in October 1997 and pertains to patent infringement claims on previous generations of bare metal stents that are no longer on the market. On September 30, 2008, the U.S. District Court entered final judgment including accrued interest, totaling approximately $521 million, to Cordis. We had previously recorded a charge of $243 million related to this litigation in the third quarter of fiscal year 2008. At the time the $243 million charge was recorded, the range of potential loss related to this matter was subject to a high degree of estimation. The amount recorded represented an estimate of the low end of the range of probable outcomes related to the matter. Given that the Company and J&J were involved in a number of litigation matters which span across businesses, we entered into negotiations with J&J in an attempt to settle some of the additional litigation simultaneous with the payment of this judgment. Ultimately, the agreement reached with Cordis required a total cash payment of $472 million, which included the settlement of several outstanding legal matters between the parties. The charge of $229 million in the second quarter of fiscal year 2009 is the net result of $472 million in cash payments, offset by the existing reserves on the balance sheet including interest accrued on the $243 million since the date established. As of April 24, 2009, the settlement amount of $472 million was paid.

          The fourth charge recognized in fiscal year 2009 relates to litigation that originated in May 2006 with Fastenetix LLC (Fastenetix), a patent holding company. The agreement reached with Fastenetix required a total cash payment of $125 million for the settlement of ongoing litigation and the purchase of patents. Of the $125 million, $37 million was assigned to past damages in the case and the remaining $88 million was recorded as purchased intellectual property that has an estimated useful life of 7 years. As of April 24, 2009, the settlement amount of $125 million was paid.

          During fiscal year 2008, we incurred certain litigation charges of $366 million. Of that amount, $123 million related to the settlement of certain lawsuits relating to the Marquis line of ICDs and CRT-Ds that were subject to a field action announced on February 10, 2005. As discussed in detail above, the remainder of the charge, $243 million, relates to an estimated reserve established for litigation with Cordis. In May 2008, we paid substantially all of the settlement for certain lawsuits relating to the Marquis line of ICDs and CRT-Ds. See Note 16 to the consolidated financial statements for additional information.

          During fiscal year 2007, we recorded a certain litigation charge of $40 million related to a settlement agreement with the U.S. Department of Justice which requires the government to obtain dismissal of two qui tam civil suits pending against us, and is conditioned upon such dismissal being obtained. The two suits were based upon allegations about certain sales and marketing practices in the Spinal business. The settlement agreement reflects our assertion that the Company and its current employees have not engaged in any wrongdoing or illegal activity. The settlement amount was paid in May 2009.

          See Note 2 to the consolidated financial statements for further discussion of these cases.

          IPR&D Charges During fiscal year 2009, we recorded $621 million of IPR&D charges of which $307 million related to the acquisition of Ventor, $123 million related to the acquisition of CoreValve, $97 million related to the acquisition of Ablation Frontiers, $72 million related to the acquisition of CryoCath and $22 million was for the purchase of certain intellectual property for use in our Spinal and Diabetes businesses. These payments were expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology has no future alternative use.

          During fiscal year 2008, we recorded $390 million of IPR&D charges of which $42 million related to the acquisition of NDI Medical, Inc. (NDI), a development stage company, $290 million related to a technology acquired through the purchase of Kyphon, $20 million related to the purchase of intellectual property from Setagon, Inc., $25 million related to a milestone payment under the existing terms of a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. and $13 million was for unrelated purchases of certain intellectual property. These payments were expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology has no future alternative use.

          There were no IPR&D charges for fiscal year 2007.

          See Note 4 to the consolidated financial statements for further discussion on IPR&D charges.

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

          At the time of acquisition, we expect all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances and patent litigation. If commercial viability were not achieved, we would likely look to other alternatives to provide these therapies.

          See the “Acquisitions” section of this management’s discussion and analysis for detailed discussion of each material acquisition in fiscal years 2009 and 2008.

          Certain Tax Adjustments We classify the material recognition or derecognition of uncertain tax positions as certain tax adjustments.

          In fiscal year 2009, we recorded a $132 million certain tax benefit associated with the reversal of excess tax accruals in connection with the settlement of certain issues reached with the U.S. Internal Revenue Service (IRS) involving the review of our fiscal year 2005 and fiscal year 2006 domestic income tax returns, the resolution of various state audit proceedings covering fiscal years 1997 through 2007 and the completion of foreign audits covering various years. The $132 million certain tax benefit was recorded in the provision for income taxes in the consolidated statement of earnings for fiscal year 2009.

          There were no certain tax adjustments in fiscal year 2008.

          In fiscal year 2007, we recorded a $129 million certain tax benefit associated with the reversal of excess tax accruals in connection with the settlement reached with the IRS with respect to their review of our fiscal years 2003 and 2004 domestic income tax returns and the resolution of competent authority issues for fiscal years 1992 through 2000. The $129 million certain tax benefit was recorded in the provision for income taxes in the consolidated statement of earnings for fiscal year 2007.

          See the “Income Taxes” section of this management’s discussion and analysis for further discussion of the certain tax adjustments.

          Other Expense, Net Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses and impairment charges on equity securities. In fiscal year 2009, other expense, net was $396 million, a decrease of $40 million from $436 million in the prior fiscal year. The decrease of $40 million for fiscal year 2009 was primarily due to the impact of foreign currency gains and losses. Total foreign currency losses recorded in other expense, net in fiscal year 2009 were $28 million as compared to losses of $148 million in the prior fiscal year. Additionally, other expense, net was partially offset by incremental expense from royalties on the sales of Endeavor products and $92 million of amortization on intangible assets related to the Kyphon acquisition in the current fiscal year compared to $46 million in the prior fiscal year.

          In fiscal year 2008, other expense, net was $436 million, an increase of $224 million from $212 million in fiscal year 2007. This change is primarily due to the impact of foreign currency gains and losses, which resulted in losses in fiscal year 2008 of $148 million versus gains in fiscal year 2007 of $20 million, and $46 million of amortization on intangible assets resulting from the Kyphon acquisition. Additionally, prior year other expense, net was offset by $55 million due to the accelerated amortization of deferred income in connection with a product supply agreement in the CardioVascular business, where the other party elected not to exercise its option to extend the agreement.

          Interest Expense/(Income), Net Interest expense/(income), net includes interest earned on our investments, interest paid on our borrowings, amortization of debt issuance costs and the net realized gain or loss on the sale or impairment of available-for-sale (AFS) debt securities. In fiscal year 2009, interest expense/(income), net was $29 million, as compared to $(109) million in fiscal year 2008. The change from interest income, net of $109 million in fiscal year 2008 to interest expense, net of $29 million in fiscal year 2009 is the result of lower average cash and investment balances during fiscal year 2009 as a result of the cash utilized to finance the Kyphon acquisition that took place in the third quarter of fiscal year 2008 and lower interest rates being earned on our short- and long-term investments during the twelve months ended April 24, 2009. Interest expense also decreased in fiscal year 2009 as a result of having lower interest rates on our outstanding debt in comparison to fiscal year 2008. See our discussion in the “Liquidity and Capital Resources” section of this management’s discussion and analysis for more information regarding our investment portfolio.

          In fiscal year 2008, interest income, net was $109 million, a decrease of $45 million from interest income, net of $154 million in fiscal year 2007. The decrease in interest income, net in fiscal year 2008 as compared to fiscal year 2007 was a result of the impact of the cash utilized to finance the Kyphon acquisition, increased borrowings outstanding and a decline in interest rates being received on our short- and long-term investments. The decrease was partially offset by recognition of $26 million in net gains on the sale of AFS debt securities.

Income Taxes

	Fiscal Year			Percentage Point Increase/(Decrease)
(dollars in millions)	2009	2008	2007	FY09/08	FY08/07
Provision for income taxes	$425	$654	$713	N/A	N/A
Effective tax rate	16.4%	22.7%	20.3%	(6.3)	2.4
Impact of special, restructuring, certain litigation and IPR&D charges and certain tax adjustments	(4.5)	1.7	(3.9)	(6.2)	5.6
Non-GAAP nominal tax rate (1)	20.9%	21.0%	24.2%	(0.1)	(3.2)

(1)

Non-GAAP nominal tax rate is defined as the income tax provision as a percentage of earnings before income taxes, excluding special, restructuring, certain litigation and IPR&D charges and certain tax adjustments. We believe that the resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of these discrete items so that investors can compare our recurring results over multiple periods.

          The effective tax rate of 16.4 percent decreased by 6.3 percentage points from fiscal year 2008 to fiscal year 2009. The change in our effective tax rate was primarily due to the impact of special, restructuring, certain litigation and IPR&D charges and certain tax adjustments. The 6.2 percentage points decrease in the impact from special, restructuring, certain litigation and IPR&D charges and certain tax adjustments is largely due to the $132 million benefit from the certain tax adjustment associated with the reversal of excess tax accruals in connection with the settlement of certain issues reached with the U.S. Internal Revenue Service (IRS) involving the review of the Company’s fiscal year 2005 and fiscal year 2006 domestic income tax returns, the resolution of various state audit proceedings covering fiscal years 1997 through 2007 and the completion of foreign audits covering various years recorded in fiscal year 2009. Our non-GAAP nominal tax rate for fiscal year 2009 was 20.9 percent compared to 21.0 percent from the prior fiscal year. The decrease in our non-GAAP nominal tax rate for fiscal year 2009 as compared to the prior fiscal year was due to the impact of tax benefits derived from our international operations and operational tax benefits described below.

          During fiscal year 2009, we recorded $44 million in operational tax benefits. This included a $16 million operational tax benefit associated with the retroactive renewal and extension of the research and development credit enacted by the Tax Extenders and Alternative Minimum Tax Relief Act of 2008 which related to the first seven months of calendar year 2008. The remaining $28 million of operational tax benefit related to the finalization of certain tax returns, changes to uncertain tax position reserves and the impact of a state law change in 2009. During fiscal year 2008, we recorded $37 million in operational tax benefits related to the finalization of certain tax returns and changes to uncertain tax position reserves. These tax adjustments are operational in nature and are recorded in the provision for income taxes on the consolidated statements of earnings. Excluding the impact of the operational tax adjustments, our non-GAAP nominal tax rate would have been 22.0 percent for fiscal years 2009 and 2008.

          The fiscal year 2008 effective tax rate of 22.7 percent increased by 2.4 percentage points from fiscal year 2007. The change in our effective tax rate was due to the tax impact of special, restructuring, certain litigation and IPR&D charges and certain tax adjustments partially offset by the tax benefits derived from our international operations. The 5.6 percentage points increase in the tax impact from special, restructuring, certain litigation and IPR&D charges and certain tax adjustments is largely due to the non-deductible IPR&D charges incurred during fiscal year 2008 compared to the $129 million benefit from the certain tax adjustment recorded in fiscal year 2007 associated with the reversal of excess tax accruals in connection with the settlement reached with the IRS with respect to their review of our fiscal years 2003 and 2004 domestic income tax returns and the resolution of competent authority issues for fiscal years 1992 through 2000. Our non-GAAP nominal tax rate for fiscal year 2008 was 21.0 percent compared to 24.2 percent from the prior fiscal year. The decrease in the non-GAAP nominal tax rate of 3.2 percentage points is mainly due to increased benefits from our international operations subject to tax rates lower than the U.S. statutory rates.

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

          In August 2003, the IRS proposed adjustments arising out of its audit of the fiscal years 1997, 1998 and 1999 tax returns. We initiated a defense of these adjustments at the IRS appellate level, and in the second quarter of fiscal year 2006 we reached settlement on most, but not all matters. The remaining issue relates to the allocation of income between Medtronic, Inc., and its wholly owned subsidiary in Switzerland. On April 16, 2008, the IRS issued a statutory notice of deficiency with respect to this remaining issue. We filed a Petition with the U.S. Tax Court on July 14, 2008 objecting to the deficiency and intend to defend our position vigorously.

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

          In March 2009, the IRS issued its audit report for fiscal years 2005 and 2006. We have reached agreement with the IRS on many, but not all, of the proposed adjustments for fiscal years 2005 and 2006. The significant issues that remain unresolved relate to the allocation of income between Medtronic, Inc. and its wholly owned subsidiaries and the timing of the deductibility of a settlement payment. For the proposed adjustments that we do not agree with, we have filed our protest with the IRS.

          Our reserve for the uncertain tax positions related to these significant unresolved matters with the IRS, described above, is subject to a high degree of estimation and management judgment. Resolution of these significant unresolved matters, or positions taken by the IRS or foreign tax authorities during future tax audits, could have a material impact on our financial results in future periods. We continue to believe that our reserves for uncertain tax positions are appropriate and have meritorious defenses for our tax filings and will vigorously defend them during the audit process, appellate process and through litigation in courts, as necessary.

          See Note 13 to the consolidated financial statements for additional information.

Liquidity and Capital Resources

	Fical Year
(dollars in millions)	2009	2008
Working capital	$4,313	$3,787
Current ratio*	2.4:1.0	2.1:1.0
Cash, cash equivalents, and short-term investments	$1,676	$1,613
Long-term investments in debt securities**	2,242	2,078
Cash, cash equivalents, short-term investments and long-term debt securities	$3,918	$3,691
Short-term borrowings and long-term debt	$7,294	$6,956
Net cash position***	$(3,376)	$(3,265)

*	Current ratio is the ratio of current assets to current liabilities.
**	Long-term investments include debt securities with a maturity date greater than one year from the end of the period.
***	Net cash position is the sum of cash, cash equivalents, short-term investments and long-term investments in debt securities less short-term borrowings and long-term debt.

          We believe our liquidity remains strong as of April 24, 2009 and our strong balance sheet and liquidity provide us with flexibility in the future. We believe our existing cash and investments, as well as our unused lines of credit and commercial paper capacity of $2.799 billion, if needed, will satisfy our foreseeable working capital requirements for at least the next twelve months. However, we periodically consider various financing alternatives and may, from time to time, seek to take advantage of favorable interest rate environments or other market conditions. At April 24, 2009, our Standard and Poor’s Ratings Group and Moody’s Investors Service ratings remain unchanged as compared to the fiscal year ended April 25, 2008 with long-term debt ratings of AA- and A1, respectively, and strong short-term debt ratings of A-1+ and P-1.

          The decrease in our net cash position in fiscal year 2009 as compared to fiscal year 2008 was primarily due to the fiscal year 2009 issuance of new debt partially offset by positive cash flow from operations. For further information see the “Summary of Cash Flows” section of this management’s discussion and analysis.

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

          When applicable, Note 16 to the consolidated financial statements provides information regarding amounts we have accrued related to significant legal proceedings. In accordance with SFAS No. 5, we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. For the fiscal year ended April 24, 2009, we have made significant payments related to certain legal proceedings. For information regarding these payments, please see the “Special, Restructuring, Certain Litigation and IPR&D Charges and Certain Tax Adjustments” section of this management’s discussion and analysis for further information.

          At April 24, 2009 and April 25, 2008, approximately $3.628 billion and $3.317 billion, respectively, of cash, cash equivalents, short-term investments and long-term investments in debt securities were held by our non-U.S. subsidiaries. These funds are available for use by worldwide operations; however, if these funds were repatriated to the U.S. or used for U.S. operations, the amounts would generally be subject to U.S. tax. As a result, we have not chosen to repatriate this cash but instead use cash generated from U.S. operations and short- and long-term borrowings to meet our U.S. cash needs. Long-term investments at April 24, 2009 also include $100 million of cash invested in government securities held in an indemnification trust established for self-insurance coverage for our directors and officers. These investments are restricted and can only be used to indemnify or advance expenses related to claims against our directors and/or officers.

          We have investments in marketable debt securities that are classified and accounted for as available-for-sale. Our debt securities include corporate debt securities, government and agency securities, certificates of deposit and mortgage backed and other asset backed securities including auction rate securities. Market conditions during fiscal year 2009 and subsequent to our April 24, 2009 year-end continue to indicate significant uncertainty on the part of investors on the economic outlook for the U.S. and for financial institutions. This uncertainty has created reduced liquidity across the fixed income investment market, including certain securities in which we have invested. As a result, some of our investments have experienced reduced liquidity including unsuccessful monthly auctions for our auction rate security holdings. Although certain securities are illiquid, if we required capital we believe we could liquidate a substantial amount of our portfolio and incur no material impairment loss or borrow under our commercial paper program or lines of credit.

          For the fiscal year ended April 24, 2009, we recognized an other-than-temporary impairment loss on AFS debt securities of $38 million. In determining this other-than-temporary impairment loss, we considered the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and related guidance. This guidance specifies that we consider a variety of factors, including the quality and estimated value of the underlying credit support for our holding and the financial condition and credit rating of the issuer. Based on our assessment of the credit quality of the underlying collateral and credit support available to each of the remaining securities in which we are invested, we believe we have recorded all necessary other-than-temporary impairments as we have the ability and the intent to hold these investments long enough to avoid realizing further losses. However, as of April 24, 2009, we have $175 million of gross unrealized losses on our aggregate short-term and long-term investments of $2.647 billion; if market conditions continue to deteriorate further, some of these holdings may experience other-than-temporary impairment in the future which could have a material impact on our financial results. Management is required to use estimates and assumptions in its valuation of our investments, which requires a high degree of judgment, and therefore actual results could differ materially from those estimates. See Note 6 to the consolidated financial statements for additional information regarding fair value measurements under SFAS No. 157, “Fair Value Measurements.”

Summary of Cash Flows

	Fiscal Year
(dollars in millions)	2009	2008	2007
Cash provided by (used in):
Operating activities	$3,878	$3,489	$2,979
Investing activities	(2,740)	(2,790)	(1,701)
Financing activities	(845)	(835)	(3,011)
Effect of exchange rate changes on cash and cash equivalents	(82)	(60)	(5)
Net change in cash and cash equivalents	$211	$(196)	$(1,738)

          Operating Activities Our net cash provided by operating activities was $3.878 billion for the fiscal year ended April 24, 2009 compared to $3.489 billion provided by operating activities for the same period of the prior year. The $389 million increase in net cash provided by operating activities is primarily attributable to the increase in earnings and due to the timing of receipts and payments for disbursements in the ordinary course of business.

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

          Investing Activities Our net cash used in investing activities was $2.740 billion for the fiscal year ended April 24, 2009 compared to $2.790 billion used in investing activities for the fiscal year ended April 25, 2008. Although we had a number of acquisitions which took place in fiscal year 2009, overall cash used for acquisitions decreased in comparison to the prior fiscal year which included the acquisition of Kyphon. The reduction in acquisition spending was largely offset by increased investing in marketable securities in fiscal year 2009 which resulted in net purchases of $115 million as compared to net proceeds of $2.124 billion in the prior year as we readied our cash position for the acquisition of Kyphon. Lastly, fiscal year 2009 included increased other investing activities which primarily relate to the purchase of minority investments. Although we generally invest in a number of early stage companies each year, fiscal year 2009 included the use of $221 million in cash for the purchase of a 15 percent interest in Weigao which is a component of our strategy to increase investment in China.

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

          Financing Activities Our net cash used in financing activities was consistent with the prior year at $845 million for the fiscal year ended April 24, 2009 compared to $835 million for the fiscal year ended April 25, 2008. Proceeds from net short- and long-term borrowing were approximately $500 million lower in fiscal year 2009 as compared to fiscal year 2008, primarily due to the lower acquisition related cash needs in the current fiscal year. Our cash returned to shareholders in the form of dividends and the repurchase of common stock was approximately $500 million lower in fiscal year 2009 as compared to fiscal year 2008. Although dividends were up during fiscal year 2009 by approximately $300 million due to an increase in the amount of dividends per share, this increase was more than offset by approximately $800 million in lower share repurchases as compared to fiscal year 2008.

          Our net cash used in financing activities was $835 million for the fiscal year ended April 25, 2008, compared to net cash used in financing activities of $3.011 billion for the fiscal year ended April 27, 2007. The $2.176 billion decrease in net cash used in financing activities was primarily attributable to the fact that in the prior year $1.877 billion in cash was used to repurchase long-term debt as the bond holders put the Contingent Convertible Debentures to us and in fiscal year 2008 we generated proceeds of $843 million from net short- and long-term borrowings. These cash inflows were offset by a $505 million increase in cash used for share repurchases.

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

          We believe our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position or cash flows. Presented below is a summary of contractual obligations and other minimum commercial commitments as of April 24, 2009. See Notes 8, 9 and 15 to the consolidated financial statements for additional information regarding long-term debt, foreign currency contracts and lease obligations, respectively. Additionally, see Note 13 to the consolidated financial statements for additional information regarding accrued income tax obligations, which are not reflected in the table below.

	Maturity by Fiscal Year
	Total	2010	2011	2012	2013	2014	Thereafter
(dollars in millions)
Contractual obligations related to off-balance sheet arrangements:
Foreign currency contracts (1)	$5,296	$3,546	$1,501	$249	$—	$—	$—
Operating leases (2)	237	77	50	31	23	21	35
Inventory purchases (3)	509	296	132	36	17	12	16
Commitments to fund minority investments/contingent acquisition consideration (4)	491	89	214	90	25	8	65
Interest payments (5)	1,354	182	173	131	131	95	642
Other (6)	213	63	48	36	19	15	32
Total	$8,100	$4,253	$2,118	$573	$215	$151	$790

Contractual obligations reflected in the balance sheet:
Long-term debt, excluding capital leases (7)	$6,665	$—	$2,600	$15	$2,200	$550	$1,300
Capital leases (8)	67	14	16	17	20	—	—
Total	$6,732	$14	$2,616	$32	$2,220	$550	$1,300

(1)	As these obligations were entered into as hedges, the majority of these obligations will be offset by losses/gains on the related assets, liabilities and transactions being hedged.

(2)	Certain leases require us to pay real estate taxes, insurance, maintenance and other operating expenses associated with the leased premises. These future costs are not included in the schedule above.

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

(5)

Interest payments in the table above reflect the interest on our outstanding debt, including the $1.250 billion of New Senior Notes, $4.400 billion of Senior Convertible Notes, $1.000 billion of Senior Notes and $15 million of Contingent Convertible Debentures. The interest rate on each outstanding obligation varies and interest is payable semi-annually. The interest rate is 4.500 percent on $550 million of the New Senior Notes, 5.600 percent on $400 million of the New Senior Notes, 6.500 percent on $300 million of the New Senior Notes, 1.500 percent on the $2.200 billion Senior Convertible Notes due 2011 and 1.625 percent on the $2.200 billion Senior Convertible Notes due 2013, 4.375 percent on the $400 million of Senior Notes due 2010, 4.750 percent on the $600 million of Senior Notes due 2015 and 1.250 percent on the Contingent Convertible Debentures due 2021.

(6)	These obligations include certain research and development arrangements.

(7)

Long-term debt in the table above includes $1.250 billion New Senior Notes, $4.400 billion Senior Convertible Notes issued in April 2006, and $1.000 billion Senior Notes issued in September 2005 and $15 million related to our Contingent Convertible Debentures. The table above excludes the remaining fair value from the five year interest rate swap entered into in November 2005 and the eight year interest rate swap agreement entered into in June 2007 that were terminated in December 2008. See Note 8 to the consolidated financial statements for additional information regarding the interest rate swap agreement terminations.

(8)	Capital lease obligations include a sale-leaseback agreement entered into in fiscal year 2006 whereby certain manufacturing equipment was sold and is being leased by us over a seven year period.

Debt and Capital

          In June 2007, our Board of Directors authorized the repurchase of up to 50 million shares of our common stock. In addition, in April 2006, the Board of Directors made a special authorization for the repurchase of up to 50 million shares in connection with the $4.400 billion Senior Convertible Note offering (see below for further discussion).

          Shares are repurchased from time to time to support our stock-based compensation programs and to take advantage of favorable market conditions. During fiscal years 2009 and 2008, we repurchased approximately 16.5 million shares and 30.7 million shares at an average price of $45.94 and $50.28, respectively. As of April 24, 2009, we have approximately 17.8 million shares remaining under current buyback authorizations approved by the Board of Directors. On June 18, 2009, our Board of Directors authorized the repurchase of an additional 60 million shares of our common stock.

          In March 2009, we issued three tranches of Senior Notes (New Senior Notes) with the aggregate face value of $1.250 billion. The first tranche consisted of $550 million of 4.500 percent Senior Notes due 2014, the second tranche consisted of $400 million of 5.600 percent Senior Notes due 2019 and the third tranche consisted of $300 million of 6.500 percent Senior Notes due 2039. The first tranche was issued at par, the second tranche was issued at a discount which resulted in an effective interest rate of 5.609 percent and the third tranche was issued at a discount which resulted in an effective interest rate of 6.519 percent. Interest on each series of New Senior Notes is payable semi-annually, on March 15 and September 15 of each year, commencing September 15, 2009. The New Senior Notes are unsecured senior obligations that rank equally with all other unsecured and unsubordinated indebtedness. The indentures under which the New Senior Notes were issued contain customary covenants, all of which we remain in compliance with as of April 24, 2009. We used the net proceeds from the sale of the New Senior Notes for repayment of a portion of our outstanding commercial paper and for general corporate uses.

          In April 2006, we issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013, collectively the Senior Convertible Notes. The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year. The Senior Convertible Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes have an initial conversion price of $56.14 per share. The Senior Convertible Notes may only be converted: (i) during any calendar quarter if the closing price of our common stock reaches 140 percent of the conversion price for 20 trading days during a specified period, or (ii) if specified distributions to holders of our common stock are made or specified corporate transactions occur, or (iii) during the last month prior to maturity of the applicable notes. Upon conversion, a holder would receive: (i) cash equal to the lesser of the principal amount of the note or the conversion value and (ii) to the extent the conversion value exceeds the principal amount of the note, shares of our common stock, cash or a combination of common stock and cash, at our option. In addition, upon a change in control, as defined, the holders may require us to purchase for cash all or a portion of their notes for 100 percent of the principal amount of the notes plus accrued and unpaid interest, if any, plus a number of additional make-whole shares of our common stock, as set forth in the applicable indenture. The indentures under which the Senior Convertible Notes were issued contain customary covenants, all of which we remain in compliance with as of April 24, 2009. A total of $2.500 billion of the net proceeds from these note issuances were used to repurchase common stock. As of April 24, 2009, pursuant to provisions in the indentures relating to our increase of its quarterly dividend to shareholders, the conversion rates for each of the Senior Convertible Notes is now 18.0474, which correspondingly changed the conversion price per share for each of the Senior Convertible Notes to $55.41. See Note 8 to the consolidated financial statements for further discussion of the accounting treatment of these Senior Convertible Notes.

          Concurrent with the issuance of the Senior Convertible Notes, we purchased call options on our common stock in private transactions. The call options allow us to receive shares of our common stock and/or cash from counterparties equal to the amounts of common stock and/or cash related to the excess conversion value that we would pay to the holders of the Senior Convertible Notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related Senior Convertible Notes or the first day all of the related Senior Convertible Notes are no longer outstanding due to conversion or otherwise. The call options, which cost an aggregate $1.075 billion ($699 million net of tax benefit), were recorded as a reduction of shareholders’ equity. See Note 8 to the consolidated financial statements for further discussion of the accounting treatment of these call options.

          In separate transactions, we sold warrants to issue shares of our common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2011 and warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2013 (the “settlement dates”). If the average price of our common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of our common stock. Proceeds received from the issuance of the warrants totaled approximately $517 million and were recorded as an addition to shareholders’ equity. See Note 8 to the consolidated financial statements for further discussion of the accounting treatment. In April 2009, certain of the holders requested adjustment to the exercise price of the warrants from $76.30 to $75.56 pursuant to the anti-dilution provisions of the warrants relating to our payment of dividends to common shareholders.

          In September 2005, we issued two tranches of Senior Notes with the aggregate face value of $1.000 billion. The first tranche consisted of $400 million of 4.375 percent Senior Notes due 2010 and the second tranche consisted of $600 million of 4.750 percent Senior Notes due 2015. Each tranche was issued at a discount which resulted in an effective interest rate of 4.433 percent and 4.760 percent for the five and ten year Senior Notes, respectively. Interest on each series of Senior Notes is payable semi-annually, on March 15 and September 15 of each year. The Senior Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The indentures under which the Senior Notes were issued contain customary covenants, all of which we remain in compliance with as of April 24, 2009. We used the net proceeds from the sale of the Senior Notes for repayment of a portion of our outstanding commercial paper.

          In November 2005 and June 2007, we entered into a five year interest rate swap agreement with a notional amount of $200 million, and an eight year interest rate swap agreement with a notional amount of $300 million, respectively. These interest rate swap agreements were designated as fair value hedges of the changes in fair value of a portion of our fixed-rate $400 million Senior Notes due 2010 and fixed-rate $600 million Senior Notes due 2015, respectively. The outstanding market values of these swap agreements were $8 million and $27 million of unrealized gains, respectively, at April 25, 2008. The unrealized gains of $8 million and $27 million at April 25, 2008 were recorded in long-term debt with the offset recorded in other assets on the consolidated balance sheets.

          In December 2008, we terminated the interest rate swap agreements. At that time, the contracts were in an asset position, resulting in cash receipts of $62 million, which included $3 million of accrued interest. The gain from terminating the interest rate swap agreements increased the outstanding balance of the Senior Notes and is being amortized as a reduction of interest expense over the remaining life of the Senior Notes. The cash flows from the termination of these interest rate swap agreements have been reported as operating activities in the consolidated statement of cash flows.

          As of April 24, 2009, we have $15 million remaining in aggregate principal amount of 1.250 percent Contingent Convertible Debentures, Series B due 2021 (the Debentures) outstanding. Interest is payable semi-annually. Each Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Debentures are not convertible before their final maturity unless the closing price of the Company’s common stock reaches 110 percent of the conversion price for 20 trading days during a consecutive 30 trading day period. Upon conversion of the Debentures, we will pay holders cash equal to the lesser of the principal amount of the Debentures or their conversion value, and shares of the Company’s common stock to the extent the conversion value exceeds the principal amount of the Debentures. We may be required to repurchase the remaining debentures at the option of the holders in September 2011 or 2016. For put options exercised by the holders of the Debentures, the purchase price is equal to the principal amount of the applicable debenture plus any accrued and unpaid interest thereon to the repurchase date. If the put option is exercised, we will pay holders the repurchase price solely in cash. In September 2008, as a result of certain holders of the Debentures exercising their put options, we repurchased $79 million of the Debentures for cash. We can redeem the remaining debentures for cash at any time.

          We maintain a commercial paper program that allows us to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. At April 24, 2009 and April 25, 2008, outstanding commercial paper totaled $385 million and $874 million, respectively. During fiscal years 2009 and 2008, the weighted average original maturity of the commercial paper outstanding was approximately 50 and 35 days, respectively, and the weighted average interest rate was 1.60 percent and 4.46 percent, respectively.

          In connection with the issuance of the contingent convertible debentures, New Senior Notes, Senior Notes, Senior Convertible Notes and commercial paper, Standard and Poor’s Ratings Group and Moody’s Investors Service issued us strong long-term debt ratings of AA- and A1, respectively, and strong short-term debt ratings of A-1+ and P-1, respectively. These ratings remain unchanged from the same periods of the prior year.

          We have existing unsecured lines of credit of approximately $2.807 billion with various banks at April 24, 2009. The existing lines of credit include a five-year $1.750 billion syndicated credit facility dated December 20, 2006 that will expire on December 20, 2011 (Credit Facility). The Credit Facility provides backup funding for the commercial paper program and may also be used for general corporate purposes. The Credit Facility provides us with the ability to increase its capacity by an additional $500 million at any time during the life of the five-year term of the agreement.

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

          As of April 24, 2009 and April 25, 2008, $508 million and $1.350 billion, respectively, were outstanding on all lines of credit.

          Interest rates on advances on our lines of credit are determined by a pricing matrix, based on our long-term debt ratings, assigned by Standard and Poor’s Ratings Group and Moody’s Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates. The agreements also contain other customary covenants, all of which we remain in compliance with as of April 24, 2009.

          As of April 24, 2009, we have unused credit lines and commercial paper capacity of approximately $2.799 billion.

Acquisitions

          In April 2009, we acquired CoreValve. Under the terms of the agreement, the transaction included an initial up-front payment of $700 million plus potential additional payments contingent upon achievement of certain clinical and revenue milestones. CoreValve develops percutaneous, catheter-based transfemoral aortic valve replacement products.

          In February 2009, we acquired Ventor, a development stage company focused on transcatheter heart valve technologies for the treatment of aortic valve disease. Total consideration for the transaction, net of cash acquired, was approximately $308 million, of which $307 million was expensed as IPR&D since technological feasibility of the underlying project had not yet been reached and such technology has no future alternative use. This acquisition adds two technologies to our transcatheter valve portfolio: a minimally invasive, surgical transapical technology and a next generation percutaneous, transfemoral technology.

          It is expected that the acquisitions of CoreValve and Ventor will allow us to pursue opportunities that have natural synergies with our existing heart valve franchise in our CardioVascular business and leverage our global footprint.

          In February 2009, we also acquired Ablation Frontiers. Under the terms of the agreement, the transaction included an initial up-front payment of $225 million plus potential additional payments contingent upon achievement of certain clinical and revenue milestones. Total consideration for the transaction was approximately $235 million including the assumption and settlement of existing Ablation Frontiers debt and payment of direct acquisition costs. Ablation Frontiers develops radiofrequency (RF) ablation solutions for treatment of atrial fibrillation.

          In November 2008, we acquired CryoCath. Under the terms of the agreement, CryoCath shareholders received $8.75 Canadian dollars per share in cash for each share of CryoCath common stock that they owned. Total consideration for the transaction, net of cash acquired, was approximately $352 million U.S. dollars including the purchase of outstanding CryoCath common stock, the assumption and settlement of existing CryoCath debt and the payment of direct acquisition costs. CyroCath develops cryotherapy products to treat cardiac arrhythmias. CryoCath’s Arctic Front product is a minimally invasive cryo-balloon catheter designed specifically to treat atrial fibrillation and is currently approved in markets outside the U.S.

          It is expected that the acquisitions of Ablation Frontiers and CryoCath will allow our CRDM business to extend its reach into the under-penetrated market of catheter based treatment of atrial fibrillation.

          In July 2008, we acquired Restore. Under the terms of the agreement, Restore shareholders received $1.60 per share in cash for each share of Restore common stock they owned. Total consideration for the transaction, net of cash acquired, was approximately $29 million. Restore’s Pillar System will provide us with a minimally invasive, implantable medical device used to treat the soft palate component of sleep breathing disorders, including mild to moderate obstructive sleep apnea and snoring.

          The pro forma impact of the above acquisitions were not significant, individually or in the aggregate, to our results for the fiscal years ended April 24, 2009 or April 25, 2008. The results of operations related to each company have been included in our consolidated statements of earnings since the date each company was acquired.

          In April 2008, we recorded an IPR&D charge of $42 million related to the acquisition of NDI, a development stage company focused on commercially developing technology to stimulate the dorsal genital nerve as a means to treat urinary incontinence. Total consideration for NDI was approximately $42 million which included $39 million in cash and the forgiveness of $3 million of pre-existing loans provided to NDI. The acquisition will provide us with exclusive rights to develop and use NDI’s technology in the treatment of urinary urge incontinence. This payment was expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology has no future alternative use.

          In November 2007, we acquired Kyphon and it became our wholly owned subsidiary. Kyphon develops and markets medical devices designed to restore and preserve spinal function using minimally invasive technology. Kyphon’s primary products are used in balloon kyphoplasty for the treatment of spinal compression fractures caused by osteoporosis or cancer, and in the interspinous process decompression (IPD) procedure for treating the symptoms of lumbar spinal stenosis. It is expected that the acquisition of Kyphon will add to the growth of our existing Spinal business by extending its product offerings and enabling us to provide physicians with a broader range of therapies for use at all stages of the care continuum.

          Under the terms of the agreement announced in July 2007, Kyphon shareholders received $71 per share in cash for each share of Kyphon common stock they owned. Total consideration for the transaction was $4.203 billion which includes payments to Kyphon shareholders for the cancellation of outstanding shares, the assumption and settlement of existing Kyphon debt and payment of direct acquisition costs. Total debt assumed relates to Kyphon’s obligations under existing credit and term loan facilities and outstanding senior convertible notes. As of the date of the transaction, the existing credit and term loan facilities were fully paid and terminated. The senior convertible notes were converted by the holders in the weeks following the close of the transaction and have been included in the total purchase consideration above. In addition, the total consideration includes the proceeds of unwinding the related convertible note hedges and cancellation and payment of the warrants to the hedge participants that were originally issued by Kyphon in February 2007.

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

          In November 2007, we also acquired Setagon, Inc. (Setagon), a development stage company focused on commercially developing metallic nanoporous surface modification technology. The acquisition will provide us with exclusive rights to use and develop Setagon’s Controllable Elution Systems technology in the treatment of cardiovascular disease. Total consideration for Setagon was approximately $20 million in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones. The $20 million was expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology has no future alternative use.

          In June 2007, we acquired substantially all of the O-Arm Imaging System (O-Arm) assets of Breakaway Imaging, LLC (Breakaway), a privately held company. Prior to the acquisition, we had the exclusive rights to distribute and market the O-Arm. The O-Arm provides multi-dimensional surgical imaging for use in spinal and orthopedic surgical procedures. The acquisition is expected to bring the O-Arm into a broad portfolio of image guided surgical solutions. Total consideration for Breakaway was approximately $26 million in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones. The pro forma impact of Breakaway was not significant to our results for the fiscal year ended April 25, 2008.

          In addition to the acquisitions above, we periodically acquire certain tangible or intangible assets from enterprises that do not otherwise qualify for accounting as a business combination. These transactions are largely reflected in the consolidated statements of cash flows as a component of investing activities under purchase of intellectual property.

New Accounting Pronouncements

          Information regarding new accounting pronouncements is included in Note 1 to the consolidated financial statements.

Operations Outside of the United States

          The table below illustrates U.S. net sales versus net sales outside the U.S. for fiscal years April 24, 2009, April 25, 2008 and April 27, 2007:

	Fiscal Years
(dollars in millions)	2009	2008	2007
U.S. net sales	$8,997	$8,336	$7,900
Non-U.S. net sales	5,602	5,179	4,399
Total net sales	$14,599	$13,515	$12,299

          From fiscal year 2008 to fiscal 2009, consolidated net sales growth in the U.S. and outside the U.S. both grew 8 percent. Foreign currency had a negative impact of $100 million on net sales for fiscal year 2009. Outside the U.S., net sales growth was led by strong performance in Spinal, Diabetes and Surgical Technologies. Spinal net sales growth was led by growth in Core Spinal due to increased sales of the CD HORIZON family of products. Also, the acquisition of Kyphon in the third quarter of fiscal year 2008 increased the sales growth for Spinal as the comparative period only includes six months of Kyphon net sales. Diabetes growth outside the U.S. was led by the continued acceptance of the MiniMed Paradigm REAL-Time System. Increased sales of the O-Arm Imaging System led to the growth within the Surgical Technologies business outside the U.S.

          From fiscal year 2007 to fiscal year 2008, consolidated net sales in the U.S. grew 6 percent compared to 18 percent growth in net sales outside the U.S. The slower U.S. growth was primarily a result of the voluntary suspension of the Fidelis lead and the voluntary suspension of U.S. shipments of Physio-Control products from our Redmond, Washington facility. Outside the U.S., net sales growth was strong across all businesses and led by strong performance in CardioVascular, Diabetes and CRDM, the benefit of the addition of Kyphon in Spinal and a favorable impact of foreign currency translation which added 9 percentage points to the outside the U.S. growth rate. CardioVascular net sales were led by market share gains with Endeavor and Endeavor Resolute. Diabetes sales increased as a result of further acceptance of the MiniMed Paradigm REAL-Time System. Increased sales of Defibrillation Systems and Pacing Systems led the increase within our CRDM business.

          Net sales outside the U.S. are accompanied by certain financial risks, such as collection of receivables, which typically have longer payment terms. Outstanding receivables from customers outside the U.S. totaled $1.592 billion at April 24, 2009, or 50 percent, of total outstanding accounts receivable, and $1.800 billion at April 25, 2008, or 53 percent, of total outstanding accounts receivable.

Market Risk

          Due to the global nature of our operations, we are subject to the exposures that arise from foreign currency exchange rate fluctuations. In a period where the U.S. dollar is strengthening as compared to other currencies, our revenues and expenses denominated in foreign currency are translated into a lower value than they would be in an otherwise constant environment. We manage these exposures using operational and economic hedges as well as derivative financial instruments. The primary currencies hedged are the Euro and the Japanese Yen.

          Our objective in managing exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes. We enter into various contracts, principally forward contracts that change in value as foreign exchange rates change, to protect the value of existing foreign currency assets, liabilities, net investments and probable commitments. The gains and losses on these contracts offset changes in the value of the related exposures. It is our policy to enter into foreign currency hedging transactions only to the extent true exposures exist; we do not enter into foreign currency transactions for speculative purposes.

          We had foreign exchange derivative contracts outstanding in notional amounts of $5.296 billion and $6.613 billion at April 24, 2009 and April 25, 2008, respectively. The fair value of these contracts at April 24, 2009 was $405 million more than the original contract value. A sensitivity analysis of changes in the fair value of all foreign exchange derivative contracts at April 24, 2009 indicates that, if the U.S. dollar uniformly strengthened/weakened by 10 percent against all currencies, the fair value of these contracts would increase/decrease by $495 million, respectively. Any gains and losses on the fair value of derivative contracts would be largely offset by gains and losses on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis. We are also exposed to interest rate changes affecting principally our investments in interest rate sensitive instruments. A sensitivity analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10 percent change in short-term interest rates compared to interest rates at April 24, 2009 indicates that the fair value of these instruments would correspondingly change by $22 million.

          We have investments in marketable debt securities that are classified and accounted for as available-for-sale. Our debt securities include corporate debt securities, government and agency securities, certificates of deposit and mortgage backed and other asset backed securities including auction rate securities. For a discussion of current market conditions and the impact on Medtronic, please see the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

          We historically lent certain fixed income securities to enhance our investment income. These lending activities were indemnified against counterparty risk and collateralized at an average rate of 102 percent, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 25, 2008 was $610 million. Due to our concerns about the liquidity condition in the fixed income markets, we suspended our lending program in the second quarter of fiscal year 2009 and had no lending activity during the third and fourth quarters of fiscal year 2009.

Cautionary Factors That May Affect Future Results

          This Annual Report may include “forward-looking” statements. Forward-looking statements broadly involve our current expectations or forecasts of future results. Our forward-looking statements generally relate to our growth and growth strategies, financial results, product development, regulatory approvals, competitive strengths, intellectual property rights, litigation and tax matters, mergers and acquisitions, market acceptance of our products, accounting estimates, financing activities, ongoing contractual obligations and sales efforts. Such statements can be identified by the use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “possible,” “project,” “should,” “will” and similar words or expressions. Forward-looking statements in this Annual Report include, but are not limited to, growth in our Spinal business related to the Kyphon acquisition and our intended reorganization and consolidation of certain activities; future launches of products and continued acceptance of products in our operating segments; the effectiveness of our development activities in reducing patient care costs; the elimination of certain positions or costs related to restructuring initiatives; outcomes in our litigation matters; the continued strength of our balance sheet and liquidity; and the potential impact of our compliance with governmental regulations. One must carefully consider forward-looking statements and understand that such statements may be affected by inaccurate assumptions and may involve a variety of risks and uncertainties, known and unknown, including, among others, those discussed in the section titled “Government Regulation and Other Considerations” in our Form 10-K, in the section entitled “Risk Factors” in our Form 10-K, as well as those related to competition in the medical device industry, reduction or interruption in our supply, quality problems, liquidity, decreasing prices, adverse regulatory action, litigation success, self-insurance, healthcare policy changes and international operations. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. We intend to take advantage of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 regarding our forward-looking statements, and are including this sentence for the express purpose of enabling us to use the protections of the safe harbor with respect to all forward-looking statements.

          We undertake no obligation to update any statement we make, but investors are advised to consult any further disclosures by us in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K, in which we discuss in more detail various important factors that could cause actual results to differ from expected or historical results. In addition, actual results may differ materially from those anticipated due to a number of factors, including, among others, those discussed in the section entitled “Risk Factors” in our Form 10-K. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

Reports of Management

Management’s Report on the Financial Statements

          The management of Medtronic, Inc. is responsible for the integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, and as discussed under Critical Accounting Estimates on pages 2-4, the consolidated financial statements reflect estimates based on management’s judgment.

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

Management’s Report on Internal Control over Financial Reporting

          Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of April 24, 2009. Our internal control over financial reporting as of April 24, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements.

/s/ William A. Hawkins
William A. Hawkins
Chairman and Chief Executive Officer

/s/ Gary L. Ellis
Gary L. Ellis
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medtronic, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc. and its subsidiaries (the Company) at April 24, 2009 and April 25, 2008, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 24, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 24, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 6 and 14 to the consolidated financial statements, in 2009 the Company changed the manner in which it determines fair value in certain situations as a result of adopting the required provisions of Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements” and changed the date it uses to measure the funded status of its defined benefit pension and other postretirement plans as a result of adopting the remaining provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” As discussed in Note 13 to the consolidated financial statements, in 2008 the Company changed the manner in which it accounts for income taxes as a result of adopting the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.”

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 18, 2009

Medtronic, Inc.
Consolidated Statements of Earnings

	Fiscal Year
	2009	2008	2007
(in millions, except per share data)
Net sales	$14,599	$13,515	$12,299

Costs and expenses:
Cost of products sold	3,518	3,446	3,168
Research and development expense	1,355	1,275	1,239
Selling, general and administrative expense	5,152	4,707	4,153
Special charges	100	78	98
Restructuring charges	120	41	28
Certain litigation charges	714	366	40
Purchased in-process research and development (IPR&D) charges	621	390	—
Other expense, net	396	436	212
Interest expense/(income), net	29	(109)	(154)
Total costs and expenses	12,005	10,630	8,784

Earnings before income taxes	2,594	2,885	3,515

Provision for income taxes	425	654	713

Net earnings	$2,169	$2,231	$2,802

Earnings per share:

Basic	$1.94	$1.97	$2.44
Diluted	$1.93	$1.95	$2.41

Weighted average shares outstanding:

Basic	1,117.8	1,130.7	1,149.7
Diluted	1,124.0	1,142.1	1,161.8

Cash dividends declared per common share	$0.75	$0.50	$0.44

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.
Consolidated Balance Sheets

	April 24, 2009	April 25, 2008
(in millions, except per share data)
ASSETS

Current assets:
Cash and cash equivalents	$1,271	$1,060
Short-term investments	405	553
Accounts receivable, less allowances of $61 and $99, respectively	3,123	3,287
Income tax receivable	—	73
Inventories	1,426	1,280
Deferred tax assets, net	605	600
Prepaid expenses and other current assets	630	469

Total current assets	7,460	7,322

Property, plant and equipment, net	2,279	2,221
Goodwill	8,195	7,519
Other intangible assets, net	2,477	2,193
Long-term investments	2,769	2,322
Long-term deferred tax assets, net	65	103
Other assets	416	518

Total assets	$23,661	$22,198

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	$522	$1,154
Accounts payable	382	383
Accrued compensation	901	789
Accrued income taxes	130	—
Other accrued expenses	1,212	1,209

Total current liabilities	3,147	3,535

Long-term debt	6,772	5,802
Long-term accrued compensation and retirement benefits	329	304
Long-term accrued income taxes	475	519
Other long-term liabilities	87	502

Total liabilities	10,810	10,662

Commitments and contingencies (Note 16)	—	—

Shareholders’ equity:
Preferred stock— par value $1.00; 2.5 million shares authorized, none outstanding	—	—

Common stock— par value $0.10; 1.6 billion shares authorized, 1,119,140,192 and 1,124,926,775 shares issued and outstanding, respectively	112	112
Retained earnings	12,941	11,710
Accumulated other comprehensive loss	(202)	(286)

Total shareholders’ equity	12,851	11,536

Total liabilities and shareholders’ equity	$23,661	$22,198

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.
Consolidated Statements of Shareholders’ Equity

	Common Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Total Shareholders’ Equity
(in millions)
Balance April 28, 2006	1,155	$116	$9,112	$155	$9,383
Net earnings	—	—	2,802	—	2,802
Other comprehensive (loss)/income
Unrealized gain on investments	—	—	—	20	20
Translation adjustment	—	—	—	18	18
Minimum pension liability	—	—	—	24	24
Unrealized loss on foreign exchange derivatives	—	—	—	(70)	(70)
Total comprehensive income					2,794
Dividends to shareholders	—	—	(504)	—	(504)
Issuance of common stock under stock purchase and award plans	10	1	330	—	331
Adjustment to adopt SFAS No. 158	—	—	—	(209)	(209)
Repurchase of common stock	(22)	(3)	(1,036)	—	(1,039)
Excess tax benefit from exercise of stock-based awards	—	—	36	—	36
Stock-based compensation	—	—	185	—	185
Balance April 27, 2007	1,143	$114	$10,925	$(62)	$10,977
Net earnings	—	—	2,231	—	2,231
Other comprehensive (loss)/income
Unrealized loss on investments	—	—	—	(47)	(47)
Translation adjustment	—	—	—	14	14
Net change in retirement obligations	—	—	—	37	37
Unrealized loss on foreign exchange derivatives	—	—	—	(211)	(211)
Total comprehensive income					2,024
Dividends to shareholders	—	—	(565)	—	(565)
Issuance of common stock under stock purchase and award plans	13	1	402	—	403
Adjustment to deferred tax benefit recorded on adoption of SFAS No. 158	—	—	—	(17)	(17)
Repurchase of common stock	(31)	(3)	(1,541)	—	(1,544)
Excess tax benefit from exercise of stock-based awards	—	—	40	—	40
Stock-based compensation	—	—	217	—	217
Cumulative effect adjustment to retained earnings related to the adoption of FIN No. 48 (Note 13)	—	—	1	—	1
Balance April 25, 2008	1,125	$112	$11,710	$(286)	$11,536
Net earnings	—	—	2,169	—	2,169
Other comprehensive (loss)/income
Unrealized loss on investments	—	—	—	(54)	(54)
Translation adjustment	—	—	—	(147)	(147)
Net change in retirement obligations	—	—	—	(210)	(210)
Unrealized gain on foreign exchange derivatives	—	—	—	494	494
Total comprehensive income					2,252
Dividends to shareholders	—	—	(843)	—	(843)
Issuance of common stock under stock purchase and award plans	11	2	414	—	416
Adjustment for change in plan measurement date pursuant to SFAS No. 158 (Note 14)	—	—	(13)	1	(12)
Repurchase of common stock	(17)	(2)	(757)	—	(759)
Excess tax benefit from exercise of stock-based awards	—	—	24	—	24
Stock-based compensation	—	—	237	—	237
Balance April 24, 2009	1,119	$112	$12,941	$(202)	$12,851

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.
Consolidated Statements of Cash Flows

	Fiscal Year

	2009	2008	2007
(in millions)
Operating Activities:
Net earnings	$2,169	$2,231	$2,802
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	699	637	583
Special charges	—	78	98
IPR&D charges	621	390	—
Provision for doubtful accounts	23	31	31
Deferred income taxes	(116)	(49)	(236)
Stock-based compensation	237	217	185
Excess tax benefit from exercise of stock-based awards	(24)	(40)	(36)
Change in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	108	(461)	(326)
Inventories	(212)	30	(24)
Prepaid expenses and other assets	(121)	92	(45)
Accounts payable and accrued liabilities	520	61	17
Other operating assets and liabilities	(26)	272	(70)
Net cash provided by operating activities	3,878	3,489	2,979

Investing Activities:
Acquisitions, net of cash acquired	(1,624)	(4,221)	(8)
Purchase of intellectual property	(165)	(93)	(121)
Additions to property, plant and equipment	(498)	(513)	(573)
Purchases of marketable securities	(2,960)	(6,433)	(11,837)
Sales and maturities of marketable securities	2,845	8,557	10,894
Other investing activities, net	(338)	(87)	(56)
Net cash used in investing activities	(2,740)	(2,790)	(1,701)

Financing Activities:
Change in short-term borrowings, net	(633)	543	45
Payments on long-term debt	(300)	(12)	(1,880)
Issuance of long-term debt	1,250	300	—
Dividends to shareholders	(843)	(565)	(504)
Issuance of common stock under stock purchase and award plans	416	403	331
Excess tax benefit from exercise of stock-based awards	24	40	36
Repurchase of common stock	(759)	(1,544)	(1,039)
Net cash used in financing activities	(845)	(835)	(3,011)

Effect of exchange rate changes on cash and cash equivalents	(82)	(60)	(5)
Net change in cash and cash equivalents	211	(196)	(1,738)
Cash and cash equivalents at beginning of period	1,060	1,256	2,994
Cash and cash equivalents at end of period	$1,271	$1,060	$1,256

Supplemental Cash Flow Information
Cash paid for:
Income taxes	$436	$717	$1,034
Interest	208	258	230
Supplemental noncash investing and financing activities:
Reclassification of debentures from short-term to long-term debt	$15	$—	$94
Reclassification of debentures from long-term to short-term debt	—	94	—

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.
Notes to Consolidated Financial Statements

1.       Summary of Significant Accounting Policies

          Nature of Operations   Medtronic, Inc. (Medtronic or the Company) is the global leader in medical technology - alleviating pain, restoring health, and extending life for millions of people around the world. The Company provides innovative products and therapies for use by medical professionals to meet the healthcare needs of their patients. Primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes and ear, nose and throat conditions.

          The Company is headquartered in Minneapolis, Minnesota, and markets its products primarily through a direct sales force in the United States (U.S.) and a combination of direct sales representatives and independent distributors in international markets. The primary markets for products are the U.S., Western Europe and Japan.

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

          Fiscal Year-End   The Company utilizes a 52/53-week fiscal year, ending the last Friday in April. The Company’s fiscal years 2009, 2008 and 2007 ended on April 24, 2009, April 25, 2008 and April 27, 2007, respectively, all of which were fifty-two week years. Fiscal year 2010 will be a fifty-three week year.

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

          Investments   Investments in marketable equity securities and debt securities are classified and accounted for as available-for-sale (AFS) at April 24, 2009 and April 25, 2008. AFS debt securities are recorded at fair value in both short-term and long-term investments and marketable equity securities are recorded at fair value in long-term investments on the consolidated balance sheets. The change in fair value for AFS securities is recorded, net of taxes, as a component of accumulated other comprehensive (loss)/income on the consolidated balance sheets. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

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

          Accounts Receivable   The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. Uncollectible accounts are written-off against the allowance when it is deemed that a customer account is uncollectible. The allowance for doubtful accounts was $61 million at April 24, 2009 and $99 million at April 25, 2008.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          Inventories Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances are as follows:

(in millions)	April 24, 2009	April 25, 2008
Finished goods	$854	$784
Work in process	251	250
Raw materials	321	246
Total	$1,426	$1,280

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

(in millions)	April 24, 2009	April 25, 2008	Lives (in years)
Land and land improvements	$124	$123	Up to 20
Buildings and leasehold improvements	1,296	1,240	Up to 40
Equipment	3,144	3,066	3-7
Construction in progress	323	314	—
Subtotal	4,887	4,743
Less: Accumulated depreciation	(2,608)	(2,522)
Property, plant and equipment, net	$2,279	$2,221

          Depreciation expense of $418 million, $417 million and $401 million was recognized in fiscal years 2009, 2008 and 2007, respectively.

          Goodwill Goodwill is the excess of purchase price of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized. Goodwill is tested for impairment annually and when an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. An impairment loss is recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimated fair value is determined using a discounted future cash flows analysis. The Company completed its annual goodwill impairment test in the third quarter of fiscal years 2009, 2008 and 2007 and determined that no goodwill was impaired.

          Intangible Assets Intangible assets include patents, trademarks and purchased technology. Intangible assets with a definite life are amortized on a straight-line or accelerated basis, as appropriate, with estimated useful lives ranging from 3 to 20 years. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. Impairment is calculated as the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted future cash flows analysis. As of April 24, 2009, all of the Company’s intangible assets are definite lived and amortized on a straight-line basis.

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

Medtronic, Inc.
Notes to Consolidated Financial Statements

          Changes in the Company’s product warranty obligations during the years ended April 24, 2009 and April 25, 2008 consisted of the following:

(in millions)
Balance April 27, 2007	$34
Warranty claims provision	22
Settlements made	(13)
Balance April 25, 2008	$43
Warranty claims provision	23
Settlements made	(31)
Balance April 24, 2009	$35

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

          Retirement Benefit Plan Assumptions The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. Pension benefit plan costs include assumptions for the discount rate, retirement age, compensation rate increases and the expected return on plan assets. Post-retirement medical plan costs include assumptions for the discount rate, retirement age, expected return on plan assets and healthcare cost trend rate assumptions.

          The Company evaluates the discount rate, retirement age, compensation rate increases, expected return on plan assets and healthcare cost trend rates of its pension benefit and post-retirement medical plans annually. In evaluating these assumptions, many factors are considered, including an evaluation of assumptions made by other companies, historical assumptions compared to actual results, current market conditions, asset allocations and the views of leading financial advisors and economists. In evaluating the expected retirement age assumption, the Company considers the retirement ages of past employees eligible for pension and medical benefits together with expectations of future retirement ages.

          It is reasonably possible that changes in these assumptions will occur in the near term and, due to the uncertainties inherent in setting assumptions, the effect of such changes could be material to the Company’s consolidated financial statements. Refer to Note 14 for additional information regarding the Company’s retirement benefit plans.

          Revenue Recognition The Company sells its products primarily through a direct sales force in the U.S. and a combination of direct sales representatives and independent distributors in international markets. The Company recognizes revenue when title to the goods and risk of loss transfers to customers, provided there are no material remaining performance obligations required of the Company or any matters requiring customer acceptance. In cases where the Company utilizes distributors or ships product directly to the end user, it recognizes revenue upon shipment provided all revenue recognition criteria have been met. A portion of the Company’s revenue is generated from inventory maintained at hospitals or with field representatives. For these products, revenue is recognized at the time that the product has been used or implanted. The Company records estimated sales returns, discounts and rebates as a reduction of net sales in the same period revenue is recognized.

          Research and Development Research and development costs are expensed when incurred. Research and development costs include costs of all basic research activities as well as other research, engineering and technical effort required to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.

          IPR&D When the Company acquires another entity, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, net tangible assets and goodwill. The Company’s policy defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. These methodologies include consideration of the risk of the project not achieving commercial feasibility.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          Other Expense, Net Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses and impairment charges on equity securities.

          Stock-Based Compensation The Company’s compensation programs include share-based payments. All awards under share-based payment programs are accounted for at fair value and these fair values are generally amortized on a straight-line basis over the vesting terms into cost of products sold, research and development expense and selling, general and administrative expense in the consolidated statement of earnings, as appropriate. Refer to Note 12 for additional information.

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

          Comprehensive Income and Accumulated Other Comprehensive (Loss)/Income In addition to net earnings, comprehensive income includes changes in foreign currency translation adjustments (including the change in current exchange rates, or spot rates, of net investment hedges), unrealized gains and losses on foreign exchange derivative contracts qualifying and designated as cash flow hedges, net changes in retirement obligation funded status and unrealized gains and losses on AFS marketable securities. Comprehensive income in fiscal years 2009, 2008 and 2007 was $2.252 billion, $2.024 billion and $2.794 billion, respectively.

          Presented below is a summary of activity for each component of accumulated other comprehensive (loss)/income for fiscal years 2009, 2008 and 2007:

(in millions)	Unrealized Gain/(Loss) on Investments	Cumulative Translation Adjustments	Net Change in Retirement Obligations	Unrealized Gain/(Loss) on Foreign Exchange Derivatives	Accumulated Other Comprehensive Income/(Loss)
Balance April 28, 2006	$(14)	$177	$(24)	$15	$155
Other comprehensive (loss)/income	20	18	24	(70)	(8)
Adoption of SFAS No. 158	—	—	(209)	—	(209)
Balance April 27, 2007	$6	$195	$(209)	$(55)	$(62)
Other comprehensive (loss)/income	(47)	14	37	(211)	(207)
Adjustment to deferred tax benefit recorded on adoption of SFAS No. 158	—	—	(17)	—	(17)
Balance April 25, 2008	$(41)	$209	$(189)	$(266)	$(286)
Other comprehensive (loss)/income	(54)	(147)	(210)	494	83
Adjustment for change in plan measurement date pursuant to SFAS No. 158	—	—	1	—	1
Balance April 24, 2009	$(95)	$62	$(398)	$228	$(202)

          Translation adjustments are not adjusted for income taxes as substantially all translation adjustments relate to permanent investments in non-U.S. subsidiaries. The tax expense/(benefit) on the unrealized gain/(loss) on foreign exchange derivatives in fiscal years 2009, 2008 and 2007 was $320 million, $(132) million and $(38) million, respectively. The minimum pension liability was eliminated at the end of fiscal year 2007 as a result of the Company’s adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS No. 158). The tax benefit related to SFAS No. 158 was $109 million, $17 million and $92 million in fiscal years 2009, 2008 and 2007, respectively. The Company adopted the new measurement date provisions of SFAS No. 158 in the fourth quarter of fiscal year 2009 which resulted in a one-time adjustment to retained earnings and accumulated other comprehensive income in that period. The tax expense on the adjustment to other comprehensive income for the change in measurement date was less than $1 million. The tax expense/(benefit) on the unrealized gain/(loss) on investments in fiscal years 2009, 2008 and 2007 was $(33) million, $(26) million and $11 million, respectively.

Medtronic, Inc.
Notes to Consolidated Financial Statements

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

          The Company uses derivative instruments, primarily forward exchange contracts, to manage its exposure related to foreign exchange rate changes. The Company enters into contracts with major financial institutions that change in value as foreign exchange rates change. These contracts are designated either as cash flow hedges, net investment hedges or freestanding derivatives. It is the Company’s policy to enter into forward exchange derivative contracts only to the extent true exposures exist; the Company does not enter into forward exchange derivative contracts for speculative purposes. Principal currencies hedged are the Euro and the Japanese Yen. All derivative instruments are recorded at fair value on the consolidated balance sheets, as a component of prepaid expenses and other current assets, other long-term assets, other accrued expenses or other long-term liabilities depending upon the gain or loss position of the contract and contract maturity date.

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

Medtronic, Inc.
Notes to Consolidated Financial Statements

          The table below sets forth the computation of basic and diluted earnings per share:

	Fiscal Year
(in millions, except per share data)	2009	2008	2007
Numerator:
Net earnings	$2,169	$2,231	$2,802
Denominator:
Basic – weighted average shares outstanding	1,117.8	1,130.7	1,149.7
Effect of dilutive securities:
Employee stock options	2.4	9.7	9.9
Employee restricted stock and restricted stock units	3.0	0.9	1.0
Other	0.8	0.8	1.2
Diluted – weighted average shares outstanding	1,124.0	1,142.1	1,161.8

Basic earnings per share	$1.94	$1.97	$2.44
Diluted earnings per share	$1.93	$1.95	$2.41

          The calculation of weighted average diluted shares outstanding excludes options for approximately 62 million, 22 million and 35 million common shares in fiscal years 2009, 2008 and 2007, respectively, as the exercise price of those options was greater than the average market price, resulting in an anti-dilutive effect on diluted earnings per share.

          New Accounting Standards

          Effective April 26, 2008, the Company adopted the required provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about fair value measurements. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, except for the measurement of share-based payments. SFAS No. 157 does not expand the use of fair value in any new circumstances. For certain types of financial instruments, SFAS No. 157 required a limited form of retrospective transition, whereby the cumulative impact of the change in principle is recognized in the opening balance in retained earnings in the fiscal year of adoption. All other provisions of SFAS No. 157 will be applied prospectively. On February 12, 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP FAS No. 157-2). FSP FAS No. 157-2 defers the implementation of SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities. Accordingly, the Company adopted the required provisions of SFAS No. 157 at the beginning of fiscal year 2009 and the remaining provisions will be adopted by the Company at the beginning of fiscal year 2010. The fiscal year 2009 adoption did not result in a material impact to the Company’s financial statements (see Note 6). The adoption of the remaining parts of SFAS No. 157 in fiscal year 2010 in accordance with FSP FAS No. 157-2 is not expected to be material to the consolidated financial statements.

          Additionally, in April 2009, the FASB issued FSP SFAS No. 157-4, “Determining Fair Value When the Volume and Level and Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP SFAS No. 157-4). FSP SFAS No. 157-4 provides guidance for estimating fair value in accordance with SFAS No. 157 when the volume and level of activity for the asset or liability have significantly decreased when compared with normal market activity for the asset or liability (or similar assets or liabilities) and for identifying circumstances that indicate a transaction is not orderly. Additionally, FSP SFAS No. 157-4 amends SFAS No. 157 to require disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value. FSP SFAS No. 157-4 is effective for the Company beginning in the first quarter of fiscal year 2010 and is required to be applied prospectively. The Company is currently evaluating the impact that FSP SFAS No. 157-4 will have on the consolidated financial statements.

          In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS No. 141(R)). SFAS No. 141(R) replaces SFAS No. 141, “Business Combinations.” SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the acquiree and the goodwill acquired. Some of the key changes under SFAS No. 141(R) will impact the accounting treatment for certain acquisition related items including: (1) accounting for IPR&D as an indefinite-lived intangible asset until approved or discontinued rather than as an immediate expense; (2) expensing acquisition costs rather than adding them to the cost of an acquisition; (3) expensing restructuring costs in connection with an acquisition rather than adding them to the cost of an acquisition; and (4) including the fair value of contingent consideration at the date of an acquisition in the cost of an acquisition. SFAS No. 141(R) also includes a substantial number of new disclosure requirements. SFAS No. 141(R) will be effective for the Company beginning fiscal year 2010 and must be applied prospectively to all new acquisitions closing on or after April 25, 2009. SFAS No. 141(R) is expected to have a material impact on how the Company will identify, negotiate and value future acquisitions and a material impact on how an acquisition will affect the Company’s consolidated financial statements.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (SFAS No. 160). SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity as compared to a liability today. This new consolidation method will significantly change the accounting for partial and/or step acquisitions. SFAS No. 160 will be effective for the Company in the first quarter of fiscal year 2010. The adoption of SFAS No. 160 will not have a material impact to the Company’s consolidated financial statements.

          In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (FSP APB 14-1). FSP APB 14-1 requires the proceeds from the issuance of such convertible debt instruments to be allocated between a liability component (issued at a discount) and an equity component. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. The change in accounting treatment is effective for the Company beginning in fiscal year 2010, and will be applied retrospectively to prior periods. FSP APB 14-1 changes the accounting treatment for the Company’s $2.200 billion of 1.500 percent and $2.200 billion of 1.625 percent Senior Convertible Notes due in 2011 and 2013, respectively, which were issued in April 2006, and the $15 million remaining balance of the Company’s Contingent Convertible Debentures due 2021. Based on the Company’s evaluation, upon adoption of FSP APB 14-1 in fiscal year 2010, the convertible debt liability will decrease by approximately $520 million and 2009 and 2010 interest expense for the convertible debt will increase by approximately $154 million and $167 million, respectively. Using diluted weighted average shares outstanding for the twelve months ended April 24, 2009, the impact to diluted earnings per share is a decrease of $0.09 for fiscal year 2009. Using an estimate of diluted weighted average shares outstanding, the Company estimates the impact to diluted earnings per share is a decrease of $0.10 for fiscal year 2010.

          In June 2008, the FASB issued FSP Emerging Issues Task Force (EITF) Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP EITF No. 03-6-1). FSP EITF No. 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. FSP EITF No. 03-6-1 is effective for the Company beginning in the first quarter of fiscal year 2010. Upon adoption, all prior-period EPS data is required to be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF No. 03-6-1. The Company calculated that FSP EITF No. 03-6-1 will not have a material impact to diluted earnings per share for the fiscal year ended April 24, 2009.

          In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (EITF No. 08-6). EITF No. 08-6 applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF No. 08-6 is effective for the Company beginning in the first quarter of fiscal year 2010. The adoption of EITF No. 08-6 will not be material to the consolidated financial statements.

          In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (EITF No. 08-7). EITF No. 08-7 applies to defensive intangible assets, which are acquired intangible assets that an entity does not intend to actively use but does intend to prevent others from obtaining access to the asset. EITF No. 08-7 requires an entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets should not be included as part of the cost of an entity’s existing intangible assets because the defensive intangible assets are separately identifiable. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141(R) and SFAS No. 157. EITF No. 08-7 is effective for intangible assets acquired by the Company beginning in the first quarter of fiscal year 2010. The adoption of EITF No. 08-7 is not expected to be material to the consolidated financial statements.

          In December 2008, the FASB issued FSP SFAS No. 132(R)-1, “Employers’ Disclosures About Postretirement Benefit Plan Assets” (FSP SFAS No. 132(R)-1). FSP SFAS No. 132(R)-1 requires increased disclosures about an entity’s postretirement benefit plan assets. Specifically, FSP SFAS No. 132(R)-1 requires an entity to disclose information regarding its investment policies and strategies, its categories of plan assets, its fair value measurements of plan assets and any significant concentrations of risk in plan assets. FSP SFAS No. 132(R)-1 is effective for the Company beginning in the first quarter of fiscal year 2010 but only requires the revised disclosures on a prospective basis. The Company will provide the additional disclosures necessary to the consolidated financial statements beginning in the Company’s fourth quarter of fiscal year 2010.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          In April 2009, the FASB issued FSP SFAS No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (FSP SFAS No. 141(R)-1). FSP SFAS No. 141(R)-1 amends and clarifies the initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination under SFAS No. 141(R). FSP SFAS No. 141(R)-1 is effective for the Company beginning fiscal year 2010 and must be applied to assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after April 25, 2009. The adoption of FSP SFAS No. 141(R)-1 will not be material to the consolidated financial statements.

          In April 2009, the FASB issued FSP SFAS No. 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP SFAS No. 107-1 and APB 28-1). FSP SFAS No. 107-1 and APB 28-1 requires disclosures about fair value of financial instruments for interim period reporting as well as in annual financial statements. Additionally, this FSP requires disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. FSP SFAS No. 107-1 and APB 28-1 is effective for the Company beginning in the first quarter of fiscal year 2010 but only requires the revised disclosures on a prospective basis. The Company will provide the additional disclosures necessary to the consolidated financial statements beginning in the Company’s first quarter of fiscal year 2010.

          In April 2009, the FASB issued FSP SFAS No. 115-2 and SFAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP SFAS Nos. 115-2 and 124-2). FSP SFAS Nos. 115-2 and 124-2 amends the other-than-temporary guidance for debt securities and requires additional interim and annual disclosures of other-than-temporary impairments on debt and equity securities. Under FSP SFAS Nos. 115-2 and 124-2, an other-than-temporary impairment of a debt security shall be considered to have occurred if an entity (1) intends to sell the debt security, (2) more likely than not will be required to sell the security before recovery of its amortized cost basis or (3) does not expect to recover the entire amortized cost basis of the security even if it does not intend to sell the security. Once it is determined that an other-than-temporary impairment has occurred, FSP SFAS Nos. 115-2 and 124-2 provides guidance on when to recognize the other-than-temporary impairment in earnings or in other comprehensive income. Depending on which of the above factor(s) causes the impairment to be considered other-than-temporary, (1) the entire shortfall of the security’s fair value versus its amortized cost basis or (2) only the credit loss portion would be recognized in earnings while the remaining shortfall (if any) would be recorded in other comprehensive income. FSP SFAS Nos. 115-2 and 124-2 is effective for the Company beginning in the first quarter of fiscal year 2010 and is required to be applied retrospectively to existing investments with a cumulative adjustment to retained earnings and prospectively to new investments purchased after the effective date. The Company is currently evaluating the impact that FSP SFAS Nos. 115-2 and 124-2 will have on the consolidated financial statements.

          In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS No. 165). SFAS No. 165 requires an entity to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For nonrecognized subsequent events that must be disclosed to keep the financial statements from being misleading, an entity will be required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. In addition, SFAS No. 165 requires an entity to disclose the date through which subsequent events have been evaluated. SFAS No. 165 is effective for the Company beginning in the first quarter of fiscal year 2010 and is required to be applied prospectively. The adoption of SFAS No. 165 will not be material to the consolidated financial statements.

2.       Special and Certain Litigation Charges

Special Charges

          In fiscal year 2009, consistent with the Company’s commitment to improving the health of people and communities throughout the world, the Company recorded a $100 million contribution to The Medtronic Foundation, which is a related party non-profit organization. The contribution to The Medtronic Foundation was paid in the fourth quarter of fiscal year 2009.

          In fiscal year 2008, the Company recorded a special charge of $78 million related to the impairment of intangible assets associated with its benign prostatic hyperplasia, or enlarged prostate, product line purchased in fiscal year 2002. The development of the market, relative to the Company’s original assumptions, has changed as a result of the broad acceptance of a new line of drugs to treat the symptoms of an enlarged prostate. After analyzing the estimated future cash flows utilizing this technology, based on the market development, the Company determined that the carrying value of these intangible assets was impaired and a write-down was necessary.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          In fiscal year 2007, the Company concluded two intangible assets were fully impaired due to inadequate clinical results and the resulting delays in product development. As a result, the Company recorded a $98 million special charge related to the impairments of intangible assets stemming from the July 1, 2005 acquisition of Transneuronix, Inc. (TNI) and the November 1, 2004 acquisition of Angiolink Corporation (Angiolink). TNI focused on the development of an implantable gastric stimulator to treat obesity. Angiolink focused on the development of wound closure devices for vascular procedures.

Certain Litigation Charges

          The Company classifies material litigation reserves recognized as certain litigation charges. In fiscal year 2009, the Company incurred four certain litigation charges totaling $714 million. The first charge in the amount of $178 million relates to litigation with DePuy Spine (formerly DePuy/AcroMed), a subsidiary of J&J, and Biedermann Motech GmbH (collectively, DePuy) regarding patent infringement claims stemming from the Vertex line of multiaxial screws. On June 1, 2009, the U.S. Court of Appeals for the Federal Circuit affirmed the December 2007 ruling of infringement and awarded damages based on lost profits, but reversed certain elements of the original 2007 award. Prior to the U.S. Court of Appeals’ decision, the Company had not recorded expense related to the damages awarded in 2007 as the Company did not believe that an unfavorable outcome in this matter was probable under SFAS No. 5, “Accounting for Contingencies” (SFAS No. 5). As a result of the U.S. Court of Appeals’ decision, the Company has now recorded a reserve of $178 million which is expected to cover the revised damages award and pre- and post-judgment interest. Since the DePuy litigation originated prior to April 24, 2009, the Company has appropriately recognized this charge in the consolidated financial statements for the fiscal year ended April 24, 2009. See Note 16 for additional information.

          The second charge in the amount of $270 million relates to a settlement of royalty disputes with Johnson & Johnson (J&J) which concern Medtronic’s licensed use of certain patents. The agreement reached in the fourth quarter of fiscal year 2009 ended all current and potential disputes between the two parties under their 1997 settlement and license agreement relating to coronary angioplasty stent design and balloon material patents. The Company paid the settlement in May 2009. See Note 16 for additional information.

          The third charge in the amount of $229 million relates to litigation with Cordis Corporation (Cordis), a subsidiary of J&J. The Cordis litigation originated in October 1997 and pertains to patent infringement claims on previous generations of bare metal stents that are no longer on the market. On September 30, 2008, the U.S. District Court entered final judgment including accrued interest, totaling approximately $521 million, to Cordis. The Company had previously recorded a charge of $243 million related to this litigation in the third quarter of fiscal year 2008. At the time the $243 million charge was recorded, the range of potential loss related to this matter was subject to a high degree of estimation. The amount recorded represented an estimate of the low end of the range of probable outcomes related to the matter. Given that the Company and J&J were involved in a number of litigation matters which span across businesses, the Company entered into negotiations with J&J in an attempt to settle some of the additional litigation simultaneous with the payment of this judgment. Ultimately, the agreement reached with Cordis required a total cash payment of $472 million, which included the settlement of several outstanding legal matters between the parties. The charge of $229 million in fiscal year 2009 is the net result of $472 million in cash payments, offset by the existing reserves on the balance sheet including interest accrued on the $243 million since the date established. As of April 24, 2009, the settlement amount of $472 million was paid.

          The fourth charge recognized in fiscal year 2009 relates to litigation that originated in May 2006 with Fastenetix LLC (Fastenetix), a patent holding company. The litigation related to an alleged breach of a royalty agreement in the Spinal business. The agreement reached with Fastenetix required total cash payment of $125 million for the settlement of ongoing litigation and the purchase of patents. Of the $125 million, $37 million was assigned to past damages in the case and the remaining $88 million was recorded as purchased intellectual property that has an estimated useful life of 7 years. As of April 24, 2009, the settlement amount of $125 million was paid.

          In fiscal year 2008, the Company incurred certain litigation charges of $366 million. Of that amount, $123 million related to the settlement of certain lawsuits relating to the Marquis line of implantable cardioverter defibrillators (ICDs) and cardiac resynchronization therapy-defibrillators (CRT-Ds) that were subject to a field action announced on February 10, 2005. As discussed above, the remainder of the charge, $243 million, relates to an estimated reserve established for litigation with Cordis. In May 2008, the Company paid substantially all of the settlement for certain lawsuits relating to the Marquis line of ICDs and CRT-Ds. See Note 16 for additional information.

          In fiscal year 2007, the Company recorded a certain litigation charge of $40 million related to a settlement agreement with the U.S. Department of Justice which requires the government to obtain dismissal of the two qui tam civil suits and is conditioned upon such dismissal being obtained. To resolve the matter, Medtronic has entered into a five-year corporate integrity agreement effective upon dismissal of the two suits that further strengthens its employee training and compliance systems surrounding sales and marketing practices. The settlement agreement also reflects Medtronic’s assertion that the Company and its current employees have not engaged in any wrongdoing or illegal activity. The settlement amount was paid in May 2009.

Medtronic, Inc.
Notes to Consolidated Financial Statements

3.       Restructuring Charges

Fiscal Year 2009 Initiative

          In the fourth quarter of fiscal year 2009, the Company recorded a $34 million restructuring charge, which consisted of employee termination costs of $29 million and asset write-downs of $5 million. As part of the Company’s ”One Medtronic” strategy, the Company continues to pursue opportunities to streamline the organization and standardize or centralize certain functional activities which are not unique to individual businesses. In connection with these efforts to create “One Medtronic,” this initiative is designed to streamline operations, by further consolidating manufacturing and eliminating certain non-core product lines, and to further align resources around the Company’s higher growth opportunities. This initiative impacts most businesses and certain corporate functions. Of the $5 million of asset write-downs, $3 million relates to inventory write-offs and production-related asset impairments and therefore was recorded within cost of products sold in the consolidated statement of earnings. The employee termination costs of $29 million consist of severance and the associated costs of continued medical benefits and outplacement services.

          The fiscal year 2009 initiative will result in charges being recognized in both the fourth quarter of fiscal year 2009 and the first quarter of fiscal year 2010, and the Company expects that when complete, will eliminate approximately 1,500 – 1,800 positions.

          Of the 1,500 – 1,800 positions that will be eliminated as part of this initiative, approximately 975 were identified for elimination in the fourth quarter of fiscal year 2009 and will be achieved through early retirement packages offered to employees, voluntary separation and involuntary separation. Of these 975 positions, approximately 280 positions have been eliminated as of April 24, 2009. The restructuring initiatives are scheduled to be substantially complete by the end of fiscal year 2010.

          A summary of the activity related to the fiscal year 2009 initiative is presented below:

	Fiscal Year 2009 Initiative
(in millions)	Employee Termination Costs	Asset Write-downs	Total
Balance April 25, 2008	$—	$—	$—
Restructuring charges	29	5	34
Payments/write-downs	(1)	(5)	(6)
Balance April 24, 2009	$28	$—	$28

Global Realignment Initiative

          In fiscal year 2008, as part of a global realignment initiative, the Company recorded a $31 million restructuring charge, which consisted of employee termination costs of $27 million and asset write-downs of $4 million. This initiative began in the fourth quarter of fiscal year 2008 and focuses on shifting resources to those areas where the Company has the greatest opportunities for growth and streamlining operations to drive operating leverage. The global realignment initiative impacts most businesses and certain corporate functions. Within the Company’s Cardiac Rhythm Disease Management (CRDM) business, the Company reduced research and development infrastructure by closing a facility outside the U.S., reprioritizing research and development projects to focus on the core business and consolidating manufacturing operations to drive operating leverage. Within Spinal, the Company reorganized and consolidated certain activities where Medtronic’s existing infrastructure, resources and systems could be leveraged to obtain greater operational synergies. The global realignment initiative was also designed to further consolidate manufacturing of CardioVascular products, streamline distribution of products in select businesses and to reduce general and administrative costs in the Company’s corporate functions. The asset write-downs were recorded within cost of products sold in the consolidated statement of earnings. The employee termination costs of $27 million consist of severance and the associated costs of continued medical benefits and outplacement services.

          As a continuation of the global realignment initiative that began in fiscal year 2008, in the first quarter of fiscal year 2009 the Company incurred $96 million of incremental restructuring charges, which consisted of employee termination costs of $91 million and asset write-downs of $5 million. The majority of the expense recognized in the first quarter of fiscal year 2009 was related to the execution of the Company’s global realignment initiative outside the U.S. This included the realignment and elimination of personnel throughout Europe and the Emerging Markets and the closure of an existing facility in the Netherlands that has been integrated into the U.S. operations. The remainder of the expense was associated with enhanced severance benefits provided to employees identified in the fourth quarter of fiscal year 2008. These incremental costs were not accrued in fiscal year 2008 because the enhanced benefits had not yet been communicated to the impacted employees.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          In the fourth quarter of fiscal year 2009, the Company recorded a $7 million reversal of excess reserves related to the global realignment initiative. This reversal is primarily a result of favorable severance negotiations with certain employee populations outside the U.S. as well as a higher than expected percentage of employees identified for elimination finding positions elsewhere within the Company.

          As of the end of the first quarter of fiscal year 2009, the Company had identified approximately 900 positions for elimination which were to be achieved through both voluntary and involuntary separation. Of the 900 positions identified, approximately 740 have been eliminated as of April 24, 2009. The restructuring initiatives are scheduled to be substantially complete by the end of the first quarter of fiscal year 2010.

          A summary of the activity related to the global realignment initiative is presented below:

	Global Realignment Initiative
(in millions)	Employee Termination Costs	Asset Write-downs	Total
Balance April 27, 2007	$—	$—	$—
Restructuring charges	27	4	31
Payments/write-downs	(2)	(4)	(6)
Balance April 25, 2008	$25	$—	$25
Restructuring charges	91	5	96
Reversal of excess accrual	(7)	—	(7)
Payments/write-downs	(89)	(5)	(94)
Currency adjustment, net	(5)	—	(5)
Balance April 24, 2009	$15	$—	$15

Fiscal Year 2007 Initiative

          In the fourth quarter of fiscal year 2007, the Company recorded a $36 million restructuring charge, which consisted of employee termination costs of $28 million and asset write-downs of $8 million. These initiatives were designed to drive manufacturing efficiencies in the Company’s CardioVascular business, downsize the Physio-Control business due to the Company’s voluntary suspension of U.S. shipments and rebalance resources within the CRDM business in response to market dynamics. The employee termination costs consist of severance and the associated costs of continued medical benefits, and outplacement services. The asset write-downs consisted of a $5 million charge for inventory write-downs and a $3 million charge for non-inventory asset write-downs. The inventory and non-inventory asset write-downs were recorded within cost of products sold in the consolidated statement of earnings.

           As a continuation of the fiscal year 2007 initiative, in the first quarter of fiscal year 2008 the Company incurred $14 million of incremental restructuring charges associated with compensation provided to employees whose employment terminated with the Company in the first quarter of fiscal year 2008. These incremental costs were not accrued in fiscal year 2007 because these benefits had not yet been communicated to the impacted employees. Included in the total $14 million restructuring charge is $4 million of incremental defined benefit pension and post-retirement related expense for those employees who accepted early retirement packages. These costs are not included in the table summarizing restructuring costs below because they are associated with costs that are accounted for under the pension and postretirement rules. For further discussion on the incremental defined benefit pension and post-retirement related expense, see Note 14.

          When the restructuring initiative began in fiscal year 2007, the Company identified approximately 900 positions for elimination which were achieved through early retirement packages offered to employees, voluntary separation and involuntary separation, as necessary. As of April 25, 2008, the initiatives begun in the fourth quarter of fiscal year 2007 were substantially complete.

Medtronic, Inc.
Notes to Consolidated Financial Statements

           A summary of the activity related to the fiscal year 2007 initiative is presented below:

	Fiscal Year 2007 Initiative
(in millions)	Employee Termination Costs	Asset Write-downs	Total
Balance April 28, 2006	$—	$—	$—
Restructuring charges	28	8	36
Payments/write-downs	(5)	(8)	(13)
Balance April 27, 2007	$23	$—	$23
Restructuring charges	10	—	10
Payments	(33)	—	(33)
Balance April 25, 2008	$—	$—	$—

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

Fiscal Year 2009

CoreValve, Inc.

          In April 2009, the Company acquired privately held CoreValve Inc. (CoreValve). Under the terms of the agreement announced in February 2009, the transaction included an initial up-front payment, including direct acquisition costs, of $700 million plus potential additional payments contingent upon achievement of certain clinical and revenue milestones. CoreValve develops percutaneous, catheter-based transfemoral aortic valve replacement products that are approved in certain markets outside the U.S.

          The Company has accounted for the acquisition of CoreValve as a business combination. Under business combination accounting, the assets and liabilities of CoreValve were recorded as of the acquisition date, at their respective fair values, and consolidated with the Company. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The preliminary purchase price has been allocated as follows:

(in millions)
Current assets	$20
Property, plant and equipment	7
IPR&D	123
Other intangible assets	291
Goodwill	433
Total assets acquired	874

Current liabilities	66
Long-term deferred tax liabilities	108
Total liabilities assumed	174
Net assets acquired	$700

Medtronic, Inc.
Notes to Consolidated Financial Statements

          In connection with the acquisition of CoreValve, the Company acquired $291 million of technology-based intangible assets with an estimated useful life of 12 years. Also as part of the acquisition, the Company recognized, in total, $123 million and $433 million for IPR&D and goodwill, respectively. The IPR&D was expensed on the date of acquisition and primarily relates to the future launch of CoreValve’s catheter-based transfemoral aortic valve into the U.S. market. For purposes of valuing the acquired IPR&D, the Company estimated total costs to complete of approximately $80 million. The establishment of goodwill was primarily due to the expected revenue growth that is attributable to increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

          In conjunction with the acquisition, the Company began to assess and formulate a plan for the elimination of duplicative positions and the termination of certain contractual obligations. The purchase accounting liabilities recorded in connection with these activities were approximately $39 million and are included as current liabilities in the purchase price allocation. The Company continues to assess these liabilities and until the plan is finalized and the integration activities are complete, the allocation of the purchase price is subject to adjustment.

Ablation Frontiers, Inc.

          In February 2009, the Company acquired privately held Ablation Frontiers, Inc. (Ablation Frontiers). Under the terms of the agreement announced in January 2009, the transaction included an initial up-front payment of $225 million plus potential additional payments contingent upon achievement of certain clinical and revenue milestones. Total consideration for the transaction was approximately $235 million including the assumption and settlement of existing Ablation Frontiers debt and payment of direct acquisition costs. Ablation Frontiers develops radiofrequency (RF) ablation solutions for treatment of atrial fibrillation. Ablation Frontiers’ system of ablation catheters and RF generator is currently approved in certain markets outside the U.S.

          The Company has accounted for the acquisition of Ablation Frontiers as a business combination. Under business combination accounting, the assets and liabilities of Ablation Frontiers were recorded as of the acquisition date, at their respective fair values, and consolidated with the Company. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The purchase price has been allocated as follows:

(in millions)
Current assets	$7
Property, plant and equipment	1
IPR&D	97
Other intangible assets	63
Goodwill	109
Total assets acquired	277

Current liabilities	19
Long-term deferred tax liabilities	23
Total liabilities assumed	42
Net assets acquired	$235

          In connection with the acquisition of Ablation Frontiers, the Company acquired $63 million of technology-based intangible assets with an estimated useful life of 11 years. Also as part of the acquisition, the Company recognized, in total, $97 million and $109 million for IPR&D and goodwill, respectively. The IPR&D was expensed on the date of acquisition and primarily relates to the future launch of Ablation Frontiers’ system of ablation catheters and RF generator into the U.S. market. For purposes of valuing the acquired IPR&D, the Company estimated total costs to complete of approximately $3 million. The establishment of goodwill was primarily due to the expected revenue growth that is attributable to increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

Medtronic, Inc.
Notes to Consolidated Financial Statements

CryoCath Technologies Inc.

          In November 2008, the Company acquired all of the outstanding stock of CryoCath Technologies Inc. (CryoCath). Under the terms of the agreement announced in September 2008, CryoCath shareholders received $8.75 Canadian dollars per share in cash for each share of CryoCath common stock that they owned. Total consideration for the transaction, net of cash acquired, was approximately $352 million U.S. dollars including the purchase of outstanding CryoCath common stock, the assumption and settlement of existing CryoCath debt and payment of direct acquisition costs. CryoCath develops cryotherapy products to treat cardiac arrhythmias. CryoCath’s Arctic Front product is a minimally invasive cryo-balloon catheter designed specifically to treat atrial fibrillation and is currently approved in certain markets outside the U.S.

          The Company has accounted for the acquisition of CryoCath as a business combination. Under business combination accounting, the assets and liabilities of CryoCath were recorded as of the acquisition date, at their respective fair values, and consolidated with the Company. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The purchase price has been allocated as follows:

(in millions)
Current assets	$24
Property, plant and equipment	2
IPR&D	72
Other intangible assets	57
Goodwill	179
Long-term deferred tax assets	61
Total assets acquired	395

Current liabilities	25
Long-term deferred tax liabilities	15
Total liabilities assumed	40
Net assets acquired	$355

          In connection with the acquisition of CryoCath, the Company acquired $57 million of technology-based intangible assets with an estimated useful life of 11 years. Also as part of the acquisition, the Company recognized $72 million and $179 million for IPR&D and goodwill, respectively. The IPR&D was expensed on the date of acquisition and primarily relates to the future launch of Arctic Front into the U.S. market. For purposes of valuing the acquired IPR&D, the Company estimated total costs to complete of approximately $3 million. The establishment of goodwill was primarily due to the expected revenue growth that is attributable to increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

Restore Medical Acquisition

          In July 2008, the Company acquired Restore Medical, Inc. (Restore). Restore’s Pillar Palatal Implant System provides the Company with a minimally invasive, implantable medical device used to treat the soft palate component of sleep breathing disorders, including mild to moderate obstructive sleep apnea and snoring. The Company accounted for the acquisition as a business combination. Restore shareholders received $1.60 per share in cash for each share of Restore common stock they owned. Total consideration for the transaction, net of cash acquired, was approximately $29 million. In connection with the acquisition of Restore, the Company acquired $17 million of technology-based intangible assets with an estimated useful life of 10 years, $8 million of net tangible assets and $5 million of goodwill. The goodwill is not deductible for tax purposes.

          The pro forma impact of the above acquisitions was not significant, individually or in the aggregate, to the results of the Company for the fiscal years ended April 24, 2009 and April 25, 2008. The results of operations related to each company have been included in the Company’s consolidated statements of earnings since the date each company was acquired.

Other Acquisitions and IPR&D Charges

          In February 2009, the Company recorded an IPR&D charge of $307 million related to the acquisition of privately held Ventor Technologies Ltd. (Ventor), a development stage company focused on transcatheter heart valve technologies for the treatment of aortic valve disease. This acquisition adds two technologies to the Company’s transcatheter valve portfolio: a minimally invasive, surgical transapical technology and a next generation percutaneous, transfemoral technology. Total consideration for the transaction, net of cash acquired, was approximately $308 million. Of the $308 million, $307 million was expensed as IPR&D since technological feasibility of the underlying project had not yet been reached and such technology has no future alternative use and $1 million related to other net assets acquired.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          During the second and fourth quarters of fiscal year 2009, the Company recorded IPR&D charges of $22 million related to the purchase of certain intellectual property for use in the Spinal and Diabetes businesses. These payments were expensed as IPR&D since technological feasibility of the underlying product had not yet been reached and such technology has no future alternative use.

Fiscal Year 2008

Kyphon Acquisition

          In November 2007, the Company acquired Kyphon Inc. (Kyphon) and it became a wholly owned subsidiary of the Company. Kyphon develops and markets medical devices designed to restore and preserve spinal function using minimally invasive technology. Kyphon’s primary products are used in balloon kyphoplasty for the treatment of spinal compression fractures caused by osteoporosis or cancer, and in the interspinous process decompression procedure for treating the symptoms of lumbar spinal stenosis. It is expected that the acquisition of Kyphon will add to the growth of the Company’s existing Spinal business by extending its product offerings and enabling the Company to provide physicians with a broader range of therapies for use at all stages of the care continuum.

          Under the terms of the agreement announced in July 2007, Kyphon shareholders received $71 per share in cash for each share of Kyphon common stock they owned. Total consideration for the transaction was approximately $4.203 billion, which includes payments to Kyphon shareholders for the cancellation of outstanding shares, the assumption and settlement of existing Kyphon debt and payment of direct acquisition costs. Total debt assumed relates to Kyphon’s obligations under existing credit and term loan facilities and outstanding senior convertible notes. In addition, the total consideration includes the proceeds of unwinding the related convertible note hedges and cancellation and payment of the warrants to the hedge participants that were originally issued by Kyphon in February 2007. The transaction was financed through a combination of approximately $3.303 billion cash on hand, the issuance of $600 million short-term commercial paper and borrowing $300 million through a new long-term unsecured revolving credit facility.

          The Company has accounted for the acquisition of Kyphon as a business combination. Under business combination accounting, the assets and liabilities of Kyphon were recorded as of the acquisition date, at their respective fair values, and consolidated with the Company. The breakdown of the purchase price of Kyphon is as follows:

(in millions)
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

          The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The purchase price has been allocated as follows:

(in millions)
Current assets	$379
Property, plant and equipment	39
IPR&D	290
Other intangible assets	996
Goodwill	3,148
Other long-term assets	10
Total assets acquired	4,862

Current liabilities	344
Deferred tax liabilities	282
Other long-term liabilities	33
Total liabilities assumed	659
Net assets acquired	$4,203

Medtronic, Inc.
Notes to Consolidated Financial Statements

          In connection with the acquisition, the Company acquired $996 million of intangible assets that had a weighted average useful life of approximately 10.5 years. The intangible assets include $887 million of technology-based assets and $109 million of tradenames with weighted average lives of 10.5 years and 11 years, respectively. Also as part of the acquisition, the Company recognized, in total, $290 million and $3.148 billion for IPR&D and goodwill, respectively. The IPR&D was expensed on the date of acquisition. Various factors contributed to the establishment of goodwill, including: the benefit of adding existing products of the Company to the portfolio of products already sold by Kyphon sales representatives; the value of Kyphon’s highly trained assembled workforce; and the expected revenue growth that is attributable to expanded indications and increased market penetration from future products and customers. The goodwill is not deductible for tax purposes.

          The $290 million IPR&D charge primarily relates to three projects: 1) future launch of the balloon kyphoplasty (kyphoplasty) procedure into the Japanese market, 2) future launch of the Aperius product into the U.S. market and 3) the development of the next generation kyphoplasty balloon technology. Kyphoplasty is Kyphon’s minimally invasive approach to treat spinal fractures including vertebral compression fractures due to osteoporosis and cancer. Aperius is Kyphon’s internally developed interspinous spacing device which provides a minimally invasive approach to treat lumbar spinal stenosis. For purposes of valuing the acquired IPR&D, the Company estimated total costs to complete of approximately $19 million.

          As required, the Company recognized a $34 million fair value adjustment related to inventory acquired from Kyphon. Inventory fair value is defined as the estimated selling price less the sum of (a) cost to complete (b) direct costs to sell and (c) a reasonable profit allowance for the selling effort. The $34 million fair value adjustment was fully expensed through cost of products sold during the third quarter of fiscal year 2008, which reflects the estimated period over which the acquired inventory was sold to customers.

          In connection with the acquisition, the Company began to assess and formulate a plan for the elimination of duplicative positions, employee relocations, the exit of certain facilities and the termination of certain contractual obligations. The purchase accounting liabilities recorded in connection with these activities were approximately $68 million and included approximately $48 million for termination benefits and employee relocation and approximately $20 million of estimated costs to cancel contractual obligations. During the fourth quarter of fiscal year 2009, the Company reversed $15 million of the purchase accounting liabilities due to a favorable outcome in negotiating the termination of contractual obligations. The reversal of these liabilities was recorded as a reduction of goodwill. As of April 24, 2009, the purchase accounting liabilities related to the activities noted above have been fully utilized.

          The Company’s consolidated financial statements include Kyphon’s operating results from the date of acquisition, November 2, 2007. The following unaudited pro forma information sets forth the combined results of Medtronic’s and Kyphon’s operations for fiscal years 2008 and 2007, as if the acquisition had occurred at the beginning of each of the periods presented. The unaudited pro forma results of operations for the fiscal year ended April 25, 2008 is comprised of (i) Kyphon’s historical financial information for the six months ended September 30, 2007, (ii) Medtronic’s pre-Kyphon historical financial information for the six months ended October 27, 2007 and (iii) Medtronic’s post-Kyphon historical financial information for the six month period that includes the three months ended January 25, 2008 and the three months ended April 25, 2008. The unaudited pro forma results of operations for the fiscal year ended April 27, 2007 includes the results of Medtronic’s fiscal year 2007 historical financial information and the operations for Kyphon for the twelve month period ended March 31, 2007.

          The pro forma information gives effect to actual operating results prior to the acquisition, adjusted to reflect, among other things, reduced interest income, additional intangible asset amortization and interest expense that would have resulted from the change in the accounting basis of certain assets and liabilities due to the acquisition. Pro forma adjustments are tax-effected at the Company’s statutory tax rate. No effect has been given to cost reductions or operating synergies in this presentation. These pro forma amounts are not necessarily indicative of the results that would have been obtained if the acquisition had occurred as of the beginning of the periods presented or that may occur in the future, and does not reflect future synergies, integration costs or other such costs or savings. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only.

	Fiscal Year
(in millions, except per share data)	2008	2007
Net sales	$13,804	$12,744
Net earnings	$2,093	$2,321

Earnings per share:
Basic	$1.85	$2.02
Diluted	$1.83	$2.00

Medtronic, Inc.
Notes to Consolidated Financial Statements

          The unaudited pro forma financial information for fiscal years 2008 and 2007 include a $290 million IPR&D charge and a $34 million increase in cost of products sold related to the step-up to fair value of inventory acquired, both of which are non-recurring.

Other Acquisitions and IPR&D Charges

          In April 2008, the Company recorded an IPR&D charge of $42 million related to the acquisition of NDI Medical (NDI), a development stage company focused on commercially developing technology to stimulate the dorsal genital nerve as a means to treat urinary incontinence. Total consideration for NDI was approximately $42 million which included $39 million in cash and the forgiveness of $3 million of pre-existing loans provided to NDI. The acquisition will provide the Company with exclusive rights to develop and use NDI’s technology in the treatment of urinary urge incontinence. This payment was expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology has no future alternative use.

          In November 2007, the Company recorded an IPR&D charge of $20 million related to the acquisition of Setagon, Inc. (Setagon), a development stage company focused on commercially developing metallic nanoporous surface modification technology. The acquisition will provide the Company with exclusive rights to use and develop Setagon’s Controllable Elution Systems technology in the treatment of cardiovascular disease. Total consideration for Setagon was approximately $20 million in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones. This payment was expensed as IPR&D since technological feasibility of the underlying project had not yet been reached and such technology has no future alternative use.

          In June 2007, the Company exercised a purchase option and acquired substantially all of the O-Arm Imaging System (O-Arm) assets of Breakaway Imaging, LLC (Breakaway), a privately held company. Prior to the acquisition, the Company had the exclusive rights to distribute and market the O-Arm. The O-Arm provides multi-dimensional surgical imaging for use in spinal and orthopedic surgical procedures. The acquisition is expected to bring the O-Arm into a broad portfolio of image guided surgical solutions. Total consideration for Breakaway was approximately $26 million in cash, subject to purchase price increases, which would be triggered by the achievement of certain milestones.

          In connection with the acquisition of Breakaway, the Company acquired $22 million of technology-based intangible assets that had an estimated useful life of 15 years at the time of acquisition, $1 million of tangible assets and $3 million of goodwill. The goodwill is deductible for tax purposes. The pro forma impact of the acquisition of Breakaway was not significant to the results of the Company for the fiscal years 2008 and 2007.

          Additionally, during fiscal year 2008, the Company recorded IPR&D charges of $25 million related to a milestone payment under the existing terms of a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. and $13 million for unrelated purchases of certain intellectual property. These payments were expensed as IPR&D since technological feasibility of the underlying projects had not yet been reached and such technology has no future alternative use.

Fiscal Year 2007

          In March 2007, the Company acquired manufacturing assets, know-how, and an exclusive license to intellectual property related to the manufacture and distribution of EndoSheath products from Vision–Sciences, Inc. (VSI), which was accounted for as a purchase of assets. The license acquired from VSI expanded the Company’s existing U.S. distribution rights of EndoSheath products to worldwide distribution rights. The EndoSheath is a sterile disposable sheath that fits over a fiberoptic endoscope preventing contamination of the scope during procedures and allowing reuse of the scope without further sterilization. The consideration paid was $27 million in cash which was primarily allocated to technology-based intangible assets with an estimated useful life of 10 years at the time of acquisition. The purchase price is subject to increases triggered by the achievement of certain milestones.

          In September 2006, the Company acquired and/or licensed selected patents and patent applications owned by Dr. Eckhard Alt (Dr. Alt), or certain of his controlled companies in a series of transactions. In connection therewith, the Company also resolved all outstanding litigation and disputes with Dr. Alt and certain of his controlled companies. The agreements required the payment of total consideration of $75 million, $74 million of which was capitalized as technology based intangible assets that had an estimated useful life of 11 years at the time of acquisition. The acquired patents or licenses pertain to the cardiac rhythm disease management field and have both current application and potential for future patentable commercial products.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          In July 2006, the Company acquired substantially all of the assets of Odin Medical Technologies, Ltd. (Odin), a privately held company. Prior to the acquisition, the Company had an equity investment in Odin, which was accounted for under the cost method of accounting. Odin focused on the manufacture of the PoleStar intra-operative Magnetic Resonance Image (iMRI)-Guidance System which was already exclusively distributed by the Company. This acquisition was expected to help the Company further drive the acceptance of iMRI guidance in neurosurgery. The consideration for Odin was approximately $21 million, which included $6 million in upfront cash and a $2 million milestone payment made in the three months ended October 27, 2006. The $8 million in net cash paid resulted from the $21 million in consideration less the value of the Company’s prior investment in Odin and Odin’s existing cash balance. In connection with the acquisition of Odin, the Company acquired $9 million of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition. Total goodwill was $12 million and was deductible for tax purposes. The results of operations related to Odin have been included in the Company’s consolidated statements of earnings since the date of the acquisition. The pro forma impact of Odin was not significant to the results of the Company for the fiscal year ended April 27, 2007.

Contingent Consideration

          Certain of the Company’s business combinations or purchases of intellectual property involve the potential for the payment of future contingent consideration upon the achievement of certain product development milestones and/or various other favorable operating conditions. While it is not certain if and/or when these payments will be made, the Company has developed an estimate of the potential contingent consideration for each of its acquisitions with an outstanding potential obligation. At April 24, 2009, the estimated potential amount of future contingent consideration that the Company is expected to make associated with all business combinations or purchases of intellectual property is approximately $397 million. The milestones associated with the contingent consideration must be reached in future periods ranging from fiscal years 2010 to 2016 in order for the consideration to be paid.

5.	Investments

          The carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

          Information regarding the Company’s short-term and long-term investments at April 24, 2009 is as follows:

(in millions)	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities	$817	$8	$(20)	$805
Auction rate securities	199	—	(80)	119
Mortgage backed securities	789	9	(52)	746
Government and agency securities	693	5	(1)	697
Certificates of deposit	2	—	—	2
Other asset backed securities	297	3	(22)	278
Marketable equity securities	12	—	—	12
Cost method, equity method and other investments (1)	515	—	—	515
Total short-term and long-term investments	$3,324	$25	$(175)	$3,174

(1) Includes $221 million for the 15 percent equity interest in Shandong Weigao Group Medical Polymer Company Limited (Weigao), which was acquired on December 18, 2008. The cash paid for the investment was included in other investing activities, net on the consolidated statement of cash flows.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          Information regarding the Company’s short-term and long-term investments at April 25, 2008 is as follows:

(in millions)	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities	$942	$2	$(15)	$929
Auction rate securities	198	—	(22)	176
Mortgage backed securities	693	3	(17)	679
Government and agency securities	478	1	(3)	476
Other asset backed securities	382	1	(12)	371
Marketable equity securities	14	—	(1)	13
Cost method, equity method and other investments	231	—	—	231
Total short-term and long-term investments	$2,938	$7	$(70)	$2,875

          Activity related to the Company’s short-term and long-term investment portfolio is as follows:

	Fiscal Year
	2009		2008		2007
(in millions)	Debt (1)	Equity (2)	Debt (1)	Equity (2)	Debt (1)	Equity (2)
Proceeds from sales	$2,845	$—	$8,531	$26	$10,870	$24
Gross realized gains	$35	$—	$31	$16	$3	$16
Gross realized losses	$(8)	$—	$(5)	$—	$(1)	$—
Impairment losses recognized	$38	$4	$3	$4	$—	$26

(1)	Includes available-for-sale (AFS) debt securities.
(2)	Includes marketable equity securities, cost method, equity method and other investments.

          The April 24, 2009 balance of AFS debt securities by contractual maturity is shown in the following table. Within the table, maturities of mortgage-backed securities have been allocated based upon timing of estimated cash flows, assuming no change in the current interest rate environment. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(in millions)	April 24, 2009
Due in one year or less	$732
Due after one year through five years	1,724
Due after five years through ten years	50
Due after ten years	141
Total debt securities	$2,647

          As of April 24, 2009, the Company has $421 million in debt securities that have been in an unrealized loss position for more than twelve months. The aggregate amount of unrealized losses for these investments is $154 million. As of April 24, 2009, the Company has $682 million in debt securities that have been in an unrealized loss position for less than twelve months. The aggregate amount of unrealized losses for these investments is $21 million. The majority of these investments are in high quality, investment grade securities. The Company does not consider these unrealized losses to be other-than-temporary as it has the intent and ability to hold these investments long enough to avoid realizing any significant losses.

          The investments in marketable debt securities detailed above are classified and accounted for as available-for-sale and include corporate debt securities, government and agency securities, certificates of deposit and mortgage backed and other asset backed securities including auction rate securities. Market conditions during fiscal year 2009 and subsequent to the Company’s fiscal year end continue to indicate significant uncertainty on the part of investors on the economic outlook for the U.S. and for financial institutions. This uncertainty has created reduced liquidity across the fixed income investment market, including certain securities in which the Company has invested. As a result, some of the Company’s investments have experienced reduced liquidity including unsuccessful monthly auctions for auction rate security holdings.

          For the fiscal year ended April 24, 2009, the Company recognized other-than-temporary impairment losses on AFS debt securities of $38 million. Based on the Company’s assessment of the credit quality of the underlying collateral and credit support available to each of the remaining securities in which invested, the Company believes it has recorded all necessary other-than-temporary impairments as the Company has the ability and the intent to hold these investments long enough to avoid realizing any further losses. For additional discussion, see the “Liquidity and Capital Resources” section of management’s discussion and analysis.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          As of April 24, 2009 and April 25, 2008, the aggregate carrying amount of equity and other securities without a quoted market price and accounted for using the cost or equity method was $515 million and $231 million, respectively. The total carrying value of these investments is reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company’s investment may not be recoverable. The fair value of cost or equity method investments is not estimated if there are no identified events or changes in circumstances that may have a material adverse effect on the fair value of the investment.

          Gains and losses recognized on debt instruments are recorded in interest expense/(income), net in the consolidated statements of earnings. Gains and losses recognized on equity instruments are recorded in other expense, net in the consolidated statements of earnings. Gains and losses from the sale of investments are calculated based on the specific identification method.

          The Company historically lent certain fixed income securities to enhance its investment income. Those lending activities were indemnified against counterparty risk and collateralized at an average rate of 102 percent, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 25, 2008 was $610 million. Due to the Company’s concerns about the liquidity condition in the fixed income markets, the Company suspended its securities lending program in the second quarter of fiscal year 2009.

6.	Fair Value Measurements

          As discussed in Note 1, the Company adopted SFAS No. 157 effective April 26, 2008, with respect to fair value measurements of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities. SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements.

          Under SFAS No. 157, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. SFAS No. 157 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:

•

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities. The Company’s Level 1 assets include money market funds, treasury bonds, marketable equity securities and foreign currency hedges that are valued using quoted market prices.

•

Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. The Company’s Level 2 assets and liabilities primarily include government agency bonds, corporate debt securities, asset backed securities and certain mortgage backed securities whose value is determined using inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

•

Level 3 - Inputs are unobservable inputs for the asset or liability. The Company’s Level 3 assets include certain corporate debt securities, auction rate securities, certain mortgage backed securities and certain asset backed securities. See the section below titled Level 3 Valuation Techniques for further discussion of how the Company determines fair value for investments classified as Level 3.

          Assets and Liabilities That Are Measured at Fair Value on a Recurring Basis

          For the Company, effective April 26, 2008, fair value under SFAS No. 157 is principally applied to financial assets and liabilities such as marketable equity securities and debt securities that are classified and accounted for as available-for-sale, and derivative instruments. Derivatives include cash flow hedges, freestanding derivative forward contracts and net investment hedges. These items were previously and will continue to be marked-to-market at each reporting period; however, the definition of fair value is now applied using SFAS No. 157. The information in the following paragraphs and tables primarily addresses matters relative to these financial assets and liabilities. Separately, there were no material fair value measurements with respect to nonfinancial assets or liabilities that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis subsequent to the effective date of SFAS No. 157.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          The following table provides information by level for assets and liabilities that are measured at fair value, as defined by SFAS No. 157, on a recurring basis.

	Fair Value at April 24, 2009	Fair Value Measurements Using Inputs Considered as

(in millions)		Level 1	Level 2	Level 3
Assets:
Corporate debt securities	$805	$8	$771	$26
Auction rate securities	119	—	—	119
Mortgage backed securities	746	—	709	37
Government and agency securities	697	174	523	—
Certificates of deposit	2	—	2	—
Other asset backed securities	278	—	255	23
Marketable equity securities	12	12	—	—
Derivative assets	436	436	—	—
Total assets	$3,095	$630	$2,260	$205

Liabilities:
Derivative liabilities	$31	$31	$—	$—
Total liabilities	$31	$31	$—	$—

Level 3 Valuation Techniques

          Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. Level 3 investment securities primarily include certain corporate debt securities, auction rate securities, certain mortgage backed securities and certain asset backed securities for which there was a decrease in the observability of market pricing for these investments. At April 24, 2009, these securities were valued primarily using broker pricing models that incorporate transaction details such as contractual terms, maturity, timing and amount of future cash flows, as well as assumptions about liquidity and credit valuation adjustments of marketplace participants at April 24, 2009.

          The following table provides a reconciliation of the beginning and ending balances of items measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3).

(in millions)

Balance at April 26, 2008	$448
Total realized losses and other-than-temporary impairment losses included in earnings	(38)

Total unrealized losses included in other comprehensive income	(84)

Net purchases, issuances, and settlements	(209)
Net transfers in (out) of Level 3	88
Balance at April 24, 2009	$205

          Realized gains or losses included in earnings are included in interest expense/(income), net in the consolidated statement of earnings.

Assets and Liabilities That Are Measured at Fair Value on a Nonrecurring Basis

          The Company had no financial assets or liabilities that are measured on a nonrecurring basis subsequent to their initial recognition during fiscal year 2009.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          The aspects of SFAS No. 157 for which the effective date was deferred under FSP No. 157-2 until fiscal year 2010 relate to nonfinancial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis. This deferral applies to such items as nonfinancial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) or nonfinancial long-lived asset groups measured at fair value for an impairment assessment.

7.       Goodwill and Other Intangible Assets

          The changes in the carrying amount of goodwill for fiscal years 2009 and 2008 are as follows:

	Fiscal Year
(in millions)	2009	2008
Beginning balance	$7,519	$4,327
Goodwill as a result of acquisitions	731	3,178
Purchase accounting adjustments, net	(40)	(10)
Currency adjustment, net	(15)	24
Ending balance	$8,195	$7,519

          The Company completed its impairment test of all goodwill for fiscal years ended April 24, 2009, April 25, 2008 and April 27, 2007 and concluded there were no impairments.

          Balances of acquired intangible assets, excluding goodwill, are as follows:

(in millions)	Purchased Technology and Patents	Trademarks and Tradenames	Other	Total
Amortizable intangible assets as of April 24, 2009:
Original cost	$3,057	$373	$238	$3,668
Accumulated amortization	(801)	(217)	(173)	(1,191)
Carrying value	$2,256	$156	$65	$2,477

Weighted average original life (in years)	12.5	10.3	9.4

Amortizable intangible assets as of April 25, 2008:
Original cost	$2,538	$373	$244	$3,155
Accumulated amortization	(616)	(181)	(165)	(962)
Carrying value	$1,922	$192	$79	$2,193

Weighted average original life (in years)	12.9	10.3	9.7

          Amortization expense for fiscal years 2009, 2008 and 2007 was $281 million, $220 million and $182 million, respectively.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets is as follows:

(in millions) Fiscal Year	Amortization Expense
2010	$302
2011	293
2012	265
2013	250
2014	242
Thereafter	1,125
$2,477

8.       Financing Arrangements

          Debt consisted of the following:

		April 24, 2009		April 25, 2008
(in millions)	Maturity by Fiscal Year	Payable	Average Interest Rate	Payable	Average Interest Rate
Short-Term Borrowings:
Contingent convertible debentures	2010-2022	$—	—	$94	1.25%
Bank borrowings	2010	123	0.92%	175	0.87%
Commercial paper	2010	385	0.44%	874	2.42%
Capital lease obligations	2010	14	5.29%	11	5.33%
Total Short-Term Borrowings		$522		$1,154

Long-Term Debt:
Contingent convertible debentures	2011-2022	$15	1.25%	$—	—
Five-year senior convertible notes	2011	2,200	1.50%	2,200	1.50%
Five-year senior notes	2011	400	4.38%	400	4.38%
New credit agreement	2011	—	—	300	2.90%
Seven-year senior convertible notes	2013	2,200	1.63%	2,200	1.63%
Five-year new senior notes	2014	550	4.50%	—	—
Ten-year senior notes	2016	600	4.75%	600	4.75%
Ten-year new senior notes	2019	400	5.60%	—	—
Thirty-year new senior notes	2039	300	6.50%	—	—
Interest rate swaps	2011/2016	—	—	35	2.04%
Gain from interest rate swap termination	N/A	54	—	—	—
Capital lease obligations	2010-2014	53	5.38%	67	5.37%
Total Long-Term Debt		$6,772		$5,802

          Senior Convertible Notes In April 2006, the Company issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013 (collectively, the Senior Convertible Notes). The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year. The Senior Convertible Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes had an initial conversion price of $56.14 per share. The Senior Convertible Notes may only be converted: (i) during any calendar quarter if the closing price of the Company’s common stock reaches 140 percent of the conversion price for 20 trading days during a specified period, or (ii) if specified distributions to holders of the Company’s common stock are made or specified corporate transactions occur, or (iii) during the last month prior to maturity of the applicable notes. Upon conversion, a holder would receive: (i) cash equal to the lesser of the principal amount of the note or the conversion value and (ii) to the extent the conversion value exceeds the principal amount of the note, shares of the Company’s common stock, cash or a combination of common stock and cash, at the Company’s option. In addition, upon a change in control, as defined in the applicable indentures, the holders may require the Company to purchase for cash all or a portion of their notes for 100 percent of the principal amount of the notes plus accrued and unpaid interest, if any, plus a number of additional make-whole shares of the Company’s common stock, as set forth in the applicable indenture. The indentures under which the Senior Convertible Notes were issued contain customary covenants. A total of $2.500 billion of the net proceeds from these note issuances were used to repurchase common stock. As of April 24, 2009, pursuant to provisions in the indentures relating to the Company’s increase of its quarterly dividend to shareholders, the conversion rates for each of the Senior Convertible Notes is now 18.0474, which correspondingly changed the conversion price per share for each of the Senior Convertible Notes to $55.41.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          Under EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF No. 00-19), the notes are accounted for similar to traditional convertible debt (that is, as a combined instrument) because the conversion spread meets the requirements of EITF No. 00-19, including the provisions contained in paragraphs 12–32 of EITF No. 00-19. Accordingly, the “conversion spread” is not separated as a derivative.

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

          In separate transactions, the Company sold warrants to issue shares of the Company’s common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41 million shares of the Company’s common stock may be settled over a specified period beginning in July 2011 and warrants for 41 million shares of the Company’s common stock may be settled over a specified period beginning in July 2013 (the “settlement dates”). If the average price of the Company’s common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of the Company’s common stock. Proceeds received from the issuance of the warrants totaled approximately $517 million and were recorded as an addition to shareholders’ equity. In April 2009, certain of the holders requested adjustment to the exercise price of the warrants from $76.30 to $75.56 pursuant to the anti-dilution provisions of the warrants relating to the Company’s payment of dividends to common shareholders.

          EITF No. 00-19 provides that contracts are initially classified as equity if (1) the contract requires physical settlement or net-share settlement, or (2) the contract gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The settlement terms of the Company’s purchased call options and sold warrant contracts provide for net cash settlement for the particular contract or net share settlement, depending on the method of settlement, as discussed above, which is at the option of the Company. Based on the guidance from EITF No. 00-19 and SFAS No. 133, the purchased call option contracts were recorded as a reduction of equity and the warrants were recorded as an addition to equity as of the trade date. SFAS No. 133 states that a reporting entity shall not consider contracts to be derivative instruments if the contract issued or held by the reporting entity is both indexed to its own stock and classified in shareholders’ equity in its statement of financial position. The Company concluded the purchased call option contracts and the warrant contracts should be accounted for in shareholders’ equity.

          Senior Notes In March 2009, the Company issued three tranches of Senior Notes (New Senior Notes) with the aggregate face value of $1.250 billion. The first tranche consisted of $550 million of 4.500 percent Senior Notes due 2014, the second tranche consisted of $400 million of 5.600 percent Senior Notes due 2019 and the third tranche consisted of $300 million of 6.500 percent Senior Notes due 2039. The first tranche was issued at par, the second tranche was issued at a discount which resulted in an effective interest rate of 5.609 percent and the third tranche was issued at a discount which resulted in an effective interest rate of 6.519 percent. Interest on each series of New Senior Notes is payable semi-annually, on March 15 and September 15 of each year, commencing September 15, 2009. The New Senior Notes are unsecured senior obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indentures under which the New Senior Notes were issued contain customary covenants. The Company used the net proceeds from the sale of the New Senior Notes for repayment of a portion of its commercial paper and for general corporate uses.

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

Medtronic, Inc.
Notes to Consolidated Financial Statements

          In November 2005 and June 2007, the Company entered into a five year interest rate swap agreement with a notional amount of $200 million, and an eight year interest rate swap agreement with a notional amount of $300 million, respectively. These interest rate swap agreements were designated as fair value hedges of the changes in fair value of a portion of the Company’s fixed-rate $400 million Senior Notes due 2010 and fixed-rate $600 million Senior Notes due 2015, respectively. The outstanding market values of these swap agreements were $8 million and $27 million of unrealized gains, respectively, at April 25, 2008. The unrealized gains of $8 million and $27 million at April 25, 2008 were recorded in long-term debt with the offset recorded in other assets on the consolidated balance sheets.

          In December 2008, the Company terminated the interest rate swap agreements. At that time, the contracts were in an asset position, resulting in cash receipts of $62 million, which included $3 million of accrued interest. The gain from terminating the interest rate swap agreements increased the outstanding balance of the Senior Notes and is being amortized as a reduction of interest expense over the remaining life of the Senior Notes. The cash flows from the termination of these interest rate swap agreements have been reported as operating activities in the consolidated statement of cash flows.

          Contingent Convertible Debentures As of April 24, 2009, the Company has $15 million remaining in aggregate principal amount of 1.250 percent Contingent Convertible Debentures, Series B due 2021 (the Debentures) outstanding. Interest is payable semi-annually. Each Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Debentures are not convertible before their final maturity unless the closing price of our common stock reaches 110 percent of the conversion price for 20 trading days during a consecutive 30 trading day period. Upon conversion of the Debentures, the Company will pay holders cash equal to the lesser of the principal amount of the Debentures or their conversion value, and shares of the Company’s common stock to the extent the conversion value exceeds the principal amount of the Debentures. The Company may be required to repurchase the remaining debentures at the option of the holders in September 2011 or 2016. For put options exercised by the holders of the Debentures, the purchase price is equal to the principal amount of the applicable debenture plus any accrued and unpaid interest thereon to the repurchase date. If the put option is exercised, the Company will pay holders the repurchase price solely in cash. The Company can redeem the debentures for cash at any time.

          Commercial Paper The Company maintains a commercial paper program that allows the Company to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. At April 24, 2009 and April 25, 2008, outstanding commercial paper totaled $385 million and $874 million, respectively. During fiscal years 2009 and 2008, the weighted average original maturity of the commercial paper outstanding was approximately 50 and 35 days, respectively, and the weighted average interest rate was 1.60 percent and 4.46 percent, respectively. The issuance of commercial paper reduces the amount of credit available under our existing lines of credit.

          Bank Borrowings Bank borrowings consist primarily of borrowings from non-U.S. banks at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

          Lines of Credit The Company has existing unsecured lines of credit of approximately $2.807 billion with various banks at April 24, 2009. The existing lines of credit include a five-year $1.750 billion syndicated credit facility dated December 20, 2006 that will expire on December 20, 2011 (Credit Facility). The Credit Facility provides backup funding for the commercial paper program and may also be used for general corporate purposes. The Credit Facility provides the Company with the ability to increase its capacity by an additional $500 million at any time during the life of the five-year term of the agreement.

          On November 2, 2007, the Company entered into a new Credit Agreement (New Credit Agreement) with the Bank of Tokyo-Mitsubishi UFJ, Ltd. (New Lender). The New Credit Agreement provides for a $300 million unsecured revolving credit facility (New Facility) maturing November 2, 2010. In addition to certain initial fees, the Company is obligated to pay a commitment fee based on the total revolving commitment.

          As of April 24, 2009 and April 25, 2008, $508 million and $1.350 billion, respectively, were outstanding on all lines of credit.

          Interest rates on these borrowings are determined by a pricing matrix, based on the Company’s long-term debt ratings, assigned by Standard and Poor’s Ratings Group and Moody’s Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates.

          As of April 24, 2009, the Company has unused credit lines and commercial paper of approximately $2.799 billion.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          Maturities of long-term debt, including capital leases, for the next five fiscal years are as follows:

(in millions)
Fiscal Year	Obligation
2010	$14
2011	2,616
2012	32
2013	2,220
2014	550
Thereafter	1,300
Total long-term debt	6,732
Less: Current portion of long-term debt	14
Long-term portion of long-term debt	$6,718

9.       Derivatives and Foreign Exchange Risk Management

          In the fourth quarter of fiscal year 2009, the Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.”

          The Company uses operational and economic hedges, as well as forward exchange derivative contracts to manage the impact of foreign exchange rate changes on earnings and cash flows. In order to reduce the uncertainty of foreign exchange rate movements, the Company enters into derivative instruments, primarily forward exchange contracts, to manage its exposure related to foreign exchange rate changes. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets, liabilities, net investments and probable commitments. At inception of the forward contract, the derivative is designated as either a freestanding derivative, net investment hedge or cash flow hedge. Principal currencies hedged are the Euro and the Japanese Yen. The Company does not enter into forward exchange derivative contracts for speculative purposes. The gross notional amount of these contracts outstanding at April 24, 2009 and April 25, 2008 was $5.296 billion and $6.613 billion, respectively. The aggregate foreign currency gains/(losses) were $(53) million, $(134) million and $22 million in fiscal years 2009, 2008 and 2007, respectively. These gains/(losses) represent the net impact to the consolidated statements of earnings for the derivative instruments presented below offset by remeasurement gains/(losses) on foreign currency denominated assets and liabilities.

          The information that follows explains the various types of derivatives and financial instruments used by the Company, how and why the Company uses such instruments, how such instruments are accounted for and how such instruments impact the Company’s consolidated balance sheets and statements of earnings.

Freestanding Derivative Forward Contracts

          Freestanding derivative forward contracts are used to offset the Company’s exposure to the change in value of certain foreign currency denominated assets and liabilities. These derivatives are not designated as hedges, and, therefore, changes in the value of these forward contracts are recognized currently in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows. The gross notional amount of these contracts, not designated as hedging instruments, outstanding at April 24, 2009 was $1.162 billion.

          The amount of gains and location of the gains in the consolidated statement of earnings related to derivative instruments not designated as hedging instruments for the fiscal year ended April 24, 2009 were as follows:

(in millions)

Derivatives Not Designated as Hedging Instruments under SFAS No. 133	Location	Amount
Foreign exchange contracts	Other expense, net	$208

Net Investment Hedges

          Net investment hedges are used to hedge the long-term investment (equity) in foreign operations. For hedges that meet effectiveness requirements, the net gains/(losses) related to changes in the current rates, or spot rates, are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive (loss)/ income (AOCI) on the consolidated balance sheets. Net gains/(losses) associated with changes in forward rates of the contracts are reflected in other expense, net in the consolidated statements of earnings. Recognition in earnings of amounts previously recorded as a cumulative translation adjustment is limited to circumstances such as complete or substantially complete liquidation of the long-term investment (equity) in foreign operations. The cash flows from these contracts are reported as investing activities in the consolidated statements of cash flows. As of April 24, 2009, there were no open derivative contracts.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          The amount of gains and location of the gains in the consolidated statement of earnings and AOCI related to derivative instruments designated as net investment hedges for the fiscal year ended April 24, 2009 are presented in the table below. There were no reclassifications of the effective portion of net investment hedges out of AOCI into income for the fiscal year ended April 24, 2009.

(in millions)	Gain Recognized as Cumulative Translation within AOCI on Effective Portion of Derivative	Ineffective Portion of Gain Recognized in Income on Derivative and Amount Excluded from Effectiveness Testing

Derivatives in SFAS No. 133 Net Investment Hedging Relationships	Amount	Location	Amount
Foreign exchange contracts	$27	Other expense, net	$5

Cash Flow Hedges

          Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions, denominated in a foreign currency that will take place in the future. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. No gains or losses relating to ineffectiveness of cash flow hedges were recognized in earnings during fiscal years 2009, 2008 and 2007. No components of the hedge contracts were excluded in the measurement of hedge ineffectiveness and no hedges were derecognized or discontinued during fiscal years 2009, 2008 and 2007. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows. The gross notional amount of these contracts, designated as cash flow hedges, outstanding at April 24, 2009 was $4.134 billion and will mature within the subsequent 36-month period.

          The amount of gains/(losses) and location of the gains/(losses) in the consolidated statement of earnings and other comprehensive income (OCI) related to derivative instruments designated as cash flow hedges for the fiscal year ended April 24, 2009 are as follows:

(in millions)	Gross Gain Recognized in OCI on Effective Portion of Derivative	Effective Portion of (Loss) on Derivative Reclassified from AOCI into Income

Derivatives in SFAS No. 133 Cash Flow Hedging Relationships	Amount	Location	Amount
Foreign exchange contracts	$814	Other expense, net	$(16)
		Cost of products sold	(25)
Total	$814		$(41)

          As of April 24, 2009, the Company had a balance of $228 million in after-tax net unrealized gains associated with cash flow hedging instruments recorded in AOCI. The Company expects that $135 million of this balance will be reclassified into the consolidated statement of earnings over the next twelve months.

Fair Value Hedges

          Interest rate derivative instruments designated as fair value hedges are designed to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. As of April 24, 2009, the Company did not have any fair value hedges outstanding because, in December 2008, the Company terminated the existing interest rate swap agreements. At that time, the contracts were in an asset position, resulting in cash receipts of $62 million, which included $3 million of accrued interest. The $59 million gain from terminating the interest rate swap agreements increased the outstanding balance of the Senior Notes and is being amortized as a reduction of interest expense over the remaining life of the Senior Notes. The cash flows from the termination of these interest swap agreements are reported as operating activities in the consolidated statements of cash flows.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          During fiscal years 2009, 2008 and 2007, the Company did not have any ineffective fair value hedging instruments. In addition, the Company did not recognize any gains or losses during fiscal years 2009, 2008 and 2007 on firm commitments that no longer qualify as fair value hedges.

Balance Sheet Presentation

          The following table summarizes the location and fair value amounts of derivative instruments reported in the consolidated balance sheet as of April 24, 2009. The fair value amounts are presented on a gross basis and are segregated between derivatives that are designated and qualify as hedging instruments and those that are not, and are further segregated by type of contract within those two categories.

	Asset Derivatives		Liability Derivatives
(in millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Foreign exchange contracts	Prepaid expenses and other current assets	$249	Other accrued expenses	$27
Foreign exchange contracts	Other assets	187	Other long-term liabilities	3
Total derivatives designated as hedging instruments		$436		$30

Derivatives not designated as hedging instruments

Foreign exchange contracts	Prepaid expenses and other current assets	$—	Other accrued expenses	$1
Total derivatives not designated as hedging instruments		$—		$1

Total derivatives		$436		$31

Concentrations of Credit Risk

          Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of interest-bearing investments, forward exchange derivative contracts and trade accounts receivable.

          The Company maintains cash and cash equivalents, investments and certain other financial instruments (including forward exchange contracts) with various major financial institutions. The Company performs periodic evaluations of the relative credit standings of these financial institutions and limits the amount of credit exposure with any one institution.

          Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with national healthcare systems in many countries. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of the economies of those countries. As of April 24, 2009 and April 25, 2008, no customer represented more than 10 percent of the outstanding accounts receivable.

Medtronic, Inc.
Notes to Consolidated Financial Statements

10.	Interest Expense/(Income), net

          Interest income and interest expense for fiscal years 2009, 2008 and 2007 are as follows:

	Fiscal Year
(in millions)	2009	2008	2007
Interest income	$(188)	$(364)	$(382)
Interest expense	217	255	228
Interest expense/(income), net	$29	$(109)	$(154)

          Interest income includes interest earned on the Company’s cash and cash equivalents, short- and long-term investments and the net realized gains or losses on the sale or impairment of AFS debt securities. See Note 5 for further discussion of these items.

          Interest expense includes the expense associated with the interest that the Company pays on its outstanding borrowings, including short- and long-term instruments and the amortization of debt issuance costs.

11.	Shareholders’ Equity

          Repurchase of Common Stock In June 2007, the Company’s Board of Directors authorized the repurchase of up to 50 million shares of the Company’s stock. In addition, in April 2006, the Board of Directors made a special authorization for the repurchase of up to 50 million shares in connection with the $4.400 billion Senior Convertible Note offering (see Note 8 for further discussion). Shares are repurchased from time to time to support the Company’s stock-based compensation programs and to take advantage of favorable market conditions. The Company repurchased approximately 16.5 million and 30.7 million shares at an average price of $45.94 and $50.28, respectively, during fiscal years 2009 and 2008. As of April 24, 2009, the Company has approximately 17.8 million shares remaining under the buyback authorizations approved by the Board of Directors. The Company accounts for repurchases of common stock using the par value method and shares repurchased are cancelled.

          Shareholder Rights Plan On October 26, 2000, the Company’s Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (a “right”) for each outstanding share of common stock with a par value of $ 0 .10 per share. Each right will allow the holder to purchase 1/5000 of a share of Series A Junior Participating Preferred Stock at an exercise price of $400 per share, once the rights become exercisable. The rights are not exercisable or transferable apart from the common stock until 15 days after the public announcement that a person or group (the Acquiring Person) has acquired 15 percent or more of the Company’s common stock or 15 business days after the announcement of a tender offer which would increase the Acquiring Person’s beneficial ownership to 15 percent or more of the Company’s common stock. After any person or group has become an Acquiring Person, each right entitles the holder (other than the Acquiring Person) to purchase, at the exercise price, common stock of the Company having a market price of two times the exercise price. If the Company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase, at the exercise price, common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right.

          The Board of Directors may redeem the rights for $0.005 per right at any time before any person or group becomes an Acquiring Person. The Board may also reduce the threshold at which a person or group becomes an Acquiring Person from 15 percent to no less than 10 percent of the outstanding common stock. The rights expire on October 26, 2010.

12.	Stock Purchase and Award Plans

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

Medtronic, Inc.
Notes to Consolidated Financial Statements

          Stock Options Stock option awards are granted at exercise prices equal to the closing price of the Company’s common stock on the grant date. The majority of the Company’s stock option awards are non-qualified stock options with a 10-year life and a four-year ratable vesting term. In fiscal year 2009, the Company granted stock options under the Medtronic, Inc. 2008 Stock Award and Incentive Plan (2008 Plan), the Medtronic, Inc. 2003 Long-Term Incentive Plan (2003 Plan) and the Medtronic, Inc. 1998 Outside Directors Stock Compensation Plan (Directors Plan). The 2008 and 2003 Plans were approved by the Company’s shareholders in August 2008 and August 2003, respectively, and provide for the grant of nonqualified and incentive stock options, stock appreciation rights, restricted stock, performance awards, and other stock and cash-based awards. The Directors Plan, a stock compensation plan for outside directors, was adopted in fiscal year 1998 and replaced the provisions in the 1994 stock award plan relating to awards granted to outside directors. Upon adoption of the 2008 Plan, Medtronic no longer grants awards from any prior plan. As of April 24, 2009, there were approximately 31 million shares available for future grants under the 2008 Plan.

          Restricted Stock Awards Restricted stock and restricted stock units (collectively referred to as restricted stock awards) are granted to officers and key employees. Restricted stock awards are subject to forfeiture if employment terminates prior to the lapse of the restrictions. The Company grants restricted stock awards that typically cliff vest between three and five years. Restricted stock awards are expensed over the vesting period. The Company also grants shares of performance-based restricted stock that will cliff vest only if the Company has also achieved certain performance objectives. Performance awards are expensed over the performance period based on the probability of achieving the performance objectives. Shares of restricted stock are considered issued and outstanding shares of the Company at the grant date and have the same dividend and voting rights as other common stock. Restricted stock units are not considered issued or outstanding common stock of the Company. Dividend equivalent units are accumulated on restricted stock units during the vesting period. In fiscal year 2009, the Company granted restricted stock awards under the 2008 Plan and the 2003 Plan.

          Employee Stock Purchase Plan The Medtronic, Inc. 2005 Employee Stock Purchase Plan (ESPP) allows participating employees to purchase shares of the Company’s common stock at a discount through payroll deductions. Employees can contribute up to the lesser of 10 percent of their wages or the statutory limit under the U.S. Internal Revenue Code toward the purchase of the Company’s common stock at 85 percent of its market value at the end of the calendar quarter purchase period. Employees purchased 3 million shares at an average price of $33.05 per share in the fiscal year ended April 24, 2009. As of April 24, 2009, plan participants have had approximately $6 million withheld to purchase Company common stock at 85 percent of its market value on June 30, 2009, the last trading day before the end of the calendar quarter purchase period. At April 24, 2009, approximately 2 million shares of common stock were available for future purchase under the ESPP.

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

          The following table provides the weighted average fair value of options granted to employees and the related assumptions used in the Black-Scholes model:

	Fiscal Year
	2009	2008	2007
Weighted average fair value of options granted	$8.96	$15.29	$11.72
Assumptions used:
Expected life (years)(a)	6.05	5.42	4.83
Risk-free interest rate (b)	3.11%	4.02%	4.66%
Volatility (c)	25.64%	22.27%	19.90%
Dividend yield (d)	2.03%	1.05%	0.90%

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

Medtronic, Inc.
Notes to Consolidated Financial Statements

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

          Stock-Based Compensation Expense Upon the adoption of SFAS No. 123(R), the Company changed its method of recognition and now recognizes stock-based compensation expense based on the substantive vesting period for all new awards. As a result, compensation expense related to stock options granted prior to fiscal year 2007 is being recognized over the stated vesting term of the grant rather than being accelerated upon retirement eligibility.

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

          The following table presents the components and classification of stock-based compensation expense, for options, restricted stock awards and ESPP recognized for fiscal years 2009, 2008 and 2007:

(in millions)	2009	2008	2007
Stock options	$140	$138	$135
Restricted stock awards	82	63	35
Employee stock purchase plan	15	16	15
Total stock-based compensation expense	$237	$217	$185

Cost of products sold	$28	$24	$19
Research and development expense	58	52	39
Selling, general and administrative expense	151	141	127
Total stock-based compensation expense	$237	$217	$185

Income tax benefits	(69)	(64)	(58)

Total stock-based compensation expense, net of tax	$168	$153	$127

          In connection with the acquisition of Kyphon in November 2007, the Company assumed Kyphon’s unvested stock-based awards. These awards are amortized over 2.5 years, which was their remaining weighted average vesting period at the time of acquisition. For fiscal years 2009 and 2008, the Company recognized $21 million and $24 million, respectively, of stock-based compensation expense associated with the assumed Kyphon awards, which is included in the amounts presented above.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          Stock Options The following table summarizes all stock option activity, including activity from options assumed or issued as a result of acquisitions, during fiscal years April 24, 2009, April 25, 2008 and April 27, 2007:

	Fiscal Year
	2009		2008		2007
	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price
Beginning balance	92,444	$47.21	90,906	$46.99	88,838	$46.23
Granted	12,447	37.25	9,436	48.13	10,529	48.64
Assumed from Kyphon acquisition	—	—	3,486	27.73	—	—
Exercised	(8,046)	39.01	(9,111)	37.80	(6,089)	37.37
Canceled	(3,451)	47.59	(2,273)	50.18	(2,372)	50.22
Outstanding at year-end	93,394	$46.57	92,444	$47.21	90,906	$46.99
Exercisable at year-end	67,795	$47.78	67,741	$46.80	67,017	$45.47

          For options outstanding and exercisable at April 24, 2009, the weighted average remaining contractual life was 5.41 years and 4.20 years, respectively. The total intrinsic value, calculated as the closing stock price at year-end less the option exercise price, of options exercised during fiscal years 2009, 2008 and 2007 was $105 million, $138 million and $88 million, respectively. For options outstanding and exercisable at April 24, 2009, the total intrinsic value of in-the-money options was $7 million and $6 million, respectively. The Company issues new shares when stock option awards are exercised. Cash received from the exercise of stock options for the fiscal year ended April 24, 2009 was $305 million. The Company’s tax deductions related to the exercise of stock options for fiscal year 2009 were $33 million. Unrecognized compensation expense related to outstanding stock options as of April 24, 2009 was $200 million and is expected to be recognized over a weighted average period of 2.5 years and will be adjusted for any future changes in estimated forfeitures.

          Restricted Stock Awards The following table summarizes restricted stock award activity during fiscal years 2009, 2008 and 2007:

	Fiscal Year
	2009		2008		2007
	Awards (in thousands)	Wtd. Avg. Grant Price	Awards (in thousands)	Wtd. Avg. Grant Price	Awards (in thousands)	Wtd. Avg. Grant Price
Nonvested, beginning balance	5,789	$49.24	3,982	$50.16	2,008	$51.64
Granted	3,520	36.47	2,204	47.74	2,192	48.19
Assumed from Kyphon acquisition	—	—	402	46.88	—	—
Vested	(564)	47.42	(492)	47.60	(112)	47.57
Forfeited	(399)	51.17	(307)	49.88	(106)	51.16
Nonvested at year-end	8,346	$43.88	5,789	$49.24	3,982	$50.16

          Unrecognized compensation expense related to restricted stock awards as of April 24, 2009 was $173 million and is expected to be recognized over a weighted average period of 2.8 years and will be adjusted for any future changes in estimated forfeitures.

13.	Income Taxes

          The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes are:

	Fiscal Year
(in millions)	2009	2008	2007
U.S.	$1,138	$713	$1,579
International	1,456	2,172	1,936
Earnings before income taxes	$2,594	$2,885	$3,515

Medtronic, Inc.
Notes to Consolidated Financial Statements

The provision for income taxes consists of:

	Fiscal Year
(in millions)	2009	2008	2007
Current tax expense:
U.S.	$264	$458	$712
International	291	267	239
Total current tax expense	555	725	951
Deferred tax expense (benefit):
U.S.	4	(40)	(216)
International	(134)	(31)	(22)
Net deferred tax expense (benefit)	(130)	(71)	(238)
Total provision for income taxes	$425	$654	$713

          Deferred taxes arise because of the different treatment of transactions for financial statement accounting and income tax accounting, known as “temporary differences.” The Company records the tax effect of these temporary differences as “deferred tax assets” and “deferred tax liabilities.” Deferred tax assets generally represent items that can be used as a tax deduction or credit in a tax return in future years for which the Company has already recorded the tax benefit in the consolidated statements of earnings. The Company establishes valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. The Company has established valuation allowances for federal, state and foreign net operating losses, credit carryforwards, capital loss carryforwards and deferred tax assets which are capital in nature in the amount of $234 million and $177 million at April 24, 2009 and April 25, 2008, respectively. These carryover attributes expire at various points in time, from within a year to no expiration date. These valuation allowances would result in a reduction to the provision for income taxes in the consolidated statement of earnings, if they are ultimately not required. Deferred tax liabilities generally represent tax expense recognized in the consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on the Company’s tax return but has not yet been recognized as an expense in the consolidated statements of earnings. Deferred tax assets/(liabilities) are comprised of the following:

(in millions)	April 24, 2009	April 25, 2008
Deferred tax assets:
Inventory (intercompany profit in inventory and excess of tax over book valuation)	$315	$265
Convertible debt interest	215	254
Unrealized loss on available for sale securities and derivative financial instruments	—	186
Stock-based compensation	185	130
Accrued liabilities	143	128
Federal and state benefit on uncertain tax positions	111	112
Accrued legal reserves	156	90
Net operating loss and credit carryforwards	136	15
Pension and post-retirement benefits	76	—
Unrealized currency loss	43	6
Allowance for doubtful accounts	12	24
Unrealized loss on equity investments	15	14
Warranty reserves	7	15
Other	113	98
Total deferred tax assets (net of valuation allowance)	1,527	1,337

Deferred tax liabilities:
Intangible assets	(595)	(488)
Realized loss on derivative financial instruments	(113)	(103)
Unrealized gain on available for sale securities and derivative financial instruments	(100)	—
Accumulated depreciation	(28)	(8)
Pension and post-retirement benefits	—	(8)
Other	(21)	(27)
Total deferred tax liabilities	(857)	(634)

Deferred tax assets, net	$670	$703

Medtronic, Inc.
Notes to Consolidated Financial Statements

          The Company’s effective income tax rate varied from the U.S. Federal statutory tax rate as follows:

	Fiscal Year
	2009	2008	2007
U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
U.S. state taxes, net of Federal tax benefit	0.6	1.1	1.2
Research and development credit	(1.5)	(0.6)	(0.4)
Domestic production activities	(0.5)	(0.4)	(0.2)
International	(19.5)	(18.3)	(12.9)

Impact of special, restructuring, certain litigation and IPR&D charges	9.0	5.9	0.3
Reversal of excess tax accruals	(5.1)	—	(3.7)
Other, net	(1.6)	—	1.0

Effective tax rate	16.4%	22.7%	20.3%

          In fiscal year 2009, the Company recorded a $132 million certain tax benefit associated with the reversal of excess tax accruals in connection with the settlement of certain issues reached with the U.S. Internal Revenue Service (IRS) involving the review of the Company’s fiscal year 2005 and fiscal year 2006 domestic income tax returns, the resolution of various state audit proceedings covering fiscal years 1997 through 2007 and the completion of foreign audits covering various years. The $132 million certain tax benefit was recorded in the provision for income taxes in the consolidated statement of earnings for fiscal year 2009.

          In fiscal year 2007, the Company recorded a $129 million certain tax benefit associated with the reversal of excess tax accruals in connection with the settlement reached with the IRS involving the review of the Company’s fiscal year 2003 and fiscal year 2004 domestic income tax returns, and the resolution of competent authority issues for fiscal year 1992 through fiscal year 2000. The $129 million certain tax benefit was recorded in the provision for income taxes in the consolidated statement of earnings for fiscal year 2007.

          The Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries’ undistributed earnings as such amounts are permanently reinvested outside the U.S. At April 24, 2009 and April 25, 2008, such earnings were approximately $9.738 billion and $8.338 billion, respectively. Currently, the Company’s operations in Puerto Rico, Switzerland and Ireland have various tax incentive grants. Unless these grants are extended, they will expire between fiscal years 2010 and 2027.

          As a result of the implementation of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN No. 48), effective April 28, 2007, the Company recognized a $1 million decrease in its existing liabilities for uncertain tax positions which has been recorded as an increase to the opening balance of retained earnings for fiscal year 2008. The Company had $431 million and $455 million of gross unrecognized tax benefits as of April 24, 2009 and April 25, 2008, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal years 2009 and 2008 is as follows:

	Fiscal Years
(in millions)	2009	2008
Gross unrecognized tax benefits at beginning of fiscal year	$455	$408
Gross increases:
Prior year tax positions	3	21
Current year tax positions	106	51
Gross decreases:
Prior year tax positions	(116)	(23)
Settlements	(15)	(2)
Statute of limitation lapses	(2)	—
Gross unrecognized tax benefits at end of fiscal year	$431	$455

Medtronic, Inc.
Notes to Consolidated Financial Statements

          If all of the Company’s unrecognized tax benefits as of April 24, 2009 and April 25, 2008 were recognized, $360 million and $370 million would impact the Company’s effective tax rate, respectively. Although the Company believes that it has adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on the Company’s effective tax rate in future periods. The Company has recorded the FIN No. 48 liability as a long-term liability, as it does not expect significant payments to occur or the total amount of unrecognized tax benefits to change significantly over the next 12 months. Prior to the adoption of FIN No. 48, the Company classified uncertain tax positions in current accrued income taxes on the consolidated balance sheet.

          The Company recognizes interest and penalties related to income tax matters in the provision for income taxes in the consolidated statement of earnings and records the liability in the current or long-term income taxes payable, as appropriate. The Company had $114 million and $126 million of accrued gross interest and penalties as of April 24, 2009 and April 25, 2008, respectively. During the fiscal year ended April 24, 2009, the Company recognized interest expense, net of tax benefit, of approximately $18 million in the provision for income taxes in the consolidated statement of earnings.

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

          In August 2003, the IRS proposed adjustments arising out of its audit of the fiscal years 1997, 1998 and 1999 tax returns. The Company initiated defense of these adjustments at the IRS appellate level and in the second quarter of fiscal year 2006 the Company reached settlement on most, but not all matters. The remaining issue relates to the allocation of income between Medtronic, Inc., and its wholly owned subsidiary in Switzerland. On April 16, 2008, the IRS issued a statutory notice of deficiency with respect to this remaining issue. The Company filed a Petition with the U.S. Tax Court on July 14, 2008 objecting to the deficiency and intends to defend its position vigorously.

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

          In March 2009, the IRS issued its audit report for fiscal years 2005 and 2006. The Company has reached agreement with the IRS on many, but not all, of the proposed adjustments for fiscal years 2005 and 2006. The significant issues that remain unresolved relate to the allocation of income between Medtronic, Inc. and its wholly owned subsidiaries and the timing of the deductibility of a settlement payment. For the proposed adjustments that the Company does not agree with, the Company has filed its protest with the IRS.

          The Company’s reserve for the uncertain tax positions related to these significant unresolved matters with the IRS, described above, is subject to a high degree of estimation and management judgment. Resolution of these significant unresolved matters, or positions taken by the IRS or foreign tax authorities during future tax audits, could have a material impact on the Company’s financial results in future periods. The Company continues to believe that its reserves for uncertain tax positions are appropriate and has meritorious defenses for its tax filings and will vigorously defend them during the audit process, appellate process and through litigation in courts, as necessary.

14.     Retirement Benefit Plans

          The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. The cost of these plans was $223 million, $222 million and $184 million in fiscal years 2009, 2008 and 2007, respectively. The Company adopted the measurement date provisions of SFAS No. 158 effective April 26, 2008. The U.S. plans and some plans outside the U.S. previously had a measurement date of January 31. All plans now measure their funded status as of the Company’s year end. The adoption of the measurement date provisions of SFAS No. 158 resulted in an after-tax decrease to shareholders’ equity of $13 million, a decrease to other long-term assets of $5 million and an increase to long-term accrued compensation and retirement benefits of $8 million.

Medtronic, Inc.
Notes to Consolidated Financial Statements

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

          As of April 24, 2009 and 2008, the net (underfunded)/overfunded status of the Company’s benefit plans was $(157) million and $90 million, respectively.

          The change in benefit obligation and funded status of the Company’s employee retirement plans follow:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Post-Retirement Benefits
	Fiscal Year		Fiscal Year		Fiscal Year
(in millions)	2009	2008	2009	2008	2009	2008

Accumulated benefit obligation at end of year:	$759	$751	$308	$324	$174	$184

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$902	$868	$400	$353	$184	$196
Adjustment due to adoption of SFAS No. 158 measurement date provisions	34	—	4	—	6	—
Service cost	74	72	29	32	14	16
Interest cost	60	52	19	16	12	12
Employee contributions	—	—	10	9	5	4
Plan amendments	—	1	—	1	—	—
Actuarial gain	(199)	(70)	(8)	(49)	(36)	(35)
Benefits paid	(29)	(24)	(8)	(14)	(12)	(10)
Medicare Part D reimbursements	—	—	—	—	1	—
Special termination benefits	—	3	—	—	—	1
Foreign currency exchange rate changes	—	—	(73)	52	—	—
Projected benefit obligation at end of year	842	902	373	400	174	184

Change in plan assets:
Fair value of plan assets at beginning of year	1,100	1,008	335	280	141	127
Adjustment due to adoption of SFAS No. 158 measurement date provisions	(25)	—	1	—	(3)	—
Actual (loss)/return on plan assets	(302)	31	(49)	(26)	(41)	1
Employer contributions	89	85	66	42	18	19
Employee contributions	—	—	10	9	5	4
Benefits paid	(29)	(24)	(8)	(14)	(12)	(10)
Foreign currency exchange rate changes	—	—	(64)	44	—	—
Fair value of plan assets at end of year	833	1,100	291	335	108	141

Funded status at end of year:
Fair value of plan assets	833	1,100	291	335	108	141
Benefit obligations	842	902	373	400	174	184
Overfunded/(underfunded) status of the plan	(9)	198	(82)	(65)	(66)	(43)
Recognized asset (liability)	$(9)	$198	$(82)	$(65)	$(66)	$(43)

Amounts recognized on the consolidated balance sheet consist of:
Non-current assets	$82	$300	$1	$2	$—	$—
Current liabilities	(5)	(5)	(1)	(2)	—	—
Non-current liabilities	(86)	(97)	(82)	(65)	(66)	(43)

Recognized asset (liability)	$(9)	$198	$(82)	$(65)	$(66)	$(43)

Amounts recognized in accumulated other comprehensive (loss)/income:

Prior service (benefit)/cost	$(7)	$(9)	$7	$9	$2	$3
Net actuarial loss	465	221	90	41	44	19
Ending balance	$458	$212	$97	$50	$46	$22

Medtronic, Inc.
Notes to Consolidated Financial Statements

          In certain countries outside the U.S., fully funding pension plans is not a common practice, as funding provides no income tax benefit. Consequently, certain pension plans were partially funded as of April 24, 2009 and April 25, 2008. U.S. and non-U.S. plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Fiscal Year
(in millions)	2009	2008
Accumulated benefit obligation	$239	$129
Projected benefit obligation	256	159
Plan assets at fair value	104	15

          Plans with projected benefit obligations in excess of plan assets:

	Fiscal Year
(in millions)	2009	2008
Projected benefit obligation	$432	$403
Plan assets at fair value	258	232

          The net periodic benefit costs of the plans include the following components:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Post-Retirement Benefits
	Fiscal Year			Fiscal Year			Fiscal Year
(in millions)	2009	2008	2007	2009	2008	2007	2009	2008	2007
Service cost	$74	$72	$64	$29	$32	$27	$14	$16	$13
Interest cost	60	52	45	19	16	12	12	12	10
Expected return on plan assets	(99)	(87)	(74)	(20)	(18)	(13)	(12)	(11)	(9)
Amortization of prior service costs	(1)	(1)	(1)	1	1	1	—	—	—
Amortization of net actuarial loss	6	15	15	—	2	2	—	2	2
Net periodic benefit cost	40	51	49	29	33	29	14	19	16
Special termination benefits	—	3	—	—	—	—	—	1	—
Total cost for period	$40	$54	$49	$29	$33	$29	$14	$20	$16

          The changes in the components of unrecognized benefit plan costs for fiscal year 2009 are as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post- Retirement Benefits
Net actuarial loss	$250	$60	$24
Adjustment due to adoption of SFAS No. 158 measurement date provisions	1	1	—
Amortization of prior service costs	1	(1)	—
Amortization of net actuarial loss	(6)	—	—
Effect of exchange rates	—	(13)	—
Changes in unrecognized benefit plan costs	$246	$47	$24

          The estimated amounts that will be amortized from accumulated other comprehensive (loss)/income into net periodic benefit cost, before tax, in fiscal year 2010 are as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post- Retirement Benefits
Amortization of prior service cost	$(1)	$—	$—
Amortization of net actuarial loss	2	1	2
	$1	$1	$2

Medtronic, Inc.
Notes to Consolidated Financial Statements

          The actuarial assumptions were as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Post-Retirement Benefits
	Fiscal Year			Fiscal Year			Fiscal Year
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Weighted average assumptions – projected benefit obligation:
Discount rate	8.25%	6.75%	6.00%	5.41%	5.37%	4.42%	8.25%	6.75%	6.00%
Rate of compensation increase	4.00%	4.24%	4.24%	2.90%	3.10%	3.09%	N/A	N/A	N/A
Healthcare cost trend rate	N/A	N/A	N/A	N/A	N/A	N/A	8.50%	9.00%	10.00%
Weighted average assumptions – net periodic benefit cost:
Discount rate	6.75%	6.00%	6.00%	5.37%	4.42%	4.34%	6.75%	6.00%	6.00%
Expected return on plan assets	8.75%	8.75%	8.75%	5.97%	5.76%	5.59%	8.75%	8.75%	8.75%
Rate of compensation increase	4.24%	4.24%	4.24%	3.10%	3.09%	3.07%	N/A	N/A	N/A
Healthcare cost trend rate	N/A	N/A	N/A	N/A	N/A	N/A	9.00%	10.00%	9.00%

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

Medtronic, Inc.
Notes to Consolidated Financial Statements

          The Company has a Qualified Plan Committee (the Plan Committee) that sets investment guidelines with the assistance of an external consultant. These guidelines are established based on market conditions, risk tolerance, funding requirements and expected benefit payments. The Plan Committee also oversees the investment allocation process, selects the investment managers and monitors asset performance. As pension liabilities are long-term in nature, the Company employs a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption.

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

          Plan assets also include investments in the Company’s common stock of $38 million and $62 million at April 24, 2009 and April 25, 2008, respectively.

          The Company’s pension plan weighted average asset allocations and the target allocations at April 24, 2009 and April 25, 2008, by asset category, is as follows:

U.S. Plans

	Pension Benefits Allocation		Target Allocation
	2009	2008	2009	2008
Asset Category
Equity securities	46%	53%	60%	60%
Debt securities	19	11	10	10
Other	35	36	30	30
Total	100%	100%	100%	100%

Non-U.S. Plans

	Pension Benefits Allocation		Target Allocation
	2009	2008	2009	2008
Asset Category
Equity securities	36%	41%	37%	41%
Debt securities	16	12	15	14
Cash	4	1	—	—
Other	44	46	48	45
Total	100%	100%	100%	100%

          It is the Company’s policy to fund retirement costs within the limits of allowable tax deductions. During fiscal year 2009, the Company made discretionary contributions of approximately $89 million to the U.S. pension plan and approximately $18 million to fund post-retirement benefits. Internationally, the Company contributed approximately $66 million for pension benefits during fiscal year 2009. During fiscal year 2010, the Company anticipates that its contribution for pension benefits and post-retirement benefits will be consistent with those contributions made during fiscal year 2009. Based on the guidelines under the U.S. Employee Retirement Income Security Act (ERISA) and the various guidelines which govern the plans outside the U.S., the majority of anticipated fiscal year 2010 contributions will be discretionary.

          Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Fiscal Year	Gross Payments	Gross Payments	Gross Payments	Gross Medicare Part D Receipts
2010	$32	$12	$8	$1
2011	36	14	9	1
2012	41	15	10	1
2013	46	16	11	1
2014	52	17	13	1
2015 – 2019	377	105	96	13
Total	$584	$179	$147	$18

Medtronic, Inc.
Notes to Consolidated Financial Statements

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

          The healthcare cost trend rate for post-retirement benefit plans was 8.5 percent at April 24, 2009. The trend rate is expected to decline to 5.0 percent over a five-year period. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

(in millions)	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on post-retirement benefit cost	$2	$(2)
Effect on post-retirement benefit obligation	9	(9)

          Defined Contribution Savings Plans The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and Company performance and starting in fiscal year 2006 the entire match is made in cash. Expense under these plans was $103 million, $85 million and $64 million in fiscal years 2009, 2008 and 2007, respectively.

          Effective May 1, 2005, the Company froze participation in the existing defined benefit pension plan in the U.S. and implemented two new plans including an additional defined benefit pension plan and a new defined contribution pension plan, respectively: the Personal Pension Account (PPA) and the Personal Investment Account (PIA). Employees in the U.S. hired on or after May 1, 2005 have the option to participate in either the PPA or the PIA. Participants in the PPA receive an annual allocation of their salary and bonus on which they will receive an annual guaranteed rate of return which is based on the 10-year Treasury bond rate. Participants in the PIA also receive an annual allocation of their salary and bonus; however, they are allowed to determine how to invest their funds among identified fund alternatives. The cost associated with the PPA is included in the U.S. Pension Benefits in the tables presented earlier. The defined contribution cost associated with the PIA was approximately $37 million, $30 million and $25 million in fiscal years 2009, 2008 and 2007, respectively.

15.     Leases

          The Company leases office, manufacturing and research facilities and warehouses, as well as transportation, data processing and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the fair rental value on the date of renewal.

          Future minimum payments under capitalized leases and non-cancelable operating leases at April 24, 2009 are:

(in millions) Fiscal Year	Capitalized Leases	Operating Leases
2010	$17	$77
2011	19	50
2012	19	31
2013	21	23
2014	—	21
2015 and thereafter	—	35
Total minimum lease payments	$76	$237
Less amounts representing interest	(9)	N/A
Present value of net minimum lease payments	$67	N/A

Medtronic, Inc.
Notes to Consolidated Financial Statements

          Rent expense for all operating leases was $150 million, $135 million and $112 million in fiscal years 2009, 2008 and 2007, respectively.

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

16.     Contingencies

          The Company is involved in a number of legal actions. The outcomes of these legal actions are not within the Company’s complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, that could require significant expenditures or result in lost revenues. In accordance with SFAS No. 5, the Company records a liability in the consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. While it is not possible to predict the outcome for most of the matters discussed, the Company believes it is possible that costs associated with them could have a material adverse impact on the Company’s consolidated earnings, financial position or cash flows.

Litigation with Wyeth and Cordis Corporation

          On February 22, 2008, Wyeth and Cordis filed a lawsuit against the Company and its subsidiary, Medtronic AVE, Inc., in U.S. District Court for the District of New Jersey, alleging that Medtronic’s Endeavor drug-eluting stent infringes three U.S. “Morris” patents alleged to be owned by Wyeth and exclusively licensed to Cordis. The Company believes it is indemnified for the claims made by Wyeth and Cordis. The Company has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

Litigation with Johnson & Johnson and Cordis Corporation

          On February 20, 2006, an arbitration panel issued a final, non-appealable award concluding that Medtronic Vascular’s S670, S660, S540, S7 and Driver stents, which were formerly the subject of a patent infringement dispute between J&J and Cordis and Medtronic Vascular, are licensed under a 1997 agreement between the two companies and subject to a covenant not to sue contained within a 1998 amendment to the 1997 agreement. Cordis since initiated six arbitration proceedings against Medtronic Vascular alleging that certain of the products infringe certain patents of J&J and Cordis, and is seeking royalties for such infringement, if any. On May 8, 2009, the parties settled the six arbitrations, including all current and potential disputes between the two parties under their 1997 agreement relating to coronary angioplasty stent design and balloon material patents. As consideration for the settlement, Medtronic paid J&J and Cordis a lump sum of $270 million on May 8, 2009, and recorded an expense of $270 million in the matter.

Litigation with Abbott Cardiovascular Systems Inc.

          On December 24, 1997, Abbott Cardiovascular Systems Inc. (ACS), a subsidiary of Abbott Laboratories (Abbott), sued Medtronic Vascular in U.S. District Court for the Northern District of California alleging that certain models of Medtronic Vascular’s bare metal stents infringe the Lau stent patents held by ACS, and seeking injunctive relief and monetary damages. In February 2005, following trial in Delaware federal district court, a jury determined that the ACS Lau stent patents were valid and that Medtronic’s Driver, GFX, MicroStent, S540, S660, S670, Bestent2 and S7 stents (the bare metal stents) infringe those patents. Medtronic Vascular made numerous post-trial motions challenging the jury’s verdict of infringement and validity. In August 2005, the Court issued an order continuing a stay of any further proceedings on the questions of damages or willful infringement.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          On March 30, 2007, the District Court denied Medtronic’s post-trial motions, and on April 24, 2007, the District Court ruled that the patents were enforceable. In May 2007, the District Court entered judgment in favor of ACS and against Medtronic Vascular on the issues of validity, infringement and enforceability of the Lau patents. On May 18, 2007, the District Court confirmed that a trial on issues of damages or willful infringement would be deferred pending the U.S. Court of Appeals for the Federal Circuit review of the liability issues concerning alleged infringement, invalidity and inequitable conduct.

          ACS filed a motion for injunction in the District Court on June 29, 2007 on both the bare metal stents and the Endeavor drug-eluting stent, which had never previously been named as an accused product in the lawsuit. On July 6, 2007, Medtronic filed its motion to stay ACS’s June 29, 2007 motion for a permanent injunction pending arbitration under a 2002 agreement with Abbott providing Medtronic with a license that Medtronic asserted precluded the ACS injunction motion.

          On August 6, 2007, the Delaware District Court granted Medtronic’s July 6, 2007 motion to stay, in part, permitting arbitration to proceed on Medtronic’s assertion that it has a license to practice the U.S. Lau patents in its Endeavor stent. On February 26, 2008, an arbitrator concluded that the Company was not licensed to practice the U.S. Lau patents in its Endeavor stent and ACS filed a sealed motion with the District Court seeking to lift the July 6, 2007 stay of proceedings on ACS’s motion for an injunction as to Endeavor. On September 29, 2008, the Delaware District Court granted ACS’s motion to lift the stay of proceedings with regard to Endeavor and then denied ACS’s motion for a permanent injunction with respect to both Driver and Endeavor. On October 2, 2008, Medtronic filed its Notice of Appeal to the U.S. Court of Appeals for the Federal Circuit with respect to the May 2007 judgment in favor of ACS, and all other adverse rulings to Medtronic. On October 15, 2008, ACS appealed from the District Court’s September 29, 2008 order denying ACS’s request for a permanent injunction. Medtronic filed its principal brief in the appeal on January 26, 2009. Briefing is expected to be completed by early June 2009, after which the U.S. Court of Appeals for the Federal Circuit will set a date for hearing oral argument.

          On June 18, 2008, Abbott initiated legal proceedings in the Netherlands against Medtronic BV, Medtronic Trading NL BV and BV Medtronic FSC asserting that certain of Medtronic’s Driver, Endeavor and Endeavor Resolute large vessel diameter stents infringe an Abbott European Lau patent issued on June 18, 2008. On August 28, 2008, a judge of the district court granted Abbott a preliminary injunction against Medtronic prohibiting Medtronic from making, selling and distributing certain large vessel diameter Medtronic stents in the Netherlands. On March 11, 2009 the three judge Netherlands trial court issued an opinion in favor of Medtronic, finding that the accused large vessel stents did not infringe Abbott’s European Lau patent and permitting Medtronic to seek damages for the time during which the preliminary injunction was in effect. The court did not decide whether the European Lau patent was valid, but deferred ruling until the European Patent Office ruled on pending oppositions to the patent. The European Lau patent remains subject to challenges to the patent’s validity in opposition proceedings in the European patent office. Abbott has filed similar lawsuits against Medtronic’s large vessel bare metal stents in France, Germany and Japan. In the German proceeding, a trial date is set for August 20, 2009. In France, a trial is scheduled for November 30, 2009. In Japan, a series of hearings are being held throughout 2009. The first hearing was on February 2, 2009 , and the next will be on July 15, 2009.

          In response to Medtronic’s Request for Reexamination for each of the four Lau patents, in December 2006, the United States Patent and Trademark Office (USPTO) issued an initial “office action” finding that the claims which Medtronic products were previously found to have infringed were not patentable. The USPTO granted a second petition to reexamine each of the four Lau patents in 2007. On June 30, 2008, the USPTO determined for a second time that all of the claims of the earliest Lau patent (US 5,514,154) that Medtronic was found to infringe were invalid. After granting a third petition to reexamine two of the other four Lau patents (US 6,066,167 and 6,066,168) in 2008, on September 30, 2008, the USPTO again determined that all claims of those two Lau patents that Medtronic was found to have infringed were invalid. Finally, with respect to the fourth and latest issued Lau patent (US 6,432,133), on March 3, 2008, the USPTO again determined that all claims of this Lau patent that Medtronic was found to infringe were invalid with the exception of a single claim. This latest issued Lau patent is involved in a reexamination proceeding, which allows Medtronic to participate in the USPTO proceedings. Responses to the USPTO’s rejection of the claims of this patent were filed by both parties in October 2008. The patent holder will have an opportunity to challenge the USPTO’s determinations in further proceedings in the reexaminations. Until these reexaminations are concluded, their potential impact upon the claims relating to the Lau patents in the above proceeding remains unknown.

          The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

Medtronic, Inc.
Notes to Consolidated Financial Statements

Litigation with DePuy Spine

          On January 26, 2001, DePuy Spine (formerly DePuy/AcroMed), a subsidiary of J&J, and Biedermann Motech GmbH (collectively, DePuy) filed suit in U.S. District Court for the District of Massachusetts alleging that Medtronic’s subsidiary, Medtronic Sofamor Danek USA, Inc. (MSD), was infringing a patent relating to a design for a thoracolumbar multi-axial screw (MAS). DePuy subsequently supplemented its allegations to claim that MSD’s M10, M8 and Vertex screws infringe the patent. On April 17, 2003 and February 26, 2004, the District Court ruled on summary judgment that the M10, M8 and Vertex screws do not infringe. On October 1, 2004, a jury found that MAS screws, which MSD no longer sells in the U.S., infringe under the doctrine of equivalents. The jury awarded damages of $21 million and on February 9, 2005, the Court entered judgment against MSD, including prejudgment interest, in the aggregate amount of $24 million. In the third quarter of fiscal year 2005, the Company recorded an expense equal to the $24 million judgment in the matter. DePuy appealed the Court’s decisions that the M10, M8 and Vertex screws do not infringe, and MSD appealed the jury’s verdict that the MAS screws infringe valid claims of the patent. On November 20, 2006, the U.S. Court of Appeals for the Federal Circuit affirmed the decision of the District Court that the M10 and M8 screws do not infringe, affirmed the jury’s verdict and damage award on the MAS screws, affirmed the decision that the Vertex screws do not literally infringe, but remanded the case, ruling that there is a triable issue of fact as to whether the Vertex screws infringe under the doctrine of equivalents. On remand, DePuy further supplemented its allegations to claim that an additional product, the Vertex Max screws, also infringe. On March 20, 2007, the District Court declined to stay execution of the judgment relating to the MAS product. On March 30, 2007, the judgment plus accrued interest was paid under protest. On September 27, 2007, a jury found that the Vertex and Vertex Max screws infringe under the doctrine of equivalents and awarded $226 million in damages to DePuy, and the District Court entered judgment against Medtronic on December 12, 2007. Thereafter, the District Court ruled on all post-trial motions, increasing the award to DePuy to an estimated amount of $272 million. The District Court also granted a permanent injunction against Medtronic that prohibits Medtronic from making, using and selling Vertex and Vertex Max polyaxial screws in the U.S.; however, Medtronic’s Vertex Select multi-axial screw is not affected by the injunction. Medtronic appealed to the U.S. Court of Appeals for the Federal Circuit. DePuy cross-appealed. On June 1, 2009, the Court of Appeals for the Federal Circuit affirmed the determination of infringement and award of lost profits, but reversed the remaining elements of the damages awarded. The court remanded the case to the District Court for the calculation of post-judgment interest on damages of $149 million. The final judgment will also include pre-judgment interest. In the fourth quarter of fiscal year 2009, the Company recorded an expense in the amount of $178 million relating to the matter.

Marquis/Maximo/InSync Matters

          On February 10, 2005, Medtronic voluntarily began to advise physicians about the possibility that a specific battery shorting mechanism might manifest itself in a subset of ICDs and cardiac resynchronization therapy-defibrillators (CRT-Ds). These included certain Marquis VR/DR and Maximo VR/DR ICDs and certain InSync I/II/III CRT-D devices. Subsequent to this voluntary field action, a number of lawsuits were filed against the Company alleging a variety of claims, including individuals asserting claims of personal injury and third party payors alleging entitlement to reimbursement. Many of these lawsuits were settled, and in the third quarter of fiscal year 2008, the Company recorded an expense of $123 million relating to the settlement in accordance with SFAS No. 5 as the potential loss was both probable and reasonably estimable. The Company paid substantially all of the $123 million in the first quarter of fiscal year 2009. O ne third party payor , Kinetic Knife, dismissed its original action without prejudice and subsequently filed a putative class action relating to the same subject matter. Medtronic removed the action to federal court in the District of Minnesota and filed a motion to dismiss, which is pending. In addition, class action product liability suits pending in Canada are consolidated in the Ontario Superior Court of Justice. That court certified a class proceeding on December 6, 2007 and denied Medtronic’s leave to appeal certification on May 15, 2008. The class was certified to include individual implant recipients and their family members. In addition, the subrogated claims of the provincial health insurers to recover costs incurred in providing medical services to the implant class are claimed in the class proceeding. Pretrial proceedings are underway. The Company has not recorded an expense related to damages for the remaining suits because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

Sprint Fidelis Product Liability Matters

          On October 15, 2007, the Company voluntarily suspended worldwide distribution of its Sprint Fidelis (Fidelis) family of defibrillation leads. The leads are used to deliver therapy in patients with ICDs, but are generally not used in pacemaker patients. The U.S. Food and Drug Administration (FDA) subsequently classified the Company’s action as a Class I recall. As of June 15 , 2009, approximately 1,250 lawsuits regarding the Fidelis leads have been filed against the Company, including approximately 37 putative class action suits reflecting a total of approximately 2,300 individual personal injury cases. In general, the suits allege claims of product liability, warranty, negligence, unjust enrichment, emotional distress and consumer protection violations. One lawsuit includes a claim by an individual purporting to act as a surrogate for the Center for Medicare and Medicaid Services, and one lawsuit has been brought by a third party payor as a putative class action suit. In addition, one putative class action has been filed in the Ontario Superior Court of Justice in Canada. Approximately 400 of the lawsuits have been filed in state court, generally alleging similar causes of action. Of those state court actions, approximately 380 are consolidated before a single judge in Hennepin County District Court in the state of Minnesota. That judge has scheduled a hearing on Medtronic’s motion to dismiss the Minnesota cases for September 4, 2009, and discovery continues to be stayed. The federal court cases have been consolidated for pretrial proceedings before a single federal judge in the U.S. District Court for the District of Minnesota pursuant to the Multi-District Litigation (MDL) rules. On January 5, 2009, the MDL court entered an order dismissing with prejudice the master consolidated complaint for individuals and the master consolidated complaint for third party payors on grounds of federal preemption. On May 12, 2009, the MDL court denied plaintiffs’ request to file a motion for reconsideration of the dismissals and plaintiffs’ motion seeking permission to amend the master consolidated complaint. The court dismissed with prejudice 229 cases that adopted the master consolidated complaint and stayed all other cases pending further order of the court. Plaintiffs in the 229 cases filed a notice of appeal to the Eighth Circuit Court of Appeals on May 29, 2009. Oral argument in the Court of Appeals is anticipated in December 2009. Discovery in the Minnesota state court continues to be stayed .

Medtronic, Inc.
Notes to Consolidated Financial Statements

          The Company has not recorded an expense related to damages in connection with the matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

Shareholder Related Matters

          On November 8, 2007, Stanley Kurzweil filed a putative class action complaint against the Company and certain of its officers in the U.S. District Court for the District of Minnesota, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the Exchange Act) and Rule 10b-5 thereunder. The complaint is brought on behalf of persons or entities who purchased securities of Medtronic during the period of June 25, 2007 through October 15, 2007. The complaint alleges that “materially false and misleading” representations were made as to the market acceptance and use of the Fidelis defibrillator leads to artificially inflate Medtronic’s stock price. Pursuant to court order, the caption of the case was changed to Medtronic, Inc., Securities Litigation, and a consolidated putative class action complaint was filed on April 18, 2008. On March 10, 2009, the court entered an order dismissing the complaint with prejudice and denying plaintiffs leave to amend. Plaintiffs have filed a motion to alter the judgment, which was denied on May 29, 2009.

          On November 29 and December 14, 2007 respectively, Feivel Gottlieb and Alan Weinberg filed shareholder derivative actions in Hennepin County District Court in the state of Minnesota against both the Company and certain of its officers and directors, alleging breach of fiduciary duty, waste of corporate assets and other claims arising from the same subject matter as the consolidated class action complaint. On July 28, 2008, the state court stayed these actions pending final resolution of the related consolidated class action complaint.

          Similarly, on January 9, 2008, Iris Markewich filed a shareholder derivative action against both the Company and certain of its officers, directors, and employees (the defendants) in the U.S. District Court for the District of Minnesota, alleging breach of fiduciary duty, waste of corporate assets and other claims arising from the same subject matter as the consolidated class action complaint. After the defendants moved to dismiss the complaint, the plaintiffs amended their complaint to add similar allegations relating to alleged off-label promotion of INFUSE Bone Graft. On May 11, 2009, the court granted the defendants motion to dismiss without prejudice.

          On January 9, 2009, Richard Gulbrandsen filed a similar shareholder derivative action against both the Company and certain of its officers, directors and employees in Hennepin County District Court in the state of Minnesota, alleging breach of fiduciary duty and other claims arising from the same subject matter as the Markewich putative class action complaint. On April 9, 2009, the court stayed the action until resolution of the Markewich matter pursuant to a stipulation of the parties.

          In addition, on August 11, 2008, Mark Brown filed a complaint against the Company and certain directors, officers and other company personnel in the U.S. District Court for the District of Minnesota, alleging violations of the Employee Retirement Income Security Act arising from the same subject matter as the consolidated putative class complaint. The complaint was filed on behalf of a putative class of participants in and beneficiaries of the Medtronic Inc. Saving and Investment Plan whose individual accounts hold shares of company stock at any time from February 15, 2007 to November 19, 2007. On December 29, 2008, the plaintiff amended the complaint to add similar allegations relating to alleged off-label promotion of INFUSE Bone Graft and to amend the class to include participants in the plan from February 15, 2007 to December 12, 2008. The defendants’ motion to dismiss was granted on May 26, 2009.

          On December 11, 2008, the Minneapolis Firefighters’ Relief Association filed a putative class action complaint against the Company and two of its officers in the U.S. District Court for the District of Minnesota, alleging violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. The complaint is brought on behalf of persons or entities who purchased securities of Medtronic from November 19, 2007 through November 17, 2008. The complaint alleges that the defendants made false and misleading public statements concerning the INFUSE Bone Graft product which artificially inflated Medtronic’s stock price during the period. On May 28, 2009, the court order appointed a lead plaintiff and lead counsel.

Medtronic, Inc.
Notes to Consolidated Financial Statements

          On February 24, 2009, Christin Wright filed a complaint against the Company and certain directors, officers and other company personnel in the United States District Court for the District of Minnesota, alleging violations of the Employee Retirement Income Security Act. The complaint was filed purportedly on behalf of a putative class comprised of participants and beneficiaries of the Medtronic Savings and Investment Plan whose individual accounts held shares of company stock at any time from June 28, 2006 to November 18, 2008. The plaintiff claims the defendants breached fiduciary duties by allegedly failing to properly disclose the September 2008 settlement of the Fastenetix litigation and the October 2008 settlement of the Cordis litigation.

          The Company has not recorded an expense related to damages in connection with these shareholder related matters because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

Mirowski

          Medtronic is a licensee to the RE 38,119 patent (‘119 Patent) and RE 38,897 patent (‘897 Patent) owned by Mirowski Family Ventures, LLC (Mirowski) relating to the treatment of hemodynamic dysfunction. Medtronic and Mirowski dispute the application of the ‘119 and ‘897 Patents to certain Medtronic cardiac resynchronization products. The parties entered into a tolling agreement deferring and conditioning any litigation of the dispute upon conditions precedent. The tolling agreement expired on October 1, 2007. In subsequent notices, Mirowski identified certain claims of the two patents that Mirowski asserts Medtronic is using. On December 17, 2007, Medtronic filed an action in U.S. District Court in Delaware seeking a declaration that none of its products infringe any valid claims of either the ‘119 or ‘897 Patents. If certain conditions are fulfilled, the ‘119 and/or ‘897 Patents are determined to be valid and the Medtronic products are found to infringe the ‘119 and/or ‘897 Patents, Medtronic will be obligated to pay royalties to Mirowski based upon sales of certain CRT-D products. A trial date has not been set. As of April 24, 2009, the amount of disputed royalties and interest related to CRT-D products is $103 million. This amount has not been accrued because the outcome is not currently probable under SFAS No. 5.

          In addition, Medtronic is a licensee to the 4,407,288 Patent (‘288 Patent) owned by Mirowski relating to ICDs. Until November 2001, Medtronic accrued and paid royalties under the license based on a percentage of ICD sales. Medtronic and Mirowski dispute the application of the ‘288 Patent to certain Medtronic ICD products. In November 2001, Medtronic ceased paying royalties and entered into an agreement with Mirowski to pay putative royalties into an interest-bearing escrow account through the expiration of the ‘288 Patent in December of 2003. As of April 24, 2009, the current balance in the interest-bearing escrow account is $85 million. The parties also entered into a tolling agreement deferring and conditioning any litigation of the obligation to pay royalties upon certain conditions precedent. If these conditions are fulfilled and the patent determined to be invalid or Medtronic’s products found not to infringe, the escrowed funds will be released to Medtronic.

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

17.     Quarterly Financial Data (unaudited)

(in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Net Sales
2009	$3,706	$3,570	$3,494	$3,829	$14,599
2008	3,127	3,124	3,405	3,860	13,515

Gross Profit
2009	$2,851	$2,687	$2,646	$2,897	$11,081
2008	2,335	2,284	2,535	2,915	10,069

Net Earnings
2009	$747	$571	$723	$128	$2,169
2008	675	666	77	812	2,231

Basic Earnings per Share
2009	$0.67	$0.51	$0.65	$0.11	$1.94
2008	0.59	0.59	0.07	0.72	1.97

Diluted Earnings per Share
2009	$0.66	$0.51	$0.65	$0.11	$1.93
2008	0.59	0.58	0.07	0.72	1.95

          The data in the schedule above has been intentionally rounded to the nearest million and therefore the quarterly amounts may not sum to the fiscal year to date amounts.

Medtronic, Inc.
Notes to Consolidated Financial Statements

18.     Segment and Geographic Information

          The Company functions in seven operating segments, consisting of CRDM, Spinal, CardioVascular, Neuromodulation, Diabetes, Surgical Technologies and Physio-Control.

          Each of the Company’s operating segments has similar economic characteristics, technology, manufacturing processes, customers, distribution and marketing strategies, regulatory environments and shared infrastructures. Net sales by operating segment are as follows:

	Fiscal Year
(in millions)	2009	2008	2007
Cardiac Rhythm Disease Management	$5,014	$4,963	$4,876
Spinal	3,400	2,982	2,417
CardioVascular	2,437	2,131	1,909
Neuromodulation	1,434	1,311	1,183
Diabetes	1,114	1,019	863
Surgical Technologies	857	780	666
Physio-Control	343	329	385
Total Net Sales	$14,599	$13,515	$12,299

          On December 4, 2006, the Company announced its intention to pursue a spin-off of Physio-Control into an independent, publicly traded company. However, as discussed in the “Other Matters” section of the management’s discussion and analysis, the Company announced, in January 2007, a voluntary suspension of U.S. shipments of Physio-Control products manufactured at its facility in Redmond, Washington in order to address quality system issues. The Company continues to work with the FDA to address the quality system issues that must be resolved in order to resume unrestricted distribution of its external defibrillators. As a result of this issue, the Company’s plans to pursue a spin-off of Physio-Control are on hold for at least the next twelve months. As additional information, Physio-Control’s (loss)/income before interest and income taxes for fiscal years 2009, 2008 and 2007 is $(17) million, $(28) million and $7 million, respectively.

Geographic Information

Net sales to external customers by geography are as follows:

(in millions)	United States	Europe	Asia Pacific	Other Foreign	Consolidated
Fiscal Year 2009
Net sales to external customers	$8,997	$3,564	$1,558	$480	$14,599
Long-lived assets*	$7,236	$5,660	$185	$286	$13,367

Fiscal Year 2008
Net sales to external customers	$8,336	$3,288	$1,437	$454	$13,515
Long-lived assets*	$7,456	$4,791	$168	$36	$12,451

Fiscal Year 2007
Net sales to external customers	$7,900	$2,811	$1,195	$393	$12,299
Long-lived assets*	$7,388	$604	$161	$34	$8,187

* Excludes other long-term financial instruments and long-term deferred tax assets, net, as applicable.

No single customer represents over 10 percent of the Company’s consolidated net sales in fiscal years 2009, 2008 or 2007.

Selected Financial Data
	Fiscal Year

	2009	2008	2007	2006	2005
(in millions, except per share data)
Operating Results for the Fiscal Year:
Net sales	$14,599	$13,515	$12,299	$11,292	$10,055
Cost of products sold	3,518	3,446	3,168	2,815	2,446
Gross margin percentage	75.9%	74.5%	74.2%	75.1%	75.7%
Research and development expense	$1,355	$1,275	$1,239	$1,113	$951
Selling, general and administrative expense	5,152	4,707	4,153	3,659	3,214
Special charges	100	78	98	100	—
Restructuring charges	120	41	28	—	—
Certain litigation charges	714	366	40	—	654
Purchased in-process research and development charges	621	390	—	364	—
Other expense, net	396	436	212	167	291
Interest expense/(income)	29	(109)	(154)	(87)	(45)
Earnings before income taxes	2,594	2,885	3,515	3,161	2,544
Provision for income taxes	425	654	713	614	740
Net earnings	$2,169	$2,231	$2,802	$2,547	$1,804

Per Share of Common Stock:
Basic earnings	$1.94	$1.97	$2.44	$2.11	$1.49
Diluted earnings	1.93	1.95	2.41	2.09	1.48
Cash dividends declared	0.75	0.50	0.44	0.39	0.34

Financial Position at Fiscal Year-end:
Working capital	$4,313	$3,787	$5,355	$5,971	$4,042
Current ratio	2.4:1.0	2.1:1.0	3.1:1.0	2.4:1.0	2.2:1.0
Total assets	$23,661	$22,198	$19,512	$19,665	$16,617
Long-term debt	6,772	5,802	5,578	5,486	1,973
Shareholders’ equity	12,851	11,536	10,977	9,383	10,450

Additional Information:
Full-time employees at year-end	37,665	36,484	34,554	32,280	29,835
Full-time equivalent employees at year-end	41,158	40,351	37,800	35,733	33,067

Price Range of Medtronic Stock

	Fiscal Quarter

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009 High	$54.41	$56.55	$40.69	$34.56
2009 Low	46.98	37.81	28.67	24.38
2008 High	54.05	57.86	51.21	50.44
2008 Low	50.57	47.00	45.25	46.19

          Prices are closing quotations. On June 22, 2009, there were approximately 53,600 shareholders of record of the Company’s common stock. The regular quarterly cash dividend was 18.75 cents per share for fiscal year 2009 and 12.50 cents per share for fiscal year 2008.